As filed with the Securities and Exchange Commission on June 10, 2022

No. 333-262573

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AEA-Bridges Impact Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands*	001-39584	98-1550961
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

PO Box 1093, Boundary Hall,

Cricket Square,

Grand Cayman

Cayman Islands KY1-1102

Tel: +1 (345) 814-5825

(Address, including Zip Code, and Telephone Number, including Area Code, of Principal Executive Offices)

LiveWire Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3751	87-4730333
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1209 Orange Street

Wilmington, DE 19801

Tel: +1 (345) 814-5825

(Address, including Zip Code, and Telephone Number, including Area Code, of Principal Executive Offices)

Maples Fiduciary Services (Delaware) Inc.

4001 Kennett Pike, Suite 302

Wilmington, DE 19807

Tel: (302)-338-9130

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Christian O. Nagler, Esq. Wayne Williams, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Tel.: 212-466-4800	Ryan J. Maierson, Esq. Jason Morelli, Esq. Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, TX 77002 Tel.: 713-546-5400

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the transactions contemplated by the Business Combination Agreement and Plan of Merger described in the included proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this document is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document is not an offer to sell these securities and it is not soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY – SUBJECT TO COMPLETION, DATED JUNE 10, 2022

PROXY STATEMENT FOR

AN EXTRAORDINARY GENERAL MEETING OF

THE SHAREHOLDERS OF

AEA-BRIDGES IMPACT CORP.

PROSPECTUS FOR

80,500,000 SHARES OF COMMON STOCK AND 30,500,000 WARRANTS OF

AEA-BRIDGES IMPACT CORP. (AFTER ITS DOMESTICATION AS A

CORPORATION INCORPORATED IN THE STATE OF DELAWARE)

PROSPECTUS FOR

254,000,000 SHARES OF COMMON STOCK AND 30,500,000 WARRANTS OF

LIVEWIRE GROUP, INC.

(FORMERLY KNOWN AS LW EV HOLDINGS, INC.)

To the Shareholders of AEA-Bridges Impact Corp.:

You are cordially invited to attend the extraordinary general meeting in lieu of the annual general meeting (the “General Meeting”) of AEA-Bridges Impact Corp., a Cayman Islands exempted company (“ABIC”), on [●], 2022 at 10:00 a.m., Eastern Time, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date, and at such other place to which the meeting may be adjourned.

As all shareholders will no doubt be aware, due to the current novel coronavirus (“COVID-19”) global pandemic, there are restrictions in place in many jurisdictions relating to the ability to conduct in-person meetings. As part of our precautions regarding COVID-19, we are planning for the possibility that the meeting may be held virtually over the Internet, but the physical location of the meeting will remain at the location specified above for the purposes of our amended and restated memorandum and articles of association. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the SEC as proxy material.

The units, Class A ordinary shares and public warrants of ABIC are currently listed on the NYSE under the symbols “IMPX.U,” “IMPX” and “IMPX WS,” respectively. The closing price of the units of ABIC on June 2, 2022 was $10.1697 and the closing price of the Class A ordinary shares and public warrants of ABIC on June 3, 2022 was $9.92 and $0.4998, respectively.

On December 12, 2021, ABIC, LiveWire Group, Inc. (formerly known as LW EV Holdings, Inc.), a Delaware corporation and a direct, wholly owned subsidiary of ABIC (“HoldCo”), LW EV Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of HoldCo (“Merger Sub”), Harley-Davidson, Inc., a Wisconsin corporation (“H-D”), and LiveWire EV, LLC, a Delaware limited liability company (“LiveWire”), entered into a Business Combination Agreement and Plan of Merger (as it may be amended from time to time, the “Business Combination Agreement”), pursuant to which, among other things, (a) prior to the Closing, on the Closing Date, H-D and LiveWire will consummate the separation of the LiveWire business and the other transactions contemplated by the Separation Agreement, and (b) HoldCo shall acquire from ElectricSoul, LLC (the “Company Equityholder”), and the Company Equityholder shall transfer, convey and deliver to HoldCo, all of the membership interests of LiveWire (the “Company Equity”) and the Company Equityholder shall receive, in consideration for the transfer, conveyance and delivery of the Company Equity, 161,000,000 shares of HoldCo Common Stock and the right to receive up to an additional 12.5 million shares of HoldCo Common Stock in the future. Approval of the Business Combination Agreement and the transactions contemplated thereby by ABIC’s shareholders is required by the Business Combination Agreement and ABIC’s amended and restated memorandum and articles of association. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A and ABIC encourages its shareholders to read it in its entirety. See the section entitled “Shareholder Proposal 1: The Business Combination Proposal.” On March 14, 2022, HoldCo changed its name to “LiveWire Group, Inc.”

At the General Meeting, ABIC shareholders will be asked to consider and approve the Business Combination Agreement and the consummation of the transactions contemplated thereby (the “Business Combination”), and approve the other proposals described in the accompanying proxy statement/prospectus. The board of directors of ABIC (the “ABIC Board”) has unanimously approved the Business Combination Agreement.

Concurrently with the execution of the Business Combination Agreement, ABIC and HoldCo entered into investment agreements with (i) Kwang Yang Motor Co., Ltd., (ii) KYMCO Capital Fund I Co., Ltd., (iii) SunBright Investment Co., Ltd., (iv) CycleLoop Co., Ltd. and (v) Kwang Yang Holdings Limited (collectively, the “KYMCO Group”) and the Company Equityholder, for the KYMCO PIPE Investment and the Company Equityholder PIPE Investment, respectively (as defined below).

As described in the accompanying proxy statement/prospectus, AEA-Bridges Impact Sponsor, LLC (the “Sponsor”), ABIC, HoldCo, John Garcia, John Replogle and George Serafeim entered into the Investor Support Agreement with the Sponsor pursuant to which the Sponsor has agreed to vote in favor of the Business Combination Proposal and any other proposal relating to the transaction. In addition, the Sponsor agreed to waive its redemption rights with respect to all of the Founder Shares (as defined below) in connection with the Closing of the Business Combination.

Following consummation of the Business Combination, the Company Equityholder will beneficially own approximately 74% of the combined voting power of HoldCo Common Stock, assuming no redemptions by ABIC’s Public Shareholders. As a result, HoldCo will be a “controlled company” as defined in the corporate governance rules of the NYSE.

See “Risk Factors” beginning on page 48 of the accompanying proxy statement/prospectus for a discussion of information that should be considered in connection with an investment in HoldCo’s securities.

Information about the General Meeting, the Business Combination, the Merger and other related business to be considered by the ABIC shareholders at the General Meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the General Meeting, all ABIC shareholders are urged to carefully read the accompanying proxy statement/prospectus, including the Annexes and the accompanying financial statements of ABIC and LiveWire carefully and in their entirety. In particular, you are urged to read carefully the section entitled “Risk Factors” beginning on page 48 of the accompanying proxy statement/prospectus.

After careful consideration, the ABIC Board has approved the Business Combination Agreement and the Business Combination, and recommends that ABIC shareholders vote “FOR” the Business Combination Proposal and “FOR” all other proposals presented to ABIC shareholders in the accompanying proxy statement/prospectus. When you consider the ABIC Board’s recommendation of these proposals, you should keep in mind that certain ABIC directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. Please see the section entitled “Shareholder Proposal 1: The Business Combination Proposal—Interests of Certain Persons in the Business Combination” in the accompanying proxy statement/prospectus for additional information.

The approval of the Business Combination Proposal, the Incentive Plan Proposal and the Adjournment Proposal will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of a majority of the holders of ABIC Shares, who being present and entitled to vote at the General Meeting, vote at the General Meeting.The Domestication Proposal and the Charter Proposal will require a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the outstanding Class A Ordinary Shares, who, being present and entitled to vote at the General Meeting, vote at the General Meeting. The Governing Documents Proposals are voted upon on a non-binding advisory basis only. Abstentions and broker non-votes will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute a vote cast at the General Meeting and therefore will have no effect on the approval of each of the Shareholder Proposals.

Your vote is very important. Whether or not you plan to attend the General Meeting, please vote as soon as possible following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the General Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the General Meeting. The transactions contemplated by the Business Combination Agreement will be consummated only if the Required Shareholder Proposals are approved at the General Meeting. Each of the Required Shareholder Proposals is cross-conditioned on the approval of each other. None of the Governing

Documents Proposals, which will be voted upon on a non-binding advisory basis, or the Adjournment Proposal is conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the General Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the General Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the General Meeting. If you are a shareholder of record and you attend the General Meeting and wish to vote in person, you may withdraw your proxy and vote in person (including by voting online if the meeting is conducted virtually).

TO EXERCISE YOUR REDEMPTION RIGHT, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO ABIC’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE GENERAL MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT.

On behalf of the ABIC Board, I would like to thank you for your support of ABIC and look forward to the successful completion of the Business Combination.

Sincerely,

/s/ [●]
John Garcia
Co-Chief Executive Officer and Director

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated [●], 2022, and is expected to be first mailed or otherwise delivered to ABIC shareholders on or about [●], 2022.

ADDITIONAL INFORMATION

No person is authorized to give any information or to make any representation with respect to the matters that this proxy statement/prospectus describes other than those contained in this proxy statement/prospectus, and, if given or made, the information or representation must not be relied upon as having been authorized by ABIC or LiveWire. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of this proxy statement/prospectus nor any distribution of securities made under this proxy statement/prospectus will, under any circumstances, create an implication that there has been no change in the affairs of ABIC or LiveWire since the date of this proxy statement/prospectus or that any information contained herein is correct as of any time subsequent to such date.

This proxy statement/prospectus incorporates important business and financial information about ABIC from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available for you to review at the public reference room of the U.S. Securities and Exchange Commission, or SEC, located at 100 F Street, N.E., Washington, D.C. 20549, and through the SEC’s website at www.sec.gov. You can also obtain the documents this proxy statement/prospectus free of charge by requesting it in writing or by telephone from the appropriate company at the following address and telephone number:

AEA-Bridges Impact Corp.

PO Box 1093, Boundary Hall,

Cricket Square,

Grand Cayman

Cayman Islands

KY1-1102

(345) 814-5825

or

Morrow Sodali LLC

333 Ludlow Street, 5th Floor

Stamford, Connecticut 06902

Individuals, please call toll-free: (800) 662-5200

Banks and brokerage firms, please call: (203) 658-9400

Email: IMPX@info.morrowsodali.com

To obtain timely delivery, our shareholders must request the materials no later than five business days prior to the General Meeting.

You also may obtain additional proxy cards and other information related to the proxy solicitation by contacting the appropriate contact listed above. You will not be charged for any of these documents that you request.

NOTICE OF EXTRAORDINARY GENERAL MEETING

OF AEA-BRIDGES IMPACT CORP.

TO BE HELD [●], 2022

AEA-BRIDGES IMPACT CORP.

A Cayman Islands Exempted Company

PO Box 1093, Boundary Hall,

Cricket Square,

Grand Cayman

Cayman Islands

KY1-1102

TO THE SHAREHOLDERS OF AEA-BRIDGES IMPACT CORP.:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “General Meeting”) of AEA-Bridges Impact Corp., a Cayman Islands exempted company (“ABIC”), will be held at 10:00 a.m., Eastern Time, on [●], 2022, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022, or via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned.

As all shareholders will no doubt be aware, due to the current novel coronavirus (“COVID-19”) global pandemic, there are restrictions in place in many jurisdictions relating to the ability to conduct in-person meetings. As part of our precautions regarding COVID-19, we are planning for the possibility that the meeting may be held virtually over the Internet, but the physical location of the meeting will remain at the location specified above for the purposes of our amended and restated memorandum and articles of association. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the SEC as proxy material.

You are cordially invited to attend the General Meeting to conduct the following items of business and/or consider, and if thought fit, approve the following resolutions:

1.

The Business Combination Proposal: To consider and vote upon a proposal by ordinary resolution to approve the Business Combination Agreement, dated as of December 12, 2021 (as it may be amended from time to time), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, by and among ABIC, LiveWire Group, Inc. (formerly known as LW EV Holdings, Inc.), a Delaware corporation and a direct, wholly owned subsidiary of ABIC (“HoldCo”), LW EV Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of HoldCo, Harley-Davidson, Inc., a Wisconsin corporation, and LiveWire EV, LLC, a Delaware limited liability company, and the consummation of the transactions contemplated thereby be authorized, approved and confirmed in all respects (the “Business Combination” and such proposal, the “Business Combination Proposal”).

2.

The Domestication Proposal: To consider and vote upon a proposal by special resolution to approve that ABIC be transferred by way of continuation to Delaware pursuant to Part XII of the Companies Act (Revised) of the Cayman Islands and Section 388 of the General Corporation Law of the State of Delaware and, immediately upon being deregistered in the Cayman Islands, ABIC be continued and domesticated as a corporation under the laws of the State of Delaware (the “Domestication Proposal”).

3.

The Charter Proposal: To consider and vote upon a proposal by special resolution to approve ABIC’s Amended and Restated Memorandum and Articles of Association adopted by special resolution, dated October 1, 2020, be amended and restated by the Domesticated ABIC Certificate of Incorporation and Domesticated ABIC Bylaws (Domesticated ABIC being a corporation incorporated in the State of Delaware, assuming the Domestication Proposal and the filing with and acceptance by the Secretary of State of Delaware of the Certificate of Corporate Domestication and Domesticated ABIC Certificate of Incorporation in accordance with Section 388 of the DGCL) (the “Charter Proposal”).

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4.

The Governing Documents Proposals: To consider and vote upon, on a nonbinding advisory basis, four separate proposals (collectively, the “Governing Documents Proposals”) in connection with the replacement of the Existing Organizational Documents with the Domesticated ABIC Organizational Documents (the “Governing Documents Proposals”).

a. Governing Documents Proposal A: To consider and vote upon, on a nonbinding advisory basis, the amendment to approve the change in the authorized share capital of ABIC from (i) 500,000,000 Class A Ordinary Shares, (ii) 50,000,000 Class B Ordinary Shares and (iii) 5,000,000 preference shares, par value $0.0001 per share, to (a) 800,000,000 shares of Domesticated ABIC Common Stock and (b) 20,000,000 shares of preferred stock, par value $0.0001 per share, of Domesticated ABIC.

b. Governing Documents Proposal B: To consider and vote upon, on a nonbinding advisory basis, the amendment to authorize the Domesticated ABIC Board to issue any or all shares of Domesticated ABIC preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by the Domesticated ABIC Board and as may be permitted by the DGCL.

c. Governing Documents Proposal C: To consider and vote upon, on a nonbinding advisory basis, the amendment to authorize the removal of the ability of Domesticated ABIC stockholders to take action by written consent in lieu of a meeting.

d. Governing Documents Proposal D: To consider and vote upon, on a nonbinding advisory basis, the amendment to authorize the amendment and restatement of the Existing Organizational Documents and to authorize all other changes in connection with the replacement of Existing Organizational Documents with the Domesticated ABIC Certificate of Incorporation and Domesticated ABIC Bylaws as part of the Domestication (copies of which are attached to this proxy statement/prospectus as Annex B and Annex C, respectively), including adopting Delaware as the exclusive forum for certain stockholder litigation and the federal district courts of the United States as the exclusive forum for litigation arising out of the Securities Act, which the ABIC Board believes is necessary to adequately address the needs of Domesticated ABIC after the Business Combination.

5.

The Incentive Award Plan Proposal: To consider and vote upon a proposal by ordinary resolution to approve the LiveWire Group, Inc. 2022 Incentive Award Plan (the “Incentive Plan,” a copy of which is attached to this proxy statement/prospectus as Annex G), to be effective upon approval by ABIC’s shareholders (the “Incentive Plan Proposal”).

6.

The Adjournment Proposal: To consider and vote upon a proposal by ordinary resolution to approve the adjournment of the General Meeting to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies for the purpose of obtaining approval of the Required Shareholder Proposals, (ii) for the absence of a quorum, (iii) to allow reasonable additional time for filing or mailing of any legally required supplement or amendment to the proxy statement/prospectus or (iv) if the holders of Public Shares have elected to redeem such shares such that either (a) the shares of HoldCo Common Stock and HoldCo Warrants would not be approved for listing on the NYSE or (b) the Minimum Cash Condition would not be satisfied at Closing (the “Adjournment Proposal”).

Each of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal and the Incentive Plan Proposal is conditioned on the approval and adoption of each of the other Required Shareholder Proposals. None of the Governing Documents Proposals, which will be voted upon on a nonbinding advisory basis, or the Adjournment Proposal is conditioned upon the approval of any other proposal.

These items of business are described in this proxy statement/prospectus, which we encourage you to read carefully in its entirety before voting.

Only holders of record of ABIC ordinary shares (“ABIC Shares”) at the close of business on [●], 2022 are entitled to notice of the General Meeting and to vote and have their votes counted at the General Meeting and any adjournments or postponements of the General Meeting. This proxy statement/prospectus and accompanying

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proxy card is being provided to ABIC’s shareholders in connection with the solicitation of proxies to be voted at the General Meeting and at any adjournment of the General Meeting. Whether or not you plan to attend the General Meeting, all of ABIC’s shareholders are urged to read this proxy statement/prospectus, including the Annexes and the documents referred to herein carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 48.

After careful consideration, the ABIC Board has determined that each of the proposals is fair to and in the best interests of ABIC and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of these proposals if presented. When you consider the recommendation of the ABIC Board, you should keep in mind that ABIC’s directors and officers may have interests in the Business Combination that conflict with your interests as a shareholder. See the section entitled “Shareholder Proposal 1: The Business Combination Proposal—Interests of Certain Persons in the Business Combination.”

Pursuant to the Existing Organizational Documents, a Public Shareholder may request that ABIC redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i) (a) hold Public Shares, or (b) hold Public Shares through units, you elect to separate your units into the underlying Public Shares and warrants prior to exercising your redemption rights with respect to the Public Shares; and

(ii) prior to 5:00 p.m., Eastern Time on [●], 2022, (a) submit a written request to Continental Stock Transfer & Trust Company, ABIC’s transfer agent, in which you (i) request that ABIC redeem all or a portion of your Public Shares for cash, and (ii) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and (b) deliver your Public Shares to Continental Stock Transfer & Trust Company, ABIC’s transfer agent, physically or electronically through the Depository Trust Company (“DTC”).

Public Shareholders may seek to have their Public Shares redeemed by ABIC, regardless of whether they vote for or against the Business Combination Proposal or any other Shareholder Proposal and whether they held ABIC Shares as of the Record Date or acquired them after the Record Date. Any Public Shareholder who holds ABIC Shares on or before [●], 2022 (two (2) business days before the General Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid. For illustrative purposes, based on funds in the Trust Account of approximately $400,313,600 on March 31, 2022 and including anticipated additional interest through the closing of the Business Combination (assuming interest accrues at recent rates and no additional tax payments are made out of the Trust Account), the estimated per share redemption price is expected to be approximately $10.01. A Public Shareholder who has properly tendered his, her or its Public Shares for redemption will be entitled to receive his, her or its pro rata portion of the aggregate amount then on deposit in the Trust Account in cash for such shares only if the Business Combination is completed. If the Business Combination is not completed, the redemptions will be canceled and the tendered shares will be returned to the relevant Public Shareholders as appropriate.

Public Shareholders who seek to redeem their Public Shares must demand redemption no later than 5:00 p.m., Eastern Time, on [●], 2022 (two (2) business days before the General Meeting) by (a) submitting a written request to the Transfer Agent that ABIC redeem such holder’s Public Shares for cash, (b) affirmatively certifying in such request to the Transfer Agent for redemption if such holder is acting in concert or as a “group” (as defined in Section 13 d-3 of the Exchange Act) with any other shareholder with respect to ABIC Shares and (c) delivering their ABIC Shares, either physically or electronically using DTC’s deposit/withdrawal at custodian system (“DWAC”), at the holder’s option, to the Transfer Agent prior to the General Meeting. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered to the Transfer Agent (either physically or electronically)

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in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker a nominal fee and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of his, her, its or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 15% or more of ABIC’s Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by ABIC.

Pursuant to the Investor Support Agreement, the Sponsor, officers and directors of ABIC have waived all of their redemption rights and will not have redemption rights with respect to any ABIC Shares owned by them, directly or indirectly. Holders of the warrants will not have redemption rights with respect to the warrants.

To ensure your representation at the General Meeting, however, you are urged to complete, sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the General Meeting and vote electronically, obtain a proxy from your broker or bank.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the General Meeting or not, please complete, sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

/s/ [●]
John Garcia
Co-Chief Executive Officer and Director

[●], 2022

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

ALL ABIC PUBLIC SHAREHOLDERS HAVE THE RIGHT TO HAVE THEIR SHARES REDEEMED FOR CASH IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION. PUBLIC SHAREHOLDERS ARE NOT REQUIRED TO AFFIRMATIVELY VOTE FOR OR AGAINST THE BUSINESS COMBINATION PROPOSAL OR BE HOLDERS OF RECORD ON THE RECORD DATE IN ORDER TO HAVE THEIR SHARES REDEEMED FOR CASH. THIS MEANS THAT ANY PUBLIC SHAREHOLDER HOLDING ABIC ORDINARY SHARES MAY EXERCISE REDEMPTION RIGHTS REGARDLESS OF WHETHER THEY ARE EVEN ENTITLED TO VOTE ON THE BUSINESS COMBINATION PROPOSAL.

TO EXERCISE REDEMPTION RIGHTS, HOLDERS MUST TENDER THEIR SHARES TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY, ABIC’S TRANSFER AGENT, NO LATER THAN TWO (2) BUSINESS DAYS PRIOR TO THE GENERAL MEETING. YOU MAY

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TENDER YOUR SHARES EITHER BY DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING DTC’S DWAC SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE THE SECTION ENTITLED “GENERAL MEETING OF ABIC SHAREHOLDERS—REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

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ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission, or SEC, by HoldCo (File No. 333-262573), constitutes a prospectus of HoldCo under Section 5 of the U.S. Securities Act of 1933, as amended, with respect to the HoldCo Securities to be issued to ABIC shareholders, if the business combination described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to the general meeting of ABIC shareholders at which ABIC shareholders will be asked to consider and vote upon a proposal to adopt the Business Combination Agreement and approve the Business Combination by the approval and adoption of the Business Combination Proposal, among other matters.

FREQUENTLY USED TERMS

In this proxy statement/prospectus:

Definitions

“ABIC” means AEA-Bridges Impact Corp., an exempted company incorporated under the laws of the Cayman Islands, prior to the Domestication.

“ABIC Board” means the board of directors of ABIC.

“ABIC Initial Shareholders” means the Sponsor, John Garcia, John Replogle and George Serafeim.

“ABIC Registration and Shareholder Rights Agreement” means the agreement, dated as of October 1, 2020, made and entered into by and among ABIC, Sponsor, and John Replogle and George Serafeim.

“ABIC Securities” means ABIC Shares, ABIC Warrants and/or ABIC Units.

“ABIC Shares” means, collectively, the Class A Ordinary Shares and the Class B Ordinary Shares.

“ABIC Units” means the units issued at the time of the IPO, with each unit consisting of one Class A Ordinary Share and one-half of one Public Warrant, at an offering price per ABIC Unit of $10.00.

“ABIC Warrant Agreement” means the agreement, dated October 1, 2020, between ABIC and the Transfer Agent, which sets forth the expiration and exercise price of and procedure for exercising the ABIC Warrants; certain adjustment features of the terms of exercise; provisions relating to redemption and cashless exercise of the ABIC Warrants; certain registration rights of the holders of ABIC Warrants; a provision for amendments to the ABIC Warrant Agreement; and indemnification of the warrant agent by ABIC under the ABIC Warrant Agreement.

“ABIC Warrants” means the Public Warrants and the Private Placement Warrants.

“Affected Periods” means (i) audited balance sheet as of October 5, 2020, (ii) audited financial statements as of December 31, 2020 and for the period from July 29, 2020 (“Inception”) through December 31, 2020 included in the 2020 Form 10-K/A No. 1; (iii) unaudited interim financial statements as of and for the quarterly period ended March 31, 2021 included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the SEC on June 25, 2021; and (iv) unaudited interim financial statements as of and for the three and six months ended June 30, 2021.

“ASC” means the Accounting Standards Codification.

“Available Cash” means the sum of (without duplication) (a) the amount of cash available to be released from the Trust Account as of immediately prior to the Closing (net of the SPAC Share Redemption Amount), plus (b) the net amount of proceeds actually received or confirmed to be received by HoldCo pursuant to the KYMCO PIPE Investment as of immediately prior to or concurrently with the Closing, plus (c) the amount of proceeds required to be funded to HoldCo pursuant to the Company Equityholder PIPE Investment, plus (d) the portion of the Backstop investment actually required to be funded to HoldCo, in each case, by Company Equityholder, minus (e) the aggregate amount of all Transaction Expenses and SPAC Transaction Expenses.

“Backstop” means the financing committed by the Company Equityholder, up to an aggregate amount of $100,000,000, pursuant to the Business Combination Agreement, whereby, to the extent that any Class A Ordinary Shares are properly redeemed at the General Meeting, H-D shall cause the Company Equityholder to pay and deliver to HoldCo an amount in cash equal to the dollar value of such redemptions in exchange for a number of shares of HoldCo Common Stock with a dollar value equal to such amount (not to exceed $100,000,000) for a purchase price of $10.00 per share of HoldCo Common Stock.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement and Plan of Merger, attached to this proxy statement/prospectus as Annex A, entered into as of December 12, 2021 by and among ABIC, LiveWire, H-D, HoldCo and Merger Sub, as it may be amended and supplemented from time to time.

“Cayman Islands Companies Act” refers to the Companies Act (As Revised) of the Cayman Islands.

“Class A Ordinary Shares” means the Class A ordinary shares of ABIC, par value $0.0001 per share.

“Class B Ordinary Shares” means the Class B ordinary shares of ABIC, par value $0.0001 per share.

“Closing” means the closing of the Business Combination.

“Closing Date” means the date on which the closing of the Business Combination occurs.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combination Period” means the 24 months from the closing of the IPO, within which ABIC is required to complete an initial business combination under the Existing Organizational Documents.

“Company Equity” means the membership interests of LiveWire.

“Company Equityholder” means ElectricSoul, LLC, a Delaware limited liability company.

“Company Equityholder PIPE Investment” means the purchase by Company Equityholder of 10,000,000 shares of HoldCo Common Stock for a purchase price of $10.00 per share for an aggregate gross purchase price equal to $100,000,000.

“Contract Manufacturing Agreement” means the agreement, substantially in the form attached to this proxy statement/prospectus as Annex K, into which H-D and LiveWire will enter in connection with the Separation, pursuant to which H-D will provide contract manufacturing and procurement services to LiveWire.

“DGCL” means the Delaware General Corporation Law, as amended.

“Domesticated ABIC” means AEA-Bridges Impact Corp., a corporation incorporated under the laws of the State of Delaware, after the Domestication.

“Domesticated ABIC Bylaws” means the bylaws of Domesticated ABIC, as of and following the Domestication, substantially in the form attached hereto as Annex C.

“Domesticated ABIC Certificate of Incorporation” means the certificate of incorporation of Domesticated ABIC, as of and following the Domestication, substantially in the form attached hereto as Annex B.

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“Domesticated ABIC Common Stock” means the Class A common stock of Domesticated ABIC, par value $0.0001 per share.

“Domesticated ABIC Organizational Documents” means the Domesticated ABIC Certificate of Incorporation and Domesticated ABIC Bylaws.

“Domesticated ABIC Warrant” means a warrant to acquire one share of Domesticated ABIC Common Stock at an exercise price of $11.50 per share of Domesticated ABIC Common Stock on the terms and conditions set forth in the ABIC Warrant Agreement.

“Domestication” means the continuation of ABIC by way of domestication of ABIC into a Delaware corporation, with the ABIC Shares becoming shares of common stock of the Delaware corporation under the applicable provisions of the Cayman Islands Companies Act and the DGCL; the term includes all matters and necessary or ancillary changes in order to effect such Domestication, including the adoption of the Domesticated ABIC Organizational Documents consistent with the DGCL.

“DTC” means the Depository Trust Company.

“DWAC” means The Depository Trust Company’s deposit/withdrawal at custodian system.

“Employee Matters Agreement” means the agreement, substantially in the form attached to this proxy statement/prospectus as Annex S, into which H-D and LiveWire will enter prior to the consummation of the Business Combination.

“Exchange” means on the Closing Date, H-D will contribute to HoldCo all of the Company Equity in exchange for the issuance of shares of HoldCo Common Stock to the Company Equityholder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing HoldCo Bylaws” means HoldCo’s bylaws in effect as of the date of this proxy statement/prospectus.

“Existing HoldCo Certificate of Incorporation” means HoldCo’s certificate of incorporation in effect as of the date of this proxy statement/prospectus.

“Existing HoldCo Organizational Documents” means the Existing HoldCo Certificate of Incorporation and Existing HoldCo Bylaws.

“Existing Letter Agreement” means the agreement among ABIC, Sponsor and certain officers and directors of ABIC, dated as of October 1, 2020.

“Existing Organizational Documents” means ABIC’s Amended and Restated Memorandum and Articles of Association adopted by special resolution, dated October 1, 2020, as may hereafter be amended.

“FATCA” means the Foreign Account Tax Compliance Act.

“Founder Shares” means the 10,000,000 Class B Ordinary Shares issued and outstanding.

“GAAP” means U.S. generally accepted accounting principles.

“General Meeting” means the extraordinary general meeting of ABIC’s shareholders, to be held on [●], 2022 at 10:00 a.m., Eastern Time, at the offices of Kirkland & Ellis LLP, located at 601 Lexington Avenue, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date, and at such other place to which the meeting may be adjourned. Due to the current novel coronavirus (“COVID-19”) global pandemic, there are restrictions in place in many jurisdictions relating to the ability to conduct in-person meetings. As part of our precautions regarding COVID-19, we are planning for the meeting to be held virtually over the Internet, but the physical location of the meeting will remain at the location specified above for the purposes of the Existing Organizational Documents.

“H-D” means Harley-Davidson, Inc., a Wisconsin corporation.

“HoldCo” means LiveWire Group, Inc. (formerly known as LW EV Holdings, Inc.), a Delaware corporation.

“HoldCo Board” means the board of directors of HoldCo subsequent to the completion of the Business Combination.

“HoldCo Common Stock” means the common stock of HoldCo, par value $0.0001 per share.

“HoldCo Registration Rights Agreement” means the agreement, substantially in the form attached to this proxy statement/prospectus as Annex F, to be entered into upon the consummation of the Business Combination, among HoldCo, LiveWire, the Sponsor, Company Equityholder, John Garcia, John Replogle and George Serafeim (collectively, the “Holders”), pursuant to which the Holders will be entitled to certain piggyback registration rights and customary demand registration rights.

“HoldCo Securities” means shares of HoldCo Common Stock and HoldCo Warrants.

“HoldCo Warrant” means a warrant that represents the right to acquire shares of HoldCo Common Stock on substantially similar terms as those set forth in the ABIC Warrant Agreement.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Incentive Plan” means the LiveWire Group, Inc. 2022 Incentive Award Plan, substantially in the form attached to this proxy statement/prospectus as Annex G.

“Insider Letter Agreement” means the letter agreement, attached to this proxy statement/prospectus as Annex O, dated October 1, 2020, by and between ABIC, the Sponsor and each of ABIC’s officers, and directors.

“Intellectual Property License Agreement” means the agreement, substantially in the form attached to this proxy statement/prospectus as Annex P, into which H-D and LiveWire will enter in connection with the Separation.

“Intended Tax Treatment” means that (a) the Domestication qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, (b) the Exchange, the PIPE Financing and the Merger, taken together, qualify as a transaction described in Section 351 of the Code, (c) the Merger qualifies as a “reorganization” within the meaning of Section 368(a)(2)(E) or Section 368(a)(1)(B) of the Code and (d) the Business Combination Agreement being adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) with respect to each of the Domestication and the Merger.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“Investment Agreements” means the investment agreements, substantially in the form attached to this proxy statement/prospectus as Annex N, between HoldCo and the KYMCO Group, pursuant to the KYMCO PIPE Investment.

“Investor Support Agreement” means the agreement, attached to this proxy statement/prospectus as Annex T dated as of December 12, 2021, by and among the Sponsor, HoldCo, ABIC, John Garcia, John Replogle and George Serafeim.

“IPO” means ABIC’s initial public offering of ABIC Units, Public Shares and Public Warrants pursuant to the IPO registration statement and completed on October 5, 2020.

“IPO registration statement” means the registration statements filed for ABIC’s IPO on Form S-1 declared effective by the SEC on October 1, 2020 (SEC File No. 333-248785).

“Joint Development Agreement” means the agreement, substantially in the form attached to this proxy statement/prospectus as Annex R, into which H-D and LiveWire will enter in connection with the Separation.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“KYMCO Group” means collectively, (i) Kwang Yang Motor Co., Ltd., (ii) KYMCO Capital Fund I Co., Ltd., (iii) SunBright Investment Co., Ltd., (iv) CycleLoop Co., Ltd. and (v) Kwang Yang Holdings Limited.

“KYMCO PIPE Investment” means the purchase by the KYMCO Group of 10,000,000 shares of HoldCo Common Stock for a purchase price of $10.00 per share for an aggregate gross purchase price equal to $100,000,000.

“Long Term Collaboration Agreement” means the agreement, dated December 12, 2021, attached to this proxy statement/prospectus as Annex I, in which KYMCO Group and LiveWire entered into in connection with the Business Combination, pursuant to which KYMCO Group and LiveWire will work together on the design, development, manufacturing and distribution of electric vehicles, and KYMCO Group will provide LiveWire with contract manufacturing for certain products. The Long Term Collaboration Agreement will become effective upon the Business Combination.

“LiveWire” means (i) LiveWire EV, LLC, a Delaware limited liability company and (ii) LiveWire EV, which, for purposes of the preparation of the financial information of LiveWire and related disclosure contained in this proxy statement/prospectus, is comprised of certain net assets and operating activities related to the historical electric vehicle operations of certain wholly owned indirect subsidiaries of H-D that did not operate as a separate, stand-alone entity and historically was included as part of the motorcycles and related products segment of H-D (for additional information, see LiveWire’s combined financial statements and notes thereto included elsewhere in this proxy statement/prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of LiveWire”).

“Lock-up Shares” means shares of HoldCo Common Stock and any other equity securities convertible into or exercisable or exchangeable for shares of HoldCo Common Stock (including any Private Placement Warrants) held by the Sponsor, Company Equityholder, Mr. Garcia, Mr. Replogle and Mr. Serafeim immediately following the Closing (other than shares of HoldCo Common Stock and any other equity securities convertible into or exercisable or exchangeable for shares of HoldCo Common Stock acquired pursuant to open market purchases subsequent to the Closing).

“Master Services Agreement” means the agreement, substantially in the form attached to this proxy statement/prospectus as Annex M, into which H-D and LiveWire will enter in connection with the Business Combination.

“Maximum Redemptions” means the maximum number of Class A Ordinary Shares of ABIC that may be redeemed in connection with the proposed Business Combination, while still satisfying the Minimum Cash Condition.

“Merger” means the merger of Merger Sub with and into ABIC, with ABIC surviving the merger as a wholly owned direct subsidiary of HoldCo.

“Merger Effective Time” means the effective time of the Merger.

“Merger Sub” means LW EV Merger Sub, Inc., a Delaware corporation.

“Minimum Cash Condition” means the closing condition in the Business Combination Agreement that the amount of Available Cash shall be no less than $270,000,000.

“Morrow” means Morrow Sodali LLC, as proxy solicitor.

“No Redemptions” means no Class A Ordinary Shares of ABIC are redeemed in connection with the proposed Business Combination.

“NYSE” means The New York Stock Exchange.

“PIPE Financing” means the Company Equityholder PIPE Investment and the KYMCO PIPE Investment.

“PIPE Investors” means the KYMCO Group and Company Equityholder.

“PFIC” means passive foreign investment company under the Code.

“Private Placement” means the private placement by ABIC of 10,500,000 Private Placement Warrants to the Sponsor simultaneously with the closing of the IPO.

“Private Placement Warrants” means the warrants exercisable for one Class A Ordinary Share at a price of $11.50 per share sold to the Sponsor simultaneously with the closing of the IPO in a private placement at a price of $1.00 per warrant.

“Proposed HoldCo Bylaws” means the bylaws of HoldCo, as of and following the Merger and to remain in effect following the Closing, substantially in the form attached hereto as Annex E.

“Proposed HoldCo Certificate of Incorporation” means the certificate of incorporation of HoldCo, as of and following the Merger and to remain in effect following the Closing, substantially in the form attached hereto as Annex D.

“Proposed HoldCo Organizational Documents” means the Proposed HoldCo Bylaws and Proposed HoldCo Certificate of Incorporation.

“proxy statement/prospectus” means the proxy statement/prospectus forming a part of this registration statement.

“Public Shareholders” means the holders of the Public Shares or Public Warrants that were sold in the IPO (whether they were purchased in the IPO or thereafter in the open market).

“Public Shares” means ABIC’s Class A Ordinary Shares sold in the IPO (whether they were purchased in the form of ABIC Units in the IPO or thereafter in the open market).

“Public Warrants” means the warrants included in the ABIC Units sold in the IPO, each warrant exercisable for one Class A Ordinary Share at a price of $11.50 per share (whether they were purchased in the form of ABIC Units in the IPO or thereafter in the open market).

“Record Date” means [●], 2022.

“redemption” means the redemption of Public Shares for the redemption price.

“redemption right” means the right of each Public Shareholder (as determined in accordance with the Existing Organizational Documents and the Trust Agreement) to redeem all or a portion of such holder’s Class A Ordinary Shares at the redemption price in connection with the General Meeting.

“Required Shareholder Proposals” means the Business Combination Proposal, the Domestication Proposal, the Charter Proposal and the Incentive Plan Proposal.

“Rule 144” means Rule 144 under the Securities Act.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Separation” means the separation of the LiveWire business from H-D into an independent company.

“Separation Agreement” means the separation agreement, substantially in the form attached to this proxy statement/prospectus as Annex H, into which LiveWire and H-D we will enter into on the Closing Date, prior to the Closing, that will set forth LiveWire’s agreements with H-D regarding the Separation.

“Shareholder Proposals” means, collectively, the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Governing Documents Proposals, the Incentive Plan Proposal and the Adjournment Proposal.

“SPAC Share Redemption Amount” means the aggregate amount payable with respect to all redemptions.

“SPAC Transaction Expenses” means all transaction expenses of ABIC (which shall include any outstanding amounts under any Working Capital Loans) that are accrued and unpaid, as set forth on a written statement to be delivered by ABIC to LiveWire not less than two (2) business days prior to the Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices for the foregoing and (i) all Transaction Expenses that are accrued and unpaid as of Closing and set forth on a written statement to be delivered by H-D to LiveWire not less than two (2) business days prior to the Closing Date, which shall include the respective amounts and wire transfer instructions for payment thereof, together with corresponding invoices for the foregoing and (ii) H-D shall pay or cause to be paid, by wire transfer of immediately available funds, any Transactions Expenses in excess of $27,000,000.

“Sponsor” means AEA-Bridges Impact Sponsor, LLC, a Cayman Islands limited liability company.

“Sponsor Group” means the Sponsor and its affiliates.

“Subscription Agreement” means the Investment Agreements, and any other subscription agreements entered into by HoldCo with the prior written approval of ABIC and LiveWire prior to Closing.

“Tax Matters Agreement” means the tax matters agreement, substantially in the form attached to this proxy statement/prospectus as Annex J, into which H-D and HoldCo will enter in connection with the Business Combination, which sets forth the principles and responsibilities of the parties regarding the allocation of taxes and other related liabilities and adjustments with respect to taxes, preparation of tax returns, tax audits and certain other tax matters.

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“Termination Date” means September 30, 2022.

“Trademark License Agreement” means the agreement, substantially in the form attached to this proxy statement/prospectus as Annex Q, into which LiveWire and H-D will enter in connection with the Separation, pursuant to which H-D will grant to LiveWire a royalty-free license to use certain H-D trademarks with respect to LiveWire products.

“Transition Services Agreement” means the agreement, substantially in the form attached to this proxy statement/prospectus as Annex L, into which LiveWire and H-D will enter in connection with the separation of the LiveWire business from H-D pursuant to the terms of the Separation Agreement.

“Transaction Expenses” means (i) all fees, costs and expenses incurred by or on behalf of or subject to payment or reimbursement by H-D and its subsidiaries, including the LiveWire and its subsidiaries before and through the Closing (and not paid prior to the Closing), including the employer’s portion of any payroll or employment taxes related thereto (whether deferred or not, but after taking into account any tax credits under the CARES Act), in connection with or incidental to the preparation for, negotiating or consummation of the transactions contemplated by the Business Combination Agreement and related agreements or otherwise in connection with H-D’s exploration of strategic alternatives, engagement in the process of selling the LiveWire Business (as defined below), including all fees, costs, expenses, brokerage fees, commissions, finder’s fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers and (ii) any amounts that H-D is obligated to pay pursuant to Section 6.15 of the Separation Agreement; provided, that any Transaction Expenses in excess of $27,000,000 shall be the liability and obligation of H-D.

“Transfer Agent” means Continental Stock Transfer & Trust Company.

“Treasury Regulations” means the Code, its legislative history, and final, temporary and proposed treasury regulations promulgated thereunder as then amended.

“Trust Account” means the trust account of ABIC, which holds the net proceeds from the IPO and certain of the proceeds from the sale of the Private Placement Warrants, together with interest earned thereon, less amounts released to pay taxes.

“Trust Agreement” means the Investment Management Trust Agreement, dated as of October 1, 2020, between ABIC and Continental Stock Transfer & Trust Company, LLC, as trustee.

“Working Capital Loans” means certain loans that may be made by the Sponsor or an affiliate of the Sponsor, or certain of ABIC’s officers and directors in connection with the financing of a business combination.

PRESENTATION OF FINANCIAL INFORMATION

Presentation of Financial Information

This proxy statement/prospectus contains:

•	the audited combined financial statements of LiveWire as of and for the years ended December 31, 2021 and 2020, prepared in accordance with GAAP;

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the unaudited interim combined financial statements of LiveWire as of March 27, 2022 and for the three months ended March 27, 2022 and March 28, 2021 (such unaudited interim combined financial statements prepared in accordance with GAAP);

•	the audited financial statements of ABIC as of December 31, 2021 and 2020 and for the period from July 29, 2020 (inception) through December 31, 2020, each prepared in accordance with GAAP;
•

the unaudited condensed financial statements of ABIC as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 (such unaudited condensed financial statements prepared in accordance with GAAP); and

•

the unaudited pro forma condensed combined financial information of LiveWire and ABIC as of and for the three months ended March 27, 2022 and for the year ended December 31, 2021, prepared in accordance with Article 11 of SEC Regulation S-X.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should carefully read the following selected financial information in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ABIC” and ABIC’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

This information should be read in conjunction with “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of LiveWire” and LiveWire’s combined financial statements and notes thereto included elsewhere in this proxy statement/prospectus. The selected historical combined financial information in this section is not intended to replace LiveWire’s historical combined financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus. LiveWire’s historical results are not necessarily indicative of future results. Such unaudited interim financial information has been prepared on a basis consistent with LiveWire’s audited combined financial statements.

The non-GAAP information of LiveWire above and elsewhere in this proxy statement/prospectus should be read in conjunction with LiveWire’s audited combined financial statements and unaudited interim combined financial statements and the related notes included elsewhere in this proxy statement/prospectus. Please see the section entitled “Shareholder Proposal 1: The Business Combination Proposal—Certain Unaudited LiveWire Prospective Financial Information” beginning on page 142 of this proxy statement/prospectus.

Share Calculations and Ownership Percentages

Unless otherwise specified (including in the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information” and ”Beneficial Ownership of Securities”), the share calculations and ownership percentages set forth in this proxy statement/prospectus with respect to HoldCo’s stockholders following the Business Combination are for illustrative purposes only and assume the following:

1.

no Public Shareholders exercise their redemption rights in connection with the Closing, and the balance of the Trust Account as of the Closing is the same as its balance on March 31, 2022 of $400,313,600. Please see the section entitled “General Meeting of ABIC Shareholders—Redemption Rights”;

2.

all separated ABIC Units, together with the cancellation of all Class B Ordinary Shares, are exchanged for shares of Domesticated ABIC Common Stock which are exchanged for shares of HoldCo Common Stock at such time;

3.

for purposes of the number of Class A Ordinary Shares redeemable, assuming Maximum Redemptions, the per share redemption price is $10.01; the actual per-share redemption price will be equal to the pro rata portion of the Trust Account calculated as of two business days prior to the consummation of the Business Combination;

4.

the PIPE Investment is consummated in accordance with the terms of the Subscription Agreements, with HoldCo issuing a total of 20.0 million shares of HoldCo Common Stock to the PIPE Investors at $10.00 per share;

5.

none of the Earn Out Shares have vested pursuant to the applicable terms of the Business Combination Agreement and are excluded from the outstanding share calculations unless expressly stated to the contrary;

6.	none of the HoldCo Common Stock reserved for issuance under the Incentive Plan has been issued; and

7.	none of the warrants to purchase HoldCo Common Stock have been exercised for shares of HoldCo Common Stock.

TRADEMARKS, TRADE NAMES, AND SERVICE MARKS

The LiveWire, H-D and STACYC logos, and other trademarks or service marks of LiveWire and/or H-D appearing in this proxy statement/prospectus are the property of HoldCo, LiveWire and/or H-D. Solely for convenience, some of the trademarks, service marks, logos and trade names referred to in this prospectus are presented without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This proxy statement/prospectus contains additional trademarks, service marks and trade names of other entities. All trademarks, service marks and trade names appearing in this proxy statement/prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements. Forward-looking statements provide the respective current expectations or forecasts of future events of HoldCo, LiveWire and ABIC. Forward-looking statements include statements about HoldCo’s, LiveWire’s and ABIC’s respective expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” and “would,” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this proxy statement/prospectus include, but are not limited to, statements regarding LiveWire’s operations, cash flows, financial position and dividend policy.

Forward-looking statements appear in a number of places in this proxy statement/prospectus including, without limitation, in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of LiveWire,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ABIC,” “Business of ABIC and Certain Information About ABIC” and “Business of LiveWire and Certain Information About LiveWire.” The risks and uncertainties include, but are not limited to:

•	LiveWire’s history of losses and expectation to incur significant expenses and continuing losses for the foreseeable future;

•	LiveWire’s ability to execute its business model, including market acceptance of its planned electric vehicles;

•

risks related to LiveWire’s limited operating history, the rollout of its business and the timing of expected business milestones, including LiveWire’s ability to develop and manufacture electric vehicles of sufficient quality and appeal to customers on schedule and on a large scale;

•	LiveWire’s financial and business performance, including financial projections and business metrics and any underlying assumptions thereunder;

•	changes in LiveWire’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•	LiveWire’s ability to attract and retain a large number of customers;

•	LiveWire’s future capital requirements and sources and uses of cash;

•	LiveWire’s ability to obtain funding for its operations and manage costs;

•	risks related to challenges LiveWire faces as pioneer into the highly-competitive and rapidly-evolving electric vehicle industry;

•	LiveWire’s operational and financial risks if it fails to effectively and appropriately separate the LiveWire business from the H-D business;

•	risks related to H-D making decisions for its overall benefit that could negatively impact LiveWire’s overall business;

•	risks related to LiveWire’s relationship with H-D and its impact on LiveWire’s other business relationships;

•	LiveWire’s ability to leverage contract manufacturers, including H-D and KYMCO Group, to contract manufacture its electric vehicles;

•

risks related to retail partners being unwilling to participate in LiveWire’s go-to-market business model or their inability to establish or maintain relationships with customers for LiveWire’s electric vehicles;

•	risks related to potential delays in the design, manufacture, financing, regulatory approval, launch and delivery of LiveWire’s electric vehicles;

•

risks related to building out LiveWire’s supply chain, including LiveWire’s dependency on its existing suppliers and LiveWire’s ability to source suppliers, in each case many of which are single-sourced or limited-source suppliers, for its critical components such as batteries and semiconductor chips;

•	LiveWire’s ability to rely on third-party and public charging networks;

•	LiveWire’s ability to attract and retain key personnel;

•	LiveWire’s business, expansion plans and opportunities, including its ability to scale its operations and manage its future growth effectively;

•

the effects on LiveWire’s future business of competition, the pace and depth of electric vehicle adoption generally and its ability to achieve planned competitive advantages with respect to its electric vehicles and products, including with respect to reliability, safety and efficiency;

•	risks related to LiveWire’s business and H-D’s business overlapping and being perceived as competitors;

•	LiveWire’s inability to maintain a strong relationship with H-D or to resolve favorably any disputes that may arise between LiveWire and H-D;

•

LiveWire’s dependency on H-D for a number of services, including services relating to quality and safety testing. If those service arrangements terminate, it may require significant investment for LiveWire to build its own safety and testing facilities, or LiveWire may be required to obtain such services from another third-party at increased costs;

•	risks related to any decision by LiveWire to electrify H-D products, or the products of any other company;

•	LiveWire’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

•	potential harm caused by misappropriation of LiveWire’s data and compromises in cybersecurity;

•	changes in laws, regulatory requirements, governmental incentives and fuel and energy prices;

•	the impact of health epidemics, including the COVID-19 pandemic, on LiveWire’s business, the other risks it face and the actions it may take in response thereto;

•	litigation, regulatory proceedings, complaints, product liability claims and/or adverse publicity;

•	the possibility that LiveWire may be adversely affected by other economic, business and/or competitive factors; and

•	other factors discussed in “Risk Factors.”

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in “Risk Factors” in this proxy statement/prospectus. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus. HoldCo, LiveWire and ABIC undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks HoldCo describes in the reports it will file from time to time with the SEC after the date of this proxy statement/prospectus.

In addition, statements that “HoldCo believes,” “LiveWire believes” or “ABIC believes” and similar statements reflect HoldCo’s, LiveWire’s and ABIC’s respective beliefs and opinions on the relevant subject. These statements are based on information available to them as of the date of this proxy statement/prospectus, and while HoldCo, LiveWire and ABIC respectively believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. HoldCo’s, LiveWire’s and ABIC’s statements should not be read to indicate that they have respectively conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements.

Although HoldCo, LiveWire and ABIC respectively believe the expectations reflected in the forward-looking statements were reasonable at the time made, they cannot guarantee future results, level of activity, performance or achievements. Moreover, neither HoldCo, LiveWire nor ABIC nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward looking statements contained in this proxy statement/prospectus and any subsequent written or oral forward-looking statements that may be issued by HoldCo, LiveWire ABIC or persons acting on their behalf.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS FOR SHAREHOLDERS

The questions and answers below highlight only selected information from this document and only briefly address certain commonly asked questions about the proposals to be presented at the General Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to our shareholders. We urge shareholders to read carefully this entire proxy statement/prospectus, including the Annexes and the other documents referred to herein, to fully understand the proposed Business Combination and the voting procedures for the General Meeting, which will be held at 10:00 a.m., Eastern Time, on [●], 2022 at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned.

Q.	Why am I receiving this proxy statement/prospectus?

A.

You are receiving this proxy statement/prospectus in connection with the General Meeting of ABIC’s shareholders. ABIC is holding the General Meeting to consider and vote upon the Shareholder Proposals described below. Your vote is important. You are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

ABIC’s shareholders are being asked to consider and vote upon the Business Combination Proposal to approve the Business Combination Agreement and the Business Combination contemplated thereby. The Business Combination Agreement provides that, among other things, (a) prior to the Closing, on the Closing Date, H-D and LiveWire will consummate the separation of the LiveWire business and the other transactions contemplated by the Separation Agreement, and (b) the Company Equityholder shall consummate the Exchange, pursuant to which HoldCo shall acquire from the Company Equityholder, and the Company Equityholder shall transfer, convey and deliver to HoldCo, all of the Company Equity and the Company Equityholder shall receive, in consideration for the transfer, conveyance and delivery of the Company Equity, 161,000,000 shares of HoldCo Common Stock and the right to receive up to an additional 12.5 million shares of HoldCo Common Stock in the future. Approval of the Business Combination Agreement and the transactions contemplated thereby by ABIC’s shareholders is required by the Business Combination Agreement and the Existing Organizational Documents. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A and ABIC encourages its shareholders to read it in its entirety. See the section titled “Shareholder Proposal 1: The Business Combination Proposal.”

ABIC’s shareholders are also being asked to consider and vote upon the Domestication Proposal to change the corporate structure and domicile of ABIC by way of continuation from an exempted company incorporated under the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”) and the Cayman Islands Companies Act (As Revised). At least one day prior to the Merger Effective Time, the Domestication will be effected, and prior to the Closing, on the Closing Date, the Merger will occur in accordance with Section 251(g) of the DGCL, in which Merger Sub will be merged with and into ABIC, with ABIC surviving the merger as a wholly owned direct subsidiary of HoldCo, and HoldCo will continue as the public company. The form of the proposed Domesticated ABIC Certificate of Incorporation and Domesticated ABIC Bylaws are attached to this proxy statement/prospectus as Annex B and Annex C, respectively. See the section titled “Shareholder Proposal 2: The Domestication Proposal.” All outstanding securities of ABIC will convert in the Merger to identical outstanding securities of HoldCo, as described in more detail in this proxy statement/prospectus.

ABIC’s shareholders are also being asked to consider and vote upon the Charter Proposal to adopt the proposed Domesticated ABIC Certificate of Incorporation in the form attached hereto as Annex B, and the proposed Domesticated ABIC Bylaws, which is included in the form attached here to as Annex C, which, in the judgment of the ABIC Board, is necessary to adequately address the needs of ABIC following the Domestication and the consummation of the Business Combination. See the section titled “Shareholder Proposal 3: The Charter Proposal.”

ABIC’s shareholders are also being asked to consider and vote upon the Governing Documents Proposals to approve, on a nonbinding advisory basis, each of the Governing Documents Proposals and thereby (i) authorize changes to authorized shares of capital stock, (ii) authorize the Domesticated ABIC Board to make issuances of preferred stock, (iii) adopt Delaware as the exclusive forum for certain stockholder litigation and the federal district courts of the United States as the exclusive forum for litigation arising out of the Securities Act, and (iv) approve other changes to be made in connection with the adoption of the Domesticated ABIC Organizational Documents. A copy of the Domesticated ABIC Certificate of Incorporation and Domesticated ABIC Bylaws is attached to this proxy statement/prospectus as Annex B and Annex C, respectively. See the section titled “Shareholder Proposal 4: The Governing Documents Proposals.”

ABIC’s shareholders are also being asked to consider and vote upon the Incentive Plan Proposal to approve the Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex G, to be effective upon approval by ABIC’s shareholders. See the section titled “Shareholder Proposal 5: The Incentive Plan Proposal.”

ABIC’s shareholders are also being asked to consider and vote upon the Adjournment Proposal to adjourn the General Meeting to a later date or dates, including, if necessary, (i) to permit further solicitation and vote of proxies if it is determined by ABIC that more time is necessary or appropriate to approve one or more Shareholder Proposals at the General Meeting, (ii) to allow reasonable additional time for filing or mailing of any supplemental or amended disclosure required under applicable law and (iii) if the holders of Class A Ordinary Shares have elected to redeem such shares such that either (a) the shares of HoldCo Common Stock and HoldCo Warrants would not be approved for listing on the NYSE or (b) the Minimum Cash Condition would not be met at Closing. See the section titled “Shareholder Proposal 6: The Adjournment Proposal.”

The presence, in person or by proxy, of ABIC shareholders representing a majority of the issued and outstanding ABIC Shares on the Record Date and entitled to vote on the Shareholder Proposals to be considered at the General Meeting will constitute a quorum for the General Meeting.

YOUR VOTE IS IMPORTANT. YOU ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS.

Q.	When and where will the General Meeting be held?

A.

The General Meeting will be held at 10:00 a.m., Eastern Time, on [●], 2022, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned. As part of our precautions regarding COVID-19, we are planning for the possibility that the meeting may be held virtually over the Internet. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the SEC as proxy material. Only shareholders who hold ABIC Shares at the close of business on the Record Date will be entitled to vote at the General Meeting.

Q.	What is being voted on at the General Meeting?

A.	At the General Meeting, the shareholders of ABIC are being asked to vote on the following Shareholder Proposals:

(1) The Business Combination Proposal;

(2) The Domestication Proposal;

(3) The Charter Proposal;

(4) The Governing Documents Proposals;

(5) The Incentive Plan Proposal; and

(6) The Adjournment Proposal.

Q.	Are the Shareholder Proposals conditioned on one another?

A.

Each of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal and the Incentive Plan Proposal (together, the “Required Shareholder Proposals”) is interdependent upon the other and each must be approved in order for ABIC to complete the Business Combination contemplated by the Business Combination Agreement. The Business Combination Proposal, the Incentive Plan Proposal, and the Adjournment Proposal will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of a majority of the holders of ABIC Shares, who, being present and entitled to vote at the General Meeting, vote at the General Meeting. None of the Governing Documents Proposals, which will be voted upon on a nonbinding advisory basis, or the Adjournment Proposal is conditioned upon the approval of any of the other proposals. The Domestication Proposal and the Charter Proposal will require a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the outstanding ABIC Shares, who, being present and entitled to vote at the General Meeting, vote at the General Meeting. The Governing Documents Proposals are voted upon on a nonbinding advisory basis only.

Q.	Why is ABIC proposing the Business Combination?

A.

ABIC was incorporated to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Since ABIC’s organization, the ABIC Board has sought to identify suitable candidates in order to effect such a transaction. In its review of LiveWire, the ABIC Board considered a variety of factors weighing positively and negatively in connection with the Business Combination. After careful consideration, the ABIC Board has determined that the Business Combination presents a highly attractive business combination opportunity and is in the best interests of ABIC’s shareholders. The ABIC Board believes that, based on its review and consideration, the Business Combination with LiveWire presents an opportunity to increase shareholder value. However, there can be no assurance that the anticipated benefits of the Business Combination will be achieved. Approval of the Business Combination by ABIC’s shareholders is required by the Business Combination Agreement and the Existing Organizational Documents.

Q.	What will happen in the Business Combination?

A.

The Business Combination consists of a series of transactions pursuant to which (i) at least one day prior to the Merger Effective Time, ABIC will complete the Domestication, in connection with which all outstanding ABIC Shares will convert into shares of Domesticated ABIC Common Stock, par value $0.0001 per share, and each outstanding ABIC Warrant will convert into a Domesticated ABIC Warrant; (ii) prior to the Closing, on the Closing Date, H-D and LiveWire will consummate the separation of the LiveWire business and the other transactions contemplated by the Separation Agreement; (iii) prior to the Closing, on the Closing Date, the Merger will occur, in which Merger Sub will be merged with and into ABIC, with ABIC surviving the merger as a wholly owned direct subsidiary of HoldCo, and HoldCo will continue as the public company, with each share of Domesticated ABIC Common Stock being converted into the right of the holder thereof to receive one share of HoldCo Common Stock; and (iv) the Company Equityholder shall consummate the Exchange, pursuant to which HoldCo shall acquire from the Company Equityholder, and the Company Equityholder shall transfer, convey and deliver to HoldCo, all of the Company Equity and the

Company Equityholder shall receive, in consideration for the transfer, conveyance and delivery of the Company Equity, 161,000,000 shares of HoldCo Common Stock and the right to receive up to an additional 12.5 million shares of HoldCo Common Stock in the future.

Q.	What consideration will be received in connection with the Business Combination?

A.

The aggregate consideration to be paid in the Business Combination is derived from an aggregate transaction enterprise value of $1.765 billion, apportioned between cash and shares of HoldCo Common Stock, as more specifically set forth in the Business Combination Agreement. In addition to the consideration to be paid at Closing, the Company Equityholder shall receive, in consideration for the transfer, conveyance and delivery of the Company Equity, 161,000,000 shares of HoldCo Common Stock and the right to receive up to an additional 12.5 million shares of HoldCo Common Stock in the future. For further details, see “The Business Combination Agreement—Consideration.”

Q.	What are the U.S. federal income tax consequences of exercising my redemption rights?

A.

We expect that a U.S. Holder that exercises its redemption rights to receive cash from the Trust Account in exchange for its Public Shares will generally be treated as selling such shares (for this purpose, including the Domesticated ABIC Common Stock received in exchange therefor) in a taxable transaction resulting in the recognition of capital gain or loss. There may be certain circumstances in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of Public Shares that such U.S. Holder owns or is deemed to own (including through the ownership of Public Warrants and the Domesticated ABIC Common Stock and Domesticated ABIC Warrants received in exchange therefor) prior to and following the redemption. For a more complete discussion of the U.S. federal income tax considerations of a U.S. Holder’s exercise of redemption rights, see “Material Tax Considerations—U.S. Federal Income Tax Considerations to U.S. Holders—Tax Consequences of U.S. Holders Exercising Redemption Rights.”

For a description of the tax consequences for Non-U.S. Holders exercising redemption rights in connection with the Business Combination, see the section entitled “Material Tax Considerations—U.S. Federal Income Tax Considerations to U.S. Holders—Tax Consequences of Non-U.S. Holders Exercising Redemption Rights.”

Additionally, because the Domestication will occur immediately prior to the redemption by any Public Shareholder, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367(b) of the Code and the tax rules relating to PFICs. The tax consequences of the exercise of redemption rights, including pursuant to Section 367(b) of the Code and the PFIC rules, are discussed more fully under “Material Tax Considerations.” All holders of our Public Shares considering exercising their redemption rights are urged to consult their tax advisors on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.

Q.	What are the U.S. federal income tax consequences as a result of the Business Combination?

A.

Subject to the assumptions, limitations and qualifications described in “Material Tax Considerations—U.S. Federal Income Tax Considerations to U.S. Holders,” it is the opinion of Kirkland & Ellis LLP that the exchange of Domesticated ABIC Common Stock for shares of HoldCo Common Stock pursuant to the Merger (together with the Exchange and PIPE Financing) will qualify as a tax-deferred exchange for U.S. federal income tax purposes under Section 351 of the Code. In addition, subject to the assumptions, limitations and qualifications described in “Material Tax Considerations—U.S. Federal Income Tax Considerations to U.S. Holders,” including that as of immediately following the Closing the Trust Account retains at least 50 percent (50%) of its cash balance as of the date hereof taking into account any exercise of redemption rights and payment of transaction expenses by ABIC, it is the opinion of Kirkland & Ellis LLP that the Merger is more likely than not to qualify as a tax-deferred reorganization under Section 368(a)(2)(E) or Section 368(a)(1)(B) of the Code. If the

Merger only qualifies as a tax-deferred exchange under Section 351 of the Code and does not qualify as a tax-deferred reorganization under Section 368(a) then the exchange of Domesticated ABIC Warrants for HoldCo Warrants in the Merger would not qualify for tax-deferred treatment and would be taxable as further described in “Material Tax Considerations—U.S. Federal Income Tax Considerations to U.S. Holders.” The parties intend to report the Merger as a tax-deferred exchange described in Section 351 of the Code and as a tax-deferred reorganization under Section 368(a) of the Code. However, there are significant factual and legal uncertainties as to whether the Merger will qualify as a tax-deferred reorganization under Section 368(a)(2)(E) or Section 368(a)(1)(B) of the Code. For example, under Section 368(a) of the Code, the acquiring corporation must continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business. However, there is an absence of guidance directly on point as to how the provisions of Section 368(a) of the Code apply in the case of an acquisition of a corporation with only investment-type assets, such as ABIC, and there are significant factual and legal uncertainties concerning the determination of this requirement. Moreover, qualification of the Merger as a tax-deferred reorganization under Section 368(a) of the Code is based on facts (including the cash balance of the Trust Account immediately following the Closing) which will not be known until or following the closing of the Business Combination. The closing of the Business Combination is not conditioned upon the receipt of an opinion of counsel that the Business Combination will so qualify for the Intended Tax Treatment, and neither ABIC nor HoldCo intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Business Combination. Further, any change that is made after the date hereof in any of the foregoing bases for the Intended Tax Treatment, including any inaccuracy of the facts or assumptions upon which such expectations were based, could adversely affect the Intended Tax Treatment. Accordingly, no assurance can be given that the Merger will qualify as a tax-free reorganization under Section 368(a) of the Code or that the IRS will not challenge the Intended Tax Treatment or that a court will not sustain a challenge by the IRS.

You are strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences of the Business Combination to you. For a description of material U.S. federal income tax consequences of the Business Combination, see the section entitled “Material Tax Considerations” beginning on page 172.

Q:	What positive and negative factors did the ABIC Board consider when determining whether to approve the Business Combination Agreement and the related transactions?

A:

In evaluating the transaction with H-D for sale of the LiveWire business, the ABIC Board consulted with its management, advisors and legal counsel as well as financial and other consultants, and considered and evaluated several factors. In particular, the ABIC Board considered the following positive factors, although not weighted or in any order of significance, in deciding to approve the Business Combination Agreement and transactions contemplated thereby:

•

LiveWire is an industry-leading all-electric motorcycle brand that operates in a large global market in the early stage of a secular shift to electric motorcycles, which the ABIC Board believes presents an attractive investment opportunity in electric vehicles with strong growth prospects. Following a review of industry trends including customer preferences and recognition of the benefits of electric vehicles, financial metrics for charging network and electric vehicle technologies, LiveWire’s evolution and other factors, the ABIC Board believes LiveWire is well positioned to further capitalize on these trends.

•	ABIC believes that LiveWire has a compelling financial profile that appeals to and aligns with its ESG priorities.

•

In connection with the Business Combination, LiveWire will be the first public electric motorcycle company in the U.S. ABIC believes that LiveWire has developed strong global production capabilities to startup and scale compared to traditional original equipment manufacturers.

•

LiveWire is a modern retailer, combining the best of digital and physical purchase paths for its customers and retail partners to provide tech-forward sales and service. LiveWire’s retail network is rapidly expanding in priority markets by leveraging H-D’s traditional motorcycle dealer network and working with retail partners who possess a strong sales track record, presence in a priority market, commitment to LiveWire’s mission and expertise in the electric vehicle retail and service industry.

•	LiveWire has an established brand presence in North America and Europe, with planned expansion in additional markets, including Asia-Pacific.

•

LiveWire will benefit from the operational and manufacturing support of industry-leading financial and strategic partners H-D and the KYMCO Group, each of which has provided significant investment in the Business Combination. Through these partnerships, LiveWire is well-positioned to leverage the engineering expertise, manufacturing footprint, established distribution channels, supply chain infrastructure and global logistics capabilities of H-D and the KYMCO Group, which may create an opportunity for global at-scale manufacturing and purchasing efficiencies in priority markets. Further, the KYMCO Group’s investment provided further validation for ABIC’s valuation.

•

With a robust new product pipeline, LiveWire is well positioned to, and has a clearly defined strategy to, capture increasing global market share and consumer adoption in the growing electric vehicle industry, following significant research and development investments to date. LiveWire has a demonstrated track record of research and development investments, providing breakthrough technologies and features for its premium electric motorcycle and is poised to extend its portfolio of products to include a range of middleweight applications. LiveWire is leveraging the latest technologies to address heavyweight motorcycles and anticipates future improvements in motorcycle range and charging capabilities.

•

LiveWire’s electric motorcycles utilize breakthrough technology and features, including built-in cellular connectivity and GPS, customizable ride modes, advanced control technology and the LiveWire app, providing the rider with a unique customer experience.

•	The ABIC Board believes that LiveWire has a strong, experienced public company management team with a proven track record of operational excellence.

•

Depending on the extent of redemptions by ABIC’s Public Shareholders and on the final amount of the expenses incurred in connection with the Business Combination, the Business Combination is expected to provide up to approximately $545 million of gross cash proceeds to LiveWire’s balance sheet. This additional cash injection is expected to, among other things, fund LiveWire’s strategic plan to accelerate its go-to-market model, invest in new production development and enhance its global manufacturing and distribution capabilities.

•

The ABIC Board reviewed and discussed in detail the results of the due diligence examination of LiveWire conducted by ABIC’s management team and ABIC’s financial, legal and regulatory advisors, including extensive telephonic and in-person meetings with the management team and advisors of H-D regarding LiveWire and its business plan, operations, prospects and forecasts, research on the electric vehicle industry, including historical growth trends and market share information as well as end-market size and growth projection, evaluation analyses with respect to the Business Combination, review of material contracts (including LiveWire’s exclusive retailer, dealer, and supplier contracts), LiveWire’s audited and unaudited financial statements and other material matters as well as general financial, technical, legal, intellectual property, regulatory, tax and accounting due diligence.

•

The ABIC Board reviewed factors such as LiveWire’s historical financial results, and outlook and business and financial plans. In reviewing these factors, the ABIC Board believed that LiveWire was well positioned in its industry for potential strong future growth and therefore was likely to be positively viewed by public investors.

•

Following a review of the financial data provided to ABIC and the due diligence of LiveWire’s business conducted by ABIC’s management and ABIC’s advisors and the support for the implied valuation of LiveWire indicated by the commitments obtained in the PIPE Financing, the management of LiveWire determined that the aggregate consideration to be paid in the Business Combination was reasonable.

•

If the Business Combination is consummated, ABIC shareholders (other than ABIC shareholders that sought redemption of their Class A Ordinary Shares) would have a meaningful economic interest in HoldCo and, as a result, would have a continuing opportunity to benefit from the success of LiveWire following the consummation of the Business Combination.

•

H-D and/or its subsidiaries and certain Sponsor parties have agreed to be subject to a lock-up in respect of their shares of HoldCo Common Stock (ranging from 12 or 18 months for Sponsor parties to seven years for H-D and/or its subsidiaries and subject to certain customary exceptions).

•

The agreement of the KYMCO Group investors to invest $100 million in HoldCo at Closing of the Business Combination at $10.00 per share, for an aggregate of 10,000,000 shares of HoldCo Common Stock. H-D’s commitment to subscribe for shares of HoldCo Common Stock, in an aggregate amount of up to $100 million to fund any redemptions by ABIC shareholders. H-D’s commitment to purchase an aggregate of 10,000,000 shares of HoldCo Common Stock, for an aggregate amount of $100 million subject to the satisfaction (or waiver) of certain of H-D’s Closing conditions.

•

The HoldCo Board will include, among other committees, an Audit and Finance Committee and Conflicts Committee (to oversee conflicts arising in connection with the H-D relationship) comprised of all independent directors as further described in “Management of HoldCo Following the Business Combination—Nominating and Corporate Governance Committee Information.”

•	The financial and other terms of the Business Combination Agreement and the fact that such terms and conditions were the product of arm’s length negotiations between ABIC and H-D.

The ABIC Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

•	The risk that the future financial performance of LiveWire may not meet the ABIC Board’s expectations due to factors in LiveWire’s control or out of its control.

•

The potential that a significant number of ABIC’s shareholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to the Existing Organizational Documents. However, even in the event that a significant number of ABIC shareholders elect to redeem their shares, this redemption will not prevent the consumation of the Business Combination.

•

The fact that the Business Combination Agreement includes an exclusivity provision that prohibits ABIC and H-D from soliciting other business combination proposals, as further discussed in “The Business Combination Agreement—Covenants of the Parties—Other Covenants of ABIC.”

•

The separation of the LiveWire business from H-D may involve certain risks, including (i) the fact that the business of LiveWire overlaps with H-D in certain markets may affect LiveWire’s ability to build and maintain relationships with partners, dealers, suppliers and customers, (ii) LiveWire’s inability to maintain a strong relationship with H-D or to favorably resolve any disputes could result in a significant reduction of LiveWire’s revenue, (iii) following termination of the Contract Manufacturing Agreement to be entered into at Closing (pursuant to which H-D will continue to provide LiveWire with contracting manufacturing services for a proscribed period of time), LiveWire will need to engage a third-party contractor or build its own in-house manufacturing capability to make its products, which could result in significant cost and expense, (iv) the fact that LiveWire is dependent, and following completion of the Business Combination, will remain dependent on H-D for a number of services, including certain financial and accounting, IT back-of-house operations, IP, quality safety and testing-related services, (v) the fact that H-D will retain certain assets utilized in the LiveWire business and (vi) the fact that H-D holds the direct contractual relationship with many key suppliers required for LiveWire to produce its electric vehicles and disputes between H-D and such key suppliers may negatively impact LiveWire’s electric vehicle production.

•	The risk that ABIC’s shareholders may fail to provide the votes necessary to approve and effect the Business Combination.

•

The potential risks and costs associated with the Business Combination failing to be consummated in a timely manner or that Closing might not occur despite the reasonable best efforts of the parties. The completion of the Business Combination is conditioned on the satisfaction of certain Closing conditions that are not within ABIC’s control.

•

The challenges associated with preparing HoldCo, a privately held entity, for the applicable disclosure, controls and listing requirements to which HoldCo will be subject as a publicly traded company on the NYSE.

•

The expected fees and expenses associated with the Business Combination and related transactions, some of which would be payable regardless of whether the Business Combination is ultimately consummated and the substantial time and effort of management required to complete the Business Combination.

•

The fact that ABIC’s shareholders will experience dilution as a result of the issuance of shares of HoldCo Common Stock to H-D as consideration in the Business Combination (and may experience dilution as a result of future issuances or resales of shares of HoldCo Common Stock). The fact that ABIC’s shareholders will hold a minority interest in HoldCo, which will limit or preclude the ability of ABIC’s shareholders to influence corporate matters, including any future potential change in control or other material transaction. The ABIC Board determined that such facts were outweighed by the long-term benefits that the potential Business Combination would provide to ABIC’s shareholders and future shareholders of ABIC after Closing.

•

The risk that HoldCo does not obtain the commitments related to the PIPE Financing or otherwise retain sufficient cash in the Trust Account or find replacement cash to meet the requirements of the Business Combination.

•	The possibility of shareholder litigation challenging the Business Combination.

•

The risk that ABIC did not obtain a third-party valuation or financial opinion from any independent investment banking or accounting firm in determining whether to proceed with the Business Combination (and may not obtain such valuation or opinion).

•	The impact of the COVID-19 pandemic on the LiveWire business.

The ABIC Board concluded, in its business judgment, that the potential benefits related to the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the ABIC Board determined that the Business Combination Agreement and the Business Combination (including the Merger), were advisable, fair to, and in the best interests of, ABIC and its shareholders. For additional information, (see “ABIC Board’s Reasons for Approval of the Business Combination”).

Q.	Why is ABIC proposing the Domestication?

A.

The ABIC Board believes that it would be in the best interests of ABIC to effect the Domestication to enable HoldCo to avoid certain taxes that would be imposed on HoldCo if HoldCo were to conduct an operating business in the United States as a foreign corporation following the Business Combination. In addition, the ABIC Board believes Delaware provides a recognized body of corporate law that will facilitate corporate governance by HoldCo’s officers and directors following the Closing. Delaware maintains a favorable legal and regulatory environment in which to operate. For many years, Delaware has followed a policy of encouraging companies to incorporate there and in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws that are regularly updated and revised to meet changing business needs. As a result, many major corporations have initially chosen Delaware as their domicile or have subsequently reincorporated in Delaware in a manner similar to the procedures ABIC is proposing. Due to Delaware’s longstanding policy of encouraging incorporation in that state and consequently its prevalence as the state of incorporation, the Delaware courts have developed a considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing the DGCL and establishing public policies with respect to Delaware corporations. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to HoldCo’s corporate legal affairs.

The Domestication will not occur unless the ABIC shareholders have approved the Domestication Proposal, the Business Combination Proposal, the Charter Proposal and the Incentive Plan Proposal, and the Business Combination Agreement is in full force and effect prior to the Domestication. The Domestication will occur at least one day prior to the consummation of the Merger.

Q.	What is involved with the Domestication?

A.

The Domestication will require ABIC to file certain documents in both the Cayman Islands and the State of Delaware. At the effective time of the Domestication, which will be at least one day prior to the consummation of the Merger, ABIC will cease to be a company incorporated under the laws of the Cayman Islands and in connection with the Business Combination, HoldCo (of which Merger Sub will be a wholly owned direct subsidiary) will continue as a Delaware corporation. The Existing HoldCo Certificate of Incorporation and the Existing HoldCo Bylaws will be replaced by the Domesticated ABIC Certificate of Incorporation and Domesticated ABIC Bylaws. As a result, your rights as a shareholder will cease to be governed by the laws of the Cayman Islands and will be governed by Delaware law.

Q.	When do you expect that the Domestication will be effective?

A.	The Domestication is expected to become effective at least one day prior to the consummation of the Merger and Exchange.

Q.	How will the Domestication affect my securities of ABIC?

A.

In connection with the Domestication, at least one day prior to the Merger Effective Time, (i) all outstanding ABIC Shares will convert into shares of Domesticated ABIC Common Stock, par value $0.0001 per share, (ii) each outstanding ABIC Warrant will convert into a Domesticated ABIC Warrant and (iii) each issued and outstanding ABIC Unit that has not been previously separated into the underlying Class A Ordinary Share and underlying ABIC Warrant upon the request of the holder thereof will be canceled and will entitle the holder thereof to one share of Domesticated ABIC Common Stock and one-half of one Domesticated ABIC Warrant. In the Merger, by operation of law and without further action on the part of ABIC’s shareholders, each share of Domesticated ABIC Common Stock will be converted on a one-for-one basis into shares of HoldCo Common Stock. Each Domesticated ABIC Warrant will convert into a HoldCo Warrant without further action on the part of ABIC’s shareholders. Although it will not be necessary for you to exchange your certificates representing ABIC Shares after the Domestication, HoldCo will, upon request, exchange your ABIC Share certificates for the applicable number of shares of HoldCo Common Stock, and all certificates for securities issued after the Merger will be certificates representing securities of HoldCo.

Q.	What are the U.S. federal income tax consequences of the Domestication?

A.

As discussed more fully under “Material Tax Considerations,” the Domestication generally should constitute a tax-deferred reorganization within the meaning of Section 368(a)(l)(F) of the Code. Subject to the application of Section 367 and the “passive foreign investment company” (“PFIC”) rules discussed below, U.S. Holders (as defined in “Material Tax Considerations—U.S. Federal Income Tax Considerations to U.S. Holders”) and Non-U.S. Holders (as defined in “Material Tax Considerations—U.S. Federal Income Tax Considerations to Non-U.S. Holders”) should not recognize taxable gain or loss on the Domestication. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to the facts and circumstances relating to ABIC, this result is not entirely clear. In the case of a transaction, such as the Domestication, that should qualify as a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Code, subject to the PFIC rules discussed below, U.S. Holders will be subject to Section 367(b) of the Code and, as a result of the Domestication:

•

a U.S. Holder that holds Public Shares that have a fair market value of less than $50,000 on the date of the Domestication and that, on the date of the Domestication, owns (actually and constructively) less than 10% of the total combined voting power of all classes of ABIC Shares entitled to vote and less than 10% of the total value of all classes of ABIC Shares, generally will not recognize any gain or loss and will not be required to include any part of ABIC’s earnings in income;

•

a U.S. Holder that holds Public Shares that have a fair market value of $50,000 on the date of the Domestication or more and that, on the date of the Domestication, owns (actually and constructively) less than 10% of the total combined voting power of all classes of ABIC Shares entitled to vote and less than 10% of the total value of all classes of ABIC Shares generally will recognize gain (but not loss) on the exchange of Public Shares for shares of Domesticated ABIC Common Stock pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holder may file an election to include in income as a deemed dividend deemed paid by ABIC the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367(b) of the Code) attributable to its Public Shares, provided certain other requirements are satisfied; and

•

a U.S. Holder that, on the date of the Domestication, owns (actually or constructively) 10% or more of the total combined voting power of all classes of ABIC Shares entitled to vote or 10% or more of the total value of all classes of ABIC Shares generally will be required to include in income as a deemed dividend deemed paid by ABIC the “all earnings and profits amount” attributable to its Public Shares. Any such U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may, under certain circumstances, effectively be exempt from U.S. federal income taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code (commonly referred to as the participation exemption).

ABIC does not expect to have significant cumulative earnings and profits through the date of the Domestication. Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power of all classes of ABIC Shares entitled to vote or owns 10% or more of the total value of all classes of ABIC Shares. All U.S. Holders are urged to consult their tax advisors with respect to those attribution rules.

ABIC believes that it is likely classified as a PFIC. If ABIC is a PFIC, then notwithstanding the U.S. federal income tax consequences of the Domestication discussed in the foregoing, a U.S. Holder may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its Public Shares or Public Warrants for Domesticated ABIC Common Stock or Domesticated ABIC Warrants pursuant to the Domestication under the PFIC rules of the Code equal to the excess, if any, of the fair market value of the shares of Domesticated ABIC Common Stock or Domesticated ABIC Warrants received in the Domestication over the U.S. Holder’s adjusted tax basis in the corresponding Public Shares or Public Warrants surrendered in exchange therefor. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the discussion in the section entitled “Material Tax Considerations—U.S. Federal Income Tax Considerations to U.S. Holders—PFIC Considerations.”

Additionally, the Domestication may cause Non-U.S. Holders to become subject to U.S. federal income withholding taxes on any dividends paid in respect of such Non-U.S. Holder’s shares of Domesticated ABIC Common Stock.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisors on the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see “Material Tax Considerations.”

Q.

What are the material differences, if any, in the terms and price of securities issued at the time of the IPO as compared to the securities that will be issued as part of the PIPE Financing at the Closing? Will the Sponsor or any of its directors, officers or affiliates participate in the PIPE Financing?

A.

ABIC Units were the units issued at the time of the IPO consisting of Class A Ordinary Shares and Public Warrants, at an offering price per ABIC Unit of $10.00. At the Closing, the Class A Ordinary Shares will convert into shares of HoldCo Common Stock and the Public Warrants will convert into HoldCo Warrants. The PIPE Investors will receive shares of HoldCo Common Stock at a price per share of $10.00 as part of the PIPE Financing at the Closing, and will therefore hold the same security as the holders of Class A Ordinary Shares immediately following the Business Combination, although the PIPE Investors as such will not receive any Public Warrants. The PIPE Financing will raise an aggregate of $200,000,000, of which $100,000,000 will be funded by the KYMCO Group and $100,000,000 will be funded by the Company Equityholder.

Q.	What equity stake will current ABIC shareholders, the Company Equityholder and the KYMCO Group hold in HoldCo immediately after the Closing?

A.

It is anticipated that, following the Closing, in a no redemption scenario: (i) the Company Equityholder will own approximately 74.0% of the outstanding shares of HoldCo Common Stock; (ii) the Public Shareholders will own approximately 17.4% of the outstanding shares of HoldCo Common Stock; (iii) the Sponsor Group will own approximately 4.3% of the outstanding shares of HoldCo Common Stock; and (iv) the KYMCO Group stockholders will own approximately 4.3% of the outstanding shares of HoldCo Common Stock. These levels of ownership assume (A) that prior to the Closing no ABIC Warrants will be exercised and (B) that at or after the Closing no HoldCo Warrants will be exercised. If all of the Private Placement Warrants and HoldCo Warrants were exercisable and immediately exercised upon completion of the Business Combination on a 1:1 basis for cash, ABIC’s Public Shareholders would receive in aggregate approximately 22.9% of the shares of HoldCo Common Stock on a fully diluted basis, and the Sponsor Group would receive in aggregate approximately 7.84% of the shares of HoldCo Common Stock on a fully diluted basis assuming that the Sponsor Group does not transfer any of the Private Placement Warrants prior to the Closing or Private Placement Warrants at or after the Closing; however, the Private Placement Warrants and the shares of HoldCo Common Stock are subject to restrictions on the timing of their exercise and may also be exercisable on a cashless basis by reference to the fair market value of the shares of HoldCo Common Stock, and these percentages are therefore indicative only. Therefore, the voting rights of such shareholders will slightly differ from the indicated ownership percentages.

For more information, please see the sections titled “Beneficial Ownership of Securities” and “Unaudited Pro Forma Condensed Combined Financial Information.”

Q:	What vote is required to approve the Shareholder Proposals presented at the General Meeting of ABIC’s shareholders?

A:

Approval of the Business Combination Proposal, the Incentive Plan Proposal and the Adjournment Proposal requires the approval of an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of a majority of the holders of ABIC Shares, who being present and entitled to vote at the General Meeting, vote at the General Meeting. The Governing Documents Proposals are voted upon on a nonbinding advisory basis only. Abstentions and broker non-votes will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute a vote cast at the General Meeting and therefore will have no effect on the approval of each of the Business Combination Proposal, the Incentive Plan Proposal and the Adjournment Proposal.

As of the Record Date, the ABIC Initial Shareholders owned of record an aggregate of 10,000,000 Class B Ordinary Shares and 2,500,000 Class A Ordinary Shares, representing approximately 25% of the issued and outstanding ABIC Shares. Assuming that all shareholders who are entitled to do so attend the General Meeting and vote, the affirmative vote of 12,500,000 of the Public Shares, in addition to the affirmative vote of the ABIC Initial Shareholders, would be required to approve each of the Business Combination Proposal, the Incentive Plan Proposal and the Adjournment Proposal.

Approval of the Domestication Proposal and the Charter Proposal requires the approval of a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least a two-thirds majority of the issued ABIC Shares who are present in person or represented by proxy and entitled to vote thereon and who vote at the General Meeting. Abstentions and broker non-votes will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute a vote cast at the General Meeting and therefore will have no effect on the approval of each of the Domestication Proposal and the Charter Proposal.

As of the Record Date, the ABIC Initial Shareholders owned of record an aggregate of 10,000,000 Class B Ordinary Shares and 2,500,000 Class A Ordinary Shares, representing approximately 25% of the issued and outstanding ABIC Shares. Assuming that all shareholders who are entitled to do so attend the General Meeting and vote, the affirmative vote of 20,833,334 of the Public Shares, in addition to the affirmative vote of the ABIC Initial Shareholders, would be required to approve each of the Domestication Proposal and the Charter Proposal.

The Governing Documents Proposals are voted upon on a nonbinding advisory basis only.

Q:	What interests do the current ABIC Shareholders and ABIC’s other current officers and directors have in the Business Combination?

A:

When you consider the recommendation of the ABIC Board in favor of approval of the Required Shareholder Proposals, you should keep in mind that the Sponsor, our directors and our executive officers have interests in such proposal that are different from, or in addition to, those of ABIC shareholders and warrant holders generally. These interests include that the Sponsor as well as our executive officers and directors will lose their entire investment in us if our initial business combination is not completed (other than with respect to Public Shares they may have acquired or may acquire in the future), and that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete the Business Combination, even if it is with a less favorable target company or on less favorable terms to shareholders, rather than liquidate ABIC.

Additionally, among other things, these interests include the following:

•

the fact that the Sponsor and ABIC’s directors have agreed not to redeem any ABIC Shares held by them in connection with the shareholder vote to approve a proposed initial business combination, including the Business Combination;

•

the fact that the Sponsor paid an aggregate of $25,000 for the 10,000,000 Founder Shares currently owned by the Sponsor, in which certain of ABIC’s officers and directors hold a direct and indirect interest, and the independent directors. The Founder Shares would be worthless if the Business Combination or another business combination is not consummated by October 5, 2022 because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such securities may have a significantly higher value at the time of the Business Combination and, if unrestricted and freely tradable, would be valued at approximately $99,200,000, based upon the closing price of $9.92 per Class A Ordinary Share on the NYSE on June 3, 2022;

•

the fact that if the Business Combination or another business combination is not consummated by October 5, 2022, the 10,500,000 Private Placement Warrants, each exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, held by the Sponsor, in which certain of ABIC’s officers and directors hold a direct and indirect interest, and which were acquired for an aggregate purchase price of $10,500,000 in a private placement that took place simultaneously with the consummation of the IPO, would become worthless. Such securities may have a higher value at the time of the Business Combination and, if unrestricted and freely tradable, would be valued at approximately $5,247,900, based upon the closing price of $0.4998 per Public Warrant on the NYSE on June 3, 2022;

•

the fact that if the Business Combination or another business combination is not consummated by October 5, 2022, ABIC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Class A Ordinary Shares for cash and, subject to the approval of its remaining shareholders and the ABIC Board, dissolving and liquidating; and

•

the fact that the Sponsor Group paid an aggregate of $10,525,000 for its investment in HoldCo, as summarized in the table below, and following the consummation of the Business Combination, the aggregate value of the Sponsor’s investment will be $103,951,900, based upon the respective closing price of the Class A Ordinary Shares and the public warrants on the NYSE on June 3, 2022.

Sponsor Group Ownership of ABIC Prior to Closing

	Securities held by Sponsor Group	Sponsor Cost at ABIC’s IPO ($)
Founder Shares	9,950,000	$25,000	(1)
Private Placement Warrants	10,500,000	$10,500,000

Total		$10,525,000

(1)	Includes cost for 50,000 Founder Shares held by the independent directors.

Sponsor Group Ownership of HoldCo Following the Closing

	Securities held by Sponsor Group Prior to Closing	Value per Security ($)	Total Value ($)
Shares of HoldCo Common Stock Issued to Holders of Founder Shares	9,950,000	$9.92	$98,704,000
HoldCo Private Placement Warrants	10,500,000	$0.4998	$5,247,900

Total			$103,951,900

•

the fact that the Sponsor, officers or directors, or their affiliates may be reimbursed for any out-of-pocket expenses incurred on ABIC’s behalf related to identifying, investigating, negotiating, and completing an initial business combination, including the formation and setting up of the Sponsor and related entities. As of the date of this proxy statement/prospectus, no out-of-pocket expenses have been incurred by ABIC’s officers and directors and there are no outstanding out-of-pocket expenses for which ABIC’s officers or directors are awaiting reimbursement;

•

the fact that the Sponsor and ABIC’s current officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if ABIC fails to complete an initial business combination by October 5, 2022;

•	the fact that the HoldCo Registration Rights Agreement will be entered into by, among others, the Sponsor;

•

the fact that, pursuant to the Business Combination Agreement, the Sponsor will have certain governance rights in respect of HoldCo that will be set forth in the Proposed HoldCo Organizational Documents;

•	the right of the Sponsor to hold shares of HoldCo Common Stock following the Business Combination, subject to the terms and conditions of the lock-up restrictions;

•

the fact that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•	the fact that the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other ABIC shareholders experience a negative rate of return in HoldCo;

•

the fact that the Sponsor and ABIC’s officers and directors will lose their investment in ABIC and will not be reimbursed for any out-of-pocket expenses incurred by them on ABIC’s behalf incident to identifying, investigating and consummating an initial business combination if an initial business combination is not consummated by October 5, 2022;

•

the fact that if the Trust Account is liquidated, including in the event ABIC is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify ABIC to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser per Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which ABIC has entered into an acquisition agreement or claims of any third party for services rendered or products sold to ABIC, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•

the fact that John Garcia, who is currently the Executive Chairman, Co-Chief Executive Officer and Director of ABIC, paid an aggregate of $25,000,000 for 2,500,000 ABIC Units. Such securities are valued at approximately $25,424,250, based upon the closing price of the ABIC Units ($10.1697) on the NYSE on June 2, 2022; and

•

the fact that the Business Combination Agreement provides for the continued indemnification of ABIC’s existing directors and officers and required LiveWire to purchase, at or prior to the Closing, and maintain in effect for a period of six years after the Closing, a “tail” policy providing directors’ and officers’ liability insurance coverage for certain ABIC directors and officers after the Business Combination.

In addition, certain persons who are expected to become HoldCo directors after the completion of the Business Combination may have interests in the Business Combination that are different from, or in addition to, the interests of the ABIC shareholders. See “Shareholder Proposal 1: The Business Combination Proposal—Interests of Certain Persons in the Business Combination” for more information.

The personal and financial interests of the Sponsor as well as ABIC’s executive officers and directors may have influenced their motivation in identifying and selecting LiveWire as a business combination target, completing the Business Combination with LiveWire and influencing the operation of the business following the Business Combination. In considering the recommendations of the ABIC Board to vote for the proposals, its shareholders should consider these interests. Additionally, following the Closing, the Sponsor will have the right to designate one member of the HoldCo Board, who is initially expected to be John Garcia. Any vote made by such individual appointed by the Sponsor as part of such individual’s service on the HoldCo Board does not express the vote of ABIC in any capacity, but solely such individual’s vote as a director of HoldCo.

Q:	Did the ABIC Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:

No. The ABIC Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. However, ABIC’s management, the members of the ABIC Board and the other representatives of ABIC have substantial experience in evaluating the operating and financial merits of companies similar to LiveWire and reviewed certain financial information of LiveWire and compared it to certain publicly traded companies, selected based on the experience and the professional judgment of ABIC’s management team, which enabled them to make the necessary analyses and determinations regarding the Business Combination. Accordingly, investors will be relying solely on the judgment of the ABIC Board in valuing LiveWire’s business and assuming the risk that the ABIC Board may not have properly valued such business.

Q.	Who will have the right to nominate or appoint directors to the HoldCo Board after the consummation of the Business Combination?

A.	Subject to the Business Combination Agreement, each holder of shares of HoldCo Common Stock has the exclusive right to vote for the election of directors following the consummation of the Business

Combination. In the case of election of directors, all matters to be voted on by stockholders must be approved by a plurality of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class.

The HoldCo Board will be initially comprised of seven board members nominated by the Company Equityholder, three of such board members being independent under the NYSE listing standards and one of such independent board members being initially selected by the Sponsor (with such board member selection by the Sponsor acceptable to the Company Equityholder).

ABIC shareholders are not being asked to vote on the election of directors at the General Meeting to which this proxy statement/prospectus relates.

Q.	What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A.

Following the closing of the IPO on October 5, 2020, an amount equal to $400,000,000 ($10.00 per unit) from the net proceeds from the IPO and the sale of the Private Placement Warrants was placed in the Trust Account. At March 31, 2022, we had cash and investments held in the Trust Account of approximately $400.3 million. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account, which interest shall be net of taxes payable and excluding deferred underwriting commissions, for the purposes of consummating an initial business combination (which will be the Business Combination should it occur). We may withdraw interest from the Trust Account to pay taxes, if any. To the extent that our share capital or debt is used, in whole or in part, as consideration to complete a Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

If our initial business combination (which will be the Business Combination should it occur) is paid for using equity or debt securities or not all of the funds released from the Trust Account are used for payment of the consideration in connection with our initial business combination (which will be the Business Combination should it occur) or used for redemptions or purchases of the Public Shares, HoldCo may apply the balance of the cash released to us from the Trust Account for general corporate purposes, including for maintenance or expansion of operations of HoldCo, the payment of principal or interest due on indebtedness incurred in completing our Business Combination, to fund the purchase of other companies or for working capital. See “Summary—Sources and Uses of Funds for the Business Combination.”

Q.	What happens if a substantial number of the Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A.

Our Public Shareholders are not required to vote “FOR” the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are reduced as a result of redemptions by Public Shareholders.

If a Public Shareholder exercises its redemption rights, such exercise will not result in the loss of any warrants that it may hold. Assuming that 37,500,000 Class A Ordinary Shares held by ABIC’s Public Shareholders (or approximately 93.8% of the Class A Ordinary Shares outstanding) were redeemed, each of the retained outstanding Public Warrants (which will be HoldCo Warrants following the Closing) would each have a value of approximately $0.4998 per warrant based on the closing price of the Public Warrants on the NYSE on June 3, 2022. If a substantial number of, but not all, Public Shareholders exercise their redemption rights, but choose to exercise their retained warrants, any non-redeeming shareholders would experience dilution to the extent such warrants are exercised and additional shares of HoldCo Common Stock are issued.

The Business Combination Agreement provides that LiveWire’s obligation to consummate the Business Combination is conditioned on, among other things, the Minimum Cash Condition. The Minimum Cash Condition requires that the Company shall have Available Cash of at least $270,000,000 equal to the sum of (without duplication) (a) the amount of cash available to be released from the Trust Account as of immediately prior to the Closing (net of the SPAC Share Redemption Amount), plus (b) the net amount of proceeds actually received or confirmed to be received by HoldCo pursuant to the KYMCO PIPE Investment as of immediately prior to or concurrently with the Closing, plus (c) the amount of proceeds required to be funded to HoldCo pursuant to the Company Equityholder PIPE Investment, plus the portion of the Backstop actually required to be funded to HoldCo, in each case, by the Company Equityholder, minus the aggregate amount of all Transaction Expenses and SPAC Transaction Expenses. If the Minimum Cash Condition is not met, and such condition is not waived by LiveWire, then the Business Combination Agreement may be terminated and the proposed Business Combination may not be consummated. In addition, in no event will ABIC redeem Class A Ordinary Shares in an amount that would cause our net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

Additionally, as a result of redemptions, the trading market for shares of HoldCo Common Stock may be less liquid than the market for the Class A Ordinary Shares was prior to consummation of the Business Combination and we may not be able to meet the listing standards for NYSE or another national securities exchange.

The below sensitivity table shows the potential impact of redemptions on the pro forma book value per share of the shares owned by non-redeeming shareholders in a no redemption scenario, an illustrative redemption scenario, and a maximum redemption scenario. The sensitivity table below also sets forth (x) the potential additional dilutive impact of each of the below additional dilution sources in each redemption scenario, and (y) the effective underwriting fee incurred in connection with the IPO in each redemption scenario.

	Assuming No Redemption(1)		Assuming Illustrative Redemption(2)		Assuming Contractual Maximum Redemption(3)		Assuming Charter Redemption Limitation(4)
Shareholders	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %
Company Equityholder(5)	171,000,000	74.0%	181,000,000	81.9%	181,000,000	89.0%	181,000,000	89.8%
Public Shareholders	40,000,000	17.4%	20,000,000	9.1%	2,500,000	1.2%	499,609	0.2%
Sponsor stockholders(6)	10,000,000	4.3%	10,000,000	4.5%	10,000,000	4.9%	10,000,000	5.0%
KYMCO Group stockholders	10,000,000	4.3%	10,000,000	4.5%	10,000,000	4.9%	10,000,000	5.0%

Total Shares Outstanding Excluding HoldCo Warrants	231,000,000	100.0%	221,000,000	100%	203,500,000	100%	201,499,609	100%

	Assuming No Redemption(1)		Assuming Illustrative Redemption(2)		Assuming Contractual Maximum Redemption(3)		Assuming Charter Redemption Limitation(4)
Additional Dilution Sources	Amount ($)	Equity %(7)	Amount ($)	Equity %(7)	Amount ($)	Equity %(7)	Amount ($)	Equity %(7)
HoldCo Warrants	30,500,000	9.2%	30,500,000	9.6%	30,500,000	10.2%	30,500,000	10.3%
Earn Out Shares	12,500,000	3.8%	12,500,000	3.9%	12,500,000	4.2%	12,500,000	4.2%
Incentive Plan	57,540,000	17.4%	53,340,000	16.8%	51,765,000	17.4%	51,344,918	17.4%

Total Additional Dilution Sources	100,450,000	30.3%	96,340,000	30.4%	94,765,000	31.8%	94,344,918	31.9%

	Assuming No Redemption(1)		Assuming Illustrative Redemption(2)		Assuming Contractual Maximum Redemption(3)		Assuming Charter Redemption Limitation(4)
Deferred Discount	Amount ($)	% of Trust Account	Amount ($)	% of Trust Account	Amount ($)	% of Trust Account	Amount ($)	% of Trust Account
Effective Deferred Discount(8)	$14,000,000	3.5%	$14,000,000	7.0%	$14,000,000	56.0%	$14,000,000	280.0%

(1)	This scenario assumes that no Public Shares are redeemed by Public Shareholders.
(2)	This scenario assumes that 20,000,000 Public Shares are redeemed by Public Shareholders and that the Backstop is fully subscribed for.
(3)

This scenario assumes that 37,500,000 Public Shares are redeemed by Public Shareholders, which, based on the amount of $400,313,600 in the Trust Account as of March 31, 2022, represents the maximum amount of redemptions that would still enable us to have sufficient cash to satisfy the Minimum Cash Condition and that the full Backstop is subscribed for.

(4)

This scenario assumes that 39,500,316 Public Shares are redeemed by Public Shareholders, which, based on the amount of $400,313,600 in the Trust Account as of March 31, 2022, represents the maximum amount of redemptions that would still enable us to have sufficient cash to satisfy the provision in the Existing Organizational Documents that prohibits us from redeeming our Class A Ordinary Shares in an amount that would result in our failure to have net tangible assets equaling or exceeding $5,000,001, and that the full Backstop is subscribed for.

(5)	Excludes 12,500,000 shares of HoldCo Common Stock in estimated potential Earn Out Shares as the price threshold for each tranche has not yet been triggered.
(6)	Assumes that the Sponsor shall not forfeit and/or transfer any Founder Shares under the Investor Support Agreement.
(7)

The Equity % with respect to each Additional Dilution Source set forth below, including the Total Additional Dilution Sources, includes the full amount of shares issued with respect to the applicable Additional Dilution Source in the numerator and the full amount of shares issued with respect to the Total Additional Dilution Sources in the denominator. For example, in the Illustrative Redemption Scenario, the Equity % with respect to the HoldCo Warrants would be calculated as follows: (a) 30,500,000 shares issued pursuant to the HoldCo Warrants (representing approximately 13.8% of the previously outstanding 221,000,000 shares); divided by (b) (i) 221,000,000 shares (the number of shares outstanding prior to any issuance pursuant to the HoldCo Warrants) plus (ii) 30,500,000 shares issued pursuant to the HoldCo Warrants, 12,500,000 Earn Out Shares and 53,340,000 shares issued pursuant to the Incentive Plan.

(8)

The level of redemption also impacts the effective underwriting fee incurred in connection with the IPO. In a no redemption scenario, based on the approximately $400.3 million in the Trust Account, ABIC’s $14.0 million in deferred underwriting fees represents an effective deferred underwriting fee of approximately 3.5% as a percentage of cash in the Trust Account. In an illustrative redemption scenario, based on the approximately $200.1 million in the Trust Account, the effective underwriting fee would be approximately 7.0% as a percentage of the amount remaining in the Trust Account following redemptions. In a contractual maximum redemption scenario, based on the approximately $25.0 million in the Trust Account, the effective underwriting fee would be approximately 56.0% as a percentage of the amount remaining in the Trust Account following redemptions. In a charter redemption limitation scenario, based on the approximately $5,000,001 in the Trust Account, the effective underwriting fee would be approximately 280.0% as a percentage of the amount remaining in the Trust Account following redemptions.

Q.	What conditions must be satisfied to complete the Business Combination?

A.

The consummation of the Business Combination is subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, the following without limitation: (a) the approval and adoption of each of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, and the Incentive Plan Proposal by ABIC shareholders and the transactions contemplated thereby; (b) the waiting period (or any extension thereof) applicable to the consummation of the transactions contemplated by the Business Combination Agreement shall have expired or been terminated; (c) there shall not be any applicable law in effect that makes the consummation of the transactions contemplated by the Business Combination Agreement illegal or any order in effect preventing the consummation of the transactions contemplated thereby; (d) the shares of HoldCo Common Stock to be issued in connection with the Business Combination having been approved for listing on the NYSE; (e) since September 26, 2021, there shall not have occurred a Company Material Adverse Effect (as defined in the Business Combination Agreement), the material adverse effects of which are continuing; (f) ABIC having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the Closing; (g) the Minimum Cash Condition; and (h) this registration statement on Form S-4 shall have become effective under the Securities Act, no stop order shall have been issued by the SEC suspending the effectiveness of such registration statement and no proceeding seeking such stop order has been threatened or initiated by the SEC that remains pending.

See the sections titled “The Business Combination Agreement” and “Shareholder Proposal 1: The Business Combination Proposal” for a summary of the terms of the Business Combination Agreement and additional information regarding the terms of the Business Combination Proposal.

Q.	When do you expect the Business Combination to be completed?

A.	It is currently expected that the Business Combination will be completed in the second half of 2022.

This timing depends, among other things, on the approval of the Required Shareholder Proposals to be presented at the General Meeting. However, the General Meeting could be adjourned if the Adjournment Proposal is adopted at the General Meeting and ABIC elects to adjourn the General Meeting to a later date or dates to permit further solicitation and vote of proxies as permitted by the Business Combination Agreement.

Q.	What happens if the Business Combination is not completed?

A.

If a shareholder has tendered shares to be redeemed but the Business Combination is not completed, the redemptions will be canceled and the tendered shares will be returned to the relevant shareholders as appropriate. The current deadline set forth in the Existing Organizational Documents for ABIC to complete its initial business combination (which will be the Business Combination should it occur) is October 5, 2022 (24 months after the closing of the IPO).

Q.	What differences will there be between the current constitutional documents of ABIC and the Proposed HoldCo Certificate of Incorporation and the Proposed HoldCo Bylaws following the Closing?

A.

The consummation of the Business Combination is conditioned, among other things, on the Domestication. Accordingly, in addition to voting on the Business Combination, ABIC’s shareholders also are being asked to consider and vote upon a proposal to approve the Domestication, and replace our Existing Organizational Documents, in each case, under Cayman Islands law, with the Domesticated ABIC Certificate of Incorporation and Domesticated ABIC Bylaws. Following the Merger, the Proposed HoldCo Certificate of Incorporation and Proposed HoldCo Bylaws, which are substantially identical to the Domesticated ABIC Certificate of Incorporation and Domesticated ABIC Bylaws, will be in effect. The Proposed HoldCo Organizational Documents differ materially from the Existing Organizational Documents, which will govern following the Domestication and the Merger. For additional information, see “Comparison of Corporate Governance and Shareholder Rights.”

Q.	Why is ABIC proposing the Adjournment Proposal?

A.

ABIC’s shareholders are also being asked to consider and vote upon the Adjournment Proposal to approve the adjournment of the General Meeting to a later date or dates, including, if necessary, (i) to permit further solicitation and vote of proxies, (ii) for the absence of a quorum, (iii) to allow reasonable additional time for the filing or mailing of any legally required supplement or amendment to the proxy statement/prospectus or (iv) if the holders of Public Shares have elected to redeem such shares such that the shares of HoldCo Common Stock would not be approved for listing on the NYSE or the Minimum Cash Condition would not be satisfied. See the section titled “Shareholder Proposal 6: The Adjournment Proposal” for additional information.

Q.	Who is entitled to vote at the General Meeting?

A.	ABIC has fixed [●], 2022 as the Record Date. If you are a shareholder of ABIC at the close of business on the Record Date, you are entitled to vote on matters that come before the General Meeting.

Q.	How do I vote?

A.	If you are a record owner of your shares, there are two ways to vote your Class A Ordinary Shares at the General Meeting:

You Can Vote by Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the ABIC Board “FOR” the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Governing Documents Proposals, the Incentive Plan Proposal and the Adjournment Proposal (if presented). Votes received after a matter has been voted upon at the General Meeting will not be counted.

You Can Attend the General Meeting and Vote Virtually. You will receive a ballot that you may use to cast your vote.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the General Meeting and vote in person and your shares are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way ABIC can be sure that the broker, bank or nominee has not already voted your shares.

Q.	What if I do not vote my Class A Ordinary Shares or if I abstain from voting?

A.

The approval of the Business Combination Proposal, the Adjournment Proposal and the Incentive Plan Proposal will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of a majority of the holders of ABIC Shares, who being present and entitled to vote at the General Meeting, vote at the General Meeting. The Domestication Proposal and the Charter Proposal will require a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the outstanding Class A Ordinary Shares, who, being present and entitled to vote at the General Meeting, vote at the General Meeting. The Governing Documents Proposals are voted upon on a nonbinding advisory basis only. Abstentions and broker non-votes will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute a vote cast at the General Meeting and therefore will have no effect on the approval of each of the Shareholder Proposals.

Q.	What Shareholder Proposals must be passed in order for the Business Combination to be completed?

A.

The Business Combination will not be completed unless the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, and the Incentive Plan Proposal are approved. If ABIC does not complete an initial business combination (which will be the Business Combination should it occur) by October 5, 2022, ABIC will be required to dissolve and liquidate itself and return the monies held within its Trust Account to its Public Shareholders unless ABIC submits and its shareholders approve an extension.

Q.	How does the ABIC Board recommend that I vote on the Shareholder Proposals?

A.	The ABIC Board unanimously recommends that the holders of ABIC Shares entitled to vote on the Shareholder Proposals, vote as follows:

“FOR” approval of the Business Combination Proposal;

“FOR” approval of the Domestication Proposal;

“FOR” approval of the Charter Proposal;

“FOR” approval of the Governing Documents Proposals;

“FOR” approval of the Incentive Plan Proposal; and

“FOR” approval of the Adjournment Proposal, if presented.

Q.	How many votes do I have?

A.	ABIC shareholders have one vote per each ABIC Share held by them on the Record Date for each of the Shareholder Proposals to be voted upon.

Q.	How will the Sponsor and ABIC officers and directors vote in connection with the Required Shareholder Proposals?

A.

As of the Record Date, the ABIC Initial Shareholders owned of record an aggregate of 10,000,000 Class B Ordinary Shares and 2,500,000 Class A Ordinary Shares, representing approximately 25% of the issued and outstanding ABIC Shares. The Sponsor and ABIC’s officers and directors have agreed to vote the ABIC Shares owned by them in favor of the Required Shareholder Proposals. However, any subsequent purchases of Class A Ordinary Shares prior to the Record Date by the Sponsor or ABIC’s officers and directors in the aftermarket will make it more likely that the Required Shareholder Proposals will be approved as such shares would be voted in favor of the Required Shareholder Proposals. As of the Record Date, there were 50,000,000 ABIC Shares outstanding.

Q.	How do the Public Warrants differ from the Private Placement Warrants and what are the related risks for any holders of HoldCo Warrants following the Business Combination?

A.

The Private Placement Warrants will be identical to the Public Warrants in all material respects, except that the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of the initial business combination and they will not be redeemable by HoldCo so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, will have the option to exercise the Private Placement Warrants on a cashless basis. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by HoldCo in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants.

As a result, following the Business Combination, HoldCo may redeem your Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby significantly impairing the value of such warrants. HoldCo will have the ability to redeem outstanding HoldCo Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of the shares of HoldCo Common Stock equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which a notice of redemption is sent to the warrantholders. HoldCo will not redeem the warrants as described above unless a registration statement under the Securities Act covering the shares of HoldCo Common Stock issuable upon exercise of such warrants is effective and a current prospectus relating to those shares of HoldCo Common Stock is available throughout the 30-day redemption period. If and when the HoldCo Warrants become redeemable by HoldCo, it may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding HoldCo Warrants could force you (i) to exercise your HoldCo Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your HoldCo Warrants at the then-current market price when you might otherwise wish to hold your HoldCo Warrants, or (iii) to accept the nominal redemption price which, at the time the outstanding HoldCo Warrants are called for redemption, is likely to be substantially less than the market value of your HoldCo Warrants.

In addition, HoldCo will have the ability to redeem the outstanding HoldCo Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant if, among other things, the closing price of the shares of HoldCo Common Stock equals or exceeds $10.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) on the trading day prior to the date on which a notice of redemption is sent to the warrant holders. In such a case, the holders will be able to exercise their HoldCo Warrants prior to redemption for a number of shares of HoldCo Common Stock determined based on a table in which the number of shares of HoldCo Common Stock is based on the redemption date and the fair market value of the shares of HoldCo Common Stock. Recent trading prices for the Class A Ordinary Shares have not exceeded the $10.00 per share threshold at which the HoldCo Warrants would become redeemable. Please see the notes to ABIC’s financial statements included elsewhere in this proxy statement/prospectus. The value received upon exercise of the HoldCo Warrants (1) may be less than the value the holders would have received if they had exercised their HoldCo Warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the HoldCo Warrants.

In each case, HoldCo may only call the HoldCo Warrants for redemption upon a minimum of 30 days’ prior written notice of redemption to each holder, provided that holders will be able to exercise their HoldCo Warrants prior to the time of redemption and, at HoldCo’s election, any such exercise may be required to be on a cashless basis.

Q.	Do I have redemption rights with respect to my Class A Ordinary Shares?

A.

Under Section 49.5 of the Existing Organizational Documents, prior to the completion of the Business Combination, ABIC will provide all of the Public Shareholders with the opportunity to have their shares redeemed upon the completion of the Business Combination, subject to certain limitations, for cash equal to the applicable redemption price (as defined in the Existing Organizational Documents); provided, however, that ABIC may not redeem such shares to the extent that such redemption would result in ABIC having net tangible assets (as determined under the Exchange Act) of less than $5,000,001 upon the completion of the Business Combination.

Public Shareholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination, whether or not they were holders of Class A Ordinary Shares as of the Record Date or acquired their shares after the Record Date. The redemptions will be effectuated in accordance with the Existing Organizational Documents and Cayman Islands law. Any Public Shareholder who holds Class A Ordinary Shares on or before [●], 2022 (two business days before the General Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the completion of the Business Combination; provided that such Public Shareholders follow the procedures provided for exercising such redemption as set forth in the Existing Organizational Documents, as described below, by such date. However, the proceeds held in the Trust Account could be subject to claims that could take priority over those of Public Shareholders exercising such redemption right, regardless of whether such holders vote for or against the Business Combination Proposal and whether such holders are holders of Class A Ordinary Shares as of the Record Date. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. A Public Shareholder will be entitled to receive cash for these shares only if the Business Combination is completed. For more information, see “General Meeting of ABIC Shareholders — Redemption Rights.”

Q.	Can the Sponsor and the independent directors redeem their Founder Shares in connection with the consummation of the Business Combination?

A.

The Sponsor and the independent directors have agreed, for no additional consideration, to waive their redemption rights with respect to their Founder Shares and any Public Shares they may hold in connection with the consummation of the Business Combination.

Q.	May the Sponsor, ABIC directors, officers, advisors or their affiliates purchase shares in connection with the Business Combination?

A.

The Sponsor and ABIC’s directors, officers, advisors or their affiliates may purchase Class A Ordinary Shares in privately negotiated transactions or in the open market either prior to or after the Closing, including from ABIC shareholders who would have otherwise exercised their redemption rights. However, the Sponsor, directors, officers and their affiliates have no current commitments or plans to engage in such transactions and have not formulated any terms or conditions for any such transactions at the date of this proxy statement/prospectus. If ABIC engages in such transactions, any such purchases will be subject to limitations regarding possession of any material nonpublic information not disclosed to the seller of such shares and they will not make any such purchases if such purchases are prohibited by Regulation M under the Exchange Act. Any such purchase after the Record Date would include a contractual acknowledgement that the selling shareholder, although still the record holder of Class A Ordinary Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event the Sponsor or ABIC’s directors, officers or advisors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the aggregate amount then on deposit in the Trust Account.

Q.	Is there a limit on the number of shares I may redeem?

A.

Each Public Shareholder, together with any affiliate or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking a redemption right with respect to 15% or more of the Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by ABIC. Any Public Shareholder who holds less than 15% of the Public Shares may have all of the Public Shares held by him, her or it redeemed for cash.

Q.	How do I exercise my redemption right?

A.

If you are a Public Shareholder and you seek to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern Time, on [●], 2022 (two business days before the General Meeting), that ABIC redeem your shares for cash, (ii) affirmatively certify in your request to ABIC’s Transfer Agent for redemption if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) and (iii) submit your request in writing to ABIC’s Transfer Agent, at the address listed at the end of this section and deliver your shares to ABIC’s Transfer Agent physically or electronically using DTC’s DWAC system at least two business days prior to the vote at the General Meeting.

Any request for redemption, once made by a Public Shareholder, may not be withdrawn once submitted to ABIC unless the ABIC Board determines (in its sole discretion) to permit in the withdrawal of such redemption requests (which it may do in whole or in part). In addition, if you deliver your shares for redemption to ABIC’s Transfer Agent and later decide prior to the General Meeting not to elect redemption, you may request that ABIC’s Transfer Agent return the shares (physically or electronically). You may make such request by contacting ABIC’s Transfer Agent at the phone number or address listed at the end of this section.

Any corrected or changed written demand of redemption rights must be received by ABIC’s Secretary two business days prior to the vote taken on the Business Combination Proposal at the General Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the vote at the General Meeting.

Public Shareholders seeking to exercise their redemption right and opting to deliver physical certificates (if any) and other redemption forms should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is ABIC’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer

Agent. However, ABIC does not have any control over this process and it may take longer than two weeks. Shareholders who hold their shares in street name will have to coordinate with their banks, brokers or other nominees to have the shares certificated or delivered electronically. There is a cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.

If a Public Shareholder properly demands redemption as described above, then, if the Business Combination is completed, ABIC will redeem the shares subject to the redemptions for cash. Such amount will be paid promptly after completion of the Business Combination. If you exercise your redemption right, then you will be exchanging your Class A Ordinary Shares for cash and will no longer own these shares following the Business Combination.

If you are a Public Shareholder and you exercise your redemption right, it will not result in either the exercise or loss of any ABIC Warrants that you may hold. Your ABIC Warrants will continue to be outstanding following a redemption of your Class A Ordinary Shares and will become exercisable in connection with the completion of the Business Combination.

If you intend to seek redemption of your Public Shares, you will need to deliver your shares (either physically or electronically) to ABIC’s Transfer Agent prior to the meeting, as described in this proxy statement/prospectus. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company

One State Street, 30th Floor

New York, New York 10004

Attention: Mark Zimkind

E-mail: mzimkind@continentalstock.com

Q.	If I am a holder of ABIC Units, can I exercise redemption rights with respect to my ABIC Units?

A.

No. Holders of issued and outstanding ABIC Units must elect to separate the ABIC Units into the underlying Public Shares and Public Warrants prior to exercising redemption right with respect to the Public Shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying Public Shares and Public Warrants, or if you hold units registered in your own name, you must contact the Transfer Agent directly and instruct them to do so. The redemption right includes the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the Transfer Agent in order to validly redeem its shares. You are requested to cause your Public Shares to be separated and delivered to the Transfer Agent by 5:00 p.m., Eastern Time, on [●], 2022 (two business days before the General Meeting) in order to exercise your redemption right with respect to your Public Shares.

SUMMARY

This summary highlights selected information contained in this proxy statement/prospectus and does not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus, including the Annexes and accompanying financial statements of ABIC and LiveWire, to fully understand the proposed Business Combination (as described below) before voting on the proposals to be considered at the General Meeting (as described below). Please see the section entitled “Where You Can Find More Information.”

Parties to the Business Combination

LiveWire

LiveWire is redefining motorcycling as an industry-leading, all-electric vehicle company. LiveWire has incurred net losses since its inception. LiveWire’s net loss was approximately $68.3 million and $77.6 million for the fiscal years ended December 31, 2021 and 2020, respectively, and approximately $15.5 million and $14.7 million for the three months ended March 27, 2022 and March 28, 2021, respectively. LiveWire’s net losses reflect the start-up nature of LiveWire’s business including low shipment volumes associated with the introduction of a new electric motorcycle combined with investments in product development as LiveWire continues to focus on technological innovation that will support future products and growth. For more information, see “Risk Factors—Risks Related to LiveWire—We are an early stage company with a history of losses and expect to incur significant expenses and continuing losses for several years. We have yet to achieve positive operating cash flow and, given our projected funding needs, our ability to generate positive cash flow is uncertain.”

Headquartered in the USA and born out of the lineage of H-D, the world’s most iconic motorcycle company, LiveWire is developing the technology of the future and investing in the capabilities to lead the industry transformation. Well past the concept stage and into production, LiveWire combines over a decade of practical experience and a commitment to advancing sustainable propulsion systems. LiveWire represents the future of motorcycling, introducing existing riders to electric products while bringing new riders to the community.

Founded in 2010 as “Project Hacker” within H-D, LiveWire started an innovative program designed to pioneer the future of motorcycling by means of design, technology and experience. In 2014, H-D took its first fleet of electric vehicles into the field to test the concept with riders around the world. The feedback was exceptional and led to increased investment and focus on LiveWire. To accelerate the development and commercialization of the vehicles, LiveWire Labs, a Silicon Valley-based state-of-the-art R&D facility, was opened in 2018. By bringing together the best electric vehicle and tech talent, LiveWire’s engineering team has developed an extensive portfolio of proprietary know-how and intellectual property.

Leveraging core technology advancements, the motorcycles that began as prototypes reached commercial viability. With production beginning in September of 2019, H-D introduced the world to an electric motorcycle that transformed the riding experience, paving the way for the future of two-wheeled electric motorcycles. With the launch came critical acclaim and immediate recognition for the LiveWire name, which saw the Harley-Davidson LiveWire become the top-selling premium electric motorcycle in the U.S. and Europe in both 2020 and 2021. In 2021, building on early success and the continued growth in the global market demand for electric vehicles, H-D launched LiveWire as a standalone electric vehicle division, with the first LiveWire-branded product, the LiveWire ONE debuting in July 2021.

Today, with the LiveWire ONE in the market and on the road, LiveWire is on a path to becoming the leading brand in the premium electric motorcycle segment. Looking forward, LiveWire will draw on the lineage of H-D, its DNA as an agile disruptor and decades of learnings in the electric vehicle sector to position the company as the most desirable motorcycle brand in the world.

H-D

Harley-Davidson Motor Company was founded in 1903. Harley-Davidson, Inc. (“H-D”) was incorporated in 1981, at which time it purchased the Harley-Davidson motorcycle business from AMF Incorporated in a management buyout. In 1986, H-D became publicly held. H-D is the parent company of the group of companies referred to as Harley-Davidson Motor Company and Harley-Davidson Financial Services (“HDFS”). H-D operates in two segments: Motorcycles and Related Products and Financial Services. Since 1903, H-D has defined motorcycle culture by delivering a motorcycle lifestyle with distinctive and customizable motorcycles, experiences, motorcycle accessories, riding gear and apparel. HDFS provides financing, insurance and other programs to help get riders on the road. For more information, visit harley-davidson.com.

ABIC

ABIC is a blank check company incorporated as a Cayman Islands exempted company on July 29, 2020. ABIC was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

The registration statement for ABIC’s IPO was declared effective on October 1, 2020. On October 5, 2020, ABIC consummated the IPO of 40,000,000 ABIC Units. The ABIC Units sold in the IPO were sold at a price of $10.00 per ABIC Unit, generating gross proceeds of $400,000,000 before underwriting discounts and expenses. Each unit consists of one Public Share and one-half of one warrant to purchase one Public Share for $11.50 per share. Prior to the closing of the IPO, ABIC completed the private sale of an aggregate of 10,5000,000 Private Placement Warrants to Sponsor, each exercisable to purchase one Public Share at $11.50 per share at a price of $1.00 per Private Placement Warrant generating gross proceeds of $10,500,000.

Following the closing of the IPO on October 5, 2020, an amount of $400,000,000 ($10.00 per ABIC Unit) from the net proceeds of the sale of the ABIC Units in the IPO and the sale of the Private Placement Warrants was placed in the Trust Account and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 of the Investment Company Act, as determined by ABIC, until the earlier of (i) the completion of a business combination and (ii) the distribution of the funds in the Trust Account to ABIC’s shareholders, as described below.

ABIC Units, Class A Ordinary Shares, and Public Warrants are currently listed on the NYSE under the symbols “IMPX.U,” “IMPX” and “IMPX WS,” respectively.

HoldCo

HoldCo is a Delaware corporation that was formed on December 7, 2021.

The registered address of HoldCo is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808.

Merger Sub

Merger Sub is a Delaware corporation that was formed on December 7, 2021.

The registered address of Merger Sub is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808.

The Proposals to be Submitted at the General Meeting

The following is a summary of the Shareholder Proposals to be submitted to the ABIC shareholders at the General Meeting. The transactions contemplated by the Business Combination Agreement will be consummated only if the Required Shareholder Proposals are approved at the General Meeting.

Shareholder Proposal 1: The Business Combination Proposal

As discussed in this proxy statement/prospectus, ABIC is asking its shareholders to adopt the Business Combination Agreement and approve the Business Combination. ABIC shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the section entitled “The Business Combination Agreement—The Business Combination Agreement; Structure of the Business Combination” for additional information and a summary of certain terms of the Business Combination and the Business Combination Agreement. ABIC shareholders are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

The aggregate consideration to be paid in the Business Combination is derived from an aggregate transaction enterprise value of $1.765 billion, apportioned between cash and shares of HoldCo Common Stock, as more specifically set forth in the Business Combination Agreement. At the Merger Effective Time, following the Domestication, (a) with respect to ABIC’s shareholders, (i) each share of ABIC common stock (excluding any such shares held in treasury by ABIC) (the “Domesticated ABIC Common Stock”) that is issued and outstanding immediately prior to Merger Effective Time will be exchanged for one share of HoldCo Common Stock, in accordance with the DGCL and the Certificate of Merger and (ii) each ABIC Warrant (the “Domesticated ABIC Warrants”) that is issued and outstanding immediately prior to the Merger Effective Time will be converted into a right to receive the same number of shares of HoldCo Common Stock pursuant to the ABIC Warrant Agreement and (b) with respect to HoldCo, each share of common stock of Merger Sub that is issued and outstanding immediately prior to the Merger Effective Time will be exchanged for the same number of shares of ABIC common stock. At the effective time of the Exchange, HoldCo will issue 161,000,000 shares of HoldCo Common Stock to the Company Equityholder, valued at a price per share of $10.00, in exchange for 100% of the membership interests of LiveWire. In addition to the consideration to be paid at Closing, the Company Equityholder shall receive, in consideration for the transfer, conveyance and delivery of the Company Equity, 161,000,000 shares of HoldCo Common Stock and the right to receive up to an additional 12.5 million shares of HoldCo Common Stock in the future. Please read the sections titled “Shareholder Proposal 1: The Business Combination Proposal” and “The Business Combination Agreement” for further details.

Shareholder Proposal 2: The Domestication Proposal

As discussed in this proxy statement/prospectus, ABIC is asking its shareholders to approve the Domestication Proposal. Under the Business Combination Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Business Combination. As a condition to closing the Business Combination, the ABIC Board has unanimously approved, and ABIC shareholders are being asked to consider and vote upon, a proposal to approve the Domestication Proposal. The Domestication Proposal, if approved, will approve a change of ABIC’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while ABIC is currently incorporated as an exempted company under the Cayman Islands Companies Act, upon the effectiveness of the Domestication it will be governed by the DGCL. HoldCo is currently governed by the DGCL and, following the consummation of the Business Combination, will continue to be governed by the DGCL. We encourage shareholders to carefully consult the information set out below under “Comparison of Corporate Governance and Shareholder Rights.” The Domesticated ABIC Organizational Documents, attached hereto as Annex B and Annex C, differ in certain material respects from the Existing Organizational Documents and we encourage shareholders to carefully consult the information set out below under the Existing Organizational Documents and the Proposed HoldCo Organizational Documents, attached hereto as Annex D and Annex E. Please read the section titled “Shareholder Proposal 2: The Domestication Proposal” for further details.

Shareholder Proposal 3: The Charter Proposal

As discussed in this proxy statement/prospectus, ABIC is asking its shareholders to approve the Charter Proposal. Under the Business Combination Agreement, the approval of the Charter Proposal is also a condition to the consummation of the Business Combination. ABIC shareholders are being asked to adopt the proposed Domesticated ABIC Certificate of Incorporation in the form attached hereto as Annex B, and the proposed Domesticated ABIC Bylaws, which is included in the form attached hereto as Annex C, which, in the judgment of the ABIC Board, is necessary to adequately address the needs of ABIC following the Domestication and the consummation of the Business Combination. Please read the section titled “Shareholder Proposal 3: The Charter Proposal” for further details.

Shareholder Proposal 4: The Governing Documents Proposals

As discussed in this proxy statement/prospectus, ABIC is asking its shareholders to approve, on a nonbinding advisory basis, four separate proposals in connection with the replacement of the Existing Organizational Documents with the Domesticated ABIC Organizational Documents (collectively, the “Governing Documents Proposals”).

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Governing Documents Proposal A: an amendment to approve the change in the authorized share capital of ABIC from (i) 500,000,000 Class A Ordinary Shares, (ii) 50,000,000 Class B Ordinary Shares and (iii) 5,000,000 preference shares, par value $0.0001 per share, to (a) 800,000,000 shares of Domesticated ABIC Common Stock and (b) 20,000,000 shares of preferred stock, par value $0.0001 per share, of Domesticated ABIC.

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Governing Documents Proposal B: an amendment to authorize the Domesticated ABIC Board to issue any or all shares of Domesticated ABIC preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by the Domesticated ABIC Board and as may be permitted by the DGCL.

•	Governing Documents Proposal C: an amendment to authorize the removal of the ability of Domesticated ABIC stockholders to take action by written consent in lieu of a meeting.

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Governing Documents Proposal D: an amendment to authorize the amendment and restatement of the Existing Organizational Documents and to authorize all other changes in connection with the replacement of Existing Organizational Documents with the Domesticated ABIC Certificate of Incorporation and Domesticated ABIC Bylaws as part of the Domestication (copies of which are attached to this proxy statement/prospectus as Annex B and Annex C, respectively), including adopting Delaware as the exclusive forum for certain stockholder litigation and the federal district courts of the United States as the exclusive forum for litigation arising out of the Securities Act, which the ABIC Board believes is necessary to adequately address the needs of Domesticated ABIC after the Business Combination.

Please see the section titled “Shareholder Proposal 4: The Governing Documents Proposals” for further details.

Shareholder Proposal 5: The Incentive Plan Proposal

As discussed in this proxy statement/prospectus, ABIC is asking its shareholders to approve the Incentive Plan Proposal. The ABIC Board intends to adopt, and ABIC shareholders are being asked to consider and vote upon, a proposal to approve the Incentive Plan and the material terms thereunder. The purpose of the Incentive Plan is to enhance HoldCo’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. If approved by ABIC shareholders, the Incentive Plan will become effective as of the date of such approval. Please read the section titled “Shareholder Proposal 5: The Incentive Plan Proposal” for further details.

Shareholder Proposal 6: The Adjournment Proposal

ABIC is proposing the Adjournment Proposal to allow the ABIC Board to adjourn the General Meeting to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies for the purpose of obtaining approval of the Required Shareholder Proposals; (ii) for the absence of a quorum; (iii) to allow reasonable additional time for filing or mailing of any legally required supplement or amendment to the proxy statement/prospectus; or (iv) if the holders of Public Shares have elected to redeem such shares such that either (a) the shares of HoldCo Common Stock and HoldCo Warrants would not be approved for listing on the NYSE or (b) the Minimum Cash Condition would not be satisfied at Closing. Please see the section titled “Shareholder Proposal 6: The Adjournment Proposal” for further details.

Each of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal and the Incentive Plan Proposal is conditioned on the approval and adoption of each of the other Required Shareholder Proposals. None of the Governing Documents Proposals, which will be voted upon on a nonbinding advisory basis, or the Adjournment Proposal is conditioned upon the approval of any other proposal.

ABIC Board’s Reasons for the Approval of the Business Combination

In evaluating the transaction with LiveWire, the ABIC Board consulted with its management and legal counsel as well as financial and other advisors, and the ABIC Board considered and evaluated several factors. In particular, the ABIC Board considered the following positive factors, although not weighted or in any order of significance, in deciding to approve the Business Combination Proposal:

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Growing Electric Vehicle Market. LiveWire is an industry-leading all-electric motorcycle brand with a focus on the urban market and a mission to pioneer the rapidly growing two-wheel electric motorcycle space and beyond. LiveWire operates in a large global market in the early stage of a secular shift to electric motorcycles, which the ABIC Board believes presents an attractive, risk-adjusted investment opportunity in electric vehicles, with strong growth prospects. Following a review of industry trends including customer preferences and recognition of the benefits of electric vehicles, financial metrics for charging network and electric vehicle technologies, LiveWire’s evolution and other factors, the ABIC Board believes LiveWire is well-positioned to further capitalize on these trends.

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ESG / Impact-Focused. ABIC believes that LiveWire has a compelling financial profile that appeals to and aligns with its ESG priorities. LiveWire’s ESG priorities include (i) lowering carbon emissions, improving air quality and minimizing noise pollution in urban environments and beyond, (ii) determining a path to achieve net zero carbon emissions by 2035 by designing for sustainability, decarbonizing its supply chain and operations and becoming a market leader in influencing green electricity for consumers, (iii) promoting workplace flexibility and increasing diversity among employees, (iv) driving positive change in its communities and (v) aligning interests of its stakeholders with ESG reporting transparency.

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Leading the Transformation of Motorcycling. In connection with the Business Combination, LiveWire will be the first public electric motorcycle company in the U.S. (with its products designed and developed in the U.S.). ABIC believes that LiveWire has developed strong global production capabilities to startup and scale compared to traditional original equipment manufacturers. LiveWire is uniquely positioned to lead the transformation of electric motorcycling. Since the LiveWire brand initially launched in 2014 with a prototype electric motorcycle, LiveWire’s electric motorcycles have been embraced by early adopters and high-profile riders.

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Transformative Go-to-Market Model. LiveWire is a modern retailer, combining the best of digital and physical purchase paths for its customers and retail partners to provide tech-forward sales and service. In addition to offering a central digital platform for purchase to enhance the customer experience, LiveWire provides four strategic retail paths for purchase, including store-in-store sales through electric vehicle-ready retail partner locations, gallery concept spaces, pop-up retail stores in key markets and LiveWire “on the road,” which brings test rides directly to LiveWire customers. Furthermore, LiveWire’s retail network is rapidly expanding in priority markets by leveraging H-D’s traditional motorcycle dealer network and working with retail partners who possess a strong sales track record, presence in a priority market, commitment to LiveWire’s mission and expertise in the electric vehicle retail and service industry.

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Growing International Presence. As a pure-play electric vehicle brand with first mover advantage, LiveWire has an established brand presence in North America and Europe, with planned expansion in additional markets, including Asia-Pacific. In particular, LiveWire has laid solid foundations for growth in Australia, Japan, South Korea and China.

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Backed by World-Class Financial and Strategic Partners. LiveWire will benefit from the operational and manufacturing support of industry-leading financial and strategic partners H-D and the KYMCO Group, each of which has provided significant investment in the Business Combination. With H-D’s 119-year heritage, technical expertise and global network of ~1,400 dealers, LiveWire is strategically linked to the H-D brand, enhancing LiveWire’s distribution, retail, design, engineering and manufacturing capabilities. The KYMCO Group is a Taiwanese motorcycle and sport vehicle manufacturer with a presence in over 100 countries. Through these partnerships, LiveWire is well-positioned to leverage the engineering expertise, manufacturing footprint, established distribution channels, supply chain infrastructure and global logistics capabilities of H-D and the KYMCO Group, which may create an opportunity for global at-scale manufacturing and purchasing efficiencies in priority markets. Further, the KYMCO Group’s investment provided further validation for ABIC’s valuation.

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Portfolio of Products to Drive Growth. With a robust new product pipeline, LiveWire is well-positioned to, and has a clearly defined strategy to, capture increasing global market share and consumer adoption in the growing electric vehicle industry, following significant research and development investments to date. LiveWire has a demonstrated track record of research and development investments, providing breakthrough technologies and features for its premium electric motorcycle and is poised to extend its portfolio of products to include a range of middleweight applications. LiveWire is leveraging the latest technologies to address heavyweight motorcycles and anticipates future improvements in motorcycle range and charging capabilities. Additionally, LiveWire is actively attracting new riders and building brand allegiance by offering premier electric bikes for kids and older kids (including STACYC, the all-electric balance bike for kids). Beyond its electric motorcycle sales, LiveWire has created multiple growth vectors, including through its software and subscription services consumer financing and protection services, general merchandising of apparel and equipment and parts and accessories related-services.

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Differentiated Expertise in Key Technologies. LiveWire’s electric motorcycles utilize breakthrough technology and features, including built-in cellular connectivity and GPS, customizable ride modes, advanced control technology and the LiveWire app, providing the rider with a unique customer experience. Arrow, LiveWire’s highly differentiated proprietary modular electric vehicle system, is scalable for future vehicle configurations, can be brought quickly to market, is a more efficient investment for new electric motorcycle models, includes lower incremental parts development and provides greater flexibility to evolving regulations. Through its partnership with the KYMCO Group, LiveWire’s strategic plans include scaling down the Arrow architecture to a platform of lightweight two-wheelers.

•	Mission-Driven Leadership Team with a Strong Track Record. The ABIC Board believes that LiveWire has a strong, experienced public company management team with a proven track record of operational excellence. We are confident in the management team’s deep industry knowledge and strategic vision and believe that the ABIC and LiveWire teams will form a collaborative and effective long-term partnership that is positioned to create and enhance stockholder value going forward. We believe that existing H-D officers Jochen Zeitz, who will serve as Executive Chairman of the HoldCo Board and Acting Chief Executive Officer of HoldCo for up to two years following the Closing, and Ryan Morrissey, who will serve as President of HoldCo following the Closing, will provide important continuity in advancing LiveWire’s strategic and growth objectives. Additionally, Jochen Zeitz will continue in his capacity as Chief Executive Officer of H-D and following the appointment of a permanent Chief Executive Officer of HoldCo, will retain his role as Executive Chairman of HoldCo.

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Transaction Proceeds. Depending on the extent of redemptions by ABIC’s Public Shareholders and on the final amount of the expenses incurred in connection with the Business Combination, the Business Combination is expected to provide up to approximately $545 million of gross cash proceeds to LiveWire’s balance sheet. This additional cash injection is expected to, among other things, fund LiveWire’s strategic plan to accelerate its go-to-market model, invest in new production development and enhance its global manufacturing and distribution capabilities.

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Due Diligence. The ABIC Board reviewed and discussed in detail the results of the due diligence examination of LiveWire conducted by ABIC’s management team and ABIC’s financial, legal and regulatory advisors, including extensive telephonic and in-person meetings with the management team and advisors of H-D regarding LiveWire and its business plan, operations, prospects and forecasts, research on the electric vehicle industry, including historical growth trends and market share information as well as end-market size and growth projection, evaluation analyses with respect to the Business Combination, review of material contracts (including LiveWire’s exclusive retailer, dealer, and supplier contracts), LiveWire’s audited and unaudited financial statements, and other material matters, as well as general financial, technical, legal, intellectual property, regulatory, tax and accounting due diligence.

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Financial Condition. The ABIC Board reviewed factors such as LiveWire’s historical financial results, and outlook and business and financial plans. In reviewing these factors, the ABIC Board believed that LiveWire was well-positioned in its industry for potential strong future growth and therefore was likely to be positively viewed by public investors.

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Reasonableness of Consideration. Following a review of the financial data provided to ABIC and the due diligence of LiveWire’s business conducted by ABIC’s management and ABIC’s advisors and the support for the implied valuation of LiveWire indicated by the commitments obtained from KYMCO and H-D, the management of LiveWire determined that the aggregate consideration to be paid in the Business Combination was reasonable.

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Post-Closing Economic Interest in HoldCo. If the Business Combination is consummated, ABIC shareholders (other than ABIC shareholders that sought redemption of their Class A Ordinary Shares) would have a meaningful economic interest in HoldCo and, as a result, would have a continuing opportunity to benefit from the success of LiveWire following the consummation of the Business Combination.

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Lock-Up. H-D and/or its subsidiaries and certain Sponsor parties have agreed to be subject to a lock-up in respect of their shares of HoldCo Common Stock (ranging from 12 or 18 months for Sponsor parties to seven years for H-D and/or its subsidiaries and subject to certain customary exceptions).

•	Financing. The agreement of the KYMCO Group investors to invest $100 million in HoldCo at the Closing of the Business Combination at $10.00 per share, for an aggregate of 10,000,000 shares of HoldCo Common Stock. H-D’s commitment to subscribe for shares of HoldCo Common Stock, in an aggregate amount of up to $100 million to fund any redemptions by ABIC shareholders. H-D’s commitment to purchase an aggregate of 10,000,000 shares of HoldCo Common Stock, for an aggregate amount of $100 million subject to the satisfaction (or waiver) of certain of H-D’s Closing conditions.

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Post-Business Combination Corporate Governance. The HoldCo Board will include, among other committees, an Audit and Finance Committee and Conflicts Committee (to oversee conflicts arising in connection with the H-D relationship) comprised of all independent directors as further described in “Management of HoldCo Following the Business Combination—Nominating and Corporate Governance Committee Information.”

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Negotiated Transaction. The financial and other terms of the Business Combination Agreement and the fact that such terms and conditions were the product of arm’s length negotiations between ABIC and H-D.

The ABIC Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

•	Macroeconomic Risks. The risk that the future financial performance of LiveWire may not meet the ABIC Board’s expectations due to factors in LiveWire’s control or out of its control.

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Redemption Risk. The potential that a significant number of ABIC’s shareholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to the Existing Organizational Documents. However, even in the event that a significant number of ABIC shareholders elect to redeem their shares, this redemption would not prevent the consummation of the Business Combination.

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Exclusivity. The fact that the Business Combination Agreement includes an exclusivity provision that prohibits ABIC and H-D from soliciting other business combination proposals, as further discussed in “The Business Combination Agreement—Covenants of the Parties—Other Covenants of ABIC.”

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Separation from the H-D Business. The separation of the LiveWire business from H-D may involve certain risks, including (i) the fact that the business of LiveWire overlaps and competes with H-D in certain markets may affect LiveWire’s ability to build and maintain relationships with partners, dealers, suppliers and customers, (ii) LiveWire’s inability to maintain a strong relationship with H-D or to favorably resolve any disputes could result in a significant reduction of LiveWire’s revenue, (iii) following termination of the Contract Manufacturing Agreement to be entered into at Closing (pursuant to which H-D will continue to provide LiveWire with contracting manufacturing services for a proscribed period of time), LiveWire will need to engage a third-party contractor or build its own in-house manufacturing capability to make its products, which could result in significant cost and expense, (iv) the fact that LiveWire is dependent, and following completion of the Business Combination, will remain dependent on H-D for a number of services, including certain financial and accounting, IT-back of house operations, IP, quality safety and testing-related services, (v) the fact that H-D will retain certain assets utilized in the LiveWire business and (vi) the fact that H-D holds the direct contractual relationship with many key suppliers required for LiveWire to produce its electric vehicles and disputes between H-D and such key suppliers may negatively impact LiveWire’s electric vehicle production.

•	Stockholder Vote. The risk that ABIC’s shareholders may fail to provide the votes necessary to approve and effect the Business Combination.

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Closing Conditions. The potential risks and costs associated with the Business Combination failing to be consummated in a timely manner or that Closing might not occur despite the reasonable best efforts of the parties. The completion of the Business Combination is conditioned on the satisfaction of certain Closing conditions that are not within ABIC’s control.

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Listing Risks. The challenges associated with preparing HoldCo, a privately held entity, for the applicable disclosure, controls and listing requirements to which HoldCo will be subject as a publicly traded company on the NYSE.

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Fees and Expenses. The expected fees and expenses associated with the Business Combination and related transactions, some of which would be payable regardless of whether the Business Combination is ultimately consummated and the substantial time and effort of management required to complete the Business Combination.

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Dilution; ABIC Shareholders Receiving a Minority Position in HoldCo. The fact that ABIC’s shareholders will experience dilution as a result of the issuance of shares of HoldCo Common Stock to H-D as consideration in the Business Combination (and may experience dilution as a result of future issuances or resales of shares of HoldCo Common Stock). The fact that ABIC’s shareholders will hold a minority interest in HoldCo, which will limit or preclude the ability of ABIC’s shareholders to influence corporate matters, including any future potential change in control or other material transaction, The ABIC Board determined that such facts were outweighed by the long-term benefits that the potential Business Combination would provide to ABIC’s shareholders and future shareholders of ABIC after Closing.

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PIPE Financing. The risk that HoldCo does not obtain the commitments related to the PIPE Financing or otherwise retain sufficient cash in the Trust Account or find replacement cash to meet the requirements of the Business Combination.

•	Litigation. The possibility of shareholder litigation challenging the Business Combination.

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Financial Opinion. The risk that ABIC did not obtain a third-party valuation or financial opinion from any independent investment banking or accounting firm in determining whether to proceed with the Business Combination (and may not obtain such valuation or opinion).

•	COVID-19. The impact of the COVID-19 pandemic on the LiveWire business.

•	Other Risks. Various other risks associated with the Business Combination, the business of ABIC and the business of ABIC described under the section entitled “Risk Factors.”

In addition to considering the factors described above, the ABIC Board also considered that certain of the officers and directors of ABIC may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of ABIC’s shareholders (see “—Interests of Certain Persons, the Sponsor, and ABIC Directors and Executive Officers in the Business Combination” below). ABIC’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in valuating and approving, as members of the ABIC Board, the Business Combination Agreement and the transactions contemplated therein, including the Business Combination.

The ABIC Board concluded that the potential benefits that it expected ABIC and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the ABIC Board determined that the Business Combination Agreement and the Business Combination were advisable, fair to and in the best interests of ABIC and its shareholders.

For more information about the ABIC Board’s decision-making process concerning the Business Combination, please see the section entitled “Shareholder Proposal 1: The Business Combination Proposal—ABIC Board’s Reasons for Approval of the Business Combination.”

Certain Agreements Related to the Business Combination

In connection with the Business Combination, certain related agreements have been, or will be entered into, on or prior to the closing of the Business Combination, including the Investment Agreements, the Investor Support and the Inside Letter Agreement. See the section titled “The Business Combination Agreement—Certain Agreements Related to the Business Combination” of this proxy statement/prospectus for additional information.

The General Meeting

Date, Time and Place of the General Meeting

ABIC’s General Meeting is to be held at 10:00 a.m., Eastern Time, on [●], 2022, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned. As part of our precautions regarding COVID-19, we are planning for the meeting to be held virtually over the Internet, but the physical location of the meeting will remain at the location specified above for the purposes of the Existing Organizational Documents. Only shareholders who hold ABIC Shares at the close of business on the record date will be entitled to vote at the General Meeting.

Record Date; Outstanding Shares; Shareholders Entitled to Vote

ABIC shareholders will be entitled to vote or direct votes to be cast at the General Meeting if they owned ABIC Shares at the close of business on [●], 2022, which is the Record Date for the General Meeting. Shareholders will have one vote for each ABIC Share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. ABIC Warrants do not have voting rights. As of the close of business on the record date, there were 50,000,000 ABIC Shares issued and outstanding, of which 40,000,000 were issued and outstanding Public Shares.

The Sponsor, the members of the ABIC Board and the executive officers of ABIC have agreed to, among other things, vote in favor of the Business Combination Agreement and the transactions contemplated thereby, in the case of the Sponsor, subject also to the terms and conditions contemplated by the Investor Support Agreement, and waive their redemption rights in connection with the closing of the Business Combination with respect to any ABIC Shares held by them. As of the date of this proxy statement/prospectus, the ABIC Initial Shareholders owned of record an aggregate of 10,000,000 Class B Ordinary Shares and 2,500,000 Class A Ordinary Shares, representing approximately 25% of the issued and outstanding ABIC Shares. The ABIC Shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price.

Quorum and Required Vote

A quorum of ABIC shareholders is necessary to hold the General Meeting. A quorum will be present at the General Meeting if the holders of a majority of the issued and outstanding ABIC Shares, who, being present and entitled to vote at a meeting of ABIC’s shareholders, vote at such meeting.

Each of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal and the Incentive Plan Proposal is interdependent upon the others and must be approved in order for ABIC to complete the Business Combination as contemplated by the Business Combination Agreement. None of the Governing Documents Proposals, which will be voted upon on a nonbinding advisory basis, or the Adjournment Proposal is conditioned upon the approval of any of the other proposals. The Business Combination Proposal, the Incentive Plan Proposal and the Adjournment Proposal will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of the outstanding ABIC Shares, who, being present and entitled to vote at a meeting of ABIC’s shareholders, vote at such meeting. The Domestication Proposal and the Charter Proposal will require a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the outstanding ABIC Shares, who, being present and entitled to vote at a meeting of ABIC’s shareholders, vote at such meeting. The Governing Documents Proposals are voted upon on a nonbinding advisory basis only. If any of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal or the Incentive Plan Proposal fails to receive the required approval, none will be approved and the Business Combination will not be completed.

Recommendation to Shareholders of ABIC

The ABIC Board has unanimously approved each of the Shareholder Proposals. The ABIC Board unanimously recommends that shareholders:

•	Vote “FOR” the Business Combination Proposal;

•	Vote “FOR” the Domestication Proposal;

•	Vote “FOR” the Charter Proposal;

•	Vote “FOR” the Governing Documents Proposals;

•	Vote “FOR” the Incentive Plan Proposal; and

•	Vote “FOR” the Adjournment Proposal.

When you consider the recommendation of the ABIC Board in favor of approval of the Required Shareholder Proposals, you should keep in mind that the Sponsor, our directors and our executive officers have interests in such proposal that are different from, or in addition to, those of ABIC shareholders and warrant holders generally. These interests include that the Sponsor as well as our executive officers and directors will lose their entire investment in us if our initial business combination is not completed (other than with respect to Public Shares they may have acquired or may acquire in the future), and that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete the Business Combination, even if it is with a less favorable target company or on less favorable terms to shareholders, rather than liquidate ABIC. See the section entitled “Shareholder Proposal 1: The Business Combination Proposal—Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

Redemption Right

Pursuant to the Existing Organizational Documents, a Public Shareholder may request that ABIC redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

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(i) (a) hold Public Shares, or (b) hold Public Shares through units, you elect to separate your units into the underlying Public Shares and warrants prior to exercising your redemption rights with respect to the Public Shares; and

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prior to 5:00 pm, Eastern Time on [●], 2022, (a) submit a written request to the Transfer Agent, in which you (i) request that the Company redeem all or a portion of your Public Shares for cash, and (ii) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and (b) deliver your Public Shares to the Transfer Agent, physically or electronically through DTC.

Public Shareholders may seek to have their Public Shares redeemed by ABIC, regardless of whether they vote for or against the Business Combination Proposal or any other Shareholder Proposal and whether they held Public Shares as of the record date or acquired them after the record date. Any Public Shareholder who holds ABIC Shares on or before [●], 2022 (two (2) business days before the General Meeting) will have the right to demand that his or her shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid. For illustrative purposes, based on funds in the Trust Account of approximately $400,313,600 on March 31, 2022 and including anticipated additional interest through the closing of the Business Combination (assuming interest accrues at recent rates and no additional tax payments are made out of the Trust Account), the estimated per share redemption price is expected to be approximately $10.01. A Public Shareholder who has properly tendered his or her Public Shares for redemption will be entitled to receive his or her pro rata portion of the aggregate amount then on deposit in the Trust Account in cash for such shares only if the Business Combination is completed. If the Business Combination is not completed, the redemptions will be canceled and the tendered Public Shares will be returned to the relevant Public Shareholders as appropriate.

ABIC Public Shareholders who seek to redeem their Public Shares must demand redemption no later than 5:00 p.m., Eastern Time, on [●], 2022 (two business days before the General Meeting) by (a) submitting a written request to the Transfer Agent that ABIC redeem such holder’s Public Shares for cash, (b) affirmatively certifying in such request to the Transfer Agent for redemption if such holder is acting in concert or as a “group” (as described in Section 13(d)(3) of the Exchange Act) with any other shareholder with respect to ABIC Shares and (c) delivering their ABIC Shares, either physically or electronically using DTC’s DWAC System, at the holder’s option, to the Transfer Agent prior to the General Meeting. If a Public Shareholder holds the Public Shares in street name, such Public Shareholder will have to coordinate with his or her broker to have such Public Shares certificated or delivered electronically. Certificates that have not been tendered to the Transfer Agent (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker a nominal fee and it would be up to the broker whether or not to pass this cost on to the redeeming Public Shareholder. In the event the Business Combination is not completed, this may result in an additional cost to Public Shareholders for the return of their shares.

Notwithstanding the foregoing, a Public Shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to 15% or more of ABIC’s Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by ABIC. We have no specified maximum redemption threshold under the Existing Organizational Documents, other than the aforementioned 15% threshold, except that in no event will we redeem ordinary shares in an amount that would cause our net tangible assets to be less than $5,000,001. Each redemption of Public Shares by our Public Shareholders will reduce the amount in our Trust Account.

Additionally, pursuant to the Investor Support Agreement, the Sponsor and ABIC’s current officers and directors have, for no additional consideration, agreed to waive their all of their redemption rights with respect to any ABIC Shares owned by them, directly or indirectly. The ABIC Shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. The closing price of ABIC Class A Ordinary Shares on the date immediately prior to the date of this proxy statement/prospectus was $9.92. The cash held in the Trust Account as of March 31, 2022, was approximately $10.01 per Public Share. Prior to exercising their redemption rights, shareholders should verify the market price of ABIC Shares as they may receive higher proceeds from the sale of their shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price, ABIC cannot assure its shareholders that they will be able to sell their ABIC Shares in the open market, even if the market price per share is higher than the Redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares. A Public Shareholder who properly exercises its redemption rights pursuant to the procedures set forth herein will be entitled to receive a full pro rata portion of the aggregate amount then on deposit in the Trust Account, less any amounts necessary to pay ABIC’s taxes.

For more information, see “General Meeting of ABIC Shareholders—Redemption Rights.”

Emerging Growth Company

ABIC is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. ABIC has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, ABIC, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of ABIC’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of ABIC’s IPO, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Material Tax Consequences

For a detailed discussion of material U.S. federal income tax consequences of the Business Combination, see the section titled “Material Tax Considerations” in this proxy statement/prospectus.

Anticipated Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, ABIC will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of LiveWire issuing stock for the net assets of ABIC, accompanied by a recapitalization. The net assets of ABIC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of LiveWire.

Regulatory Approvals Required

The parties’ obligation to consummate the Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC. ABIC and H-D filed the required forms under the HSR Act with the Antitrust Division and the FTC on January 24, 2022. The waiting period under the HSR Act expired at 11:59 pm (Eastern Time) on February 23, 2022. At any time before or after consummation of the Business Combination, notwithstanding termination of the waiting period under the HSR Act, the applicable competition authorities could take such action under applicable antitrust laws or foreign direct investment laws as each deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of LiveWire’s assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under such antitrust laws under certain circumstances. There is no assurance that the Antitrust Division, the FTC, any state attorney general or any other government authority will not attempt to challenge the Business Combination on antitrust or foreign direct investment grounds, and, if such a challenge is made, we cannot assure you as to its result.

Neither ABIC nor HoldCo is aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Appraisal Rights

ABIC’s shareholders have no appraisal rights in connection with the Business Combination, the Domestication, or the Merger under the Cayman Islands Companies Act or under the DGCL.

Proxy Solicitation

Proxies may be solicited by mail, via telephone or via e-mail or other electronic correspondence. ABIC has engaged Morrow to assist in the solicitation of proxies.

If an ABIC shareholder grants a proxy, such shareholder may still vote its shares in person if it revokes its proxy before the General Meeting. An ABIC shareholder may also change its vote by submitting a later-dated proxy, as described in the section entitled “General Meeting of ABIC Shareholders — Revoking Your Proxy; Changing Your Vote.”

Interests of Certain Persons in the Business Combination

When you consider the recommendation of the ABIC Board in favor of approval of the Required Shareholder Proposals, you should keep in mind that the Sponsor, our directors and our executive officers have interests in such proposal that are different from, or in addition to, those of ABIC shareholders and warrant holders generally. These interests include that the Sponsor as well as our executive officers and directors will lose their entire investment in us if our initial business combination is not completed (other than with respect to Public Shares they may have acquired or may acquire in the future), and that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete the Business Combination, even if it is with a less favorable target company or on less favorable terms to shareholders, rather than liquidate ABIC.

Additionally, among other things, these interests include the following:

•

the fact that the Sponsor and ABIC’s directors have agreed not to redeem any ABIC Shares held by them in connection with the shareholder vote to approve a proposed initial business combination, including the Business Combination;

•

the fact that the Sponsor paid an aggregate of $25,000 for the 10,000,000 Founder Shares currently owned by the Sponsor, in which certain of ABIC’s officers and directors hold a direct and indirect interest, and the independent directors. The Founder Shares would be worthless if the Business Combination or another business combination is not consummated by October 5, 2022 because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such securities may have a significantly higher value at the time of the Business Combination and, if unrestricted and freely tradable, would be valued at approximately $99,200,000, based upon the closing price of $9.92 per Class A Ordinary Share on the NYSE on June 3, 2022;

•

the fact that if the Business Combination or another business combination is not consummated by October 5, 2022, the 10,500,000 Private Placement Warrants, each exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, held by the Sponsor, in which certain of ABIC’s officers and directors hold a direct and indirect interest, and which were acquired for an aggregate purchase price of $10,500,000 in a private placement that took place simultaneously with the consummation of the IPO, would become worthless. Such securities may have a higher value at the time of the Business Combination and, if unrestricted and freely tradable, would be valued at approximately $5,247,900 million, based upon the closing price of $0.4998 per Public Warrant on the NYSE on June 3, 2022;

•

the fact that if the Business Combination or another business combination is not consummated by October 5, 2022, ABIC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Class A Ordinary Shares for cash and, subject to the approval of its remaining shareholders and the ABIC Board, dissolving and liquidating; and

•

the fact that the Sponsor Group paid an aggregate of $10,525,000 for its investment in HoldCo, as summarized in the table below, and following the consummation of the Business Combination, the aggregate value of the Sponsor’s investment will be $103,951,900, based upon the respective closing price of the Class A Ordinary Shares and the public warrants on the NYSE on June 3, 2022.

Sponsor Group Ownership of ABIC Prior to Closing

	Securities Held by Sponsor Group	Sponsor Cost at ABIC’s IPO ($)
Founder Shares	9,950,000	$25,000	(1)
Private Placement Warrants	10,500,000	$10,500,000

Total		$10,525,000

(1)	Includes cost for 50,000 Founder Shares held by the independent directors.

Sponsor Group Ownership of HoldCo Following the Closing

	Securities Held by Sponsor Group Prior to Closing	Value per Security ($)	Total Value ($)
Shares of HoldCo Common Stock Issued to Holders of Founder Shares	9,950,000	$9.92	$98,704,000
HoldCo Private Placement Warrants	10,500,000	$0.4998	$5,247,900

Total			$103,951,900

•

the fact that the Sponsor, officers or directors, or their affiliates may be reimbursed for any out-of-pocket expenses incurred on ABIC’s behalf related to identifying, investigating, negotiating and completing an initial business combination, including the formation and setting up of the Sponsor and related entities. As of the date of this proxy statement/prospectus, no out-of-pocket expenses have been incurred by ABIC’s officers and directors and there are no outstanding out-of-pocket expenses for which ABIC’s officers or directors are awaiting reimbursement;

•

the fact that the Sponsor and ABIC’s current officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if ABIC fails to complete an initial business combination by October 5, 2022;

•	the fact that the HoldCo Registration Rights Agreement will be entered into by, among others, the Sponsor;

•	the fact that, pursuant to the Business Combination Agreement, the Sponsor will have certain governance rights in respect of HoldCo that will be set forth in HoldCo’s governing documents;

•	the right of the Sponsor to hold shares of HoldCo Common Stock following the Business Combination, subject to the terms and conditions of the lock-up restrictions;

•

the fact that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•	the fact that the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other ABIC shareholders experience a negative rate of return in HoldCo;

•

the fact that the Sponsor and ABIC’s officers and directors will lose their investment in ABIC and will not be reimbursed for any out-of-pocket expenses incurred by them on ABIC’s behalf incident to identifying, investigating and consummating an initial business combination if an initial business combination is not consummated by October 5, 2022;

•

the fact that if the Trust Account is liquidated, including in the event ABIC is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify ABIC to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser per Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which ABIC has entered into an acquisition agreement or claims of any third party for services rendered or products sold to ABIC, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•

the fact that John Garcia, who is currently the Executive Chairman, Co-Chief Executive Officer and Director of ABIC, paid an aggregate of $25,000,000 for 2,500,000 ABIC Units. Such securities are valued at approximately $25,424,250, based upon the closing price of the ABIC Units ($10.1697) on the NYSE on June 2, 2022; and

•

the fact that the Business Combination Agreement provides for the continued indemnification of ABIC’s existing directors and officers and required LiveWire to purchase, at or prior to the Closing, and maintain in effect for a period of six years after the Closing, a “tail” policy providing directors’ and officers’ liability insurance coverage for certain ABIC directors and officers after the Business Combination.

In addition, certain persons who are expected to become HoldCo directors after the completion of the Business Combination may have interests in the Business Combination that are different from, or in addition to, the interests of the ABIC shareholders. See “Shareholder Proposal 1: The Business Combination Proposal—Interests of Certain Persons in the Business Combination” for more information.

The personal and financial interests of the Sponsor as well as ABIC’s executive officers and directors may have influenced their motivation in identifying and selecting LiveWire as a business combination target, completing the Business Combination with LiveWire and influencing the operation of the business following the Business Combination. In considering the recommendations of the ABIC Board to vote for the proposals, its shareholders should consider these interests. Additionally, following the Closing, the Sponsor will have the right to designate one member of the HoldCo Board, who is initially expected to be John Garcia. Any vote made by such individual appointed by the Sponsor as part of such individual’s service on the HoldCo Board does not express the vote of ABIC in any capacity, but solely such individual’s vote as a director of HoldCo.

Interests of HoldCo Directors and Executive Officers in the Business Combination

When you consider the recommendation of the ABIC Board in favor of approval of the Shareholder Proposals, you should keep in mind that HoldCo and LiveWire’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of ABIC shareholders and warrant holders generally. These interests, among other things, are discussed in “Executive Compensation of LiveWire.”

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination (i) assuming that none of the Class A Ordinary Shares are redeemed in connection with the Business Combination and (ii) assuming that the contractual maximum number of Class A Ordinary Shares with the available Backstop are redeemed in connection with the Business Combination, while still satisfying the Minimum Cash Condition. For an illustration of the number of shares and percentage interests outstanding under scenarios that assume redemptions of the Class A Ordinary Shares in an illustrative redemption scenario, in a contractual maximum redemption scenario and a charter redemption limitation scenario, see “Risk Factors — Risks Related to the Business Combination and ABIC — The Public Shareholders will experience immediate dilution as a consequence of the issuance of shares of HoldCo Common Stock as consideration in the Business Combination and in the PIPE Financing.”

No Redemption (1)

Source of Funds
(in millions)
Existing Equity Rollover	$1,610.0
Cash and Investments Held in Trust Account(2)	400.3
Company Equityholder PIPE Investment	100.0
KYMCO PIPE Investment	100.0

Total Sources	$2,210.3

Uses
(in millions)
Existing Equity Rollover	$1,610.0
Shareholder Redemptions	—
Cash to LiveWire Balance Sheet	550.9
Estimated Transaction Fees and Expenses(3)	49.4

Total Uses	$2,210.3

(1)	Figures exclude impact of cash and cash equivalents as well as outstanding payables at ABIC.
(2)	As of March 31, 2022.
(3)	Represents an estimated amount, inclusive of IPO deferred underwriting fee, accounting, legal and other fees related to the Business Combination.

Contractual Maximum Redemption(1)

Source of Funds
(in millions)
Existing Equity Rollover	$1,610.0
Cash and Investments Held in Trust Account(2)	400.3
Company Equityholder PIPE Investment	100.0
KYMCO PIPE Investment	100.0
Backstop	100.0

Total Sources	$2,310.3

Uses
(in millions)
Existing Equity Rollover	$1,610.0
Shareholder Redemptions	375.2
Cash to LiveWire Balance Sheet	275.7
Estimated Transaction Fees and Expenses(3)	49.4

Total Uses	$2,310.3

(1)	Figures exclude impact of cash and cash equivalents as well as outstanding payables at ABIC.
(2)	As of March 31, 2022.
(3)	Represents an estimated amount, inclusive of IPO deferred underwriting fee, accounting, legal and other fees related to the Business Combination.

Risk Factor Summary

The LiveWire business and the Business Combination are subject to numerous risks. In evaluating the proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the Annexes, and especially consider the factors discussed in the section entitled “Risk Factors.” The occurrence of one or more of the events or the circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may adversely affect HoldCo’s, LiveWire’s and ABIC’s ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, cash flows, financial condition or results of operations of HoldCo and LiveWire. References below to LiveWire shall be deemed to also refer to HoldCo and the post-Business Combination company, as the context requires or as appropriate. These risks include the following:

Risks Related to LiveWire

•

We are an early stage company with a history of losses and expect to incur significant expenses and continuing losses for several years. We have yet to achieve positive operating cash flow and, given our projected funding needs, our ability to generate positive cash flow is uncertain;

•	Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment;

•	We may be unable to develop and produce electric vehicles of sufficient quality, and on a schedule and scale, that would appeal to a large customer base;

•	If we fail to achieve unit sales expectations, our business, prospects, financial condition and operating results could be adversely impacted;

•	We are a pioneer in a new space. As we scale and expand our business, we may not be able to adequately control the costs of our operations;

•	The electric vehicle sector is rapidly growing and our products and services are and will be subject to strong competition from a growing list of competitors;

•

Our business and prospects depend significantly on our ability to build the LiveWire brand and consumers’ recognition, acceptance and adoption of the LiveWire brand. We may not succeed in continuing to maintain and strengthen the LiveWire brand;

•

We have an established standard of quality and associated consumer expectations through our H-D motorcycle lineage. If we are unable to continue providing quality services and customer service, our business and reputation may be materially and adversely affected;

•

Our relationship to H-D and the H-D presents potential opportunities, synergies and risks. Our brand and reputation could be harmed if we fail to realize those synergies through negative publicity regarding H-D and its products and services;

•	We may experience operational and financial risks if we fail to effectively and appropriately separate the LiveWire brand from the H-D business;

•	H-D could make decisions for the benefit of its overall business that could negatively impact our overall business;

•	Our relationship to H-D may impact our other business relationships or potential business relationships;

•	Leveraging contract manufacturers, including H-D, the KYMCO Group and other partners, to contract manufacture electric vehicles is subject to risks; or

•	If retail partners are unwilling to participate in our go-to-market business model, it may have negative impacts on our business.

Risks Related to Separation

•	Our business and H-D’s business overlap and we may compete, or be perceived as competitors, in certain markets;

•	Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment;

•

After this offering, we will be a smaller company relative to H-D, which could result in increased costs because of a decrease in our purchasing power and difficulty maintaining existing customer relationships and obtaining new customers;

•

We are dependent on H-D for a number of services, including services relating to quality and safety testing. If those service arrangements terminate, it will require significant investment for us to build our own safety and testing facilities, or we may be required to obtain such services from another third party at increased costs;

•

Any decision by us to electrify H-D products, or the products of any other company, may not achieve the intended results or return on investment when compared with developing our own motorcycle portfolio; or

•

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the Business Combination.

Risks Related to the Business Combination and ABIC

•	ABIC and LiveWire will incur significant transaction and transition costs in connection with the Business Combination.

•	If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.

•

The Sponsor and each of ABIC’s officers and directors agreed to vote in favor of our initial business combination, including the Business Combination in particular, as applicable, regardless of how the Public Shareholders vote.

•

Since the Sponsor and our executive officers and directors have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with HoldCo is appropriate as our initial business combination and in recommending that shareholders vote in favor of approval of the Required Shareholder Proposals. Such interests include that the Sponsor and our executive officers and directors will lose their entire investment in us if our initial business combination is not completed (other than with respect to Public Shares they may have acquired during or may acquire after the IPO), and that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete the Business Combination, even if it is with a less favorable target company or on less favorable terms to shareholders, rather than liquidate ABIC.

•

The ability of the Public Shareholders to exercise their redemption rights with respect to a large number of our shares could increase the probability that the Business Combination would be unsuccessful and that you would have to wait for liquidation in order to redeem your shares.

•

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of shares of HoldCo Common Stock to drop significantly, even if HoldCo’s business is doing well.

MARKET PRICE AND DIVIDEND INFORMATION

ABIC

ABIC Units, Class A Ordinary Shares, and Public Warrants are currently listed on the NYSE under the symbols “IMPX.U,” “IMPX” and “IMPX WS,” respectively. The ABIC Units will automatically separate into their component securities following the Domestication and, as a result, will no longer trade as an independent security. Upon the Closing, the shares of HoldCo Common Stock and HoldCo Warrants will be listed on the NYSE under the symbols “LVWR” and “LVWR WS,” respectively.

The closing price of the ABIC Units on December 8, 2021, Class A Ordinary Shares on December 10, 2021, and Public Warrants on December 10, 2021, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.26, $9.85 and $0.81, respectively.

Holders of the ABIC Units, Class A Ordinary Shares and Public Warrants should obtain current market quotations for their securities. The market price of ABIC Securities could vary at any time before the Business Combination.

Holders

As of March 31, 2022, there was 1 holder of record of ABIC Units, 1 holder of record of Class A Ordinary Shares, 3 holders of record of Class B Ordinary Shares and 3 holders of record of ABIC Warrants (1 of whom was a public holder). The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose ABIC Units, Class A Ordinary Shares and Public Warrants are held of record by banks, brokers and other financial institutions.

Dividends

ABIC has not paid any cash dividends on the ABIC Units to date and does not intend to pay cash dividends prior to the completion of the Business Combination. Assuming the Business Combination is consummated, the payment of cash dividends in the future will be dependent, among other things, upon LiveWire’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination as well as compliance with the Proposed HoldCo Certificate of Incorporation and Proposed HoldCo Bylaws and Delaware law. The payment of any dividends following the Business Combination will be subject to the relevant provisions of the Proposed HoldCo Certificate of Incorporation and Proposed HoldCo Bylaws. See also “Description of HoldCo’s Securities—Common Stock—Dividend rights.” The ability of HoldCo to declare dividends may also be limited by the terms of financing or other agreements entered into by HoldCo from time to time.

HoldCo

Historical market price information for shares of HoldCo Common Stock is not provided because there is no public market for shares of HoldCo Common Stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of LiveWire.”

H-D

H-D’s shares are currently listed on the NYSE under the symbol “HOG.” The closing price of the H-D shares on December 10, 2021, the last trading day before announcement of the execution of the Business Combination Agreement, was $36.81.

SELECTED HISTORICAL FINANCIAL INFORMATION OF LIVEWIRE

The selected historical combined statements of operations and comprehensive loss data of LiveWire for the years ended December 31, 2021 and 2020 and the historical combined balance sheet data as of December 31, 2021 and 2020 are derived from LiveWire’s audited combined financial statements included elsewhere in this proxy statement/prospectus. The selected historical combined statements of operations and comprehensive loss data of LiveWire for the three months ended March 27, 2022 and three months ended March 28, 2021 and the historical combined balance sheet data as of March 27, 2022 are derived from LiveWire’s unaudited interim combined financial statements included elsewhere in this proxy statement/prospectus.

You should read the following selected combined historical financial data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of LiveWire” and LiveWire’s financial statements and related notes included elsewhere in this proxy statement/prospectus. LiveWire’s historical results are not necessarily indicative of the results that may be expected in the future and LiveWire’s results for the three months ended March 27, 2022 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2022 or any other period.

	Three Months Ended		Year Ended
(Amounts in thousands)	March 27, 2022	March 28, 2021	December 31, 2021	December 31, 2020
Revenue, net	$11,414	$6,536	$35,806	$30,863

Costs and expenses:
Cost of goods sold	10,488	6,702	38,380	55,819
Selling, administrative and engineering expense	16,112	14,459	65,608	52,099

Operating expense	26,600	21,161	103,988	107,918

Operating loss	(15,186)	(14,625)	(68,182)	(77,055)
Other income (expense), net	69	(5)	302	(30)
Interest expense related party	(277)	(68)	(293)	(186)
Interest (expense) income	(4)	3	19	56

Loss before income taxes	(15,398)	(14,695)	(68,154)	(77,215)
Income tax provision	68	13	138	357

Net loss	(15,466)	(14,708)	(68,292)	(77,572)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(100)	(29)	(85)	236

Comprehensive loss	$(15,566)	$(14,737)	$(68,377)	$(77,336)

	As of March 27,	As of December 31,
	2022	2021	2020
	(in thousands)	(in thousands)
Balance sheet data:
Total assets	$75,756	$61,952	$51,740
Total liabilities	52,845	42,027	49,717
Total equity	22,911	19,925	2,023

SELECTED HISTORICAL FINANCIAL INFORMATION OF ABIC

The following tables contain summary historical financial data for ABIC. Such data as of December 31, 2021 has been derived from the audited financial statements of ABIC included elsewhere in this proxy statement/prospectus. Such data as of March 31, 2022 and for the three months ended March 31, 2021 and 2022 has been derived from the unaudited financial statements of ABIC included elsewhere in this proxy statement/prospectus.

The information below is only a summary and should be read in conjunction with ABIC’s financial statements, and the notes and schedules related thereto, which are included elsewhere in this proxy statement/prospectus and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ABIC.” ABIC’s historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

	For the three months ended March 31, 2022	For the three months ended March 31, 2021
	(Unaudited)	(Unaudited)
Formation and operational costs	$1,589,390	$295,008
Loss from operations	(1,589,390)	(295,008)
Other income (expense):
Interest earned on investments held in Trust Account	64,109	89,062
Change in fair value of warrant liability	10,522,500	19,520,000

Total other income (expense)	10,586,609	19,609,062

Net income (loss)	$8,997,219	$19,314,054

Weighted average shares outstanding of Class A Ordinary Shares	40,000,000	40,000,000
Basic and diluted net income per ordinary share, Class A Ordinary Shares	$0.18	$0.39

Weighted average shares outstanding of Class B Ordinary Shares	10,000,000	10,000,000

Basic and diluted net income per ordinary share, Class B Ordinary Shares	$0.18	$0.39

	March 31, 2022	December 31, 2021
	(Unaudited)
Condensed Balance Sheet Data (at Period End):
Total assets	$401,037,081	$401,526,175
Total liabilities	$45,106,540	$54,592,853
Class A Ordinary Shares subject to possible redemption, 40,000,000 shares at $10.00 per share redemption value at March 31, 2022 and December 31, 2021	400,000,000	400,000,000
Preference shares, $0.0001 par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—
Class A Ordinary Shares, $0.0001 par value; 500,000,000 shares authorized; no shares issued and outstanding (excluding 40,000,000 shares subject to possible redemption)	—	—
Class B Ordinary Shares, $0.0001 par value; 50,000,000 shares authorized; 10,000,000 shares issued and outstanding	1,000	1,000
Total shareholders’ deficit	$(44,069,459)	$(53,066,678)

RISK FACTORS

You should carefully review and consider the following risk factors, together with all of the other information contained in this proxy statement/prospectus, including the financial statements and notes to the financial statements included herein and the matters addressed in the section entitled “Cautionary Note Regarding Forward Looking Statements,” in evaluating the Business Combination and the proposals to be voted on at the General Meeting. Certain of the following risk factors apply to the business and operations of LiveWire and will also apply to its business and operations following the completion of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, cash flows, financial condition and results of operations of LiveWire following the Business Combination. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by LiveWire and ABIC which later may prove to be incorrect or incomplete. You are encouraged to perform your own investigation with respect to the businesses of LiveWire and ABIC. LiveWire and ABIC may face additional risks and uncertainties that are not presently known to such entity, or that are currently deemed immaterial, which may also impair their business or financial condition.

Risks Related to LiveWire

Throughout this section, unless otherwise indicated or the context otherwise requires, references to “LiveWire,” “we,” “us,” “our” and other similar terms refer to LiveWire, prior to and/or after giving effect to the Business Combination, as the context may require.

Risks Related to Our Business

We are an early stage company with a history of losses and expect to incur significant expenses and continuing losses for several years. We have yet to achieve positive operating cash flow and, given our projected funding needs, our ability to generate positive cash flow is uncertain.

We have incurred net losses since our inception, including net losses of $68.3 million and $77.6 million for the years ended December 31, 2021 and 2020, respectively, and approximately $15.5 million and $14.7 million for the three months ended March 27, 2022 and March 28, 2021, respectively. We believe that we will continue to incur operating and net losses in the future until at least the time we begin significant deliveries of our electric vehicles which may occur later than we expect or not at all. We do not expect to be profitable for the foreseeable future as we invest in our business, build capacity and ramp-up operations, and we cannot assure you that we will ever achieve or be able to maintain profitability in the future. Even if we are able to successfully develop our electric vehicles and attract customers, there can be no assurance that we will be financially successful. For example, as we expand our electric vehicle portfolio, including the introduction of lower-priced electric motorcycles, and expand internationally, we will need to manage costs effectively to sell those products at our expected margins. Failure to become profitable could materially and adversely affect the value of your investment. If we are ever to achieve profitability, it will be dependent upon the successful development and commercial introduction and acceptance of our electric vehicles, such as the LiveWire One, and our services, which may not occur. Our business also will at times require significant amounts of working capital to support the growth of additional electric vehicle platforms and electric vehicle models. An inability to generate positive cash flow for the near term may adversely affect our ability to raise needed capital for our business on reasonable terms, diminish supplier or customer willingness to enter into transactions with us, and have other adverse effects that may decrease our long-term viability. There can be no assurance that we will achieve positive cash flow in the near future or at all.

Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment.

H-D began making initial deliveries of our predecessor electric motorcycle, the Harley-Davidson LiveWire, in September of 2019, and we launched the LiveWire One model in July of 2021. As an entirely new product, there is no historical basis for making judgments on the demand for our electric vehicles, our ability to develop, produce and deliver electric vehicles, or our profitability in the future. It is difficult to predict our future revenues and appropriately budget for our expenses, and trends that may emerge in this quickly evolving industry that may be outside our visibility and may affect our business. You should consider our business and prospects in light of the risks and challenges we face as a pioneer in a new industry, including with respect to our ability to continuously advance our electric vehicle technologies; develop safe, reliable and quality electric vehicles that appeal to customers; deliver and service a large volume of electric vehicles; turn profitable; build a globally recognized and respected brand cost-effectively; expand our electric vehicles lineup; navigate the evolving regulatory environment; improve and maintain our operational efficiency; manage supply chain effectively; adapt to changing market conditions, including technological developments and changes in competitive landscape; and manage our growth effectively.

While we currently focus on the LiveWire One, we expect our product roadmap to expand beyond the LiveWire One and introduce new models in other categories or using other technologies that we have less experience in as we may adjust our strategies and plans from time to time to remain competitive as a pioneer in a new industry.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

We may be unable to develop and produce electric vehicles of sufficient quality, on a schedule and at scale, that would appeal to a large customer base.

Our business depends in large part on our ability to develop, market, produce and sell our electric vehicles. The continued development of and the ability to sell our electric vehicles at scale, including the LiveWire One and future electric vehicles are and will be subject to risks, including with respect to:

•	our ability to secure necessary funding;

•	our ability to develop and launch a light model electric vehicle at scale and at attractive profit margins for our business;

•

our ability to negotiate and execute definitive agreements, and maintain arrangements on reasonable terms, with our various suppliers for hardware, software or services necessary to engineer or manufacture parts or components of our electric vehicles;

•	securing necessary components, services or licenses on acceptable terms and in a timely manner;

•	delays by us in delivering final component designs to our suppliers;

•	our ability to accurately produce electric vehicles within specified design tolerances;

•	quality controls, including within our production operations, that prove to be ineffective or inefficient;

•	defects in design and/or manufacture that cause our electric vehicles not to perform as expected or that require repair, field actions, product recalls or design changes;

•	delays, disruptions or increased costs in our, third-party outsourcing partners’ and our third-party suppliers’ supply chain, including raw material supplies;

•	other delays, backlog in manufacturing and research and development of new models, and cost overruns;

•	obtaining required regulatory approvals and certifications;

•	compliance with environmental, safety and similar regulations; and

•	our ability to attract, recruit, hire, retain and train skilled employees.

Historically, motorcycle customers have expected motorcycle manufacturers to periodically introduce new and improved vehicle models. In order to meet these expectations, we intend to introduce new electric motorcycle models and enhanced versions of existing models. The electric vehicle market is new and quickly evolving. As a pioneer in a new industry, we inherently have limited experience, as a company, designing, testing, manufacturing, marketing and selling our electric motorcycles and therefore cannot assure you that we will be able to meet customer expectations. Any of the foregoing could have a material adverse effect on our business, prospects, financial condition and operating results.

If we fail to achieve unit sales expectations, our business, prospects, financial condition and operating results could be adversely impacted.

The electric vehicle market is becoming increasingly competitive. Increasing competition may lead to lower vehicle-unit sales and increased inventory, which may result in downward price pressure. Our ability to successfully achieve unit sales expectations will be fundamental to our future success in existing and new markets and our market share. We cannot assure you that we will be able to achieve unit sales expectations. If we are unable to achieve unit sales expectations our business, prospects, financial condition and operating results could be adversely impacted.

We are a pioneer in a new space. As we scale and expand our business, we may not be able to adequately control the costs of our operations.

We have a short operating history in the electric vehicle industry, which is continuously evolving. Through our partnership with H-D and retail partners, comprised largely of existing H-D dealers, we have partners with extensive experience selling internal combustion engine motorcycles at scale. Despite this experience, the electric motorcycle industry is new and there are no guarantees that this experience will result in sales of electric motorcycles at a comparable scale. We will require significant capital to develop and grow our business, including developing and producing our electric vehicles, establishing or expanding design, research and development, production and building our brand. We have incurred and expect to continue incurring significant expenses, including research and development expenses, raw material procurement costs, sales and distribution expenses as we build our brand and market our electric vehicles, and general and administrative expenses as we scale our operations, identify and commit resources to investigate new areas of demand and incur costs as a public company, which will impact our profitability. Our ability to become profitable in the future is dependent on the design, development and marketability of our product portfolio, while also controlling costs to achieve expected margins. If we are unable to efficiently design, develop, market, deploy, distribute and service our electric vehicles, our margins, profitability and prospects could be materially and adversely affected.

The electric vehicle sector is rapidly growing and our products and services are and will be subject to strong competition from a growing list of competitors.

Both the vehicle industry generally, and the electric vehicle segment in particular, are highly competitive, and we will be competing for sales with both leading internal combustion engine-focused companies and smaller electric vehicle-focused companies. Several major motorcycle companies have electric vehicles available today and other current and prospective motorcycle manufacturers are also developing electric vehicles. Factors affecting competition include product performance and quality, technological innovation, customer experience, brand differentiation, product design, pricing and manufacturing scale and efficiency. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect our business, prospects, financial condition and operating results. We also expect competition for electric vehicles to intensify due to increased demand and a regulatory push for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Further, as a result of new entrants in the electric vehicle market, we may experience increased competition for components and other parts of our electric vehicles, which may have limited or single-source supply.

Our business and prospects depend significantly on our ability to build the LiveWire brand and consumers’ recognition, acceptance and adoption of the LiveWire brand. We may not succeed in continuing to maintain and strengthen the LiveWire brand.

Our business and prospects are heavily dependent on our ability to develop, maintain and strengthen the LiveWire brand. If we do not continue to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high-quality electric vehicles and engage with our customers as intended. In addition, our ability to develop, maintain and strengthen the LiveWire brand will depend heavily on the success of our customer development and branding efforts. Such efforts mainly include building a community of customers engaged with our branding initiatives, such as at automotive shows and events. To effectively build our brand with a new customer in a new industry, such efforts may be non-traditional and may not achieve the desired results. To promote our brand, we may be required to change our customer development and branding practices, which could result in substantially increased expenses, including the potential to use traditional media such as television, radio and print and engage celebrity talent or brand ambassadors. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results may be materially and adversely impacted.

In addition, if negative incidents occur or are perceived to have occurred, whether or not such incidents are our fault, we could be subject to adverse publicity. In particular, given the popularity of social media, any negative publicity, whether true or not, could quickly proliferate and harm consumer perceptions and confidence in the LiveWire brand. Furthermore, there is the risk of potential adverse publicity related to our manufacturing partners or other partners whether or not such publicity is related to their collaboration with us. Our ability to successfully position our brand could also be adversely affected by perceptions about the quality of our competitors’ vehicles.

In addition, from time to time, our electric vehicles may be evaluated and reviewed by third parties. Any negative reviews or reviews which compare us unfavorably to competitors could adversely affect consumer perception about our electric vehicles.

We have an established standard of quality and associated consumer expectations through our H-D motorcycle lineage. If we are unable to continue providing quality services and customer service, our business and reputation may be materially and adversely affected.

Our business and prospects heavily depend on our ability to develop, maintain and strengthen the LiveWire standard of quality and associated consumer expectations, including maintaining the established standard of quality and associated consumer expectations through our H-D motorcycle lineage. If we are not able to establish, maintain and strengthen the LiveWire standard of quality and associated consumer expectations with our brand, we may lose the opportunity to build a critical mass of customers. Our ability to develop, maintain and strengthen the LiveWire brand will depend heavily on our ability to provide high-quality electric vehicles and engage with our customers as intended, as well as the success of our customer development and marketing efforts. If we do not develop and maintain a strong brand associated with the LiveWire brand, our business, prospects, financial condition and operating results could be materially and adversely impacted.

Our relationship to H-D presents potential opportunities, synergies and risks. Our brand and reputation could be harmed if we fail to realize those opportunities and synergies, or through negative publicity regarding H-D and its products and services.

Our relationship to H-D presents potential opportunities, synergies and risks for us. Our business and prospects heavily depend on our ability to develop, maintain and strengthen the LiveWire standard of quality and associated consumer expectations, including maintaining the established standard of quality and associated consumer expectations through our H-D motorcycle lineage. However, the association of our business and brand to H-D and its business could subject us to reputational and regulatory risks. Any negative developments with respect to H-D may materially and adversely affect our business and brand. Additionally, the anticipated benefits of the synergies with H-D may not be realized or the value of goodwill and other intangible assets could be impacted by one or more continuing unfavorable events or trends, which could result in significant impairment charges. The occurrence of any of these events could have a material adverse effect on our business, prospectus, financial condition and operating results.

We may experience operational and financial risks if we fail to effectively and appropriately separate the LiveWire business from the H-D business.

We may experience operational and financial risks in connection with separating from H-D if we are unable to:

•

successfully separate the operations, as well as the accounting, financial controls, management information, technology, data, human resources and other administrative systems and functions, of H-D from our operations and systems;

•	overcome cultural challenges associated with separating employees from H-D and incorporating them into our organization;

•

successfully identify, validate, qualify and contract with replacement or second-source manufacturing, engineering, development and testing service providers (or stand up such capabilities internally) to act as second sources or replacement sources of such services in the event H-D is unable to provide such services or our agreements with H-D to provide the same expire or are terminate;

•	successfully identify and realize potential synergies with H-D;

•

fully identify potential risks and liabilities associated with H-D, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities, litigation or other claims in connection with H-D, including claims from terminated employees, former stockholders, H-D dealers, or other third parties, and other known and unknown liabilities;

•	retain or hire senior management and other key personnel; and

•	successfully manage strain on our management, operations and financial resources.

Additionally, the Separation requires significant time and resources, and we may not manage these processes successfully. We may make substantial investments of resources to support the Separation, which would result in significant ongoing operating expenses and may divert resources and management attention from other areas of our business. We cannot assure you that these investments will be successful. If we fail to successfully separate from H-D, we may not realize the benefits expected from the Separation and our business may be harmed.

H-D could make decisions for the benefit of its overall business that could negatively impact our overall business.

Following the Separation, H-D, through the Company Equityholder, will be our majority shareholder. To ensure we are making decisions that benefit our business and our shareholders, we will have a Conflicts Committee (as defined herein) to review and approve any matter involving a conflict of interest between us and H-D. Outside of our business, H-D may make certain decisions that benefit its overall business, including its relationships with its suppliers and dealers, that could negatively impact our overall business, including our supplier partnerships, pricing, approach to manufacturing or ability to expand distribution. These decisions by H-D about its business may have a material and adverse effect on our business, prospects, financial condition and operating results.

Our relationship to H-D may impact our other business relationships or potential business relationships.

H-D has many longstanding business relationships that we expect to largely be able to leverage to our benefit through our relationship with H-D. Our relationship to H-D may also affect our ability to develop and maintain our own relationships with companies providing services and capabilities to, or for the benefit of, our business, including supply, distribution, marketing and operations. Depending upon the relationship between H-D and these other companies, the other companies may be less willing or unwilling to develop and maintain relationships with us. Additionally, they may favor our competitors or may view us as competitors, because of our relationship with H-D. We may also enter into certain agreements with H-D pursuant to which we and/or H-D have continuing obligations to provide services to each other. Our inability to maintain the business relationships necessary to maintain and grow our business may materially and negatively impact our results.

Leveraging contract manufacturers, including H-D, the KYMCO Group and other potential partners, to contract manufacture electric vehicles is subject to risks.

A key financial benefit to our business is our asset-light operating model in which we rely on contract manufacturers to produce our electric vehicles. We have secured the experience and expertise of H-D and are in negotiations with KYMCO Group to serve as our long-term contract manufacturing partners to provide manufacturing, procurement, logistics and distribution services for our platforms and certain other products. If these contract manufacturing agreements terminate or expire, or if H-D or KYMCO Group fail to perform or meet our expected quality standards, timelines, capacity requirements, costs, manufacturing capabilities or manufacturing footprint, we may need to engage another third-party contract manufacturer or build our own in-house manufacturing capabilities, which could cause us to incur significant cost and expense. Additionally, our recourse against H-D for their failure to perform or meet our expected quality standards is limited. We do not currently have alternate manufacturing arrangements in place so it may take time to transition to another contract manufacturer and there is no guarantee that they would be able to meet our capacity, capability or quality requirements, or otherwise be an effective and acceptable manufacturing solution. Any of the foregoing could adversely affect our business, prospects, financial condition and operating results.

If retail partners are unwilling to participate in our go-to-market business model or are unable or ineffective in establishing or maintaining relationships with customers for electric vehicles, it may adversely impact our business.

We employ a go-to-market business model whereby our revenue is generated primarily by sales through retail partners, which are largely drawn from H-D’s traditional motorcycle dealer network and the development of new retail partners. We depend on the capability of these retail partners to develop and implement effective retail sales plans to create demand among retail purchasers for our electric vehicles and related products and services that the retail partners may purchase from us. We provide our retail partners with specific training and programs to assist them in selling our products, but there can be no assurance that these steps will be effective, and that restrictions on travel and other limitations as a result of the COVID-19 pandemic undermine our efforts to provide training and build relationships. If our retail partners are not able to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Our retail partners ability to develop, maintain and strengthen their relationships with customers for electric vehicles will depend heavily on our ability to provide high-quality electric vehicles and engage with our customers as intended, as well as the success of our customer development and marketing efforts. The electric vehicle industry is intensely competitive, and we may not be successful in building, maintaining and strengthening our relationship with customers. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results could be materially and adversely impacted.

Some of these retail partners may also market, sell and support offerings that may be competitive with ours, may devote more resources to the marketing, sales and support of such competitive offerings or may have incentives to promote other offerings to the detriment of our own. Our retail partners could subject us to lawsuits, potential liability, and reputational harm if, for example, any of our retail partners misrepresents the functionality of our electric vehicles to customers or violates laws or our or their corporate policies. Our ability to achieve revenue growth in the future will depend, in part, on our success in maintaining successful relationships with our retail partners, identifying additional retail partners, including in new markets, and training our retail partners to independently sell our electric vehicles. If our retail partners are unsuccessful in selling electric vehicles, or if we are unable to enter into arrangements with or retain a sufficient number of high-quality retail partners in each of the regions in which we sell our electric vehicles and keep them motivated to sell our electric vehicles, our business, prospects, financial condition and operating results could be adversely affected.

Our research and development efforts may not yield the expected results, or results on expected timelines or at expected costs.

Technological innovation is critical to our success, and we have strategically developed most of the key technologies in-house, such as energy dense battery packs and battery management systems (“BMS”), high power, high efficiency inverters and motors, efficient onboard charger and DC-DC converter and best-in-class software and controls. We have been investing heavily in our research and development efforts. In 2020 and 2021, our research and development expenses amounted to $23.0 million and $35.3 million, respectively. Our research and development expenses accounted for 74% and 99% of our total revenues for 2020 and 2021, respectively. The electric vehicle industry is experiencing rapid technological changes, and we need to invest significant resources in research and development to lead technological advances and remain competitive in the market. Therefore, we expect that our research and development expenses will continue to be significant. Furthermore, research and development activities are inherently uncertain, and there can be no assurance that we will continue to achieve technological breakthroughs and successfully commercialize such breakthroughs. As a result, our significant expenditures on research and development may not generate corresponding benefits. If our research and development efforts fail to keep up with the latest technological developments, we may suffer a decline in our competitive position.

Besides our in-house expertise, we also rely on certain technologies of our suppliers to enhance the performance of our electric vehicles. In particular, we do not manufacture battery cells, which makes us dependent upon suppliers for the relevant technologies. As technologies change, we plan to upgrade our existing models and introduce new models in order to provide our electric vehicles with the latest technologies, including battery cells, which could involve substantial costs and lower our return on investment for existing models.

Even if we are able to keep pace with changes in technologies and develop new models, our prior models could become obsolete more quickly than expected, potentially reducing our return on investment.

If we are unable to establish and maintain confidence in our long-term business prospects among customers and analysts and within our industry, or are subject to negative publicity, then our business, prospects, financial condition and operating results may suffer materially.

Customers may be less likely to purchase our electric vehicles if they are not convinced that our business will succeed or that our service and support and other operations will continue in the long-term. Similarly, suppliers and other third parties may be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, in order to build and maintain our business, we must maintain confidence among customers, suppliers, analysts, ratings agencies and other parties in our electric vehicles, long-term financial viability and business prospects. Maintaining such confidence may be complicated by certain factors, including those that are largely outside of our control, such as our limited operating history; customer unfamiliarity with our electric vehicles and electric vehicles and electric motorcycles in general; any delays in scaling production, delivery and service operations to meet demand; competition and uncertainty regarding the future of our electric vehicles and electric vehicles and electric motorcycles in general; and our production and sales performance compared with market expectations.

We, our outsourcing partners, and our suppliers are subject to numerous regulations. Unfavorable changes to, or failure by us, our outsourcing partners or our suppliers to comply with these regulations could substantially harm our business, prospects, financial condition and operating results.

We and our electric vehicles, and vehicles in general, as well as our third-party outsourcing partners and our suppliers are or will be subject to substantial regulation under foreign, federal, state and local laws. We continue to evaluate requirements for licenses, approvals, certificates and governmental authorizations necessary to manufacture, sell, deploy or service our electric vehicles in the jurisdictions in which we plan to operate and, to the extent we have not already, intend to take such actions necessary to comply. We may experience difficulties in obtaining or complying with various licenses, approvals, certifications and other governmental authorizations necessary to manufacture, sell, deploy or service our electric vehicles in any of these jurisdictions. If we, our third-party outsourcing partners or our suppliers are unable to obtain or comply with any of the licenses, approvals, certifications or other governmental authorizations necessary to carry out our operations in the jurisdictions in which we or they currently operate, or those jurisdictions in which we or they plan to operate in the future, our business, prospects, financial condition and operating results could be materially adversely affected. We expect to incur significant costs in complying with these regulations. Regulations related to the electric and alternative energy vehicle industry are evolving and we face risks associated with changes to these regulations, including, but not limited to,

•	increased support for other alternative fuel systems, which could have an impact on the acceptance of our electric vehicles; and

•

increased sensitivity by regulators to the needs of established automobile and motorcycle manufacturers, which could lead them to pass regulations that could reduce the compliance costs of such established manufacturers or mitigate the effects of government efforts to promote alternative fuel vehicles.

To the extent the laws change, our electric vehicles may not comply with or be positioned to take advantage of applicable foreign, federal, state or local laws, which may have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results could be adversely affected.

Increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion battery cells and key semiconductor chip components necessary for our electric vehicles, could harm our business.

We and our suppliers may experience increases in the cost of or a sustained interruption in the supply or shortage of materials. Any such cost increase, supply interruption or shortage could materially and negatively impact our business, prospects, financial condition and operating results. We and our suppliers use various materials in our businesses and products, including, for example, lithium-ion battery cells, semiconductor chips and steel, and the prices for these materials fluctuate. The available supply of these materials may be unstable, depending on market conditions and global demand. For example, COVID-19, including associated variants, and the recent conflict in the Ukraine, may cause disruptions to and delays in our operations, including shortages and delays in the supply of certain parts, including semiconductors, materials and equipment necessary for the production of our vehicles, and the various internal designs and processes we may adopt in an effort to remedy or mitigate impacts of such disruptions and delays may result in higher costs. There have been very sizable increases in recent months in the cost of key metals, including lithium, nickel, aluminum and cobalt with volatility in pricing expected to persist for the foreseeable future. In addition, our business also depends on the continued supply of battery cells for our electric vehicles. We are exposed to multiple risks relating to lithium-ion battery cells. These risks include, but are not limited to:

•	an increase in the cost, or decrease in the available supply, of materials used in the cells;

•	disruption in the supply of cells due to quality issues or recalls by battery cell manufacturers; and

•	fluctuations in the value of any foreign currencies in which battery cell and related raw material purchases are or may be denominated against the US dollar.

Our business is dependent on the continued supply of battery cells for the battery packs used in our electric vehicles. While H-D has entered into a supply agreement to acquire lithium-ion battery cells, we may have limited flexibility to immediately change suppliers in the event of any disruption in the supply of those cells, which could then disrupt production of our electric vehicles. However, we continually leverage relationships with several battery cell suppliers to monitor their developments and assess and characterize their cells. Additionally, the Arrow powertrain will utilize the industry-standard 21700 cylindrical cell form factor that enables rapid implementation of alternate cells from a wide variety of manufacturers with minimal mechanical changes and minor calibration adjustments to the BMS algorithms. The ongoing cell manufacturer relationship development and cell assessment and characterization work positions LiveWire to respond in a nimble manner to potential disruptions.

Semiconductor chips are also a vital input component to the electrical architecture of our electric vehicles, controlling wide aspects of the electric vehicles’ operations. Many of the key semiconductor chips used in our electric vehicles come from single-source or limited-source suppliers, and therefore a disruption with any one manufacturer or supplier in our supply chain would have an adverse effect on our ability to effectively produce and timely deliver our electric vehicles. Due to our reliance on these semiconductor chips, we are subject to the risk of shortages and long lead times in their supply. While H-D has entered into a supply agreement to acquire semiconductor chips, we may have limited flexibility to immediately change suppliers in the event of any disruption in the supply of those chips, which could then disrupt production of our electric vehicles. We are still in the process of identifying alternative manufacturers for semiconductor chips. H-D has in the past experienced, and we may in the future experience, semiconductor chip shortages, and the availability and cost of these components would be difficult to predict. For example, our manufacturers may experience temporary or permanent disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases, acquisitions, insolvency, changes in legal or regulatory requirements, or other similar problems.

In particular, increased demand for semiconductor chips in 2020, due in part to the COVID-19 pandemic and increased demand for consumer electronics that use these chips, has resulted in a severe global shortage of chips in 2021 and 2022, which we expect to continue as a consequence of the continuing COVID-19 pandemic, inflation of raw material costs and the conflict in Ukraine. As a result, our ability to source semiconductor chips used in our electric vehicles could be adversely affected. This shortage may result in increased chip delivery lead times, delays in the production of our electric vehicles, and increased costs to source available semiconductor chips. For example, we faced supply constraints related to certain components including those impacted by the global semiconductor chip shortages. In the first quarter of 2022, our production was lower than what we had planned due to the lack of availability of certain components. To the extent this semiconductor chip shortage continues, and we are unable to mitigate the effects of this shortage, our ability to deliver sufficient quantities of our electric vehicles could be adversely affected. In addition, we may be required to incur additional costs and expenses in managing ongoing semiconductor chip shortages, including additional research and development expenses, engineering design and development costs in the event that new suppliers must be onboarded on an expedited basis.

Furthermore, fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and material costs. Substantial increases in the prices for our materials or prices charged to us, such as those charged by battery cell or semiconductor chip suppliers, would increase our operating costs and could reduce our margins. For example, due to the recent global semiconductor supply shortage, other supply chain issues including the COVID-19 pandemic and the conflict in Ukraine, and the current inflationary environment in the United States, the cost of input materials, components and processes required to produce our electric vehicles is expected to increase, and we may need to increase the prices of our electric vehicles in response to these cost pressures. Price increases and other measures taken by us to offset higher costs could materially and adversely affect our reputation and brand, result in negative publicity and loss of customers and sales, and adversely affect our business, prospects, financial condition and operating results. In addition, a growth in popularity of electric vehicles without a significant expansion in battery cell production capacity could result in shortages which would result in increased materials costs to us, and would impact our projected manufacturing and delivery timelines, and adversely affect our business, prospects, financial condition and operating results.

Electric vehicles are inherently new products. We may experience significant delays in the design, production and launch of our electric vehicles, which could harm our business, prospects, financial condition and operating results.

Our future business depends in large part on our ability to execute on our plans to develop, produce, market and sell our electric vehicles. Electric vehicle companies experience delays in the design, production and commercial release of new products. To the extent we delay the launch of future models of electric vehicles, our growth prospects could be adversely affected as we may fail to establish or grow our market share. Furthermore, we rely on contract manufacturers for the manufacturing of electric vehicles. We could experience delays if our contract manufacturers do not meet agreed upon timelines or experience capacity constraints. Additionally, we rely on third-party suppliers for the provision and development of the key components and materials used in our electric vehicles. To the extent our suppliers experience any delays in providing us with or developing necessary components we could experience delays in delivering on our timelines. See “—Increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion battery cells, could harm our business.”

The battery’s range and life will deteriorate with usage and time, which, if material, could negatively influence potential customers’ decisions to purchase our electric vehicles.

All lithium-ion batteries are consumable components that become less effective as they chemically age. As lithium-ion batteries chemically age, the amount of charge they can hold diminishes, which may result in a perceptible decrease in range for an electric vehicle. This can be referred to as the battery’s maximum capacity, i.e., the measure of battery capacity relative to when it was new. In addition, a battery’s ability to deliver maximum instantaneous performance, or “peak power,” may decrease and impact acceleration performance in an electric vehicle. A normal battery is designed to retain up to 80% of its original capacity after 30,000 miles when operating under normal conditions. Although common to all electric vehicles, lithium-ion battery aging may negatively influence potential customers’ electric vehicle purchase decisions.

Our business may suffer if our products or features contain defects or fail to perform as expected. We may choose to or be compelled to undertake product recalls or take other similar actions, which could adversely affect our brand image, business and operating results.

If our electric vehicles contain design or manufacturing defects that cause them not to perform as expected or that require repair, our ability to develop, market and sell our products and services may be harmed, and we may experience delivery delays, product recalls, product liability, breach of warranty and consumer protection claims and significant warranty and other expenses. In particular, our electric vehicles are highly dependent on software, which is inherently complex and may contain latent defects or errors or be subject to external attacks. Although we attempt to remedy any issues we observe in our electric vehicles as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not completely satisfy our customers. While we perform extensive internal testing on our electric vehicles and features, we currently have a limited frame of reference by which to evaluate their long-term quality, reliability, durability and performance characteristics when operating in the field. There can be no assurance that we will be able to detect and fix all defects in our electric vehicles prior to their sale to or installation for customers.

Any product recall in the future, whether initiated by us or a supplier, and whether the product recall involves our or a competitor’s product, may result in adverse publicity, damage our brand image, and adversely affect our business, prospects, financial condition and operating results. Such recalls, whether caused by systems or components engineered or manufactured by us or our suppliers, may involve significant expense, the possibility of lawsuits, and diversion of management’s attention and other resources, which could adversely affect our brand image and our business, prospects, financial condition and operating results.

We depend on suppliers, including critical and single sourced suppliers, to deliver components according to schedules, prices, quality and volumes that are acceptable to us. We may be unable to effectively manage these suppliers. Uncertainties in the global economy may negatively impact suppliers and other business partners, which may interrupt the supply chain and require other changes to operations. These and other factors may adversely impact revenues and operating income.

Our success will be dependent upon our ability to enter into supplier agreements and maintain our relationships with existing suppliers who are critical to the output and production of our electric vehicles. The supply agreements we may enter into with suppliers in the future may have provisions where such agreements can be terminated in various circumstances, including potentially without cause. If our suppliers become unable to provide, or experience delays in providing components or if the supply agreements we enter into are terminated, it may be difficult to find replacement components. Additionally, our products contain parts that we purchase from single-source or limited-source suppliers, for which no immediate or readily available alternative supplier exists. While we believe that we would be able to establish alternate supply relationships and can obtain or engineer replacement components for our single-source components, we may be unable to do so in the short-term (or at all) at prices or quality levels that are acceptable to us. In addition, as we evaluate opportunities and take steps to insource certain components and parts, supply arrangements with current or future suppliers (with respect to other components and parts offered by such suppliers) may be available on less favorable terms or not at all, especially in light of the increases in materials pricing. Unexpected changes in business conditions, materials pricing, including inflation of raw material costs, labor issues, wars, trade policies, natural disasters, health epidemics such as the global COVID-19 pandemic, trade and shipping disruptions, port congestions and other factors beyond our or our suppliers’ control could also affect these suppliers’ ability to deliver components to us or to remain solvent and operational. For example, a global shortage of semiconductors has been reported since early 2021 and has caused challenges in the manufacturing industry and impacted our supply chain and production as well. Additionally, if our suppliers do not accurately forecast and effectively allocate production or if they are not willing to allocate sufficient production to us, it may reduce our access to components and require us to search for new suppliers. The unavailability of any component or supplier could result in production delays, product design changes and loss of access to important technology and tools for producing and supporting our products, as well as impact our capacity expansion and our ability to fulfill our obligations under customer contracts. For example, in the first quarter of 2022, our production was lower than what we had planned due to the lack of availability of certain components. Moreover, significant increases in our production or product design changes by us may in the future require us to procure additional components in a short amount of time. Our suppliers may not be willing or able to sustainably meet our timelines or our cost, quality and volume needs, or to do so may cost us more, which may require us to replace them with other sources.

In addition, if our suppliers experience substantial financial difficulties, cease operations or otherwise face business disruptions, we would be required to take measures to ensure components and materials remain available. Any disruption could affect our ability to deliver electric vehicles and could increase our costs and negatively affect our liquidity and financial performance.

Also, if a supplied vehicle component becomes the subject of a product recall, we may be required to find an alternative component, which could increase our costs and cause vehicle production delays. Additionally, we may become subject to costly litigation surrounding the component.

If we do not enter into long-term supply agreements with guaranteed pricing for our parts or components, we may be exposed to fluctuations in prices of components, materials and equipment. Agreements for the purchase of battery cells contain or are likely to contain pricing provisions that are subject to adjustments based on changes in market prices of key commodities. Substantial increases in the prices for such components, materials and equipment would increase our operating costs and could reduce our margins if we cannot recoup the increased costs. Any attempts to increase the announced or expected prices of our electric vehicles in response to increased costs could be viewed negatively by our potential customers and could adversely affect our business, prospects, financial condition and operating results.

As we continue to grow, we may not be able to effectively manage our growth, which could negatively impact our brand and financial performance.

We intend to expand our operations significantly, which will require hiring, retaining and training new personnel, controlling expenses, establishing facilities, and implementing administrative infrastructure, systems, and processes. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include, among others:

•	attracting and hiring skilled and qualified personnel to support our expanded operations at existing facilities or operations at any facilities we may construct or acquire in the future;

•	managing a larger organization with a great number of employees in different divisions and geographies;

•	training and integrating new employees into our operations to meet the growing demands of our business;

•	controlling expenses and investments in anticipation of expanded operations;

•	establishing or expanding design, manufacturing and sales;

•	managing regulatory requirements, permits and labor issues and controlling costs in connection with the construction of additional facilities or the expansion of existing facilities; and

•	implementing and enhancing administrative infrastructure, systems and processes.

Furthermore, we have limited experience to date in high volume production of our electric vehicles and we cannot ensure that we will be able to continue to partner with reliable contract manufacturers and reliable sources of component supply, that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully market our electric vehicles as our operations expand. Any failure to effectively manage our growth could negatively impact our brand and financial performance.

If relevant government agencies in the US do not recognize us as a manufacturer or brand distinct from H-D, it could negatively impact our go-to market plan and ability to appoint independent dealers in certain states within the US.

In the US our ability to appoint independent dealers in certain states requires us to obtain certain licenses, such as manufacturer’s or distributor’s licenses, from relevant state agencies, such as Departments of Motor Vehicles, Motor Vehicle Commissions, or their equivalents. If we are not recognized by certain states as a manufacturer independent from H-D, our ability to obtain a manufacturer license in certain states—and thus our ability to appoint independent dealers in the applicable state—may be impacted.

Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms could materially and adversely affect our business.

We currently lease the premises for our research and development facility, retails stores and offices. We cannot assure you that we would be able to renew the relevant lease agreements without substantial additional cost or increase in the rental cost payable by us. If a lease agreement is renewed at a rent substantially higher than the current rate, or currently existing favorable terms granted by the lessor are not extended, our business and results of operations may be adversely affected. Additionally, if our sublease at our Company-operated dealership location is either terminated or not renewed and we do not have an existing alternate dealership location, that could jeopardize our dealer license, which would impact our ability to make direct sales to consumers and could materially and adversely affect our business.

We may be unable to complete environmental, social and governance, or ESG initiatives, in whole or in part, which could lead to less opportunity for us to have ESG investors and partners and could negatively impact ESG-focused investors when evaluating us.

There has been increased focus, including by consumers, investors, employees and other shareholders, as well as by governmental and non-governmental organizations, on environmental, social and governance matters generally and with regard to our industry specifically.

We have undertaken, and plan to continue undertaking, ESG initiatives. Any failure by us to meet our commitments or loss of confidence on the part of customers, investors, employees, brand partners and other shareholders as it relates to our ESG initiatives could negatively impact our brand, our business, prospects, financial condition and operating results. These impacts could be difficult and costly to overcome, even if such concerns were based on inaccurate or misleading information.

In addition, achieving our ESG initiatives may result in increased costs in our supply chain, fulfillment, and/or corporate business operations, and could deviate from our initial estimates and have a material adverse effect on our business and financial condition. In addition, standards and research regarding ESG initiatives could change and become more onerous both for us and our third-party suppliers and vendors to meet successfully. Evolving data and research could undermine or refute our current claims and beliefs that we have made in reliance on current research, which could also result in costs, a decrease in revenue, and negative market perception that could have a material adverse effect on our business and financial condition.

A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, the company’s efforts and impacts on climate change and human rights, ethics and compliance with law and the role of the company’s board of directors in supervising various sustainability issues. In light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society’s ESG expectations or achieve our financial goals.

Finally, while we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved in measuring and reporting on many ESG matters.

The success of our business depends on the availability of power and charging infrastructure for electric vehicles. Limitations on that infrastructure may negatively impact our business.

Demand for our electric vehicles will depend in part upon the availability of public charging infrastructure. We do not plan to develop or invest in our own network of charging stations, but will instead rely on the use of at-home charging, which makes up the majority of electric vehicle charging today, along with a growing publicly accessible charging infrastructure provided by third parties and the government. We have limited experience in the actual provision of charging solutions to customers and the facilitation of these services is subject to challenges, which include:

•	successful integration with existing third-party charging networks, including obtaining necessary licenses for charging solutions on commercially acceptable terms;

•	inadequate capacity or over capacity in certain areas, security risks or risk of damage to vehicles, charging equipment or real or personal property;

•	access to sufficient charging infrastructure;

•	the potential for lack of customer acceptance of our charging solutions; and

•	the risk that government support for electric vehicle and alternative fuel solutions and infrastructure may not continue.

While the prevalence of charging stations generally has been increasing, charging station locations are significantly less widespread than gas stations. Some potential customers may choose not to purchase our electric vehicles because of the lack of a more widespread charging infrastructure. To provide our customers with access to sufficient charging infrastructure, we will rely on the availability and successful integration of our electric vehicles with, third-party charging networks. Any failure of third-party charging networks to meet customer expectations or needs, including quality of experience, could impact the demand for electric vehicles, including ours. For example, where charging bays exist, the number of electric vehicles could oversaturate the available charging bays, leading to increased wait times and dissatisfaction for customers. To the extent we are unable to meet user expectations or experience difficulties in facilitating access to charging solutions, our reputation and business, prospects, financial condition and operating results may be materially and adversely affected.

Our electric vehicles use lithium-ion battery cells. When not properly managed, lithium-ion battery cells have been observed to catch fire or vent smoke and flame on rare occasions. If our electric vehicles exhibit those conditions, it could have a negative effect on our reputation and business.

The battery packs within our electric vehicles make use of lithium-ion cells. If not properly managed or subject to environmental stresses, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While the battery pack is designed to contain any single cell’s release of energy without spreading to neighboring cells, a field or testing failure of battery packs in our electric vehicles could occur, which could result in bodily injury or death and could subject us to lawsuits, product recalls or redesign efforts, all of which would be time consuming and expensive and could harm our brand image and results of operation. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications, the social and environmental impacts of mineral mining or procurement associated with the constituents of lithium-ion cells, or any future incident involving lithium-ion cells, such as a vehicle or other fire, could materially and adversely affect our reputation and business.

Our industry and its technology are rapidly evolving and may be subject to unforeseen changes. Developments in alternative technologies or improvements in current and future enabling and competitive technologies may adversely affect the demand for our electric vehicles.

We may be unable to keep up with changes in electric vehicle technology or alternatives to electricity as a fuel source and, as a result, our competitiveness may suffer. Developments in alternative technologies, such as advanced diesel, hydrogen, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine or the cost of gasoline, may materially and adversely affect our business and prospects in ways we do not currently anticipate. Existing and other battery cell technologies, fuels or sources of energy may emerge as customers’ preferred alternative to our electric vehicles. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced alternative fuel and electric vehicles, which could result in the loss of competitiveness of our electric vehicles, decreased revenue and a loss of market share to competitors. Our research and development efforts may not be sufficient to adapt to changes in alternative fuel and electric vehicle technology. As technologies change, we plan to upgrade or adapt our electric vehicle with the latest technology. However, our electric vehicles may not compete effectively with alternative systems if we are not able to source and integrate the latest technology into our electric vehicles. Additionally, the introduction and integration of new technologies into our electric vehicles may increase our costs and capital expenditures required for the production and manufacture of our electric vehicles and, if we are unable to cost efficiently implement such technologies, our business, prospects, financial condition and operating results could be materially and adversely affected.

Our future growth and success are dependent upon consumers’ adoption of, and their demand for, two- and three-wheeled electric vehicles in a sector that is generally competitive, cyclical and volatile.

Our future growth is dependent on the demand for, and upon consumers’ willingness to adopt two- and three-wheeled electric vehicles, and even if electric vehicles become more mainstream, consumers choosing us over other electric vehicles manufacturers. Demand for electric vehicles may be affected by factors directly impacting electric vehicle prices or the cost of purchasing and operating electric vehicles such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in downward price pressure and adversely affect our business, prospects, financial condition and operating results.

In addition, the demand for our electric vehicles and services will highly depend upon the adoption by consumers of new energy vehicles in general and electric motorcycles in particular. The market for new energy vehicles is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards, and changing consumer demands and behaviors.

Other factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:

•

perceptions about electric vehicles quality, safety, design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles, whether or not such electric vehicles are produced by us or other manufacturers;

•	perceptions about electric vehicles safety in general, in particular safety issues that may be attributed to the use of advanced technology, including electric vehicles systems;

•	range anxiety, including the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge;

•	the availability of new energy vehicles;

•	the availability of service and charging stations for electric vehicles;

•	the costs and challenges of installing home charging equipment, including for multi-family, rental and densely populated urban housing;

•	the environmental consciousness of consumers, and their adoption of electric vehicles;

•

the occurrence of negative incidents, or perception that negative incidents have occurred, with respect to our or our competitors’ electric vehicles resulting in adverse publicity and harm to consumer perceptions in electric vehicles generally;

•	the higher initial upfront purchase price of electric vehicles, despite lower cost of ongoing operating and maintenance costs, compared to internal combustion engines vehicles;

•	perceptions about and the actual cost of alternative fuel;

•	regulatory, legislative and political changes; and

•	macroeconomic factors.

The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for electric vehicles and domestically produced vehicles could have a material adverse effect on our business, prospects, financial condition and operating results.

Any reduction, elimination, or discriminatory application of government subsidies and economic incentives because of policy changes, or the reduced need for such subsidies and incentives due to the perceived success of the electric vehicle or other reasons, may result in the diminished competitiveness of the alternative fuel and electric vehicle industry generally or our electric vehicles in particular. Additionally, federal, state and local laws may impose additional barriers to electric vehicle adoption, including additional costs. For example, many states have enacted laws imposing additional registration fees for certain hybrid and electric vehicles to support transportation infrastructure, such as highway repairs and improvements, which have traditionally been funded through federal and state gasoline taxes. Any of the foregoing could materially and adversely affect the growth of the alternative fuel automobile markets and our business, prospects, financial condition and operating results.

While certain tax credits and other incentives for alternative energy production, alternative fuel, and electric vehicles have been available in the past, there is no guarantee these programs will be available in the future. If current tax incentives are not available in the future, our business, prospects, financial condition and operating results could be harmed.

Our electric motorcycles’ quiet performance compared to internal combustion engine motorcycles may subject riders to greater risks.

Our electric motorcycles will be quieter compared to internal combustion engine motorcycles, which may subject riders to greater risks. To the extent accidents associated with our quieter electric motors occur, we could be subject to liability, negative publicity, government scrutiny and further regulation. Any of the foregoing could materially and adversely affect our business, prospects, financial condition and operating results.

Vehicle retail sales depend heavily on affordable interest rates and availability of credit for vehicle financing and a substantial increase in interest rates could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

In certain regions, including North America and Europe, financing for new vehicle sales has been available at relatively low interest rates for several years due to, among other things, expansive government monetary policies. As interest rates rise, market rates for new vehicle financing will generally be expected to rise as well, which may make our electric vehicles less affordable to customers or steer customers to less expensive vehicles that would be less profitable for us, adversely affecting our financial condition and results of operations. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, customers may not desire or be able to obtain financing to purchase our electric vehicles. As a result, a substantial increase in customer interest rates or tightening of lending standards could have a material adverse effect on our business, prospects, financial condition and operating results.

Our warranty reserves may be insufficient to cover future warranty claims which could adversely affect our business, prospects, financial condition and operating results.

As our electric vehicles enter production, we will need to maintain warranty reserves to cover warranty-related claims. If our warranty reserves are insufficient to cover future warranty claims on our electric vehicles, our business, prospects, financial condition and operating results could be materially and adversely affected. We expect to record and adjust warranty reserves based on changes in estimated costs and actual warranty costs. However, as we have only recently begun production of the LiveWire One, we have limited operating experience with our electric motorcycles, and therefore limited experience with warranty claims for these electric motorcycles and other electric vehicles or with estimating warranty reserves. In the future, we may become subject to significant and unexpected warranty expenses. There can be no assurances that then-existing warranty reserves will be sufficient to cover all claims.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our financial condition and liquidity. The vehicle and motorcycle industries experience an abundance of product liability claims. We face the risk of significant monetary exposure to claims in the event our electric vehicles do not perform as expected or contain design, manufacturing, or warning defects, and to claims without merit, or in connection with malfunctions resulting in personal injury or death. Moreover, a product liability claim could generate substantial negative publicity about our electric vehicles and business and inhibit or prevent commercialization of other future electric motorcycle vehicles, which would have a material adverse effect on our financial condition and liquidity. Any insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our reputation and financial condition and liquidity. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we face liability for our products and are forced to make a claim under our policies.

Our insurance coverage strategy may not be adequate to protect us from all business risks.

We may be subject, in the ordinary course of business, to losses resulting from product liability, accidents, acts of God and other claims against us, for which we may have no insurance coverage. Our policies may include significant deductibles or self-insured retentions, policy limitations and exclusions, and we cannot be certain that our insurance coverage will be sufficient to cover all future losses or claims against us. A loss that is uninsured or which exceeds policy limits may require us to pay substantial amounts, which may harm our financial condition and operating results.

We depend on revenue generated from a limited number of models and in the foreseeable future will be significantly dependent on a limited number of models.

H-D began making initial deliveries of our predecessor electric motorcycle, the Harley-Davidson LiveWire, in September of 2019, and we launched the LiveWire One model in July of 2021. For the foreseeable future, we will depend on revenue generated from a limited number of models. Historically, motorcycle customers have come to expect a variety of vehicle models offered in a company’s fleet and new and improved vehicle models to be introduced frequently. Given that for the foreseeable future our business will depend on a limited number of models, to the extent a particular model is not well received by the market, our sales volume, business, prospects, financial condition and operating results could be materially and adversely affected.

We may face challenges in expanding our business and operations internationally and our ability to conduct business in international markets may be adversely affected by legal, regulatory, political and economic risks.

Our business plan includes operations in international markets, including Germany, France, Netherlands, Switzerland, United Kingdom and Canada, as well as prioritizing the Asia Pacific markets of Japan, South Korea, China, Australia and New Zealand, and eventual expansion into other international markets. We will face risks associated with any potential international operations, including possible unfavorable legal, regulatory, political and economic risks, which could harm our business. We anticipate having international operations and subsidiaries that are subject to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions. Furthermore, conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We will be subject to a number of risks associated with international business activities that may increase our costs, impact our ability to sell our electric vehicles and require significant management attention. These risks include:

•	conforming our electric vehicles to various international regulatory requirements where our electric vehicles are sold and serviced, which requirements may change over time;

•	expenditures related to foreign lawsuits and liability;

•	difficulties in staffing and managing foreign operations;

•	difficulties establishing relationships with, or disruption in the supply chain from, international suppliers;

•	difficulties attracting customers in new jurisdictions;

•	difficulties in attracting effective distributors, dealers or sales agents, as the case may be;

•

foreign government taxes, regulations and permit requirements, including foreign taxes that we may not be able to offset against taxes imposed upon us in the United States, and foreign tax and other laws limiting our ability to repatriate funds to the United States;

•	fluctuations in foreign currency exchange rates and interest rates, including risks related to any foreign currency swap or other hedging activities we undertake;

•	United States and foreign government trade restrictions, tariffs and price or exchange controls;

•	foreign labor laws, regulations and restrictions;

•	changes in diplomatic and trade relationships;

•	laws and business practices favoring local companies;

•	difficulties protecting or procuring intellectual property;

•	the adoption of the LiveWire brand versus competitive foreign brands;

•	political instability, natural disasters, war or events of terrorism and health epidemics, such as the COVID-19 pandemic or the conflict in Ukraine; and

•	the strength of international economies.

If we fail to successfully address these risks, our business, prospects, financial condition and operating results could be materially harmed.

LiveWire’s Chief Executive Officer will have Chief Executive Officer roles in both H-D and LiveWire for up to two years, which may present challenges that could impact our business.

We selected Mr. Zeitz as our Chief Executive Officer for up to two years due to his unique experience, abilities, and passion. His roles as Chief Executive Officer of both H-D and LiveWire during that period will create operational synergies and potential challenges as long as he is serving in both roles, including impacting his ability to devote exclusive time, attention, and effort to our business. If conflicts of interests arise due to, for example, adverse interests of H-D and us on a matter, Mr. Zeitz would be required to recuse himself, deferring our decisions on the matter to an independent Conflicts Committee and our management. On matters in which Mr. Zeitz recuses himself, we will not have the full benefit of his experience and insight to resolve the matters and make decisions under the best terms possible for us. The decisions made by the Conflicts Committee and our management on those matters may be different than decisions Mr. Zeitz would have made. The HoldCo Board may also be unable to identify and hire a CEO of equal caliber to replace Mr. Zeitz after the two-year period. All of those scenarios could materially and adversely affect our business, prospects, financial condition and operating results.

Our business, prospects, financial condition and operating results may be adversely affected by pandemics (including COVID-19) and epidemics, natural disasters, actual or threatened war (including the conflict in Ukraine), terrorist activities, political unrest, and other outbreaks.

We face various risks related to public health issues, including epidemics, pandemics and other outbreaks, including the recent pandemic of respiratory illness caused by a novel coronavirus known as COVID-19 and associated variants. We also face various risks related to natural disasters, including hurricanes, earthquakes, tsunamis or other natural disasters. Such public health issues or natural disasters could disrupt our business operations, reduce or restrict our supply of materials and services, result in us incurring significant costs to protect our employees and facilities or result in regional or global economic distress, which may materially and adversely affect our business, financial condition and operating results. Actual or threatened war, including the conflict in Ukraine, terrorist activities, political unrest, civil strife and other geopolitical uncertainty could have a similar adverse effect on our business, prospects, financial condition and operating results. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, which could materially and adversely affect our business, financial condition and operating results.

The impact of COVID-19 and associated variants, including changes in consumer and business behavior, pandemic fears, market downturns and restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity. The spread of COVID-19 and associated variants (some of which may be more transmissible, such as the Delta and Omicron variant) has also created a disruption in the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers and has led to a global decrease in vehicle sales in markets around the world.

The pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders and business shutdowns. These measures may adversely impact our employees and operations, the operations of our suppliers, vendors and business partners, the activities of our retail customers and may negatively impact our production plans, sales and marketing activities, business and results of operations. In addition, various aspects of our business cannot be conducted remotely. These measures by government authorities may remain in place for a significant period of time and they are likely to continue to adversely affect our sales and marketing activities, and our business, prospects, financial condition and operating results.

Due to operational shutdowns of certain of our direct and indirect suppliers as a result of COVID-19 and associated variants, we experienced delays and shortages of certain parts and materials necessary for the production of our electric vehicles. In some cases, suppliers were delayed in providing the required parts and/or materials, whereas in other cases, suppliers were able only to fulfill our orders on a partial basis or not at all. As a result of such delays and shortages, we are continuing to adapt our internal designs and processes in an effort to remedy or mitigate impacts on our production timeline. Nevertheless, due to these delays and shortages, our production for the first quarter of 2022 was lower than we had planned. Despite our efforts to mitigate such delays, we cannot be certain these will sufficiently alleviate or mitigate delays or interruptions we may experience in the future, and, to the extent our production timeline is delayed, our business, prospects, financial condition and operating results may be materially and adversely affected.

Additionally, the spread of COVID-19 and associated variants has caused us to modify our business practices (including employee travel, recommending that all non-essential personnel work from home and cancellation or reduction of physical participation in sales activities, meetings, events and conferences), and we may take further actions as may be required by government authorities or that we determine is in the best interests of our employees, customers, suppliers, vendors and business partners. There is no certainty that such actions will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities. If significant portions of our workforce are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, our operations may be adversely impacted.

The extent to which the COVID-19 pandemic impacts our business, prospects, financial condition and operating results will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and spread of the pandemic, its severity, the existence and severity of COVID-19 variants, the actions to contain the virus or treat its impact (including the availability of vaccines and the speed and extent of vaccine distribution and acceptance), how quickly and to what extent normal economic and operating activities can resume and whether and to what extent COVID-19 or variants thereof, including the Delta and Omicron variant which has become widespread in the United States, re-emerge, spread and impact us and our suppliers after normal activities resume. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

Specifically, difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment, or a decline in consumer confidence as a result of the COVID-19 pandemic and the conflict in Ukraine could have a material adverse effect on the demand for our vehicles. Under difficult economic conditions, potential customers may seek to reduce spending by forgoing our electric vehicles for other traditional options, increase use of public and mass transportation options or choose to keep their existing vehicles.

There are no comparable recent events that may provide guidance as to the effect of the spread and duration of COVID-19 (and associated variants) and pandemics in general, and, as a result, the ultimate impact of the COVID-19 pandemic or other pandemics is highly uncertain.

We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, damage to our property, delays in production, breakdowns, system failures, technology platform failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our business, prospects, financial condition and operating results.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, prospects, financial condition and operating results.

The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. There have been concerns over the downturn in economic output caused by the COVID-19 pandemic and the conflict in Ukraine. It is unclear whether these challenges will be contained and what effects they each may have. Economic conditions in the United States are sensitive to global economic conditions. Any prolonged slowdown in the United States economic growth might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. Credit risks of customers and suppliers and other counterparty risks may also increase.

Sales of our electric vehicles depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of our electric vehicles and our results of operations may be materially and adversely affected.

The ongoing military action between Russia and Ukraine could adversely affect our business, financial condition and operating results.

United States and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, Russian military forces launched a military action in Ukraine, and sustained conflict and disruption in the region is likely. Although the length, impact and outcome of the ongoing military conflict in Ukraine is highly unpredictable, this conflict could lead to significant market and other disruptions, including significant volatility in commodity prices and supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as increase in cyberattacks and espionage.

Russia’s recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military action against Ukraine have led to an unprecedented expansion of sanction programs imposed by the United States, the European Union, the United Kingdom, Canada, Switzerland, Japan and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic, including, among others:

•

blocking sanctions against some of the largest state-owned and private Russian financial institutions (and their subsequent removal from the Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) payment system) and certain Russian businesses, some of which have significant financial and trade ties to the European Union;

•	blocking sanctions against Russian and Belarusian individuals, including the Russian President, other politicians and those with government connections or involved in Russian military activities; and

•

blocking of Russia’s foreign currency reserves as well as expansion of sectoral sanctions and export and trade restrictions, limitations on investments and access to capital markets and bans on various Russian imports.

While we do not currently have operations in Ukraine, Russia or Belarus, we are nevertheless actively monitoring the situation in Ukraine and assessing its impact on our business, including our business partners and customers. To date we have not experienced any material interruptions in our infrastructure, supplies, technology systems or networks needed to support our operations. We have no way to predict the progress or outcome of the conflict in Ukraine or its impacts in Ukraine, Russia or Belarus as the conflict, and any resulting government reactions, are rapidly developing and beyond our control. The extent and duration of the military action, sanctions and resulting market and/or supply disruptions could be significant and could potentially have substantial impact on the global economy and our business for an unknown period of time. Any of the abovementioned factors could affect our business, financial condition and operating results. Any such disruptions may also magnify the impact of other risks described in this proxy statement/prospectus.

In addition, there may be an increased risk of cyberattacks by state actors due to the current conflict between Russia and Ukraine. Any increase in such attacks on us or our systems could adversely affect our network systems or other operations. Although we maintain cybersecurity policies and procedures to manage risk to our information systems and, continuously adapt our systems and processes to mitigate such threats, we may not be able to address these cybersecurity threats proactively or implement adequate preventative measures and there can be no assurance that we will promptly detect and address any such disruption or security breach, if at all. See “—We are subject to cybersecurity risks to our various systems and software and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent us from effectively operating our business.”

Our financial results may vary significantly from period to period due to fluctuations in our operating costs, product demand and other factors.

We expect our period-to-period financial results to vary based on our operating costs and product demand, which we anticipate will fluctuate as we continue to design, develop, produce and distribute new electric vehicles. Additionally, our revenue from period to period may fluctuate as we build out global distribution, add new product derivates based on market demand and margin opportunities and introduce new or existing electric vehicles to new markets. Additionally, our revenue from period to period may fluctuate due to seasonality. As a result of these factors, we believe that quarter-to-quarter comparisons of our financial results, especially in the short term, are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our financial results may not meet the expectations of equity research analysts, ratings agencies or investors, who may be focused only on quarterly financial results and holding us to the same standard of expectation as H-D. If any of this occurs, the trading price of HoldCo Common Stock could fall substantially, either suddenly or over time.

We may seek to obtain future financing through the issuance of debt or equity, which may have an adverse effect on our shareholders or may otherwise adversely affect our business.

If we raise funds through the issuance of additional equity or debt, including convertible debt or debt secured by some or all of our assets, holders of any debt securities or preferred shares issued will have rights, preferences and privileges senior to those of holders of our ordinary shares in the event of liquidation. If additional debt is issued, there is a possibility that once all senior claims are settled, there may be no assets remaining to pay out to the holders of ordinary shares. In addition, if we raise funds through the issuance of additional equity, whether through private placements or public offerings, such an issuance would dilute ownership of our current shareholders that do not participate in the issuance. If we are unable to obtain any needed additional funding, we may be required to reduce the scope of, delay or eliminate some or all of, our planned research, development, production and marketing activities, any of which could materially harm our business.

Furthermore, the terms of any additional debt securities we may issue in the future may impose restrictions on our operations, which may include limiting our ability to incur additional indebtedness, pay dividends on or repurchase our share capital or make certain acquisitions or investments. In addition, we may be subject to covenants requiring us to satisfy certain financial tests and ratios, and our ability to satisfy such covenants may be affected by events outside of our control.

We intend to grant equity awards under the Incentive Plan, which may result in share-based compensation expenses.

We intend to adopt the Incentive Plan for the purpose of granting share-based compensation to employees, directors and consultants to incentivize their performance and align their interests with ours. We believe the granting of share-based compensation may be important to our ability to attract and retain key personnel and employees, and we will evaluate whether to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our operating results.

If our electric vehicle owners modify our electric vehicles regardless of whether third-party aftermarket products are used, the electric vehicle may not operate properly, which may create negative publicity and could harm our business.

Vehicle enthusiasts may seek to alter our electric vehicles to modify their performance which could compromise vehicle safety and security systems. Also, customers may customize their electric vehicles with aftermarket parts that can compromise rider safety. We may not test, nor do we endorse, such changes or products. In addition, customers may attempt to modify our electric vehicles’ charging systems or use improper external cabling or unsafe charging outlets that can compromise the vehicle systems or expose our customers to injury from high-voltage electricity. Such unauthorized modifications could reduce the safety and security of our electric vehicles and any injuries resulting from such modifications could result in adverse publicity, which would negatively affect our brand and thus harm our business, prospects, financial condition and operating results.

Our inability to obtain and/or retain necessary licenses and permits to operate the business may negatively impact our financial results.

It may be necessary for us to use the patented or proprietary technology of third parties to develop or commercialize our products, in which case we would be required to obtain a license or acquire intellectual property from these third parties. The licensing or acquisition of third-party intellectual property is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property that we may consider attractive or necessary, and thereby prevent us from obtaining the right to use such intellectual property ourselves. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. If we are unable to license such technology, or if we are forced to license such technology on unfavorable terms, our business could be harmed. If we are unable to obtain a necessary license, we may be unable to develop or commercialize the affected product models, which could harm our business, and the third parties owning such intellectual property could seek either an injunction prohibiting our sales or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us.

Moreover, some of our patents and patent applications in the future may be jointly owned with third parties. If we are unable to obtain an exclusive license to any such third-party joint owners’ interests in such patents or patent applications, such joint owners may be able to license their rights to other third parties, including our competitors, who could market competing products and technology. In addition, we may need the cooperation of any such joint owners in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could harm our business, financial condition and results of operations.

Risks Related to the Separation

Our business and H-D’s business overlap and we may compete, or be perceived as competitors, in certain markets.

Both LiveWire and H-D are companies whose primary business involves producing, marketing and selling vehicles and related products. While we intend to operate in a different business segment than H-D, neither we nor H-D is prohibited from competing against each other. Additionally, under the Intellectual Property License Agreement, H-D has the right to use all of our existing our intellectual property and incremental improvements to our existing intellectual property, which could facilitate H-D’s development of products that compete with ours; however, H-D may be required in some cases to pay us royalties for the use of our existing intellectual property and their rights to our newly developed intellectual property would be limited as defined under the Joint Development Agreement. If we were in competition with H-D, it could have a material adverse effect on our results of operations or our ability to pursue opportunities which may otherwise be available to us.

Our inability to maintain a strong relationship with H-D or to resolve favorably any disputes that may arise between us and H-D could result in a significant reduction of our revenue.

Maintaining a strong relationship with H-D and its management team will be important to our success for at least as long as H-D remains a majority shareholder. Disputes may arise between H-D and us in a number of areas relating to our ongoing relationship, including:

•	our strategy, direction and objectives as a business;

•	labor, tax, employee benefit, indemnification and other matters arising from our separation from H-D;

•	employee retention and recruiting;

•	business combinations involving us;

•	our ability to engage in activities with certain customers, suppliers, and partners;

•	sales or dispositions by H-D of all or any portion of its ownership interest in us;

•	the nature, quality and pricing of services H-D has agreed to provide us;

•	supply chain, including access to parts and raw material supplies, as well as allocation of manufacturing labor, parts and other supplies shared across the York manufacturing facility;

•	business opportunities that may be attractive to both H-D and us; and

•	product or technology development or marketing activities which may require the consent of H-D.

While we have the Conflicts Committee to help resolve any potential conflict between us and H-D, we may not be able to resolve all potential conflicts. Assuming we are able to resolve such a potential conflict, we intend for such resolution to be comparable to the resolution that we would reach with an unaffiliated party. However, the resolution that we actually reach may be less favorable than if we were dealing with an unaffiliated party.

The agreements we will enter into with H-D may be amended upon agreement between the parties. While we are controlled by H-D, we may not have the leverage to negotiate agreements or amendments to these agreements, if required, on terms as favorable to us as those we would negotiate with an unaffiliated third party.

After this offering, we will be a smaller company relative to H-D which could result in increased costs because of a decrease in our purchasing power and difficulty maintaining existing customer relationships and obtaining new customers.

Prior to this offering, we were able to take advantage of H-D’s size and purchasing power in procuring goods, technology and services, including insurance, employee benefit support and audit and other professional services. While this may continue in some ways with H-D as a majority shareholder, we are a smaller company than H-D, and we cannot assure you that once we become public we will have access to financial and other resources comparable to those available to us prior to the offering. As a standalone company, we may be unable to obtain office space, goods, technology and services at prices or on terms as favorable as those available to us prior to this offering, which could increase our costs and reduce our profitability. Likewise, we may find it more difficult to attract and retain high-quality employees as a smaller company than we were operating within as a wholly owned subsidiary of H-D, which could impact our results of operations. Our future success also depends on our ability to develop and maintain relationships with customers. Our reduced relationship with H-D and our smaller relative size after this offering may make it more difficult to develop and maintain relationships with customers, which could adversely affect our prospects.

We are dependent on H-D for a number of services, including services relating to quality and safety testing. If those service arrangements terminate, it will require significant investment for us to build our own safety and testing facilities, or we may be required to obtain such services from another third party at increased costs.

We are dependent on H-D for a number of services, including services relating to quality and safety testing. If these service arrangements terminate, we do not currently have alternate arrangements in place that will allow us to fully execute our business plan, including, without limitation, agreements for quality and safety testing and, as such, will be required to deploy significant resources to build our own safety and testing facilities, or may be required to obtain such services from another third party at increased costs. If we are unable to maintain such arrangements and agreements, or if we are unable to effectively build our own facilities or obtain such services from another third party, our business, prospects, financial condition and operating results may be materially and adversely affected.

Any decision by us to electrify H-D products, or the products of any other company, may not achieve the intended results or return on investment when compared to developing our own motorcycle portfolio.

We may decide to electrify H-D’s and other companies’ products in the future. While we expect electrifying H-D’s motorcycle portfolio to be a key piece of our future success, these efforts require resources that may otherwise be used on our electric vehicle portfolio. All project scopes, resource allocation, time commitment, and investment dollars dedicated to the electrification of H-D’s core products will be governed by separate joint development agreements that will be established and agreed upon by the LiveWire and H-D management teams. If the available resources do not support both LiveWire and H-D electrification efforts, it could negatively impact development of our electric vehicles and ultimately our ability to deliver targeted revenues and operating income.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the Business Combination.

In the past, our operations have been a part of H-D and H-D provided us with certain financial, operational and managerial resources for conducting our business. Following the Business Combination, while a number of these resources will continue to be at H-D and used to provide services to us under the Transition Services Agreement, we will perform certain of our own financial, operational and managerial functions. There are no assurances that we will be able to successfully put in place the financial, operational and managerial resources necessary to perform these functions.

Our transition to being a public company after the Business Combination will also subject us to significant regulatory oversight and financial reporting obligations under the federal securities laws and GAAP, as well as the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies in the US. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the US may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company which will increase our operating costs in future periods.

H-D may fail to perform under various transaction agreements that will be executed as part of the Separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

We will enter into a number of agreements with H-D upon the closing of the Business Combination, including the Trademark License Agreement, Employee Matters Agreement, Contract Manufacturing Agreement, Tax Matters Agreement, Master Services Agreement, Transition Services Agreement, Joint Development Agreement and Intellectual Property License Agreement pursuant to which we and/or H-D have continuing obligations to each other. If we or H-D fail to perform obligations under such agreements, our business may be negatively impacted. Furthermore, upon the expiration or termination of such agreements, we may not have necessary or comparable systems and services in place to replace the services provided under such agreements, which may negatively impact our business.

Our ability to successfully effect the Business Combination and successfully operate the business thereafter will depend largely upon the efforts of certain key personnel, including the continuing services of Jochen Zeitz, our acting CEO. The loss of such key personnel (including Jochen Zeitz) could adversely affect the operations and profitability of our business.

We are highly dependent on our senior management, including our Chief Executive Officer, Jochen Zeitz, and other key personnel. Our success will depend on our ability to retain senior management and to attract, recruit, retain, manage and motivate qualified personnel in the future, particularly with respect to an expected increase in hiring in connection with becoming a public company, including sales and marketing professionals, engineers and other highly skilled personnel and to integrate current and additional personnel in all departments. The loss of members of our senior management, sales and marketing professionals and engineers could result in delays in product development and harm our business. If we are not successful in attracting and retaining highly qualified personnel, it would have a material adverse effect on our business, financial condition and operating results.

We will be required to make payments to H-D under the Contract Manufacturing Agreement, Tax Matters Agreement, Master Services Agreement, Transition Services Agreement and certain other agreements, and the amounts of such payments could be significant.

We will enter into certain agreements pursuant to which we will be obligated to make payments to H-D. Such agreements include the Contract Manufacturing Agreement, Tax Matters Agreement, Master Services Agreement, Transition Services Agreement and certain others. The amounts payable under these agreements could be significant and could prohibit or restrict us from using these funds in other aspects of our business. Additionally, if we fail to make payments under the contracts we have with H-D, it may be determined that we are in breach of contract and we may have to pay damages or renegotiate those contracts. We can provide no assurance that we will be able to renegotiate the contracts we have with H-D or that any renegotiated terms will be favorable to us. The occurrence of such events could materially harm our business and financial condition.

Transfer or assignment to us of certain contracts, investments in joint ventures, and other assets may require the consent of a third party. If such consent is not given, we may not be entitled to the benefit of such contracts, investments, and other assets in the future.

Our separation from H-D requires certain contracts to be assigned from H-D or its affiliates to us or our affiliates. The assignment of certain of these contracts requires us to obtain consents and assignments from third parties. It is possible that, in connection with the consent process, some parties may seek more favorable contractual terms from us. If we are unable to obtain such consents we may be unable to obtain some of the benefits, assets and contractual commitments that are intended to be allocated to us as part of the Separation. If we are unable to obtain such consents, the loss of these contracts could increase our expenses or otherwise materially adversely affect our business, financial condition and operating results.

As HoldCo, following the Closing, will be a “controlled company” within the meaning of the NYSE listing standards and intends to rely on exemptions from certain corporate governance requirements, its shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

After the completion of the Separation, H-D will own more than 50% of the total voting power of our common shares and we will be a “controlled company” within the meaning of the corporate governance rules of the NYSE. Under these corporate governance standards, a “controlled company” may elect not to comply with certain corporate governance requirements. For example, controlled companies are not required to have:

•	a board that is composed of a majority of “independent directors,” as defined under the NYSE rules;

•	a compensation committee that is composed entirely of independent directors; and

•	director nominations be made, or recommended to the full board of directors, by its independent directors, or by a nominations/governance committee that is composed entirely of independent directors.

Following this offering, we intend to utilize these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all the corporate governance requirements of the NYSE.

We may not be successful as an independent, publicly traded company, and we will not enjoy the same benefits that we did as a wholly owned subsidiary of H-D.

The historical financial information we have included in this proxy statement/prospectus does not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the historical periods presented. The historical costs and expenses reflected in our consolidated financial statements include an allocation for certain corporate functions historically provided by H-D, including tax, accounting, treasury, legal, human resources, compliance, insurance, sales and marketing services. The historical financial information is not necessarily indicative of what our results of operations, financial position, cash flows or costs and expenses will be in the future. We have not made pro forma adjustments to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our transition to becoming a public company, including changes in our employee base, potential increased costs associated with reduced economies of scale and increased costs associated with being a publicly traded, standalone company. For additional information, see “Selected Historical Financial Information of LiveWire,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of LiveWire,” and our historical combined financial statements and notes thereto.

In connection with the Separation, H-D will indemnify us for certain liabilities and we will indemnify H-D for certain liabilities. If we are required to act on these indemnities for the benefit of H-D, we may need to divert cash to meet those obligations and our financial results could be negatively impacted. Additionally, any indemnity from H-D may not be sufficient to insure us against the full amount of liabilities for which we may be allocated responsibility, and H-D may not be able to satisfy its indemnification obligations in the future.

Third parties may seek to hold us responsible for H-D’s liabilities. Likewise, our relationship with H-D, as a much larger company and our majority shareholder, may make us more of a target for litigation than we otherwise would be on our own. Under certain agreements to be entered into with H-D in connection with the Separation, we will indemnify H-D for claims and losses relating to liabilities related to our business, and H-D will indemnify us for claims and losses relating to liabilities related to H-D’s business and not related to our business. However, if those liabilities are significant and we are ultimately held liable for them, we cannot assure you that we will be able to recover the full amount of our losses from H-D.

Pursuant to the Separation Agreement and certain other agreements with H-D, H-D will agree to indemnify us for certain liabilities, as discussed further in “Certain Relationships and Related Person Transactions.” However, third parties could also seek to hold us responsible for any of the liabilities that H-D has agreed to retain, and there can be no assurance that the indemnity from H-D will be sufficient to protect us against the full amount of such liabilities, or that H-D will be able to fully satisfy its indemnification obligations. In addition, H-D’s insurers may deny coverage to us for liabilities associated with certain occurrences of indemnified liabilities prior to the Separation. Moreover, even if we ultimately succeed in recovering from H-D or such insurance providers any amounts for which we are held liable, we may be temporarily required to bear these losses. Each of these risks could negatively affect our businesses, financial position and operating results.

Some of our directors and executive officers own restricted stock units and/or stock options covering H-D common stock that fluctuate in value in accordance with the value of H-D’s share price and/or other performance metrics, which could cause conflicts of interest that could result in us not acting on opportunities we otherwise may have.

Some of our directors and executive officers own restricted stock units and/or stock options that fluctuate in value in accordance with the value of H-D’s share price. In addition, some of our executive officers and directors are executive officers and/or directors of H-D. Ownership of restricted stock units and options that fluctuate in value in accordance with the value of H-D’s share price by our directors and officers after the Separation and the presence of executive officers or directors of H-D on the HoldCo Board could create, or appear to create, conflicts of interest with respect to matters involving both us and H-D that could have different implications for H-D than they do for us. Provisions of our certificate of formation will address corporate opportunities that are presented to our directors or officers that are also directors or officers of H-D. We cannot assure you that the provisions in our certificate of formation will adequately address potential conflicts of interest, that potential conflicts of interest will be resolved in our favor or that we will be able to take advantage of corporate opportunities presented to individuals who are officers or directors of both us and H-D. As a result, we may be precluded from pursuing certain growth initiatives, which could adversely affect our business.

H-D holds the direct contractual relationship with many key suppliers required for us to produce our electric vehicles. Disputes between H-D and these critical suppliers may negatively impact our electric vehicle production.

Our existing and potential relationships with partners and suppliers may be affected by our relationship with H-D. We partner with and purchase from a number of suppliers with whom H-D has a direct contractual relationship. H-D’s majority ownership in us might affect our ability to develop and maintain relationships with these suppliers, including because H-D may require us to limit our relationships with them or not work with them at all. Additionally, H-D might choose not to pursue enforcement of these contracts on our behalf in order to preserve H-D’s relationship with the partner or supplier. Likewise, these suppliers may be less willing or unwilling to develop and maintain relationships with us, and may favor our competitors or may view us as competitors, because of our relationship with H-D.

H-D may compete with certain of our significant channel, technology and other marketing partners as well as certain of our suppliers. Pursuant to our certificate of formation and certain agreements that we will enter into with H-D in connection with the Separation, H-D may have the ability to impact our relationship with these suppliers, which could have a material adverse effect on our results of operations, and our ability to pursue opportunities which may otherwise be available to us or electric vehicle production.

Risks Related to Information Technology, Intellectual Property, Data Security and Privacy

We collect and process significant information about our customers and their vehicles and are subject to various privacy and consumer protection laws.

We collect, receive, store, transmit and otherwise process different types of information about or related to a range of individuals, including our customers, riders of our electric vehicles, website visitors, users of our mobile application, our employees, job applicants and employees of other companies that we do business with (such as our vendors and suppliers). In addition to the information we collect from our customers to complete a sale or transaction, we use our electric vehicles’ onboard electronic systems to capture information about each electric vehicle’s use, such as location, charge time, battery usage, mileage and driving behavior, among other things, to aid us in providing services including electric vehicle diagnostics, repair, maintenance, insurance, roadside assistance and vehicle emergency services. Further we can, via data collection and analysis, customize and optimize the driving and riding experiences of our electric vehicles. Our customers may in the future choose not to provide this data, which may harm our business and our ability to properly maintain the vehicle. Possession and use of our customers’ driving behavior, electric vehicle use and other information may subject us to legislative and regulatory burdens and risks, and we will be required to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal information in the United States, Europe and elsewhere.

A wide variety of state, federal and international laws as well as regulations, industry standards and contractual obligations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal information and other types of information. Evolving and changing definitions of personal data and personal information within the United States, Europe, the United Kingdom (the “UK”) and elsewhere, may limit or inhibit our ability to operate or expand our business and some jurisdictions require that certain types of data be retained on servers within these jurisdictions or place restrictions on the export of data to other jurisdictions.

Additionally, laws, regulations, and standards covering marketing and advertising activities conducted by telephone, email, mobile devices and the Internet may be applicable to our business, such as the Telephone Consumer Protection Act (as implemented by the Telemarketing Sales Rule) (the “TCPA”), the Controlling the Assault of Non-Solicited Pornography and Marketing Act (the “CAN-SPAM Act”) and similar state and foreign consumer protection laws. The Federal Trade Commission and many state attorneys general are also interpreting federal and state consumer protection laws (including the Federal Trade Commission Act) as imposing standards for the online collection, use, dissemination, and security of data. In addition, by providing financing to and collecting related information from customers, we are subject to financial privacy laws such as the Gramm-Leach-Bliley Act of 1999 and its implementing regulations (“GLBA”), which restricts certain collection, use, disclosure and other processing of certain information and contains compliance requirements such as providing notice to individuals of privacy practices and implementing data security standards. We are also subject to certain laws and regulations that have been enacted or proposed, such as “Right to Repair” laws, that could require us to provide third-party access to our network and/or vehicle systems. Our failure to comply with applicable laws, directives, and regulations may result in private claims or enforcement actions against us, including liabilities, fines and damage to our reputation, any of which may have a material adverse effect on our business, prospects, financial condition and operating results.

Data protection and privacy-related laws and regulations are evolving and may result in ever increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. For example, the State of California adopted the CCPA, and prior to that the EU (and the UK) adopted General Data Protection Regulation (the “GDPR”). These laws (and other laws that have since been enacted) impose additional regulatory obligations regarding the handling of personal data and further provide certain individual privacy rights to persons whose data is processed by covered organizations.

In the United States, the CCPA became operative on January 1, 2020 and became enforceable by the California Attorney General on July 1, 2020, along with related regulations which came into force on August 14, 2020. Additionally, although not effective until January 1, 2023, the California Privacy Rights Act (the “CPRA”), which expands upon the CCPA, was passed on November 3, 2020. The CCPA requires (and the CPRA will require) covered companies to, among other things, provide new disclosures to California consumers and affords such consumers new privacy rights such as rights to access and require deletion of their personal information, opt out of certain sales of personal information (a concept that is defined broadly) and receive detailed information about how their personal information is collected, used and shared. The CCPA provides for civil penalties for violations, as well as a private right of action for certain security breaches that may increase security breach litigation. The CPRA imposes additional data protection obligations on covered companies, including additional consumer rights processes and opt-outs for certain uses of sensitive data and sharing of personal information starting in January 2023 (with a look back to January 2022). The CCPA has encouraged “copycat” laws in other states across the country. For example, Virginia enacted the Virginia Consumer Data Protection Act (the “VCDPA”), another comprehensive state privacy law, which will also be effective January 1, 2023. Also in 2021, Colorado enacted the Colorado Privacy Act (the “CPA”), which goes into effect July 1, 2023. We cannot fully predict the impact of the CCPA, CPRA, VCDPA and CPA or subsequent guidance on our business or operations, but it may increase our compliance costs and potential liability, particularly in the event of a data breach, and could have a material adverse effect on our business, including how we use personal information, our financial condition, and the results of our operations or prospects. A number of other proposals exist for new federal and state privacy legislation that, if passed, could increase our potential liability, increase our compliance costs, modify our data processing practices and materially and adversely affect our business, prospects, financial condition and operating results.

By expanding into the EU and UK, we will also be subject to the GDPR and the UK data protection regime consisting primarily of the UK General Data Protection Regulation and the UK Data Protection Act 2018 (together referred to as the “UK GDPR”). The GDPR, the national implementing legislation in EU member states, and the UK GDPR impose stringent data protection requirements, some of which are different from requirements under existing United States data privacy laws.

The GDPR/UK GDPR also generally prohibits the transfer of personal data subject to those regimes outside of the EU/UK (including to the United States) unless a lawful data transfer solution has been implemented or a data transfer derogation applies. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal information from the EU and the UK to the United States. In July 2020, the Court of Justice of the EU (the “CJEU”) invalidated the EU-U.S. Privacy Shield Framework (the “Privacy Shield”), which provided a mechanism for the transfer of personal data from the European Economic Area (“EEA”)/UK to the United States. Further, while the CJEU upheld the adequacy of the Standard Contractual Clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and an alternative to the Privacy Shield), it made it clear that reliance alone on the Standard Contractual Clauses may not necessarily be sufficient to protect data transferred in all circumstances. Use of the Standard Contractual Clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country. On June 4, 2021 the European Commission published a new set of modular Standard Contractual Clauses providing for an 18-month implementation period. The new Standard Contractual Clauses apply only to the transfer of data outside of the EEA and not the UK, though the UK’s Information Commissioner’s Officer launched a public consultation on its draft revised data transfers mechanisms in August 2021 and laid its proposal before Parliament, with the United Kingdom SCCs expected to come into force in March 2022, with a two-year grace period. We are monitoring these developments, but we may, in addition to other impacts, experience additional costs associated with increased compliance burdens and be required to engage in new contract negotiations with third parties that aid in processing data on our behalf or localize certain data. In addition, as supervisory authorities in the EEA and UK continue to issue further guidance relating to the processing of personal information, including the transfer of data, we could suffer additional costs or be subject to complaints or regulatory investigations or fines if there are allegations of non-compliance, and if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results. Loss, retention or misuse of certain information and alleged violations of laws and regulations relating to privacy and data security, and any relevant claims, may expose us to potential liability and may require us to expend significant resources on data security and in responding to and defending such allegations and claims.

We may also become subject to evolving EU and UK privacy laws on cookies and e-marketing. In the EU and the United Kingdom, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive may be replaced by an EU regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance. In the EU and the United Kingdom, informed consent is required for the placement of most cookies or similar technologies that store information, or access information stored, on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, a recent European court decision, regulators’ recent guidance and recent campaigns by a not-for-profit organization are driving increased attention to cookies and tracking technologies. There is also a general increasing awareness of how Internet user data is being used by companies, in particular, focused on the use of cookies to collect or aggregate information about Internet users’ online browsing activity. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may lead to broader restrictions and impairments on our marketing and personalization activities, may require significant changes to our business and may negatively impact our efforts to understand users.

Additionally, other countries outside of Europe and the United States, including countries we either operate or may in the future operate within, are considering enacting legislation implementing data protection requirements or imposing cross-border data transfer restrictions or laws requiring local data residency. For example, Brazil enacted the General Data Protection Law, New Zealand enacted the New Zealand Privacy Act, China enacted its Personal Information Protection Law, and Canada introduced the Digital Charter Implementation Act. Compliance with additional laws and regulations could be expensive and result in significant penalties (for example, fines for certain breaches of the GDPR or the UK GDPR are up to the greater of €20 million/£17.5 million or 4% of total global annual turnover), and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Failure to comply with applicable laws and regulations could result in lawsuits, regulatory enforcement actions against us or other liability. For example, our misuse of or failure to secure personal information could result in violation of data privacy laws and regulations, proceedings against us by governmental entities or others, and/or result in significant liability and damage to our reputation and credibility. In addition, we may also face civil claims including representative actions and other class action type litigation (where individuals have alleged to suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm. These possibilities, if borne out, could have a negative impact on revenues and profits. If a third party alleges that we have violated applicable data privacy laws, we could face legal claims and damages as well as reputational harm among consumers, investors, and strategic partners.

Although we make reasonable efforts to comply with all applicable data protection laws and regulations, our interpretations and efforts may have been or may prove to be insufficient or incorrect. We also make public statements about our use and disclosure of personal information through our privacy policy, information provided on our website and other public statements. Although we endeavor to ensure that our public statements are complete, accurate and fully implemented, we may at times fail to do so or be alleged to have failed to do so. We may be subject to potential regulatory or other legal action if such policies or statements are found to be deceptive, unfair or misrepresentative of our actual practices. In addition, from time to time, concerns may be expressed about whether our products and services compromise the privacy of our customers, riders and others. Any concerns about our data privacy and security practices (even if unfounded), or any failure, real or perceived, by us to comply with our posted privacy policies or with any legal or regulatory requirements, standards, certifications or orders or other privacy or consumer protection-related laws and regulations applicable to us, could cause our customers, riders and users to reduce their use of our products and services.

In addition, the regulatory framework for data privacy issues worldwide is currently evolving and is likely to remain uncertain for the foreseeable future, and it is possible that applicable laws and regulations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules, or our practices. Any failure or perceived failure by us to comply with applicable privacy and data security laws and regulations, our privacy policies, or our privacy-related obligations to users or other third parties, or any compromise of security that results in the unauthorized access to or transfer of personal information or other customer data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause our customers, riders and users to lose trust in us, which would have an adverse effect on our reputation and business. We may also incur significant expenses to comply with privacy, consumer protection and security standards and controls imposed by laws, regulations, industry standards or contractual obligations.

Any significant change to applicable laws, regulations or industry practices regarding the use or disclosure of our users’ data, or regarding the manner in which the express or implied consent of users for the use and disclosure of such data is obtained-or in how these applicable laws, regulations or industry practices are interpreted and enforced by state, federal and international privacy regulators-could require us to modify our services and features, possibly in a material and costly manner, may subject us to legal claims, regulatory enforcement actions and fines, and may limit our ability to develop new services and features that make use of the data that our users voluntarily share with us.

We are subject to cybersecurity risks to our various systems and software and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent us from effectively operating our business.

We are at risk for interruptions, outages and breaches of (a) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers; (b) facility security systems, owned by us or our third-party vendors or suppliers; (c) transmission control modules or other in-product technology, owned by us or our third-party vendors or suppliers; (d) the integrated software in our electric vehicles; (e) our mobile application software; or (f) customer or rider data that we process or our third-party vendors or suppliers process on our behalf. In addition, we and our third-party vendors or suppliers that host our data may encounter attempted attacks on their networks that may take a variety of forms, including denial of service attacks, infrastructure attacks, botnets, malicious file attacks, cross-site scripting, credential abuse, ransomware, bugs, viruses, worms, and malicious software programs. All of these types of cyber incidents can give rise to a variety of losses and costs, including legal exposure and regulatory fines, damages to reputation, and others. These incidents could also materially disrupt operational systems; result in loss of intellectual property, trade secrets, other proprietary or competitively sensitive information and data generally (including personal information); compromise certain information of customers, employees, suppliers, riders, users or others; harm our reputation or brand; or affect the performance of transmission control modules or other in-product technology and the integrated software in our electric vehicles.

A cyber incident could be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors) using sophisticated, targeted methods to circumvent firewalls, encryption and other security defenses, including hacking, fraud, trickery or other forms of deception. The techniques used by cyber attackers change frequently, are becoming increasingly diverse and sophisticated, and may be difficult to detect for long periods of time. Although we maintain information technology measures designed to protect us against intellectual property theft, data breaches and other cyber incidents, such measures will require updates and improvements, and we cannot guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. The implementation, maintenance, segregation and improvement of these systems requires significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving, expanding and updating current systems, including the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or produce, sell, deliver and service our electric powertrain solutions, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that these systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information, intellectual property or personal information that we hold could be compromised or misappropriated and our reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

A significant cyber incident could impact production capability, harm our reputation, cause us to breach our contracts with other parties or subject us to regulatory actions or litigation, any of which could materially affect our business, prospects, financial condition and operating results. In addition, while we maintain insurance coverage, our insurance coverage for cyberattacks may not be sufficient to cover all the losses and costs we may experience as a result of a cyber incident, including any disruptions resulting from such an incident.

We also work with partners and third-party service providers or vendors that collect, store and process such data on our behalf and in connection with our products and services. There can be no assurance that any security measures that we or our third-party service providers or vendors have implemented will be effective against current or future security threats. While we have developed systems and processes designed to protect the availability, integrity, confidentiality and security of us and our customers’, riders’, website visitors’, employees’ and others’ data, our security measures or those of our third-party service providers or vendors could fail and result in security incidents, including unauthorized access to or disclosure, acquisition, encryption, modification, misuse, loss, destruction or other compromise of such data. If a compromise of such data were to occur, we may have liability under our contracts with other parties and under applicable law for damages and incur penalties and other costs to respond to, investigate and remedy such an incident. Laws in all 50 U.S. states require us to provide notice to customers, regulators, credit reporting agencies or others when certain sensitive information has been compromised as a result of a security breach. There are significant differences between the laws of the various states, and as a result compliance in the event of a widespread data breach could be complicated, in addition to being costly. Depending on the facts and circumstances of such an incident, these damages, penalties, fines and costs could be significant. Such an event could harm our reputation and result in litigation against us. Any of these results could materially adversely affect our business, prospects, financial condition and operating results.

We may need to defend ourselves against intellectual property infringement claims, which may be time consuming and would cause us to incur substantial costs.

Companies, organizations, or individuals, including our competitors, may currently hold or obtain in the future patents, trademarks or other proprietary or intellectual property that would prevent, limit or interfere with our ability to make, use, develop, sell or market our vehicles, components or other goods and services, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents, trademarks, trade secrets or other intellectual property or proprietary rights alleging that we are infringing, misappropriating, diluting or otherwise violating such rights. Such parties may bring suits against us alleging infringement or other violation of such rights, or otherwise assert their rights and urge us to take licenses to their intellectual property. While we try to avoid infringing the rights of others, we may unknowingly do so. For example, we may not be aware of existing patents or patent applications that could be pertinent to our business as many patent applications are filed confidentially in the United States and are not published until 18 months following the applicable filing date. In the event that a claim relating to intellectual property is asserted against us, our suppliers or our third-party licensors, or if third parties not affiliated with us hold patents that relate to our products or technology, we may need to seek licenses to such intellectual property or seek to challenge those patents. Even if we are able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us. In addition, we may be unable to obtain these licenses on commercially reasonable terms, if at all, and our challenge of third-party patents may be unsuccessful. Litigation or other legal proceedings relating to intellectual property claims, regardless of merit, may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. Further, if we are determined to have infringed upon a third party’s intellectual property, we may be required to do one or more of the following:

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cease selling, incorporating certain components into, or using vehicles or offering goods or services that incorporate or use the intellectual property that we allegedly infringe, misappropriate, dilute or otherwise violate;

•	pay substantial royalty or license fees or other damages;

•	seek a license from the holder of the allegedly infringed intellectual property, which license may not be available on reasonable terms, or at all;

•	redesign or reengineer our vehicles or other technology, goods or services, which may be costly, time-consuming or impossible; or

•	establish and maintain alternative branding for our products and services.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property on acceptable terms, our business, prospects, financial condition and operating results could be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

If we are unable to maintain, protect or enforce our rights in our proprietary technology, brands or other intellectual property, our competitive advantage, business, financial condition and results of operations could be harmed.

Our failure to obtain or maintain adequate protection of, or prevent others from unauthorized use of, our intellectual property could harm our competitive advantage, business, financial condition and results of operations. We rely on a combination of patent, trade secret, trademark and other intellectual property laws, employee and third-party nondisclosure agreements, intellectual property licenses, and other contractual rights, to establish and protect our rights in our technology and intellectual property.

We have applied for patent protection relating to certain of our existing and proposed products, processes and services. However, we cannot assure you that any of our patent applications will issue as patents, or if they do issue, that they will be of sufficient scope or strength to provide our technologies with any meaningful protection or our business with any commercial protection. Further, once issued, the patents we own could be challenged, invalidated or circumvented by others. Some patent applications in the US are maintained in secrecy for a period of time after they are filed, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we will be the first creator of inventions covered by any patent application we make or the first to file patent applications on such inventions. Further, we cannot assure you that competitors will not infringe our patents, or that we will have adequate resources to enforce our patents.

We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, our policy is to require that relevant employees, consultants, advisors and collaborators enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, our competitive position, business, financial condition and results of operations could be harmed.

We rely on our trademarks, trade names, and brand names to distinguish our products from those of our competitors, and have registered or applied to register certain of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of our trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

Despite our efforts to protect our intellectual property, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that our intellectual property is invalid or unenforceable, or that they do not infringe upon our intellectual property. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or may take in the future in an effort to prevent infringement or misappropriation may not be successful. From time to time, we may have to resort to litigation to enforce our intellectual property, which could result in substantial costs and diversion of our resources.

Patent, trademark, trade secret and other intellectual property laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property to the same extent as they are protected in the United States. Therefore, our intellectual property may not be as strong or as easily enforced outside of the United States. Failure to adequately protect our intellectual property could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which would adversely affect our business, prospects, financial condition and operating results.

Risks Related to Other Legal, Regulatory and Tax Matters

We are subject to substantial regulation and unfavorable changes to, or failure by us to comply with, current or future regulations could substantially harm our business and operating results. Increased environmental, safety, emissions or other regulations may result in higher costs, cash expenditures and/or sales restrictions.

Our electric vehicles, and the sale of motorcycles in general, are subject to substantial regulation under international, federal, state and local laws. We expect to incur significant costs in complying with these regulations. Regulations related to the electric vehicle industry and alternative energy are currently evolving and we face risks associated with changes to these regulations, such as:

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the imposition of a carbon tax or the introduction of a cap-and-trade system on electric utilities, either of which could increase the cost of electricity and thereby the cost of operating an electric vehicle;

•	new state regulations of electric vehicles fees could discourage consumer demand for electric vehicles;

•

the increase of subsidies for alternative fuels such as corn and ethanol could reduce the operating cost of vehicles that use such alternative fuels and gasoline, and thereby reduce the appeal of electric vehicles;

•	changes to the regulations governing the assembly and transportation of battery cells could increase the cost of battery cells or make such commodities more difficult to obtain;

•

changes in regulation, for example relating to the noise required to be emitted by electric vehicles, may impact the design or function of electric vehicles, and thereby lead to decreased consumer appeal;

•

changes in regulations governing the range and miles per gallon of gasoline-equivalent calculations could lower our electric vehicles’ ratings, making electric vehicles less appealing to consumers; and

•	the amendment or rescission of the CAFE standards could reduce new business opportunities for our business.

To the extent the laws change, our electric vehicles may not comply with applicable international, federal, state or local laws, which could have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results could be materially and adversely affected.

Internationally, there may be laws in jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our sales or other business practices. Even for those jurisdictions we have analyzed, the laws in this area can be complex, difficult to interpret and may change over time. Continued regulatory limitations and other obstacles interfering with our ability to sell electric vehicles directly to consumers could have a negative and material impact on our business, prospects, financial condition and operating results.

Our operations may impact the environment or cause exposure to hazardous substances, and our properties may have environmental contamination, which could result in material liabilities to us.

Our operations currently use hazardous materials and generate limited quantities of hazardous wastes from time to time. We could become subject to claims for toxic torts, natural resource damages and other damages as well as for the investigation and cleanup of soil, surface water, groundwater, and other media. Such claims may arise, for example, out of conditions at sites that we currently own or operate, as well as at sites that we previously owned or operated, or at sites that we may acquire. Under certain federal and state environmental laws, our liability for such conditions may be joint and several with other owners/operators, so that we may be held responsible for more than our share of the contamination or other damages, or even for the entire share. Liability under these laws is generally strict. Accordingly, we may incur liability without regard to fault or to the legality of the conduct giving rise to the conditions. These and other similar unforeseen impacts that our operations may have on the environment, as well as exposures to hazardous substances or wastes associated with our operations, could result in costs and liabilities that could materially and adversely affect us.

Our facilities, and our suppliers’ facilities, are vulnerable to disruption due to natural disasters, which could become more frequent and severe due to climate change.

There is growing concern that a gradual increase in global average temperatures may cause an adverse change in weather patterns around the globe, resulting in an increase in the frequency and severity of such natural disasters. Increased frequency or duration of extreme weather conditions may disrupt the productivity of our facilities, the operation of our supply chain or impact demand for our products. In addition, the increasing concern over climate change may result in more regional, federal and global legal and regulatory requirements and could increase the costs we incur in our operations.

Changes in US or international trade policy, including the continuation or imposition of tariffs and the resulting consequences, could adversely affect our business, prospects, financial condition and operating results.

The US government has adopted a new approach to trade policy and in some cases has attempted to renegotiate or terminate certain existing bilateral or multilateral trade agreements. It has also imposed tariffs on certain foreign goods, including steel and certain vehicle parts, which have begun to result in increased costs for goods imported into the United States. In response to these tariffs, a number of US trading partners have imposed retaliatory tariffs on a wide range of US products, which makes it more costly for us to export our electric vehicles to those countries. China and the United States have each imposed tariffs, indicating the potential for further trade barriers which may escalate a nascent trade war between China and the United States. In addition, additional trade restrictions or barriers could be implemented on a broader range of products or raw materials. If we are unable to pass price increases on to our customer base or otherwise mitigate the costs, or if demand for our exported electric vehicles decreases due to the higher cost, our business, prospects, financial condition and operating results could be materially adversely affected. The resulting environment of retaliatory trade or other practices could have a material adverse effect on our business, prospects, financial condition, operating results, customers, suppliers and the global economy.

The strategic partnership with the KYMCO Group could be negatively impacted by geopolitical events that might occur between mainland China and Taiwan.

Our strategic partnership with the KYMCO Group may be negatively affected by the impact of geopolitical events and related actions that may occur between mainland China and Taiwan. In recent years, there have been political and trade tensions between mainland China and Taiwan, which have resulted in the implementation of trade barriers, including the use of economic sanctions and export control restrictions. Violations of these economic sanctions and export control restrictions can result in significant civil and criminal penalties. Prolonged or increased use of trade barriers may result in a decrease in the growth of the global economy and electric vehicle industry and could cause turmoil in global markets. which could decrease demand for our products and services. Also, any increase in the use of economic sanctions or export control restrictions could impact our ability to continue supplying products and services to those customers and our customers’ demand for our products and services. Further escalation of trade tensions, the increased use of economic sanctions or export control restrictions could negatively affect our strategic partnership with the KYMCO Group.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and noncompliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws and regulations in various jurisdictions in which we conduct or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act 2010 (the “U.K. Bribery Act”), and other anti-corruption laws and regulations. The FCPA and the U.K. Bribery Act prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The U.K. Bribery Act also prohibits non-governmental “commercial” bribery and soliciting or accepting bribes. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation. Our policies and procedures designed to ensure compliance with these regulations may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Our business also must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant sanctions authorities. Our global operations expose us to the risk of violating, or being accused of violating, anti-corruption laws and economic and trade sanctions laws and regulations. Our failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, prospects, financial condition and operating results.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, prospects, financial condition and operating results. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our common stock.

We are or may be subject to risks associated with strategic alliances or acquisitions.

We may from time to time consider entering into strategic alliances, including joint ventures, minority equity investments or other transactions, with various third parties to further our business purpose. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, with non-performance by the third party and with increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

When appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible stockholder approval, we may need approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, which could result in increased delay and costs, and may disrupt our business strategy if we fail to do so. Furthermore, acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

We are, and may in the future be, subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, prospects, financial condition and operating results.

We are subject to various litigation matters from time to time, the outcome of which could have a material adverse effect on our business, prospects, financial condition and operating results. Claims arising out of actual or alleged violations of law could be asserted against us by individuals, either individually or through class actions, by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to consumer finance laws, consumer protection laws, tort laws, environmental laws, intellectual property laws, privacy laws, labor and employment laws, securities laws and employee benefit laws. We may also become subject to allegations of discrimination or other similar misconduct, which, regardless of the ultimate outcome, may result in adverse publicity that could harm our brand, reputation and operations. Claims may also arise out of actual or alleged breaches of contract or other actual or alleged acts or omissions by or on behalf of us. These actions could expose us to adverse publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business. Even if we are successful in defending against legal claims, litigation could result in substantial costs and demand on management resources. See “Business of ABIC and Certain Information About ABIC—Legal Proceedings.”

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

We may be subject to taxes by the U.S. federal, state, local and foreign tax authorities. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	allocation of expenses to and among different jurisdictions;

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of stock-based compensation;

•	costs related to intercompany restructurings;

•	changes in tax laws, tax treaties, regulations or interpretations thereof; or

•	lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other taxes by U.S. federal, state, and local and foreign taxing authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

Changes in tax laws or regulations that are applied adversely to us or our customers may materially adversely affect our business, prospects, financial condition and operating results.

New income, sales, use or other tax laws, statutes, rules, regulation or ordinances could be enacted at any time, or interpreted, changed, modified or applied adversely to us or our customers, any of which could adversely affect our business, prospects, financial performance and operating results. In particular, presidential, congressional, state and local elections in the United States could result in significant changes in, and uncertainty with respect to, tax legislation, regulation and government policy directly affecting our business or indirectly affecting us because of impacts on our customers, suppliers and manufacturers. For example, the United States government has, from time to time, proposed and may enact significant changes to the taxation of business entities including, among others, an increase in the corporate income tax rate and the imposition of minimum taxes or surtaxes on certain types of income. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business. To the extent that such changes have a negative impact on us, our suppliers, manufacturers or our customers, including as a result of related uncertainty, these changes may materially and adversely affect our business, prospects, financial condition and operating results.

Risks Related to the Common Stock

The price of HoldCo Common Stock may be volatile, and you may be unable to resell your HoldCo Common Stock at or above the price at which you purchased such stock, or at all.

After the Closing of the Business Combination, the market price for our HoldCo Common Stock is likely to be volatile. In addition, the market price for our HoldCo Common Stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:

•	trends and changes in consumer preferences in the industries in which we operate;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the consumer and advertising marketplaces;

•	changes in key personnel;

•	our entry into new markets;

•	changes in our operating performance;

•	investors’ perceptions of our prospects and the prospects of the businesses in which we participate;

•	fluctuations in quarterly revenue and operating results, as well as differences between our actual financial and operating results and those expected by investors;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements relating to litigation;

•	guidance, if any, that we provide to the public, any changes in such guidance or our failure to meet such guidance;

•

changes in financial estimates or ratings by any securities analysts who follow our HoldCo Common Stock, our failure to meet such estimates or failure of those analysts to initiate or maintain coverage of our HoldCo Common Stock;

•	downgrades in our credit ratings or the credit ratings of our competitors;

•	the development and sustainability of an active trading market for our HoldCo Common Stock;

•	investor perceptions of the investment opportunity associated with our HoldCo Common Stock relative to other investment alternatives;

•	the inclusion, exclusion or deletion of our stock from any trading indices;

•	future sales of our common stock by our officers, directors and significant stockholders;

•	other events or factors, including those resulting from system failures and disruptions, hurricanes, wars, acts of terrorism, other natural disasters or responses to such events;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole; and

•	changes in accounting principles.

These and other factors may lower the market price of our HoldCo Common Stock, regardless of our actual operating performance. As a result, our HoldCo Common Stock may trade at prices significantly below the price at which you purchased such common stock.

In addition, the stock markets, including the NYSE, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Our stock price may be exposed to additional risks because our business will become a public company through a “de-SPAC” transaction. There has been increased focus by government agencies on such transactions, and we expect that increased focus to continue, and we may be subject to increased scrutiny by the SEC and other government agencies on holders of our securities as a result, which could adversely affect the price of our HoldCo Common Stock.

If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) will require us to evaluate the effectiveness of our internal control over financial reporting as of the end of each fiscal year, including a management report assessing the effectiveness of our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending December 31, 2022. Additionally, once we cease to be an emerging growth company, our independent registered accounting firm will also be required to attest to the effectiveness of our internal controls over financial reporting in each Annual Report on Form 10-K to be filed with the SEC. We may in the future identify material weaknesses or significant deficiencies that we may be unable to remedy before the requisite deadline for those reports. Our ability to comply with the annual internal control reporting requirements will depend on the effectiveness of our financial reporting and data systems and controls across our company. We expect these systems and controls to involve significant expenditures and to become increasingly complex as our business grows. To effectively manage this complexity, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Any weaknesses or deficiencies or any failure to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our operating results and cause us to fail to meet our financial reporting obligations or result in material misstatements in our financial statements, which could adversely affect our business and reduce our stock price.

A market for our securities may not continue, which would adversely affect the liquidity and price of its securities.

The price of our securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for our securities may never develop or, if developed, it may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, its general business condition and the release of its financial reports. Additionally, if our securities are not listed on, or become delisted from, NYSE for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of its securities may be more limited than if it were quoted or listed on NYSE or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding common stock adversely, then the price and trading volume of common stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of us, the trading price of our common stock would likely be negatively impacted. Furthermore, if one or more of the analysts who do cover us downgrade our common stock or our industry, or the common stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our common stock could decline. If one or more of these analysts stops covering us or fails to publish reports on us regularly, we could lose visibility in the market, which, in turn, could cause our common stock price or trading volume to decline.

Additionally, any fluctuation in the credit rating of us or our subsidiaries may impact our ability to access debt markets in the future or increase our cost of future debt, which could have a material adverse effect on our operations and financial condition, which in turn may adversely affect the trading price of shares of our common stock.

Risks Related to the Business Combination and ABIC

Throughout this section, unless otherwise indicated or the context otherwise requires, references to “ABIC,” “we,” “us,” “our” and other similar terms refer to AEA-Bridges Impact Corp. and its subsidiaries, prior to the Business Combination and to HoldCo and its consolidated subsidiaries after giving effect to the Business Combination.

The Sponsor and each of ABIC’s officers and directors agreed to vote in favor of our initial business combination, including the Business Combination in particular, as applicable, regardless of how the Public Shareholders vote.

Unlike other special purpose acquisition companies in which the initial shareholders agree to vote their founder shares and any public shares purchased by them during or after such company’s initial public offering in accordance with the majority of votes cast by the Public Shareholders in connection with an initial business combination, the Sponsor and each of ABIC’s officers and directors have agreed, and their permitted transferees will agree, pursuant to the terms of letter agreements entered into with ABIC (including the Investor Support Agreement entered into between the ABIC Initial Shareholders, ABIC, LiveWire, HoldCo and H-D with respect to the Business Combination), to vote any Founder Shares held by them, as well as any Public Shares owned by them, in favor of our initial business combination (including the Business Combination).

As of the record date, the ABIC Initial Shareholders owned 10,000,000 Class B Ordinary Shares and 2,500,000 Class A Ordinary Shares, representing approximately 25.0% of the issued and outstanding ABIC Shares, and will be able to vote all of such shares at the General Meeting. As a result, we would need only an additional 12,500,000, or 31.3% (assuming all outstanding ABIC Shares are voted), or one ABIC Share (assuming only the minimum number of ABIC Shares representing a quorum are voted), in each case, of the 40,000,000 Public Shares sold in our IPO to be voted in favor of the Business Combination in order to have the Business Combination approved. Accordingly, it is more likely that the necessary shareholder approval will be received for the Business Combination than would be the case if the Sponsor and each of ABIC’s officers and directors agreed to vote any ABIC Shares owned by them in accordance with the majority of the votes cast by the Public Shareholders.

Since the Sponsor and our executive officers and directors have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with HoldCo is appropriate as our initial business combination and in recommending that shareholders vote in favor of approval of the Required Shareholder Proposals. Such interests include that the Sponsor and our executive officers and directors will lose their entire investment in us if our initial business combination is not completed (other than with respect to Public Shares they may have acquired during or may acquire after the IPO), and that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete the Business Combination, even if it is with a less favorable target company or on less favorable terms to shareholders, rather than liquidate ABIC.

When you consider the recommendation of the ABIC Board in favor of approval of the Required Shareholder Proposals, you should keep in mind that the Sponsor, our directors and our executive officers have interests in such proposal that are different from, or in addition to, those of ABIC shareholders and warrant holders generally. These interests include that the Sponsor as well as our executive officers and directors will lose their entire investment in us if our initial business combination is not completed (other than with respect to Public Shares they may have acquired or may acquire in the future), and that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete the Business Combination, even if it is with a less favorable target company or on less favorable terms to shareholders, rather than liquidate ABIC.

Additionally, among other things, these interests include the following:

•

the fact that the Sponsor and ABIC’s directors have agreed not to redeem any ABIC Shares held by them in connection with the shareholder vote to approve a proposed initial business combination, including the Business Combination;

•

the fact that the Sponsor paid an aggregate of $25,000 for the 10,000,000 Founder Shares currently owned by the Sponsor, in which certain of ABIC’s officers and directors hold a direct and indirect interest, and the independent directors. The Founder Shares would be worthless if the Business Combination or another business combination is not consummated by October 5, 2022 because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such securities may have a significantly higher value at the time of the Business Combination and, if unrestricted and freely tradable, would be valued at approximately $99,200,000, based upon the closing price of $9.92 per Class A Ordinary Share on the NYSE on June 3, 2022;

•

the fact that if the Business Combination or another business combination is not consummated by October 5, 2022, the 10,500,000 Private Placement Warrants, each exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, held by the Sponsor, in which certain of ABIC’s officers and directors hold a direct and indirect interest, and which were acquired for an aggregate purchase price of $10,500,000 in a private placement that took place simultaneously with the consummation of the IPO, would become worthless. Such securities may have a higher value at the time of the Business Combination and, if unrestricted and freely tradable, would be valued at approximately $5,247,900, based upon the closing price of $0.4998 per Public Warrant on the NYSE on June 3, 2022;

•

the fact that if the Business Combination or another business combination is not consummated by October 5, 2022, ABIC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Class A Ordinary Shares for cash and, subject to the approval of its remaining shareholders and the ABIC Board, dissolving and liquidating; and

•

the fact that the Sponsor Group paid an aggregate of $10,525,000 for its investment in HoldCo, as summarized in the table below, and following the consummation of the Business Combination, the aggregate value of the Sponsor’s investment will be $103,951,900, based upon the respective closing price of the Class A Ordinary Shares and the public warrants on the NYSE on June 3, 2022.

Sponsor Group Ownership of ABIC Prior to Closing

	Securities held by Sponsor Group	Sponsor Cost at ABIC’s IPO ($)
Founder Shares	9,950,000	$25,000	(1)
Private Placement Warrants	10,500,000	$10,500,000

Total		$10,525,000

(1)	Includes cost for 50,000 Founder Shares held by the independent directors.

Sponsor Group Ownership of HoldCo Following the Closing

	Securities held by Sponsor Group Prior to Closing	Value per Security ($)	Total Value ($)
Shares of HoldCo Common Stock Issued to Holders of Founder Shares	9,950,000	$9.92	$98,704,000
HoldCo Private Placement Warrants	10,500,000	$0.4998	$5,247,900

Total			$103,951,900

•

the fact that the Sponsor, officers or directors, or their affiliates may be reimbursed for any out-of-pocket expenses incurred on ABIC’s behalf related to identifying, investigating, negotiating, and completing an initial business combination, including the formation and setting up of the Sponsor and related entities. As of the date of this proxy statement/prospectus, no out-of-pocket expenses have been incurred by ABIC’s officers and directors and there are no outstanding out-of-pocket expenses for which ABIC’s officers or directors are awaiting reimbursement;

•

the fact that the Sponsor and ABIC’s current officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if ABIC fails to complete an initial business combination by October 5, 2022;

•	the fact that the HoldCo Registration Rights Agreement will be entered into by, among others, the Sponsor;

•	the fact that, pursuant to the Business Combination Agreement, the Sponsor will have certain governance rights in respect of HoldCo that will be set forth in HoldCo’s governing documents;

•	the right of the Sponsor to hold shares of HoldCo Common Stock following the Business Combination, subject to the terms and conditions of the lock-up restrictions;

•

the fact that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•	the fact that the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other ABIC shareholders experience a negative rate of return in HoldCo;

•

the fact that the Sponsor and ABIC’s officers and directors will lose their investment in ABIC and will not be reimbursed for any out-of-pocket expenses incurred by them on ABIC’s behalf incident to identifying, investigating and consummating an initial business combination if an initial business combination is not consummated by October 5, 2022;

•

the fact that if the Trust Account is liquidated, including in the event ABIC is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify ABIC to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser per Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which ABIC has entered into an acquisition agreement or claims of any third party for services rendered or products sold to ABIC, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•

the fact that John Garcia, who is currently the Executive Chairman, Co-Chief Executive Officer and Director of ABIC, paid an aggregate of $25,000,000 for 2,500,000 ABIC Units. Such securities are valued at approximately $25,424,250, based upon the closing price of the ABIC Units ($10.1697) on the NYSE on June 2, 2022; and

•

the fact that the Business Combination Agreement provides for the continued indemnification of ABIC’s existing directors and officers and requires LiveWire to purchase, at or prior to the Closing, and maintain in effect for a period of six years after the Closing, a “tail” policy providing directors’ and officers’ liability insurance coverage for certain ABIC directors and officers after the Business Combination.

In addition, certain persons who are expected to become HoldCo directors after the completion of the Business Combination may have interests in the Business Combination that are different from, or in addition to, the interests of the ABIC shareholders. See “Shareholder Proposal 1: The Business Combination Proposal—Interests of Certain Persons in the Business Combination” for more information.

The personal and financial interests of the Sponsor as well as ABIC’s executive officers and directors may have influenced their motivation in identifying and selecting LiveWire as a business combination target, completing the Business Combination with LiveWire and influencing the operation of the business following the Business Combination. In considering the recommendations of the ABIC Board to vote for the proposals, its shareholders should consider these interests. Additionally, following the Closing, the Sponsor will have the right to designate one member of the HoldCo Board, who is initially expected to be John Garcia. Any vote made by such individual appointed by the Sponsor as part of such individual’s service on the HoldCo Board does not express the vote of ABIC in any capacity, but solely such individual’s vote as a director of HoldCo.

The exercise of ABIC’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in ABIC’s shareholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Business Combination Agreement, would require ABIC to agree to amend the Business Combination Agreement, to consent to certain actions taken by LiveWire or to waive rights that ABIC is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of LiveWire’s business, a request by LiveWire to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on HoldCo’s business and would entitle ABIC to terminate the Business Combination Agreement. In any of such circumstances, it would be at ABIC’s discretion, acting through the ABIC Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for ABIC and its shareholders and what he, she or they may believe is best for himself, herself or themself in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, ABIC does not believe there will be any changes or waivers that ABIC’s directors and executive officers would be likely to make after shareholder approval of the Required Shareholder Proposals has been obtained. While certain changes could be made without further shareholder approval, ABIC intends to circulate a new or amended proxy statement/prospectus and resolicit ABIC’s shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Required Shareholder Proposals.

ABIC and LiveWire will incur significant transaction and transition costs in connection with the Business Combination.

ABIC and H-D have incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination. ABIC and H-D may also incur unanticipated costs associated with the Business Combination, including costs driven by LiveWire’s becoming a public company and the listing on the NYSE of the shares of HoldCo Common Stock, and these unanticipated costs may have an adverse impact on the results of operations of LiveWire following the effectiveness of the Business Combination. All expenses incurred in connection with the Business Combination Agreement and the transactions contemplated thereby, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs.

ABIC and LiveWire cannot provide assurance that the benefits of the Business Combination will offset the incremental transaction costs in the near term, if at all.

The ABIC Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with us.

The ABIC Warrant Agreement provides that, subject to applicable law; (i) any action, proceeding or claim against us arising out of or relating in any way to the ABIC Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York; and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the ABIC Warrant Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act (which provides for the exclusive jurisdiction of the federal courts with respect to all suits brought to enforce a duty or liability created by the Exchange Act or the rules and regulations thereunder) or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants shall be deemed to have notice of and to have consented to the forum provisions in the ABIC Warrant Agreement. If any action, the subject matter of which is within the scope the forum provisions of the ABIC Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our warrants, such holder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”); and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the ABIC Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operation and could result in a diversion of the time and resources of our management and the ABIC Board.

The ability of the Public Shareholders to exercise their redemption rights with respect to a large number of our shares could increase the probability that the Business Combination would be unsuccessful and that you would have to wait for liquidation in order to redeem your shares.

The Business Combination Agreement requires us to meet the Minimum Cash Condition at Closing. We do not know how many shareholders will ultimately exercise their redemption rights in connection with the Business Combination. As such, the Business Combination is structured based on our expectations (and those of the other parties to the Business Combination Agreement) as to the number of shares that will be submitted for redemption. In the event that the Public Shareholders exercise their redemption rights with respect to a number of our shares such that the Minimum Cash Condition is not met, we may need to seek to arrange for additional third-party financing to be able to satisfy the Minimum Cash Condition (or such lower amount designated by LiveWire if LiveWire waives the condition). If LiveWire waives the Minimum Cash Condition, HoldCo’s ability to operate its business and execute its plans to meet its projections post-Closing of the Business Combination may be adversely affected. Furthermore, if LiveWire waives the Minimum Cash Condition in order to complete the Business Combination, HoldCo may need to raise a substantial amount of capital in order to be able to continue its operations, which capital may not be available due to the business conditions created as a result of LiveWire’s waiver of the Minimum Cash Condition. Furthermore, raising such additional financing may involve dilutive equity issuances or the incurrence of indebtedness at higher-than-desirable levels. In general, if we (or, after the Business Combination, HoldCo) are unable to obtain sufficient funding on a timely basis, we may be unable to expand our operations or otherwise capitalize on business opportunities, and defend against and prosecute litigation, which could materially affect our business, financial condition and results of operations. If we are ultimately unable to continue as a going concern, we may have to seek the protection of bankruptcy laws or liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, and it is likely that our securityholders will lose all or a part of their investment.

If too many of the Public Shareholders elect to redeem their shares and additional third-party financing is not available to us, there is an increased probability that the Business Combination would be unsuccessful. If the Business Combination is unsuccessful, you would not receive your pro rata portion of the funds in the Trust Account until we liquidate the Trust Account. If you are in need of immediate liquidity, you could attempt to sell your shares in the open market; however, at such time the ABIC Shares may trade at a discount to the pro rata amount per share in the Trust Account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with your exercise of the redemption rights of our Public Shares until we liquidate or you are able to sell your shares in the open market.

During the pendency of the Business Combination, LiveWire and ABIC are prohibited from entering into certain transactions that might otherwise be beneficial to LiveWire, ABIC or their respective shareholders because of restrictions in the Business Combination Agreement. Furthermore, certain provisions of the Business Combination Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.

Certain covenants in the Business Combination Agreement impede our ability to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Business Combination. As a result, we may be at a disadvantage to our competitors during that period. In addition, while the Business Combination Agreement is in effect, neither we nor LiveWire may solicit, initiate, knowingly induce, knowingly encourage, knowingly facilitate, discuss or negotiate, directly or indirectly, any alternative acquisition proposal, such as a merger, material sale of assets or equity interests or other business combination, with any third party, even though any such alternative acquisition could be more favorable to our shareholders than the Business Combination. In addition, if the Business Combination is not completed, these provisions will make it more difficult to complete an alternative business combination following the termination of the Business Combination Agreement due to the passage of time during which these provisions have remained in effect.

Until the earlier of consummation of the Business Combination or termination of the Business Combination Agreement, LiveWire and ABIC are subject to certain limitations on the operations of their businesses, each as summarized under the section entitled “The Business Combination Agreement—Covenants of the Parties.” The limitations on LiveWire’s and ABIC’s conduct of their businesses during this period could have the effect of delaying or preventing other strategic transactions and may, in some cases, make it impossible to pursue business opportunities that are available only for a limited time.

Uncertainties about the Business Combination during the pre-Closing period may cause third parties to delay or defer decisions concerning LiveWire or seek to change existing arrangements.

There may be uncertainty regarding whether the Business Combination will occur. This uncertainty may cause third parties to delay or defer decisions concerning LiveWire, which could negatively affect LiveWire’s business. Third parties may seek to change existing agreements with LiveWire as a result of the Business Combination for these or other reasons.

The announcement and pendency of the Business Combination could adversely affect LiveWire’s business, prospects, financial condition or operating results.

The announcement and pendency of the Business Combination could cause disruptions to and create uncertainty surrounding LiveWire’s business, including with respect to LiveWire’s relationships with existing and future customers, suppliers and employees, which could have an adverse effect on LiveWire’s business, prospects, financial condition or operating results, irrespective of whether the Business Combination is completed. The business relationships of LiveWire may be subject to disruption as customers, suppliers and other persons with whom LiveWire has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships or consider entering into business relationships with other parties. The risk, and adverse effect, of any such disruptions could be exacerbated by a delay in the consummation of the Business Combination.

If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.

Even if the Business Combination Agreement is approved by our shareholders, specified conditions must be satisfied or waived before the parties to the Business Combination Agreement are obligated to complete the Business Combination. For a list of the material closing conditions contained in the Business Combination Agreement, see the section entitled “The Business Combination—Conditions to the Closing of the Business Combination.” ABIC, HoldCo, LiveWire and H-D may not satisfy all of the Closing conditions in the Business Combination Agreement. If the Closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, and such non-occurrence or delay may cause us and LiveWire to each lose some or all of the intended benefits of the Business Combination.

If the Business Combination is not completed, potential alternative target businesses may have leverage over us in negotiating an initial business combination and our ability to conduct due diligence on a business combination as we approach our dissolution deadline may decrease, which could undermine our ability to complete an initial business combination on terms that would produce value for our shareholders.

Any potential target business with which we enter into negotiations concerning a business combination will be aware that we must complete our initial business combination within 24 months from the closing of the IPO. Consequently, a potential target may obtain leverage over us in negotiating a business combination, knowing that we may be unable to complete a business combination with another target business by October 5, 2022. This risk will increase as we get closer to the time frame described above. In addition, we may have limited time to conduct due diligence and may enter into our initial business combination on terms that we would have rejected upon a more comprehensive investigation.

The Sponsor, as well as LiveWire, and their respective directors, executive officers and advisors, or their affiliates may elect to purchase Public Shares or Public Warrants from the Public Shareholders, which may influence a vote on the Business Combination and reduce the public “float” of our securities.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities and subject to customary interim operating covenants set forth in the Business Combination Agreement, the Sponsor, as well as LiveWire, and their respective directors, executive officers and advisors or their affiliates may purchase Public Shares or warrants in privately negotiated transactions or in the open market. There is no limit on the number of securities the Sponsor, as well as LiveWire, and their respective directors, officers and advisors, or their affiliates may purchase in such transactions, subject to compliance with applicable law, NYSE rules and their own governance, contractual and legal restrictions. Additionally, at any time at or prior to our initial business combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, as well as LiveWire, their directors, officers and advisors, or their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares, vote their Public Shares in favor of the Required Shareholder Proposals or not redeem their Public Shares. The purpose of any such share purchases and other transactions could be to (i) increase the likelihood of satisfaction of the requirements that (a) the Business Combination Proposal and the Incentive Plan Proposal are approved by the affirmative vote of the holders of at least a majority of the issued ABIC Shares who are present in person or represented by proxy and entitled to vote thereon and who vote at the General Meeting; and (b) the Domestication Proposal and the Charter Proposal are approved by the affirmative vote of the holders of at least two-thirds of the issued ABIC Shares who are present in person or represented by proxy and entitled to vote thereon and who vote at the General Meeting; and (ii) otherwise limit the number of Public Shares electing to redeem, also in order to ensure that the Minimum Cash Condition is satisfied and that ABIC’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) are at least $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement, the PIPE Financing and the redemptions of Class A Ordinary Shares. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds held in the Trust Account will be used to purchase Public Shares or Public Warrants in such transactions. Such purchases may include a contractual acknowledgment that such shareholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that the Sponsor, as well as LiveWire, and their respective directors, executive officers and advisors, or their affiliates purchase Public Shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights or submitted a proxy to vote against the Business Combination, such selling shareholders would be required to revoke their prior elections to redeem their shares and any proxy to vote against the Business Combination. The purpose of any such transaction could be to: (1) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining shareholder approval of the Required Shareholder Proposals, (2) reduce the number of Public Warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the Business Combination or (3) satisfy a closing condition in the Business Combination Agreement that requires us to have a minimum net worth or a certain amount of cash at the closing of the Business Combination, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of the Class A Ordinary Shares or Public Warrants may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

If a shareholder fails to receive notice of our offer to redeem the Public Shares in connection with Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

We will comply with the proxy rules when conducting redemptions in connection with the Business Combination. Despite our compliance with these rules, if a shareholder fails to receive our proxy solicitation materials, such shareholder may not become aware of the opportunity to redeem its shares. In addition, the proxy solicitation materials that we will furnish to holders of the Public Shares in connection with the Business Combination will describe the various procedures that must be complied with in order to validly submit Public Shares for redemption. In the event that a shareholder fails to comply with these procedures disclosed in the proxy solicitation materials, its Public Shares may not be redeemed.

Because of our limited resources and the significant competition for initial business combination opportunities, if the Business Combination is not completed, it may be more difficult for us to complete an initial business combination. If we have not completed our initial business combination within the required time period, the Public Shareholders may receive only approximately $10.00 per share, or less in certain circumstances, on the redemption of their shares, and our warrants will expire worthless.

We have encountered and expect to continue to encounter intense competition from other entities having a business objective similar to ours, including private investors (which may be individuals or investment partnerships), other special purpose acquisition companies and other entities, domestic and international, competing for the types of businesses we intend to acquire. Many of these individuals and entities are well established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Many of these competitors may possess greater resources or more specialized industry knowledge related to a specific business combination target than we do and our financial resources will be relatively limited when contrasted with those of some of these competitors. Additionally, the number of special purpose acquisition companies looking for business combination targets has increased compared to recent years and many of these special purpose acquisition companies are sponsored by entities or persons that have significant experience with completing business combinations. While we believe there are numerous target businesses we could potentially acquire, should the Business Combination fail, with the net proceeds of the IPO, over-allotment and the sale of the Private Placement Warrants, our ability to compete with respect to the acquisition of certain target businesses that are sizable may be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. Furthermore, we are obligated to offer holders of our Public

Shares the right to redeem their shares for cash at the time of our initial business combination in conjunction with a shareholder vote. Target companies will be aware that this may reduce the resources available to us for our initial business combination. Any of these obligations may place us at a competitive disadvantage in successfully negotiating an initial business combination. If we have not completed our initial business combination within the required time period, the Public Shareholders may receive only approximately $10.00 per share, or less in certain circumstances, on the liquidation of the Trust Account and our warrants will expire worthless.

If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per Public Share (which was the offering price in the IPO).

Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements, they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will consider whether competitive alternatives are reasonably available to ABIC and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be in the best interests of the company under the circumstances. The underwriters of the IPO will not execute an agreement with us waiving such claims to the monies held in the Trust Account.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason.

Upon redemption of the Public Shares, if we do not complete our initial business combination within 24 months from the closing of the IPO, or upon the exercise of the redemption rights in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by Public Shareholders could be less than the $10.00 per Public Share initially held in the Trust Account, due to claims of such creditors. Pursuant to a letter agreement the form of which is filed as an exhibit to this proxy statement/prospectus, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations; provided that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims.

However, we have not asked the Sponsor to reserve for such indemnification obligations, nor have we independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that the Sponsor’s only assets are securities of our company. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us that is not dismissed, or if we otherwise enter compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, we may not be able to return to the Public Shareholders $10.00 per share (which was the offering price in the IPO).

Our directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account, as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors, in exercising their business judgment and subject to their fiduciary duties, may choose not to do so in any particular instance for a variety of reasons, for example, if the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to the Public Shareholders may be reduced below $10.00 per Public Share.

ABIC is an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if ABIC takes advantage of certain exemptions from disclosure requirements available to “emerging growth companies” or “smaller reporting companies,” this could make ABIC Securities less attractive to investors and may make it more difficult to compare ABIC’s performance with other public companies.

ABIC is an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in ABIC’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, ABIC’s shareholders may not have access to certain information they may deem important. ABIC could be an emerging growth company for up to five years, although circumstances could cause ABIC to lose that status earlier, including if the market value of Class A Ordinary Shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case ABIC would no longer be an emerging growth company as of the following fiscal year-end. We cannot predict whether investors will find ABIC Securities less attractive because

ABIC relies on these exemptions. If some investors find ABIC Securities less attractive as a result of its reliance on these exemptions, the trading prices of ABIC Securities may be lower than they otherwise would be, there may be a less active trading market for ABIC Securities and the trading prices of ABIC Securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. ABIC has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, ABIC, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of ABIC’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, ABIC is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. ABIC will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of the ABIC Shares held by non-affiliates exceeds $250 million as of the prior June 30, or (2) ABIC’s annual revenues exceeded $100 million during such completed fiscal year and the market value of the ABIC Shares held by non-affiliates exceeds $700 million as of the prior June 30. To the extent ABIC takes advantage of such reduced disclosure obligations, it may also make comparison of ABIC’s financial statements with other public companies difficult or impossible.

The price of the shares of HoldCo Common Stock and HoldCo Warrants may be volatile.

Upon consummation of the Business Combination, the price of shares of HoldCo Common Stock and HoldCo Warrants may fluctuate due to a variety of factors, including:

•	changes in the industries in which LiveWire and HoldCo and their customers operate;

•	variations in its operating performance and the performance of its competitors in general;

•	the material and adverse impact of the COVID-19 pandemic and the conflict in Ukraine on the markets and the broader global economy;

•	actual or anticipated fluctuations in LiveWire’s and HoldCo’s annual or interim operating results;

•	publication of research reports by securities analysts about LiveWire, HoldCo or their competitors or their industry;

•	the public’s reaction to LiveWire’s and HoldCo’s press releases, other public announcements and filings with the SEC;

•	LiveWire’s or HoldCo’s failure or the failure of their competitors to meet analysts’ projections or guidance that LiveWire, HoldCo or their competitors may give to the market;

•	additions and departures of key personnel;

•	changes in laws and regulations affecting its business;

•	failure to comply with laws or regulations, including the Sarbanes-Oxley Act, or failure to comply with the requirements of the NYSE;

•	actual, potential or perceived control, accounting or reporting problems;

•	commencement of, or involvement in, litigation involving LiveWire or HoldCo;

•	changes in LiveWire’s or HoldCo’s capital structures, such as future issuances of securities or the incurrence of additional debt;

•	the volume of shares of HoldCo Common Stock available for public sale;

•

general economic and political conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, international tariffs, social, political and economic risks and epidemics and pandemics (including the ongoing COVID-19 pandemic), acts of war or terrorism (including the conflict in Ukraine); and

•	the other factors described in this “Risk Factors” section.

These market and industry factors may materially reduce the market price of shares of HoldCo Common Stock and HoldCo Warrants regardless of the operating performance of LiveWire or HoldCo.

Beginning in January 2022, subsequent to our announcement of the Business Combination and our PIPE offering on December 12, 2021, there has been a precipitous drop in the market values of growth-oriented companies. Accordingly, securities of growth companies such as ours may be more volatile than other securities and may involve special risks.

Beginning in January 2022, subsequent to our announcement of the Business Combination and our PIPE Financing on December 12, 2021, there has been a precipitous drop in the market values of growth-oriented companies like ours. In recent months, inflationary pressures, increases in interest rates and other adverse economic and market forces have contributed to these drops in market value. As a result, our securities are subject to potential downward pressures, which may result in high redemptions of the cash available from the Trust Account. If there are substantial redemptions, there will be a lower float of our HoldCo Common Stock outstanding, which may cause further volatility in the price of our securities and adversely impact our ability to secure financing following the closing of the Business Combination.

Securities of companies formed through SPAC mergers such as ours may experience a material decline in price relative to the share price of the SPAC prior to the merger.

As with most SPAC initial public offerings in recent years, ABIC issued shares for $10.00 per share upon the closing of its initial public offering. As with other SPACs, the $10.00 per share price of ABIC reflected each share having a one-time right to redeem such share for a pro rata portion of the proceeds held in the Trust Account equal to approximately $10.00 per share prior to the closing of the Business Combination. Following Closing, the shares outstanding will no longer have any such redemption right and will be solely dependent upon the fundamental value of the combined company, which, like the securities of other companies formed through SPAC mergers in recent years, may be significantly less than $10.00 per share.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of shares of HoldCo Common Stock to drop significantly, even if HoldCo’s business is doing well.

Sales of a substantial number of shares of HoldCo Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of shares of HoldCo Common Stock.

We may be required to file one or more registration statements prior to or shortly after the Closing to provide for the resale of certain restricted shares from time to time. As restrictions on resale end and the registration statements are available for use, the market price of shares of HoldCo Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

The Public Shareholders will experience immediate dilution as a consequence of the issuance of shares of HoldCo Common Stock as consideration in the Business Combination and in the PIPE Financing.

The issuance of additional shares of HoldCo Common Stock in the Business Combination (including the PIPE Financing) will dilute the equity interests of our existing shareholders and may adversely affect prevailing market prices for the Public Shares and/or Public Warrants. The Public Shareholders who do not redeem their Public Shares may experience dilution from several additional sources to varying degrees in connection with and after the Business Combination.

Additionally, HoldCo may determine, subject to the receipt of any stockholder or stock exchange approvals that may be required, to issue additional shares of HoldCo Common Stock or other equity securities of equal or senior rank in connection with privately negotiated transactions following the consummation of the Business Combination.

The issuance of additional shares of HoldCo Common Stock (or other equity securities of equal or senior rank) could have the following effects for holders of Public Shares who elect not to redeem their shares:

•	your proportionate ownership interest in HoldCo will decrease;

•	the relative voting strength of each previously outstanding share of HoldCo Common Stock following the Business Combination will be diminished; or

•	the market price of the shares of HoldCo Common Stock and the Public Warrants may decline.

The below sensitivity table shows the potential impact of redemptions on the pro forma book value per share of the shares owned by non-redeeming shareholders in a no redemption scenario, an illustrative redemption scenario, contractual maximum redemption scenario and charter redemption limitation scenario. The sensitivity table below also sets forth (x) the potential additional dilutive impact of each of the below additional dilution sources in each redemption scenario; and (y) the effective underwriting fee incurred in connection with the IPO in each redemption scenario.

	Assuming No Redemption(1)		Assuming Illustrative Redemption(2)		Assuming Contractual Maximum Redemption(3)		Assuming Charter Redemption Limitation(4)
Shareholders	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %
Company Equityholder(5)	171,000,000	74.0%	181,000,000	81.9%	181,000,000	89.0%	181,000,000	89.8%
Public Shareholders	40,000,000	17.4%	20,000,000	9.1%	2,500,000	1.2%	499,609	0.2%
Sponsor stockholders(6)	10,000,000	4.3%	10,000,000	4.5%	10,000,000	4.9%	10,000,000	5.0%
KYMCO Group stockholders	10,000,000	4.3%	10,000,000	4.5%	10,000,000	4.9%	10,000,000	5.0%

Total Shares Outstanding Excluding HoldCo Warrants	231,000,000	100.0%	221,000,000	100%	203,500,000	100%	201,499,609	100%

	Assuming No Redemption(1)		Assuming Illustrative Redemption(2)		Assuming Contractual Maximum Redemption(3)		Assuming Charter Redemption Limitation(4)
Additional Dilution Sources	Amount ($)	Equity %(7)	Amount ($)	Equity %(7)	Amount ($)	Equity %(7)	Amount ($)	Equity %(7)
HoldCo Warrants	30,500,000	9.2%	30,500,000	9.6%	30,500,000	10.2%	30,500,000	10.3%
Earn Out Shares	12,500,000	3.8%	12,500,000	3.9%	12,500,000	4.2%	12,500,000	4.2%
Incentive Plan	57,540,000	17.4%	53,340,000	16.8%	51,765,000	17.4%	51,344,918	17.4%

Total Additional Dilution Sources	100,450,000	30.3%	96,340,000	30.4%	94,765,000	31.8%	94,344,918	31.9%

	Assuming No Redemption(1)		Assuming Illustrative Redemption(2)		Assuming Contractual Maximum Redemption(3)		Assuming Charter Redemption Limitation(4)
Deferred Discount	Amount ($)	% of Trust Account	Amount ($)	% of Trust Account	Amount ($)	% of Trust Account	Amount ($)	% of Trust Account
Effective Deferred Discount(8)	$14,000,000	3.5%	$14,000,000	7.0%	$14,000,000	56.0%	$14,000,000	280.0%

(1)	This scenario assumes that no Public Shares are redeemed by Public Shareholders.
(2)	This scenario assumes that 20,000,000 Public Shares are redeemed by Public Shareholders and that the Backstop is fully subscribed for.
(3)

This scenario assumes that 37,500,000 Public Shares are redeemed by Public Shareholders, which, based on the amount of $400,313,600 in the Trust Account as of March 31, 2022, represents the maximum amount of redemptions that would still enable us to have sufficient cash to satisfy the Minimum Cash Condition and that the full Backstop is subscribed for.

(4)

This scenario assumes that 39,500,316 Public Shares are redeemed by Public Shareholders, which, based on the amount of $400,313,600 in the Trust Account as of March 31, 2022, represents the maximum amount of redemptions that would still enable us to have sufficient cash to satisfy the provision in the Existing Organizational Documents that prohibits us from redeeming our Class A Ordinary Shares in an amount that would result in our failure to have net tangible assets equaling or exceeding $5,000,001, and that the full Backstop is subscribed for.

(5)	Excludes 12,500,000 shares of HoldCo Common Stock in estimated potential Earn Out Shares as the price threshold for each tranche has not yet been triggered.
(6)	Assumes that the Sponsor shall not forfeit and/or transfer any Founder Shares under the Investor Support Agreement.
(7)

The Equity % with respect to each Additional Dilution Source set forth below, including the Total Additional Dilution Sources, includes the full amount of shares issued with respect to the applicable Additional Dilution Source in the numerator and the full amount of shares issued with respect to the Total Additional Dilution Sources in the denominator. For example, in the Illustrative Redemption Scenario, the Equity % with respect to the HoldCo Warrants would be calculated as follows: (a) 30,500,000 shares issued pursuant to the HoldCo Warrants (representing approximately 13.8% of the previously outstanding 221,000,000 shares); divided by (b) (i) 221,000,000 shares (the number of shares outstanding prior to any issuance pursuant to the HoldCo Warrants), plus (ii) 30,500,000 shares issued pursuant to the HoldCo Warrants, 12,500,000 Earn Out Shares and 53,340,000 shares issued pursuant to the Incentive Plan.

(8)

The level of redemption also impacts the effective underwriting fee incurred in connection with the IPO. In a no redemption scenario, based on the approximately $400.3 million in the Trust Account, ABIC’s $14.0 million in deferred underwriting fees represents an effective deferred underwriting fee of approximately 3.5% as a percentage of cash in the Trust Account. In an illustrative redemption scenario, based on the approximately $200.1 million in the Trust Account, the effective underwriting fee would be approximately 7.0% as a percentage of the amount remaining in the Trust Account following redemptions. In a contractual maximum redemption scenario, based on the approximately $25.0 million in the Trust Account, the effective underwriting fee would be approximately 56.0% as a percentage of the amount remaining in the Trust Account following redemptions. In a charter redemption limitation scenario, based on the approximately $5,000,001 in the Trust Account, the effective underwriting fee would be approximately 280.0% as a percentage of the amount remaining in the Trust Account following redemptions.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to negotiate and complete our initial business combination, and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we are required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to negotiate and complete our initial business combination, and results of operations.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our company to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine of $18,292.68 and to imprisonment for five years in the Cayman Islands.

There may be tax consequences of the Business Combination that adversely affect ABIC shareholders and warrant holders.

Subject to the assumptions, limitations and qualifications described in “Material Tax Considerations—U.S. Federal Income Tax Considerations to U.S. Holders” below, it is the opinion of Kirkland & Ellis LLP that the exchange of Domesticated ABIC Common Stock for shares of HoldCo Common Stock pursuant to the Merger (together with the Exchange and PIPE Financing) will qualify as a tax-deferred exchange for U.S. federal income tax purposes under Section 351 of the Code. In addition, subject to the assumptions, limitations and qualifications described in “Material Tax Considerations—U.S. Federal Income Tax Considerations to U.S. Holders” below, including that as of immediately following the Closing the Trust Account retains at least 50 percent (50%) of its cash balance as of the date hereof taking into account any exercise of redemption rights and payment of transaction expenses by ABIC, it is the opinion of Kirkland & Ellis LLP that the Merger is more likely than not to qualify as a tax-deferred reorganization under Section 368(a)(2)(E) or Section 368(a)(1)(B) of the Code. If the Merger only qualifies as a tax-deferred exchange under Section 351 of the Code and does not qualify as a tax-free reorganization under Section 368(a) of the Code then the exchange of Domesticated ABIC Warrants for HoldCo Warrants in the Merger would not qualify for tax-deferred treatment and would be taxable as further described in “Material Tax Considerations—U.S. Federal Income Tax Considerations to U.S. Holders.” There are significant factual and legal uncertainties as to whether the Merger will qualify as a tax-deferred reorganization under Section 368(a)(2)(E) or Section 368(a)(1)(B) of the Code. For example, under Section 368(a) of the Code, the acquiring corporation must continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business. However, there is an absence of guidance directly on point as to how the provisions of Section 368(a) of the Code apply in the case of an acquisition of a corporation with only investment-type assets, such as ABIC, and there are significant factual and legal uncertainties concerning the determination of this requirement. Moreover, qualification of the Merger as a tax-deferred reorganization under Section 368(a) of the Code is based on facts (including the cash balance of the Trust Account immediately following the Closing) which will not be known until or following the closing of the Business Combination, and the closing of the Business Combination is not conditioned upon the receipt of an opinion of counsel that the Business Combination will so qualify for the Intended Tax Treatment. The parties intend to report the Merger as a tax-deferred exchange described in Section 351 of the Code and as a tax-deferred reorganization under Section 368(a) of the Code. However, neither ABIC nor HoldCo intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Business Combination. Further, any change that is made after the date hereof in any of the foregoing bases for the Intended Tax Treatment, including any inaccuracy of the facts or assumptions upon which such expectations were based, could adversely affect the Intended Tax Treatment. Accordingly, no assurance can be given that the Merger will qualify as a tax-free reorganization under Section 368(a) of the Code or that the IRS will not challenge the Intended Tax Treatment or that a court will not sustain a challenge by the IRS.

You are strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences of the Business Combination to you. For a description of material U.S. federal income tax consequences of the Business Combination, see the section entitled “Material Tax Considerations” beginning on page 172.

Following the Business Combination, HoldCo may redeem your HoldCo Warrants prior to their exercise at a time that is disadvantageous to you, thereby significantly impairing the value of such warrants.

HoldCo will have the ability to redeem outstanding HoldCo Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of the shares of HoldCo Common Stock equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which a notice of redemption is sent to the warrant-holders. HoldCo will not redeem the warrants as described above unless a registration statement under the Securities Act covering the shares of HoldCo Common Stock issuable upon exercise of such warrants is effective and a current prospectus relating to those shares of HoldCo Common Stock is available throughout the 30-day redemption period. If and when the HoldCo Warrants become redeemable by HoldCo, it may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding HoldCo Warrants could force you (i) to exercise your HoldCo Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your HoldCo Warrants at the then-current market price when you might otherwise wish to hold your HoldCo Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding HoldCo Warrants are called for redemption, is likely to be substantially less than the market value of your HoldCo Warrants.

In addition, HoldCo will have the ability to redeem the outstanding HoldCo Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant if, among other things, the closing price of the shares of HoldCo Common Stock equals or exceeds $10.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) on the trading day prior to the date on which a notice of redemption is sent to the warrant holders. In such a case, the holders will be able to exercise their HoldCo Warrants prior to redemption for a number of shares of HoldCo Common Stock determined based on a table in which the number of shares of HoldCo Common Stock is based on the redemption date and the fair market value of the shares of HoldCo Common Stock.

The value received upon exercise of the HoldCo Warrants (1) may be less than the value the holders would have received if they had exercised their HoldCo Warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the HoldCo Warrants.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant; provided that the last reported sale price of the Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders. We will not redeem the warrants unless an effective registration statement under the Securities Act covering the issuance of the Class A Ordinary Shares issuable upon the exercise of the warrants is effective and a current prospectus relating to those Class A Ordinary Shares is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you to (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, we expect would be substantially less than the market value of your warrants.

In addition, we have the ability to redeem the outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant if, among other things, the last reported sale price of the Class A Ordinary Shares equals or exceeds $10.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like). In such a case, the holders will be able to exercise their warrants prior to redemption for a number of Class A Ordinary Shares determined based on the redemption date and the fair market value of the Class A Ordinary Shares. The value received upon exercise of the warrants (1) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the warrants, including because the number of Class A Ordinary Shares received is capped at 0.361 Class A Ordinary Shares per warrant (subject to adjustment) irrespective of the remaining life of the warrants.

None of the Private Placement Warrants will be redeemable by us so long as they are held by the Sponsor or its permitted transferees.

The NYSE may not list HoldCo’s securities on its exchange, which could limit investors’ ability to make transactions in HoldCo’s securities and subject HoldCo to additional trading restrictions.

HoldCo intends to apply to have its securities listed on the NYSE upon consummation of the Business Combination. HoldCo will be required to demonstrate compliance with the NYSE’s listing requirements. We cannot assure you that HoldCo will be able to meet all listing requirements. Even if HoldCo’s securities are listed on the NYSE, HoldCo may be unable to maintain the listing of its securities in the future. An active trading market for HoldCo’s securities following the Business Combination may never develop or, if developed, it may not be sustained. You may be unable to sell your shares of HoldCo Common Stock unless a market can be established and sustained. This risk will be exacerbated if there is a high level of redemptions of the Public Shares in connection with the Closing.

If HoldCo fails to meet the listing requirements and the NYSE does not list its securities on its exchange, LiveWire, H-D, HoldCo and ABIC would not be required to consummate the Business Combination. In the event that the parties elected to waive this condition, and the Business Combination was consummated without HoldCo’s securities being listed on the NYSE or on another national securities exchange, HoldCo could face significant material adverse consequences, including:

•	a limited availability of market quotations for HoldCo’s securities;

•	reduced liquidity for HoldCo’s securities;

•

a determination that the shares of HoldCo Common Stock are a “penny stock” which will require brokers trading in the shares of HoldCo Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for HoldCo’s securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If HoldCo’s securities were not listed on the NYSE, such securities would not qualify as covered securities and HoldCo would be subject to regulation in each state in which it offers its securities because states are not preempted from regulating the sale of securities that are not covered securities.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our shares.

Securities research analysts may establish and publish their own periodic projections for LiveWire following consummation of the Business Combination. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. While we expect research analyst coverage following consummation of the Business Combination, if no analysts commence coverage of us, the market price and volume for our common stock could be adversely affected.

Because LiveWire will become a publicly traded company through the Business Combination rather than an underwritten initial public offering, the scope of due diligence conducted may be different from that conducted by an underwriter in an underwritten initial public offering.

HoldCo will become a publicly listed company upon the completion of the Business Combination. The Business Combination and the transactions described in this proxy statement/prospectus differ from an underwritten initial public offering. In a traditional underwritten initial public offering, underwriters typically conduct a certain amount of due diligence on the company being taken public in order to establish a due diligence defense against liability claims under federal securities laws. Because ABIC is already a publicly listed company, an underwriter has not been engaged. However, management and the ABIC Board, as well as private investors, conducted due diligence. This due diligence, however, may be different than the due diligence undertaken by an underwriter in a traditional initial public offering. The Sponsor may have an inherent conflict of interest because its shares and warrants will be worthless if an initial business combination is not completed with LiveWire or another company during a prescribed period of time. Therefore, there could be a heightened risk of an incorrect valuation of HoldCo’s business, which could cause potential harm to investors.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate the Business Combination, require substantial financial and management resources, and increase the time and costs of completing an acquisition.

The fact that we are a special purpose acquisition company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies. LiveWire is not currently a publicly reporting company required to comply with Section 404 of the Sarbanes-Oxley Act and LiveWire management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to LiveWire after the Business Combination. If ABIC is not able to implement the requirements of Section 404, including any additional requirements once ABIC is no longer an emerging growth company, in a timely manner or with adequate compliance, ABIC may not be able to assess whether its internal control over financial reporting are effective, which may subject ABIC to adverse regulatory consequences and could harm investor confidence and the market price of ABIC Securities. Additionally, once ABIC is no longer an emerging growth company, ABIC will be required to comply with the independent registered public accounting firm attestation requirement on ABIC’s internal control over financial reporting.

The Public Warrants are accounted for as liabilities and the changes in value of the ABIC Warrants could have a material effect on our financial results.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting

Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). Specifically, the SEC Statement focused on warrants that have certain settlement terms and provisions related to certain tender offers or warrants which do not meet the criteria to be considered indexed to an entity’s own stock, which terms are similar to those contained in the ABIC Warrant Agreement. As a result of the SEC Statement, we reevaluated the accounting treatment of the 20,000,000 Public Warrants and 10,500,000 Private Placement Warrants, and determined that the ABIC Warrants should be reclassified as liabilities measured at fair value, with changes in fair value each period reported in earnings.

As a result, included on our balance sheet as of March 31, 2022 contained elsewhere in this proxy statement/prospectus are liabilities related to embedded features contained within the ABIC Warrants. FASB ASC 815-40, ”Derivatives and Hedging — Contracts on an Entity’s Own Equity,” provides for the re-measurement of the fair value of such liabilities at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly, based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on the ABIC Warrants (and, following the Closing, the HoldCo Warrants) each reporting period and that the amount of such gains or losses could be material.

We have identified a material weakness in our internal control over financial reporting related to the accounting of complex financial instruments. This material weakness could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

We have identified a material weakness in our internal control over financial reporting related to the accounting of complex financial instruments including for warrants we issued in connection with the IPO in October 2020.

Additionally, we reevaluated our application of ASC 480-10-S99-3A to our accounting classification of the Public Shares. Our management and our audit committee concluded that it was appropriate to restate previously issued financial statements for the Affected Periods, respectively, to classify all Class A Ordinary Shares subject to possible redemption in temporary equity.

As a result of this material weakness, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2020. This material weakness resulted in a material misstatement of our warrant liabilities, change in fair value of warrant liabilities, additional paid-in capital, accumulated deficit, change in the reclassification of Public Shares and related financial disclosures for the Affected Periods.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We will continue to devote significant effort and resources to the remediation and improvement of our internal control over financial reporting. While we have processes to identify and appropriately apply applicable accounting requirements, we plan to further enhance these processes to better evaluate our research and understanding of the nuances of the complex accounting standards that apply to our consolidated financial statements. Our plans at this time include providing enhanced access to accounting literature, research materials and documents and increased communication among our personnel and third-party professionals with whom we consult regarding complex accounting issues. The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects.

Any failure to maintain such internal control could adversely impact our ability to report our financial position and results from operations on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by the stock exchange on which the ABIC Shares are listed, the SEC or other regulatory authorities. In either case, there could result a material adverse effect on our business. Failure to timely file will cause us to be ineligible to utilize short form registration statements on Form S-3, which may impair our ability to obtain capital in a timely fashion to execute our business strategies or issue shares to effect an acquisition. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We can give no assurance that the measures we have taken and plan to take in the future will remediate the material weaknesses identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

For the period from July 29, 2020 (inception) through December 31, 2020, our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements included in our annual report, as restated, filed on December 9, 2021.

Our report from our independent registered public accounting firm for the period from July 29, 2020 (inception) through December 31, 2020 includes an explanatory paragraph stating that the liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If a business combination is not consummated and we are not able to obtain sufficient funding, our business, prospects, financial condition and results of operations will be harmed and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, and it is likely that investors would lose part or all of their investment. Future reports from our independent registered public accounting firm may also contain statements expressing substantial doubt about its ability to continue as a going concern. If there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms, or at all, and our business may be harmed.

Subsequent to our completion of the Business Combination, we may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges or file for bankruptcy protection, which could have a significant negative effect on our financial condition, results of operations and the price of our securities, which could cause you to lose some or all of your investment.

We cannot assure you that the due diligence ABIC has conducted on LiveWire will reveal all material issues or risks associated with LiveWire, its business, or the industry in which it competes, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of LiveWire’s control and outside of our control will not later arise. As a result of these factors, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges or file for bankruptcy protection, which could result in our reporting losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject. Accordingly, any holders who choose to retain their securities following the Business Combination could suffer a reduction in the value of their securities from any such write-down or write-downs. Such shareholders and warrant holders are unlikely to have a remedy for such reduction in value.

The ability to successfully effect the Business Combination and to be successful thereafter will be totally dependent upon the efforts of our key personnel, some of whom may be from ABIC, LiveWire and H-D, and some of whom may join HoldCo following the Business Combination. The loss of key personnel or the hiring of ineffective personnel after the Business Combination could negatively impact the operations and profitability of HoldCo’s business.

Our ability to successfully effect the Business Combination and be successful thereafter will be dependent upon the efforts of our key personnel. Although some of ABIC’s key personnel may remain with the target business in senior management or advisory positions following the Business Combination, we expect LiveWire’s current management to remain in place. We cannot assure you that we will be successful in integrating and retaining such key personnel, or in identifying and recruiting additional key individuals we determine may be necessary following the Business Combination.

If, before distributing the proceeds in the Trust Account to the Public Shareholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the Public Shareholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, after we distribute the proceeds in the Trust Account to the Public Shareholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of the ABIC Board may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of the ABIC Board and us to claims of punitive damages.

If, after we distribute the proceeds in the Trust Account to the Public Shareholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by our shareholders. In addition, the ABIC Board may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.

We are not required to obtain an opinion from an independent accounting or investment banking firm, and consequently, you may have no assurance from an independent source that the price we are paying for the business is fair to our shareholders from a financial point of view.

Unless we complete our initial business combination with an affiliated entity, we are not required to obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions that the price we are paying is fair to our shareholders from a financial point of view. If no opinion is obtained, our shareholders will be relying on the judgment of the ABIC Board, which will determine fair market value based on standards generally accepted by the financial community. Such standards used will be disclosed in our proxy solicitation or tender offer materials, as applicable, related to our initial business combination.

HoldCo will be a holding company with no business operations of its own and will depend on cash flow from LiveWire to meet its obligations.

Following the Business Combination, HoldCo will be a holding company with no business operations of its own or material assets other than the stock of its subsidiaries. All of its operations will be conducted by its subsidiary, LiveWire, and its subsidiaries. As a holding company, HoldCo will require dividends and other payments from its subsidiaries to meet cash requirements. The terms of any credit facility may restrict HoldCo’s subsidiaries from paying dividends and otherwise transferring cash or other assets to it. If there is an insolvency, liquidation or other reorganization of any of HoldCo’s subsidiaries, HoldCo’s stockholders may have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before HoldCo, as an equity holder, would be entitled to receive any distribution from that sale or disposal. If LiveWire is unable to pay dividends or make other payments to HoldCo when needed, HoldCo will be unable to satisfy its obligations.

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete the Business Combination.

If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:

•	restrictions on the nature of our investments; and

•	restrictions on the issuance of securities,

each of which may make it difficult for us to complete the Business Combination.

In addition, we may have imposed upon us burdensome requirements, including:

•	registration as an investment company with the SEC;

•	adoption of a specific form of corporate structure; and

•	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations that we are currently not subject to.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Our business will be to identify and complete an initial business combination and thereafter to operate the post-transaction business or assets for the long term. We do not plan to buy businesses or assets with a view to resale or profit from their resale. We do not plan to buy unrelated businesses or assets or to be a passive investor.

We do not believe that our anticipated principal activities and the Business Combination will subject us to the Investment Company Act. To this end, the proceeds held in the Trust Account may only be invested in

United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Pursuant to the Trust Agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. The Trust Account is intended as a holding place for funds pending the earliest to occur of either (i) the completion of our initial business combination (which shall be the Business Combination should it occur); (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Existing Organizational Documents (A) to modify the substance or timing of our obligation to provide holders of Class A Ordinary Shares the right to have their shares redeemed in connection with our initial business combination (which shall be the Business Combination should it occur) or to redeem 100% of the Public Shares if we do not complete our initial business combination within 24 months from the closing of the IPO or (B) with respect to any other provision relating to the rights of holders of Class A Ordinary Shares; or (iii) absent our completing an initial business combination (which shall be the Business Combination should it occur) within 24 months from the closing of the IPO, our return of the funds held in the Trust Account to the Public Shareholders as part of our redemption of the Public Shares. If we do not invest the proceeds as discussed above, we may be deemed to be subject to the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete a business combination. If we are unable to complete the Business Combination, or if we have not consummated our initial business combination within the required time period, the Public Shareholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to Public Shareholders, and our warrants will expire worthless.

Risks Relating to ABIC Securities

The securities in which we invest the funds held in the Trust Account could bear a negative rate of interest, which could reduce the value of the assets held in trust such that the per-share redemption amount received by Public Shareholders may be less than $10.00 per share.

The proceeds held in the Trust Account will be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. While short-term U.S. government treasury obligations currently yield a positive rate of interest, they have briefly yielded negative interest rates in recent years. Central banks in Europe and Japan pursued interest rates below zero in recent years, and the Open Market Committee of the Federal Reserve has not ruled out the possibility that it may in the future adopt similar policies in the United States. In the event that we are unable to complete our initial business combination or make certain amendments to the Existing Organizational Documents, the Public Shareholders are entitled to receive their pro rata share of the proceeds held in the Trust Account, plus any interest income, net of taxes paid or payable (less, in the case we are unable to complete our initial business combination, $100,000 of interest). Negative interest rates could reduce the value of the assets held in trust such that the per-share redemption amount received by Public Shareholders may be less than $10.00 per share.

ABIC’s majority shareholders will continue to exercise control over LiveWire after the Business Combination, which will limit other shareholders’ ability to influence corporate matters and could delay or prevent a change in corporate control. The interests of ABIC’s majority shareholders may differ from those of ABIC’s other shareholders.

Following the Business Combination, we expect that the Company Equityholder will hold 74.0% of the shares of HoldCo Common Stock issued and outstanding in a no redemption scenario. As a result, the Company

Equityholder will be able to influence our management and affairs and control the outcome of matters submitted to our shareholder meetings for approval, including the election of directors and any sale, merger, consolidation or sale of all or substantially all of our assets. As a result of the Company Equityholder’s ownership, a relatively large proportion of the voting power in LiveWire could be concentrated in a relatively small number of shareholders who would have significant influence over LiveWire. The Company Equityholder may have the power effectively to prevent or delay change of control or other transactions that may otherwise benefit LiveWire’s shareholders, which may also prevent or discourage shareholder initiatives aimed at changing LiveWire’s management or strategy or otherwise exerting influence over LiveWire. In addition, the Company Equityholder will exercise its voting power in its own interest, which may not be in line or even be in conflict with the interests of the remaining shareholders.

Our financial projections may differ materially from actual results.

This proxy statement/prospectus contains certain financial projections that were provided to ABIC. Such financial projections are based on our estimates and assumptions as of the dates on which they were prepared concerning various factors that are subject to significant risks and uncertainties, many of which are beyond our control, and therefore actual results may differ materially from such projections. Notably, our financial projections reflect estimates and assumptions, beyond our control, including but not limited to, assumptions that LiveWire would be able to deliver the innovation roadmap, secure manufacturing, expand global distribution and develop productive partnerships with H-D and the KYMCO Group to deliver the quantities planned at the time that the forecasts were prepared. In addition, unit sales were assumed across target geographies that LiveWire intends to enter through 2026, including markets in North America, Europe and Asia. For further information, see “The Business Combination—Shareholder Proposal 1: The Business Combination Proposal—Certain Unaudited LiveWire Prospective Financial Information.” Accordingly, our future financial condition and results of operations may differ materially from our projections. Our failure to achieve our projected results could harm the trading price of HoldCo’s securities and its financial position following the completion of the Business Combination. Neither LiveWire nor ABIC have any duty to update the financial projections included in this proxy statement/prospectus.

Because ABIC is incorporated under the laws of the Cayman Islands, in the event the Business Combination is not completed, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the US courts against our directors or officers.

Until the Domestication is effected, ABIC corporate affairs are governed by the Cayman Islands Companies Act (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. ABIC is also subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of directors of ABIC under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of ABIC’s directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.

The courts of the Cayman Islands are unlikely: (i) to recognize or enforce against us judgments of the courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, Public Shareholders may have more difficulty protecting their interests in the face of actions taken by management, members of the ABIC Board or controlling shareholders than they would as public shareholders of a U.S. company.

Since only holders of our Founder Shares have the right to vote on the appointment of directors prior to the consummation of the Business Combination, ABIC is a “controlled company” within the meaning of the NYSE rules and, as a result, we rely on exemptions from certain corporate governance requirements, and its shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

Only holders of our Founder Shares have the right to vote on the appointment of directors, and we are a “controlled company” within the meaning of the corporate governance rules of the NYSE. Under these corporate governance standards, a “controlled company” may elect not to comply with certain corporate governance requirements. For example, controlled companies are not required to have:

•	a board that is composed of a majority of “independent directors,” as defined under the NYSE rules;

•	a compensation committee that is composed entirely of independent directors; and

•	director nominations be made, or recommended to the full board of directors, by its independent directors, or by a nominations/governance committee that is composed entirely of independent directors.

We currently utilize these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all the corporate governance requirements of the NYSE.

Risks Related to the Redemption

Public Shareholders who wish to redeem their Public Shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account.

A Public Shareholder will be entitled to receive cash for any Public Shares to be redeemed only if such Public Shareholder (i)(a) holds Public Shares, or (b) if the Public Shareholder holds Public Shares through units, the Public Shareholder elects to separate its units into the underlying Public Shares and Public Warrants prior to exercising its redemption rights with respect to the Public Shares; (ii) submits a written request to the Transfer Agent, in which it (a) requests that LiveWire redeem all or a portion of its Public Shares for cash and (b) identifies itself as a beneficial holder of the Public Shares and provides its legal name, phone number and address; and (iii) delivers its Public Shares to the Transfer Agent, physically or electronically through DTC. Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [●], 2022 (two business days before the initially scheduled vote at the General Meeting) in order for their shares to be redeemed. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, DTC and the Transfer Agent will need to act to facilitate this request. It is ABIC’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, because ABIC does not have any control over this process or over DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, Public Shareholders who wish to redeem their Public Shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

If the Business Combination is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers its shares to the Transfer Agent, HoldCo will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account established at the consummation of the IPO, calculated as of two business days prior to the consummation of the Business Combination. Please see the section entitled “General Meeting—Redemption Rights” for additional information on how to exercise your redemption rights.

If a shareholder fails to receive notice of our offer to redeem our Public Shares in connection with our initial business combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

We will comply with the proxy rules when conducting redemptions in connection with the Business Combination. Despite our compliance with these rules, if a shareholder fails to receive our proxy solicitation, such shareholder may not become aware of the opportunity to redeem its shares. In addition, the proxy solicitation that we will furnish to holders of our Public Shares in connection with the Business Combination will describe the various procedures that must be complied with in order to validly submit shares for redemption. In the event that a shareholder fails to comply with these procedures disclosed in the proxy materials, its shares may not be redeemed.

If the Minimum Cash Condition is waived, we do not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete our Business Combination with which a substantial majority of our shareholders do not agree.

The Existing Organizational Documents do not provide a specified maximum redemption threshold, except that in no event will we redeem the Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules). As a result, we may be able to complete the Business Combination even though a substantial majority of the Public Shareholders do not agree with the transaction and have redeemed their shares or, if we seek shareholder approval of the Business Combination and do not conduct redemptions in connection with the Business Combination pursuant to the tender offer rules, have entered into privately negotiated agreements to sell their shares to the Sponsor, officers, directors, advisors or their affiliates. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the General Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the Public Shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the Public Shares.

A Public Shareholder, together with his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act) will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the Public Shares (the “Excess Shares”). In order to determine whether a shareholder is acting in concert or as a group with another shareholder, ABIC will require each Public Shareholder seeking to exercise redemption rights to certify to ABIC whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to share ownership available to ABIC at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which ABIC makes the above-referenced determination. Your inability to redeem any such Excess Shares will reduce your influence over ABIC’s ability to consummate the Business Combination and you could suffer a material loss on your investment in ABIC if you sell such Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such Excess Shares if ABIC consummates the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the Public Shares and, in order to dispose of such Excess Shares, would be required to sell your shares in open market transactions, potentially at a loss. ABIC cannot assure you that the value of such Excess Shares will appreciate over time following the Business Combination or that the market price of the Public Shares will exceed the per-share redemption price. Notwithstanding the foregoing, shareholders may challenge ABIC’s determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.

However, ABIC’s shareholders’ ability to vote all of their shares (including Excess Shares) for or against the Business Combination is not restricted by this limitation on redemption.

There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.

ABIC can give no assurance as to the price at which a shareholder may be able to sell its Public Shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in ABIC share price and may result in a lower value realized now than a shareholder of ABIC might realize in the future had the shareholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of the Public Shares after the consummation of any initial business combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder should consult the shareholder’s own financial advisor for assistance on how this may affect his, her or its individual situation.

Risks Related to the Consummation of the Domestication

We may be a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

Because ABIC is a special purpose acquisition company with no current active operating business, we believe that it is likely that ABIC is classified as a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes. If we have been a PFIC for any taxable year (or portion thereof) that is included in the holding period of a beneficial owner of ABIC Shares or Public Warrants who or that is (i) an individual who is a citizen or resident of the United States as determined for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S.

federal income tax regardless of its source or (iv) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have authority to control all substantial decisions of the trust or (b) it has a valid election in effect under Treasury Regulations to be treated as a U.S. person (a “U.S. Holder”), such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements, including as a result of the Domestication.

The determination of PFIC status for any particular taxable year is fact-intensive and cannot be determined until after the end of each taxable year. If we determine we are or have been a PFIC for any taxable year, upon written request, ABIC will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a “qualified electing fund” election, but there can be no assurance that we will timely provide such required information, and such election would be unavailable with respect to Public Warrants in all cases. The PFIC rules are complex and will depend on a holder’s particular circumstances. All holders are strongly urged to consult their tax advisors regarding the application and effect of the PFIC rules, including as a result of the Domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax consequences of the Domestication, see the discussion in the section entitled “Material Tax Considerations—U.S. Federal Income Tax Considerations to U.S. Holders—Effects of the Domestication on U.S. Holders” and “Material Tax Considerations—U.S. Federal Income Tax Considerations to Non-U.S. Holders—Effects of the Domestication on Non-U.S. Holders.”

The Domestication may result in adverse tax consequences for holders of Public Shares and Public Warrants, including holders exercising redemption rights.

As discussed more fully under the section entitled “Material Tax Considerations—U.S. Federal Income Tax Considerations to U.S. Holders—Effects of the Domestication on U.S. Holders,” the Domestication generally should constitute a reorganization within the meaning of Section 368(a)(l)(F) of the Code. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a statutory conversion of a corporation holding only investment-type assets such as ABIC, this result is not entirely clear. In the case of a transaction, such as the Domestication, that should qualify as a reorganization under Section 368(a)(1)(F) of the Code, U.S. Holders of Public Shares will be subject to Section 367(b) of the Code and, as a result:

•

a U.S. Holder of Public Shares whose Public Shares have a fair market value of less than $50,000 on the date of the Domestication, and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of ABIC Shares entitled to vote and less than 10% of the total value of all classes of ABIC Shares, will generally not recognize any gain or loss and will generally not be required to include any part of ABIC’s earnings in income pursuant to the Domestication;

•

a U.S. Holder of Public Shares whose Public Shares have a fair market value of $50,000 or more on the date of the Domestication, but who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of ABIC Shares entitled to vote and less than 10% of the total value of all classes of ABIC Shares will generally recognize gain (but not loss) on the exchange of Public Shares for shares in HoldCo pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend the “all earnings and profits amounts” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to their Public Shares, provided certain other requirements are satisfied. ABIC does not expect to have significant cumulative earnings and profits on the date of the Domestication; and

•

a U.S. Holder of Public Shares who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of ABIC Shares entitled to vote or 10% or more of the total value of all classes of ABIC Shares will generally be required to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its Public Shares, provided certain other requirements are satisfied. Any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code. ABIC does not expect to have significant cumulative earnings and profits on the date of the Domestication.

In the case of a transaction, such as the Domestication, that should qualify as a reorganization under Section 368(a)(1)(F) of the Code, a U.S. Holder of Public Shares or Public Warrants may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its Public Shares or Public Warrants for Domesticated ABIC Common Stock or Domesticated ABIC Warrants pursuant to the Domestication under the PFIC rules of the Code. Proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code which generally require that a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging public warrants for newly issued warrants in the Domestication) must recognize gain equal to the excess, if any, of the fair market value of the Domesticated ABIC Common Stock or Domesticated ABIC Warrants received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding Public Shares or Public Warrants surrendered in exchange therefor, notwithstanding any other provision of the Code. Because ABIC is a special purpose acquisition company with no current active business, we believe that ABIC likely is classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. Holder of Public Shares or Public Warrants to recognize gain on the exchange of such shares or warrants for Domesticated ABIC Common Stock or Domesticated ABIC Warrants pursuant to the Domestication, unless, in the case of only common stock, such U.S. holder has made certain tax elections with respect to such U.S. Holder’s Public Shares. A U.S. Holder cannot currently make the aforementioned elections with respect to such U.S. Holder’s Public Warrants. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of ABIC. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the discussion in the section entitled “Material Tax Considerations—U.S. Federal Income Tax Considerations to U.S. Holders—PFIC Considerations.”

For a description of the tax consequences for shareholders exercising redemption rights in connection with the Business Combination, see the sections entitled “Material Tax Considerations—U.S. Federal Income Tax Considerations to U.S. Holders — Tax Consequences of U.S. Holders Exercising Redemption Rights,” and “Material Tax Considerations—U.S. Federal Income Tax Considerations to Non-U.S. Holders — Tax Consequences of Non-U.S. Holders Exercising Redemption Rights.”

Additionally, the Domestication may cause Non-U.S. Holders (as defined in “Material Tax Considerations—U.S. Federal Income Tax Considerations to Non-U.S. Holders”) to become subject to U.S. federal withholding taxes on any dividends paid in respect of such Non-U.S. Holder’s shares of HoldCo Common Stock after the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisors on the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, including with respect to Public Warrants, see “Material Tax Considerations—U.S. Federal Income Tax Considerations to U.S. Holders—Effects of the Domestication on U.S. Holders.”

Upon consummation of the Business Combination, the rights of the holders of shares of HoldCo Common Stock arising under the DGCL as well as the Proposed HoldCo Organizational Documents will differ from and may be less favorable to the rights of the holders of Class A Ordinary Shares arising under Cayman Islands law as well as the Existing Organizational Documents.

Upon consummation of the Business Combination, the rights of the holders of shares of HoldCo Common Stock will arise under the Proposed HoldCo Organizational Documents as well as the DGCL. Those new organizational documents and the DGCL contain provisions that differ in some respects from those in the Existing Organizational Documents and Cayman Islands law and, therefore, some rights of holders of shares of HoldCo Common Stock could differ from the rights that holders of Class A Ordinary Shares currently possess. For instance, while class actions generally are not available to shareholders under Cayman Islands law, such actions are generally available under the Delaware law. This change could increase the likelihood that HoldCo becomes involved in costly litigation, which could have a material adverse effect on HoldCo.

In addition, there are differences between the Proposed HoldCo Organizational Documents and the Existing Organizational Documents. For a more detailed description of the rights of holders of shares of HoldCo Common Stock and how they may differ from the rights of holders of Class A Ordinary Shares, please see the section titled “Comparison of Corporate Governance and Shareholder Rights.” The forms of the Proposed HoldCo Certificate of Incorporation and the Proposed HoldCo Bylaws are attached as Annex D and Annex E, respectively, to this proxy statement/prospectus, and we urge you to read them.

Anti-takeover provisions in HoldCo’s governing documents could delay or prevent a change of control.

Certain provisions of the Proposed HoldCo Certificate of Incorporation and Proposed HoldCo Bylaws to become effective upon the consummation of the Business Combination may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by HoldCo’s stockholders.

These provisions provide for, among other things:

•	the ability of the HoldCo Board following the Closing to issue one or more series of preferred stock;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at HoldCo’s annual meetings;

•	certain limitations on convening special stockholder meetings;

•	certain limitations on the ability of stockholders to act by written consent; and

•	the express authority of the HoldCo Board to make, alter or repeal the Proposed HoldCo Bylaws.

These anti-takeover provisions could make it more difficult for a third party to acquire HoldCo, even if the third party’s offer may be considered beneficial by many of HoldCo’s stockholders. As a result, HoldCo’s stockholders may be limited in their ability to obtain a premium for their shares. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause HoldCo to take other corporate actions you desire. See “Description of HoldCo’s Securities.”

The Proposed HoldCo Certificate of Incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by HoldCo’s stockholders, which could limit HoldCo’s stockholders’ ability to obtain a favorable judicial forum for disputes with HoldCo or its directors, officers, employees or stockholders.

The Proposed HoldCo Certificate of Incorporation will provide that, unless HoldCo consents in writing to the selection of an alternative forum, the Court of Chancery (the “Chancery Court”) of the State of Delaware

(or, in the event the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for (1) any derivative action, suit or proceeding brought on behalf of HoldCo; (2) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of HoldCo to HoldCo or HoldCo’s stockholders; (3) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Proposed HoldCo Certificate of Incorporation or the Proposed HoldCo Bylaws (as either may be amended from time to time); and (4) any action, suit or proceeding asserting a claim against HoldCo governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of HoldCo Common Stock shall be deemed to have notice of and to have consented to the provisions of the Proposed HoldCo Certificate of Incorporation described above. Notwithstanding the foregoing, the provisions of Article X of the Proposed HoldCo Certificate of Incorporation provide that unless HoldCo consents in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. HoldCo intends to apply its exclusive forum provision to derivative actions or breach of fiduciary duty claims purportedly brought under the Exchange Act, which would be required to be filed in the federal district court for the District of Delaware. Although HoldCo believes this provision benefits HoldCo by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against HoldCo’s directors and officers, although HoldCo stockholders will not be deemed to have waived HoldCo’s compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find these provisions of the Proposed HoldCo Certificate of Incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, HoldCo may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect HoldCo’s business and financial condition.

GENERAL MEETING OF ABIC SHAREHOLDERS

ABIC is furnishing this proxy statement/prospectus to ABIC shareholders as part of the solicitation of proxies by the ABIC Board for use at the General Meeting of ABIC shareholders to be held on [●], 2022, and at any adjournment or postponement thereof. This proxy statement/prospectus contains important information regarding the General Meeting, the proposals on which you are being asked to vote and information you may find useful in determining how to vote and voting procedures.

This proxy statement/prospectus is being first mailed on or about [●], 2022 to all shareholders of record of ABIC as of [●], 2022, the record date for the General Meeting. All shareholders of record who owned ABIC Shares at the close of business on the record date are entitled to receive notice of, attend and vote at the General Meeting. On the record date, there were 50,000,000 ABIC Shares outstanding, of which 40,000,000 are Public Shares and 10,000,000 are Class B Ordinary Shares. As of the Record Date, the ABIC Initial Shareholders owned of record an aggregate of 10,000,000 Class B Ordinary Shares and 2,500,000 Class A Ordinary Shares, representing approximately 25% of the issued and outstanding ABIC Shares. ABIC shareholders that hold their shares in registered form on the day of the General Meeting are entitled to vote their shares at the General Meeting.

Date, Time and Place of General Meeting

The General Meeting will be held on [●], 2022 at 10:00 a.m., Eastern Time, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date, and at such other place to which the meeting may be adjourned. As part of our precautions regarding COVID-19, we are planning for the possibility that the meeting may be held virtually over the Internet, but the physical location of the meeting will remain at the location specified above for the purposes of the Existing Organizational Documents. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the SEC as proxy material. Only shareholders who held ABIC Shares at the close of business on the Record Date will be entitled to vote at the General Meeting.

Purpose of the ABIC General Meeting

At the General Meeting, ABIC is asking holders of ABIC Shares to consider and vote upon:

•	the Business Combination Proposal;

•	the Domestication Proposal;

•	the Charter Proposal;

•	the Governing Documents Proposals;

•	the Incentive Plan Proposal; and

•	the Adjournment Proposal.

Recommendation of the ABIC Board

The ABIC Board believes that the Shareholder Proposals to be presented at the General Meeting are in the best interest of ABIC’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Charter Proposal, “FOR” the Governing Documents Proposals, “FOR” the approval of the Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal, in each case, if presented to the General Meeting.

In considering the recommendation of the ABIC Board vote in favor of the approval of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus, shareholders should understand that the Sponsor, the members of the ABIC Board and the executive officers of ABIC have interests in such proposals and the Business Combination that are different from, or in addition to, those of ABIC shareholders generally. The ABIC Board was aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to ABIC shareholders that they approve the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. ABIC’s shareholders should take these interests into account in deciding whether to approve the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. See the section entitled “Shareholder Proposal 1: The Business Combination Proposal—Interests of Certain Persons, in the Business Combination” for a further discussion of these considerations.

Voting Power; Record Date; Outstanding Shares; Shareholders Entitled to Vote

ABIC shareholders will be entitled to vote or direct votes to be cast at the General Meeting if they owned ABIC Shares at the close of business on [●], 2022, which is the Record Date for the General Meeting. Shareholders will have one vote for each ABIC Share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. ABIC Warrants do not have voting rights. As of the close of business on the record date, there were 50,000,000 ABIC Shares issued and outstanding, of which 40,000,000 were issued and outstanding Public Shares.

The Sponsor, the members of the ABIC Board and the executive officers of ABIC have agreed to, among other things, vote in favor of the Business Combination Agreement and the transactions contemplated thereby, in the case of the Sponsor, subject also to the terms and conditions contemplated by the Investor Support Agreement, and waive their redemption rights in connection with the closing of the Business Combination with respect to any ABIC Shares held by them. As of the date of this proxy statement/prospectus, the ABIC Initial Shareholders owned of record an aggregate of 10,000,000 Class B Ordinary Shares and 2,500,000 Class A Ordinary Shares, representing approximately 25% of the issued and outstanding ABIC Shares. The ABIC Shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price.

Quorum and Required Vote for Proposals for the General Meeting

A quorum of ABIC shareholders is necessary to hold the General Meeting. A quorum will be present at the General Meeting if the holders of a majority of the issued and outstanding ABIC Shares, who, being present and entitled to vote at a meeting of ABIC’s shareholders, vote at such meeting.

Each of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal and the Incentive Plan Proposal is interdependent upon the others and must be approved in order for ABIC to complete the Business Combination as contemplated by the Business Combination Agreement. None of the Governing Documents Proposals, which will be voted upon on a nonbinding advisory basis, or the Adjournment Proposal is conditioned upon the approval of any of the other proposals. The Business Combination Proposal, the Incentive Plan Proposal and the Adjournment Proposal will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of the outstanding ABIC Shares, who, being present and entitled to vote at a meeting of ABIC’s shareholders, vote at such meeting. The Domestication Proposal and the Charter Proposal will require a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the outstanding ABIC Shares, who, being present and entitled to vote at a meeting of ABIC’s shareholders, vote at such meeting. The Governing Documents Proposals are voted upon on a nonbinding advisory basis only. If any of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal or the Incentive Plan Proposal fails to receive the required approval, none will be approved and the Business Combination will not be completed.

Abstentions and Broker Non-Votes

Abstentions and broker non-votes, will be considered present for the purposes of establishing a quorum, but, as a matter of Cayman Islands law, will not constitute a vote cast at the General Meeting and therefore will have no effect on the approval of each of the Shareholder Proposals.

Voting Your Shares

Each ABIC Share that you own in your name entitles you to one vote. If you are a record owner of your shares and/or warrants, there are two ways to vote your ABIC Shares at the General Meeting:

You Can Vote by Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the ABIC Board “FOR” the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Governing Documents Proposals, the Incentive Plan Proposal, and the Adjournment Proposal (if presented).

You Can Attend the General Meeting and Vote in Person. When you arrive, you will receive a ballot that you may use to cast your vote.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the General Meeting and vote in person and your shares are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way ABIC can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy; Changing Your Vote

If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify ABIC’s Secretary in writing before the General Meeting that you have revoked your proxy; or

•	you may attend the General Meeting, revoke your proxy and vote in person as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your ABIC Shares, you may call Morrow Sodali LLC by calling (800) 662-5200 (toll-free in North America), or +1 (203) 658-9400 (outside of North America), or by email at IMPX@info.morrowsodali.com.

Redemption Rights

Pursuant to the Existing Organizational Documents, a Public Shareholder may request that ABIC redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i) (a) hold Public Shares or (b) hold Public Shares through units, you elect to separate your units into the underlying Public Shares and warrants prior to exercising your redemption rights with respect to the Public Shares; and

(ii) prior to 5:00 pm, Eastern Time on [●], 2022, (a) submit a written request to the Transfer Agent in which you (i) request that ABIC redeem all or a portion of your Public Shares for cash, and (ii) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and (b) deliver your Public Shares to Continental Stock Transfer & Trust Company, ABIC’s transfer agent, physically or electronically through DTC.

Public Shareholders may seek to have their Public Shares redeemed by ABIC, regardless of whether they vote for or against the Business Combination Proposal or any other Shareholder Proposal and whether they held Public Shares as of the Record Date or acquired them after the Record Date. Any Public Shareholder who holds ABIC Shares on or before [●], 2022 (two (2) business days before the General Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid. For illustrative purposes, based on funds in the Trust Account of approximately $400,313,600 on March 31, 2022 and including anticipated additional interest through the closing of the Business Combination (assuming interest accrues at recent rates and no additional tax payments are made out of the Trust Account), the estimated per share redemption price is expected to be approximately $10.01. A Public Shareholder who has properly tendered his, her or its Public Shares for redemption will be entitled to receive his, her or its pro rata portion of the aggregate amount then on deposit in the Trust Account in cash for such shares only if the Business Combination is completed. If the Business Combination is not completed, the redemptions will be canceled and the tendered shares will be returned to the relevant Public Shareholders as appropriate.

Public Shareholders who seek to redeem their Public Shares must demand redemption no later than 5:00 p.m., Eastern Time, on [●], 2022 (two (2) business days before the General Meeting) by (a) submitting a written request to the Transfer Agent that ABIC redeem such holder’s Public Shares for cash, (b) affirmatively certifying in such request to the Transfer Agent for redemption if such holder is acting in concert or as a “group” (as defined in Section 13 d-3 of the Exchange Act) with any other shareholder with respect to ABIC Shares and (c) delivering their ABIC Shares, either physically or electronically using DTC’s DWAC system, at the holder’s option, to the Transfer Agent prior to the General Meeting. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered to the Transfer Agent (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker a nominal fee and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.

Any request for redemption, once made by a holder of Public Shares, may not be withdrawn once submitted to ABIC unless the ABIC Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part). Furthermore, if a Public Shareholder demands redemption of such shares and subsequently decides prior to the applicable date not to elect to exercise such rights, he or she may simply request that the Transfer Agent return the shares (physically or electronically).

Any corrected or changed written demand of redemption rights must be received by ABIC’s Secretary two business days prior to the vote taken on the Business Combination Proposal at the General Meeting. No demand for redemption will be honored unless the Public Shareholder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the vote at the General Meeting.

Public Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates (if any) and other redemption forms should allow sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is ABIC’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, ABIC does not have any control over this process and it may take longer than two weeks. Shareholders who hold their shares in street name will have to coordinate with their banks, brokers or other nominees to have the shares certificated or delivered electronically. There is a cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.

A Public Shareholder will be entitled to receive cash for these shares only if the shareholder properly demands redemption as described above and the Business Combination is completed. If a Public Shareholder properly seeks redemption and the Business Combination is completed, ABIC will redeem these shares for cash and the holder will no longer own these shares following the Business Combination. If the Business Combination is not completed for any reason, then the Public Shareholders who exercised their redemption rights will not be entitled to receive cash for their shares. In such case, ABIC will promptly return any shares delivered by the Public Shareholders. ABIC and LiveWire will not complete the Business Combination if, immediately prior to the Closing and after payment of all transaction and other expenses payable by ABIC and payments for redemptions (but without regard to any assets or liabilities of the LiveWire), ABIC does not have net tangible assets of at least $5,000,001. It is a condition to LiveWire’s obligations to complete the Business Combination that the Minimum Cash Condition is satisfied. However, LiveWire may waive this condition in whole or in part. For more information, see the section entitled “The Business Combination Agreement—Conditions to the Closing of the Business Combination.”

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of his, her, its or any other person with whom he, she or it is acting in concert or as a “group” (as described in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 15% or more of ABIC’s Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by ABIC. We have no specified maximum redemption threshold under the Existing Organizational Documents, other than the aforementioned 15% threshold, except that in no event will we redeem ABIC Shares in an amount that would cause our net tangible assets to be less than $5,000,001. Each redemption of Public Shares by our Public Shareholders will reduce the amount in our Trust Account.

Pursuant to the Investor Support Agreement, the Sponsor, officers and directors of ABIC have waived all of their redemption rights and will not have redemption rights with respect to any ABIC Shares owned by them, directly or indirectly.

Holders of the warrants will not have redemption rights with respect to the warrants.

The closing price of the Class A Ordinary Shares on the business day immediately prior to the date of this proxy statement/prospectus was $9.92. The cash held in the Trust Account as of March 31, 2022 was approximately $10.01 per Public Share. Prior to exercising redemption rights, shareholders should verify the market price of ABIC Shares as they may receive higher proceeds from the sale of their shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. ABIC cannot assure its shareholders that they will be able to sell their ABIC Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares. A Public Shareholder who properly exercises its redemption rights pursuant to the procedures set forth herein will be entitled to receive a full pro rata portion of the aggregate amount then on deposit in the Trust Account, less any amounts necessary to pay ABIC’s taxes.

Appraisal Rights

ABIC’s shareholders have no appraisal rights in connection with the Business Combination, the Domestication or the Merger under the Cayman Islands Companies Act or under the DGCL.

Proxy Solicitation Costs

ABIC is soliciting proxies on behalf of the ABIC Board. This solicitation is being made by mail but also may be made by telephone or in person. ABIC and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. ABIC has engaged Morrow as proxy solicitor to assist in the solicitation of proxies. ABIC has agreed to pay Morrow a fee of $35,000, plus disbursements, and will reimburse Morrow for its reasonable out-of-pocket expenses and indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses.

ABIC will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. ABIC will reimburse them for their reasonable expenses.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the General Meeting. A shareholder may also change its vote by submitting a later-dated proxy as described in the section entitled “—Revoking Your Proxy; Changing Your Vote.”

SHAREHOLDER PROPOSAL 1: THE BUSINESS COMBINATION PROPOSAL

Overview

As discussed in this proxy statement/prospectus, ABIC is asking its shareholders to adopt the Business Combination Agreement and approve the Business Combination. ABIC shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the section entitled “The Business Combination Agreement—Certain Agreements Related to the Business Combination” for additional information and a summary of certain terms of the Business Combination and the Business Combination Agreement. ABIC shareholders are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Background of the Business Combination

ABIC is a blank check company, which was incorporated as a Cayman Islands exempted company on July 29, 2020. ABIC was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The transactions contemplated by the Business Combination Agreement and related agreements and transactions, including the business combination, are the result of an extensive search for potential transactions utilizing the expertise and global network of executives from two highly experienced firms, AEA Investors LP and Bridges Fund Management Ltd. and the investing, operating and transaction experience of ABIC’s management team, advisors and the ABIC Board.

The terms of the Business Combination Agreement and the various other agreements contemplated therein are the result of arm’s-length negotiations among ABIC, H-D, LiveWire and their respective representatives and advisors. The following is a brief discussion of the background of these negotiations and a summary of the key meetings and events that led to the execution of the Business Combination Agreement. The following chronology does not purport to catalogue every conversation among the parties to the Business Combination Agreement or their respective representatives.

On July 29, 2020, the Sponsor purchased 11,500,000 Class B Ordinary Shares for an aggregate purchase price of $25,000. In September 2020, the Sponsor transferred 25,000 Founder Shares to each of John Replogle and George Serafeim, two of ABIC’s independent directors.

On October 5, 2020, ABIC completed its IPO of 40,000,000 units at a purchase price of $10.00 per unit, generating, in the aggregate, gross proceeds of $400 million. Each unit consists of one Class A Ordinary Share and one-half of one redeemable public warrant. Each whole public warrant entitles the holder to purchase one Class A Ordinary Share at an exercise price of $11.50 per whole share. Simultaneously with the consummation of the IPO and the sale of the units, ABIC consummated a private placement to the Sponsor of 10,500,000 private placement warrants at a price of $1.00 per private placement warrant, generating, in the aggregate, gross proceeds of $10,500,000. Each private placement warrant is exercisable to purchase one Class A Ordinary Share at a price of $11.50 per share (subject to adjustment). In addition, the underwriters in ABIC’s IPO agreed to defer $13,125,000 in underwriting discounts and commissions until closing of the potential business combination.

As described in its IPO prospectus, ABIC’s business strategy was to identify and complete an initial business combination with a target that aligns with its impact-driven investment focus to support a transition to a more inclusive and sustainable economy and complements (and could benefit from) the experience and expertise of its management team and strategic advisors to accelerate financial value creation within the target while also having a measurable net positive impact on the environment and society. In evaluating potential businesses and assets to acquire, ABIC, together with its advisors, generally surveyed the landscape of potential acquisition opportunities based on its knowledge of, and familiarity with, the M&A market place.

Prior to the consummation of the IPO, neither ABIC, nor anyone on its behalf, had contacted any prospective target business (including LiveWire) or had any substantive discussions, formal or otherwise, with respect to a potential business combination with ABIC. After the completion of the IPO, ABIC commenced an active search for prospective businesses or assets to acquire, reviewing a number of potential target businesses meeting the above criteria. Representatives of ABIC contacted, and were contacted by, a number of individuals and entities with respect to potential business combination opportunities in a variety of sectors.

During that process, ABIC’s management team (at the direction of and in consultation with members of the ABIC Board), its representatives and advisors developed an initial list of potential business combination candidates primarily identified through ABIC’s general industry knowledge and network that might have interest in a business combination with ABIC and that possessed some or all of the above-described characteristics; met and conducted preliminary discussions with financial advisors, potential target businesses and their management and other stakeholders regarding potential business combination opportunities; considered and conducted analyses of approximately 187 potential business combination candidates; and entered into 41 mutual non-disclosure agreements with potential business combination targets and engaged in further discussions, due diligence and management meetings with 18 potential business combination targets, including LiveWire.

In connection with its search for potential business combination target, ABIC’s management team reviewed business plans, financial statements and projections and certain other due diligence information of 10 potential targets (including LiveWire). The targets included domestic and foreign businesses in a variety of industries, including consumer goods, manufacturing, healthcare and technology, with a total annual gross revenue ranging from $60 million to $959 million. In selecting these potential business combination candidates for evaluation and review, ABIC identified certain general non-exclusive criteria and guidelines that it believed were important in evaluating prospective targets for the business combination. ABIC broadly focused on target businesses that it believed (i) have operations that align with its impact-driven investment approach, (ii) have a large and growing potential addressable market, (iii) have a defensible market position and are resilient to economic cycles, (iv) have a visionary management team open to strategic advice, (v) can be acquired at a valuation that would provide attractive risk-adjusted returns for public market investors, (vi) have an attractive financial profile and (vii) could benefit from the collective capabilities of ABIC’s management and sponsors to tangibly improve its operations and market position. ABIC engaged in varying levels of discussions, negotiations and due diligence on the potential targets, based on, among other factors, such target’s willingness to consider a potential transaction with ABIC, due diligence access granted by potential targets and ABIC’s due diligence efforts with potential targets. Other than with respect to LiveWire, none of these negotiations resulted in an executed letter of intent.

Based on the above criteria and in consultation with the ABIC Board, ABIC’s management team believed that pursuing an initial business combination with nine target businesses was not in the best interests of ABIC and its shareholders for a variety of reasons. These reasons included, incompatibility with ABIC’s business strategy, challenging competitive dynamics, weaknesses in projected financial performance, structuring challenges, inability to reach agreement on valuation and the determination that, based on the business and financial due diligence performed, such alternative potential business combination targets did not have revenue-generating assets sufficient to support a proposed valuation, public company readiness, governance considerations and material decisions by ABIC or the potential target to pursue alternative transactions (including one potential target who decided against partnering with a SPAC).

On April 30, 2021, representatives of J.P. Morgan Securities (“JPM”), financial advisor to H-D, on behalf of H-D, initiated contact with members of ABIC’s management team, John Garcia and Ramzi Gedeon, about a potential business combination opportunity. In this initial communication, JPM did not disclose the identity of the target business.

In early May, 2021, representatives of JPM disclosed to ABIC’s management team that the target business was LiveWire, the electric vehicle division of H-D. Representatives of JPM indicated that H-D was seeking potential business combination partners (including special purpose acquisition vehicles) in a separation of the LiveWire business from the H-D business and had engaged JPM as its financial advisor and Latham & Watkins LLP (“Latham”), as its legal counsel. ABIC expressed interest in exploring a potential business combination with LiveWire, subject to due diligence. ABIC and JPM acting on behalf of H-D, subsequently agreed to establish next steps, including negotiation of a mutual non-disclosure agreement to facilitate ABIC’s evaluation of the business, financial conditions, operations and assets and liabilities of LiveWire and an initial meeting with H-D’s management team to further discuss the LiveWire opportunity.

On May 14, 2021, ABIC and H-D executed a mutual non-disclosure agreement in order to facilitate the evaluation and review of LiveWire by ABIC and its representatives and advisors in connection with a proposed Business Combination. After execution of the NDA, ABIC continued to evaluate six other potential business combination targets. On May 15, 2021, ABIC and certain of its representatives were given access to the LiveWire virtual data room and initiated preliminary commercial, financial and technical due diligence of LiveWire.

On May 28, 2021, ABIC’s management team held an initial introductory meeting with H-D and LiveWire’s management team that included representatives of JPM. During the course of the meeting, H-D’s management team led a discussion and analysis of the LiveWire business, including descriptions of its future projections and the benefits of a Business Combination.

On June 8 and June 11, 2021, representatives of ABIC, H-D, LiveWire and JPM met to discuss certain financial and technical diligence items of LiveWire. Also on June 11, 2021, John Garcia, Chairman, Co-Chief Executive Officer and director of ABIC, Michele Giddens, Co-Chief Executive Officer and director of ABIC, and Ramzi Gedeon, Chief Financial Officer, Secretary and director of ABIC, held a breakfast meeting with Jochen Zeitz, Chairman, President and Chief Executive Officer of H-D and Chief Executive Officer of LiveWire, and engaged in further discussions regarding a potential Business Combination.

During June and July 2021, ABIC held discussions with Kirkland & Ellis LLP (“Kirkland”) to discuss certain legal considerations, KPMG LLP (“KPMG”) to discuss certain accounting, tax due diligence and tax structuring considerations, and Credit Suisse Securities (USA) LLC (“CS”) to discuss certain financial and capital markets considerations in each case, in connection with its evaluation of a potential business combination. Each of Kirkland, KPMG and CS were formally engaged by ABIC on July 22, September 8 and December 13, 2021, respectively. The ABIC Board selected these advisors based on, among other factors, qualifications, professional reputation and industry experience.

Between June 18 and July 13, 2021, ABIC, H-D, LiveWire and their respective representatives held additional meetings (including meetings with each party’s legal counsel) to discuss and consider each party’s respective perspectives on the merits of a potential Business Combination. The parties, among other things, discussed certain valuation metrics, LiveWire’s strategic and growth potential, possible transaction structure and mechanics of a de-SPAC transaction and reviewed relevant comparables and valuation ranges in respect of the LiveWire business.

Subsequently, ABIC decided to focus its evaluation, analysis and due diligence efforts exclusively on LiveWire (rather than any other potential business combination targets ABIC seriously considered) based on the following positive factors: LiveWire’s operations align with ABIC’s impact-driven investment approach, LiveWire has a large and growing potential addressable market, defensible market position and an attractive financial profile, significant support for the Business Combination through long-term relationships with H-D and the KYMCO Group, and a Business Combination with LiveWire would provide attractive risk-adjusted returns for public market investors.

Beginning on June 21, 2021, representatives of Kirkland, in consultation with ABIC’s management team and representatives of CS, and in consideration of earlier negotiations and discussions between the parties, began preparation of a preliminary non-binding term sheet setting forth the initial terms of a potential Business Combination with LiveWire. The initial terms of the preliminary non-binding term sheet were based on a proposed transaction structure provided by H-D and its representatives that contemplated an umbrella-partnership C-corporation (“Up-C”) structure. As described below, the proposed transaction was not ultimately structured as an Up-C.

On July 13, 2021, after internal discussions among ABIC’s management team, analysis of publicly available information, consideration of due diligence conducted to date and consultation with the ABIC Board, ABIC determined that pursuing a potential Business Combination with LiveWire was advisable and thereafter delivered a preliminary non-binding term sheet to H-D that outlined the terms of a potential Business Combination with LiveWire which included, among other terms, (i) an enterprise value to PIPE investors of approximately $2.0 billion on a cash and debt-free basis and with no adjustments to purchase price (other than in connection with certain ABIC expenses incurred without the prior written consent of LiveWire), (ii) the existing 12-month lock-up period applicable to the Founder Shares and private placement warrants held by the Sponsor or any of its affiliates (other than shares acquired in connection with the PIPE Financing) as described in the prospectus for the IPO would continue to apply, (iii) a five to ten-year lock-up period applicable to any shares of HoldCo held by H-D and/or its subsidiaries, (iv) the Sponsor and affiliates would enter into a customary Investor Support Agreement to take all actions necessary to consummate and support the business combination and would agree to certain transfer restrictions and waiver of anti-dilution protections on any Founder Shares of ABIC, (v) the initial size of the HoldCo Board would consist of directors designated by H-D and/or its subsidiaries, with the Sponsor having the right to designate one director (with such director being reasonably satisfactory to H-D and/or its subsidiaries) and (vi) a 45-day mutual exclusivity period.

On July 16, 2021, following further discussions between the parties, and their respective advisors and representatives, H-D sent ABIC a revised draft of the preliminary non-binding term sheet that proposed the following revisions, among other terms, (i) a pre-money equity value of LiveWire equal to $2 billion, (ii) $700 million total cash consideration (in connection with the Up-C), (iii) consideration to include an earn-out payable to H-D and/or its subsidiaries of up to 26,537,200 additional shares to vest in two equal tranches, if the public trading price of HoldCo equals or exceeds $13.00 and $14.00 for any 20 trading days within a 30-day trading period, beginning on the closing of the potential Business Combination and ending on the fifth anniversary date thereafter (and the value of any earn-out would be excluded from the enterprise value of LiveWire), (iv) PIPE Financing of $300 million (which would include investments from certain strategic investors), (v) a three-year lock-up period applicable to the Founder Shares and private placement warrants held by the Sponsor or any of its affiliates, (vi) a three-year lock-up period for any shares of HoldCo held by H-D and/or its subsidiaries H-D and/or its subsidiaries, (vii) minimum cash condition of $500 million and (viii) 60-day mutual exclusivity period. On July 18, 2021, following further discussions between the parties and their respective advisors and representatives, ABIC sent H-D a further revised draft of the preliminary non-binding term sheet that proposed the following revisions, among other terms: (i) pre-money equity value of LiveWire equal to $1.86 billion, (ii) $560 million total cash consideration (in connection with the Up-C), (iii) the earn-out would include up to 3,417,969 additional shares to vest in one tranche of 2,278,646 shares and one tranche of 1,139,323 shares, if the public trading price of HoldCo equals or exceeds $15.00 and $20.00 for any 20 trading days within a 30-day trading period, beginning 18 months following closing of the Business Combination, (iv) PIPE Financing of $200 million, (v) an H-D equity backstop of $100 million, (vi) one-year (but in the case of John Garcia, 18-month) lock-up applicable to the Founder Shares and private placement warrants held by the Sponsor, (vii) five-year lock-up for any shares of HoldCo held by H-D and/or its subsidiaries and (viii) a minimum cash condition of $400 million (taking into account all redemptions, ABIC expenses, PIPE proceeds and other investments).

On July 19, 2021, H-D sent ABIC additional revisions to the preliminary non-binding term sheet, which proposed the following revisions, among other terms, (i) $660 million (but no less than $560 million) total cash consideration (in connection with the Up-C), (ii) the earn-out would include up to 12,500,000 additional shares to vest in two equal tranches, if shares of the public trading price of HoldCo equal or exceed $14.00 and

$18.00 for any 20 trading days within a 30-day trading period, beginning 18 months following closing of the Business Combination and ending on the fifth anniversary date of the beginning of the earn-out period, (iii) PIPE Financing of $300 million (including $100 million from strategic investors) that would launch at $200 million, (iv) ABIC would deliver $100 million in commitments for the PIPE Financing, (v) lock-up periods subject to early release in connection with, among other things, achievement of certain share-price milestones, (vi) fees and expenses incurred by ABIC in connection with the Business Combination would not exceed $50 million without LiveWire’s prior written consent, (vii) minimum cash condition of $450 million and further clarifying that minimum cash would take into account all redemptions, ABIC expenses, PIPE proceeds and other investments but solely for the benefit of the LiveWire business and (viii) extension of the 60-day exclusivity period by 15 days at the election of either party (in connection with continuing marketing efforts related to the PIPE Financing).

Later that day, the ABIC Board met to discuss the potential Business Combination and the terms of the preliminary non-binding term sheet. Further to such meeting, and after discussions with management and its representatives and advisors, ABIC sent H-D a proposed final version of the preliminary non-binding term sheet which generally accepted the proposals in the term sheet provided by H-D, but provided that the parties would further discuss and negotiate the structure of the Business Combination and would determine an outside date following execution of the non-binding term sheet and that the gross proceeds in the Trust Account do not include the deferred underwriting fees payable by ABIC to the underwriters in connection with the IPO.

On July 19, 2021, in consultation with the ABIC Board, ABIC and H-D executed the negotiated preliminary non-binding term sheet (the “Term Sheet”).

Following execution of the Term Sheet, ABIC’s management team engaged in numerous discussions with H-D’s management, representatives and advisors regarding additional due diligence matters related to the LiveWire business. ABIC also undertook commercial, financial, operational, cybersecurity, environmental, regulatory and litigation diligence on LiveWire and researched LiveWire’s business outlook in connection with a potential Business Combination. During the following weeks, ABIC’s representatives and advisors conducted diligence with respect to, among other things, LiveWire’s company history, industry trends, financial statements, management’s experience and backgrounds, employee compensation, contractual relationships, ESG and key business drivers, including customer demand and intellectual property.

From August 5 to August 10, 2021, representatives of Kirkland and Latham exchanged drafts of the form of Investment Agreement to be used in connection with the potential PIPE Financing particularly with respect to the conditions to closing the PIPE Financing, the representations and warranties of ABIC and the investors party thereto, the registration rights to be granted to the KYMCO Group and the termination provisions set forth in the form of Investment Agreement. On August 10, 2021, a draft of the form of the Investment Agreement was distributed to the KYMCO Group.

Between June 4, 2021 and August 18, 2021, representatives of ABIC, H-D, Kirkland and Latham negotiated the terms and exchanged drafts of the Investment Agreement with the KYMCO Group and their respective representatives and advisors, including with respect to the funding mechanics, representations and warranties, registration rights and indemnification provisions set forth therein, and responded to follow-up questions and comments related thereto, particularly with respect to the closing process and the expected timeline for consummating the Business Combination.

During the last week of August and the first two weeks of September 2021, representatives of Kirkland, KPMG and ABIC met with representatives of H-D, LiveWire and Latham to conduct multiple due diligence sessions relating to, among other matters, accounting, liabilities and obligations of the LiveWire business, product manufacturing, product warranties, intellectual property and historical legal disputes.

On September 10, 2021, representatives of H-D and ABIC met to discuss certain matters related to the PIPE Financing. At this meeting, the parties discussed the wall-crossing strategy, potential timeline for the PIPE and targeting certain investors in connection with such PIPE.

On September 17, 2021, H-D sent a first draft of the investor presentation to ABIC.

From September 17 through December 12, 2021, representatives of H-D and ABIC prepared and revised the investor presentation to present to potential investors in the PIPE Financing (and engaged in several all-hands drafting calls to discuss revisions to the investor presentation). The investor presentation outlined the potential Business Combination and included information regarding LiveWire, which was refined through several rounds of review and comment by ABIC, H-D and their respective representatives and advisors.

Beginning on September 22, 2021, representatives of ABIC held discussions with a potential investor with whom they had a pre-existing relationship to determine the demand for the PIPE Financing and discuss the terms of the potential business combination and details surrounding the PIPE Financing.

On September 23, 2021, the ABIC Board held a meeting to discuss and approve extension of the exclusivity period provided in the Term Sheet to give the parties additional time to negotiate the terms of the Business Combination as the initial exclusivity period in the Term Sheet was set to expire. The H-D Board also approved this extension.

On September 27, 2021, ABIC and H-D executed a letter agreement to the Term Sheet to extend the exclusivity period (as contemplated in the Term Sheet) to October 15, 2021 (“First Exclusivity Extension”).

On September 30, 2021, John Garcia and Jochen Zeitz held an in-person meeting to discuss, among other matters, certain due diligence and negotiation points in connection with the Business Combination.

After further internal deliberations between ABIC’s management team and the ABIC Board, and after additional discussions with H-D and representatives of the KYMCO Group regarding the potential opportunity for participation in the PIPE Financing, the parties agreed to further amend the Term Sheet to provide for certain additional provisions. On November 18, 2021, the ABIC Board held a meeting to discuss and approve a second extension of the exclusivity period to give the parties additional time to negotiate the terms of the Business Combination as the exclusivity period (as amended by the First Exclusivity Extension) was set to expire. The Board also discussed the change in transaction structure proposed by H-D, in consultation with its advisors, from an Up-C. This change was proposed by H-D in part because the Up-C structure presented administrative and structural complexities and challenges and was not viewed as delivering the tax and economic advantages typically associated with an investment in an Up-C structure. The ABIC Board also considered eliminating the PIPE Financing as a condition to closing of the Business Combination due to changes in the market place and contemplated a further decrease in the enterprise value of LiveWire from $1.86 billion to $1.750 billion to also reflect changes in the market place, because at the time of the execution of the non-binding term sheet, the PIPE Financing was expected to be a condition to the closing of the Business Combination, and therefore enterprise value was adjusted. The H-D Board also approved the extension. On November 19, ABIC and H-D executed a second letter agreement to the Term Sheet that, among other things, extended the exclusivity period provided under the First Exclusivity Extension to December 3, 2021 and provided certain additional terms (“Second Exclusivity Extension”). The Second Exclusivity Extension also provided that (i) the parties would no longer pursue an Up-C structure; (ii) deal enterprise value would be $1.750 billion; (iii) minimum cash condition of $285 million taking into account all stockholder redemptions, ABIC expenses, PIPE proceeds and other investment proceeds (solely for the benefit of the LiveWire business); (iv) if ABIC’s fees and expenses exceed $50 million without the consent, any such fees and expenses would reduce the equity consideration available for the ABIC shareholders; (v) $100 million equity backstop provided by H-D and or its subsidiaries would be exercised from the first date of any ABIC shareholder redemption; (vi) PIPE Financing to consist of (a) $100 million by H-D and or its subsidiaries at a $10.00 price per share and (b) $100 million by the KYMCO Group investors at a $10.00 price per share; and (vii) the Sponsor would forfeit and/or transfer up to an aggregate of 2,000,000 Founder Shares.

From August 10 through December 12, 2021, representatives of Kirkland and Latham (in consultation with the management teams of ABIC, H-D and LiveWire) drafted and negotiated certain agreements and term sheets with respect to the other transactions ancillary to the Business Combination Agreement (including intellectual property arrangements, the Separation Agreement and contract manufacturing agreement and other post-separation arrangements between H-D and LiveWire), which included, in certain instances, representatives of ABIC and H-D.

From August through the beginning of November 2021, the primary negotiations between the parties related to the terms of the intellectual property arrangements, the contract manufacturing agreement and the other post-separation arrangements between H-D and LiveWire took place. In addition, the parties negotiated the scope of the assets and liabilities that would be transferred to LiveWire as part of the separation. Initially, the Separation Agreement contemplated all liabilities primarily related to the LiveWire business, including environmental liabilities and liabilities primarily related to manufacturing would be assumed by LiveWire, and the scope of assets was more narrowly tailored.

In furtherance of the parties’ discussions concerning a potential Business Combination, (including discussions with their representatives and advisors), on November 30, 2021, Latham sent Kirkland an initial draft of the Business Combination Agreement expanding on the terms of the final executed version of the Term Sheet (as amended by the Second Exclusivity Extension) and including, among other terms, (i) the Business Combination would be structured as a “double-dummy” transaction, (ii) an outside date of 12 months from the date of signing, (iii) a minimum cash condition of $285 million (with Available Cash defined to include gross proceeds of the Trust Account (net of any shareholder redemptions)), plus the PIPE Financing and certain transaction expenses, including all transaction expenses of ABIC and (iv) certain other terms related to a de-SPAC transaction.

ABIC and its representatives and advisors discussed and negotiated the terms of this revised draft in great detail, in particular with respect to the allocation of liability between LiveWire and H-D in connection with the separation of the LiveWire business from H-D and the terms of the proposed Minimum Cash Condition and definition of Available Cash. On December 5, 2021, Kirkland sent Latham a revised draft of the Business Combination Agreement which proposed the following revisions, among other terms, (i) the terms for certain H-D funding obligations, including that H-D would fund all expenses and liabilities of the LiveWire business during the pre-closing period, (ii) the parties would negotiate a stockholder’s agreement and other necessary governance policies consistent with the terms set forth in an exhibit thereto, (iii) the ABIC Board may change its recommendation to shareholders to vote in favor of the potential Business Combination in connection with its fiduciary duties and (iv) that the separation of the LiveWire business from H-D (pursuant to the Separation Agreement) would be a condition to the obligations of the parties to consummate the transaction.

Between December 6 and December 12, 2021, Latham and Kirkland negotiated the disclosure letters to the Business Combination Agreement. The disclosure letters are not filed publicly, are subject to a contractual standard of materiality different from that generally applicable to disclosures to shareholders, and were used in part for the purpose of allocating risk among the parties rather than establishing matters as facts.

Between December 7 and December 12, 2021, Latham and Kirkland exchanged several revised drafts of the Business Combination Agreement and certain of the Ancillary Agreements thereto and held numerous conference calls to discuss and negotiate the remaining outstanding issues and finalize the terms of the Business Combination Agreement.

During this time, the parties (in consultation with their respective representatives and advisors) decided that the Business Combination would not be structured as a “double-dummy” transaction due to certain structuring challenges, but would instead be effected through a one-step merger pursuant to section 251(g) of the DGCL and would include a share exchange. The parties agreed that, among other things, ABIC would form a holding company, “HoldCo,” and HoldCo would form a merger subsidiary that, at the Closing, would merge with and into ABIC, with ABIC surviving the merger as a direct, wholly owned subsidiary of HoldCo. Also on the Closing Date, the Company Equityholder would contribute all of Company Equity to HoldCo in exchange for shares of HoldCo Common Stock and then HoldCo would contribute all such Company Equity to ABIC. LiveWire would then become a direct, wholly owned subsidiary of ABIC.

Representatives of Kirkland and Latham (in consultation with the management teams of ABIC, H-D and LiveWire) also engaged in several discussions regarding the specific allocation of assets and liabilities in connection with the separation of the LiveWire business from H-D. Following prolonged discussions on the scope of liabilities and the list of assets, the parties agreed, among other things that (i) the liabilities to be transferred to LiveWire would be limited to liabilities primarily related to the LiveWire business (whether existing prior to, at or post-separation) and liabilities primarily related to the LiveWire assets, (ii) the assets to be transferred to LiveWire would include working capital and cash, equity interests of certain H-D subsidiaries, contracts with LiveWire dealers and suppliers, permits, certain active employees that provide services to LiveWire and certain IP exclusive to the LiveWire business and (iii) H-D would retain certain assets utilized in the LiveWire business, including manufacturing know-how and capabilities, certain business administrative functions and certain shared IP-related technologies.

Following additional discussions, the parties also agreed, among other things, to the following terms: (i) transaction consideration to include 161,000,000 shares of HoldCo Common Stock (and the potential for up to 12.5 million earn-out shares) and $545 million of cash to LiveWire’s balance sheet based on a $1.765 billion enterprise value (excluding the value of any Earn Out Shares and with no adjustments to purchase price), (ii) the formation of HoldCo as the publicly traded company and acquisition by HoldCo of the Company Equity pursuant to the Exchange, (iii) Minimum Cash Condition of $270 million, (iv) $100 million equity Backstop by H-D to subscribe for shares of HoldCo Common Stock in the event of any redemptions by ABIC’s shareholders, (v) H-D would be obligated to fund all operating expenses, working capital obligations and capital expenditures of the LiveWire business during the post-closing period and cause the amount of net working capital of the LiveWire business to be a positive at closing, in each case, consistent with past practice and H-D’s business plan, (vi) acceleration of any potential earn-out in connection with certain change of control transactions, (vii) an outside date of September 30, 2022 and (viii) a guarantee by H-D and its subsidiaries to comply with and fully perform under all obligations, agreements and covenants of the Business Combination Agreement and the transactions contemplated thereto and other matters related to the separation of the LiveWire business from H-D (see “The Business Combination Agreement”). The increase in the enterprise value from $1.750 billion to $1.765 billion was based on further refinement of expected expenses and fees in connection with the Business Combination.

On November 29 and December 10, 2021, the ABIC management team held two diligence calls with representatives of the KYMCO Group, including a call between Jochen Zeitz, John Garcia and Allen Ko. During these calls, the parties discussed, among other things, the history of the KYMCO Group and the strategic opportunities available to the parties as a result of a potential partnership with LiveWire.

On December 10, 2021, ABIC first contacted Citigroup Global Capital Markets, Inc. (“Citi”) to discuss certain capital markets-related considerations in connection with its evaluation of a potential Business Combination with LiveWire, and on December 12, 2021, ABIC engaged Citi as its capital markets advisor based on, among other factors, Citi’s qualifications, professional reputation and industry experience.

Between December 8 and December 12, 2021, Kirkland and Latham exchanged revised drafts of the Investor Support Agreement, pursuant to which certain existing shareholders of ABIC (including the Sponsor) would agree, among other things, to vote their shares in support of the Business Combination and certain forfeiture and/or transfer restrictions and waiver of certain anti-dilution protection with respect to the shareholder’s ownership of Founder Shares and private placement warrants.

On December 12, 2021, Kirkland sent Latham an initial draft of the Insider Letter Agreement to amend the existing letter agreement among ABIC, Sponsor and certain officers and directors of ABIC, dated as of

October 1, 2020, to conform the existing letter agreement’s lock-up provisions to the terms and conditions of the Business Combination Agreement and the Ancillary Agreements attached thereto.

Also on December 12, 2021, after having previously been provided with various information regarding the potential Business Combination, the ABIC Board held a virtual meeting with representatives of Kirkland, Maples and Calder (Cayman) LLP (“Maples”), counsel to ABIC with respect to matters of Cayman Islands law, and ABIC’s management in attendance. Prior to the meeting, a slide deck summarizing the significant transaction documents, the investor presentation and resolutions were distributed to the directors in substantially final form. At the meeting, the ABIC Board reviewed its fiduciary duties with Maples, and the ABIC Board was provided with an overview of the Business Combination (including the potential benefits and the risks related thereto), the key terms of the Ancillary Agreements, definitive documentation and term sheets with respect to the ancillary documents to be entered into at Closing, and the due diligence process and findings with respect to the LiveWire business, including a brief summary of the key findings from the due diligence review conducted by Representatives of Kirkland, which discussed the transaction structure and deal outline, the terms of the current drafts of the Business Combination Agreement, related Ancillary Agreements to be entered into in connection with the Business Combination (including the Separation Agreement, the Employee Matters Agreement, and term sheets with respect to the ancillary documents to be entered into at Closing), including the remaining open issues to be resolved and a description of the potential resolution of each issue and the timeline to Closing. John Garcia updated the ABIC Board on the negotiations with H-D in relation to the Business Combination and Ramzi Gedeon provided updated materials since the last board meeting describing the status of various matters relating to the Business Combination, particularly with respect to the status of and resolution of the remaining open items and the PIPE Financing arrangement with the KYMCO Group investors and the Company Equityholder. The ABIC Board then discussed these matters and various reasons and factors that members of the ABIC Board considered in forming their view that the Business Combination was advisable and in the best interests of ABIC and its shareholders. The ABIC Board also discussed the potential participation by the KYMCO Group and the Company Equityholder in the PIPE Financing and received an update regarding the final PIPE subscription amounts of $200 million, consisting entirely of committed PIPE subscription amounts by the KYMCO Group and the Company Equityholder. Representatives of Kirkland then discussed the proposed terms of the Business Combination Agreement and other transaction documents, including provisions related to the allocation of liability between LiveWire and H-D in connection with the separation of the LiveWire business from H-D, ABIC’s Domestication in connection with the Business Combination, the lock-up provisions applicable to holders of shares HoldCo Common Stock and the terms of the Investor Support Agreement to be entered into in connection with signing. The ABIC Board then engaged in extensive discussions and deliberations with ABIC’s management and advisors and representatives of Kirkland provided responses to questions. Among other things, the ABIC Board asked questions pertaining to legal due diligence, risks, timing and process to closing. John Garcia then provided an overview of the resolutions the ABIC Board would consider for approval.

The ABIC Board then, taking into account the foregoing and its previous meetings and discussions, unanimously (i) determined that the Business Combination Agreement and the transactions contemplated thereby were fair to, advisable, and in the best interests of ABIC and its shareholders; (ii) approved ABIC’s execution of the Business Combination Agreement and the performance of the same and the transactions contemplated thereby; (iii) resolved, following discussion on market conditions and developments relating to special purpose acquisition companies and the PIPE market, to proceed with an aggregate amount of the contemplated PIPE Financing of $200 million, consisting entirely of committed PIPE subscription amounts by the KYMCO Group and the Company Equityholder; and (iv) resolved to recommend that ABIC shareholders vote to approve the Business Combination Agreement at a meeting of shareholders to be called for the purposes of acting thereon. See “—ABIC Board’s Reasons for Approval of the Business Combination” for additional information. The ABIC Board also disclosed and acknowledged any conflicts of interests of the members of the ABIC Board in connection with the approval of the Business Combination Agreement and the transactions contemplated thereby, including the risk that Sponsor and ABIC’s officers and directors may lose their entire investment in ABIC if an initial business combination is not completed by October 5, 2022, which are described in greater detail in the section titled “—Interests of Certain Persons in the Business Combination.”

On December 12, 2021, the parties entered into the Business Combination Agreement and ABIC, the Sponsor and certain other signatories thereto entered into the Investor Support Agreement and Insider Letter Agreement. Also on December 12, 2021, the final versions of the Investment Agreements were distributed to the KYMCO Group investors, which reflected the outcome of negotiations between ABIC, H-D, the KYMCO Group investors and their respective representatives and advisors. Each of the KYMCO Group investors indicated their final investment amounts and delivered executed versions of the Investment Agreements to ABIC.

On December 13, 2021, ABIC and H-D issued a joint press release announcing the execution of the Business Combination Agreement. Later that day, ABIC filed a Current Report on Form 8-K announcing the transactions contemplated by the Business Combination and filing with the SEC the Business Combination Agreement, the final investor presentation and certain other transaction documents.

On May 20, 2022, the parties waived the mutual condition to the Closing to deliver the Stockholders Agreement (as defined in the Business Combination Agreement) because the provisions concerning HoldCo Board nominations and HoldCo Board committees intended to be included in the Stockholders Agreement have already been reflected in the Proposed HoldCo Organizational Documents.

On June 10, 2022, the ABIC Board held a meeting to review and discuss LiveWire’s revised projections for selected 2022 financial results as of June 2022.

Since December 20, 2021, ABIC and H-D, along with their respective representatives and advisors have worked jointly on the preparation of this proxy statement/prospectus.

ABIC Board’s Reasons for Approval of the Business Combination

ABIC’s Board considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, ABIC’s Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of ABIC’s Board may have given different weight to different factors. As described in the prospectus for the IPO, ABIC’s business strategy was to identify and complete an initial business combination with a target committed to reducing the negative impacts in the planet and that will support its mission to invest in a more inclusive and sustainable economy through the lens of the United Nation’s Sustainable Development Goals (“SDGs”) which reflect social and environmental mega-trends that are reshaping the world.

In the prospectus for the IPO, ABIC identified general, non-exclusive criteria and guidelines that we believed would be important in evaluating prospective target businesses. ABIC indicated its intention to acquire companies that it believes possess the following characteristics:

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Businesses that align with its mission and complement the experience and skills of ABIC’s management team and sponsors and are focused on, or could benefit from, best-in-class investment expertise, value creation capabilities and impact management practice.

•	Businesses that contribute scalable solutions to the SDGs, which have positive fundamental growth drivers that deliver attractive financial returns and measurable impact.

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Best-in-class businesses that benefit all stakeholders, where ABIC can leverage its impact management expertise to maximize the companies’ positive impacts, build a stronger brand and value proposition, and drive financial return.

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Businesses which do not currently have best-in-class impact management practices but where there is an opportunity to reorient and transform currently negative aspects of business operations to generate positive outcomes; and in doing so, build a more sustainable and resilient business model with a more attractive, less risky and more future-proofed financial return.

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Businesses with a defensible market position that are resilient to economic cycles, have attractive secular market tailwinds, and a differentiated technology, product or service, distribution capabilities, relationships or other competitive advantages.

•	Businesses with a strong management team aligned with its impact mission and efforts to create value.

•	Businesses that can be acquired at an attractive valuation for public market investors.

•	Businesses with an attractive financial profile, including businesses with low capital intensity and that have highly recurring, stable cash flows and operating leverage.

In considering the Business Combination, ABIC’s Board concluded that the LiveWire business met the above criteria.

In evaluating the transaction with H-D for sale of the LiveWire business, the ABIC Board consulted with its management, advisors and legal counsel as well as financial and other consultants, and considered and evaluated several factors. In particular, the ABIC Board considered the following positive factors, although not weighted or in any order of significance, in deciding to approve the Business Combination Agreement and transactions contemplated thereby:

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Growing Electric Vehicle Market. LiveWire is an industry-leading all-electric motorcycle brand with a focus on the urban market and a mission to pioneer the rapidly growing two-wheel electric motorcycle space and beyond. LiveWire operates in a large global market in the early stage of a secular shift to electric motorcycles, which the ABIC Board believes presents an attractive, investment opportunity in electric vehicles, with strong growth prospects and a large core addressable market with significant upside. Following a review of industry trends including customer preferences and recognition of the benefits of electric vehicles, financial metrics for charging network and electric vehicle technologies, LiveWire’s evolution and other factors, the ABIC Board believes LiveWire is well positioned to further capitalize on these trends.

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ESG / Impact-Focused. ABIC believes that LiveWire has a compelling financial profile that appeals to and aligns with its ESG priorities. LiveWire’s ESG priorities include (i) lowering carbon emissions, improving air quality and minimizing noise pollution in urban environments and beyond, (ii) determining a path to achieve net zero carbon emissions by 2035 by designing for sustainability, decarbonizing its supply chain and operations and becoming a market leader in influencing green electricity for consumers, (iii) promoting workplace flexibility and increasing diversity among employees, (iv) driving positive change in its communities and (v) aligning interests of its stakeholders with ESG reporting transparency.

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Leading the Transformation of Motorcycling. In connection with the Business Combination, LiveWire will be the first public electric motorcycle company in the U.S. (with its products designed and developed in the U.S.). ABIC believes that LiveWire has developed strong global production capabilities to startup and scale compared to traditional original equipment manufacturers. LiveWire is uniquely positioned to lead the transformation of motorcycling. Since the LiveWire brand initially launched in 2014 with a prototype motorcycle, LiveWire’s motorcycles have been embraced by early adopters and high-profile riders.

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Transformative Go-to-Market Model. LiveWire is a modern retailer, combining the best of digital and physical purchase paths for its customers and retail partners to provide tech-forward sales and service. In addition to offering a central digital platform for purchase to enhance the customer experience, LiveWire provides four strategic retail paths for purchase, including store-in-store sales through electric vehicle-ready retail partner locations, gallery concept spaces, pop-up retail stores in key markets and LiveWire “on the road,” which brings test rides directly to LiveWire customers. Furthermore, LiveWire’s retail network is rapidly expanding in priority markets by leveraging H-D’s traditional motorcycle dealer network and working with retail partners who possess a strong sales track record, presence in a priority market, commitment to LiveWire’s mission and expertise in the electric vehicle retail and service industry.

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Growing International Presence. As a pure-play electric vehicle brand with first mover advantage, LiveWire has an established brand presence in North America and Europe, with planned expansion in additional markets, including Asia-Pacific. In particular, LiveWire has laid solid foundations for growth in Australia, Japan, South Korea and China.

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Backed by World-Class Financial and Strategic Partners. LiveWire will benefit from the operational and manufacturing support of industry-leading financial and strategic partners H-D and the KYMCO Group, each of which has provided significant investment in the Business Combination. With H-D’s 119-year heritage, technical expertise and global network of ~1,400 dealers, LiveWire is strategically linked to the H-D brand, enhancing LiveWire’s distribution, retail, design, engineering and manufacturing capabilities. The KYMCO Group is a Taiwanese motorcycle and sport vehicle manufacturer with a presence in over 100 countries. Through these partnerships, LiveWire is well-positioned to leverage the engineering expertise, manufacturing footprint, established distribution channels, supply chain infrastructure and global logistics capabilities of H-D and the KYMCO Group, which may create an opportunity for global at-scale manufacturing and purchasing efficiencies in priority markets. Further, the KYMCO Group’s investment provided further validation for ABIC’s valuation.

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Portfolio of Products to Drive Growth. With a robust new product pipeline, LiveWire is well positioned to, and has a clearly defined strategy to, capture increasing global market share and consumer adoption in the growing electric vehicle industry, following significant research and development investments to date. LiveWire has a demonstrated track record of research and development investments, providing breakthrough technologies and features for its premium electric motorcycle and is poised to extend its portfolio of products to include a range of middleweight applications. LiveWire is leveraging the latest technologies to address heavyweight motorcycles and anticipates future improvements in motorcycle range and charging capabilities. Additionally, LiveWire is actively attracting new riders and building brand allegiance by offering premier electric bikes for kids and older kids (including STACYC, the all-electric balance bike for kids). Beyond its motorcycle sales, LiveWire has created multiple growth vectors, including through its software and subscription services consumer financing and protection services, general merchandising of apparel and equipment and parts and accessories related-services.

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Differentiated Expertise in Key Technologies. LiveWire’s motorcycles utilize breakthrough technology and features, including built-in cellular connectivity and GPS, customizable ride modes, advanced control technology and the LiveWire app, providing the rider with a unique customer experience. Arrow, LiveWire’s highly differentiated proprietary modular EV system, is scalable for future vehicle configurations, can be brought quickly to market, is a more efficient investment for new motorcycle models, includes lower incremental parts development and provides greater flexibility to evolving regulations. Through its partnership with the KYMCO Group, LiveWire’s strategic plans include scaling down the Arrow architecture to a platform of lightweight two-wheelers.

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Mission-Driven Leadership Team with a Strong Track Record. The ABIC Board believes that LiveWire has a strong, experienced public company management team with a proven track record of operational excellence. We are confident in the management team’s deep industry knowledge and strategic vision and believe that the ABIC and LiveWire teams will form a collaborative and effective long-term partnership that is positioned to create and enhance stockholder value going forward. We believe that existing H-D officers Jochen Zeitz, who will serve as Executive Chairman of the HoldCo Board and Acting Chief Executive Officer of HoldCo for up to two years following the Closing, and Ryan Morrissey, who will serve as President of HoldCo following the Closing, will provide important continuity in advancing LiveWire’s strategic and growth objectives. Additionally, Jochen Zeitz will continue in his capacity as Chief Executive Officer of H-D and following the appointment of a permanent Chief Executive Officer of HoldCo, will retain his role as Executive Chairman of HoldCo.

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Transaction Proceeds. Depending on the extent of redemptions by ABIC’s Public Shareholders and on the final amount of the expenses incurred in connection with the Business Combination, the Business Combination is expected to provide up to approximately $545 million of gross cash proceeds to LiveWire’s balance sheet. This additional cash injection is expected to, among other things, fund LiveWire’s strategic plan to accelerate its go-to-market model, invest in new production development and enhance its global manufacturing and distribution capabilities.

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Due Diligence. The ABIC Board reviewed and discussed in detail the results of the due diligence examination of LiveWire conducted by ABIC’s management team and ABIC’s financial, legal and regulatory advisors, including extensive telephonic and in-person meetings with the management team and advisors of H-D regarding LiveWire and its business plan, operations, prospects and forecasts, research on the EV industry, including historical growth trends and market share information as well as end-market size and growth projection, evaluation analyses with respect to the Business Combination, review of material contracts (including LiveWire’s exclusive retailer, dealer, and supplier contracts), LiveWire’s audited and unaudited financial statements and other material matters as well as general financial, technical, legal, intellectual property, regulatory, tax and accounting due diligence.

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Financial Condition. The ABIC Board reviewed factors such as LiveWire’s historical financial results, and outlook and business and financial plans. In reviewing these factors, the ABIC Board believed that LiveWire was well positioned in its industry for potential strong future growth and therefore was likely to be positively viewed by public investors.

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Reasonableness of Consideration. Following a review of the financial data provided to ABIC and the due diligence of LiveWire’s business conducted by ABIC’s management and ABIC’s advisors and the support for the implied valuation of LiveWire indicated by the commitments obtained,from KYMCO and H-D, the management of LiveWire determined that the aggregate consideration to be paid in the Business Combination was reasonable.

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Post-Closing Economic Interest in HoldCo. If the Business Combination is consummated, ABIC shareholders (other than ABIC shareholders that sought redemption of their Class A Ordinary Shares) would have a meaningful economic interest in HoldCo and, as a result, would have a continuing opportunity to benefit from the success of LiveWire following the consummation of the Business Combination.

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Lock-Up. H-D and/or its subsidiaries and certain Sponsor parties have agreed to be subject to a lock-up in respect of their shares of HoldCo Common Stock (ranging from 12 or 18 months for Sponsor parties to seven years for H-D and/or its subsidiaries and subject to certain customary exceptions).

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Financing. The agreement of the KYMCO Group investors to invest $100 million in HoldCo at Closing of the Business Combination at $10.00 per share, for an aggregate of 10,000,000 shares of HoldCo Common Stock. H-D’s commitment to subscribe for shares of HoldCo Common Stock, in an aggregate amount of up to $100 million to fund any redemptions by ABIC shareholders. H-D’s commitment to purchase an aggregate of 10,000,000 shares of HoldCo Common Stock, for an aggregate amount of $100 million subject to the satisfaction (or waiver) of certain of H-D’s Closing conditions.

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Post-Business Combination Corporate Governance. The HoldCo Board will include, among other committees, an Audit and Finance Committee and Conflicts Committee (to oversee conflicts arising in connection with the H-D relationship) comprised of all independent directors as further described in “Management of HoldCo Following the Business Combination—Nominating and Corporate Governance Committee Information.”

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Negotiated Transaction. The financial and other terms of the Business Combination Agreement and the fact that such terms and conditions were the product of arm’s length negotiations between ABIC and H-D.

The ABIC Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

•	Macroeconomic Risks. The risk that the future financial performance of LiveWire may not meet the ABIC Board’s expectations due to factors in LiveWire’s control or out of its control.

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Redemption Risk. The potential that a significant number of ABIC’s shareholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to the Existing Organizational Documents. However, even in the event that a significant number of ABIC shareholders elect to redeem their shares, this redemption would not prevent the consummation of the Business Combination.

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Exclusivity. The fact that the Business Combination Agreement includes an exclusivity provision that prohibits ABIC and H-D from soliciting other business combination proposals, as further discussed in “The Business Combination Agreement—Covenants of the Parties—Other Covenants of ABIC.”

•

Separation from the H-D Business. The separation of the LiveWire business from H-D may involve certain risks, including (i) the fact that the business of LiveWire overlaps and competes with H-D in certain markets may affect LiveWire’s ability to build and maintain relationships with partners, dealers, suppliers and customers, (ii) LiveWire’s inability to maintain a strong relationship with H-D or to favorably resolve any disputes could result in a significant reduction of LiveWire’s revenue, (iii) following termination of the Contract Manufacturing Agreement to be entered into at Closing (pursuant to which H-D will continue to provide LiveWire with contracting manufacturing services for a proscribed period of time), LiveWire will need to engage a third-party contractor or build its own in-house manufacturing capability to make its products, which could result in significant cost and expense, (iv) the fact that LiveWire is dependent, and following completion of the Business Combination, will remain dependent on H-D for a number of services, including certain financial and accounting, IT back-of-house operations, IP, quality safety and testing-related services, (v) the fact that H-D will retain certain assets utilized in the LiveWire business and (vi) the fact that H-D holds the direct contractual relationship with many key suppliers required for LiveWire to produce its EVs and disputes between H-D and such key suppliers may negatively impact LiveWire’s vehicle production.

•	Stockholder Vote. The risk that ABIC’s shareholders may fail to provide the votes necessary to approve and effect the Business Combination.

•

Closing Conditions. The potential risks and costs associated with the Business Combination failing to be consummated in a timely manner or that Closing might not occur despite the reasonable best efforts of the parties. The completion of the Business Combination is conditioned on the satisfaction of certain Closing conditions that are not within ABIC’s control.

•

Listing Risks. The challenges associated with preparing HoldCo, a privately held entity, for the applicable disclosure, controls and listing requirements to which HoldCo will be subject as a publicly traded company on the NYSE.

•

Fees and Expenses. The expected fees and expenses associated with the Business Combination and related transactions, some of which would be payable regardless of whether the Business Combination is ultimately consummated and the substantial time and effort of management required to complete the Business Combination.

•

Dilution; ABIC Shareholders Receiving a Minority Position in HoldCo. The fact that ABIC’s shareholders will experience dilution as a result of the issuance of shares of HoldCo Common Stock to H-D as consideration in the Business Combination (and may experience dilution as a result of future issuances or resales of shares of HoldCo Common Stock). The fact that ABIC’s shareholders will hold a minority interest in HoldCo, which will limit or preclude the ability of ABIC’s shareholders to influence corporate matters, including any future potential change in control or other material transaction, The ABIC Board determined that such facts were outweighed by the long-term benefits that the potential Business Combination would provide to ABIC’s shareholders and future shareholders of ABIC after Closing.

•

PIPE Financing. The risk that HoldCo does not obtain the commitments related to the PIPE Financing or otherwise retain sufficient cash in the Trust Account or find replacement cash to meet the requirements of the Business Combination.

•	Litigation. The possibility of shareholder litigation challenging the Business Combination.

•

Financial Opinion. The risk that ABIC did not obtain a third-party valuation or financial opinion from any independent investment banking or accounting firm in determining whether to proceed with the Business Combination (and may not obtain such valuation or opinion).

•	COVID-19. The impact of the COVID-19 pandemic on the LiveWire business.

•	Other Risks. Various other risks associated with the Business Combination, the business of ABIC and the business of ABIC described under the section entitled “Risk Factors.”

In addition to considering the factors described above, the ABIC Board also considered that ABIC’s shareholders, including ABIC’s directors and executive officers, have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of ABIC’s shareholders (see “Shareholder Proposal 1: The Business Combination Proposal—Interests of Certain Persons in the Business Combination” below). ABIC’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the ABIC Board, the Business Combination Agreement and the transactions contemplated therein. The ABIC Board concluded, in its business judgment, that the potential benefits related to the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the ABIC Board determined that the Business Combination Agreement and the Business Combination (including the Merger), were advisable, fair to, and in the best interests of, ABIC and its shareholders. In connection with its deliberations, the ABIC Board did not consider the fairness of the consideration to be paid by ABIC in the Business Combination to any person other than ABIC and its shareholders.

ABIC and H-D have continued and expect to continue regular discussions regarding the execution and timing of the Business Combination and to take actions and exercise their respective rights under the Business Combination Agreement to facilitate the completion of the Business Combination.

This explanation of the ABIC Board’s reasons for approval of the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward Looking Statements.”

Interests of Certain Persons in the Business Combination

When you consider the recommendation of the ABIC Board in favor of approval of the Required Shareholder Proposals, you should keep in mind that the Sponsor, our directors and our executive officers have interests in such proposal that are different from, or in addition to, those of ABIC shareholders and warrant holders generally. These interests include that the Sponsor as well as our executive officers and directors will lose their entire investment in us if our initial business combination is not completed (other than with respect to Public Shares they may have acquired or may acquire in the future), and that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete the Business Combination, even if it is with a less favorable target company or on less favorable terms to shareholders, rather than liquidate ABIC.

Additionally, among other things, these interests include the following:

•

the fact that the Sponsor and ABIC’s directors have agreed not to redeem any ABIC Shares held by them in connection with the shareholder vote to approve a proposed initial business combination, including the Business Combination;

•

the fact that the Sponsor paid an aggregate of $25,000 for the 10,000,000 Founder Shares currently owned by the Sponsor, in which certain of ABIC’s officers and directors hold a direct and indirect interest, and the independent directors. The Founder Shares would be worthless if the Business Combination or another business combination is not consummated by October 5, 2022 because the holders are not entitled to participate in any redemption or distribution with respect to such shares.

Such securities may have a significantly higher value at the time of the Business Combination and, if unrestricted and freely tradable, would be valued at approximately $99,200,000, based upon the closing price of $9.92 per Class A Ordinary Share on the NYSE on June 3, 2022;

•

the fact that if the Business Combination or another business combination is not consummated by October 5, 2022, the 10,500,000 Private Placement Warrants, each exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, held by the Sponsor, in which certain of ABIC’s officers and directors hold a direct and indirect interest, and which were acquired for an aggregate purchase price of $10,500,000 in a private placement that took place simultaneously with the consummation of the IPO, would become worthless. Such securities may have a higher value at the time of the Business Combination and, if unrestricted and freely tradable, would be valued at approximately $5,247,900, based upon the closing price of $0.4998 per Public Warrant on the NYSE on June 3, 2022;

•

the fact that if the Business Combination or another business combination is not consummated by October 5, 2022, ABIC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Class A Ordinary Shares for cash and, subject to the approval of its remaining shareholders and the ABIC Board, dissolving and liquidating; and

•

the fact that the Sponsor Group paid an aggregate of $10,525,000 for its investment in HoldCo, as summarized in the table below, and following the consummation of the Business Combination, the aggregate value of the Sponsor’s investment will be $103,951,900, based upon the respective closing price of the Class A Ordinary Shares and the public warrants on the NYSE on June 3, 2022.

Sponsor Group Ownership of ABIC Prior to Closing

	Securities held by Sponsor Group	Sponsor Cost at ABIC’s IPO ($)
Founder Shares	9,950,000	$25,000	(1)
Private Placement Warrants	10,500,000	$10,500,000

Total		$10,525,000

(1)	Includes cost for 50,000 Founder Shares held by the independent directors.

Sponsor Group Ownership of HoldCo Following the Closing

	Securities held by Sponsor Group Prior to Closing	Value per Security ($)	Total Value ($)
Shares of HoldCo Common Stock Issued to Holders of Founder Shares	9,950,000	$9.92	$98,704,000
HoldCo Private Placement Warrants	10,500,000	$0.4998	$5,247,900

Total			$103,951,900

•

the fact that the Sponsor, officers or directors, or their affiliates may be reimbursed for any out-of-pocket expenses incurred on ABIC’s behalf related to identifying, investigating, negotiating and completing an initial business combination, including the formation and setting up of the Sponsor and related entities. As of the date of this proxy statement/prospectus, no out-of-pocket expenses have been incurred by ABIC’s officers and directors and there are no outstanding out-of-pocket expenses for which ABIC’s officers or directors are awaiting reimbursement;

•

the fact that the Sponsor and ABIC’s current officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if ABIC fails to complete an initial business combination by October 5, 2022;

•	the fact that the HoldCo Registration Rights Agreement will be entered into by, among others, the Sponsor;

•	the fact that, pursuant to the Business Combination Agreement, the Sponsor will have certain governance rights in respect of HoldCo that will be set forth in HoldCo’s governing documents;

•	the right of the Sponsor to hold shares of HoldCo Common Stock following the Business Combination, subject to the terms and conditions of the lock-up restrictions;

•

the fact that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•	the fact that the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other ABIC shareholders experience a negative rate of return in HoldCo;

•

the fact that the Sponsor and ABIC’s officers and directors will lose their investment in ABIC and will not be reimbursed for any out-of-pocket expenses incurred by them on ABIC’s behalf incident to identifying, investigating and consummating an initial business combination if an initial business combination is not consummated by October 5, 2022;

•

the fact that if the Trust Account is liquidated, including in the event ABIC is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify ABIC to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser per Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which ABIC has entered into an acquisition agreement or claims of any third party for services rendered or products sold to ABIC, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•

the fact that John Garcia, who is currently the Executive Chairman, Co-Chief Executive Officer and Director of ABIC, paid an aggregate of $25,000,000 for 2,500,000 ABIC Units. Such securities are valued at approximately $25,424,250, based upon the closing price of the ABIC Units ($10.1697) on the NYSE on June 2, 2022; and

•

the fact that the Business Combination Agreement provides for the continued indemnification of ABIC’s existing directors and officers and required LiveWire to purchase, at or prior to the Closing, and maintain in effect for a period of six years after the Closing, a “tail” policy providing directors’ and officers’ liability insurance coverage for certain ABIC directors and officers after the Business Combination.

In addition, certain persons who are expected to become HoldCo directors after the completion of the Business Combination may have interests in the Business Combination that are different from, or in addition to, the interests of the ABIC shareholders. See “—Interests of HoldCo Directors and Executive Officers in the Business Combination” for more information.

The personal and financial interests of the Sponsor as well as ABIC’s executive officers and directors may have influenced their motivation in identifying and selecting LiveWire as a business combination target, completing the Business Combination with LiveWire and influencing the operation of the business following the Business Combination. In considering the recommendations of the ABIC Board to vote for the proposals, its shareholders should consider these interests. Additionally, following the Closing, the Sponsor will have the right to designate one member of the HoldCo Board, who is initially expected to be John Garcia. Any vote made by such individual appointed by the Sponsor as part of such individual’s service on the HoldCo Board does not express the vote of ABIC in any capacity, but solely such individual’s vote as a director of HoldCo.

Satisfaction of 80% Test

It is a requirement under the Existing Organizational Documents that any business acquired by ABIC have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for an initial business combination. Based on the financial analysis of ABIC and its subsidiaries generally used to approve the transaction, the ABIC Board determined that this requirement was met. The ABIC Board determined that the consideration being paid in the Business Combination, which amount was negotiated at arm’s length, was fair to and in the best interests of ABIC and its shareholders and appropriately reflected the value of LiveWire and its subsidiaries. In reaching this determination, the ABIC Board concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships, and technical expertise, as well as quantitative factors such as the strong growth prospects of LiveWire and its subsidiaries and LiveWire’s industry, and LiveWire’s potential for future growth in revenue and profits. The ABIC Board believes that the financial skills and background of its members qualify it to conclude that the acquisition of LiveWire and its subsidiaries met this requirement and make the other determinations regarding the transaction.

Interests of HoldCo Directors and Executive Officers in the Business Combination

When you consider the recommendation of the ABIC Board in favor of approval of the Shareholder Proposals, you should keep in mind that HoldCo and LiveWire’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of ABIC shareholders and warrant holders generally. These interests, among other things, are discussed in “Executive Compensation of LiveWire.”

Material Tax Consequences

For a detailed discussion of material U.S. federal income tax consequences of the Business Combination, see the section titled “Material Tax Considerations” in this proxy statement/prospectus.

Anticipated Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, ABIC will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of LiveWire issuing stock for the net assets of ABIC, accompanied by a recapitalization. The net assets of ABIC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of LiveWire.

Regulatory Approvals Required

The parties’ obligation to consummate the Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC. ABIC and H-D filed the required forms under the HSR Act with the Antitrust Division and the FTC on January 24, 2022. The waiting period under the HSR Act expired at 11:59 pm (Eastern Time) on February 23, 2022. At any time before or after consummation of the Business Combination, notwithstanding termination of the waiting period under the HSR Act, the applicable competition authorities could take such action under applicable antitrust laws or foreign direct investment laws as each deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of LiveWire’s assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under such antitrust laws under certain circumstances. There is no assurance that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust or foreign direct investment grounds, and, if such a challenge is made, we cannot assure you as to its result.

Neither ABIC nor HoldCo is aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Appraisal Rights

ABIC’s shareholders have no appraisal rights in connection with the Business Combination, the Domestication, or the Merger under the Cayman Islands Companies Act or under the DGCL.

Certain Unaudited LiveWire Prospective Financial Information

Prior to approval by the ABIC Board of the transaction and execution of the Business Combination Agreement and related agreements, LiveWire provided ABIC with internally prepared forecasts dated December 2021, including for calendar years 2021 through 2026. The prospective financial information was not prepared with a view towards compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information of the generally accepted accounting principles in the United States (“GAAP”) with respect to forward looking financial information.

As a non-public division of H-D, LiveWire does not as a matter of course make public long-term forecasts or internal projections as to future performance, revenues, earnings or other operating results. The forecasts were initially prepared solely for internal use, capital budgeting and other management purposes. The forecasts are subject to change and are susceptible to varying interpretations and the need for periodic revision based on actual experiences and business developments. The inclusion of the forecasted information should not be regarded as an indication that LiveWire or any other recipient of this information considered, or now considers, it to be predictive of actual future results.

LiveWire prepared certain non-public financial forecasts based on available information at the time of preparation and assumptions and estimates that it believed were reasonable at the time they were provided to ABIC. ABIC’s management believe these assumptions to be reasonable based on, among other things, ABIC’s due diligence of the industry which highlighted the supportive growth trends from a customer awareness, government support and regulation, charging infrastructure and battery technology, and product availability and desirability perspective. Further, due diligence of LiveWire by ABIC’s management highlighted the differentiated research and development, distribution, manufacturing and consumer brand capabilities of LiveWire and its strategic partners. In preparing the forecast, LiveWire’s management relied on a number of factors, including the executive team’s experience in the two-wheel vehicle space and the historical performance of H-D. The forecasts reflect the consistent application of the accounting policies of LiveWire and should be read in conjunction with the accounting policies included in Note 2 - “Summary of Significant Accounting Policies” accompanying the historical audited combined financial statements of LiveWire and included elsewhere in this proxy statement/prospectus.

The selected forecasted financial and operating information dated December 2021 included in this proxy statement/prospectus was prepared in good faith by and is the responsibility of LiveWire and ABIC management. The forecasts were based on LiveWire’s business strategy to develop and sell a portfolio of electric vehicles and accessories, including the STACYC electric balance bike, parts & accessories and other general merchandise. The forecasts do not take into account the effect of any failure of the Business Combination to be completed and should not be viewed as accurate or continuing in that context.

LiveWire prepared its forecasts based on a variety of sources, including inputs and market data from third-party data providers, work with external consultants and management’s experience in the electric vehicle and broader motorcycle segment. These forecasts are based on a number of assumptions, including the following assumptions that LiveWire’s management believed to be material:

•

Revenue forecast based on expected growth of vehicle sales and complementary businesses in each of LiveWire’s target regions through product portfolio and sales channel expansion and the increased electrification of 2-wheel vehicles due to a strengthening value proposition and growth in consumer awareness, consideration and adoption;

•

Gross margin improvements driven by expected cost reductions, including more efficient engineering designs, anticipated improvements with key systems as electric vehicle battery technology develops, and volume-based cost reductions relating to fixed cost leverage and supply chain pricing improvements;

•

Increased investment in research and development to increase the breadth of the LiveWire product portfolio, enable faster speed-to-market with modular designs and deliver improved customer value of each electric vehicle;

•	Increased investment in sales and marketing expenses to build the LiveWire brand and create an omni-channel go-to-market solution combining the best of digital and physical experiences;

•	The strategic support of H-D and the KYMCO Group in supply chain and manufacturing to provide capacity to produce a growing range of electric vehicles; and

•	Improved economies of scale in general and administrative functions.

In making the foregoing assumptions, which imply a revenue compound annual growth rate of 120% between 2020 and 2026, LiveWire’s management relied on a number of factors, including:

•	The introduction of three electric vehicle platforms, based on the proprietary ARROW architecture, to meet a range of weight and price points;

•	The introduction of specific models matched to specific market segments on each platform, starting with the Del Mar model on the S2 platform;

•

The establishment of regional distribution channels beyond the current U.S. network to cover Canada, the largest motorcycle markets in Europe, including Germany, France, Switzerland, United Kingdom and the Netherlands, and priority markets in Asia;

•

An estimated electric motorcycle market of approximately $20 billion to $28 billion in 2030, which includes light, medium and heavyweight motorcycles and three-wheel products across North America, Europe and Asia. LiveWire expects to capture approximately 43%, 24% and 0.4% of estimated unit volumes in North America, Europe and Asia, respectively, by 2026;

•

The establishment of digital marketing and sales capabilities beyond the current U.S. solutions to support the physical distribution channels in each of the above referenced regions international markets;

•

A expansion of the current set of complementary products to support the electric vehicle business by giving customers and retail partners access to financing options, service parts, and accessories; and

•	Management forecasts for electric vehicle and motorcycle industry growth.

The LiveWire forecast does not take into account potential additional revenue from the sale of powertrain technology to other manufacturers or strategic partners.

Cost assumptions underlying the forecasts dated December 2021 were based on management’s estimates of costs related to the operation of the business, including the electric vehicle bill of materials, co-manufacturing arrangement, operating expenses, engineering, research and development, distribution, retail and service operating costs and general and administrative costs associated with growing the LiveWire business. The cost assumptions were based on management’s experience in running H-D, current supplier arrangements and the 10-years of product development, engineering and investment in launching the Harley-Davidson LiveWire in 2019. The estimates also include assumptions on, among other things, the price of commodities and other inputs, wages, inflation, logistics costs and manufacturing fees, the costs of specialized equipment and tooling, research and development, facilities costs and retail partners. The cost of manufacturing assumes, among other things, that production will occur with the strategic partners H-D and the KYMCO Group and there would not be a need to invest significant capital or expense to secure and build in-house manufacturing capabilities. The cost structure assumes, among other things, that battery technology will mature and that increased units will drive a scale advantage and bring down the per bike cost as LiveWire gains operational efficiencies and improves leverage with suppliers. The cost estimates assume, among other things, that distribution will expand across the priority markets throughout North America, Europe and Asia through 2026 and includes the costs to build out the distribution footprint and the digital capabilities to engage customers.

Neither Ernst & Young LLP nor any other independent accountant has compiled, reviewed, examined, performed any other assurance procedures, or expressed any form of assurance with respect to the prospective financial information included in this proxy statement/prospectus. The report of Ernst & Young LLP included in this proxy statement/prospectus relates to LiveWire’s historical audited financial statements and does not extend to the unaudited prospective financial information and should not be read to do so.

Prospective Financial Information as of December 2021

The following table presents the selected forecasted financial information dated December 2021, updated for 2021 actual results:

(in $ millions)	2021(5)	2022E	2023E	2024E	2025E	2026E
Units	461	957	7,236	15,736	53,341	100,961
% Growth	NA	261%	656%	117%	239%	89%
Vehicle revenue	$9	$20	$118	$247	$700	$1,491
All other	27	36	91	137	192	277
Revenue	$36	$56	$209	$385	$892	$1,769
% Growth	NA	63%	270%	84%	132%	98%
COGS	$38	$56	$196	$341	$743	$1,439
Gross Margin	$(2)	$0	$13	$44	$149	$330
% of Revenue	(6)%	0%	6%	11%	17%	19%
Net Income/ (Loss)	($68)	($111)	($137)	($146)	($55)	$64
EBITDA(1)	($63)	($98)	($112)	($114)	($19)	$107
% of Revenue	NM	NM	NM	NM	NM	6%
EBIT(2)	($68)	($111)	($137)	($146)	($55)	$64
% of Revenue	NM	NM	NM	NM	NM	4%
Net Cash (Used by) From Operating Activities	($75)	($99)	($114)	($117)	($42)	$75
Net Cash (Used by) From Investing Activities	($10)	($21)	($25)	($35)	($47)	($19)
Net Cash From Financing Activities(3)	$85	NA	NA	NA	NA	NA
Free Cash Flow(4)	($85)	($120)	($139)	($152)	($89)	$56

(1)

EBITDA is defined as net income before interest expense, income tax expense, depreciation and amortization. Please see the section entitled “Shareholder Proposal 1: The Business Combination Proposal — Certain Unaudited LiveWire Prospective Financial Information—Non-GAAP Financial Measures”

(2)

EBIT is defined as net income before interest expense and income tax expense. Please see the section entitled “Shareholder Proposal 1: The Business Combination Proposal — Certain Unaudited LiveWire Prospective Financial Information—Non-GAAP Financial Measures”

(3)

LiveWire did not prepare a projection of Net Cash From Financing Activities. LiveWire expects Net Cash From Financing Activities to be sufficient to fund operating and investing activities. LiveWire expects financing cash flow to include proceeds from the proposed Business Combination and other sources as required.

(4)

Free Cash Flow is defined as Net Cash (Used by) From Operating Activities, less capital expenditures. Please see the section entitled “Shareholder Proposal 1: The Business Combination Proposal — Certain Unaudited LiveWire Prospective Financial Information—Non-GAAP Financial Measures”

(5)	2021 financials include the impact of both H-D branded LiveWire motorcycle shipments as well as LiveWire ONE motorcycle shipments to provide a full-year comparison.

Updated Prospective Financial Information as of June 2022

Following LiveWire management’s December 2021 preparation of financial projections for 2022 through 2026 for the ABIC Board, as summarized on pages 146 - 148 of this proxy statement/prospectus, LiveWire has continued to evaluate the assumptions used to prepare the financial projections originally prepared for the ABIC Board. In June 2022, LiveWire further evaluated its financial projections in light of its operating and financial results to date as well as the developing trends set forth below and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of LiveWire—Key Factors Affecting LiveWire’s Operating Results”.

During the second quarter of 2022, LiveWire began to experience an increased level of supply chain disruption restricting its ability to procure key motorcycle components. Based on LiveWire’s assessment of this disruption and its ability to mitigate the constrained supply of key component parts, it has revised its projected motorcycle unit sales for 2022, as set forth in the table below. LiveWire’s revised projection of unit sales for 2022 in turn results in lower projected revenue and cost of sales. Given the low start-up volumes, LiveWire’s December 2021 projection did not anticipate a profit on these unit sales. As a result, the projected unit and revenue revisions are not expected to have an impact on projected gross margin or net loss. The EBITDA, EBIT, Net Cash (Used by) From Operating Activities, Net Cash (Used by) From Investing Activities, Net Cash From Financing Activities, Free Cash Flow for 2022 therefore are unchanged from the original projection.

The table below sets forth LiveWire’s revised projection for selected 2022 financial results as of June 2022. The 2021 information included below is based on actual results, and the 2023 through 2026 information is unchanged from the projections originally prepared for the ABIC Board because LiveWire’s expectations for those periods has not changed as of June 2022.

	Actual	Revised
(in $ millions)	2021	2022E	2023E	2024E	2025E	2026E
Units	461	500	7,236	15,736	53,341	100,961
% Growth	NA	8%	1347%	117%	239%	89%
Vehicle revenue	$9	$10	$118	$247	$700	$1,491
All other	$27	$35	$91	$137	$192	$277
Revenue	$36	$45	$209	$385	$892	$1,769
% Growth	NA	26%	362%	84%	132%	98%
COGS	$38	$45	$196	$341	$743	$1,439
Gross Margin	$(2)	$0	$13	$44	$149	$330
% of Revenue	(6%)	0%	6%	11%	17%	19%
Net Income/ (Loss)	$(68)	$(111)	$(137)	$(146)	$(55)	$64

Consistent with the projections originally prepared in December 2021, LiveWire plans to launch additional products in 2023 that are projected to accelerate revenue growth in 2023. The launch of new products requires a significant level of supplier coordination. Given the level of supply chain disruption currently being experienced, the risk of not achieving the projected 2023 results has increased since LiveWire’s projections were originally prepared in December 2021. LiveWire’s planned 2023 new products remain on track to launch in 2023 and, consequently, the unit forecast for 2023 is unchanged. LiveWire continues to work on mitigation activities, which include but are not limited to, close coordination with existing suppliers and evaluating secondary suppliers, in order to support the projected unit sales in 2023. However, there is no assurance that these mitigation efforts will be successful. See “Risk Factors—Increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion battery cells and key semiconductor chip components necessary for our electric vehicles, could harm our business.”

General

This summary of the forecasts is not being included in this proxy statement/prospectus to influence your decision whether to vote in favor of any proposal presented at the General Meeting (including the Required Shareholder Proposals), but is being included because such forecasts were made available by ABIC’s management to the ABIC Board. None of LiveWire, ABIC or their respective affiliates, advisors, officers, directors, partners or representatives can give you any assurance that actual results will not differ from the forecasts, and none of them undertake any obligation to update or otherwise revise or reconcile the forecasts to reflect circumstances existing after the date the forecasts were generated, including in respect of the potential impact of the COVID-19 pandemic (or any escalation thereof), or to reflect the occurrence of events that have taken place since the date the forecasts were generated or may take place in the future even in the event that any or all of the assumptions underlying the forecasts are shown to be in error, in each case, except as may be required under applicable law. While presented with numerical specificity, these forecasts were based on numerous variables and assumptions known to LiveWire and ABIC at the time of preparation. These variables and assumptions are inherently uncertain and many are beyond the control of LiveWire and ABIC. Important factors that may affect actual results and cause the forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to the businesses of LiveWire (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the competitive environment, changes in technology, general business and economic conditions and other factors described or referenced under the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this proxy statement/prospectus, or described or referenced in ABIC’s filings with the SEC, including ABIC’s annual report on Form 10-K for the fiscal year ended December 31, 2021. Various assumptions underlying the forecasts may prove to not have been, or may no longer be, accurate, and the inclusion of the forecasted information should not be regarded as an indication that the ABIC Board, ABIC, LiveWire (or any of their respective affiliates, officers, directors, advisors or other representatives) or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results of HoldCo’s, ABIC’s or LiveWire’s operations or results and should not be relied upon as such. The forecasts are subjective in many respects. The forecasts may not be realized, and actual results may be significantly higher or lower than projected in the forecasts. The forecasts cover multiple years and such information by its nature becomes less predictive with each successive year. The forecasts also reflect assumptions as to certain business strategies or plans that are subject to change. As a result, the inclusion of the forecasts in this proxy statement/prospectus should not be relied on as “guidance” or otherwise predictive of actual future events, and actual results may differ materially from the forecasts. For all of these reasons, the forward-looking financial information described above and the assumptions upon which they are based (i) are not guarantees of future results, (ii) are inherently speculative and (iii) are subject to a number of risks and uncertainties, and readers of this proxy statement/prospectus are cautioned not to rely on them.

Non-GAAP Financial Measures

The forecasts were prepared solely for internal use and not prepared with a view to publicly disclose such information. The forecasts contain certain non-GAAP financial measures, including EBITDA, EBIT and Free Cash Flow. EBITDA is defined as net income before interest expense, income tax expense, depreciation and amortization. EBIT is defined as net income before interest expense and income tax expense. Free Cash Flow is defined as cash flow from operations, less capital expenditures. These measures are not measurements of LiveWire’s financial performance under GAAP and should not be considered in isolation or as alternatives to net income, net cash flows provided by operating activities, total net cash flows or any other performance measures derived in accordance with GAAP or as alternatives to net cash flows from operating activities or total net cash flows as measures of LiveWire’s liquidity. LiveWire and ABIC believe EBITDA, EBIT and Free Cash Flow provides useful information to management and investors regarding certain financial and business trends relating to LiveWire’s financial condition and results of operations. LiveWire and ABIC believe that the use of EBITDA, EBIT and Free Cash Flow provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing LiveWire’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider EBITDA in isolation or as alternatives to financial measures determined in accordance with GAAP. The use of EBITDA instead of GAAP measures has limitations as an analytical tool, and you should not consider EBITDA in isolation or as a substitute for analysis of LiveWire’s results of operations and operating cash flows as reported under GAAP. For example, EBITDA does not reflect LiveWire’s cash expenditures or future requirements for capital expenditures; does not reflect changes in, or cash requirements for, LiveWire’s working capital needs; does not reflect interest expense; and does not reflect any cash income taxes that LiveWire may be required to pay. In addition, EBITDA does not reflect depreciation or amortization of assets over their estimated useful lives or any cash requirements for the replacement of such assets and does not reflect non-cash income or expense items that are reflected in LiveWire’s statements of cash flows. EBIT has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, analysis of LiveWire’s results as reported under GAAP. For example, EBIT does not does not reflect interest expense and does not reflect any cash income taxes that LiveWire may be required to pay. Free Cash Flow has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, analysis of LiveWire’s results as reported under GAAP. For example, Free Cash Flow does not reflect principal payments on finance lease obligations, if any; does not reflect dividend payments, if any; and does not reflect the cost of acquisitions, if any. LiveWire’s definitions of and methods of calculating these non-GAAP financial measures vary from the definitions and methods used by other companies, which may limit their usefulness as comparative measures.

Set forth below are reconciliations of net income, the most directly comparable GAAP measure, to EBITDA, based on financial information available to or projected by LiveWire.

Reconciliation of Net Income to EBITDA:

(in $ millions)	2021(1)	2022E	2023E	2024E	2025E	2026E
Net Income / (Loss)	($68)	($111)	($137)	($146)	($55)	$64
(+) Related Party Interest Expense, Net of Interest Income	—	—	—	—	—	—
(+) Income Tax	—	—	—	—	—	—
EBIT	($68)	($111)	($137)	($146)	($55)	$64
(+) Depreciation & Amortization	5	13	25	32	36	43
EBITDA	($63)	($98)	($112)	($114)	($19)	$107

(1)	2021 financials include the impact of both H-D branded LiveWire motorcycle shipments as well as LiveWire ONE motorcycle shipments to provide a full-year comparison.

Set forth below are reconciliations of cash flow from operations, the most directly comparable GAAP measure, to Free Cash Flow, based on financial information available to or projected by LiveWire:

(in $ Millions)	2021(1)	2022E	2023E	2024E	2025E	2026E
Net Cash (Used by) From Operating Activities	($75)	($99)	($114)	($117)	($42)	$75
(-) Capital Expenditures	($10)	($21)	($25)	($35)	($47)	($19)
Free Cash Flow	($85)	($120)	($139)	($152)	($89)	$56

(1)	2021 financials include the impact of both H-D branded LiveWire motorcycle shipments as well as LiveWire ONE motorcycle shipments to provide a full-year comparison.

Vote Required for Approval

The Business Combination Proposal is conditioned on the approval and adoption of each of the other Required Shareholder Proposals.

The Business Combination Proposal (and, consequently, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination) will be adopted and approved only if the ABIC shareholders approve an ordinary resolution under Cayman Islands law, being, where a quorum is present, the affirmative vote of the holders of at least a majority of the issued ABIC Shares who are present in person or represented by proxy and entitled to vote thereon and who vote at the General Meeting. Broker non-votes will not be counted in connection with the determination of whether a valid quorum is established. Abstentions will be considered present for the purpose of establishing a quorum, but, as a matter of Cayman Islands law, will not constitute a vote cast at the General Meeting and therefore will have no effect on the approval of the Business Combination Proposal.

As of the date of this proxy statement/prospectus, the ABIC Initial Shareholders have agreed to vote any ABIC Shares owned by them in favor of the Business Combination Proposal. As of the date hereof, the ABIC Initial Shareholders, collectively own 25% of the issued and outstanding ABIC Shares and have not purchased any Public Shares, but may do so at any time.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Business Combination Agreement, dated as of December 12, 2021 (as it may be amended from time to time), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, by and among AEA-Bridges Impact Corp., an exempted company incorporated in the Cayman Islands (“ABIC”), LiveWire Group, Inc. (formerly known as LW EV Holdings, Inc.), a Delaware corporation and a direct, wholly owned subsidiary of ABIC (“HoldCo”), LW EV Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of HoldCo, Harley-Davidson, Inc., a Wisconsin corporation, and LiveWire EV, LLC, a Delaware limited liability company, and the consummation of the transactions contemplated thereby be authorized, approved and confirmed in all respects.”

Recommendation of the ABIC Board

THE ABIC BOARD UNANIMOUSLY RECOMMENDS

THAT ABIC SHAREHOLDERS VOTE “FOR”

THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL

The existence of financial and personal interests of one or more of ABIC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ABIC and its shareholders and what he, she or they may believe is best for himself, herself or themself in determining to recommend that shareholders vote for the proposals. In addition, ABIC’s officers may have interests in the Business Combination Proposal that may conflict with your interests as a shareholder. See the section entitled “Shareholder Proposal 1: The Business Combination Proposal—Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

SHAREHOLDER PROPOSAL 2: THE DOMESTICATION PROPOSAL

Overview

As discussed in this proxy statement/prospectus, ABIC is asking its shareholders to approve the Domestication Proposal. Under the Business Combination Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Business Combination.

As a condition to closing the Business Combination, the ABIC Board has unanimously approved, and ABIC shareholders are being asked to consider and vote upon a proposal to approve (the “Domestication Proposal”), a change of ABIC’s jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. To effect the Domestication, ABIC will file an application to deregister with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which ABIC will be domesticated and continue as a Delaware corporation.

In connection with the Domestication, at least one day prior to Merger Effective Time, (i) each outstanding ABIC Share will convert into a share of Domesticated ABIC Common Stock; (ii) each outstanding ABIC Warrant will convert into a Domesticated ABIC Warrant; and (iii) each issued and outstanding unit of ABIC that has not been previously separated into the underlying Class A Ordinary Share and underlying ABIC Warrant upon the request of the holder thereof will be canceled and will entitle the holder thereof to one share of Domesticated ABIC Common Stock and one-half of one Domesticated ABIC Warrant.

The Domestication Proposal, if approved, will approve a change of ABIC’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while ABIC is currently incorporated as an exempted company under the Cayman Islands Companies Act, upon the effectiveness of the Domestication it will be governed by the DGCL. HoldCo is currently governed by the DGCL and, following the consummation of the Business Combination, will continue to be governed by the DGCL. We encourage shareholders to carefully consult the information set out below under “Comparison of Corporate Governance and Shareholder Rights.” The Domesticated ABIC Organizational Documents, attached hereto as Annex B and Annex C, differ in certain material respects from the Existing Organizational Documents and we encourage shareholders to carefully consult the information set out below under the Existing Organizational Documents and the Proposed HoldCo Organizational Documents, attached hereto as Annex D and Annex E.

Reasons for the Domestication

The ABIC Board believes that there are significant advantages to us that will arise as a result of a change of our domicile to Delaware. Further, the ABIC Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. The ABIC Board believes that there are several reasons why a reincorporation in Delaware is in the best interests of ABIC and its shareholders. As explained in more detail below, these reasons can be summarized as follows:

•

Prominence, Predictability and Flexibility of Delaware Law. For many years Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours.

•

Well-Established Principles of Corporate Governance. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. We believe such clarity would be advantageous to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for stockholders from possible abuses by directors and officers.

•

Increased Ability to Attract and Retain Qualified Directors. Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers and stockholders alike. Our incorporation in Delaware may make us more attractive to future candidates for the HoldCo Board, because many such candidates are already familiar with Delaware corporate law from their past business experience. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws—especially those relating to director indemnification (as discussed below)—draw such qualified candidates to Delaware corporations. The ABIC Board therefore believes that providing the benefits afforded directors by Delaware law will enable us to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for our stockholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than Cayman law on matters regarding a company’s ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable the surviving corporation to compete more effectively with other public companies in attracting and retaining new directors.

Vote Required for Approval

The approval of the Domestication Proposal requires a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least a two-thirds majority of the issued ABIC Shares who are present in person or represented by proxy and entitled to vote thereon and who vote at the General Meeting. Abstentions and broker non-votes will be considered present for the purpose of establishing a quorum but, as a matter of Cayman Islands law, will not constitute a vote cast at the General Meeting and therefore will have no effect on the approval of the Domestication Proposal as a matter of Cayman Islands law.

The Domestication Proposal is conditioned on the approval and adoption of each of the other Required Shareholder Proposals.

As of the date of this proxy statement/prospectus, the ABIC Initial Shareholders have agreed to vote any ABIC Shares owned by them in favor of the Business Combination Proposal. As of the date hereof, the

ABIC Initial Shareholders, collectively own 25% of the issued and outstanding ABIC Shares and have not purchased any Public Shares, but may do so at any time.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that ABIC be transferred by way of continuation to Delaware pursuant to Part XII of the Companies Act (Revised) of the Cayman Islands and Section 388 of the General Corporation Law of the State of Delaware and, immediately upon being deregistered in the Cayman Islands, ABIC be continued and domesticated as a corporation under the laws of the state of Delaware.”

Recommendation of the ABIC Board

THE ABIC BOARD UNANIMOUSLY RECOMMENDS THAT ABIC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of ABIC’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ABIC and its shareholders and what he, she or they may believe is best for himself, herself or themself in determining to recommend that shareholders vote for the proposals. In addition, ABIC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

SHAREHOLDER PROPOSAL 3: THE CHARTER PROPOSAL

Overview

As discussed in this proxy statement/prospectus, ABIC is asking its shareholders to approve the Charter Proposal. Under the Business Combination Agreement, the approval of the Charter Proposal is also a condition to the consummation of the Business Combination.

Reasons for the Charter Proposal

ABIC shareholders are also being asked to adopt the proposed Domesticated ABIC Certificate of Incorporation in the form attached hereto as Annex B, and the proposed Domesticated ABIC Bylaws, which is included in the form attached hereto as Annex C, which, in the judgment of the ABIC Board, is necessary to adequately address the needs of ABIC following the Domestication and the consummation of the Business Combination.

For a summary of the key differences between the Existing Organizational Documents under Cayman Islands law and the proposed Domesticated ABIC Certificate of Incorporation and the proposed Domesticated ABIC Bylaws under the DGCL, please see “Comparison of Corporate Governance and Shareholder Rights.” The summary is qualified in its entirety by reference to the full text of the proposed Domesticated ABIC Certificate of Incorporation, a copy of which is included as Annex B to this proxy statement/prospectus, and the proposed Domesticated ABIC Bylaws, a copy of which is included as Annex C to this proxy statement/prospectus.

Vote Required for Approval

The approval of the Charter Proposal requires a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least a two-thirds majority of the issued ABIC Shares who are present in person or represented by proxy and entitled to vote thereon and who vote at the General Meeting. Abstentions and broker non-votes will be considered present for the purpose of establishing a quorum but, as a matter of Cayman Islands law, will not constitute a vote cast at the General Meeting and therefore will have no effect on the approval of the Charter Proposal as a matter of Cayman Islands law.

The Charter Proposal is conditioned on the approval and adoption of each of the other Required Shareholder Proposals.

As of the date of this proxy statement/prospectus, the ABIC Initial Shareholders have agreed to vote any ABIC Shares owned by them in favor of the Business Combination Proposal. As of the date hereof, the ABIC Initial Shareholders, collectively own 25% of the issued and outstanding ABIC Shares and have not purchased any Public Shares, but may do so at any time.

Resolution

The full text of the resolution to be passed is as follows:

RESOLVED, as a special resolution, that (i) ABIC’s Amended and Restated Memorandum and Articles of Association adopted by special resolution, dated October 1, 2020, be amended and restated by the Domesticated ABIC Certificate of Incorporation and Domesticated ABIC Bylaws (Domesticated ABIC being a corporation incorporated in the State of Delaware, assuming the Domestication Proposal and the filing with and acceptance by the Secretary of State of Delaware of the Certificate of Corporate Domestication in accordance with Section 388 of the DGCL); and (ii) the authorized share capital be increased from 500,000,000 Class A Ordinary Shares, 50,000,000 Class B Ordinary Shares, and 5,000,000 preference shares, par value $0.0001 per share, to 800,000,000 shares of Domesticated ABIC Common Stock and 20,000,000 shares of preferred stock, par value $0.0001 per share.

Recommendation of the ABIC Board

THE ABIC BOARD UNANIMOUSLY RECOMMENDS THAT THE ABIC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.

The existence of financial and personal interests of ABIC’s directors may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of ABIC and its shareholders and what he, she or they may believe is best for himself, herself or themself in determining to recommend that shareholders vote for the proposals. In addition, ABIC’s officers may have interests in the Business Combination Proposal that may conflict with your interests as a shareholder. See the section entitled “Shareholder Proposal 1: The Business Combination Proposal—Interests of Certain Persons in the Business Combination” for a further discussion.

SHAREHOLDER PROPOSAL 4: GOVERNING DOCUMENTS PROPOSALS

As discussed in this proxy statement/prospectus, ABIC is asking its shareholders to consider and vote upon, on a nonbinding advisory basis, four separate proposals (collectively, the “Governing Documents Proposals”) in connection with the replacement of the Existing Organizational Documents with the Domesticated ABIC Organizational Documents. The Governing Documents Proposals are not conditioned on the approval of any other proposal.

In the judgment of the ABIC Board, these provisions are necessary to adequately address the needs of ABIC and its shareholders following the consummation of the Domestication. Accordingly, regardless of the outcome of the nonbinding advisory vote on these proposals, ABIC intends that the Domesticated ABIC Certificate of Incorporation in the form set forth on Annex B take effect at consummation of the Domestication, assuming adoption of the Charter Proposal.

The Domesticated ABIC Organizational Documents differ materially from the Existing Organizational Documents. The following table sets forth a summary of the principal changes proposed to be made between our Existing Organizational Documents and the Domesticated ABIC Organizational Documents. This summary is qualified by reference to the complete text of the Existing Organizational Documents; the complete text of the Domesticated ABIC Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex B; and the complete text of the Domesticated ABIC Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex C. All shareholders are encouraged to read each of the Domesticated ABIC Organizational Documents in its entirety for a more complete description of its terms. Additionally, as the Existing Organizational Documents are governed by the Cayman Islands law and the Domesticated ABIC Organizational Documents will be governed by the DGCL, we encourage shareholders to carefully consult the information set out under the section entitled “Shareholder Proposal 2: The Domestication Proposal” and “Shareholder Proposal 3: The Charter Proposal.”

If each of the following Governing Documents Proposals and the Required Shareholder Proposals are approved and the Domestication is to be consummated, ABIC will replace the Existing Organizational Documents, with a proposed new certificate of incorporation (the “Domesticated ABIC Certificate of Incorporation”) and proposed new bylaws (the “Domesticated ABIC Bylaws” and, together with the Proposed Certificate of Incorporation, the “Domesticated ABIC Organizational Documents”) of Domesticated ABIC, in each case, under the DGCL.

	Existing Organizational Documents	Domesticated ABIC Organizational Documents
Authorized Shares (Governing Documents Proposal A)	The Existing Organizational Documents authorize 555,000,000 shares, consisting of 500,000,000 Class A Ordinary Shares, 50,000,000 Class B Ordinary Shares and 5,000,000 preference shares.	The Domesticated ABIC Organizational Documents authorize 820,000,000 shares, consisting of 800,000,000 shares of Domesticated ABIC Common Stock and 20,000,000 shares of preferred stock.

	See paragraph 5 of our Existing Organizational Documents.	See Article IV of the Domesticated ABIC Certificate of Incorporation.

Authorize the Company to Make Issuance of Preferred Stock without Stockholder Consent (Governing Documents Proposal B)	The Existing Organizational Documents authorize the issuance of 5,000,000 preference shares with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, the ABIC	The Domesticated ABIC Organizational Documents authorize the board of directors of Domesticated ABIC (the “Domesticated ABIC Board”) to make issuances of all or any shares of preferred stock in one or

	Existing Organizational Documents	Domesticated ABIC Organizational Documents
	Board is empowered under the Existing Organizational Documents, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ABIC Shares.	more series, with such terms and conditions and at such future dates as may be expressly determined by the Domesticated ABIC Board and as may be permitted by the DGCL.

	See Article 3.1 of our Existing Organizational Documents.	See Article V, subsection B of the Domesticated ABIC Certificate of Incorporation.

Shareholder/Stockholder Written Consent in Lieu of a Meeting (Governing Documents Proposal C)	The Existing Organizational Documents provide that resolutions may be passed by a vote in person, by proxy at a general meeting, or by unanimous written resolution.	The Domesticated ABIC Organizational Documents allow stockholders to vote in person or by proxy at a meeting of stockholders, but prohibit the ability of stockholders to act by written consent in lieu of a meeting if Domesticated ABIC does not qualify as a “controlled company” within the meaning of the corporate governance rules of the NYSE.

	See Article 22 of our Existing Organizational Documents.	See Article VII of the Domesticated ABIC Certificate of Incorporation.

Exclusive Forum (Governing Documents Proposal D)	The Existing Organizational Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.	The Domesticated ABIC Organizational Documents adopt Delaware as the exclusive forum for certain stockholder litigation and the U.S. federal district courts as the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act.

See Article X of the Domesticated ABIC Certificate of Incorporation.

Resolution to Be Voted Upon

The full text of the resolution to be passed in connection with the replacement of the Existing Organizational Documents with the Domesticated ABIC Organizational Documents is as follows:

RESOLVED, as a nonbinding advisory resolution, that the Domesticated ABIC Certificate of Incorporation and Domesticated ABIC Bylaws (copies of which are attached to the proxy statement/prospectus in respect of the extraordinary general meeting as Annex B and Annex C, respectively), will be approved and adopted with such principal changes as described in Governing Documents Proposals A-D.

Vote Required for Approval

The approval of the Governing Documents Proposals will be on an advisory basis in a nonbinding vote and require the affirmative vote of the holders of a majority of the ABIC Shares who are present in person or represented by proxy and entitled to vote these on and who vote at the extraordinary general meeting. Abstentions will be considered present for the purpose of establishing a quorum but, as a matter of Cayman Islands law, will not constitute a vote cast at the extraordinary general meeting and therefore will have no effect on the approval of the Governing Documents Proposals as a matter of Cayman Islands law. However, the NYSE requires that for the Governing Documents Proposals to be approved, there must be more votes cast in favor of the proposal than the aggregate of votes against such proposal plus abstentions. Broker non-votes do not count as votes cast. Therefore, in order to maintain compliance with this NYSE requirement, abstentions will count as a vote “AGAINST” the Governing Documents Proposals.

As discussed above, a vote to approve the Governing Documents Proposals is an advisory vote and, therefore, is not binding on ABIC or the ABIC Board. Accordingly, regardless of the outcome of the nonbinding advisory vote, ABIC intends that each of the Domesticated ABIC Certificate of Incorporation and Domesticated ABIC Bylaws, in the form set forth on Annex B and Annex C of the proxy statement/prospectus, respectively, and containing the provisions noted above, take effect at consummation of the Domestication, assuming adoption of the Charter Proposal.

If any of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal or the Incentive Plan Proposal fails to receive the required shareholder approval, the Business Combination will not be completed.

Recommendation of the ABIC Board with Respect to the Governing Documents Proposals

THE ABIC BOARD UNANIMOUSLY RECOMMENDS THAT THE ABIC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE GOVERNING DOCUMENTS PROPOSALS.

GOVERNING DOCUMENTS PROPOSAL A—ADVISORY VOTE ON THE APPROVAL OF AUTHORIZATION OF CHANGE TO AUTHORIZED SHARE CAPITAL, AS SET FORTH IN THE DOMESTICATED ABIC ORGANIZATIONAL DOCUMENTS

Overview

Governing Documents Proposal A—an advisory vote on the amendment to approve the change in the authorized share capital of ABIC from (i) 500,000,000 Class A Ordinary Shares, (ii) 50,000,000 Class B Ordinary Shares and (iii) 5,000,000 preference shares, par value $0.0001 per share, to (a) 800,000,000 shares of Domesticated ABIC Common Stock and (b) 20,000,000 shares of preferred stock, par value $0.0001 per share, of Domesticated ABIC.

As of the date of this proxy statement/prospectus, there are 50,000,000 ABIC Shares issued and outstanding, which includes an aggregate of 10,000,000 Class B Ordinary Shares and 2,500,000 Class A Ordinary Shares held by the ABIC Initial Shareholders. In addition, as of the date of this proxy statement/prospectus, there is outstanding an aggregate of 30,500,000 ABIC Warrants, comprising 10,500,000 Private Placement Warrants held by the Sponsor and the 20,000,000 Public Warrants.

In connection with the Domestication, at least one day prior to the Merger Effective Time, (i) all outstanding ABIC Shares will convert into shares of Domesticated ABIC Common Stock, (ii) each outstanding ABIC Warrant will convert into a Domesticated ABIC Warrant and (iii) each issued and outstanding ABIC Unit that has not been previously separated into the underlying Class A Ordinary Share and underlying ABIC Warrant upon the request of the holder thereof will be canceled and will entitle the holder thereof to one share of Domesticated ABIC Common Stock and one-half of one Domesticated ABIC Warrant. In the Merger, by operation of law and without further action on the part of ABIC’s shareholders, each share of Domesticated ABIC Common Stock will be converted on a one-for-one basis into shares of HoldCo Common Stock. Each Domesticated ABIC Warrant will convert into a HoldCo Warrant without further action on the part of ABIC’s shareholders.

In accordance with the terms and subject to the conditions of the Business Combination Agreement, in addition to the consideration to be paid at Closing, the Company Equityholder shall receive, in consideration for the transfer, conveyance, and delivery of the Company Equity, 161 million shares of HoldCo Common Stock and the right to receive up to an additional 12.5 million shares of HoldCo Common Stock in the future. For further details, see “The Business Combination Agreement—Consideration.”

In order to ensure that Domesticated ABIC has sufficient authorized capital for future issuances, the ABIC Board has approved, subject to shareholder approval, that the Domesticated ABIC Organizational Documents change in the authorized share capital from (i) 500,000,000 Class A Ordinary Shares, (ii) 50,000,000 Class B Ordinary Shares, and (iii) 5,000,000 preference shares, par value $0.0001 per share, to (a) 800,000,000 shares of Domesticated ABIC Common Stock and (b) 20,000,000 shares of preferred stock, par value $0.0001 per share, of Domesticated ABIC.

This summary is qualified by reference to the complete text of the Domesticated ABIC Organizational Documents, copies of which are attached to this proxy statement/prospectus as Annex B and Annex C. All shareholders are encouraged to read the Domesticated ABIC Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

The principal purpose of this proposal is to provide for an authorized capital structure of Domesticated ABIC that will enable it to continue as an operating company governed by the DGCL. The ABIC Board believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions).

Recommendation of the ABIC Board

THE ABIC BOARD UNANIMOUSLY RECOMMENDS THAT ABIC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE GOVERNING DOCUMENTS PROPOSAL A.

The existence of financial and personal interests of one or more of ABIC’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ABIC and its shareholders and what he, she or they may believe is best for himself, herself or themself in determining to recommend that shareholders vote for the proposals. In addition, ABIC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

GOVERNING DOCUMENTS PROPOSAL B—ADVISORY VOTE ON THE APPROVAL OF PROPOSAL REGARDING ISSUANCE OF PREFERRED STOCK OF DOMESTICATED ABIC AT THE BOARD OF DIRECTORS’ SOLE DISCRETION, AS SET FORTH IN THE DOMESTICATED ABIC ORGANIZATIONAL DOCUMENTS

Overview

Governing Documents Proposal B—an advisory vote on the amendment to authorize the Domesticated ABIC Board to issue any or all shares of Domesticated ABIC preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by the Domesticated ABIC Board and as may be permitted by the DGCL.

Our shareholders are also being asked to approve, on a nonbinding advisory basis, Governing Documents Proposal B, which is, in the judgment of the ABIC Board, necessary to adequately address the needs of Domesticated ABIC after the Domestication.

If Governing Documents Proposal A is approved, the number of authorized shares of preferred stock of Domesticated ABIC will be 20,000,000 shares. Approval of this Governing Documents Proposal B will allow for issuance of any or all of these shares of preferred stock from time to time at the discretion of the Domesticated ABIC Board, as may be permitted by the DGCL, and without further stockholder action. The shares of preferred stock would be issuable for any proper corporate purpose, including, among other things, future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which we may provide equity incentives to employees, officers and directors, and in certain instances may be used as an anti-takeover defense.

This summary is qualified by reference to the complete text of the Domesticated ABIC Organizational Documents, copies of which are attached to this proxy statement/prospectus as Annex B and Annex C. All shareholders are encouraged to read the Domesticated ABIC Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

The ABIC Board believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Authorized but unissued preferred stock may enable the Domesticated ABIC Board to render it more difficult or to discourage an attempt to obtain control of Domesticated ABIC and thereby protect continuity of or entrench its management, which may adversely affect the market price of Domesticated ABIC. If, in the due exercise of its fiduciary obligations, for example, the Domesticated ABIC Board was to determine that a takeover proposal was not in the best interests of Domesticated ABIC, such preferred stock could be issued by the Domesticated ABIC Board without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group by creating a substantial voting bloc in institutional or other hands that might support the position of the Domesticated ABIC Board, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing the Domesticated ABIC Board to issue the authorized preferred stock on its own volition will enable Domesticated ABIC to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. Domesticated ABIC currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized stock for such purposes.

Recommendation of the ABIC Board

THE ABIC BOARD UNANIMOUSLY RECOMMENDS THAT ABIC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE GOVERNING DOCUMENTS PROPOSAL B.

The existence of financial and personal interests of one or more of ABIC’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ABIC and its shareholders and what he, she or they may believe is best for himself, herself or themself in determining to recommend that shareholders vote for the proposals. In addition, ABIC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

GOVERNING DOCUMENTS PROPOSAL C—ADVISORY VOTE ON THE APPROVAL OF PROPOSAL REGARDING THE ABILITY OF STOCKHOLDERS TO ACT BY WRITTEN CONSENT, AS SET FORTH IN THE DOMESTICATED ABIC ORGANIZATIONAL DOCUMENTS

Overview

Governing Documents Proposal C—an advisory vote on the amendment to authorize the removal of the ability of Domesticated ABIC stockholders to take action by written consent in lieu of a meeting.

Our shareholders are also being asked to approve, on a nonbinding advisory basis, Governing Documents Proposal C, which is, in the judgment of the ABIC Board, necessary to adequately address the needs of Domesticated ABIC after the Domestication.

The Domesticated ABIC Organizational Documents stipulate that any action required or permitted to be taken by the stockholders of Domesticated ABIC must be effected at a duly called annual or special meeting of stockholders of Domesticated ABIC, and may not be effected by any consent in writing by such stockholder.

This summary is qualified by reference to the complete text of the Domesticated ABIC Organizational Documents, copies of which are attached to this proxy statement/prospectus as Annex B and Annex C. All shareholders are encouraged to read the Domesticated ABIC Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

Under the Domesticated ABIC Organizational Documents, Domesticated ABIC’s stockholders will have the ability to propose items of business (subject to the restrictions set forth therein) at duly convened stockholder meetings. Eliminating the right of stockholders to act by written consent limits the circumstances under which stockholders can act on their own initiative to remove directors or alter or amend Domesticated ABIC’s organizational documents outside of a duly called special or annual meeting of the stockholders of Domesticated ABIC. Further, the ABIC Board believes continuing to limit stockholders’ ability to act by written consent will reduce the time and effort the Domesticated ABIC Board and management would need to devote to stockholder proposals, which time and effort could distract Domesticated ABIC’s directors and management from other important company business.

In addition, the elimination of the stockholders’ ability to act by written consent may have certain anti-takeover effects by forcing a potential acquirer to take control of the board of directors only at a duly called special or annual meeting. However, this proposal is not in response to any effort of which ABIC is aware to obtain control of Domesticated ABIC, and ABIC and its management do not presently intend to propose other anti-takeover measures in future proxy solicitations. Further, the ABIC Board does not believe that the effects of the elimination of stockholder action by written consent will create a significant impediment to a tender offer or other effort to take control of Domesticated ABIC. Inclusion of these provisions in the Domesticated ABIC Organizational Documents might also increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with the Domesticated ABIC Board and thereby help protect stockholders from the use of abusive and coercive takeover tactics.

Recommendation of the ABIC Board

THE ABIC BOARD UNANIMOUSLY RECOMMENDS THAT ABIC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE GOVERNING DOCUMENTS PROPOSAL C.

The existence of financial and personal interests of one or more of ABIC’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of

ABIC and its shareholders and what he, she or they may believe is best for himself, herself or themself in determining to recommend that shareholders vote for the proposals. In addition, ABIC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

GOVERNING DOCUMENTS PROPOSAL D—ADVISORY VOTE ON THE APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE DOMESTICATED ABIC ORGANIZATIONAL DOCUMENTS

Overview

Governing Documents Proposal D—an advisory vote on the amendment to authorize the amendment and restatement of the Existing Organizational Documents and to authorize all other changes in connection with the replacement of Existing Organizational Documents with the Domesticated ABIC Certificate of Incorporation and Domesticated ABIC Bylaws as part of the Domestication (copies of which are attached to this proxy statement/prospectus as Annex B and Annex C, respectively), including adopting Delaware as the exclusive forum for certain stockholder litigation and the federal district courts of the United States as the exclusive forum for litigation arising out of the Securities Act, which the ABIC Board believes is necessary to adequately address the needs of Domesticated ABIC after the Domestication.

Our shareholders are also being asked to approve, on a nonbinding advisory basis, Governing Documents Proposal D, which is, in the judgment of the ABIC Board, necessary to adequately address the needs of Domesticated ABIC after the Domestication.

The Domesticated ABIC Certificate of Incorporation, which will be in effect upon consummation of the Domestication, provides that, unless Domesticated ABIC consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of Domesticated ABIC, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of Domesticated ABIC to Domesticated ABIC or to Domesticated ABIC’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Domesticated ABIC Organizational Documents (as they may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against Domesticated ABIC governed by the internal affairs doctrine. The forgoing shall not apply to any claims under the Exchange Act or the Securities Act. In addition, unless Domesticated ABIC gives an Alternate Forum Consent, the federal district courts of the United States shall be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act.

Approval of each of the Governing Documents Proposals, assuming approval of each of the other Required Shareholder Proposals, will result, upon the consummation of the Merger, in the wholesale replacement of the Existing Organizational Documents with the Domesticated ABIC Organizational Documents. While certain material changes between the Existing Organizational Documents and the Domesticated ABIC Organizational Documents have been unbundled into distinct Governing Documents Proposals or otherwise identified in this Governing Documents Proposal D, there are other differences between the Existing Organizational Documents and the Domesticated ABIC Organizational Documents (arising from, among other things, differences between Cayman Islands law and the DGCL and the typical form of organizational documents under each such body of law) that will be approved (subject to the approval aforementioned related proposals and consummation of the Domestication) if our shareholders approve this Governing Documents Proposal D. Accordingly, we encourage shareholders to carefully review the terms of the Domesticated ABIC Organizational Documents, attached hereto as Annex B and Annex C, as well as the information set under the “Comparison of Corporate Governance and Shareholder Rights” section of this proxy statement/prospectus.

Reasons for the Amendments

Exclusive Forum

Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist Domesticated ABIC in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. The ABIC Board believes that the Delaware courts are best suited to address disputes involving such matters given that, after the Domestication, Domesticated ABIC will be incorporated in Delaware. Delaware law generally applies to such matters, and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and the post-combination company with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions.

In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make the post-combination company’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.

Adopting the federal district courts of the United States as the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, unless we consent in writing to an alternative forum, is intended to allow for the consolidation of multi-jurisdiction litigation, avoid state court forum shopping, provide efficiencies in managing the procedural aspects of securities litigation and reduce the risk that the outcome of cases in multiple jurisdictions could be inconsistent.

Recommendation of the ABIC Board

THE ABIC BOARD UNANIMOUSLY RECOMMENDS THAT ABIC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE GOVERNING DOCUMENTS PROPOSAL D.

The existence of financial and personal interests of one or more of ABIC’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ABIC and its shareholders and what he, she or they may believe is best for himself, herself or themself in determining to recommend that shareholders vote for the proposals. In addition, ABIC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

SHAREHOLDER PROPOSAL 5: THE INCENTIVE PLAN PROPOSAL

Overview

As discussed in this proxy statement/prospectus, ABIC is asking its shareholders to approve the Incentive Plan Proposal.

The ABIC Board intends to adopt, and ABIC shareholders are being asked to consider and vote upon a proposal to approve (the “Incentive Plan Proposal”), the LiveWire Group, Inc. 2022 Incentive Award Plan (the “Incentive Plan”) and the material terms thereunder. If approved by ABIC shareholders, the Incentive Plan will become effective as of the date of such approval.

This summary is qualified by reference to the complete text of the Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex G. All shareholders are encouraged to read the Incentive Plan in its entirety for a more complete description of its terms.

Purpose of the Incentive Plan

The purpose of the Incentive Plan is to enhance HoldCo’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Equity awards and equity-linked compensatory opportunities are intended to motivate high levels of performance and align the interests of directors, employees and consultants with those of HoldCo’s stockholders by giving directors, employees and consultants the perspective of an owner with an equity or equity-linked stake in HoldCo and providing a means of recognizing their contributions to HoldCo’s success. ABIC’s Board believes that equity ownership opportunities and/or equity-linked compensatory opportunities are necessary to remain competitive in its industry and are essential to recruiting and retaining the highly qualified employees who help HoldCo meet its goals.

Summary of the Incentive Plan

The following summarizes the material terms of the Incentive Plan.

Administration. The board of directors of HoldCo, or any committee to whom the board of directors delegates such power or authority, will serve as the plan administrator of the Incentive Plan. The plan administrator has full authority to take all actions and to make all determinations required or provided for under the Incentive Plan and any award granted thereunder. The plan administrator also has full authority to determine who may receive awards under the Incentive Plan, the type, terms, and conditions of an award, the number of shares of common stock subject to the award or to which an award relates, and to make any other determination and take any other action that the plan administrator deems necessary or desirable for the administration of the Incentive Plan.

Share Reserve. The aggregate number of shares of HoldCo Common Stock that may be issued pursuant to awards granted under the Incentive Plan will be 12% of HoldCo’s fully diluted shares of common stock as of the effective date of the Business Combination, subject to adjustment by the plan administrator in the event of certain changes in Holdco’s corporate structure, as described below. The maximum number of shares that may be granted with respect to incentive stock options (“ISOs”), under the Incentive Plan will be              shares of HoldCo Common Stock.

If an award (or portion thereof) under the Incentive Plan is forfeited, expires, lapses or is terminated, exchanged for or settled for cash or is repurchased or canceled, without having been fully exercised or settled, in any case, at or below the price paid by the participant for such shares or in a manner that results in not issuing any shares covered by such award (or portion thereof), any unused shares subject to such award (or portion thereof) will again become available for new grants under the Incentive Plan. In addition, shares tendered or withheld to satisfy the exercise price or tax withholding obligation for any award granted under the Incentive Plan will again become available for grants under the Incentive Plan. The payment of dividend equivalents in cash in conjunction with any awards under the Incentive Plan will not reduce the shares available for grant under the Incentive Plan. However, the following shares may not be used again for grant under the Incentive Plan: (i) shares subject to stock appreciation rights (“SARs”), that are not issued in connection with the stock settlement of the SAR on exercise; and (ii) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the Incentive Plan upon the assumption of, or in substitution for, awards granted by an entity that merges or consolidates with HoldCo or HoldCo’s subsidiaries prior to such merger or consolidation will not reduce the shares available for grant under the Incentive Plan but will count against the maximum number of shares that may be issued upon the exercise of ISOs.

The Incentive Plan provides that the sum of any cash compensation, other compensation and the aggregate grant date fair value (determined as of the date of the grant under Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any fiscal year may not exceed $            .

Eligibility. HoldCo’s directors, employees and consultants, and employees and consultants of HoldCo’s subsidiaries, will be eligible to receive awards under the Incentive Plan; however, ISOs may only be granted to employees of HoldCo or its parent or subsidiary corporations. Following the Closing, HoldCo is expected to have approximately 6 directors, 150 employees and 0 consultants who will be eligible to receive awards under the Incentive Plan.

Types of Awards. The Incentive Plan allows for the grant of awards in the form of (i) ISOs; (ii) non-qualified stock options (“NSOs”); (iii) SARs; (iv) restricted stock; (v) restricted stock units (“RSUs”); (vi) dividend equivalents; and (vii) other stock-and cash-based awards.

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Stock Options and SARs. The plan administrator may determine the number of shares to be covered by each option and/or SAR, the exercise price and such other terms, conditions, and limitations, including vesting, exercise, term and forfeiture provisions, applicable to each option and/or SAR as it deems necessary or advisable. Stock options provide for the purchase of shares of HoldCo Common Stock in the future at an exercise price set on the grant date. Options granted under the Incentive Plan may be either ISOs or NSOs. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from HoldCo an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of an option or SAR is determined by the plan administrator at the time of grant but shall not be less than 100% of the fair market value, or in the case of ISOs granted to an employee who owns more than 10% of HoldCo, 110% of the fair market value on the day of such grant. Stock options and SARs shall have a maximum term of ten years, or, in the case of ISOs granted to an employee who owns more than 10% of HoldCo, five years from the date of grant.

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Restricted Stock. Restricted stock is an award of shares of HoldCo Common Stock that are subject to certain vesting conditions and other restrictions and that are nontransferable prior to vesting. The plan administrator may determine the terms and conditions of restricted stock awards, including the number of shares awarded, the purchase price, if any, to be paid by the recipient, the applicable vesting conditions and any rights to acceleration thereof.

•	RSUs. RSUs are contractual promises to deliver cash or shares of HoldCo Common Stock in the future, which may also remain forfeitable unless and until specified conditions are met. The terms and conditions applicable to RSUs are determined by the plan administrator, subject to the conditions and limitations contained in the Incentive Plan.

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Other Stock or Cash Based Awards. Other stock or cash based awards are awards of cash, fully vested shares of HoldCo Common Stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of HoldCo Common Stock, and may be based on specified performance criteria. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled.

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Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of HoldCo Common Stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of the dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Adjustments; Corporate Transactions. In the event of certain changes in HoldCo’s corporate structure, including any dividend (other than ordinary cash dividends), distribution, combination, merger or recapitalization or certain other corporate transactions, the plan administrator may make appropriate adjustments to the terms and conditions of outstanding awards under the Incentive Plan to prevent dilution or enlargement of the benefits or intended benefits under the Incentive Plan, to facilitate the transaction or event or to give effect to changes in applicable law or accounting principles. In addition, in the event of certain non-reciprocal transactions with HoldCo’s stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the Incentive Plan and outstanding awards granted thereunder.

Effect of Non-Assumption in Change in Control. In the event that a change in control (as defined in the Incentive Plan) occurs and a participant’s award is not continued, converted, assumed or replaced by HoldCo or a successor entity with an award (which may include, without limitation, a cash based award) with substantially the same value and vesting terms that are no less favorable than those applicable to the underlying award, in each case, as of immediately prior to the change in control, and provided the participant remains continuously employed through such change in control, the award will become fully vested (or with respect to an award that, as of the date of such change in control, remains subject to vesting based on the attainment of performance criteria, will become vested at the greater of (x) target achievement of the performance criteria or (y) actual achievement of the performance criteria through the date of the change in control) and exercisable, as applicable, and all forfeiture, repurchase and other restrictions on such award will lapse, in which case such award, to the extent in the money, will be cancelled upon the consummation of the change in control in exchange for the right to receive the consideration payable in the change in control.

No Repricings. The plan administrator may not, without shareholder approval, reduce the exercise price of any stock option or SAR, cancel any stock option or SAR with an exercise price that is greater than the fair market value of a share of HoldCo Common Stock in exchange for cash or cancel any stock option or SAR in exchange for options, SARs or other awards with an exercise price per share that is less than the exercise price per share of the stock options or SARs for which such new stock options or SARS are exchanged.

Amendment and Termination. The board of directors may amend, suspend, or terminate the Incentive Plan at any time; provided that no amendment (other than an amendment that increases the number of shares reserved for issuance under the Incentive Plan, is permitted by the applicable award agreement or is made pursuant to applicable law) may materially and adversely affect any outstanding awards under the Incentive Plan without the affected participant’s consent. Stockholder approval will be required for any amendment to the Incentive Plan to increase the aggregate number of shares of HoldCo Common Stock that may be issued under the Incentive Plan (other than due to adjustments as a result of stock dividends, reclassifications, stock splits, consolidations or other similar corporate transactions), to the extent necessary to comply with applicable laws or for any amendment to increase the limit on compensation payable to a non-employee director during any fiscal year. An ISO may not be granted under the Incentive Plan after ten years from the earlier of the date the ABIC Board adopts the Incentive Plan or the date on which the shareholders approve the Incentive Plan.

Claw-Back Provisions and Transferability. All awards granted under the Incentive Plan will be subject to any HoldCo claw-back policy as set forth in such claw-back policy or the applicable award agreement. Awards under the Incentive Plan are generally nontransferable, except for certain beneficiary designations, by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable, if applicable, only by the participant.

Foreign Participants. The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States.

Material U.S. Federal Income Tax Consequences

The following is a general summary under current law of the principal United States federal income tax consequences related to awards under the Incentive Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

Non-Qualified Stock Options. If a participant is granted an NSO under the Incentive Plan, the participant should not have taxable income on the grant of the option. Generally, the participant should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares acquired on the date of exercise, less the exercise price paid for the shares. The participant’s basis in HoldCo Common Stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of HoldCo Common Stock on the date the participant exercises such option. Any subsequent gain or loss will be taxable as a long-term or short-term capital gain or loss. HoldCo or its subsidiaries or affiliates, as applicable, generally should be entitled to a federal income tax deduction at the time and for the same amount as the participant recognizes ordinary income (subject to Code limitations).

Incentive Stock Options. A participant receiving ISOs should not recognize taxable income upon grant or at the time of exercise. However, the excess of the fair market value of the shares of HoldCo Common Stock received over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and HoldCo will not be entitled to any deduction. If the holding period requirements are not met, the ISO will be treated as one that does not meet the requirements of the Code for ISOs and the participant will recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price, but not more than the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss. HoldCo and its subsidiaries or affiliates, as applicable, generally are not entitled to a federal income tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares (subject to Code limitations).

Other Awards. The current federal income tax consequences of other awards authorized under the Incentive Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as NSOs; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the participant elects to accelerate recognition as of the date of grant through a Code Section 83(b)

election); RSUs, dividend equivalents and other stock or cash based awards are generally subject to tax upon settlement. HoldCo and its subsidiaries or affiliates, as applicable, generally should be entitled to a federal income tax deduction at the time and for the same amount as the participant recognizes ordinary income.

Section 409A of the Code

Certain types of awards under the Incentive Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest, penalties and additional state taxes). To the extent applicable, the Incentive Plan and awards granted under the Incentive Plan are intended to be structured and interpreted in a manner that either complies with or is exempt from the requirements of Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the plan administrator, the Incentive Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

Plan Benefits

The benefits or amounts that may be received or allocated to participants under the Incentive Plan will be determined at the discretion of the plan administrator and are not currently determinable. The closing price of the Class A Ordinary Shares as of June 3, 2022 was $9.92 per share.

Vote Required for Approval

The Incentive Plan Proposal will be adopted and approved only if the ABIC shareholders approve an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ABIC Shares represented in person or by proxy and entitled to vote thereon and who vote at the General Meeting. Abstentions and broker non-votes will be considered present for the purpose of establishing a quorum, but, as a matter of Cayman Islands law, will not constitute a vote cast at the General Meeting and therefore will have no effect on the approval of the Incentive Plan Proposal as a matter of Cayman Islands law.

The Incentive Plan Proposal is conditioned on the approval and adoption of each of the other Required Shareholder Proposals.

As of the date of this proxy statement/prospectus, the ABIC Initial Shareholders have agreed to vote any ABIC Shares owned by them in favor of the Business Combination Proposal. As of the date hereof, the ABIC Initial Shareholders, collectively own 25% of the issued and outstanding ABIC Shares and have not purchased any Public Shares, but may do so at any time.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Incentive Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex G, including the authorization of the initial share reserve under the Incentive Plan, be approved in all respects.”

Recommendation of the ABIC Board

THE ABIC BOARD UNANIMOUSLY RECOMMENDS THAT ABIC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of ABIC’s directors may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of ABIC and its shareholders and what he, she or they may believe is best for himself, herself or themself in determining to recommend that shareholders vote for the proposals. In addition, ABIC’s officers may have interests in the Business Combination Proposal that may conflict with your interests as a shareholder. See the section entitled “Shareholder Proposal 1: The Business Combination Proposal—Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

SHAREHOLDER PROPOSAL 6: THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal allows the ABIC Board to adjourn the General Meeting to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies for the purpose of obtaining approval of the Required Shareholder Proposals; (ii) for the absence of a quorum; (iii) to allow reasonable additional time for filing or mailing of any legally required supplement or amendment to the proxy statement/prospectus; or (iv) if the holders of Public Shares have elected to redeem such shares such that either (a) the shares of HoldCo Common Stock and HoldCo Warrants would not be approved for listing on the NYSE or (b) the Minimum Cash Condition would not be satisfied at Closing.

Consequences If the Adjournment Proposal Is Not Approved

If the Adjournment Proposal is presented to the General Meeting and is not approved by the shareholders, the ABIC Board may not be able to adjourn the General Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the General Meeting to approve the Required Shareholder Proposals or in the event that ABIC shareholders redeem an amount of Public Shares such that either (a) the shares of HoldCo Common Stock and HoldCo Warrants would not be approved for listing on the NYSE or (b) the Minimum Cash Condition would not be satisfied at Closing.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ABIC Shares represented in person or represented by proxy and entitled to vote thereon and who vote at the General Meeting. Abstentions and broker non-votes will be considered present for the purpose of establishing a quorum, but, as a matter of Cayman Islands law, will not constitute a vote cast at the General Meeting and therefore will have no effect on the approval of the Adjournment Proposal as a matter of Cayman Islands law.

The Adjournment Proposal is not conditioned upon any other Shareholder Proposal.

As of the date of this proxy statement/prospectus, the ABIC Initial Shareholders have agreed to vote any ABIC Shares owned by them in favor of the Business Combination Proposal. As of the date hereof, the ABIC Initial Shareholders, collectively own 25% of the issued and outstanding ABIC Shares and have not purchased any Public Shares, but may do so at any time.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the General Meeting to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies for the purpose of obtaining approval of the Required Shareholder Proposals; (ii) for the absence of a quorum; (iii) to allow reasonable additional time for filing or mailing of any legally required supplement or amendment to the proxy statement/prospectus; or (iv) if the holders of Public Shares have elected to redeem such shares such that either (a) the shares of HoldCo Common Stock and HoldCo Warrants would not be approved for listing on the NYSE or (b) the Minimum Cash Condition would not be satisfied at Closing.”

Recommendation of the ABIC Board

’THE ABIC BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of ABIC’s directors may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of ABIC and its shareholders and what he, she or they may believe is best for himself, herself or themself in determining to recommend that shareholders vote for the proposals. In addition, ABIC’s officers may have interests in the Business Combination Proposal that may conflict with your interests as a shareholder. See the section entitled “Shareholder Proposal 1: The Business Combination Proposal—Interests of Certain Persons in the Business Combination” for a further discussion.

MATERIAL TAX CONSIDERATIONS

This section describes the material U.S. federal income tax consequences to beneficial owners of ABIC Units, Public Shares and Public Warrants of (i) the Domestication, (ii) the redemption of their Public Shares for cash if the acquisition is completed (iii) the Business Combination and (iv) the ownership and disposition of shares of HoldCo Common Stock and HoldCo Warrants acquired pursuant to the Business Combination. This summary is based upon the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” the regulations promulgated by the U.S. Treasury Department, current administrative interpretations and practices of the U.S. Internal Revenue Service, which we refer to as the “IRS,” and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax consequences described below.

This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their particular circumstances, including investors subject to special tax rules such as:

•	our Sponsor, officers or directors;

•	banks or other financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies;

•	pension plans or tax-exempt organizations (including private foundations);

•	governments or agencies or instrumentalities thereof;

•	S corporations, partnerships or other pass-through entities;

•	broker-dealers, or traders in securities that elect mark-to-market treatment;

•	trusts and estates;

•

investors that hold Public Shares or Public Warrants or shares of HoldCo Common Stock or HoldCo Warrants as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive ownership transaction,” “constructive sale” or other integrated transaction for U.S. federal income tax purposes;

•	investors subject to the alternative minimum tax provisions of the Code;

•	U.S. Holders (as defined below) that have a functional currency other than the United States dollar;

•	U.S. expatriates (or former long-term residents of the United States) and investors subject to the U.S. “inversion” rules;

•	persons that own (directly, indirectly, or by attribution) 5% or more (by vote or value) of the ABIC Securities (except to the limited extent provided below), or any class of HoldCo Securities;

•	persons that received ABIC Securities or HoldCo Securities as compensation for services;

•	controlled foreign corporations or passive foreign investment companies;

•	persons who purchase stock in HoldCo as part of the PIPE Financing; or

•	accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the Code,

all of which may be subject to tax rules that differ materially from those summarized below. This summary does not discuss any state, local or non-United States tax considerations, any non-income tax (such as gift or estate tax) considerations or the Medicare tax. In addition, this summary does not address any tax consequences to investors that directly or indirectly hold equity interests in LiveWire or H-D prior to the Business Combination, including holders of Public Shares or Public Warrants that also hold, directly or indirectly, equity interests in LiveWire or H-D. This summary is limited to investors that hold Public Shares or Public Warrants or shares of HoldCo Common Stock or HoldCo Warrants as “capital assets” (generally, property held for investment) under the Code.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Public Shares or Public Warrants or shares of HoldCo Common Stock or HoldCo Warrants, the tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and the partner and certain determinations made at the partner level. If you are a partner in a partnership holding Public Shares or Public Warrants or shares of HoldCo Common Stock or HoldCo Warrants, you are urged to consult your tax advisor regarding the tax consequences of (i) the Domestication, (ii) the redemption of their Public Shares for cash if the acquisition is completed, (iii) the Business Combination and (iv) the ownership and disposition of shares of HoldCo Common Stock and HoldCo Warrants acquired pursuant to the Business Combination.

Because each ABIC Share and ABIC Warrant that compose an ABIC Unit are separable at the option of the holder and because each such share and warrant so separated is listed and tradable on the NYSE, each such share and warrant should be treated for U.S. federal income tax purposes as separate instruments and the unit itself should not be treated as an integrated instrument. No assurance can be given, however, that the IRS would not assert, or that a court would not sustain a contrary position. The remainder of this discussion assumes that each such share and warrant that compose an ABIC Unit is treated for U.S. federal income tax purposes as a separate instrument and the unit itself is not treated as an integrated instrument. You are urged to consult your tax advisor concerning the U.S. federal, state, local and any foreign tax consequences of an investment in a unit (including alternative characterizations of a unit).

U.S. Federal Income Tax Considerations to U.S. Holders

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Public Shares or Public Warrants or shares of HoldCo Common Stock or HoldCo Warrants, as the case may be, that is:

•	an individual who is a United States citizen or resident of the United States;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury regulations to be treated as a United States person.

Effects of the Domestication on U.S. Holders

In General

The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the Domestication qualifies as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code.

Based upon customary assumptions and representations made by ABIC, H-D, and HoldCo, as well as certain covenants and undertakings of ABIC, H-D and HoldCo, it is the opinion of Kirkland & Ellis LLP, United States tax counsel to ABIC (“Kirkland & Ellis”), that the Domestication should qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code (an “F Reorganization”). However, the completion of the

Domestication is not conditioned upon the receipt of an opinion of counsel regarding the U.S. federal income tax consequences of the Domestication, and none of ABIC, H-D or HoldCo intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Domestication. If any of the facts, assumptions, representations, covenants or undertakings by ABIC, H-D or HoldCo is incorrect, incomplete or inaccurate or is violated, the accuracy of the opinion may be affected and the U.S. federal income tax consequences of the Domestication could differ from those described herein.

An F Reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected.” Pursuant to the Domestication, we will change our jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. Due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code on the statutory conversion of a corporation holding only investment type assets such as ABIC, whether the Domestication qualifies as an F Reorganization is not entirely clear. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position.

In the case of a transaction, such as the Domestication, that should qualify as an F Reorganization, U.S. Holders of Public Shares or Public Warrants generally should not recognize gain or loss for U.S. federal income tax purposes on the Domestication, except as provided under “—Effects of Section 367(b) to U.S. Holders” and “—PFIC Considerations,” and the Domestication should be treated for U.S. federal income tax purposes as if the Cayman entity (i) transferred all of its assets and liabilities to the newly formed Delaware corporation in exchange for all of the outstanding common stock and warrants of such newly formed Delaware corporation; and then (ii) distributed the common stock and warrants of the newly formed Delaware corporation to the shareholders and warrant holders of the Cayman entity in liquidation of the Cayman entity. The taxable year of the Cayman entity for U.S. federal income tax purposes should be deemed to end on the date of the Domestication.

Assuming the Domestication qualifies as an F Reorganization, (i) a U.S. Holder’s tax basis in a share of Domesticated ABIC Common Stock or Domesticated ABIC Warrant, as applicable, received in the Domestication should be the same as its tax basis in the corresponding Public Share or Public Warrant surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder under Section 367(b) of the Code (as discussed below) and (ii) the holding period for a share of Domesticated ABIC Common Stock or Domesticated ABIC Warrant, as applicable, should include such U.S. Holder’s holding period for the corresponding Public Share or Public Warrant surrendered in exchange therefor.

If the Domestication fails to qualify as an F Reorganization, subject to the PFIC rules discussed below, a U.S. Holder may recognize gain or loss with respect to a Public Share or Public Warrant in an amount equal to the difference, if any, between the fair market value of the corresponding share of Domesticated ABIC Common Stock or Domesticated ABIC Warrant received in the Domestication and the U.S. Holder’s adjusted tax basis in its Public Share or Public Warrant, as applicable, surrendered in exchange therefor. In such event, such U.S. Holder’s basis in the share of Domesticated ABIC Common Stock or Domesticated ABIC Warrant would be equal to the fair market value of that share of Domesticated ABIC Common Stock or Domesticated ABIC Warrant on the date of the Domestication, and such U.S. Holder’s holding period for the Domesticated ABIC Common Stock or Domesticated ABIC Warrant would begin on the day following the date of the Domestication.

Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights with respect to their Public Shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of the Domestication. All U.S. Holders considering exercising redemption rights with respect to their Public Shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of redemption rights.

Effects of Section 367(b) to U.S. Holders

Section 367(b) of the Code applies to certain transactions involving foreign corporations, including an inbound domestication of a foreign corporation in an F Reorganization. Section 367(b) of the Code imposes U.S. federal income tax on certain U.S. persons in connection with transactions that would otherwise qualify as a tax-deferred “reorganization” within the meaning of Section 368 of the Code, such as an F Reorganization. Assuming the Domestication qualifies as an F Reorganization, Section 367(b) of the Code will generally apply to U.S. Holders on the date of the Domestication. Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights with respect to their Public Shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of Section 367(b) of the Code as a result of the Domestication.

U.S. Holders that Hold 10 Percent or More (by Vote or Value) of ABIC

A U.S. Holder that on the date of the Domestication beneficially owns (actually or constructively) 10% or more of the total combined voting power of all ABIC Shares entitled to vote or 10% or more of the total value of all ABIC Shares (a “U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to the Public Shares it directly owns, within the meaning of the Treasury Regulations under Section 367(b) of the Code. A U.S. Holder’s ownership of Public Warrants will be taken into account in determining whether such U.S. Holder is a U.S. Shareholder. Complex attribution rules apply in determining whether a U.S. Holder is a U.S. Shareholder, and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A U.S. Shareholder’s “all earnings and profits amount” with respect to its Public Shares is the net positive earnings and profits of ABIC (as determined under the Treasury Regulations under Section 367 of the Code) attributable to such Public Shares (as determined under the Treasury Regulations under Section 367 of the Code) but without regard to any gain that would be realized on a sale or exchange of such Public Shares. Treasury Regulations under Section 367 provide that the all earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code and the Treasury Regulations thereunder. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in the Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

ABIC does not expect to have significant cumulative earnings and profits through the date of the Domestication. If ABIC’s cumulative earnings and profits through the date of the Domestication are less than or equal to zero, then a U.S. Holder should not be required to include in gross income an “all earnings and profits amount” with respect to its Public Shares. If ABIC’s cumulative net earnings and profits are greater than zero through the date of the Domestication, a U.S. Shareholder would be required to include its “all earnings and profits amount” in income as a deemed dividend deemed paid by ABIC under the Treasury Regulations under Section 367(b) of the Code as a result of the Domestication. Any such U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may, under certain circumstances, effectively be exempt from U.S. federal income taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code (commonly referred to as the participation exemption). Such U.S. Holders that are corporate shareholders should consult their own tax advisors as to the applicability of Section 245A of the Code to their particular circumstances. We may in our discretion provide to a U.S. Holder required to include the “all earnings and profits amount” in gross income with respect to its Public Shares information regarding ABIC’s earnings and profits upon written request.

U.S. Holders that Own Less than 10 Percent (by Vote and Value) of ABIC

A U.S. Holder that, on the date of the Domestication, beneficially owns (actually and constructively) Public Shares with a fair market value of $50,000 or more, but is not a U.S. Shareholder, will recognize gain (but not loss) with respect to the Domestication or, in the alternative, may elect to recognize the “all earnings and profits amount” attributable to such U.S. Holder’s Public Shares as described below.

Unless a U.S. Holder makes the election described below, such U.S. Holder generally must recognize gain (but not loss) with respect to Public Shares received in the Domestication in an amount equal to the excess of the fair market value of such Public Shares over the U.S. Holder’s adjusted tax basis in the shares deemed surrendered in exchange therefor.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the “all earnings and profits amount” attributable to its Public Shares under Section 367(b) of the Code.

There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

•	a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

•	a complete description of the Domestication;

•	a description of any stock, securities or other consideration transferred or received in the Domestication;

•	a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

•

a statement that the U.S. Holder is making the election including (A) a copy of the information that the U.S. Holder received from ABIC establishing and substantiating the U.S. Holder’s “all earnings and profits amount” with respect to the U.S. Holder’s Public Shares and (B) a representation that the U.S. Holder has notified ABIC that the U.S. Holder is making the election; and

•	certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

In addition, the election must be attached by an electing U.S. Holder to such U.S. Holder’s timely filed U.S. federal income tax return for the taxable period in which the Domestication occurs, and the U.S. Holder must send notice of making the election to ABIC no later than the date such tax return is filed. In connection with this election, we may in our discretion provide to a U.S. Holder eligible to make such an election information regarding ABIC’s earnings and profits upon written request.

ABIC does not expect to have significant cumulative earnings and profits through the date of the Domestication. However, as noted above, if it were determined that ABIC had positive earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an “all earnings and profits amount” with respect to its Public Shares, and thus could be required to include that amount in income as a deemed dividend deemed paid by ABIC under applicable Treasury Regulations as a result of the Domestication.

EACH U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE CONSEQUENCES TO IT OF MAKING THE ELECTION DESCRIBED HEREIN AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH ELECTION.

U.S. Holders that Own Public Shares with a Fair Market Value of Less than $50,000

A U.S. Holder that, on the date of the Domestication is not a U.S. Shareholder (as defined above) and, beneficially owns (actually and constructively) Public Shares with a fair market value less than $50,000 generally should not be required to recognize any gain or loss under Section 367(b) of the Code in connection with the Domestication, and generally should not be required to include any part of the “all earnings and profits amount” in income.

Tax Consequences for U.S. Holders of Public Warrants

Subject to the considerations described above relating to a U.S. Holder’s ownership of Public Warrants being taken into account in determining whether such U.S. Holder is a U.S. Shareholder for purposes of Section 367(b) of the Code, and the considerations described below relating to the PFIC rules, a U.S. Holder of Public Warrants should not be subject to U.S. federal income tax with respect to the deemed exchange of Public Warrants for newly issued warrants in the Domestication.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF SECTION 367(b) OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.

PFIC Considerations

In addition to the discussion above under “—Effects of Section 367(b) to U.S. Holders,” the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code.

Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of these rules, which may apply to ABIC prior to the Domestication, interest income earned by ABIC would be considered passive income and cash held by ABIC would be considered a passive asset.

PFIC Status of ABIC

Because ABIC is a blank check company with no current active business, based upon the composition of its income and assets, and upon a review of its financial statements, ABIC believes that it likely was a PFIC for its most recent taxable year ended on December 31, 2021 and likely will be considered a PFIC for its current taxable year which will end as a result of the Domestication.

Effect of PFIC Rules on the Domestication

As discussed above, ABIC believes that it is likely classified as a PFIC for U.S. federal income tax purposes.

Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a United States person that disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations may require gain recognition to U.S. Holders of Public Shares and Public Warrants upon the Domestication if (i) ABIC were classified as a PFIC at any time during such U.S. Holder’s holding period for such Public Shares or Public Warrants; and (ii) the U.S. Holder had not timely made (a) a QEF Election (as described below) for the first taxable year in which the U.S. Holder owned such Public Shares or in which ABIC was a PFIC, whichever is later, or (b) a mark-to-market election (as described below) with respect to such ABIC. Neither election is available with respect to the Public Warrants. The tax on any such recognized gain would be imposed based on a complex set of computational rules.

Under these rules:

•	the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s Public Shares or Public Warrants;

•

the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which ABIC was a PFIC, will be taxed as ordinary income;

•

the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for such year; and

•

an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year (described in the third bullet) of such U.S. Holder.

In addition, the proposed Treasury Regulations provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury Regulations under Section 1291(f) of the Code applies to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) of the Code requires the U.S. Holder to recognize gain or include an amount in income as discussed under “—Effects of Section 367(b) to U.S. Holders,” the gain realized on the transfer is taxable under the PFIC rules discussed above, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized under Section 1291 of the Code is taxable as provided under Section 367(b) of the Code.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. Therefore, if ABIC is a PFIC, U.S. Holders of Public Shares that have not made a timely QEF Election or a mark-to-market election (both as defined and described below) and U.S. Holders of Public Warrants may, pursuant to the proposed Treasury Regulations, be subject to taxation on the Domestication to the extent their Public Shares or Public Warrants have a fair market value in excess of their tax basis therein. An Electing Shareholder (as defined below) generally would not be subject to the adverse PFIC rules discussed above with respect to its Public Shares but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of ABIC, whether or not such amounts are actually distributed to such shareholders in any taxable year.

QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of Public Shares would depend on whether the U.S. Holder makes a timely and effective election to treat ABIC as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of Public Shares during which ABIC qualified as a PFIC (a “QEF Election”). The QEF Election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF Election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a “PFIC Annual Information Statement,” to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF Elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. If applicable, U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF Election under their particular circumstances. A U.S. Holder’s ability to make a QEF Election with respect to ABIC is contingent upon, among other things, the provision by ABIC of a “PFIC Annual Information Statement” to such U.S. Holder. Upon written request, we will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC Annual Information Statement, in order to enable the U.S. Holder to make and maintain a QEF Election. There is no assurance, however, that we would timely provide such required information. A U.S. Holder that makes a QEF Election may be referred to as an “Electing Shareholder” and a U.S. Holder that does not make a QEF Election may be referred to as a “Non-Electing Shareholder.” A QEF Election is not available with respect to Public Warrants. An Electing Shareholder generally would not be subject to the adverse PFIC rules discussed above with respect to their Public Shares. As a result, such a U.S. Holder should not recognize gain or loss as a result of the Domestication except to the extent described under “—Effects of Section 367(b) to U.S. Holders.”

The impact of the PFIC rules on a U.S. Holder of Public Shares may also depend on whether the U.S. Holder has made an election under Section 1296 of the Code. U.S. Holders that hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is regularly traded on a national securities exchange that is registered with the SEC, including NYSE, or a non-U.S. exchange or market that meets certain criteria (a “mark-to-market election”). No assurance can be given that the Public Shares are considered to be regularly traded for purposes of the mark-to-market election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders will generally not be subject to the special taxation rules of Section 1291 of the Code discussed above. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Public Shares. Currently, a mark-to-market election is not available with respect to Public Warrants.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION.

Tax Consequences for U.S. Holders Exercising Redemption Rights

This section is addressed to U.S. Holders of Public Shares that elect to have their Public Shares redeemed for cash as described in the section entitled “General Meeting of ABIC Shareholders—Redemption Rights.” For purposes of this section, references to Public Shares and Public Warrants also refer to the corresponding Domesticated ABIC Common Stock and Domesticated ABIC Warrants as a result of the Domestication.

Redemption of Public Shares

In the event that a U.S. Holder’s Public Shares are redeemed pursuant to the redemption provisions described in the section entitled “General Meeting of ABIC Shareholders—Redemption Rights,” the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale of the Public Shares under Section 302 of the Code or as a distribution. Generally, whether the redemption qualifies for sale treatment will depend largely on the total number of Public Shares owned by the U.S. Holder (including any stock constructively owned by the U.S. Holder as described below) relative to all Public Shares treated as owned by the U.S. Holder both before and after the redemption. The redemption of Public Shares generally will be treated as a sale of the Public Shares (rather than as a distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder generally takes into account not only shares actually owned by the U.S. Holder, but also shares that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include Public Shares which could be acquired pursuant to the exercise of the warrants (and, after the completion of the Business Combination, shares of HoldCo Common Stock which could be acquired by exercise of the warrants). In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of Public Shares must, among other requirements, be less than 80% of the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the Public Shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the Public Shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares owned by certain family members and the U.S. Holder does not constructively own any other shares and certain other requirements are met. The redemption of the Public Shares will not be essentially equivalent to a dividend if a U.S. Holder’s conversion results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in us will depend on the particular facts and circumstances. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests are satisfied, then the redemption will be treated as a distribution and the tax effects will be as described below under “—Taxation of Distributions.”

U.S. Holders of Public Shares considering exercising their redemption rights are urged to consult their tax advisors to determine whether the redemption of their Public Shares would be treated as a sale or as a distribution under the Code.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Public Shares

If the redemption qualifies as a sale of Public Shares, a U.S. Holder must treat any gain or loss recognized upon a sale, taxable exchange or other taxable disposition of Public Shares as capital gain or loss. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the Public Shares so disposed of exceeds one year. It is unclear, however, whether the redemption provisions described in “General Meeting of ABIC Shareholders—Redemption Rights” may have suspended the running of the applicable holding period for this purpose. Generally, a U.S. Holder will recognize gain or loss in an amount equal to the difference between (i) the sum of cash and the fair market value of any property received in such disposition (or, if the Public Shares are held as part of a unit at the time of the disposition, the portion of the amount realized on such disposition that is allocated to the Public Shares based upon the then fair market values of the Public Shares and the warrant included in the unit) and (ii) the U.S. Holder’s adjusted tax basis in its Public Shares so disposed of. A U.S. Holder’s adjusted tax basis in its Public Shares generally will equal the U.S. Holder’s acquisition cost of the Public Shares (which, if the Public Shares were acquired as part of a unit, is the portion of the purchase price of the unit allocated to the Public Share or, if the Public Shares were received upon exercise of a warrant the initial basis of the Public Shares upon exercise of the warrant (which will generally be as described below in “—Tax Consequences of Ownership and Disposition of Shares of HoldCo Common Stock and HoldCo Warrants Exercisable for Shares of HoldCo Common Stock—Exercise or Lapse of a Warrant”)) less any prior distributions treated as a return of capital. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deduction of capital losses is subject to limitations.

Taxation of Distributions

If the redemption does not qualify as a sale of Public Shares, the U.S. Holder will be treated as receiving a distribution. In general, any distributions to U.S. Holders will constitute taxable dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the Public Shares. Any remaining excess will be treated as taxable gain realized on the sale or other disposition of the Public Shares and will be treated as described above under “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Public Shares.” Dividends we pay to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions, and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be taxable at a reduced rate.

WE URGE HOLDERS OF PUBLIC SHARES CONTEMPLATING EXERCISE OF THEIR REDEMPTION RIGHTS TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.

Tax Consequences of the Merger

Based upon customary assumptions and representations made by ABIC, H-D, and HoldCo, as well as certain covenants and undertakings of ABIC, H-D and HoldCo, it is the opinion of Kirkland & Ellis that the exchange by U.S. Holders of shares of Domesticated ABIC Common Stock for shares of HoldCo Common Stock pursuant to the Merger, in combination with the exchange by affiliates of H-D of their common stock in LiveWire pursuant to the Business Combination, and the PIPE Financing will constitute a tax-deferred transaction pursuant to Section 351 of the Code (the “Section 351 Opinion”).

Based upon customary assumptions, including that as of immediately following the Closing the Trust Account retains at least 50 percent (50%) of its cash balance as of the date hereof taking into account any exercise of redemption rights and payment of transaction expenses by ABIC, and representations made by ABIC, H-D, and HoldCo, as well as certain covenants and undertakings of ABIC, H-D and HoldCo, it is also the opinion of Kirkland & Ellis that the Merger is more likely than not treated as a reorganization described in Section 368(a)(2)(E) or Section 368(a)(1)(B) of the Code (the “Reorganization Opinion”). If the Merger only qualifies as a tax-deferred exchange under Section 351 of the Code and does not qualify as a tax-free reorganization under Section 368(a) of the Code then the exchange of Public Warrants for HoldCo Warrants in the Merger would not qualify for tax-deferred treatment and would be taxable as further described in “— Consequences to U.S. Holders that Exchange Public Warrants in the Merger.” Although this disclosure assumes that the Merger will so qualify, this treatment is not entirely free from doubt, and the IRS or a court could take a different position. U.S. Holders of Public Shares and Public Warrants (and for purposes of this section any holders of the Domesticated ABIC Common Stock and Domesticated ABIC Warrants received in exchange therefor) are urged to consult their tax advisors regarding the proper U.S. federal income tax treatment of the Merger, including with respect to its qualification as a “reorganization” under Section 368(a)(2)(E) or Section 368(a)(1)(B) of the Code. Moreover the qualification of the reorganization will be based on facts and representations which cannot be confirmed until the time of Closing or following the Closing including the extent to which Public Shareholders exercise their redemption rights and the cash balance of the Trust Account immediately following the Closing.

To qualify as a reorganization, a transaction must satisfy certain requirements, including, among others, that the acquiring corporation (or, in the case of certain reorganizations structured similarly to the Merger its corporate parent) continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business, in each case, within the meaning of Treasury Regulations Section 1.368-1(d). However, due to the absence of guidance bearing directly on how the above rules apply in the case of an acquisition of a corporation with only investment-type assets, such as ABIC, the qualification of the Merger as a reorganization is not free from doubt.

The closing of the Business Combination is not conditioned upon the receipt of an opinion of counsel that the Merger will qualify as a transaction described in Section 351(a) or as reorganization (or any other tax-deferral provision of the Code), and none of ABIC, H-D or HoldCo intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Business Combination. Accordingly, no assurance can be given that the IRS will not challenge the Business Combination’s qualification for Section 351(a) or as a reorganization under Section 368(a)(2)(E) or Section 368(a)(1)(B) or that a court will not sustain such a challenge by the IRS. Both the Section 351 Opinion and the Reorganization Opinion are given only as of the date hereof. If any of the facts, covenants or undertakings by ABIC, H-D or HoldCo is incorrect, incomplete or inaccurate or is violated, the accuracy of the opinion may be affected and the U.S. federal income tax consequences of the Merger could differ from those described herein.

Consequences to U.S. Holders that Exchange Public Shares in the Merger

In transactions, like the Merger, that qualify for tax-deferred treatment under Section 351(a) or under Section 368(a), no gain or loss will be recognized by a U.S. Holder of Public Shares that exchanges Public Shares solely for shares of HoldCo Common Stock in the Merger. Accordingly, the adjusted tax basis of the shares of HoldCo Common Stock received by a U.S. Holder of Public Shares in the Merger will be the same as the adjusted tax basis of the Public Shares surrendered in exchange therefor. In addition, the holding period of the shares of HoldCo Common Stock received in the Merger by a U.S. Holder of Public Shares will include the period during which the U.S. Holder held such Public Shares through the date of the Merger.

Consequences to U.S. Holders that Exchange Public Warrants in the Merger

The consequences to a U.S. Holder that exchanges Public Warrants for HoldCo Warrants in the Merger depends on whether, at the Merger Effective Time the Merger qualifies as a reorganization described in Section 368(a) for U.S. federal income tax purposes. If the Merger so qualifies, then no gain or loss would be recognized by the U.S. Holder that exchanges Public Warrants for HoldCo Warrants in the Merger, and accordingly, the adjusted tax basis of the HoldCo Warrants received by such U.S. Holder of Public Warrants in the Merger would be the same as the adjusted tax basis of the Public Warrants surrendered in exchange therefor. In addition, the holding period of the HoldCo Warrants received in the Merger by such a U.S. Holder of Public Warrants would include the period during which the U.S. Holder held such Public Warrants through the date of the Merger.

If the Merger does not qualify as a “reorganization” but only as a transaction described in Section 351(a) of the Code, the treatment of a U.S. Holder’s exchange of Public Warrants for HoldCo Warrants in the merger is uncertain. It is possible that the outstanding Public Warrants, which are currently exercisable for one ABIC Share and will be exercisable for one share of HoldCo Common Stock following the Merger, will be treated for U.S. federal income tax purposes as having been “exchanged” by the holders of such warrants for “new warrants.” In such case, a U.S. Holder would be required to recognize gain or loss in such deemed exchange in an amount equal to the difference between the fair market value of the HoldCo Warrants held by such U.S. Holder immediately following the Merger and the adjusted tax basis of the Public Warrants held by such U.S. Holder immediately prior to the Merger. Alternatively, it is also possible that a U.S. Holder of Public Warrants could be treated as transferring its Public Warrants and Public Shares to HoldCo in exchange for HoldCo Warrants and shares of HoldCo Common Stock in an exchange governed by Section 351 of the Code. If so treated, a U.S. Holder should be required to recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized by such holder (generally, the excess of (x) the sum of the fair market values of the HoldCo Warrants treated as received by such holder and the shares of HoldCo Common Stock received by such holder over (y) such holder’s aggregate adjusted tax basis in the Public Warrants and Public Shares treated as having been exchanged therefor) and (ii) the fair market value of the HoldCo Warrants treated as having been received by such holder in such exchange. Any such gain would generally be long-term capital gain if the U.S. Holder’s holding period for the shares of HoldCo Common Stock and HoldCo Warrants was more than one year at the time of the Merger. It is unclear whether certain redemption rights (described above) may have suspended the running of the applicable holding period for this purpose. Long-term capital gains of non-corporate U.S. Holders (including individuals) currently are eligible for preferential U.S. federal income tax rates. However, the deductibility of capital losses is subject to limitations. The U.S. Holder’s tax basis in the new HoldCo Warrants treated as having been received in the exchange would be equal to the fair market value of such HoldCo Warrants at the time of the Merger, and such U.S. Holder’s holding period in such HoldCo Warrants would begin the day after the Merger. Due to the absence of authority on the U.S. federal income tax consequences of an exchange of warrants if the Merger is not treated as a “reorganization” under Section 368(a) of the Code, U.S. Holders should consult their tax advisors.

Dividends and Other Distributions on Shares of HoldCo Common Stock

Distributions on shares of HoldCo Common Stock will generally be subject to the rules described above under “—Tax Consequences for U.S. Holders Exercising Redemption Rights—Taxation of Distributions.”

Dispositions of Shares of HoldCo Common Stock or HoldCo Warrants

The sale, exchange or other disposition of shares of HoldCo Common Stock will generally be subject to the rules described above in “—Tax Consequences for U.S. Holders Exercising Redemption Rights—Gain or Loss on Sale, Taxable Exchange, or Other Taxable Disposition of Public Shares.” A U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of HoldCo Warrants. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such HoldCo Warrants exceeds one year. The amount of gain or loss recognized on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its HoldCo Warrant so disposed of. A U.S. Holder’s adjusted tax basis in its HoldCo Warrant generally will equal fair market value of such HoldCo Warrant at the time of the Merger. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. The deduction of capital losses is subject to certain limitations.

Exercise or Lapse of a Warrant

Except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize taxable gain or loss on the acquisition of common stock upon exercise of a HoldCo Warrant for cash. The U.S. Holder’s tax basis in the shares of HoldCo Common Stock received upon exercise of the HoldCo Warrant generally will be an amount equal to the sum of the U.S. Holder’s initial investment in the HoldCo Warrant (i.e., the portion of the U.S. Holder’s purchase price for a unit that is allocated to the HoldCo Warrant) and the exercise price. The U.S. Holder’s holding period for the share of HoldCo Common Stock received upon exercise of the HoldCo Warrants will begin on the date following the date of exercise (or possibly the date of exercise) of the HoldCo Warrants and will not include the period during which the U.S. Holder held the HoldCo Warrants. If a HoldCo Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the HoldCo Warrant. Such loss will be long-term if the HoldCo Warrant has been held for more than one year.

The tax consequences of a cashless exercise of a HoldCo Warrant are not clear under current tax law. A cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. Holder’s basis in the shares of HoldCo Common Stock received would equal the U.S. Holder’s basis in the HoldCo Warrant. If the cashless exercise were treated as not being a gain realization event, a U.S. Holder’s holding period in the shares of HoldCo Common Stock would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the HoldCo Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the shares of HoldCo Common Stock would include the holding period of the HoldCo Warrant.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered HoldCo Warrants having a value equal to the exercise price for the total number of HoldCo Warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the shares of HoldCo Common Stock represented by the HoldCo Warrants deemed surrendered and the U.S. Holder’s tax basis in the HoldCo Warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the shares of HoldCo Common Stock received would equal the sum of the fair market value of the shares of HoldCo Common Stock represented by the HoldCo Warrants deemed surrendered and the U.S. Holder’s tax basis in the HoldCo Warrants exercised. A U.S. Holder’s holding period for the shares of HoldCo Common Stock would commence on the date following the date of exercise (or possibly the date of exercise) of the HoldCo Warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

If HoldCo redeems HoldCo Warrants for cash pursuant to the redemption provisions described in the section of this prospectus entitled “General Meeting of ABIC Shareholders—Redemption Rights” or if HoldCo purchases HoldCo Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “—Dispositions of Shares of HoldCo Common Stock or HoldCo Warrants.” The tax consequences of an exercise of a HoldCo Warrant occurring after HoldCo gives notice of an intention to redeem the warrant as described in the section of this prospectus entitled “General Meeting of ABIC Shareholders—Redemption Rights” are unclear under current law. In the case of a cashless exercise, the exercise may be treated either as if HoldCo redeemed such HoldCo Warrant for shares of HoldCo Common Stock or as an exercise of the HoldCo Warrant. If the cashless exercise of a HoldCo Warrant for shares of HoldCo Common Stock is treated as a redemption, then such redemption generally should be treated as a tax-deferred recapitalization for U.S. federal income tax purposes, in which case a U.S. Holder should not recognize any gain or loss on such redemption, and accordingly, a U.S. Holder’s basis in the shares of HoldCo Common Stock received should equal the U.S. Holder’s basis in the HoldCo Warrant and the holding period of the shares of HoldCo Common Stock would include the holding period of the HoldCo Warrant. If the cashless exercise of a HoldCo Warrant for shares of HoldCo Common Stock is treated as an exercise of a HoldCo Warrant for cash, the tax treatment generally should be as described above in this heading. Due to the lack of clarity under current law regarding the treatment of an exercise of a HoldCo Warrant after HoldCo’s giving notice of an intention to redeem the HoldCo Warrant, there can be no assurance as to which, if any, of the alternative tax consequences described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of the exercise of a HoldCo Warrant occurring after HoldCo’s giving notice of an intention to redeem the HoldCo Warrant as described above.

Adjustment to Exercise Price

Under Section 305 of the Code, if certain adjustments are made (or not made) to the number of shares to be issued upon the exercise of a warrant or to the warrant’s exercise price, a U.S. Holder may be deemed to have received a constructive distribution with respect to the warrant, which could result in adverse consequences for the U.S. Holder, including the inclusion of dividend income. These rules governing constructive distributions are complex and U.S. Holders should consult their tax advisors on the tax consequences any such constructive distribution.

U.S. Federal Income Tax Considerations to Non-U.S. Holders

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of Public Shares or Public Warrants, or shares of HoldCo Common Stock or HoldCo Warrants, as the case may be, in each case that is not a U.S. Holder.

Effects of the Domestication on Non-U.S. Holders

ABIC does not expect the Domestication to result in any U.S. federal income tax consequences to Non-U.S. Holders of Public Shares or Public Warrants.

Tax Consequences for Non-U.S. Holders Exercising Redemption Rights

This section is addressed to Non-U.S. Holders of Public Shares that elect to have their Public Shares redeemed for cash as described in the section entitled “General Meeting of ABIC Shareholders—Redemption Rights.” For purposes of this section, references to Public Shares and Public Warrants also refer to the corresponding Domesticated ABIC Common Stock and Domesticated ABIC Warrants as a result of the Domestication.

Redemption of Public Shares

The characterization for United States federal income tax purposes of the redemption of a Non-U.S. Holder’s Public Shares pursuant to the redemption provisions described in the sections entitled “General Meeting of

ABIC Shareholders—Redemption Rights” generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s Public Shares, as described under “—U.S. Federal Income Tax Considerations to U.S. Holders—Tax Consequences for U.S. Holders Exercising Redemption Rights.”

Non-U.S. Holders of Public Shares considering exercising their redemption rights should consult their tax advisors as to whether the redemption of their Public Shares will be treated as a sale or as a distribution under the Code.

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Public Shares

Subject to the discussion below under “—FATCA,” if the redemption qualifies as a sale of Public Shares, a Non-U.S. Holder generally will not be subject to United States federal income or withholding tax in respect of gain recognized on a sale of its Public Shares, unless:

•

the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. Holder), in which case the Non-U.S. Holder will generally be subject to tax at generally applicable U.S. federal income tax rates, and a corporate Non-U.S. Holder may be subject to the branch profits tax at a 30% rate (or lower rate as may be specified by an applicable income tax treaty);

•

the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year in which the redemption takes place and certain other conditions are met, in which case the Non-U.S. Holder will be subject to a 30% tax (or lower rate as may be specified by an applicable income tax treaty) on the individual’s net capital gain for the year; or

•

we are or have been a “U.S. real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held the Public Shares, and, in the case where Public Shares are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or constructively, more than 5% of the ABIC Shares at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder’s holding period for the Public Shares.

With respect to the third bullet point above (if applicable to a particular Non-U.S. Holder), gain recognized by such holder on the sale, exchange or other disposition of Public Shares will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a purchaser of Public Shares from such Non-U.S. Holder would be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such disposition. There can be no assurance that Public Shares will be treated as regularly traded on an established securities market. ABIC does not believe that it has been or will be a “United States real property holding corporation” for U.S. federal income tax purposes but there can no assurance in this regard.

Taxation of Distributions

If the redemption does not qualify as a sale of Public Shares, the Non-U.S. Holder will be treated as receiving a distribution. Subject to the discussion below under “—FATCA,” in general, any distributions we make to a Non-U.S. Holder on Public Shares, to the extent paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, the applicable withholding agent will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate. Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its Public Shares (and, subject to the discussion below under “—FATCA,” and the third bullet point above under “—Tax Consequences for Non-U.S. Holders Exercising Redemption Rights—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Public Shares,” to the extent such distribution does not exceed the adjusted tax basis such amount will generally not be subject to withholding) and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of Public Shares, which will be treated as described above under “—Tax Consequences for Non-U.S. Holders Exercising Redemption Rights—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Public Shares.” Dividends we pay to a Non-U.S. Holder that are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States generally will not be subject to United States withholding tax, provided such Non-U.S. Holder complies with certain certification and disclosure requirements. Instead, such dividends generally will be subject to United States federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders (subject to an exemption or reduction in such tax as may be provided by an applicable income tax treaty). If the Non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Tax Consequences of the Merger

The characterization for United States federal income tax purposes of an exchange of a Non-U.S. Holder’s shares of Domesticated ABIC Common Stock solely for shares of HoldCo Common Stock as a result of the Merger in connection with the Business Combination generally will correspond to the U.S. federal income tax characterization of such an exchange of a U.S. Holder’s shares of Domesticated ABIC Common Stock for shares of HoldCo Common Stock. Any such Non-U.S. Holder generally will not be subject to U.S. federal income tax on the exchange unless the exchange is treated as a taxable exchange and the Non-U.S. Holder falls within any of the circumstances described in the bullets above under “—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Public Shares.”

Tax Consequences of Ownership and Disposition of Shares of HoldCo Common Stock and HoldCo Warrants Exercisable for Shares of HoldCo Common Stock

Dividends and Other Distributions on Shares of HoldCo Common Stock

In general, any distributions made to a Non-U.S. Holder on shares of HoldCo Common Stock (and any constructive distributions a Non-U.S. Holder may be deemed to receive, as described above under “—U.S. Federal Income Tax Considerations to U.S. Holders—Tax Consequences of Ownership and Disposition of Shares of HoldCo Common Stock and HoldCo Warrants Exercisable for Shares of HoldCo Common Stock—Adjustment to Exercise Price”) will generally be subject to the rules described above under “—Tax Consequences for Non-U.S. Holders Exercising Redemption Rights—Taxation of Distributions.”

Exercise or Lapse of a Warrant

The U.S. federal income tax characterization of a Non-U.S. Holder’s exercise or lapse of a warrant generally will correspond to the U.S. federal income tax characterization of the exercise or lapse of a warrant by a U.S. Holder, as described under “—U.S. Federal Income Tax Considerations to U.S. Holders—Tax Consequences of Ownership and Disposition of Shares of HoldCo Common Stock and HoldCo Warrants Exercisable for Shares of HoldCo Common Stock—Exercise or Lapse of a Warrant” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. Holder’s gain on the sale or other disposition of the Public Shares and Public Warrants. In addition, capital losses recognized by a Non-U.S. Holder on lapse of a warrant will generally be taken into account for U.S. income tax purposes only for purposes of calculating net capital gain described in the second bullet above in “—Tax Consequences for Non-U.S. Holders Exercising Redemption Rights—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Public Shares.”

Disposition of Shares of HoldCo Common Stock or HoldCo Warrants

The sale, exchange or other disposition of shares of HoldCo Common Stock or HoldCo Warrants will generally be subject to the rules described above in “—Tax Consequences for Non-U.S. Holders Exercising Redemption Rights—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Public Shares.”

FATCA

A 30% withholding tax applies with respect to certain payments on and, after December 31, 2018, gross proceeds from a sale or disposition of, Public Shares, Public Warrants, shares of HoldCo Common Stock, and HoldCo Warrants (including dividends and any constructive distributions treated as a dividend as described above under “—U.S. Federal Income Tax Considerations to U.S. Holders—Tax Consequences of Ownership and Disposition of Shares of HoldCo Common Stock and Warrants Exercisable for Shares of HoldCo Common Stock—Adjustment to Exercise Price”), in each case, if paid to a foreign financial institution or a non-financial foreign entity (including, in some cases, when such foreign financial institution or entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any substantial U.S. owners or provides the withholding agent with a certification identifying the direct and indirect substantial U.S. owners of the entity, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country or future Treasury Regulations may modify these requirements.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on Public Shares and shares of HoldCo Common Stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

U.S. Holders and Non-U.S. Holders are encouraged to consult their tax advisors regarding the possible implications of such withholding tax.

Information Reporting and Backup Withholding

Payments of distributions and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding. Backup withholding generally will not apply, however, to a U.S. Holder if (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its non-U.S. status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a holder will be allowed as a credit against such holder’s U.S. federal income tax liability and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

THE BUSINESS COMBINATION AGREEMENT

This subsection of this proxy statement/prospectus describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, which is attached as Annex A hereto. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination. The legal rights and obligations of the parties to the Business Combination Agreement are governed by the specific language of the Business Combination Agreement, and not this summary.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules of LiveWire (referred to herein as the “LiveWire Disclosure Schedules”), which are not filed publicly and are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. HoldCo, ABIC and LiveWire do not believe that the Schedules contain information that is material to an investment decision. Moreover, certain representations and warranties in the Business Combination Agreement may, may not have been or may not be, as applicable, accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about HoldCo, ABIC or LiveWire or any other matter.

The Business Combination Agreement; Structure of the Business Combination

On December 12, 2021, ABIC, HoldCo, Merger Sub, LiveWire and H-D entered into the Business Combination Agreement, which provides for, among other things, the following transactions in connection with the Closing, prior to or on the Closing Date:

•

at least one day prior to the Merger Effective Time, ABIC will domesticate as a Delaware corporation in accordance with the DGCL and the Cayman Islands Companies Act (the “Domestication”) and will file a certificate of domestication with the Delaware Secretary of State, in form and substance reasonably acceptable to ABIC and LiveWire;

•

on the Closing Date and prior to the Merger and the Exchange, H-D and LiveWire will consummate the separation of the LiveWire Business (as defined below) from H-D (the “Separation”) and the other transactions contemplated by the Separation Agreement;

•

following the Domestication and the Separation, Merger Sub will merge with and into ABIC, with ABIC surviving the merger (hereinafter referred to in this subsection as the “Surviving Company”) as a direct wholly owned subsidiary of HoldCo in accordance with Section 251(g) of the DGCL (the “Merger”) at the effective time of the Merger (the “Merger Effective Time”);

•

on the Closing Date, H-D will contribute to HoldCo all of the outstanding membership interests of LiveWire in exchange for the issuance of shares of HoldCo Common Stock to the Company Equityholder (the “Exchange”) and, as a result of the Exchange, LiveWire will become a direct, wholly owned subsidiary of HoldCo;

•	following the Exchange, HoldCo will contribute 100% of the outstanding membership interests of LiveWire to ABIC;

•

ABIC will amend and restate its certificate of incorporation and bylaws in their entirety, in a form to be agreed to by ABIC and H-D, and as amended, will be the certificate of incorporation and bylaws of the Surviving Company;

•	prior to the Closing Date, if any Class A Ordinary Shares are properly redeemed at the General Meeting, H-D will cause the Company Equityholder to pay and deliver to HoldCo the Backstop;

•	on the Closing Date, H-D will cause the Company Equityholder to purchase 10 million shares of HoldCo Common Stock, for a price per share of $10 and an aggregate purchase price of $100 million; and

•

on the Closing Date, ABIC and HoldCo will consummate the PIPE Financing contemplated by the Investment Agreements. Pursuant to the Investment Agreements, the KYMCO Group agreed to subscribe for and purchase, and ABIC and HoldCo agreed to issue and sell to such investors, an aggregate of 10 million shares of HoldCo Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $100 million. The shares of HoldCo Common Stock to be issued pursuant to the Investment Agreements have not been registered under the Securities Act, and will be issued in reliance on the availability of an exemption from such registration. See the section titled “The Business Combination Agreement—Certain Agreements Related to the Business Combination” of this proxy statement/prospectus for additional information.

“LiveWire Business” means the design, development, marketing, sale or distribution of (a) two-, three- or four-wheeled electric vehicles (including two-wheeled electric vehicles for children of a type designed, developed, marketed, sold or distributed by STACYC, Inc.) or modular platforms for use in such electric vehicles, (b) part and accessories exclusively related to electric vehicles, and (c) electric vehicle systems (including batteries, power electronics, motors or electric vehicle system software), in each case, as conducted by H-D and its subsidiaries (including LiveWire) as of the Closing. See the section titled “The Business Combination Agreement—Certain Agreements Related to the Business Combination—Separation Agreement” of this proxy statement/prospectus for additional information.

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the closing of the Business Combination, including the Investment Agreements, the Investor Support Agreement, the Insider Letter Agreement, and the HoldCo Registration Rights Agreement (each as defined in the accompanying proxy statement/prospectus). See the section titled “The Business Combination Agreement—Certain Agreements Related to the Business Combination” of this proxy statement/prospectus for additional information.

Consideration

The consideration to be paid to the Company Equityholder, ABIC’s shareholders and HoldCo in connection with the Business Combination will include stock consideration and is based on an enterprise value of $1.77 billion of LiveWire (excluding the value of any earn-out).

Merger Consideration

At the Merger Effective Time, following the Domestication, (a) with respect to ABIC’s shareholders, (i) each share of ABIC common stock (excluding any such shares held in treasury by ABIC) (the “Domesticated ABIC Common Stock”) that is issued and outstanding immediately prior to Merger Effective Time will be exchanged for one share of HoldCo Common Stock, in accordance with the DGCL and the Certificate of Merger, and (ii) each ABIC Warrant (the “Domesticated ABIC Warrants”) that is issued and outstanding immediately prior to the Merger Effective Time will be converted into a right to receive the same number of shares of HoldCo Common Stock pursuant to the ABIC Warrant Agreement; and (b) with respect to HoldCo, each share of common stock of Merger Sub that is issued and outstanding immediately prior to the Merger Effective Time will be exchanged for the same number of shares of ABIC common stock.

Exchange Consideration

At the effective time of the Exchange, HoldCo will issue 161,000,000 shares of HoldCo Common Stock to the Company Equityholder, valued at a price per share of $10.00, in exchange for 100% of the membership interests of LiveWire.

Earn-Out Consideration

As additional consideration to the Company Equityholder in respect of the transfer of the Company Equity to HoldCo, HoldCo may issue additional shares of HoldCo Common Stock to the Company Equityholder (the “Earn Out Shares”) upon the occurrence of certain triggering events (as follows) and upon the terms and subject to the conditions set forth in the Business Combination Agreement and other agreements contemplated thereby: (i) a one-time issuance of 6,250,000 Earn Out Shares if the volume-weighted average price (“VWAP”) of HoldCo Common Stock is greater than or equal to $14.00 over any 20 trading days within any 30 consecutive trading day period and (ii) a one-time issuance of 6,250,000 Earn Out Shares if the VWAP of HoldCo Common Stock is greater than or equal to $18.00 over any 20 trading days within any 30 consecutive trading-day period ((i) and (ii) each, a “Triggering Event”), in each case, during a period beginning 18 months from the Closing Date and expiring five years thereafter (the “Earn Out Period”).

Additionally, if there is a change of control of HoldCo prior to the expiration of the Earn Out Period that will result in the holders of HoldCo Common Stock receiving a price per share equal to or in excess of the applicable share price of HoldCo in connection with a Triggering Event, then immediately prior to the consummation of such change of control, any Triggering Event that has not occurred will be deemed to have occurred, HoldCo will issue the applicable Earn Out Shares to the Company Equityholder and the Company Equityholder will be eligible to participate in such change of control.

Representations and Warranties

The Business Combination Agreement contains representations and warranties of H-D, LiveWire, ABIC, HoldCo and Merger Sub, certain of which are qualified by materiality and material adverse effect (or LiveWire Material Adverse Effect as defined below) and may be further modified and limited by the disclosure letters. See “—Material Adverse Effect” below.

Under the Business Combination Agreement, each of H-D and LiveWire made customary representations and warranties to ABIC regarding the LiveWire Business relating to, among other things: organization and qualification; authorization; consents and approvals; capitalization; insurance; financial statements; absence of undisclosed liabilities; litigation and proceedings; compliance with applicable laws; material contracts; material suppliers; employee benefits; labor relations and employees; tax matters; broker’s fees; licenses and permits; title to and sufficiency of assets; real property; intellectual property; privacy and cybersecurity; environmental matters; absence of changes; international trade, anti-corruption and anti-money laundering compliance; and information supplied.

Under the Business Combination Agreement, ABIC made customary representations and warranties to LiveWire and H-D relating to, among other things, organization and qualification; authorization; consents and approvals; subsidiaries; litigation and proceedings; SEC filings; internal controls; listing requirements; financial statements; the Trust Account; Investment Company Act and JOBS Act; absence of changes; absence of undisclosed liabilities; capitalization; broker’s fees; indebtedness; tax matters; business activities; NYSE listing; securities registration matters; affiliate transactions; and employee matters.

Under the Business Combination Agreement, HoldCo and Merger Sub made customary representations and warranties to H-D and LiveWire relating to, among other things, organization and qualification; organizational documents; capitalization; authority relative to the Business Combination; consents and approvals; compliance with laws; board approval and vote required; no prior operations of HoldCo and Merger Sub and post-Closing operations; indebtedness; broker’s fees; information supplied; and tax matters.

Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties of H-D and LiveWire regarding the LiveWire Business are qualified in whole or in part by a “material adverse effect standard” for purposes of determining whether a breach of such representations and warranties has occurred. Pursuant to the Business Combination Agreement, a “LiveWire Material Adverse Effect” means any event, state of facts, condition, change, development, circumstance, occurrence or effect that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the LiveWire Business, (taken as a whole), or (ii) would, or would reasonably be expected to, prevent, materially delay or materially impede the ability of LiveWire and H-D and its subsidiaries to consummate the transactions contemplated by the Business Combination Agreement, including the Merger, the Exchange, the Separation and the PIPE Financing (the “Transactions”), and, in the case of the Ancillary Agreements (as defined below), to consummate the transactions contemplated thereby in all material respects; provided, however, that in the case of clause (i) only, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or would reasonably expected to be, a “LiveWire Material Adverse Effect”: (a) any change in applicable laws or GAAP or any interpretation thereof following the date of the Business Combination Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action expressly required or permitted to be taken by LiveWire, H-D or any of its subsidiaries pursuant to the terms of the Business Combination Agreement or any Ancillary Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic, disease outbreak or other public health emergency (including COVID 19 or any permitted action (as defined thereto) in response thereto) or change in climate, (e) any act of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions or local, national or international political conditions, (f) any failure of the LiveWire Business to meet any projections or forecasts (provided that this clause (f) will not prevent a determination that any event not otherwise excluded from this definition of LiveWire Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a LiveWire Material Adverse Effect), (g) any events generally applicable to the industries or markets in which LiveWire and its subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third-party suppliers), (h) the announcement of the Business Combination Agreement and consummation of the Transactions (it being understood that clause (h) will be disregarded for purposes of the representation and warranty set forth in Section 4.4 of the Business Combination Agreement (No Conflict) and the condition to Closing with respect thereto) or (i) any action taken at the express request of ABIC; provided, further, that any event referred to in clause (a), (b), (d), (e) or (g) above may be taken into account in determining if a LiveWire Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the LiveWire Business, taken as a whole, relative to similarly situated companies in the industry in which the LiveWire Business conducts its operations.

“Ancillary Agreements” means the Separation Agreement, the HoldCo Registration Rights Agreement, the Employee Matters Agreement, the Investor Support Agreement, the Tax Matters Agreement, the Contract Manufacturing Agreement, the Joint Development Agreement, the Intellectual Property License Agreement, the Trademark License Agreement, the Transition Services Agreement, the Master Services Agreement and all the agreements, documents, instruments and certificates entered into or delivered in connection with the Business Combination Agreement or any of the aforementioned agreements and any and all exhibits and schedules thereto. See the section titled “The Business Combination Agreement—Certain Agreements Related to the Business Combination” of this proxy statement/prospectus for additional information.

Under the Business Combination Agreement, certain representations and warranties of ABIC, HoldCo and Merger Sub are qualified in whole or in part by a “material adverse effect” standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Business Combination Agreement, a “material adverse effect” means any change, event or occurrence that, individually or in the aggregate with any other change, event or occurrence, has had or would be reasonably expected to prevent, materially delay or materially impair the ability of ABIC, HoldCo or Merger Sub, as applicable, to enter into, perform and/or consummate the Transactions.

Survival

None of the representation, warranties, covenants and agreements in the Business Combination Agreement will survive Closing, except in the case of claims against a person in respect of such person’s actual fraud and for those covenants and agreements that, by their terms, contemplate performance after Closing.

Closing and Effective Time of the Business Combination

The closing of the Transactions contemplated by the Business Combination Agreement is required to take place remotely by mutual exchange of electronic signatures at 10:00 a.m., New York time, on the third business day, following the satisfaction or waiver of the conditions described under the section titled “The Business Combination Agreement—Conditions to the Closing of the Business Combination,” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such condition) or at such other place, date and/or time as ABIC and LiveWire may agree in writing.

Aggregate Transaction Proceeds

The Business Combination Agreement contains a Minimum Cash Condition pursuant to which LiveWire must have Available Cash of no less than $270 million as a condition to H-D and LiveWire’s obligations to consummate the Merger. The Business Combination Agreement defines Available Cash as an amount equal to (a) the amount of cash available to be released from the Trust Account as of immediately prior to the Closing (net of any redemptions by ABIC shareholders), plus (b) the net amount of proceeds actually received or confirmed to be received by HoldCo pursuant to the KYMCO PIPE Investment as of immediately prior to or concurrently with the Closing, plus (c) the amount of proceeds required to be funded to HoldCo pursuant to the Company Equityholder PIPE Investment, plus the portion of the Backstop actually required to be funded to HoldCo, in each case, by the Company Equityholder, minus the aggregate amount of all Transaction Expenses (as defined below) and all transaction expenses of ABIC (excluding any outstanding amounts under Working Capital Loans).

“Transaction Expenses” means (i) all fees costs and expenses incurred by or on behalf of or subject to payment or reimbursement by H-D or its subsidiaries, including LiveWire and its subsidiaries, before and through the Closing (and not paid prior to the Closing), including employer’s portion of any payroll or employment taxes related thereto (whether deferred or not, but after taking into account any tax credits under the CARES Act), in connection with or incidental to the preparation for, negotiating or consummation of the transactions contemplated by the Business Combination Agreement and the Ancillary Agreements or otherwise in connection with the H-D’s exploration of strategic alternatives, engagement in the process of selling the LiveWire Business, including all fees, costs, expenses, brokerage fees, commissions, finder’s fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers and (ii) any amounts that H-D is obligated to pay pursuant to Section 6.15 of the Separation Agreement; provided, that any Transaction Expenses in excess of $27 million will be the liability and obligation of H-D.

The aggregate transaction proceeds will be used for general corporate purposes of LiveWire following the Business Combination.

Conditions to the Closing of the Business Combination

The respective obligations of each party to the Business Combination to consummate the Transactions are subject to the satisfaction, or, in the case of each item listed below, if permitted by applicable law, waiver by the party for whose benefit such condition exists. There can be no assurance that the parties to the Business Combination Agreement would waive any such provisions of the Business Combination Agreement.

Conditions to Each Party’s Obligations

The respective obligations of each of party to consummate, or cause to be consummated, the Transactions are subject to the satisfaction, or, in the case of each item listed below, if permitted by applicable law, waiver by the party for whose benefit such condition exists:

•	the approval of the Required Shareholder Proposals at the General Meeting will have been obtained;

•

this proxy statement/prospectus becoming effective in accordance with the provisions of the Securities Act, no stop order being issued by the SEC and remaining in effect with respect to this proxy statement/prospectus and no proceeding seeking such a stop order being threatened or initiated by the SEC and remain pending;

•	the applicable waiting period (and any extension thereof) under the HSR Act applicable to the Transactions will have expired or been terminated;

•	there must not be in effect any order or law issued by any court of competent jurisdiction or other governmental entity or legal restraint or prohibit preventing the consummation of the Transactions;

•

after giving effect to any redemptions by ABIC shareholders, ABIC will have at least $5,000,001 of net tangible assets remaining (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act); and

•	the HoldCo Common Stock issuable in connection with the Transactions must have been approved for listing on the NYSE, subject to official notice of the issuance thereof.

Other Conditions to ABIC’s Obligations

The obligations of ABIC to consummate the Transactions are subject to the satisfaction or written waiver at or prior to the Closing, of the following conditions:

•

certain representations and warranties of H-D and LiveWire regarding organization, authorization, capitalization and broker’s fees must be true and correct in all material respects as of the Closing Date (or if given as of an earlier date, must be true and correct in all material respects as of such earlier date), without giving effect to any qualifications and exceptions contained in the Business Combination Agreement that relate to materiality, material adverse effect and LiveWire Material Adverse Effect or any similar qualification or exception;

•

the representations and warranties of H-D and LiveWire, other than representations and warranties regarding organization, authorization, capitalization and broker’s fees must be true and correct as of the Closing Date (or if given as of an earlier date, must be true and correct as of such earlier date) (without giving effect to any qualifications and exceptions contained in the Business Combination Agreement that relate to materiality, material adverse effect and LiveWire Material Adverse Effect or any similar qualification or exception); except in each case, where the failure of such representations or warranties to be true and correct does not constitute a LiveWire Material Adverse Effect; provided that the failure of any representation or warranty of LiveWire contained in the Business Combination Agreement other than with respect to organization, authorization, LiveWire entities, no-conflict, governmental authorities; consents, capitalization and title to and sufficiency of assets to be true and correct as of the Closing Date as a result of taking any action expressly required to be taken in connection with the Separation or Article 2 or 3 of the Business Combination Agreement in compliance with the provisions of the Separation Agreement or such provisions, as applicable, will not be taken into account when determining whether the condition set forth in this paragraph has been satisfied;

•

H-D and LiveWire will have performed or complied in all material respects with the covenants and agreements to be performed or complied with by them under the Business Combination Agreement as of or prior to the Closing;

•	since September 26, 2021, there must not have occurred or be continuing a LiveWire Material Adverse Effect;

•	certain LiveWire assets and liabilities will been transferred to LiveWire (or an entity of LiveWire) in all material respects, in accordance with the terms of the Separation Agreement;

•	ABIC must have received a certificate executed and delivered by an authorized officer of H-D and LiveWire confirming that the conditions set forth in the preceding bullet points have been satisfied;

•

ABIC must have received the Separation Agreement, the Transition Services Agreement, the Master Services Agreement, the Joint Development Agreement, the Intellectual Property License Agreement and the Trademark License Agreement duly executed by LiveWire and H-D;

•	ABIC must have received the Contract Manufacturing Agreement duly executed by LiveWire and Harley-Davidson Motor Company Group, LLC; and

•	ABIC must have received the HoldCo Registration Rights Agreement duly executed by LiveWire and the Company Equityholder.

Other Conditions to H-D’s and LiveWire’s Obligations

The respective obligations of H-D and LiveWire to consummate the Transactions are subject to the satisfaction or written waiver at or prior to the Closing, of the following conditions:

•

certain representations and warranties of ABIC regarding organization, authorization, capitalization and broker’s fees must be true and correct in all material respects as of the Closing Date (or if given as of an earlier date, must be true and correct in all material respects as of such earlier date), without giving effect to any qualifications and exceptions contained in the Business Combination Agreement that relate to materiality, material adverse effect or any similar qualification or exception;

•

the representations and warranties of ABIC, other than certain representations and warranties regarding organization, authorization, capitalization and broker’s fees must be true and correct as of the Closing Date (or if given as of an earlier date, must be true and correct as of such earlier date) without giving effect to any qualifications and exceptions contained in the Business Combination Agreement that relate to materiality, material adverse effect or any similar qualification or exception except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse change or a material adverse effect, individually or in the aggregate, on the assets, financial condition, business or results of operations of ABIC, taken as a whole, or individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impede the ability of ABIC to consummate the Domestication or the Merger; provided that the failure of any representation or warranty of ABIC contained in the Business Combination Agreement, other than with respect to organization, authorization, no conflict, governmental authorities; consents, and capitalization to be true and correct as of the Closing Date as a result of taking any action expressly required to be taken in connection with the Domestication or the Merger will not be taken into account when determining whether the condition set forth in this paragraph has been satisfied;

•

certain representations and warranties of HoldCo and Merger Sub regarding organization, authorization, capitalization and broker’s fees must be true and correct in all material respects as of the Closing Date (or if given as of an earlier date, must be true and correct in all material respects as of such earlier date);

•

the representations and warranties of HoldCo and Merger Sub, other than certain representations and warranties regarding organization, authorization, capitalization and broker’s fees must be true and correct as of the Closing Date (or if given as of an earlier date, must be true and correct as of such earlier date) without giving effect to any qualifications and exceptions contained in the Business

Combination Agreement that relate to materiality, material adverse effect or any similar qualification or exception except, in each case, where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent HoldCo or Merger Sub, as applicable, from performing its obligations under the Business Combination Agreement or any Ancillary Agreement to which it is or is contemplated to be a party; provided that the failure of any representation or warranty of HoldCo or Merger Sub contained in the Business Combination Agreement, other than with respect to organization, certificate of incorporation and bylaws, capitalization, authority and no conflict; required filings and consents to be true and correct as of the Closing Date as a result of taking any action expressly required to be taken in connection with the Separation or Article 2 or 3 of the Business Combination Agreement in compliance with the provisions of the Separation Agreement or such provisions, as applicable, will not be taken into account when determining whether the condition set forth in this paragraph has been satisfied; ABIC will have performed or complied with the covenants and agreements required to be performed or complied by it under the Business Combination Agreement as of or prior to the Closing;

•

HoldCo and Merger Sub will have performed or complied in all material respects with the covenants and agreements to be performed or complied with by them under the Business Combination Agreement as of or prior to the Closing;

•	the amount of Available Cash must be no less than $270 million;

•	the Domestication must have been completed and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware must have been delivered to LiveWire;

•	LiveWire must have received a certificate executed and delivered by an authorized officer of ABIC confirming that the conditions set forth in the preceding bullet points have been satisfied; and

•	LiveWire must have received the HoldCo Registration Rights Agreement duly executed by the Sponsor and HoldCo.

Covenants of the Parties

Conduct of the LiveWire Business

H-D has agreed that from the date of the Business Combination Agreement through the earlier of the Closing or the termination of the Business Combination Agreement (the “Interim Period”), it will, and will cause its subsidiaries to, except as otherwise explicitly contemplated by the Business Combination Agreement, the LiveWire Disclosure Schedules or the Separation Agreement or the Employee Matters Agreement, as required by applicable law or as consented to by ABIC in writing, use commercially reasonable efforts to conduct and operate the LiveWire Business in the ordinary course, including using commercially reasonable efforts to (i) preserve intact the LiveWire Business, together with certain LiveWire assets (as defined in the Separation Agreement), (ii) maintain the services of the officers and employees of the LiveWire Business and (iii) maintain existing business relationships, including the relationships with dealers, suppliers and governmental authorities, to the extent solely related to the LiveWire Business or the LiveWire assets (as defined in the Separation Agreement).

During the Interim Period, H-D has also agreed not to, and to cause its subsidiaries not to, except as otherwise set forth on Section 7.1(b) of the LiveWire Disclosure Schedules, or as consented to by ABIC in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) among other things,

•	change, amend, modify or supplement the governing documents of LiveWire or any of its subsidiaries;

•	make, declare, set aside or pay any dividend or distribution or repurchase or redeem any outstanding equity interest;

•

(A) amend, modify or terminate any material contract (excluding, any expiration or automatic extension or renewal of any such material contract pursuant to its terms) except in the ordinary course of business, (B) waive any material benefit or right under any material contract, (C) enter into any contract that would constitute a material contract if it had been entered into prior to the date of the Business Combination Agreement except in the ordinary course of business (subject to certain exceptions) or (D) consummate any other transaction or make (or agree to make) any other payments that, if reflected in a contract and existing on the date hereof, would survive the termination of intercompany arrangements contemplated by Section 1.3(b) of the Separation Agreement;

•

sell, assign, transfer, license, sublicense, convey, lease, covenant not to assert, pledge or otherwise encumber or subject to any lien, abandon, cancel, let lapse or otherwise dispose of any material tangible LiveWire asset, or any other material tangible assets or properties related to or arising out of the LiveWire Business except for (i) the sale of inventory in the ordinary course of business, (ii) dispositions of obsolete or worthless equipment or (iii) transactions among the LiveWire entities;

•	acquire any ownership interest in any real property;

•

except as required by applicable law, the existing terms of any H-D benefit plans set forth on Section 4.15 of the LiveWire Disclosure Schedules, (i) grant any severance, retention, change in control or termination or similar pay to any LiveWire employee, except for payments made in the ordinary course of business that are not in excess of $100,000, (ii) terminate, adopt, enter into or materially amend any LiveWire benefit plan (as defined in the Employee Matters Agreement) or any plan, policy, practice, program, agreement or other arrangement that would be deemed a LiveWire benefit plan if in effect as of the date of the Business Combination Agreement, (iii) terminate, adopt, enter into or materially amend any other H-D benefit plan to the extent such action would reasonably be expected to result in a material increase in cost to the LiveWire Business, (iv) materially increase or materially decrease the cash compensation or cash bonus opportunity of any LiveWire employee, except base compensation or cash bonus opportunity increases to any such individuals who are not directors or officers, (v) accelerate the time of payment, vesting or funding of any compensation or benefit payable to any LiveWire employees or (vi) grant any equity or equity-based awards to LiveWire employees outside of the ordinary course of business consistent with past practice pursuant to the H-D equity plans (as defined in the Employee Matters Agreement);

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(A) hire or engage any new employee or independent contractor that would be a LiveWire employee if such new employee or independent contractor will receive annual base compensation in excess of $300,000, or (B) terminate the employment or engagement, other than for cause (or due to death), of, or furlough or temporarily lay off, any LiveWire employee with annual base compensation in excess of $300,000;

•

modify the job duties of (A) a LiveWire employee such that he or she is no longer a LiveWire employee or (B) any other employee of the H-D and its subsidiaries such that he or she would be considered a LiveWire employee, in each case, except in the ordinary course of business and excluding hires by the LiveWire Business in the ordinary course;

•	other than in accordance with the Employee Matters Agreement or in the ordinary course of business, transfer any employee to or from LiveWire or any of its subsidiaries;

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implement any layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions or work schedule changes that could implicate the WARN Act, in any case, with respect to LiveWire employees;

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waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any LiveWire employee or current or former independent contractor of the LiveWire Business;

•	(A) merge, consolidate, combine or amalgamate any LiveWire entity with any person or otherwise have any LiveWire entity acquired or purchased acquired by any other person (whether by merger,

consolidating with, purchase of equity securities or assets or otherwise), (B) have any LiveWire entity purchase or otherwise acquire (whether by merging or consolidating with, purchasing any equity security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof or (C) make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any person by a LiveWire entity;

•	subject to certain exceptions, incur, create or assume any indebtedness, except for indebtedness to be repaid in full prior to the Closing;

•	take, or fail to take, any action if such action, or failure to take such action, would reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

•	take certain actions with respect to tax matters;

•

authorize for issuance, issue, sell, transfer, subject to a lien, dispose or deliver any (A) equity interests in any LiveWire entity (including securities exercisable for or convertible into equity of any LiveWire entity), (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any LiveWire entity to issue, deliver or sell any equity interests in any LiveWire entity (including securities exercisable for or convertible into equity of any LiveWire entity) or (C) equity interests in any member of the H-D and its subsidiaries that holds the LiveWire assets until the consummation of the Separation;

•

waive, release, settle, compromise or otherwise resolve any inquiry, action, or enter into any governmental order, in each case, to the extent related to the LiveWire Business, or otherwise constituting or related to any LiveWire asset, LiveWire employee, or to which any LiveWire entity is subject or would be party or bound, as applicable, in each case, other than settlements or compromises of any action that (A) would involve the payment of less than $500,000, in the aggregate, (B) that does not impose, or by its terms will not impose at any point in the future, any material, non-monetary obligations on the LiveWire Business or any LiveWire entity (or HoldCo or any of its affiliates following Closing) and (C) that is otherwise paid in full by the H-D and its subsidiaries prior to the time of the Separation or would constitute H-D liabilities (as defined in the Separation Agreement);

•

sell, assign, transfer, abandon, permit to lapse, license, covenant not to assert or otherwise dispose of any material LiveWire intellectual property (other than nonexclusive licenses of LiveWire intellectual property granted in the ordinary course of business);

•

disclose or agree to disclose to any person (other than ABIC or any of its representatives) any trade secret or any other material confidential or proprietary information, know how or process of LiveWire or any of its subsidiaries other than in the ordinary course of business or in connection with any research or strategic partnership;

•

negotiate, modify, enter into or extend any labor agreement or recognize or certify any labor union, labor organization, or group of employees of LiveWire or any of its subsidiaries as the bargaining representative for any employees of LiveWire or any of its subsidiaries, in each case, other than as required by applicable law;

•	make or commit to make capital expenditures (A) in excess of $1,000,000 or (B) other than in an accordance with the budget made available to ABIC;

•

(A) limit the right of LiveWire or any of LiveWire’s subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any person or (B) grant any exclusive or similar rights to any person;

•	make any change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable law;

•	cease conducting the LiveWire Business, in any material respect in substantially the manner currently conducted as of the date of the Business Combination Agreement; or

•

fail to maintain (A) the material LiveWire assets (as defined in the Separation Agreement) in substantially the same condition as of the date of the Business Combination Agreement, ordinary wear and tear excepted or (B) any insurance policies held by, or for the benefit of, the LiveWire Business.

See the section titled “The Business Combination Agreement—Certain Agreements Related to the Business Combination—Separation Agreement” of this proxy statement/prospectus for additional information.

ABIC Conduct of Business

During the Interim Period, ABIC will use commercially reasonable efforts to conduct and operate its business in the ordinary course and consistent with past practice in all material respects. Further, except as consented to by LiveWire in writing, ABIC has agreed to not, subject to certain exceptions, among other things:

•	amend or otherwise modify the Trust Agreement, the ABIC Warrant Agreement or the governing documents of ABIC;

•	declare, set aside or pay any dividend or make any other distribution to ABIC’s shareholders;

•

subject to certain exceptions (including in connection with ABIC shareholder redemptions and the Domestication), split, combine, reclassify purchase, repurchase, redeem or otherwise acquire any of its equity interests;

•	take, or fail to take, any action if such action, or failure to take such action, would reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

•	take certain actions with respect to tax matters;

•

enter into, renew or amend in any material respect any transaction or contract with certain related parties of ABIC (including, among others, Sponsor, affiliates of ABIC and Sponsor, any officer, director or manager of ABIC, the Sponsor or any affiliate of Sponsor and ABIC);

•

incur, guarantee or otherwise become liable for any indebtedness or any other material liabilities, debts or obligations other than fees and expenses incurred in support of the Transactions or in support of the ordinary course operations of ABIC (which includes any indebtedness of Working Capital Loans incurred in the ordinary course, not to exceed $1,000,000);

•

issue any ABIC Securities or other equity interests, grant any options, warrants or other equity based awards, or amend, modify or waive any of the material terms or rights set forth in any ABIC Warrant or the ABIC Warrant Agreement, in each case, except as required by ABIC’s governing documents in order to consummate the Transactions; or

•

subject to certain exceptions enter into, adopt or amend any benefit plan, or enter into any employment contract or labor agreement or hire any employee or any other individual to provide services to ABIC or its subsidiaries following Closing.

See the section titled “—Certain Agreements Related to the Business Combination—Separation Agreement” of this proxy statement/prospectus for additional information.

HoldCo and Merger Sub Conduct of Business

During the Interim Period, HoldCo and Merger Sub have agreed to not (subject to certain exceptions) among other things,

•	engage in any business or activity of any sort whatsoever other than in connection with the Exchange and the other Transactions;

•

amend or otherwise change HoldCo’s organizational documents or governing documents of Merger Sub except as otherwise required to implement the Transactions, including as contemplated by the Business Combination Agreement;

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

•	reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the HoldCo Common Stock except as otherwise required to implement the Transactions;

•

issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of HoldCo or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of HoldCo or of Merger Sub except as otherwise required under the terms of the Business Combination Agreement or the Investor Support Agreement to implement the Transactions;

•	liquidate, dissolve, reorganize or otherwise wind up the business and operations of HoldCo or of Merger Sub;

•	amend any agreement pursuant to which the Exchange will be effected;

•

acquire or hold any equity securities or rights thereto in any other person, other than HoldCo and Merger Sub, in each case, in accordance with the applicable provisions set forth in Article 2 and Article 3 of the Business Combination Agreement;

•	take, or fail to take, any action if such action, or failure to take such action, would reasonably be expected to prevent, impair or impede the Intended Tax Treatment; or

•	make any material tax election.

Other Covenants of H-D and LiveWire

Pursuant to the Business Combination Agreement, H-D and LiveWire have each agreed, among other things, in addition to the covenants described above under “—Conduct of the LiveWire Business,” to:

•

subject to certain exceptions, afford ABIC and its accountants, counsel and other representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such a manner as to not materially interfere with the ordinary course of business of H-D and its subsidiaries, and solely for purposes in furtherance of the Transactions and the Ancillary Agreements, to all of their respective properties (other than for purposes of performing any testing, sampling or other invasive analysis of any properties, facilities or equipment of LiveWire or any of its subsidiaries), books (including, but not limited to, tax returns and work papers of, and correspondence with, H-D and its ‘subsidiaries’ independent auditors, in each case to the extent relating to the LiveWire Business), contracts, commitments, records and appropriate officers and employees of H-D and its subsidiaries, and have also agreed to furnish such representatives with all financial and operating data and other information concerning the LiveWire Business, to the extent then available, as such representatives may reasonably request;

•

as promptly as reasonably practicable following any “staleness” date (as determined in accordance with the applicable rules and regulations of the SEC), applicable to the financial statements that are required by to be included in this proxy statement/prospectus, LiveWire will deliver to ABIC financial statements of the LiveWire Business required to be included in this registration statement/prospectus;

•

use reasonable best efforts to assist HoldCo and ABIC in causing to be prepared in a timely manner any other financial information or statements that are requirement to be included in the proxy statement/prospectus and any other filings to be made by HoldCo or ABIC with the SEC in connection with the Transactions and to obtain the consents of LiveWire’s auditors with respect thereto as may be required by applicable law or requested by the SEC;

•	prior to the Closing, in the event any litigation related to the Business Combination Agreement, any Ancillary Agreement or the Transactions is brought, or, to the knowledge of LiveWire,

threatened in writing, against any member of H-D and its subsidiaries or the H-D Board by any shareholder of H-D, LiveWire will notify ABIC of any such litigation and keep ABIC reasonably informed with respect to the status thereof, and H-D will provide ABIC the opportunity to participate in, but not control, the defense of any such litigation and give due consideration to ABIC’s advice with respect thereto, and, solely to the extent such litigation is reasonably likely to result in material liability or injunctive relief applicable to HoldCo or ABIC following the Closing, H-D will not settle or agree to settle nay such litigation without the prior written consent of ABIC (such consent not to be unreasonably withheld, conditioned or delayed);

•	H-D will cause the Separation to be completed;

•

subject to certain exceptions, prior to the Closing or termination of the Business Combination Agreement in accordance with its terms, LiveWire and its subsidiaries will not, and LiveWire will use its reasonable best efforts to cause its representatives not to, directly or indirectly, among other things, initiate, solicit or engage in any negotiations with any person with respect to, or provide any non-public information or data concerning LiveWire or any of its subsidiaries to, or enter into any agreement with, any person relating to any purchase of the LiveWire Business or LiveWire or any of its subsidiaries;

•

subject to the satisfaction of certain conditions, H-D will cause the Company Equityholder to consummate, substantially concurrently with the Closing, the Company Equityholder PIPE Investment and, prior to and in connection with the Closing, to the extent any Class A Ordinary Shares are properly redeemed at the General Meeting, H-D will cause the Company Equityholder to pay and deliver to HoldCo an amount in cash equal to the dollar value of such redemptions, in exchange for a number of shares of HoldCo Common Stock with a dollar value equal to such amount (not to exceed $100 million) for a purchase price of $10.00 per share;

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during the Interim Period, H-D will continue to fund all operating expenses, working capital obligations and capital expenditures of the LiveWire Business in a manner consistent with past practice and the business plan previously provided to ABIC in all material respects, and H-D will cause the amount of net working capital in the LiveWire Business (calculated in a manner consistent with H-D’s past practice) that is to be contributed to LiveWire pursuant to the Separation Agreement to be a positive amount immediately prior to the Closing, and in the event the net working capital of the LiveWire Business as of immediately prior to the Closing (but after the Separation) is a negative amount, H-D will cause a sufficient amount of additional cash to be contributed to LiveWire such that such net working capital is a positive amount immediately prior to the Closing;

•

as soon as reasonably practicable following the date of the Business Combination Agreement and prior to the Closing, H-D and LiveWire will finalize the schedules to the Transition Services Agreement based on the draft schedules attached to the form Transition Services Agreement attached as Exhibit F to the Business Combination Agreement;

•

subject to certain exceptions, for a period of six (6) years after the Merger Effective Time, HoldCo will maintain a directors’ and officers’ liability insurance covering those persons who, at the date of the Business Combination Agreement, were covered by ABIC’s, LiveWire’s, HoldCo’s, Merger Sub’s or their respective subsidiaries’ directors’ and officers’ insurance policies; and

•	at or prior to the Closing, HoldCo will enter into customary indemnification agreements with each person who will be a director or officer of HoldCo immediately following the Closing.

Other Covenants of ABIC

Pursuant to the Business Combination Agreement, ABIC has agreed, among other things, in addition to the covenants described above under “—ABIC Conduct of Business,” to:

•	with respect to the Trust Account, as of the Merger Effective Time, the obligations of ABIC to dissolve or liquidate within a specified time period, as contained in the Existing Organizational

Documents, will be terminated and ABIC will have no obligation whatsoever to dissolve and liquidate the assets of ABIC by reason of the closing of the Business Combination or otherwise, and no ABIC shareholders will be entitled to receive any amount from the Trust Account;

•

from the date of the Business Combination Agreement until the Closing Date or, if earlier, the termination pursuant to the Business Combination Agreement, ABIC will not, and will cause its subsidiaries not to, and ABIC will instruct its and their representatives, not to, (i) make any proposal or offer that constitutes a Business Combination Proposal, (ii) initiate any discussions or negotiations with any person with respect to a Business Combination Proposal or (iii) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle or any other agreement relating to a Shareholder Proposal, in each case, other than to or with LiveWire and its respective representatives. From and after the date of the Business Combination Agreement, ABIC will, and will instruct its officers and directors to, and ABIC will instruct and cause its representatives, its subsidiaries and their respective representatives to, immediately cease and terminate all discussions and negotiations with any persons that may be ongoing with respect to a Business Combination Proposal;

•

subject to certain exceptions, ABIC will provide to LiveWire and its accountants, counsel or other representatives, reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such a manner as to not materially interfere with the ordinary course business of ABIC, and solely for purposes in furtherance of the Transactions, to all of ABIC’s books (including, but not limited to, tax returns and work papers of, and correspondence with, ABIC’s independent auditors), contracts, commitments, records and appropriate officers and employees of ABIC, and will furnish such representatives with all financial and operating data and other information concerning the affairs of ABIC, to the extent then available, as such representatives may reasonably request;

•

through the Merger Effective Time, ABIC will use commercially reasonable efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable laws;

•

in the event that any litigation related to the Business Combination Agreement, any Ancillary Agreement or the Transactions is brought, or, to the knowledge of ABIC, threatened in writing, against ABIC or the ABIC Board by any of ABIC shareholders prior to the Closing, ABIC will promptly notify LiveWire of any such litigation and keep LiveWire reasonably informed with respect to the status thereof. ABIC will also provide LiveWire the opportunity to participate in, but not control, the defense of any such litigation, will give due consideration to LiveWire’s advice with respect to such litigation and will not settle or agree to settle any such litigation without the prior written consent of LiveWire; and

•

subject to receipt of the ABIC shareholder approval, at least one day prior to the Merger Effective Time, ABIC will cause the Domestication to become effective in accordance with the Business Combination Agreement.

Joint Covenants

In addition, each of H-D, LiveWire, HoldCo, Merger Sub and ABIC have agreed, among other things, to take certain actions set forth below.

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To the extent required under any laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition or creation or strengthening of a dominant position through merger or acquisition, including but not limited to the Clayton Act, the HSR Act and the laws of any jurisdiction or governmental authority outside of the United States (“Antitrust Laws”), each party agrees to promptly substantially comply with and take reasonably necessary and appropriate actions with respect to

Antitrust Laws, including complying with the notification and reporting requirements of the HSR Act. Each of the parties will substantially comply with any antitrust information or document requests (as described in the Business Combination Agreement).

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Each of the parties will exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and (ii) prevent the entry, in any action brought by an antitrust authority or any other person, of any governmental order which would prohibit, make unlawful or delay the consummation of the Transactions. Reasonable best efforts will not include any action that requires (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any businesses, product lines, assets or capital stock or other interests of any party; (ii) agreeing to license on a non-exclusive basis any portion of the business of any party; or (iii) contesting and resisting (including through litigation) any action that is instituted (or threatened to be instituted) challenging any transaction contemplated by the Business Combination Agreement as in violation of the HSR Act or any other Antitrust Law, and committing to have vacated, lifted, reversed or overturned as soon as practicable (but in any event prior to September 30, 2022) any governmental order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, limits or restricts consummation of the Transactions. Furthermore, nothing contained in the Business Combination Agreement will obligate any party to commit to seek prior approval from any governmental authority of any future transaction.

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The parties will cooperate in good faith with governmental authorities and use reasonable best efforts to complete lawfully the Transactions and the Ancillary Agreement as soon as practicable (but in any event prior to September 30, 2022) and use reasonable best efforts to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding or action in any forum by or on behalf of any governmental authority or the issuance of any governmental order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Domestication, the PIPE Financing, the Exchange, the Merger or any of the other Transactions and the Ancillary Agreements.

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With respect to any filings with, or requests, inquiries, actions or other proceedings by or from, any governmental authority, each of the parties will (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval, consent, or governmental authorization under laws prescribed or enforceable by any governmental authority applicable to the Transactions and the Ancillary Agreements and to resolve any objections as may be asserted by any governmental authority with respect to the Transactions and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by law, LiveWire will promptly furnish to ABIC, and ABIC will promptly furnish to LiveWire, copies of any notices or written communications received by such party or any of its affiliates from any third party or any governmental authority with respect to the Transactions and the Ancillary Agreements, and each party will permit counsel to the other parties an opportunity to review in advance, and each party will consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its affiliates to any governmental authority concerning the Transactions and the Ancillary Agreements; provided that none of the parties will extend any waiting period or comparable period under the HSR Act or enter into any agreement with any governmental authority without the written consent of the other parties, not to be unreasonably withheld. To the extent not prohibited by law, LiveWire agrees to provide ABIC and its counsel, and ABIC agrees to provide LiveWire and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its affiliates, agents or advisors, on the one hand, and any governmental authority, on the other hand, concerning or in connection with the Transactions and the Ancillary Agreements.

•	As promptly as practicable after the execution of the Business Combination Agreement (x) H-D, HoldCo, ABIC and LiveWire will jointly prepare, and HoldCo and ABIC will file with the SEC,

this proxy statement/prospectus in connection with the registration under the Securities Act of HoldCo Common Stock and HoldCo Warrants, and the Domesticated ABIC Common Stock and the Domesticated ABIC Warrants, to be issued in the Merger, the Domestication or otherwise in connection with the Transactions (collectively, the “Registration Statement Securities”). Each of the parties will use its reasonable best efforts to cause this proxy statement/prospectus to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. In the event there is any tax opinion required to be provided in connection with the proxy statement/prospectus, tax counsel to ABIC will provide such tax opinion(s), subject to customary modifications and limitations. ABIC also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the Transactions, and LiveWire will furnish all information concerning LiveWire, its subsidiaries and any of their respective members or shareholders as may be reasonably requested in connection with any such action. Each of the parties agrees to furnish to the other parties all information concerning itself, its affiliates and its and their respective officers, directors, managers, shareholders and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with this proxy statement/prospectus, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the Transactions or any other statement, filing, notice or application made by or on behalf of H-D, HoldCo, ABIC, LiveWire or their respective subsidiaries to any governmental authority or other regulatory or self-regulatory authority of competent jurisdiction (including the NYSE) in connection with the Domestication, the Exchange, the Merger and the other Transactions (the “Offer Documents”). ABIC will cause this proxy statement/prospectus to be mailed to ABIC shareholders in accordance with applicable law and the rules and regulations of the SEC as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act.

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Each of H-D, HoldCo, LiveWire and ABIC will advise the other such parties, reasonably promptly after H-D, HoldCo, LiveWire or ABIC, as applicable, receives notice thereof, of the time when this proxy statement/prospectus has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Domesticated ABIC Common Stock or HoldCo Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of this proxy statement/prospectus Statement or for additional information. Any amendments, modification or supplements to this proxy statement/prospectus and any Offer Document will be jointly prepared by H-D, HoldCo, ABIC and LiveWire and filed with the SEC. Each party will provide the other parties and their respective counsel with (A) any comments or other communications, whether written or oral, that such party or its counsel may receive from time to time from the SEC or its staff with respect to this proxy statement/prospectus or Offer Documents as promptly as reasonably practicable after receipt of such comments or other communications and (B) a reasonable opportunity to participate in the response to such comments and to provide comments on such response (to which reasonable and good-faith consideration will be given), including by participating with the other party or its counsel in any discussions or meetings with the SEC.

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Each of H-D, HoldCo, ABIC and LiveWire will ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) this proxy statement/prospectus will, at the date it is first mailed to ABIC shareholders and at the time of the General Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

•

If H-D, ABIC, LiveWire or HoldCo discovers, at any time prior to the Merger Effective Time, any information relating to H-D, ABIC, LiveWire or HoldCo or any of their respective affiliates, directors or officers which should be set forth in an amendment or supplement to either the Registration Statement or the proxy statement/prospectus, so that either such document would not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information will promptly notify the other parties thereof and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by law, disseminated to ABIC shareholders.

•

ABIC will, in accordance with applicable law and NYSE rules, (i) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (1) cause this proxy statement/prospectus to be disseminated to ABIC shareholders in compliance with applicable law and NYSE rules, (2) duly (A) give notice of and (B) convene and hold the General Meeting in accordance with ABIC’s governing documents and NYSE rules for a date no later than thirty (30) business days following the date the Registration Statement is declared effective under the Securities Act, and (3) solicit proxies from the holders of ABIC Shares to vote in favor of each of the Shareholder Proposals; and (ii) provide ABIC shareholders with the opportunity to elect to effect a redemption of their ABIC Shares. ABIC will, through the ABIC Board, recommend to ABIC shareholders the (A) adoption and approval of the Business Combination Agreement and the Transactions in accordance with applicable law and exchange rules and regulations, (B) the Domestication, (C) in connection with the Domestication, the amendment of ABIC’s organizational documents and approval of the Domesticated ABIC Certificate of Incorporation and Domesticated ABIC Bylaws, (D) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (E) adoption and approval of any other proposals as reasonably agreed by ABIC and LiveWire to be necessary or appropriate in connection with the Transactions, and (F) adjournment of the General Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (F), together, the “Shareholder Proposals”), and include such recommendation in this proxy statement/prospectus. ABIC Board will not withdraw, amend, qualify or modify its recommendation to ABIC shareholders that they vote in favor of the Shareholder Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to ABIC shareholders described in the Business Combination Agreement, a “Modification in Recommendation”); provided, however, that nothing in the Business Combination Agreement will prevent the ABIC Board from approving the termination of the Business Combination Agreement in accordance with its terms or otherwise exercising any other remedies thereunder. ABIC agrees to establish a record date for, duly call, give notice of, convene and hold the General Meeting and submit for approval the Shareholder Proposals and that if the ABIC shareholder approval will not have been obtained at any such General Meeting, then ABIC will promptly continue to take all such necessary actions, including the actions required by the Business Combination Agreement, and, subject to the following sentence, hold additional general meetings until the ABIC shareholder approval has been obtained. ABIC may only adjourn the General Meeting (i) to solicit additional proxies for the purpose of obtaining ABIC shareholder approval, (ii) for the absence of a quorum, (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that ABIC has determined in good faith after consultation with outside legal counsel is required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by ABIC shareholders prior to the General Meeting or (iv) if the holders of Class A Ordinary Shares have elected to redeem a number of Class A Ordinary Shares as of such time that would reasonably be expected to result in the applicable condition set forth in Section 10.8(b) or Section 11.3(c) of the Business Combination Agreement not being satisfied; provided, that, without the consent of LiveWire, the General Meeting (x) may not be adjourned to a date that is more than fifteen (15) days after the date for which the General Meeting was originally scheduled (excluding any adjournments required by applicable law) and (y) will not be held later than five business days prior to September 30, 2022. ABIC agrees that it will provide the holders of Class A Ordinary Shares the opportunity to elect redemption of such Class A Ordinary Shares in connection with the General Meeting.

•

Prior to the Domestication, each of HoldCo and ABIC will take all steps to cause any acquisitions or dispositions of equity securities of HoldCo or equity securities of ABIC, as applicable (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities), that occurs or is deemed to occur by reason of the Transactions by each individual who is or may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the Transactions to be exempt under Rule 16b 3 promulgated under the Exchange Act.

•

Subject to the terms and conditions of the Business Combination Agreement, and to applicable laws, prior to the Closing, the parties will cooperate and use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action (including executing and delivering and documents, certificates, instruments and other papers that are necessary for the consummation of the Transactions), and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary to consummate and make effective, in the most expeditious manner practicable, the Transactions. LiveWire will, and will cause its subsidiaries to, use its and their commercially reasonable efforts to send the requisite notices to or to solicit and obtain the consents of, as applicable, the contractual counterparties to the contracts listed on Section 10.6 of the LiveWire Disclosure Schedules prior to the Closing; provided, however, that no party nor any of their affiliates will be required to pay or commit to pay any amount to (or incur any obligation in favor of) any person from whom any such consent may be required (unless such payment is explicitly required in accordance with the terms of the relevant contract requiring such consent, in which case, such obligation will be paid by H-D and its subsidiaries); provided, further, that the parties acknowledge and agree that the failure to obtain any such consents is not, and will not be, a condition to Closing.

•

Prior to the effectiveness of this proxy statement/prospectus, HoldCo will approve and adopt, in each case, effective as of no later than the Closing Date, an incentive equity plan and an employee stock purchase plan (in a form mutually determined by LiveWire and ABIC (such approval not to be unreasonably withheld, conditioned or delayed by either LiveWire or ABIC, as applicable)). Promptly following the expiration of the sixty (60)-day period following the date HoldCo has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, HoldCo will file an effective registration statement on Form S-8 (or other applicable form, including Form S-3) with respect to the HoldCo Common Stock issuable under the incentive award plan, and HoldCo will use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the incentive award plan remain outstanding.

•

Each of the parties to the Business Combination Agreement acknowledges and agrees that all of the provisions of this and the prior paragraph are included for the sole benefit of ABIC, HoldCo and LiveWire, and that nothing in the Business Combination Agreement, whether express or implied, (i) will be construed to establish, amend or modify any employee benefit plan, program, agreement or arrangement, (ii) will limit the right of ABIC, HoldCo, LiveWire or their respective affiliates to amend, terminate or otherwise modify any H-D benefit plan or other benefit plan following the Closing Date or (iii) will create or confer upon any person who is not a party to the Business Combination Agreement (including any equityholder, any director, manager, officer, employee or independent contractor, or any participant in any H-D benefit plan or other benefit plan (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any particular term of employment, engagement or service.

•

ABIC will use its reasonable best efforts to (i) cause the Domesticated ABIC Common Stock and Domesticated ABIC Warrants to be approved for listing on the NYSE, subject to official notice of issuance; and (ii) satisfy any applicable initial and continuing listing requirements of the NYSE, in each case, as promptly as reasonably practicable after the date of the Business Combination Agreement, and in any event prior to the date on which the Domestication occurs.

•

HoldCo and LiveWire will use their respective reasonable best efforts to (i) cause the HoldCo Common Stock and HoldCo Warrants issuable in the Merger and the HoldCo Common Stock that will become issuable upon the exercise of the HoldCo Warrants to be approved for listing on the NYSE, subject to official notice of issuance; and (ii) satisfy any applicable initial and continuing listing requirements of the NYSE, in each case, as promptly as reasonably practicable after the date of the Business Combination Agreement, and in any event prior to the Closing Date.

•

(i) ABIC will use its reasonable best efforts to cause the ABIC Class A Ordinary Shares and ABIC ordinary warrants to be delisted from the NYSE (or be succeeded by the Domesticated ABIC Common Stock and Domesticated ABIC Warrants) as of the date on which the Domestication occurs or as soon as practicable thereafter; and (ii) LiveWire, HoldCo and ABIC will use their respective reasonable best efforts to cause the Domesticated ABIC Common Stock and Domesticated ABIC Warrants to be delisted from the NYSE and to terminate ABIC’ s registration with the SEC pursuant to Sections 12(b), 12(g) and 15(d) of the Exchange Act as of the Closing Date or as soon as practicable thereafter.

•

Unless otherwise approved in writing by the parties thereto (which approval will not be unreasonably withheld, conditioned or delayed), the parties agree not to permit any amendment or modification to be made to, or grant any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any Subscription Agreement to which they are a party, other than to reflect any permitted assignments or transfers of such agreements by the applicable parties. Subject to the immediately preceding sentence, each of the parties will use reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that they otherwise deems to be proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms described therein, including each using its reasonable best efforts to enforce its rights under the Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) HoldCo, the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms from the date of the Business Combination Agreement until Closing, each party will be bound by and comply with the provisions set forth in the Confidentiality Agreement, dated May 14, 2021, by and between ABIC and H-D (the “Confidentiality Agreement”) as if such provisions were set forth in the Business Combination Agreement (but disregarding any provision of the Confidentiality Agreement that would cause the provisions thereof to terminate, expire or otherwise cease to have binding effect prior to the Closing), and such provisions are thereby incorporated herein by reference; provided, that effective as of and subject to the consummation of the Closing, the Confidentiality Agreement will terminate and be of no further force and effect (other than the terms that expressly survive the termination of the Confidentiality Agreement as set forth therein) without any further action of any of the parties thereto.

•

Each party agrees, that until Closing, except in connection with or support of the Transactions, while any of them are in possession of such material nonpublic information, none of such persons will, directly or indirectly (through its affiliates or otherwise), acquire, offer or propose to acquire, agree to acquire, sell or transfer or offer or propose to sell or transfer any securities of ABIC, communicate such information to any other person or cause or encourage any person to do any of the foregoing in violation of such U.S. federal securities laws and other applicable foreign and domestic laws.

•

Prior to Closing, each of HoldCo, LiveWire, H-D and ABIC will, and each of them will cause its respective subsidiaries (as applicable) and its and their officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement the parties mutually agree to seek in connection with the Transactions (it being understood and agreed that the consummation of any such financing by HoldCo, LiveWire or ABIC will be subject to the parties’ mutual agreement), including (if mutually agreed by the parties) (a) by providing such information and assistance as the other parties may reasonably request, (b) granting such access to the other parties and its representatives as may be reasonably necessary for their due diligence, and (c) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such financing efforts (including direct contact between senior management and other representatives of HoldCo, LiveWire and its subsidiaries at reasonable times and locations). All such cooperation, assistance and access will be granted during normal business hours and will be granted under conditions that will not unreasonably interfere with the business and operations of H-D, HoldCo, LiveWire, ABIC or their respective auditors.

Termination

The Business Combination Agreement may be terminated and the Business Combination abandoned at any time prior to the Closing:

•	by written consent of H-D and ABIC;

•

by written notice from H-D or ABIC to the other parties if any governmental authority will have enacted, issued, promulgated, enforced or entered any governmental order which has become final and non-appealable and remains in effect and which has the effect of making closing of the Business Combination illegal or otherwise permanently preventing or prohibiting consummation of the Business Combination; provided that the governmental authority issuing such governmental order has jurisdiction over the parties with respect to the Domestication, the Exchange or the Merger, as applicable; provided that this right to terminate is not available to LiveWire or ABIC if such party’s breach of any obligation under the Business Combination Agreement is the primary cause of the existence or occurrence of any fact or circumstance but for the existence or occurrence of which the consummation of the Domestication, the Exchange or the Merger, as applicable, would not be illegal or otherwise permanently prevented or prohibited;

•

by written notice from H-D or ABIC to the other parties if the ABIC shareholders do not approve the Shareholder Proposals at the General Meeting by reason of the failure to obtain the required vote at a meeting of ABIC’s shareholders duly convened therefor or at any adjournment thereof, provided that this right to terminate is only available to ABIC if it has complied in all material respects with its obligations with respect to such shareholder meeting as set forth in the Business Combination Agreement;

•

by written notice to ABIC from LiveWire in the event there has been a Modification in Recommendation to the extent such Modification in Recommendation is not withdrawn within 10 business days of such notice;

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prior to the Closing, by written notice to H-D from ABIC (i) in the event of certain uncured breaches on the part of LiveWire or H-D or (ii) if the Closing has not occurred on or before September 30, 2022, unless in the case of (i), ABIC is in breach of the Business Combination Agreement such that certain of the closing conditions would not be satisfied or in the case of (ii), ABIC’s breach of or failure to perform any provision of the Business Combination Agreement is the proximate cause of the failure of the Closing to be consummated by September 30, 2022; or

•

prior to the Closing, by written notice to ABIC from H-D in the event of certain uncured breaches on the part of ABIC or if the Closing has not occurred on or before September 30, 2022, unless H-D is in breach of the Business Combination Agreement such that certain of the closing conditions would not be satisfied.

•

If the Business Combination Agreement is validly terminated, none of the parties thereto will have any liability or any further obligation under the Business Combination Agreement, other than for actual fraud or any willful or material breach of the Business Combination Agreement occurring prior to the termination and other than certain exception and except for certain other exceptions contemplated by the Business Combination Agreement (including the terms of the Confidentiality Agreement) that will survive termination of the Business Combination Agreement.

Expenses

The fees and expenses incurred in connection with the Business Combination Agreement and the Transactions, including the fees and disbursements of legal counsel, financial advisors and accountants, will be paid by the party incurring such fees or expenses. Notwithstanding the foregoing, (a) the Surviving Company will pay or cause to be paid (i) all unpaid transaction expenses of ABIC and (ii) all unpaid Transaction Expenses as set forth on a written statement delivered by H-D to LiveWire at least two business days prior to Closing; and (b) H-D will pay or cause to be paid any Transaction Expenses that exceed $27 million.

Governing Law

The Business Combination Agreement, and all claims or causes of action based upon, arising out of, or related thereto is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction, except to the extent mandatorily governed by the laws of the Cayman Islands.

Amendments

The Business Combination Agreement may be amended or modified in whole or in part, only by an agreement in writing that makes reference to the Business Combination Agreement and has been duly authorized, executed and delivered by each of the parties thereto.

Certain Agreements Related to the Business Combination

HoldCo Registration Rights Agreement

At the closing of the Business Combination, HoldCo will enter into the HoldCo Registration Rights Agreement, substantially in the form attached as Annex F to this proxy statement/prospectus, with LiveWire, the Sponsor, Company Equityholder, John Garcia, John Replogle and George Serafeim. Pursuant to the terms of the HoldCo Registration Rights Agreement, LiveWire, the Sponsor, Company Equityholder, John Garcia, John Replogle and George Serafeim will be entitled to certain piggyback registration rights and customary demand registration rights.

The HoldCo Registration Rights Agreement provides that HoldCo will agree that, as soon as practicable, and in any event within 30 calendar days after the Closing, HoldCo will use commercially reasonable efforts to file with the SEC a shelf registration statement. HoldCo will use its commercially reasonable efforts to have such shelf registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty calendar days after the filing thereof (or ninety calendar days after the filing thereof if the SEC notifies HoldCo that it will “review” the registration statement) and (ii) five business days after the date HoldCo is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review; and HoldCo will not be subject to any form of monetary penalty for its failure to do so.

The HoldCo Registration Rights Agreement also provides for certain lock-up restrictions on the Lock-up Shares. Pursuant to the HoldCo Registration Rights Agreement, (i) Company Equityholder (together with its respective successors and any permitted transferees) agreed to be subject to a seven year lock-up from the Closing Date, (ii) the Sponsor, John Replogle and George Serafeim (together with their respective successors and any permitted transferees) agreed to be subject to a 365-day lock-up from the Closing Date and (iii) John Garcia (together with his respective successors and any permitted transferees) agreed to be subject to an eighteen month lock-up from the Closing Date. Such lock-up restrictions are subject to certain customary exceptions, and an early-release provision if the volume-weighted average of the shares of HoldCo Common Stock is greater than or equal to $18.00 for any 20 trading days within a 30-trading day period; however, with respect to Lock-up Shares held by Company Equityholder, such early release provision commences at least 18 months after the Closing Date and any sales pursuant to such early release provision is subject to the review of the Conflicts Committee. In addition, the Lock-up Shares held by Company Equityholder are subject to early release when written notice of termination is given by LiveWire (or its permitted assigns or successor), pursuant to Section 13.3 of the Contract Manufacturing Agreement.

Investor Support Agreements

Concurrently with the execution of the Business Combination Agreement, the Sponsor, H-D, LiveWire, HoldCo and certain ABIC officers and directors entered into the Investor Support Agreement, attached to this proxy statement/prospectus as Annex T, pursuant to which the Sponsor and certain ABIC officers and directors agreed to, among other things, (i) vote all of their ABIC Shares held of record or thereafter acquired in favor of each of the Shareholder Proposals to be voted upon at the General Meeting shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby, (ii) waive any adjustment to the conversion ratio set forth in the Existing Organizational Documents or any other anti-dilution or similar protection with respect to Class B Ordinary Shares (and any other equity securities of ABIC or HoldCo for which Class B Ordinary Shares are exchanged or converted), including in connection with the issuance of shares in connection with Business Combination or otherwise, including the PIPE Financing, (iii) be bound by certain transfer restrictions with respect to their ABIC Shares and ABIC Warrants prior to the Closing and (iv) forfeit and/or transfer up to an aggregate of 2,000,000 Founder Shares pursuant to the Investor Support Agreement, in each case, under certain circumstances and on the terms and subject to the conditions set forth in the Investor Support Agreement. In addition, the Investor Support Agreement provides that H-D may be obligated to transfer a certain number of shares of HoldCo Common Stock owned by the Company Equityholder, under certain circumstances and on the terms and subject to the conditions set forth in the Investor Support Agreement.

The Investor Support Agreement will automatically terminate, without any notice or action on the part of a party, upon the valid termination of the Business Combination Agreement.

The foregoing description of the Investor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Investor Support Agreement.

Tax Matters Agreement

In connection with the Business Combination, HoldCo will enter into the Tax Matters Agreement, substantially in the form attached as Annex J to this proxy statement/prospectus, with H-D. The Tax Matters Agreement sets forth the principles and responsibilities regarding the allocation of taxes, adjustments with respect to taxes, preparation of tax returns, tax audits and certain other tax matters that affect HoldCo and H-D in the event HoldCo or any of its subsidiaries become members of any of H-D’s consolidated, combined, unitary and other similar groups for federal, state or local income tax purposes (or if HoldCo has certain income, gain, loss and deduction included in the tax returns of such groups). It is not clear if, as of the Closing of the Business Combination, HoldCo will be included in H-D’s group.

Under the Tax Matters Agreement, to the extent that HoldCo or any of its subsidiaries are required to be included in any consolidated or combined income tax return required to be filed by H-D, H-D will prepare and file (or cause to be prepared and filed) each such tax return and will pay or cause to be paid all taxes due in respect thereof. HoldCo will be required to make payments to H-D for HoldCo’s share of taxes reflected on such tax returns. With respect to U.S. federal income tax returns for any taxable period in which HoldCo (or any of its subsidiaries) are included in H-D’s consolidated group for U.S. federal income tax purposes, the amount of taxes to be paid by HoldCo is generally determined, subject to certain adjustments, as if HoldCo and each of its subsidiaries filed its own separate consolidated federal income tax return (HoldCo’s “separate federal tax liability”). With respect to state and local income tax returns for any taxable period in which HoldCo or any of its subsidiaries are included in H-D’s combined, consolidated or unitary group for state or local income tax purposes, the amount of taxes to be paid by HoldCo is determined, subject to certain adjustments using principles analogous to the principles used to compute its separate federal tax liability, as if HoldCo and each of its subsidiaries included in such combined, consolidated or unitary group filed its own combined, consolidated or unitary group state or local income tax return.

HoldCo’s inclusion in H-D’s consolidated group may result in H-D utilizing certain tax attributes that HoldCo generates, including net operating losses, and HoldCo will receive no compensation from H-D for the use of such attributes.

The Tax Matters Agreement will apply as of the initial date upon which H-D’s ownership of HoldCo meets the applicable minimum threshold required to file either a combined return or a consolidated return, and will remain in effect unless the parties agree in writing to terminate the agreement. Notwithstanding any termination of the Tax Matters Agreement, the agreement will continue in effect with respect to any payment or indemnification due for all taxable periods prior to the termination during which the Tax Matters Agreement was in effect.

Investment Agreements

In connection with the signing of the Business Combination Agreement, ABIC and HoldCo entered into Investment Agreements, substantially in the form attached as Annex N to this proxy statement/prospectus, with the KYMCO Group. Pursuant to the Investment Agreements, the KYMCO Group agreed to subscribe for and purchase, and ABIC and HoldCo agreed to issue and sell to such investors, on the closing date, an aggregate of 10,000,000 shares of HoldCo Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $100,000,000. The shares of HoldCo Common Stock to be issued pursuant to the Investment Agreements have not been registered under the Securities Act, and will be issued in reliance on the availability of an exemption from such registration. Pursuant to the Investment Agreements, ABIC and HoldCo agreed not to enter into any agreement with an investor, who is a party to a Subscription Agreement for a private placement of shares of HoldCo Common Stock, with terms and conditions more favorable to such investor, other than the Business Combination Agreement and any other agreement contemplated by the Business Combination Agreement, and certain other exceptions as described in the Investment Agreements. The closing of the KYMCO PIPE Investment is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Closing is not contingent upon the closing of the KYMCO PIPE Investment.

The Investment Agreements provide for certain customary registration rights. In particular, the Investment Agreements provide that HoldCo will use commercially reasonable efforts to submit or file with the SEC a registration statement registering the resale of such shares within thirty calendar days following the Closing Date. Additionally, HoldCo is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty calendar days after the filing thereof (or ninety calendar days after the filing thereof if the SEC notifies HoldCo that it will “review” the registration statement) and (ii) five business days after the date HoldCo is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review; and HoldCo will not be subject to any form of monetary penalty for its failure to do so. HoldCo will keep the registration statement effective until the earliest of (i) the third anniversary of the Closing; (ii) the date the investors cease to hold any shares issued pursuant to the Investment Agreements; or (iii) the first date all registrable shares held by the subscribers may be sold without restriction under Rule 144 without the public information, volume or manner of sale limitations of such rule. The Form of Investment Agreements is attached to this proxy statement/prospectus as Annex N.

Insider Letter Agreement

In connection with the signing of the Business Combination Agreement, ABIC, the Sponsor and certain officers and directors of ABIC entered into the Insider Letter Agreement, attached as Annex O to this proxy statement/prospectus, to amend the Existing Letter Agreement to conform to the terms and conditions of the Business Combination Agreement and the Ancillary Agreements attached thereto.

Separation Agreement

On the Closing Date, prior to the Closing, LiveWire will enter into a Separation Agreement, substantially in the form attached as Annex H to this proxy statement/prospectus, with H-D. The Separation Agreement will set forth LiveWire’s agreements with H-D regarding the Separation.

Transfer of Assets and Assumption of Liabilities. The Separation Agreement will identify the assets to be transferred, liabilities to be retained or assumed (as applicable) and contracts to be assigned or retained (as applicable) to each of LiveWire and H-D (and its applicable subsidiaries) as part of the Separation. The Separation Agreement will provide for when and how such transfers, assumptions and assignments will occur (to the extent that such transfers, assumptions and assignments have not already occurred prior to the parties’ entry into the Separation Agreement).

The Separation Agreement will further set forth the basis on which specified assets or liabilities (or any part thereof), the transfer of which is subject to a third-party consent, approval, permission or waiver, which has not been obtained by the date on which implementation of the Separation occurs in the relevant jurisdiction, will continue to be held by the relevant transferor for the account, risk and economic benefit of, and at the cost of, the relevant transferee.

Intercompany Arrangements. All agreements, arrangements, commitments and understandings, including most intercompany accounts, between LiveWire, on the one hand, and H-D or any of its subsidiaries, on the other hand, will terminate effective as of the completion of the Separation, except specified agreements and arrangements that are intended to survive completion of the Separation that are either transactional in nature or at arms’ length terms.

Representations and Warranties. Except as expressly set forth in the Separation Agreement or any ancillary agreement, neither LiveWire nor H-D will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the Separation, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the Separation. Except as expressly set forth in the Separation Agreement and certain other ancillary agreements, all assets will be transferred on an “as is,” “where is” basis.

Indemnification. LiveWire and H-D each will agree to indemnify the other and each of the other’s shareholders, stockholders, directors, partners, managers, managing members, officers, agents or employees for losses incurred that arise out of or result from (i) liabilities of LiveWire or H-D, as applicable, resulting, directly or indirectly, from liabilities assumed or retained (as applicable) by the other party; and (ii) liabilities of LiveWire or H-D, as applicable, resulting, directly or indirectly, from the operations of the LiveWire business or the H-D business, as applicable, from and after the effective time of the Separation.

Release of Claims. LiveWire and H-D each will agree to release the other and its affiliates, successors and assigns, and all persons that, prior to completion of the Separation, have been the other’s shareholders, directors, officers, agents or employees, and their respective heirs, executors, administrators, successors and assigns, from any claims against any of them that arise out of or relate to LiveWire’s and H-D’s respective businesses, provided that such release will not be effective with respect to (i) any liability provided in or resulting from certain existing agreements between LiveWire and H-D to the extent such liability is specified as not to terminate as of the effective time of the Separation; (ii) any liability provided in or resulting from any of the ancillary agreements or any contract or understanding entered into after the effective time of the Separation between LiveWire and H-D and both their respective affiliates; (iii) any liability assumed, transferred, assigned or allocated to LiveWire and its affiliates or H-D and its affiliates in accordance with the Separation Agreement; or (iv) any liability that LiveWire or H-D have with respect to indemnification or contribution pursuant to the Separation Agreement or otherwise for claims brought against LiveWire or H-D by third parties that are governed by terms of the Separation Agreement.

Mutual non-solicitation undertaking. Subject to certain customary exceptions, each of LiveWire and H-D will agree to a three-year mutual non-solicitation undertaking regarding the other party’s employees.

Other matters governed by the Separation Agreement. Other matters governed by the Separation Agreement will include, without limitation, shared contracts and permits, termination, assignment, insurance arrangements, guarantees and letters of credit, confidentiality, mutual assistance and information sharing and retention after completion of the Separation, and transfer of and post-Separation access to certain books and records.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information present the combination of the financial information of ABIC and LiveWire adjusted to give effect to the separation of the LiveWire business from H-D into an independent company (the “Separation”), the Business Combination and related transactions (collectively, the “Transactions”). In May 2020, the SEC adopted Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” or the “Final Rule.” The Final Rule became effective on January 1, 2021 and the unaudited pro forma condensed financial information herein is presented in accordance therewith.

ABIC is a blank check company incorporated as a Cayman Islands exempted company on July 29, 2020. ABIC was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. The registration statement for ABIC’s IPO was declared effective on October 1, 2020. On October 5, 2020 ABIC consummated the IPO of 40,000,000 ABIC Units, generating gross proceeds of $400 million. Simultaneously with the closing of the IPO, ABIC consummated the sale of 10,500,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to the Sponsor, generating gross proceeds of $10.5 million. Following the closing of the IPO on October 5, 2020, an amount of $400 million ($10.00 per ABIC Unit) from the net proceeds of the sale of the ABIC Units in the IPO and the sale of the Private Placement Warrants was placed in the Trust Account and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 of the Investment Company Act, as determined by ABIC, until the earliest of (i) the completion of a business combination; and (ii) the distribution of the funds in the Trust Account to ABIC’s shareholders.

LiveWire sells electric vehicles and related parts and accessories (“P&A”) and apparel in the United States and certain international markets.

The unaudited pro forma condensed combined balance sheet as of March 27, 2022 combines the historical balance sheet of ABIC as of March 31, 2022 and the historical balance sheet of LiveWire as of March 27, 2022, on a pro forma basis as if the Transactions, summarized below, had been consummated on March 27, 2022. The unaudited pro forma condensed combined statements of operations for the three months ended March 27, 2022 combines the historical statements of operations of ABIC for the period from January 1, 2022 to March 31, 2022 and LiveWire for the period from January 1, 2022 to March 27, 2022. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021 combines the historical statements of operations of ABIC and LiveWire for such period, on a pro forma basis as if the Transactions, summarized below, had been consummated on January 1, 2021, the beginning of the earliest period presented, giving effect to:

•	The Separation transaction accounting and autonomous entity adjustments

•

the impact of the Separation Agreement, Master Services Agreement, Transition Services Agreements, Contract Manufacturing Agreement, Employee Matters Agreement, Tax Matters Agreement and other commercial agreements between LiveWire and H-D and the provisions contained therein.

•	The Business Combination and related transactions transaction accounting adjustments

•	the reverse recapitalization (as described in Note 1) between ABIC and LiveWire;

•

the $100 million investment from Harley-Davidson and the $100 million investment from KYMCO Group, a leading global powersports company headquartered in Taiwan, through a PIPE (private investment in public equity) (collectively, the “PIPE Financing”);

•	the $100 million Backstop amount from the Company Equityholder under the maximum redemption scenario; and

•	the one-time expenses associated with the Business Combination.

The unaudited pro forma condensed combined financial statements should be read in conjunction with LiveWire’s and ABIC’s unaudited and audited financial statements and related notes; the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ABIC” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of LiveWire,” and other financial information included elsewhere in this proxy statement/prospectus, including the Business Combination Agreement.

The unaudited pro forma condensed combined financial information contained herein assumes that ABIC shareholders approve the proposed Business Combination. The ABIC shareholders may elect to redeem their shares of Class A Ordinary Shares for cash even if they approve the proposed Business Combination. ABIC cannot predict how many of its Public Shareholders will exercise their right to have their Class A Ordinary Shares redeemed for cash. As a result, the unaudited pro forma condensed combined financial statements present two redemption scenarios as follows:

•

Assuming No Redemption: This presentation assumes that no Public Shareholders exercise redemption rights with respect to their Class A Ordinary Shares for a pro rata share of the funds in the Trust Account.

•

Assuming Maximum Redemption: This presentation assumes that Public Shareholders holding approximately 37.5 million Class A Ordinary Shares will exercise their redemption rights for an aggregate payment of $375.3 million (based on the estimated per share redemption price of approximately $10.01 per share) from the Trust Account. The Business Combination Agreement includes a condition to closing the Business Combination that, at the Closing, ABIC will have a minimum of $270 million in cash comprising (a) the amount of cash available to be released from the Trust Account as of immediately prior to the Closing (net of the SPAC Share Redemption Amount), plus (b) the net amount of proceeds actually received or confirmed to be received by HoldCo pursuant to the KYMCO PIPE Investment as of immediately prior to or concurrently with the Closing, plus (c) the amount of proceeds required to be funded to HoldCo pursuant to the Company Equityholder PIPE Investment, plus (d) the portion of the Backstop actually required to be funded to HoldCo, in each case, by the Company Equityholder, minus (e) the aggregate amount of all Transaction Expenses and SPAC Transaction Expenses.

Description of the Business Combination

On December 12, 2021, ABIC, HoldCo, Merger Sub, H-D and LiveWire entered into the Business Combination Agreement.

The Business Combination consists of a series of transactions, pursuant to which (i) at least one day prior to the Merger Effective Time, ABIC will complete the Domestication, in connection with which all of the outstanding ABIC Shares will convert into shares of Domesticated ABIC Common Stock, par value $0.0001 per share, and each outstanding ABIC Warrant will convert into a Domesticated ABIC Warrant; (ii) prior to the Closing, on the Closing Date, H-D and LiveWire will consummate the separation of the LiveWire business and the other transactions contemplated by the Separation Agreement; (iii) prior to the Closing, on the Closing Date, the Merger will occur, in which Merger Sub will be merged with and into ABIC, with ABIC surviving the merger as a wholly owned direct subsidiary of HoldCo, and HoldCo will continue as the public company, with each share of Domesticated ABIC Common Stock being converted into the right of the holder thereof to receive one share of HoldCo Common Stock; and (iv) the Company Equityholder shall consummate the Exchange, pursuant to which HoldCo shall acquire from the Company Equityholder, and the Company Equityholder shall transfer, convey and deliver to HoldCo, all of the Company Equity and the Company Equityholder shall receive, in consideration for the transfer, conveyance and delivery of the Company Equity, 161,000,000 shares of HoldCo Common Stock and the right to receive up to an additional 12,500,000 shares of HoldCo Common Stock in the future (as described in more detailed below).

Concurrently with the execution of the Business Combination Agreement, the KYMCO Group has agreed to subscribe to purchase in the aggregate 10,000,000 shares of HoldCo Common Stock for a purchase price of $10.00 per share from HoldCo for an aggregate gross purchase price equal to $100 million. Additionally, H-D shall cause Company Equityholder to purchase 10,000,000 shares of HoldCo Common Stock for a purchase price of $10.00 per share from HoldCo for an aggregate gross purchase price equal to $100 million.

To the extent Public Shareholders exercise redemption rights with respect to their Class A Ordinary Shares for cash, H-D shall cause the Company Equityholder to pay and deliver to HoldCo an amount in cash equal to the dollar value of such redemptions, in exchange for a number of shares of HoldCo Common Stock (the “H-D Backstop Shares”) with a dollar value equal to such amount (not to exceed $100 million (the “H-D Backstop Amount”)) for a purchase price of $10.00 per H-D Backstop Share.

The Company Equityholder will have the contingent right to earn up to an additional 12,500,000 shares of HoldCo Common Stock (the “Earn Out Shares”), subject to the following conditions:

•	6,250,000 of the Earn Out Shares will vest if and at such time as a $14.00 HoldCo Common Stock Price is achieved during the Earn Out Period (as defined below); and

•	6,250,000 of the Earn Out Shares will vest if and at such time as a $18.00 HoldCo Common Stock Price is achieved during the Earn Out Period.

The “HoldCo Common Stock Price” will be considered achieved only (a) when the volume-weighted average price of the shares of common stock of HoldCo is greater than or equal to the applicable threshold for any 20 trading days within a 30-trading day period or (b) the per-share price (based on a fully diluted basis, inclusive of issues of the Earn Out Shares, which are expected to be classified as equity) implied in a change of control transaction is greater than or equal to the applicable threshold.

“Earn Out Period” means the period beginning 18 months post-Closing and ending on the fifth (5th) anniversary date of the beginning of the Earn Out Period.

In connection with the Business Combination, the Sponsor agreed that, at the Closing, it may forfeit and/or transfer up to an aggregate of 2,000,000 Class B Ordinary Shares (“Founder Shares”) owned by the Sponsor (“Sponsor Shares”) in accordance with the Investor Support Agreement. The Sponsor also agreed to waive the right to redeem 2,500,000 shares of Class A Ordinary Shares held.

The following summarizes the pro forma shares of common stock of HoldCo outstanding under the two scenarios:

	Assuming No Redemption		Assuming Maximum Redemption
	Shares	%	Shares	%
Existing LiveWire equityholders (1)	171,000,000	74.0%	181,000,000	89.0%
AEA-Bridges Impact public stockholders	40,000,000	17.4	2,500,000	1.2
AEA-Bridges Impact sponsor stockholders (2)	10,000,000	4.3	10,000,000	4.9
KYMCO stockholder	10,000,000	4.3	10,000,000	4.9

Total shares outstanding at close	231,000,000	100%	203,500,000	100%

(1)	Excludes 12,500,000 HoldCo Common Stock in estimated potential earn out shares as the price threshold for each tranche has not yet been triggered.
(2)	Assumes that the Sponsor shall not forfeit and/or transfer any Founder Shares under the Investor Support Agreement.

The figures in the table above are presented only as illustrative examples and are based on the scenarios described above, which may be different from the actual amount of redemptions in connection with the Business Combination.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 27, 2022

(in thousands)

		Separation				Business Combination
						Assuming No Redemptions Scenario				Assuming Maximum Redemptions Scenario
	LiveWire (Historical)	Transaction Accounting Adjustments		Pro Forma Separation of LiveWire	AEA-Bridges Impact Corp. (Historical)	Transaction Accounting Adjustments			Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets
Cash	$11,871	$—		$11,871	$557	$400,314 200,000 (27,000 (20,069 (2,343	) ) )	(b) (c) (e) (f) (g)	$563,330	$100,000 (375,294)	(d) (j)	$288,036
Accounts receivables, net	9,379	(2,879)	(a)	6,500	—	—			6,500	—		6,500
Accounts receivable from related party	410	(30)	(a)	380	—	—			380	—		380
Inventories, net	17,703	(6,661)	(a)	11,042	—	—			11,042	—		11,042
Other current assets	2,995	(2,874)	(a)	121	166	—			287	—		287

Total current assets	42,358	(12,444)		29,914	723	550,902			581,539	(275,294)		306,245
Investments held in Trust Account	—	—		—	400,314	(400,314)		(b)	—	—		—
Property, plant and equipment, net	19,466	—		19,466	—	—			19,466	—		19,466
Goodwill	8,327	—		8,327	—	—			8,327	—		8,327
Deferred tax assets	72	(72)	(l)	—	—	—			—	—		—
Lease assets	3,260	—		3,260	—	—			3,260	—		3,260
Intangible assets, net	2,156	—		2,156	—	—			2,156	—		2,156
Other long-term assets	117			117					117			117

Total assets	$75,756	$(12,516)		$63,240	$401,037	$150,588			$614,865	$(275,294)		$339,571

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$11,435	$(451)	(a)	$10,984	$—	$—			$10,984	$—		$10,984
Accounts payable and accrued expenses	—	—		—	7,886	(6,944)		(f)	942	—		942
Accrued liabilities	13,595	(5,711)	(a)	7,884	—	—			7,884	—		7,884
Derivative warrant liabilities	—	—		—	24,095	—			24,095	—		24,095
Deferred underwriting fee payable	—	—		—	13,125	(13,125)		(f)	—	—		—
Contingent consideration liability	2,180	(2,180)	(a)	—	—	—			—	—		—
Notes payable to related party	12,296	(12,296)	(a)	—	—	—			—	—		—
Current portion of lease liabilities	1,232	—		1,232	—	—			1,232	—		1,232

Total current liabilities	40,738	(20,638)		20,100	45,106	(20,069)			45,137	—		45,137
Long-term supplier liability	3,657	(3,657)	(a)	—	—	—			—	—		—

		Separation					Business Combination
							Assuming No Redemptions Scenario				Assuming Maximum Redemptions Scenario
	LiveWire (Historical)	Transaction Accounting Adjustments			Pro Forma Separation of LiveWire	AEA-Bridges Impact Corp. (Historical)	Transaction Accounting Adjustments			Pro Forma Combined	Transaction Accounting Adjustments			Pro Forma Combined
Long-term portion of lease liabilities	$2,128	$—			$2,128	$—	$—			$2,128	$—			$2,128
Deferred tax liabilities	169	1,624		(l)	1,793	—	—			1,793	—			1,793
Long-term portion of notes payable to related party	5,783	(5,783)		(a)	—	—	—			—	—			—
Other long-term liabilities	370	(370)		(a)	—	—	—			—	—			—

Total liabilities	52,845	(28,824)			24,021	45,106	(20,069)			49,058	—			49,058
Commitments and contingencies
Class A ordinary shares subject to possible redemption, $0.0001 par value, 40,000,000 shares issued and outstanding at $10.00 per share redemption value	—	—			—	400,000	100,000 (500,000)		(h) (h)	—	—			—
Stockholders’ equity
Holdco Common Stock, $0.0001 par value	—	16		(k)	16	—	2 5		(c) (h)	23	1 (4)	(d (j	) )	20
Preference shares, $0.0001 par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—			—	—	—			—	—			—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 10,000,000 shares issued and outstanding	—	—			—	1	(1)		(h)	—	—			—
Additional paid-in capital	—	39,158		(k)	39,158	—	199,998 (27,000 (99,999 499,995 (46,413	) ) )	(c) (e) (h) (h) (i)	565,739	99,999 (375,290)	(d (j	) )	290,448
Accumulated deficit	—	—			—	(44,070)	(2,343 46,413)		(g) (i)	—	—			—
Net Parent investment	22,866	18,004 (39,174 (1,696	) )	(a) (k) (l)	—	—	—			—	—			—
Accumulated other comprehensive income	45	—			45	—	—			45	—			45

Total equity	22,911	16,308			39,219	(44,069)	570,657			565,807	(275,294)			290,513

Total liabilities and equity	$75,756	$(12,516)			$63,240	$401,037	$150,588			$614,865	$(275,294)			$339,571

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 27, 2022

(in thousands, except share and per share data)

		Separation					Business Combination
							Assuming No Redemptions and Maximum Redemptions Scenario
	LiveWire (Historical)	Autonomous Entity Adjustments			Pro Forma Separation of LiveWire	AEA-Bridges Impact Corp. (Historical)	Transaction Accounting Adjustments			Pro Forma Combined
Revenue, net	$11,414	$—			$11,414	$—	$—			$11,414

Costs and expenses:
Cost of goods sold	10,488	251 1	(bb (cc	) )	10,740	—	—			10,740
Selling, administrative and engineering expense	16,112	959	(cc	)	17,071	—	—			17,071
Formation and operating costs	—	—			—	1,589	—			1,589

Operating expense	26,600	1,211			27,811	1,589	—			29,400

Operating loss	(15,186)	(1,211)			(16,397)	(1,589)				(17,986)
Other income, net	69	—			69	—	—			69
Interest expense related party	(277)	—			(277)	—	—			(277)
Interest (expense) income	(4)	—			(4)	64	—			60
Change in fair value of derivative warrant liabilities	—	—			—	10,522	—			10,522

(Loss) income before income taxes	(15,398)	(1,211)			(16,609)	8,997				(7,612)
Income tax provision	68	—	(dd)		68	—	—	(dd	)	68

Net (loss) income	$(15,466)	$(1,211)			$(16,677)	$8,997	$—			$(7,680)

Weighted average shares outstanding of Class A ordinary shares						40,000,000				n/a
Basic and diluted net income per ordinary share, Class A ordinary shares						$0.18				n/a
Weighted average shares outstanding of Class B ordinary shares						10,000,000				n/a
Basic and diluted net income per ordinary share, Class B ordinary shares						$0.18				n/a
Net loss per share – Assuming No Redemptions:
Weighted average HoldCo Common Stock outstanding						n/a				231,000,000
Net loss per HoldCo Common Stock - basic and diluted						n/a				$(0.03)
Net loss per share – Assuming Maximum Redemptions:
Weighted average HoldCo Common Stock outstanding						n/a				203,500,000
Net loss per HoldCo Common Stock - basic and diluted						n/a				$(0.04)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

(in thousands, except share and per share data)

		Separation					Business Combination
							Assuming No Redemptions and Maximum Redemptions Scenario
	LiveWire (Historical)	Autonomous Entity Adjustments			Pro Forma Separation of LiveWire	AEA-Bridges Impact Corp. (Historical)	Transaction Accounting Adjustments			Pro Forma Combined
Revenue, net	$35,806	$—			$35,806	$—	$—			$35,806

Costs and expenses:
Cost of goods sold	38,380	1,061 5	(bb (cc	) )	39,446	—	—			39,446
Selling, administrative and engineering expense	65,608	3,936	(cc	)	69,544	—	—			69,544
Formation and operating costs	—	—			—	7,695	2,343	(aa	)	10,038

Operating expense	103,988	5,002			108,990	7,695	2,343			119,028

Operating loss	(68,182)	(5,002)			(73,184)	(7,695)	(2,343)			(83,222)
Other income, net	302	—			302	—	—			302
Interest expense related party	(293)	—			(293)	—	—			(293)
Interest income	19	—			19	164	—			183
Change in fair value of derivative warrant liabilities	—	—			—	12,353	—			12,353

(Loss) income before income taxes	(68,154)	(5,002)			(73,156)	4,822	(2,343)			(70,677)
Income tax provision	138	—	(dd)		138	—	—	(dd	)	138

Net (loss) income per share:	$(68,292)	$(5,002)			$(73,294)	$4,822	$(2,343)			$(70,815)

Weighted average shares outstanding of Class A ordinary shares						40,000,000				n/a
Basic and diluted net income per ordinary share, Class A ordinary shares						$0.10				n/a
Weighted average shares outstanding of Class B ordinary shares						10,000,000				n/a
Basic and diluted net income per ordinary share, Class B ordinary shares						$0.10				n/a
Net loss per share – Assuming No Redemptions:
Weighted average HoldCo Common Stock outstanding						n/a				231,000,000
Net loss per HoldCo Common Stock -basic and diluted						n/a				$(.31)
Net loss per share – Assuming Maximum Redemptions:
Weighted average HoldCo Common Stock outstanding						n/a				203,500,000
Net loss per HoldCo Common Stock -basic and diluted						n/a				$(.35)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, ABIC will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of LiveWire issuing stock for the net assets of ABIC, accompanied by a recapitalization. The net assets of ABIC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of LiveWire.

LiveWire has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under both the no redemption and maximum redemption scenarios:

•	LiveWire’s majority shareholder, the Company Equityholder, will have the largest voting interest in the combined company under the no redemption and maximum redemption scenarios;

•	LiveWire’s executive management will make up the majority of the management of the combined company;

•

LiveWire’s majority shareholder, the Company Equityholder, will have the ability to designate the majority of the initial HoldCo Board and subsequent decisions on the HoldCo Board will be based on shareholder vote, of which the Company Equityholder has the largest voting interest

•	the combined company will assume the name “LiveWire Group Inc.”; and

•	LiveWire is the larger entity based on revenue. Additionally, LiveWire has a larger employee base and substantive operations.

The unaudited pro forma condensed combined balance sheet as of March 27, 2022 assumes that the Transactions occurred on March 27, 2022. The unaudited pro forma condensed combined statement of operations for the three months ended March 27, 2022 and the year ended December 31, 2021 give pro forma effect to the Transactions as if they had been completed on January 1, 2021. All periods are presented on the basis of LiveWire as the accounting acquirer in the Business Combination.

The pro forma adjustments are based on available information and assumptions that management believes are reasonable given the information that is currently available. However, such adjustments are subject to change based on the finalization of the terms of the separation agreement and related agreements.

The unaudited pro forma condensed combined financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what the LiveWire’s financial condition or results of operations would have been had LiveWire operated historically as a company independent of H-D or if the Transactions had occurred on the dates indicated. The unaudited pro forma combined financial information also should not be considered representative of LiveWire’s future combined financial condition or combined results of operations. The audited annual combined financial statements of LiveWire have been derived from H-D’s historical accounting records and reflect certain allocation of expenses. All of the allocations and estimates in such financial statements are based on assumptions that H-D’s management believes are reasonable. The historical combined financial statements do not necessarily represent the financial position or results of operations of LiveWire business had they been operated as a standalone company during the periods or at the dates presented. As a result, autonomous entity adjustments, based on contractual agreements related to the Separation, have been reflected in the pro forma combined financial information.

The unaudited pro forma condensed combined financial information does not reflect any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with LiveWire.

The pro forma condensed combined provision for income taxes does not necessarily reflect the amounts that would have resulted had ABIC and LiveWire filed consolidated income tax returns during the periods presented.

2. Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of that review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of HoldCo. Based on its initial analysis, management did not identify any significant differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

Adjustments a),k), and l) relate to the Separation, all other adjustments relate to the Business Combination.

a)

Reflects the adjustment for assets and liabilities which will remain with H-D in accordance with the separation agreement. These net assets were included in the historical combined balance sheet as they related to the LiveWire historical operations. LiveWire’s historical financial statements reflect the net assets in accordance with the manner in which H-D’s management operated the business.

b)

Reflects the reclassification of $400.3 million of cash and marketable securities held in the Trust Account as of the balance sheet date that becomes available to fund expenses in connection with the Business Combination or future cash needs of the combined company.

c)

Reflects the gross proceeds of $200.0 million from the private placement of 20,000,000 shares of HoldCo Common Stock, par value $0.0001, at $10.00 per share pursuant to the PIPE Financing, inclusive of $100.0 million from an investment from Company Equityholder and $100.0 million from the KYMCO Group.

d)

Reflects the H-D Backstop Amount of $100 million received from the Company Equityholder under the maximum redemption scenario in exchange for 10,000,000 shares of HoldCo Common Stock, par value $0.0001, at $10.00 per share. Based on the Business Combination Agreement, the Company Equityholder agreed to purchase the number of shares of HoldCo Common Stock with a dollar value equal to the number of Class A Ordinary Shares that Public Shareholders have elected to redeem, up to 10,000,000 shares.

e)

Reflects the capital contribution of $27 million to H-D pursuant to the Business Combination Agreement to reimburse H-D for transaction costs. In accordance with the terms of the Business Combination Agreement, on the Closing Date, LiveWire shall pay upon release of proceeds from the Trust Account all of H-D’s Transaction Expenses (up to $27 million) that are accrued and unpaid as of Closing. As these transaction costs are the legal obligation of H-D, the offset of the cash payment is reflected in additional paid-in capital as a capital contribution of $27 million to Parent.

f)

Reflects the payment of $20.0 million of transaction costs incurred and accrued by ABIC. Of that amount, $13.1 million relates to deferred underwriters’ fees incurred as part of the IPO, which will be cash settled upon the consummation of the Business Combination. The remaining $6.9 million relates to the payments of transaction-related costs accrued on the historical balance sheet of ABIC as of March 31, 2022.

g)

Reflects the transaction costs of $2.3 million to be incurred concurrently with the Business Combination, which relates to legal, third-party advisory and other miscellaneous fees to be incurred by ABIC.

h)

Reflects the reclassification of (i) Founder Shares from Class B Ordinary Shares to ABIC Class A Ordinary Shares subject to possible redemption and (ii) ABIC Class A Ordinary Shares subject to possible redemption to HoldCo Common Stock at close.

i)	Reflects the elimination of ABIC historical accumulated deficit.

j)

Represents the redemption of the maximum number of shares of 37,500,000 Class A Ordinary Shares for $375.3 million allocated to HoldCo Common Stock and additional paid-in capital using par value of $0.0001 per share and at a redemption price of approximately $10.01 per share (based on the fair value of the cash and investments held in the Trust Account of $400.3 million).

k)

Represents the reclassification of the parent’s net investment in LiveWire, including other pro forma adjustments, into Additional paid-in capital and HoldCo Common Stock, par value $0.0001, based on the number of shares of HoldCo Common Stock outstanding as of the Closing.

l)

Reflects the adjustment to deferred tax assets of $0.1 million, primarily associated with inventory and warranty related accruals, and to deferred tax liabilities of $1.6 million using a blended statutory rate of 22.7% and related adjustments to the valuation allowance for deferred tax assets that are not more-likely-than-not to be realized.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

Adjustments bb) and cc) relate to the Separation, aa) relates to the Business Combination and dd) relates to both.

aa)

Reflects estimated transaction-related costs expected to be incurred by ABIC subsequent to March 27, 2022. Pro forma transaction related costs adjustment of $2.3 million excludes $0.3 million and $6.6 million of transaction related costs already in the historical statement of operations of ABIC for the three months ended March 31, 2022 and the year ended December 31, 2021, respectively. The transaction costs are nonrecurring.

bb)

Reflects the effect of Contract Manufacturing Agreement that LiveWire and H-D will enter into prior to the Separation. The cost of products sold adjustment reflects the price adjustments related to historical transfers from H-D to LiveWire under the pricing terms of the Contract Manufacturing Agreement. Historically, inventory was recorded at actual cost.

cc)

These incremental costs include the effect of Transition Services Agreement and a Master Services Agreement between LiveWire and H-D that will be entered into concurrent with the Closing. Under the Transition Services Agreement, H-D will continue to provide LiveWire support function services at a cost to LiveWire, including finance, information technology and infrastructure. Under the Master Services Agreement, H-D will continue to provide LiveWire with certain services that LiveWire does not yet have the capability to perform for itself, including testing and development, product regulatory support and color materials, finishes and graphics services, as LiveWire may request from time to time. As disclosed in the footnotes to the historical audited financial statements of LiveWire included elsewhere in this proxy statement/prospectus, certain costs incurred by the Parent to support the LiveWire operations had been allocated based on various metrics deemed reasonable by management. Accordingly, the pro forma combined financial statements have been adjusted to depict LiveWire’s costs under the Transition Services Agreement and Master Services Agreement that will be entered into between LiveWire, as an autonomous entity, and H-D.

dd)

A tax benefit for the pre-tax pro forma adjustments has not been recorded. LiveWire determined that it is not more likely than not that it would be able to realize the tax benefits from such losses due to the negative evidence of historical losses.

4. Net Loss per Share

Represents the net loss per share calculated using outstanding shares that would result from the Transactions, assuming the shares were outstanding since January 1, 2021. As the Transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted-average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Transactions have been outstanding for the entire periods presented. When assuming maximum redemption, this calculation is adjusted to eliminate such shares for the entire periods.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption by Public Shareholders of ABIC’s Class A Ordinary Shares for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account for the the three months ended March 27, 2022 and the year ended December 31, 2021:

	Three Months Ended March 27, 2022		Year Ended December 31, 2021
(in thousands, except share and per share data)	Assuming No Redemptions	Assuming Max Redemptions	Assuming No Redemptions	Assuming Max Redemptions
Pro forma net loss	$(7,680)	$(7,680)	$(70,815)	$(70,815)
Weighted average HoldCo Common Stock outstanding	231,000,000	203,500,000	231,000,000	203,500,000
Net loss per HoldCo Common Stock - basic and diluted (1)	$(0.03)	$(0.04)	$(0.31)	$(0.35)

(1)

For the purposes of applying the if converted method for calculating diluted earnings per share, it was assumed that all outstanding warrants sold in the IPO and the private placement are exchanged for Holdco Common Stock. However, since this results in anti-dilution, the effect of such exchange was not included in calculation of diluted loss per share.

BUSINESS OF LIVEWIRE AND CERTAIN INFORMATION ABOUT LIVEWIRE

About LiveWire

LiveWire is redefining motorcycling, as an industry-leading, all-electric vehicle company.

Headquartered in the USA and born out of the lineage of H-D, the world’s most iconic motorcycle company, LiveWire is developing the technology of the future and investing in the capabilities to lead the industry transformation. Well past the concept stage and into production, LiveWire combines over a decade of practical experience and a commitment to advancing sustainable propulsion systems. LiveWire represents the future of motorcycling, introducing existing riders to electric products while bringing new riders to the community.

Founded in 2010 as “Project Hacker” within H-D, LiveWire started an innovative program designed to pioneer the future of motorcycling by means of design, technology and experience. In 2014, H-D took its first fleet of electric vehicles into the field to test the concept with riders around the world. The feedback was exceptional and led to increased investment and focus on LiveWire. To accelerate the development and commercialization of the vehicles, LiveWire Labs, a Silicon Valley-based state-of-the-art R&D facility, was opened in 2018. By bringing together the best electric vehicle and tech talent, LiveWire’s engineering team has developed an extensive portfolio of proprietary know-how and intellectual property.

Leveraging core technology advancements, the electric motorcycles that began as prototypes reached commercial viability. With production beginning in September of 2019, H-D introduced the world to an electric motorcycle that transformed the riding experience, paving the way for the future of two-wheeled electric motorcycles. With the launch came critical acclaim and immediate recognition for the LiveWire name, which saw the Harley-Davidson LiveWire become the top-selling premium electric motorcycle in the U.S. and Europe in both 2020 and 2021. In 2021, building on early success and the continued growth in the global market demand for electric vehicles, H-D launched LiveWire as a standalone electric vehicle division, with the first LiveWire-branded product, the LiveWire ONE debuting in July 2021.

Today, with the LiveWire ONE in the market and on the road, LiveWire is on a path to becoming the leading brand in the premium electric motorcycle segment. Looking forward, LiveWire will draw on the lineage of H-D, its DNA as an agile disruptor and decades of learnings in the electric vehicle sector to position the company as the most desirable electric motorcycle brand in the world.

Strategic Partnerships

LiveWire benefits from two important strategic partners: H-D and the KYMCO Group. These partners have been selected based on their track record in their respective segments, the strength of their global capabilities, and the complementary fit with the LiveWire business. These partnerships give LiveWire a unique ability to deliver high-quality products to the global market in a capital-efficient approach.

LiveWire will draw on H-D’s and the KYMCO Group’s best-in-class operations, benefiting from knowledge, scale and infrastructure across material sourcing, vehicle building and global distribution.

Harley-Davidson

Founded in 1903, H-D carries a 119-year heritage as one of the most recognized motorcycle brands in the world, with capabilities to design, develop, manufacture, market and distribute vehicles to major markets around the globe. Beyond the transitional service agreements tied to the Separation, LiveWire intends to leverage H-D’s capabilities in two key areas: technical services and contract manufacturing.

Technical Services: Among the technical services to be provided by H-D are:

•

Testing—including physical testing at H-D’s labs and proving grounds to develop and validate LiveWire products. This will include testing across durability, performance, vehicle dynamics, failure evaluation and regulatory compliance. It also includes virtual testing services, using simulation to inform LiveWire design and development.

•	Regulatory Support—including regional, in-country support for certification submittals in accordance with the LiveWire product plan as well as expertise on product homologation.

•

Paint & Graphics—including color, materials, finish, paint and graphics planning and development work to achieve LiveWire’s visual and functional goals, while optimizing the efficiency of manufacturing operations.

Contract Manufacturing: H-D will provide contract manufacturing and procurement services to LiveWire, including continuing to assemble the LiveWire ONE and producing the first LiveWire electric motorcycles on the next-generation System2 (S2) platform.

KYMCO Group

Founded in 1964, the KYMCO Group is a globally recognized brand of scooters, motorcycles and side-by-side ATVs, with over $1 billion in annual sales. The KYMCO Group goes to market with a sales footprint covering over 100 countries, including a growing subset of electric vehicle-specific distribution points. In addition to core sales activities of the KYMCO Group brand, it is a trusted design and manufacturing partner to other premium two-wheel original equipment manufacturers.

The KYMCO Group takes a forward-looking approach to electric vehicles from both a B2C and B2B perspective. The KYMCO Group has invested to create the IONEX swappable battery platform and related product set. The IONEX offering has the ability to take share in the B2B market. IONEX will also drive substantial utility in personal urban transport. Early retail offerings leveraging the IONEX platform have already arrived in market.

The KYMCO Group draws a significant manufacturing footprint across Asia. The KYMCO Group’s efficient supply chain and advanced manufacturing techniques, in combination with its manufacturing capabilities, create a unique blend of low-cost and high-quality products that differentiates them in the market. Its position as a leading Taiwanese company and related domestic relationships place the KYMCO Group in an optimal position to navigate supply chain challenges.

Market Opportunity

Motorcycle Market Today

The relevant internal combustion engine (“ICE”) and electric vehicle markets for LiveWire includes:

•	Small and large scooters

•	Light, medium and heavy motorcycles

•	Three-wheelers

•	Side-by-side ATVs and four-wheelers

In 2020 these markets generated approximately $40 billion in sales across North America, Europe and China.

LiveWire’s core capability lies in the light, medium and heavy motorcycle segments. In 2020, market sales of light motorcycles totaled $9 billion and skewed towards the markets in Asia and Europe, while the sales of medium and heavyweight motorcycles totaled $17 billion and concentrated in North America and Europe, where customers more often choose heavier models.

Drivers of Electrification

Electric vehicle penetration is accelerating as four complementary themes converge that we believe will translate to strong tailwinds over the next decade for electric motorcycles and for LiveWire.

Technology Enhancements: Decades of investment into improving battery technology and charging infrastructure, primarily for the automotive market, is resulting in better-performing electric vehicles at lower costs. Electric motorcycles use many of the same technologies as automobiles and plug into the same charging infrastructure. The heavy investment in the automotive space will continue to benefit the electric motorcycle market as both spaces continue to grow.

Consumer Adoption: Greater recognition of the benefits of electric powertrains, including sustainability considerations, is shifting customer preferences. Additionally, lower price points for consumers are favorably shifting the public perception of electric vehicles, with over 50% of consumers across geographies voicing a preference for an electric or hybrid vehicle as their next purchase.

Government & Regulatory Support: Governments globally are prioritizing sustainable technologies and are taking stronger positions to promote electric vehicles, especially in urban environments. Measures include stricter regional emission regulations, including restrictions on CO2 emissions and ICE vehicles in urban environments, phase-outs of ICE vehicles and monetary incentives for electric vehicle purchasers. Proposed spending by the U.S. government to build out charging infrastructure will likely accelerate the adoption rate of electric vehicle purchases.

Product Availability & Desirability: Industry commitment and investment into electric vehicles has resulted in a more compelling range of electric vehicle offerings for customers. For electric motorcycles specifically, reduced noise and enhanced features, including automatic gear shifting, present an accessible and attractive option for new riders entering the sport.

Early LiveWire adopters are finding that electric powertrains deliver a superior riding experience and numerous performance advantages. The rider experiences the instant power delivery and linear acceleration, without a clutch or gears. We expect LiveWire motorcycles to attract many of today’s ICE riders, while also broadening the appeal of motorcycling to new riders. This will bring more young and diverse riders into the LiveWire community, motivated by an accessible, exhilarating and sustainable riding experience.

While the electric motorcycle market is in the early stages of its development, we expect global electric vehicle penetration to expand from 6% of units in 2021 to 25% by 2030, implying electric motorcycle market growth from $2.5 billion in sales to approximately $20 billion to $28 billion over the same period. Electric motorcycle penetration is expected to lag the electric automobile market, which is forecast to have 40-55% penetration across regions by 2030. Incremental demand from younger generations, more rapid charging infrastructure deployment, faster improvement in battery technology and more favorable government regulation could drive higher electric vehicle penetration and market growth.

Global electric vehicle market growth will vary by geography owing to differences within each market:

•

North America and Europe: In North America and Europe, electric vehicle unit penetration rates are expected to grow from 1% and 2% in 2020 to 10% and 13% respectively by 2026, as continued improvements in battery technology and growth in charging infrastructure support changing regional consumer preferences.

•

China: In China, electric vehicle penetration growth is expected to expand from 26% in 2020 to 45% by 2026 given more stringent government electrification mandates and high adoption of electric scooters and lighter motorcycles for commuting.

Competitive Landscape

LiveWire expects competition from two primary segments:

•

First, from leading ICE-focused companies including BMW, Honda, Ducati and Triumph. These companies have the ability to scale manufacturing and leverage global distribution capabilities but do not currently offer a premium electric motorcycle in market.

•

Second, from smaller electric vehicle-focused companies including Zero and Energica that have product in market today but lack the global manufacturing and distribution capabilities of the major ICE players.

While we expect competition to grow as the market shifts to electric and more players begin to make serious investments, we believe LiveWire is the only player and established brand with the combination of commitment, capabilities and market position to lead the growing electric motorcycle market.

Product

LiveWire electric vehicles are developed in accordance with a set of proprietary design principles that elevate the brand, deliver differentiated riding experiences and bring emotion to electric propulsion. Starting from the LiveWire ONE, the portfolio will expand on our ARROW architecture to take advantage of the principles of scalability and modularity. This approach establishes an efficient path to grow the product set to meet a broad set of segments and price points.

LiveWire ONE

LiveWire’s first entry, the LiveWire ONE, is in market today in the United States. Priced at $21,999 before federal tax credits, it has been embraced by early adopters and high-profile riders alike, as a demonstration of the breakthrough performance of a premium electric motorcycle.

With a single-speed transmission, the LiveWire ONE accelerates to 60 mph in under three seconds. Silent at idle without the heat and vibration that accompany an ICE motorcycle, the LiveWire ONE transforms the riding experience. Level 1 charging allows for an overnight charge from a standard 110v outlet while DC fast charging restores an 80% charge in 45 minutes.

The ARROW Architecture

Scheduled to launch in 2022, future LiveWire electric vehicles will be built on the ARROW architecture. ARROW is fully developed in-house by the LiveWire team to take advantage of the benefits of scalable, modular architectures across the vehicle, electric vehicle systems and software. This approach to development limits incremental investment and cuts time-to-market for new models, while maximizing the differentiation customers value.

ARROW balances and optimizes each attribute of the electric motorcycle to deliver a compelling riding experience. Our development approach gives LiveWire full control over the critical inputs, allowing for a rapid evolution of both hardware and software.

Further efficiencies come from control of the manufacturing specifications, calling for common manufacturing equipment and processes to facilitate rapid scaling and ready adaptation to new models. Part sharing maximizes reuse and optimizes the supply base for greater economies of scale.

Powertrain Technology

ARROW is a highly integrated vehicle architecture, utilizing the battery pack and motor as the primary vehicle structure to deliver simple, elegant lightweight designs. Each of the electric vehicle systems (battery, motor, and power electronics) is optimized for performance, efficiency, weight and cost. The systems are designed to allow flexibility in the approach to thermal management, with air, liquid and refrigerant-cooled configurations enabled in the designs and readily executed depending on the application.

The battery pack brings 21700 cylindrical cells together with a proprietary battery management system. The LiveWire development team performs extensive in-house cell characterization and algorithm development to maximize performance, range and life. The use of 21700 cylindrical format cells allows LiveWire to benefit from the many suppliers producing this cell in high volumes. By utilizing an ongoing process to assess production and prototype battery cells from multiple manufacturers in regions across the globe, we can identify the advancements that can contribute to both incremental and step-change vehicle improvements. As both incumbent and emerging cell suppliers advance their cells’ properties, those advancements can be rapidly adopted and translated to the improved performance of LiveWire vehicles. ARROW allows for all battery manufacturing equipment and processes to be readily scaled up and down, increasing efficiency while leveraging the same investments across multiple vehicle platforms.

LiveWire has designed and developed the power electronics, including the DC-DC converter, the highly integrated inverter and the onboard charger, to maximize efficiency and reliability. To reduce size, weight and cost, both the integrated inverter and on-board charger share a cooling circuit to minimize complexity and limit the number harnesses and connections. This design also keeps complexity out of the supply chain by reducing the number of microprocessors needed while making use of common chips.

As with all LiveWire system designs, the power electronics are modular, enabling rapid implementation of new technologies. Examples include wide-bandgap semiconductors utilizing Silicon Carbide (SiC) and Gallium Nitride (GaN), some of which are incorporated into Arrow power electronics and enable improved efficiency and increased performance. They will be further proliferated across the systems according to availability, cost-competitiveness and platform requirements.

The motor is developed in-house by the LiveWire team, with increased power density and a premium sound profile through a direct-drive design, proprietary magnetics, and compact scalable configuration. Like the battery, the common motor configuration can be refined to meet the needs of each application with the desired performance, minimum weight and maximum efficiency.

The motor housing is fully integrated into the chassis and suspension to optimize space, structural strength, and weight. High-voltage connections from the battery to the power electronics and to the motor are made internally, for a simpler and safer product at lower cost and weight.

Each of the electric vehicle systems is architected to support a range of power levels and cost profiles to cover a broad product portfolio. The systems are readily sized and configured to each application, with adaptable system voltage, component sizing and cooling mechanisms.

Future vehicle platforms

The ARROW architecture will support three distinct electric vehicle platforms, starting with System2 (S2) before scaling down and up to cover a broad range of segments.

The S2 platform slots into the portfolio below LiveWire ONE, with lower weights and lower price points. The platform will debut with the introduction of the Del Mar planned for spring 2023, a powerful, nimble electric motorcycle with smooth, linear acceleration and adept handling riders expect from LiveWire, that will be the foundation for future variants.

The subsequent platform System3 (S3) will leverage the ARROW architecture in a simplified configuration to deliver lighter-weight, highway-capable premium electric motorcycles at lower price points. S3 will be the foundation for generational advancements in energy density, system efficiency, performance and cost. With many priority markets outside of North America, the KYMCO Group’s contract manufacturing services will be a strong fit for the S3 vehicles.

The next platform in the series will sit at the top of the portfolio, building upon the latest technological developments from S3 and delivering further range, charging, and performance improvements to a selection of heavier electric motorcycles.

Together, these three platforms allow LiveWire to efficiently cover the primary segments of the highway-capable electric motorcycle market while presenting options for scooters and other electric powersports vehicles.

Software and Connectivity

The software backbone that will support every LiveWire vehicle is developed ground-up to maximize efficiency and performance, integrating all electric vehicle systems and vehicle functions. This gives LiveWire full control of the direction, pace and quality at which the software advances.

The full-color LCD instrument on every LiveWire is the rider’s primary interface to the electric motorcycle while riding, displaying the real-time operating conditions and immediately reflecting all inputs through the hand controls. In addition to receiving information from the electric motorcycle, riders provide instructions to the vehicle through the instrument. For example, riders can choose from a set of pre-programmed ride modes to adapt power and response to conditions, mood and skill level, or customize a personalized ride mode to their exact specifications.

Software plays a major role in many of the technological advancements that come standard on every LiveWire. For example, our Reflex Defensive Rider System~~s~~ (RDRS), brings together a collection of technologies to match performance to riding conditions and available traction during acceleration, deceleration and braking.

LiveWire connects the electric motorcycle to the cloud through a telematics control unit with built-in cellular connectivity. The connection enables remote control, programming and monitoring of the vehicle, with status data including charge, range and tamper alerts. The use of a global navigation satellite system will unlock a range of features like location services, geo-fencing, advanced speed alerts, crash detection and automatic emergency calls. The ability to read fault codes and control data, in real-time or as periodic reports, provides a new toolbox for remote diagnostics, troubleshooting and remote repair.

The LiveWire app allows riders to interact with the electric motorcycle, delivering maps, audio and ride planning via an integrated user profile. LiveWire Connect remotely bridges the rider to the bike using built-in cellular connectivity and GPS, providing status, notifications, and alerts. In combination with the cloud system and TCU, the mobile app will enable an ecosystem of services provided to LiveWire riders.

The introduction of Firmware Over the Air (FOTA) will allow for continual upgrades and refinements to the electric motorcycle in the field, greatly reducing the need to take the vehicle in for setting or software updates. The Del Mar will be LiveWire’s first production motorcycle capable of FOTA updates of the vehicle systems, calibrations and algorithms. With FOTA-enabled electronic control units on the vehicle, each subsystem becomes remotely addressable and updatable. In addition to the benefits to LiveWire as the original equipment manufacturers, FOTA capability will enable remote updates to bring the rider new features, functionality and enhancements as they are developed to continually improve the LiveWire riding and ownership experience.

Complementary Revenue Streams

Like many emerging electric vehicle players, LiveWire is positioned to pursue revenue streams beyond electric motorcycles. A streamlined suite of financing and protection offerings matched to electric vehicle products is made available to LiveWire customers at the time of their purchase. The offering will leverage the capabilities of Harley-Davidson Financial Services (HDFS) as a partner provider.

LiveWire will offer accessories popular with riders to customize and personalize their electric motorcycle. Service parts sold at retail and online will support our retail partners and riders with LiveWire maintenance and repair. Our retail partners have personnel trained specifically for electric motorcycles and the unique safety requirements that come with high voltage systems. In time, increasingly feature-rich software solutions and general merchandise, from branded apparel to protective riding gear, have the potential to become additional revenue streams and brand builders.

The scalable, modular nature of the ARROW architecture supports a wide range of applications in electric motorcycles and other powersports. Many original equipment manufacturers across sectors are lacking in electric vehicle know-how but increasingly recognize the need to bring electric to their lineup. This presents opportunities for LiveWire to operate as a power solutions provider for other original equipment manufacturers. LiveWire will consider those instances where the application does not compete with the LiveWire brand and product portfolio.

STACYC

In addition to a leading electric motorcycle brand, LiveWire is also home to the STACYC, an electric balance bike brand. After its founding in 2016, STACYC was acquired by H-D in 2019, giving the company a parent positioned to support its impressive early growth trajectory. As dozens of companies have piled into the adult electric bicycle market over the last five years, STACYC has carved out a strong position by focusing on kids. The first two products, 12 and 16-inch electric balance bikes have sold over 100,000 units.

STACYC focuses on developing products and experiences that help kids develop sooner and empower them to define their own ride. Electric balance bikes are sold under the STACYC brand while working with brand partners on co-branded products. Brand partners include H-D and the KTM family of brands (KTM, Husqvarna and Gas Gas). Across brands, LiveWire focuses on growing the next generation of riders.

The product portfolio starts with 12 and 16-inch electric balance bikes built for 3 to 8 year-old riders. With a growing segment of young riders graduating out of the 16-inch product, we are coming to market with 18 and 20-inch electric balance bikes that will expand the range of STACYC riders from 3 to 12 years old.

Key product features to ensure the child has the familiarity of a bicycle, but the thrill of a motorcycle:

•	Low Seat Height: Inspires confidence by allowing riders feet to be firmly planted on the ground;

•	Twist Throttle: Three selectable power modes with a true power curve allow a child to learn how to operate a throttle and manage power output;

•	Lightweight Aluminum Frame: A total bike weight starting as low as 17 pounds allows the child to quickly build skill, confidence, and pick up the bike on their own; and

•	Quick-Change Lithium-Ion Battery: Removable power tool style interface allows additional batteries to be used for extended ride time.

STACYC products are in the United States, Canada, Australia and Europe. In the U.S., STACYC sells through a network of 2,200 retail partners including powersports dealers, bicycle retailers, and Cycle Gear stores. In Australia and Europe, STACYC runs a distributor model that was launched in 2021. The bikes are assembled in Taiwan at SANFA and ACEBIKE bicycle assemblers.

STACYC is a category creator and while there have been some competitors who have entered the market, their distribution lacks the breath of the STACYC network and often their product features do not measure up to STACYC. STACYC is the first and only motorized vehicle allowed on USA BMX’s 300 tracks in the United States, allowing kids to practice and race in USA BMX’s national series.

Future growth plans are underpinned by near-in opportunities to build out the product portfolio to include older kids and young adults, expand the type and number of channel partners and continuing to seek co-branding opportunities that fit our strategy.

Go-to-Market Strategy

LiveWire is positioned to modernize the way electric motorcycles are brought to market, combining central and local capabilities to yield a superior customer experience with greater efficiency. With a meaningful gap between the pace at which vehicle retailing has evolved over the past two decades relative to other sectors, there is tremendous upside potential for a model that incorporates modern retail practices to accommodate the customer and build advocacy.

Most LiveWire customers begin their journey online, with many utilizing a mobile device. LiveWire is investing in digital development to bring those customers to a single front end to address the early stages of their journey or to continue through to purchase. The digital experience is supported by a team of LiveWire customer care representatives. This team serves as a hub of expertise on electric and LiveWire, eager to work with each customer to deliver a tailored experience that matches their personal preferences.

With new technology and a unique riding experience, many LiveWire customers are interested in riding the electric motorcycle before making a purchase. With a network of retail partners sized to cover major population centers, LiveWire expects to be well positioned to connect the customer to a nearby option to test-ride and purchase their electric motorcycle. Further, while LiveWire products benefit from the lower maintenance needs of an electric powertrain, this network gives customers a service network equipped to support their electric motorcycle through its lifetime.

From the outset, LiveWire has strategically selected its retail partners from the existing H-D dealer network, working with that subset of dealers to enter into contracts as LiveWire retailers. LiveWire selects these retail partners based upon their commitment to electric, location and capabilities to support the new segment. In the U.S., Europe and parts of Asia, these retail partners have already made the investment to have charging infrastructure on-site and electric vehicle expertise in-house. As of May 12, 2022, LiveWire has entered into contractual agreement with 63 U.S. retail partners, covering every major U.S. market and over 80% of mid-tier U.S. markets. By the end of the year, we expect to have between 90 and 100 retailer partners. Work is underway to sign on retail partners in our first-priority markets in Europe, to include Germany, Switzerland, France, the Netherlands, and the United Kingdom. Priorities under consideration for retail partners in Asia include those located in Japan, South Korea, China, Australia and New Zealand.

In addition to the network of retail partners, LiveWire is making the necessary investments to provide potential customers with many other opportunities to engage with the brand and try LiveWire products. These include LiveWire galleries, appearances at motorcycle and electric vehicle shows as well as pop-up locations and brand installations in key locations. Our first gallery opened in Malibu, CA in February 2022, giving riders in a priority market a venue to experience all the LiveWire brand has to offer. Further, LiveWire will take its products to the customer with a mobile gallery that can be positioned on the grounds of a retail partner or at a local event.

Sustainability

LiveWire will offer a portfolio of electric motorcycles, with the ambition to become a leader in sustainable mobility, operating with an inclusive stakeholder approach, prioritizing long-term profitable growth for our people, our planet and our communities. We are committed to achieving net zero carbon emissions by 2035.

Our products and services seek to promote several of the United Nations’ Sustainable Development Goals, notably:

•	Goal 7: Affordable and Clean Energy;

•	Goal 11: Sustainable Cities and Communities; and

•	Goal 12: Responsible Consumption and Production.

Sustainable Design: LiveWire products will help accelerate the energy transition by making electric motorcycles that offer a sustainable transportation option. We have designed our products to reduce carbon emissions and noise pollution in any environment. Our sustainability commitment starts with product design, which features elegant, minimalist architecture and lightweight materials, and integrates the battery into the frame to reduce vehicle weight.

A Path to Net Zero: Building on a decade of progress on energy efficiency, LiveWire is committed to achieve net zero carbon emissions by 2035. The path to net zero carbon emissions by 2035 includes a focus on decarbonizing both our own operations as well as those of our supply chain partners.

An Inclusive Stakeholder Approach: LiveWire aims to be known not only as a great brand but a great employer, offering flexible work arrangements and promoting/prioritizing/encouraging diversity among our employees and our suppliers. We will also seek to make the communities where we operate great places to live, work, play and ride.

Operating with Transparency: LiveWire will align the interests of all its stakeholders: investors, customers, employees, communities and the environment. LiveWire will adopt the reporting practices of both the Sustainable Accounting Standards Board (SASB) and The Task Force on Climate-Related Financial Disclosures (TCFD) to help measure our progress on our path to net zero carbon emissions by 2035, incorporating insights from the emerging International Sustainability Standards Board (ISSB) framework.

Operations

LiveWire will leverage its strategic partners to enable an asset-light approach which will allow the business to scale without heavy investment. Our strategic partners provide the opportunity to tap into economies of scale and a global supply base. This approach positions us to focus resources on our strategic differentiators while the business matures through the early stages of its development.

The LiveWire ONE is assembled at H-D’s facility in York, Pennsylvania, which has almost 1,500 employees at the facility. The York team now has three years of experience and demonstrated success assembling electric motorcycles. With the introduction of the S2 platform, LiveWire powertrains will be assembled in H-D’s Powertrain Operations in Menomonee Falls, Wisconsin, with critical parts of the battery module, pack and motor manufacturing also vertically integrated in that facility. Vehicle assembly will be in the York facility alongside the LiveWire ONE.

Our People and Culture

As of March 31, 2022, LiveWire employs a total of 146 people. A significant portion of our workforce is comprised of engineering and technology teams that are poised to design and develop future products and services. We plan to hire additional engineers to continue launching electric vehicles and new technologies. Our footprint will continue to grow as we seek diverse communities to join us for the ride.

LiveWire plans to have a virtual headquarters to bring together the best talent, including team members at LiveWire labs in Silicon Valley and the product development center in Milwaukee. Founded in 2018, LiveWire Labs, our state-of-the-art R&D center, focuses on product development of electric vehicle systems such as battery, motor, power electronics and associated software and is integral to the electric vehicle product development process.

Our Commitment to Diversity, Equity and Inclusion

Pioneering the next era of electric vehicle technology will require the brightest and most diverse minds. We are committed to building a diverse and inclusive workforce where ideas and innovation can flourish and where individuals from every community feel a true sense of belonging. We are committed to this through how we hire, develop and recognize our talent.

Regulatory Considerations

Environmental, Health and Safety Regulations

Environmental, Health and Safety Regulations in the United States

Certain of our operations, properties and products are subject to stringent and comprehensive international, federal, state and local laws and regulations governing matters including environmental protection, occupational health and safety, and the release or discharge of materials into the environment (including air emissions and wastewater discharges). Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of investigatory and remedial obligations, and the issuance of orders enjoining some or all of our operations in affected areas.

We are also subject to permitting, registration, and other government approval requirements under environmental, health and safety laws and regulations applicable in the jurisdictions in which we operate. Those requirements obligate us to obtain permits, registrations, and other government approvals from one or more governmental agencies to conduct our operations and sell our products. The requirements vary depending on the location where our regulated activities are conducted.

The following summarizes certain existing environmental, health and safety laws and regulations applicable to our operations and products.

NHTSA Safety and Self-Certification Obligations. As a manufacturer of electric vehicles, our electric vehicles are subject to, and must comply with, numerous regulatory requirements established by NHTSA, including all applicable United States Federal Motor Vehicle Safety Standards (“Safety Standards”). As set forth by the National Traffic and Motor Vehicle Safety Act, we must certify that our electric vehicles meet all applicable Safety Standards. The LiveWire ONE is, and the LiveWire S2, LiveWire S3 and LiveWire S4 will be at the time of production, fully compliant with all such Safety Standards without the need for any exemptions.

We are also required to comply with or demonstrate exemptions from other requirements of federal laws administered by NHTSA, including the consumer information labeling and owner’s manual requirements and various reporting requirements, such as “early warning” reports regarding warranty claims and field incidents, death and injury reports, foreign recall reports and safety defects reports. In addition, our products are also subject to certain laws and regulations that have been enacted or proposed, e.g., “Right to Repair,” laws, that could require us to provide third-party access to our network and/or vehicle systems.

EPA Certificate of Conformity. The Clean Air Act requires that we obtain an EPA-issued Certificate of Conformity with respect to emissions from our electric vehicles, and include labeling providing consumer information such as miles per gallon of gas-equivalent ratings and maximum range on a single charge. The Certificate of Conformity is required each model year for electric vehicles sold in states covered by the Clean Air Act’s standards, and is also required each model year for vehicles sold in states that have sought and received a waiver from the EPA to utilize California standards.

Battery Safety and Testing. Our battery packs are tested in accordance with industry safety standards, including selected tests specified in the SAE J2464 and J2929 standards as well as tests defined by other standards and regulatory bodies and LiveWire’s own internal safety and quality tests. These tests evaluate battery function and performance as well as resilience to conditions including immersion, humidity, fire and other potential hazards.

Hazardous Substances. We are subject to regulations governing the proper handling, storage, transportation and disposal of products containing hazardous substances. Transportation of our battery packs (and of equipment containing them) is governed by regulations that address risks posed during different modes of transport (e.g.¸ air, rail, ground, ocean). Governing transportation regulations in the U.S., issued by the Pipeline and Hazardous Materials Safety Administration (“PHMSA”), are based on the United Nations (“UN”) Recommendations and Model Regulations on the Transport of Dangerous Goods as well as related UN Manual Tests and Criteria. We have completed the applicable UN Manual tests for our production battery packs, and the test results demonstrate our compliance with the PHMSA regulations.

We currently use transition metal oxide cells in our high-voltage battery packs. Our battery packs include certain packaging materials that contain trace amounts of hazardous chemicals whose use, storage and disposal is regulated under federal law. As a result, our battery packs are subject to federal and state environmental laws and regulations that govern regarding the handling and disposal of waste, including, in some instances, the remanufacture, recycling and disposal of hazardous waste.

The laws governing hazardous substances and hazardous waste also may impose strict, joint and several liability for the investigation and remediation of areas where hazardous substances may have been released or disposed. In the course of ordinary operations, we, directly and through third parties and contractors, may handle hazardous substances within the meaning of the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) and similar federal and state statutes and, as a result, may be jointly and severally liable for all or part of the costs required to clean up sites at which any such hazardous substances have been released into the environment.

Environmental, Health and Safety Regulations in the European Union

Europe Type Approval. We intend to export electric vehicles to Europe. Unlike the United States, once we start operating in this market, we must obtain pre-approval from regulators to import and sell our electric vehicles into the EU and countries that recognize EU certification or have regulatory regimes aligned with the EU (collectively referred to as “Europe”). The process for certification in Europe is known as “Type Approval” and requires LiveWire to demonstrate to a regulatory agency in the EU, referred to as the Competent Authority, that our electric vehicles meet all EU safety and emission standards.

Type Approval is accomplished through witness testing of vehicles as well as inspection of a representative vehicle intended for production and sale. Once the vehicle type is approved, all vehicles manufactured based on the approved type of vehicle may be produced or imported and sold in Europe.

Any changes to an approved vehicle type, including substantial software changes, must go through updated Type Approval by the Competent Authority.

EU Emissions Regulations. We believe Europe’s regulatory environment is generally conducive to the development, production and sale of electric vehicles. Through emission legislation, tax incentives and direct subsidies, EU and non-EU countries in Europe are taking a progressive stance in reducing carbon emissions in the transport sector which may lead to increasing demand for electric vehicles.

This is reflected in the EU-wide target of a 90% reduction in greenhouse gas emissions from the transport sector by 2050 (compared to 1990 levels), as part of an economy-wide carbon-neutral target. Moving forward, the European Commission has proposed legislation that would (i) introduce a “cap and trade” carbon pricing system that would apply to the transport sector from 2026; and (ii) require increased levels of national greenhouse gas reduction commitments (which include the transport sector) pursuant to a revision of the Effort Sharing Regulation, as part of efforts to reduce EU emissions by 55% by 2030 (compared to 1990 levels).

The EU has developed a system of “off-ramps” pursuant to which manufacturers can earn “super credits” for delivering to the market zero- and low-emission vehicles emitting less than a certain threshold of pollutants. In addition, manufacturers can group together or pool their fleets and act jointly to meet their emissions target. This method of compliance may allow LiveWire to “sell” its credits and super credits to a manufacturer seeking to enter into a pooling arrangement. However, unlike the United States, in the EU, LiveWire cannot sell individual credits.

Hazardous Substances. Should we expand into the EU, we would also be subject to regulations governing the proper handling, and disposal of products containing hazardous substances in the EU, including the EU Waste Framework Directive. In relation to our batteries, disposal would be governed by the Batteries Directive, which imposes, among other obligations, certain requirements in relation to the disposal of batteries, such as that producers of batteries and producers of other products that incorporate a battery are responsible for the waste management of batteries that they place on the market, in particular the financing of collection and recycling schemes.

In December 2020, the EU proposed a new Batteries Regulation, which, if passed, would include obligations with respect to the amount of recycled content required in batteries placed on the EU market and would introduce mandatory supply chain due diligence obligations with respect to the materials used in our batteries.

Environmental, Health and Safety Regulations in the Rest of World

Should we expand into jurisdictions outside of the USA and EU, other jurisdictions also have a favorable regulatory environment with respect to electric motorcycles.

For example, in the UK, the government has proposed that all new motorcycles are to be fully zero emissions at the tailpipe from 2035, or earlier if it is determined that a faster transition seems feasible. This proposal is subject to feedback from a consultation process which is currently ongoing, but reflects the UK’s broader strategy to phase out new combustion engines in all transport (including heavy duty vehicles) by 2040.

Manufacturer and Dealer Regulation

State laws regulate the manufacture, distribution, sale, and service (including delivery) of motorcycles, and generally require vehicle manufacturers and dealers to be licensed in order to sell vehicles directly to customers in the state.

Some states, however, do not permit motorcycle manufacturers to be licensed as dealers or to act in the capacity of a dealer. To sell vehicles directly to residents of these states, we must conduct the sale out of state over the internet or telephonically. Alternatively, LiveWire retail partners who have obtained dealer licenses within these states will sell vehicles to residents within these states.

In addition, certain states and territories require service facilities to be available for vehicles sold in the state or territory, which may be interpreted to require service facilities to be available for vehicles sold over the internet or telephonically to residents of the state or territory. Puerto Rico, for example, is one such jurisdiction. Such laws could limit our ability to sell vehicles in states where we either do not maintain service facilities or where we do not have retail partners licensed to act as dealers who maintain service facilities within these states.

We believe that, as a matter of interstate commerce, we may sell an electric vehicle to any consumer in any state in the United States from a LiveWire retail partner that is duly licensed as a dealer by a state in the United States. That customer may contact a licensed LiveWire retail partner through the internet, by telephone or visiting the location directly. However, states that prohibit direct sales also restrict traditional sales activities. Accordingly, in order to test drive an electric vehicles or have an in-person discussion with a LiveWire salesperson regarding issues such as price, financing, trade-ins, options or similar purchase-related topics, a consumer residing in a direct sales-prohibited state would be required to either contact us through electric means (e.g., Internet or telephone) or by traveling out of their home state to visit a licensed LiveWire retail partner in another state. With respect to service, vehicle manufacturers are prohibited from providing warranty service from an established location within several states. Service for customers residing in those states may in the future be provided by a mobile unit dispatched from a licensed service location in a nearby state where warranty service is allowed or by that customer driving their LiveWire vehicle (or having it towed) to a state which allows us or a licensed LiveWire retail partner to have a physical service location and perform warranty service activities.

Data Privacy and Cybersecurity Laws and Regulations

Our business collects, uses, handles, stores, receives, transmits and otherwise processes different types of information about a range of individuals, including our customers, riders of our electric vehicles, website visitors, users of our mobile application, our employees and job applicants, and employees of companies we do business with (such as our vendors and suppliers). As a result, we are and may become subject to existing and emerging federal, state, local and international laws and regulations related to the privacy, security and protection of such information, such as the Federal Trade Commission (FTC) Act, the GLBA, the TCPA, the CAN-SPAM Act, California Consumer Privacy Act (CCPA), the California Privacy Rights Act (CPRA), the Virginia Consumer Data Protection Act (VCDPA) and the Colorado Privacy Act (CPA).

In the United States, while there is not a single generally applicable federal law governing the processing of personal information, there are federal laws that apply to the processing of certain types of information, or the processing of personal information by certain types of entities, and the Federal Trade Commission and state attorneys general may bring enforcement actions against companies that engage in processing of personal information in a manner that constitutes an “unfair” or “deceptive” trade practice.

In addition, certain states have enacted laws relating to data privacy and the processing of information about residents in those states. The CCPA, which went into effect on January 1, 2020 and applies to our business, imposes obligations and restrictions on businesses that handle personal information of California residents and provides new and enhanced data privacy rights to California residents, including the right to know, the right to delete and the right to opt out of the sale of personal information as well as additional protections for minors. Certain requirements in the CCPA remain uncertain due to ambiguities in the drafting of or incomplete guidance. Adding to the uncertainty, in November 2020, California voters also passed the CPRA, which amends and expands upon the CCPA, imposes additional obligations and sets forth additional privacy rights for California residents. Two additional states, Virginia and Colorado, also recently enacted comprehensive data privacy laws. Virginia passed the VCDPA and Colorado passed the CPA. The CPRA and VCDPA become effective on January 1, 2023 and the CPA becomes effective on July 1, 2023. Additionally, laws, regulations, and standards covering marketing and advertising activities conducted by telephone, email, mobile devices, and the Internet, may be applicable to our business, such as the TCPA, the CAN-SPAM Act and similar state and federal consumer protection laws. We are also subject to certain laws and regulations that have been enacted or proposed, such as “Right to Repair” laws, that could require us to provide third-party access to our network and/or vehicle systems.

By expanding into Europe and the United Kingdom, we will also become subject to laws, regulations and standards covering data protection and marketing and advertising, including the EU General Data Protection Regulation (GDPR) and the United Kingdom data protection regime, consisting primarily of the UK General Data Protection Regulation and the UK Data Protection Act (together referred to as the UK GDPR). The GDPR and UK GDPR regulate the processing of data relating to an identifiable individual (personal data) and impose stringent data protection requirements on organizations with significant penalties for noncompliance. The European Data Protection Board has also released data guidelines for connected vehicles, and the upcoming ePrivacy Regulation is in its final stages.

Regulators and legislators in jurisdictions around the world continue to propose and enact more stringent data protection and privacy laws. New laws as well as any significant changes to applicable laws, regulations, interpretations of laws or regulations, or market practices regarding privacy and data protection or regarding the manner in which we seek to comply with applicable laws and regulations could require us to make modifications to our products, services, policies, procedures, notices and business practices. Many large geographies which may become important to our future success, including Australia, Brazil, Canada, China and India, have passed or are considering comparable data privacy legislation or regulations. Until prevailing compliance practices standardize, the impact of worldwide privacy regulations on our business and, consequently, our revenue, could be negatively impacted.

Incentives

Federal and State Incentives in the United States

As of December 31, 2021, incentives in the United States included:

United States Federal Tax Credits. The Qualified 2- or 3- Wheeled Plug-In Electric Vehicle Tax Credit program instituted by the United States government provides a tax credit of up to 10% of the total value of the electric motorcycle for the purchase of new qualified 2- or 3- wheel plug-in electric vehicles.

State Incentives. A number of states and municipalities in the United States, as well as certain private enterprises, offer incentive programs to encourage the adoption of alternative fuel vehicles, including tax exemptions, tax credits, exemptions and special privileges.

Other states have also implemented various incentives for the purchase of eligible zero-emission vehicles based on weight class and propulsion type. For example, New Jersey and Washington exempt the purchase of electric vehicles from state sales tax. Colorado, Oregon and Oklahoma provide substantial state tax credits for the purchase of electric vehicles. Some of these programs have eligibility limits based on either consumer income or the manufacturer’s suggested retail price of the vehicle. Several states will also be phasing out incentives over time or volume of electric vehicles are sold. Other incentives include preferential parking at reduced rates, or free, or single occupancy high-occupancy vehicle access on highways for electric vehicles.

Emission Credit Programs. As a manufacturer devoted to the design, development and production of all-electric, battery-powered motorcycles, we may in the future generate credits from regulatory mandates that we can monetize through sale to other manufacturers.

Incentives in the European Union and Rest of World

In addition to a favorable regulatory environment, the majority of European countries and many other jurisdictions worldwide offer incentives, tax reductions or a combination of both.

Intellectual Property

Our intellectual property is a core asset of our company, and an important tool to drive value and differentiation in our products and services. We protect, use and defend our intellectual property in support of our business objectives to increase our return on investment, enhance our competitive position, and create shareholder value. Through strategic and business assessments of our intellectual property, we rely on a combination of patents, trade secrets, copyrights, service marks, trademarks, domains, contractual terms and enforcement mechanisms across various international jurisdictions to establish and protect intellectual property related to our current and future business and operations.

As of March 31, 2022, we held eight utility patents and 18 design patents, and had filed an additional nine utility patent applications and two design patent applications in the U.S. We also held 45 patents and 10 patent applications that are foreign counterparts of some of our U.S. patents and patent applications with foreign patent offices. We do not view any individual patent as being material to our business. Subject to required payments of annuities or maintenance fees, United States design patents have a term of 15 years from the date of issuance, and United States utility patents have a term of 20 years from the priority application date. Accordingly, our U.S. patents that have already been issued will expire between 2031 and 2040. Our foreign patents generally have similar expiration dates, but may vary from country to country, the duration being set according to the laws of the jurisdiction in which the patent issues. Our trademarks, logos, domain names, and service marks are used to establish and maintain our reputation with our customers, and the goodwill associated with our businesses. As of March 31, 2022, we had 20 registered trademarks and had an additional 31 pending trademark applications with domestic and foreign trademark offices. The duration of trademark registrations vary from country to country, but it is typically for ten years with unlimited ten-year renewal terms, subject to the payment of maintenance and renewal fees and the laws of the jurisdiction in which the trademark is registered.

We intend to continue to vigorously pursue intellectual property protection to the extent we believe it would be advantageous to our business objectives. Despite our efforts to protect our intellectual property, we may be unsuccessful in enforcing our intellectual property, and third parties may seek to circumvent invalidate, or otherwise challenge our intellectual property. For additional information, see the section entitled “Risk Factors—Risks Related to Information Technology, Intellectual Property, Data Security and Privacy.”

Cybersecurity and Privacy

We prioritize the trust of our customers and employees and place great emphasis on systems and product security, cybersecurity, and privacy. We apply a variety of technical and organizational security measures, procedures, and protocols designed to protect our systems, products and data, in accordance with the National Institute of Standards and Technology (“NIST”) Cybersecurity Framework. We have a dedicated team of professionals that focus on application, network, and system security based upon a clearly defined organizational operating model.

Utilizing the NIST Cybersecurity Framework, we have instituted a cybersecurity program designed to address the evolving cyber-threat landscape. This includes a company-wide risk management structure with capabilities to assess direct and indirect vendors and an enterprise Secure Software Development Lifecycle to ensure that we reduce our attack surface by remediating vulnerabilities in the development process itself. Additionally, our identity and access management procedures and controls are consistent with the NIST Cybersecurity Framework, including measures to validate and authenticate the identity of our corporate users.

We maintain a vulnerability management program that includes periodic scans designed to identify security vulnerabilities and implement remediations for potential customer-impacting issues that are found. In addition, we conduct penetration tests, receive threat intelligence, follow incident response procedures, and remediate vulnerabilities according to severity and risk. Further, seeking to implement effective management, control, and protection, we have established a centralized, organization-wide view of information assets.

Our cloud security program seeks to enable secure cloud architecture deployments and extend security capabilities to the edge of our network where we interact with customers. We work to increase cybersecurity awareness throughout our organization through education. Our cloud-hosted website and mobile application software services are developed using industry-standard SecDevOps practices and are rigorously tested before deployment. Our product software utilizes a zero-trust approach that employs signed certificates, encryption keys, authentication schemes, and cryptography algorithms, and we have deployed these measures as appropriate as part of our efforts to secure our products’ communications and data transfers, vehicles and their components, including firmware over-the-air (“FOTA”) updates. Additionally, we utilize pre-condition checks, sequence and dependency execution, failure detection, and rollback and recovery when performing updates during the FOTA process.

We have also commenced a corporate-wide data privacy program with dedicated cross-functional resources. The objective of our data privacy program is to facilitate beneficial uses of data to improve our products and services while preserving our customers’ privacy expectations and complying with applicable law. Global data privacy laws and practices are continually evolving, and will continue to guide the operational design, controls, procedures, and policies for our program. Our strategy accounts for increased risk as our business scales by addressing appropriate security and access controls for customer and employee information. A core tenet of our privacy program is to implement privacy-by-design principles in both software and hardware development throughout our organization. Our privacy program will continue to evolve and adapt, utilizing industry practices and tailored risk management frameworks, to allow for close collaboration across the organization, particularly between our information technology and legal functions.

Legal Proceedings

Currently we are involved in, or may in the future be involved in, legal proceedings, claims or government investigations in the ordinary course of business relating to, among other things, commercial matters and contracts, intellectual property, labor and employment, discrimination, false or misleading advertising, regulatory matters, competition, pricing, tax, consumer rights/protection, torts/personal injury, property rights, data privacy/data protection and securities.

While it is not possible to predict the outcomes of these matters with certainty, based on our current knowledge we believe that the final outcomes of these pending matters will not, either individually or in the aggregate, have a material adverse effect on our business, results of operations or financial condition.

Notwithstanding, there is always the risk that a proceeding, claim or investigation will have a material impact on our business, prospects, financial condition or operating results. Regardless of the final outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, harm to our reputation and brand and other factors.

For additional information about the legal proceedings we may be subject to and risks to our business relating to litigation, see the “Risk Factors” and specifically, the section titled “We are, and may in the future be, subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, prospects, financial condition and operation results” and “ —We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and would cause us to incur substantial costs. The Company may incur significant costs and expenses in connection with protecting and enforcing its intellectual property, including through litigation.”

Facilities

LiveWire has a virtual headquarters in order to utilize the best engineering talent across the globe. As of March 31, 2022, we leased office facilities totaling 18,000 square feet in multiple locations in the United States. We intend to procure additional space as we add employees and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.

EXECUTIVE COMPENSATION OF LIVEWIRE

Throughout this section, unless otherwise noted, “LiveWire,” “Company,” “we,” “us,” “our” and similar terms refer to LiveWire EV, LLC and its subsidiaries prior to the consummation of the Business Combination.

Until the Separation occurs, the business conducted by LiveWire will be a part of H-D. In connection with and prior to the Separation, we expect to appoint each of the individuals who are named in the “2021 Summary Compensation Table” below (the “named executive officers”), who are currently employed by H-D, as executive officers of LiveWire. In addition, Mr. Zeitz will remain as Chief Executive Officer of H-D. We have not yet made any determinations as to which other individuals, if any, will serve as our post-Separation executive officers. The named executive officers, as well as their expected positions with us following the Separation, are listed below.

•	Jochen Zeitz, Chief Executive Officer; and

•	Ryan Morrissey, President.

During 2021, Mr. Zeitz served as the Chairman, President and Chief Executive Officer of H-D and Mr. Morrissey served as the Chief Electric Vehicle Officer of H-D. Mr. Morrissey commenced employment with H-D in April 2021.

Because LiveWire was not an independent company during 2021, all compensation and benefits described below were provided by H-D and all decisions as to the compensation of the named executive officers during 2021 were made by H-D. Accordingly, this section describes the material components of the executive compensation programs established by H-D. In connection with the Separation, we expect to establish a compensation committee of the board of directors of LiveWire which will determine the compensation of our named executive officers following the Separation.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of the business combination may differ materially from the currently planned programs summarized in this discussion.

2021 Summary Compensation Table

The following table sets forth information concerning the compensation of the named executive officers for the fiscal year ended December 31, 2021:

Name and Principal Position	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	All Other Compensation ($)(6)	Total ($)
Jochen Zeitz	2,500,000	—	6,000,030	6,435,000	3,000,000	170,538	18,105,568
Chief Executive Officer
Ryan Morrissey	357,877	500,000	347,275	—	1,144,178	8,221	2,357,551
President

(1)

Amounts reflect the base salary earned by our named executive officers in 2021. Mr. Morrissey commenced employment with H-D in April 2021 and his earned salary reflects his partial year of employment with H-D.

(2)	Amount reflects a one-time sign-on bonus paid to Mr. Morrissey in connection the commencement of his employment with H-D during 2021.

(3)

Amounts reflect the aggregate grant date fair value of performance shares and RSUs granted under the H-D Stock Plan (as defined below) to the named executive officer during the fiscal year ended December 31, 2021, in each case, computed in accordance with FASB ASC Topic 718. The grant date fair value of restricted stock unit awards was based on the market price of the underlying stock as of the date of grant (which considers the value of dividend equivalents that the holder is entitled to receive). The grant fair value of performance share awards was determined using a Monte-Carlo simulation on the date of grant. Key assumptions included a historical volatility of 54.99% and a risk-free rate of 0.27%. The grant date fair value of the performance share award for Mr. Morrissey included in the table is based on achievement of the performance objectives at target, which was the probable outcome of such objectives at the time of grant. The grant date fair value of Mr. Morrissey’s performance shares based on achievement of the performance objectives at the maximum level of performance (i.e., 200% of the target amount) is $238,543 based on H-D’s stock price on the date of grant. Consistent with FASB ASC Topic 718, the value of the performance shares reflected in the table above includes only the portion of the performance shares for which a performance goal was established during the year ended December 31, 2021, which was one-third of the total performance shares awarded.

(4)

Amount reflects the aggregate grant date fair value of stock options granted under the H-D Stock Plan to Mr. Zeitz during the fiscal year ended December 31, 2021, computed in accordance with FASB ASC Topic 718. The grant date fair value of the stock option award was determined using a Monte-Carlo simulation on the date of grant. Key assumptions included an expected life of 5.5 years, a historical volatility of 44.1%, a dividend yield of 1.49% and a risk-free interest rate of 1.21%.

(5)

Amounts reflect short-term incentive payments earned by each named executive officer under H-D’s annual short-term incentive program for 2021, which were earned based on H-D’s operating income, and, for Mr. Morrissey, a Performance Bonus as described below under “2021 Cash Incentives – LiveWire Bonus.” Mr. Morrissey’s short-term incentive payment was prorated for the portion of calendar year 2021 during which he was employed by H-D.

(6)

Amounts reflect the following: (i) H-D’s contributions to its 401(k) plan ($24,450 and $8,221 for Messrs. Zeitz and Morrissey, respectively), (ii) H-D’s contributions to its deferred compensation plan for Mr. Zeitz ($57,708) and (iii) compensation associated with Mr. Zeitz’s usage of H-D’s aircraft based on the incremental cost to H-D ($88,380). Incremental cost for Mr. Zeitz’s usage of H-D’s aircraft was calculated based on an annual average cost per flight hour which includes costs for fuel, landing/hanger fees, crew travel costs, catering and other variable flight expenses. This annual average cost per flight hour was then multiplied by the hours flown in connection with Mr. Zeitz’s aircraft usage, including any flight hours necessary to reposition the aircraft. Since H-D uses its aircraft primarily for business travel, it does not include costs that H-D would have incurred regardless of Mr. Zeitz’s aircraft usage, such as depreciation, pilot salaries and maintenance costs.

Narrative to Summary Compensation Table

2021 Salaries

In 2021, the named executive officers received an annual base salary from H-D to compensate them for services rendered to H-D. The base salary payable to each named executive officer was intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. As of the end of 2021, the annual base salaries for our named executive officers were $2,500,000 for Mr. Zeitz and $475,000 for Mr. Morrissey. The actual base salaries earned by our named executive officers for services to H-D in 2021 are set forth above in the Summary Compensation Table in the column entitled “Salary.”

We expect to evaluate the base salaries of our executive officers, including our named executive officers, in consultation with our compensation consultant, in connection with consummating the Business Combination and periodically thereafter.

Signing Bonus

In 2021, Mr. Morrissey received a one-time signing bonus of $500,000 in connection with his commencement of employment with H-D. The signing bonus is repayable upon a voluntary termination of Mr. Morrissey’s employment within twelve months after his start date.

2021 Cash Incentives

H-D Short-Term Incentive Plan

Our named executive officers were eligible to participate in H-D’s short-term incentive plan. For 2021, annual cash incentives under H-D’s short-term incentive plan were targeted at a percentage of base salary and earned based on H-D’s operating income. For 2021, our named executive officers’ target incentive targets under H-D’s short-term incentive plan were as follows: for Mr. Zeitz, 60% of his base salary; and for Mr. Morrissey, 90% of his base salary. Mr. Morrissey’s short-term incentive was prorated for 2021 based on his partial year of employment with H-D. The actual amounts earned by Messrs. Zeitz and Morrissey under H-D’s short term incentive plan for 2021 were $3,000,000 and $644,178, respectively.

In connection with the Separation, we expect to develop and implement a cash incentive plan for the benefit of our employees (including our named executive officers), the terms and conditions of which have not yet been determined.

LiveWire Bonus

Pursuant to his offer letter with H-D (as discussed below under “Executive Compensation Arrangements—Executive Employment Arrangements”), during 2021, Mr. Morrissey was eligible to receive a performance-based bonus of up to $500,000 (the “Performance Bonus”) based on the achievement of certain performance goals determined by H-D and Mr. Morrissey. For 2021, Mr. Morrissey’s Performance Bonus was based on the achievement of the following goals related to our business: (i) launching the LiveWire brand (weighted at 20%), (ii) building the LiveWire team and filling key employee roles (weighted at 20%), (iii) developing a digital online purchase path for LiveWire customers (weighted at 20%), (iv) opening retail operations in Southern California (weighted at 20%) and (v) commence building a dealer network that creates a desirable customer experience (weighted at 20%). The amount of the Performance Bonus earned by Mr. Morrissey in respect of his performance during 2021 was the full $500,000 for which he was eligible.

Equity Compensation

2021 Equity Grants

During 2021, H-D awarded restricted stock units (“RSUs”) to each of our named executive officers, as well as stock options to Mr. Zeitz and performance shares to Mr. Morrissey under H-D’s 2020 Incentive Stock Plan (the “H-D Stock Plan”), as described below.

On February 3, 2021, Mr. Zeitz was granted an award of 181,764 RSUs. Such RSUs vest in full on the first anniversary of the grant date, subject to Mr. Zeitz’s continued employment with H-D through such date. In addition, if Mr. Zeitz’s employment with H-D had terminated other than for cause prior to such date, the RSUs would have vested in full upon such termination. Additionally, if Mr. Zeitz’s employment with H-D had terminated due to his death or “disability” (as defined in the H-D Stock Plan), a pro rata portion of the RSUs would have vested upon such termination based on the length of his employment between the grant date and the date of termination.

On May 4, 2021, Mr. Morrissey was granted 4,761 RSUs. One-third of the RSUs vest on each of the first three anniversaries of the grant date, subject to Mr. Morrissey’s continued employment with H-D through such date.

On May 4, 2021, Mr. Morrissey was awarded 7,142 performance shares (based on the target level of performance). A number of such performance shares ranging from 0% to 200% of the target level are eligible to vest and be paid in shares of H-D common stock based on H-D’s attainment of annual performance goals for each year within the overall three-year performance period that commenced on January 1, 2021 and will end December 31, 2023. The awards are also subject to Mr. Morrissey’s continued employment with H-D through the vesting date. The performance goals for the 2021 annual period include return on invested capital, revenue, diversity and employee engagement. At the conclusion of the three-year performance period, the number of earned performance shares may be increased or decreased by up to 15% based on H-D’s total shareholder return relative to certain peer group companies over the performance period. The peer group companies selected for this purpose consisted of publicly-traded non-automotive original equipment manufacturers consumer discretionary companies. To the extent performance shares vest, Mr. Morrissey will also receive the accumulated dividends that accrue over the performance period, in direct proportion to the number of performance shares that actually vest.

On December 1, 2021, Mr. Zeitz was granted an option to acquire 500,000 shares of H-D’s common stock at an exercise price of $36.63 per share. The option will not become exercisable until H-D’s ten-day average closing stock price meets or exceeds the following stock prices during the five-year period beginning on the grant date and will become vested only to the extent service conditions are met, as follows:

Ten-Day Average Closing Stock Price Achievement During Five-Year Period Beginning on Grant Date*	Employment Through a Date Prior to December 31, 2023 (% Exercisable)	Employment as H-D CEO Through December 31, 2023 (% Exercisable)	Employment as H-D CEO or H-D Board-Approved Role Through December 31, 2024 (% Exercisable)
$65.00 or higher (% Exercisable)	0%	66.0%**	100.0%**
$60.00 (% Exercisable)	0%	52.8%	80.0%
$55.00 (% Exercisable)	0%	39.6%	60.0%
$50.00 (% Exercisable)	0%	26.4%	40.0%
$45.00 (% Exercisable)	0%	13.2%	20.0%
Less Than $45 (% Exercisable)	0%	0.0%	0.0%
Option Term	N/A	If termination of employment occurs before December 31, 2024, option term reduced to six years from grant date	Option term remains ten years from grant date

*	Percentage of the option that is exercisable will be interpolated linearly between specified stock price achievement levels.
**	Percentage indicates percentage of the option that become nonforfeitable (i.e., vested) based on employment through this date.

Any portion of Mr. Zeitz’s option that is not vested based on continued service at the time of Mr. Zeitz’s termination of employment with H-D will be forfeited, except that, if Mr. Zeitz’s employment is terminated by H-D without cause prior to December 31, 2023, then he will be deemed to have satisfied the continuous employment requirement with respect to a pro rata portion of the 66.0% of the option that was tied to his continuous employment through December 31, 2023. Any portion of the option that is not exercisable based on the stock price goals by December 31, 2026, will be forfeited as of such date, and any unexercised portion of the option will be immediately forfeited if Mr. Zeitz’s employment with H-D is terminated for cause.

The following table sets forth the options, performance shares and RSUs granted to our named executive officers in 2021.

Named Executive Officer	2021 Options Granted	2021 Performance Shares Granted	2021 RSUs Granted
Jochen Zeitz	500,000	—	181,764
Ryan Morrissey	—	2,381	4,761

Consistent with FASB ASC Topic 718, the number of performance shares granted to Mr. Morrissey included in the table above represents one-third of his total 2021 performance share award, representing the portion of his award for which the performance goals were established during 2021. H-D establishes and communicates to grantees the annual performance goals for each of the years within the overall three-year performance period at the beginning of each annual performance period.

All of the H-D incentive equity awards held by our named executive officers as of December 31, 2021 are further described below in the section entitled, “—Outstanding Equity Awards at Fiscal Year-End.”

2022 Incentive Award Plan

In connection with the Business Combination, ABIC’s Board intends to adopt, and its shareholders will be asked to approve, a 2022 Incentive Award Plan, referred to herein as the Incentive Plan, to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of HoldCo and certain of its affiliates and to enable HoldCo to obtain and retain services of these individuals, which is essential to its long-term success. The Incentive Plan will become effective upon approval by ABIC’s shareholders. For additional information about the Incentive Plan, please see “Shareholder Proposal 5: The Incentive Plan Proposal” in this proxy statement/prospectus.

Other Elements of Compensation

During 2021, our named executive officers participated in benefit plans and programs maintained by, and received perquisites from, H-D, each as described below.

Retirement, Health and Welfare Plans

In 2021, the named executive officers participated in H-D’s defined contribution 401(k) plan on the same basis as other full-time employees of H-D. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan.

In 2021, our named executive officers participated in health and welfare plans maintained by H-D, including:

•	medical, dental and vision benefits;

•	dependent care flexible spending accounts;

•	short-term and long-term disability insurance; and

•	basic life and accidental death and dismemberment insurance.

In connection with the Separation, we anticipate that we will adopt a defined contribution 401(k) plan and health and welfare plans in which our employees (including our named executive officers) will participate.

Deferred Compensation Plan

In 2021, Mr. Zeitz participated in a non-qualified deferred compensation plan (the “Deferred Compensation Plan”) maintained by H-D for the benefit of its highly compensated employees. Under the Deferred Compensation Plan, H-D pays participants amounts that would have been accrued or payable under H-D’s 401(k) plan as if statutory limits that apply to such 401(k) plan had not been applicable.

Under the Deferred Compensation Plan, participants can defer a portion of their base salaries and/or annual short term incentive plan payment. If a participant in the Deferred Compensation Plan makes an election to defer eligible compensation and there are statutory limits on such participant’s ability to defer at least 6% of eligible compensation into H-D’s 401(k), then the participant receives a matching contribution from H-D in an amount equal to the contribution that would have been made to H-D’s 401(k) if no statutory limit had been applicable.

Perquisites

During 2021, H-D provided limited perquisites to the named executive officers to ensure that H-D remains market competitive. For 2021, these perquisites consisted solely of Mr. Zeitz’s use of H-D’s corporate aircraft to occasionally commute between Wisconsin and New Mexico.

No Tax Gross-Ups

During 2021, H-D did not make gross-up payments to cover our named executive officers’ personal income taxes pertaining to any of the compensation or perquisites paid or provided by H-D.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of H-D’s common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2021.

		Option Awards				Stock Awards
Name	Grant Date	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares of Units of Stock That Have Not Vested ($)(1)		Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested ($)(1)
Jochen Zeitz	02/03/2021	—		—	—	181,764	(2)	6,850,685		—		—
	12/01/2021	500,000	(3)	36.63	12/31/2026	—		—		—		—
Ryan Morrissey	05/04/2021	—		—	—	—		—		4,167	(4)	157,054
	05/04/2021	—		—	—	4,761		179,442	(5)	—		—

(1)	The dollar values stated reflect the number of units or shares held at the end of 2021, multiplied by the closing price of H-D’s common stock on December 31, 2021, which was $37.69.
(2)

The RSUs subject to this grant will vest on the first anniversary of the grant date, subject to Mr. Zeitz’s continued employment with H-D through such date. In addition, if Mr. Zeitz’s employment with H-D terminates other than cause, such RSUs s will vest in full (to the extent then-unvested) upon such termination. Additionally, if Mr. Zeitz’s employment with H-D terminates due to his death or “disability” (as defined in the H-D Stock Plan), a pro rata portion of the RSUs will vest upon such termination based on the length of his employment between the grant date and the date of termination.

(3)

The stock option is eligible to become exercisable upon the attainment of certain stock price goals and will become vested only to the extent service conditions are met through December 31, 2023 and/or December 31, 2024 (as applicable). For additional detail on the vesting and exercise conditions related to the stock option, see “Equity Compensation—2021 Equity Grants.”

(4)

These performance shares are eligible to vest on December 31, 2023 and be paid in shares of H-D common stock based on H-D’s attainment of certain annual performance goals each year of an overall three-year performance period commencing January 1, 2021 and ending December 31, 2023, subject to Mr. Morrissey’s continued employment with H-D through the vesting date. The performance goals for the 2021 annual period include return on invested capital, revenue, diversity and employee engagement. At the conclusion of the three-year performance period, the number of earned performance shares may be increased or decreased by up to 15% based on H-D’s total shareholder return relative to certain of its peer group companies over the performance period. Amounts reported represent only the portion of the performance shares for which a performance goal was established during the year ended December 31, 2021, which was one-third of the total performance shares granted, and, in accordance with applicable SEC rules, such performance shares are disclosed at 175% of target level (due to three out of the four relevant performance goals exceeding target level during 2021).

(5)

The RSUs subject to this grant will vest with respect to one-third of the RSUs subject thereto on each of the first three anniversaries of the grant date, subject to Mr. Morrissey’s continued employment with H-D through such date. The RSUs are expected to be canceled upon the Separation in exchange for the right to receive cash payments on each regular RSU vesting date (as described above under “Equity Compensation—2021 Equity Grants”).

Executive Compensation Arrangements

Executive Employment Arrangements

During 2021, H-D was party to employment arrangements with Messrs. Zeitz and Morrissey, the material terms of which are summarized below. We expect to evaluate whether to enter into new or updated employment arrangements with certain officers, including our named executive officers, in connection with the Separation and/or Business Combination, but have not yet made any determinations in this regard.

Mr. Zeitz Employment Arrangements

Pursuant to a letter agreement between H-D and Mr. Zeitz, dated March 1, 2020 (the “March 2020 Zeitz Agreement”), Mr. Zeitz served as H-D’s Acting President and Chief Executive Officer. Under the March 2020 Zeitz Agreement, Mr. Zeitz was entitled to an annual base salary, the grant of H-D equity awards in the form of RSUs and eligibility to participate in H-D’s deferred compensation plan and other employee benefit plans. The March 2020 Zeitz Agreement also described H-D’s stock ownership guidelines, which require Mr. Zeitz to acquire and hold H-D stock with a value equal to 600% of his annual base salary within five years after commencing employment with H-D.

On May 6, 2020, H-D and Mr. Zeitz entered into a new letter agreement with Mr. Zeitz pursuant to which H-D appointed Mr. Zeitz as its President and CEO (previously Mr. Zeitz served in such positions on an interim basis) (the “May 2020 Zeitz Agreement”). The May 2020 Zeitz Agreement contains substantially similar terms to the March 2020 Zeitz Agreement. Although the May 2020 Zeitz Agreement did not provide for severance or payments or benefits in connection with a change in control, it provided for Mr. Zeitz’s continued participation in H-D’s Executive Severance Plan and entitlement to a Transition Agreement, each as described below.

On December 1, 2021, H-D entered into a separate letter agreement with Mr. Zeitz (the “2021 Zeitz Agreement”) setting forth certain terms of his continued employment as Chief Executive Officer of H-D. The 2021 Zeitz Agreement provides for a reduction in Mr. Zeitz’s base salary from $2.5 million to $1.9 million and a target annual bonus opportunity of $2.4 million, in each case, effective January 1, 2022. In addition, the 2021 Zeitz Agreement provides for the grant to Mr. Zeitz during 2021 of the option to purchase 500,000 shares of H-D common stock discussed above under “Equity Compensation—2021 Equity Grants” and states that Mr. Zeitz will receive, during calendar year 2022, a grant by H-D of RSUs with a target grant date value of $6 million. The 2021 Zeitz Agreement also states that, subject to approval by H-D’s Human Resources Committee, Mr. Zeitz’s 2023 and future long-term incentive grants are expected to have a target grant date value of no less than $6 million annually and are expected to be delivered entirely in the form of RSUs. Although the 2021 Zeitz Agreement does not provide for severance or payments or benefits in connection with a change in control, it does provide for Mr. Zeitz’s continued participation in H-D’s Executive Severance Plan and entitlement to a Transition Agreement, each of which is described below.

Mr. Morrissey Employment Arrangement

On February 27, 2021, H-D entered into a letter agreement with Mr. Morrissey (the “Morrissey Agreement”) pursuant to which Mr. Morrissey serves as Chief Electric Vehicle Officer of H-D. Under the Morrissey Agreement, Mr. Morrissey was entitled to an annual base salary, eligibility to participate in H-D’s short-term and long-term incentive plans with annual grants targeted at 90% and 120% of his base salary, respectively, eligibility to receive a Performance Bonus of up to $500,000 based on the achievement of certain performance goals determined by H-D and Mr. Morrissey (discussed in more detail above under “Narrative to Summary Compensation Table—2021 Cash Incentives”), and eligibility to participate in H-D’s employee benefit plans. The Morrissey Agreement requires Mr. Morrissey to acquire and hold H-D stock with a value equal to 300% of his annual base salary within five years after commencing employment with H-D. The Morrissey Agreement provides for participation in H-D’s Executive Severance Plan, but does not provide for enhanced payments or benefits in connection with a change in control.

In addition, pursuant to the Morrissey Agreement, for the year in which external investor funding is secured for LiveWire, Mr. Morrissey is eligible to receive a cash incentive bonus of up to $1 million based on LiveWire’s success in securing external investor funding (the “Funding Payment”). If LiveWire secures any external investor funding, then his minimum Funding Payment will equal $250,000. If external funding that values LiveWire between $1 billion and $4 billion is secured, then Mr. Morrissey’s Funding Payment will be prorated between $250,000 and $1 million (for example, if the valuation is $3 billion, then Mr. Morrissey’s Funding Payment will equal $750,000). The amount of the Funding Payment is expected to be determined in 2022 and paid to Mr. Morrissey following the closing of the Business Combination.

Executive Severance Plan

During their employment with H-D during 2021, Messrs. Zeitz and Morrissey participated in H-D’s Executive Severance Plan. The Executive Severance Plan provides that, upon a termination of the applicable named executive officer’s employment (other than for cause or due to death or disability), H-D will pay such named executive officer severance consisting of (i) for a lump sum payment equal to 24 months’ base salary, (ii) a prorated short-term incentive plan payment for the year of termination (based on actual performance, calculated pursuant to the Executive Severance Plan), (iii) up to 18 months’ continuation of certain employee benefits, such as life insurance, medical, dental and vision benefits, (iv) a lump sum cash payment of $10,000 for use in securing outplacement services, and (v) a lump sum cash payment of $10,000 for use in securing financial planning assistance. The receipt of such severance is conditioned upon the applicable named executive officer’s agreement to certain restrictive covenants, including 12-month post-termination non-competition and non-solicitation covenants and 24-month post-termination employee non-solicitation covenants and execution of a general release of claims in favor of H-D.

The Executive Severance Plan provides that, to the extent payments under such plan would be considered “excess parachute payments” as defined in Section 280G of the Internal Revenue Code, such payments will (i) be reduced to a point at which they are no longer considered excess parachute payments (solely if the after-tax value of such payments to the named executive officer, had such reduction not been applied, would be 110% or less of the after-tax value of the reduced payments) or (ii) be paid in full to the named executive officer solely with the named executive officer being personally liable for the excise tax.

Transition Agreements

During 2021, H-D was party to a transition agreement with Mr. Zeitz. The transition agreement provides for certain employment terms that will apply to Mr. Zeitz following a change of control of H-D. In addition, the transition agreement provides that, upon a termination of Mr. Zeitz’s employment (i) by H-D (other than for cause) or (ii) due to a resignation by Mr. Zeitz for good reason, in either case, within two years after a change of control of H-D, then Mr. Zeitz will receive severance consisting of (a) two times the sum of his highest base salary during the five years preceding termination, plus his target short-term incentive opportunity for the year in which the change of control occurs, payable in lump sum on the first business day of the month following the six-month anniversary of the date of termination, (b) full vesting of all then-outstanding H-D equity awards (with any performance-based awards based on the target level of performance) and any account balance under H-D’s pension, savings or other retirement programs, (c) a prorated short-term incentive plan payment based on the greater of the target performance for the fiscal year in which the termination occurs or the bonus received for the year prior to the change of control, payable in lump sum on the first business day of the month following the six-month anniversary of the date of termination, (d) up to 24 months’ continuation of certain employee benefits, such as life insurance, medical, dental and vision benefits, (e) a lump sum cash payment of $20,000 for use in securing outplacement services and (f) a lump sum payment of $20,000 for use in securing financial planning assistance. The receipt of such severance is conditioned upon Mr. Zeitz’s compliance with certain restrictive covenants and execution of a general release of claims in favor of H-D.

The transition agreement provides that, to the extent payments under such agreement would be considered “excess parachute payments” as defined in Section 280G of the Internal Revenue Code, such payments will be reduced to a point at which they are no longer considered excess parachute payments or Mr. Zeitz will receive the full payment and be personally liable for the excise tax, whichever produces the larger after-tax benefit to Mr. Zeitz.

Non-Employee Director Compensation

In 2021, we were not an independent company and, accordingly, did not have a board of directors or a non-employee director compensation program. In connection with the Business Combination, we intend to approve and implement a compensation program for the benefit of our non-employee directors. The details of this program have not yet been determined.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF LIVEWIRE

The following discussion and analysis should be read together with the historical audited annual combined financial statements and unaudited interim combined financial statements, and the related notes that are included elsewhere in this proxy statement/prospectus. The discussion and analysis should also be read together with the pro forma financial information as of March 27, 2022 and for the three months ended March 27, 2022 and the year ended December 31, 2021. See “Unaudited Pro Forma Condensed Combined Financial Information.” The following discussion may contain forward-looking statements. Actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those factors discussed below and elsewhere in this information statement, particularly in “Cautionary Note Concerning Forward Looking Statements” and “Risk Factors.”

Overview

LiveWire sells electric vehicles and related parts and accessories and apparel in the United States and certain international markets. H-D introduced its first electric motorcycle in late 2019 as the Harley-Davidson LiveWire. In 2021, building on early success and the continued growth in the global market demand for electric vehicles, H-D launched LiveWire as a standalone electric vehicle division, with the first LiveWire-branded product, the LiveWire ONE, debuting in July 2021. In 2019, H-D acquired STACYC Inc. and began selling electric balance bikes, which are currently sold under the STACYC and H-D IRONe brands, as well as through private label arrangements. Electric motorcycles are sold at wholesale to a network of independent retail partners and, beginning in the third quarter of 2021, at retail through a Company-operated retail partner and through online sales. Electric balance bikes are sold at wholesale to independent dealers and independent distributors. LiveWire is focused on innovating and developing technology in the electric vehicle market. LiveWire’s vision is to create the next generation of electric motorcycles with products and experiences that merge the power and technology of electric with the unique soulful connection that comes from an analog machine.

In 2021, LiveWire generated revenue, net of $35.8 million compared to $30.9 million in 2020. For the three months ended March 27, 2022, the Company generated revenue, net of $11.4 million compared to $6.5 million in the three months ended March 28, 2021.

LiveWire’s net loss for 2021 was $68.3 million compared to $77.6 million in 2020 and $15.5 million for the three months ended March 27, 2022 compared to $14.7 million for the three months ended March 28, 2021. LiveWire’s net losses reflect the start-up nature of LiveWire’s business including low shipment volumes associated with the introduction of a new electric motorcycle combined with investments in product development as LiveWire continues to focus on technological innovation that will support future products and growth.

Recent Developments

Business Combination

On December 12, 2021, H-D (the “Parent”) entered into the Business Combination Agreement with ABIC, a special purpose acquisition company, to effect the separation of its electric vehicle business.

The merger is anticipated to be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, ABIC will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of LiveWire issuing stock for the net assets of ABIC, accompanied by a recapitalization. The net assets of ABIC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of LiveWire.

The most significant change in the successor’s future reported financial position and results are expected to be an estimated increase in cash (as compared to LiveWire’s combined balance sheet at March 27, 2022) to between approximately $288.0 million, assuming maximum shareholder redemptions permitted under the Business Combination Agreement, and $563.3 million, assuming no shareholder redemptions, and in each case including a $100 million investment from the Company Equityholder, and a $100 million investment from certain members of the KYMCO Group, through a PIPE. See “Unaudited Pro Forma Condensed Combined Financial Information.”

As a consequence of the merger, LiveWire will become the successor to an SEC-registered company, which will require LiveWire to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. LiveWire expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

Key Factors Affecting the LiveWire’s Operating Results

LiveWire believes that its future success and financial performance depend on a number of factors that present significant opportunities for its business, but also pose risks and challenges, including those discussed below and in the Section of this proxy statement/prospectus titled “Risk Factors.”

Technology Innovation

LiveWire is committed to and passionate about leading the electric motorcycle market. The focus will be on technology development, with an approach to product and go-to-market actions that reflect the expectations of the targeted customer to deliver the most desirable electric motorcycles in the world through pioneering the future of motorcycling by means of design, software and experience for the pursuit of urban adventure and beyond.

The electric vehicle market is highly competitive and includes both established automotive manufacturers and new entrants. LiveWire is well positioned to become a premier electric motorcycle brand as the first publicly traded electric motorcycle company in the U.S. and as a leader in the transformation of the motorcycling market. To establish market share and scale and expand our business, LiveWire plans to continue to enhance global manufacturing and distribution capabilities and make substantial investments in research and development for the commercialization and continued enhancements of future generations of LiveWire’s electric motorcycles, related technologies and other products.

Establishing Contract Manufacturing Capacity

Achieving growth for LiveWire’s electric motorcycles requires LiveWire to increase its material purchases and contract manufacturing capacity and improve its supply chain processes in the US and internationally. The amount and timing of LiveWire’s future contract manufacturing capacity requirements, and resulting capital expenditures, will depend on many factors, including the pace and results of LiveWire’s research and development efforts to meet technological development milestones, LiveWire’s ability to develop and launch new electric vehicles, LiveWire’s ability to achieve sales and experience customer demand for LiveWire’s vehicles at the levels LiveWire anticipates, LiveWire’s ability to utilize planned capacity in its existing contract manufacturers’ facilities, LiveWire’s ability to retain contract manufacturing relationships and LiveWire’s ability to enter new international markets. LiveWire will benefit from industry-leading strategic partners – H-D and the KYMCO Group, a globally recognized brand of scooters, motorcycles, and side-by-side ATVs headquartered in Taiwan, by leveraging their engineering expertise, manufacturing footprint, distribution, supply chain infrastructure and global logistics capabilities. Additionally, LiveWire will have access to H-D’s established distribution and dealership network.

Partnering with Industry-Leading Original Equipment Manufacturers and/or Tier-One Vehicle Suppliers

LiveWire entered into a long-term collaboration agreement with the KYMCO Group to explore further business opportunities in the electric vehicle market by leveraging LiveWire and the original equipment manufacturer’s capability in the design, development, and manufacturing of electric vehicles. This will allow LiveWire to focus on vehicle design, strong brand affiliation and a differentiated customer experience. LiveWire’s partnership with the KYMCO Group will create rapid scale for LiveWire without asset-intense investments.

LiveWire believes that its business model and established experience in delivering new products will reduce the considerable execution risk typically associated with new vehicle companies. Through such platform sharing, component sourcing and manufacturing partnerships, LiveWire believes it will be able to accelerate its time to market and reduce vehicle development costs. LiveWire intends to meet timing, cost and quality expectations while optimally matching its cost structure with its projected production ramp by leveraging such partnerships and trained workforces. Remaining hardware agnostic allows for selection of partners, components and manufacturing decisions to be based on both timeline and cost advantages and enables LiveWire to focus on delivering truly innovative design features, a superior customer experience, and a leading user interface that leverages sophisticated software and other technology advancements.

Market Trends and Competition

LiveWire offers innovative and proprietary electric vehicle technology and intends to expand its market share over time in product categories that LiveWire believes will grow as electric vehicle adoption occurs in the segment. Existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market. Furthermore, LiveWire’s competition includes other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy internal combustion engine vehicles. If LiveWire’s market share does not grow due to increased competition, or the market fails to expand as LiveWire has projected, its revenue and ability to generate profits in the future may be impacted.

Regulatory Landscape

LiveWire operates in an industry that is subject to and benefits from environmental regulations, which have generally become more stringent over time, particularly across developed markets. Regulations in LiveWire’s target markets include economic incentives to purchasers of electric vehicles and tax credits for electric vehicle manufacturers. While LiveWire expects environmental regulations to provide a tailwind to its growth, it is possible for certain regulations to result in margin pressures.

Supply Chain and Inflation

The global supply chain and logistics challenges continue to impact LiveWire and the industry. As a result of these challenges, LiveWire has experienced cost increases for logistics, raw materials and purchased components as well as increased manufacturing conversion costs, however, given LiveWire’s lower production volumes these impacts have not been material to date. LiveWire expects the supply chain challenges and higher costs will continue in 2022 and may become more significant as production volumes increase. LiveWire expects that year-over-year inflation rates for logistics and manufacturing costs, excluding raw materials and components, to stabilize in the second half of 2022, however, given the macro global factors influencing raw materials, LiveWire believes that raw materials and component cost inflation will continue for the remainder of 2022.

The Company has also experienced some disruption related to supply constraints for certain components including those impacted by the continued global semiconductor chip shortages. While these disruptions have not materially impacted production volumes to date, LiveWire expects production during the remainder of 2022 to be constrained as result of supply disruptions. Refer to “Certain Unaudited LiveWire Prospective Financial Information” within this Form S-4 for more information regarding 2022 projected results.

COVID-19 Pandemic and Macroeconomic Uncertainties on Future Operations

LiveWire continues to manage through the impacts of the COVID-19 pandemic keeping safety and community well-being a priority. The full impact of the COVID-19 pandemic on future results depends on future developments, such as the ultimate duration and scope of the pandemic including associated variants, the success of vaccination programs, the consequences of vaccine requirements, and its impact on Livewire’s customers, independent retail partners, distributors and suppliers. Future impacts and disruptions could have an adverse effect on production, supply chains, distribution and demand for Livewire’s products. Additionally, ongoing global issues may affect our business and operating results and the global economy, including the geopolitical impact of the conflict in Ukraine and any related economic or other sanctions.

Basis of Presentation

Refer to Note 1 of the Notes to Combined Financial Statements for a discussion of the underlying basis used to prepare the combined financial statements.

Key Business Metrics

To analyze LiveWire’s business performance, determine financial forecasts and help develop long-term strategic plans, management reviews the following key business metrics, which are important measures that represent the growth of the business:

•

Wholesale motorcycle unit shipments – LiveWire defines wholesale motorcycle unit shipments as the number of electric motorcycles sold by LiveWire to independent dealers for which LiveWire recognized revenue during the period.

•

Company retail motorcycle unit sales – LiveWire defines Company retail motorcycle unit sales as the number of new electric motorcycles sold at retail by LiveWire through its Company-operated retail partner or through online sales for which LiveWire recognized revenue during the period. LiveWire began selling electric motorcycles direct to retail consumers in the third quarter of 2021.

•

Independent retail motorcycle unit sales – LiveWire defines independent retail motorcycle unit sales as the number of new electric motorcycles sold at retail by independent retail partners. These unit sales are not revenues for LiveWire but represent revenues for individual retail partners. The data source for electric motorcycle retail sales figures is new sales warranty and registration information provided by independent retail partners and compiled by LiveWire. LiveWire must rely on information that its independent retail partners supply concerning new retail sales, and LiveWire does not regularly verify the information that its independent retail partners supply. This information is subject to revision.

•	Company-operated retail partner – Retail partner operated by LiveWire.

•	Independent retail partners – Retail partners owned and operated by independent entities under contract with LiveWire to sell LiveWire electric motorcycles, related products and services.

The following table details the key business metric amounts for the periods indicated:

	Three Months Ended		Year Ended
	March 2022	March 2021	December 2021	December 2020
Wholesale motorcycle unit shipments:
US	57	67	119	717
International	25	35	313	481

	82	102	432	1,198
Company retail motorcycle unit sales – US	15	—	29	—

	97	102	461	1,198

Retail motorcycle unit sales:
Company (a)	15	—	29	—
Independent retail partners (b)	142	133	933	719

	157	133	962	719

Retail motorcycle unit sales:
US	80	94	566	451
International	77	39	396	268

	157	133	962	719

(a)	Data source for Company retail sales figures shown above is LiveWire’s records.
(b)

Data source for independent retail sales figures shown above is new sales warranty and registration information provided by retail partners and compiled by LiveWire. LiveWire must rely on information that its independent retail partners supply concerning new retail sales, and LiveWire does not regularly verify the information that its independent retail partners supply. This information is subject to revision.

The following table details the number of retail partners:

	As of	As of
	March 27, 2022	December 31, 2021
Company-operated retail partner	1	1
Independent retail partners:
U.S.	56	44
International	—	—

	56	44

Total	57	45

Retail partners shown above include those that have been contracted by LiveWire to sell LiveWire motorcycles. As of March 27, 2022 and December 31, 2021, this total includes 23 and 27 partners, respectively, that were actively working to complete the licensing required to sell LiveWire motorcycles as of the end of the period. LiveWire intends to grow this network as it expands its distribution capabilities. The Harley-Davidson LiveWire motorcycles produced in 2019 and 2020 have been or will be retailed through the H-D dealership network until the remaining inventory of H-D branded LiveWire motorcycles is depleted.

LiveWire believes these key business metrics provide useful information to help investors understand and evaluate LiveWire’s business performance. Wholesale motorcycle unit shipments and Company retail motorcycle unit sales are key drivers of revenue and profit. Retail motorcycle unit sales made through both Company-operated and independent retail partners is a key measure of consumer demand and market share for LiveWire’s electric motorcycles.

Components of Results of Operations

Revenue

LiveWire generates revenue from the sale of electric motorcycles, electric balance bikes, related P&A, and apparel. Electric motorcycles are sold at wholesale to a network of independent retail partners and, beginning in the third quarter of 2021, at retail through a Company-operated retail partner and direct to consumers through online sales. Electric balance bikes are sold at wholesale to independent dealers and independent distributors, as well as, direct to consumers online. LiveWire expects revenue to increase sequentially in future periods as it expects shipments to continue to grow.

Cost of Goods Sold

Cost of goods sold primarily consists of direct materials, components, in-bound freight, customs and duties, supplies and labor-related costs, including salaries, benefits and share-based compensation. Cost of goods sold also includes allocated overhead costs, including facilities costs, depreciation of manufacturing-related equipment and facilities and other direct costs. LiveWire expects cost of goods sold to increase in absolute dollars in future periods as it expects shipments to continue to grow and expects cost of goods sold per unit to decrease as leverage improves behind expected growth.

Selling, Administrative and Engineering Expense

Selling, administrative and engineering expenses consist of personnel related expenses for LiveWire’s corporate, executive, finance, engineering, product development and other administrative functions, expenses for outside professional services, including legal, audit and advisory services as well as expenses for facilities, depreciation, amortization, and marketing and advertising costs. Personnel-related expenses consist of salaries, benefits and share-based compensation. It also includes other engineering expenses, which consist of expenditures for research and development activities relating to product development and improvements.

LiveWire expects selling, administrative and engineering expenses to increase for the foreseeable future as it scales headcount, expands hiring of engineers and designers, continues to invest in new vehicle model design and development of technology in order to drive the growth of the business, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expenses, investor relations activities and other administrative and professional services.

Other Income (Expense), Net

Other income (expense) consists of the allocated non-service components of net periodic defined benefit plan (costs) benefits. The Parent sponsors a qualified pension plan and a postretirement healthcare plan which cover eligible LiveWire employees and retirees. A portion of the related net periodic benefit plan cost or income has been allocated to LiveWire based on an estimated amount per plan participant and allocations of corporate and other shared functional personnel.

Interest Expense Related Party

Interest expense consists primarily of interest expense associated with notes payable to H-D. Refer to Note 14 of the Notes to Annual Combined Financial Statements for further discussion regarding LiveWire’s related party transactions.

Interest Income (Expense)

Interest income (expense) primarily consists of investment income on investments related to deferred compensation plan liabilities.

Income Tax Provision

LiveWire’s income taxes as presented are calculated on a separate tax return basis. LiveWire’s operations have historically been included in the Parent’s U.S. federal and state tax returns or non-U.S. jurisdictions tax returns. The income tax provision (benefit) consists of an estimate for U.S. federal, state and foreign income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities and changes in the tax law. LiveWire has generated operating losses in each of the years presented; however, any hypothetical net operating loss attributes generated and related valuation allowances are deemed to have been distributed to the Parent through net parent investment and are not presented on the balance sheet.

Results of Operations

Comparison of the Three Months Ended March 27, 2022 and March 28, 2021

	Three Months Ended
(in thousands, except percentages)	March 27, 2022	March 28, 2021	$ Change	% Change
Revenue, net	$11,414	$6,536	$4,878	74.6%
Costs and expenses:
Cost of goods sold	10,488	6,702	3,786	56.5%
Selling, administrative and engineering expense	16,112	14,459	1,653	11.4%

Operating expense	26,600	21,161	5,439	25.7%

Operating loss	(15,186)	(14,625)	(561)	3.8%
Other income (expense), net	69	(5)	74	*nm
Interest expense related party	(277)	(68)	(209)	307.4%
Interest income (expense)	(4)	3	(7)	(233.3)%

Loss before income taxes	(15,398)	(14,695)	(703)	4.8%
Income tax provision	68	13	55	423.1%

Net loss	(15,466)	(14,708)	(758)	5.2%
Other comprehensive loss :
Foreign currency translation adjustments	(100)	(29)	(71)	244.8%

Comprehensive loss	$(15,566)	$(14,737)	$(829)	5.6%

*	nm – not meaningful

Revenue

The following table presents net revenue by major source for the three months ended March 27, 2022 and March 28, 2021:

(in thousands, except percentages)	Three Months Ended
	March 27, 2022	March 28, 2021	$ Change	% Change
Electric motorcycles	$2,108	$2,601	$(493)	(19.0)%
Electric balance bikes	9,098	3,812	5,286	138.7%
Parts & accessories	205	91	114	125.3%
Apparel	3	32	(29)	(90.6)%

	$11,414	$6,536	$4,878	74.6%

Revenue for the three months ended March 27, 2022 increased by $4.9 million, or 74.6%, to $11.4 million from $6.5 million for the three months ended March 28, 2021. The increase was primarily due to $5.3 million of higher revenue from electric balance bikes, partially offset by a $0.5 million decrease in electric motorcycle revenue. The increase in revenue from electric balance bikes was driven by higher shipment volumes. The decrease in electric motorcycle revenue was due to a decrease in shipments of electric motorcycles and a shift in mix from Harley-Davidson branded motorcycles to LiveWire branded motorcycles.

Parts & accessories revenue represented an increase of $0.1 million, up 125.3% compared to the prior period.

Apparel revenue represented a decrease of $29 thousand, down 90.6%, compared to the prior period.

Cost of Goods Sold

Cost of goods sold for the three months ended March 27, 2022 increased by $3.8 million, or 56.5%, to $10.5 million from $6.7 million for the three months ended March 28, 2021. The increase was primarily due to increased shipments of electric balance bikes, which resulted in an increase of cost of goods sold of $3.7 million.

Selling, Administrative and Engineering Expense

Selling, administrative and engineering expense for the three months ended March 27, 2022 increased by $1.7 million, or 11.4%, to $16.1 million from $14.5 million for the three months ended March 28, 2021. The increase was primarily due to increases in personnel costs of $2.7 million related to higher headcount, increases in professional service costs of $2.3 million related primarily to audit, legal and other professional services and increases in marketing costs of $1.0 million related to online marketing campaigns which commenced in the third quarter of 2021. The increase was partially offset by decreases in product development costs of $4.8 million due to higher expenditures incurred in the three months ended March 28, 2021 related to development of a future LiveWire electric vehicle.

Other Income (Expense), Net

Other income (expense), net for the three months ended March 27, 2022 was $0.1 million of income compared to $5 thousand of expense for the three months ended March 28, 2021. The change was primarily driven by a reduction in qualified pension plan costs.

Interest Expense Related Party

Interest expense related party for the three months ended March 27, 2022 increased by $0.2 million, to $0.3 million from $0.1 million for the three months ended March 28, 2021 due to an increase in related party notes payable.

Interest Income (Expense)

Interest income (expense) for the three months ended March 27, 2022 was $4 thousand of expense compared to $3 thousand of income for the three months ended March 28, 2021.

Income Tax Provision

Income tax expense for the three months ended March 27, 2022 increased by $55 thousand, or 423.1%, to $68 thousand from $13 thousand for the three months ended March 28, 2021.

Comparison of the Years Ended December 31, 2021 and 2020

	Year Ended December 31,
(in thousands, except percentages)	2021	2020	$ Change	% Change
Revenue, net	$35,806	$30,863	$4,943	16.0%
Costs and expenses:
Cost of goods sold	38,380	55,819	(17,439)	(31.2)%
Selling, administrative and engineering expense	65,608	52,099	13,509	25.9%

Operating expense	103,988	107,918	(3,930)	(3.6)%

Operating loss	(68,182)	(77,055)	8,873	(11.5)%
Other income (expense), net	302	(30)	332	*nm
Interest expense related party	(293)	(186)	(107)	57.5%
Interest income	19	56	(37)	(66.1)%

Loss before income taxes	(68,154)	(77,215)	9,061	(11.7)%
Income tax provision	138	357	(219)	(61.3)%

Net loss	(68,292)	(77,572)	9,280	(12.0)%
Other comprehensive (loss) income:
Foreign currency translation adjustments	(85)	236	(321)	(136.0)%

Comprehensive loss	$(68,377)	$(77,336)	$8,959	(11.6)%

*	nm – not meaningful

Revenue

The following table presents net revenue by major source for the years ended December 31, 2021 and 2020:

(in thousands, except percentages)	Year Ended December 31,
	2021	2020	$ Change	% Change
Electric motorcycles	$8,706	$12,846	$(4,140)	(32.2)%
Electric balance bikes	26,101	16,544	9,557	57.8%
Parts & accessories	904	1,422	(518)	(36.4)%
Apparel	95	51	44	86.3%

	$35,806	$30,863	$4,943	16.0%

Revenue for the year ended December 31, 2021 increased by $4.9 million, or 16.0%, to $35.8 million from $30.9 million for the year ended December 31, 2020. The increase was primarily due to an increase in shipments of electric balance bikes, which resulted in an increase of revenues of $9.6 million, partially offset by a $4.1 million decrease in electric motorcycle revenue. The decrease in electric motorcycle revenue was primarily driven by a decrease in shipments of electric motorcycles, which decreased revenue by $17.9 million, partially offset by a decrease in sales promotions, which increased revenue by $13.8 million. The decrease in sales promotions was driven by a sales concession of $15.3 million made in 2020 to LiveWire’s independent dealers related to retail store investments they had made for the sale and service of H-D branded electric motorcycles. Refer to Note 3 of the Notes to Annual Combined Financial Statements for further discussion on this sales concession. This decrease was partially offset by increases in other sales incentives of $1.5 million in 2021 which were implemented to clear the network of H-D branded LiveWire motorcycles to support the launch of LiveWire ONE.

The lower shipments of electric motorcycles in 2021 reflects LiveWire’s decision to temporarily pause production while it implemented its updated strategy, including the decision to discontinue the H-D branded

LiveWire model and introduce the new LiveWire branded LiveWire ONE model. Production of the new LiveWire ONE motorcycles began in the second quarter of 2021 with limited shipments during the year ended December 31, 2021.

Parts & accessories revenue represented a decrease of $0.5 million, down 36.4% compared to the prior period, in line with the decrease in the electric motorcycle units sold. Apparel revenue represented an increase of $44 thousand, up 86.3%, compared to the prior period.

Cost of Goods Sold

Cost of goods sold for the year ended December 31, 2021 decreased by $17.4 million, or 31.2%, to $38.4 million from $55.8 million for the year ended December 31, 2020. The decrease was primarily due to decreased shipments of electric motorcycles, which resulted in lower cost of goods sold of $14.3 million, partially offset by increased shipments of electric balance bikes, which resulted in higher cost of goods sold of $6.3 million, for a net decrease in cost of goods sold related to electric motorcycle and balance bike shipments of $8.0 million. The remaining decrease of $9.4 million related primarily to lower costs associated with liabilities for excess firm purchase commitments.

Selling, Administrative and Engineering Expense

Selling, administrative and engineering expense for the year ended December 31, 2021 increased by $13.5 million, or 25.9%, to $65.6 million from $52.1 million for the year ended December 31, 2020. The increase was primarily due to increases in personnel costs of $9.7 million related to higher headcount, increases in professional service costs of $3.6 million related primarily to audit, legal and other professional services and increases in other costs of $3.2 million related primarily to depreciation, technology and other administrative expenses. The increase was partially offset by decreases in expense allocations from the Parent of $4.2 million due to the decrease in revenue and wholesale units sold which are primary drivers of the allocations.

Other Income (Expense), Net

Other income (expense), net for the year ended December 31, 2021 was $0.3 million of income compared to $30 thousand of expense for the year ended December 31, 2020. The change was primarily driven by a reduction in qualified pension plan costs which was primarily attributable to a curtailment gain recorded in connection with the Parent’s decision to cease benefit accruals for salaried employees after December 31, 2022.

Interest Expense Related Party

Interest expense related party for the year ended December 31, 2021 increased by $0.1 million, to $0.3 million from $0.2 million for the year ended December 31, 2020 due to an increase in related party notes payable.

Interest Income

Interest income for the year ended December 31, 2021 decreased by $37 thousand, or 66.1%, to $19 thousand from $56 thousand for the year ended December 31, 2020.

Income Tax Provision

Income tax expense for the year ended December 31, 2021 decreased by $0.2 million, or 61.3%, to $0.2 million from $0.4 million for the year ended December 31, 2020.

Liquidity and Capital Resources

As of March 27, 2022 and December 31, 2021, LiveWire’s cash and cash equivalents amounted to $11.9 million and $2.7 million, respectively.

LiveWire historically managed liquidity risk by effectively managing its working capital, capital expenditures and cash flows, making use of a central treasury function at the Parent to manage pooled cash investments and borrowing requirements. As an early-stage growth company, LiveWire does not currently have, nor does it expect to generate from operations, adequate liquidity to fund its operations for the next twelve months. To alleviate such conditions, the Parent has committed to support LiveWire’s operating, investing and financing activities.

Accordingly, management believes that cash on hand and the financial support from the Parent will provide sufficient liquidity to meet LiveWire’s projected obligations, including those related to existing contractual obligations, for at least the next twelve months.

In addition, LiveWire may receive additional financing specifically through the Business Combination, an investment from the Company Equityholder, and an investment from certain members of the KYMCO Group, through a PIPE. On a pro forma basis, assuming the shareholder approval and consummation of the Business Combination, LiveWire’s cash and cash equivalents would have amounted to between approximately $288.0 million and $563.3 million as of March 27, 2022, depending on the extent of redemptions by ABIC stockholders.

LiveWire plans to use its current cash on hand and additional financing raised through the Business Combination and PIPE Financing (assuming a favorable vote of ABIC stockholders), to support its core business operations and strategic plan to accelerate its go-to-market strategy, invest in new product development, and enhance its global manufacturing and distribution capabilities. LiveWire expects its capital expenditures and working capital requirements to increase substantially in the near future, as it grows the business, develops its customer support and marketing infrastructure and expands its research and development efforts.

LiveWire’s purchase orders for inventory used in manufacturing generally do not become firm commitments until 90 days prior to expected delivery. LiveWire records a liability for excess firm commitments. Refer to Note 5 of the Notes to Annual Combined Financial Statements for further discussion of excess firm commitments. LiveWire’s material contractual operating cash commitments at March 27, 2022 relate to leases and notes payable to related party. LiveWire’s long-term lease obligations and future payments are discussed further in Note 7 of the Notes to Annual Combined Financial Statements. LiveWire’s notes payable to related party, included interest and maturity terms, are discussed further in Note 14 of the Notes to Annual Combined Financial Statements.

Cash Flows

The following table summarizes LiveWire’s cash flow activities for the periods presented:

	Three Months Ended		Year Ended
(in thousands)	March 27, 2022	March 28, 2021	December 31, 2021	December 31, 2020
Net cash used by operating activities	$(19,028)	$(24,902)	$(74,539)	$(53,714)
Net cash used by investing activities	(2,492)	(2,720)	(9,951)	(3,243)
Net cash provided by financing activities	30,723	27,694	84,757	58,304

Net increase in cash	$9,203	$72	$267	$1,347

The overall increase in cash during the three months ended March 27, 2022 was due primarily to borrowings on Notes payable to related party and is intended to fund future operations of the Company.

Net Cash Used by Operating Activities

LiveWire has negative cash flow from operating activities during 2020, 2021 and through the first three months of 2022. The negative cash flow from operating activities reflects the low volume of electric motorcycle shipments and ongoing product development investments given the start-up nature of the electric motorcycle business.

Net cash used in operating activities decreased by $5.9 million to $19.0 million for the three months ended March 27, 2022 compared to $24.9 million for the three months ended March 28, 2021. The decrease in cash used in operating activities was primarily driven by changes in working capital. Working capital was impacted by favorable changes in accrued liabilities, primarily due to the payout of a sales concession in the first quarter of 2021. This positive impact on working capital was partially offset by unfavorable changes in accounts receivable and inventories during the three months ended March 27, 2022 compared to three months ended March 28, 2021.

Net cash used in operating activities increased by $20.8 million to $74.5 million for the year ended December 31, 2021 compared to $53.7 million for the year ended December 31, 2020. The increase in cash used in operating activities was primarily driven by higher cash outflows related to unfavorable changes in working capital. Working capital was adversely impacted by a decrease in accrued liabilities, primarily due to the payout of a sales concession in the first quarter of 2021 as well as unfavorable cash flows related to changes in accounts receivable from related party during the year ended December 31, 2021 compared to year ended December 31, 2020. These negative impacts on working capital were partially offset by favorable changes in inventories during the year ended December 31, 2021 compared to year ended December 31, 2020.

Net Cash Used by Investing Activities

Net cash used in investing activities decreased by $0.2 million to $2.5 million for the three months ended March 27, 2022 compared to $2.7 million for the three months ended March 28, 2021. The decrease was due to decreased capital expenditures related to equipment investments.

Net cash used in investing activities increased by $6.8 million to $10.0 million for the year ended December 31, 2021 compared to $3.2 million for the year ended December 31, 2020. The increase was primarily due to increased capital expenditures related to equipment investments to support the production of future products.

LiveWire expects to fund future cash flows used in investing activities with cash flow generated by operations and additional financing raised through the Business Combination and PIPE Financing. LiveWire estimates capital expenditures to be between $21 million and $27 million in 2022.

Net Cash Provided by Financing Activities

Net cash provided by financing activities increased by $3.0 million to $30.7 million for the three months ended March 27, 2022 compared to $27.7 million for the three months ended March 28, 2021. The increase was due to higher proceeds from net borrowings and repayments on Notes payable to related party of $13.0 million. This was partially offset by a reduction in the cash transfers from Parent of $9.9 million.

Net cash provided by financing activities increased by $26.5 million to $84.8 million for the year ended December 31, 2021 compared to $58.3 million for the year ended December 31, 2020. The increase was primarily due to increases in the cash transfers from Parent of $29.3 million. This was partially offset by a reduction in proceeds from borrowing on Notes payable to related party of $3.4 million.

Critical Accounting Policies and Estimates

LiveWire’s financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. Management believes that the following are some of the more critical judgment areas in the application of accounting policies that currently affect LiveWire’s financial condition and results of operations.

Product Warranty and Recalls—LiveWire provides a limited warranty on the new electric motorcycles for a period of two years, except for the battery which is covered for five years. LiveWire also provides limited warranties on parts and accessories and electric balance bikes. Estimated warranty costs are recorded at the time of sale and are based primarily on historical LiveWire claim information. In the case of both warranty and recall costs, as actual experience becomes available it is used to update the accruals.

Additionally, LiveWire may from time to time initiate certain voluntary recall campaigns. The estimated costs associated with voluntary recalls are recorded when the liability is both probable and estimable. This generally occurs when LiveWire’s management approves and commits to a recall. The accrued cost of a recall is based on an estimate of the cost to repair each affected vehicle and the number of vehicles expected to be repaired based on historical data concerning the percentage of affected customers that take advantage of recall offers. In the case of both warranty and recall costs, as actual experience becomes available it is used to update the accruals.

The factors affecting actual warranty and recall costs can be volatile. As a result, actual warranty claims experience and recall costs may differ from estimates, which could lead to material changes in our accrued warranty and recall costs. LiveWire’s warranty and recall liabilities are discussed further in Note 9 of the Notes to Annual Combined Financial Statements.

Income Taxes—LiveWire’s income taxes as presented are calculated on a separate tax return basis. LiveWire’s operations have historically been included in the Parent’s U.S. federal and state tax returns or non-U.S. jurisdictions tax returns. LiveWire accounts for income taxes in accordance with Accounting Standards Codification Topic 740, Income Taxes (Topic 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and other loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. LiveWire reviews its deferred income tax asset valuation allowances on a quarterly basis or whenever events or changes in circumstances indicate that a review is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or combined group recording the net deferred income tax asset is considered, along with any positive or negative evidence including tax law changes. Since future financial results and tax law may differ from previous estimates, periodic adjustments to LiveWire’s valuation allowances may be necessary. LiveWire has generated operating losses in each of the years presented, however, any hypothetical net operating loss attributes generated and related valuation allowances are deemed to have been distributed to the Parent through net parent investment and are not presented on the balance sheet.

LiveWire is subject to income taxes in the U.S. and numerous foreign jurisdictions. These tax laws and regulations are complex and significant judgment is required in determining LiveWire’s worldwide provision for income taxes and recording the related deferred tax assets and liabilities.

In the ordinary course of LiveWire’s business, there are transactions and calculations where the ultimate tax determination is uncertain. Accruals for unrecognized tax benefits are provided for in accordance with the requirements of Topic 740. An unrecognized tax benefit represents the difference between the recognition of benefits related to items for income tax reporting purposes and financial reporting purposes. Any unrecognized tax benefit is not included within the combined balance sheets as any benefit would reside with Parent. Parent is regularly audited by tax authorities as a normal course of business. Although the outcome of tax audits is always uncertain, LiveWire believes that it has appropriate support for the positions taken on its tax returns and that its annual tax provision includes amounts sufficient to pay any assessments. Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year and would be the obligation of Parent.

Refer to Note 4 of the Notes to Annual Combined Financial Statements for further discussion regarding LiveWire’s income taxes.

Goodwill and Intangible Assets—Goodwill represents the excess of acquisition cost over the fair value of the net assets purchased. Goodwill is tested for impairment, based on financial data related to the reporting unit to which it has been assigned, at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and an impairment loss is recognized for the amount by which the carrying amount exceeds the fair value, limited to the total goodwill allocated to the reporting unit. When evaluating goodwill for impairment, LiveWire first performs a qualitative assessment to determine whether it is more likely than not that the reporting unit is impaired. If LiveWire determines that it is not more likely than not that the fair value of the reporting unit exceeds its carrying amount, LiveWire calculates the estimated fair value of the reporting unit using income and market approaches. Significant assumptions are incorporated into the income approach, such as estimated growth rates and a risk-adjusted discount rate. Fair value under the market approach utilized the guideline public company methodology, which uses valuation indicators determined from other businesses that are similar to our reporting unit.

Intangible assets consist of trademarks, non-compete agreements and others and are stated at cost less accumulated amortization. The intangible assets have been determined to have finite lives and are amortized on a straight-line basis over their estimated useful lives.

Significant judgments are required in assessing impairment of intangible assets and include identifying whether events or changes in circumstances require an impairment assessment, estimating future cash flows, determining appropriate discount and growth rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value whether an impairment exists and if so the amount of that impairment.

The intangible assets are tested for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The events and circumstances LiveWire monitors and considers include significant decreases in the market price for similar assets, significant adverse changes to the extent and manner in which the asset is used, an adverse change in legal factors or business climate, an accumulation of costs that exceed the estimated cost to acquire or develop a similar asset, and continuing losses that exceed forecasted costs. When the carrying value of an intangible asset is not recoverable based on the existence of one or more of the above indicators, recoverability is determined by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate. An impairment charge would then be recognized equal to the amount by which the carrying amount exceeds the fair value of the asset.

Corporate Allocations - Historically, LiveWire has been managed and operated in the normal course of business by the Parent. Accordingly, certain shared costs have been allocated to LiveWire and are reflected as expenses in the accompanying combined statements of operations and comprehensive loss. Management considers the expense methodology and resulting allocation to be reasonable for all periods presented; however, the allocations may not be indicative of actual expenses that would have been incurred had LiveWire operated as an independent, publicly traded company for the periods presented. Actual costs that LiveWire may have incurred had it been a standalone company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by LiveWire’s employees and strategic decisions made in areas such as manufacturing, selling and marketing, research and development, information technology and infrastructure.

Emerging Growth Company Status

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable.

ABIC is an “emerging growth company” as defined in Section 2(a) of the Securities Act and has elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. Following the consummation of the Business Combination, LiveWire expects to remain an emerging growth company at least through the end of the 2022 fiscal year and LiveWire expects to continue to take advantage of the benefits of the extended transition period, although it may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare LiveWire’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

New Accounting Standards Not Yet Adopted

Other than the recent accounting pronouncements disclosed in LiveWire’s Annual Combined Financial Statements, there have been no new accounting pronouncements or changes in accounting pronouncements during the first three months ended March 27, 2022 that are significant or potentially significant to LiveWire.

Quantitative and Qualitative Disclosures About Market Risk

As a “smaller reporting company” as defined by Item 10 of Regulation S-K, LiveWire is not required to provide this information.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Related Person Policy

Upon consummation of the Business Combination, it is anticipated that the HoldCo Board will adopt a written Related Person Transactions Policy that sets forth HoldCo’s policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” For purposes of HoldCo’s policy only, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which HoldCo or any of its subsidiaries are participants involving an amount that exceeds $120,000, in which any “related person” has a material interest.

Transactions involving compensation for services provided to HoldCo as an employee, consultant or director will not be considered related person transactions under this policy. A related person is any executive officer, director or nominee to become a director or a holder of more than 5% of any class of HoldCo’s voting securities (including HoldCo’s common stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of HoldCo’s voting securities, an officer with knowledge of a proposed transaction, must present information regarding the proposed related person transaction to HoldCo’s audit committee (or, where review by HoldCo’s audit committee would be inappropriate, to another independent body of the HoldCo Board) for review. To identify related person transactions in advance, HoldCo will rely on information supplied by HoldCo’s executive officers, directors and certain significant stockholders. In considering related person transactions, HoldCo’s audit committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:

•	the risks, costs and benefits to HoldCo;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties.

HoldCo’s audit committee will approve only those transactions that it determines are fair to us and in HoldCo’s best interests. All of the transactions described above were entered into prior to the adoption of such policy.

ABIC Relationships and Related Party Transactions

Founder Shares

On July 29, 2020, the Sponsor paid $25,000 to cover certain offering and formation costs of ABIC in consideration for 11,500,000 Class B Ordinary Shares (the “Founder Shares”). On August 4, 2020, ABIC effected a share dividend resulting in 14,375,000 Class B Ordinary Shares being issued and outstanding. On September 14, 2020, the Sponsor irrevocably surrendered to ABIC for cancellation and for nil consideration 2,875,000 Class B Ordinary Shares resulting in the Sponsor holding 11,500,000 Class B Ordinary Shares. The Founder Shares included an aggregate of up to 1,500,000 shares that were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised, so that the number of Founder Shares will equal, on an as-converted basis, approximately 20% of the issued and outstanding ABIC Shares after the IPO. On November 16, 2020, the underwriters’ election to exercise their over-allotment option expired unexercised, resulting in the forfeiture of 1,500,000 shares. Accordingly, as of March 31, 2022, there are 10,000,000 Founder Shares issued and outstanding. The Founder Shares are identical to the Class A Ordinary Shares included in the

ABIC Units, except that (i) the Founder Shares are subject to certain transfer restrictions; (ii) the ABIC Initial Shareholders, officers and directors of ABIC have entered into a letter agreement with ABIC, pursuant to which they have agreed, for no additional consideration, (a) to waive their redemption rights with respect to their Founder Shares and Public Shares owned in connection with the completion of an initial business combination, (b) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if ABIC fails to complete an initial business combination by October 5, 2022 (although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if ABIC fails to complete its initial business combination within such time period) and (c) to vote their Founder Shares and any Public Shares purchased during or after the IPO in favor of an initial business combination; and (iii) the Founder Shares are automatically convertible into Class A Ordinary Shares at the time of the Business Combination on a one-for-one basis, subject to adjustment pursuant to the anti-dilution provisions contained in the Existing Organizational Documents.

The ABIC Initial Shareholders initially agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earliest of (A) one year after the completion of a Business Combination; and (B) subsequent to a Business Combination, (x) if the closing price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which ABIC completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property.

At the execution of the Business Combination Agreement, the ABIC Initial Shareholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier of the date of the Closing or the termination of the Business Combination Agreement.

Registration and Shareholders Rights

Pursuant to the ABIC Registration and Shareholders Rights Agreement entered into on October 1, 2020, the holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A Ordinary Shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of the Working Capital Loans) are entitled to registration rights. The holders of these securities well be entitled to make up to three demands, excluding short-form demands, that ABIC register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. However, the ABIC Registration and Shareholders Rights Agreement provides that ABIC will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the Founder Shares, in accordance with the Insider Letter Agreement, as amended, and (ii) in the case of shares issued pursuant to the Private Placement Warrants, 30 days after the completion of our initial business combination. The ABIC Registration and Shareholders Rights Agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

In connection with the Business Combination, the ABIC Registration and Shareholders Rights agreement will terminate upon the execution of the HoldCo Registration Rights Agreement. See the section entitled “The Business Combination Agreement—Certain Agreements Related to the Business Combination—HoldCo Registration Rights Agreement.” Pursuant to the HoldCo Registration Rights Agreement, certain holders of shares of HoldCo Common Stock will be entitled to certain registration rights. For more information about the HoldCo Registration Rights Agreement, including the lock-up provisions contained therein, please see the section entitled “The Business Combination Agreement—Certain Agreements Related to the Business Combinations—HoldCo Registration Rights Agreement.”

Administrative Services Agreement

ABIC entered into an agreement, commencing on October 5, 2020, to pay an affiliate of the Sponsor up to $10,000 per month for office space, secretarial and administrative support services. Upon completion of a Business Combination or its liquidation, ABIC will cease paying these monthly fees. For the three months ended March 31, 2022 and 2021, the Company incurred $30,000 and $30,000 in fees for these services, respectively, of which $30,000 and $30,000 are included in accounts payable and accrued expenses in the accompanying condensed consolidated balance sheets as of March 31, 2022 and December 31, 2021, respectively.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to enter into Working Capital Loans. Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of a Business Combination into warrants at a price of $1.00 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, ABIC may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of December 31, 2021 and December 31, 2020, ABIC had no outstanding borrowings under the Working Capital Loans.

HoldCo Relationships and Related Party Transactions

Throughout this section, unless otherwise noted, “LiveWire,” “Company,” “we,” “us,” “our” and similar terms refer to LiveWire EV, LLC and its subsidiaries prior to the consummation of the Business Combination.

Separation Agreement

On the Closing Date, prior to the Closing, we will enter into a Separation Agreement, substantially in the form attached as Annex H to this proxy statement/prospectus, with H-D. The Separation Agreement will set forth our agreements with H-D regarding the Separation.

Transfer of Assets and Assumption of Liabilities. The Separation Agreement will identify the assets to be transferred, liabilities to be retained or assumed (as applicable) and contracts to be assigned or retained (as applicable) to each of LiveWire and H-D (and its applicable subsidiaries) as part of the Separation. The Separation Agreement will provide for when and how such transfers, assumptions and assignments will occur (to the extent that such transfers, assumptions and assignments have not already occurred prior to the parties’ entry into the Separation Agreement).

The Separation Agreement will further set forth the basis on which specified assets or liabilities (or any part thereof), the transfer of which is subject to a third-party consent, approval, permission or waiver, which has not been obtained by the date on which implementation of the Separation occurs in the relevant jurisdiction, will continue to be held by the relevant transferor for the account, risk and economic benefit of, and at the cost of, the relevant transferee.

Intercompany Arrangements. All agreements, arrangements, commitments and understandings, including most intercompany accounts, between us, on the one hand, and H-D or any of its subsidiaries, on the other hand, will terminate effective as of the completion of the Separation, except specified agreements and arrangements that are intended to survive completion of the Separation that are either transactional in nature or at arms’-length terms.

Representations and Warranties. Except as expressly set forth in the Separation Agreement or any ancillary agreement, neither we nor H-D will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the Separation, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the Separation. Except as expressly set forth in the Separation Agreement and certain other ancillary agreements, all assets will be transferred on an “as is,” “where is” basis.

Indemnification. We and H-D each will agree to indemnify the other and each of the other’s shareholders, stockholders, directors, partners, managers, managing members, officers, agents or employees for losses incurred that arise out of or result from (i) liabilities of us or H-D, as applicable, resulting, directly or indirectly, from liabilities assumed or retained (as applicable) by the other party; and (ii) liabilities of us or H-D, as applicable, resulting, directly or indirectly, from the operations of the LiveWire business or the H-D business, as applicable, from and after the effective time of the Separation.

Release of Claims. We and H-D each will agree to release the other and its affiliates, successors and assigns, and all persons that, prior to completion of the Separation, have been the other’s shareholders, directors, officers, agents or employees, and their respective heirs, executors, administrators, successors and assigns, from any claims against any of them that arise out of or relate to our and H-D’s respective businesses, provided that such release will not be effective with respect to (i) any liability provided in or resulting from certain existing agreements between us and H-D to the extent such liability is specified as not to terminate as of the effective time of the Separation; (ii) any liability provided in or resulting from any of the ancillary agreements or any contract or understanding entered into after the effective time of the Separation between us and H-D and our and their respective affiliates; (iii) any liability assumed, transferred, assigned or allocated to us and our affiliates or H-D and its affiliates in accordance with the Separation Agreement; or (iv) any liability that we or H-D have with respect to indemnification or contribution pursuant to the Separation Agreement or otherwise for claims brought against us or H-D by third parties that are governed by terms of the Separation Agreement.

Mutual non-solicitation undertaking. Subject to certain customary exceptions, each of us and H-D will agree to a three-year mutual non-solicitation undertaking regarding the other party’s employees.

Other matters governed by the Separation Agreement. Other matters governed by the Separation Agreement will include, without limitation, shared contracts and permits, termination, assignment, insurance arrangements, guarantees and letters of credit, confidentiality, mutual assistance and information sharing and retention after completion of the Separation, and transfer of and post-Separation access to certain books and records.

Transition Services Agreement

We intend to enter into a Transition Services Agreement, substantially in the form attached as Annex L to this proxy statement/prospectus, with H-D in connection with the separation of the LiveWire business from H-D pursuant to the terms of the Separation Agreement to be entered into by LiveWire and H-D at the Closing (the “Separation”), pursuant to which H-D will provide to us various services and support on a transitional basis to give us some time to develop the capability to provide the relevant services and support to ourselves or to engage a third-party provider to provide those services and support. The services and support to be provided by H-D to us will include IT, administration, human resources, supply chain management, engineering, customer and dealer support, ESG support, financial reporting and accounting services and marketing support.

H-D will provide us services and support under the Transition Services Agreement with substantially the same standard of care, quality, priority, timeliness and skill as provided to its own businesses or to our business during the one-year period prior to the Separation. The charges for the services will be on a cost-plus basis (with a mark-up to reflect the management and administrative cost of providing the services). The services will generally commence on the date of the Separation and are intended to terminate between six and twelve months of the date of the Separation. We will generally have the ability to (i) extend the term that a service is provided for by up to six months, subject to a maximum aggregate service term of 18 months; and (ii) terminate any or all services early subject to a 45-day notice period. H-D will have the right to terminate the Transition Services Agreement for our non-payment of charges.

Each party will be liable to the other party for any third-party claim or cause of action arising from the indemnifying party’s fraud, gross negligence or willful misconduct in connection with the Transition Services Agreement. H-D’s maximum liability to us under the Transition Services Agreement is $2,000,000.

Master Services Agreement

We intend to enter into a Master Services Agreement with H-D in connection with the Separation, pursuant to which H-D will provide us with certain services that we do not yet have the capability to perform for ourselves, including testing and development, product regulatory support and color materials, finishes and graphics services, as we may request from time to time. The Master Services Agreement contemplates that each of the services will be set forth in a separate statement of work, which will be agreed to by H-D and us. This agreement will have an initial term of seven years, and will be renewable upon mutual agreement. The agreement or any statement of work may be terminated by either party upon the other party’s material, uncured breach. H-D may also terminate the agreement upon LiveWire’s change of control, or, at the end of a calendar year, in the event that LiveWire failed to engage H-D to manufacture at least forty percent of LiveWire’s production during that calendar year.

A joint steering committee composed of senior executives and/or designees of each party will meet annually to formulate a forecast and plan for our anticipated service needs, and will oversee the progress of the services and address any disputes. H-D will provide the services and deliverables under the Master Services Agreement in accordance with agreed specifications. Acceptance of any deliverables is subject to testing by us to determine whether they meet the agreed acceptance criteria. As our sole remedy for H-D’s failure to meet the acceptance criteria, H-D will re-perform the services or, at our option, issue a refund after three attempts at correction. The charges for the services will be on a cost-plus basis (with a mark-up of eight percent to reflect the management and administrative cost of providing the services). Unless we agree otherwise for a particular project, we will own the intellectual property rights in the deliverables that H-D creates on our behalf, excluding H-D’s background intellectual property and improvements thereof. We will have a non-exclusive, royalty-free license to use H-D’s background intellectual property in connection with our exploitation of our deliverables.

Each party will indemnify the other for any third-party claim arising from the indemnifying party’s breach of the Master Services Agreement, violation of applicable law or tortious conduct resulting in death or personal injury, or any destruction of real or personal property for which the indemnifying party is legally responsible. In addition, each party will indemnify the other party for third-party claims alleging IP infringement. Specifically, H-D will indemnify us with respect to third-party infringement claims arising from our use of H-D’s intellectual property in accordance with the agreement, and we will indemnify H-D with respect to third-party infringement claims arising from H-D’s use of our specifications, designs and other materials that we provide to H-D pursuant to the Master Services Agreement. Except for claims for indemnification, or liability arising from a party’s fraud, gross negligence or willful misconduct, neither party’s aggregate liability to the other in connection with a statement of work entered under the Master Services Agreement will exceed the total amount of fees paid or payable by us to H-D for the services under that statement of work in the 12-month period preceding the claim giving rise to liability.

Contract Manufacturing Agreement

We intend to enter into a Contract Manufacturing Agreement, substantially in the form attached as Annex K to this proxy statement/prospectus, with H-D in connection with the Separation, pursuant to which H-D will provide contract manufacturing and procurement services to us for the products in our LiveWire platform, as well as our anticipated Speed and SpeedWire platforms. H-D will be our exclusive manufacturer for these platforms for five years from the date that H-D begins manufacturing the relevant platform (and five years from the Separation for the LiveWire platform). Following this exclusivity period, we may terminate the agreement for one or more products within the relevant platform upon two years’ notice, subject to payment of certain termination charges (which are intended to compensate H-D for its capital investment and other sunken costs). The agreement may also be terminated, in whole or part, by either party upon the other party’s material, uncured breach, inability to perform its obligations for more than six months due to a force majeure event, bankruptcy or insolvency, or change of control.

Under the Contract Manufacturing Agreement, we will be subject to a minimum annual volume commitment for each product and pay a deficit fee for failure to meet the minimum. The products that H-D manufactures for us will be priced on a cost-plus basis, with a mark-up of six percent of H-D’s cost for manufacturing the relevant product. An operational committee consisting of designated employees of each party will meet quarterly for administrative purposes, including for the review of changes to pricing, minimum volumes and other terms H-D will procure, on our behalf, equipment and materials that are used in both H-D’s and our products, and we will procure all other equipment and materials, as well as tooling, needed to manufacture the products.

The Contract Manufacturing Agreement contains a limited warranty by H-D that the products it delivers to us will conform to our specifications, and that they will be free from defects in workmanship, liens and encumbrances. The warranty will extend for a period of five years from delivery to us for batteries, two years from delivery to our end customer for motorcycles (including parts and accessories sold with the motorcycle) and one year from the date of delivery to our end customer for separately sold motorcycle parts and accessories. In the event of warranty breach (other than as a result of materials or items owned or furnished by us or failure of a third-party supplier to comply with its supply contract), H-D will either repair or replace the non-conforming products at its expense. The warranty period for a repaired or replaced product will be the balance of the warranty period for the original non-conforming product remaining from the date we notified H-D of the warranty claim.

Each party will indemnify the other party for any third-party claim arising from the indemnifying party’s gross negligence, willful misconduct, material breach of the Contract Manufacturing Agreement or breach of its confidentiality or data privacy and security obligations. In addition, we will indemnify H-D for any third-party claim alleging that use of our specifications, technical manufacturing documents or materials infringes a third party’s intellectual property rights, and H-D will indemnify us for any third-party claim alleging that H-D’s manufacturing processes or other actions taken by H-D in its provision of manufacturing services infringe a third party’s intellectual property rights (unless we direct H-D to take such actions). Except for liability arising from a party’s fraud, gross negligence, willful misconduct, violation of law, a product recall or indemnification obligations, neither party’s aggregate liability to the other in connection with the Contract Manufacturing Agreement will exceed the total amount of fees paid or payable by us to H-D under the Contract Manufacturing Agreement in the 12-month period preceding the claim giving rise to liability.

KYMCO Group Long Term Collaboration Agreement

On December 12, 2021, we entered into a Long Term Collaboration Agreement attached as Annex I to this proxy statement/prospectus, with KYMCO Group in connection with the Business Combination. The Long Term Collaboration Agreement will become effective upon the Business Combination and the initial term will be ten years.

We will collaborate with KYMCO Group to accelerate development of two-wheel and other electric vehicles and to explore further business opportunities in electric vehicles markets by leveraging the parties’ capability in the design, development, manufacturing, and distribution of electric vehicles products. Under the terms of the Long Term Collaboration Agreement, we agree to work with KYMCO Group in various capacities including the engagement of contract manufacturing by KYMCO Group for our Slayer powertrains and all two-wheel products that leverage Slayer powertrains (currently the “Covered Products”). KYMCO Group will be our exclusive manufacturer for these Covered Products for five years from the date that KYMCO Group begins manufacturing the relevant product. KYMCO Group will also have a right of first offer to manufacture any products, parts and components of LiveWire branded “side by side” electric vehicles and all terrain electric vehicles. KYMCO Group and LiveWire will also explore on an ongoing basis further business opportunities in the electric vehicle industry when such collaboration would create a competitive advantage. The Long Term Collaboration Agreement provides a framework for such optional joint development or other collaboration projects between the parties. Other contemplated areas of collaboration include jointly-led expansion of KYMCO Group’s Ionex integrated solutions, LiveWire leveraging KYMCO Group’s software capabilities, including its Noodoe platform and Noodoe resources, joint development and/or deployment of charging infrastructure, service and technical support and distribution of certain other electric vehicles products. Either party may terminate the Long Term Collaboration Agreement if the other party is in material breach of its obligations thereunder, if the other party enters into liquidation or becomes insolvent or if a change of control event has occurred to the other party.

Under the Long Term Collaboration Agreement, the parties agree to separately in good faith agree on the minimum quantities per year for Covered Products to be manufactured by KYMCO Group. The products that KYMCO Group manufactures for us will be priced at a fixed margin. A steering committee consisting of designated employees of each party will meet quarterly for advisory and administrative purposes to discuss the matters related to the collaboration and development between the parties. Costs related to tooling and equipment that are used in both KYMCO Group’s and our products will be split, with KYMCO Group paying for all costs related to exclusively KYMCO Group equipment and materials, including tooling, and us paying for all costs related to exclusively our equipment and materials, including tooling.

Intellectual Property License Agreement

We intend to enter into an Intellectual Property License Agreement, substantially in the form attached as Annex P to this proxy statement/prospectus, with H-D in connection with the Separation, pursuant to which each party will grant to the other party a license to certain intellectual property on a perpetual, non-exclusive basis for the purpose of making and selling such party’s products.

H-D will perpetually license to us all H-D intellectual property (other than marks) used in our business as of the Separation and certain additional specified intellectual property, as well as all improvements to the foregoing (but excluding (i) any H-D manufacturing intellectual property and (ii) intellectual property relating to motorcycle riding apparel and related general merchandise). We will perpetually license to H-D all intellectual property that we own as of the Separation, and all improvements thereto. If either party makes improvements to the other party’s IP, such improvements will be jointly owned by the parties.

The licenses are generally royalty-free. However, if either party desires to exercise its license with respect to improvements introduced by the other party in next-generation vehicles (rather than a “carry over” or a “model refresh”), then the parties will mutually agree in good faith on a reasonable royalty to be paid. In addition, if H-D desires to sell any products that incorporate our intellectual property outside of the Large Cruiser, Touring and Adventure Touring markets during the seven-year period following the Separation, the parties will mutually agree in good faith on a reasonable royalty to be paid on such sales (but not on sales relating to LiveWire-branded H-D motorcycles or related LiveWire parts and accessories).

Each party will own improvements that it creates to its own intellectual property, and the parties will jointly own improvements that one party creates to the other party’s intellectual property, without a right of accounting.

Trademark License Agreement

We intend to enter into a Trademark License Agreement, substantially in the form attached as Annex Q to this proxy statement/prospectus, with H-D in connection with the Separation, pursuant to which H-D will grant to us a royalty-free license to use certain H-D trademarks with respect to our products. The Trademark License Agreement will have an initial term of two years, and will automatically renew for successive two-year periods unless either party gives notice of non-renewal at least 60 days prior to the end of the then-current term.

Other than certain specified pre-approved uses that exist today, all uses by us of H-D marks will require H-D’s prior, written approval, which may be withheld in H-D’s sole discretion. We will be required to comply with H-D branding guidelines and quality control procedures. The Trademark License Agreement will have an initial term of two years, and will renew for successive two-year periods unless either party elects not to renew. H-D may terminate the agreement earlier upon our breach of any of the provisions related to ownership, protection or use of the licensed marks or any of the quality requirements, our bankruptcy or insolvency, or our unpermitted assignment of the agreement. H-D will indemnify us against any third-party claim alleging that our use of the licensed marks infringes any third party’s intellectual property. We will indemnify H-D against any third-party claim arising from our breach of the agreement, our use of the licensed marks, or our manufacture, marketing, advertising, distribution or sale of products under those marks.

Joint Development Agreement

We intend to enter into a Joint Development Agreement, substantially in the form attached as Annex R to this proxy statement/prospectus, with H-D in connection with the Separation, pursuant to which the parties may agree to engage in joint development projects, which would be set forth in one or more mutually agreed project work statements. The Joint Development Agreement will remain in effect until we and H-D mutually agree to terminate it, and can be terminated earlier by either party upon the other party’s material, uncured breach.

Under the Joint Development Agreement, H-D will be required to notify us of any development projects for H-D’s business that are primarily related to electric vehicles, and we will have the right to make a proposal with respect to the joint development of such a project. The parties will discuss in good faith whether or not its beneficial for the parties to enter into a joint development project with respect to such project. If H-D engages in any development projects that are primarily related to electric vehicles and fails to consult with us so that we can make a proposal with respect such potential project, then the intellectual property developed pursuant to such H-D development project will be owned and licensed in accordance with the default intellectual property terms of the agreement (described below). Unless we and H-D agree otherwise for a particular project, each party will bear its own costs and expenses in connection with each project under the Joint Development agreement.

Unless otherwise mutually agreed for a particular project under the Joint Development Agreement, we will own project intellectual property relating exclusively to electric vehicles and H-D will own all other project intellectual property. Each party will be granted a perpetual license to use the project intellectual property in connection with that party’s products, which, for us, are limited to two-, three- or four-wheeled electric vehicles, related parts and accessories and electric vehicle systems.

Each party will indemnify the other party against any third-party claims arising from or related to the indemnifying party’s breach of the agreement, death or bodily injury caused by negligence of the indemnifying party, or damage, loss or destruction of any property or third-party claims alleging that the indemnified party’s use of the indemnifying party’s background intellectual property in accordance with the Joint Development Agreement violates the intellectual property rights of a third party.

Employee Matters Agreement

Prior to the Business Combination, H-D will enter into an Employee Matters Agreement, substantially in the form attached as Annex S to this proxy statement/prospectus with LiveWire. The Employee Matters Agreement will allocate the liabilities and responsibilities between H-D and LiveWire relating to employee claims, compensation and benefit plans and programs, including the treatment of retirement, health and welfare plans and equity and other incentive plans and awards. The key provisions of the Employee Matters Agreement will include the following:

Equity Award Treatment. At or prior to the Separation, each H-D restricted stock unit award (each, an “RSU”) that is outstanding and held by one of our employees will be converted into the right to receive cash payments, subject to applicable withholding taxes and deductions (each, an “RSU Payment”), payable on or within thirty (30) days after the date(s) on which the RSU award would have otherwise become vested in accordance with the vesting schedule that applied to the RSU award immediately prior to the Separation, subject to and conditioned upon the applicable employee’s continued employment or service with us through the applicable vesting date. The amount of each RSU Payment will equal (x) the number of shares of H-D common stock subject to such RSU that would have otherwise become vested on the applicable vesting date in accordance with the applicable H-D RSU vesting schedule multiplied by (y) the closing trading price of a share of H-D common stock on the RSU vesting date. In addition, we intend to establish an equity incentive plan in which our employees will be eligible to participate, as described in the section entitled “Shareholder Proposal 5: Incentive Plan Proposal.”

Cash Incentive Compensation. Our employees and H-D employees currently participate in a cash incentive program maintained by H-D under which they are eligible to earn performance-based cash incentives.

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2021 Cash Incentives. If the Separation occurs before the cash incentives are paid under H-D’s cash incentive plan for calendar year 2021, H-D will pay our eligible employees their earned cash incentive payments for calendar year 2021 as and when payments are made generally under (and subject to the terms and conditions of) the H-D cash incentive plan.

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2022 Cash Incentives. With respect to each of our employees that, prior to the Separation, participates in H-D’s cash incentive plan for calendar year 2022 and remains employed with us through December 1, 2022, H-D will pay such employees the cash incentive payments that such employees would have earned under the H-D cash incentive plan for calendar year 2022 had the Separation not occurred, prorated based on the portion of calendar year 2022 during which such employees participated in the H-D cash incentive plan, as and when payments are made generally for calendar year 2022 under (and subject to the terms and conditions of) the H-D cash incentive plan.

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LiveWire Cash Incentives. At or prior to the Separation, our employees will cease to participate in H-D’s cash incentive plan for calendar year 2022 and we will adopt a cash incentive program for the benefit of our eligible employees.

Health and Welfare Plans. Generally, our employees are currently eligible to participate in health and welfare plans sponsored by LiveWire, including but not limited to medical, dental, life insurance, cafeteria and health reimbursement plans, and will continue to be eligible to participate in such plans following the Separation.

401(k) Plan. On March 1, 2022, we established a LiveWire 401(k) plan for the benefit of our employees. In connection with the establishment of the LiveWire 401(k) plan, H-D made all employer contributions to its 401(k) plan on behalf of our employees as if the Separation had not occurred, prorated for the portion of the plan year ending March 1, 2022. Upon the establishment of the LiveWire 401(k) plan, each of our employees then-participating in the H-D 401(k) plan became fully vested in his or her account balance under the H-D 401(k) plan and their account balances under the H-D 401(k) plan were transferred in cash to the LiveWire 401(k) plan.

Non-Qualified Deferred Compensation Plan. Certain of our employees currently participate in a non-qualified deferred compensation plan sponsored by H-D. In connection with the Separation, such employees will cease to be eligible make additional deferrals under such plan. Distributions of their account balances will continue to be made in accordance with the H-D non-qualified deferred compensation plan.

Pension Plan. Certain of our employees currently participate in a pension plan maintained by H-D. At the Separation, each such employee will continue to be an active participant in such H-D pension plan and will remain entitled to his or her benefits under the H-D pension plan in accordance with the terms of the pension plan through December 31, 2022 or, if earlier, the date that such participant’s payments commence under the pension plan or such participant’s service terminates (the earliest such date, the participant’s “service ended date”). From and after each LiveWire participant’s service end date, H-D will recognize our employees’ service for purposes of determining eligibility for early retirement benefits and/or retirement-type subsidies under the pension plan.

Employment Law Liabilities. In connection with the Separation, employment-related liabilities for our employees and H-D’s employees will be allocated between us and H-D. Any liabilities for employment-related claims and liabilities relating to H-D employees and/or prospective H-D employees, whether the basis for a claim arises before, on or after the Separation, and any employment-related claims and liabilities relating to LiveWire employees, the basis for which arises on or before the Separation, will be allocated to H-D. Any liability for employment-related claims and liabilities relating to LiveWire employees and/or prospective LiveWire employees, the basis for which arises after the Separation, will be allocated to LiveWire. Any employment-related claims and liabilities relating to the shared employees who will provide services to both LiveWire and H-D following the Separation will be allocated between H-D and LiveWire in accordance with the allocation methodology mutually agreed upon by H-D and LiveWire.

Tax Matters Agreement

In connection with the Business Combination, HoldCo will enter into a Tax Matters Agreement, substantially in the form attached as Annex J to this proxy statement/prospectus, with H-D. The Tax Matters Agreement sets forth the principles and responsibilities regarding the allocation of taxes, adjustments with respect to taxes, preparation of tax returns, tax audits and certain other tax matters that affect HoldCo and H-D in the event HoldCo or any of its subsidiaries become members of any of H-D’s consolidated, combined, unitary and other similar groups for federal, state or local income tax purposes (or HoldCo has certain income, gain, loss and deduction included in the tax returns of such groups). It is not clear if, as of the Closing of the Business Combination, HoldCo will be included in H-D’s group.

Under the Tax Matters Agreement, to the extent that HoldCo or any of its subsidiaries are required to be included in any consolidated or combined income tax return required to be filed by H-D, H-D will prepare and file (or cause to be prepared and filed) each such tax return and will pay or cause to be paid all taxes due in respect thereof. HoldCo will be required to make payments to H-D for its share of taxes reflected on such tax returns. With respect to U.S. federal income tax returns for any taxable period in which HoldCo (or any of its subsidiaries) are included in H-D’s consolidated group for U.S. federal income tax purposes, the amount of taxes to be paid by us is generally determined, subject to certain adjustments, as if HoldCo and each of its subsidiaries filed its own separate consolidated federal income tax return (HoldCo’s “separate federal tax liability”). With respect to state and local income tax returns for any taxable period in which HoldCo or any of its subsidiaries are included in H-D’s combined, consolidated or unitary group for state or local income tax purposes, the amount of taxes to be paid by HoldCo is determined, subject to certain adjustments using principles analogous to the principles used to compute HoldCo’s separate federal tax liability, as if HoldCo and each of its subsidiaries included in such combined, consolidated or unitary group filed its own combined, consolidated or unitary group state or local income tax return.

HoldCo’s inclusion in H-D’s consolidated group may result in H-D utilizing certain tax attributes that HoldCo generates, including net operating losses, and HoldCo will receive no compensation from H-D for the use of such attributes.

The Tax Matters Agreement will apply as of the initial date upon which H-D’s ownership of HoldCo meets the applicable minimum threshold required to file either a combined return or a consolidated return, and will remain in effect unless the parties agree in writing to terminate the agreement. Notwithstanding any termination of the Tax Matters Agreement, the agreement will continue in effect with respect to any payment or indemnification due for all taxable periods prior to the termination during which the Tax Matters Agreement was in effect.

Indemnification of Directors and Officers

The Proposed HoldCo Certificate of Incorporation will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, the Proposed HoldCo Certificate of Incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL. There is no pending litigation or proceeding naming any of ABIC, HoldCo or LiveWire’s respective directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

BUSINESS OF ABIC AND CERTAIN INFORMATION ABOUT ABIC

Unless the context otherwise requires, all references in this Section to the “Company,” “we,” “us” or “our” refer to ABIC.

Overview

AEA-Bridges Impact Corp. (“ABIC”) is a blank check company incorporated as a Cayman Islands exempted company on July 29, 2020. ABIC was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

ABIC is not limited to a particular industry or sector for purposes of consummating a business combination. ABIC is an early stage and emerging growth company and, as such, ABIC is subject to all of the risks associated with early-stage and emerging growth companies.

Prior to the IPO, on July 31, 2020, Sponsor purchased 11,500,000 Class B Ordinary Shares for an aggregate purchase price of $25,000, or approximately $0.003 per share. On August 4, 2020, ABIC effected a share capitalization whereby a further 2,875,000 Class B Ordinary Shares were issued to Sponsor resulting in Sponsor holding 14,375,000 Class B Ordinary Shares. On September 14, 2020, Sponsor irrevocably surrendered to ABIC for cancellation and for nil consideration 2,875,000 Class B Ordinary Shares resulting in Sponsor holding 11,500,000 Class B Ordinary Shares. In September 2020, Sponsor transferred 25,000 Class B Ordinary Shares to each of Mr. John Replogle and Mr. Serafeim at their original purchase price.

The registration statement for the IPO was declared effective on October 1, 2020. On October 5, 2020, ABIC consummated the IPO of 40,000,000 ABIC Units. The ABIC Units sold in the IPO were sold at a price of $10.00 per ABIC Unit, generating gross proceeds of $400,000,000 before underwriting discounts and expenses. Each unit consists of one Public Share and one-half of one warrant to purchase one Public Share for $11.50 per share. Prior to the closing of the IPO, ABIC completed the private sale of an aggregate of 10,5000,000 Private Placement Warrants to Sponsor, each exercisable to purchase one Public Share at $11.50 per share at a price of $1.00 per Private Placement Warrant generating gross proceeds of $10,500,000. On November 16, 2020, 1,500,000 Class B Ordinary Shares were automatically forfeited by Sponsor, triggered by the underwriter’s election to not exercise its option to purchase additional units, resulting in Sponsor holding 9,950,000 Class B Ordinary Shares.

Following the closing of the IPO on October 5, 2020, an amount of $400,000,000 ($10.00 per ABIC Unit) from the net proceeds of the sale of the ABIC Units in the IPO and the sale of the Private Placement Warrants was placed in the Trust Account and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 of the Investment Company Act, as determined by ABIC, until the earliest of (i) the completion of a business combination and (ii) the distribution of the funds in the Trust Account to ABIC’s shareholders, as described below.

ABIC’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a business combination. The stock exchange listing rules require that the business combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the assets held in the Trust Account (excluding the amount of any deferred underwriting discount held in the Trust Account and taxes payable on the income earned on the Trust Account). ABIC will only complete a business combination if the post-business combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that ABIC will be able to successfully effect a business combination.

ABIC will provide the holders of the Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of the Business Combination, either (i) in connection with the General Meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether ABIC will seek shareholder approval of a business combination or conduct a tender offer will be made by ABIC, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination (initially $10.00 per Public Share), including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares, subject to certain limitations as described in the prospectus. The per-share amount to be distributed to the Public Shareholders who properly redeem their shares will not be reduced by the deferred underwriting commissions ABIC will pay to the underwriters. There will be no redemption rights upon the completion of a business combination with respect to ABIC Warrants.

The ABIC Units began trading on October 1, 2020 on the NYSE under the symbol “IMPX.U.” On November 20, 2020, ABIC announced that, commencing November 23, 2020, holders of the 40,000,000 ABIC Units sold in the IPO may elect to separately trade the Public Shares and Public Warrants included in the ABIC Units. Those ABIC Units not separated continued to trade on NYSE under the symbol “IMPX.U,” and the Public Shares and Public Warrants that are separated trade on the NYSE under the symbols “IMPX” and “IMPX WS,” respectively.

Lack of Business Diversification

For an indefinite period of time after the completion of the Business Combination, the prospects for ABIC’s success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that ABIC will not have the resources to diversify ABIC’s operations and mitigate the risks of being in a single line of business. By completing its initial business combination with only a single entity, ABIC’s lack of diversification may:

•

subject ABIC to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which ABIC operates after its initial business combination; and

•	cause ABIC to depend on the marketing and sale of a single product or limited number of products or services.

Fair Market Value of Target Business

Pursuant to NYSE listing rules, the target business or businesses that ABIC acquires must collectively have a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of signing a definitive agreement in connection with ABIC’s initial business combination. The fair market value of the target or targets will be determined by the ABIC Board based upon one or more standards generally accepted by the financial community, such as discounted cash flow valuation or value of comparable businesses. If the ABIC Board is not able to independently determine the fair market value of the target business or businesses, ABIC will obtain an opinion from an independent investment banking firm or an independent valuation or appraisal firm with respect to the satisfaction of such criteria. While ABIC considers it unlikely that the ABIC Board will not be able to make an independent determination of the fair market value of a target business or businesses, it may be unable to do so if the board is less familiar or experienced with the target company’s business, there is a significant amount of uncertainty as to the value of the company’s assets or prospects, including if such company is at an early stage of development, operations or growth, or if the anticipated transaction involves a complex financial analysis or other specialized skills and the board determines that outside expertise would be helpful or necessary in conducting such analysis. Since any opinion, if obtained, would merely state that the fair market value of the target business meets the 80% of net assets threshold, unless such opinion includes material information regarding the valuation of a target business or the consideration to be provided, it is not anticipated that copies of such opinion would be distributed to ABIC’s shareholders. However, if required under applicable law, any proxy statement that ABIC delivers to its shareholders and file with the SEC in connection with a proposed transaction will include such opinion.

Submission of ABIC’s Initial Business Combination to a Shareholder Vote

The General Meeting to which this proxy statement/prospectus relates is being held to solicit your approval of, among other things, the Business Combination. The Public Shareholders may exercise their redemption rights whether they vote for, against or abstain from voting on the Business Combination. If the Business Combination is not completed, then Public Shareholders electing to exercise their redemption rights will not be entitled to receive such payments. The ABIC Initial Shareholders, including Sponsor and ABIC directors and officers, have agreed to vote any Class B Ordinary Shares and any Public Shares purchased during or after the IPO in favor of the Business Combination.

Liquidation If No Business Combination

ABIC will have until October 5, 2022 to consummate a business combination (the “Combination Period”). However, if ABIC has not completed a business combination within the Combination Period, ABIC will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned and not previously released to ABIC to pay taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of ABIC’s remaining Public Shareholders and its Board of Directors, liquidate and dissolve, subject in each case to ABIC’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to ABIC Warrants, which will expire worthless if ABIC fails to complete a business combination within the Combination Period.

ABIC Initial Shareholders and ABIC officers and directors have entered into a letter agreement with ABIC, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if ABIC fails to complete a business combination within the Combination Period. However, if the ABIC Initial Shareholders or ABIC officers or directors or any of their respective affiliates acquire Public Shares, such Public Shares will be entitled to liquidating distributions from the Trust Account if ABIC fails to complete a business combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission held in the Trust Account in the event ABIC does not complete a business combination within the Combination Period, and in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the IPO price per ABIC Unit ($10.00).

ABIC Initial Shareholders and ABIC officers and directors have agreed, pursuant to a written letter agreement with ABIC, that they will not propose any amendment to the Existing Organizational Documents that would modify the substance or timing of ABIC’s obligation to redeem 100% of Public Shares if ABIC does not complete a business combination prior to October 5, 2022, unless ABIC provides its Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest, which interest shall be net of taxes payable, divided by the number of then outstanding Public Shares. However, ABIC may not redeem its Public Shares in an amount that would cause ABIC’s net tangible assets to be less than $5,000,001 so that ABIC is not subject to the SEC’s “penny stock” rules.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to ABIC if and to the extent any claims by a third party (other than ABIC’s independent registered public accounting firm) for services rendered or products sold to ABIC, or a prospective target business with which ABIC has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (1) $10.00 per Public Share and (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share, due to reductions in the value of trust assets, in each case net of the interest that may be withdrawn to pay taxes. This liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and as to any claims under ABIC’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. ABIC will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than ABIC’s independent registered public accounting firm), prospective target businesses or other entities with which ABIC does business, execute agreements with ABIC waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Redemption of Public Shares and Liquidation If No Business Combination

ABIC has until October 5, 2022 to complete a business combination. If ABIC is unable to complete a business combination prior to October 5, 2022, ABIC will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest, which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses, divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders, including the right to receive further liquidation distributions, if any, subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders of ABIC and the ABIC Board, dissolve and liquidate, subject in the case of clauses (ii) and (iii), to ABIC’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to other requirements of applicable law. There will be no redemption rights or liquidating distributions with respect to the Public Warrants and Private Placement Warrants, which will expire worthless if ABIC fails to complete a business combination by October 5, 2022.

The ABIC Initial Shareholders, officers and directors have entered into a letter agreement with ABIC, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if ABIC fails to complete a business combination by October 5, 2022. However, to the extent the ABIC Initial Shareholders, directors or officers own Public Shares, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if ABIC fails to complete a business combination within the allotted 24-month time period.

Sponsor, executive officers and directors have agreed, pursuant to a written letter agreement with ABIC, that they will not propose any amendment to ’the Existing Organizational Documents that would modify the substance or timing of ABIC’s obligation to redeem 100% of Public Shares if ABIC does not complete a business combination prior to October 5, 2022, unless ABIC provides its Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest, which interest shall be net of taxes payable, divided by the number of then outstanding Public Shares. However, ABIC may not redeem its Public Shares in an amount that would cause ABIC’s net tangible assets to be less than $5,000,001 so that ABIC is not subject to the SEC’s “penny stock” rules.

ABIC expects that all costs and expenses associated with implementing a plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the proceeds of the IPO held outside the Trust Account, although ABIC cannot assure that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing a plan of dissolution, to the extent that there is any interest accrued in the Trust Account, net of any funds required to pay income taxes on interest income earned on the Trust Account balance, ABIC may request the Trustee to release to ABIC an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If ABIC were to expend all proceeds of the IPO held outside of the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by Public Shareholders upon ABIC’s dissolution would be approximately $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of ABIC creditors which would have higher priority than the claims of Public Shareholders. ABIC cannot assure that the actual per-share redemption amount received by Public Shareholders will not be substantially less than $10.00. While ABIC intends to pay such amounts, if any, it cannot assure that it will have funds sufficient to pay or provide for all creditors’ claims.

Although ABIC will seek to have all vendors, service providers other than ABIC’s independent auditors, prospective target businesses or other entities with which ABIC does business execute agreements with ABIC waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of its Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against ABIC assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, ABIC’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to ABIC than any alternative. Examples of possible instances where ABIC may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by ABIC management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with ABIC and will not seek recourse against the Trust Account for any reason. Upon redemption of Class A Ordinary Shares, if ABIC is unable to complete a business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with a business combination, ABIC will be required to provide for payment of claims of creditors that were not waived that may be brought against ABIC within the 10 years following redemption. In order to protect the amounts held in the Trust Account, Sponsor has agreed that it will be liable to ABIC if and to the extent any claims by a vendor for services rendered or products sold to ABIC, or a prospective target business with which ABIC has discussed entering into a Business Combination Agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under ABIC’s indemnity of the underwriters against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then Sponsor will not be responsible to the extent of any liability for such third-party claims. ABIC cannot assure, however, that Sponsor would be able to satisfy those obligations. None of ABIC’s other officers will indemnify ABIC for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, ABIC’s independent directors would determine whether to take legal action against Sponsor to enforce its indemnification obligations. While ABIC currently expects that its independent directors would take legal action on ABIC’s behalf against Sponsor to enforce its indemnification obligations to ABIC, it is possible that ABIC’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, ABIC cannot assure that due to claims of creditors the actual value of the per-share redemption price will not be substantially less than $10.00 per share.

ABIC will seek to reduce the possibility that Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers other than ABIC’s independent auditors, prospective target businesses or other entities with which ABIC does business execute agreements with ABIC waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under ABIC’s indemnity of the underwriters against certain liabilities, including liabilities under the Securities Act. In the event that ABIC liquidates and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from the Trust Account could be liable for claims made by creditors.

If ABIC files a bankruptcy petition or an involuntary bankruptcy petition is filed against ABIC that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in ABIC’s bankruptcy estate and subject to the claims of third parties with priority over the claims of ABIC’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, ABIC cannot assure that it will be able to return $10.00 per share to Public Shareholders. Additionally, if ABIC files a bankruptcy petition or an involuntary bankruptcy petition is filed against ABIC that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by ABIC shareholders. Furthermore, the ABIC Board may be viewed as having breached its fiduciary duty to ABIC’s creditors and/or having acted in bad faith, thereby exposing itself and ABIC to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. ABIC cannot assure that claims will not be brought against ABIC for these reasons.

Employees

ABIC currently has three executive officers. These individuals are not obligated to devote any specific number of hours to ABIC’s matters but they each intend to devote as much of their time as they deem necessary to ABIC’s affairs until ABIC has completed its initial business combination. The amount of time they each will devote in any time period will vary based on whether a target business has been selected for the initial business combination and the stage of the business combination process ABIC is in. ABIC does not intend to have any full- time employees prior to the completion of its initial business combination.

Facilities

ABIC currently maintains its executive offices at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY-1102, Cayman Islands. The cost for ABIC’s use of this space is included in the up to $10,000 per-month fee ABIC pays to an affiliate of the Sponsor for office space, administrative and support services. ABIC considers its current office space adequate for its current operations.

Upon completion of the initial business combination or our liquidation, we will cease paying these monthly fees. Other than reimbursement of any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. No compensation of any kind, including finder’s and consulting fees, will be paid by ABIC to Sponsor, executive officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of a business combination. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, officers, directors or our or their affiliates.

Legal Proceedings

To the knowledge of ABIC’s management, there is no litigation currently pending or contemplated against ABIC, against any of its officers or directors in their capacity as such, or against any of its property.

Directors and Executive Officers

As of the date of this Report, ABIC’s directors and officers are as follows:

Name	Age	Position
John Garcia	66	Chair, Co-Chief Executive Officer and Director
Michele Giddens	56	Co-Chief Executive Officer and Director
Ramzi Gedeon	48	Chief Financial Officer, Secretary and Director
Steven E. DeCillis II	48	Director
John Replogle	56	Director
George Serafeim	39	Director
Brian Trelstad	52	Director

Dr. John Garcia is the Executive Chairman, Co-Chief Executive Officer and Director of ABIC. Dr. Garcia joined AEA in 1999 as a Partner and Head of AEA Investors LP’s then newly formed European operations based in London. In 2002, Dr. Garcia became President of AEA Investors LP while continuing to head European operations and lead AEA Investors LP’s global Value-Added Industrial Products and Specialty Chemicals teams. In 2006, Dr. Garcia also became Chief Executive Officer of AEA Investors LP, during which time he was responsible for all operational aspects of AEA including fundraising, investment review process, growth and strategy and operations. Dr. Garcia was also named Chairman of AEA Investors LP in 2012 and in 2019, in connection with relinquishing the title of Chief Executive Officer, he became the Executive Chairman. As Executive Chairman, Dr. Garcia remains responsible for AEA’s investment review process. Since 1999, under his leadership, AEA has made over 90 private equity investments totaling over $11 billion of invested capital. Dr. Garcia was also instrumental in the creation of the AEA Private Debt Funds in 2005 and the AEA Small Business Funds in 2004. Dr. Garcia has served on the board of numerous AEA portfolio companies in addition to various other companies. Dr. Garcia serves as the chairman or member of the investment committee for the various AEA private equity and private debt funds. Dr. Garcia has a long history of working together with family-owned and entrepreneur-led businesses and investors to help them maximize their potential and meet their long-term needs. Prior to joining AEA Investors LP, Dr. Garcia held various positions at Credit Suisse First Boston including global head of the chemicals group, head of the European acquisitions, leveraged finance and financial sponsors group, and head of the European natural resources group. Earlier in his career, Dr. Garcia was a managing director at Schroder Wertheim in New York and held a number of industrial positions at Atlantic Richfield in Philadelphia, Pennsylvania. Dr. Garcia earned a B.Sc. from the University of Kent, an M.A. and Ph.D. in Organic Chemistry from Princeton University, and an M.B.A. from Wharton School of the University of Pennsylvania.

We believe Dr. Garcia’s significant management and business experience make him well qualified to serve as a member of the ABIC Board.

Michele Giddens serves as our Co- Chief Executive Officer and on the ABIC Board. Ms. Giddens has almost 30 years of experience in international development and social finance. Ms. Giddens is a Co-Chief Executive Officer, director, and member of the Remuneration Committee of Bridges Fund Management Ltd., which she founded alongside Philip Newborough and Sir Ronald Cohen in 2002. Ms. Giddens has played a key role in the growth of the impact investing movement in the U.K. Ms. Giddens currently sits as a Non-Executive Director on the board of CDC, the UK Government’s Development Finance Institution. Ms. Giddens’s prior experience includes chairing the UK National Advisory Board on Impact Investing, part of the Global Social Impact Investment Steering Group, from 2016 to 2018, and sitting on the Council of the BVCA. Ms. Giddens was previously an advisor to the U.K. Treasury’s Social Investment Task Force and chaired the Community Development Finance Association from 2003 to 2005. Ms. Giddens began her career in impact investing with the International Finance Corporation, the private sector financing arm of the World Bank Group. Ms. Giddens subsequently spent eight years with Shorebank Corporation, then one of the leading community development banks in the United States, where she ran small business lending programs in Russia, Central and Eastern Europe, and advised on microfinance in Bangladesh, the Middle East and Mongolia. Ms. Giddens has a B.A. (with Honors) in Politics, Philosophy & Economics from Oxford University and an M.B.A. from Georgetown University, Washington, D.C., and was awarded an OBE for her services to international development and social finance in the 2018 Queen’s Birthday Honors list.

We believe Ms. Giddens’s significant management and business experience makes her well qualified to serve as a member of the ABIC Board.

Ramzi Gedeon serves as our Chief Financial Officer and on the ABIC Board. Mr. Gedeon is a Partner of AEA Investors LP and has over 20 years of private equity investment experience. Mr. Gedeon focuses on AEA Investors LP’s investments in Europe. Prior to joining AEA Investors LP in 2018, Mr. Gedeon was a Partner at TPG Capital in London, where he completed investments in various sectors including retail and consumer, industrials, building materials and technology and telecom. Mr. Gedeon has served on numerous boards and has closed transactions in several markets including the United Kingdom, Germany, France, Turkey, the Middle East and Australia. Mr. Gedeon began his career in investment banking at Merrill Lynch in New York, where he advised private equity firms on all aspects of their investment activities. Mr. Gedeon earned a B.A. (with Honors) in Economics from Cambridge University, and an M.A. in International and Development Economics from Yale University.

We believe Mr. Gedeon’s significant business experience makes him well qualified to serve as a member of the ABIC Board.

Steven E. DeCillis II is an executive with over 25 years of experience in the private equity and investment management industry including senior leadership roles within the finance and administration, human resources, information technology and investor relations functions. Mr. DeCillis has served as Partner and Chief Financial Officer of AEA Investors LP since 2011. Before joining AEA Investors LP, Mr. DeCillis spent over ten years at Ripplewood Holdings LLC, a middle market private equity firm, where he most recently served as Chief Financial Officer and Managing Director and managed a team responsible for accounting, operating and administrative functions. Prior to Ripplewood, Mr. DeCillis worked in the assurance and business advisory services practice at PricewaterhouseCoopers LLP and in the controllers department at The Dreyfus Corporation. Mr. DeCillis earned a B.Sc. in Accounting from Villanova University and an M.B.A. from Columbia University. In addition to his operational experience, Mr. DeCillis is a certified public accountant.

We believe Mr. DeCillis’s significant business experience makes him well qualified to serve as a member of the ABIC Board.

John Replogle is a leader in the conscious consumer and mission-driven brand movement, with extensive experience leading fast growth, high performing businesses including Seventh Generation and Burt’s Bees. Seventh Generation helped to launch the B Corp movement and has been awarded the “Best for the World”

distinction from B Labs. Mr. Replogle believes that business is one of the most powerful forces on earth and such power must be harnessed for the greater good. Mr. Replogle also served as President of Unilever’s Skin Care business and President of the Guinness Bass Import Company. Mr. Replogle started his career at the Boston Consulting Group and holds degrees from Harvard Business School and Dartmouth College. Recently, Mr. Replogle is a Founding Partner of One Better Ventures, a Real Leader 100 social impact firm that advises and invests in mission driven consumer goods companies. Mr. Replogle serves on the boards of directors of Wolfspeed (NYSE: WOLF), Leesa Sleep, Grove Collaborative, Melissa & Doug, and Sakara Life. Mr. Replogle is an active environmentalist and champion of social entrepreneurs.

We believe Mr. Replogle’s significant business and public company experience makes him well qualified to serve as a member of the ABIC Board.

George Serafeim is the Charles M. Williams Professor of Business Administration and the Chair of the Impact-Weighted Accounts Project at Harvard Business School. Professor Serafeim has presented his research in over 60 countries around the world and ranks among the top 10 most popular authors out of over 12,000 business scholars on the Social Science Research Network. Professor Serafeim’s research focuses on measuring, driving and communicating corporate performance and social impact. Professor Serafeim’s work is widely cited and has been published in the most prestigious academic and practitioner journals. Professor Serafeim has been recognized by Barron’s as “one of the most influential people in ESG investing.” Professor Serafeim has held several positions of leadership. Professor Serafeim serves on the board of directors of Liberty Mutual, a Fortune 100 company and global leader in property-casualty insurance, and dss+, a leading operations consulting firm and the global leader in employee health and safety services. Previously, Professor Serafeim co-founded the consulting firm KKS Advisors, served on the steering committee of the Athens Stock Exchange, and served as the Chairman of Greece’s Corporate Governance Council. Professor Serafeim has served on several not-for-profit organizations including the Standards Council of the Sustainability Accounting Standards Board.

We believe Professor Serafeim’s significant public company experience makes him well qualified to serve as a member of the ABIC Board.

Brian Trelstad serves on the ABIC Board. Mr. Trelstad has nearly 20 years of impact investing experience, and is currently a director of Bridges Fund Management Ltd., an employee of Bridges Ventures Inc, a subsidiary of Bridges Fund Management Ltd, and a director of the Bridges Impact Foundation in the United States. Mr. Trelstad’s prior experience includes serving as the Chief Investment Officer of Acumen Fund, where he oversaw $55.0 million of investments into companies that were delivering health, water, energy and agriculture services in South Asia and Sub-Saharan Africa. Mr. Trelstad also served as a co-founding board member of the Aspen Network of Development Entrepreneurs and was one of the principal architects of the impact management software tool, Pulse, and the Impact Reporting and Investment Standards. Prior to Acumen Fund, Mr. Trelstad was a healthcare consultant at McKinsey & Company, was a lead environmental staff person at the Corporation for National Service, and has been involved in starting and advising a range of non-profit and for-profit start-ups. Mr. Trelstad has an undergraduate degree from Harvard University, an M.B.A. from Stanford’s Graduate School of Business, and an M.A. in City & Regional Planning from the University of California at Berkeley. Mr. Trelstad also teaches social entrepreneurship at Harvard Business School. Mr. Trelstad was the first impact investor to go through the Kauffman Fellows Program of the Center for Venture Education, and is a Henry Crown Fellow of the Aspen Institute.

We believe Mr. Trelstad’s significant business and management experience makes him well qualified to serve as a member of the ABIC Board.

Number and Terms of Office of Officers and Directors

The ABIC Board currently comprises of seven directors. The ABIC Board is divided into three classes, with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. In accordance with the NYSE corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on the NYSE. The term of office of the first class of directors, consisting of John Replogle, will expire at our first annual general meeting. The term of office of the second class of directors, consisting of George Serafeim and Brian Trelstad, will expire at our second annual general meeting. The term of office of the third class of directors, consisting of John Garcia, Michele Giddens, Ramzi Gedeon, and Steven E. DeCillis II, will expire at our third annual general meeting.

Prior to the completion of an initial business combination, any vacancy on the ABIC Board may be filled by a nominee chosen by holders of a majority of our Founder Shares. In addition, prior to the completion of an initial business combination, holders of a majority of our Founder Shares may remove a member of the ABIC Board for any reason.

Pursuant to the ABIC Registration and Shareholder Rights Agreement entered into on or prior to the closing of our IPO, the Sponsor, upon and following consummation of an initial business combination, will be entitled to nominate three individuals for appointment to the ABIC Board, as long as the Sponsor holds any securities covered by the ABIC Registration and Shareholder Rights Agreement.

Our officers are appointed by the ABIC Board and serve at the discretion of the ABIC Board, rather than for specific terms of office. The ABIC Board is authorized to appoint persons to the offices set forth in the Existing Organizational Documents as it deems appropriate. The Existing Organizational Documents provide that our officers may consist of one or more chairman of the board, chief executive officer, president, chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the ABIC Board.

Director Independence

Pursuant to the NYSE rules, company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement to have a board that includes a majority of “independent directors,” as defined in the NYSE listing standards. Only holders of the Class B Ordinary Shares have the right to vote on the election of directors, and one of the ABIC Initial Shareholders holds more than 50% of the Class B Ordinary Shares. As a result, we are a “controlled company” and utilize the exemption from the requirement to have a board that includes a majority of “independent directors,” as defined in the NYSE listing standards. The ABIC Board has determined that Steven E. DeCillis II, John Replogle and George Serafeim are “independent directors” as defined in the NYSE listing standards.

Committees of the Board of Directors

The ABIC Board has three standing committees: an audit committee, a nominating committee and a compensation committee. Each committee operates under a charter that has been approved by our board and has the composition and responsibilities described below. The charters of each committee are available on our website.

Audit Committee

Steven E. DeCillis II, John Replogle and George Serafeim serve as a members of our audit committee. The ABIC Board has determined that Steven E. DeCillis II, John Replogle and George Serafeim are independent under the NYSE listing standards and applicable SEC rules. John Replogle serves as the Chairman of the audit committee. Under the NYSE listing standards and applicable SEC rules, all the directors on the audit committee must be independent. Each member of the audit committee is financially literate and the ABIC Board has determined that Steven E. DeCillis II, John Replogle and George Serafeim each qualify as “audit committee financial experts” as defined in applicable SEC rules.

The audit committee is responsible for:

•	meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;

•	monitoring the independence of the independent registered public accounting firm;

•

verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law; inquiring and discussing with management our compliance with applicable laws and regulations; pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed; appointing or replacing the independent registered public accounting firm; determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; monitoring compliance on a quarterly basis with the terms of our IPO and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of our IPO; and reviewing and approving all payments made to our existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of our audit committee will be reviewed and approved by the ABIC Board, with the interested director or directors abstaining from such review and approval.

Nominating Committee

Steven E. DeCillis II, John Replogle and George Serafeim serve as members of our nominating committee and John Replogle serves as chairman of the nominating committee. Under the NYSE listing standards, we are required to have a nominating committee composed entirely of independent directors. The ABIC Board has determined that Steven E. DeCillis II, John Replogle and George Serafeim are independent.

The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on the ABIC Board. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in a charter adopted by us, generally will provide that persons to be nominated:

•	should have demonstrated notable or significant achievements in business, education or public service;

•

should possess the requisite intelligence, education and experience to make a significant contribution to the ABIC Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the ABIC Board. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee

Steven E. DeCillis II, John Replogle and George Serafeim serve as members of our compensation committee and John Replogle serves as chairman of the compensation committee.

Under the NYSE listing standards, we are required to have a compensation committee composed entirely of independent directors. The ABIC Board has determined that Steven E. DeCillis II, John Replogle and George Serafeim are independent. We adopted a compensation committee charter, which will detail the principal functions of the compensation committee, including:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our President, Chief Financial Officer and Chief Operating Officer’s; evaluating our President’s, Chief Financial Officer’s and Chief Operating Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our President, Chief Financial Officer and Chief Operating Officer based on such evaluation;

•	reviewing and approving the compensation of all of our other Section 16 executive officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•	producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other advisor and is directly responsible for the appointment, compensation and oversight of the work of any such advisor. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other advisor, the compensation committee will consider the independence of each such advisor, including the factors required by the NYSE and the SEC.

Compensation Committee Interlocks and Insider Participation

As of March 31, 2022, Michele Giddens, our Co-Chief Executive Officer serves as a Co-Chief Executive Officer, director and member of the Remuneration Committee of Bridges Fund Management Ltd., and Brian Trelstad, one of our directors, is a director of Bridges Fund Management Ltd and an employee of Bridges Ventures Inc, a subsidiary of Bridges Fund Management Ltd. None of our other executive officers currently serves, or in the past year has served, as a member of the compensation committee of any entity that has one or more executive officers serving on the ABIC Board.

Code of Ethics

We adopted a Code of Ethics applicable to our directors, officers and employees. A copy of the Code of Ethics will be provided without charge upon written request to our principal executive offices. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. The Existing Organizational Documents provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We will enter into agreements with our directors and officers to provide contractual indemnification in addition to the indemnification provided for in the Existing Organizational Documents. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the Trust Account for any reason whatsoever (except to the extent they are entitled to funds from the Trust Account due to their ownership of Public Shares). Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate an initial business combination.

Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ABIC

Unless the context otherwise requires, all references in this Section to the “Company,” “we,” “us” or “our” refer to ABIC prior to the consummation of the Business Combination. The following discussion and analysis of ABIC’s financial condition and results of operations should be read in conjunction with ABIC’s consolidated financial statements and notes to those statements included in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors. Please see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this proxy statement/prospectus.

Overview

We are a blank check company incorporated in the Cayman Islands on July 29, 2020 formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. We intend to effectuate our initial business combination using cash derived from the proceeds of our IPO and the sale of the private placement warrants, our shares, debt or a combination of cash, shares and debt.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete a business combination will be successful.

On October 5, 2020, we completed the IPO of 40,000,000 ABIC Units, at a price of $10.00 per ABIC Unit, generating gross proceeds of $400,000,000. Simultaneously with the closing of the IPO, we completed the sale of 10,500,000 Private Placement Warrants to our Sponsor at a price of $1.00 per Private Placement Warrant generating gross proceeds of $10,500,000. Following our IPO and the sale of the Private Placement Warrants, a total of $400,000,000 was placed in the Trust Account. We incurred $21,292,016 in transaction costs, including $7,275,000 of underwriting fees (net of expenses reimbursed by the underwriter of $225,000), $13,125,000 of deferred underwriting fees and $892,016 of other offering costs.

Following the closing of the IPO on October 5, 2020, an amount of $400,000,000 ($10.00 per ABIC Unit) from the net proceeds of the sale of the ABIC Units in the IPO and the sale of the Private Placement Warrants was placed in the Trust Account and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 of the Investment Company Act, as determined by ABIC, until the earliest of (i) the completion of a business combination and (ii) the distribution of the funds in the Trust Account to ABIC’s shareholders, as described below.

The Existing Organizational Documents provide that we have only 24 months from the closing of our IPO, or until October 5, 2022, to consummate an initial business combination. If we have not consummated an initial business combination within 24 months from the closing of our IPO, we will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned and not previously released to us to pay our taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining Public Shareholders and our Board of Directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to consummate an initial business combination within 24 months from the closing of our IPO.

Proposed Business Combination

On December 12, 2021, we entered into the Business Combination Agreement. In connection with the Business Combination, we also entered into the Investment Agreements, as further described in “The Business Combination Agreement—Certain Agreements Related to the Business Combination.” The consideration to be paid to the Company Equityholder, the Company’s shareholders and HoldCo in connection with the Business Combination will include stock consideration and is based on an enterprise value of $1.77 billion of LiveWire (excluding the value of any earn-out).

Results of Operations

We have neither engaged in any operations nor generated any operating revenues to date. Our only activities from inception through December 31, 2021 were organizational activities and those necessary to prepare for our IPO, described below and, subsequent to the IPO, identifying a target company for a business combination. We do not expect to generate any operating revenues until after the completion of our initial business combination. We expect to generate non-operating income in the form of interest income on marketable securities held in the Trust Account. We expect that we will incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with searching for, and completing, a business combination.

As a result of the restatement described in the notes to the financial statements included herein, we classify the warrants issued in connection with our IPO as liabilities at their fair value and adjust the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations.

For the year ended December 31, 2021, we had a net income of $4,822,073, which consisted of interest earned on investments held in the Trust Account of $164,387 and change in fair market value of derivative warrant liabilities of $12,352,500, offset by operating expenses of $7,694,814.

For the period from July 29, 2020 (inception) through December 31, 2020, we had a net loss of $20,061,109, which consisted of operating expenses of $236,839, change in fair value of derivative warrant liabilities of $18,910,000 and transaction costs allocable to warrants of $999,374, offset by interest earned on investments held in the Trust Account of $85,104.

Liquidity and Capital Resources

On October 5, 2020, we completed the IPO of 40,000,000 ABIC Units, at a price of $10.00 per ABIC Unit, generating gross proceeds of $400,000,000. Simultaneously with the closing of the IPO, we completed the sale of 10,500,000 Private Placement Warrants to our Sponsor at a price of $1.00 per Private Placement Warrant generating gross proceeds of $10,500,000.

Following our IPO and the sale of the Private Placement Warrants, a total of $400,000,000 was placed in the Trust Account. We incurred $21,292,016 in transaction costs, including $7,275,000 of underwriting fees (net of expenses reimbursed by the underwriter of $225,000), $13,125,000 of deferred underwriting fees and $892,016 of other offering costs.

For the year ended December 31, 2021, net cash used in operating activities was $633,568. Net income of $4,822,073 was impacted by the interest earned on investments held in the Trust Account of $164,387 and change in fair value of derivative warrant liabilities of $12,352,500. Changes in operating assets and liabilities provided $7,061,246 of cash from operating activities.

For the period from July 29, 2020 (inception) through December 31, 2020, net cash used in operating activities was $691,899. Net loss of $20,061,109 was affected by the formation cost paid by the Sponsor in exchange for issuance of the Founder Shares of $5,000, change in fair value of derivative warrant liabilities of $18,910,000 and transaction costs allocable to warrants of $999,374 and interest earned on investments held in the Trust Account of $85,104 and changes in operating assets and liabilities, whuch used $460,060 of cash from operating activities.

At March 31, 2022, we had investments held in the Trust Account of $400,313,600. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account, which interest shall be net of taxes payable and excluding deferred underwriting commissions, to complete our business combination. We may withdraw interest from the Trust Account to pay taxes, if any. To the extent that our share capital or debt is used, in whole or in part, as consideration to complete a business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

At March 31, 2022, we had cash of $556,814 held outside of the Trust Account. We intend to use the funds held outside the Trust Account primarily to complete our initial business combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete a business combination, we may repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that a business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants, at a price of $1.00 per warrant, at the option of the lender. The warrants would be identical to the Private Placement Warrants. Pursuant to the Business Combination Agreement, ABIC and the Sponsor have agreed not to convert the Working Capital Loans into warrants without the consent of LiveWire.

We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to complete our business combination or because we become obligated to redeem a significant number of our Public Shares upon completion of the business combination, in which case we may issue additional securities or incur debt in connection with such business combination.

Going Concern

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the mandatory liquidation and subsequent dissolution related to the Combination Period described above raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after October 5, 2022.

We continue to evaluate the impact of the COVID-19 pandemic and have concluded that the specific impact is not readily determinable as of the date of the condensed balance sheet. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Controls and Procedures

Section 404 of the Sarbanes-Oxley Act requires that we evaluate and report on our system of internal controls beginning with our Annual Report on Form 10-K for the year ending December 31, 2021. Only in the event that we are deemed to be a large accelerated filer or an accelerated filer and no longer qualify as an emerging growth company would we be required to comply with the independent registered public accounting firm attestation requirement on internal control over financial reporting. Further, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirement.

We intend to assess the internal controls of our target business or businesses prior to the completion of a business combination and, if necessary, to implement and test additional controls as we may determine are necessary in order to state that we maintain an effective system of internal controls. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding the adequacy of internal controls. Many small and midsize target businesses we may consider for our initial business combination may have internal controls that need improvement in areas such as:

•	staffing for financial, accounting and external reporting areas, including segregation of duties;

•	reconciliation of accounts;

•	proper recording of expenses and liabilities in the period to which they relate;

•	evidence of internal review and approval of accounting transactions;

•	documentation of processes, assumptions and conclusions underlying significant estimates; and

•	documentation of accounting policies and procedures.

Because it will take time, management involvement and perhaps outside resources to determine what internal control improvements are necessary for us to meet regulatory requirements and market expectations for our operation of a target business, we may incur significant expenses in meeting our public reporting responsibilities, particularly in the areas of designing, enhancing or remediating internal and disclosure controls. Doing so effectively may also take longer than we expect, thus increasing our exposure to financial fraud or erroneous financing reporting.

Once our management’s report on internal controls is complete, we will retain our independent auditors to audit and render an opinion on such report when required by Section 404 of the Sarbanes-Oxley Act. The independent auditors may identify additional issues concerning a target business’s internal controls while performing their audit of internal control over financial reporting.

Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this item.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2021. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an affiliate of the Sponsor a monthly fee of up to $10,000 for office space, secretarial and administrative support services provided to the Company. We began incurring these fees on October 5, 2020 and will continue to incur these fees monthly until the earlier of the completion of an initial business combination and the Company’s liquidation.

The underwriters are entitled to a deferred fee of $0.35 per ABIC Unit, or $13,125,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete an initial business combination, subject to the terms of the underwriting agreement. An affiliate of the Sponsor has purchased 2,500,000 ABIC Units at the IPO price per ABIC Unit. The underwriters did not receive any underwriting discounts or commissions on ABIC Units purchased by the Sponsor or its affiliate.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the period reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Derivative Warrant Liabilities

We do not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. We evaluate all of our financial instruments, including issued share purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to the Financial Accounting Standards Board (“FASB”) ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC Topic 815, Derivatives and Hedging (“ASC 815”). We account for the ABIC Warrants in accordance with the guidance contained in ASC 815 under which the ABIC Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, we classify the ABIC Warrants as liabilities at their fair value and adjust the ABIC Warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheets date until exercised, and any change in fair value is recognized in our statements of operations.

Class A Ordinary Shares Subject to Possible Redemption

We account for ABIC Shares subject to possible redemption in accordance with the guidance in ASC 480. Class A Ordinary Shares subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable ABIC Shares (including ABIC Shares that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, ABIC Shares are classified as shareholders’ equity. Our Class A Ordinary Shares feature certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, Class A Ordinary Shares subject to possible redemption is presented as temporary equity, outside of the shareholders’ deficit section of our balance sheet.

Net Income (Loss) per Ordinary Share

Net income (loss) per ABIC Share is computed by dividing net income (loss) by the weighted average number of ABIC Shares outstanding for the period. Accretion associated with the redeemable Class A Ordinary Shares is excluded from earnings per share as the redemption value approximates fair value.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. We adopted ASU 2020-06 effective January 1, 2021. The adoption of ASU 2020-06 did not have an impact on our financial statements.

JOBS Act

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of any fiscal year for so long as either (1) the market value of ABIC Shares held by non-affiliates did not exceed $250 million as of the prior June 30, or (2) our annual revenues did not exceed $100 million during such completed fiscal year and the market value of ABIC Shares held by non-affiliates did not exceed $500 million as of the prior June 30.

Recent Accounting Standards

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

MANAGEMENT OF HOLDCO FOLLOWING THE BUSINESS COMBINATION

The following information concerning the management of LiveWire is based on the provisions of the Proposed HoldCo Certificate of Incorporation and Proposed HoldCo Bylaws, the forms of which are attached as Annex D and Annex E to this document, respectively, and which are expected to be in effect in such form as of the consummation of the Business Combination. However, the Proposed HoldCo Certificate of Incorporation and Proposed HoldCo Bylaws may be changed at any time prior to consummation of the Business Combination by mutual agreement of ABIC and LiveWire or after consummation of the Business Combination by amendment in accordance with their terms. If the Proposed HoldCo Certificate of Incorporation and Proposed HoldCo Bylaws are amended, the below summary may cease to accurately reflect the Proposed HoldCo Certificate of Incorporation and Proposed HoldCo Bylaws as so amended. References in this section to “we,” “our,” “us” and the “Company” generally refer to LiveWire and its consolidated subsidiaries, after giving effect to the Business Combination.

Information about Executive Officers and Directors of the Combined Company

Upon the consummation of the Business Combination, the business and affairs of HoldCo will be managed by or under the direction of the HoldCo Board. The following table sets forth certain information, including ages as of June 10, 2022, regarding the persons who are expected to serve as executive officers and directors of HoldCo upon the consummation of the Business Combination:

Name	Age	Position
Jochen Zeitz	59	Chair, Chief Executive Officer and Director
Ryan Morrissey	45	President
William Cornog	57	Director
Gina Goetter	45	Director
John Garcia	66	Director
Kjell Gruner	55	Director
Bryan Niketh	42	Director
Edel O’Sullivan	45	Director

Jochen Zeitz will be appointed as our Chair, Chief Executive Officer and to our board of directors upon the Closing. Mr. Zeitz has been a director of H-D since 2007 and served as its Acting President and Chief Executive Officer from February 2020 until May 2020, when he was appointed as H-D’s President and Chief Executive Officer. Mr. Zeitz has served as H-D’s Chairman of the Board since February 2020. Mr. Zeitz served as Chairman and Chief Executive Officer of the sporting goods company PUMA AG from 1993 to 2011. He was also PUMA’s Chief Financial Officer from 1993 to 2005. Mr. Zeitz served as a director of luxury goods company Kering (formerly PPR) from 2012 to 2016. He was a member of Kering’s Executive Committee and Chief Executive Officer of its Sport & Lifestyle division from 2010 to 2012. Mr. Zeitz is the owner and founder of Segera & Mukenya Limited, is an Advisor of the Cranemere Group Limited and is on the Board of The B Team which he co-founded with Sir Richard Branson. He is also chairman of the Zeitz Foundation, founder, board member and honorary Chairman of The Long Run Foundation and Co-Founder and Co-Chair of the Zeitz Museum of Contemporary Art Africa (Zeitz MOCAA) in Cape Town, which preserves and exhibits contemporary art from Africa and its diaspora. Mr. Zeitz is qualified to serve as Chair and a director due to his extensive experience restructuring and transforming companies, experience as a public director and leader in the motorcycle and lifestyle brand industries.

Ryan Morrissey will be appointed as our President upon the Closing. He has been the Chief Electric Vehicle Officer of H-D since early 2020, leading the establishment of the EV division and the launch of the LiveWire brand. Prior to H-D, Mr. Morrissey served as a Senior Partner and Head of the Americas Automotive & Mobility practice at Bain & Company. In fifteen years with the management consulting firm’s strategy, industrials and technology practices, he advised corporate clients and financial investors on growth, M&A and technology transformations. He served leading original equipment manufacturers in the automotive, agriculture, aerospace and powersports industries on electrification, connected vehicles, autonomous driving, and services strategy. He also led Bain’s collaboration with the World Economic Forum on digital business models. His expertise in sustainable technologies dates back to the early years of his career, working on the product and commercial teams at Lutron Electronics to develop and market smart building technologies and energy management systems. Mr. Morrissey holds a Bachelor of Science degree from Lafayette College where he studied Mechanical Engineering and Finance and an MBA from MIT.

William L. Cornog will be appointed to our board of directors upon the Closing. Mr. Cornog joined KKR Capstone, KKR’s portfolio operations team, in 2002 and currently serves as the Global Head of KKR Capstone. Mr. Cornog serves as a member of KKR’s Americas, EMEA, APAC, Infrastructure, and TMT Growth Portfolio Management Committees while also serving on KKR’s Investment & Distribution and Valuation Committees. Prior to joining KKR, Mr. Cornog was with Williams Communications Group as the senior vice president and general manager of network services. Prior to Williams Communications Group, Mr. Cornog was a partner at The Boston Consulting Group. Mr. Cornog also worked in direct marketing with Age Wave Communications and in marketing and sales positions with SmithKline Beckman. Mr. Cornog currently is a director at Channel Control Merchants, Genesis Care and Laureate Education, all of which are KKR portfolio companies, Laureate being a public company since 2017. Mr. Cornog earned a B.A. from Stanford University and an MBA from Harvard Business School. Mr. Cornog is qualified to serve as a director due to his significant management and business experiences as well as his participation on several public and private company boards and committees.

Gina Goetter will be appointed to our board of directors upon the Closing. Ms. Goetter has been the Chief Financial Officer of H-D since September 2020. Ms. Goetter served as Senior Vice President Finance of the Prepared Foods Segment of multinational food company Tyson Foods, Inc. from 2019 to September 2020. From 2008 to 2018, Ms. Goetter held several leadership positions at multinational consumer foods manufacturer and marketer General Mills, Inc., including serving as Vice President, Financial Operations of the Meals & Baking Operating Unit from 2017 to 2019, Senior Finance Director of the Baking Operating Unit from 2015 to 2016, and CFO of the General Mills Canada segment from 2011 to 2015. Ms. Goetter holds a Bachelors of Applied Science from the University of Wisconsin-La Crosse and an MBA from Boston College. Ms. Goetter’s is qualified to serve as a director due to her qualifications in business, finance and accounting, as well as to her extensive experience and leadership in a wide range of public companies.

Dr. John Garcia will be appointed to our board of directors upon the Closing. Dr. Garcia is the Executive Chairman, Co-Chief Executive Officer and Director of ABIC. Dr. Garcia joined AEA in 1999 as a Partner and Head of AEA Investors LP’s then newly formed European operations based in London. In 2002, Dr. Garcia became President of AEA Investors LP while continuing to head European operations and lead AEA Investors LP’s global Value-Added Industrial Products and Specialty Chemicals teams. In 2006, Dr. Garcia also became Chief Executive Officer of AEA Investors LP, during which time he was responsible for all operational aspects of AEA including fundraising, investment review process, growth and strategy and operations. Dr. Garcia was also named Chairman of AEA Investors LP in 2012 and in 2019, in connection with relinquishing the title of Chief Executive Officer, he became the Executive Chairman. As Executive Chairman, Dr. Garcia remains responsible for AEA’s investment review process. Since 1999, under his leadership, AEA has made over 90 private equity investments totaling over $11 billion of invested capital. Dr. Garcia was also instrumental in the creation of the AEA Private Debt Funds in 2005 and the AEA Small Business Funds in 2004. Dr. Garcia has served on the board of numerous AEA portfolio companies in addition to various other companies. Dr. Garcia serves as the chairman or member of the investment committee for the various private equity and private debt funds. Dr. Garcia has a long history of working together with family owned and entrepreneur-led businesses and investors to help them maximize their potential and meet their long term needs. Prior to joining AEA Investors LP, Dr. Garcia held various positions at Credit Suisse First Boston including global head of the chemicals group, head of the European acquisitions, leveraged finance and financial sponsors group, and head of the European natural resources group. Earlier in his career, Dr. Garcia was a managing director at Schroder Wertheim in New York and held a number of industrial positions at Atlantic Richfield in Philadelphia, Pennsylvania. Dr. Garcia earned a B.Sc. from the University of Kent, an M.A. and Ph.D. in Organic Chemistry from Princeton University, and an MBA from Wharton School of the University of Pennsylvania. Dr. Garcia is qualified to serve as a director due to his significant management and business experiences.

Dr. Kjell Gruner will be appointed to our board of directors upon the Closing. Dr. Gruner has been the President and Chief Executive Officer of Porsche Cars North America since November 2020. Dr. Gruner served as the global Chief Marketing Officer of Porsche from September 2010 to October 2020. Dr. Gruner served as Director of Strategy Mercedes-Benz Cars during his tenure at Daimler AG from 2004 to 2010. Prior to that time he worked for Porsche and for the Boston Consulting Group (BCG). Dr. Gruner earned a Masters Degree from Karlsruhe Institute of Technology and a PhD scl in Marketing from WHU–Otto Beisheim School of Management. Dr. Gruner is qualified to serve as a director due to his extensive automotive and brand strategy experience.

Bryan Niketh will be appointed to our board of directors upon the Closing. Mr. Niketh has held several leadership positions at H-D since November 2001, including serving as Senior Vice President, New Product Development and Global Operations since March 2020, Vice President, New Product Development & Supply Management (Motorcycle + Parts & Accessories) from October 2017 to March 2020 and Vice President, Supply Management from 2015 to October 2017. Mr. Niketh holds a Bachelor of Science from Purdue University and an MBA from Regis University. Mr. Niketh is qualified to serve as a director due to his decades of experience at H-D, his motorcycle product and supply management expertise, and his extensive knowledge of the motorcycle industry.

Edel O’Sullivan will be appointed to our board of directors upon the Closing. Ms. O’Sullivan has been the Chief Commercial Officer of H-D since March 2021. From 2007 to March 2021 Ms. O’Sullivan held several positions at Bain & Company, including serving as partner from 2016 to 2021. Ms. O’Sullivan served in the Financial Planning and Analysis of Procter & Gamble from 2002 to 2005. Ms. O’Sullivan holds a Bachelor’s degree in Chemical Engineering from the Universidad Simon Bolivar and an MBA from Harvard Business School. Ms. O’Sullivan is qualified to serve as a director due to her significant management and business experiences.

Family Relationships

Upon consummation of the Business Combination, we do not anticipate that there will be any family relationships between any of HoldCo executive officers and directors or director nominees.

Independence of Directors

As a result of its common stock continuing to be listed on the NYSE following consummation of the Business Combination, HoldCo will adhere to the rules of the NYSE in determining whether a director is independent. ABIC’s Board has consulted, and the HoldCo Board will consult, with its counsel to ensure that the board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The NYSE listing standards generally define an “independent director” as a person that, in the opinion of the issuer’s board of directors, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). The parties have determined that William Cornog, John Garcia and Kjell Gruner will be considered independent directors of HoldCo. HoldCo’s independent directors will have regularly scheduled meetings at which only independent directors are present.

Board Leadership Structure and Role in Risk Oversight

Upon the consummation of the Business Combination, the HoldCo Board oversee the risk management activities designed and implemented by its management. The HoldCo Board does not anticipate having a standing risk management committee, but rather anticipates executing its oversight responsibility both directly and through its standing committees. The HoldCo Board also will consider specific risk topics, including risks associated with HoldCo’s strategic initiatives, business plans and capital structure. It is anticipated that HoldCo’s management, including its executive officers, will be primarily responsible for managing the risks associated with operation and business of the company and provide appropriate updates to the HoldCo Board and the Audit and Finance Committee. The HoldCo Board anticipates delegating to the Audit and Finance Committee oversight of its risk management process, and HoldCo’s other board committees also will consider risks as they perform their respective committee responsibilities. All board committees will report to the HoldCo Board as appropriate, including, but not limited to, when a matter rises to the level of a material or enterprise risk.

Board Committees of the Combined Company’s Board of Directors

The HoldCo Board will have an Audit and Finance Committee, a Conflicts Committee, a Nominating and Corporate Governance Committee, a Human Resources Committee and a Brand and Sustainability Committee, each of which will have the composition and responsibilities described below upon completion of the Business Combination.

Audit and Finance Committee Information

HoldCo’s Audit and Finance Committee will be responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from management;

•	reviewing, with our independent registered public accounting firm, the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the quarterly and annual financial statements that we file with the SEC;

•	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related person transactions; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Upon the completion of the Business Combination, HoldCo’s Audit and Finance Committee will consist of William Cornog, John Garcia and Kjell Gruner with William Cornog serving as chair. Rule 10A-3 of the Exchange Act and the NYSE rules require that HoldCo’s Audit and Finance Committee be composed entirely of independent members. The HoldCo Board has affirmatively determined that William Cornog, John Garcia and Kjell Gruner each meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 of the Exchange Act and the NYSE rules. Each member of HoldCo’s Audit and Finance Committee also meets the financial literacy requirements of NYSE listing standards. In addition, the HoldCo Board has determined that William Cornog will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. The HoldCo Board will adopt a written charter for the Audit and Finance Committee, which will be available on our corporate website upon the completion of the Business Combination. The information on any of our websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.

Conflicts Committee

The Conflicts Committee’s responsibilities will include, among other things, reviewing and approving:

•	new material arrangements and transactions between H-D and HoldCo;

•	changes to HoldCo’s organizational documents that involve conflicts between H-D and HoldCo;

•

resolution of material disputes related to agreements between H-D and its affiliates on the one hand and HoldCo and its affiliates on another, including any material amendment, waiver, or enforcement action relating to any such agreements (including the Intellectual Property Licensing Agreement, Contract Manufacturing Agreement, Joint Development Agreement and the Master Services Agreement) and any other material operational matters between H-D and HoldCo;

•	any amendment to the charter of the Conflicts Committee; and

•	any sales of shares of HoldCo Common Stock by H-D that are subject to an early price-based release under the HoldCo Registration Rights Agreement.

Upon consummation of the Business Combination, HoldCo’s Conflict Committee will be composed of William Cornog, John Garcia and Kjell Gruner, with William Cornog serving as chair. The Conflicts Committee will be composed entirely of independent directors and we anticipate that the HoldCo Board will determine that meet the independence requirements of the NYSE. The HoldCo Board will adopt a written charter for the Conflicts Committee, which will be available on our corporate website upon the completion of the Business Combination. The information on any of our websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.

Nominating and Corporate Governance Committee Information

HoldCo’s Nominating and Corporate Governance Committee will be responsible for, among other things:

•	identifying individuals qualified to become members of the HoldCo Board, consistent with criteria approved by the HoldCo Board as set forth in HoldCo’s corporate governance guidelines;

•	annually reviewing the committee structure of the board of directors and recommending to the board of the directors the directors to serve as members of each committee; and

•	developing and recommending to the HoldCo Board a set of corporate governance guidelines.

Upon the completion of the Business Combination, HoldCo’s Nominating and Corporate Governance Committee will consist of William Cornog, Kjell Gruner and Edel O’Sullivan with Edel O’Sullivan serving as chair. William Cornog and Kjell Gruner each qualify as “independent directors” under the NYSE rules. The HoldCo Board will adopt a written charter for the Nominating and Corporate Governance Committee, which will be available on our corporate website upon the completion of the Business Combination. The information on any of our websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.

Human Resources Committee

HoldCo’s Human Resources Committee will be responsible for, among other things:

•	reviewing and approving, or recommending that the board of directors approve, the compensation of our Chief Executive Officer and other executive officers;

•	making recommendations to the board of directors regarding director compensation; and

•	reviewing and approving incentive compensation and equity-based plans and arrangements and making grants of cash-based and equity-based awards under such plans.

Upon the completion of the Business Combination, HoldCo’s Human Resources Committee will consist of William Cornog, John Garcia, and Gina Goetter with John Garcia serving as chair. John Garcia and Kjell Gruner each qualify as “independent directors” under the NYSE rules. The HoldCo Board will adopt a written charter for the Human Resources Committee, which will be available on our corporate website upon the completion of the Business Combination. The information on any of our websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.

Brand and Sustainability Committee

The Human Resources Committee’s responsibilities will include, among other things:

•

monitoring consumer, market, industry, and macroeconomic trends, issues and concerns that could affect HoldCo’s brand relevance and its retail and go-to-market models, processes, resources, activities, strategies and other capabilities, and make recommendations to the HoldCo Board and management regarding how HoldCo should respond to such trends, issues and concerns;

•

monitoring the social, political, environmental, public policy, legislative and regulatory trends, issues and concerns that could affect HoldCo’s brand and sustainability models, processes, resources, activities, strategies and other capabilities, and make recommendations to the HoldCo Board and management regarding how HoldCo should respond to social and environmental trends, issues and concerns to more effectively achieve its brand and sustainability goals;

•

considering and advising management on high-leverage aspects of the LiveWire brand and HoldCo’s go-to-market strategies to rapidly improve its brand relevance, retail prowess and new customer creation in the near term, while building strong leadership and company capabilities in these areas for the long term;

•

assisting management in setting strategy, establishing goals and integrating brand, social and environmental shared value creation and inclusion into daily business activities across HoldCo consistent with sustainable growth;

•	reviewing new technologies and other innovations that will permit HoldCo to achieve sustainable growth without growing our environmental impact; and

•

considering the impact that the company’s sustainability policies, practices and strategies have on employees, customers, dealers, suppliers, the environment and the communities in which HoldCo operates.

Upon consummation of the Business Combination, HoldCo’s Brand and Sustainability Committee will be composed of Kjell Gruner, Bryan Niketh and Edel O’Sullivan, with Kjell Gruner serving as chair. The HoldCo Board will adopt a written charter for the Brand and Sustainability Committee, which will be available on our corporate website upon the completion of the Business Combination. The information on any of our websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.

Guidelines for Selecting Director Nominees

The Nominating and Corporate Governance Committee will consider persons identified by its members, management, stockholders, investment bankers and others. The guidelines for selecting nominees, which are specified in the Nominating and Corporate Governance Committee charter, generally provide that persons to be nominated:

•	should have demonstrated notable or significant achievements in business, education or public service;

•

should possess the requisite intelligence, education and experience to make a significant contribution to the HoldCo Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

The Nominating and Corporate Governance Committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the HoldCo Board. The Nominating and Corporate Governance Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The Nominating and Corporate Governance Committee will not distinguish among nominees recommended by stockholders and other persons.

Code of Ethics

Following the consummation of the Business Combination, HoldCo will adopt a code of ethics that will apply to its directors, officers and employees in accordance with applicable federal securities laws, a copy of which will be available on HoldCo’s website at https://livewire.com/. HoldCo will make a printed copy of the code of ethics available to any stockholder who so requests. HoldCo intends to disclose on its website any future amendments of the code of ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or HoldCo’s directors from provisions in the code of ethics.

Human Resources Committee Interlocks and Insider Participation

None of HoldCo’s intended executive officers currently serves, and in the past year has served, as a member of the compensation committee of any entity that has one or more executive officers serving on the HoldCo Board.

Stockholder and Interested Party Communications

Prior to the Business Combination, the ABIC Board did not provide a process for stockholders or other interested parties to send communications to the board of directors because management believed that it was premature to develop such processes given the limited liquidity of ABIC Shares at that time. However, management of HoldCo following the Business Combination may establish a process for stockholder and interested party communications in the future.

DESCRIPTION OF HOLDCO’S SECURITIES

The following summary of the material terms of HoldCo’s securities is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Proposed HoldCo Certificate of Incorporation and the Proposed HoldCo Bylaws are attached as Annex D and Annex E, respectively, to this proxy statement/prospectus. We urge you to read the Proposed HoldCo Certificate of Incorporation and the Proposed HoldCo Bylaws in their entirety for a complete description of the rights and preferences of the HoldCo Securities following the Closing. Unless the context otherwise requires, all references in this section to “we,” “us” or “our” refer to HoldCo.

General

The Proposed HoldCo Certificate of Incorporation authorizes HoldCo to issue 820,000,000 shares, consisting of (i) 20,000,000 shares of HoldCo preferred stock, par value $0.0001 per share, and (ii) 800,000,000 shares of HoldCo Common Stock, par value $0.0001 per share.

The following description of HoldCo’s capital stock and provisions of the Proposed HoldCo Certificate of Incorporation and the Proposed HoldCo Bylaws are summaries and are qualified by reference to the Proposed HoldCo Certificate of Incorporation and the Proposed HoldCo Bylaws, substantially in the form attached to this proxy statement/prospectus as Annex D and Annex E, respectively.

Common Stock

Dividend Rights

Subject to applicable law and the rights and preferences of any holders of any outstanding series of preferred stock, the holders of HoldCo Common Stock, as such, is entitled to the payment of dividends on the HoldCo Common Stock when, as and if declared by the HoldCo Board in accordance with applicable law.

Voting Rights

Except as otherwise provided in the Proposed HoldCo Certificate of Incorporation or expressly required by law, each holder of HoldCo Common Stock, as such, is entitled to one vote for each share of HoldCo Common Stock on all matters properly submitted to a vote of HoldCo stockholders.

Liquidation

Subject to the rights and preferences of any holders of any shares of any outstanding series of preferred stock, in the event of any liquidation, dissolution, or winding up of HoldCo, whether voluntary or involuntary, HoldCo’s funds and assets that may be legally distributed to HoldCo stockholders shall be distributed among the holders of the then outstanding HoldCo Common Stock pro rata in accordance with the number of shares of HoldCo Common Stock held by each such holder.

Rights and Preferences

Holders of HoldCo Common Stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to HoldCo Common Stock. The rights, powers, and preferences of the holders of HoldCo Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of HoldCo preferred stock as may be designated by the HoldCo Board and outstanding from time to time.

Preferred Stock

The HoldCo Board has the authority, without further action by the HoldCo stockholders, to issue up to 20,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of HoldCo Common Stock. The issuance of HoldCo preferred stock could adversely affect the voting power of holders of HoldCo Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of HoldCo or other corporate action.

Warrants

Effective upon the consummation of the Business Combination, each ABIC Warrant outstanding for the purchase of one Class A Ordinary Share prior to the consummation of the Business Combination will be exercisable for one share of HoldCo Common Stock, with all other terms of such warrants remaining unchanged. The following is a description of the HoldCo Warrants.

Public Shareholders’ Warrants

The HoldCo Warrants will become exercisable on the later of (i) October 5, 2021 or (ii) 30 days after the completion of the Business Combination; provided in each case that HoldCo has an effective registration statement under the Securities Act.

Each HoldCo Warrant entitles the registered holder to purchase one share of HoldCo Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of October 5, 2021 and 30 days after the completion of the Business Combination, provided in each case that we have an effective registration statement under the Securities Act covering the shares of HoldCo Common Stock issuable upon the exercise of the HoldCo Warrants and a current prospectus relating to them is available (or HoldCo permits holders to exercise their warrants on a cashless basis under the circumstances specified in the ABIC Warrant Agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the ABIC Warrant Agreement, a warrant holder may exercise its HoldCo Warrants only for a whole number of shares of HoldCo Common Stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional HoldCo Warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you hold at least two ABIC Units, you will not be able to receive or trade a whole HoldCo Warrant. The HoldCo Warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

HoldCo will not be obligated to deliver any HoldCo Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the HoldCo Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No HoldCo Warrant will be exercisable and HoldCo will not be obligated to issue a share of HoldCo Common Stock upon exercise of a HoldCo Warrant unless the HoldCo Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a HoldCo Warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised HoldCo Warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the shares underlying such unit.

HoldCo has agreed that as soon as practicable, but in no event later than twenty (20) business days after the closing of the Business Combination, HoldCo will use commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the HoldCo Common Stock issuable upon the exercise of the HoldCo Warrants. HoldCo will use commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, as a current prospectus relating thereto, until the expiration of the HoldCo Warrants in accordance with the provisions of the ABIC Warrant Agreement. If a registration statement covering the issuance of shares issuable upon the exercise of HoldCo Warrants is not effective within sixty (60) days from the Closing, warrant holders may, until such time as there is an effective registration statement and during any period when HoldCo will have failed to maintain an effective registration statement or a current prospectus, exercise HoldCo Warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. Notwithstanding the above, is shares of HoldCo Common Stock are at the time of any exercise of a HoldCo Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, HoldCo may, at our option, require holders of public HoldCo Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event HoldCo so elects, HoldCo will not be required to file or maintain in effect a registration statement, but HoldCo will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of HoldCo Warrants when the price per share of HoldCo Common Stock equals or exceeds $18.00.

Once the HoldCo Warrants become exercisable, HoldCo may redeem the outstanding HoldCo Warrants (but not the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the closing price of the shares of HoldCo Common Stock equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within a 30-trading day period ending three trading days before HoldCo sends the notice of redemption to the warrant holders.

HoldCo will not redeem the HoldCo Warrants as described above unless a registration statement under the Securities Act covering the issuance of HoldCo Common Stock issuable upon exercise of the HoldCo Warrants is then effective and a current prospectus relating to those shares of HoldCo Common Stock is available throughout the 30-day redemption period. If and when the HoldCo Warrants become redeemable by us, HoldCo may exercise their redemption right even if HoldCo is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

The redemption criteria for the HoldCo Warrants discussed above have been established to prevent a redemption call unless there is at the time of the call a significant premium to the HoldCo Warrant exercise price. If the foregoing conditions are satisfied and HoldCo issues a notice of redemption of the HoldCo Warrants, each warrant holder will be entitled to exercise his, her or their warrant prior to the scheduled redemption date. However, the price of HoldCo Common Stock may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price) as well as the $11.50 (for whole shares) HoldCo Warrant exercise price after the redemption notice is issued.

Redemption of HoldCo Warrants when the price per share of HoldCo Common Stock equals or exceeds $10.00.

Once the HoldCo Warrants become exercisable, HoldCo may redeem the outstanding warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the agreed table, based on the redemption date and the “fair market value” of HoldCo Common Stock;

•

if, and only if, the closing price of the shares of HoldCo Common Stock equals or exceeds $10.00 per Public Share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within the 30-trading day period ending three trading days before HoldCo sends the notice of redemption to the warrant holders; and

•

if the closing price of the shares of HoldCo Common Stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which HoldCo sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding HoldCo Warrants, as described above.

Redemption Procedures.

Holder Election to Limit Exercise. A holder of a warrant may notify HoldCo in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of HoldCo Common Stock issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments. If the number of outstanding shares of HoldCo Common Stock is increased by a capitalization or share dividend payable in shares of HoldCo Common Stock, or by a split-up of shares of HoldCo Common Stock or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of shares of HoldCo Common Stock issuable on exercise of each HoldCo Warrant will be increased in proportion to such increase in the outstanding shares of HoldCo Common Stock. A rights offering made to all or substantially all holders of HoldCo Common Stock entitling holders to purchase shares of HoldCo Common Stock at a price less than the “historical fair market value” will be deemed a share dividend of a number of shares of HoldCo Common Stock equal to the product of (i) the number of shares of HoldCo Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of HoldCo Common Stock) and (ii) one, minus the quotient of (x) the price per share of HoldCo Common Stock paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for shares of HoldCo Common Stock, in determining the price payable for shares of HoldCo Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of shares of HoldCo Common Stock as reported during the 10 trading-day period ending on the trading day prior to the first date on which the shares of HoldCo Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if HoldCo, at any time while the HoldCo Warrants are outstanding and unexpired, pays a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of shares of HoldCo Common Stock on account of such shares of HoldCo Common Stock (or other securities into which the warrants are convertible), other than (a) as described above or (b) any cash dividends or cash distributions which, when combined on a per-share basis with all other cash dividends and cash distributions paid on shares of HoldCo Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of shares of

HoldCo Common Stock issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share.

If the number of outstanding shares of HoldCo Common Stock is decreased by a consolidation, combination, reverse share sub-division or reclassification of shares of HoldCo Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of shares of HoldCo Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of HoldCo Common Stock.

Whenever the number of shares of HoldCo Common Stock purchasable upon the exercise of the HoldCo Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the HoldCo Warrant exercise price immediately prior to such adjustment by a fraction, (x) the numerator of which will be the number of shares of HoldCo Common Stock purchasable upon the exercise of the HoldCo Warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares of HoldCo Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of HoldCo Common Stock (other than those described above or that solely affects the par value of such shares of HoldCo Common Stock), or in the case of any merger or consolidation of HoldCo with or into another corporation (other than a consolidation or merger in which HoldCo is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding shares of HoldCo Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of HoldCo as an entirety or substantially as an entirety in connection with which HoldCo is dissolved, the holders of the HoldCo Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the HoldCo Warrants and in lieu of the shares of HoldCo Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of HoldCo Common Stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the HoldCo Warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each HoldCo Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding shares of HoldCo Common Stock, the holder of a HoldCo Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such HoldCo Warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the shares of HoldCo Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the ABIC Warrant Agreement. If less than 70% of the consideration receivable by the holders of shares of HoldCo Common Stock in such a transaction is payable in the form of Class A Ordinary Shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the HoldCo Warrant properly exercises the HoldCo Warrant within thirty days following public disclosure of such transaction, the HoldCo Warrant exercise price will be reduced as specified in the ABIC Warrant Agreement based on the Black-Scholes value (as defined in the ABIC Warrant Agreement) of the HoldCo

Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the HoldCo Warrants when an extraordinary transaction occurs during the exercise period of the HoldCo Warrants pursuant to which the holders of the HoldCo Warrants otherwise do not receive the full potential value of the HoldCo Warrants.

HoldCo has agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the ABIC Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and HoldCo irrevocably submits to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Private Placement Warrants

The Sponsor purchased 10,500,000 Private Placement Warrants at a price of $1.00 per unit for an aggregate purchase price of $10,500,000 in the Private Placement. The HoldCo Warrants received by the Sponsor upon the consummation of the Business Combination (including the HoldCo Common Stock issuable upon exercise of the HoldCo Warrants) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination (except pursuant to limited exceptions for sales to ABIC’s officers and directors and other persons or entities affiliated with the Sponsor) and they will not be redeemable by HoldCo so long as they are held by the Sponsor or its permitted transferees (except as otherwise set forth herein). The Sponsor, or its permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis. The Private Placement Warrants have terms and provisions that are identical to those of the HoldCo Warrants, including as to the exercise price, exercisability and exercise period. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by HoldCo in all redemption scenarios and exercisable by the holders on the same basis as the HoldCo Warrants.

Certain Anti-Takeover Provisions of Delaware Law, Proposed HoldCo Certificate of Incorporation and Bylaws

The Proposed HoldCo Certificate of Incorporation does not provide for cumulative voting in the election of directors. The HoldCo Board is empowered to elect a director to fill a vacancy created by the expansion of the HoldCo Board or the resignation, death, or removal of a director in certain circumstances.

Authorized HoldCo Common Stock and HoldCo preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved HoldCo Common Stock and HoldCo preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Provision

The Proposed HoldCo Certificate of Incorporation will provide that, unless HoldCo consents in writing to the selection of an alternative forum, (a) the Chancery Court (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for (1) any derivative action, suit or proceeding brought on behalf of HoldCo, (2) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of HoldCo to HoldCo or to HoldCo’s stockholders, (3) any action, suit or proceeding arising pursuant to any provision of the DGCL or Proposed HoldCo Certificate of Incorporation or the Proposed HoldCo Bylaws (as either may be amended from time to time) or (4) any action, suit or proceeding asserting a claim against

HoldCo governed by the internal affairs doctrine; and (b) subject to the provisions of the Proposed HoldCo Certificate of Incorporation, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. HoldCo intends to apply its exclusive forum provision to derivative actions or breach of fiduciary duty claims purportedly brought under the Exchange Act, which would be required to be filed in the federal district court for the District of Delaware.

Although HoldCo believes this provision benefits HoldCo by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against HoldCo’s directors and officers, although HoldCo stockholders will not be deemed to have waived HoldCo’s compliance with federal securities laws and the rules and regulations thereunder.

Limitations of Liability and Indemnification

The Proposed HoldCo Certificate of Incorporation and the Proposed HoldCo Bylaws provide that HoldCo will indemnify and hold harmless its directors, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended. In addition, the Proposed HoldCo Certificate of Incorporation provides that HoldCo’s directors will not be personally liable to HoldCo or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended.

The Proposed HoldCo Bylaws also permit HoldCo to purchase and maintain insurance on behalf of any person who is or was a director officer, employee or agent of HoldCo, or is or was serving at the request of HoldCo as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not HoldCo could have the power to indemnify him or her against such liability under the provisions of the DGCL.

These provisions may discourage stockholders from bringing a lawsuit against HoldCo’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit HoldCo and HoldCo’s stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

HoldCo believes that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to HoldCo’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

Listing of Securities

HoldCo intends to apply to list its common stock and warrants on NYSE under the symbols “LVWR” and “LVWR WS,” respectively, following the Business Combination.

Transfer Agent and Registrar

Upon completion of the Business Combination, the transfer agent and registrar for HoldCo Common Stock will be Continental Stock Transfer & Trust Company.

BENEFICIAL OWNERSHIP OF SECURITIES

Beneficial Ownership of HoldCo Securities

The following table sets forth information known to ABIC and HoldCo regarding the beneficial ownership of ABIC Shares as of March 31, 2022 (pre-Business Combination) and, immediately following consummation of the Business Combination (post-Business Combination), ownership of shares of HoldCo Common Stock by the persons set forth below, assuming (i) no shares of ABIC are redeemed and (ii) the maximum number of shares of ABIC are redeemed:

•

each person known by HoldCo to be the beneficial owner of more than 5% of the outstanding ABIC Shares either on March 31, 2022 (pre-Business Combination) or of shares of HoldCo Common Stock outstanding after the consummation of the Business Combination (post-Business Combination);

•	each of ABIC’s current executive officers and directors;

•	each person who will (or is expected to) become an executive officer or director of HoldCo upon consummation of the Business Combination;

•	all executive officers and directors of ABIC as a group prior to the consummation of the Business Combination; and

•	all executive officers and directors of HoldCo as a group after consummation of the Business Combination.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The beneficial ownership of ABIC Shares pre-Business Combination is based on 50,000,000 ABIC Shares issued and outstanding as of March 31, 2022. As of the Record Date, the ABIC Initial Shareholders owned of record an aggregate of 10,000,000 Class B Ordinary Shares and 2,500,000 Class A Ordinary Shares, representing approximately 25% of the issued and outstanding ABIC Shares. The expected beneficial ownership of shares of HoldCo Common Stock post-Business Combination, assuming none of the Public Shares are redeemed, has been determined based upon the following: (i) no ABIC shareholder has exercised its redemption rights to receive cash from the Trust Account in exchange for their Class A Ordinary Shares; (ii) prior to the Closing no ABIC Warrants will be exercised; (iii) at or after the Closing no HoldCo Warrants will be exercised; (iv) 20,000,000 shares of HoldCo Common Stock will be issued pursuant to the PIPE Financing at Closing; (v) none of the investors set forth in the table below has purchased or will purchase Class A Ordinary Shares in the open market, other than John Garcia as disclosed below; and (vi) there will be an aggregate of 231,000,000 issued and outstanding shares of HoldCo Common Stock at the Closing.

The expected beneficial ownership of shares of HoldCo Common Stock post-Business Combination, assuming the maximum number of Class A Ordinary Shares have been redeemed has been determined based on the following assumptions: (i) 37,500,000 ABIC shareholders have exercised their redemption rights (based on the cash held in the Trust Account as of March 31, 2022); (ii) prior to the Closing no ABIC Warrants will be exercised; (iii) at or after the Closing no HoldCo Warrants will be exercised; (iv) 20,000,000 shares of HoldCo

Common Stock will be issued pursuant to the PIPE Financing at Closing; (v) 10,000,000 shares of HoldCo Common Stock has been subscribed for pursuant to the Backstop; (vi) none of the investors set forth in the table below has purchased or will purchase Class A Ordinary Shares in the open market, other than John Garcia as disclosed below; and (vii) there will be an aggregate of 203,500,000 issued and outstanding shares of HoldCo Common Stock at the Closing.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of capital stock beneficially owned by them. To our knowledge, no shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

The expected beneficial ownership of shares of HoldCo Common Stock post-Business Combination is provided for illustrative purposes only, as actual outcomes may prove different from the assumptions. In particular, the actual number of Public Shareholders of ABIC who will exercise their redemption rights is uncertain.

				HoldCo After the Business Combination
	ABIC Before the Business Combination(1)			Assuming No Redemption(2)			Assuming Contractual Maximum Redemption(3)
Name and Address of Beneficial Owners	Number of Shares		%	Number of Shares		%	Number of Shares		%
Directors and Executive Officers of ABIC(4)
Steven E. DeCillis II(5)	—		—	—		—	—		—
John Garcia(5)	2,500,000	(6)	5.0	2,500,000	(6)	1.1	2,500,000	(6)	1.2
Ramzi Gedeon(5)	—		—	—		—	—		—
Michele Giddens(5)	—		—	—		—	—		—
John Replogle(5)	25,000	(7)	*	25,000	(7)	*	25,000	(7)	*
George Serafeim(5)	25,000	(7)	*	25,000	(7)	*	25,000	(7)	*
Brian Trelstad(5)	—		—	—		—	—		—
All directors and executive officers as a group (seven individuals)	2,550,000	(8)	5.1	2,550,000	(8)	1.1	2,550,000	(8)	1.3
Five Percent Holders of ABIC(4)
AEA-Bridges Impact Sponsor LLC(9)	9,950,000	(7)	19.9	9,950,000	(7)(10)	4.3	9,950,000	(7)(10)	4.9
Integrated Core Strategies (US) LLC(11)	2,150,000		5.4	2,150,000		*	2,150,000		1.1
Fort Baker Capital Management LP(12)	3,486,340		8.7	3,486,340		1.5	3,486,340		1.7
Marshall Wace LLP(13)	2,012,116		5.0	2,012,116		*	2,012,116		1
Citadel Advisors LLC(14)	2,649,539		5.3	2,649,539		1.2	2,649,539		1.3
Directors and Executive Officers of HoldCo After Consummation of the Business Combination
Jochen Zeitz	—		—	—		—	—		—
Ryan Morrissey	—		—	—		—	—		—
William Cornog	—		—	—		—	—		—
Gina Goetter	—		—	—		—	—		—
John Garcia(5)	2,500,000	(6)	5.0	2,500,000	(6)	1.1	2,500,000	(6)	1.2
Kjell Gruner	—		—	—		—	—		—
Bryan Niketh	—		—	—		—	—		—
Edel O’Sullivan	—		—	—		—	—		—
All directors and executive officers as a group	2,500,000	(6)	5.0	2,500,000	(6)	1.1	2,500,000	(6)	1.2
Five Percent Holders of HoldCo
Company Equityholder(15)(16)	—		—	171,000,000	(17)	74.0	181,000,000	(18)	88.9

*	Less than one percent.
(1)

The pre-Business Combination percentage of beneficial ownership in the table below is calculated based on 50,000,000 ABIC Shares outstanding as of the Record Date. Unless otherwise indicated, ABIC believes that all persons named in the table have sole voting and investment power with respect to all ABIC Shares beneficially owned by them prior to the Business Combination.

(2)

The post-Business Combination percentage of beneficial ownership is calculated based on 231,000,000 shares of HoldCo Common Stock outstanding. Such amount assumes that no Public Shareholders have redeemed their Class A Ordinary Shares. Unless otherwise indicated, HoldCo believes that all persons named in the table have sole voting and investment power with respect to all shares of HoldCo Common Stock beneficially owned by them prior to the Business Combination.

(3)

The post-Business Combination percentage of beneficial ownership is calculated based on 203,500,000 shares of HoldCo Common Stock outstanding. Such amount assumes that the contractual maximum number of Class A Ordinary Shares have been redeemed, while still satisfying the Minimum Cash Condition, and all of the Backstop has been subscribed for. Unless otherwise indicated, HoldCo believes that all persons named in the table have sole voting and investment power with respect to all shares of HoldCo Common Stock beneficially owned by them prior to the Business Combination.

(4)	Unless otherwise noted, the business address of each of the following individuals is PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman Cayman Islands KY1-1102.
(5)	Does not include any shares indirectly owned by this individual as a result of his membership interest in our Sponsor.
(6)	Interests shown consist of Class A Ordinary Shares.
(7)	Interests shown consist of Founder Shares.
(8)	Interests shown consist of 2,500,000 Class A Ordinary Shares and 50,000 Founder Shares.
(9)

The shares reported above are held by the Sponsor. The Sponsor is governed by a three-member board of directors. Each director has one vote, and the approval of a majority of the directors is required to approve an action of our sponsor. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. This is the situation with regard to the Sponsor. Based upon the foregoing analysis, no individual director of the Sponsor exercises voting or dispositive control over any of the securities held by the Sponsor, even those in which such director directly holds a pecuniary interest.

(10)	Assumes that the Sponsor shall not forfeit and/or transfer any Founder Shares under the Investor Support Agreement.
(11)

Includes Class A Ordinary Shares beneficially held by Integrated Core Strategies (US) LLC, a Delaware limited liability company, ICS Opportunities, Ltd., a Cayman Islands exempted company, Millennium International Management LP, a Delaware limited partnership, Millennium Management LLC, a Delaware limited liability company, Millennium Group Management LLC, a Delaware limited liability company, and Israel A. Englanders, a United States citizen, based solely on the Schedule 13G/A filed jointly by Integrated Core Strategies (US) LLC, ICS Opportunities, Ltd., Millennium International Management LP, Millennium Management LLC, Millennium Group Management LLC, and Israel A. Englanders, with the SEC on January 21, 2021. The business address of each of Integrated Core Strategies (US) LLC, ICS Opportunities, Ltd., Millennium International Management LP, Millennium Management LLC, Millennium Group Management LLC, and Israel A. Englanders is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103.

(12)

Includes Class A ordinary shares beneficially held by Fort Baker Capital Management LP, a Delaware limited partnership, Steven Patrick Pigott, a United States citizen, and Fort Baker Capital, LLC, a Delaware limited liability company, based solely on the Schedule 13G filed jointly by Fort Baker Capital Management LP, Steven Patrick Pigott and Fort Baker Capital, LLC with the SEC on February 14, 2022. The business address of each of Fort Baker Capital Management LP, Steven Patrick Pigott, and Fort Baker Capital, LLC is 700 Larkspur Landing Circle, Suite 275, Larkspur, CA 94938.

(13)

Include Class A ordinary shares beneficially held by Marshall Wace LLP, and England limited liability partnership, based solely on the Schedule 13G filed by Marshall Wace LLP with the SEC on February 14, 2022. The business address for Marshall Wace LLP is George House, 131 Sloane Street, London, SW1X 9AT, UK.

(14)

Includes Class A ordinary shares beneficially held by Citadel Advisors LLC, a Delaware limited liability company, Citadel Advisors Holdings LP, a Delaware limited partnership, Citadel GP LLC, a Delaware limited liability company, Citadel Securities LLC, a Delaware limited liability company, Citadel Securities Group LP, a Delaware limited partnership, Citadel Securities GP LLC, a Delaware limited liability company, and Mr. Kenneth Griffin, a United States citizen, based solely on the Schedule 13G filed jointly by Citadel Advisors LLC, Citadel Advisors Holdings LP, Citadel GP LLC, Citadel Securities LLC, Citadel Securities Group LP, Citadel Securities GP LLC and Mr. Kenneth Griffin, with the SEC on April 4, 2022. The business address of each of Citadel Advisors LLC, Citadel Advisors Holdings LP, Citadel GP LLC, Citadel Securities LLC, Citadel Securities Group LP, Citadel Securities GP LLC and Mr. Kenneth Griffin is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

(15)	Excludes 12,500,000 HoldCo Common Stock in estimated potential Earn Out Shares as the price threshold for each tranche has not yet been triggered.
(16)

The Company Equityholder is the record holder of such shares of HoldCo Common Stock. The Company Equityholder is a direct, wholly owned subsidiary of Harley-Davidson Motor Company Group, LLC (“HDMCG”), which, in turn, is a wholly owned subsidiary of H-D. By reason of their relationships, HDMCG and H-D may be deemed to share the power to vote or to direct the vote and to dispose or direct the disposition of the shares of HoldCo Common Stock held by the Company Equityholder and may be deemed to have shared beneficial ownership of the shares of HoldCo Common Stock held directly by the Company Equityholder. The business address of each of the Company Equityholder, HDMCG and H-D is 3700 West Juneau Avenue, Milwaukee, Wisconsin 53208.
(17)

Interests shown consist of (a) 161,000,000 shares of HoldCo Common Stock to be issued to the Company Equityholder in the Exchange of the Company Equity at Closing and (ii) 10,000,000 shares of HoldCo Common Stock to be purchased by the Company Equityholder in connection with the Company Equityholder PIPE Investment.

(18)	Interests shown consist of 10,000,000 shares of HoldCo Common Stock to be issued to the Company Equityholder in connection with the Backstop.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

ABIC is an exempted company incorporated under the Cayman Islands Companies Act. The Cayman Islands Companies Act, Cayman Islands law generally and the Existing Organizational Documents govern the rights of its shareholders. The Cayman Islands Companies Act and Cayman Islands law generally differ in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the Existing Organizational Documents differ in certain material respects from the Proposed HoldCo Organizational Documents. As a result, when you become a stockholder of HoldCo, your rights will differ in some regards as compared to when you were a shareholder of ABIC.

Below are summary charts outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of ABIC and HoldCo according to applicable law and the organizational documents of ABIC and HoldCo. You also should review the Proposed HoldCo Certificate of Incorporation, attached to this proxy statement/prospectus as Annex D, and the Proposed HoldCo Bylaws, attached to this proxy statement/prospectus as Annex E, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Islands Companies Act, to understand how these laws apply to ABIC and HoldCo.

Comparison of Shareholder Rights Under Applicable Corporate Law

	Delaware	Cayman Islands
Stockholder/Shareholder Approval of Business Combinations	Mergers that require a vote of stockholders require approval by a majority of all outstanding shares entitled to vote on the matter. Mergers in which the corporation’s certificate of incorporation is not amended, the corporation’s stock remains outstanding as an identical share of the surviving corporation, and any new securities issued in the merger do not exceed 20% of shares outstanding before the merger do not require approval of stockholders. Mergers that contemplate a qualifying holding company reorganization do not require approval of stockholders of the corporation that is the parent prior to the merger. Mergers in which the target is widely traded, the acquirer consummates a qualifying tender offer, and a sufficient number of target stockholders tender do not require approval of target stockholders. Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.	Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent. All mergers (other than parent/subsidiary mergers) require shareholder approval—there is no exception for smaller mergers. Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder. A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

	Delaware	Cayman Islands
Stockholder/Shareholder Votes for Routine Matters	Approval of routine corporate matters other than director elections that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter. Director elections require a plurality vote.	Under Cayman Islands law and the Existing Organizational Documents, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).

Appraisal Rights	A stockholder of a publicly traded corporation has appraisal rights in connection with a merger unless the merger consideration is all stock in another publicly traded corporation or another exception applies.	Minority shareholders that dissent from a Cayman Islands statutory merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.

Inspection of Books and Records	Any stockholder, upon written demand stating the purpose thereof, inspect the corporation’s stock ledger and other books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.

Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit by or in the right of the corporation subject to statutory pleading requirements.	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

Fiduciary Duties of Directors	Directors owe fiduciary duties of care and loyalty to the company and its stockholders.	A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole. In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.
Indemnification of Directors and Officers	A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.	A Cayman Islands company generally may indemnify its directors or officers except with regard to fraud or willful default.

	Delaware	Cayman Islands

Limited Liability of Directors	Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends or improper personal benefit.	Liability of directors may be unlimited, except with regard to their own fraud or willful default.

Comparison of Shareholder Rights Under the Applicable Organizational Documents

When the Domestication is completed, the rights of stockholders will be governed by Delaware law, including the DGCL, rather than by the laws of the Cayman Islands. Certain differences exist between the DGCL and the Cayman Islands Companies Law that will alter certain of the rights of shareholders and affect the powers of the Company board and management following the Domestication.

Shareholders should consider the following summary comparison of the laws of the Cayman Islands, on the one hand, and the DGCL, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the DGCL and the Cayman Islands Companies Law.

The owners of a Delaware corporation’s shares are referred to as “stockholders.” For purposes of language consistency, in certain sections of this proxy statement/prospectus, we may continue to refer to the share owners of HoldCo as “shareholders.”

	Existing Organizational Documents	Proposed HoldCo Organizational Documents
Authorized Shares	The Existing Organizational Documents authorize 555,000,000 shares, consisting of 500,000,000 Class A Ordinary Shares, 50,000,000 Class B Ordinary Shares and 5,000,000 preference shares.	The Proposed HoldCo Organizational Documents authorize 820,000,000 shares, consisting of 800,000,000 shares of common stock and 20,000,000 shares of preferred stock.

	See paragraph 5 of our Existing Organizational Documents.	See Article IV of the Proposed HoldCo Certificate of Incorporation.

Authorize the Company to Make Issuances of Preferred Stock Without Stockholder Consent	The Existing Organizational Documents authorize the issuance of 5,000,000 preference shares with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, the ABIC Board is empowered under the Existing Organizational Documents, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights	The Proposed HoldCo Organizational Documents authorize the HoldCo Board to make issuances of all or any shares of preferred stock in one or more series, with such terms and conditions and at such future dates as may be expressly determined by the HoldCo Board and as may be permitted by the DGCL.

	Existing Organizational Documents	Proposed HoldCo Organizational Documents
which could adversely affect the voting power or other rights of the holders of ABIC Shares.

	See Article 3.1 of our Existing Organizational Documents.	See Article V, subsection B of the Proposed HoldCo Certificate of Incorporation.

Shareholder/Stockholder Written Consent in Lieu of a Meeting	The Existing Organizational Documents provide that resolutions may be passed by a vote in person, by proxy at a general meeting, or by unanimous written resolution.

The Proposed HoldCo Organizational Documents allow stockholders to vote in person or by proxy at a meeting of stockholders, but prohibit the ability of stockholders to act by written consent in lieu of a meeting if HoldCo does not qualify as a “controlled company”

within the meaning of the

corporate governance rules of the NYSE.

	See Article 22 of our Existing Organizational Documents.	See Article VII, subsection A of the Proposed HoldCo Certificate of Incorporation.

Classified Board	The Existing Organizational Documents provide that the ABIC Board will be divided into three classes with only one class of directors being elected in each year and each class serving for a three-year term.

The Proposed HoldCo Organizational Documents do not include any provisions relating to a classified board. The Proposed HoldCo Organizational Documents provide that all directors will serve until their successor is duly elected and qualified or until their earlier death, resignation, disqualification or removal.

	See Article 27.2 of our Existing Organizational Documents.	See Article VI, subsection A of the Proposed HoldCo Certificate of Incorporation.

Exclusive Forum	The Existing Organizational Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.	The Proposed HoldCo Organizational Documents adopt Delaware as the exclusive forum for certain stockholder litigation and the U.S. federal district courts as the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act.

See Article X of the Proposed HoldCo Certificate of Incorporation.

	Existing Organizational Documents	Proposed HoldCo Organizational Documents

Corporate Name	The Existing Organizational Documents provide the name of the company is “AEA-Bridges Impact Corp.”	The Proposed HoldCo Organizational Documents will provide that the name of the HoldCo will be “LiveWire Group, Inc.”

	See paragraph 1 of our Existing Organizational Documents.	See Article I of the Proposed HoldCo Certificate of Incorporation.

Perpetual Existence	The Existing Organizational Documents provide that if we do not consummate a business combination (as defined in the Existing Organizational Documents) by October 5, 2022, ABIC shall cease all operations except for the purposes of winding up and shall redeem the shares issued in the IPO and liquidate our Trust Account.

The Proposed HoldCo Organizational Documents provide that HoldCo will wind up in the event that an initial business combination is not completed within 24 months of its IPO. This provision shall automatically terminate upon the Closing, and the default under the DGCL will then make HoldCo’s existence perpetual.

	See Article 49.7 of our Existing Organizational Documents.	This is the default rule under the DGCL.

Takeovers by Interested Stockholders	The Existing Organizational Documents do not provide restrictions on takeovers of ABIC by a related shareholder, following a business combination.	The Proposed HoldCo Organizational Documents will provide restrictions regarding takeovers by interested stockholders.

Provisions Related to Status as Blank Check Company	The Existing Organizational Documents set forth various provisions related to our status as a blank check company prior to the consummation of a business combination.	The Proposed HoldCo Organizational Documents include such provisions related to our status as a blank check company These provisions shall automatically terminate upon the Closing, as we will cease to be a blank check company at such time.

See Article 49 of our Existing Organizational Documents.

SECURITIES ACT RESTRICTIONS ON RESALE OF HOLDCO COMMON STOCK

Pursuant to Rule 144, a person who has beneficially owned restricted HoldCo Common Stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of HoldCo at the time of, or at any time during the three months preceding, a sale and (ii) HoldCo is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as HoldCo was required to file reports) preceding the sale.

Persons who have beneficially owned shares of restricted HoldCo Common Stock for at least six months but who are affiliates of HoldCo at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of shares of HoldCo Common Stock then outstanding; or

•	the average weekly reported trading volume of the HoldCo Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of HoldCo under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about HoldCo.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, although HoldCo will be a new registrant, shares of HoldCo Common Stock and HoldCo Warrants may not be eligible for sale pursuant to Rule 144 without registration one year after we have completed our initial business combination.

We anticipate that following the consummation of the Business Combination, HoldCo will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

REGULATORY APPROVALS REQUIRED

The parties’ obligation to consummate the Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC. ABIC and H-D filed the required forms under the HSR Act with the Antitrust Division and the FTC on January 24, 2022. The waiting period under the HSR Act expired at 11:59 pm (Eastern Time) on February 23, 2022.

At any time before or after consummation of the Business Combination, notwithstanding termination of the waiting period under the HSR Act, the applicable competition authorities could take such action under applicable antitrust laws or foreign direct investment laws as each deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of LiveWire’s assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under such antitrust laws under certain circumstances. There is no assurance that the Antitrust Division, the FTC, any state attorney general or any other government authority will not attempt to challenge the Business Combination on antitrust or foreign direct investment grounds, and, if such a challenge is made, we cannot assure you as to its result.

Neither ABIC nor HoldCo is aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

ANTICIPATED ACCOUNTING TREATMENT

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, ABIC will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of LiveWire issuing stock for the net assets of ABIC accompanied by a recapitalization. The net assets of ABIC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of LiveWire.

LiveWire has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under both the no redemption and maximum redemptions scenarios:

•	LiveWire’s majority shareholder, the Company Equityholder, will have the largest voting interest in the combined company under the no redemption and maximum redemption scenarios;

•	LiveWire’s executive management will make up the majority of the management of the combined company;

•

LiveWire’s majority shareholder, the Company Equityholder, will have the ability to designate the majority of the initial HoldCo Board and subsequent decisions on the HoldCo Board will be based on shareholder vote, of which the Company Equityholder has the largest voting interest;

•	the combined company will assume the name “LiveWire Group, Inc.”; and

•	LiveWire is the larger entity based on revenue. Additionally, LiveWire has a larger employee base and substantive operations.

LEGAL MATTERS

Kirkland & Ellis LLP, New York, NY, has passed upon the validity of the securities of HoldCo offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

ABIC’s financial statements as of December 31, 2021 and 2020, for the year ended December 31, 2021 and for the period from July 29, 2020 (inception) to December 31, 2020, have been included in this proxy statement/prospectus in reliance upon the report of WithumSmith+Brown, PC (which report contains an explanatory paragraph regarding the ability of ABIC to continue as a going concern), appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of LiveWire EV as of December 31, 2021, and 2020, and for each of the two years in the period ended December 31, 2021, included in this preliminary proxy statement/prospectus of AEA-Bridges Impact Corp., which is referred to and made part of this proxy statement/prospectus, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

HOUSEHOLDING INFORMATION

Unless ABIC has received contrary instructions, it may send a single copy of this proxy statement/prospectus to any household at which two or more shareholders reside if ABIC believes the shareholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce expenses. A number of brokers with account holders who are ABIC shareholders will be householding this proxy statement/prospectus. ABIC shareholders who participate in householding will continue to receive separate proxy cards. If shareholders prefer to receive multiple sets of disclosure documents at the same address this year or in future years, the shareholders should follow the instructions described below. Similarly, if an address is shared with another shareholder and together both of the shareholders would like to receive only a single set of disclosure documents, the shareholders should follow these instructions:

•

If the shares are registered in the name of the shareholder, the shareholder should contact ABIC at its offices at AEA-Bridges Impact Corp., PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands or by telephone at +1 (345) 814-5825, to inform ABIC of his, her or their request; or

•	If a bank, broker or other nominee holds the shares, the shareholder should contact the bank, broker or other nominee directly.

TRANSFER AGENT AND REGISTRAR

The transfer agent for ABIC Securities is Continental Stock Transfer & Trust Company.

The transfer agent for HoldCo Securities following the Business Combination will be Continental Stock Transfer & Trust Company.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

The Proposed HoldCo Organizational Documents establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. The Proposed HoldCo Organizational Documents provide that the only business that may be conducted at an annual meeting of stockholders is business that is (a) specified in a notice of meeting given by or at the direction of the HoldCo Board, (b) if not specified in a notice of meeting, otherwise brought before the meeting by the HoldCo Board or the chairman of the HoldCo Board or (c) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of HoldCo both at the time of giving the notice and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with the procedures specified in the Proposed HoldCo Organizational Documents in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely for HoldCo’s annual meeting of stockholders, a stockholder’s notice must be delivered to, or mailed and received at, HoldCo’s principal executive offices:

•	not less than the 90 days; and

•	not more than the 120 days prior to the one-year anniversary of the preceding year’s annual meeting.

In the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by HoldCo. Nominations and proposals also must satisfy other requirements set forth in the Proposed HoldCo Organizational Documents. The presiding person at an annual meeting or a special meeting, as applicable, may, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with the Proposed HoldCo Organizational Documents, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

Under Rule 14a-8 of the Exchange Act, a shareholder proposal to be included in the proxy statement and proxy card for the 2022 annual general meeting pursuant to Rule 14a-8 must be received at our principal office a reasonable time before HoldCo begins to print and send out its proxy materials for such 2022 annual meeting (and HoldCo will publicly disclose such date when it is known).

Stockholder Director Nominees

The Proposed HoldCo Organizational Documents permit stockholders to nominate directors for election at an annual general meeting of stockholders. To nominate a director, the stockholder must provide the information required by the Proposed HoldCo Organizational Documents. In addition, the stockholder must give timely notice to HoldCo’s secretary in accordance with the Proposed HoldCo Organizational Documents, which, in general, require that the notice be received by HoldCo’s secretary within the time periods described above under “—Stockholder Proposals” for stockholder proposals.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the ABIC Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of AEA-Bridges Impact Corp., PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, Cayman Islands KY1-1102. Following the Business Combination, such communications should be sent in care of LiveWire, 3700 West Juneau Avenue, Milwaukee, WI 53208. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

WHERE YOU CAN FIND MORE INFORMATION

ABIC files annual, quarterly and current reports, proxy statements and other information with the SEC required by the Exchange Act. ABIC’s public filings are also available to the public from the SEC’s website at www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or ABIC’s other filings with the SEC (excluding exhibits) or if you have questions about the Business Combination or the proposals to be presented at the General Meeting, you should contact ABIC at the following address and telephone number:

AEA-Bridges Impact Corp.

PO Box 1093, Boundary Hall,

Cricket Square,

Grand Cayman

Cayman Islands

KY1-1102

(345) 814-5825

You may also obtain additional copies of this proxy statement/prospectus by requesting them in writing or by telephone from ABIC’s proxy solicitation agent at the following address and telephone number:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor

Stamford, Connecticut 06902

Individuals, please call toll-free: (800) 662-5200

Banks and brokerage firms, please call: (203) 658-9400

Email: IMPX@info.morrowsodali.com

You will not be charged for any of the documents you request. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

If you are an ABIC shareholder and would like to request documents, please do so by [●], 2022, or five business days prior to the General Meeting, in order to receive them before the General Meeting. If you request any documents from ABIC, such documents will be mailed to you by first class mail, or another equally prompt means.

This proxy statement/prospectus is part of a registration statement and constitutes a prospectus of LiveWire in addition to being a proxy statement of ABIC for the General Meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. Information and statements contained in this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other document included as an Annex to this proxy statement/prospectus.

All information contained in this proxy statement/prospectus relating to ABIC has been supplied by ABIC, all such information relating to HoldCo has been supplied by HoldCo, and all such information relating to LiveWire has been supplied by LiveWire. Information provided by either ABIC, HoldCo, or LiveWire does not constitute any representation, estimate or projection of any other party. This document is a proxy statement of ABIC for the General Meeting. ABIC has not authorized anyone to give any information or make any representation about the Business Combination or the parties thereto, including ABIC, that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

PART I — FINANCIAL INFORMATION

AEA-BRIDGES IMPACT CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

ITEM 1 — FINANCIAL STATEMENTS

	March 31, 2022	December 31, 2021
	(Unaudited)
ASSETS
Current assets
Cash	$556,814	$1,027,517
Prepaid expenses	166,667	249,167

Total Current Assets	723,481	1,276,684
Investments held in Trust Account	400,313,600	400,249,491

TOTAL ASSETS	$401,037,081	$401,526,175

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities—accounts payable and accrued expenses	$7,886,540	$6,850,353
Derivative warrant liabilities	24,095,000	34,617,500
Deferred underwriting fee payable	13,125,000	13,125,000

Total Liabilities	45,106,540	54,592,853

Commitments and Contingencies
Class A ordinary shares subject to possible redemption, $0.0001 par value, 40,000,000 shares issued and outstanding at $10.00 per share redemption value as of March 31, 2022 and December 31, 2021	400,000,000	400,000,000
Shareholders’ Deficit
Preference shares, $0.0001 par value; 5,000,000 shares authorized; no shares issued or outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; no shares issued or outstanding (excluding 40,000,000 shares subject to possible redemption) as of March 31, 2022 and December 31, 2021	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 10,000,000 shares issued and outstanding as of March 31, 2022 and December 31, 2021	1,000	1,000
Accumulated deficit	(44,070,459)	(53,067,678)

Total Shareholders’ Deficit	(44,069,459)	(53,066,678)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$401,037,081	$401,526,175

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AEA-BRIDGES IMPACT CORP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Three Months Ended March 31, 2022	For the Three Months Ended March 31, 2021
Formation and operating costs	$1,589,390	$295,008

Loss from operations	(1,589,390)	(295,008)
Other income:
Interest earned on investments held in Trust Account	64,109	89,062
Change in fair value of derivative warrant liabilities	10,522,500	19,520,000

Total other income, net	10,586,609	19,609,062

Net income	$8,997,219	$19,314,054

Weighted average shares outstanding of Class A ordinary shares	40,000,000	40,000,000

Basic and diluted net income per ordinary share, Class A	$0.18	$0.39

Weighted average shares outstanding of Class B ordinary shares	10,000,000	10,000,000

Basic and diluted net income per ordinary share, Class B	$0.18	$0.39

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AEA-BRIDGES IMPACT CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance — December 31, 2021	—	$—	10,000,000	$1,000	$—	$(53,067,678)	$(53,066,678)
Net income	—	—	—	—	—	8,997,219	8,997,219

Balance — March 31, 2022	—	$—	10,000,000	$1,000	$—	$(44,070,459)	$(44,069,459)

FOR THE THREE MONTHS ENDED MARCH 31, 2021

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance — December 31, 2020	—	$—	10,000,000	$1,000	$—	$(57,889,751)	$(57,888,751)
Net income	—	—	—	—	—	19,314,054	19,314,054

Balance — March 31, 2021	—	$—	10,000,000	$1,000	$—	$(38,575,697)	$(38,574,697)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AEA-BRIDGES IMPACT CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Three Months Ended March 31,	For the Three Months Ended March 31,
	2022	2021
Cash Flows from Operating Activities:
Net income	$8,997,219	$19,314,054
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of derivative warrant liabilities	(10,522,500)	(19,520,000)
Interest earned on investments held in Trust Account	(64,109)	(89,062)
Changes in operating assets and liabilities:
Prepaid expenses	82,500	88,350
Accounts payable and accrued expenses	1,036,187	51,026

Net cash used in operating activities	(470,703)	(155,632)

Net Change in Cash	(470,703)	(155,632)
Cash– Beginning	1,027,517	1,661,085

Cash– Ending	$556,814	$1,505,453

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AEA-BRIDGES IMPACT CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2022

(UNAUDITED)

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

AEA-Bridges Impact Corp. (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on July 29, 2020. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “Business Combination”).

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

On December 12, 2021, the Company entered into a Business Combination Agreement with Harley-Davidson, Inc., a Wisconsin corporation, LW EV Holdings, Inc., a Delaware corporation (to be renamed LiveWire Group, Inc. in connection with the Business Combination), LW EV Merger Sub, Inc., a Delaware corporation, and LiveWire EV, LLC, a Delaware limited liability company.

As of March 31, 2022, the Company had not commenced any operations. All activity for the period from July 29, 2020 (inception) through March 31, 2022 relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which is described below, and identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the investments held in the Trust Account (as defined below).

The registration statement for the Company’s Initial Public Offering was declared effective on October 1, 2020. On October 5, 2020 the Company consummated the Initial Public Offering of 40,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units sold, the “Public Shares”), generating gross proceeds of $400,000,000 which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 10,500,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to AEA-Bridges Impact Sponsor LLC (the “Sponsor”), generating gross proceeds of $10,500,000, which is described in Note 4.

Transaction costs amounted to $21,292,016, consisting of $7,275,000 of underwriting fees (net of expenses reimbursed by the underwriter of $225,000), $13,125,000 of deferred underwriting fees and $892,016 of other offering costs.

Following the closing of the Initial Public Offering on October 5, 2020, an amount of $400,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 of the Investment Company Act of 1940, as amended (the “Investment Company Act”), as determined by the Company, until the earliest of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all

AEA-BRIDGES IMPACT CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2022

(UNAUDITED)

of the net proceeds are intended to be applied generally toward consummating a Business Combination. The stock exchange listing rules require that the Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the assets held in the Trust Account (excluding the amount of any deferred underwriting discount held in the Trust Account and taxes payable on the income earned on the Trust Account). The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide the holders of the public shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their public shares upon the completion of the Business Combination, either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination (initially $10.00 per Public Share), including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, subject to certain limitations as described in the prospectus. The per-share amount to be distributed to the Public Shareholders who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 and, if the Company seeks shareholder approval, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote the Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.

The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (i) to modify the substance

AEA-BRIDGES IMPACT CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2022

(UNAUDITED)

or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at aper-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust account and not previously released to pay taxes, divided by the number of then issued and outstanding Public Shares.

The Company will have until October 5, 2022 to consummate a Business Combination (the “Combination Period”). However, if the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the Public Shares, at aper-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned and not previously released to pay taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Public Shareholders and its Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares it will receive if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or any of its respective affiliates acquire Public Shares, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period, and in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (1) $10.00 per Public Share and (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share, due to reductions in the value of trust assets, in each case net of the interest that may be withdrawn to pay taxes. This liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The

AEA-BRIDGES IMPACT CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2022

(UNAUDITED)

Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity and Going Concern

At March 31, 2022, the Company had $556,814 in its operating bank accounts, $400,313,600 in cash and marketable securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its ordinary shares in connection therewith, and a working capital deficit of $7,163,059. At March 31, 2022, $64,109 of the amount on deposit in the Trust Account represented interest income.

Until the consummation of a Business Combination, the Company will be using the funds not held in the Trust Account for identifying and evaluating prospective acquisition candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

In connection with the Company’s assessment of going concern considerations in accordance with FASB’s Accounting Standards Update (“ASU”)2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unable to complete a Business Combination by October 5, 2022, then the Company will cease all operations except for the purpose of liquidating. The date for mandatory liquidation and subsequent dissolution as well as the Company’s working capital deficit raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after October 5, 2022. The Company intends to complete a Business Combination before the mandatory liquidation date. However, there can be no assurance that the Company will be able to consummate any business combination by October 5, 2022.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES BASIS OF PRESENTATION

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the Securities and Exchange Commission (“SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the period presented.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the period ended December 31, 2021, as filed with the SEC on March 25, 2022. The interim results for the three months ended March 31, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022 or for any future periods.

AEA-BRIDGES IMPACT CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2022

(UNAUDITED)

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of March 31, 2022 and December 31, 2021.

Investments Held in Trust Account

The Company’s portfolio of investments held in trust is substantially comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of

AEA-BRIDGES IMPACT CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2022

(UNAUDITED)

185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these investments are included in income earned on investments in Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Offering Costs

Offering costs consisted of legal, accounting, and other expenses incurred through the balance sheets date that are directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities were expensed as incurred in the condensed consolidated statements of operations. Offering costs associated with the Class A ordinary shares issued were initially charged to temporary equity and then accreted to permanent equity upon the completion of the Initial Public Offering. Offering costs amounted to $21,292,016, of which $20,292,642 were charged to temporary equity upon the completion of the Initial Public Offering on October 5, 2020 and $999,374 was expensed in the condensed consolidated statements of operations.

Derivative Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued share purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The Company accounts for the Public Warrants and Private Placement Warrants (together with the Public Warrants, the “Warrants”) in accordance with the guidance contained in ASC 815 under which the Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Warrants as liabilities at their fair value and adjusts the Warrants to fair value at each reporting period. This liability is subject tore-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the statements of operations. The Private Placement Warrants and the Public Warrants for periods where no observable traded price was available were valued using a binomial lattice model. For periods subsequent to the detachment of the Public Warrants from the Units, the Public Warrant quoted market price was used as the fair value as of each relevant date.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Class A ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at March 31, 2022 and December 31, 2021, the 40,000,000 Class A ordinary shares subject to possible redemption, respectively, are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s condensed consolidated balance sheets.

AEA-BRIDGES IMPACT CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2022

(UNAUDITED)

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. As of March 31, 2022 and December 31, 2021, there was no change to the redemption value of the Class A ordinary shares.

At March 31, 2022 and December 31, 2021, the Class A ordinary shares reflected in the condensed consolidated balance sheets are reconciled in the following table:

March 31,
2022
Gross proceeds	$400,000,000
Less:
Proceeds allocated to Public Warrants	(18,400,000)
Class A ordinary shares issuance costs	(20,292,642)
Plus:
Accretion of carrying value to redemption value	38,692,642

Class A ordinary shares subject to possible redemption	$400,000,000

Income Taxes

ASC Topic 740, “Income Taxes,” prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of March 31, 2022 and December 31, 2021, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented.

Net Income Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net income per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding for the periods presented. Accretion associated with the redeemable Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted income per ordinary share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 30,500,000 Class A ordinary shares in the aggregate. As of March 31, 2022 and 2021, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into Class A ordinary shares and then share in the earnings of the Company. As a result, diluted net income per ordinary share is the same as basic net income per ordinary share for the periods presented.

AEA-BRIDGES IMPACT CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2022

(UNAUDITED)

The following table reflects the calculation of basic and diluted net per ordinary share (in dollars, except share amounts):

	For the Three Months Ended March 31, 2022		For the Three Months Ended March 31, 2021
	Class A	Class B	Class A	Class B
Basic and diluted net income per ordinary share
Numerator:
Allocation of net income, as adjusted	$7,197,775	$1,799,444	$15,451,243	$3,862,811
Denominator:
Basic and diluted weighted average shares outstanding	40,000,000	10,000,000	40,000,000	10,000,000
Basic and diluted net income per ordinary share	$0.18	$0.18	$0.39	$0.39

As of March 31, 2022 and 2021, basic and diluted shares are the same as there are no non-redeemable securities that are dilutive to the Company’s shareholders.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, excluding the warrant liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the Company’s condensed consolidated balance sheets, primarily due to their short-term nature. As of March 31, 2022 and December 31, 2021, the carrying values of cash and accrued expenses approximate their fair values due to the short-term nature of the instruments. The Company’s portfolio of investments held in the Trust Account is comprised of investments in money market funds that invest in U.S. Treasury securities with an original maturity of 185 days or less. The fair value for trading securities is determined using quoted market prices in active markets. The Private Placement Warrants and the Public Warrants for periods where no observable traded price was available are valued using a binomial lattice model. For periods subsequent to the detachment of the Public Warrants from the Units, the Public Warrant quoted market price was used as the fair value as of each relevant date.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed consolidated financial statements.

AEA-BRIDGES IMPACT CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2022

(UNAUDITED)

NOTE 3 — INITIAL PUBLIC OFFERING

On October 5, 2020, pursuant to the Initial Public Offering, the Company sold 40,000,000 Units at a purchase price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per whole share (see Note 8).

NOTE 4 — PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 10,500,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, for an aggregate purchase price of $10,500,000. The Sponsor has agreed to purchase up to an additional 1,200,000 Private Placement Warrants, at a price of $1.00 per Private Placement Warrant, or an aggregate additional $1,200,000, to the extent the underwriter’s over-allotment option is exercised in full. Each Private Placement Warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 8). A portion of the proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

NOTE 5 — RELATED PARTY TRANSACTIONS FOUNDER SHARES

Founder Shares

On July 29, 2020, the Sponsor paid $25,000 to cover certain offering and formation costs of the Company in consideration for 11,500,000 Class B ordinary shares (the “Founder Shares”). On August 4, 2020, the Company effected a share dividend resulting in 14,375,000 Class B ordinary shares being issued and outstanding. On September 14, 2020, the Sponsor irrevocably surrendered to the Company for cancellation and for nil consideration 2,875,000 Class B ordinary shares resulting in the Sponsor holding 11,500,000 Class B ordinary shares. All share and per-share amounts have been retroactively restated to reflect the share transactions. The Founder Shares include an aggregate of up to 1,500,000 shares that are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised, so that the number of Founder Shares will equal, on an as-converted basis, approximately 20% of the Company’s issued and outstanding ordinary shares

AEA-BRIDGES IMPACT CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2022

(UNAUDITED)

after the Initial Public Offering. On November 16, 2020, the underwriters’ election to exercise their over-allotment option expired unexercised, resulting in the forfeiture of 1,500,000 shares. Accordingly, there are 10,000,000 Founder Shares issued and outstanding.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earliest of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Administrative Services Agreement

The Company entered into an agreement, commencing on October 5, 2020, to pay an affiliate of the Sponsor up to an amount not to exceed $10,000 per month for office space, secretarial and administrative support services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. For the three months ended March 31, 2022 and 2021, the Company incurred $30,000 and $30,000 in fees for these services, respectively, of which $30,000 and $30,000 are included in accounts payable and accrued expenses in the accompanying condensed consolidated balance sheets as of March 31, 2022 and December 31, 2021, respectively.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of a Business Combination into warrants at a price of $1.00 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of March 31, 2022 and December 31, 2021, the Company had no outstanding borrowings under the Working Capital Loans.

NOTE 6 — COMMITMENTS AND CONTINGENCIES RISKS AND UNCERTAINTIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 global pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these condensed consolidated financial statements. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Registration and Shareholders Rights

Pursuant to a registration rights agreement entered into on October 5, 2020, the holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital

AEA-BRIDGES IMPACT CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2022

(UNAUDITED)

Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of the Working Capital Loans) will be entitled to registration rights. The holders of these securities well be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lockup period. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters are entitled to a deferred fee of $0.35 per Unit, or $13,125,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. An affiliate of the Sponsor has purchased 2,500,000 Public Units at the Public Offering Price. The underwriters did not receive any underwriting discounts or commissions on Units purchased by the Sponsor or its affiliate.

NOTE 7 — SHAREHOLDERS’ DEFICIT

Preference Shares—The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At March 31, 2022 and December 31, 2021, there were no preference shares issued or outstanding.

Class A Ordinary Shares—The Company is authorized to issue 500,000,000 Class A ordinary shares, with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. At March 31, 2022 and December 31, 2021, there were 40,000,000 Class A ordinary shares issued and outstanding, all of which are presented as temporary equity.

Class B Ordinary Shares—The Company is authorized to issue 50,000,000 Class B ordinary shares, with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. At March 31, 2022 and December 31, 2021, there were 10,000,000 Class B ordinary shares issued and outstanding.

Only holders of the Class B ordinary shares will have the right to vote on the election of directors prior to the Business Combination. Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of shareholders, except as required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of a Business Combination or earlier at the option of the holders thereof at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of Initial Public Offering, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of a Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed

AEA-BRIDGES IMPACT CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2022

(UNAUDITED)

issued, or to be issued, to any seller in a Business Combination and any Private Placement Warrants issued to the Sponsor, its affiliates or any member of the Company’s management team upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.

NOTE 8 — DERIVATIVE WARRANT LIABILITIES

At March 31, 2022 and December 31, 2021, there were 20,000,000 Public Warrants outstanding. Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) one year from the closing of the Initial Public Offering. The Public Warrants will expire five years from the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and the Company will not be obligated to issue a Class A ordinary share upon exercise of a warrant unless the Class A ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 20 business days, after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants, and the Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of a Business Combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00. Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described with respect to the Private Placement Warrants):

•	in whole and not in part;

AEA-BRIDGES IMPACT CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2022

(UNAUDITED)

•	at a price of $0.01 per warrant;
•	upon not less than 30 days’ prior written notice of redemption; and

•

if, and only if, the reported last sales price of the Company’s Class A ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00. Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•	in whole and not in part;

•	at a price equal to a number of Class A ordinary shares to be determined, based on the redemption date and the fair market value of the Company’s Class A ordinary shares;

•	upon a minimum of 30 days’ prior written notice of redemption;

•

if, and only if, the last reported sale price of the Company’s Class A ordinary shares equals or exceeds $10.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders;

•	if, and only if, the Private Placement Warrants are also concurrently exchanged at the same price (equal to a number of Class A ordinary shares) as the outstanding Public Warrants; and

•

if, and only if, there is an effective registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given

If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as

AEA-BRIDGES IMPACT CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2022

(UNAUDITED)

applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of its Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

At March 31, 2022 and December 31, 2021, there were 10,500,000 Private Placement Warrants outstanding. The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 9 — FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on an assessment of the assumptions that market participants would use in pricing the asset or liability.

The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320 “Investments—Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheets and adjusted for the amortization or accretion of premiums or discounts.

AEA-BRIDGES IMPACT CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2022

(UNAUDITED)

At March 31, 2022 and December 31, 2021, assets held in the Trust Account were comprised of $628 and $549 in cash and $400,312,972 and $400,248,942 in U.S. Treasury securities, respectively. During the period ended March 31, 2022 and December 31, 2021, the Company did not withdraw any interest income from the Trust Account.

The following table presents information about the gross holding gains and fair value of held-to-maturity securities at March 31, 2022 and December 31, 2021 as follows:

	Held-To-Maturity	Amortized Cost	Gross Holding Gain	Fair Value
March 31, 2022	U.S. Treasury Securities (Mature on April 14, 2022)	$400,312,972	$11,606	$400,324,578
December 31, 2021	U.S. Treasury Securities (Matured on January 13, 2022, 2021)	$400,248,942	$3,389	$400,252,331

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis at March 31, 2022 and December 31, 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	March 31, 2022	December 31, 2021
Liabilities:
Warrant Liabilities– Public Warrants	1	$15,800,000	$22,700,000
Warrant Liabilities– Private Placement Warrants	2	$8,295,000	$11,917,500

The Warrants were accounted for as liabilities in accordance with ASC 815 and are presented within derivative warrant liabilities in the accompanying condensed consolidated balance sheets. The derivative warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of derivative warrant liabilities in the condensed consolidated statements of operations.

The Warrants were valued as of at initial measurement using a binomial lattice model, which is considered to be a Level 3 fair value measurement. The binomial lattice model’s primary unobservable input utilized in determining the fair value of the Warrants is the expected volatility of the ordinary shares. The expected volatility as of the Initial Public Offering date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. For periods subsequent to the detachment of the Public Warrants from the Units, the close price of the Public Warrant price was used as the fair value for the Warrants as of each relevant date. The subsequent measurements of the Public Warrants after the detachment of the Public Warrants from the Units are classified as Level 1 due to the use of an observable market quote in an active market. The subsequent measurements of the Private Placement Warrants after the detachment of the Public Warrants from the Units is classified as Level 2 due to the use of an observable market quote for a similar asset in an active market.

NOTE 10 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the condensed balance sheet date up to the date that the unaudited condensed consolidated financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of AEA-Bridges Impact Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of AEA-Bridges Impact Corp. (the “Company”) as of December 31, 2021 and 2020 and the related statements of operations, changes in shareholders’ deficit and cash flows for the year ended December 31, 2021 and for the period from July 29, 2020 (inception) through December 31, 2020 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and for period from July 29, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, if the Company is unable to complete a business combination by October 5, 2022 then the Company will cease all operations except for the purpose of liquidating. The date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York

March 25, 2022

PCAOB Number 100

AEA-BRIDGES IMPACT CORP.

BALANCE SHEETS

	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash	$1,027,517	$1,661,085
Prepaid expenses	249,167	578,413

Total Current Assets	1,276,684	2,239,498
Investments held in Trust Account	400,249,491	400,085,104

TOTAL ASSETS	$401,526,175	$402,324,602

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities — accounts payable and accrued expenses	$6,850,353	$118,353
Derivative warrant liabilities	34,617,500	46,970,000
Deferred underwriting fee payable	13,125,000	13,125,000

Total Liabilities	54,592,853	60,213,353

Commitments and Contingencies
Class A ordinary shares subject to possible redemption, $0.0001 par value, 40,000,000 shares issued and outstanding at $10.00 per share redemption value as of December 31, 2021 and 2020	400,000,000	400,000,000
Shareholders’ Deficit
Preference shares, $0.0001 par value; 5,000,000 shares authorized; no shares issued or outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; no shares issued or outstanding (excluding 40,000,000 shares subject to possible redemption) as of December 31, 2021 and 2020	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 10,000,000 shares issued and outstanding as of December 31, 2021 and 2020	1,000	1,000
Accumulated deficit	(53,067,678)	(57,889,751)

Total Shareholders’ Deficit	(53,066,678)	(57,888,751)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$401,526,175	$402,324,602

The accompanying notes are an integral part of these financial statements.

AEA-BRIDGES IMPACT CORP.

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2021	For the Period from July 29, 2020 (Inception) Through December 31, 2020
Formation and operating costs	$7,694,814	$236,839

Loss from operations	(7,694,814)	(236,839)
Other income (expense):
Interest earned on investments held in Trust Account	164,387	85,104
Transaction costs allocable to warrants	—	(999,374)
Change in fair value of derivative warrant liabilities	12,352,500	(18,910,000)

Total other income (expense), net	12,516,887	(19,824,270)
Net income (loss)	$4,822,073	$(20,061,109)

Weighted average shares outstanding of Class A ordinary shares	40,000,000	22,451,613

Basic and diluted net income (loss) per ordinary share, Class A	$0.10	$(0.62)

Weighted average shares outstanding of Class B ordinary shares	10,000,000	10,000,000

Basic and diluted net income (loss) per ordinary share, Class B	$0.10	$(0.62)

The accompanying notes are an integral part of these financial statements.

AEA-BRIDGES IMPACT CORP.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid in	Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance — July 29, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor	—	—	11,500,000	1,150	23,850	—	25,000
Proceeds received in excess of fair value of Private Placement Warrants	—	—	—	—	840,000	—	840,000
Accretion for Class A ordinary shares to redemption amount	—	—	—	—	(864,000)	(37,828,642)	(38,692,642)
Forfeiture of Founder Shares	—	—	(1,500,000)	(150)	150	—	—
Net loss	—	—	—	—	—	(20,061,109)	(20,061,109)

Balance — December 31, 2020	—	—	10,000,000	1,000	—	(57,889,751)	(57,888,751)
Net income	—	—	—	—	—	4,822,073	4,822,073

Balance — December 31, 2021	—	$—	10,000,000	$1,000	$—	$(53,067,678)	$(53,066,678)

The accompanying notes are an integral part of these financial statements.

AEA-BRIDGES IMPACT CORP.

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2021	For the Period from July 29, 2020 (Inception) Through December 31, 2020
Cash Flows from Operating Activities:
Net income (loss)	$4,822,073	$(20,061,109)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Formation costs paid by Sponsor in exchange for issuance of Founder Shares	—	5,000
Change in fair value of derivative warrant liabilities	(12,352,500)	18,910,000
Transaction costs associated with the IPO	—	999,374
Interest earned on investments held in Trust Account	(164,387)	(85,104)
Changes in operating assets and liabilities:
Prepaid expenses	329,246	(578,413)
Accounts payable and accrued expenses	6,732,000	118,353

Net cash used in operating activities	(633,568)	(691,899)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	—	(400,000,000)

Net cash used in investing activities	—	(400,000,000)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	—	392,725,000
Proceeds from sale of Private Placement Warrants	—	10,500,000
Proceeds from promissory note– related party	—	5
Repayment of promissory note– related party	—	(171,395)
Payments of offering costs	—	(700,626)

Net cash provided by financing activities	—	402,352,984

Net Change in Cash	(633,568)	1,661,085
Cash – Beginning	1,661,085	—

Cash – Ending	$1,027,517	$1,661,085

Non-Cash Investing and Financing Activities:
Deferred underwriting fee payable	$—	$13,125,000

Offering costs paid by Sponsor in exchange for issuance of Class B ordinary shares	$—	$20,000

Payment of offering costs through promissory note– related party	$—	$171,390

The accompanying notes are an integral part of these financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

AEA-Bridges Impact Corp. (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on July 29, 2020. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “Business Combination”).

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

On December 12, 2021, the Company entered into a Business Combination Agreement with Harley-Davidson, Inc., a Wisconsin corporation, LW EV Holdings, Inc., a Delaware corporation (renamed LiveWire Group, Inc. in connection with the Business Combination), LW EV Merger Sub, Inc., a Delaware corporation, and LiveWire EV, LLC, a Delaware limited liability company.

As of December 31, 2021, the Company had not commenced any operations. All activity for the period from July 29, 2020 (inception) through December 31, 2021 relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which is described below, and identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the investments held in the Trust Account (as defined below).

The registration statement for the Company’s Initial Public Offering was declared effective on October 1, 2020. On October 5, 2020 the Company consummated the Initial Public Offering of 40,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units sold, the “Public Shares”), generating gross proceeds of $400,000,000 which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 10,500,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to AEA-Bridges Impact Sponsor LLC (the “Sponsor”), generating gross proceeds of $10,500,000, which is described in Note 4.

Transaction costs amounted to $21,292,016, consisting of $7,275,000 of underwriting fees (net of expenses reimbursed by the underwriter of $225,000), $13,125,000 of deferred underwriting fees and $892,016 of other offering costs.

Following the closing of the Initial Public Offering on October 5, 2020, an amount of $400,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 of the Investment Company Act of 1940, as amended (the “Investment Company Act”), as determined by the Company, until the earliest of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The stock exchange listing rules require that the Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the assets held in the Trust Account (excluding the amount of any deferred underwriting discount held in the Trust Account and taxes payable on the income earned on the Trust Account). The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide the holders of the public shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their public shares upon the completion of the Business Combination, either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination (initially $10.00 per Public Share), including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, subject to certain limitations as described in the prospectus. The per-share amount to be distributed to the Public Shareholders who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 and, if the Company seeks shareholder approval, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote the Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.

The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust account and not previously released to pay taxes, divided by the number of then issued and outstanding Public Shares.

The Company will have until October 5, 2022 to consummate a Business Combination (the “Combination Period”). However, if the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned and not previously released to pay taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Public Shareholders and its Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares it will receive if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or any of its respective affiliates acquire Public Shares, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period, and in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (1) $10.00 per Public Share and (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share, due to reductions in the value of trust assets, in each case net of the interest that may be withdrawn to pay taxes. This liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES BASIS OF PRESENTATION

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”).

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2021 and 2020.

Investments Held in Trust Account

The Company’s portfolio of investments held in trust is substantially comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these investments are included in income earned on investments in Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Offering Costs

Offering costs consisted of legal, accounting, and other expenses incurred through the balance sheets date that are directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities were expensed as incurred in the statements of operations. Offering costs associated with the Class A ordinary shares issued were initially charged to temporary equity and then accreted to permanent equity upon the completion of the Initial Public Offering. Offering costs amounted to $21,292,016, of which $20,292,642 were charged to temporary equity upon the completion of the Initial Public Offering on October 5, 2020 and $999,374 was expensed in the statements of operations.

Derivative Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued share purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The Company accounts for the Public Warrants and Private Placement Warrants (together with the Public Warrants, the “Warrants”) in accordance with the guidance contained in ASC 815 under which the Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Warrants as liabilities at their fair value and adjusts the Warrants to fair value at each reporting period. This liability is subject tore-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the statements of operations. The Private Placement Warrants and the Public Warrants for periods where no observable traded price was available were valued using a binomial lattice model. For periods subsequent to the detachment of the Public Warrants from the Units, the Public Warrant quoted market price was used as the fair value as of each relevant date.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Class A ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2021 and 2020, the 40,000,000 Class A ordinary shares subject to possible redemption, respectively, are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. As of December 31, 2021 and 2020, there was no change to the redemption value of the Class A ordinary shares.

At December 31, 2021 and 2020, the Class A ordinary shares reflected in the balance sheets are reconciled in the following table:

	December 31, 2021	December 31, 2020
Gross proceeds	$400,000,000	$400,000,000
Less:
Proceeds allocated to Public Warrants	(18,400,000)	(18,400,000)
Class A ordinary shares issuance costs	(20,292,642)	(20,292,642)
Plus:
Accretion of carrying value to redemption value	38,692,642	38,692,642
Class A ordinary shares subject to possible redemption	$400,000,000	$400,000,000

Income Taxes

ASC Topic 740, “Income Taxes,” prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2021 and 2020, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented.

Net Income (Loss) Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the periods presented. Accretion associated with the redeemable Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted income (loss) per ordinary share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 30,500,000 Class A ordinary shares in the aggregate. As of December 31, 2021 and 2020, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into Class A ordinary shares and then share in the earnings of the Company. As a result, diluted net income (loss) per ordinary share is the same as basic net income (loss) per ordinary share for the periods presented.

The following table reflects the calculation of basic and diluted net (loss) per ordinary share (in dollars, except share amounts):

	Year Ended December 31, 2021		For the Period from July 29, 2020 (inception) Through December 31, 2020
	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per ordinary share
Numerator:
Allocation of net income (loss), as adjusted	$3,857,658	$964,415	$(13,879,256)	$(6,181,853)
Denominator:
Basic and diluted weighted average shares outstanding	40,000,000	10,000,000	22,451,613	10,000,000
Basic and diluted net income (loss) per ordinary share	$0.10	$0.10	$(0.62)	$(0.62)

As of December 31, 2021 and 2020, basic and diluted shares are the same as there are no non-redeemable securities that are dilutive to the Company’s shareholders.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, excluding the warrant liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the Company’s balance sheets, primarily due to their short-term nature. As of December 31, 2021 and 2020, the carrying values of cash and accrued expenses approximate their fair values due to the short-term nature of the instruments. The Company’s portfolio of investments held in the Trust Account is comprised of investments in money market funds that invest in U.S. Treasury securities with an original maturity of 185 days or less. The fair value for trading securities is determined using quoted market prices in active markets. The Private Placement Warrants and the Public Warrants for periods where no observable traded price was available are valued using a binomial lattice model. For periods subsequent to the detachment of the Public Warrants from the Units, the Public Warrant quoted market price was used as the fair value as of each relevant date.

Recent Accounting Standards

In August 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40)(“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted ASU 2020-06 effective January 1, 2021. The adoption of ASU 2020-06 did not have an impact on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Going Concern

In connection with the Company’s assessment of going concern considerations in accordance with FASB’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unable to complete a Business Combination by October 5, 2022, then the Company will cease all operations except for the purpose of liquidating. The date for mandatory liquidation and subsequent dissolution as well as the Company’s working capital deficit raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after October 5, 2022. The Company intends to complete a Business Combination before the mandatory liquidation date. However, there can be no assurance that the Company will be able to consummate any business combination by October 5, 2022.

NOTE 3 — INITIAL PUBLIC OFFERING

On October 5, 2020, pursuant to the Initial Public Offering, the Company sold 40,000,000 Units at a purchase price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per whole share (see Note 8).

NOTE 4 — PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 10,500,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, for an aggregate purchase price of $10,500,000. The Sponsor has agreed to purchase up to an additional 1,200,000 Private Placement Warrants, at a price of $1.00 per Private Placement Warrant, or an aggregate additional $1,200,000, to the extent the underwriter’s over-allotment option is exercised in full. Each Private Placement Warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 8). A portion of the proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

NOTE 5 — RELATED PARTY TRANSACTIONS FOUNDER SHARES

Founder Shares

On July 29, 2020, the Sponsor paid $25,000 to cover certain offering and formation costs of the Company in consideration for 11,500,000 Class B ordinary shares (the “Founder Shares”). On August 4, 2020, the Company effected a share dividend resulting in 14,375,000 Class B ordinary shares being issued and outstanding. On September 14, 2020, the Sponsor irrevocably surrendered to the Company for cancellation and for nil consideration 2,875,000 Class B ordinary shares resulting in the Sponsor holding 11,500,000 Class B ordinary shares. All share and per-share amounts have been retroactively restated to reflect the share transactions. The Founder Shares include an aggregate of up to 1,500,000 shares that are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised, so that the number of Founder Shares will equal, on an as-converted basis, approximately 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering. On November 16, 2020, the underwriters’ election to exercise their over-allotment option expired unexercised, resulting in the forfeiture of 1,500,000 shares. Accordingly, there are 10,000,000 Founder Shares issued and outstanding.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earliest of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Administrative Services Agreement

The Company entered into an agreement, commencing on October 5, 2020, to pay an affiliate of the Sponsor up to an amount not to exceed $10,000 per month for office space, secretarial and administrative support services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. For the year ended December 31, 2021 and for the period from July 29, 2020 (inception) through December 31, 2020, the Company incurred $140,000 and $30,000 in fees for these services, respectively, of which $110,000 and $30,000 are included in accounts payable and accrued expenses in the accompanying balance sheets as of December 31, 2021 and 2020, respectively.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of a Business Combination into warrants at a price of $1.00 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of December 31, 2021 and 2020, the Company had no outstanding borrowings under the Working Capital Loans.

NOTE 6 — COMMITMENTS AND CONTINGENCIES RISKS AND UNCERTAINTIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 global pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Registration and Shareholders Rights

Pursuant to a registration rights agreement entered into on October 5, 2020, the holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of the Working Capital Loans) will be entitled to registration rights. The holders of these securities well be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lockup period. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters are entitled to a deferred fee of $0.35 per Unit, or $13,125,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. An affiliate of the Sponsor has purchased 2,500,000 Public Units at the Public Offering Price. The underwriters did not receive any underwriting discounts or commissions on Units purchased by the Sponsor or its affiliate.

NOTE 7 — SHAREHOLDERS’ EQUITY

Preference Shares — The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2021 and 2020, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 500,000,000 Class A ordinary shares, with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. At December 31, 2021 and 2020, there were 40,000,000 Class A ordinary shares issued and outstanding, all of which are presented as temporary equity.

Class B Ordinary Shares — The Company is authorized to issue 50,000,000 Class B ordinary shares, with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. At December 31, 2021 and 2020, there were 10,000,000 Class B ordinary shares issued and outstanding.

Only holders of the Class B ordinary shares will have the right to vote on the election of directors prior to the Business Combination. Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of shareholders, except as required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of a Business Combination or earlier at the option of the holders thereof at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of Initial Public Offering, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of a Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in a Business Combination and any Private Placement Warrants issued to the Sponsor, its affiliates or any member of the Company’s management team upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.

NOTE 8 — DERIVATIVE WARRANT LIABILITIES

At December 31, 2021 and 2020, there were 20,000,000 Public Warrants outstanding. Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public

Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) one year from the closing of the Initial Public Offering. The Public Warrants will expire five years from the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and the Company will not be obligated to issue a Class A ordinary share upon exercise of a warrant unless the Class A ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 20 business days, after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants, and the Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of a Business Combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00. Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption; and

•

if, and only if, the reported last sales price of the Company’s Class A ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00. Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•	in whole and not in part;

•	at a price equal to a number of Class A ordinary shares to be determined, based on the redemption date and the fair market value of the Company’s Class A ordinary shares;

•	upon a minimum of 30 days’ prior written notice of redemption;

•

if, and only if, the last reported sale price of the Company’s Class A ordinary shares equals or exceeds $10.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders;

•	if, and only if, the Private Placement Warrants are also concurrently exchanged at the same price (equal to a number of Class A ordinary shares) as the outstanding Public Warrants; and

•

if, and only if, there is an effective registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given

If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of its Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

At December 31, 2021 and 2020, there were 10,500,000 Private Placement Warrants outstanding. The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 9 — FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on an assessment of the assumptions that market participants would use in pricing the asset or liability.

The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320 “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheets and adjusted for the amortization or accretion of premiums or discounts.

At December 31, 2021 and 2020, assets held in the Trust Account were comprised of $549 and $83 in cash and $400,248,942 and $400,085,021 in U.S. Treasury securities, respectively. During the year ended December 31, 2021 and 2020, the Company did not withdraw any interest income from the Trust Account.

The following table presents information about the gross holding gains and fair value of held-to-maturity securities at December 31, 2021 and 2020 as follows:

	Held-To-Maturity	Amortized Cost	Gross Holding Gain	Fair Value
December 31, 2021	U.S. Treasury Securities (Mature on January 13, 2022, 2021)	$400,248,942	$3,389	$400,252,331
December 31,2020	U.S. Treasury Securities (Mature on April 8, 2021)	$400,085,021	$5,549	$400,090,570

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis at December 31, 2021 and 2020, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	Description	Level	December 31, 2021	December 31, 2020
Liabilities:
Warrant Liabilities – Public Warrants		1	$22,700,000	$30,800,000
Warrant Liabilities – Private Placement Warrants		2	$11,917,500	$16,170,000

The Warrants were accounted for as liabilities in accordance with ASC 815 and are presented within derivative warrant liabilities in the accompanying balance sheets. The derivative warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of derivative warrant liabilities in the statements of operations.

The Warrants were valued as of at initial measurement using a binomial lattice model, which is considered to be a Level 3 fair value measurement. The binomial lattice model’s primary unobservable input utilized in determining the fair value of the Warrants is the expected volatility of the ordinary shares. The expected volatility as of the Initial Public Offering date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. For periods subsequent to the detachment of the Public Warrants from the Units, the close price of the Public Warrant price was used as the fair value for the Warrants as of each relevant date. The subsequent measurements of the Public Warrants after the detachment of the Public Warrants from the Units are classified as Level 1 due to the use of an observable market quote in an active market. The subsequent measurements of the Private Placement Warrants after the detachment of the Public Warrants from the Units is classified as Level 2 due to the use of an observable market quote for a similar asset in an active market.

NOTE 10 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

LiveWire EV

US GAAP Combined financial statements

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands)

(Unaudited)

	Three Months Ended
	March 27, 2022	March 28, 2021
Revenue, net (Note 3)	$11,414	$6,536

Costs and expenses:
Cost of goods sold	10,488	6,702
Selling, administrative and engineering expense	16,112	14,459

Operating expense	26,600	21,161

Operating loss	(15,186)	(14,625)
Other income (expense), net	69	(5)
Interest expense related party	(277)	(68)
Interest (expense) income	(4)	3

Loss before income taxes	(15,398)	(14,695)
Income tax provision	68	13

Net loss	(15,466)	(14,708)
Other comprehensive loss:
Foreign currency translation adjustments	(100)	(29)

Comprehensive loss	$(15,566)	$(14,737)

See accompanying notes to Combined financial statements.

LiveWire EV

US GAAP Combined financial statements

COMBINED BALANCE SHEETS

(In thousands)

	(Unaudited) March 27, 2022	December 31, 2021
ASSETS
Current assets:
Cash	$11,871	$2,668
Accounts receivable, net	9,379	6,772
Accounts receivable from related party (Note 12)	410	124
Inventories (Note 5)	17,703	16,797
Other current assets (Note 5)	2,995	3,556

Total current assets	42,358	29,917
Property, plant and equipment, net (Note 5)	19,466	17,894
Goodwill	8,327	8,327
Deferred tax assets	72	72
Lease assets (Note 6)	3,260	3,471
Intangible assets, net	2,156	2,271
Other long-term assets	117	—

Total assets	$75,756	$61,952

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$11,435	$9,011
Accrued liabilities (Note 5)	13,595	15,574
Contingent consideration liability (Note 7)	2,180	2,180
Notes payable to related party (Note 12)	12,296	103
Current portion of lease liabilities (Note 6)	1,232	1,146

Total current liabilities	40,738	28,014
Long-term supplier liability (Note 5)	3,657	5,330
Long-term portion of lease liabilities (Note 6)	2,128	2,423
Deferred tax liabilities	169	186
Long-term portion of notes payable to related party (Note 12)	5,783	5,699
Other long-term liabilities	370	375
Commitments and contingencies (Note 10)

Total liabilities	52,845	42,027
Total equity:
Net Parent investment	22,866	19,780
Accumulated other comprehensive income	45	145

Total equity	22,911	19,925

Total liabilities and equity	$75,756	$61,952

See accompanying notes to Combined financial statements.

LiveWire EV

US GAAP Combined financial statements

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Three months ended
	March 27, 2022	March 28, 2021
Cash flows from operating activities:
Net loss	$(15,466)	$(14,708)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	1,456	1,028
Change in valuation of contingent consideration liability	—	20
Stock compensation	(171)	81
Deferred income taxes	(17)	(5)
Other, net	(134)	214
Changes in current assets and liabilities:
Accounts receivable	(2,607)	1,041
Accounts receivable from related party	(286)	(765)
Inventories	(906)	2,276
Other current assets	557	(330)
Accounts payable and accrued liabilities	(1,454)	(13,754)

Net cash used by operating activities	(19,028)	(24,902)

Cash flows from investing activities:
Capital expenditures	(2,492)	(2,720)

Net cash used by investing activities	(2,492)	(2,720)

Cash flows from financing activities:
Borrowings on notes payable to related party	12,000	—
Repayments on notes payable to related party	—	(1,000)
Transfers from Parent	18,723	28,694

Net cash provided by financing activities	30,723	27,694

Net increase in cash	9,203	72
Cash:
Cash, beginning of period	2,668	2,401

Cash, end of period	$11,871	$2,473

See accompanying notes to Combined financial statements.

LiveWire EV

US GAAP Combined financial statements

COMBINED STATEMENTS OF CHANGES IN EQUITY

(In thousands)

(Unaudited)

	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balance, December 31, 2021	$19,780	$145	$19,925
Net loss	(15,466)	—	(15,466)
Other comprehensive loss	—	(100)	(100)
Net contribution from Parent	18,552	—	18,552

Balance, March 27, 2022	$22,866	$45	$22,911

	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balance, December 31, 2020	$1,793	$230	$2,023
Net loss	(14,708)	—	(14,708)
Other comprehensive loss	—	(29)	(29)
Net contribution from Parent	28,775	—	28,775

Balance, March 28, 2021	$15,860	$201	$16,061

See accompanying notes to Combined financial statements.

LiveWire EV

Notes to Combined financial statements

(Unaudited)

1) Description of Business and Basis of Presentation

LiveWire EV (the “Company”) is comprised of certain net assets and operating activities related to the historical electric vehicle operations of certain wholly owned indirect subsidiaries of Harley-Davidson, Inc. (the “Parent”). The Parent has common shares listed on the New York Stock Exchange. The accompanying combined financial statements and footnotes (“Combined financial statements”) present the assets, liabilities, revenues, and expenses directly attributed to the Company, as well as certain allocations from the Parent. The Company does not operate as a separate, stand-alone entity and historically was included as part of the motorcycles and related products (“Motorcycles”) segment of the Parent.

The Company has one reportable segment that sells electric vehicles, parts and accessories, and apparel in the United States (US) and certain international markets. The Company introduced its first electric motorcycle in July 2019 as the Harley-Davidson LiveWire. In the second half of 2021, the Company established the LiveWire brand and introduced the rebranded LiveWire One electric motorcycle. The Company also sells electric balance bikes under the STACYC and H-D IRONe brands, as well as through private label arrangements. Electric motorcycles are sold at wholesale to a network of independent dealers and, beginning in the third quarter of 2021, also at retail through a Company-operated retail partner and through online sales. Electric balance bikes are sold at wholesale to independent dealers and an independent distributor, as well as, direct to consumers online.

Merger / Business Combination with AEA-Bridges Impact Corp.

On December 12, 2021, the Parent and AEA-Bridges Impact Corp (ABIC), a special purpose acquisition company (SPAC) sponsored by executives of AEA Investors and Bridges Fund Management, entered into a definitive business combination agreement (Business Combination Agreement) under which ABIC will combine with the Company to create a new publicly traded company (Combined Company) which is expected to be listed on the New York Stock Exchange. The transaction will be financed by ABIC’s $400 million cash held in trust (assuming no redemptions by ABIC’s shareholders prior to the consummation of the transaction), a $100 million investment from the Parent, and a $100 million investment from an independent strategic investor, Kwang Yang Motor Co., Ltd. (KYMCO) through a private investment in public entity (PIPE) and expected net cash proceeds to the Company will be approximately $555 million, net of estimated transaction costs. In addition, to the extent any shares of the SPAC are redeemed, the Parent will invest an additional amount equal to the dollar value of such redemptions up to a maximum of $100 million. Upon closing of the transaction, the Parent will retain an equity interest in the Combined Company of 74%, ABIC’s shareholders will have an equity interest in the Combined Company of approximately 17%, assuming no redemptions, and ABIC’s founders and KYMCO will each have an equity interest in the Combined Company of approximately 4%. The transaction, which has been approved by the boards of directors of both the Parent and ABIC, is expected to close in the first half of 2022 and is subject to approval of ABIC shareholders as well as other customary closing conditions and regulatory approvals.

As a result of the Business Combination Agreement signed on December 12, 2021, the Parent and the Company expect to enter into a separation agreement (the Separation Agreement). In conjunction with the Separation Agreement, on the closing date and prior to the consummation of the business combination, certain assets and liabilities will be retained and will be settled by the Parent and will not transfer to the Company. Assets to be retained by the Parent include assets that relate to Harley-Davidson branded LiveWire motorcycles, as well as certain assets that relate to the manufacture of LiveWire One electric motorcycles. Liabilities to be retained and settled by the Parent include employee liabilities related to service rendered prior to the closing of the business combination; accounts payable outstanding for amounts owed to suppliers to manufacture electric motorcycles; a supplier liability for an excess firm purchase commitment; the contingent consideration related to

LiveWire EV

Notes to Combined financial statements

(Unaudited)

the STACYC acquisition; all notes payable to the Parent; and certain liabilities associated with product recalls that may arise related to the Harley-Davidson branded LiveWire motorcycle (see disclosure in Note 8, Product Warranty and Recall Campaigns). During the first quarter of 2022, pursuant to the Business Combination Agreement, the Company elected to cancel and convert outstanding restricted stock units (RSUs) held by the Company’s employees into the right to receive cash payments (see disclosure in Note 11, Share-Based Awards).

Basis of Presentation

In the opinion of the Company’s management, the accompanying unaudited Combined financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Combined balance sheet as of March 27, 2022, the Combined statements of operations and comprehensive loss for the three months ended March 27, 2022 and March 28, 2021, the Combined statements of cash flows for the three months then ended, and the Combined statements of changes in equity for the three months then ended.

Certain information and disclosures normally included in complete financial statements have been condensed or omitted pursuant to the rules and regulations of the United States Securities and Exchange Commission (SEC) and generally accepted accounting principles in the United States of America (U.S. GAAP) for interim financial reporting. These unaudited Combined financial statements should be read in conjunction with the audited combined financial statements and accompanying notes for the years ended December 31, 2021 and 2020.

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the amounts reported in the Combined financial statements and the accompanying notes. Actual results could differ from those estimates.

The Combined financial statements present the Company as it was historically managed and operated by the Parent. The accompanying Combined financial statements have been derived from the consolidated financial statements and accounting records of the Parent to reflect the operations of the Company for the periods presented and have been prepared in accordance with accounting principles generally accepted in the US and pursuant to the rules and regulations of the US Securities and Exchange Commission (SEC). The Company’s financial information is presented as combined carve-out financial information using the historical results of operations and the historical bases of assets and liabilities of the Parent. Intercompany transactions within the Company have been eliminated in preparing the Combined financial statements.

Management of the Company believes assumptions underlying the Combined financial statements are reasonable. However, the Combined financial statements may not be indicative of the combined financial position, results of operations, and cash flows of the Company in the future or if it had operated independently of the Parent. Actual costs that would have been incurred if the Company had operated as a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, primarily including, technology support, marketing, finance, engineering, usage of shared assets, and other general corporate and administrative costs, such as treasury, human resources, and others. The Company also may incur additional costs associated with being a standalone, publicly listed company that were not included in the expense allocations and, therefore, may result in additional costs that are not reflected in the historical results of operations, financial position, and cash flows. Principal assumptions underlying the Combined financial statements include:

•	The Combined statements of operations and comprehensive loss include all revenues and costs directly attributable to the Company as well as an allocation of expenses from the Parent related to shared

LiveWire EV

Notes to Combined financial statements

(Unaudited)

manufacturing costs; engineering expenses, selling expenses, general and administrative expenses, marketing expenses, employee-related expenses, charges for use of shared assets, and other expenses related to Parent’s corporate functions that provide support to the Company. The Parent allocates these costs to the Company using methodologies that management believes are appropriate and reasonable. Costs are generally attributed based on specific identification, legal obligation, or in another manner that best reflects the nature of how the expense is incurred, such as gross revenue, wholesale motorcycle shipments, standard cost, production units, and other allocation methods as deemed appropriate.

•

The Combined balance sheets include the attribution of certain assets and liabilities that have historically been held at the corporate level by the Parent, but which are specifically identifiable or attributable to the Company. The Parent’s cash management and financing activities are centralized. Accordingly, no cash has been attributed to the Combined financial statements, except for certain legally held cash accounts held by entities included in the Combined financial statements.

•

Net Parent investment in the Combined statements of changes in equity and the Combined balance sheets represents the accumulation of the Company’s net loss over time and the net effect of transactions with and allocations from the Parent.

•

Transactions between the Parent and the Company are generally considered to be effectively settled in cash at the time the transaction is recorded except for the note payable to related party and accounts receivable from related party (see disclosure in Note 12, Related Party Transactions). The net effect of the settlement of transactions with the Parent is reflected in the combined statements of cash flows as a financing activity and in the Combined balance sheets as “Net Parent investment.”

•	Within the Combined financial statements and tables presented, certain columns and rows may not add due to the use of rounded numbers for disclosure purposes.

•	Certain comparative amounts have been reclassified to conform to the current year presentation.

Liquidity and Going Concern

The Company historically managed liquidity risk by effectively managing its working capital, capital expenditures, and cash flows, making use of a central treasury function at the Parent to manage pooled cash investments and borrowing requirements. As an early-stage growth company, the Company does not currently have, nor does it expect to generate from operations, adequate liquidity to fund its operations for the next twelve months. To alleviate such conditions, the Parent has committed to support the operating, investing and financing activities of the Company. Accordingly, management believes that cash on hand and the financial support from Parent will provide sufficient liquidity to meet the Company’s projected obligations for at least twelve months from May 20, 2022, the date these Combined financial statements were issued.

The Combined financial statements for the Company have been prepared on the basis of accounting policies applicable to a going concern. The going concern basis presumes that for the foreseeable future, funds will be available to finance future operations and that the realization of assets and settlement of liabilities, contingent obligations and commitments will occur in the ordinary course of business.

Pursuant to the Business Combination Agreement, KYMCO and the Parent have each committed to invest $100 million in the Combined Company, through a PIPE, at the closing of the potential business combination with ABIC. Further, upon the closing of the potential business combination, ABIC’s $400 million of cash held in trust, assuming no redemptions, would become available to fund expenses in connection with the business combination or future cash needs of the Combined Company.

LiveWire EV

Notes to Combined financial statements

(Unaudited)

2) New Accounting Standards

Other than the recent accounting pronouncements disclosed in the Company’s Combined financial statements for the fiscal year ended December 31, 2021, there have been no new accounting pronouncements or changes in accounting pronouncements during the first three months ended March 27, 2022 that are significant or potentially significant to the Company.

3) Revenue

The Company recognizes revenue when it satisfies a performance obligation by transferring control of a good or service to a customer. Revenue is measured based on the consideration that the Company expects to be entitled to in exchange for the goods or services transferred. Taxes that are collected from a customer concurrent with revenue-producing activities are excluded from revenue.

Disaggregated Revenue, net by major source was as follows (in thousands):

	Three Months Ended
	March 27, 2022	March 28, 2021
Electric motorcycles	$2,108	$2,601
Electric balance bikes	9,098	3,812
Parts and accessories	205	91
Apparel	3	32

Revenue, net	$11,414	$6,536

Revenue from the sale of electric motorcycles, electric balance bikes as well as parts and accessories and apparel are recorded when control is transferred to the customer, generally at the time of shipment to independent dealers and distributors or at the time of delivery to retail customers.

The Company offers sales incentive programs to independent dealers and retail customers designed to promote the sale of its products. The Company estimates its variable consideration related to its sales incentive programs using the expected value method. The Company accounts for consideration payable to a customer as part of its sales incentives as a reduction of revenue, which is accrued at the later of the date the related sale is recorded or the date the incentive program is both approved and communicated.

The Company offers the right to return eligible parts and accessories and apparel. When the Company offers a right to return, it estimates returns based on an analysis of historical trends and records revenue on the initial sale only in the amount that it expects to be entitled. The remaining consideration is deferred in a refund liability account. The refund liability is remeasured for changes in the estimate at each reporting date with a corresponding adjustment to revenue.

Variable consideration related to sales incentives and rights to return is adjusted at the earliest of when the amount of consideration the Company expects to receive changes, or the consideration becomes fixed. Adjustments for variable consideration related to previously recognized sales were not material during 2022 and 2021.

Shipping and handling costs associated with freight after control of a product has transferred to a customer are accounted for as fulfillment costs. The Company accrues for the shipping and handling in the same period that the related revenue is recognized.

LiveWire EV

Notes to Combined financial statements

(Unaudited)

The Company offers standard, limited warranties on its motorcycles, electric balance bikes, and parts and accessories. These warranties provide assurance that the product will function as expected and are not separate performance obligations. The Company accounts for estimated warranty costs as a liability upon transferring control to the customer.

Contract Liabilities

The Company maintains certain deferred revenue balances related to payments received at contract inception in advance of the Company’s performance under the contract and generally relates to customer deposits for electric balance bikes. Deferred revenue is recognized as revenue as the Company performs under the contract. Deferred revenue, included in Accrued liabilities on the Combined balance sheets, was as follows (in thousands):

	March 27, 2022	March 28, 2021
Balance, beginning of period	$1,644	$—
Balance, end of period	583	1,266

Previously deferred revenue recognized as revenue in the three months ended March 27, 2022 was $1,290 thousand. The Company expects to recognize approximately $583 thousand of the remaining deferred revenue in 2022.

4)	Income Taxes

The Company’s effective income tax rate for the three months ended March 27, 2022 was -0.44% compared to -0.09% for the three months ended March 28, 2021.

The Company generated operating losses in each of the periods presented. The Company is not recognizing an income tax benefit related to these losses because the Company does not believe there is sufficient positive evidence regarding the ability to realize the benefit of these losses. Further, the operating results of the Company have historically been included in the consolidated federal and combined state tax returns of the Parent and the resulting tax attributes have been fully utilized by the Parent and are no longer available to the Company for future use. Certain separate state NOLs which belong to the Company are reflected in the financials presented. After an assessment of the positive and negative evidence regarding the realizability of the separate state NOLs and other deferred tax assets reflected in the financials, it was determined a valuation allowance was required.

5)	Additional Balance Sheet Information

Inventories consisted of the following (in thousands):

	March 27, 2022	December 31, 2021
Raw materials and work in progress	$6,307	$5,233
Electric motorcycles and electric balance bikes	7,638	8,636
Parts and accessories and apparel	3,758	2,928

	$17,703	$16,797

LiveWire EV

Notes to Combined financial statements

(Unaudited)

Other current assets include prepaid supplier deposits of $2,725 thousand and $3,025 thousand as of March 27, 2022 and December 31, 2021 relating to future inventory purchases.

Property, plant and equipment, net consisted of the following, (in thousands):

	March 27, 2022	December 31, 2021
Construction in progress	$12,590	$9,746
Tooling	10,058	10,155
Machinery and equipment	3,081	3,317
Software	2,798	2,798
Leasehold improvements	1,225	1,266

	29,752	27,282
Accumulated depreciation	(10,286)	(9,388)

	$19,466	$17,894

Depreciation for the three months ended March 27, 2022 and March 28, 2021 was $1,340 thousand and $912 thousand, respectively. Software, net of accumulated amortization, included in Property, plant and equipment, net was $2,009 thousand and $2,242 thousand as of March 27, 2022 and December 31, 2021, respectively. The Company had $4,070 thousand and $3,651 thousand related to purchases of Property, plant and equipment included in Accounts payable as of March 27, 2022 and December 31, 2021, respectively.

Accrued liabilities consisted of the following, (in thousands):

	March 27, 2022	December 31, 2021
Payroll and employee benefits	$4,396	$6,129
Engineering	3,118	2,680
Supplier commitment	1,555	—
Warranty and recalls	709	720
Deferred revenue	583	1,644
Sales incentives	450	795
Taxes	410	918
Other	2,374	2,688

	$13,595	$15,574

The Company has a liability related to an excess firm purchase commitment to a supplier. Based on contractual terms, beginning with calendar year 2022, the Company expects to pay, in January of each calendar year, any amounts due to the supplier from the preceding calendar year. The total obligation was $5,212 thousand and $5,330 thousand as of March 27, 2022 and December 31, 2021, respectively. The non-current portion, included in Long-term supplier liability on the combined balance sheets was $3,657 thousand and $5,330 thousand, as of March 27, 2022 and December 31, 2021, respectively. The current portion of the liability was recorded within Accrued liabilities and was $1,555 thousand as of March 27, 2022.There was no current portion as of December 31, 2021.

6) Leases

The Company determines if an arrangement is or contains a lease at contract inception.

LiveWire EV

Notes to Combined financial statements

(Unaudited)

Right of Use (ROU) assets represent the Company’s right to use an underlying asset over the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the lease term. The ROU asset also includes prepaid lease payments and initial direct costs and is reduced for lease incentives paid by the lessor. The discount rate used to determine the present value is generally the Parent’s incremental borrowing rate because the implicit rate in the lease is not readily determinable. The lease term used to calculate the ROU asset and lease liabilities includes periods covered by options to extend or terminate when the Company is reasonably certain the lease term will include these optional periods.

In accordance with ASC Topic 842, the Company elected the short-term lease practical expedient that allows entities to recognize lease payments on a straight-line basis over the lease term for leases with a term of 12 months or less. The Company has also elected the practical expedient under ASC Topic 842 allowing entities to not separate non-lease components from lease components, but instead account for such components as a single lease component for all leases except leases involving assets used in manufacturing and distribution processes.

The Company has operating real estate lease arrangements. The Company’s leases have a remaining lease term of 1 to 5 years. The Company’s leases do not contain any material residual value guarantees or material restrictive covenants.

Operating lease expense was $307 thousand and $201 thousand for the three months ended March 27, 2022 and March 28, 2021, respectively.

Balance sheet information related to the Company’s leases was as follows (in thousands):

	March 27, 2022	December 31, 2021
Lease assets	$3,260	$3,471
Current portion of lease liability	1,232	1,146
Long-term portion of lease liabilities	2,128	2,423

	$3,360	$3,569

Future maturities of the Company’s operating lease liabilities as of March 27, 2022 were as follows (in thousands):

Future lease payments:
2022	$953
2023	1,229
2024	887
2025	209
2026	150
Thereafter	—

3,428
Present value discount	(68)

Lease liabilities	$3,360

LiveWire EV

Notes to Combined financial statements

(Unaudited)

Other lease information surrounding the Company’s operating leases was as follows (in thousands):

	Three months ended
	March 27, 2022	March 28, 2021
Cash outflows for amounts included in the measurement of lease liabilities	$305	$205
ROU assets obtained in exchange for lease obligations	85	363
Lease modifications	—	—
Weighted-average remaining lease term (in years)	2.93	1.63
Weighted-average discount rate	1.30%	2.46%

7) Fair Value Measurements

The Company assesses the inputs used to measure fair value using a three-tier hierarchy.

•	Level 1 inputs include quoted prices for identical instruments and are the most observable.

•	Level 2 inputs include quoted prices for similar assets and observable inputs.

•	Level 3 inputs are not observable in the market and include the Company’s judgments about the assumptions market participants would use in pricing the asset or liability.

As of March 27, 2022, and December 31, 2021, the Company had a contingent consideration obligation related to an aggregate earnout payment associated with the Parent’s 2019 acquisition of STACYC, Inc (STACYC). The contingent consideration relates to an aggregate earnout payment with a potential payout ranging from $0 to $6,537 thousand based on the achievement of sales volume targets during the twelve-month performance periods beginning in June 2019, 2020, and 2021, respectively. Each annual period has its own milestone target and related potential earn-out payment. The earnout is payable in three installments during 2020, 2021, and 2022. The Company recorded a liability of $4,978 thousand at the acquisition-date for the fair value based on the likelihood of contingent earn-out payments as part of the total consideration. In 2021 and 2020, the Company made payments of $2,180 thousand during each period based on the full achievement of performance targets for the first two annual performance periods. As of March 27, 2022, the Company has one final installment due August 2022. The final installment, which will ultimately be determined based on the achievement of performance targets for the period beginning June 1, 2021 through May 31, 2022 was recorded at the maximum payout due as of March 27, 2022. Based on the achievement against the performance targets as of March 27, 2022 and December 31, 2021 the Company determined that the maximum remaining payout of $2,180 thousand approximated fair value.

Below is a roll-forward of the contingent consideration liability measured at estimated fair value for the following periods (in thousands):

	Three months ended
	March 27, 2022	March 28, 2021
Balance, beginning of period	$2,180	$4,311
Revaluation of contingent consideration liability	—	20
Cash paid	—	—

Balance, end of period	$2,180	$4,331

LiveWire EV

Notes to Combined financial statements

(Unaudited)

8) Product Warranty and Recall Campaigns

The Company provides a limited warranty on the new electric motorcycles for a period of two years, except for the battery which is covered for five years. The Company also provides limited warranties on parts and accessories and electric balance bikes. The warranty coverage for the retail customer generally begins when the product is sold to the retail customer. The Company accrues for future warranty claims when the Company transfers control to the customer using an estimated cost based primarily on historical Company claim information. In the case of both warranty and recall costs, as actual experience becomes available it is used to update the accruals.

Additionally, the Company may from time-to-time initiate certain voluntary recall campaigns. The Company records estimated recall costs when the liability is both probable and estimable. This generally occurs when the Company’s management approves and commits to a recall. The warranty and recall liability are included in Accrued liabilities and Other long-term liabilities on the Combined balance sheets.

Changes in the Company’s warranty and recall liability were as follows (in thousands):

	Three months ended
	March 27, 2022	March 28, 2021
Balance, beginning of period	$1,095	$778
Warranties issued during the period	31	156
Settlements made during the period	(138)	(305)
Currency translation adjustments	(16)	(1)
Recalls and changes to pre-existing warranty liabilities	108	49

Balance, end of period	$1,080	$677

The liability for recall campaigns included in the balance above was $268 thousand and $269 thousand as of March 27, 2022 and December 31, 2021, respectively.

9) Employee Retirement and Other Postretirement Benefits

Defined Benefit Plans and Other Postretirement Benefit Plans

The Parent sponsors a qualified pension plan and a postretirement healthcare plan which cover eligible Company employees and retirees. These defined benefit plans include both Company eligible employees and other employees of the Parent (“Shared” plans) and are accounted for as multiemployer benefit plans and the related net benefit plan assets and obligations are not included in the Company’s Combined balance sheets. A portion of the related net periodic benefit plan cost has been allocated to the Company based on an estimated cost per plan participant and allocations of corporate and other shared functional personnel. The Company recorded expense of $7 thousand and $43 thousand for the three months ended March 27, 2022 and March 28, 2021, respectively, for the Company’s allocation of net periodic pension and healthcare plan costs related to the Company’s employees. The Company is not required to make any contributions to the plans sponsored by the Parent.

Defined Contribution Plans

The Parent has various defined contribution benefit plans that in total cover substantially all full-time employees. Employees can make voluntary contributions in accordance with the provisions of their respective plan, which includes a 401(k)-tax deferral option.

LiveWire EV

Notes to Combined financial statements

(Unaudited)

On March 1, 2022, the Company established a LiveWire 401(k) plan for the benefit of the Company’s employees. In connection with the establishment of the LiveWire 401(k) plan, the Parent made all employer contributions to its 401(k) plan on behalf of the Company’s employees, prorated for the portion of the plan year ending March 1, 2022. Upon the establishment of the LiveWire 401(k) plan, each of the Company’s employees then-participating in the Parent’s 401(k) plan became fully vested in his or her account balance under the Parent’s 401(k) plan and their account balances under the Parent’s 401(k) plan were transferred to the LiveWire 401(k) plan.

The Company expensed $412 thousand and $162 thousand for the three months ended March 27, 2022 and March 28, 2021, respectively, related to defined contribution benefits plans contributions.

10) Commitments and Contingencies

The Company is subject to claims related to product and other commercial matters. In determining costs to accrue related to these items, the Company carefully analyzes cases and considers the likelihood of adverse judgments or outcomes, as well as the potential range of possible loss. The Company accrues for matters when losses are both probable and estimable. Any amounts accrued for these matters are monitored on an ongoing basis and are updated based on new developments or new information as it becomes available for each matter. Refer to Note 5, Additional Balance Sheet Information for a discussion of a supplier liability and Note 8, Product Warranty and Recall Campaigns for a discussion of warranty and recall liabilities. The Company had no product liability claims as of March 27, 2022 and March 28, 2021. The Company is self-insured for product liability claims, and the Parent maintains insurance for individual claim amounts in excess of the self-insured amounts.

11) Share-Based Awards

Certain employees of the Company participated in the Parent’s share-based compensation plan under which the Parent’s Board of Directors may grant to employees share-based awards, including RSUs and performance shares. As additional employees transferred from the Parent to the Company, any outstanding share-based awards previously granted have been transferred to the Company. All awards granted under the plans are based on the Parent’s common shares and, as such, were reflected in the Combined balance sheets as Net Parent investment and Accrued liabilities for equity-classified awards and liability-classified awards, respectively. Share-based compensation included in the Combined statements of operations and comprehensive loss includes expense attributable to the Company based on the awards and terms previously granted to the Company’s employees. Total share-based award compensation expense recognized by the Company for the three months ended March 27, 2022 and March 28, 2021 was $303 and $81 thousand, respectively. The cost of each equity-classified award is based on the fair value as of the grant date. The cost of each liability-classified award is based on the fair value at the grant date, subsequently remeasured at each reporting date until the date of settlement. Forfeitures for share-based awards are estimated at the grant date and adjusted when it is likely to change. Share-based award expense is recognized on a straight-line basis over the service periods. The expense recognized reflects the number of awards that are ultimately expected to vest based on service. At settlement, the Parent delivers common stock to participants from its authorized but unissued common stock.

During the three months ended March 27, 2022, the Company elected to cancel and convert outstanding RSUs held by 91 of the Company’s employees into the right to receive cash payments (each, an “RSU Payment”) on the date which the RSU award would otherwise become vested in accordance with the vesting schedule applied to such award immediately prior to cancellation of the award. The cancellation of equity-classified awards decreased share-based award expense and Net Parent investment by $171 thousand. The conversion to RSU Payments, which are liability-classified awards, increased share-based award expense and Accrued

LiveWire EV

Notes to Combined financial statements

(Unaudited)

liabilities by $474 thousand. The incremental compensation cost resulting from the modification of the RSUs was immaterial.

Each RSU Payment will (i) be in amount equal to (x) the number of shares of the Parent’s common stock subject to such RSU award that would have otherwise become vested on the applicable RSU vesting date in accordance with the applicable RSU vesting schedule, multiplied by (y) the closing trading price of a share of the Parent’s common stock on such RSU vesting date and (ii) be paid to the applicable employee of the Company on or within 30 days following the applicable RSU vesting date, subject to and conditioned upon such employee’s continued employment or service, as applicable, to the Company through the applicable vesting date.

As of March 27, 2022, there was $2,766 thousand of unrecognized compensation cost related to share-based awards, net of estimated forfeitures, that is expected to be recognized over a weighted-average period of 1.64 years.

12) Related Party Transactions

Historically, the Company has been managed and operated in the normal course of business by various Parent entities. Accordingly, certain costs have been allocated to the Company and are reflected as expenses in the Combined statements of operations and comprehensive loss. The Company considers the allocation methodologies used to be reasonable, such that the allocations appropriately reflect the various Parent entities’ historical expenses attributable to the Company for purposes of the Combined financial statements. However, the expenses reflected in the Combined financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if the Company had historically operated as a stand-alone independent entity. It is not practicable to estimate actual costs that would have been incurred had the Company been a standalone company during the periods presented. In addition, the expenses reflected in the Combined financial statements may not be indicative of expenses that the Company will incur in the future.

Manufacturing cost of sales

The Company produces electric motorcycles in manufacturing facilities shared with the Parent. Certain costs of goods sold for shared facilities and shared manufacturing of $863 thousand and $928 thousand for the three months ended March 27, 2022 and March 28, 2021, respectively, were specifically identified or allocated, mainly based on standard cost of production.

Operating expense allocation

The Parent provides technology support, marketing, engineering, shared assets, finance, and other corporate and administrative services such as treasury, human resources, and legal, to the Company. These expenses of $290 thousand and $330 thousand for the three months ended March 27, 2022 and March 28, 2021, respectively, have been allocated to the Company and are included in Selling, administrative and engineering expense in the Combined statements of operations and comprehensive loss, where direct assignment of costs incurred by the Parent was not possible or practical. These costs were allocated using related drivers associated with the nature of the business, such as gross revenue and wholesale motorcycle shipments. Other cost allocation metrics, such as headcount and square footage, were not deemed appropriate given the Company’s reliance on facilities and personnel that are shared with the Parent.

Cash management and financing

The Company’s Treasury function is maintained by the Parent. Accordingly, no cash, cash equivalents, or marketable securities have been attributed to the Combined financial statements, except for certain cash accounts.

LiveWire EV

Notes to Combined financial statements

(Unaudited)

Certain cash accounts and the notes payable to related party are retained by the Company because they were legally held by the Company. The Parent utilizes a centralized approach to cash management and the financing of its operations. Under this centralized cash management approach, the Parent provides funds to the Company.

Cash transfers from Parent related to services and funding for operations provided by the Parent were $18,723 thousand and $28,694 thousand for the period ended March 27, 2022 and March 28, 2021, respectively. Net contributions from the Parent are included within Net Parent investment in the Combined statements of changes in equity.

	Three months ended (in thousands)
	March 27, 2022	March 28, 2021
Net contribution from Parent	$18,552	$28,775
Stock compensation	171	(81)

Transfers from Parent per cash flow statement	$18,723	$28,694

Other transactions

All sales of electric motorcycles and related products to independent dealers in the US and Canada are financed by the purchasing independent dealers through HDFS, a wholly owned subsidiary of the Parent; therefore, accounts receivable related to these sales to independent dealers are recorded in Accounts receivable from related party on the Combined balance sheets. Amounts financed by independent dealers through HDFS, not yet remitted to the Company by HDFS on the dealers’ behalf are generally settled within 30 days.

The amounts included in the notes payable to related party on the Combined balance sheets relate to three lines of credit agreements with the Parent, two of which were entered into on December 23, 2020 and the third was entered into on July 6, 2021. There are no financial covenants associated with these lines of credit. Each of these agreements allow for earlier payment on demand of Parent in the event of default.

The Company’s first line of credit agreement has a maximum borrowing limit of $5,000 thousand with an interest rate of 6.6%. This line of credit was amended and restated on December 22, 2021 and matures on December 31, 2022. The Company had $2,000 thousand outstanding under this line of credit at March 27, 2022 and no outstanding amounts at December 31, 2021.

The Company’s second line of credit agreement with the Parent has a maximum borrowing limit of $10,000 thousand with an interest rate of 6.6% and matures on December 31, 2023. This line of credit agreement limits the use of proceeds to the payment of contingent consideration related to the Company’s purchase agreement for the acquisition of STACYC on March 4, 2019. The Company had $5,333 thousand outstanding under this line of credit at both March 27, 2022 and December 31, 2021.

The Company’s third line of credit agreement has a maximum borrowing limit of $60,000 thousand with an interest rate of 6.6%. This line of credit was amended and restated on December 22, 2021 and matures on December 22, 2022. The Company had $10,100 thousand and $100 thousand outstanding under this line of credit at March 27, 2022 and December 31, 2021, respectively.

LiveWire EV

Notes to Combined financial statements

(Unaudited)

The notes payable to related party presented on the Combined balance sheets included the following accrued interest amounts as of (in thousands):

	March 27, 2022	December 31, 2021
Current portion of notes payable to related party	$196	$3
Long-term portion of notes payable to related party	450	366

	$646	$369

Interest paid on the notes payable to related party was $0 thousand and $59 thousand for the three months ended March 27, 2022 and March 28, 2021, respectively. No related party notes payable were in default as of March 27, 2022.

13) Subsequent Events

The Company evaluated subsequent events through May 20, 2022, the date that the financial statements were issued.

Report of Independent Registered Public Accounting Firm

To the Parent and Management of LiveWire EV

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of LiveWire EV (the Company) as of December 31, 2021 and 2020, the related combined statements of operations and comprehensive loss, changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2021

Milwaukee, Wisconsin

April 14, 2022

LiveWire EV

US GAAP Combined financial statements

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands)

	2021	2020
Revenue, net (Note 3)	$35,806	$30,863
Costs and expenses:
Cost of goods sold	38,380	55,819
Selling, administrative and engineering expense	65,608	52,099

Operating expense	103,988	107,918

Operating loss	(68,182)	(77,055)

Other income (expense), net	302	(30)
Interest expense related party	(293)	(186)
Interest income	19	56

Loss before income taxes	(68,154)	(77,215)
Income tax provision	138	357

Net loss	(68,292)	(77,572)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(85)	236

Comprehensive loss	$(68,377)	$(77,336)

See accompanying notes to Combined financial statements.

LiveWire EV

US GAAP Combined financial statements

COMBINED BALANCE SHEETS

(In thousands)

	December 31,
	2021	2020
ASSETS
Current assets:
Cash	$2,668	$2,401
Accounts receivable, net (Note 2)	6,772	4,711
Accounts receivable from related party (Note 14)	124	35
Inventories, net (Note 5)	16,797	20,816
Other current assets (Note 5)	3,556	225

Total current assets	29,917	28,188
Property, plant, and equipment, net (Note 5)	17,894	11,860
Goodwill	8,327	8,327
Deferred tax assets (Note 4)	72	70
Lease assets (Note 7)	3,471	512
Intangible assets, net (Note 6)	2,271	2,733
Other long-term assets	—	50

Total assets	$61,952	$51,740

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$9,011	$6,432
Accrued liabilities (Note 5)	15,574	24,707
Current portion of contingent consideration liability (Note 8)	2,180	2,163
Current portion of notes payable to related party (Note 14)	103	1,049
Current portion of lease liabilities (Note 7)	1,146	526

Total current liabilities	28,014	34,877
Long-term supplier liability (Note 5)	5,330	7,798
Long-term portion of lease liabilities (Note 7)	2,423	—
Deferred tax liabilities (Note 4)	186	206
Long-term contingent consideration liability (Note 8)	—	2,148
Long-term portion of notes payable to related party (Note 14)	5,699	3,420
Other long-term liabilities	375	1,268
Commitments and contingencies (Note 11)

Total liabilities	42,027	49,717
Total equity:
Net Parent investment	19,780	1,793
Accumulated other comprehensive income	145	230

Total equity	19,925	2,023

Total liabilities and equity	$61,952	$51,740

See accompanying notes to Combined financial statements.

LiveWire EV

US GAAP Combined financial statements

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	December 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(68,292)	$(77,572)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	4,718	3,942
Change in valuation of contingent consideration liability	49	788
Payment of contingent consideration in excess of acquisition date fair value	(344)	(275)
Stock compensation expense	786	188
Deferred income taxes	(22)	98
Inventory write-down	2,456	3,019
Loss on disposal of property, plant, and equipment	850	—
Other, net	193	725
Changes in assets and liabilities:
Accounts receivable	(2,061)	(2,487)
Accounts receivable from related party	(89)	4,117
Inventories	1,563	(9,604)
Other current assets	(3,282)	24
Accounts payable and accrued liabilities	(11,064)	23,323

Net cash used by operating activities	(74,539)	(53,714)
Cash flows from investing activities:
Capital expenditures	(9,951)	(3,243)

Net cash used by investing activities	(9,951)	(3,243)
Cash flows from financing activities:
Borrowings on notes payable to related party	2,100	5,533
Repayment on notes payable to related party	(1,000)	(1,500)
Payment of contingent consideration up to acquisition date fair value	(1,836)	(1,905)
Transfers from Parent	85,493	56,176

Net cash provided by financing activities	84,757	58,304

Net increase in cash	267	1,347
Cash:
Cash, beginning of year	2,401	1,054

Cash, end of year	$2,668	$2,401

See accompanying notes to Combined financial statements.

LiveWire EV

US GAAP Combined financial statements

COMBINED STATEMENTS OF CHANGES IN EQUITY

(In thousands)

	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balance, December 31, 2019	$21,803	$(6)	$21,797
Net loss	(77,572)	—	(77,572)
Other comprehensive income	—	236	236
Net contribution from Parent	57,562	—	57,562

Balance, December 31, 2020	1,793	230	2,023
Net loss	(68,292)	—	(68,292)
Other comprehensive loss	—	(85)	(85)
Net contribution from Parent	86,279	—	86,279

Balance, December 31, 2021	$19,780	$145	$19,925

See accompanying notes to Combined financial statements.

LiveWire EV

US GAAP Combined Financial Statements

Notes to Combined financial statements

As of and for the years ended December 31, 2021 and 2020

1) Description of Business and Basis of Presentation

LiveWire EV (the “Company”) is composed of certain net assets and operating activities related to the historical electric vehicle operations of certain wholly owned indirect subsidiaries of Harley-Davidson, Inc (the “Parent”). The Parent has common shares listed on the New York Stock Exchange. The accompanying combined financial statements and footnotes (“Combined financial statements”) present the assets, liabilities, revenues, and expenses directly attributed to the Company, as well as certain allocations from the Parent. The Company does not operate as a separate, stand-alone entity and historically was included as part of the motorcycles and related products (“Motorcycles”) segment of the Parent.

The Company has one reportable segment that sells electric vehicles, parts and accessories, and apparel in the United States (US) and certain international markets. The Company introduced its first electric motorcycle in July 2019 as the Harley-Davidson LiveWire. In the second half of 2021, the Company established the LiveWire brand and introduced the rebranded LiveWire One electric motorcycles. The Company also sells electric balance bikes under the STACYC and H-D IRONe brands, as well as through private label arrangements. Electric motorcycles are sold at wholesale to a network of independent dealers and, beginning in the third quarter of 2021, at retail through a Company-operated retail partner and through online sales. Electric balance bikes are sold at wholesale to independent dealers and an independent distributor, as well as, direct to consumers online.

Merger / Business Combination with AEA-Bridges Impact Corp.

On December 13, 2021, the Parent and AEA-Bridges Impact Corp (ABIC), a special purpose acquisition company (SPAC) sponsored by executives of AEA Investors and Bridges Fund Management, announced that they entered into a definitive business combination agreement (Business Combination Agreement) under which ABIC will combine with the Company to create a new publicly traded company (Combined Company) which is expected to be listed on the New York Stock Exchange. The transaction will be financed by ABIC’s $400 million cash held in trust (assuming no redemptions by ABIC’s shareholders prior to the consummation of the transaction), a $100 million investment from the Parent, and a $100 million investment from an independent strategic investor, Kwang Yang Motor Co., Ltd. (KYMCO) through a private investment in public entity (PIPE) and expected net cash proceeds to the Company will be approximately $555 million, net of estimated transaction costs. In addition, to the extent any shares of the SPAC are redeemed, the Parent will invest an additional amount equal to the dollar value of such redemptions up to a maximum of $100 million. Upon closing of the transaction, the Parent will retain an equity interest in the Combined Company of 74%, ABIC’s shareholders will have an equity interest in the Combined Company of approximately 17%, assuming no redemptions, and ABIC’s founders and KYMCO will each have an equity interest in the Combined Company of approximately 4%. The transaction, which has been approved by the boards of directors of both the Parent and ABIC, is expected to close in the first half of 2022 and is subject to approval of ABIC shareholders as well as other customary closing conditions and regulatory approvals.

As a result of the Business Combination Agreement signed on December 12, 2021, the Parent and the Company expect to enter into a separation agreement (the Separation Agreement). In conjunction with the Separation Agreement, on the closing date and prior to the consummation of the business combination, certain assets and liabilities will be retained and will be settled by the Parent and will not transfer to the Company. Assets to be retained by the Parent include assets that related to electric motorcycles that are co-branded by the Company and the Parent. Liabilities to be retained and settled by the Parent include employee liabilities related to service rendered prior to the closing of the business combination; accounts payable outstanding for amounts owed to suppliers to manufacture electric motorcycles; a supplier liability for an excess firm purchase

LiveWire EV

US GAAP Combined Financial Statements

Notes to Combined financial statements

As of and for the years ended December 31, 2021 and 2020

commitment; the contingent consideration related to the STACYC acquisition; all notes payable to the Parent; and certain liabilities associated with product recalls that may arise related to the Harley-Davidson branded LiveWire motorcycle (see disclosure in Note 9, Product Warranty and Recall Campaigns). Pursuant to the Business Combination Agreement, each award of restricted stock units (RSUs) that is outstanding and held by an employee of the Company prior to the separation, will be cancelled and converted into the right to receive cash payments from the Company on the date which the RSUs would otherwise become vested in accordance with the vesting schedule applied to such award immediately prior to the conversion.

Basis of Presentation

The Combined financial statements present the Company as it was historically managed and operated by the Parent. The accompanying Combined financial statements have been derived from the consolidated financial statements and accounting records of the Parent to reflect the operations of the Company for the periods presented and have been prepared pursuant to the rules and regulations of the US Securities and Exchange Commission and in accordance with accounting principles generally accepted in the US (US GAAP). The Company’s financial information is presented as combined carve-out financial information using the historical results of operations and the historical bases of assets and liabilities of the Parent. Intercompany transactions within the Company have been eliminated in preparing the Combined financial statements.

Management of the Company believes assumptions underlying the Combined financial statements are reasonable. However, the Combined financial statements may not be indicative of the combined financial position, results of operations, and cash flows of the Company in the future or if it had operated independently of the Parent. Actual costs that would have been incurred if the Company had operated as a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, primarily including, technology support, marketing, finance, engineering, usage of shared assets, and other general corporate and administrative costs, such as treasury, human resources, and others. The Company also may incur additional costs associated with being a standalone, publicly listed company that were not included in the expense allocations and, therefore, would result in additional costs that are not reflected in the historical results of operations, financial position, and cash flows. Principal assumptions underlying the Combined financial statements include:

•

The Combined statements of operations and comprehensive loss include all revenues and costs directly attributable to the Company as well as an allocation of expenses from the Parent related to shared manufacturing costs, engineering expenses, selling expenses, general and administrative expenses, marketing expenses, employee-related expenses, charges for use of shared assets; and other expenses related to Parent’s corporate functions that provide support to the Company. The Parent allocates these costs to the Company using methodologies that management believes are appropriate and reasonable. Costs are generally attributed based on specific identification, legal obligation, or in another manner that best reflects the nature of how the expense is incurred, such as gross revenue, wholesale motorcycle shipments, standard cost, production units, and other allocation methods as deemed appropriate.

•

The Combined balance sheets include the attribution of certain assets and liabilities that have historically been held at the corporate level by the Parent, but which are specifically identifiable or attributable to the Company. The Parent’s cash management and financing activities are centralized. Accordingly, no cash has been attributed to the Combined financial statements, except for certain cash accounts legally held by entities included in the Combined financial statements.

LiveWire EV

US GAAP Combined Financial Statements

Notes to Combined financial statements

As of and for the years ended December 31, 2021 and 2020

•

Net Parent investment in the Combined statements of changes in Equity and the Combined balance sheets represents the accumulation of the Company’s net loss over time and the net effect of transactions with and allocations from the Parent.

•

Transactions between the Parent and the Company are generally considered to be effectively settled in cash at the time the transaction is recorded except for the notes payable to related party and accounts receivable from related party (see disclosure in Note 14, Related Party Transactions). The net effect of the settlement of transactions with the Parent is reflected in the combined statements of cash flows as a financing activity and in the Combined balance sheets as “Net Parent investment.”

•

Within the Combined financial statements and tables presented, certain columns and rows may not add due to the use of rounded numbers for disclosure purposes. Percentages presented are calculated from the underlying whole-dollar amounts.

Liquidity and Going Concern

The Company historically managed liquidity risk by effectively managing its working capital, capital expenditures, and cash flows, making use of a central treasury function at the Parent to manage pooled cash investments and borrowing requirements. As an early stage growth company, the Company did not currently have, nor did it expect to generate from operations, adequate liquidity to fund its operations for the next twelve months.

To alleviate such conditions, the Parent has committed to support the operating, investing and financing activities of the Company.

Management believes that cash on hand and the financial support from Parent will provide sufficient liquidity to meet the Company’s projected obligations for at least twelve months from April 14, 2022, the date these Combined financial statements were issued.

The Combined financial statements for the Company have been prepared on the basis of accounting policies applicable to a going concern. The going concern basis presumes that for the foreseeable future, funds will be available to finance future operations and that the realization of assets and settlement of liabilities, contingent obligations and commitments will occur in the ordinary course of business.

Pursuant to the Business Combination Agreement, KYMCO and the Parent have committed to invest $100 million in the Combined Company, through a PIPE, at the closing of the potential business combination with ABIC. Further, upon the closing of the potential business combination, ABIC’s $400 million of cash held in trust, assuming no redemptions, would become available to fund expenses in connection with the business combination or future cash needs of the Combined Company.

2) Summary of Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with US GAAP requires the Company’s management to make estimates and assumptions that affect the amounts reported in the Combined financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash – The Parent utilizes a centralized approach to cash management and the financing of its operations. Under this centralized cash management program, the Parent provides funds to the Company. These transactions

LiveWire EV

US GAAP Combined Financial Statements

Notes to Combined financial statements

As of and for the years ended December 31, 2021 and 2020

are recorded in Net Parent investment when advanced. Accordingly, none of the Parent’s cash has been assigned to the Company in the Combined financial statements except for certain cash accounts that are retained by the Company because they were legally held by entities included in the Combined financial statements of the Company.

Accounts Receivable, net – All sales of electric motorcycles and related products to independent dealers in the US and Canada are financed by the purchasing independent dealers through Harley-Davidson Financial Services, Inc (HDFS), a wholly owned subsidiary of the Parent; therefore accounts receivable related to these sales to independent dealers are recorded in Accounts receivable from related party on the Combined balance sheets. Outside the US and Canada, the Company’s sales of motorcycles and related products are sold to independent dealers, generally, on open account and the resulting receivables are included in Accounts receivable, net on the Combined balance sheets. In addition, all accounts receivable related to sales of electric balance bikes are also included in Accounts receivable, net on the Combined balance sheets. The allowance for doubtful accounts deducted from total accounts receivable was $66 thousand and $11 thousand as of December 31, 2021 and 2020, respectively. The Company’s evaluation of the allowance for doubtful accounts includes a review to identify non-performing accounts which are evaluated individually. The remaining accounts receivable balances are evaluated in the aggregate based on an aging analysis. The allowance for doubtful accounts is based on factors including past loss experience, the value of collateral, and if applicable, reasonable and supportable economic forecasts. Accounts receivable are written down once management determines that the specific customer does not have the ability to repay the balance in full.

Inventories – Total inventories have been valued at the lower of cost or net realizable value using FIFO costing method for electric motorcycles and related products and average costing method for electric balance bikes. The Company’s determination of net realizable value considers the impact of sales incentives and excess and obsolete inventory based upon an assessment of historical trends, current market conditions and forecasted product demand.

Property, Plant and Equipment, net – Property, plant and equipment is recorded at cost, net of accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of each class of property, plant and equipment generally consist of 7 years for building and leasehold improvements, 3 to 10 years for machinery and equipment, and 3 years for tooling and software.

Goodwill – Goodwill represents the excess of acquisition cost over the fair value of the net assets purchased. Goodwill is tested for impairment, based on financial data related to the reporting unit to which it has been assigned, at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and an impairment loss is recognized for the amount by which the carrying amount exceeds the fair value, limited to the total goodwill allocated to the reporting unit. During 2021 and 2020, the Company tested its goodwill balances for impairment and no impairment charges were recorded to goodwill as a result of those impairment tests.

Long-Lived Assets – The Company periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such review. The Company assesses the recoverability of long-lived assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the assets, if any, are less than the carrying value of the asset. If the

LiveWire EV

US GAAP Combined Financial Statements

Notes to Combined financial statements

As of and for the years ended December 31, 2021 and 2020

carrying value of a long-lived asset is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset for assets to be held and used. The Company also reviews the useful life of its long-lived assets when events and circumstances indicate that the actual useful life may be shorter than originally estimated. In the event the actual useful life is deemed to be shorter than the original useful life, depreciation is adjusted prospectively so that the remaining book value is depreciated over the revised useful life.

Research and Development Expenses – Expenditures for research activities relating to product development are charged against income as incurred. Research and development expenses were $35,308 thousand and $23,036 thousand for 2021 and 2020, respectively, and presented within Selling, administrative and engineering expense on the Combined statements of operations and comprehensive loss.

Advertising Costs – The Company expenses the production cost of advertising the first time the advertising takes place within Selling, administrative and engineering expense on the Combined statements of operations and comprehensive loss. Advertising costs relate to the Company’s efforts to promote its products and brands through the use of media and other means. During 2021 and 2020, the Company incurred $5,344 thousand and $2,602 thousand in advertising costs, respectively.

Shipping and Handling Costs – The Company classifies shipping and handling costs as a component of Cost of goods sold.

Fair Value Measurements – The Company assesses the inputs used to measure fair value using a three-tier hierarchy.

•	Level 1 inputs include quoted prices for identical instruments and are the most observable.

•	Level 2 inputs include quoted prices for similar assets and observable inputs.

•	Level 3 inputs are not observable in the market and include the Company’s judgments about the assumptions market participants would use in pricing the asset or liability.

The Company has a contingent consideration liability in connection with the 2019 acquisition of STACYC, Inc (STACYC) that is classified as a Level 3 fair value measurement. The Company assesses fair value of the liability at each reporting period (see Note 8, Fair Value Measurements).

The fair value of financial instruments classified as Cash, Accounts Receivable, net, and Accounts Payable approximate carrying value due to the short-term nature and the relative liquidity of the instruments.

Income Taxes – The Company’s income taxes as presented are calculated on a separate tax return basis. The Company’s operations have historically been included in the Parent’s U.S. federal and state tax returns or non-U.S. jurisdictions tax returns. The Company does not maintain taxes payable to/from the Parent and are deemed to settle the annual current tax balances immediately with the legal tax-paying entities in the respective jurisdictions. These settlements are reflected as changes in Net Parent investment. The provision for income taxes is determined by the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. In assessing the need for a valuation allowance, a review involves future reversal of existing taxable temporary differences, taxable income in carryback years, the feasibility of tax planning strategies and estimated future taxable income. The valuation allowance can be affected by changes to tax laws, changes to statutory tax rates and changes to future taxable income estimates.

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US GAAP Combined Financial Statements

Notes to Combined financial statements

As of and for the years ended December 31, 2021 and 2020

Subsequent Events – The Company evaluated subsequent events through April 14, 2022, the date that the financial statements were issued, and determined that there have been no events that have occurred that would require adjustments to our disclosures in the Combined financial statements.

New Accounting Standards

Accounting Standards Recently Adopted

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (ASU 2019-12). The new guidance eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The Company adopted ASU 2019-12 on January 1, 2021 on a prospective basis. The adoption did not have a material impact on the Combined financial statements.

3) Revenue

The Company recognizes revenue when it satisfies a performance obligation by transferring control of a good or service to a customer. Revenue is measured based on the consideration that the Company expects to be entitled to in exchange for the goods or services transferred. Taxes that are collected from a customer concurrent with revenue-producing activities are excluded from revenue.

Disaggregated Revenue, net by major source was as follows for the years ended December 31, (in thousands):

	2021	2020
Electric motorcycles	$8,706	$12,846
Electric balance bikes	26,101	16,544
Parts and accessories	904	1,422
Apparel	95	51

Revenue, net	$35,806	$30,863

Revenue from the sale of electric motorcycles, electric balance bikes as well as parts and accessories and apparel are recorded when control is transferred to the customer, generally at the time of shipment to independent dealers and distributors or at the time of delivery to retail customers.

The Company offers sales incentive programs to independent dealers and retail customers designed to promote the sale of its products. The Company estimates its variable consideration related to its sales incentive programs using the expected value method. The Company accounts for consideration payable to a customer as part of its sales incentives as a reduction of revenue, which is accrued at the later of the date the related sale is recorded or the date the incentive program is both approved and communicated.

During 2020, the Company made a sales concession to certain of its independent dealers related to retail store investments they had made for the sale and service of Harley-Davidson branded electric motorcycles. At the end of 2020, the Company was in the process of re-evaluating its long-term strategic direction for its electric vehicle operations, including the distribution strategy. Given the critical importance of the relationship between

LiveWire EV

US GAAP Combined Financial Statements

Notes to Combined financial statements

As of and for the years ended December 31, 2021 and 2020

the Company and its dealers, the Company made a one-time concession payment, which was based on the investments the dealers had made. There were no commitments for future purchases from the dealers in exchange for the payment. As a result of this concession, the Company recorded a reduction to revenue of $15,271 thousand during 2020 for the change in the transaction consideration on previously recognized revenue related to electric vehicles sold by the Company to independent dealers through December 31, 2020. A corresponding amount was recorded in Accrued liabilities as of December 31, 2020. The Company has not historically offered similar concessions, did not offer similar concessions during 2021, and it does not anticipate similar concessions in the future.

The Company offers the right to return eligible parts and accessories and apparel. When the Company offers a right to return, it estimates returns based on an analysis of historical trends and records revenue on the initial sale only in the amount that it expects to be entitled. The remaining consideration is deferred in a refund liability account. The refund liability is remeasured for changes in the estimate at each reporting date with a corresponding adjustment to revenue.

Variable consideration related to sales incentives and rights to return is adjusted at the earliest of when the amount of consideration the Company expects to receive changes, or the consideration becomes fixed. Adjustments for variable consideration related to previously recognized sales were not material during 2021 and 2020.

Shipping and handling costs associated with freight after control of a product has transferred to a customer are accounted for as fulfillment costs. The Company accrues for the shipping and handling in the same period that the related revenue is recognized.

The Company offers standard, limited warranties on its motorcycles, electric balance bikes, and parts and accessories. These warranties provide assurance that the product will function as expected and are not separate performance obligations. The Company accounts for estimated warranty costs as a liability when control of the product transfers to the customer.

Contract Liabilities

The Company maintains certain deferred revenue balances related to payments received at contract inception in advance of the Company’s performance under the contract and generally relates to customer deposits for electric balance bikes. Deferred revenue is recognized as revenue as the Company performs under the contract. Deferred revenue, included in Accrued liabilities on the Combined balance sheets, was as follows as of December 31, (in thousands):

	2021	2020
Balance, beginning of period	$149	$—
Balance, end of period	1,644	149

Previously, deferred revenue recognized as revenue in 2021 was $149 thousand. The Company expects to recognize approximately $1,644 thousand of the remaining deferred revenue in 2022.

4) Income Taxes

The Income tax provision has been calculated using the separate return method, which is meant to reflect how taxes would have been recorded, had the Company filed its own tax return.

LiveWire EV

US GAAP Combined Financial Statements

Notes to Combined financial statements

As of and for the years ended December 31, 2021 and 2020

Income tax provision for the years ended December 31, consists of the following (in thousands):

	2021	2020
Current
Federal	$—	$—
State	56	89
Foreign	104	170

Current income tax provision	160	259

Deferred
Federal	61	218
State	(81)	(50)
Foreign	(2)	(70)

Deferred income tax provision	(22)	98

Total income tax provision	$138	$357

The components of Loss before income taxes for the years ended December 31, were as follows (in thousands):

	2021	2020
Domestic	$(68,534)	$(77,611)
Foreign	380	396

Loss before income taxes	$(68,154)	$(77,215)

The Income tax provision differs from the amount that would be provided by applying the statutory US corporate income tax rate for the years ended December 31, due to the following items (in thousands):

	2021	2020
Benefit at statutory rate	$(14,312)	$(16,213)
State taxes, net of federal benefit	(1,139)	(1,372)
Foreign rate differential	8	5
Nondeductible expenses	420	—
Unrecognized tax benefits including interest and penalties	6	11
Unbenefited losses	14,770	17,337
Valuation allowance	380	578
Other	5	11

Income tax provision	$138	$357

The Company generated operating losses in each of the years presented. The income tax benefit recognized related to these losses was zero for the years ended December 31, 2021 and 2020 after an assessment of the available positive and negative evidence. Operating results of the Company have historically been included in the consolidated federal and combined state tax returns of the Parent and the resulting tax attributes have been fully utilized by the Parent and are no longer available to the Company for future use. As a result, any hypothetical net operating loss attributes and related valuation allowances are deemed to have been distributed to the Parent

LiveWire EV

US GAAP Combined Financial Statements

Notes to Combined financial statements

As of and for the years ended December 31, 2021 and 2020

through Net Parent investment. Future income tax provisions may be impacted by future changes in the realizability of the hypothetical net operating loss deferred tax assets. The difference between the benefit at the statutory rate and the income tax provision related to these operating losses is reflected in the table above as Unbenefited losses.

Except for certain separate state NOLs which belong to the Company, no US federal or consolidated state NOLs are reflected in the financials presented. After an assessment of the positive and negative evidence regarding the realizability of the separate state NOLs reflected in the financials, it was determined a valuation allowance was required. Additionally, it was necessary to assess the positive and negative evidence of the realizability of the US federal and consolidated state net deferred tax asset balance for the periods ending December 31, 2021 and 2020. After such an assessment, it was determined a valuation allowance was required. The difference between the benefit at the statutory rate and the income tax provision related to these valuation allowances is reflected in the table above as Valuation allowance.

The principal components of the Company’s deferred income tax assets and liabilities as of December 31, include the following (in thousands):

	2021	2020
Deferred tax assets
Accruals not yet tax deductible	$2,379	$1,545
Stock compensation	67	53
Net operating loss and credit carryforwards	1	50
UNICAP	11	12
Amortization, book in excess of tax	258	—
Lease liability	812	120
Other	346	850

Deferred tax assets before valuation allowance	$3,874	$2,630
Less: Valuation allowance	(915)	(594)

Total deferred tax assets	2,959	2,036

Deferred tax liabilities
Depreciation, tax in excess of book	(2,283)	(1,871)
Amortization, tax in excess of book	—	(184)
Right-of-use asset	(790)	(117)

Total deferred tax liabilities	(3,073)	(2,172)

Net deferred tax liability	$(114)	$(136)

The net deferred tax liability balance decreased from December 31, 2020 to December 31, 2021 primarily due to an increase in the deferred tax asset balance related to accruals and amortization.

The Company recognizes interest and penalties related to unrecognized tax benefits in Income tax provision. The amount of unrecognized tax benefits as of December 31, 2021 and 2020, and associated interest and penalties, that, if recognized would affect the effective tax rate, were not material. Additionally, the Company would not be liable for any incremental taxes payable, interest or penalties, which remain as the Parent’s obligation.

LiveWire EV

US GAAP Combined Financial Statements

Notes to Combined financial statements

As of and for the years ended December 31, 2021 and 2020

5) Additional Balance Sheet Information

Inventories, net consisted of the following as of December 31, (in thousands):

	2021	2020
Raw materials and work in progress	$5,233	$3,999
Electric motorcycles and electric balance bikes	8,636	15,320
Parts and accessories and apparel	2,928	1,497

	$16,797	$20,816

Inventory valuation reserves deducted from cost were $7,021 thousand and $5,200 thousand as of December 31, 2021 and 2020, respectively.

Other current assets include prepaid supplier deposits of $3,025 thousand as of December 31, 2021 relating to future inventory purchases.

Property, plant and equipment, net consisted of the following as of December 31, (in thousands):

	2021	2020
Tooling	$10,155	$8,824
Leasehold improvements	1,266	1,224
Machinery and equipment	3,317	2,098
Software	2,798	307
Construction in progress	9,746	4,635

	27,282	17,088
Accumulated depreciation	(9,388)	(5,228)

	$17,894	$11,860

Depreciation was $4,256 thousand and $3,480 thousand for the years ending December 31, 2021 and 2020, respectively. Software, net of accumulated depreciation, included in Property, plant and equipment, net, was $2,242 thousand and $229 thousand as of December 31, 2021 and 2020, respectively. The Company had $3,651 thousand and $2,461 thousand related to purchases of Property, plant and equipment included in Accounts payable as of December 31, 2021, and 2020, respectively.

Accrued liabilities consisted of the following as of December 31, (in thousands):

	2021	2020
Sales concession	$—	$15,271
Payroll, employee benefits and related expenses	6,129	2,857
Engineering expenses	2,680	3,030
Deferred revenue	1,644	149
Tax-related accruals	918	372
Sales incentive programs	795	433
Warranty and recalls	720	473
Other	2,688	2,122

	$15,574	$24,707

LiveWire EV

US GAAP Combined Financial Statements

Notes to Combined financial statements

As of and for the years ended December 31, 2021 and 2020

Long-term supplier liability consisted of an excess firm purchase commitment to a supplier of $5,330 thousand as of December 31, 2021, and $7,798 thousand as of December 31, 2020. During the fourth quarter of 2021, the Company made a shortfall payment of $2,631 thousand covering calendar years 2019 through 2021. Based on contractual terms, beginning with calendar year 2022, the Company expects to pay in January of each calendar year any amounts due from the preceding calendar year.

6) Intangible Assets

Intangible assets, net, consisted of trademarks, patents, distributor relationships, and non-compete agreements with estimated remaining useful lives ranging from 5 to 10 years. Intangible assets are amortized on a straight-line basis and the weighted-average amortization period for all amortizable intangibles on a combined basis is 8.5 years.

Intangible assets, net, as of December 31, were as follows (in thousands):

	2021			2020
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Trademarks	$2,500	$(708)	$1,792	$2,500	$(458)	$2,042
Non-compete agreements	640	(363)	277	640	(235)	405
Others	440	(238)	202	440	(154)	286

	$3,580	$(1,309)	$2,271	$3,580	$(847)	$2,733

Amortization of Intangible assets, net, recorded in Selling, administrative and engineering expense on the Combined statements of operations and comprehensive loss was $462 thousand for 2021 and 2020. Future amortization of the Company’s intangible assets of December 31, 2021 is as follows (in thousands):

2022	$462
2023	462
2024	289
2025	254
2026	254
Thereafter	550

$2,271

7) Leases

The Company determines if an arrangement is or contains a lease at contract inception.

Right of Use (ROU) assets represent the Company’s right to use an underlying asset over the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the lease term. The ROU asset also includes prepaid lease payments and initial direct costs and is reduced for lease incentives paid by the lessor. The discount rate used to determine the present value is generally the Parent’s incremental borrowing rate because the implicit rate in the lease is not readily determinable. The lease term used to calculate the ROU asset and lease liabilities includes periods covered by options to extend or terminate when the Company is reasonably certain the lease term will include these optional periods.

LiveWire EV

US GAAP Combined Financial Statements

Notes to Combined financial statements

As of and for the years ended December 31, 2021 and 2020

In accordance with ASC Topic 842, the Company elected the short-term lease practical expedient that allows entities to recognize lease payments on a straight-line basis over the lease term for leases with a term of 12 months or less. The Company has also elected the practical expedient under ASC Topic 842 allowing entities to not separate non-lease components from lease components, but instead account for such components as a single lease component for all leases except leases involving assets used in manufacturing and distribution processes.

The Company has operating real estate lease arrangements. The Company’s leases have a remaining lease term of 1 to 5 years. The Company’s leases do not contain any material residual value guarantees or material restrictive covenants.

Operating lease expense for the years ended December 31, 2021 and 2020 was $1,008 thousand and $817 thousand, respectively.

Balance sheet information related to the Company’s leases as of December 31, was as follows (in thousands):

	2021	2020
ROU assets	$3,471	$512
Current portion of lease liabilities	$1,146	$526
Long-term portion of lease liabilities	2,423	—

	$3,569	$526

Future maturities of the Company’s operating lease liabilities as of December 31, 2021 were as follows (in thousands):

Future lease payments:
2022	$1,184
2023	1,217
2024	887
2025	209
2026	150

3,647
Present value discount	(78)

Lease liabilities	$3,569

Other lease information surrounding the Company’s operating leases as of December 31, was as follows (dollars in thousands):

	2021	2020
Cash outflows for amounts included in the measurement of lease liabilities	$924	$819
ROU assets obtained in exchange for lease obligations	$3,940	$—
Lease modifications	$—	$(83)
Weighted-average remaining lease term (in years)	3.26	0.74
Weighted-average discount rate	1.29%	3.66%

LiveWire EV

US GAAP Combined Financial Statements

Notes to Combined financial statements

As of and for the years ended December 31, 2021 and 2020

8) Fair Value Measurements

As of December 31, 2021, and 2020, the Company had a contingent consideration obligation related to an aggregate earnout payment associated with the Parent’s 2019 acquisition of STACYC, Inc. The contingent consideration relates to an aggregate earnout payment with a potential payout ranging from $0 to $6,540 thousand based on the achievement of sales volume targets during the twelve-month performance periods beginning in June 2019, 2020, and 2021, respectively. Each annual period has its own milestone target and related potential earn-out payment. The earnout is payable in three installments during 2020, 2021, and 2022. The Company recorded a liability of $4,978 thousand at the acquisition-date for the fair value based on the likelihood of contingent earn-out payments as part of the total consideration. In 2021 and 2020, the Company made payments of $2,180 thousand during each period based on the full achievement of performance targets for the first two annual performance periods. As of December 31, 2021, the Company has one final installment due August 2022. The final installment, which will ultimately be determined based on the achievement of performance targets for the period beginning June 1, 2021 through May 31, 2022 was recorded at the maximum payout due as of December 31, 2021. Based on the achievement against the performance targets as of December 31, 2021, the Company determined that the maximum remaining payout of $2,180 thousand approximated fair value.

The fair value as of December 31, 2020 was estimated using a Monte Carlo simulation that utilized key assumptions defined in the earnout agreement including sales volume performance periods, caps, and floors. Changes to the fair value of the contingent consideration liability using a Monte-Carlo simulation can result from changes to one or more inputs, including discount rates, the probabilities of achieving the sales volume targets, and the time required to achieve the sales volume targets. Significant judgment was employed in determining the appropriateness of these inputs, which reflect the Company’s assumptions on the best market information available under the circumstances. In any given period, changes to the inputs, or significant increases or decreases to the inputs in isolation, could have resulted in a significantly lower or higher fair value ascribed to the contingent consideration and have a material impact on the Company’s financial position and results of operations.

The fair value of the Company’s contingent consideration liability as of December 31, 2020 was calculated using the following significant unobservable inputs:

	December 31, 2020
Discount Rate per performance period [a]	2020: 0.6 2021: 0.7	% %
Revenue Volatility [b]	25%
Revenue Metric Risk Premium [c]	11%

[a]	Discount rates applied in arriving at expected cash flow are based on the Company’s estimated cost of debt over the appropriate time horizon as it relates to the annual contingent payments.
[b]	Revenue volatility is based on historical revenue volatility data observed for guideline public companies and selected as the product volume volatility assumption for the Monte-Carlo Simulation.
[c]	The Revenue Metric Risk Premium was calculated based on the risk-free rate, revenue beta, equity risk premium, size premium and company-specific risk premium.

LiveWire EV

US GAAP Combined Financial Statements

Notes to Combined financial statements

As of and for the years ended December 31, 2021 and 2020

Below is a roll-forward of the contingent consideration liability measured at estimated fair value using Level 3 inputs for the years ended December 31, 2021 and 2020 (in thousands):

Roll-forward of Fair Value Using Level 3 Inputs
Balance, as of December 31, 2019	$5,703
Remeasurement of contingent consideration liability	788
Cash payment	(2,180)

Balance, as of December 31, 2020	$4,311
Remeasurement of contingent consideration liability	49
Cash payment	(2,180)

Balance, as of December 31, 2021	$2,180

The change in fair value recognized in net earnings is recorded in Selling, administrative and engineering expense in the Combined statements of operations and comprehensive loss. During 2021 and 2020, the Company remeasured the contingent consideration liability and recorded an increase of $49 thousand and $788 thousand, respectively, due to an increased likelihood of the actual achievement for milestones being reached.

9) Product Warranty and Recall Campaigns

The Company provides a limited warranty on the new electric motorcycles for a period of two years, except for the battery which is covered for five years. The Company also provides limited warranties on parts and accessories and electric balance bikes. The warranty coverage for the retail customer generally begins when the product is sold to the retail customer. The Company accrues for future warranty claims at the time of sale using an estimated cost based primarily on historical Company claim information. In the case of both warranty and recall costs, as actual experience becomes available it is used to update the accruals.

Additionally, the Company may from time-to-time initiate certain voluntary recall campaigns. The Company records estimated recall costs when the liability is both probable and estimable. This generally occurs when the Company’s management approves and commits to a recall. The warranty and recall liability are included in Accrued liabilities and Other long-term liabilities on the Combined balance sheets.

Changes in the Company’s warranty and recall liability were as follows as of December 31, (in thousands):

	2021	2020
Balance, beginning of period	$778	$262
Warranties issued during the period	575	667
Settlements made during the period	(933)	(615)
Currency Translation Adjustments	(1)	12
Provision for recalls and changes to pre-existing warranty liabilities	676	452

Balance, end of period	$1,095	$778

The liability for recall campaigns, included in the totals above, was $269 thousand and $335 thousand as of December 31, 2021 and 2020, respectively.

LiveWire EV

US GAAP Combined Financial Statements

Notes to Combined financial statements

As of and for the years ended December 31, 2021 and 2020

10) Employee Retirement and Other Postretirement Benefits

Defined Benefit Plans and Other Postretirement Benefit Plans

The Parent sponsors a qualified pension plan and a postretirement healthcare plan which cover eligible Company employees and retirees. These defined benefit plans include both Company eligible employees and other employees of the Parent (“Shared” plans) and are accounted for as multiemployer benefit plans and the related net benefit plan assets and obligations are not included in the Company’s Combined balance sheets. A portion of the related net periodic benefit plan cost has been allocated to the Company based on an estimated cost per plan participant and allocations of corporate and other shared functional personnel. The Company recorded income of $11 thousand and expenses of $123 thousand for the years ended December 31, 2021, and 2020, respectively, for the Company’s allocation of net periodic pension and healthcare plan costs related to the Company’s employees. In 2021, the allocation of net periodic pension costs includes a curtailment gain recorded in connection with the Parent’s decision to cease benefit accruals for salaried employees after December 31, 2022. The Company is not required to make any contributions to the plans sponsored by the Parent.

Defined Contribution Plans

The Parent has various defined contribution benefit plans that in total cover substantially all full-time employees. Employees can make voluntary contributions in accordance with the provisions of their respective plan, which includes a 401(k)-tax deferral option. The Parent makes additional contributions to the plans on behalf of the employees and the Company expensed $903 thousand and $674 thousand for the years ended December  31, 2021 and 2020, respectively.

11) Commitments and Contingencies

The Company is subject to claims related to product and other commercial matters. In determining costs to accrue related to these items, the Company considers the likelihood of adverse judgments or outcomes, as well as the potential range of possible loss. Any amounts accrued for these matters are monitored on an ongoing basis and are updated based on new developments or new information as it becomes available for each matter. Refer to Note 5, Additional Balance Sheet Information for a discussion of a supplier liability and Note 9, Product Warranty and Recall Campaigns for a discussion of warranty and recall liabilities. The Company had no product liability claims as of December 31, 2021 and 2020. The Company is self-insured for product liability claims, and the Parent maintains insurance for individual claim amounts in excess of the self-insured amounts.

The Company had been cooperating in an investigation by the U.S. Consumer Product Safety Commission (CPSC) regarding its STACYC electric balance bike and a potential safety hazard. In the first quarter of 2022, the CPSC closed its investigation concluding that no further action would be taken by the CPSC. Based on the CPSC’s conclusion and the Company’s internal evaluation and testing, the Company has concluded that the matter does not warrant a product recall.

12) Share-Based Awards

Certain employees of the Company participate in the Parent’s share-based compensation plan under which the Parent’s Board of Directors may grant to employees share-based awards including RSUs and performance shares. As additional employees transferred from Parent to the Company, any outstanding share-based awards previously granted have been transferred to the Company. All awards granted under the plans are based on the Parent’s common shares and, as such, are reflected in the Combined balance sheets as Net Parent investment. Share-based compensation included in the Combined statements of operations and comprehensive loss includes

LiveWire EV

US GAAP Combined Financial Statements

Notes to Combined financial statements

As of and for the years ended December 31, 2021 and 2020

expense attributable to the Company based on the awards and terms previously granted to the Company’s employees. Total share-based award compensation expense recognized by the Company for the years ended December 31, 2021 and 2020 was $786 thousand and $188 thousand, respectively. The cost of each share-based award is based on the grant date fair value. Forfeitures for share-based awards are estimated at the grant date and adjusted when it is likely to change. Share-based award expense is recognized on a straight-line basis over the service periods of each separately vesting tranche within the awards. The expense recognized reflects the number of awards that are ultimately expected to vest based on service.

At settlement, the Parent delivers common stock to participants from its authorized but unissued common stock.

The activity for these awards for Company employees for the year ended December 31, 2021 was as follows (in thousands, except for per share amounts):

	Units	Weighted-Average Grant Date Fair Value per Share
Nonvested, beginning of period	11	$36
Prior year grants transferred from Parent	24	$37
Granted	59	$33
Vested	(14)	$38
Forfeited	(4)	$34

Nonvested, end of period	76	$33

As of December 31, 2021, there was $1,427 thousand of unrecognized compensation cost related to RSUs and performance shares, net of estimated forfeitures, that is expected to be recognized over a weighted-average period of 1.95 years.

13) Geographic Information

The Company sells products in the North America, Europe/Middle East/Africa (EMEA) and Asia Pacific regions. Revenue is attributed to geographic regions based on the location of customer.

Included in the Combined financial statements are the following amounts relating to geographic locations for the years ended December 31, (in thousands):

	2021	2020
Revenue:
North America	$25,057	$24,161
EMEA	6,893	6,601
Asia Pacific	3,856	101

	$35,806	$30,863

Long-lived assets	$17,894	$11,860

As of December 31, 2021, and 2020, the majority of the Company’s long-lived assets were located in North America. Long-lived assets outside of North America are not material.

LiveWire EV

US GAAP Combined Financial Statements

Notes to Combined financial statements

As of and for the years ended December 31, 2021 and 2020

14) Related Party Transactions

Historically, the Company has been managed and operated in the normal course of business by various Parent entities. Accordingly, certain costs have been allocated to the Company and are reflected as expenses in the Combined statements of operations and comprehensive loss. The Company considers the allocation methodologies used to be reasonable, such that the allocations appropriately reflect the various Parent entities’ historical expenses attributable to the Company for purposes of the Combined financial statements. However, the expenses reflected in the Combined financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if the Company had historically operated as a stand-alone independent entity. It is not practicable to estimate actual costs that would have been incurred had the Company been a standalone company during the periods presented. In addition, the expenses reflected in the Combined financial statements may not be indicative of expenses that the Company will incur in the future.

Manufacturing cost of sales

The Company produces electric motorcycles in manufacturing facilities shared with the Parent. Certain costs of goods sold for shared facilities and shared manufacturing of $4,442 thousand and $4,536 thousand for December 31, 2021 and 2020, respectively, were specifically identified or allocated, mainly based on standard cost of production.

Operating expense allocation

The Parent provides technology support, marketing, engineering, shared assets, finance, and other corporate and administrative services to the Company. Costs for the years ended December 31, 2021 and 2020 of $2,166 thousand and $6,454 thousand, respectively, related to these services. These expenses have been allocated to the Company and are included in Selling, administrative and engineering expense in the Combined statements of operations and comprehensive loss, where direct assignment of costs incurred by the Parent was not possible or practical. These costs were allocated using related drivers associated with the nature of the business, such as gross revenue and wholesale motorcycle shipments. As a result, the allocations of these costs will fluctuate based on changes in these drivers. Other cost allocation metrics, such as headcount and square footage, were not deemed appropriate given the Company’s reliance on facilities and personnel that are shared with the Parent.

Cash management and financing

The Company’s Treasury function is maintained by the Parent. Accordingly, no cash, cash equivalents, or marketable securities have been attributed to the Combined financial statements, except for certain cash accounts. Certain cash accounts and the notes payable to related party are retained by the Company because they were legally held by the Company. The Parent utilizes a centralized approach to cash management and the financing of its operations. Under this centralized cash management approach, the Parent provides funds to the Company.

LiveWire EV

US GAAP Combined Financial Statements

Notes to Combined financial statements

As of and for the years ended December 31, 2021 and 2020

Cash transfers from Parent related to services provided by the Parent were $85,493 thousand and $56,176 thousand for the years ended December 31, 2021 and 2020, respectively. Net contributions from the Parent are included within Net Parent investment in the Combined statements of changes in equity.

Net contribution from Parent reconciliation to transfers from Parent	2021	2020
Net contribution from Parent	$86,279	$57,562
Net change in unbenefited losses remaining with Parent	—	(1,198)
Stock compensation expense	(786)	(188)

Transfers from Parent	85,493	56,176

Transfer from Parent per cash flow statement	$85,493	$56,176

The net change in unbenefited losses is a reconciling item as the net operating loss generated and corresponding valuation allowance were deemed to be distributed to Parent through Net Parent investment rather than recorded on the Company’s balance sheet, as the resulting attribute was deemed to be used by Parent. See Note 4, Income taxes for further discussion.

Other transactions

All sales of electric motorcycles and related products to independent dealers in the US and Canada are financed by the purchasing independent dealers through HDFS, a wholly owned subsidiary of the Parent; therefore, accounts receivable related to these sales to independent dealers are recorded in Accounts receivable from related party on the Combined balance sheets. Amounts financed by independent dealers through HDFS, not yet remitted to the Company by HDFS on the dealers’ behalf, are generally settled within 30 days.

The amounts included in the notes payable to related party on the Combined balance sheets relate to three line of credit agreements with the Parent, two of which were entered into on December 23, 2020 and the third was entered into on July 6, 2021. There are no financial covenants associated with these lines of credit. Each of these agreements allow for earlier payment on demand of Parent in the event of default.

The Company’s first line of credit agreement has a maximum borrowing limit of $5,000 thousand with an interest rate of 6.6%. This line of credit was amended and restated on December 22, 2021 and matures on December 31, 2022. On December 31, 2021, the Company had no outstanding amount under this line of credit.

The Company’s second line of credit agreement has a maximum borrowing limit of $10,000 thousand with an interest rate of 6.6% and matures on December 31, 2023. This line of credit agreement limits the use of proceeds to the payment of contingent consideration related to the Company’s purchase agreement for the acquisition of STACYC on March 4, 2019. On December 31, 2021, the Company had $5,333 thousand outstanding under this line of credit.

The Company’s third line of credit agreement has a maximum borrowing limit of $60,000 thousand with an interest rate of 6.6%. This line of credit was amended and restated on December 22, 2021 and matures on December 22, 2022. On December 31, 2021, the Company had $100 thousand outstanding under this line of credit.

LiveWire EV

US GAAP Combined Financial Statements

Notes to Combined financial statements

As of and for the years ended December 31, 2021 and 2020

The notes payable to related party presented on the Combined balance sheets included the following accrued interest amounts as of December 31, (in thousands):

	2021	2020
Current portion of notes payable to related party	$3	$49
Long-term portion of notes payable to related party	366	86

	$369	$135

Interest paid on the notes payable to related party was $59 thousand and $51 thousand for the years ended December 31, 2021 and 2020, respectively. All related party notes payable were not in default as of December 31, 2021 and 2020.

Annex A

BUSINESS COMBINATION AGREEMENT

AND PLAN OF MERGER

by and among

AEA-BRIDGES IMPACT CORP.

LW EV HOLDINGS, INC.

LW EV MERGER SUB, INC.

LIVEWIRE EV, LLC

and

HARLEY-DAVIDSON, INC.

dated as of December 12, 2021

A-i

A-ii

A-iii

INDEX OF EXHIBITS

Exhibit	Description

Exhibit A	Form of Separation Agreement

Exhibit B	Form of Registration Rights Agreement

Exhibit C	Form of SPAC Investor Support Agreement

Exhibit D	Form of HoldCo Tax Matters Agreement

Exhibit E	Form of Contract Manufacturing Agreement

Exhibit F	Form of Transition Services Agreement

Exhibit G	Form of Master Services Agreement

Exhibit H	Governance Policies

A-iv

BUSINESS COMBINATION AGREEMENT AND PLAN OF MERGER

This Business Combination Agreement and Plan of Merger, dated as of December 12, 2021 (this “Agreement”), is made and entered into by and among AEA-Bridges Impact Corp., an exempted company incorporated in the Cayman Islands (“SPAC”), LW EV Holdings, Inc., a Delaware corporation and a direct, wholly owned subsidiary of SPAC (“HoldCo”), LW EV Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of HoldCo (“Merger Sub”), Harley-Davidson, Inc., a Wisconsin corporation (“HD”), and LiveWire EV, LLC, a Delaware limited liability company (the “Company”). SPAC, Merger Sub, HoldCo, HD and the Company are sometimes collectively referred to herein as the “Parties”, and each of them is sometimes individually referred to herein as a “Party”. Certain capitalized terms used herein have the meanings ascribed to them in Section 1.1.

RECITALS

WHEREAS, SPAC is a blank check company incorporated as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, each of HoldCo and Merger Sub is an entity newly formed for the purposes of the Transactions;

WHEREAS, at least one day prior to the consummation of the Merger (as defined below) and subject to the conditions of this Agreement, SPAC shall migrate to and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”) and the Cayman Islands Companies Act (As Revised) (the “Domestication”);

WHEREAS, in connection with the Domestication, (i) each then issued and outstanding SPAC Class B Ordinary Share (as defined below) shall convert automatically, on a one-for-one basis, into a SPAC Class A Ordinary Share (as defined below); (ii) immediately following the conversion described in clause (i), each then issued and outstanding SPAC Class A Ordinary Share shall convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001, per share of SPAC (after its domestication as a corporation incorporated in the State of Delaware) (the “Domesticated SPAC Common Stock”); (iii) each then issued and outstanding warrant of SPAC (“Cayman SPAC Warrant”) shall convert automatically into a warrant to acquire one share of Domesticated SPAC Common Stock (“Domesticated SPAC Warrant”), pursuant to the Warrant Agreement; (iv) each then issued and outstanding unit of SPAC (the “Cayman SPAC Units”) shall, for avoidance of doubt, be cancelled and will entitle the holder thereof to one share of Domesticated SPAC Common Stock and one-half of one Domesticated SPAC Warrant on the terms and subject to the conditions set forth in the Warrant Agreement, as applicable, and (v) the governing documents of SPAC will be amended and restated;

WHEREAS, on the Closing Date and prior to the consummation of the Merger and the Exchange, HD and the Company will, in accordance with the terms and subject to the conditions set forth in the Separation Agreement to be entered into by the Company and HD, on Closing Date in substantially the form attached hereto as Exhibit A hereto (the “Separation Agreement”), consummate the Separation of the LiveWire Business and the other transactions contemplated by the Separation Agreement;

WHEREAS, upon the terms and subject to the conditions of this Agreement, following the Domestication, Merger Sub will merge with and into SPAC, with SPAC surviving such merger as a direct, wholly owned subsidiary of HoldCo in accordance with Section 251(g) of the DGCL (the “Merger”);

WHEREAS, upon the terms and subject to the conditions of this Agreement, immediately following the consummation of the Merger, HD will cause all of the outstanding Company Equity to be contributed to HoldCo in exchange for the issuance to the Company Equityholder of HoldCo Common Stock on the terms and subject to the conditions contained herein (the “Exchange”) and, as a result of the Exchange, the Company will become a direct, wholly owned subsidiary of HoldCo;

WHEREAS, immediately following the consummation of the Exchange, HoldCo will contribute 100% of the outstanding equity interests of the Company to SPAC;

WHEREAS, to the greatest extent permitted under Law, for U.S. federal income tax purposes, the Parties intend that (a) the Domestication qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Code”), (b) the Exchange, the PIPE Investment and the Merger, taken together, qualify as a transaction described in Section 351 of the Code, (c) the Merger qualify as a “reorganization” within the meaning of Section 368(a)(2)(E) or Section (a)(1)(B) of the Code and (d) this Agreement be and is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) with respect to each of the Domestication and the Merger (collectively, the “Intended Tax Treatment”);

WHEREAS, the SPAC Board has (a) determined that the Domestication, the Merger, the Exchange and the other Transactions are fair to, and in the best interests of, SPAC and the SPAC Shareholders (b) approved this Agreement, the Ancillary Agreements to which SPAC is contemplated to be a party, the Domestication, the Merger, the Exchange and the other Transactions to which SPAC is contemplated to be a party and (c) recommended the approval and adoption of this Agreement and the other Transactions by SPAC Shareholders;

WHEREAS, the HD Board has (a) determined that the Separation and the other Transactions are fair to, and in the best interests of, HD and its Subsidiaries, including the Company, and (b) has approved this Agreement, the Ancillary Agreements to which HD or any of its Subsidiaries is contemplated to be a party and the Separation and the other Transactions to which HD or any of its Subsidiaries is contemplated by this Agreement to be a party;

WHEREAS, the HoldCo Board has (a) determined that the Transactions are fair to, and in the best interests of, HoldCo and (b) approved this Agreement, the Ancillary Agreements to which it is a party, the Exchange, the Merger and the other Transactions to which it is a party;

WHEREAS, the Merger Sub Board has (a) determined that this Agreement, the Merger and the other Transactions are fair to, and in the best interests of, Merger Sub and HoldCo (as the sole shareholder of Merger Sub), (b) approved this Agreement, the Merger and the other Transactions and (c) recommended the approval and adoption of this Agreement and the Merger by HoldCo (as the sole stockholder of Merger Sub);

WHEREAS, in furtherance of the Merger and in accordance with the terms hereof, SPAC shall provide an opportunity to SPAC Shareholders to have their outstanding SPAC Ordinary Shares redeemed on the terms and subject to the conditions set forth in this Agreement and SPAC’s Governing Documents in connection with obtaining SPAC Shareholder Approval;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor has executed and delivered to the Company the SPAC Investor Support Agreement pursuant to which the Sponsor has agreed to, among other things, (a) support and vote all of its voting securities of SPAC to adopt and approve this Agreement and the other documents contemplated hereby and the Transactions, (b) comply with certain transfer restrictions applicable to its SPAC Securities (and any other equity securities of SPAC or HoldCo for which such SPAC Securities are exchanged or into which such SPAC Securities are converted), on the terms and subject to the conditions set forth in the SPAC Investor Support Agreement and (c) subject to, and conditioned upon the occurrence of, the Closing, waive any adjustment to the conversion ratio set forth in the SPAC Organizational

Documents or any other anti-dilution or similar protection, in each case, with respect to the SPAC Class B Ordinary Shares (and any other equity securities of SPAC or HoldCo for which the SPAC Class B Ordinary Shares are exchanged or into which the SPAC Class B Ordinary Shares are converted) (whether resulting from the transactions contemplated by the Subscription Agreements or otherwise); and

WHEREAS, concurrently with the execution of this Agreement, the KYMCO Group and HoldCo have entered into the KYMCO Investment Agreements pursuant to which, and on the terms and subject to the conditions of which, the KYMCO Group has severally and not jointly agreed to subscribe to purchase in the aggregate 10,000,000 shares of HoldCo Common Stock for a purchase price of $10.00 per share from HoldCo for an aggregate gross purchase price equal to $100,000,000, such purchases to be consummated substantially concurrently with the Closing.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, SPAC, HoldCo, Merger Sub and the Company agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

Section 1.1. Definitions. As used herein, the following terms shall have the following meanings:

“Acceleration Event” has the meaning specified in Section 2.8(b).

“Acquisition Transaction” means, (a) any direct or indirect acquisition or similar transaction, in one or a series of transactions, involving the LiveWire Business, whether by (i) merger, consolidation, recapitalization, sale, capital stock exchange, material asset acquisition, stock purchase or similar business combination with one or more businesses or (ii) the purchase or issuance of equity securities (or securities convertible or exchangeable into equity securities), including through a tender offer or initial public offering or (b) any equity or similar investment in the LiveWire Entities or the LiveWire Business. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement or the Transactions (including the actions contemplated by the Separation and Separation Agreement) shall constitute an Acquisition Transaction.

“Action” means any claim, action, suit, charge, complaint audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding, investigation or enforcement action, by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise. For the avoidance of doubt, the Sponsor shall be deemed an Affiliate of SPAC and SPAC an Affiliate of Sponsor, in each case, prior to the Merger Effective Time, for all purposes hereunder.

“Affordable Care Act” means the Patient Protection and Affordable Care Act including the Health Care and Education Reconciliation Act of 2010, as amended and including any guidance issued thereunder.

“Agreement” has the meaning specified in the Preamble.

“Agreement End Date” has the meaning specified in Section 12.1(e).

“Ancillary Agreements” means the Separation Agreement, the Registration Rights Agreement, the Employee Matters Agreement, the SPAC Investor Support Agreement, the Stockholders Agreement, the HoldCo

Tax Matters Agreement, the Contract Manufacturing Agreement, the Joint Development Agreement, the IP License Agreement, the Trademark License Agreement, the Transition Services Agreement, the Master Services Agreement and all the agreements, documents, instruments and certificates entered into or delivered in connection herewith or therewith and any and all exhibits and schedules thereto.

“Anti-Bribery Laws” means the anti-bribery and anti-corruption provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010 and all other applicable anti-corruption and anti-bribery Laws.

“Anti-Money Laundering Laws” means all applicable laws or regulations of the United States of America, the European Union and its Member States and any jurisdiction applicable to the Company or its Subsidiaries that relate to money laundering, counter-terrorist financing or record keeping and reporting requirements relating to money laundering or counter-terrorist financing.

“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition Law authorities of any other jurisdiction (whether United States, foreign or multinational).

“Antitrust Information or Document Request” means any request or demand for the production, delivery or disclosure of information, data, documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authorities relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by any Antitrust Authority or any subpoena, interrogatory or deposition.

“Antitrust Laws” has the meaning specified in Section 10.1(a).

“Audited Financial Statements” has the meaning specified in Section 4.9(a).

“Available Cash” means an amount equal to (a) the amount of cash available to be released from the Trust Account as of immediately prior to the Closing (net of the SPAC Share Redemption Amount), plus (b) the net amount of proceeds actually received or confirmed to be received by HoldCo pursuant to the PIPE Investments as of immediately prior to or concurrently with the Closing, plus (c) the amount of proceeds required to be funded to HoldCo pursuant to the Company Equityholder PIPE Investment in accordance with Section 7.8(a), plus the portion of the HD Backstop Amount actually required to be funded to HoldCo in accordance with Section 7.8(b), in each case, by the Company Equityholder (subject to satisfaction (or waiver) of the conditions set forth in Section 11.1 and Section 11.3 (other than Section 11.3(e)) minus (d) the aggregate amount of all Transaction Expenses and SPAC Transaction Expenses.

“Benefit Plan” has the meaning specified in the Employee Matters Agreement.

“Business Combination” has the meaning specified in Article 1.1 of the SPAC Articles of Association as in effect on the date hereof.

“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the Transactions), relating to a Business Combination.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Milwaukee, Wisconsin, New York, New York or Governmental Authorities in the Cayman Islands are authorized or required by Law to close.

“Cayman SPAC Units” has the meaning specified in the Recitals.

“Cayman SPAC Warrant” has the meaning specified in the Recitals.

“Certificate of Merger” has the meaning specified in Section 2.1(a).

“Change of Control” has the meaning specified in Section 2.8(c)(i).

“Closing” has the meaning specified in Section 2.2(a).

“Closing Company Financial Statements” has the meaning specified in Section 7.3.

“Closing Date” has the meaning specified in Section 2.2(a).

“COBRA” has the meaning specified in Section 4.15(d).

“Code” has the meaning specified in the Recitals.

“Company” has the meaning specified in the Preamble.

“Company Cure Period” has the meaning specified in Section 12.1(e).

“Company Disclosure Letter” has the meaning specified in the introduction to Article 4.

“Company Equity” means the membership interests of the Company.

“Company Equityholder” means ElectricSoul, LLC, a Delaware limited liability company.

“Company Equityholder PIPE Investment” has the meaning specified in Section 7.8(a).

“Company IP” means all Intellectual Property that is owned by a member of the HD Group and is included in the LiveWire Assets.

“Company IT Systems” means all IT Systems that are owned or controlled by a member of the HD Group and included in the LiveWire Assets.

“Company Material Adverse Effect” means any event, state of facts, condition, change, development, circumstance, occurrence or effect (collectively, “Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the LiveWire Business, (taken as a whole), or (ii) would, or would reasonably be expected to, prevent, materially delay or materially impede the ability of the Company and HD and its Subsidiaries to consummate the Exchange, the Merger or the Transactions under this Agreement, and, in the case of the Ancillary Agreements, to consummate the transactions contemplated thereby in all material respects; provided, however, that, in the case of clause (i) only, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or would reasonably expected to be, a “Company Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action expressly required or permitted to be taken by the Company, HD or any of its Subsidiaries pursuant to the terms of this Agreement or any Ancillary Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic, disease outbreak or other public health emergency (including COVID 19 or any Permitted Action in response thereto) or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (f) any failure of the LiveWire Business to meet any projections or forecasts (provided that this clause

(f) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect), (g) any Events generally applicable to the industries or markets in which the Company and its Subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers), (h) the announcement of this Agreement and consummation of the Transactions (it being understood that this clause (h) shall be disregarded for purposes of the representation and warranty set forth in Section 4.4 and the condition to Closing with respect thereto) or (i) any action taken at the express request of SPAC; provided, further, that any Event referred to in clauses (a), (b), (d), (e) or (g) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the LiveWire Business, taken as a whole, relative to similarly situated companies in the industry in which the LiveWire Business conducts its operations.

“Company Organizational Documents” means the certificate of formation and limited liability company agreement of the Company, as amended, modified or supplemented from time to time.

“Confidentiality Agreement” has the meaning specified in Section 13.10.

“Contract Manufacturing Agreement” means that certain Contract Manufacturing Agreement, to be entered into on the Closing Date, by and between Harley-Davidson Motor Company Group, LLC and the Company, in substantially the form attached here to as Exhibit E.

“Contracts” means any legally binding contracts, agreements, arrangements, subcontracts, leases, licenses, purchase orders, debt instruments, mortgages, bonds, notes, debentures or other instruments.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, variations or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or other similar Law, guidelines or recommendations by any Regulatory Authority, in each case, in connection with or in response to COVID-19, and in each case, applicable to the Company and/or its Subsidiaries or the LiveWire Business.

“D&O Indemnified Parties” has the meaning specified in Section 7.5(a).

“DGCL” has the meaning specified in the Recitals.

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or SPAC Disclosure Letter.

“Dollars” or “$” means lawful money of the United States.

“Domesticated SPAC Bylaws” has the meaning specified in Section 2.5(b).

“Domesticated SPAC Certificate of Incorporation” has the meaning specified in Section 2.5(b).

“Domesticated SPAC Common Stock” has the meaning specified in the Recitals.

“Domesticated SPAC Warrant” has the meaning specified in the Recitals.

“Domestication” has the meaning specified in the Recitals.

“Domestication Condition” has the meaning specified in Section 11.3(f).

“Domestication Effective Time” has the meaning specified in Section 8.7.

“Earn-Out Period” has the meaning specified in Section 2.8(c)(ii).

“Earn-Out Shares” has the meaning specified in Section 2.8(a)(i).

“Employee Matters Agreement” means that certain Employee Matters Agreement, to be entered into concurrently with the Separation Agreement, by and between HD and the Company, in the form attached to the Separation Agreement.

“Environmental Laws” means any and all applicable Laws relating to Hazardous Materials, pollution, or the protection or management of the environment or natural resources, or protection of human health or safety (with respect to exposure to Hazardous Materials).

“Equity Adjustment” has the meaning specified in Section 1.4.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any Person means any Affiliate or other business, whether or not incorporated, that together with such Person would at any relevant time be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA.

“Events” has the meaning specified in the definition of Company Material Adverse Effect.

“Exchange” has the meaning specified in the Recitals.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 3.2.

“Exchange Agent Agreement” has the meaning specified in Section 3.2.

“Exchange Effective Time” has the meaning specified in Section 2.3.

“Export Approvals” has the meaning specified in Section 4.27(a).

“Financial Statements” has the meaning specified in Section 4.9.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a US corporation are its certificate of incorporation and bylaws, the “Governing Documents” of a US limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a US limited liability company are its operating agreement and certificate of formation and the “Governing Documents” of an exempted company are its memorandum and articles of association, and in each case analogous documents in the jurisdiction of incorporation of the relevant Person.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal, including any data protection regulators or supervisory authorities, or any arbitral body (public or private).

“Governmental Authorization” has the meaning specified in Section 4.5.

“Governmental Order” means any order, judgment, injunction, ruling, directive, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any (a) pollutant, contaminant, chemical, (b) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (c) petroleum or any fraction or product thereof, (d) asbestos or asbestos-containing material, (e) polychlorinated biphenyl, (f) chlorofluorocarbons, (g) per- or polyfluoroalkyl substances and (h) other substance, material or waste, in each case, which are regulated under any Environmental Law or as to which liability may be imposed pursuant to Environmental Law.

“HD” has the meaning specified in the Preamble.

“HD Backstop Amount” means up to an aggregate amount of $100,000,000 payable by Company Equityholder pursuant to Section 7.8(b) with respect to any SPAC Share Redemptions.

“HD Backstop Shares” has the meaning specified in Section 7.8(b).

“HD Benefit Plan” means each Benefit Plan sponsored, maintained or contributed to by any member of the HD Group or with respect to which any member of the HD Group has any liability, whether fixed or contingent, in any case, (a) in which any LiveWire Employee participates, is eligible to participate, or which provides compensation and/or benefits to or for the benefit of any LiveWire Employee (or any spouse or dependent thereof) or (b) with respect to which the Company or any of its Subsidiaries has any liability, whether fixed or contingent, but excluding in each case any statutory plan, program or arrangement that is maintained by any Governmental Authority.

“HD Board” means the board of directors of HD.

“HD Group” means HD and its Subsidiaries; provided, that for the avoidance of doubt, from and after the consummation of the Exchange, the Company and its Subsidiaries shall not be deemed to be members of the HD Group.

“HD Liabilities” has the meaning specified in the Separation Agreement.

“HD Specified Indebtedness” has the meaning specified in the Separation Agreement.

“HoldCo” has the meaning specified in the Preamble.

“HoldCo Board” means the board of directors of HoldCo.

“HoldCo Common Share Price” has the meaning specified in Section 2.8(c)(iii).

“HoldCo Common Stock” means the common stock of HoldCo, par value of $0.0001 per share, which shall all constitute a single class of common stock with all of the rights and entitlements set forth in the HoldCo Organizational Documents in effect as of immediately following the Merger Effective Time.

“HoldCo Organizational Documents” means the certificate of incorporation and bylaws of HoldCo, as amended, modified or supplemented from time to time.

“HoldCo Public Warrant” has the meaning specified in Section 3.3(a).

“HoldCo Tax Matters Agreement” means that certain Tax Matters Agreement in substantially the form of Exhibit D attached hereto.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Incentive Award Plan” has the meaning specified in Section 10.7(a).

“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise (together with accrued and unpaid interest thereon and any prepayment premium, or other penalties and any fees, costs and expenses thereunder due upon repayment thereof), in respect of (a) the principal of and premium (if any) in respect of all indebtedness of such Person for borrowed money, including accrued interest and any per diem interest accruals or cost associated with prepaying any such indebtedness solely to the extent such indebtedness is prepaid, (b) the principal and interest components of capitalized lease obligations of such Person under GAAP, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn) under which such Person is the applicant or guaranteed party, (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes, debt securities, loans, credit agreements and similar instruments of such Person, (e) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed, (f) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (g) the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes,” and (h) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable by such Person as a result of the consummation of the Transactions in respect of any of the items in the foregoing clauses (a) through (g), and (i) all Indebtedness of another Person referred to in clauses (a) through (h) above guaranteed directly or indirectly, jointly or severally, by such Person.

“Intellectual Property” means any and all intellectual property rights throughout the world, including: (a) patents, patent applications and any reissue, continuation, continuation-in-part, revision, divisional, extension or reexamination thereof, (b) trademarks, logos, service marks, trade dress, trade names, and slogans, (c) copyrights, including those in software and other works of authorship, (d) trade secrets and other intellectual property rights in know-how and confidential information, inventions (whether or not patentable or reduced to practice), technologies, processes, procedures, layouts, templates, tools, specifications, customer lists, supplier lists, business plans, formulae, discoveries, methods, techniques, ideas, designs and models (collectively, “Trade Secrets”), (e) intellectual property rights in Software, data and databases, (f) internet domain names, and (g) all applications for and registrations and issuances, of any of the foregoing in any jurisdiction.

“Intended Tax Treatment” has the meaning specified in the Recitals.

“Interim Period” has the meaning specified in Section 7.1.

“International Trade Laws” means all applicable Laws relating to the import, export, re-export, deemed export, deemed re-export, or transfer of information, data, goods and technology, including but not limited to the Export Administration Regulations administered by the United States Department of Commerce, the International Traffic in Arms Regulations administered by the United States Department of State, customs and import Laws administered by United States Customs and Border Protection, any other export or import controls administered by an agency of the United States government, the anti-boycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury and other Laws adopted by other territories (including the European Union, as enforced by its Member States) relating to the same subject matter as the United States Laws described above.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IP License Agreement” means that certain Intellectual Property License Agreement, to be entered into on the Closing Date, by and between the Company and HD, in the form attached to the Separation Agreement.

“IRS” means the United States Internal Revenue Service.

“IT Systems” mean information technology systems, hardware, Software, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment and assets.

“JOBS Act” has the meaning specified in Section 5.7(a).

“Joint Development Agreement” means that certain Joint Development Agreement, to be entered into on the Closing Date, by and between the Company and HD, in the form attached to the Separation Agreement.

“K&E” has the meaning specified in Section 13.18(a).

“KYMCO Group” means collectively, (i) Kwang Yang Motor Co., Ltd., (ii) KYMCO Capital Fund I Co., Ltd., (iii) SunBright Investment Co., Ltd., (iv) CycleLoop Co., Ltd., and (v) Kwang Yang Holdings Limited.

“KYMCO Investment Agreements” means those certain investment agreements dated as of the date hereof, by and among SPAC, HoldCo and each member of the KYMCO Group.

“Labor Agreement” has the meaning specified in Section 4.13(a)(viii).

“Latham” has the meaning specified in Section 13.18(b).

“Law” means any statute, law, act, code, ordinance, rule, treaty, directive, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased, licensed or subleased by the Company or that is otherwise a LiveWire Asset.

“Licenses” means any approvals, authorizations, consents, licenses, registrations, permits or certificates of a Governmental Authority.

“Lien” means all liens, licenses, mortgages, deeds of trust, pledges, hypothecations, encumbrances, security interests, adverse claim, options, right of first refusal, restrictions, claims or other liens of any kind whether consensual, statutory or otherwise.

“Listing Exchange” means the New York Stock Exchange.

“LiveWire Assets” has the meaning given to it in the Separation Agreement.

“LiveWire Business” has the meaning given to it in the Separation Agreement.

“LiveWire Employee” means each employee or contractor of the HD Group who provides services primarily for the benefit of the LiveWire Business and who, following the Separation Time, remains employed by any member of the LiveWire Group, including any such employees on approved leaves of absence, in each case, as set forth on Exhibit A to the Employee Matters Agreement, as such exhibit may be updated prior to the Separation Time in accordance with the terms of the Employee Matters Agreement.

“LiveWire Entities” means collectively, the Company, LiveWire Labs, LLC and StaCyc, Inc.

“LiveWire Liabilities” has the meaning given to it in the Separation Agreement.

“Master Services Agreement” means that certain Master Services Agreement, to be entered into on the Closing Date, by and between HD and the Company, in substantially the form attached hereto as Exhibit G.

“Material Contract” has the meaning specified in Section 4.13(b).

“Material Supplier” has the meaning specified in Section 4.14.

“Merger” has the meaning specified in the Recitals.

“Merger Consideration” has the meaning specified in Section 3.1(a)(i).

“Merger Effective Time” has the meaning specified in Section 2.2(b).

“Merger Sub” has the meaning specified in the Preamble.

“Merger Sub Board” means the board of directors of Merger Sub.

“Merger Sub Common Stock” has the meaning specified in Section 3.1(a)(iv).

“Modification in Recommendation” has the meaning specified in Section 10.2(b).

“New LiveWire Group” has the meaning specified in Section 13.18(b).

“Non-Recourse Persons” has the meaning specified in Section 13.16(b).

“NYSE” means the New York Stock Exchange, Inc.

“Offer Documents” has the meaning specified in Section 10.2(a).

“Other Class B Shareholders” means John Replogle and George Serafeim.

“Permitted Action” means any such commercially reasonable action or inaction, whether or not in the ordinary course of business, that the Company in good faith has determined is necessary or advisable to take or abstain from taking to protect the health or safety of any LiveWire Employee, in each case, solely in connection with COVID-19 or the COVID-19 Measures.

“Permitted Liens” means (a) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts (i) not yet due and payable (or that may thereafter be paid without penalty) or which are being contested in good faith through appropriate proceedings and (i) for which adequate accruals or reserves have been established in accordance with GAAP, (b) Liens for Taxes (i) not yet due and payable or (ii) which are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (c) Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that (i) are matters of record, (ii) would be disclosed by a physical inspection of such real property, or (iii) do not materially interfere with the present uses of such real property or materially impair the value of such real property, (d) with respect to any Leased Real Property (i) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien on the lessor’s interest therein, and (ii) any Liens encumbering the underlying fee title of the real property of which the Leased Real Property is a part, (e) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not, in the aggregate, materially interfere with the current use of, or materially impair the value of, the Leased

Real Property and which are not violated in any material respect, (f) non-exclusive licenses of Company IP granted in the ordinary course of business, (g) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (h) other Liens arising in the ordinary course of business consistent with past practice and not incurred in connection with the borrowing of money or in connection with workers’ compensation, unemployment insurance or other types of social security and (i) reversionary rights in favor of landlords under any Real Property Leases with respect to any of the buildings or other improvements owned by the Company or any of its Subsidiaries.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“PIPE Investments” means collectively, the investments contemplated by the Subscription Agreements.

“PIPE Investors” means those certain investors participating in the PIPE Investments, including the KYMCO Group.

“Privacy Requirements” has the meaning specified in Section 4.23(a).

“Prospectus” has the meaning specified in Section 13.1.

“Proxy Statement” has the meaning specified in Section 10.2(a).

“Proxy Statement/Registration Statement” has the meaning specified in Section 10.2(a).

“Real Property Leases” has the meaning specified in Section 4.21(a)(ii).

“Registration Rights Agreement” means that certain Registration Rights Agreement, to be entered into on the Closing Date, by and among the Surviving Company and the other parties thereto, in substantially the form attached hereto as Annex G.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by SPAC and HoldCo (as co-registrants) under the Securities Act with respect to the Registration Statement Securities.

“Registration Statement Securities” has the meaning specified in Section 10.2(a).

“Regulatory Authority” means any Governmental Authority or any advisory, self-regulatory or other organization or body that develops and adopts standards applicable to the industries in which the Company and its Subsidiaries operate or performs similar functions for, on behalf of or relating to such industries (including any professional medical organization).

“Sanctioned Country” means, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions Laws (at the time of this Agreement, the Crimea region, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means (a) any Person identified in any sanctions-related list of designated Persons maintained by (i) the United States Department of the Treasury’s Office of Foreign Assets Control, or the United States Department of State, (ii) Her Majesty’s Treasury of the United Kingdom, (iii) any committee of the United Nations Security Council or (iv) the European Union, (b) any Person located, organized, or resident in, or a Governmental Authority or government instrumentality of, any Sanctioned Country and (c) any Person directly or indirectly 50% or more owned by, or acting for the benefit or on behalf of, a Person described in clause (a) or (b), either individually or in the aggregate.

“Sanctions Laws” means those trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive means (in each case having the force of Law) administered, enacted, or enforced by (a) the United States (including the Department of the Treasury’s Office of Foreign Assets Control), (b) the European Union and enforced by its Member States, (c) the United Nations, or (d) The United Kingdom (including without limitation Her Majesty’s Treasury).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Separation” has the meaning specified in the Separation Agreement.

“Separation Agreement” has the meaning specified in the Recitals.

“Separation Time” has the meaning specified in the Separation Agreement.

“Software” means all computer programs (including any and all software implementation of algorithms, models, and methodologies, whether in object code or source code format).

“SPAC” has the meaning specified in the Preamble.

“SPAC Articles of Association” means the Amended and Restated Articles of Association of SPAC adopted by special resolution on October 1, 2020.

“SPAC Benefit Plan” has the meaning specified in Section 5.22(a).

“SPAC Board” means the board of directors of SPAC.

“SPAC Class A Ordinary Share” means a Class A ordinary share, par value $0.0001 per share, of SPAC.

“SPAC Class B Ordinary Share” means a Class B ordinary share, par value $0.0001 per share, of SPAC.

“SPAC Cure Period” has the meaning specified in Section 12.1(f).

“SPAC Disclosure Letter” has the meaning specified in the introduction to Article 5.

“SPAC Excluded Shares” has the meaning specified in Section 3.1(a)(i).

“SPAC Extraordinary General Meeting” has the meaning specified in Section 10.2(b).

“SPAC Financial Statements” has the meaning specified in Section 5.7(d).

“SPAC Group” has the meaning specified in Section 13.18(a).

“SPAC Investor Support Agreement” means that certain SPAC Investor Support Agreement, dated as of the date hereof, by and among the Sponsor, HoldCo, the Company, John Garcia and the Other Class B Shareholders, which is attached hereto as Exhibit C.

“SPAC Memorandum of Association” means the Amended and Restated Memorandum of Association of SPAC adopted by special resolution on October 1, 2020.

“SPAC Ordinary Shares” means SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares.

“SPAC Ordinary Warrant” means a warrant to purchase one (1) SPAC Class A Ordinary Share at an exercise price of eleven Dollars fifty cents ($11.50) that was included in the units sold as part of SPAC’s initial public offering.

“SPAC Organizational Documents” means the SPAC Memorandum of Association, the SPAC Articles of Association, and the Trust Agreement, in each case as amended, modified, restated or supplemented from time to time.

“SPAC Private Placement Warrant” means a warrant to purchase one (1) SPAC Class A Ordinary Share at an exercise price of eleven Dollars fifty cents ($11.50) issued to the Sponsor substantially concurrently with SPAC’s initial public offering.

“SPAC Related Party” has the meaning specified in Section 5.21.

“SPAC SEC Filings” has the meaning specified in Section 5.6.

“SPAC Securities” means the SPAC Ordinary Shares and the SPAC Ordinary Warrants.

“SPAC Share Redemption” means the election of an eligible (as determined in accordance with SPAC’s Governing Documents) holder of SPAC Class A Ordinary Shares to redeem all or a portion of SPAC Class A Ordinary Shares held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with SPAC’s Governing Documents) in connection with the Transaction Proposals.

“SPAC Share Redemption Amount” means the aggregate amount payable with respect to all SPAC Share Redemptions.

“SPAC Shareholder Approval” means the approval of each of the Transaction Proposals by the affirmative vote of the requisite number of SPAC Ordinary Shares who, being entitled to, attend and vote thereupon (as determined in accordance with SPAC’s Governing Documents), whether in person or by proxy at a shareholders’ meeting duly called by SPAC Board and held for such purpose in accordance with applicable Law, the SPAC Organizational Documents and applicable rules and regulations of NYSE.

“SPAC Shareholders” means the shareholders of SPAC prior to the Domestication Effective Time.

“SPAC Transaction Expenses” has the meaning specified in Section 2.4(c).

“Sponsor” means AEA-Bridges Impact Sponsor LLC.

“Stockholders Agreement” means that certain Stockholders Agreement, to be entered into on the Closing Date, by and among HoldCo, Company Equityholder, Sponsor and the other parties thereto or that may become parties thereto from time to time.

“Subscription Agreements” means the KYMCO Investment Agreements, and any other subscription agreements entered into by HoldCo with the prior written approval of SPAC and the Company prior to Closing.

“Subsidiary” means, with respect to a Person, a corporation or other entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

“Surviving Company” has the meaning specified in Section 2.1(b).

“Taxes” means any and all U.S. federal, state, local, non-U.S. or other taxes imposed by any Governmental Authority, including all income, gross receipts, gains, license, payroll, net worth, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, alternative or add-on minimum, estimated, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, governmental charges, duties, levies and other charges imposed by a Governmental Authority in the nature of a tax and including any interest, or addition thereto or penalty.

“Tax Matters Agreement” means any agreement or arrangement, including any Tax sharing, allocation, indemnification, reimbursement, receivables or similar agreement, binding any entity that provides for the allocation, apportionment, sharing or assignment of any Tax liability or Tax benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (other than any customary commercial contract entered into with an unrelated Person the principal subject matter of which is not Taxes and the HoldCo Tax Matters Agreement).

“Tax Return” means any return, declaration, report, schedule, form, statement, information statement or other document filed or required to be filed with or submitted to any Governmental Authority with respect to the determination, assessment, collection or payment of any Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing.

“Terminating Company Breach” has the meaning specified in Section 12.1(e).

“Terminating SPAC Breach” has the meaning specified in Section 12.1(f).

“Trademark License Agreement” means that certain Trademark License Agreement, to be entered into on the Closing Date, by and between the Company and HD, in the form attached to the Separation Agreement.

“Trading Market” has the meaning specified in Section 2.8(c)(iv).

“Transaction Expenses” means (i) all fees costs and expenses incurred by or on behalf of or subject to payment or reimbursement by any member of the HD Group, including the Company and its Subsidiaries before and through the Closing (and not paid prior to the Closing), including employer’s portion of any payroll or employment Taxes related thereto (whether deferred or not, but after taking into account any Tax credits under the CARES Act), in connection with or incidental to the preparation for, negotiating or consummation of the transactions contemplated by this Agreement and the Ancillary Agreements or otherwise in connection with the HD’s exploration of strategic alternatives, engagement in the process of selling the LiveWire Business, including all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers and (ii) any amounts that HD is obligated to pay pursuant to Section 6.15 of the Separation Agreement; provided, that, any Transaction Expenses in excess of $27,000,000 shall be the liability and obligation of HD.

“Transaction Proposals” has the meaning specified in Section 10.2(b).

“Transactions” means the transactions contemplated by this Agreement, including the Merger, the Exchange, the Separation and the PIPE Investment.

“Transfer Taxes” has the meaning specified in Section 10.4(d).

“Transition Services Agreement” means that certain Transition Services Agreement, to be entered into on the Closing Date, by and between the Company and HD in substantially the form attached here to as Exhibit F.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.

“Triggering Event I” has the meaning specified in Section 2.8(c)(v).

“Triggering Event II” has the meaning specified in Section 2.8(c)(vi).

“Triggering Events” has the meaning specified in Section 2.8(c)(vii).

“Trust Account” has the meaning specified in Section 13.1.

“Trust Agreement” has the meaning specified in Section 5.9.

“Trustee” has the meaning specified in Section 5.9.

“Unaudited Financial Statements” has the meaning specified in Section 4.9(a).

“US” or “U.S.” means the United States of America.

“VWAP” has the meaning specified in Section 2.8(c)(viii).

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws.

“Warrant Agreement” means the Warrant Agreement, dated as of October 1, 2020, between SPAC and Continental Stock Transfer & Trust Company, as warrant agent.

“Working Capital Loans” means any loan made to SPAC by any of the Sponsor, an Affiliate of the Sponsor, or any of SPAC’s or Sponsor’s officers or directors, and evidenced by a promissory note, for the purpose of financing costs incurred in connection with a Business Combination.

Section 1.2. Construction. (a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement and not to any particular Article, Section or provision hereof, (iv) the terms “Article,” “Section” and “Exhibit” refer to the specified Article, Section or Exhibit, as applicable, of this Agreement, (v) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation,” (vi) the words “or” and “any” shall be disjunctive but not exclusive, (vii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends (and such phrase shall not mean simply “if”), (viii) the words “writing” and “written” and similar words refer to printing, typing and other means of reproducing words in a visible form (including email or any .pdf or image file attached thereto), (ix) references to anything having been “provided,” “made available” or “delivered” (or any other similar references) to SPAC means the relevant item has been posted in the electronic data site maintained by or on behalf of the Company in a location accessible to SPAC no later than 8:00 p.m. on the day immediately prior to the date hereof and (x) all accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(b) Unless the context of this Agreement otherwise requires, (i) references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation and (ii) except for purposes of the Disclosure Letters, references to any Contract (including this Agreement and the Ancillary Agreements) shall be construed to mean such Contract as amended, restated, supplemented or otherwise modified in accordance with its terms.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Unless otherwise specified, the reference date for purposes of calculating any period shall be excluded from such calculation, but any period “from” or “through” a specified date shall commence or end, as applicable, on such specified date.

(d) References to any Person include references to such Person’s successors and assigns (provided, however, that nothing contained in this clause is intended to authorize any assignment or transfer not otherwise permitted by this Agreement), and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(e) The term “actual fraud” means, with respect to a party to this Agreement or any Ancillary Agreement, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article 4, Article 5, Article 6 (as applicable) or the Ancillary Agreements. Under no circumstances shall “actual fraud” include any equitable fraud, constructive fraud, negligent misrepresentation, unfair dealings, or any other fraud or torts to the extent based on recklessness or negligence.

(f) Each Party acknowledges and agrees that it has been represented by legal counsel during, and has participated jointly with the other Parties in, the negotiation and execution of this Agreement and waives the application of any Law or rule of construction providing that ambiguities in a contract or other document or any provision thereof will be construed against the Party that drafted such contract or other document or provision thereof.

Section 1.3. Knowledge. As used herein, (a) the phrase “to the knowledge” of the Company or HD shall mean the actual knowledge of the individuals identified on Section 1.3 of the Company Disclosure Letter and (b) the phrase “to the knowledge” of SPAC shall mean the actual knowledge of the individuals identified on Section 1.3 of the SPAC Disclosure Letter, in each case, as such individuals would have acquired in the exercise of reasonable inquiry.

Section 1.4. Equitable Adjustments. If, on or after the date of this Agreement and prior to the Merger Effective Time, the outstanding SPAC Ordinary Shares or SPAC Warrants (or after the Domestication, the Domesticated SPAC Common Stock or the Domesticated SPAC Warrants) shall have been changed into a different number of such securities, as applicable, or a different class or series thereof or a different type of equity securities of SPAC by reason of any issuance of new equity securities of SPAC or any dividend, distribution, combination, split, subdivision, conversion, exchange, transfer, sale, cancelation, repurchase, redemption, reclassification or other change to, or transaction in, any equity security of SPAC (each of the foregoing actions, an “Equity Adjustment”), or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of SPAC Ordinary Shares or SPAC Warrants (or after the Domestication, the Domesticated SPAC Common Stock or the Domesticated SPAC Warrants) (including with respect to any particular class or series thereof) will be appropriately adjusted to provide to the Company Equityholder the same economic effect as contemplated by this Agreement without giving effect to such Equity Adjustment or other event. For the avoidance of doubt, nothing in this Section 1.4 shall be construed to permit SPAC to take or permit any action that is prohibited by any other provision of this Agreement, or omit any action that is required by any other provision of this Agreement, with respect to the SPAC Ordinary Shares or SPAC Warrants or otherwise.

ARTICLE 2

EXCHANGE; AGREEMENT AND PLAN OF MERGER

Section 2.1. The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, following the Separation and the Domestication, at the Merger Effective Time, Merger Sub shall be merged with and into SPAC in accordance with Section 251(g) of the DGCL, with SPAC being the surviving company in the Merger. The Merger shall be evidenced by a certificate of merger that is mutually agreed in writing by HD and SPAC (the “Certificate of Merger”), which shall be filed, or caused to be filed, by the Parties with the Secretary of State of the State of Delaware in accordance with the DGCL.

(b) Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and SPAC, as the surviving company of the Merger (hereinafter referred to for the periods at and after the Merger

Effective Time as the “Surviving Company”), shall continue its corporate existence under the DGCL, as a wholly owned subsidiary of HoldCo. The Merger shall be effected pursuant to the DGCL and shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Merger Effective Time, all of the property, rights, privileges, immunities, powers and franchises of SPAC and Merger Sub shall vest in the Surviving Company, and all of the debts, liabilities and duties of SPAC and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

Section 2.2. Closing; Merger Effective Time.

(a) In accordance with the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place (i) remotely by the mutual exchange of electronic signatures by the means provided in Section 13.3, at 10:00 a.m. (New York time) on the date that is three (3) Business Days after the first date on which all of the conditions set forth in Article 11 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or (ii) at such later time or other place as SPAC and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

(b) At the Closing, SPAC and Merger Sub shall file, or cause to be filed, the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL. The Merger shall become effective at the time when the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later time as may be agreed by SPAC and HD in writing and specified in the Certificate of Merger. The time at which the Merger actually becomes effective is referred to herein as the “Merger Effective Time”.

(c) For the avoidance of doubt, the Merger Effective Time shall occur after the Separation and Domestication and immediately prior to the Exchange Effective Time.

Section 2.3. Exchange. On the Closing Date, HoldCo and the Company Equityholder shall consummate the Exchange, pursuant to which, HoldCo shall acquire from the Company Equityholder, and the Company Equityholder shall transfer, convey and deliver to HoldCo, all of the Company Equity issued and outstanding as of immediately prior to the Exchange Effective Time, free and clear of all Liens (other than restrictions on transfer under applicable securities Laws and any general restrictions under the Company Organizational Documents), and the Company Equityholder shall receive, in consideration for the transfer, conveyance and delivery of the Company Equity, HoldCo Common Stock in accordance with Section 3.4 and the right to receive any Earn-Out Shares under Section 2.8. The time at which the Exchange is actually consummated in accordance with this Agreement is referred to herein as the “Exchange Effective Time”.

Section 2.4. Closing Deliverables.

(a) At the Closing, HD and the Company will deliver or cause to be delivered:

(i) to SPAC, a certificate signed by an officer of each of HD and the Company, solely in his or her capacity as such, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 11.2(a), Section 11.2(b) and Section 11.2(c) have been fulfilled;

(ii) to SPAC, the Separation Agreement duly executed by the Company and HD;

(iii) to SPAC, the Transition Services Agreement duly executed by the Company and HD;

(iv) to SPAC, the Master Services Agreement duly executed by the Company and HD;

(v) to SPAC, the Contract Manufacturing Agreement duly executed by Harley-Davidson Motor Company Group, LLC and the Company;

(vi) to SPAC, the Joint Development Agreement duly executed by the Company and HD;

(vii) to SPAC, the IP License Agreement duly executed by the Company and HD;

(viii) to SPAC, the Trademark License Agreement duly executed by the Company and HD;

(ix) to SPAC, the Registration Rights Agreement duly executed by the Company Equityholder; and

(x) to SPAC, the Stockholders Agreement duly executed by the Company Equityholder.

(b) At the Closing, SPAC will deliver or cause to be delivered:

(i) to the Company, a certificate signed by an officer of SPAC, solely in his or her capacity as such, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 11.3(a), Section 11.3(b), Section 11.3(c), Section 11.3(d) and Section 11.3(e) have been fulfilled; and

(ii) to the Company, the Registration Rights Agreement, duly executed by the Sponsor and HoldCo; and

(iii) to the Company, the Stockholders Agreement duly executed by the Company Equityholder, Sponsor and HoldCo.

(c) On the Closing Date, substantially concurrently with the Exchange Effective Time (i) the Surviving Company shall pay or cause to be paid, by wire transfer of immediately available funds, upon the release of proceeds from the Trust Account, (x) all transaction expenses of SPAC (which shall include any outstanding amounts under any Working Capital Loans) (“SPAC Transaction Expenses”) that are accrued and unpaid, as set forth on a written statement to be delivered by SPAC to the Company not less than two (2) Business Days prior to the Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices for the foregoing and (y) all Transaction Expenses that are accrued and unpaid as of Closing and set forth on a written statement to be delivered by HD to the Company not less than two (2) Business Days prior to the Closing Date, which shall include the respective amounts and wire transfer instructions for payment thereof, together with corresponding invoices for the foregoing and (ii) HD shall pay or cause to be paid, by wire transfer of immediately available funds, any Transactions Expenses in excess of $27,000,000.

Section 2.5. Governing Documents.

(a) Prior to the Merger Effective Time, HoldCo (and SPAC as the sole stockholder of HoldCo) shall cause HoldCo’s certificate of incorporation and bylaws to be amended and restated in their entirety (in forms to be agreed to by SPAC and HD), to be sufficiently similar to those contained in SPAC’s certificate of incorporation and bylaws immediately prior to Merger Effective Time to qualify under Section 251(g) of the DGCL.

(b) At the Merger Effective Time, by virtue of the Merger and without any action on the part of Merger Sub or SPAC, the certificate of incorporation and the bylaws of SPAC immediately prior to the Merger Effective Time shall be amended and restated in their entirety to be in forms to be agreed to by SPAC and HD, and, as so amended and restated, shall be the certificate of incorporation and the bylaws of the Surviving Company until thereafter amended as provided therein and under the DGCL.

Section 2.6. Directors and Officers.

(a) At the Exchange Effective Time, HoldCo shall take all actions necessary to cause the individuals identified on Section 2.6(a)(i) of the Company Disclosure Letter to be the directors and officers of HoldCo, each to hold such office in accordance with the HoldCo Organizational Documents until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

(b) At the Exchange Effective Time, the Parties shall take all actions necessary to cause the individuals identified on Section 2.6(b) of the Company Disclosure Letter to become the directors and officers of the Surviving Company and shall hold such offices in accordance with the Governing Documents of the Surviving Company until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

Section 2.7. PIPE Investment. Substantially concurrently with the Closing, (a) on the terms and subject to the conditions set forth in the Subscription Agreements, SPAC and HoldCo shall consummate the PIPE

Investments, including the issuance of HoldCo Common Stock contemplated thereby and (b) the Company Equityholder PIPE Investment shall be consummated in accordance with Section 7.8(a), and if applicable, the HD Backstop Amount shall be funded in accordance with Section 7.8(b) and the HD Backstop Shares issued thereunder.

Section 2.8. Earn-Out.

(a) Issuance of Earn-Out Shares.

(i) Following the Closing, and as additional consideration in respect of the transfer of the Company Equity to HoldCo, within ten (10) Business Days after the occurrence of an applicable Triggering Event, HoldCo shall issue or cause to be issued to Company Equityholder the following shares of HoldCo Common Stock, as applicable (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions with respect to shares of HoldCo Common Stock) (as so adjusted, the “Earn-Out Shares”), upon the terms and subject to the conditions set forth in this Agreement and the other agreements contemplated hereby:

(A) upon the occurrence of Triggering Event I, a one-time aggregate issuance of 6,250,000 Earn-Out Shares; and

(B) upon the occurrence of Triggering Event II, a one-time aggregate issuance of 6,250,000 Earn-Out Shares.

(ii) The HoldCo Common Stock price targets set forth in the definitions of Triggering Event I and Triggering Event II shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions with respect to shares of HoldCo Common Stock occurring at or after the Closing.

(iii) [Reserved].

(b) Acceleration Event. If, during the Earn-Out Period, there is a Change of Control that will result in the holders of HoldCo Common Stock receiving a per share price (based on the value of the cash or marketable securities being delivered in respect of such HoldCo Common Stock and such value is based on a fully-diluted basis, inclusive of issues of the Earn-Out Shares) equal to or in excess of the applicable HoldCo Common Share Price required in connection with any Triggering Event (an “Acceleration Event”), then immediately prior to the consummation of such Change of Control (i) any such Triggering Event that has not previously occurred shall be deemed to have occurred and (ii) HoldCo shall issue the applicable Earn-Out Shares to the Company Equityholder and the Company Equityholder shall be eligible to participate in such Change of Control. For the avoidance of doubt, a Change of Control shall not be an Acceleration Event unless the consideration in connection with such Change of Control is cash or marketable securities (including any shares of capital stock listed on any national or international securities exchange).

(c) Defined Terms. The following terms shall be defined as follows:

(i) “Change of Control” means any transaction or series of transactions the result of which is: (a) the acquisition by any Person or group (as defined under Section 13 of the Exchange Act) of Persons of direct or indirect beneficial ownership of securities representing 50% or more of the combined voting power of the then outstanding securities of HoldCo; (b) a merger, consolidation, business combination, recapitalization, reorganization, or other similar transaction, however effected, resulting in any Person or group (as defined under Section 13 of the Exchange Act) acquiring at least 50% of the combined voting power of the then outstanding securities of HoldCo or the surviving or successor entity immediately after such combination; or (c) a sale of all or substantially all of the assets of HoldCo and its Subsidiaries, taken as a whole; provided, however, that any securities of HoldCo issued in a bona fide financing transaction or series of bona fide financing transactions shall be excluded from the definition of “Change of Control”.

(ii) “Earn-Out Period” means the period beginning eighteen (18) months from the Closing Date and ending on the fifth (5th) anniversary date of the beginning of the Earn-Out Period.

(iii) “HoldCo Common Share Price” means the share price equal to the VWAP of HoldCo Common Stock for a period of at least 20 days (which may or may not be consecutive) out of the 30 consecutive trading days ending on the trading day immediately prior to the date of determination (as equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions with respect to shares of HoldCo Common Stock).

(iv) “Trading Market” means, with respect to any security, NYSE or such other securities exchange on which such security is traded.

(v) “Triggering Event I” means the date on which the HoldCo Common Share Price is equal to or greater than $14.00 during the Earn-Out Period.

(vi) “Triggering Event II” means the date on which the HoldCo Common Share Price is equal to or greater than $18.00 during the Earn-Out Period.

(vii) “Triggering Events” means, collectively, Triggering Event I and Triggering Event II.

(viii) “VWAP” means, with respect to any security, for each trading day, the daily volume-weighted average price (based on such trading day) of such security on the Trading Market as reported by Bloomberg Financial L.P. using the AQR function.

ARTICLE 3

EFFECTS OF THE TRANSACTIONS ON CAPITAL STOCK AND EQUITY AWARDS

Section 3.1. Conversion of Securities in the Merger.

(a) At the Merger Effective Time, by virtue of the Merger, and without any further action on the part of any Party or the holders of any of the following securities:

(i) Subject to the SPAC Investor Support Agreement, each share of Domesticated SPAC Common Stock (other than any shares of Domesticated SPAC Common Stock held in treasury by SPAC (if any) (each, a “SPAC Excluded Share”)) outstanding immediately prior to the Merger Effective Time shall automatically be exchanged for one (1) share of HoldCo Common Stock, in accordance with the DGCL and the Certificate of Merger (the “Merger Consideration”), which shares of HoldCo Common Stock shall be issued and delivered in accordance with Section 3.2;

(ii) all shares of Domesticated SPAC Common Stock (other than SPAC Excluded Shares) shall cease to be outstanding, shall be cancelled and shall cease to exist and each entry in SPAC register of members formerly representing Domesticated SPAC Common Stock (other than SPAC Excluded Shares) shall, from and after the Merger Effective Time, only represent the right to receive the Merger Consideration into which such shares of Domesticated SPAC Common Stock have been exchanged pursuant to this Section 3.1(a);

(iii) each SPAC Excluded Share shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist; and

(iv) each share of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Merger Effective Time shall be converted into and exchanged for one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Company.

Section 3.2. Merger Exchange Procedures. Prior to the Merger Effective Time, HoldCo shall appoint a Person authorized to act as exchange agent in connection with the Merger, which Person shall be selected by the Company and be reasonably acceptable to SPAC (provided that SPAC’s transfer agent shall be deemed to be reasonably acceptable to SPAC) (the “Exchange Agent”) and enter into an exchange agent agreement reasonably acceptable to the Company and SPAC with the Exchange Agent (the “Exchange Agent Agreement”)

and, if HoldCo appoints a Person other than SPAC’s transfer agent to serve as Exchange Agent, HoldCo shall enter into an exchange agent agreement reasonably acceptable to the Company and SPAC with the Exchange Agent (the “Exchange Agent Agreement”) for the purpose of exchanging the shares of Domesticated SPAC Common Stock outstanding immediately prior to the Merger Effective Time in accordance with Section 3.1 and otherwise on the terms and subject to the conditions set forth in this Agreement. At least one (1) Business Day prior to the Closing Date, HoldCo and SPAC shall direct the Exchange Agent to, at the Merger Effective Time, exchange such shares of Domesticated SPAC Common Stock for shares of HoldCo Common Stock pursuant to the Exchange Agent Agreement and perform the Exchange Agent’s other obligations thereunder. All shares of HoldCo Common Stock delivered upon the exchange of shares of Domesticated SPAC Common Stock in accordance with Section 3.1 shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to the securities represented by such shares of Domesticated SPAC Common Stock.

Section 3.3. Domesticated SPAC Warrants.

(a) At the Merger Effective Time, by virtue of the Merger, and without any action on the part of any Party or the holder of any Domesticated SPAC Warrant, each outstanding Domesticated SPAC Warrant that is outstanding immediately prior to the Merger Effective Time shall, pursuant to the Warrant Agreement, cease to represent a right to acquire shares of Domesticated SPAC Common Stock and shall be converted in accordance with the terms of the Warrant Agreement, at the Merger Effective Time, into a right to acquire the same number of shares of HoldCo Common Stock (a “HoldCo Public Warrant”) on substantially the same terms as were in effect with respect to the Domesticated SPAC Warrants so converted immediately prior to the Merger Effective Time under the terms of the Warrant Agreement.

(b) The Parties shall take all lawful action to effect the aforesaid provisions of this Section 3.3, including causing the Warrant Agreement to be amended or amended and restated to the extent necessary to give effect to this Section 3.3, including adding HoldCo as a party thereto.

Section 3.4. Exchange Consideration. At the Exchange Effective Time, HoldCo shall issue to the Company Equityholder 161,000,000 shares of HoldCo Common Stock, valued at a price per share of $10.00, in exchange for the transfer, conveyance and delivery of all of the Company Equity, free and clear of all Liens, other than as may be set forth in the Company’s Governing Documents or those arising from restrictions on the sale of securities under applicable securities Laws. Following the Exchange Effective Time, the board of directors of HoldCo and Company Equityholder, as the majority holder of the HoldCo Common Stock, and the Sponsor, shall take all necessary action to cause the certificate of incorporation and bylaws of HoldCo to be amended and restated in their entirety, which shall be consistent with Exhibit H.

Section 3.5. Withholding. Notwithstanding any other provision to this Agreement, each of SPAC, HD, the Surviving Company, HoldCo, Merger Sub, the Company and its Subsidiaries and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such Taxes that are required to be deducted and withheld from such amounts under the Code or any other applicable Law (as reasonably determined by HoldCo, SPAC, the Surviving Company, Merger Sub, the Company or its Subsidiaries, or the Exchange Agent, respectively); provided that the Party proposing to deduct and withhold any tax shall use commercially reasonable efforts to provide the applicable other Party with notice of any amounts that it intends to withhold in connection with any payment contemplated by this Agreement (other than any compensatory payments to be made pursuant to this Agreement or withholding by reason of the failure to provide the certifications required under Section 10.4(c)) and will reasonably cooperate to reduce or eliminate any applicable withholding. To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be (i) timely remitted to the appropriate Governmental Authority and (ii) treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES REGARDING THE LIVEWIRE BUSINESS

Except as set forth in the disclosure letter delivered to SPAC by the Company on the date of this Agreement (the “Company Disclosure Letter”) (each section of which, subject to Section 13.9, qualifies the correspondingly numbered and lettered representations in this Article 4), each of HD and the Company represents and warrants to SPAC as follows:

Section 4.1. Organization. Each of the LiveWire Entities has been duly incorporated, formed or organized, as applicable, and is validly existing under the laws of its incorporation, formation or organization, as applicable, and have the requisite company or corporate power, as applicable, and authority to own, lease or operate the LiveWire Assets and to conduct the LiveWire Business as it is now being conducted except where the failure to be so licensed or qualified or in good standing would not be material to the LiveWire Business, taken as a whole. Each of the LiveWire Entities is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the LiveWire Business, taken as a whole. The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the LiveWire Business, taken as a whole.

Section 4.2. LiveWire Entities. A complete list of the LiveWire Entities, together with their Subsidiaries as of the date hereof and following the Separation, and each LiveWire Entity’s jurisdiction of incorporation, formation or organization, as applicable, is set forth on Section 4.2 of the Company Disclosure Letter. The Governing Documents of each LiveWire Entity, as amended to the date of this Agreement and as previously made available by or on behalf of the Company to SPAC, are true, correct and complete. The Governing Documents of each LiveWire Entity are in full force and effect, and no LiveWire Entity is in material breach or violation of any provision set forth in its Governing Documents.

Section 4.3. Due Authorization.

(a) Company and HD has all requisite company or corporate power, as applicable, and authority to execute and deliver this Agreement, each member of the HD Group that is or will be a party to the Ancillary Agreements has all requisite company or corporate power, as applicable, and authority to execute and delivery such Ancillary Agreement to which such member of the HD Group is or will be a party, and to consummate the transactions hereunder and thereunder and (subject to receipt of the consents, approvals and authorizations and the other requirements described in Section 4.5) to perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Ancillary Agreements to which any member of the HD Group is or will be a party and the consummation of the transactions contemplated hereunder and thereunder have been duly and validly authorized and approved by the necessary governing bodies and equityholders, as applicable, and no other company or corporate proceeding on the part of any member of the HD Group (other than HD or the Company) is necessary to authorize the execution and delivery of this Agreement and the Ancillary Agreements to which any member of the HD Group is or will be a party. This Agreement has been, and on or prior to the Closing, the Ancillary Agreements to which any member of the HD Group (other than HD or the Company) is or will be a party will be, duly and validly executed and delivered by applicable member of the HD Group, and (assuming due authorization, execution and delivery of this Agreement by the other Parties and of the Ancillary Agreement to which any member of the HD Group is or will a party by the other parties thereto) this Agreement constitutes, and on or prior to the Closing, the Ancillary Agreements to which any member of the HD Group is or will be a party will constitute, a legal, valid and binding obligation of the applicable member of the HD Group, enforceable against such member of the HD Group in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) On or prior to the date of this Agreement, the HD Board has adopted a consent (i) determining that this Agreement and Ancillary Agreement to which any member of the HD Group is a party and the transactions contemplated hereby and thereby are advisable and fair to, and in the best interests of, HD and its stockholders, and (ii) authorizing and approving the execution, delivery and performance by HD of this Agreement and the Ancillary Agreement to which any member of the HD Group is or will be a party and the transactions contemplated hereby and thereby. No other corporate action is required on the part of HD, including no consent by the shareholders of HD, to enter into this Agreement or the Ancillary Agreements to which the Company is or will be a party or to approve the transactions contemplated hereby or thereby (other than with regard to events occurring after the Closing under the Registration Rights Agreement).

Section 4.4. No Conflict. Subject to the receipt of the consents, approvals and authorizations and the other requirements set forth in Section 4.5, and except as set forth on Section 4.4 of the Company Disclosure Letter, the execution and delivery by each of the Company and HD of this Agreement and the Ancillary Agreements to which any member of the HD Group is or will be a party and the consummation by the applicable members of the HD Group of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under, the Governing Documents of any member of the HD Group, (b) violate or conflict with any provision of, or result in the breach of, or default under, any Law, permit, or Governmental Order applicable to any member of the HD Group, the LiveWire Assets or the LiveWire Business, (c) violate, conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification, or acceleration) under, any Material Contract or terminate or result in the termination of any such Material Contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the LiveWire Assets of the LiveWire Business, except, in the case of subclauses (c) and (d), to the extent that the occurrence of the foregoing would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5. Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of SPAC, HoldCo and Merger Sub contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Authorization”) is required on the part of any member of the HD Group with respect to the Company’s and HD’s execution or delivery of this Agreement, the execution or delivery of the Ancillary Agreements by any member of the HD Group or the consummation of the transactions contemplated hereby and thereby, as applicable, except (a) for (i) applicable requirements of the HSR Act, (ii) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to materially impact the ability of the Company to perform or comply with on a timely basis any material obligation of the Company under this Agreement, the Ancillary Agreements or to consummate the transactions contemplated hereunder and thereunder, and (iii) the filing of the Registration Statement with the SEC and the SEC’s declaration of effectiveness of the Registration Statement, and (b) as set forth on Section 4.5 of the Company Disclosure Letter.

Section 4.6. Capitalization of the Company. As of the Closing, the Company Equityholder is the record and beneficial owner, and has good and valid title (free and clear of all Liens, other than as may be set forth in the Company’s Organizational Documents or those arising from restrictions on the sale of securities under applicable securities Laws) to, one hundred percent (100%) of the Company Equity. As of the Closing, the Company Equity constitutes all of the issued and outstanding membership interests in the Company and been duly authorized, validly issued and to the extent applicable, is fully paid. As of the Closing Date, the Company Equity (i) was not issued in violation of its Governing Documents or any other Contract to which the Company is bound; (ii) was not issued in violation of any purchase options, call options, right of first refusal, preemptive rights, right of first offer, subscription rights, transfer restrictions or similar rights of any Person; and (iii) has been offered, sold and issued in compliance in all material respects with applicable Law, including applicable securities Laws. As of the Closing, there are no outstanding or authorized equity appreciation, phantom stock, profit participation, preemptive rights, registration rights, approval rights, proxies, rights of first refusal, options, warrants, Contracts, calls, puts, rights to subscribe, conversion rights, or similar rights affecting or providing for the issuance of the Company Equity or any other equity interests of the Company, except as contemplated by this Agreement or the transactions contemplated hereby. As of the Closing, there are no voting trusts, proxies or other Contracts with respect to the voting or transfer of the Company Equity, other than in the Governing Documents of the Company or as contemplated by this Agreement.

Section 4.7. Capitalization of Subsidiaries.

(a) The outstanding shares of capital stock or equity interests of each of the LiveWire Entities, each of which is set forth on Schedule 4.7(a) of the Company Disclosure Letter as of the Closing, (i) have been duly authorized and validly issued and are, to the extent applicable, fully paid and non-assessable, (ii) have been offered, sold and issued in compliance with applicable Law, including applicable securities Laws, and all requirements set forth in (1) the Governing Documents of such LiveWire Entity as then in effect and (2) any other applicable Contracts governing the issuance of such securities to which such LiveWire Entity is a party or otherwise bound, (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of such LiveWire Entity as then in effect or any Contract to which such Subsidiary is a party or otherwise bound and (iv) are free and clear of any Liens, other than restrictions on transfer arising under applicable securities Laws, and other than as set out in the Governing Documents of each LiveWire Entity.

(b) Except as set forth on Section 4.7(b) of the Company Disclosure Letter, as of immediately prior to the Closing, the Persons set forth on Section 4.7(b) of the Company Disclosure Letter, owns of record and beneficially all the issued and outstanding shares of capital stock or equity interests of each LiveWire Entity free and clear of any Liens, other than restrictions on transfer arising under applicable securities Laws, and other than as set out in the Governing Documents of such LiveWire Entity. As of immediately prior to the Closing, the LiveWire Entities do not own any equity interest (or any other securities exercisable or exchangeable for any equity interest) in any other Person, other than an interest in another LiveWire Entity.

(c) As of immediately prior to the Closing, except as set forth on Section 4.7(c) of the Company Disclosure Letter, there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) exercisable or exchangeable for any capital stock of any of the LiveWire Entity, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests, of such Subsidiaries or the value of which is determined by reference to shares or other equity interests of such Subsidiaries, and there are no voting trusts, proxies or agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock.

Section 4.8. Insurance. Section 4.8 of the Company Disclosure Letter contains a list of, as of the date hereof, all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held for the exclusive benefit of, the LiveWire Business (any such policy, a “LiveWire Insurance Policy”). True, correct and complete copies of LiveWire Insurance Policies as in effect as of the date hereof have previously been made available to SPAC. All LiveWire Insurance Policies are in full force and effect, all premiums due have been paid, and no written notice of cancellation or termination has been received by any member of the HD Group with respect to any LiveWire Insurance Policy. Except as disclosed on Section 4.8 of the Company Disclosure Letter, no insurer has denied or disputed coverage of any material claim under a LiveWire Insurance Policy in the last twelve (12) months.

Section 4.9. Financial Statements.

(a) HD and the Company have made available to SPAC true, correct and complete copies of (i) the audited combined balance sheets and statements of operations and comprehensive loss, and changes in equity and cash flows of the LiveWire Business as of and for the years ended December 31, 2020 and December 31, 2019, together with the auditor’s report thereon (provided that such financial statements shall not be required to include a signed audit opinion, which signed audit opinion shall instead be delivered concurrently with the filing of the Registration Statement with the SEC) (the “Audited Financial Statements”) and (ii) the unaudited combined balance sheets and statements of operations and comprehensive loss, and changes in equity and cash flows of the LiveWire Business as of and for the nine-month period ended September 26, 2021 (the “Unaudited Financial Statements”, and, together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements (including the notes thereto) (i) fairly present, in all material respects, the financial position of the LiveWire Business, as of the respective dates thereof and the combined results of operations, and changes in equity and cash flows of the LiveWire Business for the respective periods then ended of the LiveWire Business (subject, in the case of the Unaudited Financial Statements, to normal year-end adjustments (none of which are, individually or in the aggregate, material to the LiveWire Business taken as a whole) and the absence of footnotes or inclusion of limited footnotes), (ii) were prepared in accordance with GAAP, applied on a consistent basis during the periods covered (except as may be specifically indicated in the notes thereto and, in the case of the Unaudited Financial Statements, the absence of footnotes or the inclusion of limited footnotes), and (iii) were prepared from, and are in accordance in all material respects with, the books and records of the LiveWire Business.

(b) Except as set forth on Section 4.9(b) of the Company Disclosure Letter, when delivered pursuant to Section 7.3, the Closing Company Financial Statements (i) will fairly present in all material respects the consolidated financial position of the LiveWire Business, as of the respective dates thereof, and their consolidated results of operations, their consolidated changes in equity and their consolidated cash flows for the respective periods then ended (subject to normal year-end adjustments (none of which are, individually or in the aggregate, material) and the absence of footnotes or inclusion of limited footnotes), (ii) will have been prepared in conformity with GAAP applied on a consistent basis during the periods covered (except as may be indicated in the notes thereto and for the absence of footnotes or the inclusion of limited footnotes), (iii) will have been prepared from, and will be in accordance in all material respects with the books and records of the LiveWire Business and (iv) when delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 7.3, will comply in all material respects with the applicable provisions of the Exchange Act and the Securities Act and the applicable accounting requirements and other rules and regulations of the SEC applicable to a registrant, in each case, as in effect as of the respective dates thereof.

(c) Neither the Company nor, to the knowledge of the Company or HD, any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the LiveWire Business, (ii) any fraud, whether or not material, that involves the management or other employees who have a significant role in the preparation of financial statements or the internal accounting controls utilized by the LiveWire Business or (iii) any claim or allegation in writing regarding any of the foregoing.

Section 4.10. Undisclosed Liabilities. Except as set forth on Section 4.10 of the Company Disclosure Letter, there is no other liability, debt (including Indebtedness) or obligation of, or claim or judgement against, the Company, any of the Company’s Subsidiaries, the LiveWire Assets or the LiveWire Business (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of business of the Company, any of its Subsidiaries or the LiveWire Business (none of which are liabilities directly or indirectly related to a breach of Contract, breach of warranty, tort, infringement, or violation of, or non-compliance with, Law), (c) that will be discharged or paid off prior to or at the Closing or otherwise will be HD Specified Indebtedness, (d) any liabilities or obligations arising out of or related to the negotiation, execution and delivery of this Agreement, the Employee Matters Agreement and the Separation Agreement, or (e) any other liabilities and obligations which are not, individually or in the aggregate, material to the LiveWire Business, taken as a whole.

Section 4.11. Litigation and Proceedings. Except as set forth on Section 4.11 of the Company Disclosure Letter and in each case would not be, or would not reasonably be expected to be, material to the LiveWire Business, taken as a whole, (a) there is no, and in the last three (3) years there has been, no Action pending or, to the knowledge of the Company or HD, threatened Actions, by or against the Company, any of the Company’s Subsidiaries, to the LiveWire Business or any of the LiveWire Assets, and there have been no such Actions in the past three (3) years and (b) there is no outstanding Governmental Order imposed upon the Company, any of Company’s Subsidiaries, the LiveWire Business or any of the LiveWire Assets. As of the date of this Agreement and as of the Closing Date, there are no material Actions by the Company or its Subsidiaries that relate to the LiveWire Assets or the operation or conduct of the LiveWire Business pending against any other Person.

Section 4.12. Legal Compliance. The HD Group are, and during the past three (3) years have been, in compliance in all material respects with all applicable Laws and Governmental Orders (to the extent related to their ownership of the LiveWire Assets or the operation or conduct of the LiveWire Business). During the past three (3) years, no member of the HD Group has received any notification from any Governmental Authority of a violation of any applicable Law or Governmental Order, or any investigation by a Governmental Authority for any actual or alleged violation of any applicable Law or Governmental Order, in each case, by any member of the HD Group to the extent applicable to its ownership of the LiveWire Assets or the operation or conduct of the LiveWire Business, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the LiveWire Business.

Section 4.13. Contracts; No Defaults.

(a) Section 4.13(a) of the Company Disclosure Letter contains a listing of Contracts of which the Company or any Company Subsidiary, or member of the HD Group, are a party to as of the date hereof and are described in clauses (i) through (xiv) below. True, correct and complete copies of the Contracts listed on Section 4.13(a) of the Company Disclosure Letter have previously been delivered to or made available to SPAC or its agents or representatives, together with all amendments thereto.

(i) Any Contract with any of the Material Suppliers;

(ii) (A) Each Contract relating to Indebtedness of the LiveWire Business or the placing of a Lien (other than a Permitted Lien) on any material LiveWire Asset or the LiveWire Business and (B) each Contract requiring the LiveWire Business or any LiveWire Entity to guarantee the liabilities or obligations of any Person (other than the LiveWire Entities to the extent related to the LiveWire Business) or pursuant to which any Person (other than another LiveWire Entity) has guaranteed the liabilities or obligations of a LiveWire Entity or the LiveWire Business, in each case in excess of $500,000;

(iii) Each Contract for the acquisition or the disposition of any material assets of the LiveWire Business, in the last three (3) years (except as what is contemplated by the Separation);

(iv) Each Contract related to the LiveWire Business, for the lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract that provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property that involves aggregate payments (A) to or from any HD Group related to the LiveWire Business in excess of $500,000 in any calendar year or (B) to or from any HD Group related to the LiveWire Business in excess of $3,000,000 over the life of the Contract and, in each case, is not terminable by the applicable member of the HD Group without penalty upon less than 30 days’ prior written notice;

(v) Each Contract involving the formation of a joint venture or partnership, profit-sharing, or other similar Contract related to or arising out of the LiveWire Business excluding (A) the respective Governing Documents of the Company and its Subsidiaries and (B) Contracts between the Company and one or more of its Subsidiaries or between any of the Company’s Subsidiaries;

(vi) Contracts with any LiveWire Employee that (A) provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements or (B) provide for annual salary in excess of $250,000;

(vii) Contracts containing covenants (A) prohibiting, limiting or purporting to limit the freedom of the LiveWire Business or any LiveWire Entity to engage in or compete with any Person in any line of business in any material respect, (B) prohibiting or restricting the ability to conduct the LiveWire Business with any Person in any geographic area in any material respect or (C) contains any other provisions restricting the ability of the LiveWire Business or any LiveWire Entity to sell, manufacture, develop, commercialize, test or research products, directly or indirectly through third parties, or to solicit any potential employee or customer in any material respect or that would so limit or purports to limit, in any material respect, HoldCo or any of its Affiliates after the Closing;

(viii) Any collective bargaining or other agreement or Contract between any member of the HD Group, on one hand, and any labor union, labor organization or other employee representative body, on the other hand (each, a “Labor Agreement”), covering any LiveWire Employee;

(ix) Each Contract pursuant to which any member of the HD Group (i) grants to a third Person a license to any Company IP that is material to the LiveWire Business, other than non-exclusive licenses granted to customers, distributors or service providers of the HD Group in the ordinary course of business, or (ii) is granted by a third Person a license to any Intellectual Property material to LiveWire Business, other than click-wrap and shrink-wrap licenses and other licenses to software that is generally commercially available to the public with license, maintenance, support, and other fees of less than $500,000 in the aggregate per year;

(x) Each Contract requiring capital expenditures on behalf of the LiveWire Business after the date of this Agreement in an amount in excess of $500,000 in any calendar year;

(xi) Any Contract that (A) grants to any third Person any “most favored nation rights”, any “take-or-pay rights”, any exclusivity rights or similar provisions, obligations or restrictions related to the LiveWire Business, (B) grants to any third Person price guarantees for a period greater than one year from the date of this Agreement and requires aggregate future payments the LiveWire Business in excess of $500,000 in any calendar year, or (C) obligates any third Person to retain a committed inventory of goods for the LiveWire Business;

(xii) Contracts granting to any Person (other than the Company or its Subsidiaries) (A) a right of first refusal, first offer or similar preferential right to purchase or acquire equity interests in the Company or any of the Company’s Subsidiaries or (B) the right to receive or earn milestones payments, royalties or other contingent payments based on any investigation, manufacture, research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events;

(xiii) Any Contract involving any resolution, conciliation or settlement of any actual or threatened litigation, arbitration, claim or other dispute related to the LiveWire Business (A) with any Governmental Authority, or (B) under which HoldCo or any LiveWire Entity has any material ongoing obligations after the date of this Agreement; and

(xiv) Any outstanding written commitment to enter into any Contract of the type described in subsections (i) through (xiii) of this Section 4.13(a).

(b) Except for any Contract that will terminate upon the expiration of the stated term thereof prior to the anticipated Closing Date, all of the Contracts listed, or required to be listed, on Section 4.13(a) of the Company Disclosure Letter (each, a “Material Contract”) are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the member of HD Group party thereto and, to the knowledge of the Company or HD, represent the legal, valid and binding obligations of the counterparties thereto. Except, in each case, where the occurrence of such breach or default or failure to perform would not be material to the LiveWire Business, taken as a whole, (x) the applicable member of the HD Group has performed in all respects all respective obligations required to be performed by them to date under the Material Contracts and neither any member of the HD Group, nor, to the knowledge of the Company or HD, any other party thereto is in breach of or default under any such Contract, (y) during the last twelve (12) months, no member of the HD Group has received any written claim or written notice of termination or breach of or default under any such Contract and (z) to the knowledge of the Company or HD, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract by any member of the HD Group or, to the knowledge of the Company or HD, any other party thereto (in each case, with or without notice or lapse of time or both).

Section 4.14. Material Suppliers. Section 4.14 of the Company Disclosure Letter sets forth a true, correct and complete list of the top ten (10) largest suppliers of products or services related to or arising out of the LiveWire Business, based on amounts paid or payable with respect to the twelve (12)-month period ending December 31, 2020 (each, a “Material Supplier”). No member of the HD Group (i) is, or has been in the last three (3) years, engaged in any material dispute with any Material Supplier, or (ii) has received any written notice from any Material Supplier indicating that it intends to cancel, terminate, materially reduce or otherwise adversely modify in any material respect its relationship in respect to the LiveWire Business.

Section 4.15. Company Benefit Plans.

(a) Section 4.15(a) of the Company Disclosure Letter sets forth an accurate and complete list of each material HD Benefit Plan. With respect to each material HD Benefit Plan, HD has made available to SPAC, to the extent applicable, true, complete and correct copies of (A) such HD Benefit Plan (or, if not written a written summary of its material terms) and all plan documents and all amendments thereto, and (B) the most recent determination or opinion letter, if any, issued by the IRS with respect to any such HD Benefit Plan and any pending request for such a determination letter. As of the date hereof, neither the Company nor any Subsidiary of the Company sponsors or maintains any Benefit Plan.

(b) Except as set forth on Section 4.15(b) of the Company Disclosure Letter, (i) each HD Benefit Plan, has been established, funded, maintained, operated and administered in all material respects in accordance with its terms and in all material respects in compliance with all applicable Laws, including ERISA and the Code, (ii) all contributions and other payments required to be made with respect to any HD Benefit Plan with respect to LiveWire Employees have been timely made, as applicable and, if not yet due, properly accrued and (iii) each HD Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and, to the HD’s knowledge, no fact exists or event has occurred that would reasonably be expected to adversely affect the qualified status of such HD Benefit Plan.

(c) Except as set forth on Section 4.15(c) of the Company Disclosure Letter, no HD Benefit Plan is, and neither the Company nor any of its ERISA Affiliates sponsors, maintains or contributes, to, is required to contribute to, or has any actual or contingent liability or obligation under or with respect to, (i) a multiemployer plan (as defined in Section 3(37) of ERISA) or other plan subject to Title IV of ERISA or subject to Section 412 or 430 of the Code or Section 302 of ERISA, (ii) a “multiple employer plan” (within the meaning of Section 412 of the Code), (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code. Except as set forth on Section 4.15(c) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has any current or contingent liability or obligation as a consequence of being considered an ERISA Affiliate of any other Person.

(d) With respect to the LiveWire Employees or LiveWire Business, (i) there are no pending or, to the knowledge of HD, threatened actions, suits or claims (other than routine claims for benefits) by, on behalf of or against or relating to any HD Benefit Plan or the assets thereof, (ii) no audit or other proceeding by or before a Governmental Authority is pending or, to the knowledge of HD, threatened with respect to any HD Benefit Plan or the assets thereof, and (iii) HD and each ERISA Affiliate thereof have complied and are in compliance with the applicable requirements of Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any

similar state Law (“COBRA”) as well as the Affordable Care Act. Neither the Company nor any Company Subsidiary has incurred (whether or not assessed) any Tax or penalty under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code, and no circumstances exist or events have occurred that could reasonably be expected to result in the imposition of any such Taxes or penalties.

(e) Neither the HD Group nor, to the knowledge of HD, any trustee, administrator or other third-party fiduciary and/or party-in-interest of any HD Benefit Plan, has engaged in any breach of fiduciary responsibility or any non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which would reasonably be expected to subject the Company or any Company Subsidiary to the Tax or penalty on prohibited transactions or breaches of duty imposed by Section 4975 of the Code or ERISA.

(f) No HD Benefit Plan provides, and no member of the HD Group has promised to provide, medical, surgical, hospitalization, death or similar benefits (whether or not insured) for LiveWire Employees (or the spouses or dependents thereof) for periods extending beyond their retirement or other termination of service, other than coverage mandated by COBRA (or any similar state Law) for which the recipient pays the full cost of coverage (except for employer subsidies or payments required under applicable Law), and neither the Company nor any Company Subsidiary has any obligation to provide such benefits.

(g) Except as set forth on Section 4.15(g) of the Company Disclosure Letter or as expressly contemplated by the Employee Matters Agreement, the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not, either alone or in combination with another event (such as termination following the consummation of the Transactions), (i) entitle any LiveWire Employee to any compensation or benefits, (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation due to any LiveWire Employee, (iii) entitle any LiveWire Employee to any severance pay or increase in severance pay or any other compensation, (iv) require the Company to set aside any assets to fund any material benefits under any Benefit Plan, (v) otherwise give rise to any material liability under any HD Benefit Plan, or (vi) limit or restrict the HD Group’s right to merge, materially amend, terminate or transfer the assets of any HD Benefit Plan on or following the Merger Effective Time.

(h) The consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not, either alone or in combination with another event (excluding any actions taken by or payments or benefits from SPAC or any of its Affiliates), result in any “excess parachute payment” under Section 280G of the Code becoming payable to any LiveWire Employee. No HD Benefit Plan provides for a Tax gross-up, make whole or similar payment to any LiveWire Employee with respect to the Taxes imposed under Sections 409A or 4999 of the Code or any other Tax.

(i) Each HD Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all material respects in documentary compliance with, Section 409A of the Code, and no amount payable to any LiveWire Employee under any such HD Benefit Plan is or has been subject to the interest or additional Tax set forth under Section 409A(a)(1)(B) of the Code.

Section 4.16. Labor Relations; Employees.

(a) Except as set forth on Section 4.16(a) of the Company Disclosure Letter, (i) no member of the HD Group is or has in the past three (3) years been party to or bound by any Labor Agreement covering LiveWire Employees, (ii) no Labor Agreement or similar agreement or arrangement covering LiveWire Employees is being negotiated by the HD Group, (iii) no labor union, labor organization, group of LiveWire Employees or any other employee representative body represents, has represented, or has, to the knowledge of HD, sought to represent any LiveWire Employees, and, to the knowledge of HD, in the past three (3) years there have been no organizing activities with respect to any LiveWire Employees, (iv) there are no representation or certification demands, proceedings or petitions seeking a representation proceeding with respect to LiveWire Employees pending or, to the knowledge of HD, threatened to be brought or filed with the National Labor Relations Board or any other applicable labor relations authority, and there have been no such demands, proceedings or petitions with respect to any LiveWire Employees in the past three (3) years. In the past three (3) years, there has been no actual or, to the knowledge of HD, threatened strike, slowdown, work stoppage, labor organization activity, lockout, picketing, handbilling or other material labor dispute or similar activity involving LiveWire Employees or against or affecting the LiveWire Business.

(b) Except as would not reasonably be expected to result in any material liability to the LiveWire Business, taken as a whole, with respect to the LiveWire Business (including LiveWire Employees), each member of the HD Group has been for the past three (3) years in compliance with all applicable Laws respecting labor, employment and employment practices including all Laws respecting terms and conditions of employment, health and safety, wages and hours, employee classification (with respect to both exempt vs. non-exempt status and employee vs. independent contractor status), immigration (including the completion of Forms I-9 for all LiveWire Employees and the proper confirmation of LiveWire Employees’ employee visas), employment harassment, discrimination or retaliation, whistleblowing, disability rights or benefits, equal opportunity and equal pay, workers’ compensation, labor relations, employee leave issues, COVID-19, affirmative action, unemployment insurance, and plant closures and layoffs (including the WARN Act).

(c) In the past three (3) years, except as would not reasonably be expected to result in any material liability to the LiveWire Business, taken as a whole, no member of the HD Group has received notice of and, to the knowledge of HD, there has been no threat of (i) any unfair labor practice charge or material complaint before the National Labor Relations Board or any other Governmental Authority or labor relations tribunal or authority against or affecting the HD Group by any LiveWire Employees, (ii) any labor complaints, grievances or arbitrations arising out of any Labor Agreement or any other labor complaints, grievances or arbitrations by or on behalf of LiveWire Employees against or negatively affecting the HD Group, (iii) any charge or complaint with respect to or relating to the Company or any of its Subsidiaries or the LiveWire Business by or on behalf of any LiveWire Employees pending before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, (iv) the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws to conduct an investigation with respect to or relating to the LiveWire Business (including LiveWire Employees) or that any such investigation is in progress or (v) any Action by or on behalf of any LiveWire Employees alleging breach of any express or implied contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(d) Except as would not result in material liability to the LiveWire Business: (i) the HD Group has fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees, and other compensation that have come due and payable to LiveWire Employees under applicable Law or Contract; and (ii) each individual who is providing or within the past three (3) years has provided services to the LiveWire Business and is or was in the past three (3) years classified and treated as an independent contractor, consultant, leased employee, or other non-employee service provider is and has been in the past three (3) years properly classified and treated as such for all applicable purposes.

(e) To the knowledge of HD, no LiveWire Employee is in material violation of any employment agreement, restrictive covenant or obligation, nondisclosure obligation or fiduciary duty owed (i) to any member of the HD Group or (ii) to any third party with respect to the right of any such individual to work for or provide services to the LiveWire Business or the individual’s disclosure of Trade Secrets.

(f) To the knowledge of HD, no LiveWire Employee with annualized compensation at or above $150,000 intends to terminate his or her employment prior to the one (1) year anniversary of the Closing.

(g) In the past three (3) years, with respect to the LiveWire Business (including LiveWire Employees), no member of the HD Group has engaged in layoffs, facility closures or shutdowns, furloughs, reductions-in-force, employment terminations or other workforce actions sufficient to trigger application of the WARN Act. No layoff, facility closure or shutdown, furlough, reduction-in-force, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting LiveWire Employees has occurred since March 1, 2020 or is currently contemplated, planned or announced, including as a result of COVID-19.

(h) In the past three (3) years, no allegations of discrimination, sexual harassment or sexual misconduct have been made, or, to the knowledge of HD, threatened to be made against or involving any LiveWire Employee. No member of the HD Group has entered into any settlement agreements resolving, in whole or in part, allegations of sex discrimination, sexual harassment or sexual misconduct by any LiveWire Employee.

(i) There are a sufficient number of LiveWire Employees as of the date hereof to conduct the LiveWire Business on a stand-alone basis as of the date hereof.

Section 4.17. Taxes.

(a) All material Tax Returns required to be filed by the Company, its Subsidiaries, or relating solely to the LiveWire Assets or the LiveWire Business have been filed (taking into account extensions) and all such Tax Returns are true, correct and complete in all material respects.

(b) All material Taxes required to be paid by the Company, its Subsidiaries, and imposed on the LiveWire Assets or the LiveWire Business have been duly paid.

(c) Except as set forth on Section 4.17(c) of the Company Disclosure Letter, there is no Tax audit, examination or other proceeding with respect to material Taxes of the Company, any of its Subsidiaries or with respect to the LiveWire Assets or the LiveWire Business that is pending or has been threatened in writing within the last three (3) years.

(d) The Company and each of its Subsidiaries has complied in all material respects with all applicable Laws relating to the collection and withholding of material Taxes.

(e) None of HD, the Company or any of its Subsidiaries has waived any statute of limitations with respect to material Taxes of the Company, any of its Subsidiaries or in respect of the LiveWire Business or any LiveWire Assets or agreed in writing to any extension of time with respect to the assessment or deficiency of any material Tax, which waiver or extension remains in effect (excluding extensions of time to file Tax Returns obtained in the ordinary course).

(f) Neither the Company nor any of its Subsidiaries has received written claim from a Governmental Authority in a jurisdiction in which it does not file Tax Returns stating that it is or may be subject to Tax in such jurisdiction, which claim has not been satisfied, withdrawn, or otherwise resolved.

(g) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 or any similar or analogous provision of state, local or foreign Law.

(h) There are no Liens for material Taxes on any of the LiveWire Assets, including any assets of the Company or its Subsidiaries, other than Permitted Liens.

(i) Except as set forth on Section 4.17(i) of the Company Disclosure Letter, there are no written assessments, deficiencies, adjustments or other claims with respect to material Taxes that have been asserted or assessed against the Company, its Subsidiaries or with respect to the LiveWire Assets that have not been paid or otherwise addressed by the Company or resolved.

(j) Neither the Company nor any of its Subsidiaries has any material liability for the Taxes of any Person (other than the Company or its Subsidiaries) (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or (B) as a transferee or successor, or by Contract (except for liabilities pursuant to commercial contracts not primarily relating to Taxes).

(k) Neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(l) Neither the Company nor any of its Subsidiaries will be required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or non U.S. Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) installment sale, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law) or open transaction disposition, in each case, made by the Company or its Subsidiaries prior to the Closing, (B) change in method of accounting of the Company or its Subsidiaries for a taxable period (or portion thereof) ending on or prior to the Closing Date made or required to be made prior to the Closing, or (C) “closing agreement” described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed by the Company or its Subsidiaries prior to the Closing.

(m) Neither the Company nor any of its Subsidiaries (or any predecessor thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) at any time in the last three (3) years.

(n) None of the Company’s Subsidiaries is treated as an “expatriated entity” as defined in Section 7874(a)(2)(A) of the Code, as a “surrogate foreign corporation” as defined in Section 7874(a)(2)(B) of the Code or otherwise as a domestic corporation as a result of the application of Section 7874(b) of the Code.

(o) The Company is and has since formation been treated as a disregarded entity for U.S. federal (and applicable state and local) Tax purposes. Section 4.17(o) of the Company Disclosure Letter lists the U.S. federal income Tax classification of each of the Subsidiaries of the Company for U.S. federal income Tax purposes, and each such Subsidiary has had such classification at all times since its formation.

(p) As of the date of this Agreement, neither the Company nor HD has taken or agreed to take any action, or is aware of any non-public facts or circumstances, in each case, that would reasonably be expected to prevent or impede the Exchange from qualifying for the Intended Tax Treatment.

(q) Neither the Company nor HD has any plan or intention to cause SPAC to engage in any transaction or make any election that would result in a liquidation of SPAC for U.S. federal income tax purposes.

(r) The Company intends that any cash and cash equivalents remaining in the Trust Account after any redemptions of SPAC shares and the distributions contemplated by this Agreement shall be used in the Company’s business within the meaning of Treasury Regulations Section 1.368-1(d).

Section 4.18. Brokers’ Fees. Except as set forth on Section 4.18 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement or the Ancillary Agreement based upon arrangements made by any member of the HD Group or any of their Affiliates for which SPAC, HoldCo, the Company or any of the Company’s Subsidiaries has any obligation.

Section 4.19. Licenses and Permits. Section 4.19 of the Company Disclosure Letter contains a true, correct and complete list of each material License that is required for the ownership or use of the LiveWire Assets or the operation and conduct of the LiveWire Business, in each case, as conducted or owned by the HD Group on the date hereof (collectively, the “LiveWire Permits”), together with the name of the Governmental Authority issuing the same and the holder of the material License. Each LiveWire Permit is in full force and effect and none of the LiveWire Permits will be terminated or become terminable as result of the transactions contemplated by this Agreement or the Ancillary Agreement, except, in each case, as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect. No member of the HD Group (a) is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) in any material respect of any term, condition or provision of any LiveWire Permits to which it is a party, (b) is or has been in the past three (3) years the subject of any pending or threatened Action, or, to the knowledge of the Company or HD, any investigation, by a Governmental Authority seeking the revocation, suspension, termination, modification or impairment of any LiveWire Permits or (c) has received any written notice in the past three (3) years that any Governmental Authority that has issued any LiveWire Permit intends to cancel, terminate, or not renew any such LiveWire Permit, except to the extent such LiveWire Permit may be amended, replaced, or reissued as a result of and as necessary to reflect the transactions contemplated by this Agreement and the Ancillary Agreement (provided that such amendment, replacement, or reissuance would not reasonably be expected to materially adversely affect the ability of HoldCo and the LiveWire Entities to conduct the LiveWire Business as currently conducted from and after the Closing).

Section 4.20. Title to and Sufficiency of Assets. Except as set forth in Section 4.20 of the Company Disclosure Letter:

(a) the LiveWire Assets, together with any rights, materials, goods and services provided by the HD Group following the Closing pursuant to this Agreement and the Ancillary Agreements (including the Transition Services Agreement, Master Services Agreement, the Contract Manufacturing Agreement and the IP License Agreement), (i) constitute all of the assets (tangible and intangible), rights, materials, goods and services that are necessary for or used in the conduct of the LiveWire Business, in all material respects, in the same manner as conducted during the 12-months prior to the date of this Agreement and (ii) will be sufficient for the conduct of the LiveWire Business in all material respects immediately following the Closing in the in the same manner as conducted during the 12-months prior to the date of this Agreement;

(b) all material tangible personal property that constitute the LiveWire Assets have no defects, are in good operating condition and repair and function in accordance with their intended uses (ordinary wear and tear excepted) and have been properly maintained, and are suitable for their present uses and meet all specifications and warranty requirements with respect thereto, in each case, except as is not and would not be reasonably expected to be, individually or in the aggregate, material to the LiveWire Business;

(c) (i) one or more members of the HD Group have, good and valid title to, or a valid leasehold or other interest in, all of the tangible personal property and other real or tangible assets that comprise the LiveWire Assets, in each case free and clear of all Liens, except as is not and would not be reasonably expected to be, individually or in the aggregate, material to the LiveWire Business and (ii) the LiveWire Entities, following the Separation will have, good and valid title to, or a valid leasehold or other interest in, all of the material tangible personal property and other real or tangible assets that comprise the LiveWire Assets, in each case free and clear of all Liens (except as set forth in the Ancillary Agreement); and

(d) as of the Closing the LiveWire Entities will hold the LiveWire Assets, and except as contemplated in any Ancillary Agreement, no other Person will have any rights, title or interests with respect to the LiveWire Assets.

Section 4.21. Real Property.

(a) Section 4.21(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Leased Real Property, including the address thereof, and all Real Property Leases pertaining to such Leased Real Property. With respect to each parcel of Leased Real Property:

(i) The Company, its Subsidiaries or the HD Group (with respect to the LiveWire Business) holds a good and valid leasehold estate in such Leased Real Property, free and clear of all Liens, except for Permitted Liens.

(ii) The Company has delivered to SPAC true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in and to the Leased Real Property, including all amendments, terminations and modifications thereof, in effect as of the date of this Agreement (collectively, the “Real Property Leases”), and none of such Real Property Leases has been modified in any material respect, except to the extent that such modifications have been disclosed by the copies delivered to SPAC.

(iii) Each Real Property Lease is legal, valid, binding and in full force and effect. As of the date of this Agreement, to the knowledge of the Company or HD, there are no material ongoing disputes with respect to such Real Property Leases. Neither the Company nor to the knowledge of the Company or HD, any other party to any Real Property Lease is in material breach or default under such Real Property Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a material breach or default, or permit the termination, modification or acceleration of rent under such Real Property Lease. The Company has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof. The improvements included in the Leased Real Property are in good condition and repair and sufficient for the operation of the LiveWire Business conducted thereon.

(b) None of the Company or any of its Subsidiaries owns real property.

Section 4.22. Intellectual Property.

(a) Section 4.22(a) of the Company Disclosure Letter sets forth a true, complete and accurate list of each item of Company IP that is registered or applied for with a Governmental Authority or internet domain name registrar (“Company Registered Intellectual Property”), including, in each case, as applicable, the jurisdiction in which such item of Company Registered Intellectual Property has been registered or filed and the applicable application, registration, or serial or other similar identification number, if any. Immediately after giving effect to the transactions contemplated by the Separation Agreement the Company or one of the Company’s Subsidiaries will be the sole and exclusive owner of all right, title, and interest in and to all Company IP, free and clear of all Liens (other than Permitted Liens).

(b) No Actions are pending, or to the knowledge of the Company or HD threatened, against the Company, any of its Subsidiaries, or the HD Group with respect to the LiveWire Business or the manufacture of products for the LiveWire Business, either (i) alleging the Company’s or any of its Subsidiaries’, the HD Group’s, or the LiveWire Business’s infringement, misappropriation, dilution or other violation of any Intellectual Property of any third Person or (ii) challenging the ownership, use, validity or enforceability of any Company IP or Intellectual Property of the HD Group used in the operation of the LiveWire Business or the manufacture of products for the LiveWire Business, in each case that would reasonably be expected to result in material liability to the Company or any of its Subsidiaries. To the knowledge of the Company or HD, none of the Company, its Subsidiaries, the conduct of the LiveWire Business as currently conducted, and the manufacture of products for the LiveWire Business as currently manufactured, infringes, misappropriates, dilutes or otherwise violates any Intellectual Property of any Person in any material respect.

(c) Except as set forth on Section 4.22(c) of the Company Disclosure Letter, (i) to the knowledge of the Company or HD, no Person is infringing, misappropriating, diluting or otherwise violating any Company IP in any material respect, and (ii) there is no material Action pending or threatened alleging infringement, misappropriation, dilution or other violation of any Company IP by any Person.

(d) The HD Group has implemented commercially reasonable measures to maintain and protect the confidentiality of the material Trade Secrets included in the Company IP. The employees, representatives, consultants, contractors and agents of the HD Group who have access to Trade Secrets used in and material to the LiveWire Business are bound by written confidentiality agreements with respect to such Trade Secrets, or are otherwise legally or ethically obligated to maintain the confidentiality of such Trade Secrets. To the knowledge of the Company or HD, the HD Group has not suffered any breaches or violations of any such confidentiality agreements or obligations that have resulted in the unauthorized disclosure or loss of any such material Trade Secrets.

(e) All current or past founders, employees, representatives and contractors of the Company who contribute or have contributed to the creation or development of any material Company IP in the course of their employment or provision of services for the Company or any of its Subsidiaries have executed written agreements pursuant to which such Persons have assigned to the Company or its applicable Subsidiaries all of such Person’s rights, title, and interest in and to such Intellectual Property that did not vest automatically in the Company or its relevant Subsidiaries by operation of Law.

(f) The IT Systems used by the Company operate and perform in all material respects as required for the conduct of the businesses of the Company and its Subsidiaries as presently conducted. To the knowledge of

Company or HD, the IT Systems used by the Company do not contain any “time bombs,” “Trojan horses,” “back doors,” “trap doors,” worms, viruses, spyware, keylogger software, or other faults or malicious code or damaging devices, or other vulnerabilities that, in each case, if activated would reasonably be expected to be material to the LiveWire Business, taken as a whole.

Section 4.23. Privacy and Cybersecurity.

(a) Except as would not reasonably be expected to be material to the LiveWire Business, taken as a whole, the Company and its Subsidiaries are in compliance with, and during the past three (3) years the Company and its Subsidiaries have been, and the operation of the LiveWire Business has been, in compliance with, (i) all applicable Laws relating to privacy, data security, and data protection, (ii) the HD Group’s internal and external privacy policies applicable to the LiveWire Business, and (iii) the contractual obligations applicable to the Company and its Subsidiaries or the HD Group with respect to the LiveWire Business concerning privacy, data protection, cybersecurity, data security and the security of the Company’s and each of its Subsidiaries’ information technology systems (collectively, “Privacy Requirements”). Except as would not reasonably be expected to be material to the LiveWire Business, taken as a whole, there are no Actions by any Person (including any Governmental Authority) pending to which the Company, any of the Company’s Subsidiaries, or the HD Group with respect to the LiveWire Business is a named party or, to the knowledge of the Company or HD, threatened in writing against the Company, its Subsidiaries, or the HD Group with respect to the LiveWire Business, alleging a violation of any Privacy Requirement, or of any third Person’s privacy or personal information rights and there have been no such Actions during the past three (3) years.

(b) Except as set forth on Section 4.23(b) of the Company Disclosure Letter, during the past three (3) years preceding the date of this Agreement, (i) to the knowledge of the Company, there have been no unauthorized intrusions nor breaches of the security of the Company IT Systems that have resulted in the unauthorized access, use, disclosure, destruction, modification, corruption or encryption of any personal information contained or stored therein, and (ii) there have been no disruptions in any IT Systems that have caused a material disruption in the operation of the LiveWire Business or the Company and the Company’s Subsidiaries. The HD Group with respect to the LiveWire Business has implemented (A) commercially reasonable measures designed to protect personal information and other confidential information in their possession, custody, or control against unauthorized access, use, modification, disclosure or other misuse, including through administrative, technical and physical safeguards and (B) commercially reasonable security controls and disaster recovery plans and procedures for the IT Systems within their control and used in the LiveWire Business, which are designed to protect the confidentiality, integrity and availability of such IT Systems and the data processed by such IT Systems.

(c) During the past three (3) years, except as would not reasonably be expected to be material to the LiveWire Business, taken as a whole, (i) the HD Group has not experienced any incident impacting the confidentiality, integrity, or availability of any personal information of the LiveWire Business and (ii) neither the HD Group with respect to the LiveWire Business, Company, nor any Subsidiary of the Company has received any written notice or complaint from any Person, or provided any written notice to any Person, with respect to any violation of their privacy, data security, and data protection practices or obligations.

Section 4.24. Environmental Matters.

(a) The HD Group are, and during the past three (3) years have been, in compliance in all material respects with all applicable Environmental Laws and all Licenses required thereunder (to the extent applicable or related to their ownership of the LiveWire Assets or the operation or conduct of the LiveWire Business).

(b) There has been no release, treatment, transportation, storage, handling, generation, distribution, manufacture, disposal or arrangement for disposal of, or exposure of any Person to, any Hazardous Materials by or on behalf of the HD Group (with respect to their ownership of the LiveWire Assets or the operation or conduct of the LiveWire Business) or, to the knowledge of the Company, any other Person that has given rise to a material liability for the LiveWire Business, including: (i) at, in, on or under any Leased Real Property, (ii) to the knowledge of the Company, at, in, on or under any real property or facility formerly owned, leased or operated by any member of the HD Group (with respect to their ownership of the LiveWire Assets or the operation or conduct of the LiveWire Business) or (iii) any other location where Hazardous Materials generated by the HD Group have been transported to, sent, placed or disposed of.

(c) No Action is pending or, to the knowledge of the Company or HD, threatened with respect to the HD Group’s material noncompliance with or material liability under Environmental Laws (with respect to their ownership of the LiveWire Assets or the operation or conduct of the LiveWire Business), and, to the knowledge of the Company or HD, there are no facts or circumstances which would reasonably be expected to form the basis of such an Action.

(d) The Company and HD have made available to SPAC all material environmental, health or safety reports, assessments, audits and inspections in the possession of the HD Group.

(e) None of the Company or its Subsidiaries has received any material communications or notices from or to any Governmental Authority or other Person concerning any material non-compliance of the Company, any of the Company’s Subsidiaries or the LiveWire Business with, or liability of the Company, any of the Company’s Subsidiaries or the LiveWire Business under, any Environmental Law.

Section 4.25. Absence of Changes. During the period beginning on September 26, 2021, and ending on the date of this Agreement, (a) there has not been any Company Material Adverse Effect and, in the case of the following clauses (b) and (c), except for actions taken in preparation for and in connection with this Agreement and the Ancillary Agreements, (b) the HD Group has conducted the LiveWire Business and operated the LiveWire Assets in the ordinary course in all material respects, and (c) no member of the HD Group has taken any action that would require the consent of SPAC if taken during the period from the date of this Agreement until the Closing pursuant to Section 7.1.

Section 4.26. Anti-Corruption and Anti-Money Laundering Compliance.

(a) For the past five (5) years, no member of the HD Group, nor any director, officer, employee, nor, to the knowledge of the Company or HD, representative or agent acting on behalf of the HD Group (to the extent applicable or related to their ownership of the LiveWire Assets or the operation or conduct of the LiveWire Business), has (i) violated any Anti-Bribery Laws or Anti-Money Laundering Laws, (ii) used any funds for any unlawful contribution, gift, entertainment, or other unlawful expense relating to political activity, (iii) made any unlawful payment to any official or employee of a Governmental Authority, or (iv) offered or given anything of value to any official or employee of a Governmental Authority, any political party or official thereof, any candidate for political office, or any other Person, in any such case while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority or candidate for political office, in each case in violation of the Anti-Bribery Laws.

(b) To the knowledge of the Company and HD, in the past five (5) years, there have been no internal investigations, third-party investigations (including by any Governmental Authority), prosecutions, voluntary disclosures, deficiency notices, allegations, or internal or external audits concern possible violations of the Anti-Bribery Laws or Anti-Money Laundering Laws by any member of the HD Group or any director, officer, employee, representative, or agent acting on behalf of the HD Group to the extent applicable or related to the HD Group’s ownership of the LiveWire Assets or the operation or conduct of the LiveWire Business.

(c) The HD Group maintain policies and procedures and adhere to systems of internal controls that, to the knowledge of the Company and HD, are reasonably adequate to ensure compliance with applicable Anti-Bribery Laws and Anti-Money Laundering Laws with respect to the LiveWire Business.

Section 4.27. Sanctions and International Trade Compliance.

(a) The HD Group are, and have been for the past five (5) years, in material compliance with all International Trade Laws and Sanctions Laws (to the extent applicable or related to their ownership of the

LiveWire Assets or the operation or conduct of the LiveWire Business). The HD Group has obtained all required licenses, consents, notices, waivers, approvals, orders, registrations, declarations, or other authorizations from, and have made any material filings with, any applicable Governmental Authority for the import, export, re-export, deemed export, deemed re-export, or transfer required under the International Trade Laws and Sanctions Laws (the “Export Approvals”), to the extent applicable or related to their ownership of the LiveWire Assets or the operation or conduct of the LiveWire Business. There are no pending or, to the knowledge of the Company or HD, threatened Actions against the HD Group (to the extent applicable or related to their ownership of the LiveWire Assets or the operation or conduct of the LiveWire Business) that allege any material violation of International Trade Laws or Sanctions Laws or any Export Approvals.

(b) Neither the Company, any of its Subsidiaries nor any of their respective employees, directors, or officers (or employees, directors, or officers of the LiveWire Business), or to the knowledge of the Company, any of the Company’s, its Subsidiaries’ or the LiveWire Business’s respective agents or representatives or other Persons acting on behalf of the Company, any of the Company’s Subsidiaries or the LiveWire Business, (i) is, or has been during the past five (5) years, a Sanctioned Person, or (ii) has transacted business directly or knowingly indirectly with any Sanctioned Person or in any Sanctioned Country, in violation of Sanctions Laws.

(c) The HD Group have maintained policies and procedures and adhered to systems of internal controls that, to the knowledge of the Company or HD, are reasonably adequate to ensure compliance with applicable Sanctions Laws and International Trade Laws applicable to the LiveWire Business.

Section 4.28. Information Supplied. None of the information supplied or to be supplied by the Company specifically in writing for inclusion in the Proxy Statement/Registration Statement will, as of the date on which the Proxy Statement/Registration Statement is declared effective and as of the date the Proxy Statement/Registration Statement (or any amendment thereto) is first mailed to SPAC Shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.29. No Additional Representations or Warranties. Except as provided in this Article 4 or any Ancillary Agreement, neither HD nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, direct or indirect equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to SPAC, the Sponsor or any of their respective Affiliates, and except with respect to such representations, no such Person shall be liable in respect of the accuracy or completeness of any information provided to SPAC, the Sponsor or any of their respective Affiliates.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SPAC

Except as set forth in (i) any SPAC SEC Filings filed or submitted on or prior to the date hereof (excluding (a) any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements, disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature, and (b) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such SPAC SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 5.1, Section 5.2, Section 5.13 or Section 5.16), or (ii) the disclosure letter delivered by SPAC to the Company on the date of this Agreement (the “SPAC Disclosure Letter”) (each section of which, subject to Section 13.9, qualifies the correspondingly numbered and lettered representations in this Article 5), SPAC represents and warrants to the Company and HD as follows:

Section 5.1. SPAC Organization. SPAC has been duly incorporated, organized or formed and is validly existing as an exempted company in good standing (or equivalent status, to the extent that such concept exists) under the Laws of the Cayman Islands and has the requisite company power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The copies of SPAC’s Governing Documents, as amended to the date of this Agreement and as previously delivered by SPAC to the Company, are true, correct and complete. SPAC is duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to be, individually or in the aggregate, material to SPAC.

Section 5.2. Due Authorization.

(a) SPAC has all requisite corporate power and authority to (i) execute and deliver this Agreement and the documents contemplated hereby, and (ii) subject to the receipt of the SPAC Shareholder Approval, consummate the Transactions and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the Transactions have been (i) duly and validly authorized and approved by SPAC Board and (ii) determined by SPAC Board as advisable to SPAC and SPAC Shareholders and recommended for approval by SPAC Shareholders. No other company proceeding on the part of SPAC is necessary to authorize this Agreement and the documents contemplated hereby (other than SPAC Shareholder Approval). This Agreement has been, and at or prior to the Closing, the other documents contemplated hereby will be, duly and validly executed and delivered by SPAC, and (assuming due authorization, execution and delivery of this Agreement by the other Parties and of the other documents to which SPAC is a party contemplated hereby by the other parties thereto) this Agreement constitutes, and at or prior to the Closing, the other documents contemplated hereby will constitute, a legal, valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) The SPAC Shareholder Approval is the only vote of any of SPAC’s share capital necessary in connection with the entry into or performance of this Agreement by SPAC, and the consummation of the Transactions, including the Closing.

(c) At a meeting duly called and held, SPAC Board has approved the Transactions as a Business Combination.

Section 5.3. No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.8 and the SPAC Shareholder Approval, the execution and delivery of this Agreement by SPAC and the other documents contemplated hereby by SPAC and the consummation of the Transactions do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of SPAC, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to SPAC, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which SPAC is a party or by which SPAC may be bound, or terminate or result in the termination of any such Contract or (d) result in the creation of any Lien upon any of the properties or assets of SPAC, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of SPAC to enter into and perform their obligations under this Agreement and (ii) be material to SPAC.

Section 5.4. Subsidiaries. Except for HoldCo and Merger Sub, SPAC has no Subsidiaries. Except for this Agreement, SPAC is not bound by any Contract, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity. Except for HoldCo and Merger Sub, SPAC does not directly or indirectly own any equity or similar interest in or any interest convertible, exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business, association or entity.

Section 5.5. Litigation and Proceedings. There are no pending or, to the knowledge of SPAC, threatened Actions against or involving SPAC, its properties, directors, managers, officers or assets, that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to SPAC. There is no outstanding Governmental Order imposed upon SPAC, nor are any assets of SPAC’s businesses bound or subject to any Governmental Order the violation of which would, individually or in the aggregate, reasonably be expected to be material to SPAC. As of the date hereof, each of SPAC is in compliance with all applicable Laws in all material respects.

Section 5.6. SEC Filings. SPAC has timely filed (except as disclosed in a Notification of Late Filing filed by it with the SEC), or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since September 30, 2020 pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date hereof, including all exhibits and schedules and documents incorporated by reference therein, the “SPAC SEC Filings”). Each of the SPAC SEC Filings, as of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), and as of the date of any amendment (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing or the Closing Date), complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder applicable to such SPAC SEC Filing. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), none of the SPAC SEC Filings contained any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to SPAC SEC Filings. To the knowledge of SPAC, none of SPAC SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 5.7. Internal Controls; Listing; Financial Statements.

(a) Except as not required in reliance on exemptions from various reporting requirements by virtue of SPAC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to SPAC, including its consolidated Subsidiaries, if any, is made known to SPAC’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, except as otherwise disclosed in the SPAC SEC Filings, such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s periodic reports required under the Exchange Act. Since September 30, 2020, except as otherwise disclosed in the SPAC SEC Filings, SPAC has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of SPAC’s financial reporting and the preparation of SPAC Financial Statements for external purposes in accordance with GAAP.

(b) Except as set forth on Section 5.7(b) of the SPAC Disclosure Letter, each director and executive officer of SPAC has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder.

(c) Since September 30, 2020, SPAC has complied in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE. The SPAC Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE. There is no Actions pending or, to the knowledge of SPAC, threatened against SPAC by the NYSE or the SEC with respect to any intention by such Person to deregister the SPAC Class A Ordinary Shares or prohibit or terminate the listing of the SPAC Class A Ordinary Shares on the NYSE.

(d) The financial statements of SPAC included in the SPAC SEC Filings, including all notes and schedules thereto (the “SPAC Financial Statements”), complied in all material respects when filed, or if amended prior to the date hereof, as of the date of such amendment, with the applicable provisions of the Exchange Act and the Securities Act and the applicable accounting requirements and other rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods covered (except as may be indicated in the notes thereto, or in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with the applicable requirements of GAAP (except as may be indicated in the notes thereto, subject, in the case of the unaudited statements, to normal year-end audit adjustments that are not material) the financial position of SPAC, as of their respective dates, and the results of operations and cash flows of SPAC, for the periods presented therein.

(e) There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC. SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(f) Except as otherwise disclosed in the SPAC SEC Filings, neither SPAC (including any employee thereof) nor SPAC’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by SPAC, (ii) any fraud, whether or not material, that involves SPAC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by SPAC or (iii) any claim or allegation regarding any of the foregoing.

Section 5.8. Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority or other Person is required on the part of SPAC with respect to SPAC’s execution or delivery of this Agreement or the consummation of the Transactions, except for (i) applicable requirements of the HSR Act, (ii) the filing of the Registration Statement with the SEC and the SEC’s declaration of effectiveness of the Registration Statement, (iii) the filings, submissions and approvals contemplated by Section 10.7(a), (iv) such filings and approvals required in connection with the Domestication, (v) the filing of the Certificate of Merger with, and the acceptance thereof for filing by, the Secretary of State of the State of Delaware in accordance with the DGCL, (vi) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of SPAC to perform or comply with on a timely basis any material obligation of SPAC under this Agreement or to consummate the Transactions and (vii) as otherwise disclosed on Section 5.8 of the SPAC Disclosure Letter.

Section 5.9. Trust Account. As of the date of this Agreement, SPAC has at least $400,242,344 in the Trust Account, such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of October 1, 2020, between SPAC and Continental Stock Transfer & Trust Company, LLC, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in SPAC SEC Filings to be inaccurate or that would entitle any Person (other than SPAC Shareholders holding SPAC Ordinary Shares in connection with any SPAC Share Redemption, the underwriters of SPAC’s initial public offering with respect to deferred underwriting commissions and any other amounts set forth on Section 5.9 of the SPAC Disclosure Letter) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to all SPAC Share Redemptions. There are no claims or proceedings pending or, to the knowledge of SPAC, threatened with respect to the Trust Account. SPAC has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Merger Effective Time, the obligations of SPAC to dissolve or liquidate pursuant to SPAC’s Governing Documents shall terminate, and as of the Merger Effective Time, SPAC shall have no obligation whatsoever pursuant to SPAC’s Governing Documents to dissolve and liquidate the assets of SPAC by reason of the consummation of the Transactions. To SPAC’s knowledge, as of the date hereof, following the Merger Effective Time, no SPAC Shareholder shall be entitled to receive any amount from the Trust Account except to the extent such SPAC Shareholder is exercising an SPAC Share Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, SPAC does not have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC on the Closing Date.

Section 5.10. Investment Company Act; JOBS Act. SPAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. SPAC constitutes an “emerging growth company” within the meaning of the JOBS Act and a “smaller reporting company” (as defined in 17 CFR § 229.10(f)(1)).

Section 5.11. Absence of Changes. Since October 1, 2020, (a) there has not been any event or occurrence that has had, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of SPAC to enter into and perform its obligations under this Agreement and (b) except as set forth in Section 5.11 of the SPAC Disclosure Letter, SPAC has, in all material respects, conducted its business and operated its properties in the ordinary course of business consistent with past practice.

Section 5.12. No Undisclosed Liabilities. Except as set forth on Section 5.12 of the SPAC Disclosure Letter, as of the date of this Agreement, there is no other liability, debt (including Indebtedness) or obligation of, or claim or judgement against, SPAC (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on SPAC’s financial statements in SPAC SEC Filings or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in SPAC SEC Filings in the ordinary course of business, consistent with past practice, (c) that will be discharged or paid off to or at the Closing, or (d) any other liabilities and obligations which are not, individually or in the aggregate, material to SPAC.

Section 5.13. Capitalization of SPAC.

(a) As of the date of this Agreement, the authorized share capital of SPAC consists of (i) 50,000,000 SPAC Class A Ordinary Shares, 40,000,000 of which are issued and outstanding as of the date of this Agreement, (ii) 50,000,000 SPAC Class B Ordinary Shares, of which 10,000,000 shares are issued and outstanding as of the date of this Agreement, and (iii) 5,000,000 preference shares of par value $0.0001 each, of which no shares are issued and outstanding as of the date of this Agreement. The foregoing represents all of the issued and outstanding shares of capital stock of SPAC as of the date of this Agreement. All issued and outstanding SPAC Ordinary Shares (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) SPAC’s Governing Documents, and (2) any other applicable Contracts governing the issuance of such securities to which SPAC is a party or otherwise bound; (iii) have not been issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, SPAC’s Governing Documents or any Contract to which SPAC is a party or otherwise bound and (iv) are free and clear of any Liens, other than restrictions on transfer arising under applicable securities Laws, and other than as set out in the Governing Documents of SPAC.

(b) Subject to the terms and conditions of the Warrant Agreement, each SPAC Ordinary Warrant will be exercisable after giving effect to the Domestication and the Merger for one share of Domesticated SPAC Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) per share. As of the date of this Agreement, approximately 19,997,493 SPAC Ordinary Warrants and 10,500,000 SPAC Private Placement Warrants are issued and outstanding. SPAC Ordinary Warrants are not exercisable until the date that is thirty

(30) days after the Closing Date. All outstanding SPAC Ordinary Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of SPAC, enforceable against SPAC in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) SPAC’s Governing Documents and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, SPAC’s Governing Documents or any Contract to which SPAC is a party or otherwise bound. Except for SPAC’s Governing Documents and this Agreement, there are no outstanding Contracts of SPAC to repurchase, redeem or otherwise acquire any SPAC Ordinary Shares.

(c) Except as set forth in this Section 5.13 or as contemplated by this Agreement or the other documents contemplated hereby, SPAC has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for SPAC Ordinary Shares, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any SPAC Ordinary Shares or the value of which is determined by reference to SPAC Ordinary Shares, and there are no Contracts of any kind which may obligate SPAC to issue, purchase, redeem or otherwise acquire any of its SPAC Ordinary Shares.

Section 5.14. Brokers’ Fees. Except fees described on Section 5.14 of the SPAC Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by SPAC or any of its Affiliates.

Section 5.15. Indebtedness. SPAC has no Indebtedness.

Section 5.16. Taxes.

(a) All material Tax Returns required to be filed by SPAC have been filed (taking into account extensions) and all such Tax Returns are true, correct and complete in all material respects.

(b) All material Taxes required to be paid by SPAC have been duly paid.

(c) No Tax audit, examination or other proceeding with respect to Taxes of SPAC is pending or has been threatened in writing in respect of material taxes.

(d) SPAC has complied in all material respects with all applicable Laws relating to the collection and withholding of material Taxes.

(e) SPAC has not waived any statute of limitations with respect to material Taxes or agreed in writing to any extension of time with respect to the assessment or deficiency of any material Tax, which waiver or extension remains in effect (excluding extensions of time to file Tax Returns obtained in the ordinary course).

(f) SPAC has not received written claim from a Governmental Authority in a jurisdiction in which it does not file Tax Returns stating that it is or may be subject to Tax in such jurisdiction, which claim has not been satisfied, withdrawn, or otherwise resolved.

(g) SPAC has not participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 or any similar or analogous provision of state, local or non-United States law.

(h) There are no Liens for material Taxes on any of the assets of SPAC, other than Permitted Liens.

(i) There are no written assessments, deficiencies, adjustments or other claims with respect to material Taxes that have been asserted or assessed against SPAC that have not been paid or otherwise resolved.

(j) SPAC is not subject to any Tax sharing, allocation or similar agreement (other than such Agreements that have been disclosed in public filings with respect to SPAC or that are customary commercial contracts entered into with persons who are not Affiliates or direct or indirect equity holders in the Sponsor).

(k) SPAC does not have any material liability for the Taxes of any Person (other than SPAC) (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or (B) as a transferee or successor, or by Contract (except for liabilities pursuant to commercial contracts not primarily relating to Taxes).

(l) SPAC does not have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise have an office or fixed place of business in a country other than the country in which it is organized.

(m) SPAC will not be required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or non-U.S. Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) installment sale, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law) or open transaction disposition, in each case, made by SPAC prior to the Closing, (B) change in method of accounting of SPAC for a taxable period (or portion thereof) ending on or prior to the Closing Date made or required to be made prior to the Closing or (C) “closing agreement” described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed by the Company or its Subsidiaries prior to the Closing.

(n) SPAC (or any predecessor thereof) has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) at any time in the last three (3) years.

(o) SPAC is and has since formation been treated as a corporation for U.S. federal (and applicable state and local) income Tax purposes.

(p) As of the date of this Agreement, SPAC has not taken or agreed to take any action, or is aware of any facts or circumstances, in each case, that would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment.

(q) SPAC does not have any plan or intention to engage in any transaction or make any election that would result in a liquidation of SPAC for U.S. federal income tax purposes.

(r) SPAC intends that any cash remaining in the Trust Account after the redemptions of the SPAC shares and distributions contemplated by this Agreement shall be used in the Company’s business within the meaning of Treasury Regulations Section 1.368-1(d).

Section 5.17. Business Activities.

(a) Since the date of its incorporation, SPAC has not conducted any business activities other than activities related to SPAC’s initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in SPAC’s Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the Transactions, there is no agreement, commitment, or Governmental Order binding upon SPAC or to which SPAC is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of SPAC or any acquisition of property by SPAC or the conduct of business by SPAC as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to be material to SPAC.

(b) Except for the Transactions, SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Ancillary Agreements and the Transactions, SPAC has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination.

(c) As of the date hereof and except for this Agreement, the Ancillary Agreements and the other documents and the Transactions (including with respect to expenses and fees incurred in connection therewith), SPAC is not party to any Contract with any other Person that would require payments by SPAC or any of its Subsidiaries after the date hereof in excess of $500,000 in the aggregate with respect to any individual Contract, other than Working Capital Loans. As of the date hereof, the amount outstanding under any Working Capital Loans is set out in Section 5.17(c) of the SPAC Disclosure Letter.

Section 5.18. NYSE Listing; Securities Registration. The issued and outstanding SPAC Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “IMPX”. The issued and outstanding SPAC Ordinary Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “IMPX.WS”. SPAC is in compliance with the applicable rules and regulations of the NYSE. As of the date hereof, there is no Action pending, or to the knowledge of SPAC, threatened against SPAC by the NYSE or the SEC with respect to any intention by such entity to deregister any SPAC Class A Ordinary Shares or SPAC Ordinary Warrants or to prohibit or terminate the listing of any SPAC Class A Ordinary Shares or SPAC Ordinary Warrants on the NYSE. Neither SPAC nor any of its Affiliates has taken any action in an attempt to terminate the registration of SPAC Class A Ordinary Shares or SPAC Ordinary Warrants under the Exchange Act except as contemplated by this Agreement.

Section 5.19. Registration Statement, Proxy Statement and Proxy Statement/Registration Statement. On the effective date of the Registration Statement, the Registration Statement, and when first filed in accordance with Rule 424(b) and/or filed pursuant to Section 14A, the Proxy Statement and the Proxy Statement/Registration Statement (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the effective date of the Registration Statement, the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. On the date of any filing pursuant to Rule 424(b) and/or Section 14A, the date the Proxy Statement/Registration Statement and the Proxy Statement, as applicable, is first mailed to SPAC Shareholders and the Company Equityholder (including as a component of an information statement or other shareholder disclosure to the Company Equityholder in connection with the Transactions), as applicable, and at the time of SPAC Extraordinary General Meeting, the Proxy Statement/Registration Statement and the Proxy Statement or the Company Equityholder disclosure, as applicable (together with any amendments or supplements thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that SPAC makes no representations or warranties as to the information contained in or omitted from the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement in reliance upon and in conformity with information furnished in writing to SPAC by or on behalf of the Company specifically for inclusion in the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement.

Section 5.20. No Outside Reliance. Notwithstanding anything contained in this Article 5 or any other provision hereof, SPAC and any of its directors, managers, officers, employees, equityholders, partners, members or representatives, acknowledge and agree that SPAC has made its own investigation of the Company and that neither the Company, HD nor any of their respective Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the HD and Company in Article 4 and the Ancillary Agreement, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of LiveWire Assets. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the “data room”, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by SPAC or its representatives) or reviewed by SPAC pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to SPAC or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article 4 of this Agreement or the Ancillary Agreements. Except as otherwise expressly set forth in this Agreement or the Ancillary Agreements, SPAC understands and agrees that the LiveWire Assets and LiveWire Business are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article 4 or the Ancillary Agreement, with all faults and without any other representation or warranty of any nature whatsoever.

Section 5.21. Affiliate Transactions. Except as set forth on Section 5.21 of the SPAC Disclosure Letter, there are no transactions or Contracts, or series of related transactions or Contracts, between SPAC, Merger Sub or HoldCo, on the one hand, and (a) the Sponsor, (b) any Affiliate of SPAC or the Sponsor, (c) any officer, director or manager of SPAC, the Sponsor or any Affiliate of SPAC or the Sponsor, (d) any beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of five percent (5%) or more of the SPAC Ordinary Shares or the SPAC Ordinary Warrants or (e) to the knowledge of SPAC, any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand (each Person identified in any of the foregoing clauses (a) through (e), a “SPAC Related Party”), nor is any Indebtedness owed by or to SPAC, HoldCo or Merger Sub, on the one hand, to or by any SPAC Related Party.

Section 5.22. Employee Matters.

(a) Except as expressly contemplated by Section 10.7(a) of this Agreement, neither SPAC nor any of its Subsidiaries maintains, contributes to or has any obligation or liability, or would reasonably be expected to have any obligation or liability, under, any SPAC Benefit Plan. For purposes of this Agreement, a “SPAC Benefit Plan” means a benefit plan providing compensation or other to any current or former director, individual independent contractor, or employee of SPAC or any of SPAC’s Subsidiaries, in each case, which is maintained, sponsored or contributed to by SPAC or any of its Subsidiaries, or to which SPAC or any of SPAC’s Subsidiaries has any liability (whether actual or contingent), but excluding in each case any statutory plan, program or arrangement that is maintained by any Governmental Authority.

(b) The consummation of the Transactions will not, either alone or in combination with another event (such as termination following the consummation of the Transactions), (i) entitle any current or former employee, officer or other service provider of SPAC or any of its Subsidiaries to any compensation or benefits or (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation due to any such current or former employee, officer or other individual service provider.

Section 5.23. No Additional Representations or Warranties. Except as provided in this Article 5 or any Ancillary Agreement, neither SPAC nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, direct or indirect equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to HD, the Company nor any other Party, or any of their respective Affiliates, and no such Person shall be liable in respect of the accuracy or completeness of any information provided to HD, the Company, HoldCo, or any of their respective Affiliates.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF HOLDCO AND MERGER SUB

Each of HoldCo and Merger Sub hereby represents and warrants to the Company and HD as follows:

Section 6.1. Corporate Organization. Each of HoldCo and Merger Sub is a company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of HoldCo and Merger Sub is duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent HoldCo or Merger Sub, as applicable, from performing its obligations under this Agreement and any Ancillary Agreement to which it is a party.

Section 6.2. Certificate of Incorporation and Bylaws. Each of HoldCo and Merger Sub has heretofore furnished to the Company complete and correct copies of the HoldCo Organizational Documents and the Governing Documents of Merger Sub. Each of the HoldCo Organizational Documents and the Governing Documents of Merger Sub is in full force and effect, and neither HoldCo nor Merger Sub is in violation of any of the provisions of such Governing Documents.

Section 6.3. Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of HoldCo consists of 100 shares of common stock of HoldCo, par value $0.01 per share. The issued and outstanding shares of capital stock of HoldCo (i) has been duly authorized and validly issued and is fully paid and non-assessable, (ii) has been offered, sold and issued in compliance with applicable Law, including applicable securities Laws, and all requirements set forth in (1) the HoldCo Organizational Documents as then in effect and (2) any other applicable Contracts governing the issuance of such securities to which HoldCo is a party or otherwise bound, (iii) has not been issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the HoldCo Organizational Documents as then in effect or any Contract to which HoldCo is a party or otherwise bound and (iv) is free and clear of any Liens, other than restrictions on transfer arising under applicable securities Laws, and other than as set out in the HoldCo Organizational Documents.

(b) As of the date hereof and as of immediately prior to the Merger Effective Time, the authorized share capital of Merger Sub consists of 100 shares of Merger Sub Common Stock.

(c) The shares constituting the Merger Consideration being delivered by HoldCo hereunder shall be duly and validly issued, fully paid and nonassessable, and each such share or other security shall be issued free and clear of preemptive rights and all Liens, other than transfer restrictions under applicable securities Laws and the HoldCo Organizational Documents. The HoldCo Common Stock constituting the Merger Consideration being delivered by HoldCo hereunder will be issued in compliance with all applicable securities Laws and other applicable Laws and will not be subject to or give rise to any preemptive rights or rights of first refusal.

(d) Except as contemplated by this Agreement and the Ancillary Agreements, (i) there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of HoldCo or obligating HoldCo to issue or sell any shares in the capital of, or other equity interests in, HoldCo, (ii) HoldCo is not a party to, or otherwise bound by, and HoldCo has not granted, any equity appreciation rights, participations, phantom equity or similar rights and (iii) there are no voting trusts, voting agreements, proxies, shareholder agreements or other similar agreements with respect to the voting or transfer of the HoldCo Common Stock or any of the equity interests or other securities of HoldCo. As of the date hereof, except for Merger Sub, HoldCo does not own any equity interests in any other Person. As of the date hereof, Merger Sub does not own any equity interests in any other Person.

Section 6.4. Authority Relative to This Agreement. Each of HoldCo and Merger Sub has all necessary power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby on the terms and subject to the conditions set forth herein. The execution and delivery of this Agreement and such Ancillary Agreements by each of HoldCo and Merger Sub have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of HoldCo or Merger Sub are necessary to authorize the execution and delivery by each of HoldCo and Merger Sub of this Agreement and such Ancillary Agreements or the consummation by each of HoldCo and Merger Sub of the transactions contemplated hereby or thereby. Each of this Agreement and each such Ancillary Agreement has been duly and validly executed and delivered by HoldCo and Merger Sub and, assuming due authorization, execution and delivery by the other parties thereto, constitutes a legal, valid and binding obligation of HoldCo or Merger Sub, as applicable, enforceable against HoldCo or Merger Sub, as applicable, in accordance with its terms.

Section 6.5. No Conflict; Required Filings and Consents. (a) The execution and delivery by each of HoldCo and Merger Sub of this Agreement and each Ancillary Agreement to which it is or will be a party does not, and the performance of this Agreement and each such Ancillary Agreement by HoldCo and Merger Sub will not, (i) conflict with or violate the HoldCo Organizational Documents or the Governing Documents of Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 6.5(b) have been obtained and all filings and obligations described in Section 6.5(b) have been made, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to HoldCo or Merger Sub or by which any of their respective property or assets is bound or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of HoldCo or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which each of HoldCo or Merger Sub is a party or by which HoldCo or Merger Sub or any of their respective property or assets is bound, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of HoldCo or Merger Sub to enter into and perform their obligations under this Agreement.

(b) The execution and delivery by HoldCo and Merger Sub of this Agreement and each Ancillary Agreement to which it is or will be a party does not, and the performance of this Agreement and each such Ancillary Agreement by HoldCo or Merger Sub, as applicable, will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, “Blue Sky” Laws and state takeover laws, and the premerger notification requirements of the HSR Act and the filing and recordation of the Certificate of Merger, in each case, with the Secretary of State of the State of Delaware, as the case may be and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent HoldCo or Merger Sub from performing their respective material obligations under this Agreement and each such Ancillary Agreement.

Section 6.6. Compliance. Neither HoldCo nor Merger Sub is or has been in conflict with, or in default, breach or violation of, any Law applicable to HoldCo or Merger Sub or by which any property or asset of HoldCo or Merger Sub is bound, or any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which HoldCo or Merger Sub is a party or by which HoldCo or Merger Sub or any property or asset of HoldCo or Merger Sub is bound. HoldCo and Merger Sub are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for HoldCo and Merger Sub to own, lease and operate their respective properties or to carry on their respective businesses as they are now being conducted.

Section 6.7. Board Approval; Vote Required.

(a) The HoldCo Board has (i) determined that this Agreement and the Transactions are fair to and in the best interests of HoldCo and SPAC (as the sole stockholder of HoldCo) and (ii) approved this Agreement, the Ancillary Agreements to which HoldCo is or will be a party and the transactions contemplated hereby and thereby and declared their advisability.

(b) The Merger Sub Board has (i) determined that this Agreement and the Transactions are fair to and in the best interests of Merger Sub and HoldCo (as the sole stockholder of Merger Sub), (ii) approved this Agreement and the Transactions and declared their advisability and (iii) recommended that HoldCo (as the sole stockholder of Merger Sub) approve and adopt this Agreement and approve the Transactions and directed that this Agreement and the Transactions be submitted for consideration by HoldCo (as the sole stockholder of Merger Sub).

(c) On or prior to the date of this Agreement, HoldCo, as the sole stockholder of Merger Sub, has approved and adopted this Agreement and each Ancillary Agreement to which Merger Sub is, or is contemplated to be, a party and has approved the Transactions, and no other vote or consent of the holders of any class or series of share capital of Merger Sub is necessary to approve this Agreement, any Ancillary Agreement or any of the Transactions.

Section 6.8. No Prior Operations of HoldCo or Merger Sub; Post-Closing Operations. Each of HoldCo and Merger Sub was formed for the sole purposes of entering into this Agreement and the Ancillary Agreements to which it is, or is contemplated to be, a party and engaging in the Transactions. Since the date of its incorporation, except as contemplated by this Agreement and the Ancillary Agreements, neither HoldCo nor Merger Sub has engaged in any business or activities whatsoever or incurred any liabilities, except in connection with this Agreement or the Ancillary Agreements or in furtherance of the Transactions contemplated hereby and thereby. Except as contemplated by this Agreement and the Ancillary Agreements, neither HoldCo nor Merger Sub has any employees or liabilities under any employee benefit plan of any type, character, nature or description.

Section 6.9. No Indebtedness. Neither HoldCo no Merger Sub has incurred or assumed any Indebtedness.

Section 6.10. Brokers’ Fees. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of HoldCo or Merger Sub.

Section 6.11. Information Supplied. None of the information relating to HoldCo or Merger Sub supplied by HoldCo or Merger Sub specifically in writing for inclusion in the Proxy Statement/Registration Statement will, as of the date on which the Registration Statement is declared effective and as of the date the Proxy Statement/Prospectus (or any amendment thereto) is first mailed to SPAC Shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that HoldCo and Merger Sub make no representation with respect to any forward-looking statements supplied by or on behalf of HoldCo or Merger Sub for inclusion in, or relating to information to be included in, the Proxy Statement/Registration Statement.

Section 6.12. Taxes.

(a) Neither HoldCo nor Merger Sub has any knowledge of any non-public fact or circumstance that would reasonably be likely to prevent, impair or impede the Transactions from qualifying for the Intended Tax Treatment.

(b) Neither HoldCo nor Merger Sub has any plan or intention to cause SPAC to engage in any transaction or make any election that would result in a liquidation of SPAC for U.S. federal income tax purposes.

(c) HoldCo intends that any cash remaining in the Trust Account after the distributions contemplated by this Agreement shall be used in the Company’s business within the meaning of Treasury Regulations Section 1.368-1(d).

ARTICLE 7

COVENANTS OF HD AND THE COMPANY

Section 7.1. Conduct of LiveWire Business.

(a) From the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article 12 (the “Interim Period”), HD shall, and shall cause its Subsidiaries to, except for any Permitted Action or as set forth on Section 7.1(a) of the Company Disclosure Letter or as otherwise explicitly contemplated by this Agreement, the Separation Agreement or the Employee Matters Agreement or required by Law or as consented to by SPAC in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), commercially reasonable efforts to conduct and operate the LiveWire Business in the ordinary course, including using commercially reasonable efforts to (x) preserve intact the LiveWire Business, together with the LiveWire Assets, (y) maintain the services of the officers and employees of the LiveWire Business and (z) maintain existing business relationships, including the relationships with dealers, suppliers and Governmental Authorities, to the extent solely related to the LiveWire Business or the LiveWire Assets.

(b) Without limiting the generality of the foregoing, except as set forth on Section 7.1(b) of the Company Disclosure Letter or as consented to by SPAC in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) HD shall not, and shall cause its Subsidiaries not to (solely to the extent primarily related to the LiveWire Business or otherwise related to the LiveWire Assets, except as otherwise contemplated by this Agreement, the Separation Agreement or the Employee Matters Agreement or required by Law or in connection with any Permitted Action):

(i) change, amend, modify or supplement the Governing Documents of the Company or any of its Subsidiaries;

(ii) make, declare, set aside or pay any dividend or distribution to the Company Equityholder or make any other dividend distributions in respect of any LiveWire Entity or other equity interests in the LiveWire Entities or repurchase or redeem any outstanding equity interest of any LiveWire Entity;

(iii) (A) amend, modify or terminate any Material Contract (excluding, any expiration or automatic extension or renewal of any such Material Contract pursuant to its terms) except in the ordinary course of business, (B) waive any material benefit or right under any Material Contract, (C) enter into any Contract that would constitute a Material Contract if it had been entered into prior to the date hereof except in the ordinary course of business (but shall in no event include a Contract that would be disclosed against subclause (vii) or (xi) of Section 4.13(a) if such Contract had been entered into prior to the date hereof; provided further, any Contract that would be disclosed against subclause (vi) of Section 4.13(a), shall be subject to Section 7.1(b)(vi), if applicable)) or (D) consummate any other transaction or make (or agree to make) any other payments that, if reflected in a Contract and existing on the date hereof, would survive the termination of Intercompany arrangements contemplated by Section 1.3(b) of the Separation Agreement;

(iv) sell, assign, transfer, license, sublicense, convey, lease, covenant not to assert, pledge or otherwise encumber or subject to any Lien, abandon, cancel, let lapse, or otherwise dispose of any material tangible LiveWire Asset, or any other material tangible assets or properties related to or arising out of the LiveWire Business except for (i) the sale of inventory in the ordinary course of business, (ii) dispositions of obsolete or worthless equipment or (iii) transactions among the LiveWire Entities;

(v) acquire any ownership interest in any real property;

(vi) except as required by applicable Law, the existing terms of any HD Benefit Plans set forth on Section 4.15 of the Company Disclosure Letter, (i) grant any severance, retention, change in control or termination or similar pay to any LiveWire Employee, except for payments made in the ordinary course of business that are not in excess of $100,000, (ii) terminate, adopt, enter into or materially amend any LiveWire Benefit Plan (as defined in the Employee Matters Agreement) or any plan, policy, practice, program, agreement or other arrangement that would be deemed a LiveWire Benefit Plan if in effect as of the date hereof, (iii) terminate, adopt, enter into or materially amend any other HD Benefit Plan to the extent such action would reasonably be expected to result in a material increase in cost to the LiveWire Business, (iv) materially increase or materially decrease the cash compensation or cash bonus opportunity of any LiveWire Employee, except base compensation or cash bonus opportunity increases to any such individuals who are not directors or officers, (v) accelerate the time of payment, vesting or funding of any compensation or benefit payable to any LiveWire Employees, or (vi) grant any equity or equity-based awards to LiveWire

Employees outside of the ordinary course of business consistent with past practice pursuant to the HD Equity Plans (as defined in the Employee Matters Agreement);

(vii) (A) hire or engage any new employee or independent contractor that would be a LiveWire Employee if such new employee or independent contractor will receive annual base compensation in excess of $300,000, or (B) terminate the employment or engagement, other than for cause (or due to death), of, or furlough or temporarily lay off, any LiveWire Employee with annual base compensation in excess of $300,000;

(viii) modify the job duties of (A) a LiveWire Employee such that he or she is no longer a LiveWire Employee or (B) any other employee of the HD Group such that he or she would be considered a LiveWire Employee, in each case, except in the ordinary course of business and excluding hires by the LiveWire Business in the ordinary course;

(ix) other than in accordance with the Employee Matters Agreement or in the ordinary course of business, transfer any employee to or from the Company or any of the Company Subsidiaries;

(x) implement any layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions or work schedule changes that could implicate the WARN Act, in any case, with respect to LiveWire Employees;

(xi) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any LiveWire Employee or current or former independent contractor of the LiveWire Business;

(xii) (A) merge, consolidate, combine or amalgamate any LiveWire Entity with any Person or otherwise have any LiveWire Entity acquired or purchased acquired by any other Person (whether by merger, consolidating with, purchase of equity securities or assets or otherwise), (B) have any LiveWire Entity purchase or otherwise acquire (whether by merging or consolidating with, purchasing any equity security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof or (C) make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person by a LiveWire Entity;

(xiii) incur, create or assume any Indebtedness, except any Indebtedness that will be HD Specified Indebtedness, except for Indebtedness to be repaid in full prior to the Closing;

(xiv) take, or fail to take, any action if such action, or failure to take such action, would reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

(xv) (A) make or change any material election in respect of Taxes, (B) amend, modify or otherwise change in a manner inconsistent with past practice any filed material Tax Return in any material respect, (C) adopt or change any material accounting method in respect of Taxes, (D) enter into any material closing agreement within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. law) or enter into any material Tax Sharing Agreement, (E) settle or consent to any material claim or assessment in respect of Taxes, (F) surrender or voluntarily allow to expire any right to claim a refund of material Taxes, (G) file any Tax Return of the Company or its Subsidiaries in a manner that is materially inconsistent with the past practices of the Company or (H) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect of any material Tax attribute (other than an extension in the ordinary course of not more than seven (7) months), in each case, if such action would be reasonably expected to have an adverse effect on the Company, HoldCo, SPAC or any of their Subsidiaries after the Closing Date;

(xvi) authorize for issuance, issue, sell, transfer, subject to a Lien, dispose or deliver any (A) equity interests in any LiveWire Entity (including securities exercisable for or convertible into equity of any LiveWire Entity), (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any LiveWire Entity to issue, deliver or sell any equity interests in any LiveWire

Entity (including securities exercisable for or convertible into equity of any LiveWire Entity), or (C) equity interests in any member of the HD Group that holds the LiveWire Assets until the Separation Time;

(xvii) adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries (other than the transactions contemplated by this Agreement and the Ancillary Agreements);

(xviii) waive, release, settle, compromise or otherwise resolve any inquiry, Action, or enter into any Governmental Order, in each case, to the extent related to the LiveWire Business, or otherwise constituting or related to any LiveWire Asset, LiveWire Employee, or to which any LiveWire Entity is subject or would be party or bound, as applicable, in each case, other than settlements or compromises of any Action that (A) would involve the payment of less than $500,000, in the aggregate, (B) that does not impose, or by its terms will not impose at any point in the future, any material, non-monetary obligations on the LiveWire Business or any LiveWire Entity (or HoldCo or any of its Affiliates following Closing) and (C) that is otherwise paid in full by the HD Group prior to the Separation Time or would constitute HD Liabilities;

(xix) sell, assign, transfer, abandon, permit to lapse, license, covenant not to assert, or otherwise dispose of any material Company IP (other than non-exclusive licenses of Company IP granted in the ordinary course of business);

(xx) disclose or agree to disclose to any Person (other than SPAC or any of its representatives) any Trade Secret or any other material confidential or proprietary information, know-how or process of the Company or any of its Subsidiaries other than in the ordinary course of business or in connection with any research or strategic partnership;

(xxi) negotiate, modify, enter into or extend any Labor Agreement or recognize or certify any labor union, labor organization, or group of employees of the Company or any of its Subsidiaries as the bargaining representative for any employees of the Company or any of its Subsidiaries, in each case, other than as required by applicable Law;

(xxii) make or commit to make capital expenditures (A) in excess of $1,000,000 or (B) other than in an accordance with the budget made available to SPAC;

(xxiii) (A) limit the right of the Company or any of the Company’s Subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (B) grant any exclusive or similar rights to any Person;

(xxiv) make any change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law;

(xxv) cease conducting the LiveWire Business, in any material respect in substantially the manner currently conducted as of the date of this Agreement;

(xxvi) fail to maintain (A) the material LiveWire Assets in substantially the same condition as of the date of this Agreement, ordinary wear and tear excepted or (B) any insurance policies held by, or for the benefit of, the LiveWire Business; and

(xxvii) authorize, commit or enter into any Contract to do any action prohibited under this Section 7.1(b).

Section 7.2. Inspection. HD shall, and shall cause its Subsidiaries to, afford to SPAC and its accountants, counsel and other representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such a manner as to not materially interfere with the ordinary course of business of the HD Group, and solely for purposes in furtherance of the transactions contemplated by this Agreement and the Ancillary Agreements, to all of their respective properties (other than for purposes of performing any testing, sampling or other invasive analysis of any properties, facilities or equipment of the Company or any of its Subsidiaries), books (including, but not limited to, Tax Returns and work papers of, and correspondence with, the HD Group’s independent auditors, in each case to the extent relating to the LiveWire Business), Contracts, commitments, records and appropriate officers and employees of the HD Group, and shall furnish such representatives with all financial and operating data and other information concerning the LiveWire Business, to the extent then available, as such representatives may reasonably request, except, in each case, to the extent that the Company reasonably determines that providing such access or data or information would (a) unreasonably disrupt the normal operations of the HD Group, (b) violate any contractual, fiduciary or legal duty or obligation to which any member of the HD Group is subject (provided that, to the extent possible, the Parties shall cooperate in good faith to permit disclosure of such information in a manner that complies with such duty or obligation), (c) result in the loss of the ability of any member of the HD Group to assert successfully or seek the application of attorney-client privilege or the work-product doctrine or (d) result in the disclosure of information reasonably pertinent to any Action in which any member of the HD Group or any of their respective Affiliates, on the one hand, and SPAC or any of its Affiliates, on the other hand, are adverse parties. All information obtained by SPAC or their respective representatives pursuant to this Section 7.2 shall be subject to the Confidentiality Agreement.

Section 7.3. Preparation and Delivery of Additional Company Financial Statements.

(a) The Company shall deliver to SPAC, as promptly as reasonably practicable following any “staleness” date (as determined in accordance with the applicable rules and regulations of the SEC) applicable to the financial statements that are required by the applicable accounting requirements and other rules and regulations of the SEC to be included in the Registration Statement (including pro forma financial information) that occurs prior to the Closing Date, any financial statements of the LiveWire Business (other than the Financial Statements) that are required by the applicable accounting requirements and other rules and regulations of the SEC to be included in the Registration Statement (including pro forma financial information) (such audited or unaudited financial statements, the “Closing Company Financial Statements”).

(b) The Closing Company Financial Statements (i) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except, in the case of any audited financial statements, as may be specifically indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be individually or in the aggregate material) and the absence of notes thereto), (ii) will fairly present, in all material respects, the financial position, results of operations and comprehensive loss, shareholders’ deficit and cash flows of the LiveWire Business as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be individually or in the aggregate material)), (iii) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB and will contain an unqualified report of the Company’s auditors and (iv) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates of delivery (including Regulation S-X or Regulation S-K, as applicable).

(c) The Company shall use its reasonable best efforts (i) to assist HoldCo and SPAC in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement / Proxy Statement and any other filings to be made by HoldCo or SPAC with the SEC in connection with the transactions contemplated by this Agreement and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.

Section 7.4. Shareholder Litigation. In the event that any litigation related to this Agreement, any Ancillary Agreement or the transactions contemplated by this Agreement and the Ancillary Agreements is brought, or, to the knowledge of the Company, threatened in writing, against any member of the HD Group or the HD Board by any shareholder of HD prior to the Closing, the Company shall promptly notify SPAC of any such litigation and keep SPAC reasonably informed with respect to the status thereof. HD shall provide SPAC the opportunity to participate in (subject to customary joint defense agreement), but not control, the defense of any such litigation and shall give due consideration to SPAC’s advice with respect to such litigation and solely to the extent such litigation is reasonably likely to result in material liability or injunctive relief applicable to HoldCo or SPAC following the Closing, shall not settle or agree to settle any such litigation without the prior written consent of SPAC, such consent not to be unreasonably withheld, conditioned or delayed.

Section 7.5. Indemnification and Insurance.

(a) From and after the Merger Effective Time, HoldCo agrees that it shall indemnify and hold harmless each present and former director and officer of SPAC and each of its Subsidiaries (the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Merger Effective Time, whether asserted or claimed prior to, at or after the Merger Effective Time, to the fullest extent that the Company, SPAC or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). HoldCo shall assume, and be liable for, each of the covenants in this Section 7.5.

(b) For a period of six (6) years from the Merger Effective Time, HoldCo shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by SPAC’s (including SPAC’s), the Company’s, HoldCo’s, Merger Sub’s, Merger Sub’s or their respective Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to the Company or its agents or representatives) on terms not less favorable in the aggregate than the terms of such current insurance coverage, except that in no event shall HoldCo be required to pay an annual premium for such insurance in excess of 200% of the aggregate annual premium payable by such Persons for such insurance policy for the year ended December 31, 2021; provided, however, that (i) if the premium for such insurance would exceed such amount or such coverage is not otherwise available, then HoldCo shall purchase and maintain the maximum coverage available for 200% of the aggregate annual premium payable by such Persons for such insurance policy for the year ended December 31, 2021, (ii) HoldCo may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six (6) year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Merger Effective Time and (iii) if any claim is asserted or made within such six (6) year period, any insurance required to be maintained under this Section 7.5 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.5 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on HoldCo and all successors and assigns of HoldCo. In the event that HoldCo or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or Surviving Company or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, HoldCo shall ensure that proper provision shall be made so that the successors and assigns of HoldCo shall succeed to the obligations set forth in this Section 7.5.

(d) On or prior to the Closing Date, HoldCo shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and SPAC with each Person who shall be a director or officer of HoldCo immediately following the Closing, which indemnification agreements shall continue to be effective following the Closing.

Section 7.6. Separation. HD shall cause the Separation to be completed prior to Closing in accordance with, and pursuant to, the terms of this Agreement and the Separation Agreement.

Section 7.7. No Solicitation by HD. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article 7, the Company and its Subsidiaries shall not, and the Company shall instruct and use its reasonable best efforts to cause its representatives, not to, directly or indirectly: (i) initiate, solicit or engage in any negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or any of the Company’s Subsidiaries to any Person relating to, an Acquisition Transaction or afford to any Person access to the business, properties, assets or personnel of the Company or any of the Company’s Subsidiaries in connection with an Acquisition Transaction, (ii) execute or enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other arrangement or agreement relating to an Acquisition Transaction, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, (iv) otherwise knowingly encourage or facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Transaction or (v) agree or otherwise commit to enter into or engage in any of the foregoing. The Company also agrees that immediately following the execution of this Agreement it shall, and shall cause each of its Subsidiaries and shall use its reasonable best efforts to cause its and their representatives to, cease any solicitations, discussions or negotiations with any Person (other than the parties and their respective representatives) conducted heretofore in connection with an Acquisition Transaction or any inquiry or request for information that would reasonably be expected to lead to, or result in, an Acquisition Transaction. The Company shall promptly (and in any event within two (2) Business Days) notify, in writing, SPAC of the receipt of any inquiry, proposal, offer or request for information received after the date hereof that constitutes, or would reasonably be expected to result in or lead to, any Acquisition Transaction, which notice shall include a summary of the material terms of such inquiry, proposal, offer or request for information. The Company shall promptly (and in any event within forty-eight (48) hours) keep SPAC reasonably informed of any material developments with respect to any such inquiry, proposal, offer, request for information or Acquisition Transaction (including any material changes thereto).

Section 7.8. HD Funding Obligations.

(a) Subject to the satisfaction (or waiver) of the conditions set forth in Section 11.1 and Section 11.3 (other than Section 11.3(e)), HD shall cause Company Equityholder to purchase 10,000,000 shares of HoldCo Common Stock (the “Company Equityholder PIPE Shares”) for a purchase price of $10.00 per share from HoldCo for an aggregate gross purchase price equal to $100,000,000, such purchase to be consummated substantially concurrently with the Closing (the “Company Equityholder PIPE Investment”). At the Closing, Company Equityholder shall make payment for the Company Equityholder PIPE Shares by wire transfer in immediately available funds to the account specified by HoldCo in exchange for delivery to Company Equityholder of the Company Equityholder PIPE Shares registered in the name of Company Equityholder.

(b) Prior to and in connection with the Closing, to the extent any SPAC Class A Ordinary Shares are properly redeemed at the SPAC Extraordinary General Meeting, HD shall cause Company Equityholder to pay and deliver to HoldCo an amount in cash equal to the dollar value of such redemptions, in exchange for a number of shares of HoldCo Common Stock (the “HD Backstop Shares”) with a dollar value equal to such amount (not to exceed the HD Backstop Amount) for a purchase price of $10.00 per HD Backstop Share. At the Closing, if applicable, Company Equityholder shall make payment of the HD Backstop Amount by wire transfer in immediately available funds to the account specified by HoldCo in exchange for delivery to Company Equityholder of the HD Backstop Shares registered in the name of Company Equityholder.

(c) During the Interim Period, HD shall continue to fund all operating expenses, working capital obligations and capital expenditures of the LiveWire Business in a manner consistent with past practice and the business plan previously provided to SPAC in all material respects. HD shall cause the amount of net working capital in the LiveWire Business (calculated in a manner consistent with HD’s past practice) that is to be contributed to the Company pursuant to the Separation Agreement to be a positive amount immediately prior to the Closing. In the event such net working capital of the LiveWire Business as of immediately prior to the Closing (but after the Separation) is a negative amount, HD shall cause a sufficient amount of additional cash to be contributed to the Company such that such net working capital is a positive amount immediately prior to the Closing.

Section 7.9. Transition Services Agreement. As soon as reasonably practicable following the date hereof and prior to the Closing, HD and the Company shall finalize the schedules to the Transition Services Agreement based on the current draft of the schedules attached to the form Transition Services Agreement.

ARTICLE 8

COVENANTS OF SPAC

Section 8.1. Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 11, as of the Merger Effective Time, the obligations of SPAC to dissolve or liquidate within a specified time period as contained in SPAC Articles of Association will be terminated and SPAC shall have no obligation whatsoever to dissolve and liquidate the assets of SPAC by reason of the consummation of the Merger or otherwise, and, other than in connection with the SPAC Share Redemption, no SPAC Shareholders shall be entitled to receive any amount from the Trust Account. At least 48 hours prior to the Merger Effective Time, SPAC shall provide notice thereof to the Trustee in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement, and shall take all such other actions as are reasonably necessary, to cause the Trustee to, at the Closing, (A) pay as and when due all amounts, if any, payable to the holders of SPAC Class A Ordinary Shares pursuant to any SPAC Share Redemption, (B) pay the amounts due to the underwriters of SPAC’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement (which amounts shall constitute SPAC Transaction Expenses) and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to SPAC in accordance with the Trust Agreement (to be used for the purposes set forth in this Agreement in connection with the Transactions and for working capital and other general corporate purposes of the business following the Closing) and thereafter the Trust Account and the Trust Agreement shall terminate.

Section 8.2. No Solicitation by SPAC. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article 12, SPAC shall not, and shall cause its Subsidiaries not to, and SPAC shall instruct its and their representatives, not to, (i) make any proposal or offer that constitutes a Business Combination Proposal, (ii) initiate any discussions or negotiations with any Person with respect to a Business Combination Proposal or (iii) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal, in each case, other than to or with the Company and its respective representatives. From and after the date hereof, SPAC shall, and shall instruct its officers and directors to, and SPAC shall instruct and cause its representatives, its Subsidiaries and their respective representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal (other than the Company and its representatives).

Section 8.3. SPAC Conduct of Business.

(a) During the Interim Period, SPAC shall, except as otherwise explicitly contemplated by this Agreement (including as contemplated by the PIPE Investment or the Domestication) or the SPAC Investor Support Agreement or required by Law or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), use commercially reasonable efforts to conduct and operate its business in the ordinary course and consistent with past practice in all material respects. Without limiting the generality of the foregoing, except as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), SPAC shall not, except as otherwise contemplated by this Agreement (including as contemplated by the PIPE Investment) or the Ancillary Agreements or as required by Law:

(i) change, modify or amend the Trust Agreement, the Warrant Agreement or the Governing Documents of SPAC, or seek any approval from SPAC Shareholders with respect to any such change, modification or amendment in a manner that is adverse to the Company;

(ii) (x) make or declare any dividend or distribution to SPAC Shareholders or make any other distributions in respect of any of SPAC Ordinary Shares or other share capital or equity interests of SPAC, (y) split, combine, reclassify or otherwise amend any terms of any SPAC Ordinary Shares or other share capital or equity interests in SPAC, or (z) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of SPAC, other than a redemption of SPAC Class A Ordinary Shares made as part of SPAC Share Redemptions or in connection with the Domestication or required by the SPAC Organizational Documents in order to consummate the transactions contemplated hereby;

(iii) take, or fail to take, any action if such action, or failure to take such action, would reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

(iv) make or change any material election in respect of Taxes, (A) amend, modify or otherwise change any filed material Tax Return in any material respect, (B) adopt or change any material accounting method in respect of Taxes, (C) enter into any material closing agreement within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. law) or enter into any material Tax Sharing Agreement, (D) settle or consent to any material claim or assessment in respect of Taxes, (E) surrender or voluntarily allow to expire any right to claim a refund of material Taxes, (F) file any Tax Return in a manner that is inconsistent with the past practices of SPAC or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect of any material Tax attribute (other than an extension in the ordinary course of not more than seven (7) months) in each case, if such action would be reasonably expected to have an adverse effect on HoldCo, SPAC, the Company, or any of their Subsidiaries after the Closing Date;

(v) enter into, renew or amend in any material respect any transaction or Contract with any SPAC Related Party;

(vi) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than fees and expenses incurred in support of the Transactions or in support of the ordinary course operations of SPAC (which the Parties agree shall include any Indebtedness in respect of any Working Capital Loan incurred in the ordinary course of business, not to exceed $1,000,000 in the aggregate);

(vii) (A) issue any SPAC Securities or other equity interests in SPAC (including securities exercisable for or convertible into SPAC Securities), (B) grant any options, warrants or other equity-based awards with respect to SPAC Securities or other equity interests in SPAC, or (C) amend, modify or waive any of the material terms or rights set forth in any SPAC Ordinary Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein, in each case, except as required by SPAC Organizational Documents in order to consummate the transactions contemplated hereby;

(viii) except as contemplated by Section 10.7(a) of this Agreement, (i) enter into, adopt or amend any SPAC Benefit Plan, or enter into any employment contract or Labor Agreement or (ii) hire any employee or any other individual to provide services to SPAC or its Subsidiaries following Closing; or

(ix) enter into any agreement to do any action prohibited under this Section 8.3(a).

Section 8.4. Inspection. SPAC shall provide to the Company and its accountants, counsel or other representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such a manner as to not materially interfere with the ordinary course of business of SPAC, and solely for purposes in furtherance of the Transactions, to all of SPAC’s books (including, but not limited to, Tax Returns and work papers of, and correspondence with, SPAC’s independent auditors), Contracts, commitments, records and appropriate officers and employees of SPAC, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of SPAC, to the extent then available, as such representatives may reasonably request, except, in each case, to the extent that SPAC reasonably determines that providing such access or data or information would (a) unreasonably disrupt the normal operations of SPAC,

(b) violate any contractual, fiduciary or legal duty or obligation to which SPAC is subject (provided that, to the extent possible, the Parties shall cooperate in good faith to permit disclosure of such information in a manner that complies with such duty or obligation), (c) result in the loss of the ability of SPAC to assert successfully or seek the application of attorney-client privilege or the work-product doctrine or (d) result in the disclosure of information reasonably pertinent to any Action in which SPAC or any of its Affiliates, on the one hand, and the members of the HD Group or any of their respective Affiliates, on the other hand, are adverse parties.

Section 8.5. SPAC Public Filings. From the date hereof through the Merger Effective Time, SPAC will (except if, in the case of any reports to be filed or furnished in connection with the Transactions, the Company’s breach of its applicable covenants, agreements and obligations hereunder would result in SPAC’s inability to make such filings) use commercially reasonable efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 8.6. Shareholder Litigation. In the event that any litigation related to this Agreement, any Ancillary Agreement or the Transactions is brought, or, to the knowledge of SPAC, threatened in writing, against SPAC or SPAC Board by any of the SPAC Shareholders prior to the Closing, SPAC shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. SPAC shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the Company’s advice with respect to such litigation and shall not settle or agree to settle any such litigation without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

Section 8.7. Domestication. Subject to receipt of the SPAC Shareholder Approval, at least one day prior to the Merger Effective Time, SPAC shall cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to SPAC and the Company, together with the certificate of incorporation of SPAC (in form and substance reasonably acceptable to SPAC and the Company), in each case, in accordance with the provisions thereof and applicable Law, (b) completing and making and procuring all those filings required to be made with the Cayman Registrar in connection with the Domestication, and (c) obtaining a certificate of de-registration from the Cayman Registrar. In accordance with applicable Law, the Domestication shall provide that at the effective time of the Domestication (the “Domestication Effective Time”), by virtue of the Domestication, and without any action on the part of any SPAC Shareholder, (i) each then issued and outstanding share of SPAC Class B Ordinary Share shall convert automatically, on a one-for-one basis, into a SPAC Class A Ordinary Share; (ii) immediately following the conversion described in clause (i), each then issued and outstanding SPAC Class A Ordinary Share shall convert automatically, on a one-for-one basis, into a share of Domesticated SPAC Common Stock; (iii) each then issued and outstanding Cayman SPAC Warrant shall convert automatically into a Domesticated SPAC Warrant, pursuant to the Warrant Agreement; and (iv) each issued and outstanding Cayman SPAC Unit shall, for the avoidance of doubt, be cancelled and will entitle the holder thereof to one share of Domesticated SPAC Common Stock and one-half of one Domesticated SPAC Warrant on the terms and subject to the conditions set forth in the Warrant Agreement, as applicable.

ARTICLE 9

COVENANTS OF HOLDCO AND MERGER SUB

Section 9.1. HoldCo and Merger Sub Conduct of Business. During the Interim Period, except as set forth on Section 9.1 of the Company Disclosure Letter or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), HoldCo and Merger Sub shall not, except as otherwise contemplated by this Agreement or the Ancillary Agreements or as explicitly contemplated in connection with the Transactions or required by Law or in connection with any Permitted Action:

(a) engage in any business or activity of any sort whatsoever other than in connection with the Exchange and the other Transactions;

(b) amend or otherwise change the HoldCo Organizational Documents or Governing Documents of Merger Sub except as otherwise required to implement the Transactions, including as contemplated by this Agreement;

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the HoldCo Common Stock except as otherwise required to implement the Transactions;

(e) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of HoldCo or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of HoldCo or of Merger Sub except as otherwise required under the terms of this Agreement or the SPAC Investor Support Agreement to implement the Transactions;

(f) liquidate, dissolve, reorganize or otherwise wind up the business and operations of HoldCo or of Merger Sub;

(g) amend any agreement pursuant to which the Exchange will be effected;

(h) acquire or hold any equity securities or rights thereto in any other Person, other than HoldCo and Merger Sub, in each case, in accordance with the applicable provisions set forth in Article 2 and Article 3;

(i) take, or fail to take, any action if such action, or failure to take such action, would reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

(j) make any material Tax election; or

(k) enter into any agreement or otherwise make a binding commitment to do any of the actions prohibited by this Section 9.1.

ARTICLE 10

JOINT COVENANTS

Section 10.1. Filings with Governmental Authorities.

(a) In connection with the Transactions contemplated hereby, to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition or creation or strengthening of a dominant position through merger or acquisition, including but not limited to the Clayton Act, the HSR Act and the Laws of any jurisdiction or Governmental Authority outside of the United States (“Antitrust Laws”), each party hereto agrees to promptly substantially comply with and take reasonably necessary and appropriate actions with respect to Antitrust Laws, including complying with the notification and reporting requirements of the HSR Act. Each of the parties hereto shall substantially comply with any Antitrust Information or Document Requests.

(b) Each of the parties hereto shall exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and (ii) prevent the entry, in any Action brought by an Antitrust Authority or any other Person, of any Governmental Order which would prohibit, make unlawful or delay the consummation of the Transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, reasonable best efforts shall not include any action requiring (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any businesses, product lines, assets or capital stock or other interests of any Party; (ii) agreeing to license on a non-exclusive basis any portion of the business of any Party; or (iii) contesting and resisting (including through litigation) any Action that is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as in violation of the HSR Act or any other Antitrust Law, and committing to have vacated, lifted, reversed or overturned as soon as practicable (but in any event prior to the Agreement End Date) any

Governmental Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, limits or restricts consummation of the transactions contemplated by this Agreement. Furthermore, nothing contained in this Agreement shall obligate any Party to commit to seek prior approval from any Governmental Authority of any future transaction.

(c) The Parties shall cooperate in good faith with Governmental Authorities and use reasonable best efforts to complete lawfully the transactions contemplated by this Agreement and the Ancillary Agreement as soon as practicable (but in any event prior to the Agreement End Date) and use reasonable best efforts to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding or Action in any forum by or on behalf of any Governmental Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Domestication, the PIPE Investment, the Exchange, the Merger or any of the other transactions contemplated by this Agreement and the Ancillary Agreements.

(d) With respect to any filings with, or requests, inquiries, Actions or other proceedings by or from, any Governmental Authority, each of the Parties shall (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval, consent, or Governmental Authorization under Laws prescribed or enforceable by any Governmental Authority applicable to the transactions contemplated by this Agreement and the Ancillary Agreements and to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement and the Ancillary Agreements and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company shall promptly furnish to SPAC, and SPAC shall promptly furnish to the Company, copies of any notices or written communications received by such Party or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated by this Agreement and the Ancillary Agreements, and each Party shall permit counsel to the other Parties an opportunity to review in advance, and each Party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such Party and/or its Affiliates to any Governmental Authority concerning the transactions contemplated by this Agreement and the Ancillary Agreements; provided that none of the Parties shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the other Parties, not to be unreasonably withheld. To the extent not prohibited by Law, the Company agrees to provide SPAC and its counsel, and SPAC agrees to provide the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such Party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 10.2. Preparation of Proxy Statement/Registration Statement; Shareholders’ Meeting and Approvals.

(a) Registration Statement and Prospectus. As promptly as practicable after the execution of this Agreement, (x) HD, HoldCo, SPAC and the Company shall jointly prepare, and HoldCo and SPAC shall file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to SPAC Shareholders relating to the SPAC Extraordinary General Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (y) HD, SPAC, HoldCo and the Company shall jointly prepare, and HoldCo and SPAC shall jointly file with the SEC as co-registrants, the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of the HoldCo Common Stock and HoldCo Public Warrants, and the Domesticated SPAC Common Stock and the Domesticated SPAC Warrants, to be issued in the Merger, the Domestication or otherwise in connection with the Transactions (collectively, the “Registration Statement Securities”). Each of the Parties shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. In the event there is any tax opinion required to be provided in connection with the Proxy Statement/Registration Statement, tax counsel to SPAC shall provide such tax opinion(s), subject to customary modifications and limitations. SPAC also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the Transactions, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective members or shareholders as may be reasonably requested in connection with any such action. Each of the Parties agrees to furnish to the other Parties all information concerning itself, its Affiliates and its and their respective officers, directors, managers, shareholders and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the Transactions or any other statement, filing, notice or application made by or on behalf of HD, HoldCo, SPAC, the Company or their respective Subsidiaries to any Governmental Authority or other regulatory or self-regulatory authority of competent jurisdiction (including the NYSE) in connection with the Domestication, the Exchange, the Merger and the other Transactions (the “Offer Documents”). SPAC will cause the Proxy Statement/Registration Statement to be mailed to SPAC Shareholders in accordance with applicable Law and the rules and regulations of the SEC as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act.

(i) Each of HD, HoldCo, the Company and SPAC will advise the other such Parties, reasonably promptly after HD, HoldCo, the Company or SPAC, as applicable, receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Domesticated SPAC Common Stock or HoldCo Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. Any amendments, modification or supplements to the Proxy Statement/Registration Statement and any Offer Document shall be jointly prepared by HD, HoldCo, SPAC and the Company and filed with the SEC. Each Party shall provide the other Parties and their respective counsel with (A) any comments or other communications, whether written or oral, that such Party or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents as promptly as reasonably practicable after receipt of such comments or other communications and (B) a reasonable opportunity to participate in the response to such comments and to provide comments on such response (to which reasonable and good faith consideration shall be given), including by participating with the other Party or its counsel in any discussions or meetings with the SEC.

(ii) Each of HD, HoldCo, SPAC and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, at the date it is first mailed to SPAC Shareholders and at the time of SPAC Extraordinary General Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iii) Not in limitation, but in furtherance of the immediately preceding clause (ii), if HD, SPAC, the Company or HoldCo discovers, at any time prior to the Merger Effective Time, any information relating to HD, SPAC, the Company or HoldCo or any of their respective Affiliates, directors or officers which should be set forth in an amendment or supplement to either the Registration Statement or the Proxy Statement/Prospectus, so that either such document would not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Parties thereof and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to SPAC Shareholders.

(b) SPAC Shareholder Approval. SPAC shall, in accordance with applicable Law and NYSE rules, (i) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (1) cause the Proxy Statement to be disseminated to SPAC Shareholders in compliance with applicable Law and NYSE rules, (2) duly (A) give notice of and (B) convene and hold an extraordinary general meeting of SPAC Shareholders (the “SPAC Extraordinary General Meeting”) in accordance with SPAC’s Governing Documents and NYSE rules for a date no later than thirty (30) Business Days following the date the Registration Statement is declared effective under the Securities Act, and (3) solicit proxies from the holders of SPAC Ordinary Shares to vote in favor of each of the Transaction Proposals, and (ii) provide SPAC Shareholders with the opportunity to elect to effect a SPAC Share Redemption. SPAC shall, through its Board of Directors, recommend to SPAC Shareholders the (A) adoption and approval of this Agreement and the Transactions in accordance with applicable Law and exchange rules and regulations, (B) the Domestication, (C) in connection with the Domestication, the amendment of the SPAC Organizational Documents and approval of the Domesticated SPAC Certificate of Incorporation and Domesticated SPAC Bylaws, (D) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (E) adoption and approval of any other proposals as reasonably agreed by SPAC and the Company to be necessary or appropriate in connection with the Transactions, and (F) adjournment of SPAC Extraordinary General Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (F), together, the “Transaction Proposals”), and include such recommendation in the Proxy Statement. SPAC Board shall not withdraw, amend, qualify or modify its recommendation to SPAC Shareholders that they vote in favor of the Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to SPAC Shareholders described in the Recitals hereto, a “Modification in Recommendation”); provided, however, nothing in this Agreement shall prevent the SPAC Board from approving the termination of this Agreement in accordance with its terms or otherwise exercising any other remedies hereunder. SPAC agrees to establish a record date for, duly call, give notice of, convene and hold SPAC Extraordinary General Meeting and submit for approval the Transaction Proposals and that if the SPAC Shareholder Approval shall not have been obtained at any such SPAC Extraordinary General Meeting, then SPAC shall promptly continue to take all such necessary actions, including the actions required by this Section 10.2(b), and, subject to the following sentence, hold additional SPAC Extraordinary General Meetings until the SPAC Shareholder Approval has been obtained. SPAC may only adjourn SPAC Extraordinary General Meeting (i) to solicit additional proxies for the purpose of obtaining SPAC Shareholder Approval, (ii) for the absence of a quorum, (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that SPAC has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by SPAC Shareholders prior to SPAC Extraordinary General Meeting or (iv) if the holders of SPAC Class A Ordinary Shares have elected to redeem a number of SPAC Class A Ordinary Shares as of such time that would reasonably be expected to result in the condition set forth in Section 10.8(b) or Section 11.3(c) not being satisfied; provided, that, without the consent of the Company, SPAC Extraordinary General Meeting (x) may not be adjourned to a date that is more than fifteen (15) days after the date for which SPAC Extraordinary General Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) shall not be held later than five (5) Business Days prior to the Agreement End Date. SPAC agrees that it shall provide the holders of SPAC Class A Ordinary Shares the opportunity to elect redemption of such SPAC Class A Ordinary Shares in connection with the SPAC Extraordinary General Meeting.

Section 10.3. Support of Transaction. Without limiting any covenant contained in Article 7 or Article 8, HoldCo, HD, SPAC, Merger Sub and the Company shall each, and each shall cause its Subsidiaries to, use commercially reasonable efforts to (a) obtain all material consents and approvals of third parties that any of the Parties or any of their respective Affiliates are required to obtain in order to consummate the transactions contemplated by this Agreement and the Ancillary Agreements and (b) take such other action as may be reasonably necessary or as another Parties may reasonably request to satisfy the conditions of Article 11 or otherwise to comply with this Agreement and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements as soon as practicable. Notwithstanding the foregoing, in no event shall the

Company or any of their Subsidiaries grant any concession or agree to pay any fees in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any LiveWire Contract (as defined in the Separation Agreement) in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, without the consent and approval of SPAC; provided, however, in the event SPAC does not consent to any such concession or fees, such LiveWire Contract shall be treated as a Shared Contract (as defined in the Separation Agreement) at the time of Closing in accordance with the terms of the Separation Agreement. Any expenses or fees consented to by SPAC to obtain any consents to be obtained from any third party in connection with the Separation or the Exchange shall be borne by the Company.

Section 10.4. Tax Matters.

(a) Intended Tax Treatment.

(i) The Parties agree that, for U.S. federal (and, as applicable, state and local) income tax purposes, it is intended that, to the greatest extent permitted by Law, (i) the Domestication qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, (ii) the Exchange, the PIPE Investment and the Merger, taken together, be treated as a transaction described in Section 351 of the Code and (iii) the Merger be treated as a reorganization within the meaning of Section 368(a)(2)(E) or Section (a)(1)(B) of the Code. Each of the Parties agrees that it will not, and will not permit or cause any of their respective Subsidiaries or Affiliates to, take or cause to be taken, or fail to take or cause to fail to take, any action reasonably likely to cause the Transactions to fail to qualify for the Intended Tax Treatment. To the greatest extent permitted under Law, the Parties will prepare and file all Tax Returns consistent with the Intended Tax Treatment and will not take any inconsistent position on any Tax Return; provided, however, that no Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise and/or settle any Tax audit, claim or similar proceedings in connection with the Intended Tax Treatment.

(ii) This Agreement is and is hereby adopted as a “plan of reorganization” for purposes of Section 368 of the Code and the Treasury Regulations promulgated thereunder with respect to the Domestication and the Merger.

(iii) Each of the Parties agrees to use commercially reasonable efforts to promptly notify all other Parties of any challenge to the Intended Tax Treatment by any Governmental Authority or if such party becomes aware of any non-public fact or circumstance that would reasonably be likely to prevent or impede the Transactions from qualifying for the Intended Tax Treatment. The Parties shall reasonably cooperate in good faith with each other and their respective counsel (or other tax advisors) to document and support the Intended Tax Treatment, including providing reasonable and customary factual support and representation letters. Further, each of the Parties shall (and shall cause its Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any audit or tax proceeding. Such cooperation may include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(b) Each of HoldCo, the Company, the Company Equityholder and SPAC shall deliver to tax counsel to SPAC customary Tax representation letters satisfactory to such tax counsel, dated and executed as of the date of the Registration Statement/Proxy Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such tax counsel in connection with the preparation and filing of the Registration Statement/Proxy Statement.

(c) Tax Forms.

(i) On the Closing Date, SPAC shall provide HoldCo with a certification satisfying the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), that SPAC is classified for U.S. federal income Tax purposes as a “domestic corporation” and SPAC is not, nor has it been within the period described in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and an accompanying notice to the Internal Revenue Service satisfying the requirements of Treasury Regulations Section 1.897-2(h)(2); provided, however, that if SPAC fails to deliver any such certificate, the Transactions shall nonetheless be able to close and HoldCo shall be entitled to withhold from any consideration paid pursuant to this Agreement the amount required to be withheld under Section 1445 of the Code.

(ii) At the Closing, the Company Equityholder shall provide a properly completed and duly executed IRS Form W-9; provided, however, that if the Company Equityholder fails to provided such certificate, the Transactions shall nonetheless be able to close and HoldCo shall be entitled to withhold from any consideration paid pursuant to this Agreement any amounts required by Law.

(d) Transfer Taxes. All transfer, documentary, sales, use, real property, stamp duty, stamp duty reserve tax, registration and other similar Taxes, fees and costs (including any associated penalties and interest) incurred in connection with this Agreement that are payable by SPAC, HoldCo, Merger Sub, the Company or its Subsidiaries (“Transfer Taxes”) shall be borne by HD and paid when due. Each of the Parties shall (i) cooperate to obtain any additional confirmations from any relevant Governmental Authority in relation to Transfer Taxes that they consider (acting reasonably) to be necessary in connection with the Transactions and (ii) cooperate and file, at the expense of HD, all necessary Tax Returns with respect to all such Transfer Taxes.

(e) Provision of Information. HoldCo will use commercially reasonable efforts to provide the pre-Closing SPAC Shareholders information that is required to (i) determine the amount that is required to be taken into income in connection with Treasury Regulations Section 1.367(b)-3 as a result of the Domestication, (ii) make the election contemplated by Treasury Regulations Section 1.367(b)-3(c)(3), (iii) make a timely and valid election as contemplated by Section 1295 of the Code (and the Treasury Regulations promulgated thereunder) with respect to SPAC for each year that SPAC is considered a passive foreign investment company (including through provision of the Annual Information Statement described in Treasury Regulations Section 1.1295-1(g)) and (iv) if relevant, to report any person’s allocable share of “Subpart F” income of the SPAC.

(f) [Reserved].

(g) None of HD, the Company Equityholder, SPAC, HoldCo or any of their Affiliates will take any action, engage in any Transaction that would result in the liquidation of SPAC for U.S. federal income tax purposes in the tax year including the Closing Date and the two (2) subsequent calendar years. For two years following the Closing, the Company’s “qualified group” (within the meaning of Treasury Regulations Section 1.368-1(d)(4)(ii)) shall use the cash and cash equivalents in the Trust Account after the distributions contemplated by this Agreement in the Company’s business within the meaning of Treasury Regulations Section 1.368-1(d).

Section 10.5. Section 16 Matters. Prior to the Domestication Effective Time, each of HoldCo and SPAC shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any acquisitions or dispositions of equity securities of HoldCo or equity securities of SPAC, as applicable (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities), that occurs or is deemed to occur by reason of the Transactions by each individual who is or may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the Transactions to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 10.6. Commercially Reasonable Efforts; Further Assurances. Subject to the terms and conditions set forth in this Agreement, and to applicable Laws, prior to the Closing, the Parties shall cooperate and use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action (including executing and delivering and documents, certificates, instruments and other papers that are necessary for the consummation of the Transactions), and do, or cause to be done, and assist and cooperate with the other Parties in doing, all things necessary to consummate and make effective, in the most expeditious manner practicable, the Transactions. The Company shall, and shall cause its Subsidiaries to, use its and their commercially reasonable efforts to send the requisite notices to or to solicit and obtain the consents of, as applicable, the contractual counterparties to the Contracts listed on Section 10.6 of the Company Disclosure Letter prior to the Closing;

provided, however, that no Party nor any of their Affiliates shall be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such consent may be required (unless such payment is explicitly required in accordance with the terms of the relevant Contract requiring such consent, in which case, such obligation shall be paid by the HD Group); provided, further, that the Parties acknowledge and agree that the failure to obtain any such consents is not, and shall not be, a condition to Closing.

Section 10.7. Employee Matters.

(a) Prior to the effectiveness of the Proxy Statement/Registration Statement, HoldCo shall approve and adopt, in each case, effective as of no later than the Closing Date, an incentive equity plan (the “Incentive Award Plan”); provided that the Incentive Award Plan will be in a form mutually determined by the Company and SPAC (such approval not to be unreasonably withheld, conditioned or delayed by the Company or SPAC). Promptly following the expiration of the sixty (60) day period following the date HoldCo has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, HoldCo shall file an effective registration statement on Form S-8 (or other applicable form, including Form S-3) with respect to the HoldCo Common Stock issuable under the Incentive Award Plan, and HoldCo shall use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Incentive Award Plan remain outstanding.

(b) The HD Group shall, or shall cause the Company and its Subsidiaries to, use their reasonable best efforts to ensure that any LiveWire Employee who is a foreign national who requires a visa in order to work for the Company or any of its Subsidiaries in his or her current position following the Closing Date may continue to work in such position as a LiveWire Employee following the Closing Date.

(c) Notwithstanding anything herein to the contrary, each of the Parties acknowledges and agrees that all provisions contained in this Section 10.7 are included for the sole benefit of SPAC, HoldCo and the Company and shall not create or confer any claims, benefits or rights (including as a third-party beneficiary) on any other Person. Nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of SPAC, HoldCo, the Company or their respective Affiliates to amend, terminate or otherwise modify any HD Benefit Plan or other Benefit Plan following the Closing Date or (iii) shall create or confer upon any Person who is not a Party (including any equityholder, any director, manager, officer, employee or independent contractor, or any participant in any HD Benefit Plan or other Benefit Plan (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any particular term of employment, engagement or service.

Section 10.8. Securities Listing and De-Listing.

(a) SPAC shall use its reasonable best efforts to (i) cause the Domesticated SPAC Common Stock and Domesticated SPAC Warrants to be approved for listing on the NYSE, subject to official notice of issuance, and (ii) satisfy any applicable initial and continuing listing requirements of the NYSE, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the date on which the Domestication Effective Time occurs.

(b) HoldCo and the Company shall use their respective reasonable best efforts to (i) cause the HoldCo Common Stock and HoldCo Public Warrants issuable in the Merger and the HoldCo Common Stock that will become issuable upon the exercise of the HoldCo Public Warrants to be approved for listing on the Listing Exchange, subject to official notice of issuance, and (ii) satisfy any applicable initial and continuing listing requirements of the Listing Exchange, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Closing Date.

(c) (i) SPAC shall use its reasonable best efforts to cause the SPAC Class A Ordinary Shares and SPAC Ordinary Warrants to be delisted from the NYSE (or be succeeded by the Domesticated SPAC Common Stock and Domesticated SPAC Warrants) as of the date on which the Domestication Effective Time occurs or as soon as practicable thereafter, and (ii) the Company, HoldCo and SPAC shall use their respective reasonable best efforts to cause the Domesticated SPAC Common Stock and Domesticated SPAC Warrants to be delisted from the NYSE and to terminate SPAC’s and SPAC’s registration with the SEC pursuant to Sections 12(b), 12(g) and 15(d) of the Exchange Act as of the Closing Date or as soon as practicable thereafter.

Section 10.9. Subscription Agreements. Unless otherwise approved in writing by the parties thereto (which approval shall not be unreasonably withheld, conditioned or delayed), no Party shall permit any amendment or modification to be made to, or grant any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any Subscription Agreement to which they are a party, other than to reflect any permitted assignments or transfers of such agreements by the applicable parties. Subject to the immediately preceding sentence, each of the Parties shall use reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that they otherwise deems to be proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms described therein, including each using its reasonable best efforts to enforce its rights under the Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) HoldCo, the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms.

Section 10.10. Confidentiality. From the date of this Agreement until Closing, each Party shall be bound by and comply with the provisions set forth in the Confidentiality Agreement as if such provisions were set forth herein (but disregarding any provision of the Confidentiality Agreement that would cause the provisions thereof to terminate, expire or otherwise cease to have binding effect prior to the Closing), and such provisions are hereby incorporated herein by reference; provided that, effective as of and subject to the consummation of the Closing, the Confidentiality Agreement shall terminate and be of no further force and effect (other than the terms that expressly survive the termination of the Confidentiality Agreement as set forth therein) without any further action of any of the parties thereto. Each Party hereby agrees, that until Closing, except in connection with or support of the transactions contemplated by this Agreement, while any of them are in possession of such material nonpublic information, none of such Persons shall, directly or indirectly (through its Affiliates or otherwise), acquire, offer or propose to acquire, agree to acquire, sell or transfer or offer or propose to sell or transfer any securities of SPAC, communicate such information to any other Person or cause or encourage any Person to do any of the foregoing in violation of such US federal securities Laws and other applicable foreign and domestic Laws.

Section 10.11. Cooperation. Prior to Closing, each of HoldCo, the Company, HD and SPAC shall, and each of them shall cause its respective Subsidiaries (as applicable) and its and their officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement the parties mutually agree to seek in connection with the transactions contemplated by this Agreement (it being understood and agreed that the consummation of any such financing by HoldCo, the Company or SPAC shall be subject to the parties’ mutual agreement), including (if mutually agreed by the parties) (a) by providing such information and assistance as the other parties may reasonably request, (b) granting such access to the other parties and its representatives as may be reasonably necessary for their due diligence, and (c) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such financing efforts (including direct contact between senior management and other representatives of HoldCo, the Company and its Subsidiaries at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of HD, HoldCo, the Company, SPAC, or their respective auditors.

Section 10.12. Governance Matters. On or prior to the Closing, the Parties shall negotiate in good faith to finalize the Stockholders Agreement and other necessary governance policies, which shall be consistent with the terms set forth on Exhibit H. The Parties further agree to take all action necessary to implement, as of the Closing, the governance policies set forth on Exhibit H.

ARTICLE 11

CONDITIONS TO OBLIGATIONS

Section 11.1. Conditions to Obligations of HD, SPAC and the Company. The respective obligations of HD, SPAC and the Company to consummate, or cause to be consummated, the Transactions are subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by all of such Parties), as of the Closing, of the following conditions:

(a) the SPAC Shareholder Approval shall have been obtained;

(b) the Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no Action seeking such a stop order shall have been initiated by the SEC and remain pending;

(c) the waiting period or periods under the HSR Act applicable to the Transactions shall have expired or been terminated;

(d) there shall not be in force any Governmental Order (whether temporary, preliminary or permanent) or Law enacted, issued, promulgated, enforced or entered restraining, enjoining or otherwise prohibiting the consummation of the Transactions issued by any Governmental Authority with jurisdiction over the applicable Parties with respect to the Transactions;

(e) SPAC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after giving effect to the SPAC Share Redemption; and

(f) the HoldCo Common Stock contemplated to be listed pursuant to this Agreement shall have been listed on the Listing Exchange, subject to official notice of the issuance thereof.

Section 11.2. Conditions to Obligations of SPAC. The respective obligations of SPAC to consummate, or cause to be consummated, the Merger and the other Transactions are subject to the satisfaction, as of the Closing, of the following additional conditions, any one or more of which may be waived in writing by such Parties:

(a) each of the representations and warranties of HD and the Company contained in (i) the first and second sentences of Section 4.1 (Company Organization), Section 4.3 (Due Authorization), Section 4.6 (Capitalization of the Company), and Section 4.18 (Brokers’ Fees) shall be true and correct in all material respects (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception), in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such earlier date (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception), and (ii) this Agreement other than the representations and warranties made pursuant to the first and second sentences of Section 4.1 (Company Organization), Section 4.3 (Due Authorization), Section 4.6 (Capitalization of the Company) and Section 4.18 (Brokers’ Fees) shall be true and correct (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) at and as of such earlier date, except, in each case, where the failure of such representations and warranties to be true and correct does not constitute a Company Material Adverse Effect; provided that the failure of any representation or warranty of the Company contained in this Agreement (other than Sections 4.1, 4.2, 4.3, 4.4, 4.5, 4.6 or 4.20) to be so true and correct as of the Closing Date as a result of the taking of any action expressly required to be taken in connection with the Separation or Article 2 or Article 3 of this Agreement in compliance with the provisions of the Separation Agreement or such provisions, as applicable, shall not be taken into account in determining whether the condition set forth in this Section 11.2(a) has been satisfied;

(b) each of the covenants and agreements of HD and the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects;

(c) since September 26, 2021, there shall not have occurred a Company Material Adverse Effect, the material adverse effects of which are continuing;

(d) the LiveWire Assets and LiveWire Liabilities shall have been contributed to a LiveWire Entity in all material respects, in accordance with the terms of the Separation Agreement; and

(e) HD and the Company shall have delivered to SPAC the closing deliverables set forth in Section 2.4(a).

Section 11.3. Conditions to the Obligations of HD and the Company. The respective obligations of HD and the Company to consummate, or cause to be consummated, the Merger are subject to the satisfaction, as of the Closing, of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) the representations and warranties of SPAC contained in (i) the first and second sentences of Section 5.1 (SPAC Organization), Section 5.2 (Due Authorization), Section 5.13 (Capitalization of SPAC) and Section 5.14 (Brokers’ Fees) shall be true and correct in all material respects (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception), in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such earlier date (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and material adverse effect or any similar qualification or exception), and (ii) the first and second sentences of Section 5.1 (SPAC Organization), Section 5.2 (Due Authorization), Section 5.13 (Capitalization of SPAC) and Section 5.14 (Brokers’ Fees) shall be true and correct in all respects (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all respects (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) at and as of such earlier date, except, in each case, where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse change or a material adverse effect, individually or in the aggregate, upon on the assets, financial condition, business or results of operations of SPAC, taken as a whole, or, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impede the ability of SPAC to consummate the Domestication or the Merger; provided that the failure of any representation or warranty of SPAC contained in this Agreement (other than Sections 5.1, 5.2, 5.3, 5.8 and 5.13) to be so true and correct as of the Closing Date as a result of the taking of any action expressly required to be taken in connection with the Domestication or the Merger in compliance with the provisions of this Agreement, shall not be taken into account in determining whether the condition set forth in this Section 11.3(a) has been satisfied;

(b) each of the representations and warranties of HoldCo and Merger Sub contained in (i) Section 6.1 (Corporate Organization), Section 6.3 (Capitalization), Section 6.4 (Authority Relative to this Agreement) and Section 6.10 (Brokers’ Fees) shall be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such earlier date, and (ii) each of the representations and warranties of HoldCo and Merger Sub contained in this Agreement other than the representations and warranties made pursuant to the Section 6.1 (Corporate Organization), Section 6.3 (Capitalization), Section 6.4 (Authority Relative to this Agreement) and Section 6.10 (Brokers’ Fees) shall be true and correct (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) at and as of such earlier date, except, in each case, where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent HoldCo or Merger Sub, as applicable, from performing its obligations under this Agreement or any Ancillary Agreement to which it is, or is contemplated to be, a party; provided that the failure of any representation or warranty of HoldCo or Merger Sub contained in this Agreement (other than Sections 6.1, 6.2, 6.3, 6.4 and 6.5) to be so true and correct as of the Closing Date as a result of the taking of any action expressly required to be taken in connection with the Separation or Article 2 or Article 3 of this Agreement in compliance with the provisions of the Separation Agreement or such provisions, as applicable, shall not be taken into account in determining whether the condition set forth in this Section 11.3(b) has been satisfied;

(c) each of the covenants and agreements of SPAC to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects;

(d) each of the covenants of HoldCo and Merger Sub to be performed as of or prior to the Closing shall have been performed in all material respects;

(e) the amount of Available Cash shall be no less than $270,000,000;

(f) The Domestication shall have been completed as provided in Section 8.7 and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to the Company (the condition described in this Section 11.3(f), the “Domestication Condition”); and

(g) SPAC shall have delivered to the Company and HD the closing deliverables set forth in Section 2.4(b).

Section 11.4. Frustration of Conditions. No Party may rely on the failure of any condition set forth in this Article 11 to be satisfied if such Party’s breach of any of its covenants, agreements, representations or warranties of this Agreement is the primary cause of such failure.

ARTICLE 12

TERMINATION/EFFECTIVENESS

Section 12.1. Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Closing:

(a) by written consent of HD and SPAC;

(b) by HD or SPAC by written notice to the other of such Parties if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and non-appealable and remains in effect and has the effect of making consummation of the Transactions illegal or otherwise permanently preventing or prohibiting consummation of the Transactions; provided that the Governmental Authority issuing such Governmental Order has jurisdiction over the applicable Parties with respect to the Domestication, the Exchange or the Merger, as applicable; and further provided that the right to terminate this Agreement pursuant to this Section 12.1(b) shall not be available to the Company or SPAC if such Party’s breach of any of its obligations under this Agreement is the primary cause of the existence or occurrence of any fact or circumstance but for the existence or occurrence of which the consummation of the Domestication, the Exchange or the Merger, as applicable, would not be illegal or otherwise permanently prevented or prohibited;

(c) by HD or SPAC by written notice to the other of such Parties if the SPAC Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at SPAC Extraordinary General Meeting duly convened therefor or at any adjournment thereof at which the SPAC Shareholders have duly voted and the SPAC Shareholder Approval was not obtained; provided that the right to terminate this Agreement pursuant to this Section 12.1(c) shall not be available to SPAC unless SPAC has complied in all material respects with its obligations pursuant to Section 10.2(b);

(d) by the Company by written notice to SPAC if there has been a Modification in Recommendation to the extent such Modification in Recommendation is not withdrawn within ten (10) Business Days of such notice;

(e) by SPAC by written notice to HD if (i) there has been any breach of any representation, warranty, covenant or agreement on the part of the Company or HD set forth in this Agreement, in each case, such that the conditions specified in Section 11.2(a) or Section 11.2(b), as applicable, would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company then, for a period of up to thirty (30) days after receipt by HD of notice from SPAC of such breach (or, if shorter, a period that expires three (3) Business Days prior to the Agreement End Date) (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before September 30, 2022 (as it may be extended in accordance with this Agreement, the “Agreement End Date”); provided that SPAC shall not have the right to terminate this Agreement pursuant to clause (i) of this Section 12.1(e) if SPAC is then in breach of any of its covenants, agreements, representations or warranties contained in this Agreement which breach would cause any condition set forth in Section 11.3(a), Section 11.3(c) or Section 11.3(e), as applicable, not to be satisfied; provided, further, that the right to terminate this Agreement pursuant to clause (ii) of this Section 12.1(e) shall not be available to SPAC in the event that the breach of or failure to perform any provision of this Agreement by SPAC is the proximate cause of the failure of the Closing to be consummated by the Agreement End Date; or

(f) by HD by written notice to SPAC if (i) there has been any breach of any representation, warranty, covenant or agreement on the part of SPAC set forth in this Agreement, in each case, such that the conditions specified in Section 11.3(a), Section 11.3(c) or Section 11.3(e), as applicable, would not be satisfied at the Closing (a “Terminating SPAC Breach”), except that, if any such Terminating SPAC Breach is curable, then, for a period of up to thirty (30) days after receipt by SPAC of notice from the Company of such breach (or, if shorter, a period that expires three (3) Business Days prior to the Agreement End Date) to cure such Terminating SPAC Breach (the “SPAC Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating SPAC Breach is not cured within the SPAC Cure Period, or (ii) the Closing has not occurred on or before the Agreement End Date; provided that HD shall not have the right to terminate this Agreement pursuant to clause (i) of this Section 12.1(f) if HD or the Company is then in breach of any of their respective covenants, agreements, representations or warranties contained in this Agreement which breach would cause any condition set forth in Section 11.2(a) or Section 11.2(b), as applicable, not to be satisfied.

Section 12.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 12.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or any of its Affiliates, officers, directors or shareholders, other than liability of the Parties, as the case may be, for actual fraud or any willful and material breach of this Agreement prior to the termination of this Agreement, except that the provisions of Section 1.2, this Section 12.2, Article 13 and (to the extent related to the foregoing) Section 1.1 and the provisions of the Confidentiality Agreement shall survive any termination of this Agreement.

ARTICLE 13

MISCELLANEOUS

Section 13.1. Trust Account Waiver. The Company, HD, HoldCo and Merger Sub acknowledge that SPAC is a blank check company with the powers and privileges to effect a Business Combination. The Company, HD, HoldCo and Merger Sub further acknowledge that, as described in SPAC’s final prospectus dated March 10, 2021 (the “Prospectus”) available at www.sec.gov, substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in a the trust account for the benefit of SPAC, certain of its public shareholders and the underwriters of SPAC’s initial public offering (the “Trust Account”). Each of the Company, HoldCo and Merger Sub acknowledges that it has been advised by SPAC that, except with respect to interest earned on the funds held in the Trust Account that may be released to SPAC to pay its franchise Tax, income Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (i) if SPAC completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus, (ii) if SPAC fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to SPAC in limited amounts to permit SPAC to pay the costs and expenses of its liquidation and dissolution, and then to SPAC’s public shareholders and (iii) if SPAC holds a shareholder vote to amend SPAC’s amended and restated memorandum and articles of association to modify the substance or timing of the obligation to redeem 100% of SPAC Ordinary Shares if SPAC fails to complete a Business Combination within the allotted time period, then for the redemption of any SPAC Ordinary Shares properly tendered in connection with such vote. For and in consideration of SPAC entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company, HoldCo and Merger Sub hereby irrevocably waive any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with SPAC; provided that (x) nothing herein shall serve to limit or prohibit the Company’s or HoldCo’s right to pursue a claim against SPAC for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions (including a claim for SPAC to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to SPAC Share Redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect SPAC’s ability to fulfill its obligation to effectuate SPAC Share Redemptions, or for fraud and (y) nothing herein shall serve to limit or prohibit any claims that the Company or HoldCo may have in the future against SPAC’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).

Section 13.2. Waiver. Any Party may, at any time prior to the Closing, (a) extend the time for the performance of the obligations or acts of the other Parties, (b) waive any inaccuracies in the representations and warranties (of another Party) that are contained in this Agreement or (c) waive compliance by the other Parties with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party granting such extension or waiver.

Section 13.3. Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail, return receipt requested, postage prepaid, (iii) when delivered by FedEx or another nationally recognized overnight delivery service or (iv) when delivered by email (unless an “undeliverable” or similar message is received with respect to each email address provided in or pursuant to this Section 13.3 for the applicable Party) (provided that any such notice or other communication delivered in the manner described in any of the preceding clauses (i), (ii) and (iii) shall also be delivered by email no later than 24 hours after being dispatched in the manner described in the preceding clause (i), (ii) or (iii), as applicable), in each case, addressed as follows:

(a) If to SPAC, HoldCo or Merger Sub prior to the Closing, or to SPAC after the Exchange Effective Time, to:

AEA-Bridges Impact Corp.

PO Box 1093, Boundary Hall, Cricket Square

KY1-1102, Cayman Islands

Attention:

Email:

with copies to (which shall not constitute notice):

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

United States of America

Attention:     Joshua Kogan, P.C.

Email:          Joshua.kogan@kirkland.com

Kirkland & Ellis LLP

1601 Elm Street, Suite 2700

Dallas, TX 75201

United States of America

Attention:     Melissa D. Kalka

Email:          melissa.kalka@kirkland.com

(b) If to the Company or HD prior to the Closing, or to the Company, the Surviving Company or HoldCo after the Exchange Effective Time, to:

c/o LiveWire

3700 West Juneau Avenue

Milwaukee, WI 53208

Attention:     Paul Krause

Email:           paul.krause@harley-davidson.com;

                       H-DGeneralCounsel@harley-davidson.com

with copies to (which shall not constitute notice):

Latham & Watkins LLP

811 Main St.

Houston, TX 77002

Attention:     Ryan J. Maierson

                      Jason Morelli

Email:           ryan.maierson@lw.com

                       jason.morelli@lw.com

or to such other address(es) or email address(es) as the Parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

Section 13.4. Assignment. No Party shall assign, delegate or transfer this Agreement or any part hereof without the prior written consent of the other Parties, and any such attempted assignment, delegation or transfer without such prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.

Section 13.5. Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties and their respective permitted successors and assigns, any right or remedies under or by reason of this Agreement; provided, however, that the D&O Indemnified Parties are intended third-party beneficiaries of, and may enforce, Section 7.5 and the Non-Recourse Persons are intended third-party beneficiaries of, and may enforce, Section 13.16.

Section 13.6. Expenses. Except as otherwise set forth in this Agreement, each Party shall be responsible for and pay its own expenses incurred in connection with this Agreement and the Transactions, including all fees of its legal counsel, financial advisers and accountants; provided that, notwithstanding the foregoing, SPAC Transaction Expenses and Transaction Expenses will be paid at Closing in accordance with Section 2.4(c).

Section 13.7. Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction, except to the extent mandatorily governed by the Laws of the Cayman Islands.

Section 13.8. Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 13.9. Company and SPAC Disclosure Letters. The Company Disclosure Letter and SPAC Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. Any disclosure set forth in a section or subsection of a Disclosure Letter shall be deemed to be (as applicable) an exception to, or a disclosure for purposes of, the representations and warranties set forth in Articles 4 through 6, as the case may be, contained in, or other provisions of, the correspondingly numbered (and, if applicable, lettered) Section or subsection of this Agreement and each other representation or warranty set forth in Articles 4 through 6, as applicable that contain a reference to the Disclosure Letter, of this Agreement to which the relevance of such disclosure is reasonable apparent. Certain information set forth in the Disclosure Letters with respect to Articles 4 through 6, as applicable, is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 13.10. Entire Agreement. (i) This Agreement (together with the Company Disclosure Letter and SPAC Disclosure Letter and the Exhibits hereto), (ii) the Ancillary Agreements and (iii) that certain Confidentiality Agreement, dated as of April 6, 2021, between SPAC and the Company (the “Confidentiality Agreement”), constitute the entire agreement among the Parties relating to the Transactions or any other matter contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions or any other matter contemplated hereby exist between the Parties or any of their respective Affiliates except as expressly set forth in this Agreement and the Ancillary Agreements.

Section 13.11. Amendments. This Agreement may be amended or modified in whole or in part, only by an agreement in writing which makes reference to this Agreement and has been duly authorized, executed and delivered by each of the Parties.

Section 13.12. Publicity.

(a) All press releases or other public communications relating to the Transactions made by or on behalf of any Party or any of its Affiliates or any director, officer, employee or representative of any of the foregoing, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of SPAC and the Company, which approval shall not be unreasonably withheld by either such Party; provided that no Party shall be required to obtain consent pursuant to this Section 13.12 to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public with the mutual approval of SPAC and the Company in accordance with this. Disclosures resulting from the parties’ efforts to obtain the expiration of the waiting period under the HSR Act and to make any related filing shall be deemed not to violate this Section 13.12(a).

(b) The restriction in Section 13.12(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the Party making the announcement (or whose Affiliate or director, officer, employee or representative, or whose Affiliate’s director, officer, employee or representative is making the announcement) shall use its commercially reasonable efforts to consult with SPAC or the Company, as applicable, in advance as to its form, content and timing.

Section 13.13. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 13.14. Jurisdiction; Waiver of Jury Trial.

(a) To the fullest extent permitted by applicable Law, any proceeding or Action based upon, arising out of or related to this Agreement or the Transactions must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the Parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or convenience of forum, (iii) agrees that all claims in respect of such proceeding or Action shall be heard and determined only in any such court and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence Actions or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 13.14.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 13.15. Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which such Party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law, and each Party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 13.16. Non-Recourse. Except in the case of claims against a Person in respect of such Person’s actual fraud:

(a) Solely with respect to the Company, HoldCo, HD, SPAC, Merger Sub, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the Company, HD, HoldCo, SPAC, Merger Sub as named parties hereto; and

(b) except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such Party herein), (i) no past, present or future director, manager, officer, employee, incorporator, member, partner, direct or indirect equityholder, Affiliate, agent, attorney, advisor or representative or Affiliate of HoldCo, HD, the Company, SPAC, Merger Sub, (ii) no past, present or future director, officer, employee, incorporator, member, partner, direct or indirect equityholder, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing and (iii) no successor, heir or representative of any of the foregoing (the Persons identified in the foregoing clauses (i) through (ii), collectively, the “Non-Recourse Persons”) shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of HoldCo, HD, the Company, SPAC, Merger Sub under this Agreement for any claim based on, arising out of, or related to this Agreement or the Transactions.

Section 13.17. Non-Survival of Representations, Warranties and Covenants. Except in the case of claims against a Person in respect of such Person’s actual fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing, and each shall terminate and expire upon the occurrence of the Merger Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing, and then there shall be liability therefor only with respect to any breaches occurring after the Closing and (b) this Article 13.

Section 13.18. Conflicts and Privilege.

(a) HoldCo, SPAC and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Company), hereby agree that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among (x) the Sponsor, the Surviving Company, shareholders or holders of other equity interests of SPAC or the Sponsor, and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Company) (collectively, the “SPAC Group”), on the one hand, and (y) HoldCo, Merger Sub, the Company and/or any member of the New LiveWire Group (as defined below), on the other hand, any legal counsel, including Kirkland & Ellis LLP (“K&E”), that represented SPAC and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of SPAC Group, in such dispute even though the interests of such Persons may be directly adverse to the Surviving Company or HoldCo, and even though such counsel may have represented SPAC in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Company and/or the Sponsor. HoldCo, SPAC and the Company, on behalf of their respective successors and assigns, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the Transactions) between or among SPAC, the Sponsor and/or any other member of SPAC Group, on the one hand, and K&E, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to Sponsor after the Closing, and shall not pass to or be claimed or controlled by the Surviving Company. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with SPAC or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Company and shall not be used by the SPAC Group against the New LiveWire Group, as subsequently defined, in connection with any dispute among the parties.

(b) SPAC, HoldCo and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Company), hereby agree that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among (x) the shareholders or holders of other equity interests of the Company, HoldCo, the Surviving Company and/or any of their respective directors, members, partners, officers, employees or Affiliates (collectively, the “New LiveWire Group”), on the one hand, and (y) any member of SPAC Group, on the other hand, any legal counsel, including Latham & Watkins LLP (“Latham”) that represented the Company prior to the Closing may represent any member of the New LiveWire Group in such dispute even though the interests of such Persons may be directly adverse to SPAC Group, and even though such counsel may have represented SPAC and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Company, and further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the Transactions) between or among the Company and/or any member of the New LiveWire Group, on the one hand, and Latham, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the New LiveWire Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Company. Notwithstanding the foregoing, any privileged communications or information shared by SPAC prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of SPAC, and controlled by Sponsor, and shall not be used by the New LiveWire Group against the SPAC Group in connection with any dispute among the parties.

Section 13.19. HD Guarantee. From and after the date hereof, HD will cause each other member of the HD Group to comply with all obligations of HD and the HD Group under this Agreement and any Ancillary Agreement as if such Person was a party (to the extent not already a party) thereto and hereby guarantees to SPAC the full and complete performance by HD and the other members of the HD Group of its and their respective agreements, covenants and obligations under this Agreement and any Ancillary Agreement. HD hereby waives demand of performance, filing of any claim or any right to require any proceeding first against any other member of the HD Group in connection with the performance of their respective obligations under this Agreement. For the avoidance of doubt, this Section 13.19 shall survive the Closing.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have hereunto caused this Agreement to be duly executed as of the date first above written.

AEA-BRIDGES IMPACT CORP.

By:	/s/ John Garcia
Name: John Garcia
Title: Co-Chief Executive Officer

[Signature Page to Business Combination Agreement]

LW EV MERGER SUB, INC.

By:	/s/ John Garcia
Name: John Garcia
Title: President, Secretary and Treasurer

[Signature Page to Business Combination Agreement]

LW EV HOLDINGS, INC.

/s/ John Garcia
Name: John Garcia
Title: President, Secretary and Treasurer

[Signature Page to Business Combination Agreement]

HARLEY-DAVIDSON, INC.

By:	/s/ Jochen Zeitz
Name: Jochen Zeitz
Title: Chairman, President and CEO

[Signature Page to Business Combination Agreement]

LIVEWIRE EV, LLC

By:	/s/ Jochen Zeitz
Name: Jochen Zeitz
Title: Authorized Signatory

[Signature Page to Business Combination Agreement]

Exhibit A

Form of Separation Agreement

[Intentionally Omitted]

Exhibit B

Form of Registration Rights Agreement

[Intentionally Omitted]

Exhibit C

Form of SPAC Investor Support Agreement

[Intentionally Omitted]

Exhibit D

Form of HoldCo Tax Matters Agreement

[Intentionally Omitted]

Exhibit E

Form of Contract Manufacturing Agreement

[Intentionally Omitted]

Exhibit F

Form of Transition Services Agreement

[Intentionally Omitted]

Exhibit G

Form of Master Services Agreement

[Intentionally Omitted]

Exhibit H

Governance Policies

TERM SHEET FOR POST-CLOSING CORPORATE GOVERNANCE

Item	Terms
Committees of the Board	The Board of Directors (the “Board”) of LW EV Holdings, Inc. (“HoldCo”) shall establish and maintain (in accordance with applicable laws and NYSE rules) five standing committees: (i) Audit and Finance Committee, (ii) Conflicts Committee, (iii) Nominating and Corporate Governance Committee, (iv) Human Resources Committee, and (v) Brand and Sustainability Committee.

Audit and Finance Committee	The Audit and Finance Committee Charter will require that such committee be entirely comprised of independent directors (each, an “Independent Director”), each of whom shall meet the independence requirements under the listing rules of NYSE.

Conflicts Committee

The Conflicts Committee Charter will require that such committee be entirely comprised of Independent Directors.

The Board may refer any matters involving conflicts with HD to the Conflicts Committee; provided, however, that the Board must refer the following conflict matters: (i) new material arrangements and transactions between HD and HoldCo, (ii) changes to HoldCo’s organizational documents that involve conflicts between HD and HoldCo, (iii) resolution of material disputes related to agreements between HD and its affiliates on the one hand and HoldCo and its affiliates on another, (iv) any material amendment, waiver, or enforcement action relating to the agreements referenced in the foregoing clause (iii) (including the Intellectual Property Licensing Agreement, Contract Manufacturing Agreement, Joint Development Agreement and the Master Services Agreement) and any other material operational matters between HD and HoldCo, and (v) any amendment to the Conflicts Committee Charter.

Any sales of HoldCo shares by HD that are subject to an early price-based release under the Registration Rights Agreement will require the approval of the Conflicts Committee.

Matters not involving conflicts with HD will not require the Conflicts Committee’s approval and will be governed by applicable Delaware law.

The Board may dissolve the Conflicts Committee at the time that both (i) HoldCo has a majority independent Board and (ii) HD owns less than 50% of the outstanding shares of HoldCo.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee Charter will require that such committee be comprised of a majority of Independent Directors.

The Nominating and Corporate Governance Committee shall have authority to determine the Independent Directors to be nominated for election to the Board.

Human Resources Committee

The Human Resources Committee Charter will require that such committee be comprised of a majority of Independent Directors.

The Human Resources Committee will be primarily responsible for employment matters of the senior management team, including appointments, termination, and compensation.

The Chief Executive Officer of HoldCo shall serve on the Human Resources Committee, but shall recuse himself in the event of conflicted discussions.

Brand and Sustainability Committee	The Brand and Sustainability Committee Charter will require that HD will choose HoldCo directors with relevant branding and sustainability experience to serve on such committee. HD will consider a director designated by Sponsor to serve on the Brand and Sustainability Committee.

Item	Terms

CEO Role and Succession Plan	Mr. Jochen Zeitz will serve as acting Chief Executive Officer and Executive Chairman of HoldCo upon the closing of the business combination (at the same time as Mr. Zeitz acts as the Chief Executive Officer of HD). The permanent Chief Executive Officer of HoldCo will be appointed within twenty-four months following the announcement of the business combination. Mr. Zeitz will retain the role of Executive Chairman of HoldCo after HoldCo appoints a permanent Chief Executive Officer.

Annex B

CERTIFICATE OF INCORPORATION

OF

AEA-BRIDGES IMPACT CORP.

AEA-Bridges Impact Corp., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

ARTICLE I

The name of the corporation is AEA-Bridges Impact Corp. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Corporation Trust Center, in the City of Wilmington, County of New Castle, Delaware 19801, and the name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.

ARTICLE IV

The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock which the Corporation shall have authority to issue is 820,000,000. The total number of shares of Common Stock that the Corporation is authorized to issue is 800,000,000, having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is 20,000,000, having a par value of $0.0001 per share.

ARTICLE V

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

A. COMMON STOCK.

1. General. The voting, dividend, liquidation, and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.

2. Voting. Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one (1) vote for each share of Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation) or pursuant to the DGCL.

Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

3. Dividends. Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

4. Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and liabilities of the Corporation and the distribution of the Trust Account as provided for under Article XI, Section C, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

B. PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Certificate of Incorporation (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any Certificate of Designation).

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of at least two-thirds of the holders of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE VI

For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

A. At each annual meeting of stockholders of the Corporation beginning with the first annual meeting of stockholders following the date first set forth above, subject to any special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the successors of the directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal. No decrease in the number of directors shall shorten the term of any incumbent director.

B. Except as otherwise expressly provided by the DGCL or this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors.

C. Subject to the terms of any contractual agreement between the Corporation and one or more of its stockholders and the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.

D. Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term to which such director shall have been appointed or until his or her earlier death, resignation, retirement, disqualification, or removal.

E. Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article VI, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph B of this Article VI, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

F. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal Bylaws of the Corporation. In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

G. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VII

A. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting; provided, that so long as the Corporation qualifies as a “controlled company” under

Section 303A.00 of the New York Stock Exchange Listed Company Manual, any action required or permitted to be taken by the stockholders of the Corporation may effected by the consent or consents in writing of the holders of the outstanding shares of voting stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

B. Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time only by or at the direction of (i) the Board of Directors, (ii) the Chairperson of the Board of Directors, or (iii) so long as the Corporation qualifies as a “controlled company” under Section 303A.00 of the New York Stock Exchange Listed Company Manual, by the Secretary of the Corporation at the request of any holder of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors, and shall not be called by any other person or persons.

C. Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

ARTICLE VIII

No director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VIII, or the adoption of any provision of the Certificate of Incorporation inconsistent with this Article VIII, shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ARTICLE IX

The Corporation shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

ARTICLE X

Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the bylaws of the Corporation or this Certificate of Incorporation (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article X, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article X. Notwithstanding the foregoing, the provisions of this Article X shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

If any provision or provisions of this Article X shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article X (including, without limitation, each portion of any paragraph of this Article X containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE XI

A. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, in addition to any vote required by applicable law, Part B of Article V, Article VI, Article VII, Article VIII, Article IX, Article X, and this Article XI may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of (a) a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, for so long as the Corporation qualifies as a “controlled company” under Section 303A.00 of the New York Stock Exchange Listed Company Manual or (b) at least two-thirds of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class, from and after the time that the Corporation ceases to be a “controlled company” of the New York Stock Exchange Listed Company Manual.

B. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

ARTICLE XII

A. The provisions of this Article XII shall terminate upon the consummation of the transactions contemplated by the Business Combination Agreement, and Plan of Merger entered into as of December 12, 2021 by and among AEA-Bridges Impact Corp., a Delaware corporation (“ABIC”), LiveWire Group, Inc. (formerly known as LW EV Holdings, Inc.), a Delaware corporation, LW EV Merger Sub, Inc., a Delaware corporation, Harley-Davidson, Inc., a Wisconsin corporation, and LiveWire EV, LLC, a Delaware limited liability company (the “Business Combination”) and no amendment to this Article XII shall be effective prior to the consummation of the Business Combination unless approved by the affirmative vote of the holders of at least 66 2/3% of the total voting power of the then outstanding Voting Securities entitled to vote thereon, voting together as a single class.

B. In connection with ABIC’s initial public offering of securities (the “Offering”), ABIC established a trust account (the “Trust Account”) containing the proceeds of the Offering and the overallotment shares acquired by the Corporation’s underwriters and from certain private placements occurring simultaneously with the Offering (including interest accrued from time to time thereon) for the benefit of the ABIC’s public stockholders (including overallotment shares acquired by the Corporation’s underwriters, the “Public Stockholders”) as described in ABIC’s registration statement on Form S-1, as initially filed with the SEC on September 14, 2020, as amended (the “Registration Statement”), established for the benefit of the Public Stockholders pursuant to a trust agreement described in the Registration Statement. Except as otherwise described in the Registration Statement, ABIC may disburse monies from the Trust Account only: (i) to the Public Stockholders in the event they elect to redeem their shares in connection with the consummation of the Business Combination or in connection with an extension of ABIC’s deadline to consummate the Business Combination, (ii) to the Public Stockholders if ABIC fails to consummate the Business Combination within 24 months after the closing of the Offering, (iii) with respect to any interest earned on the amounts held in the Trust Account, as necessary to pay any taxes and dissolution expenses, or (iv) to ABIC after or concurrently with the consummation of the Business Combination.

C. Prior to the date of this Certificate of Incorporation, ABIC has provided all Public Stockholders with the opportunity to have their Offering Shares redeemed (which redemption may be in the form of a repurchase by ABIC), subject to lawfully available funds, upon the consummation of the Business Combination pursuant to, and subject to the limitations of, Article XII, Sections D and E, (such rights of such holders to have their Offering Shares redeemed pursuant to such sections, the “Redemption Rights”) hereof for cash equal to the applicable redemption price per share determined in accordance with Article IX, Section 2(b) hereof (the “Redemption Price”); provided, however, that ABIC shall not have the power to redeem Offering Shares to the extent that such redemption would result in ABIC having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act (or any successor rule)) of less than $5,000,001 (such limitation hereinafter called the “Redemption Limitation”). Notwithstanding anything to the contrary contained in this Certificate of Incorporation, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.

D. If, in connection with the redemption of the Offering Shares referenced in Article IX, Section 2(a) above, ABIC’s offer to redeem the Offering Shares was other than in conjunction with a stockholder vote on a Business Combination with a proxy solicitation pursuant to Regulation 14A of the Exchange Act (or any successor rules or regulations) (such rules and regulations hereinafter called the “Proxy Solicitation Rules”) and filing proxy materials with the SEC, ABIC shall have offered to redeem the Offering Shares upon the consummation of the Business Combination, subject to lawfully available funds therefor, in accordance with the provisions of Article IX, Section 2(a) hereof pursuant to a tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act (or any successor rule or regulation) (such rules and regulations hereinafter called the “Tender Offer Rules”) which shall have commenced prior to the date of this Certificate of Incorporation and shall have filed tender offer documents with the SEC prior to the consummation of the Business Combination that contain substantially the same financial and other information about the Business Combination and the Redemption Rights as is required under the Proxy Solicitation Rules, even if such information is not required under the

Tender Offer Rules; provided, however, that if a stockholder vote is required by law to approve the proposed Business Combination, or ABIC decides to submit the proposed Business Combination to the stockholders for their approval for business or other reasons, ABIC shall offer to redeem the Offering Shares, subject to lawfully available funds therefor, in accordance with the provisions of Article IX, Section 2(a) hereof in conjunction with a proxy solicitation pursuant to the Proxy Solicitation Rules (and not the Tender Offer Rules) at a price per share equal to the Redemption Price calculated in accordance with the following provisions of this Article IX, Section 2(b). In the event that the Corporation offers to redeem the Offering Shares pursuant to a tender offer in accordance with the Tender Offer Rules, the Redemption Price per share of the Common Stock payable to holders of the Offering Shares tendering their Offering Shares pursuant to such tender offer shall be equal to the quotient obtained by dividing: (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (net of taxes payable), by (ii) the total number of then outstanding Offering Shares. If ABIC offers to redeem the Offering Shares in conjunction with a stockholder vote on the proposed Business Combination pursuant to a proxy solicitation, the Redemption Price per share of the Common Stock payable to holders of the Offering Shares exercising their Redemption Rights shall be equal to the quotient obtained by dividing (a) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (net of taxes payable), by (b) the total number of then outstanding Offering Shares. For the avoidance of doubt, any Redemption Rights are only with respect to the Business Combination to which they relate.

E. If ABIC offers to redeem the Offering Shares in conjunction with a stockholder vote on a Business Combination pursuant to a proxy solicitation, a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), shall be restricted from seeking to exercise its Redemption Rights with respect to Offering Shares in excess of an aggregate of 15% of the Offering Shares without the consent of ABIC, unless ABIC waives such restriction with respect to a particular stockholder or “group.”

F. In the event that ABIC has not consummated a Business Combination within 24 months from the closing of the Offering or such later date as approved by holders of a majority of the voting power of the then outstanding Voting Securities that are voted at a meeting to extend such date, voting together as a single class, ABIC shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest (net of taxes payable, and less up to $100,000 of such net interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholder(s) and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to ABIC’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

G. Prior to the consummation of ABIC’s Business Combination, ABIC shall not have the power to issue any additional shares of Capital Stock that would entitle the holders thereof to receive funds from the Trust Account or vote pursuant to the Certificate of Incorporation on any Business Combination or on any amendment to this paragraph C, except as a result of a stock-split or a share distribution.

H. ABIC shall not have the power to enter into a Business Combination solely with another blank check company or a similar company with nominal operations.

I. Notwithstanding any other provision in this Certificate of Incorporation, approval of the Business Combination shall require the affirmative vote of a majority of the Board, which must include a majority of ABIC’s independent directors.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation on this [●] day of [●], 2022.

AEA-BRIDGES IMPACT CORP.

By:
Name:
Title:

Annex C

Bylaws of

AEA-Bridges Impact Corp. (a Delaware corporation)

C-i

(continued)

C-ii

Bylaws of

AEA-Bridges Impact Corp.

Article I—Corporate Offices

1.1 Registered Office.

The address of the registered office of AEA-Bridges Impact Corp. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).

1.2 Other Offices.

The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business of the Corporation may require.

Article II—Meetings of Stockholders

2.1 Place of Meetings.

Meetings of stockholders shall be held at any place within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.

2.2 Annual Meeting.

The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4 of these bylaws may be transacted. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.

2.3 Special Meeting.

Special meetings of the stockholders may be called only by such persons and only in such manner as set forth in the Certificate of Incorporation.

No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting. The Board may postpone, reschedule or cancel any previously scheduled special meeting of stockholders.

2.4 Notice of Business to be Brought before a Meeting.

(i) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in a notice of meeting given by or at the direction of the Board of Directors, (b) if not specified in a notice of meeting, otherwise brought before the meeting by the Board of Directors or the Chairman of the Board or (c) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with this Section 2.4 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause (c) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. For purposes of this Section 2.4, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board of Directors must comply with Section 2.5 and Section 2.6 and this Section 2.4 shall not be applicable to nominations except as expressly provided in Section 2.5 and Section 2.6.

(ii) Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (a) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (b) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

(iii) To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary shall set forth:

(a) As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”);

(b) As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (C) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (D) any other material relationship between such Proposing Person, on the one hand, and the Corporation, any affiliate of the Corporation, on the other hand, (E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (F) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (G) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (G) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner; and

(c) As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws, the language of the proposed amendment), and (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder(s) or persons(s) who have a right to acquire beneficial ownership at any time in the future of the shares of any class or series of the Corporation or any other person or entity (including their names) in connection with the proposal of such business by such stockholder; and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (c) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.

For purposes of this Section 2.4, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.

(iv) A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(v) Notwithstanding anything in these bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(vi) This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(vii) For purposes of these bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

2.5 Notice of Nominations for Election to the Board of Directors.

(i) Nominations of any person for election to the Board of Directors at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (a) by or at the direction of the Board of Directors, including by any committee or persons authorized to do so by the Board of Directors or these bylaws, or (b) by a stockholder present in person (A) who was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.5 and Section 2.6 as to such notice and nomination. For purposes of this Section 2.5, “present in person” shall mean that the stockholder proposing that the business be brought before the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. The foregoing clause (ii) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting or special meeting.

(ii)

(a) Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting, the stockholder must (A) provide Timely Notice (as defined in Section 2.4) thereof in writing and in proper form to the Secretary of the Corporation, (B) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5 and Section 2.6 and (C) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5 and Section 2.6.

(b) Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting, then for a stockholder to make any nomination of a person or persons for election to the Board of Directors at a special meeting, the stockholder must (A) provide timely notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (B) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.5 and Section 2.6 and (C) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the ninetieth (90th) day prior to such special meeting or, if later, the tenth (10th) day following the day on which public disclosure (as defined in Section 2.4) of the date of such special meeting was first made.

(c) In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(d) In no event may a Nominating Person provide Timely Notice with respect to a greater number of director candidates than are subject to election by stockholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (A) the conclusion of the time period for Timely Notice, (B) the date set forth in Section 2.5(ii)(b) or (C) the tenth day following the date of public disclosure (as defined in Section 2.4) of such increase.

(iii) To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary shall set forth:

(a) As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(iii)(a)), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(a);

(b) As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(iii)(b), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(b) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(iii)(b) shall be made with respect to the election of directors at the meeting); and

(c) As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 and Section 2.6 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (A) through (C) are referred to as “Nominee Information”), and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.6(i)

For purposes of this Section 2.5, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant in such solicitation.

(iv) A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.

(v) In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

2.6 Additional Requirements for Valid Nomination of Candidates to Serve as Director and, if Elected, to be Seated as Directors.

(i) To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board of Directors or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board of Directors), to the Secretary at the principal executive offices of the Corporation, (a) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee, and such additional information with respect to such proposed nominee as would be required to be provided by the Corporation pursuant to Schedule 14A if such proposed nominee were a participant in the solicitation of proxies by the Corporation in connection with such annual or special meeting and (b) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed to the Corporation, (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect), (D) if elected as director of the Corporation, intends to serve the entire term until the next meeting at which such candidate would face re-election and (E) consents to being named as a nominee in the Corporation’s proxy statement pursuant to Rule 14a-4(d) under the Exchange Act and any associated proxy card of the Corporation and agrees to serve if elected as a director.

(ii) The Board of Directors may also require any proposed candidate for nomination as a director to furnish such other information as may reasonably be requested by the Board of Directors in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board of Directors to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the corporate governance guidelines adopted by the Corporation.

(iii) A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.6, if necessary, so that the information provided or required to be provided pursuant to this Section 2.6 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(iv) No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with Section 2.5 and this Section 2.6, as applicable. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.5 and this Section 2.6, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.

(v) Notwithstanding anything in these bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.5 and this Section 2.6.

2.7 Notice of Stockholders’ Meetings.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 of these bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.8 Quorum.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.9 of these bylaws until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.9 Adjourned Meeting; Notice.

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.

2.10 Conduct of Business.

The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

2.11 Voting.

Except as may be otherwise provided in the Certificate of Incorporation, these bylaws or the DGCL, each stockholder shall be entitled to one (1) vote for each share of capital stock held by such stockholder.

Except as otherwise provided by the Certificate of Incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.

2.12 Record Date for Stockholder Meetings and Other Purposes.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

2.13 Proxies.

Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission which sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.

2.14 List of Stockholders Entitled to Vote.

The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.14 or to vote in person or by proxy at any meeting of stockholders.

2.15 Inspectors of Election.

Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.

Such inspectors shall:

(i) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;

(ii) count all votes or ballots;

(iii) count and tabulate all votes;

(iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and

(v) certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.

Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.

2.16 Delivery to the Corporation.

Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

Article III—Directors

3.1 Powers.

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

3.2 Number of Directors.

Subject to the Certificate of Incorporation, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3 Election, Qualification and Term of Office of Directors.

Except as provided in Section 3.4 of these bylaws, and subject to the Certificate of Incorporation and the terms of any contractual agreement between the Corporation and one or more of its stockholders, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until such director’s successor is duly elected and qualified or until such director’s earlier death, resignation, disqualification or removal. Directors need not be stockholders. The Certificate of Incorporation or these bylaws may prescribe qualifications for directors.

3.4 Resignation and Vacancies.

Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.3.

Unless otherwise provided in the Certificate of Incorporation or these bylaws, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

3.5 Place of Meetings; Meetings by Telephone.

The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.

3.6 Regular Meetings.

Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.

3.7 Special Meetings; Notice.

Special meetings of the Board for any purpose or purposes may be called at any time by the chairperson of the Board, the Chief Executive Officer, the President, the Secretary or a majority of the total number of directors constituting the Board.

Notice of the time and place of special meetings shall be:

(i) delivered personally by hand, by courier or by telephone;

(ii) sent by United States first-class mail, postage prepaid;

(iii) sent by facsimile or electronic mail; or

(iv) sent by other means of electronic transmission,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least twenty-four (24) hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four (4) days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.

3.8 Quorum.

At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.9 Board Action without a Meeting.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.

3.10 Fees and Compensation of Directors.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

Article IV—Committees

4.1 Committees of Directors.

The Board may designate one (1) or more committees, each committee to consist, of one (1) or more of the directors of the Corporation. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.

4.2 Committee Minutes.

Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

4.3 Meetings and Actions of Committees.

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i) Section 3.5 (place of meetings; meetings by telephone);

(ii) Section 3.6 (regular meetings);

(iii) Section 3.7 (special meetings; notice);

(iv) Section 3.9 (board action without a meeting); and

(v) Section 7.13 (waiver of notice),

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members. However:

(i) the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(ii) special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and

(iii) the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.3, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.

4.4 Subcommittees.

Unless otherwise provided in the Certificate of Incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one (1) or more subcommittees, each subcommittee to consist of one (1) or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

Article V—Officers

5.1 Officers.

The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary. The Corporation may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Financial Officer, a Treasurer, one (1) or more Vice Presidents, one (1) or more Assistant Vice Presidents, one (1) or more Assistant Treasurers, one (1) or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation.

5.2 Appointment of Officers.

The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws.

5.3 Subordinate Officers.

The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

5.4 Removal and Resignation of Officers.

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

5.5 Vacancies in Offices.

Any vacancy occurring in any office of the Corporation shall be filled by the Board or as provided in Section 5.2.

5.6 Representation of Shares of Other Corporations.

The Chairperson of the Board, the Chief Executive Officer, or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7 Authority and Duties of Officers.

All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

5.8 Compensation.

The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.

Article VI—Records

A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the Corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

Article VII—General Matters

7.1 Execution of Corporate Contracts and Instruments.

The Board, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

7.2 Stock Certificates.

The shares of the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and applicable law. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson of the Board, Chief Executive Officer, the President, Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

7.3 Special Designation of Certificates.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

7.4 Lost Certificates.

Except as provided in this Section 7.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

7.5 Shares Without Certificates

The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

7.6 Construction; Definitions.

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

7.7 Dividends.

The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.

The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

7.8 Fiscal Year.

The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

7.9 Seal.

The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

7.10 Transfer of Stock.

Shares of the Corporation shall be transferable in the manner prescribed by law and in these bylaws, other than as contemplated in any contractual agreement or registration rights agreement, in each case, between the Corporation and one or more of its stockholders. Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

7.11 Stock Transfer Agreements.

The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

7.12 Registered Stockholders.

The Corporation:

(i) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and

(ii) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

7.13 Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these bylaws.

Article VIII—Notice

8.1 Delivery of Notice; Notice by Electronic Transmission.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this section without obtaining the consent required by this paragraph.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i)	if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii)	if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iii)	if by any other form of electronic transmission, when directed to the stockholder.

Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two (2) consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice, provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Article IX—Indemnification

9.1 Indemnification of Directors and Officers.

The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any director or officer of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership (a “covered person”), joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such person in connection with any such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 9.4, the Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board.

9.2 Indemnification of Others.

The Corporation shall have the power to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any employee or agent of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.

9.3 Prepayment of Expenses.

The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by any covered person, and may pay the expenses incurred by any employee or agent of the Corporation, in defending any Proceeding in advance of its final disposition; provided, however, that such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article IX or otherwise.

9.4 Determination; Claim.

If a claim for indemnification (following the final disposition of such Proceeding) under this Article IX is not paid in full within sixty (60) days, or a claim for advancement of expenses under this Article IX is not paid in full within thirty (30) days, after a written claim therefor has been received by the Corporation the claimant may thereafter (but not before) file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

9.5 Non-Exclusivity of Rights.

The rights conferred on any person by this Article IX shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

9.6 Insurance.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

9.7 Other Indemnification.

The Corporation’s obligation, if any, to indemnify or advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

9.8 Continuation of Indemnification.

The rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article IX shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.

9.9 Amendment or Repeal; Interpretation.

The provisions of this Article IX shall constitute a contract between the Corporation, on the one hand, and, on the other hand, each individual who serves or has served as a director or officer of the Corporation (whether before or after the adoption of these bylaws), in consideration of such person’s performance of such services, and pursuant to this Article IX the Corporation intends to be legally bound to each such current or former director or officer of the Corporation. With respect to current and former directors and officers of the Corporation, the rights conferred under this Article IX are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of theses bylaws. With respect to any directors or officers of the Corporation who commence service following adoption of these bylaws, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such director or officer commencing service as a director or officer of the Corporation. Any repeal or modification of the foregoing provisions of this Article IX shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or director of the Corporation in effect prior to the time of such repeal or modification.

Any reference to an officer of the Corporation in this Article IX shall be deemed to refer exclusively to the Chief Executive Officer, President, and Secretary, or other officer of the Corporation appointed by (x) the Board pursuant to Article V of these bylaws or (y) an officer to whom the Board has delegated the power to appoint officers pursuant to Article V of these bylaws, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors (or equivalent governing body) of such other entity pursuant to the certificate of incorporation and bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article IX.

Article X—Amendments

The Board is expressly empowered to adopt, amend or repeal the bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the bylaws of the Corporation; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote generally in an election of directors, voting together as a single class.

Article XI—Definitions

As used in these bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

Annex D

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

LIVEWIRE GROUP, INC.

LiveWire Group, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1. The name of the Corporation is LiveWire Group, Inc. The Corporation was incorporated under the name LW EV Holdings, Inc. by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on December 7, 2021.

2. This Amended and Restated Certificate of Incorporation (the “Restated Certificate”), which amends, restates and further integrates the certificate of incorporation of the Corporation as heretofore in effect, has been approved by the Board of Directors of the Corporation (the “Board of Directors”) in accordance with Sections 242 and 245 of the DGCL, and has been adopted by the written consent of the stockholders of the Corporation in accordance with Section 228 of the DGCL.

3. The text of the certificate of incorporation of the Corporation, as heretofore amended, is hereby amended and restated by this Restated Certificate to read in its entirety as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, LiveWire Group, Inc. has caused this Restated Certificate to be signed by a duly authorized office of the Corporation, on [●], 2022.

LiveWire Group, Inc., a Delaware corporation

By:
Name:
Title:

EXHIBIT A

ARTICLE I

The name of the corporation is LiveWire Group, Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Corporation Trust Center, in the City of Wilmington, County of New Castle, Delaware 19801, and the name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.

ARTICLE IV

The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock which the Corporation shall have authority to issue is 820,000,000. The total number of shares of Common Stock that the Corporation is authorized to issue is 800,000,000, having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is 20,000,000, having a par value of $0.0001 per share.

ARTICLE V

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

A.	COMMON STOCK.

1. General. The voting, dividend, liquidation, and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.

2. Voting. Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one (1) vote for each share of Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate (including any Certificate of Designation) or pursuant to the DGCL.

Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

3. Dividends. Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

4. Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

B.	PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Restated Certificate (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Restated Certificate (including any Certificate of Designation).

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of at least two-thirds of the holders of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE VI

For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

A. At each annual meeting of stockholders of the Corporation beginning with the first annual meeting of stockholders following the date first set forth above, subject to any special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the successors of the directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal. No decrease in the number of directors shall shorten the term of any incumbent director.

B. Except as otherwise expressly provided by the DGCL or this Restated Certificate, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors.

C. Subject to the terms of any contractual agreement between the Corporation and one or more of its stockholders and the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.

D. Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term to which such director shall have been appointed or until his or her earlier death, resignation, retirement, disqualification, or removal.

E. Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article VI, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph B of this Article VI, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

F. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal Bylaws of the Corporation. In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

G. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VII

A. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting; provided, that so long as the Corporation qualifies as a “controlled company” under Section 303A.00 of the New York Stock Exchange Listed Company Manual, any action required or permitted to be taken by the stockholders of the Corporation may effected by the consent or consents in writing of the holders of the outstanding shares of voting stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

B. Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time only by or at the direction of (i) the Board of Directors, (ii) the Chairperson of the Board of Directors, or (iii) so long as the Corporation qualifies as a “controlled company” under Section 303A.00 of the New York Stock Exchange Listed Company Manual, by the Secretary of the Corporation at the request of any holder of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors, and shall not be called by any other person or persons.

C. Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

ARTICLE VIII

No director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VIII, or the adoption of any provision of the Restated Certificate inconsistent with this Article VIII, shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ARTICLE IX

The Corporation shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

ARTICLE X

Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the bylaws of the Corporation or this Restated Certificate (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article X, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article X. Notwithstanding the foregoing, the provisions of this Article X shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

If any provision or provisions of this Article X shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article X (including, without limitation, each portion of any paragraph of this Article X containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE XI

A. Notwithstanding anything contained in this Restated Certificate to the contrary, in addition to any vote required by applicable law, Part B of Article V, Article VI, Article VII, Article VIII, Article IX, Article X, and this Article XI may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of (a) a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, for so long as the Corporation qualifies as a “controlled company” under Section 303A.00 of the New York Stock Exchange Listed Company Manual or (b) at least two-thirds of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class, from and after the time that the Corporation ceases to be a “controlled company” of the New York Stock Exchange Listed Company Manual.

B. If any provision or provisions of this Restated Certificate shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Restated Certificate (including, without limitation, each portion of any paragraph of this Restated Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Restated Certificate (including, without limitation, each such portion of any paragraph of this Restated Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

ARTICLE XII

A. The provisions of this Article XII shall terminate upon the consummation of the transactions contemplated by the Business Combination Agreement, and Plan of Merger entered into as of December 12, 2021 by and among AEA-Bridges Impact Corp., a Delaware corporation (“ABIC”), LiveWire Group, Inc. (formerly known as LW EV Holdings, Inc.), a Delaware corporation, LW EV Merger Sub, Inc., a Delaware corporation, Harley-Davidson, Inc., a Wisconsin corporation, and LiveWire EV, LLC, a Delaware limited liability company (the “Business Combination”) and no amendment to this Article XII shall be effective prior to the consummation of the Business Combination unless approved by the affirmative vote of the holders of at least 66 2/3% of the total voting power of the then outstanding Voting Securities entitled to vote thereon, voting together as a single class.

B. In connection with ABIC’s initial public offering of securities (the “Offering”), ABIC established a trust account (the “Trust Account”) containing the proceeds of the Offering and the overallotment shares acquired by the Corporation’s underwriters and from certain private placements occurring simultaneously with the Offering (including interest accrued from time to time thereon) for the benefit of the ABIC’s public stockholders (including overallotment shares acquired by the Corporation’s underwriters, the “Public Stockholders”) as described in ABIC’s registration statement on Form S-1, as initially filed with the SEC on September 14, 2020, as amended (the “Registration Statement”), established for the benefit of the Public Stockholders pursuant to a trust agreement described in the Registration Statement. Except as otherwise described in the Registration Statement, ABIC may disburse monies from the Trust Account only: (i) to the Public Stockholders in the event they elect to redeem their shares in connection with the consummation of the Business Combination or in connection with an extension of ABIC’s deadline to consummate the Business Combination, (ii) to the Public Stockholders if ABIC fails to consummate the Business Combination within 24 months after the closing of the Offering, (iii) with respect to any interest earned on the amounts held in the Trust Account, as necessary to pay any taxes and dissolution expenses, or (iv) to ABIC after or concurrently with the consummation of the Business Combination.

C. Prior to the date of this Restated Certificate, ABIC has provided all Public Stockholders with the opportunity to have their Offering Shares redeemed (which redemption may be in the form of a repurchase by ABIC), subject to lawfully available funds, upon the consummation of the Business Combination pursuant to, and subject to the limitations of, Article XII, Sections D and E, (such rights of such holders to have their Offering Shares redeemed pursuant to such sections, the “Redemption Rights”) hereof for cash equal to the applicable redemption price per share determined in accordance with Article IX, Section 2(b) hereof (the “Redemption Price”); provided, however, that ABIC shall not have the power to redeem Offering Shares to the extent that such redemption would result in ABIC having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act (or any successor rule)) of less than $5,000,001 (such limitation hereinafter called the “Redemption Limitation”). Notwithstanding anything to the contrary contained in this Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.

D. If, in connection with the redemption of the Offering Shares referenced in Article IX, Section 2(a) above, ABIC’s offer to redeem the Offering Shares was other than in conjunction with a stockholder vote on a Business Combination with a proxy solicitation pursuant to Regulation 14A of the Exchange Act (or any successor rules or regulations) (such rules and regulations hereinafter called the “Proxy Solicitation Rules”) and filing proxy materials with the SEC, ABIC shall have offered to redeem the Offering Shares upon the consummation of the Business Combination, subject to lawfully available funds therefor, in accordance with the provisions of Article IX, Section 2(a) hereof pursuant to a tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act (or any successor rule or regulation) (such rules and regulations hereinafter called the “Tender Offer Rules”) which shall have commenced prior to the date of this Restated Certificate and shall have filed tender offer documents with the SEC prior to the consummation of the Business Combination that contain substantially the same financial and other information about the Business Combination and the Redemption Rights as is required under the Proxy Solicitation Rules, even if such information is not required under the Tender Offer Rules; provided, however, that if a stockholder vote is required by law to approve the proposed Business Combination, or ABIC decides to submit the proposed Business Combination to the stockholders for their approval for business or other reasons, ABIC shall offer to redeem the Offering Shares, subject to lawfully available funds therefor, in accordance with the provisions of Article IX, Section 2(a) hereof in conjunction with a proxy solicitation pursuant to the Proxy Solicitation Rules (and not the Tender Offer Rules) at a price per share equal to the Redemption Price calculated in accordance with the following provisions of this Article IX, Section 2(b). In the event that the Corporation offers to redeem the Offering Shares pursuant to a tender offer in accordance with the Tender Offer Rules, the Redemption Price per share of the Common Stock payable to holders of the Offering Shares tendering their Offering Shares pursuant to such tender offer shall be equal to the quotient obtained by dividing: (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (net of taxes payable), by (ii) the total number of then outstanding Offering Shares. If ABIC offers to redeem the Offering Shares in conjunction with a stockholder vote on the proposed Business Combination pursuant to a proxy solicitation, the Redemption Price per share of the Common Stock payable to holders of the Offering Shares exercising their Redemption Rights shall be equal to the quotient obtained by dividing (a) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (net of taxes payable), by (b) the total number of then outstanding Offering Shares. For the avoidance of doubt, any Redemption Rights are only with respect to the Business Combination to which they relate.

E. If ABIC offers to redeem the Offering Shares in conjunction with a stockholder vote on a Business Combination pursuant to a proxy solicitation, a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), shall be restricted from seeking to exercise its Redemption Rights with respect to Offering Shares in excess of an aggregate of 15% of the Offering Shares without the consent of ABIC, unless ABIC waives such restriction with respect to a particular stockholder or “group.”

F. In the event that ABIC has not consummated a Business Combination within 24 months from the closing of the Offering or such later date as approved by holders of a majority of the voting power of the then outstanding Voting Securities that are voted at a meeting to extend such date, voting together as a single class, ABIC shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest (net of taxes payable, and less up to $100,000 of such net interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholder(s) and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to ABIC’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

G. Prior to the consummation of ABIC’s Business Combination, ABIC shall not have the power to issue any additional shares of Capital Stock that would entitle the holders thereof to receive funds from the Trust Account or vote pursuant to the Restated Certificate on any Business Combination or on any amendment to this paragraph C, except as a result of a stock-split or a share distribution.

H. ABIC shall not have the power to enter into a Business Combination solely with another blank check company or a similar company with nominal operations.

I. Notwithstanding any other provision in this Restated Certificate, approval of the Business Combination shall require the affirmative vote of a majority of the Board, which must include a majority of ABIC’s independent directors.

Annex E

Amended and Restated Bylaws of

LiveWire Group, Inc.

(a Delaware corporation)

E-i

(continued)

E-ii

Amended and Restated Bylaws of

LiveWire Group, Inc.

Article I—Corporate Offices

1.1 Registered Office.

The address of the registered office of LiveWire Group, Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).

1.2 Other Offices.

The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business of the Corporation may require.

Article II—Meetings of Stockholders

2.1 Place of Meetings.

Meetings of stockholders shall be held at any place within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.

2.2 Annual Meeting.

The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4 of these bylaws may be transacted. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.

2.3 Special Meeting.

Special meetings of the stockholders may be called only by such persons and only in such manner as set forth in the Certificate of Incorporation.

No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting. The Board may postpone, reschedule or cancel any previously scheduled special meeting of stockholders.

2.4 Notice of Business to be Brought before a Meeting.

(i) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in a notice of meeting given by or at the direction of the Board of Directors, (b) if not specified in a notice of meeting, otherwise brought before the meeting by the Board of Directors or the Chairman of the Board or (c) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with this Section 2.4 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause (c) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. For purposes of this Section 2.4, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board of Directors must comply with Section 2.5 and Section 2.6 and this Section 2.4 shall not be applicable to nominations except as expressly provided in Section 2.5 and Section 2.6.

(ii) Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (a) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (b) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

(iii) To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary shall set forth:

(a) As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”);

(b) As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (C) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (D) any other material relationship between such Proposing Person, on the one hand, and the Corporation, any affiliate of the Corporation, on the other hand, (E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (F) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (G) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (G) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner; and

(c) As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws, the language of the proposed amendment), and (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder(s) or persons(s) who have a right to acquire beneficial ownership at any time in the future of the shares of any class or series of the Corporation or any other person or entity (including their names) in connection with the proposal of such business by such stockholder; and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (c) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.

For purposes of this Section 2.4, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.

(iv) A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(v) Notwithstanding anything in these bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(vi) This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(vii) For purposes of these bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

2.5 Notice of Nominations for Election to the Board of Directors.

(i) Nominations of any person for election to the Board of Directors at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (a) by or at the direction of the Board of Directors, including by any committee or persons authorized to do so by the Board of Directors or these bylaws, or (b) by a stockholder present in person (A) who was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.5 and Section 2.6 as to such notice and nomination. For purposes of this Section 2.5, “present in person” shall mean that the stockholder proposing that the business be brought before the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. The foregoing clause (ii) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting or special meeting.

(ii)

(a) Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting, the stockholder must (A) provide Timely Notice (as defined in Section 2.4) thereof in writing and in proper form to the Secretary of the Corporation, (B) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5 and Section 2.6 and (C) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5 and Section 2.6.

(b) Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting, then for a stockholder to make any nomination of a person or persons for election to the Board of Directors at a special meeting, the stockholder must (A) provide timely notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (B) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.5 and Section 2.6 and (C) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the ninetieth (90th) day prior to such special meeting or, if later, the tenth (10th) day following the day on which public disclosure (as defined in Section 2.4) of the date of such special meeting was first made.

(c) In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(d) In no event may a Nominating Person provide Timely Notice with respect to a greater number of director candidates than are subject to election by stockholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (A) the conclusion of the time period for Timely Notice, (B) the date set forth in Section 2.5(ii)(b) or (C) the tenth day following the date of public disclosure (as defined in Section 2.4) of such increase.

(iii) To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary shall set forth:

(a) As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(iii)(a)), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(a);

(b) As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(iii)(b), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(b) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(iii)(b) shall be made with respect to the election of directors at the meeting); and

(c) As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 and Section 2.6 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (A) through (C) are referred to as “Nominee Information”), and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.6(i)

For purposes of this Section 2.5, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant in such solicitation.

(iv) A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.

(v) In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

2.6 Additional Requirements for Valid Nomination of Candidates to Serve as Director and, if Elected, to be Seated as Directors.

(i) To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board of Directors or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board of Directors), to the Secretary at the principal executive offices of the Corporation, (a) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee, and such additional information with respect to such proposed nominee as would be required to be provided by the Corporation pursuant to Schedule 14A if such proposed nominee were a participant in the solicitation of proxies by the Corporation in connection with such annual or special meeting and (b) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed to the Corporation, (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect), (D) if elected as director of the Corporation, intends to serve the entire term until the next meeting at which such candidate would face re-election and (E) consents to being named as a nominee in the Corporation’s proxy statement pursuant to Rule 14a-4(d) under the Exchange Act and any associated proxy card of the Corporation and agrees to serve if elected as a director.

(ii) The Board of Directors may also require any proposed candidate for nomination as a director to furnish such other information as may reasonably be requested by the Board of Directors in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board of Directors to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the corporate governance guidelines adopted by the Corporation.

(iii) A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.6, if necessary, so that the information provided or required to be provided pursuant to this Section 2.6 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(iv) No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with Section 2.5 and this Section 2.6, as applicable. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.5 and this Section 2.6, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.

(v) Notwithstanding anything in these bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.5 and this Section 2.6.

2.7 Notice of Stockholders’ Meetings.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 of these bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.8 Quorum.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.9 of these bylaws until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.9 Adjourned Meeting; Notice.

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.

2.10 Conduct of Business.

The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

2.11 Voting.

Except as may be otherwise provided in the Certificate of Incorporation, these bylaws or the DGCL, each stockholder shall be entitled to one (1) vote for each share of capital stock held by such stockholder.

Except as otherwise provided by the Certificate of Incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.

2.12 Record Date for Stockholder Meetings and Other Purposes.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

2.13 Proxies.

Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission which sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.

2.14 List of Stockholders Entitled to Vote.

The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.14 or to vote in person or by proxy at any meeting of stockholders.

2.15 Inspectors of Election.

Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.

Such inspectors shall:

(i) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;

(ii) count all votes or ballots;

(iii) count and tabulate all votes;

(iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and

(v) certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.

Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.

2.16 Delivery to the Corporation.

Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

Article III—Directors

3.1 Powers.

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

3.2 Number of Directors.

Subject to the Certificate of Incorporation, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3 Election, Qualification and Term of Office of Directors.

Except as provided in Section 3.4 of these bylaws, and subject to the Certificate of Incorporation and the terms of any contractual agreement between the Corporation and one or more of its stockholders, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until such director’s successor is duly elected and qualified or until such director’s earlier death, resignation, disqualification or removal. Directors need not be stockholders. The Certificate of Incorporation or these bylaws may prescribe qualifications for directors.

3.4 Resignation and Vacancies.

Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.3.

Unless otherwise provided in the Certificate of Incorporation or these bylaws, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

3.5 Place of Meetings; Meetings by Telephone.

The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.

3.6 Regular Meetings.

Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.

3.7 Special Meetings; Notice.

Special meetings of the Board for any purpose or purposes may be called at any time by the chairperson of the Board, the Chief Executive Officer, the President, the Secretary or a majority of the total number of directors constituting the Board.

Notice of the time and place of special meetings shall be:

(i) delivered personally by hand, by courier or by telephone;

(ii) sent by United States first-class mail, postage prepaid;

(iii) sent by facsimile or electronic mail; or

(iv) sent by other means of electronic transmission,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least twenty-four (24) hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four (4) days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.

3.8 Quorum.

At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.9 Board Action without a Meeting.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.

3.10 Fees and Compensation of Directors.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

Article IV—Committees

4.1 Committees of Directors.

The Board may designate one (1) or more committees, each committee to consist, of one (1) or more of the directors of the Corporation. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.

4.2 Committee Minutes.

Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

4.3 Meetings and Actions of Committees.

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i) Section 3.5 (place of meetings; meetings by telephone);

(ii) Section 3.6 (regular meetings);

(iii) Section 3.7 (special meetings; notice);

(iv) Section 3.9 (board action without a meeting); and

(v) Section 7.13 (waiver of notice),

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members. However:

(i) the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(ii) special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and

(iii) the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.3, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.

4.4 Subcommittees.

Unless otherwise provided in the Certificate of Incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one (1) or more subcommittees, each subcommittee to consist of one (1) or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

Article V—Officers

5.1 Officers.

The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary. The Corporation may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Financial Officer, a Treasurer, one (1) or more Vice Presidents, one (1) or more Assistant Vice Presidents, one (1) or more Assistant Treasurers, one (1) or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation.

5.2 Appointment of Officers.

The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws.

5.3 Subordinate Officers.

The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

5.4 Removal and Resignation of Officers.

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

5.5 Vacancies in Offices.

Any vacancy occurring in any office of the Corporation shall be filled by the Board or as provided in Section 5.2.

5.6 Representation of Shares of Other Corporations.

The Chairperson of the Board, the Chief Executive Officer, or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7 Authority and Duties of Officers.

All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

5.8 Compensation.

The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.

Article VI—Records

A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the Corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

Article VII—General Matters

7.1 Execution of Corporate Contracts and Instruments.

The Board, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

7.2 Stock Certificates.

The shares of the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and applicable law. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson of the Board, Chief Executive Officer, the President, Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

7.3 Special Designation of Certificates.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

7.4 Lost Certificates.

Except as provided in this Section 7.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

7.5 Shares Without Certificates

The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

7.6 Construction; Definitions.

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

7.7 Dividends.

The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.

The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

7.8 Fiscal Year.

The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

7.9 Seal.

The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

7.10 Transfer of Stock.

Shares of the Corporation shall be transferable in the manner prescribed by law and in these bylaws, other than as contemplated in any contractual agreement or registration rights agreement, in each case, between the Corporation and one or more of its stockholders. Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

7.11 Stock Transfer Agreements.

The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

7.12 Registered Stockholders.

The Corporation:

(i) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and

(ii) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

7.13 Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these bylaws.

Article VIII—Notice

8.1 Delivery of Notice; Notice by Electronic Transmission.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this section without obtaining the consent required by this paragraph.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i)	if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii)	if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iii)	if by any other form of electronic transmission, when directed to the stockholder.

Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two (2) consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice, provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Article IX—Indemnification

9.1 Indemnification of Directors and Officers.

The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any director or officer of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership (a “covered person”), joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such person in connection with any such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 9.4, the Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board.

9.2 Indemnification of Others.

The Corporation shall have the power to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any employee or agent of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.

9.3 Prepayment of Expenses.

The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by any covered person, and may pay the expenses incurred by any employee or agent of the Corporation, in defending any Proceeding in advance of its final disposition; provided, however, that such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article IX or otherwise.

9.4 Determination; Claim.

If a claim for indemnification (following the final disposition of such Proceeding) under this Article IX is not paid in full within sixty (60) days, or a claim for advancement of expenses under this Article IX is not paid in full within thirty (30) days, after a written claim therefor has been received by the Corporation the claimant may thereafter (but not before) file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

9.5 Non-Exclusivity of Rights.

The rights conferred on any person by this Article IX shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

9.6 Insurance.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

9.7 Other Indemnification.

The Corporation’s obligation, if any, to indemnify or advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

9.8 Continuation of Indemnification.

The rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article IX shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.

9.9 Amendment or Repeal; Interpretation.

The provisions of this Article IX shall constitute a contract between the Corporation, on the one hand, and, on the other hand, each individual who serves or has served as a director or officer of the Corporation (whether before or after the adoption of these bylaws), in consideration of such person’s performance of such services, and pursuant to this Article IX the Corporation intends to be legally bound to each such current or former director or officer of the Corporation. With respect to current and former directors and officers of the Corporation, the rights conferred under this Article IX are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of theses bylaws. With respect to any directors or officers of the Corporation who commence service following adoption of these bylaws, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such director or officer commencing service as a director or officer of the Corporation. Any repeal or modification of the foregoing provisions of this Article IX shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or director of the Corporation in effect prior to the time of such repeal or modification.

Any reference to an officer of the Corporation in this Article IX shall be deemed to refer exclusively to the Chief Executive Officer, President, and Secretary, or other officer of the Corporation appointed by (x) the Board pursuant to Article V of these bylaws or (y) an officer to whom the Board has delegated the power to appoint officers pursuant to Article V of these bylaws, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors (or equivalent governing body) of such other entity pursuant to the certificate of incorporation and bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article IX.

Article X—Amendments

The Board is expressly empowered to adopt, amend or repeal the bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the bylaws of the Corporation; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote generally in an election of directors, voting together as a single class.

Article XI—Definitions

As used in these bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

LiveWire Group, Inc.

Certificate of Amendment and Restatement of Bylaws

The undersigned hereby certifies that he is the duly elected, qualified, and acting Secretary of LiveWire Group, Inc., a Delaware corporation (the “Corporation”), and that the foregoing bylaws were approved on ___________, 2022, effective as of ___________, 2022 by the Corporation’s board of directors.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this ___ day of ___, 2022.

[Name]
Secretary

Annex F

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [ ☐ ], 2022, is made and entered into by and among LW EV Holdings, Inc., a Delaware corporation (“HoldCo”), AEA-Bridges Impact Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), the equityholder of LiveWire EV LLC, a Delaware limited liability company (the “Target”), set forth on Schedule I hereto (such equityholder, the “Target Holder”) and certain shareholders of AEA-Bridges Impact Corp., a Cayman Islands exempted company (“SPAC”), set forth on Schedule II hereto (such shareholders, the “SPAC Holders” and, collectively with the Sponsor, the Target Holder and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 6.3 or Section 6.10 of this Agreement, the “Holders” and each, a “Holder”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, HoldCo has entered into a Business Combination Agreement, dated as of December 12, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among HoldCo, SPAC, LW EV Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of HoldCo that was formed for the purposes of consummating the transactions contemplated by the Business Combination Agreement (“Merger Sub”), Harley-Davidson, Inc., a Wisconsin corporation (“HD”), and Target, pursuant to which, among other things, (a) HoldCo will become the sole stockholder of SPAC as a result of SPAC merging with Merger Sub, with SPAC surviving such merger, (b) HD will contribute, or cause to be contributed, Target to HoldCo, (c) HoldCo will contribute Target to SPAC and (d) SPAC will become the sole equityholder and managing member of Target.

(a) Merger Sub, will merge with and into SPAC (the “Merger”), with SPAC continuing as the surviving corporation as a direct, wholly owned subsidiary of HoldCo, (the “Business Combination”) and (b) SPAC will become the sole equityholder and managing member of Target.

WHEREAS, on or about the date hereof, pursuant to the Business Combination Agreement, the Holders received certain of HoldCo’s Common Stock, par value $0.0001 per share (the “HoldCo Shares”);

WHEREAS, prior to the consummation of the Business Combination, the SPAC redomesticated as a Delaware corporation (the “Redomesticated SPAC”), and as a result of such redomestication, immediately prior to the consummation of the Business Combination, the Sponsor and the SPAC Holders owned, in the aggregate, (i) 10,000,000 shares of Class A Common Stock, par value $0.01 per share of the Redomesticated SPAC (the “Sponsor Shares”) and (ii) 10,500,000 warrants to purchase shares of Class A Common Stock of the Redomesticated SPAC (the “Sponsor Warrants”);

WHEREAS, in connection with the Business Combination, the Sponsor Shares were exchanged for a certain number of HoldCo Shares;

WHEREAS, in connection with the Business Combination, the Sponsor Warrants were converted pursuant to the terms of the warrant agreement governing the Sponsor Warrants into the right to purchase HoldCo Shares (the “Company Warrants”), subject to substantially the same contractual terms and conditions governing the Sponsor Warrants;

F-1

WHEREAS, SPAC, the Sponsor, Mr. John Garcia, Mr. John Replogle and Mr. George Serafeim are parties to that certain Registration and Shareholder Rights Agreement, dated as of October 1, 2020 (the “Prior Agreement”);

WHEREAS, in contemplation of the execution and delivery of this Agreement, the parties to the Prior Agreement desire to terminate the Prior Agreement effective as of the date of this Agreement; and

WHEREAS, the parties hereto desire to enter into this Agreement, pursuant to which HoldCo shall grant the Holders certain registration rights with respect to certain securities of HoldCo, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Additional Holder” shall have the meaning given in Section 6.10.

“Additional Holder HoldCo Shares” shall have the meaning given in Section 6.10.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Board, Chief Executive Officer of HoldCo or the principal financial officer of HoldCo, after consultation with counsel to HoldCo, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement or Prospectus were not being filed, declared effective or used, as the case may be and (c) HoldCo has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble hereto.

“Applicable Law” means any statute, law, act, code, ordinance, rule, treaty, directive, regulation or oder, in each case, of any Governmental Authority.

“Block Trade” shall have the meaning given in Section 2.3.1.

“Board” shall mean the Board of Directors of HoldCo.

“Business Combination” shall have the meaning given in the recitals to this Agreement.

“Business Combination Agreement” shall have the meaning given in the recitals to this Agreement.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Milwaukee, Wisconsin or New York, New York are authorized or required by Applicable Law to close.

“Closing” shall have the meaning given in the Business Combination Agreement.

F-2

“Closing Date” shall have the meaning given in the Business Combination Agreement.

“Commission” shall mean the Securities and Exchange Commission.

“Demanding Holder” shall have the meaning given in Section 2.1.4.

“EDGAR” shall have the meaning given in Section 3.1.3.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

“Governmental Authority” shall mean any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal, including any data protection regulators or supervisory authorities, or any arbitral body (public or private).

“HoldCo” shall have the meaning given in the Preamble hereto and includes HoldCo’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“HoldCo Shares” shall have the meaning given in the recitals to this Agreement.

“Holder Information” shall have the meaning given in Section 4.1.2.

“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Joinder” shall have the meaning given in Section 6.10.

“Lock-up” shall have the meaning given in Section 5.1.

“Lock-up Parties” shall mean, as applicable, the Sponsor, the Target Holder, Mr. Garcia, Mr. Replogle and Mr. Serafeim and their respective Permitted Transferees.

“Lock-up Period” shall mean:

(A) with respect to the Target Holder, the period beginning on the Closing Date and ending on the earliest of (i) the date that is seven years after the Closing Date, (ii) when the volume weighted average price of HoldCo Shares is greater than or equal to $18.00 for any 20 trading days within a 30-trading day period commencing at least 18 months after the Closing Date and (iii) when written notice of termination is given by LiveWire (or its permitted assigns or successor), pursuant to Section 13.3 to that certain Contract Manufacturing Agreement, dated as of the date hereof, by and between HD and Target;

(B) with respect to the Sponsor, Mr. Replogle and Mr. Serafeim in respect of Lock-up Shares, the period beginning on the Closing Date and ending on the earliest of (i) 365 days after the Closing Date and (ii) if the volume weighted average price of a HoldCo Share equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period; and

(C) with respect to Mr. Garcia in respect of Lock-up Shares, the period beginning on the Closing Date and ending on the earliest of (i) eighteen months after the Closing Date and (ii) if the volume weighted average price of a HoldCo Share equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period.

F-3

“Lock-up Shares” shall mean HoldCo Shares and any other equity securities convertible into or exercisable or exchangeable for HoldCo Shares (including any Company Warrants) held by the Sponsor, the Target Holder, Mr. Garcia, Mr. Replogle and Mr. Serafeim immediately following the Closing (other than HoldCo Shares and any other equity securities convertible into or exercisable or exchangeable for HoldCo Shares acquired pursuant to open market purchases subsequent to the Closing).

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Merger” shall have the meaning given in the Recitals hereto.

“Merger Sub” shall have the meaning given in the Recitals hereto.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in light of the circumstances under which they were made) not misleading.

“Other Coordinated Offering” shall have the meaning given in Section 2.3.1.

“own” or “ownership” (and derivatives of such terms) shall mean (i) ownership of record and (ii) “beneficial ownership” as defined in Rule 13d-3 or Rule 16a-1(a)(2) promulgated by the Commission under the Exchange Act (but without regard to any requirement for a security or other interest to be registered under Section 12 of the Securities Act of 1933, as amended).

“Permitted Transferees” shall mean (a) with respect to the Sponsor, Target Holder and Mr. Garcia and their respective Permitted Transferees, (i) prior to the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities prior to the expiration of the Lock-up Period pursuant to Section 5.2 and (ii) after the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and HoldCo and any transferee thereafter, and (b) with respect to all other Holders and their respective Permitted Transferees, any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities, including prior to the expiration of any lock-up period applicable to such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and HoldCo and any transferee thereafter.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Prior Agreement” shall have the meaning given in the recitals to this Agreement.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any issued and outstanding HoldCo Shares and any other equity security (including warrants of HoldCo and any other warrants to purchase HoldCo Shares and HoldCo Shares

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issued or issuable upon the exercise or conversion of any other equity security) of HoldCo held by a Holder immediately following the Closing (including any securities distributable pursuant to the Business Combination Agreement), (b) any Additional Holder HoldCo Shares, and (c) any other equity security of HoldCo or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b) or (c) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B) (i) such securities shall have been otherwise transferred (other than to a Permitted Transferee), (ii) new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by HoldCo and (iii) subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale); (E) such securities have been sold without registration pursuant to Section 4(a)(1) of the Securities Act or Rule 145 promulgated under the Securities Act or any successor rules promulgated under the Securities Act and (F) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which HoldCo Shares are then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone, delivery and road show or other marketing expenses;

(D) reasonable fees and disbursements of counsel for HoldCo;

(E) reasonable fees and disbursements of the independent registered public accounting firm of HoldCo incurred specifically in connection with such Registration; and

(F) in an Underwritten Offering or Other Coordinated Offering, reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holders” shall have the meaning given in Section 2.1.5.

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“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Shelf” shall have the meaning given in Section 2.1.1.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“SPAC” shall have the meaning given in the Preamble hereto.

“SPAC Holders” shall have the meaning given in the Preamble hereto.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Sponsor Member” shall mean a member of Sponsor who becomes party to this Agreement as a Permitted Transferee of Sponsor.

“Sponsor Shares” shall have the meaning given in the recitals to this Agreement.

“Sponsor Warrants” shall have the meaning given in the recitals to this Agreement.

“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.

“Target” shall have the meaning given in the Preamble hereto.

“Target Holder” shall have the meaning given in the Preamble hereto.

“Transfer” shall mean directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any interest owned by a Person or any interest (including a beneficial interest or an economic entitlement) in, or the ownership, control or possession of, any interest owned by a Person.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of HoldCo are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

ARTICLE II

REGISTRATIONS AND OFFERINGS

2.1 Shelf Registration.

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2.1.1 Filing. HoldCo shall use commercially reasonable efforts to submit or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) within thirty (30) calendar days after the Closing Date, covering the public resale of all the Registrable Securities (determined as of two (2) business days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the sixtieth (60th) calendar day after the filing date thereof (or the ninetieth (90th) calendar day following the filing date thereof if the Commission notifies HoldCo that it will “review” the Registration Statement) and (b) the fifth (5th) business day after the date HoldCo is notified (orally or in writing whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. HoldCo shall use commercially reasonable efforts to convert the Form S-1 (and any subsequent Registration Statement) to a shelf registration statement on Form S-3 (a “Form S-3 Shelf”, and together with the Form S-1 and any subsequent Registration Statement, the “Shelf”) as promptly as practicable after HoldCo is eligible to use a Form S-3 Shelf. HoldCo shall use commercially reasonable efforts to cause a Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Shelf is continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. HoldCo’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, HoldCo shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) Business Days prior to such filing). If a Subsequent Shelf Registration Statement is filed, HoldCo shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if HoldCo is a well-known seasoned issuer at the time of filing (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that HoldCo is eligible to use such form at the time of filing. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. HoldCo’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.3 Additional Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, HoldCo, upon written request of Sponsor, any SPAC Holder or any Target Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at HoldCo’s option, any then available Shelf (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that HoldCo shall only be required to cause such additional Registrable Securities to be so covered twice per calendar year for each of the Target Holder, Sponsor and the SPAC Holders.

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2.1.4 Requests for Underwritten Shelf Takedowns. Subject to Section 3.4, at any time and from time to time after the expiration of any Lock-up to which a Holder’s shares are subject, if any, and when an effective Shelf is on file with the Commission, the Sponsor and any Target Holder or SPAC Holder may request to sell all or any portion of its Registrable Securities in an Underwritten Offering (any such Holder, a “Demanding Holder” and collectively, the “Demanding Holders”) that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that HoldCo shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $50 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to HoldCo, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Subject to Section 2.3.4, HoldCo shall have the right to select the managing Underwriter or Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the initial Demanding Holder’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Sponsor may demand not more than three (3) Underwritten Shelf Takedowns and the Target Holder’s may demand not more than three (3) Underwritten Shelf Takedowns, as applicable, pursuant to this Section 2.1.4, in any twelve (12) month period. Notwithstanding anything to the contrary in this Agreement, HoldCo may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

2.1.5 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, advises HoldCo, the Demanding Holders and the Holders requesting piggy-back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other HoldCo Shares or other equity securities that HoldCo desires to sell and all other HoldCo Shares or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in such Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then HoldCo shall include in such Underwritten Offering, before including any HoldCo Shares or other equity securities proposed to be sold by Company or by other holders of HoldCo Shares or other equity securities, the Registrable Securities of (i) first, the Demanding Holders that can be sold without exceeding the Maximum Number of Securities (pro rata, as nearly as practicable, based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that all of the Demanding Holders have requested be included in such Underwritten Shelf Takedown) and (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Requesting Holders (if any) (pro rata, as nearly as practicable, based on the respective number of Registrable Securities that each Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that all of the Requesting Holders have requested be included in such Underwritten Shelf Takedown, or in such other proportion as shall mutually be agreed to by all such Demanding Holders and Requesting Holders, that can be) that can be sold without exceeding the Maximum Number of Securities.

2.1.6 Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to HoldCo and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that a Target Holder may elect to have HoldCo continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the

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Underwritten Shelf Takedown by the Target Holder or any of their respective Permitted Transferees. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless either (i) such Demanding Holder has not previously withdrawn any Underwritten Shelf Takedown or (ii) such Demanding Holder reimburses HoldCo for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown); provided that, if a Target Holder elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by such Target Holder for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, HoldCo shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, HoldCo shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. Subject to Section 2.3.3, if at any time after the expiration of any Lock-up to which a Holder’s shares are subject, if any, HoldCo or any Holder proposes to conduct a registered offering of, or HoldCo proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of HoldCo (or by HoldCo and by the stockholders of HoldCo including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) for an offering in connection with a merger, consolidation or other acquisition, an exchange offer or offering of securities solely to HoldCo’s existing shareholders, (iii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iv) for an offering of debt that is convertible into or exchangeable for equity securities of HoldCo, (v) for a dividend reinvestment plan, (vi) for a rights offering (including any rights offering with a backstop or standby commitment), (vii) a Block Trade or (viii) an Other Coordinated Offering, then HoldCo shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). The rights provided under this Section 2.2.1 shall not be available to any Holder at such time as there is an effective Shelf available for the resale of the Registrable Securities pursuant to Section 2.1. Subject to Section 2.2.2, HoldCo shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of HoldCo included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.

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2.2.2 Reduction of Piggyback Registration. Subject to Section 2.2.3, if the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises HoldCo and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of HoldCo Shares or other equity securities that HoldCo desires to sell, taken together with (i) HoldCo Shares or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) HoldCo Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:

(a) if the Registration or registered offering is undertaken for HoldCo’s account, HoldCo shall include in any such Registration or registered offering (A) first, HoldCo Shares or other equity securities that HoldCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata (as nearly as practicable), based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering or in such other proportions as shall mutually be agreed to by all such selling Holders, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), HoldCo Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

(b) if the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then HoldCo shall include in any such Registration or registered offering (A) first, HoldCo Shares or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata (as nearly as practicable), based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering or in such other proportions as shall mutually be agreed to by all such selling Holders, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), HoldCo Shares or other equity securities that HoldCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), HoldCo Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

(c) if the Registration or registered offering and Underwritten Shelf Takedown is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then HoldCo shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be

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governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to HoldCo and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. HoldCo (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), HoldCo shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.

2.3 Block Trades; Other Coordinated Offerings.

2.3.1 Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder wishes to engage in (a) an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) not involving a “roadshow” or other marketing efforts involving HoldCo prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction, but excluding a variable price reoffer (a “Block Trade”), or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, with a total offering price reasonably expected to exceed the Minimum Takedown Threshold and notifies HoldCo at least five (5) Business Days prior to the day such offering is to commence, then HoldCo shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with HoldCo and any Underwriters, brokers, sales agents or placement agents prior to making any such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.3.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to HoldCo, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, HoldCo shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.3.2.

2.3.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

2.3.4 The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.3.5 A Demanding Holder in the aggregate may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.3 in any twelve (12) month period. For the avoidance of doubt,

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any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.3 shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to Section 2.1.4 hereof.

ARTICLE III

COMPANY PROCEDURES

3.1 General Procedures. In connection with any Shelf and/or Shelf Takedown, HoldCo shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto HoldCo shall:

3.1.1 prepare and file with the Commission, as soon as reasonably practicable, a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by HoldCo or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided that HoldCo shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”);

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other Governmental Authorities as may be necessary by virtue of the business and operations of HoldCo and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that HoldCo shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

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3.1.5 cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by HoldCo are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least three (3) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause HoldCo’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to HoldCo, prior to the release or disclosure of any such information;

3.1.11 may permit a representative of the Holders (such representative to be selected by a majority of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriters to participate, at each such Person’s own expense, in the preparation of the Registration Statement; provided, however, that HoldCo may not include the name of any Holder or Underwriter or any information regarding any Holder or Underwriter in any Registration Statement or Prospectus, any amendment or supplement to such Registration Statement or Prospectus, any document that is to be incorporated by reference into such Registration Statement or Prospectus, or any response to any comment letter, without the prior written consent of such Holder or Underwriter;

3.1.12 obtain a “cold comfort” letter from HoldCo’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by HoldCo’s independent registered public accountants and HoldCo’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

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3.1.13 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration obtain an opinion, dated such date, of counsel representing HoldCo for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

3.1.14 in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting agreement or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or Underwriters or the broker, placement agent or sales agent of such offering or sale;

3.1.15 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of HoldCo’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);

3.1.16 with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of HoldCo to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.17 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, HoldCo shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter, broker, sales agent or placement agent, as applicable.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by HoldCo. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders; provided, however, that if, at the time of a withdrawal pursuant to Section 2.1.6, the withdrawing Demanding Holders shall have learned of a material adverse effect in the condition or business of the Company and its subsidiaries (taken as a whole), and such material adverse effect was not known or should have been known (including if reasonably available upon request from the Company or otherwise) to the withdrawing Demanding Holders at the time of their request pursuant to Section 2.1.3 and such Demanding Holders have withdrawn the request with reasonable promptness after learning of such information, then the withdrawing Demanding Holders shall not be required to pay any of such expenses.

3.3 Requirements for Participation in Registration Statement in Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide HoldCo with its requested Holder Information, HoldCo may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if HoldCo determines, based on the advice of counsel, that it is necessary or advisable to include such information in the applicable Registration Statement or Prospectus and such Holder continues thereafter to withhold such information. In addition, no person or entity may participate in any Underwritten Offering or other offering for equity securities of HoldCo pursuant to a Registration initiated by HoldCo hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting,

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sales, distribution or placement arrangements approved by HoldCo and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1 Upon receipt of written notice from HoldCo that: (a) a Registration Statement or Prospectus contains a Misstatement; (b) any request by the Commission for any amendment or supplement to any Registration Statement or Prospectus or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement or Prospectus, such Registration Statement or Prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; or (c) upon any suspension by HoldCo, pursuant to a written insider trading compliance program adopted by the Board, of the ability of all “insiders” covered by such program to transact in HoldCo’s securities because of the existence of material non-public information, each of the Holders shall forthwith discontinue disposition of Registrable Securities pursuant to such Registration Statement covering such Registrable Securities until (x) in the case of (a) or (b), it has received copies of a supplemented or amended Prospectus (it being understood that HoldCo hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by HoldCo that the use of the Prospectus may be resumed, or (y) in the case of (c), until the restriction on the ability of “insiders” to transact in HoldCo’s securities is removed, and, if so directed by HoldCo, each such Holder will deliver to HoldCo all copies, other than permanent file copies then in such Holder’s possession, of the most recent Prospectus covering such Registrable Securities at the time of receipt of such notice.

3.4.2 Subject to Section 3.4.4, if the submission, filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require HoldCo to make an Adverse Disclosure, (b) require HoldCo to update the financial statements included in the Registration Statement in order to comply with Regulation S-X age of financial statement requirements, (c) require the inclusion in such Registration Statement of financial statements that are unavailable to HoldCo for reasons beyond HoldCo’s control, or (d) in the good faith judgment of the majority of the Board such Registration, be seriously detrimental to HoldCo and the majority of the Board concludes as a result that it is in HoldCo’s best interest to defer such submission, filing, initial effectiveness or continued use at such time, HoldCo may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the submission, filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by HoldCo to be necessary for such purpose notwithstanding the requirements of any other provision contained herein, including, without limitation, Section 2.1 purpose. In the event HoldCo exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from HoldCo that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents. HoldCo shall notify the Holders as soon as reasonable practicable after the expiration of any period during which it exercised its rights under this Section 3.4.2.

3.4.3 Subject to Section 3.4.4, (a) during the period starting with the date sixty (60) days prior to HoldCo’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a HoldCo-initiated Registration and provided that HoldCo continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and HoldCo and such Holders are unable to obtain the commitment of underwriters to firmly underwrite such

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offering, HoldCo may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.3.

3.4.4 The right to delay or suspend any submission, filing, initial effectiveness or continued use of a Registration Statement pursuant to clause (a) or (d) of Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by HoldCo, in the aggregate, for not more than ninety (90) consecutive calendar days or more than one hundred and twenty (120) total calendar days in each case, during any twelve (12)-month period.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, HoldCo, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by HoldCo after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. HoldCo further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of HoldCo Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, HoldCo shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification and Contribution.

4.1.1 Indemnification by HoldCo. HoldCo agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to HoldCo by such Holder expressly for use therein. HoldCo shall indemnify the Underwriters, their officers and directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 Indemnification by Holders of Registrable Securities. In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to HoldCo in writing such information and affidavits as HoldCo reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify HoldCo, its directors, officers and agents and each person or entity who controls HoldCo (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not

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misleading, but only to the extent that such untrue statement or omission is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement, except in the case of fraud or willful misconduct by such Holder. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of HoldCo.

4.1.3 Conduct of Indemnification Proceedings. Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment (acting in good faith) a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party (acting in good faith) a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 Survival. The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. HoldCo and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event HoldCo’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 Contribution. If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the

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limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.

ARTICLE V

LOCK-UP

5.1 Lock-Up. Subject to Section 5.2 and Section 5.3, each Lock-up Party agrees that it shall not Transfer any Lock-up Shares prior to the end of, in respect of such Lock-up Party, the applicable Lock-up Period (the “Lock-up”).

5.2 Permitted Transferees. Notwithstanding the provisions set forth in Section 5.1, each Lock-up Party may Transfer the Lock-up Shares during the Lock-up Period (a) to (i) HoldCo’s officers or directors, (ii) any affiliates or family members of HoldCo’s officers or directors, (iii) if the undersigned is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (1) transfers to another corporation, partnership, limited liability company, trust, syndicate, association or other business entity that controls, is controlled by or is under common control or management with the undersigned, and (2) distributions of HoldCo Shares to its partners, limited liability company members, equity holders or shareholders of the undersigned, or (iv) any other Lock-up Party or any direct partners, members or equity holders of such other Lock-up Party, any affiliates of such other Lock-up Party or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates, (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person or entity, or to a charitable organization, (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual, (d) in the case of an individual, pursuant to a qualified domestic relations order, (e) in the case of a trust, by distribution to one or more of the permissible beneficiaries of such trust, (f) to the partners, members or equity holders of such Lock-up Party by virtue of the Lock-up Party’s organizational documents, as amended, upon dissolution of the Lock-up Party, (g) bona fide pledges of HoldCo Shares as security or collateral in connection with any bona fide borrowing or incurrence of any indebtedness by any Holder or any member of its group; provided, that any Holder who is subject to any pre-clearance and trading policies of HoldCo must also comply with any additional restrictions on the pledging of HoldCo Shares imposed on such Holder by HoldCo’s policies, (h) to HoldCo, or (i) in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the Board or a duly authorized committee thereof or other similar transaction which results in all of HoldCo’s stockholders having the right to exchange their HoldCo Shares for cash, securities or other property subsequent to the Closing Date. The parties acknowledge and agree that any Permitted Transferee of a Lock-up Party shall be subject to the transfer restrictions set forth in this ARTICLE V with respect to the Lock-Up Shares upon and after acquiring such Lock-Up Shares.

ARTICLE VI

MISCELLANEOUS

6.1 Other Registration Rights. The parties hereto that were parties to the Prior Agreement hereby terminate the Prior Agreement, which shall be of no further force and effect and is hereby superseded and replaced in its entirety by this Agreement.

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6.2 Notices. Any notice or communication under this Agreement must be in writing and given by (i) recorded mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, or electronic mail. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery or electronic mail, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, as follows:

if to HoldCo, to:

c/o LiveWire

3700 West Juneau Avenue

Milwaukee, WI 53208

Attention:              Paul Krause

Email:                    paul.krause@harley-davidson.com;

                               H-DGeneralCounsel@harley-davidson.com

with a copy to (which shall not constitute notice):

Latham & Watkins, LLP

Latham & Watkins LLP

811 Main St.

Houston, TX 77002

Attention:            Ryan J. Maierson

                             Jason Morelli

Email:                 ryan.maierson@lw.com

                             jason.morelli@lw.com

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

United States of America

Attention:           Joshua Kogan, P.C.

                             Christian Nagler

Email:                 Joshua.kogan@kirkland.com

                             Christian.nagler@kirkland.com

Kirkland & Ellis LLP

1601 Elm Street, Suite 2700

Dallas, TX 75201

United States of America

Attention:          Melissa D. Kalka

Email:               melissa.kalka@kirkland.com

and, if to any Holder, at such Holder’s address or electronic mail address as set forth in HoldCo’s books and records.

Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 6.2.

6.3 Assignment; No Third Party Beneficiaries.

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6.3.1 This Agreement and the rights, duties and obligations of HoldCo hereunder may not be assigned or delegated by HoldCo in whole or in part.

6.3.2 Subject to Section 6.3.4 and Section 6.3.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees to which it transfers Registrable Securities; provided that with respect to the Sponsor and SPAC Holders, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that the Sponsor shall be permitted to transfer its rights hereunder to one or more affiliates or any direct or indirect partners, members or equity holders of the Sponsor (including Sponsor Members), which, for the avoidance of doubt, shall include a transfer of its rights in connection with a distribution of any Registrable Securities held by Sponsor to Sponsor Members (it being understood that no such transfer shall reduce or multiply any rights of the Sponsor or such transferees).

6.3.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and the permitted assigns and transferees of the Holders, which shall include Permitted Transferees.

6.3.4 This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and Section 6.3.

6.3.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate HoldCo unless and until HoldCo shall have received (i) written notice of such assignment as provided in Section 6.2 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to HoldCo, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement, including the joinder in the form of Exhibit A attached hereto). Any transfer or assignment of this Agreement or any rights, duties or obligations hereunder made other than as provided in this Section 6.3 shall be null and void.

6.4 Counterparts. This Agreement may be executed in multiple counterparts (including PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

6.5 Governing Law; Venue. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. To the fullest extent permitted by Applicable Law, any claim or cause pf action based upon, arising out of or related to this Agreement must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties hereto irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or claim or cause of action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or convenience of forum, (iii) agrees that all claims in respect of such cause of action shall be heard and determined only in any such court and (iv) agrees not to bring any proceeding, claim or cause of action arising out of or relating to this Agreement in any other court

6.6 Trial by Jury. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR

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RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

6.7 Amendments and Modifications. Upon the written consent of (a) HoldCo and (b) the Holders of at least a majority in interest of the total Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of HoldCo, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or HoldCo and any other party hereto or any failure or delay on the part of a Holder or HoldCo in exercising any rights or remedies under this Agreement shall operate or be construed as a waiver of any rights or remedies of any Holder or HoldCo. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

6.8 Term. This Agreement shall terminate on the earlier of (a) the tenth anniversary of the date of this Agreement or (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)). The provisions of Section 3.5 and Article IV shall survive any termination.

6.9 Holder Information. Each Holder agrees, if requested in writing, to represent to HoldCo the total number of Registrable Securities held by such Holder in order for HoldCo to make determinations hereunder.

6.10 Additional Holders; Joinder. In addition to persons or entities who may become Holders pursuant to Section 6.3 hereof, subject to the prior written consent of each Holder (so long as such Holder and its affiliates hold, in the aggregate, Registrable Securities representing at least five percent (5%) of the outstanding HoldCo Shares), HoldCo may make any person or entity who acquires HoldCo Shares or rights to acquire HoldCo Shares after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, HoldCo Shares then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder HoldCo Shares”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder HoldCo Shares.

6.11 Interpretation. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein”, “hereto”, “hereof” and words of similar import refer to this Agreement as a whole, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) the word “or” is disjunctive but not necessarily exclusive; (f) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (g) the word “day” means calendar day unless Business Day is expressly specified; (h) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (i) all references to Articles or Sections are to Articles and Sections of this Agreement unless otherwise specified; (j) all references to any Applicable Law will be to such

F-21

Applicable Law as amended, supplemented or otherwise modified or re-enacted from time to time; (k) all references to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof; and (l) reference to any person includes such person’s successors and permitted assigns to the extent such successors and assigns are permitted by the terms of this Agreement, and reference to a person in a particular capacity excludes such person in any other capacity or individually. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

6.12 Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

6.13 Equitable Remedies. Each party acknowledges that the other parties would be irreparably damaged in the event of a breach by such party of any of its obligations under this Agreement and hereby agrees that in the event of a breach by such party of any such obligations, each of the other parties shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to an injunction from a court of competent jurisdiction (without any requirement to post bond but without limiting Section 6.5) granting such parties specific performance by such party of its obligations under this Agreement.

6.14 Entire Agreement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

6.15 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by email, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

6.16 Adjustments. If, and as often as, there are any changes in the Registrable Securities by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or sale, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Registrable Securities as so changed.

[SIGNATURE PAGES FOLLOW]

F-22

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

LW EV HOLDINGS, INC.

By:
Name:
Title:

AEA-BRIDGES IMPACT SPONSOR LLC

By:
Name:	John Garcia
Title:	Co-Chief Executive Officer

TARGET HOLDER:

ELECTRICSOUL, LLC

By:
Name:
Title:

SPAC HOLDERS:

JOHN GARCIA

JOHN REPLOGLE

GEORGE SERAFEIM

[Signature Page to Registration Rights Agreement]

F-23

Schedule 1

Target Holder

1.	ElectricSoul, LLC, a Delaware limited liability company

F-24

Schedule 2

SPAC Holders

1.	John Garcia

2.	John Replogle

3.	George Serafeim

F-25

Exhibit A

REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Registration Rights Agreement, dated as of [ ☐ ] , 2022 (as the same may hereafter be amended, the “Registration Rights Agreement”), among LW EV Holdings, Inc., a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to HoldCo, and upon acceptance hereof by HoldCo upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s HoldCo Shares shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein.

Accordingly, the undersigned has executed and delivered this Joinder as of the [ ☐ ] day of [ ☐ ], 20[ ☐ ].

Signature of Stockholder

Print Name of Stockholder
Its:

Address:

Agreed and Accepted as of
[ ☐ ], 20[ ☐ ]

LW EV Holdings, Inc.

By:
Name:
Title:

F-26

Annex G

LIVEWIRE GROUP, INC.

2022 INCENTIVE AWARD PLAN

ARTICLE I.

PURPOSE

The Plan’s purpose is to enhance the Company’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Capitalized terms used in the Plan are defined in Article XI.

ARTICLE II.

ELIGIBILITY

Service Providers are eligible to be granted Awards under the Plan, subject to the limitations described herein.

ARTICLE III.

ADMINISTRATION AND DELEGATION

3.1 Administration. The Plan is administered by the Administrator. The Administrator has authority to determine which Service Providers receive Awards, grant Awards and set Award terms and conditions, subject to the conditions and limitations in the Plan. The Administrator also has the authority to take all actions and make all determinations under the Plan, to interpret the Plan and Award Agreements and to adopt, amend and repeal Plan administrative rules, guidelines and practices as it deems advisable. The Administrator may correct defects and ambiguities, supply omissions and reconcile inconsistencies in the Plan or any Award Agreement as it deems necessary or appropriate to administer the Plan and any Awards. The Administrator’s determinations under the Plan are in its sole discretion and will be final and binding on all persons having or claiming any interest in the Plan or any Award.

3.2 Appointment of Committees. To the extent Applicable Laws permit, the Board or the Administrator may delegate any or all of its powers under the Plan to one or more Committees or committees of officers of the Company or any of its Subsidiaries. The Board or the Administrator, as applicable, may rescind any such delegation, abolish any such Committee or committee and/or re-vest in itself any previously delegated authority at any time.

ARTICLE IV.

STOCK AVAILABLE FOR AWARDS

4.1 Number of Shares. Subject to adjustment under Article VIII and the terms of this Article IV, the maximum number of Shares that may be issued pursuant to Awards under the Plan shall be equal to the Overall Share Limit. Shares issued under the Plan may consist of authorized but unissued Shares, Shares purchased on the open market or treasury Shares.

4.2 Share Recycling. If all or any part of an Award expires, lapses or is terminated, exchanged for or settled in cash, surrendered, repurchased, canceled without having been fully exercised/settled or forfeited, in any case, in a manner that results in the Company acquiring Shares covered by the Award at a price not greater than the price (as adjusted to reflect any Equity Restructuring) paid by the Participant for such Shares or not issuing any Shares covered by the Award, the unused Shares covered by the Award will, as applicable, become or again be available for Award grants under the Plan. In addition, Shares delivered (either by actual delivery or attestation) to the Company by a Participant to satisfy the applicable exercise or purchase price of an Award and/or to satisfy any applicable tax withholding obligation with respect to an Award (including Shares retained by the Company from the Award being exercised or purchased and/or creating the tax obligation) will, as applicable, become or again be available for Award grants under the Plan. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not count against the Overall Share Limit. Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the Shares authorized for grant under Section 4.1 and shall not be available for future grants of Awards: (a) Shares subject to a Stock Appreciation Right that are not issued in connection with the stock settlement of the Stock Appreciation Right on exercise thereof; and (b) Shares purchased on the open market with the cash proceeds from the exercise of Options.

4.3 Incentive Stock Option Limitations. Notwithstanding anything to the contrary herein, no more than [●]1 Shares may be issued pursuant to the exercise of Incentive Stock Options.

4.4 Substitute Awards. In connection with an entity’s merger or consolidation with the Company or any Subsidiary or the Company’s or any Subsidiary’s acquisition of an entity’s property, equity or stock, the Administrator may grant Awards in substitution for any options or other equity or equity-based awards granted before such merger or consolidation by such entity or its affiliate. Substitute Awards may be granted on such terms as the Administrator deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards will not count against the Overall Share Limit (nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided above), except that Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under the Plan. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares or equity interests available under a pre-existing plan approved by equity holders and not adopted in contemplation of such acquisition or combination, the shares or equity interests available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock or common equity interests of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided above); provided that Awards using such available shares or equity interests shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to (a) individuals who were employees, consultants, managers or directors of such entity acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines immediately prior to such acquisition or combination and (b) individuals who first become Service Providers following such acquisition or combination.

4.5 Non-Employee Director Compensation. Notwithstanding any provision to the contrary in the Plan, the Administrator may establish compensation for non-employee Directors from time to time, subject to the limitations in the Plan. The Administrator will from time to time determine the terms, conditions and amounts of all such non-employee Director compensation in its discretion and pursuant to the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time; provided that, the sum of any cash compensation, or other compensation, and the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification

[1]	Note to Draft: ISOs limit will be set at 175% of the Overall Share Limit.

Topic 718, or any successor thereto) of Awards granted to a non-employee Director as compensation for services as a non-employee Director during any fiscal year of the Company may not exceed $750,000.

ARTICLE V.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

5.1 General. The Administrator may grant Options or Stock Appreciation Rights to Service Providers subject to the limitations in the Plan, including any limitations in the Plan that apply to Incentive Stock Options. The Administrator will determine the number of Shares covered by each Option and Stock Appreciation Right, the exercise price of each Option and Stock Appreciation Right and the conditions and limitations applicable to the exercise of each Option and Stock Appreciation Right. A Stock Appreciation Right will entitle the Participant (or other person entitled to exercise the Stock Appreciation Right) to receive from the Company upon exercise of the exercisable portion of the Stock Appreciation Right an amount determined by multiplying the excess, if any, of the Fair Market Value of one Share on the date of exercise over the exercise price per Share of the Stock Appreciation Right by the number of Shares with respect to which the Stock Appreciation Right is exercised, subject to any limitations of the Plan or that the Administrator may impose, and which amount shall be payable in cash, Shares valued at Fair Market Value or a combination of the two as the Administrator may determine or provide in the applicable Award Agreement.

5.2 Exercise Price. The Administrator will establish each Option’s and Stock Appreciation Right’s exercise price and specify the exercise price in the Award Agreement. The exercise price will not be less than 100% of the Fair Market Value on the grant date of the Option (subject to Section 5.6) or Stock Appreciation Right. Notwithstanding the foregoing, in the case of an Option or a Stock Appreciation Right that is a Substitute Award, the exercise price per share of the Shares subject to such Option or Stock Appreciation Right, as applicable, may be less than the Fair Market Value per share on the date of grant; provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Sections 424 and 409A of the Code.

5.3 Duration. Each Option or Stock Appreciation Right will be exercisable at such times and as specified in the Award Agreement, provided that, subject to Section 5.6, the term of an Option or Stock Appreciation Right will not exceed ten years. Notwithstanding the foregoing and unless determined otherwise by the Company, in the event that on the last business day of the term of an Option or Stock Appreciation Right (other than an Incentive Stock Option) (a) the exercise of the Option or Stock Appreciation Right is prohibited by Applicable Law, as determined by the Company, or (b) Shares may not be purchased or sold by the applicable Participant due to any Company insider trading policy (including blackout periods) or a “lock-up” agreement undertaken in connection with an issuance of securities by the Company, then the term of the Option or Stock Appreciation Right shall be automatically extended, except to the extent such extension would violate Section 409A (to the extent Section 409A applies to such Option or Stock Appreciation Right), until the date that is 30 days after the end of the legal prohibition, black-out period or lock-up agreement, as determined by the Company; provided, however, that in no event shall the extension last beyond the ten year term (or any shorter term, if applicable) of the applicable Option or Stock Appreciation Right. Notwithstanding the foregoing, to the extent permitted under Applicable Laws, if the Participant, prior to the end of the term of an Option or Stock Appreciation Right, violates the non-competition, non-solicitation, confidentiality or other similar restrictive covenant provisions of any employment contract, confidentiality and nondisclosure agreement or other agreement between the Participant and the Company or any of its Subsidiaries, the right of the Participant and the Participant’s transferees to exercise any Option or Stock Appreciation Right issued to the Participant shall terminate immediately upon such violation, unless the Company otherwise determines.

5.4 Exercise. Options and Stock Appreciation Rights may be exercised by delivering to the Company (or its Agent) a written notice of exercise, in a form approved by the Administrator (which may be electronic and provided through the online platform maintained by an Agent), signed or submitted by the person authorized to exercise the Option or Stock Appreciation Right, together with payment in full of the required amount(s), in each case, as applicable, (a) as specified in Section 5.5 for the number of Shares for which the Award is exercised and (b) as specified in Section 9.5 for any applicable taxes. Unless the Administrator otherwise determines, an Option or Stock Appreciation Right may not be exercised for a fraction of a Share.

5.5 Payment Upon Exercise. Subject to Section 10.8, any Company insider trading policy (including blackout periods) and Applicable Laws, the exercise price of an Option must be paid by online payment through the Agent’s electronic platform or by wire transfer of immediately available funds to the Agent (or, in each case, if the Company has no Agent accepting payment, by wire transfer of immediately available funds to the Company) or, solely with the consent of the Administrator (in its discretion), by:2

(a) cash, wire transfer of immediately available funds or check payable to the order of the Company, provided that the Administrator may limit the use of one of the foregoing payment forms if one or more of the payment forms below is permitted;

(b) if there is a public market for Shares at the time of exercise, unless the Administrator otherwise determines, (i) delivery (including electronically or telephonically to the extent permitted by the Administrator) of an irrevocable and unconditional undertaking by a broker acceptable to the Administrator to deliver promptly to the Company sufficient funds to pay the exercise price, or (ii) the Participant’s delivery to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Administrator to deliver promptly to the Company cash or a check sufficient to pay the exercise price; provided that such amount is paid to the Company at such time as may be required by the Administrator;

(c) delivery (either by actual delivery or attestation) of Shares owned by the Participant valued at their Fair Market Value;

(d) surrendering Shares then issuable upon the Option’s exercise valued at their Fair Market Value on the exercise date; or

(e) any combination of the above payment forms approved by the Administrator.

5.6 Additional Terms of Incentive Stock Options. The Administrator may grant Incentive Stock Options only to employees of the Company, any of its present or future parent or subsidiary corporations, as defined in Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. If an Incentive Stock Option is granted to a Greater Than 10% Stockholder, the exercise price will not be less than 110% of the Fair Market Value on the Option’s grant date, and the term of the Option will not exceed five years. All Incentive Stock Options will be subject to and construed consistently with Section 422 of the Code. By accepting an Incentive Stock Option, the Participant agrees to give prompt notice to the Company of dispositions or other transfers (other than in connection with a Change in Control) of Shares acquired under the Option made within (a) two years from the grant date of the Option or (b) one year after the transfer of such Shares to the Participant, specifying the date of the disposition or other transfer and the amount the Participant realized, in cash, other property, assumption of indebtedness or other consideration, in such disposition or other transfer. Neither the Company nor the Administrator will be liable to a Participant, or any other party, if an Incentive Stock Option fails or ceases to qualify as an “incentive stock option” under Section 422 of the Code. Any Incentive Stock Option or portion thereof that fails to qualify as an “incentive stock option” under Section 422 of the Code for any reason, including becoming exercisable with respect to Shares having a fair market value exceeding the $100,000 limitation under Treasury Regulation Section 1.422-4, will be a Non-Qualified Stock Option.

[2]	Note to Draft: Subject to update based on discussions with the Company’s third-party stock administrator.

ARTICLE VI.

RESTRICTED STOCK; RESTRICTED STOCK UNITS

6.1 General. The Administrator may grant Restricted Stock, or the right to purchase Restricted Stock, to any Service Provider, subject to the Company’s right to repurchase all or part of such Shares at their issue price or other stated or formula price from the Participant (or to require forfeiture of such Shares) if conditions the Administrator specifies in the Award Agreement are not satisfied before the end of the applicable restriction period or periods that the Administrator establishes for such Award. In addition, the Administrator may grant Restricted Stock Units to any Service Provider, which may be subject to vesting and forfeiture conditions during the applicable restriction period or periods, as set forth in an Award Agreement. The Administrator will determine and set forth in the Award Agreement the terms and conditions for each Restricted Stock and Restricted Stock Unit Award, subject to the conditions and limitations contained in the Plan.

6.2 Restricted Stock.

(a) Dividends. Participants holding Shares of Restricted Stock will be entitled to all ordinary cash dividends paid with respect to such Shares, unless the Administrator provides otherwise in the Award Agreement. In addition, unless the Administrator provides otherwise, if any dividends or distributions are paid in Shares, or consist of a dividend or distribution to holders of Common Stock of property other than an ordinary cash dividend, the Shares or other property will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid. Notwithstanding anything to the contrary herein, with respect to any award of Restricted Stock, dividends which are paid to holders of Common Stock prior to vesting shall only be paid out to the Participant holding such Restricted Stock to the extent that the vesting conditions are subsequently satisfied. All such dividend payments will be made no later than March 15 of the calendar year following the calendar year in which the right to the dividend payment becomes nonforfeitable.

(b) Stock Certificates. The Company may require that the Participant deposit in escrow with the Company (or its designee) any stock certificates issued in respect of Shares of Restricted Stock, together with a stock power endorsed in blank.

6.3 Restricted Stock Units.

(a) Settlement. The Administrator may provide that settlement of Restricted Stock Units will occur upon or as soon as reasonably practicable after the Restricted Stock Units vest or will instead be deferred, on a mandatory basis or at the Participant’s election, in a manner intended to comply with Section 409A.

(b) Stockholder Rights. A Participant will have no rights of a stockholder with respect to Shares subject to any Restricted Stock Unit unless and until the Shares are delivered in settlement of the Restricted Stock Unit.

(c) Dividend Equivalents. Any Dividend Equivalents with respect to Restricted Stock Units will be subject to the terms, conditions and limitations set forth in Section 7.2.

ARTICLE VII.

OTHER STOCK OR CASH BASED AWARDS; DIVIDEND EQUIVALENTS

7.1 Other Stock or Cash Based Awards. Other Stock or Cash Based Awards may be granted to Participants, including Awards entitling Participants to receive Shares to be delivered in the future and including annual or other periodic or long-term cash bonus awards (whether based on specified Performance Criteria or otherwise), in each case subject to any conditions and limitations in the Plan. Such Other Stock or Cash Based Awards will also be available as a payment form in the settlement of other Awards, as standalone payments and as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock or Cash Based Awards may be paid in Shares, cash or other property, or any combination of the foregoing, as the Administrator determines. Subject to the provisions of the Plan, the Administrator will determine the terms and conditions of each Other Stock or Cash Based Award, including any purchase price, performance goal(s) (which may be based on the Performance Criteria), transfer restrictions, and vesting conditions, which will be set forth in the applicable Award Agreement. In addition, the Company may adopt subplans or programs under the Plan pursuant to which it makes Awards available in a manner consistent with the terms and conditions of the Plan.

7.2 Dividend Equivalents. A grant of Restricted Stock Units or Other Stock or Cash Based Award may provide a Participant with the right to receive Dividend Equivalents, and no dividends or Dividend Equivalents shall be payable with respect to Options or Stock Appreciation Rights. Dividend Equivalents may be paid currently or credited to an account for the Participant, settled in cash or Shares and subject to the same restrictions on transferability and forfeitability as the Award with respect to which the Dividend Equivalents are paid and subject to other terms and conditions as set forth in the Award Agreement. Notwithstanding anything to the contrary herein, Dividend Equivalents with respect to an Award shall only be paid out to the Participant to the extent that the vesting conditions applicable to the underlying Award are satisfied. All such Dividend Equivalent payments will be made no later than March 15 of the calendar year following calendar year in which the right to the Dividend Equivalent payment becomes nonforfeitable in accordance with the foregoing, unless otherwise determined by the Administrator.

ARTICLE VIII.

ADJUSTMENTS FOR CHANGES IN COMMON STOCK

AND CERTAIN OTHER EVENTS

8.1 Equity Restructuring. In connection with any Equity Restructuring, notwithstanding anything to the contrary in this Article VIII, the Administrator will equitably adjust each outstanding Award as it deems appropriate to reflect the Equity Restructuring, which may include adjusting the number and type of securities subject to each outstanding Award and/or the Award’s exercise price or grant price (if applicable), granting new Awards to Participants, and/or making a cash payment to Participants. The adjustments provided under this Section 8.1 will be nondiscretionary and final and binding on the affected Participant and the Company; provided that the Administrator will determine whether an adjustment is equitable.

8.2 Corporate Transactions. In the event of any dividend (other than ordinary cash dividends) or other distribution (whether in the form of cash, Common Stock, other securities, or other property), reorganization, merger, consolidation, combination, amalgamation, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Common Stock or other securities of the Company, Change in Control, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, other similar corporate transaction or event, other unusual or nonrecurring transaction or event affecting the Company or its financial statements or any change in any Applicable Laws or accounting principles, the Administrator, on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event (except that action to give effect to a change in Applicable Law or accounting principles may be made within a reasonable period of time after such change), is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to (x) prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any Award granted or issued under the Plan, (y) to facilitate such transaction or event or (z) give effect to such changes in Applicable Laws or accounting principles:

(a) To provide for the cancellation of any such Award in exchange for either an amount of cash or other property with a value equal to the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights under the vested portion of such Award, as applicable; provided that, if the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights, in any case, is equal to or less than zero, then the Award may be terminated without payment;

(b) To provide that such Award shall vest and, to the extent applicable, be exercisable as to all Shares covered thereby, notwithstanding anything to the contrary in the Plan or the provisions of such Award;

(c) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and/or applicable exercise or purchase price, in all cases, as determined by the Administrator;

(d) To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding Awards and/or with respect to which Awards may be granted under the Plan (including, but not limited to, adjustments of the limitations in Article IV on the maximum number and kind of shares which may be issued) and/or in the terms and conditions of (including the grant or exercise price or applicable performance goals), and the criteria included in, outstanding Awards;

(e) To replace such Award with other rights or property selected by the Administrator; and/or

(f) To provide that the Award will terminate and cannot vest, be exercised or become payable after the applicable event.

8.3 Effect of Non-Assumption in a Change in Control. Notwithstanding the provisions of Section 8.2, if a Change in Control occurs and a Participant’s Award is not continued, converted, assumed, or replaced with an award (which may include, without limitation, a cash-based award) with substantially the same value and vesting terms that are no less favorable than those applicable to the underlying award, in each case, as of immediately prior to the Change in Control by (a) the Company, or (b) a successor entity or its parent or subsidiary (an “Assumption”), and provided that the Participant has not had a Termination of Service, then, immediately prior to the Change in Control, such Award shall become fully vested (or with respect to an Award that, as of the date of such Change in Control, remains subject to vesting based on the attainment of Performance Criteria, shall become vested at the greater of (i) target achievement of the Performance Criteria and (ii) actual achievement of the Performance Criteria through the date of the Change in Control), exercisable and/or payable, as applicable, and all forfeiture, repurchase and other restrictions on such Award shall lapse, in which case, such Award shall be canceled upon the consummation of the Change in Control in exchange for the right to receive the Change in Control consideration payable to other holders of Common Stock (A) which may be on such terms and conditions as apply generally to holders of Common Stock under the Change in Control documents (including, without limitation, any escrow, earn-out or other deferred consideration provisions) or such other terms and conditions as the Administrator may provide, and (B) determined by reference to the number of Shares subject to such Award and net of any applicable exercise price; provided that to the extent that any Award constitutes “nonqualified deferred compensation” that may not be paid upon the Change in Control under Section 409A (to the extent applicable to such Award) without the imposition of taxes thereon under Section 409A, the timing of such payments shall be governed by the applicable Award Agreement (subject to any deferred consideration provisions applicable under the Change in Control documents); and provided, further, that if the amount to which the Participant would be entitled upon the settlement or exercise of such Award at the time of the Change in Control is equal to or less than zero, then such Award may be terminated without payment. The Administrator shall determine whether an Assumption of an Award has occurred in connection with a Change in Control.

8.4 Administrative Stand Still. In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other extraordinary transaction or change affecting the Shares or the share price of Common Stock, including any Equity Restructuring or any securities offering or other similar transaction, for administrative convenience, the Administrator may refuse to permit the exercise of any Award for up to 60 days before or after such transaction.

8.5 General. Except as expressly provided in the Plan or the Administrator’s action under the Plan, no Participant will have any rights due to any subdivision or consolidation of Shares of any class, dividend payment, increase or decrease in the number of Shares of any class or dissolution, liquidation, merger, or consolidation of the Company or other corporation. Except as expressly provided with respect to an Equity Restructuring under Section 8.1 or the Administrator’s action under the Plan, no issuance by the Company of Shares of any class, or securities convertible into Shares of any class, will affect, and no adjustment will be made regarding, the number of Shares subject to an Award or the Award’s grant or exercise price. The existence of the Plan, any Award Agreements and the Awards granted hereunder will not affect or restrict in any way the Company’s right or power to make or authorize (a) any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, (b) any merger, consolidation dissolution or liquidation of the Company or sale of Company assets or (c) any sale or issuance of securities, including securities with rights superior to those of the Shares or securities convertible into or exchangeable for Shares. The Administrator may treat Participants and Awards (or portions thereof) differently under this Article VIII.

ARTICLE IX.

GENERAL PROVISIONS APPLICABLE TO AWARDS

9.1 Transferability. Except as the Administrator may determine or provide in an Award Agreement or otherwise for Awards other than Incentive Stock Options, Awards may not be sold, assigned, transferred, pledged or otherwise encumbered, either voluntarily or by operation of law, except for certain beneficiary designations, by will or the laws of descent and distribution, or, subject to the Administrator’s consent, pursuant to a domestic relations order, and, during the life of the Participant, will be exercisable, if applicable, only by the Participant. Any permitted transfer of an Award hereunder shall be without consideration, except as required by Applicable Law. References to a Participant, to the extent relevant in the context, will include references to a Participant’s authorized transferee that the Administrator specifically approves.

9.2 Documentation. Each Award will be evidenced in an Award Agreement, which may be written or electronic, as the Administrator determines. The Award Agreement will contain the terms and conditions applicable to an Award. Each Award may contain terms and conditions in addition to those set forth in the Plan.

9.3 Discretion. Except as the Plan otherwise provides, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award to a Participant need not be identical, and the Administrator need not treat Participants or Awards (or portions thereof) uniformly.

9.4 Termination of Status. The Administrator will determine how a Participant’s Disability, death, retirement or authorized leave of absence or any other change or purported change in a Participant’s Service Provider status affects an Award (including whether and when a Termination of Service has occurred) and the extent to which, and the period during which the Participant, the Participant’s legal representative, conservator, guardian or Designated Beneficiary may exercise rights under the Award, if applicable.

9.5 Withholding. Each Participant must pay the Company, or make provision satisfactory to the Administrator for payment of, any taxes required by Applicable Law to be withheld in connection with such Participant’s Awards by the date of the event creating the tax liability. The Company or one of its Subsidiaries may deduct an amount sufficient to satisfy such tax obligations based on the applicable statutory withholding rates (or such other rate as may be determined by the Administrator after considering any accounting consequences or costs) from any payment of any kind otherwise due to a Participant. Subject to Section 10.8 and any Company insider trading policy (including blackout periods), Participants may satisfy such tax obligations through the Agent’s electronic platform or by wire transfer of immediately available funds to the Agent (or, in each case, if the Company has no Agent accepting payment, by wire transfer of immediately available funds to the Company) or, solely with the consent of the Administrator, by (a) cash, wire transfer of immediately available funds or check made payable to the order of the Company, provided that the Administrator may limit the use of the foregoing payment forms in its discretion, (b) to the extent permitted by the Administrator, delivery of Shares (in whole or in part), including Shares delivered by attestation and Shares retained from the Award creating the tax obligation, valued at their Fair Market Value on the date of delivery, (c) if there is a public market for Shares at the time the tax obligations are satisfied, unless the Administrator otherwise determines, (i) delivery (including electronically or telephonically to the extent permitted by the Administrator) of an irrevocable and unconditional undertaking by a broker acceptable to the Administrator to deliver promptly to the Company sufficient funds to satisfy the tax obligations, or (ii) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Administrator to deliver promptly to the Company cash or a check sufficient to satisfy the tax withholding; provided that such amount is paid to the Company at such time as may be required by the Administrator, or (d) to the extent permitted by the Administrator, any combination of the foregoing payment forms approved by the Administrator. Notwithstanding any other provision of the Plan, the number of Shares which may be so delivered or retained pursuant to clause (b) of the immediately preceding sentence shall be limited to the number of Shares which have a Fair Market Value on the date of delivery or retention no greater than the aggregate amount of such liabilities based on the maximum individual statutory tax rate in the applicable jurisdiction at the time of such withholding (or such other rate as may be required to avoid the liability classification of the applicable award under generally accepted accounting principles in the U.S.), and for clarity, may be less than such minimum individual statutory tax rate if so determined by the Administrator. If any tax withholding obligation will be satisfied under clause (b) above by the Company’s retention of Shares from the Award creating the tax obligation and there is a public market for Shares at the time the tax obligation is satisfied, the Company may elect to instruct any brokerage firm determined acceptable to the Company for such purpose to sell on the applicable Participant’s behalf some or all of the Shares retained and to remit the proceeds of the sale to the Company or its designee, and each Participant’s acceptance of an Award under the Plan will constitute the Participant’s authorization to the Company and instruction and authorization to such brokerage firm to complete the transactions described in this sentence.

9.6 Amendment of Award; Repricing. The Administrator may amend, modify or terminate any outstanding Award, including by substituting another Award of the same or a different type, changing the exercise or settlement date, and converting an Incentive Stock Option to a Non-Qualified Stock Option. The Participant’s consent to such action will be required unless (a) the action, taking into account any related action, does not materially and adversely affect the Participant’s rights under the Award, or (b) the change is permitted under Article VIII or pursuant to Section 10.6. The Administrator may not, except as provided in Article VIII, without the approval of the stockholders of the Company, (i) reduce the exercise price per share of outstanding Options or Stock Appreciation Rights or (ii) cancel outstanding Options or Stock Appreciation Rights that have an exercise price that is greater than the then-current Fair Market Value of the Shares in exchange for cash, other Awards or Options or Stock Appreciation Rights with an exercise price per share that is less than the exercise price per share of the original Options or Stock Appreciation Rights.

9.7 Conditions on Delivery of Stock. The Company will not be obligated to deliver any Shares under the Plan or remove restrictions from Shares previously delivered under the Plan until (a) all Award conditions have been met or removed to the Company’s satisfaction, (b) as determined by the Company, all other legal matters regarding the issuance and delivery of such Shares have been satisfied, including any applicable securities laws and stock exchange or stock market rules and regulations, and (c) the Participant has executed and delivered to the Company such representations or agreements as the Administrator deems necessary or appropriate to satisfy any Applicable Laws. The Company’s inability to obtain authority from any regulatory body having jurisdiction, which the Administrator determines is necessary to the lawful issuance and sale of any securities, will relieve the Company of any liability for failing to issue or sell such Shares as to which such requisite authority has not been obtained.

9.8 Acceleration. The Administrator may at any time provide that any Award will become immediately vested and fully or partially exercisable, free of some or all restrictions or conditions, or otherwise fully or partially realizable.

9.9 Cash Settlement. Without limiting the generality of any other provision of the Plan, the Administrator may provide, in an Award Agreement or subsequent to the grant of an Award, in its discretion, that any Award may be settled in cash, Shares or a combination thereof.

9.10 Broker-Assisted Sales. In the event of a broker-assisted sale of Shares in connection with the payment of amounts owed by a Participant under or with respect to the Plan or Awards, including amounts to be paid under the final sentence of Section 9.5: (a) any Shares to be sold through the broker-assisted sale will be sold on the day the payment first becomes due, or as soon thereafter as practicable; (b) such Shares may be sold as part of a block trade with other Participants in the Plan in which all participants receive an average price; (c) the applicable Participant will be responsible for all broker’s fees and other costs of sale, and by accepting an Award, each Participant agrees to indemnify and hold the Company and its Subsidiaries harmless from any losses, costs, damages, or expenses relating to any such sale; (d) to the extent the Company, its Subsidiaries or their designee receives proceeds of such sale that exceed the amount owed, the Company or its Subsidiary will pay such excess in cash to the applicable Participant as soon as reasonably practicable; (e) the Company, its Subsidiaries and their designees are under no obligation to arrange for such sale at any particular price; and (f) in the event the proceeds of such sale are insufficient to satisfy the Participant’s applicable obligation, the Participant may be required to pay immediately upon demand to the Company, its Subsidiaries or their designee an amount in cash sufficient to satisfy any remaining portion of the Participant’s obligation.

ARTICLE X.

MISCELLANEOUS

10.1 No Right to Employment or Other Status. No person will have any claim or right to be granted an Award, and the grant of an Award will not be construed as giving a Participant the right to continued employment or any other relationship with the Company or any of its Subsidiaries. The Company and its Subsidiaries expressly reserve the right at any time to dismiss or otherwise terminate their respective relationships with a Participant free from any liability or claim under the Plan or any Award, except as expressly provided in an Award Agreement or in the Plan.

10.2 No Rights as Stockholder; Certificates. Subject to the Award Agreement, no Participant or Designated Beneficiary will have any rights as a stockholder with respect to any Shares to be distributed under an Award until becoming the record holder of such Shares. Notwithstanding any other provision of the Plan, unless the Administrator otherwise determines or Applicable Laws require, the Company will not be required to deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares may be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator). The Company may place legends on stock certificates issued under the Plan that the Administrator deems necessary or appropriate to comply with Applicable Laws.

10.3 Effective Date and Term of Plan. Unless earlier terminated by the Board, the Plan will become effective on the date on which the Company’s stockholders approve the Plan (the “Effective Date”) and will remain in effect until the tenth anniversary of the Effective Date. Notwithstanding anything to the contrary in the Plan, an Incentive Stock Option may not be granted under the Plan after 10 years from the earlier of (a) the date the Board adopted the Plan or (b) the date the Company’s stockholders approved the Plan, but Awards previously granted may extend beyond that date in accordance with the Plan. If the Plan is not approved by the Company’s stockholders, the Plan will not become effective and no Awards will be granted under the Plan.

10.4 Amendment of Plan. The Board may amend, suspend or terminate the Plan at any time; provided that no amendment, other than (a) as permitted by the applicable Award Agreement, (b) as provided under Sections 10.6 and 10.15 hereof, or (c) an amendment to increase the Overall Share Limit, may materially and adversely affect any Award outstanding at the time of such amendment without the affected Participant’s consent. No Awards may be granted under the Plan during any suspension period or after the Plan’s termination. Awards outstanding at the time of any Plan suspension or termination will continue to be governed by the Plan and the Award Agreement, as in effect before such suspension or termination. The Board will obtain stockholder approval of any Plan amendment to the extent necessary to comply with Applicable Laws.

10.5 Provisions for Foreign Participants. The Administrator may modify Awards granted to Participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the Plan to address differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.

10.6 Section 409A.

(a) General. To the extent that the Administrator determines that any Award granted under the Plan is subject to Section 409A, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A. To the extent applicable, the Plan and the Award Agreements shall be interpreted to comply with, or to be exempt from, Section 409A, such that no adverse tax consequences, interest, or penalties under Section 409A apply. Notwithstanding anything in the Plan or any Award Agreement to the contrary, the Administrator may, without a Participant’s consent, amend this Plan or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and retroactive actions) as are necessary or appropriate to preserve the intended tax treatment of Awards, including any such actions intended to (i) exempt this Plan or any Award from Section 409A, or (ii) comply with Section 409A, including regulations, guidance, compliance programs and other interpretative authority that may be issued after an Award’s grant date. The Company makes no representations or warranties as to an Award’s tax treatment under Section 409A or otherwise. The Company will have no obligation under this Section 10.6 or otherwise to avoid the taxes, penalties or interest under Section 409A with respect to any Award and will have no liability to any Participant or any other person if any Award, compensation or other benefits under the Plan are determined to constitute noncompliant “nonqualified deferred compensation” subject to taxes, penalties or interest under Section 409A. Notwithstanding any contrary provision of the Plan or any Award Agreement, any payment of “nonqualified deferred compensation” under the Plan that may be made in installments shall be treated as a right to receive a series of separate and distinct payments.

(b) Separation from Service. If an Award is subject to and constitutes “nonqualified deferred compensation” under Section 409A, any payment or settlement of such Award upon a termination of a Participant’s Service Provider relationship will, to the extent necessary to avoid taxes under Section 409A, be made only upon the Participant’s “separation from service” (within the meaning of Section 409A), whether such “separation from service” occurs upon or after the termination of the Participant’s Service Provider relationship. For purposes of this Plan or any Award Agreement relating to any such payments or benefits, references to a “termination,” “termination of employment” or like terms means a “separation from service.”

(c) Payments to Specified Employees. Notwithstanding any contrary provision in the Plan or any Award Agreement, any payment(s) of “nonqualified deferred compensation” required to be made under an Award subject to Section 409A to a “specified employee” (as defined under Section 409A and as the Administrator determines) due to his or her “separation from service” will, to the extent necessary to avoid taxes under Section 409A(a)(2)(B)(i) of the Code, be delayed for the six-month period immediately following such “separation from service” (or, if earlier, until the specified employee’s death) and will instead be paid (as set forth in the Award Agreement) on the day immediately following such six-month period or as soon as administratively practicable thereafter (without interest). Any payments of “nonqualified deferred compensation” under such Award payable more than six months following the Participant’s “separation from service” will be paid at the time or times the payments are otherwise scheduled to be made.

10.7 Limitations on Liability. Notwithstanding any other provisions of the Plan, no individual acting as a director, officer, other employee or agent of the Company or any Subsidiary will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan or any Award, and such individual will not be personally liable with respect to the Plan because of any contract or other instrument executed in his or her capacity as an Administrator, director, officer, other employee or agent of the Company or any Subsidiary. The Company will indemnify and hold harmless each director, officer, other employee and agent of the Company or any Subsidiary that has been or will be granted or delegated any duty or power relating to the Plan’s administration or interpretation, against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Administrator’s approval) arising from any act or omission concerning this Plan unless arising from such person’s own fraud or bad faith.

10.8 Lock-Up Period. The Company may, at the request of any underwriter representative or otherwise, in connection with registering the offering of any Company securities under the Securities Act, prohibit Participants from, directly or indirectly, selling or otherwise transferring any Shares or other Company securities during a period of up to 180 days following the effective date of a Company registration statement filed under the Securities Act, or such longer period as determined by the underwriter.

10.9 Data Privacy. As a condition for receiving any Award, each Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this section by and among the Company and its Subsidiaries and affiliates exclusively for implementing, administering and managing the Participant’s participation in the Plan. The Company and its Subsidiaries and affiliates may hold certain personal information about a Participant, including the Participant’s name, address and telephone number; birthdate; social security number, insurance number or other identification number; salary; nationality; job title(s); any Shares held in the Company or its Subsidiaries and affiliates; and Award details, to implement, manage and administer the Plan and Awards (the “Data”). The Company and its Subsidiaries and affiliates may transfer the Data amongst themselves as necessary to implement, administer and manage a Participant’s participation in the Plan, and the Company and its Subsidiaries and affiliates may transfer the Data to third parties assisting the Company with Plan implementation, administration and management. These recipients may be located in the Participant’s country, or elsewhere, and the Participant’s country may have different data privacy laws and protections than the recipients’ country. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, to implement, administer and manage the Participant’s participation in the Plan, including any required Data transfer to a broker or other third party with whom the Company or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as necessary to implement, administer, and manage the Participant’s participation in the Plan. A Participant may, at any time, view the Data that the Company and its Subsidiaries hold regarding such Participant, request additional information about the storage and processing of the Data regarding such Participant, recommend any necessary corrections to the Data regarding the Participant or refuse or withdraw the consents in this Section 10.9 in writing, without cost, by contacting the local human resources representative. If the Participant refuses or withdraws the consents in this Section 10.9, the Company may cancel Participant’s ability to participate in the Plan and, in the Administrator’s discretion, the Participant may forfeit any outstanding Awards. For more information on the consequences of refusing or withdrawing consent, Participants may contact their local human resources representative.

10.10 Severability. If any portion of the Plan or any action taken under it is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.

10.11 Governing Documents. If any contradiction occurs between the Plan and any Award Agreement or other written agreement between a Participant and the Company (or any Subsidiary) that the Administrator has approved, the Plan will govern, unless it is expressly specified in such Award Agreement or other written document that the specific provision of the Plan will not apply. For clarity, the foregoing sentence shall not limit the applicability of any additive language contained in an Award Agreement or other written agreement which provides supplemental or additional terms not inconsistent with the Plan.

10.12 Governing Law. The Plan and all Awards will be governed by and interpreted in accordance with the laws of the State of Delaware, disregarding any state’s choice-of-law principles requiring the application of a jurisdiction’s laws other than the State of Delaware.

10.13 Claw-back Provisions. All Awards (including, without limitation, any proceeds, gains or other economic benefit actually or constructively received by a Participant upon any receipt or exercise of any Award or upon the receipt or resale of any Shares underlying the Award) shall be subject to the provisions of any claw-back policy implemented by the Company, including, without limitation, any claw-back policy adopted to comply with Applicable Laws (including the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder), as and to the extent set forth in such claw-back policy or the Award Agreement.

10.14 Titles and Headings. The titles and headings in the Plan are for convenience of reference only and, if any conflict, the Plan’s text, rather than such titles or headings, will control.

10.15 Conformity to Securities Laws. Participant acknowledges that the Plan is intended to conform to the extent necessary with Applicable Laws. Notwithstanding anything herein to the contrary, the Plan and all Awards will be administered only in conformance with Applicable Laws. To the extent Applicable Laws permit, the Plan and all Award Agreements will be deemed amended as necessary to conform to Applicable Laws.

10.16 Unfunded Status of Awards. The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

10.17 Relationship to Other Benefits. No payment under the Plan will be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except as expressly provided in writing in such other plan or an agreement thereunder.

ARTICLE XI.

DEFINITIONS

As used in the Plan, the following words and phrases will have the following meanings:

11.1 “Administrator” means the Board or a Committee to the extent that the Board’s powers or authority under the Plan have been delegated to such Committee. Notwithstanding anything herein to the contrary, the Board shall conduct the general administration of the Plan with respect to Awards granted to non-employee Directors and, with respect to such Awards, the term “Administrator” as used in the Plan shall mean and refer to the Board.

11.2 “Agent” means the brokerage firm, bank or other financial institution, entity or person(s), if any, engaged, retained, appointed or authorized to act as the agent of the Company or a Participant with regard to the Plan.

11.3 “Applicable Laws” means the requirements relating to the administration of equity incentive plans under U.S. federal and state securities, tax and other applicable laws, rules and regulations, the applicable rules of any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws and rules of any foreign country or other jurisdiction where Awards are granted.

11.4 “Award” means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Dividend Equivalents, or Other Stock or Cash Based Awards.

11.5 “Award Agreement” means a written agreement evidencing an Award, which may be electronic, that contains such terms and conditions as the Administrator determines, consistent with and subject to the terms and conditions of the Plan.

11.6 “Board” means the Board of Directors of the Company.

11.7 “Cause,” with respect to a Participant, means “Cause” (or any term of similar effect) as defined in such Participant’s Award Agreement or employment or service agreement (or similar agreement) with the Company or any Subsidiary thereof, or, if no such agreement contains a definition of Cause (or term of similar effect), then Cause shall include: (a) the Participant’s unauthorized use or disclosure of confidential information or trade secrets of the Company or any of its Subsidiaries or any material breach of a written agreement between the Participant and the Company or any of its Subsidiaries or any applicable policy of the Company or any of its Subsidiaries, including without limitation a material breach of any employment, confidentiality, non-compete, non-solicit or similar agreement, or any code of conduct or similar policy; (b) the Participant’s commission of, indictment for or the entry of a plea of guilty or nolo contendere by the Participant to, a felony under the laws of the United States or any state thereof or any crime involving dishonesty or moral turpitude (or any similar crime in any jurisdiction outside the United States); (c) the Participant’s negligence or willful misconduct in the performance of the Participant’s duties or the Participant’s willful or repeated failure or refusal to substantially perform assigned duties (other than due to the Participant’s Disability); (d) any act of fraud, embezzlement, material misappropriation or dishonesty committed by the Participant against the Company or any of its Subsidiaries; or (e) any acts, omissions or statements by a Participant which the Company determines to be materially detrimental or damaging to the reputation, operations, prospects or business relations of the Company or any of its Subsidiaries.

11.8 “Change in Control” means and includes each of the following:

(a) A transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission or a transaction or series of transactions that meets the requirements of clauses (i) and (ii) of subsection (c) below) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company or the Parent (as applicable) possessing 50% or more of the total combined voting power of the Company’s or the Parent’s (as applicable) securities outstanding immediately after such acquisition, as applicable, other than (x) an acquisition by the Company or Parent (as applicable) or (y) an acquisition by any employee benefit plan maintained by the Company, the Parent or any of their Subsidiaries; provided, however, that a transaction or series of transactions whereby Parent directly or indirectly acquires beneficial ownership of securities of the Company possessing 100% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition shall constitute a Change in Control; or

(b) During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than a Director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in subsections (a) or (c)) whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the Directors then still in office who either were Directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

(c) The consummation by the Company or the Parent (whether directly involving the Company or the Parent or indirectly involving the Company or Parent through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company’s or the Parent’s assets, as applicable, in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i) which results in the Company’s or the Parent’s (as applicable) voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company, the Parent or the person that, as a result of the transaction, controls, directly or indirectly, the Company or the Parent (as applicable) or owns, directly or indirectly, all or substantially all of the Company’s or the Parent’s (as applicable) assets or otherwise succeeds to the business of the Company (the Company, the Parent or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction, and

(ii) after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this clause (ii) as beneficially owning 50% or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company or the Parent, as applicable, prior to the consummation of the transaction;

provided, however, that any transaction described under this subsection (c) (without regard to clauses (i) or (ii) hereof) which results in the Parent acquiring, directly or indirectly, 100% of the voting securities or assets of the Company shall constitute a Change in Control.

(d) The approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or portion of any Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsection (a), (b), (c) or (d) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).

The Administrator shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

11.9 “Code” means the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.

11.10 “Committee” means one or more committees or subcommittees of the Board, which may include one or more Company directors or executive officers, to the extent Applicable Laws permit. To the extent required to comply with the provisions of Rule 16b-3, it is intended that each member of the Committee will be, at the time the Committee takes any action with respect to an Award that is subject to Rule 16b-3, a “non-employee director” within the meaning of Rule 16b-3; however, a Committee member’s failure to qualify as a “non-employee director” within the meaning of Rule 16b-3 will not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

11.11 “Common Stock” means the common stock of the Company.

11.12 “Company” means LiveWire Group, Inc., a Delaware corporation, or any successor.

11.13 “Consultant” means any consultant or advisor engaged by the Company or any of its Subsidiaries to render services to such entity that qualifies as a consultant or advisor under the applicable rules of Form S-8 Registration Statements.

11.14 “Designated Beneficiary” means the beneficiary or beneficiaries the Participant designates, in a manner the Administrator determines, to receive amounts due or exercise the Participant’s rights if the Participant dies or becomes incapacitated. Without a Participant’s effective designation, “Designated Beneficiary” will mean the Participant’s estate.

11.15 “Director” means a Board member.

11.16 “Disability” means that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve months.

11.17 “Dividend Equivalents” means a right granted to a Participant under the Plan to receive the equivalent value (in cash or Shares) of dividends paid on Shares.

11.18 “Employee” means any employee of the Company or its Subsidiaries.

11.19 “Equity Restructuring” means, as determined by the Administrator, a non-reciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off or recapitalization through a large, nonrecurring cash dividend, or other large, nonrecurring cash dividend, that affects the number or kind of Shares (or other securities of the Company) or the share price of Common Stock (or other securities of the Company) and causes a change in the per share value of the Common Stock underlying outstanding Awards.

11.20 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

11.21 “Fair Market Value” means, as of any date, the value of a Share determined as follows: (a) if the Common Stock is listed on any established stock exchange, its Fair Market Value will be the closing sales price for such Common Stock as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (b) if the Common Stock is not traded on a stock exchange but is quoted on a national market or other quotation system, the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (c) without an established market for the Common Stock, the Administrator will determine the Fair Market Value in its discretion.

Notwithstanding the foregoing, with respect to any Award granted on the pricing date of the Company’s initial public offering, the Fair Market Value shall mean the initial public offering price of a Share as set forth in the Company’s final prospectus relating to its initial public offering filed with the Securities and Exchange Commission.

11.22 “Greater Than 10% Stockholder” means an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or its parent or subsidiary corporation, as defined in Section 424(e) and (f) of the Code, respectively.

11.23 “Incentive Stock Option” means an Option intended to qualify as an “incentive stock option” as defined in Section 422 of the Code.

11.24 “Non-Qualified Stock Option” means an Option, or portion thereof, not intended or not qualifying as an Incentive Stock Option.

11.25 “Option” means an option to purchase Shares, which will either be an Incentive Stock Option or a Non-Qualified Stock Option.

11.26 “Other Stock or Cash Based Awards” means cash awards, awards of Shares, and other awards valued wholly or partially by referring to, or are otherwise based on, Shares or other property awarded to a Participant under Article VII.

11.27 “Overall Share Limit” means [●]3 Shares.

11.28 “Parent” means Harley-Davidson, Inc., a Wisconsin corporation.

11.29 “Participant” means a Service Provider who has been granted an Award.

11.30 “Performance Criteria” means the criteria (and adjustments) that the Administrator may select for an Award to establish performance goals for a performance period, which may include (but is not limited to) the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; operating efficiency; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships, collaborations and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition, licensing or divestiture activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be (a) based solely by reference to the Company’s performance or the performance of a Subsidiary, division, business segment or business unit of the Company or a Subsidiary, (b) based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies, (c) based on GAAP or non-GAAP metrics, and/or (d) adjusted to reflect the impact of unusual or non-recurring transactions, extraordinary events or otherwise as determined by the Administrator.

11.31 “Plan” means this 2022 Incentive Award Plan.

11.32 “Restricted Stock” means Shares awarded to a Participant under Article VI subject to certain vesting conditions and other restrictions.

11.33 “Restricted Stock Unit” means an unfunded, unsecured right to receive, on the applicable settlement date, one Share or an amount in cash or other consideration determined by the Administrator to be of equal value as of such settlement date awarded to a Participant under Article VI subject to certain vesting conditions and other restrictions.

[3]	Note to Draft: To reflect 12% of outstanding Shares on a fully-diluted basis.

11.34 “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act.

11.35 “Section 409A” means Section 409A of the Code and all regulations, guidance, compliance programs and other interpretative authority thereunder.

11.36 “Securities Act” means the Securities Act of 1933, as amended.

11.37 “Service Provider” means an Employee, Consultant or Director.

11.38 “Shares” means shares of Common Stock.

11.39 “Stock Appreciation Right” means a stock appreciation right granted under Article V.

11.40 “Subsidiary” means any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least 50% of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

11.41 “Substitute Awards” means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

11.42 “Termination of Service” means the date the Participant ceases to be a Service Provider.

* * * * *

Annex H

Certain portions of this Exhibit have been redacted pursuant to Item 601(b)(10) of Regulation S-K and, where applicable, have been marked with “[***]” to indicate where redactions have been made. The marked information has been redacted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

SEPARATION AGREEMENT

by and between

HARLEY-DAVIDSON, INC.

AND

LIVEWIRE EV, LLC

Dated as of [ ⚫ ]

H-1

ARTICLE I. SEPARATION		H-1

1.1	Transfers of Assets and Assumptions of Liabilities; LiveWire Assets; HD Assets	H-1
1.2	Consents; Nonassignable Assets	H-6
1.3	Termination of Intercompany Agreements	H-6
1.4	Treatment of Shared Contracts	H-7
1.5	Treatment of Shared Permits	H-7
1.6	Treatment of ZEV Environmental Attributes	H-8
1.7	Bank Accounts; Cash Balances; Misdirected Payments	H-8
1.8	Misallocated Assets and Liabilities	H-10
1.9	Disclaimer of Representations and Warranties	H-10
1.10	Certain Other Matters	H-10

ARTICLE II. MUTUAL RELEASES; INDEMNIFICATION; COOPERATION; INSURANCE		H-11

2.1	Release of Claims	H-11
2.2	Indemnification by LiveWire	H-12
2.3	Indemnification by HD	H-12
2.4	Procedures for Defense; Settlement and Indemnification of Third-Party Claims	H-12
2.5	Insurance Proceeds	H-13
2.6	Survival of Indemnities	H-13
2.7	Insurance Matters	H-14
2.8	Guarantees, Letters of Credit and Other Obligations	H-15

ARTICLE III. EXCHANGE OF INFORMATION; CONFIDENTIALITY		H-16

3.1	Agreement for Exchange of Information	H-16
3.2	Ownership of Information	H-16
3.3	Compensation for Providing Information	H-16
3.4	Record Retention	H-16
3.5	[Reserved]	H-17
3.6	Other Agreements Providing for Exchange of Information	H-17
3.7	Auditors and Audits	H-17
3.8	Privileged Matters	H-17
3.9	Confidentiality	H-19
3.10	Protective Arrangements	H-20

ARTICLE IV. FURTHER ASSURANCES AND ADDITIONAL COVENANTS		H-20

4.1	Further Assurances	H-20
4.2	Performance	H-21
4.3	Mail Forwarding	H-21
4.4	Order of Precedence	H-21
4.5	HD Specified Marks	H-21
4.6	Non-Solicitation	H-22
4.7	Ancillary Agreements	H-22

ARTICLE V. TERMINATION		H-22

5.1	Termination	H-22
5.2	Effect of Termination	H-23

ARTICLE VI. MISCELLANEOUS		H-23

6.1	Corporate Power	H-23

H-i

6.2	Tax Matters	H-23
6.3	Modification or Amendments	H-25
6.4	Waivers of Default	H-25
6.5	Counterparts	H-25
6.6	Governing Law	H-25
6.7	Notices	H-25
6.8	Entire Agreement	H-26
6.9	No Third-Party Beneficiaries	H-26
6.10	Severability	H-26
6.11	Interpretation	H-26
6.12	Defined Terms	H-27
6.13	Assignment	H-27
6.14	Specific Performance	H-27
6.15	Expenses	H-27
6.16	Survival of Covenants	H-27
6.17	Construction	H-27
6.18	Performance	H-28
6.19	No Admission of Liability	H-28
6.20	Limited Liability of Shareholders	H-28
6.21	Limitations of Liability	H-28
6.22	Consent to Jurisdiction	H-28

Exhibits

Exhibit A Trademark License Agreement

Exhibit B Employee Matters Agreement

H-ii

SEPARATION AGREEMENT

This SEPARATION AGREEMENT is entered into effective as of [ ☐ ] (this “Agreement”) by and between Harley-Davidson, Inc., a Wisconsin corporation (“HD”) and LiveWire EV, LLC, a Delaware limited liability company (“LiveWire”). HD and LiveWire are each a “Party” and are sometimes referred to herein collectively as the “Parties.”

RECITALS

WHEREAS, HD, acting together with its Subsidiaries, currently conducts the Harley Business (as defined below) and the LiveWire Business (as defined below);

WHEREAS, the board of directors of HD (the “HD Board”) determined on careful review and consideration that the separation of LiveWire from the rest of HD and the establishment of LiveWire as a separate company to operate the LiveWire Business is in the best interests of HD;

WHEREAS, the sole member of LiveWire determined on careful review and consideration that the separation of LiveWire from the rest of HD and the establishment of LiveWire as a separate, publicly traded company to operate the LiveWire Business is in the best interests of LiveWire;

WHEREAS, in furtherance of the foregoing, the HD Board has determined that it is appropriate and desirable to separate the LiveWire Business from the Harley Business in accordance with the terms and conditions of this Agreement and the SPAC Business Combination Agreement (the “Separation”);

WHEREAS, immediately following the consummation of the Separation and pursuant to the terms of that Business Combination Agreement, dated as of December 12, 2021 (as such agreement may be modified, restated, waived or amended from time to time in accordance with its terms, the “SPAC Business Combination Agreement”), among other things, (a) HoldCo will become the sole stockholder of SPAC, as the result of Merger Sub merging with and into SPAC with SPAC surviving, (b) HD will contribute, or cause to be contributed, LiveWire to HoldCo and (c) SPAC will become the sole equityholder and managing member of LiveWire (the “Business Combination” and, together with the Separation, the “Transactions”);

WHEREAS, each of HD and LiveWire intend that the Transactions qualify for the Intended Tax Treatment (as defined in the SPAC Business Combination Agreement); and

WHEREAS, each of HD and LiveWire has determined that it is appropriate and desirable to set forth in this Agreement certain agreements that will govern certain matters relating to the Transactions and the relationship of HD, LiveWire and the members of the HD Group and the LiveWire Group following the Separation Time.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, provisions and covenants contained in this Agreement, the Parties hereby agree as follows:

ARTICLE I.

SEPARATION

1.1 Transfers of Assets and Assumptions of Liabilities; LiveWire Assets; HD Assets.

(a) Subject to the terms and conditions set forth in this Agreement, the effective time and date of the Separation will be 12:01 a.m. Central Time on the date that is designated as the closing date (the “Separation Time”, and such date, the “Closing Date”) under the SPAC Business Combination Agreement (the “Closing”).

At or before the Separation Time, the Parties shall take all actions necessary to cause, and shall cause the members of their respective Group to take all actions necessary to cause, (i) the LiveWire Group to own, lease, license or have the right to use all, to the extent they do not already own, lease, license or have the right to use all, of the LiveWire Assets and none of the HD Assets, and (ii) the LiveWire Group to be liable for, to the extent they are not already liable for, all of the LiveWire Liabilities and none of the HD Liabilities; provided, that any transfers, assignments, conveyances or deliveries of the LiveWire Assets or LiveWire Liabilities prior to the Separation Time shall for all purposes of this Agreement be deemed as occurring at the Separation Time. The LiveWire Assets shall be free and clear of all Liens (other than Permitted Liens) at the Separation Time. Without limiting the generality of the foregoing, at or prior to the Separation Time, the Parties shall execute and deliver to each other, or cause to be executed and delivered to each other, the Transfer Documents, in form and substance reasonably satisfactory to SPAC.

(b) For purposes of this Agreement, “LiveWire Assets” shall mean:

(i) the following Assets listed in subsections (A) through (U) below:

(A) all current assets to the extent related to the LiveWire Business, including all accounts receivable (net), lease assets, inventory assets, and other prepaid assets to the extent related to the LiveWire Business; for the avoidance of doubt, the foregoing shall include, working capital or reserves related to or held for the benefit of the LiveWire Business;

(B) all issued and outstanding capital stock or other equity securities of (i) any Subsidiary of Livewire and (ii) the Persons described on Schedule 1.1(b)(i)(B)(ii) that are owned by either Party or a member of its respective Group as of the Separation Time;

(C) (i) any cash contributed or paid to LiveWire in connection with the Closing by (1) the SPAC or HoldCo, (2) by any private placement, (3) Company Equityholder PIPE Investment, (4) the HD Backstop Amount and (ii) cash, cash equivalents and marketable securities on hand or in banks to the extent maintained for the purpose of the LiveWire Business and not withdrawn prior to the Separation Time (collectively the “LiveWire Cash”), including for the avoidance of doubt any cash received from any customer or dealer of the LiveWire Business with respect to a bike that has not been delivered;

(D) all LiveWire Contracts and all rights, interests, claims and benefits of either Party or any member of its respective Group thereunder as of the Separation Time;

(E) all LiveWire Intellectual Property and all rights, interests, and claims of either Party or any member of its respective Group thereunder as of the Separation Time;

(F) all LiveWire Leases and all rights, interests, claims and benefits of either Party or any member of its respective Group thereunder as of the Separation Time;

(G) all LiveWire Permits and all rights, interests, claims and benefits of either Party or any member of its respective Group thereunder as of the Separation Time;

(H) all LiveWire Properties, together with all buildings, fixtures and improvements erected thereon;

(I) all rights, claims, demands, causes of Action (including counterclaims), judgments, decrees and rights to indemnity or contribution, whether absolute or contingent, contractual or otherwise in favor of HD or any of its Subsidiaries, to the extent primarily related to the LiveWire Business, including the right to sue, recover and retain such recoveries and the right to continue in the name of LiveWire and its Subsidiaries any pending Actions relating to the foregoing, and to recover and retain any damages therefrom;

(J) all Business Records to the extent related to the LiveWire Business (the “LiveWire Business Records”), together with (i) all records and data in any form relating to the LiveWire Employees (as defined in the Employee Matters Agreement), and (ii) Information to the extent related to the LiveWire Business, in each case, to the extent permitted by applicable Law;

(K) all rights, interests, claims and benefits in the insurance claims relating to the LiveWire Business, including those set forth on Schedule 1.1(b)(i)(K);

(L) all raw materials, components, parts and accessories exclusively related to the LiveWire Business, and all rights, interests, and claims of either Party or any member of its respective Group thereunder as of the Separation Time;

(M) (1) the machinery, tools and equipment set forth on Schedule 1.1(b)(i)(M), (2) all tooling, including related jigs, dies, gauges, fixtures, molds, patterns and similar accessories exclusively (x) related to the LiveWire Business or (y) used to manufacture products for the LiveWire Business, and (3) all office equipment and supplies and other items of tangible personal property (including any furniture, furnishings, fixtures, laptops, tablets and smartphones) primarily related to the LiveWire Business or otherwise to the extent used primarily by a LiveWire Employee (as defined in the Employee Matters Agreement);

(N) all rights with respect to third-party warranties and guaranties that are, in each case, related primarily to the LiveWire Business and all related claims, credits, rights of recovery and other similar rights as to such third parties;

(O) all Assets of either Party or any member of its respective Group as of the Separation Time that are expressly provided by this Agreement as Assets to be transferred to any member of the LiveWire Group;

(P) all Insurance Proceeds received from and after the date hereof under the HD’s or any HD Group’s insurance policies or programs to the extent related to the LiveWire Business;

(Q) the goodwill to the extent related to the LiveWire Business;

(R) all rights in connection with, the assets associated with and the sponsorship of, all LiveWire Benefit Plans (as defined in the Employee Matters Agreement);

(S) any and all rights to enforce confidentiality restrictions (to the extent related to confidential information of the LiveWire Business) and noncompetition and non-disparagement covenants (each as applied to the LiveWire Business), in each case, contained in any restrictive covenant agreements or other Contracts with any LiveWire Employees (as defined in the Employee Matters Agreement);

(T) subject to the Tax Matters Agreement, any refunds of, credits attributable to, loss carry forwards with respect to, or similar Tax assets in respect of any member of the LiveWire Group, the LiveWire Assets or the LiveWire Business other than any HD Tax Asset;

(U) any and all other Assets (other than HD Assets) not listed above that (i) are listed on the Closing Company Financial Statements (as defined in the SPAC Business Combination Agreement) and remain on the LiveWire balance sheet as of the Closing or (ii) are exclusively related to or exclusively held for use with, the LiveWire Business; and

(ii) all assets set forth on Schedule 1.1(b)(ii).

Notwithstanding the foregoing, the LiveWire Assets shall not in any event include any Asset referred to in Section 1.1(c).

(c) For purposes of this Agreement, “HD Assets” shall mean:

(i) all Assets of either Party or the members of its Group as of the Separation Time, other than the LiveWire Assets, including:

(A) all Contracts of either Party or any member of its respective Group and all rights, interests, claims and benefits of either Party or any member of its respective Group thereunder as of the Separation Time other than the LiveWire Contracts;

(B) all rights in connection with, the assets associated with and the sponsorship of, all HD Benefit Plans (as defined in the Employee Matters Agreement);

(C) all HD Intellectual Property;

(D) all HD Permits;

(E) any Contract related to the leasing or subleasing of real property and all rights, interests, claims and benefits of either Party or any member of its respective Group thereunder as of the Separation Time other than the LiveWire Leases;

(F) all cash, cash equivalents and marketable securities on hand or in banks, other than the LiveWire Cash;

(G) all rights, interests, claims and benefits in insurance claims, other than those that are a LiveWire Asset;

(H) all Business Records other than the LiveWire Business Records and otherwise described under Section 1.1(b)(i)(J);

(I) any refunds of, credits attributable to, loss carryforwards with respect to, or similar Tax assets in respect of any HD Tax (an “HD Tax Asset”);

(J) all Assets of either Party or any member of its respective Group as of the Separation Time that are expressly contemplated by this Agreement as Assets to be retained by any member of the HD Group;

(K) all Assets of either Party or any member of its respective Group related to the electric two-wheel bikes that are co-branded by HD and LiveWire manufactured prior to the Separation Time (the “Co-branded Bikes”); and

(ii) all assets set forth on Schedule 1.1(c)(ii).

(d) For the purposes of this Agreement, “LiveWire Liabilities” shall mean:

(i) all Liabilities relating to, arising out of or resulting from the actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to, at or after the Separation Time (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Separation Time), in each case, to the extent that (x) such Liabilities are primarily related to the LiveWire Business or (y) arise out of or are related to a LiveWire Asset, including the immediately following clauses (A) through (H). Notwithstanding the generality of the foregoing, LiveWire Liabilities shall also include, and LiveWire shall retain and remain responsible for and satisfy, discharge and perform when due, and the HD Group shall have no obligation with respect to:

(A) all Liabilities that are expressly provided by this Agreement or the Employee Matters Agreement as Liabilities to be assumed or retained by LiveWire or any other member of the LiveWire Group, and all agreements, obligations and Liabilities of any member of the LiveWire Group under this Agreement or the Employee Matters Agreement;

(B) all current liabilities that are exclusively related to the LiveWire Business, including accounts payable Liabilities, notes payable Liabilities;

(C) accrued payroll, employee benefit and incentive compensation Liabilities (as provided in the Employees Matters Agreements), deferred revenue Liabilities, warranty Liabilities (except as separately described on Schedule 1.1(e)(ii)) and distributor deposits Liabilities, in each case, to the extent related to the LiveWire Business;

(D) all Liabilities based upon, relating to or arising from the LiveWire Contracts;

(E) all Liabilities arising out of any LiveWire Action;

(F) subject to the Tax Matters Agreement, all Liabilities for or on account of any Taxes imposed on the LiveWire Group, the LiveWire Assets or the LiveWire Business other than any HD Tax (including all Liabilities for Property Taxes allocated to the LiveWire Group pursuant to Section 6.2);

(G) the LiveWire Specified Indebtedness;

(H) any and all other Liabilities (other than HD Liabilities) not listed above that set forth on the Closing Company Financial Statements and that remain on the LiveWire balance sheet as of the Closing; and

(ii) all Liabilities set forth on Schedule 1.1(d)(ii).

Notwithstanding the foregoing, the LiveWire Liabilities shall not in any event include any Liability referred to in Section 1.1(e).

(e) For the purposes of this Agreement, “HD Liabilities” shall mean:

(i) all Liabilities relating to, arising out of or resulting from the actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to, at or after the Separation Time (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Separation Time), in each case, to the extent that such Liabilities are not LiveWire Liabilities, or relate to, arise out of or result from the Harley Business or a HD Asset, including Liabilities of either Party or the members of its respective Group, in each case, to the extent that such Liabilities relate to, arise out of or result from the Harley Business or a HD Asset, including the immediately following clauses (A) through (I). Notwithstanding the generality of the foregoing, HD Liabilities shall also include, and HD shall retain and remain responsible for and satisfy, discharge and perform when due, and the LiveWire Group shall have no obligation with respect to the HD Liabilities.

(A) all Liabilities that are expressly provided by this Agreement or the Employee Matters Agreement as Liabilities to be assumed or retained by HD or any other member of the HD Group, and all agreements, obligations and Liabilities of any member of the HD Group under this Agreement or Employee Matters Agreement;

(B) all Liabilities to the extent based upon, relating to or arising from the operation or conduct of the Harley Business, arising at, prior to or after the Separation Time, but excluding in all circumstances the LiveWire Liabilities;

(C) all Liabilities to the extent based upon, relating to or arising from the HD Assets;

(D) all Liabilities and Actions arising out of or relating to the Co-branded Bikes;

(E) all Liabilities arising out of or relating to the manufacturing of products for the Harley Business or the LiveWire Business at any time prior to the Separation Time;

(F) all Liabilities arising out of any HD Action;

(G) all Liabilities arising out of claims made by any Third Party (including HD’s, LiveWire’s or any of their respective Subsidiaries’ respective directors, officers, shareholders, current and former employees and agents) against any member of the HD Group or the LiveWire Group to the extent relating to, arising out of or resulting from the Harley Business or the HD Assets or the HD Liabilities (whether such claims arise, in each case before, at or after the Separation Time);

(H) all Liabilities for or on account of any HD Tax, and all Liabilities for Property Taxes allocated to the HD Group pursuant to Section 6.2;

(I) the HD Specified Indebtedness; and

(ii) all Liabilities set forth on Schedule 1.1(e)(ii).

1.2 Consents; Nonassignable Assets.

(a) If any provision of this Agreement is dependent on the prior consent, approval, permission, or waiver (as applicable, “Consent”) of any third party (including any Governmental Entity), the Parties hereto shall use their commercially reasonable efforts to obtain such Consent prior to the Separation Time, and if such Consent is not obtained prior to the Separation Time, consummate the Separation in accordance with the terms of the this Agreement, subject to the limitations set forth in Section 1.2(b).

(b) Notwithstanding anything to the contrary contained herein, this Agreement shall not constitute an agreement to assign any Asset if an transfer, assignment, conveyance or delivery or attempted transfer, assignment, conveyance or delivery of the same (x) without the Consent of another Person would constitute a breach thereof, or in any way impair the rights of a Party thereunder or give to any third party any rights with respect thereto or (y) be prohibited by applicable Law (a “Non-Assignable Asset”). If any such Consent is not obtained prior to the Separation Time or if an attempted transfer, assignment, conveyance or delivery of the Non-Assignable Asset would be ineffective or would impair such Party’s rights under such Non-Assignable Asset so that the Party entitled to the benefits and responsibilities of such purported transfer, assignment, conveyance or delivery (the “Intended Transferee”) would not receive all such rights and benefits, then (a) the applicable Party shall, and cause their applicable Affiliates to use commercially reasonable efforts to obtain such Consents required to transfer, assign, convey or delivery such Non-Assignable Asset, (b) the Party purporting to make such transfer, assignment, conveyance or delivery of such Non-Assignable Asset (the “Intended Transferor”) shall use commercially reasonable efforts to provide or cause to be provided to the Intended Transferee, to the extent permitted by Law, the benefits of any such Non-Assignable Asset and the Intended Transferor shall promptly pay or cause to be paid to the Intended Transferee when received all income, proceeds and other moneys received by the Intended Transferor with respect to any such Non-Assignable Asset and (c) in consideration thereof the Intended Transferee shall pay, perform and discharge on behalf of the Intended Transferor all of the Intended Transferor’s Liabilities thereunder in a timely manner and in accordance with the terms thereof which it may do without breach and, at the Intended Transferor’s request, the Intended Transferee shall promptly reimburse or prepay (at the Intended Transferor’s election) the Intended Transferor for all amounts actually paid or due by the Intended Transferor on behalf of the Intended Transferee with respect to such Non-Assignable Assets. In addition, the Intended Transferor and the Intended Transferee shall each take such other commercially reasonable actions as may be reasonably requested by the other Party in order to place the other Party, insofar as reasonably possible, in the same position as if such Non-Assignable Asset had been transferred as contemplated hereby and so all the benefits and burdens relating thereto, including possession, use, risk of loss, Liability, potential for gain and dominion, control and command, shall inure to the Intended Transferee. If and when any such Consent is obtained, the transfer, assignment, conveyance or delivery of such Non-Assignable Asset shall be effected in accordance with the terms of this Agreement.

1.3 Termination of Intercompany Agreements.

(a) Except for the Contracts and other arrangements set forth in Section 1.3(b), in furtherance of the releases and other provisions set forth in Article II, HD and each member of the HD Group, on the one hand, and LiveWire and each member of the LiveWire Group, on the other hand, hereby terminate any and all (i) Intercompany balances and accounts whether or not in writing, between or among HD or any member of the HD Group, on the one hand, and LiveWire or any other member of the LiveWire Group, on the other hand, effective as of the Separation Time, such that, to the extent practicable, all such Intercompany balances and accounts shall be fully settled and no Party or any member of its Group shall have any continuing obligation with respect thereto and otherwise in such a manner as the Parties shall determine in good faith (including by means of dividends, distributions, contribution, the creation or repayment of intercompany debt, increasing or decreasing of cash pool balances or otherwise), and (ii) all Intercompany agreements, arrangements, commitments or understandings, including all obligations to provide goods, services or other benefits, whether or not in writing, between or among HD or any member of the HD Group, on the one hand, and LiveWire or any member of the LiveWire Group, on the other hand (other than as set forth in Section 1.3(b)), without further payment or performance such that no party thereto shall have any further obligations therefor or thereunder. No such terminated balance, account, agreement, arrangement, commitment or understanding (including any provision thereof which purports to survive termination) shall be of any further force or effect after the Separation Time. Each Party shall, at the reasonable request of any other Party, take, or cause to be taken, such other actions as may be necessary to effect the foregoing.

(b) The provisions of Section 1.3(a) shall not apply to any of the following agreements, arrangements, commitments or understandings (or to any of the provisions thereof): (i) this Agreement and any of the Ancillary Agreements (and each other agreement or instrument expressly contemplated by this Agreement or any Ancillary Agreement to be entered into by any of the Parties or any of the members of their respective Group); (ii) the agreements, arrangements, commitments or understandings listed or described on Schedule 1.3(b)(ii); and (iii) any Shared Contract or Shared Permit.

1.4 Treatment of Shared Contracts. Except as otherwise agreed by the Parties in writing or as otherwise expressly provided in this Agreement or access to such Contracts is provided pursuant to and subject to the express terms of one or more Ancillary Agreement, and subject to applicable Law, the Parties shall use commercially reasonable efforts to separate any Contract entered into by a member of the HD Group or the LiveWire Group with a third party that is not a LiveWire Asset, but pursuant to which a member of the LiveWire Group, as of the Separation Time, has been provided certain revenues or other benefits or incurred any Liability, including those set forth on Schedule 1.4 (a “Shared Contract”) into separate Contracts effective as of the Separation Time so that from and after such time, the LiveWire Group will be entitled to rights and benefits and shall assume the related portion of Liabilities with respect to each Shared Contract (other than to the extent exclusively related to or arising out of any breach or other violation of such Shared Contract prior to the Separation Time), to the extent related to the LiveWire Business and the HD Group will have the rights and benefits and shall assume the related portion of Liabilities (other than to the extent exclusively related to or arising out of any breach or other violation of such Shared Contract prior to the Separation Time), with respect to each Shared Contract to the extent related to the Harley Business. Upon such separation of a Shared Contract, the separated Contract will be a LiveWire Asset or an HD Asset, as applicable. Any such Shared Contract that has not been separated prior to the Separation Time shall not be assigned in relevant part to the applicable members of the LiveWire Group nor amended, unless permitted without the consent of the counterparty, to give the relevant members of the LiveWire Group any entitlement to such rights and benefits thereunder; provided, however, that the Parties shall, and shall cause each of the members of their respective Group to, for twelve (12) months following the Separation Time, take such other reasonable and permissible actions to cause to the extent permitted under applicable Law: (i) the relevant member of the LiveWire Group to receive the rights and benefits previously provided in the ordinary course of business, consistent with past practice, pursuant to such Shared Contract; (ii) the relevant member of the LiveWire Group to bear the burden of the applicable Liabilities previously borne in the ordinary course of business, consistent with past practice, under such Shared Contract and (iii) cooperate, upon request (and at the requesting party’s expense), with the party not holding the Shared Contract to enter into a new Contract. Notwithstanding the foregoing, subject to the provisions of Schedule 1.4 and the express terms of any Ancillary Agreement, no member of the LiveWire Group shall have any approval or other rights with respect to any amendment or other modification of any Shared Contract; provided, however, that the applicable member of the HD Group shall provide the LiveWire Group with reasonable advance notice of any such amendment or modification and shall consider in good faith any reasonable objections or comments, as applicable, by the LiveWire Group prior to taking such actions. Notwithstanding the foregoing, subject to the provisions of Schedule 1.4 and as expressly set forth in any Ancillary Agreement, HD or LiveWire, as applicable, shall be responsible for any or all Liabilities arising from its (or its Affiliates’) breach of any Shared Contract and from and after the Closing, except as required by applicable Law or with the prior written consent of LiveWire, HD may not waive any material benefit or right under any Shared Contract to the extent related to the LiveWire Business.

1.5 Treatment of Shared Permits. Subject to applicable Law and except as otherwise provided in any Ancillary Agreement, and without limiting the generality of the obligations set forth in Section 1.1, unless the

Parties otherwise agree or the benefits of any Permit described in this Section 1.5 are expressly conveyed to the applicable Party pursuant to this Agreement, any Permit used in connection with both the Harley Business and the LiveWire Business, including those listed on Schedule 1.5 (any such permit, a “Shared Permit”), shall remain with the member of the HD Group or LiveWire Group, as applicable, in possession of such Shared Permit at the Separation Time; provided however, that the Parties shall, and shall cause each of the members of their respective Group to, take such other reasonable and permissible actions to cause to the extent permitted under applicable Law: (i) the relevant member of the HD Group or LiveWire Group that is not in possession of such Shared Permit, to receive the rights and benefits previously provided in the ordinary course of business, consistent with past practice, pursuant to such Shared Permit; (ii) such member of the HD Group or LiveWire Group to bear the burden of the Liabilities under such Shared Permit to the extent arising out of such use and (iii) cooperate, upon request (and at the requesting party’s expense), with the party not holding the Shared Permit to obtain a replacement Permit. Notwithstanding the foregoing, subject to the provisions of Schedule 1.5 and the express terms of any Ancillary Agreement, no member of the LiveWire Group or HD Group, as applicable, shall have any approval or other rights with respect to any amendment or modification of any Shared Permit; provided, however, that the applicable member of the HD Group or LiveWire Group, as applicable, shall provide the LiveWire Group or HD Group (as applicable) with reasonable advance notice of any such amendment or modification and shall consider in good faith any reasonable objections or comments, as applicable, by the LiveWire Group prior to taking such actions. Notwithstanding the foregoing, subject to the provisions of Schedule 1.5 and as expressly set forth in any Ancillary Agreement, HD or LiveWire, as applicable, shall be responsible for any or all Liabilities arising from its (or its Affiliates’) breach of any Shared Permit and from and after the Closing, except as required by applicable Law or (x) with the prior written consent of LiveWire, HD, may not waive any material benefit or right under any Shared Permit to the extent related to the LiveWire Business or (y) with the prior written consent of HD, LiveWire may not waive any material benefit or right under any Shared Permit to the extent related to the Harley Business.

1.6 Treatment of ZEV Environmental Attributes. To the extent that, after Closing, any member of the LiveWire Group receives or accrues ZEV Environmental Attributes, certain of those ZEV Environmental Attributes may be sold to HD as follows:

(a) If any member of the HD Group is or becomes subject to a ZEV Program that requires such member to submit, surrender, or retire ZEV Environmental Attributes, then to the extent any member of the LiveWire Group receives or accrues ZEV Environmental Attributes and all members of the LiveWire Group have fully satisfied their aggregate compliance obligations under any applicable ZEV Program for the applicable compliance period, all members of the LiveWire Group will offer for sale to HD at fair market value such ZEV Environmental Attributes received by any member of the LiveWire Group in excess of such aggregate compliance obligations for the applicable compliance period. HD shall have thirty (30) days to accept such offer of sale and in the event of HD’s acceptance of such offer, HD shall pay fair market value to the applicable member of the LiveWire Group and such member of the LiveWire Group shall transfer such ZEV Environmental Attributes to HD or a member of the HD Group designated by HD, up to the aggregate compliance obligation of all HD Group members under the applicable compliance period of the ZEV Program. Consistent with the terms of this Section 1.6, each member of the LiveWire Group will transfer the ZEV Environmental Attributes to the designated member of the HD Group in advance of the compliance deadline applicable to the HD Group to the extent such timing of transfer is commercially reasonable for all members of the LiveWire Group.

(b) Upon becoming aware that any member of the LiveWire Group becomes eligible to generate ZEV Environmental Attributes, LiveWire will notify HD in writing of such event within thirty (30) days. Upon becoming aware that any member of the HD Group will become subject to a ZEV Program, HD will notify LiveWire in writing of such event within thirty (30) days.

1.7 Bank Accounts; Cash Balances; Misdirected Payments.

(a) Each Party agrees to take, or cause the applicable members of its respective Group to take, at the Separation Time (or such earlier time as the Parties may agree), all actions necessary to amend all Contracts governing each bank and brokerage account, owned by HD or any other member of the HD Group (collectively, the “HD Accounts”) so that such HD Accounts, if currently linked (whether by automatic withdrawal, automatic deposit or any other authorization to transfer funds from or to, hereinafter “linked”) to any bank or brokerage account, owned by any member of the LiveWire Group (collectively, the “LiveWire Accounts”) are de-linked from the LiveWire Accounts.

(b) Each Party agrees to take, or cause the applicable members of its respective Group to take, at the Separation Time (or such earlier time as the Parties may agree), all actions necessary to amend all Contracts governing the LiveWire Accounts so that such LiveWire Accounts, if currently linked to an HD Account, are de-linked from the HD Accounts.

(c) With respect to any outstanding checks issued or payments initiated by HD, LiveWire or any of their respective Group members prior to the Separation Time, such outstanding checks and payments shall be honored following the Separation Time by the Person or Group owning the account on which the check is drawn or from which the payment was initiated. In addition, any outstanding checks or payments issued, other wire transfers and drafts deposited or available for deposit or received that have not yet cleared (including those in transit), by a third party for the benefit of HD, LiveWire or any of their respective Group members prior to the Separation Time shall be honored following the Separation Time and payment shall be made to the party to whom the check or payment was issued.

(d) Except as expressly contemplated by any Ancillary Agreement, with respect to the payments described in Section 1.7(c), in the event that:

(i) LiveWire or one of its Group members initiates a payment prior to the Separation Time that is honored following the Separation Time, and to the extent such payment relates to the Harley Business, then HD shall reimburse LiveWire for such payment as soon as reasonably practicable and in no event later than ten (10) days after such payment is honored; or

(ii) HD or one of its Group members initiates a payment prior to the Separation Time that is honored following the Separation Time, and to the extent such payment relates to the LiveWire Business, then LiveWire shall reimburse HD for such payment as soon as reasonably practicable and in no event later than ten (10) days after such payment is honored.

(e) Prior to or concurrently with the Separation Time, (i) HD shall cause all HD employees to be removed as authorized signatories on all bank accounts maintained by the LiveWire Group and (ii) LiveWire shall cause all LiveWire Employees to be removed as authorized signatories on all bank accounts maintained by the HD Group; provided that, in the case of clause (i), HD shall maintain signatories in connection with the services provided pursuant to express terms of the Transition Services Agreement.

(f) As between HD and LiveWire (and the members of their respective Group), all payments made to and reimbursements received by either Party (or any member of its Group), in each case after the Separation Time, that relate to a business, Asset or Liability of the other Party (or any member of such other Party’s Group) (each, a “Misdirected Payment”), shall be held in trust by the recipient Party for the use and benefit of the other Party (or member of such other Party’s Group entitled thereto) (at the expense of the party entitled thereto). Each Party shall maintain an accounting of any such Misdirected Payments received by such Party or any member of its Group, and the Parties shall have a weekly reconciliation, whereby all such Misdirected Payments received by each Party are calculated and the net amount owed to the other Party (or members of the other Party’s Group) shall be paid over to the other Party (for further distribution to the applicable members of such other Party’s Group). Notwithstanding the foregoing, neither Party (nor any of the members of its Group) shall act as collection agent for the other Party (or any of the members of its Group), nor shall either Party (or any members of its Group) act as surety or endorser with respect to non-sufficient funds checks, or funds to be returned in a bankruptcy or fraudulent conveyance action.

1.8 Misallocated Assets and Liabilities.

(a) Subject to Section 1.2, Section 1.3 and Section 1.4, in the event that, at any time from and after the Separation Time, either Party becomes aware that (i) it or another member of its Group is the record or beneficial owner of, receives or otherwise comes to possess or benefit from a LiveWire Asset that should have been allocated to a member of the HD Group as an HD Asset pursuant to this Agreement or (ii) it or another member of its Group is the record or beneficial owner of, receives or otherwise comes to possess or benefit from an HD Asset that should have been allocated to a member of the LiveWire Group as a LiveWire Asset, then pursuant to this Agreement, such Party shall promptly notify the other Party, then the Parties shall thereafter reasonably cooperate to, as promptly as practicable (but in no case later than within thirty (30) days of such Party becoming aware of such misallocated Asset), transfer, assign, convey or deliver, or cause to be transferred, assigned, conveyed or delivered, such Asset to such member of the other Group, and such member of the other Group shall accept such Asset for no further consideration other than that set forth in this Agreement. Prior to any such transfer, assignment, conveyance or delivery, such Asset shall be held in accordance with Section 1.2.

(b) Subject to Section 1.2, Section 1.3 and Section 1.4, in the event that, at any time from and after the Separation Time, either Party becomes aware that (i) it or another member of its Group has not assumed a LiveWire Liability that should have been allocated to a member of the LiveWire Group as a LiveWire Liability pursuant to this Agreement or the Employee Matters Agreement or (ii) it or another member of its Group has not assumed an HD Liability that should have been allocated to a member of the HD Group as an HD Liability pursuant to this Agreement or the Employee Matters Agreement, then pursuant to this Agreement, such Party shall as promptly as practicable (but in no case later than within thirty (30) days of such Party becoming aware of such misallocated Liability), transfer, assign, convey or delivery, or cause to be transferred, assigned, conveyed or delivered, such Liability to such member of the other Group and such member of the other Group shall assume such Liability for no further consideration than that set forth in this Agreement. Prior to any such assumption, such Liabilities shall be held in accordance with Section 1.2. To the extent either Party makes any payment or incurs any obligations relating to a misallocated Liability as set forth in this Section 1.7(b), upon discovery by the Parties that such Liability was misallocated, the Party to which such Liability should have been allocated shall reimburse the other Party for any payment made or obligations incurred with respect to such misallocated Liability.

1.9 Disclaimer of Representations and Warranties. EACH OF HD (ON BEHALF OF ITSELF AND EACH MEMBER OF THE HD GROUP) AND LIVEWIRE (ON BEHALF OF ITSELF AND EACH MEMBER OF THE LIVEWIRE GROUP) UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN OR IN ANY ANCILLARY AGREEMENT, NO PARTY TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR OTHERWISE, IS REPRESENTING OR WARRANTING IN ANY WAY AS TO THE ASSETS, BUSINESSES OR LIABILITIES TRANSFERRED, ASSUMED OR LICENSED AS CONTEMPLATED HEREBY OR THEREBY (INCLUDING ANY ASSETS, BUSINESSES OR LIABILITIES TRANSFERRED, ASSUMED OR LICENSED UNDER THIS ARTICLE I AND SECTION 4.5), AS TO WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR ANY OTHER MATTER CONCERNING, ANY ASSETS OF SUCH PARTY, AS TO, IN THE CASE OF INTELLECTUAL PROPERTY, NON-INFRINGEMENT OR ANY WARRANTY THAT ANY SUCH INTELLECTUAL PROPERTY IS “ERROR FREE,” OR AS TO THE ABSENCE OF ANY DEFENSES OR RIGHT OF SET-OFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY CLAIM OR OTHER ASSET. EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN OR IN ANY ANCILLARY AGREEMENT, ALL SUCH ASSETS ARE BEING TRANSFERRED OR LICENSED, AS APPLICABLE, ON AN “AS IS,” “WHERE IS” BASIS.

1.10 Certain Other Matters. HD will use commercially reasonable efforts to make the modification(s) set forth on Schedule 1.10 (to the extent applicable), and keep SPAC reasonably informed of any material developments in connection therewith.

ARTICLE II.

MUTUAL RELEASES; INDEMNIFICATION; COOPERATION; INSURANCE

2.1 Release of Claims.

(a) Except as provided in Section 2.1(c) and as otherwise set forth in the Employee Matters Agreement, effective as of the Separation Time, HD does hereby, for itself and each other member of the HD Group, their respective Affiliates, successors and assigns, and, to the extent permitted by Law, all Persons who at any time prior to the Separation Time have been shareholders, directors, officers, agents or employees of any member of the HD Group (in each case, in their respective capacities as such), surrender, relinquish, release and forever discharge (i) LiveWire, the respective members of the LiveWire Group, their respective Affiliates, successors and assigns, and (ii) all Persons who at any time prior to the Separation Time have been shareholders, directors, officers, agents or employees of any member of the LiveWire Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, in each case from (A) all HD Liabilities whatsoever, (B) all Liabilities arising from, or in connection with, the transactions and all other activities to implement the Transactions and (C) all Liabilities arising from or in connection with actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Separation Time (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Separation Time) in each case of this clause (C) to the extent relating to, arising out of or resulting from the Harley Business, the HD Assets or HD Liabilities.

(b) Except as provided in Section 2.1(c) and as otherwise set forth in the Employee Matters Agreement, effective as of the Separation Time, LiveWire does hereby, for itself and each other member of the LiveWire Group, their respective Affiliates, successors and assigns, and, to the extent permitted by Law, all Persons who at any time prior to the Separation Time have been shareholders, directors, officers, agents or employees of any member of the LiveWire Group (in each case, in their respective capacities as such), surrender, relinquish, release and forever discharge (i) HD, the respective members of the HD Group, their respective Affiliates (other than any member of the LiveWire Group), successors and assigns, and (ii) all Persons who at any time prior to the Separation Time have been shareholders, directors, officers, agents or employees of any member of the HD Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, in each case from all LiveWire Liabilities.

(c) Nothing contained in Section 2.1(a) or (b) shall impair any right of any Person to enforce this Agreement. In addition, nothing contained in Section 2.1(a) or (b) shall release any Person from:

(i) any Liability provided in or resulting from any agreement among any members of the HD Group or the LiveWire Group that is specified in Section 1.3(b) as not to terminate as of the Separation Time, or any other Liability specified in such Section 1.3(b) as not to terminate as of the Separation Time;

(ii) any Liability provided in or resulting from (1) any Ancillary Agreement or (2) Contract or understanding that is entered into after the Separation Time between any member of the HD Group, on the one hand, and any member of the LiveWire Group, on the other hand;

(iii) any Liability, contingent or otherwise, assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with this Agreement (including any HD Liability and any LiveWire Liability, as applicable);

(iv) any Liability that the Parties may have with respect to indemnification or contribution pursuant to this Agreement or otherwise for claims brought against the Parties by third Persons, which Liability shall be governed by the provisions of this Article II and Article III and any other applicable provisions of this Agreement; or

(v) any Liability the release of which would result in the release of any Person other than a Person released pursuant to Sections 2.1(a) or (b).

(d) In addition, nothing contained in Sections 2.1(a) or (b) shall release HD from its obligations, existing as of immediately prior to or after the Separation Time, to indemnify or to advance expenses to any person who was a director, officer or employee of a member of the HD Group or the LiveWire Group on or prior to the Separation Time; it being understood that, if the underlying actions or conduct giving rise to a claim for indemnification or advancement of expenses is related to or arises from a LiveWire Liability, LiveWire shall indemnify HD’s costs to indemnify and advance expenses to the director, officer or employee in accordance with the provisions set forth in this Article II.

(e) HD shall not make, and shall not permit any member of the HD Group to make, any claim or demand, or commence any Action asserting any claim or demand, against LiveWire or any member of the LiveWire Group, or any other Person released pursuant to Section 2.1(a), with respect to any Liabilities released pursuant to Section 2.1(a). LiveWire shall not make, and shall not permit any member of the LiveWire Group to make, any claim or demand, or commence any Action asserting any claim or demand, against HD or any member of the HD Group, or any other Person released pursuant to Section 2.1(b), with respect to any Liabilities released pursuant to Section 2.1(b).

2.2 Indemnification by LiveWire. Without limiting or otherwise affecting the indemnity provisions of the Ancillary Agreements, from and after the Separation Time, LiveWire, and each member of the LiveWire Group, will, on a joint and several basis, indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless the HD Indemnitees from and against, and will reimburse such HD Indemnitees with respect to, any and all Losses (whether arising from a Third-Party Claim or otherwise) that such HD Indemnitee may suffer or incur, or become subject to, arising out of or resulting from:

(a) any LiveWire Liabilities; and

(b) any Liabilities of the LiveWire Group relating to or arising from the operations of the LiveWire Business from and after the Separation Time.

2.3 Indemnification by HD. Without limiting or otherwise affecting the indemnity provisions of the Ancillary Agreements, from and after the Separation Time, HD, and each member of the HD Group, will, on a joint and several basis, indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless the LiveWire Indemnitees from and against, and will reimburse such LiveWire Indemnitee with respect to, any and all Losses (whether arising from a Third-Party Claim or otherwise) that such HD Indemnitee may suffer or incur, or become subject to, arising out of or resulting from:

(a) any HD Liabilities; and

(b) any Liabilities of the HD Group relating to or arising from the operations of the Harley Business from and after the Separation Time.

2.4 Procedures for Defense; Settlement and Indemnification of Third-Party Claims.

(a) Direct Claims. Any claim on account of indemnifiable Losses that does not involve a Third-Party Claim will be asserted by reasonably prompt written notice given by the Indemnitee to the Indemnifying Party from whom such indemnification is sought. The failure by any Indemnitee so to give notice as provided in this Section 2.4(a) will not relieve the Indemnifying Party of its obligations under this Article II, except to the extent that the Indemnifying Party has been actually prejudiced by such failure to give notice.

(b) Third-Party Claims.

(i) Notice of Claims. If an Indemnitee receives notice or otherwise learns of the assertion by a Person (including any Governmental Entity) who is not a member of the HD Group or LiveWire Group or any of their respective Affiliates of any claim or of the commencement by any such Person of any Action with respect to which an Indemnifying Party may be obligated to provide indemnification (collectively, a “Third-

Party Claim”), such Indemnitee will give such Indemnifying Party prompt written notice (a “Claims Notice”) thereof but in any event within 20 calendar days after becoming aware of such Third-Party Claim. Any such notice will describe the Third-Party Claim in reasonable detail and include copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third-Party Claim. Notwithstanding the foregoing, the delay or failure of any Indemnitee or other Person to give notice as provided in this Section 2.5(b)(i) will not relieve the Indemnifying Party of its obligations under this Article II, except to the extent that such Indemnifying Party is actually prejudiced by such delay or failure to give notice.

(ii) Opportunity to Defend. The Indemnifying Party has the right, exercisable by written notice to the Indemnitee within 30 days after receipt of a Claims Notice from the Indemnitee of the commencement or assertion of any Third-Party Claim in respect of which indemnity may be sought under this Article II, to assume and conduct the defense of such Third-Party Claim in accordance with the limits set forth in this Agreement with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnitee; provided, however, that the Indemnifying Party may only assume such defense if (A) the defense of such Third-Party Claim by the Indemnifying Party will not, in the reasonable judgment of the Indemnitee, (1) if HD is the Indemnifying Party, affect LiveWire or any of its controlled Affiliates (including after the Business Combination, any member of the LiveWire Group) in an adverse manner or otherwise result in an actual or potential conflict of interest and (2) if LiveWire is the Indemnifying Party, affect HD or any of its controlled Affiliates in an adverse manner, or otherwise result in an actual or potential conflict of interest; (B) the Third-Party Claim solely seeks (and continues to seek) monetary damages, and (C) the Third-Party Claim is not made by a Governmental Entity with regulatory authority over the Indemnitee or any of its material Assets (the conditions set forth in clauses (A), (B) and (C) are, collectively, the “Litigation Conditions”). If the Indemnifying Party does not assume the defense of a Third-Party Claim in accordance with this Section 2.5(b), the Indemnitee may continue to defend the Third-Party Claim. If the Indemnifying Party has assumed the defense of a Third-Party Claim as provided in this Section 2.5(b), the Indemnifying Party will not be liable for any legal expenses subsequently incurred by the Indemnitee in connection with the defense of the Third-Party Claim; provided, however, that if (x) either of the Litigation Conditions ceases to be met or (y) the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third-Party Claim, the Indemnitee may assume its own defense, and the Indemnifying Party will be liable for all reasonable costs or expenses paid or incurred in connection with such defense. The Indemnifying Party or the Indemnitee, as the case may be, has the right to participate in (but, subject to the prior sentence, not control), at its own expense, the defense of any Third-Party Claim that the other is defending as provided in this Agreement. The Indemnifying Party, if it has assumed the defense of any Third-Party Claim as provided in this Agreement, may not, without the prior written consent of the Indemnitee, consent to a settlement of, or the entry of any judgment arising from, any such Third-Party Claim that (I) does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnitee of a complete release from all liability in respect of such Third-Party Claim, (II) provides for injunctive or other nonmonetary relief affecting the Indemnitee or any of its Affiliates, or (III) in the reasonable opinion of the Indemnitee, would otherwise adversely affect the Indemnitee or any of its Affiliates. The Indemnitee may settle any Third-Party Claim, the defense of which has not been assumed by the Indemnifying Party, only with the prior written consent of the Indemnifying Party, not to be unreasonably withheld.

2.5 Insurance Proceeds. The amount that any Indemnifying Party is or may be required to provide indemnification to or on behalf of any Indemnitee pursuant to Section 2.2 or Section 2.3, as applicable, will be reduced by any Insurance Proceeds or other amounts actually recovered from third parties by or on behalf of such Indemnitee in respect of the related Loss incurred by such Indemnitee in connection with seeking to collect and collecting such amounts.

2.6 Survival of Indemnities. The rights and obligations of each of HD and LiveWire and their respective Indemnitees under this Article II will survive the Separation Time indefinitely, unless a specific survival or other applicable period is expressly set forth herein.

2.7 Insurance Matters.

(a) Except as otherwise expressly provided in this Section 2.7 or any Ancillary Agreement, the Parties acknowledge and agree that from and after the Separation Time, LiveWire, and each other member of the LiveWire Group, shall cease to be an insured, and shall not have access to or any rights under, any insurance policies or self-insured programs or related policies or agreements of HD and each other member of the HD Group, regardless of whether such policies were applicable to the LiveWire Group prior to the Separation Time. Notwithstanding the foregoing, with respect to events, circumstances or occurrence relating to the LiveWire Group that occurred or existed prior to the Separation Time that are covered by insurance policies of the HD Group under which LiveWire and each other member of the LiveWire Group were insured on or prior to the Separation Time (the “Shared Policies”), LiveWire shall have the right to make claims, in each case, subject to the terms and conditions thereof; provided that LiveWire shall bear, and neither HD nor any other member of the HD Group, shall have any obligation to repay or reimburse LiveWire for, the amount of any deductibles, self-insured retentions and other out-of-pocket expenses incurred in connection with such claims under such occurrence-based policies with respect to any “pre claim” deductible. HD agrees, at LiveWire’s request, to reasonably cooperate with LiveWire in the pursuit of such claims under the Shared Policies, in each case, at LiveWire’s sole cost and expense.

(b) Except as otherwise expressly provided in this Agreement or any Ancillary Agreement, from and after the Separation Time, LiveWire will acquire its own insurance policies covering the LiveWire Group and each of their respective directors, officers and employees.

(c) The provisions of this Agreement are not intended to and shall not relieve any insurer of any Liability under any policy.

(d) No member of the HD Group or any of its Affiliates will have any Liability whatsoever as a result of or in relation to the insurance policies, including the Shared Policies including as a result of (i) the level or scope of any insurance, (ii) the creditworthiness of any insurance carrier, (iii) the terms and conditions of any policy, (iv) the adequacy or timeliness of any notice to any insurance carrier with respect to any claim or potential claim; (v) the administration, pursuit, or collection with respect to any claim; or (vi) the unavailability or denial of coverage for any other reason.

(e) HD and the members of the HD Group, as applicable, will continue to own all insurance policies, insurance Contracts, and other related insurance agreements of HD and members of the HD Group which are or were in effect at any time prior to the Separation Time, including the Shared Policies.

(f) This Agreement shall not be considered as an attempted assignment of any policy of insurance or as a Contract of insurance and shall not be construed to waive any right or remedy of any members of the HD Group in respect of any insurance policy or any other Contract or policy of insurance.

(g) To the extent that any insurance policy provides for the reinstatement of policy limits, and both HD and LiveWire desire to reinstate such limits, the cost of reinstatement will be shared by HD and LiveWire as the Parties may agree. If either Party reasonably and in good faith determines that such reinstatement would not be beneficial, that Party shall not contribute to the cost of reinstatement.

(h) For purposes of this Agreement, “Covered Matter” shall mean any matter with respect to which any member of the LiveWire Group (or its Affiliates) is entitled to pursue coverage under any Shared Policy pursuant to Section 2.7(a). If LiveWire receives notice or otherwise learns of any Covered Matter, LiveWire shall promptly give HD written notice thereof. Any such notice shall describe the Covered Matter in reasonable detail. With respect to each Covered Matter and any Joint Claim, LiveWire shall have sole responsibility for reporting the claim to the insurance carrier and will provide a copy of such report to HD.

(i) Each of LiveWire and HD will share such information as is reasonably necessary in order to permit the other Party to manage and conduct its insurance matters in an orderly fashion and provide the other Party with any assistance that is reasonably necessary or beneficial in connection with such Party’s insurance matters.

2.8 Guarantees, Letters of Credit and Other Obligations.

(a) Prior to the Separation Time, HD shall (with the reasonable cooperation of the applicable members of the HD Group) use its commercially reasonable efforts to, effective as of the Separation Time, have the applicable members of the LiveWire Group removed as guarantor of or obligor for the HD Liabilities arising after the Separation Time. Prior to the Separation Time, LiveWire shall (with the reasonable cooperation of the applicable members of the LiveWire Group) use its commercially reasonable efforts to, effective as of the Separation Time, have the applicable members of the HD Group removed as guarantor of or obligor for the LiveWire Liabilities arising after the Separation Time.

(b) At or prior to the Separation Time, (i) to the extent required to obtain a release from a guarantee, letter of credit or other obligation of the applicable member of the LiveWire Group with respect to the HD Liabilities arising after the Separation Time, HD shall execute a substitute document in the form of any such existing guarantee or letter of credit, as applicable, or such other form as is agreed to by the relevant parties to such guarantee agreement, letter of credit or other obligation, except to the extent that such existing guarantee contains representations, covenants or other terms or provisions either (A) with which HD would be reasonably unable to comply or (B) which would be reasonably expected to be breached and (ii) to the extent required to obtain a release from a guarantee, letter of credit or other obligation of any member of the HD Group with respect to the LiveWire Liabilities arising after the Separation Time, LiveWire shall execute a substitute document in the form of any such existing guarantee or letter of credit, as applicable, or such other form as is agreed to by the relevant parties to such guarantee agreement, letter of credit or other obligation, except to the extent that such existing guarantee contains representations, covenants or other terms or provisions either (A) with which LiveWire would be reasonably unable to comply or (B) which would be reasonably expected to be breached.

(c) If the Parties are unable to obtain, or to cause to be obtained, any such required removal as set forth in clauses (a) and (b) of this Section 2.8 prior to the Separation Time, (i) (x) HD shall (with the reasonable cooperation of the applicable members of the HD Group) use its commercially reasonable efforts to have the applicable members of the LiveWire Group removed as guarantor of or obligor for the HD Liabilities arising after the Separation Time and (y) LiveWire shall (with the reasonable cooperation of the applicable members of the LiveWire Group) use its commercially reasonable efforts to have the applicable members of the HD Group removed as guarantor of or obligor for the LiveWire Liabilities arising after the Separation Time (ii) with respect to the HD Liabilities, until such required removal, (A) HD shall, and shall cause the other members of the HD Group to, indemnify, defend and hold harmless each member of the LiveWire Group from and against any Liability arising from or relating to such guarantee, letter of credit or other obligation, as applicable, and shall, as agent or subcontractor for the applicable LiveWire Group guarantor or obligor, pay, perform and discharge fully all of the obligations or other Liabilities of such guarantor or obligor thereunder, and (B) HD shall not, and shall cause the other members of the HD Group not to, agree to renew or extend the term of, increase any obligations under, or transfer to a third Person, any loan, guarantee, letter of credit, lease, contract or other obligation for which a member of the LiveWire Group is or may be liable unless all obligations of the members of the LiveWire Group with respect thereto are thereupon terminated by documentation satisfactory in form and substance to LiveWire in its sole and absolute discretion and (iii) with respect to the LiveWire Liabilities until such required removal, (A) LiveWire shall, and shall cause the other members of the LiveWire Group to, indemnify, defend and hold harmless each member of the HD Group for any Liability arising from or relating to such guarantee, letter of credit or other obligation, as applicable, and shall, as agent or subcontractor for the applicable HD Group guarantor or obligor, pay, perform and discharge fully all of the obligations or other Liabilities of such guarantor or obligor thereunder, and (B) except as it relates to a Shared Contract or a Shared Permit, LiveWire shall not, and shall cause the other members of the LiveWire Group not to, agree to renew or extend the term of, increase any obligations under, or transfer to a third Person, any loan, guarantee, letter of credit, lease, contract or other obligation for which a member of the HD Group is or may be liable unless all obligations of the members of the HD Group with respect thereto are thereupon terminated by documentation satisfactory in form and substance to HD in its sole and absolute discretion.

ARTICLE III.

EXCHANGE OF INFORMATION; CONFIDENTIALITY

3.1 Agreement for Exchange of Information. Except as otherwise provided in any Ancillary Agreement, each of HD and LiveWire, on behalf of itself and the members of its respective Group, shall use commercially reasonable efforts to provide or make available, or cause to be provided or made available, to the other Party, at any time before or after the Separation Time, as soon as reasonably practicable but in no event later than thirty (30) days after written request therefor, any Information (or a copy thereof) in the possession or under the control of either Party or any of the members of its Group to the extent that: (i) such Information relates to the LiveWire Business or any LiveWire Asset or LiveWire Liability, if LiveWire is the requesting party, or to the Harley Business or any HD Asset or HD Liability, if HD is the requesting party; (ii) such Information is required by the requesting party to comply with its obligations under this Agreement or any Ancillary Agreement; or (iii) such Information is required by the requesting party to comply with any obligation imposed by any Governmental Entity; provided, however, that, in the event that the Party to whom the request has been made determines that any such provision of Information could be commercially detrimental, violate any Law or agreement or waive any attorney-client privilege, then the Parties shall use commercially reasonable efforts to permit compliance with such obligations to the extent and in a manner that avoids any such harm or consequence. The Party providing Information pursuant to this Section 3.1 shall only be obligated to provide such Information in the form, condition and format in which it then exists and in no event shall such Party be required to perform any improvement, modification, conversion, updating or reformatting of any such Information, and nothing in this Section 3.1 shall expand the obligations of the Parties under Section 3.4. All Information provided pursuant to this Section 3.1 shall be subject to the obligations set forth In Section 3.9.

3.2 Ownership of Information. Any Information owned by one Group that is provided to a requesting Party pursuant to Section 3.1 or 3.7 shall remain the property of the providing Party. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such Information.

3.3 Compensation for Providing Information. The Party requesting Information agrees to reimburse the other Party for the reasonable and documented out-of-pocket costs, if any, of gathering, copying, transporting and otherwise complying with the request with respect to such Information (including any reasonable and documented out-of-pocket costs and expenses incurred in any review of Information for purposes of protecting the privileged Information of the providing Party or in connection with the restoration of backup media for purposes of providing the requested Information).

3.4 Record Retention.

(a) The Parties agree and acknowledge that following the Separation Time, it is likely that each Party will have some of the Tangible Information of the other Party stored at its facilities or at Third Party records storage locations arranged for by such Party (each, a “Records Facility”) and the cost of any Third Party Records Facility where Tangible Information belonging to both members of the HD Group, on the one hand, and members of the LiveWire Group, on the other hand, is stored shall be split proportionally between the HD Group and the LiveWire Group.

(b) For a period of seven (7) years following the Separation Time, each Party shall use the same degree of care (but no less than a reasonable degree of care) as it takes to preserve confidentiality for its own similar Information: (i) to maintain the Stored Records at its Record Facility in accordance with its regular records retention policies and procedures and the terms of this Section 3.4; and (ii) to comply with the requirements of any “litigation hold” that relates to Stored Records at its Record Facility that relates to (x) any Action that is pending as of the Separation Time or (y) any Action that arises or becomes threatened or reasonably anticipated after the Separation Time as to which the Party storing such Stored Records has received a written notice of the applicable “litigation hold” from the other Party; provided, that such other Party shall be obligated to provide the Party storing such Stored Records with timely notice of the termination of such “litigation hold.”

3.5 [Reserved].

3.6 Other Agreements Providing for Exchange of Information.

(a) The rights and obligations granted under this Article III are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange, retention or confidential treatment of Information set forth herein or any Ancillary Agreement.

(b) Either Party that receives, pursuant to a request for Information in accordance with this Article III, Tangible Information that is not relevant to its request shall (i) return it to the providing Party or, at the providing Party’s request, destroy such Tangible Information and (ii) deliver to the providing Party a certificate certifying that such Tangible Information was returned or destroyed, as the case may be, which certificate shall be signed by an authorized Representative of the requesting Party.

(c) When any Tangible Information provided by one Party to the other Party (other than Tangible Information provided pursuant to Section 3.4) is no longer needed for the purposes contemplated by this Agreement or any Ancillary Agreement or is no longer required to be retained by applicable Law, the receiving Party shall promptly, after request of the other Party, either return to the other Party all Tangible Information in the form in which it was originally provided (including all copies thereof and all notes, extracts or summaries based thereon) or, if the providing Party has requested that the other Party destroy such Tangible Information or the receiving Party has chosen to destroy such Tangible Information, certify to the other Party that it has destroyed such Tangible Information (and such copies thereof and such notes, extracts or summaries based thereon); provided, that this obligation to return or destroy such Tangible Information shall not apply to any Tangible Information solely related to the receiving Party’s business, Assets, Liabilities, operations or activities.

3.7 Auditors and Audits. From and after the Separation Time, each Party shall provide or provide access to the other Party on a timely basis, all information reasonably required to meet its schedule for the preparation, printing, filing, and public dissemination of its annual financial statements and for management’s assessment of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting in accordance with, as applicable, Items 307 and 308, respectively, of Regulation S-K promulgated by the SEC and, to the extent applicable to such Party, its auditor’s audit of its internal control over financial reporting and management’s assessment thereof in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC’s and Public Company Accounting Oversight Board’s rules and auditing standards thereunder.

3.8 Privileged Matters.

(a) The Parties recognize that legal and other professional services that have been and shall be provided prior to the Separation Time have been and shall be rendered for the collective benefit of each of the members of the HD Group and the LiveWire Group, and that each of the members of the HD Group and the LiveWire Group should be deemed to be the client with respect to such services for the purposes of asserting all privileges and immunities that may be asserted under applicable Law in connection therewith. The Parties recognize that legal and other professional services will be provided after the Separation Time, which services will be rendered solely for the benefit of the HD Group or the LiveWire Group, as the case may be.

(b) The Parties agree as follows:

(i) HD shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information, other than such Privileged Information that primarily relates to the LiveWire Business or LiveWire Liabilities, whether or not the Privileged Information is in the possession or under the control of a member of the HD Group or the LiveWire Group, and LiveWire Group agrees not to disclose any such Privileged Information to any Third Party;

(ii) LiveWire shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that primarily relates to the LiveWire Business or the LiveWire Liabilities, whether or not the Privileged Information is in the possession or under the control of a member of the HD Group or the LiveWire Group, and the HD Group agrees not to disclose any such Privileged Information to any Third Party; and

(iii) If the Parties do not agree as to whether certain information is Privileged Information, then such information shall be treated as Privileged Information, and the Party that believes that such information is Privileged Information shall be entitled to control the assertion or waiver of all privileges and immunities in connection with any such information until such time as it is finally judicially determined that such information is not Privileged Information or unless the Parties otherwise agree.

(c) [Reserved].

(d) Upon receipt by any member of the LiveWire Group of any subpoena, discovery or other request that would reasonably be expected to result in the production or disclosure of Information subject to a shared privilege or immunity or as to which HD or any of its Subsidiaries has the sole right hereunder to assert a privilege or immunity, or if LiveWire obtains knowledge that any of its, or any member of the LiveWire Group’s, current or former directors, officers, agents or employees have received any subpoena, discovery or other requests that would reasonably be expected to result in the production or disclosure of such Privileged Information, LiveWire shall promptly provide written notice to HD of the existence of the request (which notice shall be delivered to HD no later than five (5) Business Days following the receipt of any such subpoena, discovery or other request) and shall provide HD a reasonable opportunity to review the Information and to assert any rights it or they may have, including under this Section 3.8 or otherwise, to prevent the production or disclosure of such Privileged Information.

(e) Upon receipt by any member of the HD Group of any subpoena, discovery or other request that would reasonably be expected to result in the production or disclosure of Information subject to a shared privilege or immunity or as to which LiveWire or any member of the LiveWire Group has the sole right hereunder to assert a privilege or immunity, or if HD obtains knowledge that any of its, or any member of the HD Group’s, current or former directors, officers, agents or employees have received any subpoena, discovery or other requests that would reasonably be expected to result in the production or disclosure of such Privileged Information, HD shall promptly provide written notice to LiveWire of the existence of the request (which notice shall be delivered to LiveWire no later than five (5) Business Days following the receipt of any such subpoena, discovery or other request) and shall provide LiveWire a reasonable opportunity to review the Information and to assert any rights it or they may have, including under this Section 3.8 or otherwise, to prevent the production or disclosure of such Privileged Information.

(f) Any furnishing of, or access to, Information pursuant to this Agreement and the transfer of the Assets and retention of the LiveWire Assets by LiveWire are made and done in reliance on the agreement of the Parties set forth in this Section 3.8 and in Section 3.9 to maintain the confidentiality of Privileged Information and to assert and maintain all applicable privileges and immunities. The Parties agree that their respective rights to any access to information, witnesses and other Persons, the furnishing of notices and documents and other cooperative efforts between the Parties contemplated by this Agreement, and the transfer of Privileged Information between the Parties and members of their respective Group pursuant to this Agreement, shall not be deemed a waiver of any privilege that has been or may be asserted under this Agreement or otherwise. The Parties further agree that: (i) the inadvertent exchange or retention by one Party to the other Party of any Privileged Information shall not be deemed to constitute a waiver of any privilege or immunity that has been or may be asserted under this Agreement or otherwise with respect to such Privileged Information; and (ii) the Party receiving or retaining such Privileged Information shall promptly return or transfer, as the case may be, such Privileged Information to the Party who has the right to assert the privilege or immunity.

(g) In furtherance of, and without limitation to, the Parties’ agreement under this Section 3.8, HD and LiveWire shall, and shall cause their applicable Subsidiaries to, use reasonable efforts to maintain their respective separate and joint privileges and immunities.

3.9 Confidentiality.

(a) Confidentiality. From and after the Separation Time, subject to Section 3.10 and except as contemplated by or otherwise provided in this Agreement or any Ancillary Agreement, HD, on behalf of itself and each of its Subsidiaries, and LiveWire, on behalf of itself and each of its Subsidiaries, agrees to hold, and to cause its respective Representatives to hold, in strict confidence, with at least the same degree of care that applies to HD’s confidential and proprietary information pursuant to policies in effect as of the Separation Time, all confidential or proprietary Information concerning the other Party (or its business) and the other Party’s Subsidiaries (or their respective businesses) that is either in its possession (including confidential or proprietary Information in its possession prior to the Separation Time) or furnished by the other Party or the other Party’s Subsidiaries or their respective Representatives at any time pursuant to this Agreement or any Ancillary Agreement, and shall not use any such confidential or proprietary Information other than for such purposes as may be expressly permitted hereunder or thereunder, except, in each case, to the extent that such confidential or proprietary Information has been: (i) in the public domain or generally available to the public, other than as a result of a disclosure by such Party or any of its Subsidiaries or any of their respective Representatives in violation of this Agreement, (ii) later lawfully acquired from other sources by such Party or any of its Subsidiaries, which sources are not themselves bound by a confidentiality obligation or other contractual, legal or fiduciary obligation of confidentiality with respect to such confidential or proprietary Information or (iii) independently developed or generated without reference to or use of the respective proprietary or confidential Information of the other Party or any of its Subsidiaries. The foregoing restrictions shall not apply in connection with the enforcement of any right or remedy relating to this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby. If any confidential or proprietary Information of one Party or any of its Subsidiaries is disclosed to another Party or any of its Subsidiaries in connection with providing services to such first Party or any of its Subsidiaries under this Agreement or any Ancillary Agreement, then such disclosed confidential or proprietary Information shall be used only as required to perform such services.

(b) No Release; Return or Destruction. Each Party agrees not to release or disclose, or permit to be released or disclosed, any confidential or proprietary Information of the other Party addressed in Section 3.9(a) to any other Person, except its Representatives who need to know such Information in their capacities as such (who shall be advised of their obligations hereunder with respect to such Information), and except in compliance with Section 3.10. Without limiting the foregoing, when any Information furnished by the other Party after the Separation Time pursuant to this Agreement or any Ancillary Agreement is no longer needed for the purposes contemplated by this Agreement or any Ancillary Agreement, each Party shall, at its option, promptly after receiving a written notice from the disclosing Party, either return to the disclosing Party all such Information in a tangible form (including all copies thereof and all notes, extracts or summaries based thereon) or certify to the disclosing Party that it has destroyed such Information (and such copies thereof and such notes, extracts or summaries based thereon); provided, however, that a Party shall not be required to destroy or return any such Information to the extent that (i) the Party is required to retain the Information in order to comply with any applicable Law, (ii) the Information has been backed up electronically pursuant to the Party’s standard document retention policies and will be managed and ultimately destroyed consistent with such policies or (iii) it is kept in the Party’s legal files for purposes of resolving any dispute that may arise under this Agreement or any Ancillary Agreement.

(c) Third-Party Information; Privacy or Data Protection Laws. Each Party acknowledges that it and its respective Subsidiaries may presently have and, after the Separation Time, may gain access to or possession of confidential or proprietary Information of, or personal Information relating to, Third Parties: (i) that was received under confidentiality or non-disclosure agreements entered into between such Third Parties, on the one hand, and the other Party or the other Party’s Subsidiaries, on the other hand, prior to the Separation Time or (ii) that, as between the two parties, was originally collected by the other Party or the other Party’s Subsidiaries and that may be subject to and protected by privacy, data protection or other applicable Laws. Each Party agrees that it shall hold, protect and use, and shall cause its Subsidiaries and its and their respective Representatives to hold, protect and use, in strict confidence the confidential and proprietary Information of, or personal Information relating to, Third Parties in accordance with privacy, data protection or other applicable Laws and the terms of any agreements that were either entered into before the Separation Time or affirmative commitments or representations that were made before the Separation Time by, between or among the other Party or the other Party’s Subsidiaries, on the one hand, and such Third Parties, on the other hand.

(d) Nothing in this Section 3.9 shall prevent or limit the ability of LiveWire to use or disclose the LiveWire Business Records and other confidential or proprietary information primarily related to the LiveWire Business from and after the Separation Time. Nothing in this Section 3.9 shall prevent or limit the ability of HD to use or disclose confidential or proprietary information exclusively related to the Harley Business.

3.10 Protective Arrangements. In the event that either Party or any of its Subsidiaries is requested or required (by oral question, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) by any Governmental Entity or pursuant to applicable Law or the rules of any stock exchange on which the shares of the Party or any member of its Group are traded to disclose or provide any confidential or proprietary Information of the other Party (other than with respect to any such Information furnished pursuant to the provisions of Section 3.1 or 3.7, as applicable) that is subject to the confidentiality provisions hereof, such Party shall provide the other Party with written notice of such request or demand (to the extent legally permitted) as promptly as practicable under the circumstances so that such other Party shall have an opportunity to seek an appropriate protective order, at such other Party’s own cost and expense. In the event that such other Party fails to receive such appropriate protective order in a timely manner and the Party receiving the request or demand reasonably determines that its failure to disclose or provide such Information shall actually prejudice the Party receiving the request or demand, then the Party that received such request or demand may thereafter disclose or provide Information to the extent required by such Law (as so advised by its counsel) or by lawful process or such Governmental Entity, and the disclosing Party shall promptly provide the other Party with a copy of the information so disclosed, in the same form and format so disclosed, together with a list of all Persons to whom such information was disclosed, in each case to the extent legally permitted.

ARTICLE IV.

FURTHER ASSURANCES AND ADDITIONAL COVENANTS

4.1 Further Assurances.

(a) In addition to the actions specifically provided for elsewhere in this Agreement, each of the Parties hereto shall use its commercially reasonable efforts, prior to, on and after the Separation Time, to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable on its part under applicable Laws, regulations and agreements, to consummate and make effective the Transactions.

(b) Without limiting the foregoing, prior to, on and after the Separation Time, each Party hereto shall cooperate with each other Party hereto, and without any further consideration, but at the expense of the requesting Party, to execute and deliver, or use its commercially reasonable efforts to cause to be executed and delivered, all instruments, including instruments of conveyance, assignment and transfer, and to make all filings with, and to obtain or make any Approvals or Notifications of, any Governmental Entity or any other Person under any permit, license, agreement, indenture or other instrument (including any Third Party consents or Governmental Approvals), and to take all such other actions as such Party may reasonably be requested to take by any other Party hereto from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement and the transfers of the LiveWire Assets and the assignment and assumption of the LiveWire Liabilities and the other transactions contemplated hereby and thereby. Without limiting the foregoing, each Party shall, at the reasonable request, cost and expense of any other Party, take such other actions as may be reasonably necessary to vest in such other Party all of the transferring Party’s right, title and interest to the Assets allocated to such Party by this Agreement, in each case, if and to the extent it is practicable to do so.

(c) On or prior to the Separation Time, HD and LiveWire in their respective capacities as direct and indirect shareholders of their respective Subsidiaries, shall each ratify any actions that are reasonably necessary or desirable to be taken by any Subsidiary of HD or Subsidiary of LiveWire, as the case may be, to effectuate the Transactions.

4.2 Performance. HD shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement to be performed by any member of the HD Group. LiveWire shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement to be performed by any member of the LiveWire Group. Each Party (including its permitted successors and assigns) further agrees that it shall cause all of the other members of its Group not to take, or omit to take, any action which action or omission would violate or cause such Party to violate this Agreement or materially impair such Party’s ability to consummate the transactions contemplated hereby or thereby.

4.3 Mail Forwarding. HD agrees that following the Separation Time it shall use its commercially reasonable efforts to promptly forward to LiveWire any correspondence relating to the LiveWire Business (or a copy thereof to the extent such correspondence relates to both the Harley Business and the LiveWire Business) that is delivered to HD and LiveWire agrees that following the Separation Time it shall use its commercially reasonable efforts to promptly forward to HD any correspondence relating to the Harley Business (or a copy thereof to the extent such correspondence relates to both the Harley Business and the LiveWire Business) that is delivered to LiveWire.

4.4 Order of Precedence. The Parties acknowledge and confirm that, notwithstanding anything to the contrary in the Transfer Documents, (i) to the extent that any provision of the Transfer Documents conflicts with this Agreement, this Agreement shall be deemed to control with respect to the subject matter thereof and (ii) the Transfer Documents shall not be deemed in any way to amend, expand, restrict or otherwise modify such parties’ rights and obligations set forth in this Agreement. Further, except as expressly provided in this Agreement, to the extent there is any inconsistency between this Agreement and the Employee Matters Agreement and such inconsistency relates to the allocation between HD and LiveWire (among them or their subsidiaries) of Assets or Liabilities, the terms of the Employee Matters Agreement shall prevail.

4.5 HD Specified Marks.

(a) Notwithstanding any inference or prior course of conduct to the contrary and except as provided in this Section 4.5 or in the Trademark License Agreement:

(i) LiveWire acknowledges and agrees that the HD Specified Marks are owned solely by the HD Group, and that none of the LiveWire Group shall have any right, title or interest in and to the HD Specified Marks; and

(ii) following the Separation, the LiveWire Group shall not: (A) use any of the HD Specified Marks; (B) seek to register any HD Specified Marks, (C) challenge any rights of the HD Group in any HD Specified Marks or their rights to register the same; (D) challenge the validity or enforceability of any of the HD Specified Marks; or (E) assist any third party in connection with any of the foregoing.

(b) In furtherance of LiveWire’s obligations in Section 4.5(a) above, except as provided in the Trademark License Agreement, as soon as possible following the Separation but not later than 180 days thereafter, the LiveWire Group shall remove and change signage, change and substitute promotional or advertising material in whatever medium, change stationery and packaging and take all such other steps as may be required or appropriate to cease all use of the HD Specified Marks; provided, however, that the LiveWire Group shall not be in violation of this Section 4.5 by reason of:

(i) the appearance of the HD Specified Marks in or on any tools, dies, equipment, engineering/manufacturing drawings, manuals, work sheets, operating procedures, other written materials or other LiveWire Assets that are used for internal purposes only in connection with the LiveWire Business; provided that LiveWire reasonably endeavors to remove such appearances of the HD Specified Marks in the ordinary course of the operation of the LiveWire Business;

(ii) the appearance of the HD Specified Marks in or on any third party’s publications, marketing materials, brochures, instruction sheets, equipment or products that were distributed in the ordinary course of business or pursuant to a Contract prior to the Separation, and that generally are in the public domain, or any other similar uses by any such third party over which none of the LiveWire Group have control; or

(iii) the use by the LiveWire Group of the HD Specified Marks in a non-trademark manner for purposes of notifying customers or the general public of the Separation.

4.6 Non-Solicitation. For a period of three (3) years after the Separation Time, HD shall not (without the prior written consent of LiveWire), and shall cause its controlled Affiliates not to, directly or indirectly, hire or intentionally induce or encourage any Person who is employed by LiveWire or any of its Subsidiaries or engaged as an independent contractor by LiveWire or any of its Subsidiaries as of the Separation Time, to terminate such Person’s employment or engagement with LiveWire or any of its Subsidiaries. For a period of three (3) years after the Separation Time, LiveWire shall not (without the prior written consent of HD), and shall cause its controlled Affiliates not to, directly or indirectly, hire or intentionally induce or encourage any Person who is employed by HD or any of its Subsidiaries or engaged as an independent contractor by HD or any of its Subsidiaries as of the Separation Time, to terminate such Person’s employment or engagement with HD or any of its Subsidiaries. For the avoidance of doubt and notwithstanding the foregoing, as of the Separation Time, Jochen Zeitz is anticipated to serve as the co-Chief Executive Officer of HD and LiveWire, and the Parties expressly intend and agree that at any time following the Separation Time, the hiring of Mr. Zeitz by HD or LiveWire as the sole Chief Executive Officer of HD or LiveWire, respectively, and the termination of his employment with the other Party in connection therewith, shall not be subject to the restrictions set forth in this Section 4.6.

4.7 Ancillary Agreements. The Parties acknowledge and agree that concurrently with the Closing of the Transactions, (a) the Parties and certain of their Affiliates will enter into one or more of the Ancillary Agreements that will be effective from and after the Closing, and (b) nothing in this Agreement shall be deemed to conflict with or otherwise impair, limit or otherwise diminish the benefits provided under such Ancillary Agreements or otherwise limit a Party’s remedies under such Ancillary Agreements.

ARTICLE V.

TERMINATION

5.1 Termination. This Agreement may be terminated at any time prior to the Separation Time by the HD Board with the prior written consent of the SPAC; provided, that, in the event the SPAC Business Combination Agreement is validly terminated, this Agreement shall automatically terminate without further action by the Parties. In the event that this Agreement is terminated, subject to Section 12.2 of the SPAC Business Combination Agreement, this Agreement shall become null and void and no Party, nor any Party’s directors, officers or employees, shall have any Liability of any kind to any Person by reason of this Agreement. After the Separation Time, this Agreement may not be terminated except by an agreement in writing signed by HD and LiveWire.

5.2 Effect of Termination. In the event of any termination of this Agreement prior to the Separation Time, no Party (nor any of its directors, officers or employees) shall have any Liability or further obligation to the other Party by reason of this Agreement; provided, that the foregoing provisions shall not affect or otherwise limit any Liability that expressly survives the termination of the SPAC Business Combination Agreement (in accordance with the express terms of the SPAC Business Combination Agreement).

ARTICLE VI.

MISCELLANEOUS

6.1 Corporate Power.

(a) HD represents on behalf of itself and each other member of the HD Group, and LiveWire represents on behalf of itself and each other member of the LiveWire Group, as follows:

(i) each such Person has the requisite corporate or other applicable power and authority and has taken all corporate or other applicable action necessary in order to execute, deliver and perform this Agreement and each Ancillary Agreement to which it is a party and to consummate the transactions contemplated hereby; and

(ii) this Agreement and each Ancillary Agreement to which it is a party has been or will be duly executed and delivered by it and constitutes or will constitute a valid and binding agreement of it enforceable in accordance with the terms thereof.

(b) Each Party acknowledges that it and the other Party may execute this Agreement by .pdf, electronic, facsimile, stamp or mechanical signature. Each Party expressly adopts and confirms each such .pdf, electronic, facsimile, stamp or mechanical signature made in its respective name as if it were a manual signature, agrees that it shall not assert that any such signature is not adequate to bind such Party to the same extent as if it were signed manually and agrees that at the reasonable request of the other Party at any time it shall as promptly as reasonably practicable cause this Agreement to be manually executed (any such execution to be as of the date of the initial date thereof).

6.2 Tax Matters.

(a) Property Taxes.

(i) The HD Group shall be responsible for and shall promptly pay when due all Property Taxes levied with respect to the LiveWire Assets or the LiveWire Business attributable to any Pre-Separation Time Tax Period, and the LiveWire Group shall be responsible for and shall promptly pay when due all Property Taxes levied with respect to the LiveWire Assets or the LiveWire Business attributable to any Post-Separation Time Tax Period.

(ii) All Property Taxes levied with respect to the LiveWire Assets for a Straddle Period shall be apportioned between the HD Group and the LiveWire Group based on the number of days of such Straddle Period included in the Pre-Separation Time Tax Period and the number of days of such Straddle Period included in the Post-Separation Time Tax Period. The HD Group shall be responsible for the proportionate amount of such Property Taxes that is attributable to the Pre-Separation Time Tax Period, and the LiveWire Group shall be liable for the proportionate amount of such Property Taxes that is attributable to the Post-Separation Time Tax Period.

(iii) Upon receipt of any bill for such Property Taxes, HD or LiveWire, as applicable, shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 6.2 together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the Party owing it to the other within ten (10) days after delivery of such statement. In the event that a member of the HD Group or the LiveWire Group makes any payment for which it is entitled to reimbursement under this Section 6.2, the applicable Party shall make such reimbursement promptly but in no event later than ten (10) days after the presentation of a statement setting forth the amount of reimbursement to which the presenting Party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement.

(iv) LiveWire shall be entitled to any refund (and any interest thereon received from the applicable Tax authority) of Property Taxes for which LiveWire is liable hereunder, and HD shall be entitled to any refund (and any interest thereon received from the applicable Governmental Entity) of Property Taxes for which HD is liable hereunder. The applicable Party receiving a refund to which another Party is entitled hereunder shall pay over such refund to such other Party within ten (10) days after such refund is received.

(b) Straddle Periods. For purposes of this Agreement, Taxes (or related refunds or similar assets) for any Straddle Period shall be allocated (1) in the case of any Taxes based on or measured by income, receipts, sales, or any other transaction-based Taxes, on an interim closing of the books basis as of the end of the Closing Date (and, for such purpose, assuming that the taxable period of any of the LiveWire Group entities that is a partnership or other pass-through entity for Tax purposes terminates at such time, and allocating any periodic items on a daily pro rata basis) and (2) the amount of any other Taxes in a manner consistent with the principles of Section 6.2(a)(ii).

(c) Intended Tax Treatment. The parties hereto intend that the Transactions, any private placement, any portion of the HD Backstop Amount contributed and any other contributions to HoldCo in connection with the Transactions shall be treated as part of a single integrated plan for U.S. federal (and applicable state and local Tax purposes). The parties shall report the Transactions in a manner consistent with the Intended Tax Treatment, and shall take no position before any taxing authority or any other Person that is inconsistent with the Intended Tax Treatment unless otherwise required by a “determination” that is final within the meaning of Section 1313 of the Code; provided, however, that neither Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise and/or settle any Tax audit, claim or similar proceedings in connection with the Intended Tax Treatment.

(d) Transfer Taxes. All transfer, documentary, sales, use, real property, stamp duty, stamp duty reserve tax, registration and other similar Taxes, fees and costs (including any associated penalties and interest) incurred in connection with the Separation (“Transfer Taxes”) shall be borne by HD and paid when due. Each of the Parties shall (i) cooperate to obtain any additional confirmations from any relevant Governmental Entity in relation to Transfer Taxes that they consider (acting reasonably) to be necessary in connection with the Separation and (ii) cooperate and file, at the expense of HD, all necessary Tax Returns with respect to all such Transfer Taxes.

(e) Tax Returns. To the extent reasonably requested by any other party, the parties agree to furnish or cause to be furnished to each other, upon request and as promptly as reasonably practicable, such information and assistance as is reasonably necessary for the filing of any Tax Return, or the conduct of any audit or dispute with any taxing authority for Pre-Separation Time Tax Periods (a “Tax Proceeding”), and the parties shall reasonably cooperate with each other in the conduct of any such Tax Proceeding. Notwithstanding anything herein to the contrary, but subject to the terms of the Tax Matters Agreement, (i) in no event will HD be required to provide the LiveWire Group with any Tax Returns of HD, its Affiliates (other than a member of the LiveWire Group), or any combined, unitary, or consolidated group of which any of the foregoing is or was a member and (ii) in no event will Holdco or any member of the LiveWire Group be required to provide HD with any Tax Returns of any member of the LiveWire Group (or any consolidated, combined or unitary group consisting only of member of the LiveWire Group) for any Tax period beginning after the Closing Date.

(f) All tax sharing or similar agreements to which any member of the LiveWire Group is party (other than customary commercial contracts, the principal purpose of which is not the allocation or sharing of any Tax and the Tax Matters Agreement) shall be terminated as of the Separation Time.

(g) In the event of any conflict between the provisions of this Agreement and the Tax Matters Agreement, the provisions of the Tax Matters Agreement shall control for the period during which the Tax Matters Agreement is in effect.

6.3 Modification or Amendments. Subject to the provisions of applicable Law, and except as otherwise provided in this Agreement, this Agreement may be amended, modified or supplemented only by written instrument signed by the authorized representative of the Party against whom it sought to enforce such waiver, amendment, supplement or modification is sought to be enforced. In addition, until the earlier of (i) the termination of the SPAC Business Combination Agreement in accordance with its terms and (ii) the Closing, no such amendment, modification or supplement that shall be effective without the prior written consent of the SPAC.

6.4 Waivers of Default. Waiver by a Party of any default by the other Party of any provision of this Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default, nor shall it prejudice the rights of the other Party. No failure or delay by a Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege. In addition, until the earlier of (i) the termination of the SPAC Business Combination Agreement in accordance with its terms and (ii) the Closing, no such waiver shall be effective without the prior written consent of the SPAC.

6.5 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

6.6 Governing Law. This Agreement (and any claims or disputes arising out of or related hereto or to the transactions contemplated hereby or to the inducement of any Party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware, irrespective of the choice of laws principles of the State of Delaware, including all matters of validity, construction, effect, enforceability, performance and remedies.

6.7 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid or by prepaid overnight courier (providing written proof of delivery), or by electronic mail (with confirmed receipt), addressed as follows:

If to HD, to:

3700 W. Juneau

Milwaukee, WI 53217

Attention: Chief Legal Officer

Email: Paul.Krause@harley-davidson.com and H-

DGeneralCounsel@harley-davidson.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, IL 60611

Attention: Ryan Maierson

Email: ryan.maierson@lw.com

Attention: Jason Morelli

Email: jason.morelli@lw.com

If to LiveWire, to:

If to LiveWire, to:

LiveWire

3700 W. Juneau

Milwaukee, WI 53217

Attention: Chief Legal Officer

Email: Paul.Krause@harley-davidson.com and H-

DGeneralCounsel@harley-davidson.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, IL 60611

Attention: Ryan Maierson

Email: ryan.maierson@lw.com

Attention: Jason Morelli

Email: jason.morelli@lw.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

6.8 Entire Agreement. This Agreement (including any exhibits hereto), the SPAC Business Combination Agreement (and any exhibits, schedules or other ancillary documents thereto), and the other Ancillary Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof.

6.9 No Third-Party Beneficiaries. Except for as otherwise provided in Section 2.1: (a) the provisions of this Agreement are solely for the benefit of the Parties and are not intended to confer upon any Person (including any shareholders of HD or shareholders of LiveWire) except the Parties hereto any rights or remedies hereunder; and (b) there are no third-party beneficiaries of this Agreement and this Agreement shall not provide any third Person (including any shareholders of HD or shareholders of LiveWire) with any remedy, claim, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement. Notwithstanding the foregoing, the SPAC shall be a third-party beneficiary of the rights of LiveWire to enforce the Separation pursuant to Section 7.6 of the SPAC Business Combination Agreement and under this Agreement where expressly provided such right in Sections 5.1, 6.3, 6.4 and 6.13.

6.10 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

6.11 Interpretation. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Schedule or Exhibit, such reference shall be to a Section of, Schedule to or Exhibit to this Agreement unless otherwise indicated. Whenever the words

“include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” For purposes of this Agreement, whenever the context requires the singular number shall include the plural, and vice versa. All references in this Agreement to “$” are intended to refer to United States dollars. Any reference to a particular Law means such Law as amended, modified or supplemented (including all rules and regulations promulgated thereunder) and, unless otherwise provided, as in effect from time to time.

6.12 Defined Terms. Capitalized terms used and not otherwise defined herein shall have the meanings specified or referred to in Annex I.

6.13 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by either Party without the prior written consent of the other Party, provided that any permitted assignment will not relieve any Party of its obligations under this Agreement; provided, further, that until the earlier of the (i) the termination of the SPAC Business Combination Agreement in accordance with its terms and (ii) the Closing, no assignment shall be permitted without the prior written consent of the SPAC. Any attempted or purported assignment in violation of the preceding sentence shall be null and void and of no effect whatsoever. Subject to the preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

6.14 Specific Performance.

(a) Subject to Article IV, the Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the specific terms hereof or were otherwise breached. It is accordingly agreed that prior to the termination of this Agreement in accordance with Article V, the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (without necessity of posting bond or other security (any requirements therefor being expressly waived)), this being in addition to any other remedy to which they are entitled at Law or in equity.

(b) Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief as provided herein on the basis that (i) the other Party has an adequate remedy at Law or (ii) an award of specific performance is not an appropriate remedy for any reason at Law or equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

6.15 Expenses. Except as otherwise provided in this Agreement, the expenses and costs incurred in connection with this Agreement and the Separation shall be borne by HD and treated as a Transaction Expense (as defined in the SPAC Business Combination Agreement) in accordance with the SPAC Business Combination Agreement.

6.16 Survival of Covenants. Except as expressly set forth in this Agreement the covenants, representations and warranties contained in this Agreement, and liability for the breach of any obligations contained herein or therein, shall survive the Separation Time and shall remain in full force and effect in accordance with their terms.

6.17 Construction. This Agreement shall be construed as if jointly drafted by the Parties and no rule of construction or strict interpretation shall be applied against either Party. The Parties represent that this Agreement is entered into with full consideration of any and all rights which the Parties may have. The Parties have conducted such investigations they thought appropriate, and have consulted with such advisors as they deemed appropriate regarding this Agreement and their rights and asserted rights in connection therewith. The Parties are not relying upon any representations or statements made by the other Party, or such other Party’s employees, agents, representatives or attorneys, regarding this Agreement, except to the extent such representations are expressly set forth or incorporated in this Agreement. The Parties are not relying upon a legal duty, if one exists, on the part of the other Party (or such other Party’s employees, agents, representatives or attorneys) to disclose any information in connection with the execution of this Agreement or their preparation, it being expressly understood that neither Party shall ever assert any failure to disclose information on the part of the other Party as a ground for challenging this Agreement.

6.18 Performance. Subject to Section 4.2, each Party shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary or Affiliate of such Party.

6.19 No Admission of Liability. The allocation of Assets and Liabilities herein is solely for the purpose of allocating such Assets and Liabilities between HD and LiveWire and is not intended as an admission of liability or responsibility for any alleged liabilities vis-à-vis any Third Party, including with respect to the liabilities of any non-wholly owned subsidiary of HD or LiveWire.

6.20 Limited Liability of Shareholders. Notwithstanding any other provision of this Agreement, no individual who is a shareholder, director, employee, officer, agent or representative of HD or LiveWire, in such individual’s capacity as such, shall have any liability in respect of or relating to the covenants or obligations of HD or LiveWire, as applicable, under this Agreement or in respect of any certificate delivered with respect hereto, to the fullest extent legally permissible, each of HD or LiveWire, for itself and its respective Subsidiaries and its and their respective shareholders, directors, employees and officers, waives and agrees not to seek to assert or enforce any such liability that any such Person otherwise might have pursuant to applicable Law.

6.21 Limitations of Liability. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, NEITHER HD NOR ITS AFFILIATES, ON THE ONE HAND, NOR LIVEWIRE NOR ITS AFFILIATES, ON THE OTHER HAND, SHALL BE LIABLE UNDER THIS AGREEMENT TO THE OTHER FOR ANY INCIDENTAL CONSEQUENTIAL, SPECIAL, INDIRECT, PUNITIVE, EXEMPLARY, REMOTE, SPECULATIVE OR SIMILAR DAMAGES IN EXCESS OF COMPENSATORY DAMAGES OF THE OTHER ARISING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (OTHER THAN ANY SUCH LIABILITY WITH RESPECT TO INDEMNIFICATION OF SUCH DAMAGES PAID BY AN INDEMNITEE IN RESPECT OF A THIRD PARTY CLAIM).

6.22 Consent to Jurisdiction; WAIVER OF JURY TRIAL.

(a) This Agreement, together with any Action, dispute, remedy or other proceeding arising from or relating to this Agreement or the transactions contemplated hereby or any relief or remedies sought by any Parties hereto (whether in contract, tort or statute), and the rights and obligations of the parties hereunder, shall be governed by and construed in accordance with the laws of the State of Delaware for contracts made and to be fully performed in such state, without giving effect to any conflicts of laws rules, principles or regulations that would require the application of the laws of another jurisdiction. The state and federal courts located within the State of Delaware (the “Chosen Courts”) shall have exclusive jurisdiction over any and all disputes between the parties hereto, whether in law or in equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the parties hereto consent to and agree to subject to the exclusive jurisdiction of such Chosen Courts.

(b) THE PARTIES HEREBY WAIVE TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, AND SHALL NOT ASSERT IN ANY SUCH DISPUTE, ANY CLAIM THAT: (A) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS; (B) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS; OR (C) ANY ACTION OR OTHER PROCEEDING COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM. THE MAILING OF PROCESS OF OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 6.7 (OR IN SUCH

OTHER MANNER AS MAY BE PERMITTED BY LAW) SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER PROVIDED HEREIN. THE PARTIES HEREBY IRREVOCABLY WAIVE ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives.

HARLEY-DAVIDSON, INC.

By:
Name:
Title:

[Signature Page to Separation Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives.

LIVEWIRE EV, LLC

By:
Name:
Title:

[Signature Page to Separation Agreement]

ANNEX I:

Defined Terms

“Action” means any demand, action, claim, complaint, dispute, suit, countersuit, arbitration, inquiry, subpoena, proceeding, audit or investigation of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any Governmental Entity or in any arbitration or mediation.

“Affiliate” means, when used with respect to a specified Person, a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person. For the purpose of this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise. It is expressly agreed that for purposes of this Agreement, from and after the Separation Time, (i) no member of the HD Group shall be deemed to be an Affiliate of any member of the LiveWire Group, (ii) no member of the LiveWire Group shall be deemed to be an Affiliate of any member of the HD Group and (iii) no joint venture formed after the Separation Time solely between one or more members of the HD Group, on the one hand, and one or more members of the LiveWire Group, on the other hand, shall be deemed to be an Affiliate of, or owned or controlled by, any member of the HD Group or the LiveWire Group for the purposes of this Agreement.

“Ancillary Agreements” means all Contracts entered into by the Parties or the members of their respective Group (but to which no Third Party is a party) in connection with the Separation and the other Transactions, including, the SPAC Business Combination Agreement, the Employee Matters Agreement, the Trademark License Agreement, the Tax Matters Agreement, the Intellectual Property License Agreement, the Contract Manufacturing Agreement, the Joint Development Agreement, the Transfer Documents, the Transition Services Agreement and the Master Services Agreement.

“Approvals or Notifications” means any consents, waivers, approvals, permits or authorizations to be obtained from, notices, registrations or reports to be submitted to, or other filings to be made with, any third Person, including any Governmental Entity.

“Assets” means assets, properties, claims and rights (including goodwill), wherever located (including in the possession of vendors or other third parties or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible, intangible or contingent, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of the applicable Person, including rights and benefits pursuant to any contract, license, permit, indenture, note, bond, mortgage, agreement, concession, franchise, instrument, undertaking, commitment, understanding or other arrangement.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in New York, New York.

“Business Records” means all files, documents, instruments, papers, books, studies, reports, records, tapes, microfilms, photographs, letters, ledgers, journals, financial statements, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), correspondence, lists (including customer and supplier lists and information), regulatory records associated with any Governmental Entity, promotional, marketing, and advertising materials, employee records (to the extent permitted by applicable Law), corporate records, Tax Returns, other Tax work papers and files and other documents in whatever form, physical, electronic (including email) or otherwise.

“Contract” means, with respect to any Person, any legally binding agreement, indenture, loan agreement, undertaking, note or other debt instrument, contract, lease, mortgage, deed of trust, permit, license, understanding, arrangement, commitment or other obligation, written or oral, to which such Person or any of its Subsidiaries is a party or by which any of them may be bound or to which any of their properties may be subject.

“Contract Manufacturing Agreement” means that certain Contract Manufacturing Agreement to be entered into between Harley-Davidson Motor Company Group, LLC and LiveWire at the Closing, as such agreement may be modified or amended from time to time in accordance with its terms.

“Employee Matters Agreement” means that certain Employee Matters Agreement to be entered into between HD and LiveWire at the Closing in substantially the form of Exhibit B attached hereto, as such agreement may be modified or amended from time to time in accordance with its terms.

“Environmental Law” means any Law relating to pollution, protection or restoration of or prevention of harm to the environment or natural resources, including the use, handling, production, registration, transportation, treatment, storage, disposal, Release or discharge of, or exposure to, Hazardous Materials, or the protection of or prevention of harm to human health and safety.

“Excluded Intellectual Property” means the Intellectual Property licensed pursuant to Shared Contracts, HD Specified Marks and any Intellectual Property listed on Schedule I.A.

“Governmental Approvals” means any notices or reports to be submitted to, or other filings to be made with, or any consents, registrations, approvals, permits, licenses, certificates or authorizations to be obtained from, any Governmental Entity.

“Governmental Entity” means any governmental or regulatory authority, agency, commission, body or other governmental or regulatory entity (including any court or arbitral body (public or private)), United States or non-United States, national or supra-national, state or local, including the SEC and the other Regulatory Authorities.

“Group” means either the HD Group or the LiveWire Group, as the context requires.

“Harley Business” means all businesses and operations (whether or not such businesses or operations are or have been terminated, divested or discontinued) conducted or proposed to be conducted by HD and its Subsidiaries prior to the Separation Time that are not included in the LiveWire Business.

“Hazardous Materials” means any chemical, material, substance, waste, pollutant, emission, discharge, release or contaminant that could result in liability under, or that is prohibited, limited or regulated by or pursuant to, any Environmental Law, and any natural or artificial substance (whether solid, liquid or gas, noise, ion, vapor or electromagnetic) that alone or in combination could cause harm to human health or the environment, including but not limited to petroleum, petroleum products and byproducts, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, electronic, medical or infectious wastes, polychlorinated biphenyls, radon gas, radioactive substances, chlorofluorocarbons and all other ozone-depleting substances or per- or polyfluoroalkyl substances.

“HD Actions” means (a) those Actions set forth on Schedule I.I or (b) any Action primarily relating to, arising out of or resulting from the Harley Business or a HD Asset as of the Separation Time not listed on Schedule I.I or Schedule I.B.

“HD Backstop Amount” has the meaning set forth in the SPAC Business Combination Agreement.

“HD-Formative Marks” means (a) all Trademarks and domain names set forth on Schedule I.J and (b) all Trademarks and domain names owned by HD or any of its Subsidiaries that contain the “Harley-Davidson” name, either alone or in combination with other words or elements as of the Separation Time not listed on Schedule I.J or Schedule I.H.

“HD Group” means, immediately from and after the Separation Time, (a) HD and (b) each Subsidiary of HD (other than Holdco, LiveWire or any of their Subsidiaries).

“HD Indemnitees” means HD, each member of the HD Group, and all Persons who are or have been shareholders, stockholders, directors, partners, managers, managing members, officers, agents or employees of any member of the HD Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns.

“HD Intellectual Property” means (a) all Intellectual Property owned by either Party or any member of its respective Group thereunder as of the Separation Time other than the LiveWire Intellectual Property, (b) all rights to sue or otherwise recover for any past, present, or future infringement, misappropriation, dilution, or other violations of the foregoing; and (c) all Intellectual Property rights licensed to HD or any its Affiliates, other than Intellectual Property licensed pursuant to LiveWire Contracts and included in the LiveWire Intellectual Property.

“HD Permits” means any Permit of either Party other than the LiveWire Permits.

“HD Properties” means (a) the real property set forth on Schedule I.N under the heading “HD Properties” and (b) any real property to the extent used in connection with the Harley Business as of or prior to the Separation Time not listed on Schedule I.G or Schedule I.N.

“HD Specified Indebtedness” means all Indebtedness of any member of the HD Group or the LiveWire Group as of the Separation Time, other than LiveWire Specified Indebtedness or any LiveWire Liability.

“HD Specified Marks” means (a) all HD-Formative Marks, (b) any other Trademarks and domain names of HD or any of its Subsidiaries and (c) all Trademarks and domain names confusingly similar to or embodying any of the foregoing either alone or in combination with other words or elements, together with the goodwill associated with any of the foregoing, in each case of (a)-(c), other than LiveWire Specified Marks.

“HD Tax” means, without duplication, (i) any Tax of HD or any of its Affiliates (other than a member of the LiveWire Group) for any period, including any such Tax arising from or related to the Transactions (other than any Property Tax allocated to LiveWire under Section 6.2(a)), (ii) any Taxes imposed on or with respect to the LiveWire Group and any Taxes imposed or levied on or with respect to the LiveWire Assets or the LiveWire Business, in each case, for any Pre-Separation Time Tax Period, determined in accordance with Section 6.2(b) (other than any Property Tax allocated to LiveWire under Section 6.2(a)), (iii) any Tax of any Person (excluding (A) Taxes of any member of the LiveWire Group and any Taxes for which the LiveWire Group is responsible pursuant to the Tax Matters Agreement and (B) any Property Tax allocated to LiveWire under Section 6.2(a)) for which a member of the LiveWire Group is or becomes liable (x) pursuant to Treasury Regulation Section 1.1502-6 (or any analogous provision under state, local, or non-U.S. Law) resulting from being a member of a combined, affiliated, consolidated, unitary, integrated or similar Tax group with such Person prior to the Closing, (y) as a transferee or successor to such Person under Law as a result of an event or a transaction occurring prior to the Closing Date, or (z) by Contract (other than customary commercial contracts not primarily related to Taxes entered into in the ordinary course of business that are LiveWire Contracts) entered into prior to the Closing.

“HoldCo” means LW EV Holdings, Inc., a Delaware corporation.

“Indebtedness” means (a) all obligations of such specified Person for borrowed money or arising out of any extension of credit to or for the account of such specified Person (including reimbursement or payment obligations with respect to surety bonds, letters of credit, bankers’ acceptances and similar instruments or amounts by reason of overdrafts), (b) all obligations of such specified Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such specified Person upon which interest charges are customarily paid, (d) all obligations of such specified Person under conditional sale or other title retention agreements relating to Assets purchased by such specified Person, (e) all obligations of such specified Person issued or assumed as the deferred purchase price of property, assets or services, including “earn-outs” and “seller notes”, (f) all liabilities secured by (or for which any Person to which any such liability is owed has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge or other encumbrance on property owned or acquired by such specified Person (or upon any revenues, income or profits of such specified Person therefrom), whether or not the obligations secured thereby have been assumed by the specified Person or otherwise become liabilities of the specified Person, (g) all capital lease obligations of such specified Person, (h) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptance or other similar instruments, (i) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, (j) all securities or other similar instruments convertible or exchangeable into any of the foregoing, and (k) any liability of others of a type described in any of the preceding clauses (a) through (j) in respect of which the specified Person has guaranteed or secured by any asset of such specified Person, whether or not such liability has been assumed by the specified Person: provided, however, that (i) with respect to HD, any liabilities or obligations of a type described in the preceding clauses (a) through (k) shall exclude the LiveWire Specified Indebtedness and (ii) with respect to LiveWire, any liabilities or obligations of a type described in the preceding clauses (a) through (k) shall exclude the HD Specified Indebtedness.

“Indemnifying Party” means any Party which may be obligated to provide indemnification to an Indemnitee pursuant to Article II hereof or any other section of this Agreement.

“Indemnitee” means any Person which may be entitled to indemnification from an Indemnifying Party pursuant to Article II hereof or any other section of this Agreement.

“Information” means information, whether or not patentable or copyrightable, in written, oral, electronic or other tangible or intangible forms, stored in any medium and regardless of location, including (a) Technology and (b) to the extent not described by clause (a), technical, financial, employee or business information or data, studies, reports, records, books, Contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names and records, supplier names and records, customer and supplier lists, customer and vendor data or correspondence, communications by or to attorneys (including attorney-client privileged communications), memos and other materials prepared by attorneys or under their direction (including attorney work product), and other financial employee or business information or data, files, papers, tapes, keys, correspondence, plans, invoices, forms, product data and literature, promotional and advertising materials, operating manuals, instructional documents, quality records and regulatory and compliance records.

“Insurance Proceeds” means those monies: (a) received by an insured Person from any insurer, insurance underwriter, mutual protection and indemnity club or other risk collective; or (b) paid on behalf of an insured Person by any insurer, insurance underwriter, mutual protection and indemnity club or other risk collective, on behalf of the insured, in either such case net of any costs or expenses incurred in the collection thereof; provided, however, that with respect to a captive insurance arrangement, Insurance Proceeds shall only include net amounts received by the captive insurer from a Third Party in respect of any captive reinsurance arrangement.

“Intellectual Property” means all intellectual property and industrial property in any and all jurisdictions throughout the world, including all: (a) patents, patent applications (including patents issued thereon) and statutory invention registrations, including reissues, divisions, continuations, continuations in part, substitutions, renewals, extensions and reexaminations of any of the foregoing, and all rights in any of the foregoing provided by international treaties or conventions, (b) Trademarks, (c) Internet domain names, (d) copyrights, mask works, database rights and design rights, whether or not registered, and all registrations and applications for registration of any of the foregoing, and all rights in and to any of the foregoing provided by international treaties or conventions, (e) any intellectual property rights in unpatented technology, and inventions (whether or not patentable and whether or not reduced to practice), invention disclosures, ideas, formulas, compositions, inventor’s notes, discoveries and improvements, manufacturing and production processes and techniques, testing information, research and development information, drawings, specifications, designs, plans, proposals and technical data, trade secrets, confidential information, data, know-how, product designs and development, methods and processes, testing tools and materials, customer information, marketing materials and market surveys and (f) intellectual property rights arising from or in respect of any Software or technology.

“Intellectual Property License Agreement” means that certain Intellectual Property License Agreement to be entered into between HD and LiveWire at the Closing, as such agreement may be modified or amended from time to time in accordance with its terms.

“Intercompany” means, with respect to any Contract, balance, arrangement or other legal or financial relationship, established at or prior to the Separation Time, that such Contract, balance, arrangement or other legal or financial relationship is (a) between or among one or more members of the HD Group and one or more members of the LiveWire Group, as applicable, or (b) between or among the Harley Business and the LiveWire Business, even if within the same legal entity (in which case the applicable Contract, balance, arrangement or other legal or financial relationship shall be deemed to be binding as if it was between separate legal entities).

“Joint Claims” means any claim or series of related claims under any insurance policy that results or could reasonably be expected to result in the payment of Insurance Proceeds to or for the benefit of both one or more members of the HD Group and one or more members of the LiveWire Group.

“Joint Development Agreement” means that certain Joint Development Agreement to be entered into between HD and LiveWire at the Closing, as such agreement may be modified or amended from time to time in accordance with its terms.

“Law” means any supranational, federal, state, local or provincial, municipal, foreign or common law, act, code, statute, treaty, ordinance, rule, regulation, order, judgment, injunction, award, decree, agency requirement, writ, franchise, variance, exemption, approval, certificate, notice, bylaw, standard, policy guidance, license, permit or other binding requirements, policies or instruments of any relevant jurisdiction, including in the United States or elsewhere issued, promulgated, adopted or entered into by or with any Governmental Entity or any Self-Regulatory Organization.

“Liabilities” means any and all indebtedness, guarantees, assurances, commitments, liabilities, obligations, responsibilities, Losses, remediation, deficiencies, reimbursement obligations in respect of letters of credit, damages, payments, fines, penalties, claims, settlements, judgments, sanctions, costs, expenses, interest and obligations of any nature or kind, whether accrued or fixed, absolute or contingent, matured or unmatured, accrued or not accrued, asserted or unasserted, liquidated or unliquidated, foreseen or unforeseen, known or unknown, reserved or unreserved, reflected on a balance sheet or otherwise, or determined or determinable, including those arising under any Law, claim, demand, Action, or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity or arbitration tribunal, and those arising under any Contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment or undertaking or terms of employment, whether imposed or sought to be imposed by a Governmental Entity, another third Person, or a Party, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, or otherwise, in each case, including all costs, expenses, interest, attorneys’ fees, disbursements and expenses of counsel, expert and consulting fees and costs related thereto or to the investigation or defense thereof, in each case including any fines, damages or equitable relief that is imposed in connection therewith.

“Lien” has the meaning set forth in the SPAC Business Combination Agreement.

“LiveWire Actions” means (a) those Actions set forth set forth on Schedule I.B or (b) any Action primarily relating to, arising out of or resulting from the LiveWire Business or a LiveWire Asset not listed on Schedule I.B or Schedule I.I.

“LiveWire Business” means the design, development, marketing, sale or distribution of (a) two-, three- or four-wheeled electric vehicles (including two-wheeled electric vehicles for children of a type designed, developed, marketed, sold or distributed by Stacyc, Inc.) or modular platforms for use in such electric vehicles, (b) part and accessories exclusively related to electric vehicles, and (c) electric vehicle systems (including batteries, power electronics, motors or electric vehicle system software), in each case, as conducted by HD and its Subsidiaries (including LiveWire) as of the Closing.

“LiveWire Contracts” means any Contract to which either Party or any member of its Group is a party or by which it or any member of its Group or any of their respective Assets is bound, whether or not in writing, primarily used or held for use in the conduct of the LiveWire Business; provided that LiveWire Contracts shall not include any Contract that is contemplated to be retained by HD or any member of the HD Group from and after the Separation Time pursuant to Section 1.1(c).

“LiveWire Group” means, immediately from and after the Separation Time, HoldCo and each Subsidiary of HoldCo.

“LiveWire Indemnitees” means LiveWire, each member of the LiveWire Group, and all Persons who are or have been shareholders, stockholders, directors, partners, managers, managing members, officers, agents or employees of any member of the LiveWire Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns.

“LiveWire Intellectual Property” means (a)(i) the Intellectual Property set forth on Schedule I.D, (ii) the LiveWire Specified Marks, (iii) any Intellectual Property (other than Trademarks) owned by HD or any of its Affiliates immediately prior to the Separation that is exclusively used or held for use in connection with (A) the LiveWire Business or (B) the manufacture of products for the LiveWire Business, in each case of (A) and (B), as of the Separation Time not listed on Schedule I.D or Schedule I.K, and (v) all rights to sue or otherwise recover for any past, present, or future infringement, misappropriation, dilution, or other violations of the foregoing; and (b) subject to Section 1.2, the Intellectual Property rights licensed to HD or any its Affiliates pursuant to LiveWire Contracts; but excluding in all cases the Excluded Intellectual Property.

“LiveWire Leases” means (a) the Contracts related to the leasing or subleasing of real property set forth on Schedule I.E and (b) any Contracts related to the leasing or subleasing of real property primarily relating to, held for use or primarily used in connection with the LiveWire Business and not listed on Schedule I.E or Schedule I.L, in the case of both clause (a) and (b) including all rights, interests, claims, benefits and claims of either Party or any member of its respective Group thereunder as of the Separation Time.

“LiveWire Permits” means (a) any Permit set forth on Schedule I.F and (b) any Permit primarily relating to, primarily held for use with or primarily used in connection with the LiveWire Business and not listed on Schedule I.F or Schedule I.M that is required for the ownership or use of the LiveWire Assets or the operation or conduct of the LiveWire Business.

“LiveWire Properties” means the real property set forth on Schedule I.G under the heading “LiveWire Properties”.

“LiveWire Specified Indebtedness” means the Indebtedness listed on Schedule 1.1(d)(i)(G).

“LiveWire Specified Marks” means (a) the Trademarks and domain names set forth on Schedule I.H and (b) the Trademarks and domain names that are owned by HD or any of its Subsidiaries and that are primarily used (or, if the subject of an intent-to-use application, intended to be primarily used) in connection with the goods or services included in the LiveWire Business immediately prior to the Separation Time not set forth on Schedule I.H or Schedule I.J.

“Losses” means any and all damages, losses (including diminution in value), deficiencies, Liabilities, obligations, penalties, judgments, settlements, claims, payments, interest costs, Taxes, fines and expenses (including the costs and expenses of any and all Actions and demands, assessments, judgments, settlements and compromises relating thereto and attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement rights hereunder), whether or not involving a Third Party Action, subject to Section 6.21.

“Master Services Agreement” means that certain Master Services Agreement to be entered into between HD and LiveWire at the Closing, as such agreement may be modified or amended from time to time in accordance with its terms

“Merger Sub” means LW EV Merger Sub, Inc., a Delaware corporation.

“NYSE” means the New York Stock Exchange.

“Parties” or “Party” shall have the meaning set forth in the Preamble.

“Permit” means all permits, licenses, franchises, authorizations, concessions, certificates, allowances, credits, consents, exemptions, approvals, variances, registrations, or similar authorizations from any Governmental Entity.

“Permitted Liens” shall have the meaning set forth in the SPAC Business Combination Agreement.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture (including with respect to any vessel), estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Post-Separation Time Tax Period” means any Tax period beginning after the Closing Date and that portion of a Straddle Period beginning after the Closing Date.

“Pre-Separation Time Tax Period” means any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending at the end of the Closing Date.

“Privileged Information” means any information, in written, oral, electronic or other tangible or intangible forms, including any communications by or to attorneys (including attorney-client privileged communications), memoranda and other materials prepared by attorneys or under their direction (including attorney work product), as to which a party or its respective Subsidiaries would be entitled to assert or have a privilege, including the attorney-client and attorney work product privileges.

“Property Taxes” means all real property Taxes, personal property Taxes and similar ad valorem Taxes.

“Regulatory Authority” means any and all relevant regulatory agencies or authorities of the United States and other foreign regulatory agencies or authorities, in each case only to the extent that such agency or authority has authority and jurisdiction in the particular context.

“Release” means any release, spill, emission, discharge, leaking, pumping, pouring, dumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials into or through the environment (including ambient air, surface water, groundwater and surface or subsurface strata).

“Representatives” means, with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants, attorneys or other representatives.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Self-Regulatory Organization” means any United States or non-United States commission, board, agency or body that is not a Governmental Entity but is charged with the supervision or regulation of brokers, dealers, securities underwriting or trading, stock exchanges, commodities exchanges, electronic communication networks, insurance group or agents, investment group or investment advisers, including the NYSE.

“Software” means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) databases and compilations, including any and all data and collections of data, whether machine-readable or otherwise, (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, (d) screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (e) documentation, including user manuals and other training documentation, relating to any of the foregoing.

“SPAC” means AEA-Bridges Impact Corp., an exempted company incorporated in the Cayman Islands.

“Stored Records” means Tangible Information held in a Records Facility maintained or arranged for by the party other than the party that owns such Tangible Information.

“Straddle Period” means any Tax period beginning on or before and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its respective Subsidiaries. It is expressly agreed that for purposes of this Agreement, from and after the Separation Time, no member of the LiveWire Group shall be deemed to be a Subsidiary of any member of the HD Group.

“Tangible Information” means Information that is contained in written, electronic or other tangible forms.

“Taxes” means any federal, state, local or foreign income, gross receipts, branch profits, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, escheat, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the tax liability of any other Person by Law, by contract or otherwise.

“Tax Matters Agreement” means that certain Tax Matters Agreement to be entered into by and among HD and HoldCo and any other parties thereto, substantially in the form to the SPAC Business Combination Agreement.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Technology” means all technology, designs, formulae, algorithms, procedures, methods, discoveries, processes, techniques, ideas, know-how, research and development, technical data, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship in any media, confidential, proprietary or nonpublic information, and other similar materials, all customized applications, completely developed applications and modifications to commercial applications, and all recordings, graphs, drawings, reports, analyses and other writings, and other tangible embodiments of the foregoing in any form, in each case, other than Software.

“Third Party” means any Person that is not a member of the HD Group or LiveWire Group.

“Trademark License Agreement” means that certain Trademark License Agreement substantially in the form attached hereto as Exhibit A to be entered into between HD and LiveWire at the Closing, as such agreement may be modified or amended from time to time in accordance with its terms.

“Trademarks” means all trademarks, service marks, trade names, trade dress, logos and other source or business identifiers, including all goodwill associated with any of the foregoing and any and all common law rights in and to any of the foregoing, registrations and applications for registration of any of the foregoing, all rights in and to any of the foregoing provided by international treaties or conventions, and all reissues, extensions and renewals of any of the foregoing.

“Transfer” means any direct or indirect transfer, donation, sale, assignment, pledge, hypothecation, grant of a security interest in or other disposal or attempted disposal of all or any portion of a security, any interest or rights in a security, or any rights under this Agreement.

“Transfer Documents” means transfer, contribution, distribution or other similar agreements, bills of sale, special warranty deeds, stock powers, certificates of title, assignments of Contracts and other instruments of transfer, conveyance and assignment entered into, as of or prior to the Separation Time, between one or more members of the HD Group, on the one hand, and one or more members of the LiveWire Group, on the other hand, as and to the extent necessary to evidence: (a) the transfer, conveyance and assignment of all of such Party’s and the applicable members of its Group’s right, title and interest in and to the Assets to the other Party and the applicable members of its Group in accordance with Section 1.1(a); and (b) the valid and effective assumption of the Liabilities by such Party or the applicable members of its Group in accordance with Section 1.1(a).

“Transition Services Agreement” means that certain Transition Services Agreement to be entered into between HD and LiveWire at the Closing, as such agreement may be modified or amended from time to time in accordance with its terms.

“Zero Emission Vehicle” or “ZEV” means a vehicle that produces zero exhaust emissions of any criteria pollutant (or precursor pollutant) or greenhouse gas under any possible operational modes or conditions.

“ZEV Environmental Attribute” means any right, aspect, claim, characteristic, attribute or benefit, however so entitled, credit, allowance, emissions reduction or similar entitlement, whether created under Law or otherwise, resulting from the sale, production or leasing of Zero Emissions Vehicles, including, for the avoidance of doubt, any credit, allowance, emissions reduction or similar entitlement that is generated by the sale, production or leasing of ZEVs produced by LiveWire, arising out of any present or future Environmental Law; provided, however, that ZEV Environmental Attributes will not include any such right, aspect, claim, characteristic, attribute or benefit, credit, allowance, emissions reduction or any subsidies or other payments accruing to LiveWire under Laws (including Environmental Laws) in effect as of the date of this Agreement.

“ZEV Program” means (a) any environmental program, whether a mandatory program created under Environmental Law or a voluntary program pursuant to which the sale, production or leasing of ZEVs result in any ZEV Environmental Attribute, including without limitation a Zero Emission Vehicles program, a cap-and-trade program, a voluntary program such as the Verified Carbon Standard of VERRA, a renewable fuels program, or a low carbon fuel standard program or (b) any program created under Environmental Law which requires a member of the HD Group to acquire, submit, surrender or retire any ZEV Environmental Attribute, or requires any payment from a member of the HD Group unless such member submits, surrenders or retires ZEV Environmental Attributes, in each case in respect of such HD Group member’s sale, production or leasing on non-ZEV vehicles, or which requires a payment from such member of the HD Group on the basis of the ratio of ZEVs to non-ZEVs or low-emission vehicles sold, produced or leased by such member of the HD Group.

Exhibit A

Trademark License Agreement

[Intentionally Omitted]

[***]

Exhibit B

Employee Matters Agreement

[***]

Annex I

Certain portions of this Exhibit have been redacted pursuant to Item 601(b)(10) of Regulation S-K and, where applicable, have been marked with “[***]” to indicate where redactions have been made. The marked information has been redacted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

Execution Version

LONG TERM COLLABORATION AGREEMENT

between

LiveWire EV, LLC

and

Kwang Yang Motor Co., Ltd. (光陽工業股份有限公司)

Dated December 12, 2021

LONG TERM COLLABORATION AGREEMENT

THIS LONG TERM COLLABORATION AGREEMENT is made as of December 12, 2021 (the “Signing Date”), by and between the following parties:

(1)	LiveWire EV, LLC, a Delaware limited liability company, representing for the purpose of this Agreement also its relevant subsidiaries (collectively as “LW”) and

(2)	Kwang Yang Motor Co., Ltd. (光陽工業股份有限公司), a Taiwanese company, representing for the purpose of this Agreement also its relevant subsidiaries (collectively as “KYMCO”)

(LW and KYMCO shall individually be referred to as a “Party” or collectively as the “Parties”)

RECITALS

A.

LW and its Affiliates (“LW Group”) has developed and launched an electric motorcycle, owns relevant Intellectual Property including substantial knowledge in the development of EV powertrains and optimization in the design of EV powertrains (“EV”) and now seeks to combine with a special purpose acquisition company as of the Effective Date, as defined herein. In an effort to accelerate progress in two-wheel and other EVs, LW is seeking to collaborate with KYMCO to achieve leadership positions across priority global markets for EV products.

B.

KYMCO is one of the leading original equipment manufacturers for premium internal combustion engine scooters across key global markets with world class experience and resources in connection with the design, development and manufacturing of the same. KYMCO has substantial experience in smaller output EV scooters and related business models, as well as possessing developmental IP for various large output EV motorcycle concepts. KYMCO also offers advanced high-quality manufacturing capabilities that can be delivered at competitive cost through facilities in multiple countries, along with a track record of successful collaboration in both manufacturing and design with other premium global OEMs.

C.

The Parties believe that there are compelling benefits to cooperate together to realize specific opportunities in the EV industry. After friendly negotiations, the Parties wish to enter into this Agreement with respect to long term cooperation as described under this Agreement (“Long Term Collaboration”) to target opportunities in the global EV markets.

NOW THEREFORE, the Parties hereby agree as follows:

1.	DEFINITIONS

In addition to the terms defined elsewhere in this Agreement, the following additional defined terms will have the meanings set forth below. The use of any singular or plural form of a word includes the other form, unless context expressly indicates otherwise.

1.1	“Actual Costs” has the meaning given to that expression in Clause 5.1(6).

1.2

“Affiliate(s)” (a) in relation to KYMCO, means any company, enterprise, or legal entity directly or indirectly Controlled by KYMCO; (b) in relation to LW, means any company, enterprise, or legal entity directly or indirectly Controlled by LW; and (c) in relation to any other person, means any company, enterprise, or legal entity directly or indirectly Controlled by such person, Controlling such person or under common Control with such person.

1.3

“Agreement” means this Long Term Collaboration Agreement and the following appendices, which are attached hereto, incorporated herein and shall be deemed as part of this Agreement. In the event of any inconsistency between this main Agreement and its Appendices, this main Agreement shall prevail.

Appendix 1: Confidentiality Provisions

Appendix 2: Data Privacy and Security

[***]

[***]

Order of Precedence. In the event of any inconsistency or conflict between or among the provisions of the main body of this Agreement and the documents incorporated herein by reference, the inconsistency shall be resolved by giving precedence in the following order:

(A)	the main body of this Agreement, including any subsequent mutually agreed amendment (if any) to the main body of this Agreement; and

(B)	the Appendices to this Agreement, in the order they are listed in Clause 1.1.

1.4	“Average FX Rate” has the meaning given to that expression in Clause 5.1(2).

1.5

“Change of Control Event” means (a) the sale of all or substantially all of the assets of a Party, or (b) a sale of equity interests, merger, consolidation, recapitalization or reorganization of a Party, unless the Control of such a Party after such sale of equity interests, merger, consolidation, recapitalization or reorganization are beneficially owned, directly or indirectly, by the persons who beneficially owned such Party’s Control prior to such transaction.

1.6	“Committee Representative” has the meaning given to that expression in Clause 8.2.

1.7	“Common Product” has the meaning given to that expression in Clause 2.3.

1.8

“Competitor of LW” means any of the following companies, or their respective Affiliates or successors, which are engaged in developing, manufacturing, marketing or selling any EV product: [***] and their respective Affiliates or successors. Competitor of LW shall also include any entities which subsequently acquire the EV product business from any of the above companies (or their respective Affiliates or successors).

1.9	“Confidential Information” has the meaning given to that expression in Appendix 1.

1.10	“Confidential Information of KYMCO” has the meaning given to that expression in Appendix 1.

1.11	“Confidential Information of LW” has the meaning given to that expression in Appendix 1.

1.12

“Control” means ownership of fifty percent (50%) or more of the share capital or voting stock of a company, enterprise or other legal entity or the power to appoint the majority of board members or otherwise direct or cause to the direction of the management or policies of a company, enterprise or other legal entity.

1.13	“Data” has the meaning given to that expression in Clause 12.1.

1.14	“Data Processing Agreement” has the meaning given to that expression in Appendix 2.

1.15	“Designated Recipients” has the meaning given to that expression in Clause 21.2.

1.16	“Effective Date” has the meaning given to that expression in Clause 14.1.

1.17	“EV” means all vehicles that are powered by an electric motor.

1.18	“Exceptions” the meaning given to that expression in Clause 15.1.

1.19	“Externally Sourced Products and Components” has the meaning given to that expression in Clause 3.2(2).

1.20	“FCPA” has the meaning given to that expression in Clause 16.3(1).

1.21

“H-D Group” means any company, enterprise, or legal entity directly or indirectly (a) Controlled by Harley-Davidson, Inc., (b) Controlling Harley-Davidson, Inc. or (c) under common Control with Harley-Davidson, Inc. but excluding LW Group.

1.22	“Indemnified Amounts” has the meaning given to that expression in Clause 18.1.

1.23	“Indemnified Party” has the meaning given to that expression in Clause 18.1.

1.24	“Indemnifying Party” has the meaning given to that expression in Clause 18.1.

1.25	“Initial Contract Manufacturing Agreement” has the meaning given to that expression in Clause 3.1(1)(a).

1.26	“Ionex” has the meaning given to that expression in Clause 7.2(1).

1.27	“Ionex Business Plan” has the meaning given to that expression in Clause 7.2(1).

1.28	“In-residence Program” has the meaning given to that expression in Clause 9.1(1).

1.29	“Initial Executive Meeting” has the meaning given to that expression in Clause 20.3.

1.30

“Intellectual Property” means all exclusive rights over creations of the mind, both artistic and commercial, including but not limited to Patent Rights, utility models, industrial designs, trade secrets, Know-How, mask works and both registered and unregistered copyrights, but not including trademarks, service marks, trade names and trade dress; provided, that Intellectual Property does not include general industry knowledge.

1.31	“Joint Confidential Information” has the meaning given to that expression in Appendix 1.

1.32	“Jointly Owned Intellectual Property” has the meaning given to that expression in Clause 11.4(1)(a).

1.33	“Joint Tooling” has the meaning given to that expression in Clause 3.1(2).

1.34

“Know-How” means any non-public information other than general industry knowledge, including but not limited to design, features, composition, manufacture, use or sale of items, procedures, protocols, and techniques and results of experimentation and testing, in intangible form, which is developed by or for or in the possession of a Party or its Affiliates (other than Jointly Owned Intellectual Property) and which is retained in the unaided memory by employees of a Party who have had access to the Confidential Information, and which was not already retained prior to or was not retained under circumstances unrelated to access to the Confidential Information.

1.35	“KYMCO Intellectual Property” has the meaning given to that expression in Clause 11.2(1).

1.36	“KYMCO Tooling” has the meaning given to that expression in Clause 3.1(2).

1.37	“Long Term Collaboration” has the meaning given to that expression in the Recitals.

1.38	“LW Adjacent EV Products” means the products, parts and components of LW branded “side by side” EV Vehicle and all terrain EV vehicle (ATVs).

1.39	“LW Adjacent EV Products Commercialization” has the meaning given to that expression in Clause 3.2(1).

1.40	“LW Covered Products” means LW’s Slayer powertrains and all two-wheel products that leverage Slayer powertrains.

1.41	“LW Group” has the meaning given to that expression in the Recitals.

1.42	“LW Intellectual Property” has the meaning given to that expression in Clause 11.1(1).

1.43	“LW Powertrain Products” means LW EV propulsion unit and related control and management systems.

1.44

“LW Projects Information” shall mean any Confidential Information of LW (except for (a) general industry knowledge, (b) Confidential Information of KYMCO (solely of KYMCO or owned together by KYMCO with a third party (other than LW)) or (c) confidential information of third parties (other than confidential information of third parties provided by LW)) used for the LW Covered Products, LW Adjacent EV Products that are manufactured by KYMCO or projects carried out jointly by Parties.

1.45	“LW Tooling” has the meaning given to that expression in Clause 3.1(2).

1.46	“Noodoe” has the meaning given to that expression in Clause 7.3(1).

1.47	“Noodoe Development Plan” has the meaning given to that expression in Clause 7.3(1).

1.48

“Patent Rights” means any and all patents and applications (anywhere in the world), including but not limited to continuations, continuations-in-part, extensions, reexaminations, reissues, and utility models, claiming inventions, conceived either solely or jointly by employees or agents of the respective Parties, including but not limited to methods, manufacturing processes, formulations, ingredients, instrumentation, and new uses of the foregoing and the right to enforce and grant licenses to the foregoing and to collect royalties, payments, and damages for the same.

1.49

“Person” means any individual, corporation, partnership, joint venture, association, limited liability company, joint-stock company, trust, unincorporated organization or government, or any agency or political subdivision thereof.

1.50

“Personal Information” means all information received by the Parties in any tangible or intangible form that relates to or personally identifies or makes identifiable any employee, customer, agent, end user, supplier, contact or representative of both Parties. Examples of Personal Information may include, but are not limited to, individual names, addresses, phone numbers, email addresses, purchase history, employment information, financial information, medical information, credit card numbers, social security numbers, and product service history.

1.51	“Privacy and Security Requirements” has the meaning given to that expression in Appendix 2.

1.52	“Proposed Procurement” has the meaning given to that expression in Clause 3.2(3).

1.53	“Proposed Procurement Notice” has the meaning given to that expression in Clause 3.2(3).

1.54	“Receiving Entity” has the meaning given to that expression in Clause 9.1(1).

1.55	“Relevant Time” has the meaning given to that expression in Clause 3.4(1).

1.56	“Representatives” has the meaning given to that expression in Appendix 1.

1.57	“Review Month” has the meaning given to that expression in Clause 5.1(2).

1.58	“Signing Date” shall be the date of signing this Agreement, as specified at the beginning of this Agreement.

1.59	“Sub-suppliers” has the meaning given to that expression in Clause 11.5.

1.60	“Steering Committee” means the committee established and controlled by the Parties in accordance with Clause 8.

1.61

“Tax” or “Taxes” includes (without limitation) all taxes, duties, levies, imposts, withholdings, social security contributions, deductions or amounts in the nature of taxation, whenever and by whatever authority imposed and whether of the Republic of China, the United States or elsewhere, irrespective of the person against or to which any such taxes, duties, levies, imposts, withholdings, social security contributions, deductions or amounts in the nature thereof are directly or primarily chargeable, together with all interest, fines, penalties and surcharges imposed pursuant to any legislation relating to taxation and which are incidental or relating thereto.

1.62	“Term” has the meaning given to that expression in Clause 14.1.

1.63	“Trademarks” means any trademark, service mark, trade name or trade dress of a Party.

1.64	“Transferring Entity” has the meaning given to that expression in Clause 9.1(1).

1.65	“USPTO” means the United States Patent and Trademark Office.

2.	KEY COOPERATION IN LONG TERM COLLABORATION

2.1

Purpose of Long Term Collaboration. The purpose of the Long Term Collaboration under this Agreement is to, subject to the terms under this Agreement, explore further business opportunities in EV markets by leveraging the Parties capability in the design, development, manufacturing and distribution of EV products. Both Parties believe that they will bring unique and additive strengths to each other and that there are compelling benefits to cooperate to realize the business opportunities. For the sake of clarity, each Party’s internal combustion engine (ICE) business, including, but not limited to parts, components, engines, and vehicles, shall be excluded from the scope of this Agreement.

2.2	Geographic Scope of Long Term Collaboration. The Long Term Collaboration intends to explore the opportunities in the global EV markets.

2.3

Optimization of Supply Chain. The Parties understand a competitive cost level of the EV products manufactured and supplied by the Parties hereunder (“Common Product”) is essential for the success of the cooperation hereunder. To the extent permitted by the applicable laws, the Parties will discuss in good faith and, subject to the Parties’ mutual agreement, including with respect to the matters set forth in Clause 7.1, to optimize the supply chains to reduce the cost of the Common Product.

2.4	Long Term Collaboration Exclusivity.

(1)

During the Term of this Agreement, neither Party nor their Affiliates will (a) engage, on behalf of itself or any other party, in any cooperation with respect to the research, design, development, manufacture, use, offer for sale, sale or import of EV product competitive with the LW Covered Products leveraging [***] with, or (b) grant any license or right to cooperate with respect to the research, design, development, manufacture, use, offer for sale, sale or import of EV product competitive with the LW Covered Products leveraging [***] or its Affiliates or successors (in the case of LW) or [***] or its Affiliates or successors (in the case of KYMCO).

(2)

KYMCO shall not and shall cause its Affiliates not to, enter into any agreement with another OEM that would cause it to be unable to cooperate with LW in the design or manufacture of products of any EV motorcycle or LW Adjacent EV Products. For the avoidance of doubt, this Clause 2.4(2) shall not prevent KYMCO from designing or manufacturing any product, tooling or equipment as to which KYMCO cooperates with any third party or any product which utilizes the Intellectual Property owned by a third party or jointly owned by a third party and KYMCO.

2.5	Differentiation.

(1)

Unless otherwise agreed by LW, KYMCO shall not, and shall cause its Affiliates not to, produce or sell any EV motorcycle under its own brand which contains unique design features of the LW Covered Products manufactured by KYMCO for LW and which would be found to be confusingly similar to LW Covered Products by a reasonable consumer.

(2)

Unless otherwise agreed by LW, KYMCO shall not, and shall cause its Affiliates not to, contract manufacture EV [***] and which would be found by a reasonable consumer to be confusingly similar to LW Covered Products manufactured by KYMCO for LW.

(3)

Unless otherwise agreed by LW, KYMCO shall ensure at least of 60% of the surface area of the LW Powertrain Products of any KYMCO product being covered by body cladding or other similar method. The execution of this concept should be such that when viewed from a side angle the 60% surface area of the EV Powertrain Product in any KYMCO product is not directly visible, including through translucent materials. KYMCO shall have the option but not the obligation to provide its intended design to LW for an advance assessment of whether LW believes a particular KYMCO design would meet this standard.

(4)

For clarity, nothing in this Clause 2.5 shall restrict a Party or its Affiliates use of its own Intellectual Property (including Jointly Owned Intellectual Property), utilizing general industry knowledge or place restrictions on either Party’s internal combustion engine (ICE) business, including, but not limited to parts, components, engines, and vehicles.

3.	MANUFACTURING MATTERS

3.1	Manufacturing of the LW Covered Products.

(1)

Provided that KYMCO has relevant manufacturing abilities and capabilities, KYMCO will have the right to act as LW’s exclusive manufacturer for the LW Covered Products for a period that begins on the date that KYMCO begins manufacturing the LW Covered Products and ends 5 years thereafter, under the terms and conditions of a separate contract manufacturing agreement to be entered into between the Parties, in which following principles shall be reflected.

(a)

The Parties agree that the key terms, items and conditions of such separate contract manufacturing agreement will be entered into between the Parties (“Initial Contract Manufacturing Agreement”) and further details for manufacturing of specific LW Covered Products will be agreed by the Parties going forward and appended to the Initial Contract Manufacturing Agreement. The terms of Initial Contract Manufacturing Agreement must be mutually agreed upon the Parties and, where applicable and appropriate, may reference the terms of any other current or prospective contract manufacturing agreement between LW and any member of H-D Group that engages in the manufacturing of products used for the LW Speed and SpeedWire platforms (as modified from time to time), and

(b)

The Parties will in good faith agree on the minimum quantities per year of the LW Covered Products to be manufactured by KYMCO and purchased by LW for a 5-year period commencing from the date that KYMCO begins manufacturing the LW Covered Products, and KYMCO agrees to maintain at all times during such period the agreed capacity to manufacture the LW Covered Products for LW and LW agrees to purchase such minimum quantities. LW’s obligation to purchase the agreed minimum quantities shall not be subject to Clause 15.

(c)

The Parties agree that if the U.S. enacts consumer EV tax credits or similar, generally available incentive(s) to promote public EV consumption or reshore foreign manufacturing and such incentives would result in the LW Covered Products manufactured by KYMCO outside the U.S. becoming materially uncompetitive versus U.S. manufactured alternatives, LW shall consult with KYMCO and provide sufficient information for the Parties to ascertain the actual impact on the Parties’ manufacturing arrangements with each other at that time and make such mutually agreed upon amendments thereto. LW will have the right to amend the manufacturing exclusivity arrangement with KYMCO such that the U.S. market would be excluded, provided that KYMCO consents, such consent to not be unreasonably withheld. Should LW enact this right LW agrees to provide KYMCO with an alternate collaboration or manufacturing opportunity to be mutually agreed between the Parties with an economic value equivalent to the shortfall in economic value as a result of KYMCO’s loss of the manufacturing exclusivity for LW Covered Products in the U.S.

(d)

Notwithstanding the above, LW shall not have the ability to exercise the right as described under Clause 3.1(1)(c) in the event that KYMCO establishes, in the U.S., facilities, manufacturing, test equipment and labor which derives the benefit of the associated EV tax credit and is able to manufacture the applicable LW Covered Products in accordance with LW’s required timeline at LW’s reasonable discretion. In such circumstances, (i) the supply price from KYMCO to LW shall be mutually discussed and agreed upon by both parties and (ii) LW will provide reasonable assistance to KYMCO and will discuss LW’s willingness to share in the related manufacturing investments with KYMCO required for the establishment of manufacturing facilities in the U.S. and related costs.

(2)	All cost related to tooling and equipment required to manufacture components and parts of LW Covered Products will be borne by:

(a)	LW, if such components and parts are exclusive of LW (“LW Tooling”),

(b)	KYMCO, if such components and parts are exclusive of KYMCO (“KYMCO Tooling”), or

(c)	LW and KYMCO will split the cost of the Joint Tooling, if such components and parts are jointly developed by the Parties for common use (“Joint Tooling”).

(3)	LW shall pay for all costs of tooling and equipment for which it is responsible. The detailed payment terms shall be agreed by the Parties in a separate contract manufacturing agreement.

(4)	With regard to the ownership of the Tooling:

(a)

LW will own all LW Tooling and KYMCO will own all KYMCO Tooling. Upon the expiry or termination of the relevant contract manufacturing agreement to be entered into between the Parties, [***] LW shall pay KYMCO for (i) all costs and expenses of KYMCO and its Affiliates related to dismantling or shipping of such LW Tooling; and (ii) all shipping costs of such LW Tooling.

(b)

Both Parties will jointly own the Joint Tooling. In the event that either Party desires to take sole possession of the Joint Tooling and the other Party desires to obtain a substitute set of Joint Tooling, then the Party that keeps sole possession of the Joint Tooling will supply a substitute set of Joint Tooling under the following terms: (i) if the request is due to LW exercising its rights under Clause 3.1(1)(c) then LW will assume the full cost of the substitute set of Joint Tooling; (ii) upon the expiry or termination of the relevant contract manufacturing agreement to be entered into between the Parties, then the Parties will split the cost of the substitute set of Joint Tooling; (iii) in any other circumstance other than (i) or (ii), then the Parties will mutually agree on the cost of the substitute set of Joint Tooling.

3.2	Right of First Offer for Manufacturing of the LW Adjacent EV Products.

(1)	From time to time during the Term of this Agreement, LW, in its sole discretion, may decide to design, develop, and commercialize LW Adjacent EV Products (“LW Adjacent EV Products Commercialization”).

(2)

LW agrees that KYMCO will have the first right and opportunity to submit an offer in accordance with the timelines in this Clause to assist in the design and manufacture of, the LW Adjacent EV Products that LW wishes to have manufactured for it or supplied to it by a third party (“Externally Sourced Products and Components”), subject to KYMCO having the ability and capacity to develop and produce such LW Adjacent EV Products, as solely determined by LW.

(3)

At least three (3) weeks prior to contacting third parties with respect to Externally Sourced Products and Components (whether in the form of an RFQ, RFP or otherwise) (a “Proposed Procurement”), LW shall, and shall cause its Affiliates to, notify KYMCO thereof in writing (a “Proposed Procurement Notice”), together with a description of all relevant aspects of the Proposed Procurement (including without limitation quantity, estimated consumer pricing, specification, timing, and other proposed key terms). LW shall respond in good faith to questions from KYMCO necessary for it to determine whether to respond to the Proposed Procurement.

(4)

In the event that KYMCO fails to respond to and submit an offer in writing within three (3) weeks of receipt of the Proposed Procurement Notice (or such longer period as the Parties may mutually agree), LW shall have the right to commence a Proposed Procurement with one or more third parties provided, however, that the Proposed Procurement award to any such third party shall have been determined by LW in its reasonable discretion to be on more favorable terms to LW than those set forth in KYMCO’s response to the Proposed Procurement Notice, if any.

(5)

In the event that KYMCO responds to and submits an offer to the Proposed Procurement Notice within three (3) weeks of receipt thereof (or such longer period as the Parties may mutually agree) in writing, then LW and KYMCO shall negotiate in good faith to reach an agreement regarding the terms of the Proposed Procurement (including without limitation quantity, pricing, specification, timing, and other proposed terms) and to document same. If however, after negotiating in good faith for a period of at least three (3) weeks, LW and KYMCO have not been able to reach a definitive written agreement regarding the terms of the Proposed Procurement and to document same, then LW shall have the right to commence a Proposed Procurement with one or more third parties, in its sole discretion free and clear of any obligation under this Clause 3.2.

(6)

In the event of any material modification thereafter, recompete, extension or new proposal for the Externally Sourced Products and Components thereafter, LW shall again comply with the provisions of this Clause 3.2 as if a new procurement.

3.3

Other LW Products. With respect to all existing and future products, components and parts for LW products not specified under Clause 3.1 and Clause 3.2, KYMCO will have a right of notification of and participation in any LW RFP or similar, and will be able to compete on equal terms with other participants in the procurement process.

3.4	LW Manufacturing Exclusivity.

The exclusivity obligations under this Clause 3.4 shall be valid during the entire Term of this Agreement or otherwise until LW’s receipt of written notice from KYMCO abandoning its exclusive right to manufacture the LW Covered Products under Clause 3.1 of this Agreement.

(1)

To the extent permitted by applicable laws, unless otherwise agreed by LW in writing at its sole discretion, KYMCO commits that, KYMCO shall not, and shall cause its Affiliates not to, [***] at the time KYMCO enters into a binding agreement, term sheet, letter of intent or other similar instrument setting forth key terms and conditions of such EV product with the relevant Competitor of LW (“Relevant Time”).

(2)	Notwithstanding Clause 3.4(1),

(a)

subject to Clause 3.4(4), KYMCO may exercise all rights or fulfill all obligations under any existing agreement with the Competitor of LW that has been executed prior to the Effective Date of this Agreement [***] unless otherwise required by the terms of the existing agreements with the Competitor of LW;

(b)

KYMCO may manufacture any product for a Competitor of LW provided that such product (i) is only built to a specification it receives from the relevant Competitor of LW, and (ii) does not utilize LW Intellectual Property or any Confidential Information of LW (except for (x) general industry knowledge, (y) Intellectual Property or Confidential Information of KYMCO (solely of KYMCO or owned together by KYMCO with a third party (other than LW)) or (z) Intellectual Property or confidential information of a third party (other than confidential information of third parties provided by LW)) used for the LW Covered Products; and

(c)	KYMCO is the owner of its Intellectual Property and shall have the right to use such Intellectual Property in the manner it deems fit.

(3)

To the extent permitted by applicable laws, unless otherwise agreed by LW in writing, KYMCO commits that KYMCO shall not, and shall cause its Affiliates not to (a) sell any parts made from LW Tooling to any third party, (b) sell any parts bearing a LW trademark made from Joint Tooling to any third party or (c) sell or market any non LW parts to owners of LW-branded vehicles.

(4)	KYMCO shall install and maintain at all times during the Term of this Agreement adequate “firewalls” arrangements with regard to the LW Projects Information no less robust than those that have been put in place in other projects for any third-party other than LW and shall use commercially reasonable efforts to ensure that engineers employed or engaged by KYMCO working, full-time or part-time, on projects with LW shall not disclose the LW Projects Information to any third party, including any other personnel of KYMCO (other than KYMCO personnel involved in LW-KYMCO collaborative projects, in connection with such collaborative projects).

(5)

Notwithstanding the foregoing, there shall be no limitation under any firewalls on KYMCO and its Affiliates’ usage of any Intellectual Property owned by KYMCO or its Affiliates or any general industry knowledge or from working on KYMCO branded projects.

(6)	KYMCO shall have engineers employed or engaged by KYMCO working, full-time or part-time, on projects with LW [***] that would prohibit them from working with [***].

(7)	For the avoidance of doubt, subject to the requirements under the Appendix 1, nothing in this Clause 3.4 prevents

(a)	LW from sharing information other than LW Projects Information to any third party; or

(b)

engineers employed or engaged by KYMCO working, full-time or part-time, on projects with LW from working or being responsible for any project in relation to design, manufacture, develop for any product.

(8)	The exclusivity provisions in this Clause 3.4 shall not apply to KYMCO’s Ionex EV system of swappable batteries.

4.	SUPPLY MATTERS

4.1	Supply of Powertrain Products to KYMCO.

(1)

LW agrees to supply the Powertrain Products to KYMCO for KYMCO to develop, manufacture, market or sell EV products under KYMCO’s brand in accordance with the ordering process, the product schedule and product limitation as the same may be modified from time to time and set forth in one or more separate supply agreements to be entered into between LW and KYMCO. For the avoidance of doubt, nothing in this Clause will prevent KYMCO from purchasing any powertrain from any third-party other than LW.

(2)

LW will provide appropriate engineering support in connection with LW’s supply of Powertrain Products to KYMCO without extra charge to assist KYMCO in making limited modifications to the Powertrain Product for KYMCO branded EV products.

(3)

The Parties acknowledge that timeline and the volume of the Powertrain Products supplied by LW to KYMCO under this Clause 4.1 is conditional on LW’s sole determination of the maturity of the technology and LW Intellectual Property developed by it, the production capacity, and its internal policy with respect to licensing LW Intellectual Property.

5.	PRICING PRINCIPLES

5.1	Payment Term and Currency.

(1)

Unless otherwise agreed upon by the Parties in writing or another supply or other agreement (including any purchase order issued thereunder) between the Parties, any amount payable under this Agreement or any other such agreement (including any purchase order issued thereunder) shall be paid within sixty (60) days of the issuance of the invoice by the Party entitled to the payment.

(2)

All payments due under this Agreement or any other such agreement (including any purchase order issued thereunder) will be paid in U.S. Dollars. Conversion of foreign currency to U.S. Dollars will be made using a designated exchange rate between the New Taiwan Dollar and US Dollar that will be set based on the following process: (a) as promptly as reasonably practicable after the start of each January, April, July and October (each, a “Review Month”) during the Term, the parties shall calculate the average of the daily New Taiwan Dollar and US Dollar FX rate (the “Average FX Rate”) for the immediately preceding calendar quarter, (b) in the second and third month of each calendar quarter, the New Taiwan Dollar and US Dollar FX rate for product purchase orders placed during such months shall be the Average FX Rate for the immediately preceding calendar quarter, and (c) in the first month of each calendar quarter, the New Taiwan Dollar and US Dollar FX rate for product purchase orders placed during such month shall be the Average FX Rate for the second preceding calendar quarter. If fluctuations in rates of exchange in effect between the New Taiwan Dollar and US Dollar at a quarter exceeds the Average FX Rate calculated as described in the immediately preceding sentence (as further agreed by Parties in the relevant supply agreement or contract manufacturing agreement) by ±2% or more, whether by way of an increase or decrease, the applicable Average FX Rate calculated as described in the immediately preceding sentence shall be adjusted proportionally. Details (including the determination of Average FX Rate and the reference bank) of the conversion of the New Taiwan Dollar to U.S. Dollars will be further elaborated in the relevant supply agreement or contract manufacturing agreement between KYMCO and LW using the principles set forth in this Clause 5.1(2).

(3)	Such payments will be without deduction for foreign exchange, withholding or other amounts, but will be subject to late payment and other collection charges.

(4)	At each Party’s request, the other party will issue itemized invoices. Such itemized invoices shall contain specific details of the charges from one party to the other.

(5)	The contract manufacturing margin [***] Actual Costs.

(6)

The contract manufacturing margin will be applied against costs incurred in KYMCO’s manufacture and delivery of Covered Products, such as KYMCO’s actual direct costs, without mark-up, to manufacture and deliver such Covered Product, plus a reasonable allocation of overhead and other operating expenses and, with respect to third-party providers, a reasonable allocation of the amounts paid to such providers that is proportionate to usage of services by or on behalf of LW, and other relevant mutually agreed factors (collectively the “Actual Costs”).

6.	SERVICING

6.1

KYMCO Service Point Utilization. The Parties will discuss in good faith, and subject to the Parties’ mutual agreement, including subject to continued demonstrated performance and their mutual agreement on the schedule, pricing, financing, economics and other applicable terms and conditions, coverage of service for their respectively branded EVs.

7.	FURTHER COOPERATION BETWEEN THE PARTIES

7.1

General Concept. The purpose of this Clause 7 is to identify potential areas where the Parties may collaborate to explore further business opportunities in the EV industry. The Parties will discuss in good faith as follows in furtherance of their strategic alliance. The obligations of the Parties pursuant to this Clause 7 are subject to continued demonstrated performance and their mutual agreement on the schedule, pricing, financing, economics and other terms and conditions applicable to any of the following project.

7.2	Ionex.

(1)

The Parties may discuss in good faith and, subject to the Parties’ mutual agreement, to put in place a business plan to assist KYMCO in developing business-to-business business opportunities with respect to KYMCO’s Ionex integrated solution (“Ionex”) in the United States and other jurisdictions as the Parties deem fit by leveraging LW’s business network in the elected jurisdictions or LW’s current product offering (“Ionex Business Plan”).

(2)

Unless otherwise agreed by the Parties, the implementation of the Ionex Business Plan will be carried out under the Ionex brand name owned by KYMCO. Related costs should be discussed and agreed by both parties.

(3)

If the Parties mutually agree to create an Ionex Business Plan, the Parties shall use their respective reasonable endeavours to agree in good faith a detailed product introduction schedule, taking into account projected customer demand and other relevant factors, in the selected jurisdictions.

7.3	Noodoe.

(1)

The Parties may discuss in good faith and, subject to the Parties’ mutual agreement, to explore utilizing KYMCO’s software capabilities, including its Noodoe platform and Noodoe resources (“Noodoe”), for use in LW’s current or future product offerings or for LW directed projects (“Noodoe Development Plan”).

(2)

If the Parties mutually agree to create a Noodoe Development Plan, the Parties shall use their respective reasonable endeavours to agree in good faith on a detailed technical joint development agreement setting forth the scope of technical or business development, product introduction schedule, the Intellectual Property arrangement, the cost sharing mechanism, the development schedule and other relevant matters.

7.4

Charging Infrastructure. The Parties may discuss in good faith and, subject to the Parties’ mutual agreement, to work toward compatible electric charging systems, such that users of both KYMCO and LW branded EVs will be able to utilize the charging infrastructure of the other Party and its Affiliates; for these purposes, the specifications of the charging system include hardware (including, but not limited to, charger stations), charger guns, and software (including, but not limited to, communication protocols, cloud service, and applications).

7.5	Technical Support.

Without prejudice to the other provisions of this Agreement, where one Party requests that the other Party assists it in development of the requesting Party’s products, technology or services, the requesting Party shall specify in writing to the other Party the assistance, type, scope, location, number of personnel involved, and duration of the assistance, together with any additional matters relevant to the requested assistance. If the other Party, in its sole discretion, is able and willing to provide the requested assistance, the other Party shall provide a written quote in response thereto to the requesting Party. The Parties will discuss such request in good faith and, if so agreed by the Parties, enter into a written agreement setting forth all relevant matters, including cost, with respect to the provision of any such assistance.

7.6	Joint Development.

(1)

Without prejudice to the other provisions of this Agreement, the Parties may discuss in good faith and agree to jointly develop or design EV products, platforms and/or resources subject to the Parties’ mutual agreement on all relevant matters, including the scope of such development, the duration, the budget therefor (and the party responsible for the same), the products or projects to be developed, the resources projected to be utilized, the value of Intellectual Property contributed by each Party to the relevant joint development and all other relevant matters. For the avoidance of doubt, the Parties’ mutual agreement on the value of Intellectual Property contributed by each Party to the relevant joint development is for the purpose of assessing the Jointly Owned Intellectual Property, not for the purpose of charging the royalty by one Party to the other party.

(2)

The Parties will endeavor to enter into a development agreement for any such joint development projects, but in the absence of such further development agreements, jointly-developed Intellectual Property arising from or in relation to the Parties’ joint development or design of the EV products, platforms and/or resources will constitute Jointly Owned Intellectual Property under Clause 11.4(1)(a).

(3)

Allocation of development costs for jointly-developed Intellectual Property as between the Parties will be determined at the relevant time by mutual agreement of the Parties taking into account the particular attributes and usage of the jointly-developed Intellectual Property, as well as other relevant factors, and set forth in the applicable product agreement.

7.7	Distribution.

(1)

The Parties may discuss in good faith and, subject to Parties’ mutual agreement, to put in place a joint distribution plan to promote the expansion of EVs designed, developed, manufactured or branded under each Party’s name.

(2)

If the Parties mutually agree to create a joint distribution plan described under Clause 7.7(1), the Parties shall use their respective reasonable endeavours to agree in good faith a detailed joint distribution agreement setting forth the distribution channel to be utilized, including the potential cooperation with a third party, products subject to such joint distribution agreement, cost sharing arrangement, the cross-licensing of the Parties’ Trademarks, targeted customer base, and all other relevant matters.

7.8

Other Commercial Collaboration. Each Party may refer to the other Party other investment opportunities or commercial collaboration opportunities in the EV industry to implement and universalize the application of the EV total solutions, including but not limited to EV, energy and mobility services and the Parties may discuss in good faith whether to approach or implement such referred opportunities. The Parties acknowledge that KYMCO may take the lead on referring such investment opportunities or commercial collaboration opportunities in Taiwan, Mainland China, India, and South-East Asia whereas LW may take the lead on referring such investment opportunities or commercial collaboration opportunities in the United States.

8.	STEERING COMMITTEE.

8.1

To the extent permitted by the applicable laws, the Long Term Collaboration, including but not limited to the initiatives described under Clause 7.1 to Clause 7.8, shall be carried out by the Steering Committee.

8.2

The Steering Committee shall comprise four (4) representatives (“Committee Representatives”). Two (2) Committee Representatives shall be appointed by LW and two Committee Representatives shall be appointed by KYMCO. The Committee Representatives shall be nominated by each Party with the power to appoint such Committee Representative by written notice pursuant to a schedule to be agreed by the Parties.

8.3

Each Party may change either of the Committee Representatives that it has appointed at any time by written notice to the other Party. Each Committee Representative may at any time and from time to time by written notice addressed to the Parties appoint an alternate to attend, speak and vote on his behalf at any meeting of the Steering Committee at which he is not present. Other specialists and technicians may be invited by the Steering Committee to provide specialist and technical assistance as and when deemed necessary.

8.4

The Steering Committee shall meet on a quarterly basis during the Term, unless otherwise decided by the Steering Committee, or otherwise within a reasonable period of a meeting being called by any Party to discuss the progress of, to resolve any issues arising under, or all other matters related to the Long Term Collaboration, including the development process of LW Adjacent EV Products or any other EV products as deemed appropriate by the respective Party. LW will make reasonable efforts to use this forum to provide KYMCO with an understanding of potential future projects that may be of interest to KYMCO in the context of a Joint Development Projects, where doing so would not cause LW to violate any confidentially obligations or cause any adverse commercial impact for LW, in the sole discretion of LW.

8.5	A meeting of the Steering Committee may be held by telephone or via internet provided that such meetings have appropriate representation from each Party.

8.6	Unless otherwise agreed by the Parties in writing, none of resolutions, determinations and decisions made by the Steering Committee shall be binding on the Parties.

9.	SECONDMENT OF STAFF

9.1	General Arrangement.

(1)

To assist in achieving the objectives of the Long Term Collaboration, including close communication and coordination between the Parties, the Parties may discuss in good faith and, subject to Parties’ mutual agreement, to create an “in-residence” program to second employees of one Party (“Transferring Entity”) to the offices of the other Party (“Receiving Entity”) for a period to execute or assist the other Party in technical or other operations (“In-residence Program”).

(2)

If the Parties mutually agree to create an In-residence Program, the Parties shall use their respective reasonable endeavours to agree in good faith a detailed secondment arrangement, including the purpose, period, activities, tasks, cost sharing mechanism of such secondment, and the number, qualifications and seniority of the seconded employees, and all other matters pertaining to In-residence Program and document the same.

9.2	General Obligations of the Transferring Entity and the Receiving Entity.

(1)

Under an In-residence Program, unless otherwise agreed by the Parties, the seconded employee will continue to carry out his/her previous duties when he/she was an employee of the Transferring Entity and all duties performed by the seconded employee shall be under the directions of the Transferring Entity.

(2)

Under an In-residence Program, unless otherwise agreed by the Parties, the seconded employee will remain employed by the Transferring Entity and such employee does not have an employment relationship with the Receiving Entity. The Receiving Entity shall have no authority to, among other things, discharge or discipline the Employee.

(3)

Under an In-residence Program, unless otherwise agreed by the Parties, the Transferring Entity and Receiving Entity shall use their respective reasonable endeavours to assist the seconded employee to obtain all necessary approvals and make all necessary registrations requested by the relevant authorities to perform his/her duties under the In-residence Program. The Parties acknowledge that the seconded employee shall comply with all internal procedures and policies of the Receiving Entity throughout the In-residence Program.

(4)

Secondment of employees will be subject to agreement in writing between the parties on all relevant matters related to seconded employees, including without limitation business travel, leave, compensation, cost, housing, transportation and health care, as well as other applicable conditions and costs.

10.	MARKETING; PRESS RELEASE

10.1	Marketing.

Any use of LW Group’s or H-D Group’s Trademarks on the marketing and promotion materials shall require LW’s or H-D Groups prior written approval, as applicable. Likewise, any use of KYMCO’s Trademarks on the marketing and promotion materials shall require KYMCO’s prior written approval, as applicable. Without limiting the generality of the preceding two sentences:

(1)

KYMCO may not advertise, market or otherwise highlight the fact that its EV powertrains are sourced from LW Group or H-D Group, designed with Intellectual Property of LW Group or H-D Group, or similar; and

(2)

KYMCO may not label or mark with one or more (i) LW Group or H-D Group’s Trademarks or (ii) any reasonably similar variant or derivative which would be found to be confusingly similar to LW Group or H-D Group’s Trademarks by a reasonable consumer to any EV powertrain, EV scooter or EV motorcycle which may be reasonably interpreted to indicate that such powertrains, scooter or motorcycle are sourced from LW Group or H-D Group or designed by LW Group or H-D Group, or similar unless otherwise required by applicable laws.

(3)

neither LW nor KYMCO may use any Trademark of the other Party for any reason without first receiving the written consent and the terms of use from such other Party while each Party may withhold its consent to the use of any or all of its trademarks by the other Party for any or no reason.

10.2	Press Release.

(1)

Subject to the mutual agreement between the Parties, the Parties will produce joint press releases in relation to this Agreement or Long Term Collaboration. Each Party shall be free to publicize any previously-agreed press release that has not been revised in any manner nor accompanied by any additional commentary without consent of the other Party.

(2)

Except as contemplated by the last sentence of Clause 10.2(1), any press release, including but not limited to earnings releases/calls, investor relations presentations, securities disclosures or other similar activities that mentions the other Party, such other Party’s Trademarks or in any way references the other Party requires approval from the other party; for other press releases not mentioning the other Party in any way can be presented without need for approval. To the extent permissible by applicable law or regulation or the requirements of any stock exchange or other regulatory or government authority, seven (7) days’ prior notice of a proposed usage of a Party’s (or its Affiliates’) name or trademarks shall be provided by the requesting Party in order to enable the other Party to review such proposed usages.

11.	INTELLECTUAL PROPERTY

11.1	LW Intellectual Property.

(1)

All Intellectual Property independently developed by LW, or otherwise in LW’s possession, as of and after the Effective Date of this Agreement, and improvements thereto (other than Jointly Owned Intellectual Property), will be the sole property of LW (“LW Intellectual Property”), unless the Parties agree to different Intellectual Property ownership terms in a separate written development agreement.

(2)

LW will defend, indemnify, and hold harmless KYMCO against all liabilities and expenses (including, without limitation, reasonable attorneys’ fees and court costs) arising out of any alleged infringement of any third-party Intellectual Property by KYMCO’s use of LW Intellectual Property provided or approved, explicitly or implicitly, by LW under this Agreement; provided, that LW shall have no obligation under this Clause 11.1(2) to KYMCO with respect to any claim of infringement of Intellectual Property based, in whole or in part, upon (a) any KYMCO modification of the LW Intellectual Property and/or (b) the combination of the LW Intellectual Property with products, data or materials not supplied by LW, if such infringement claim would have been avoided without such modification or if use of the materials furnished by LW independent of the data or materials supplied by KYMCO would not give rise to the infringement claim. Notwithstanding the foregoing, LW shall have the right to require KYMCO to cease further usage of the LW Intellectual Property or to modify such LW Intellectual Property, so as to prevent further infringement (or alleged infringement) and KYMCO shall promptly comply with the same.

11.2	KYMCO Intellectual Property.

(1)

All Intellectual Property independently developed by KYMCO, or otherwise in KYMCO’s possession, as of and after the Effective Date of this Agreement, and improvements thereto (other than Jointly Owned Intellectual Property), will be the sole property of KYMCO (“KYMCO

Intellectual Property”), unless the Parties agree to different Intellectual Property ownership terms in a separate written development agreement.

(2)

KYMCO will defend, indemnify, and hold harmless LW against all liabilities and expenses (including, without limitation, reasonable attorneys’ fees and court costs) arising out of any alleged infringement of any third-party Intellectual Property by LW’s use of KYMCO Intellectual Property provided or approved, explicitly or implicitly, by KYMCO under this Agreement; provided, that KYMCO shall have no obligation under this Clause 11.2(2) to LW with respect to any claim of infringement of Intellectual Property based, in whole or in part, upon (a) any LW modification of the KYMCO Intellectual Property and/or (b) the combination of the KYMCO Intellectual Property with products, data or materials not supplied by KYMCO, if such infringement claim would have been avoided without such modification or if use of the materials furnished by LW independent of the data or materials supplied by KYMCO would not give rise to the infringement claim. Notwithstanding the foregoing, KYMCO shall have the right to require LW to cease further usage of the KYMCO Intellectual Property or to modify such KYMCO Intellectual Property, so as to prevent further infringement (or alleged infringement) and LW shall promptly comply with the same.

11.3	Indemnification Procedures.

The Parties will negotiate in good faith on procedures for indemnification as contemplated by Clause 11.1(2) and Clause 11.2(2), which each Party shall follow to raise an indemnification claim, and which shall otherwise govern indemnification, defense and hold harmless obligations.

11.4	Jointly Owned Intellectual Property.

(1)	Ownership and Usage.

(a)

All (i) Intellectual Property developed jointly by KYMCO and LW, and (ii) improvements to a Party’s Intellectual Property rights that are developed by the other Party, in each case, after the Effective Date in connection with this Agreement, will be the joint property and jointly and severally owned by each of KYMCO and LW (“Jointly Owned Intellectual Property”) in perpetuity, unless otherwise agreed herein or in a separate written agreement.

(b)

Each Party shall have the right on a worldwide basis to freely use all Jointly Owned Intellectual Property, including to make and have made products using such Jointly Owned Intellectual Property, to grant non-exclusive licenses and sublicenses to such Jointly Owned Intellectual Property, on such terms as may be determined by such Party in its sole discretion. In the case of Jointly Owned Intellectual Property that consists of Trade Secrets, Joint Confidential Information, or Confidential Information of LW (as applicable to KYMCO) or Confidential Information of KYMCO (as applicable to LW), and except as contemplated in Clause 11.4(2), neither Party will publicly disclose, disseminate, display or distribute in any form or in any medium (including news releases, professional articles, or publications), any such Jointly Owned Intellectual Property without the prior written consent of the other Party. There shall be no right of accounting with respect to the other Party with respect to any usage of Jointly Owned Intellectual Property. Except as expressly set forth in this Clause 11.4(1)(b) or in Clause 11.4(2), no consent or notice shall be required for either Party’s usage of Jointly Owned Intellectual Property.

(c)

Each Party’s ownership of Jointly Owned Intellectual Property and Joint Confidential Information, as well as all rights thereto, shall continue unaffected by termination or expiration of this Agreement.

(d)	Except as provided in Clause 11.4(2), each Party is responsible for its own use of Jointly Owned Intellectual Property.

(e)	Subject to terms and conditions under this Agreement, each Party may use Jointly Owned Intellectual Property in any manner as it deems fit.

(2)	IP Protection; Prosecution and Defense of Claims.

(a)

If either Party wishes to obtain any form of Intellectual Property protection for Jointly Owned Intellectual Property, the other Party has the choice, in its sole discretion to (i) share all reasonable costs associated with obtaining and maintaining such Protection, in which case, the prosecuting Party will provide the non-prosecuting Party the opportunity to review and comment on documents to be filed in connection with the prosecution process a reasonable time in advance of applicable filing dates and prosecution deadlines, and will provide the non-prosecuting Party with copies of any substantive documents received in connection with the prosecution if the non-prosecuting Party requests such documents, and any resulting Intellectual Property Protection will be jointly owned and enjoyed by LW and KYMCO or (ii) waive its right to participate in the Intellectual Property prosecution process, in which case any resulting Intellectual Property Protection will be owned solely by the prosecuting Party. In either case, the non-prosecuting Party will reasonably cooperate in good faith with and assist the other Party in connection with the Intellectual Property prosecution process concerning Jointly Owned Intellectual Property, at the other Party’s request, including by making inventors available as reasonably necessary, and by executing any documents or instruments, or performing such other acts, as reasonably requested by the other Party. To the extent necessary to carry out the process of obtaining any Patent Rights in the Jointly Owned Intellectual Property as set forth in this Agreement, the Parties consent to disclosure to the USPTO of information necessary to fulfill the requirements of 35 U.S.C. §102(c) including, without limitation, a declaration that: (i) the claimed invention was made by or on behalf of the Parties to this Agreement; (ii) the claimed invention was made as a result of activities subject to this Agreement; and (iii) the claimed invention is owned or is subject to an obligation of assignment as set forth in this Agreement. The Parties also agree to disclose to the USPTO the names of the Parties to this Agreement.

(b)

In the event a suit is brought against one or both Parties by a third-party alleging that Jointly Owned Intellectual Property infringes any Intellectual Property of such third party, the Party being sued will give the other Party prompt notice of such suit. Each Party will defend itself against any such third party; provided, however, that any settlement with such third-party involving royalties or other payments will require the prior written consent of both Parties. If a court of competent jurisdiction determines that the Jointly Owned Intellectual Property infringes any Intellectual Property of such third party, then the Parties will pay that portion of all out-of-pocket liabilities to third parties incurred by LW or KYMCO in proportion to their respective infringing use of the Jointly Owned Intellectual Property. Notwithstanding, in the event a claim of infringement is proven and demonstrated to have been caused solely by only one Party’s use of the Jointly Owned Intellectual Property, then the Party whose use has caused the infringement will indemnify the other Party against all liabilities and expenses (including, without limitation, reasonable attorneys’ fees and court costs) resulting from such infringement.

(c)

Either Party may, in its sole discretion and without the consent of the other Party, bring suit against any unlicensed or unauthorized third party or parties for infringement of Jointly Owned Intellectual Property, after first providing the other Party with written notice and the opportunity to participate in such suit. If both Parties participate in such suit, then (i) each Party will bear an equal share of the aggregate out-of-pocket expenses reasonably incurred by both Parties to prosecute such suit, and (ii) all monetary recoveries will be applied first to reimburse each Party for its share of such expenses (including, without limitation, reasonable attorneys’ fees and court costs), and any balance will be evenly divided by the Parties. If either Party declines to participate in such suit, then the other Party will bear the entire expense of the suit and will retain all of any recovery.

(d)

Notwithstanding anything to the contrary in the preceding paragraphs, without the prior written consent of the other Party, which consent will not be unreasonably withheld or delayed, neither LW nor KYMCO may compromise, settle, covenant not to sue or take any similar action in connection with a suit against or by a third party if such compromise, settlement, covenant or similar action could materially and adversely affect the Intellectual Property of the other Party or their commercialization.

11.5

Each Party will be responsible for ensuring that its Affiliates and its and their employees comply with the terms of this Clause 11. In addition, each Party will include contractual provisions that its suppliers, subcontractors and other legal entity contractors (collectively, “Sub-suppliers”) comply with the terms of this Clause 11. Each Party will take such action, legal or otherwise, to the extent necessary to cause each Sub-supplier to comply with the terms and conditions of this Clause 11 against its Sub-suppliers. Each Party will be responsible for failures by its Affiliates and employees, but not for its sub-suppliers, to comply with this Clause 11.

12.	DATA PRIVACY AND SECURITY

12.1

As the performance of rights and obligations hereunder may require a Party to receive, store, transmit or manage data of the other Party or Personal Information of or relating to its employees, customers, suppliers or contractors (collectively, “Data”), both Parties shall comply with Appendix 2.

13.	ELECTRONIC COMMUNICATION

13.1	LW requires all of its business partners to communicate certain information electronically.

13.2

When LW and KYMCO communicate electronically with each other, the Parties will use one or more agreed formats for electronic communication, which may be direct or through a third-party service provider.

13.3

When the Parties transmit information electronically in an agreed format under an agreed protocol, the electronic communication will be considered “written” or “in writing” for the purpose of this Agreement. Each Party will pay its own hardware, software and transmission costs. All electronic transmissions with electronic signatures will be treated as signed copies if confirmed by the signatory (provided that any applicable laws have been complied with).

13.4

Signatures to this Agreement or any documents referred to under this Agreement transmitted by electronic mail or any other electronic transmission shall take effect from the date as specified in the document or in the absence of such specification, the date of transmission. Each Party agrees to promptly deliver an execution original to the other Party provided that a failure to do so shall not affect the enforceability of such document.

14.	TERM AND TERMINATION

14.1

The Agreement will come into effect upon completion of LW’s combination with a special purpose acquisition company and the commencement of public trading of LW’s shares (the “Effective Date”) and shall thereafter continue in full force and effect for 10 years (the “Term”).

14.2

Without prejudice to any other rights or remedies under this Agreement or applicable laws, LW or KYMCO (as the case may be) may, upon written notice to the other Party, terminate this Agreement with immediate effect:

(1)

if the other Party is in material breach of its obligations under this Agreement; provided, however, that if the breach can be remedied, the termination shall only be effective if the breach is not or cannot be remedied within (a) in the case of non-payment of an invoice for goods or services pursuant to a contract manufacturing or other agreement between the parties, the first Party having notified the other Party in writing of such non-payment and thirty (30) days having elapsed beyond the date of receipt of such written notice by the other Party and (b) in the case of any other breach, the first Party having notified the other Party in writing of such breach and ninety (90) days having elapsed beyond the date of receipt of such written notice by the other Party;

(2)	if the other Party enters into liquidation, becomes insolvent or enters into a deed of arrangement for the benefit of creditors or otherwise commits or suffers any equivalent act; or

(3)	if a “Change of Control Event” occurs to the other Party.

14.3

The Parties will discuss the impacts of termination or expiration in good faith. In particular, as the parties prepare and enter into other agreements related to this Agreement (such as contract manufacturing agreements), the parties will provide for reciprocal termination and transition provisions as well as obligations to supply products, components and parts following termination), so that, among other matters, the transition and post-termination supply obligations will be consistent between the contract manufacturing agreements for the LW Covered Product and the supply agreement for the Powertrain Products.

14.4	No termination or expiration shall limit either party’s right to use its Jointly Owned Intellectual Property or co-developed products.

14.5

Unless the Parties otherwise agree in writing, certain provisions hereunder shall survive such termination, including without limitation, Clause 11 (Intellectual Property); Clause 20 (Dispute Resolution), Clause 21 (Notices), and Clause 22 (Miscellaneous Provisions), and Appendix 1 (Confidentiality Provisions), of this Agreement.

15.	LIMITATIONS ON LIABILITY

To the maximum extent allowed under applicable law:

15.1

Neither Party shall be liable to the other Party for any incidental, indirect, special or consequential damages arising out of, connected with, or resulting from this Agreement, except in the case of such damages resulting from such Party’s [***] (the matters described in items (a) and (b) of Clause 15.1, the “Exceptions”);

15.2	Even in circumstances where the Exceptions apply, in no circumstances shall damages, liabilities or losses for purposes of Exceptions include losses of a Party’s shareholders.

16.	MUTUAL REPRESENTATION AND WARRANTIES

16.1	Representations and Warranties.

As of the Effective Date, each Party hereby represents and warrants to the other Party as follows:

(1)

Such Party has the authority to enter into this Agreement, and its performance of the terms of this Agreement will not breach its Articles of Association, Articles of Organization, Articles of Incorporation, bylaws (or any other documents of similar nature under the local laws), or any other agreement by which such Party is bound. This Agreement constitutes the valid and binding obligations of such Party and is and shall continue to be enforceable against such Party in accordance with its terms.

(2)

Such Party has obtained, at its own cost and expenses, all required licenses, permits, and registrations as required for performing its obligations hereunder. Such Party’s ability to perform its obligations under this Agreement in a timely and complete manner are not materially adversely impaired by any of the following: (a) any law, regulation, or order of any court or government or governmental agency or instrumentality binding on or affecting such Party; or (b) any pending or threatened litigation or administrative proceeding.

16.2	Covenants.

Such Party will comply with all laws and regulations (including anti-bribery and anti-corruption laws, including without limitation the U.S. Foreign Corrupt Practices Act, and any other similar “anti-bribery” law) applicable to such Party, and in particular (but without limitation) will not, directly or indirectly, in the name, on behalf of or for the benefit of the other Party, offer, promise or authorize to pay any compensation, or give anything of value to, any official, agent or employee of any government or governmental agency, or to any political party or any officer, employee or agent of any political party. Furthermore, such Party shall at all times during the term of the Agreement, comply with the terms and conditions set forth on Appendix 3 hereto. Such Party will require each of its directors, officers, employees, sub-suppliers and agents to comply with the provisions of this paragraph.

16.3	Compliance.

(1)

KYMCO acknowledges and understands that LW is covered by certain anticorruption laws and regulations, including the U.S. Foreign Corrupt Practices Act (“FCPA”) and the UK Bribery Act. These anticorruption obligations extend to this contractual relationship. Therefore, KYMCO agrees that KYMCO has not, and will not, offer, promise, pay, or authorize the payment of any money or anything of value, or take any action in furtherance of such a payment, whether by direct or indirect means, to any government official (including but not limited to any political party or official thereof, any candidate for political office, any official of a public international organization, any employees of entities that are owned or controlled by a government) or relative of any government official to influence the decision of such government official in his official capacity to:

(a)	induce a government official to do or omit to do any act in violation of his or her lawful duty;

(b)	induce a government official to use his influence with a foreign government or instrumentality to affect or influence any act or decision of such government or instrumentality; or

(c)

gain any other improper advantage. It is the intent of the parties that no payments or transfers of value shall be made which have the purpose or effect of public or commercial bribery, acceptance of or acquiesce in extortion, kickbacks or other unlawful or improper means of obtaining business.

(2)

KYMCO agrees that KYMCO will (a) complete an Anti-Bribery [***] as a condition precedent to the Effective Date of this Agreement, and (b) provide a new Anti-Bribery [***] (which shall not be requested more than annually) if requested by LW. Any failure to complete such Anti-Bribery [***] at the request of LW shall be considered a material breach of the Agreement.

(3)

KYMCO agrees that KYMCO will complete anti-bribery training as a condition precedent to the Effective Date of this Agreement (which shall not be requested more than annually) if requested by LW (which shall not be requested more than annually). Any failure to complete such anti-bribery training at the request of LW shall be considered a material breach of the Agreement.

(4)

KYMCO stipulates that no government official holds an ownership interest in KYMCO beyond potentially being among and having the same rights in KYMCO as any other of KYMCO’s individual non-controlling shareholders. KYMCO stipulates that it is not providing anything of value to any government official in connection with the contractual relationship established by this Agreement or with any of the proceeds arising from it.

(5)	KYMCO agrees to have a continuing obligation to advise LW of any of its actions that may violate Clause 16.3(1).

(6)	KYMCO acknowledges and understands that LW has the right to disclose any FCPA violation by KYMCO to the government.

(7)

If there are reasonable grounds to believe (i.e. sufficient and credible facts and circumstance) or receiving a written notification from the competent authority or having other adequate evidence, that any representation covering the anticorruption requirements contained in this Agreement or in the Anti-Bribery Certification has been breached, or that a bribery-related violation has occurred or is about to occur, notwithstanding anything to the contrary herein, LW may [***] directly related to the products or services of the alleged violation or take such further action LW reasonably determines is necessary until it has received adequate confirmation that KYMCO is in compliance with the terms of this Agreement and that no violations of bribery-related laws have occurred or will occur. KYMCO agrees that if reasonably necessary, upon reasonable written notice, KYMCO will allow LW to [***] related to this Agreement to assist and cooperate with LW in confirming compliance with the applicable anticorruption laws.

(8)	In the event of any breach of this Clause 16.3 or any actions by KYMCO that cause a violation of the FCPA, LW will have the right to terminate this Agreement with written notice.

(9)

Neither Party is obligated to take any actions or omit to take any actions under this Agreement that it reasonably believes would cause it to violate the laws of any country, including the FCPA or the UK Bribery Act.

(10)

KYMCO agrees to indemnify LW for any costs, fees, expenses or fines or penalties incurred by LW as a result of KYMCO’s breach of this Clause 16.3, subject to the terms and conditions of this Agreement.

17.	CONFIDENTIALITY

17.1

KYMCO and LW will comply with the terms and conditions of Appendix 1 except that LW may disclose the existence and the terms of this Agreement to LW’s potential and existing investors of a private investment in public equity transaction contemplated by LW and AEA.

18.	INDEMNITY

18.1

General Indemnity. Without limiting any other rights which any such Party may have hereunder or under applicable laws, each Party (the “Indemnifying Party”) hereby agrees to indemnify the other Party [***] (each of the foregoing individual, firm, company, corporation, or any association, trust, joint venture, consortium or partnership (whether or not having separate legal personality) being individually called the “Indemnified Party”), forthwith on demand, from and against any and all damages, losses, claims, liabilities and related and reasonable costs and expenses arising out of third party claims or losses and actually incurred, including reasonable attorneys’ fees and disbursements actually incurred, by the Indemnifying Party (all of the foregoing being collectively called “Indemnified Amounts”) awarded against or incurred by the Indemnified Party, arising out of or relating to any breach of the representations, warranties or covenants by the Indemnifying Party [***] of this Agreement.

18.2

Third Party Claim. In the event of the assertion or commencement by any third party of any claim or other proceeding that may result in Indemnified Amounts, the Indemnified Party shall (a) promptly notify the Indemnifying Party thereof in writing and (b) consult in good faith with respect thereto with the Indemnifying Party. If requested by the Indemnifying Party, the Indemnified Party shall keep the Indemnifying Party informed of developments in such claim and proceeding and the parties shall work together in good faith to minimize any liabilities or obligations of both parties in respect of such claim and proceeding.

19.	GOVERNING LAW

19.1	This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to principles of conflicts of law.

20.	DISPUTE RESOLUTION

20.1	The Parties’ shared objective is to resolve all disputes that may arise between them as amicably and efficiently as possible, and neither Party will unreasonably delay the resolution of a dispute.

20.2	All dispute resolution proceedings, including the arbitration proceedings will be conducted pursuant to this Clause 20 and will be conducted in English.

20.3

Within fourteen (14) days after a written notice of a dispute, LW and KYMCO personnel who are senior (when possible) to the people with responsibility for administering this Agreement and who have the authority to resolve the dispute will meet either on the telephone or face to face, at a mutually agreeable time and location and attempt in good faith to resolve the dispute (the “Initial Executive Meeting”).

20.4

The Parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the applicable courts of the State of Delaware, and any appellate court thereof for any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it, and which have not been resolved between the Parties themselves at the Initial Executive Meeting (including instances in which the Parties are unwilling or unable to conduct an Initial Executive Meeting) and consent not to commence any action, suit or proceeding relating thereto except in such courts.

20.5

The Parties hereby irrevocably and unconditionally waive any objection to venue on any action, suit or proceeding arising out of this Agreement in the applicable courts of the State of Delaware, and any appellate court thereof, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

20.6

EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

21.	NOTICES

21.1

LW and KYMCO will each use commercially reasonable efforts to ensure that all written, verbal and electronic notices are delivered to appropriate personnel at the other Party. Neither Party will attempt to avoid receipt of notice from the other Party.

21.2

Any notice required or permitted under this Agreement will be in writing and will be effective as noted when sent by any of the following methods at the addresses set out below: (a) upon delivery if by personal delivery; (b) the third (3rd) business day if sent by reputable overnight courier (e.g., UPS); or (c) upon delivery if by e-mail, provided that a confirmation copy is delivered by another method under subparts (a) or (b). Either Party may change its notice address at any time by written notice to the other Party.

If to LW:

General Counsel

LiveWire EV, LLC

3700 West Juneau Avenue

Milwaukee, Wisconsin, 53208

E-mail: H-DGeneralCounsel@harley-davidson.com

If to KYMCO:

HSIA,TSUNG-LIANG (夏宗良)

General Manager

Kwang Yang Motor Co., Ltd.

No.35, Wanxing St., Sanmin Dist., Kaohsiung City, Taiwan (R.O.C.)

E-mail: ky3564@mail.kymco.com

The notice recipients listed above are referred to in this Agreement as “Designated Recipients.”

21.3	Either Party may change its Designated Recipients at any time by written notice to the Designated Recipients of the other Party.

22.	MISCELLANEOUS PROVISIONS

22.1

All written and electronic communication made under or in connection with this Agreement will be made in English. Where required by the local laws, the Parties shall translate and execute the local language version of this Agreement, and any amendments to this Agreement, and any other related documents to this Agreement (other than those which are already made and executed in local language) as may be required by prevailing regulations, relevant authorities or the courts order.

22.2	The Parties agree that this Agreement shall be signed and executed in English language on the Signing Date.

22.3	No failure of a Party to exercise its rights under this Agreement will be considered a waiver of future rights.

22.4

Any public statements about “partnering” between LW and KYMCO will not create a legal partnership or fiduciary relationship between LW and KYMCO. Nothing herein or in any supplemental agreement or purchase order will create any implied obligations between the Parties or their Affiliates; the sole obligations of the Parties are what are expressly set forth in this Agreement or in any supplemental agreement or purchase order. Neither Party nor its Affiliates shall have the right to create any legal obligation or take any action in the name of the other Party or its Affiliates without the prior written consent of the other Party.

22.5

Each Party will comply in all material respects with all applicable laws, rules and regulations in the Long Term Collaboration cooperation hereunder, including without limitation remain in material compliance with all environmental, health, safety and labor laws applicable to such Party to the operation and use of such Party’s facilities at which the relevant products are manufactured or stored.

22.6

LW has adopted an affirmative action policy and has pledged to extend equal employment opportunities to all of its employees, regardless of race, color, creed, age (over 40), sex, religion, national origin, ancestry, citizenship status, disability, handicap, medical condition (cancer related), marital status, sexual orientation, or affectional preference, and to offer promotion and employment to all applicants and employees primarily on the basis of individual merit and qualifications. These equal opportunity personnel actions include, but are not limited to, recruitment, selection, placement, transfer, promotion, compensation action, layoff, recall from layoff, termination, training, development, recreation, social action programs, benefit eligibility, and application of other personnel policies. Veterans and those who are either mentally or physically disabled in a manner which substantially limits one or more of their major life activities are potentially eligible for special consideration under LW’s affirmative action program. In its operations outside the United States, to the extent required by Taiwanese law, KYMCO agrees to comply with all comparable laws and regulations that are applicable to KYMCO.

22.7

In addition to its other obligations under this Agreement, each Party will (a) conduct its business in an ethical and fair manner; (b) maintain facilities for its workers that provide a safe and healthy environment; (c) provide wages and benefits that conform to the prevailing industry standards; (d) not exceed local work hour limits; (e) not, directly or indirectly, use any child labor (i.e. workers younger than 16 years of age or the compulsory age for school attendance), or purchase materials from any entity that uses child labor; (f) not, directly or indirectly, use prison or other forced labor or purchase materials from any entity that uses prison or other forced labor; and (g) not discriminate on the basis of personal characteristics or beliefs, in the case of KYMCO with respect to Clause 22.7(a) to Clause 22.7(e), and Clause 22.7(g), to the extent required under Taiwan law.

22.8

Neither Party may assign or transfer any of its rights or obligations under this Agreement without the prior written consent of the other Party, which consent must not be unreasonably withheld. Notwithstanding the foregoing, either Party may assign or transfer any of its rights or obligations under this Agreement to a parent, Affiliate or subsidiary of such Party, or in the event of a merger, acquisition or sale of substantially all such Party’s assets, without the prior written consent of the other Party, but subject to at least thirty (30) days’ prior written notice to the other Party. This Agreement will be binding on the Parties and their respective permitted successors and assigns, and the assigning Party shall remain liable for its obligations under this Agreement to the maximum extent permitted by applicable law. A Party wishing to assign this Agreement will give reasonable advance written notice of the proposed assignment to the Designated Recipients of the other Party.

22.9

If any provision in this Agreement is determined to be unenforceable (a) the remainder of this Agreement will continue in effect after severance of the unenforceable provision and (b) the Parties will promptly through good faith negotiations amend this Agreement to restore, to the maximum extent legally permissible, the benefits, rights and obligations included in the unenforceable provision.

22.10

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter of this Agreement and supersedes all previous written, oral and implied agreements, covenants and undertakings between them. No collateral agreements, written, oral or implied, have been made.

22.11

The provisions of this Agreement are solely for the benefit of the Parties and are not intended to confer upon any Person (including any shareholders of KYMCO or shareholders of LW) except the Parties hereto any rights or remedies hereunder. There are no third-party beneficiaries of this Agreement, and this Agreement shall not provide any third Person (including any shareholders of KYMCO or shareholders of LW) with any remedy, claim, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

22.12

This Agreement may be executed electronically or by facsimile signature and in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or pdf shall be as effective as delivery of a manually executed counterpart of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

LiveWire EV, LLC

By:	/s/ Jochen Zeitz
Name:	Jochen Zeitz
Title:	Authorized Signatory

[Signature Page of LW]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

Kwang Yang Motor Co., Ltd.

By:	/s/ KO, SHENG-FENG (柯勝峯)
Name:	KO, SHENG-FENG (柯勝峯)
Title:	Chairman

[Signature Page of KYMCO]

Appendix 1: Confidentiality Provisions

1. Definition of Confidential Information and Related Definitions.

“Confidential Information” is proprietary, trade secret or other non-public information that both (1) is either marked with a “confidential information” or similar legend or the receiving party would reasonably know, in light of the circumstances under which such information is provided, that the disclosing party expects the receiving party to keep such information secret and (2) the disclosing party can prove, through written or electronic records or other physical evidence, was in the disclosing party’s possession at the time of disclosure.

Confidential information does not include information that the receiving party can prove through written or electronic records or other physical evidence:

(a)	at the time of disclosure is generally known to the public;

(b)	becomes generally known to the public through no fault of the receiving party;

(c)	is already rightfully in the possession of the receiving party at the time of disclosure and was not obtained from the disclosing party;

(d)	is later rightfully obtained by the receiving party from a third party not known by the receiving party to be under an obligation of confidentiality to the disclosing party; or

(e)	is later independently developed by the employees or agents of the receiving party who had no access to or knowledge of the confidential information.

Some examples of information that may constitute Confidential Information are new product plans, marketing plans, prototype and pre-production parts, cost and price data, non-public financial data, financial and production results and forecasts, RFPs and RFQs and responses thereto, drawings, processes, designs, design criteria, testing methods, third party materials, personally identifiable information, and terms of transactions or supplier agreements. Confidential Information includes Confidential Information of or about or provided by that party’s parents, subsidiaries and other related companies.

“Confidential Information of KYMCO” means Confidential Information of KYMCO that KYMCO provides to LW or its Affiliates pursuant to the Cooperation contemplated by this Agreement; provided that Confidential Information of KYMCO does not include (1) general industry knowledge, (2) Confidential Information of LW (solely of LW or owned together by LW with a third party (other than KYMCO or its Affiliates)) or (3) Joint Confidential Information.

“Confidential Information of LW” means Confidential Information of LW that LW provides to KYMCO or its Affiliates pursuant to the Cooperation contemplated by this Agreement; provided that Confidential Information of LW does not include (1) general industry knowledge, (2) Confidential Information of LW (solely of KYMCO or owned together by KYMCO with a third party (other than LW or its Affiliates)) or (3) Joint Confidential Information.

“Joint Confidential Information” means Confidential Information that is developed or created by both, or by employees, officers, directors, contractors or representatives of both, KYMCO or LW or their Affiliates.

2. Nondisclosure and Nonuse of Confidential Information.

(a) Neither party will use or disclose the other party’s Confidential Information except as permitted in this Appendix 1 or the Agreement. The receiving party will use Confidential Information only for the benefit of the disclosing party or as permitted by the Agreement. The receiving party may disclose Confidential Information to its employees, agents, affiliates, service providers, and suppliers (“Representatives”) who need to know the Confidential Information for the purpose of carrying out the Long Term Cooperation or as permitted by the Agreement. The receiving party’s Representatives will be required to maintain the confidentiality of the Confidential Information and the failure of any of them to maintain confidentiality will be the responsibility of the receiving party. In addition, the receiving party will use its normal procedures (which may include entering into a written agreement) with respect to its Representatives to which Confidential Information is disclosed to procure that the Representatives will be bound by confidentiality obligations no less strict than those Appendix 1 or the Agreement. Each party agrees to take reasonable precautions to safeguard the other party’s Confidential Information and at a minimum to take the same precautions as it would to safeguard the confidentiality of its own proprietary, trade secret or other non-public information. The receiving party may disclose Confidential Information to the extent disclosure is required by law, but only if the disclosing party is given written notice of the proposed disclosure as soon as the receiving party becomes aware of the disclosure obligation.

(b) In the case of Confidential Information that also constitutes Intellectual Property, usage of such Intellectual Property in accordance with Clause 11 of the Agreement shall not constitute a breach of this Appendix 1.

(c) Clause 11.4 of the Agreement shall apply, mutatis mutandis, to Joint Confidential Information. Without limiting the scope of the preceding sentence, each Party may use and disclose Joint Confidential Information as and to the same extent set forth in the Agreement with respect to Jointly Owned Intellectual Property.

3. Return of Confidential Information. At the termination of the Long Term Cooperation, upon the reasonable request of the disclosing party, the receiving party will promptly return all tangible forms (including electronic) of Confidential Information of the other Party received by it that have not already been properly disposed of. If requested by the receiving party, the disclosing party will identify the Confidential Information of the other Party that it believes the receiving party received from the disclosing party. The disclosing party will not request the return of Confidential Information of the other Party that the receiving party requires to fulfill its contractual obligations, if any, to the disclosing party, or to exercise its rights, if any, under any contract with the disclosing party. The receiving party will only dispose of the disclosing party’s Confidential Information when the Confidential Information is no longer required by the disclosing party. The receiving party will only dispose of Confidential Information (such as documents or prototype or pre-production parts) in a manner that results in the destruction of the Confidential Information (such as shredding) so that the Confidential Information cannot be recovered or used by a third party following disposal.

4. Material Non-Public Information. The parties will advise their employees and agents and any Representatives who are informed of or have access to Confidential Information that, in addition to their obligation to keep Confidential Information confidential, the United States securities laws prohibit persons who are in possession of material non-public information concerning a company from purchasing or selling securities of such company.

5. No Purchase or Supply Obligations. This Appendix 1, by itself, does not and will not create an obligation on the part of LW to purchase products or services from KYMCO or an obligation on the part of KYMCO to supply products or services to LW. Any such obligations will be the subject of separate agreements between the parties and/or LW’s subsidiaries and other related companies, which may incorporate this Appendix 1 and/or the Agreement and/or include terms and conditions in addition to or different than those set forth in this Appendix 1 and/or the Agreement.

6. No Export. Each party acknowledges that Confidential Information which it receives may include technical data developed in the United States subject to export restrictions, and therefore, will not export or re-export any Confidential Information without full compliance with all applicable export laws, subject to the party that provides the Confidential Information subject to export restrictions notifying the receiving party thereof in advance.

Appendix 2: Data Privacy and Security

1. Compliance with Consumer Protection, Security, and Privacy Laws. In connection with this Agreement, KYMCO may have access to Personal Information or LW Data, and likewise, LW may have access to Personal Information or KYMCO Data. In that event, KYMCO and LW will enter into a written agreement in order to determine and specify the different aspects of the processing of Personal Information and to allocate each Party’s specific role and responsibilities related to such processing (“Data Processing Agreement”). Furthermore, KYMCO and LW represent and warrant that at all times during and after the Term of the Agreement, with regard to the processing of Personal Information described in such Data Processing Agreement, each will:

(a)

comply, at each Party’s own expense, with all applicable local, state, federal, and international privacy, confidentiality, consumer protection, advertising, electronic mail, data security, data destruction, and other similar laws, rules, regulations, and industry best practices, whether in effect now or in the future (all of the foregoing will be collectively referred to as the “Privacy and Security Requirements”). Each Party acknowledges that it alone is responsible for identifying, understanding, and complying with its obligations under the Privacy and Security Requirements as they apply to its performance of this Agreement and possession of the Personal Information and the other Party’s Data;

(b)

use, handle, collect, maintain, safeguard, and destroy Personal Information and the other Party’s Data solely as permitted under this Agreement and in accordance with all Privacy and Security Requirements; and, in particular;

(c)

maintain and enforce administrative, technical, and physical security procedures designed to ensure the confidentiality, integrity, and availability of Personal Information and the other Party’s Data that are (a) at least equal to those required by all relevant Privacy and Security Requirements, and, to the extent not inconsistent with the foregoing, (b) in accordance with industry best practices for services of this kind;

(d)

not transmit or make available any Personal Information to any entity or individual outside the respective country where each Party is located (as informed in this Agreement), except that each Party may transmit or make available the Personal Information and the other’s Data back to the United States or Taiwan or other country where an each Party’s facility using the other Party’s services is located; and

(e)

not sell, transfer, disclose to any unauthorized person, or use the Personal Information or the other Party’s Data received in connection with this Agreement except, to the extent applicable: (i) to provide the services under this Agreement; (ii) to cooperate with law enforcement investigations, to comply with legally executed subpoenas, or as specifically required by law (provided the other Party is notified immediately of any such request, unless expressly precluded from providing such notice by the applicable process); or (iii) for those other uses, if any, expressly authorized by the other Party in writing.

The foregoing requirements are in addition to any other confidentiality and security obligations under the Agreement, including without limitation the Confidentiality Agreement. Nothing contained in this paragraph will be construed as granting Supplier any ownership interest in the Personal Information. Except in accordance with a Data Processing Agreement or otherwise pursuant to explicit written agreement between the Parties, under no circumstances will either Party transmit Personal Information to the other.

2. Due Diligence; Assistance in Compliance. On written request from LW, KYMCO will provide reasonable documentation, including summaries of any applicable third-party audits, substantiating KYMCO’s compliance with the Privacy and Security Requirements and sufficient to satisfy any due diligence obligations imposed on LW under any of the Privacy and Security Requirements. At no charge to LW, KYMCO will cooperate with LW and any regulator or other governmental entity having jurisdiction over LW or the Personal Information or LW Data relating to KYMCO’s performance of this Agreement and possession and use of the Personal Information and LW Data.

3. Due Diligence; Assistance in Compliance. On written request from KYMCO, LW will provide reasonable documentation, including summaries of any applicable third-party audits, substantiating LW’s compliance with the Privacy and Security Requirements and sufficient to satisfy any due diligence obligations imposed on KYMCO under any of the Privacy and Security Requirements. At no charge to KYMCO, LW will cooperate with KYMCO and any regulator or other governmental entity having jurisdiction over KYMCO or the Personal Information or KYMCO Data relating to LW’s performance of this Agreement and possession and use of the Personal Information and KYMCO Data.

4. Actual or Potential Breach; Cooperation; Notification. KYMCO will immediately notify LW of any actual or suspected breach of confidentiality, privacy or security with regard to LW Personal Information or LW Data. At no additional cost, KYMCO will fully cooperate with LW in investigating the breach, including, but not limited to, the provision of system, application, and access logs, conducting forensics reviews of relevant systems, imaging relevant media, and making personnel available for interview. On notice of any actual or suspected breach, KYMCO will immediately institute appropriate controls to maintain and preserve all electronic evidence relating to the breach in accordance with industry best practices. In the event any breach of security or confidentiality by KYMCO or its agents requires notification to an individual under any Privacy and Security Requirements, LW will have sole control over the timing, content, and method of notification and KYMCO will promptly reimburse LW for all costs and expenses incurred as a result of the breach, including but not limited to, notice, print and mailing costs, and the costs of obtaining credit monitoring services and identity theft insurance for the individuals whose Personal Information was or may have been compromised.

5. Actual or Potential Breach; Cooperation; Notification. LW will immediately notify KYMCO of any actual or suspected breach of confidentiality, privacy or security with regard to KYMCO Personal Information or KYMCO Data. At no additional cost, LW will fully cooperate with KYMCO in investigating the breach, including, but not limited to, the provision of system, application, and access logs, conducting forensics reviews of relevant systems, imaging relevant media, and making personnel available for interview. On notice of any actual or suspected breach, LW will immediately institute appropriate controls to maintain and preserve all electronic evidence relating to the breach in accordance with industry best practices. In the event any breach of security or confidentiality by LW or its agents requires notification to an individual under any Privacy and Security Requirements, KYMCO will have sole control over the timing, content, and method of notification and LW will promptly reimburse KYMCO for all costs and expenses incurred as a result of the breach, including but not limited to, notice, print and mailing costs, and the costs of obtaining credit monitoring services and identity theft insurance for the individuals whose Personal Information was or may have been compromised.

Appendix 3: [***]

Appendix 4: [***]

Annex J

TAX MATTERS AGREEMENT

by and between

Harley-Davidson, Inc.

and

LW EV Holdings, Inc.

Dated [ ⚫ ]

TAX MATTERS AGREEMENT

This Tax Matters Agreement, dated [ ☐ ] (the “Agreement”), is by and between Harley-Davidson, Inc. (“H-D”) and LW EV Holdings, Inc. (“LiveWire”). H-D and LiveWire are sometimes referred to herein as the “Parties” and each a “Party.”

RECITALS

WHEREAS, H-D is the common parent corporation of an affiliated group of corporations within the meaning of Section 1504(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and income, gain, loss and deduction of certain former, present and future members of the LiveWire Group (defined below) has been or may be included in Consolidated Returns (defined below);

WHEREAS, H-D and LiveWire may become members of a consolidated, combined, unitary, and other similar groups as defined under similar laws of U.S. state or local jurisdictions (or may have their income, gain, loss and deduction included in the Tax Returns of such groups), including both an H-D Affiliate and a LiveWire Affiliate and, accordingly, certain members of the LiveWire Group may file Combined Returns (defined below) covering United States state and local Income Taxes (defined below) with members of the H-D Group (defined below);

WHEREAS, pursuant to that certain Business Combination Agreement and Plan of Merger by and among AEA-Bridges Impact Corp., LW EV Merger Sub, Inc., LiveWire EV, LLC, H-D and LiveWire (the “BCA” and the transactions contemplated under the BCA, the “Business Combination”), H-D will contribute LiveWire EV, LLC to LiveWire in exchange for a certain number of the issued and outstanding shares of common stock of LiveWire, par value of $0.0001 per share as may be adjusted, as further described therein (“LiveWire Common Stock”);

WHEREAS, in the event that H-D’s ownership of LiveWire following the Business Combination equals or is greater than 80.0 percent of the voting power (as determined for applicable Tax purposes) and value of the LiveWire Common Stock (or other applicable minimum threshold for state or local Income Tax purposes), the Parties wish to set forth how certain Tax (defined below) matters would be handled;

WHEREAS, in the event that a Deconsolidation Event (as defined below) occurs, the Parties wish to set forth how certain Tax matters would be handled; and

WHEREAS, it is appropriate and desirable to set forth the principles and responsibilities of the Parties regarding the allocation of Taxes and other related liabilities and adjustments with respect to Taxes, preparation of Tax Returns, Tax audits, and certain other Tax matters that affect the H-D Group and the LiveWire Group.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” means any Legal Entity that is Controlled by the Person in question. “LiveWire Affiliate” means an Affiliate of LiveWire. “H-D Affiliate” means an Affiliate of H-D other than LiveWire and any LiveWire Affiliate.

“Affiliation Year” means with respect to any applicable Tax, each taxable year, or portion thereof, commencing on the Initial Consolidation Date with respect to which a Consolidated Return or Combined Return is or will be filed. For any taxable year in which (i) the Initial Consolidation Date occurs, with respect to LiveWire, Affiliation Year shall include only the portion of the taxable year beginning the day after the Initial Consolidation Date and (ii) a Deconsolidation Date occurs, with respect to LiveWire, Affiliation Year shall include only the portion of the taxable year ending on the Deconsolidation Date.

“After Tax Amount” means any additional amount necessary to reflect the hypothetical Tax consequences of the receipt or accrual of any payment required to be made under this Agreement (including the receipt or payment of an additional amount or amounts hereunder and the effect of the deductions available for interest paid or accrued and for Taxes such as state and local Income Taxes) determined by using the highest marginal corporate Tax rate (or rates, in the case of an item that affects more than one Tax) for the relevant taxable period (or portion thereof).

“Agreement” has the meaning set forth in the introductory paragraph of this Agreement.

“Audit” includes any audit, investigation, assessment of Taxes, pre-filing agreement, other examination by any Taxing Authority, proceeding, or appeal of such a proceeding relating to Taxes, whether administrative or judicial.

“BCA” has the meaning set forth in the Recitals of this Agreement.

“Business Combination” has the meaning set forth in the Recitals of this Agreement.

“Business Combination Date” means the date of closing of the Business Combination.

“Business Day” means Monday through Friday, excluding days on which the New York Stock Exchange is regularly closed for business.

“Closing Date” has the meaning set forth in the BCA.

“Code” has the meaning set forth in the Recitals of this Agreement.

“Combined Return” means any Tax Return with respect to Income Taxes (other than with respect to United States federal Income Taxes or any Income Tax imposed by a jurisdiction that is not the United States, any state thereof or locality therein, or the District of Columbia) filed on a consolidated, combined (including nexus combination, worldwide combination, domestic combination, line of business combination or any other form of combination) or unitary basis wherein LiveWire or one or more LiveWire Affiliates join in the filing of such Tax Return (for any taxable period) with H-D or one or more H-D Affiliates.

“Consolidated Return” means any Tax Return with respect to United States federal Income Taxes filed on a consolidated basis wherein one or more members of the LiveWire Group join in the filing of such Tax Return (for any taxable period or portion thereof) with H-D or the H-D Affiliated Group.

“Control” or “Controlled” means the ownership of stock or other ownership interests, directly or indirectly, possessing at least 50 percent of the total combined voting power of all classes of stock or other ownership interest entitled to vote.

“Controlling Party” has the meaning set forth in Section 7.01 of this Agreement.

“Credit” or “Credits” means any credit or credits against United States federal Income Tax or, as applicable, against United States state or local Tax. Credits include, but are not limited to, foreign Tax credits, research credits, research and development credits, minimum Tax credits, low-income housing credits, investment Tax credits, and targeted job credits.

“Deconsolidation Date” means the date on which a Deconsolidation Event occurs.

“Deconsolidation Event” means, with respect to LiveWire and/or any LiveWire Affiliate, following the Initial Consolidation Date, any event or transaction that causes LiveWire and/or one or more LiveWire Affiliates to no longer be eligible to join with H-D or one or more H-D Affiliates in the filing of a Consolidated Return or a Combined Return.

“Estimated Tax Installment Date” means, with respect to United States federal Income Taxes, the estimated Tax installment due dates prescribed in Section 6655(c) of the Code and, in the case of any other Tax, means any other date on which an installment payment of an estimated amount of such Tax is required to be made under the laws with respect to such Tax.

“Final Determination” means the final resolution of liability for any Tax for any taxable period, by or as a result of: (a) a final and unappealable decision, judgment, decree or other order by any court of competent jurisdiction; (b) a final settlement with the IRS, a closing agreement or accepted offer in compromise under Sections 7121 or 7122 of the Code, or a comparable agreement under the laws of other jurisdictions, which resolves the entire Tax liability for any taxable period; (c) any allowance of a Refund or Credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such Refund or Credit may be recovered by the jurisdiction imposing the Tax; or (d) any other final disposition, including by reason of the expiration of the applicable statute of limitations.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Group” means the LiveWire Group or the H-D Group, as the context requires.

“H-D” has the meaning set forth in the introductory paragraph to this Agreement.

“H-D Affiliate” has the meaning set forth under “Affiliate”.

“H-D Affiliated Group” means the affiliated group (as that term is defined in Section 1504 of the Code and Treasury Regulations promulgated thereunder) of which H-D is the common parent.

“H-D Business” means all of the businesses and operations conducted by H-D and H-D Affiliates, excluding the LiveWire Business, at any time, whether prior to or after the Business Combination Date.

“H-D Group” means H-D and all H-D Affiliates that are or have been members of the H-D Affiliated Group at any time on or prior to a Deconsolidation Event but, for the avoidance of doubt, does not include any member of the LiveWire Group.

“Income Tax” or “Income Taxes” means any Taxes imposed on or determined by reference to gross or net income or profits or any other measure of income or profits. For the avoidance of doubt, Income Taxes shall include Taxes with multiple bases (including corporate franchise, doing business, or occupation Taxes) if one or more of the bases upon which such Tax may be based, by which it may be measured, or with respect to which it may be calculated is income or profits (including any capital gains, gross receipts, value added, or minimum Tax).

“Income Tax Return” means any Tax Return relating to Income Taxes.

“Independent Entity” has the meaning set forth in Section 9.04 of this Agreement.

“Initial Consolidation Date” means, with respect to any applicable Tax, the initial date upon which H-D’s ownership of LiveWire has met the applicable minimum threshold required to file either a Combined Return or Consolidated Return.

“IRS” means the United States Internal Revenue Service.

“Joint Responsibility Item” means any Tax Item for which the non-Controlling Party’s could be adversely affected, including as a result of payment responsibility under this Agreement, in an amount that could exceed two hundred fifty thousand dollars ($250,000), but not a Sole Responsibility Item.

“Law” has the meaning set forth in the BCA.

“Legal Entity” means a corporation, partnership, limited liability company, or other entity under state or other applicable organizational law.

“LiveWire Business” means the business and operations conducted by LiveWire and LiveWire Affiliates as such business and operations will continue after the Business Combination Date.

“LiveWire Group” means LiveWire and any LiveWire Affiliate, but, for the avoidance of doubt, does not include the H-D Group.

“LiveWire Separate Federal Tax Liability” means an amount equal to the Tax liability that LiveWire and each LiveWire Affiliate would have incurred if they had filed a Tax Return with respect to United States federal Income Taxes filed on a consolidated basis (with LiveWire as the common parent corporation) separate from the members of the H-D Group, for the relevant Tax period, and such amount shall be computed by H-D (a) in a manner consistent with (i) general Tax accounting principles, (ii) the Code and the Treasury regulations promulgated thereunder and in a manner otherwise consistent with determining the H-D Group’s consolidated U.S. federal Income Tax liability, and (iii) to the extent allowed by applicable law, past practice, if any, and (b) taking into account any (i) Tax Asset attributable to LiveWire or any LiveWire Affiliate to the extent not previously taken into account to reduce LiveWire’s or any LiveWire Affiliate’s taxable income for purposes of this definition, (ii) which is attributable to or first arose in a taxable period of LiveWire or any LiveWire Affiliate that is an Affiliation Year and (iii) has been utilized by H-D or will be utilized by H-D in the current Tax period to offset the H-D Affiliated Group’s consolidated United Stated federal Income Tax liability.    For simplicity, in the case of any limitations on the use of net operating losses, Credits, or other tax attributes which, in the related Consolidated Return, are determined on a consolidated basis (such as the foreign tax credit limitation) or by taking into account items related to Persons other than the member which generated such tax attribute (such as the limitation on the deductibility of interest expense under Section 163(j) or Section 861 of the Code), the LiveWire Separate Federal Tax Liability shall be determined based on the actual amount of such limitations in the related Consolidated Return, and not by recalculating such limitations as though a separate United States federal consolidated return was filed.

“LiveWire Separate Other Tax Liability” means an amount equal to any and all Income Taxes of any state or locality of the United States and the District of Columbia for a relevant Tax period with respect to or as a result of, assets or activities of LiveWire and the LiveWire Affiliates, determined for each relevant jurisdiction for which a Combined Return is filed using principles analogous to the principles used to compute the LiveWire Separate Federal Tax Liability.

“Losses” means collectively, any and all claims, damages, losses, judgments, liabilities, costs, and expenses (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit, or proceeding).

“Non-Income Tax Return” means any Tax Return relating to any Tax other than an Income Tax.

“Owed Party” has the meaning set forth in Section 6.05(a) of this Agreement.

“Owing Party” has the meaning set forth in Section 6.05(a) of this Agreement.

“Party” or “Parties” has the meaning set forth in the preamble of this Agreement.

“Payment Period” has the meaning set forth in Section 6.05(e) of this Agreement.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity or any department, agency, or political subdivision thereof, without regard to whether any entity is treated as disregarded for United States federal income tax purposes.

“Post-Affiliation Period” means, for any period beginning after the Initial Consolidation Date, (a) a taxable period that begins after the Deconsolidation Date, and (b) with respect to any taxable period that includes (but does not end on) the Deconsolidation Date, the portion of such taxable period beginning after the Deconsolidation Date.

“Pre-Deconsolidation Period” means, for any period beginning after the Initial Consolidation Date, (a) a taxable period that ends on or before the Deconsolidation Date, and (ii) with respect to any taxable period that includes (but does not end on) the Deconsolidation Date, the portion of such taxable period beginning before the Deconsolidation Date and ending at the end of the Deconsolidation Date.

“Refund” means any refund of Taxes, including any reductions of Taxes paid or payable by means of Credits, offsets, or otherwise.

“Securities Laws” means the Exchange Act and the Securities Act (as each is defined under the BCA).

“Separation Agreement” means that certain Separation Agreement by and between H-D and LiveWire EV, LLC, dated as of [ ☐ ], 2022.

“Sole Responsibility Item” means any Tax Item for which the non-Controlling Party has the entire economic liability or responsibility under applicable law or this Agreement.

“Tax” or “Taxes” means any federal, state, foreign, or local income, gross receipts, branch profits, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax of any kind imposed whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Asset” means any Tax Item that has accrued for Tax purposes, but has not been realized or utilized during the taxable period in which it has accrued, and that could reduce a Tax in another taxable period, including a net operating loss, net capital loss, charitable deduction carryforward and Credits.

“Taxing Authority” means any federal, state, local, or foreign jurisdiction (including any subdivision and any revenue agency of such a jurisdiction) imposing Taxes and the agency, if any, charged with the collection of such Taxes for such authority.

“Tax Item” means any item of income, gain, loss, deduction, or Credit, or other similar attribute that may have the effect of increasing or decreasing any Tax paid or payable in any taxable period.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto and including any amendment thereof.

“Treasury Regulations” mean the final and temporary (but not proposed) United States Treasury regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

ARTICLE II

PREPARATION AND FILING OF TAX RETURNS

Section 2.01 H-D’s Responsibility

Subject to the other applicable provisions of this Agreement, H-D shall have sole and exclusive responsibility (at its own expense) for the preparation and filing of:

(a) all Consolidated Returns and Combined Returns for any taxable period;

(b) all Income Tax Returns (other than Consolidated Returns and Combined Returns) with respect to H-D, any H-D Affiliate or the H-D Business for any taxable period; and

(c) for the avoidance of doubt, all Non-Income Tax Returns with respect to H-D, any H-D Affiliate or the H-D Business or any part thereof for any taxable period.

Section 2.02 LiveWire’s Responsibility

Subject to the other applicable provisions of this Agreement, LiveWire shall have the responsibility for the preparation and filing (at its own expense) of:

(a) all Income Tax Returns (other than Consolidated Returns and Combined Returns) with respect to LiveWire, any LiveWire Affiliate or the LiveWire Business for any taxable period beginning after the Closing Date; and

(b) for the avoidance of doubt, all Non-Income Tax Returns with respect to LiveWire, any LiveWire Affiliate or the LiveWire Business or any part thereof for any taxable period beginning after the Closing Date.

Section 2.03 Manner of Tax Return Preparation

(a) Preparation. Subject to the terms and conditions of this Agreement, H-D shall have the exclusive right, in its reasonable discretion, with respect to any Tax Return described in Section 2.01 to determine all relevant matters, including (i) the manner in which such Tax Return shall be prepared and filed, including the elections, methods of accounting, positions, conventions, and principles of taxation to be used and the manner in which any Tax Asset or Tax-related matter regarding such Tax Return shall be reported, (ii) whether any extensions may be requested, (iii) subject to Section 2.03(b) and Section 2.03(c), the elections that will be made by H-D, any H-D Affiliate, LiveWire, or any LiveWire Affiliate on such Tax Return, (iv) whether any amendment(s) to any such Tax Return shall be filed, (v) whether any claim(s) for Refund shall be made in respect of Taxes shown on any such Tax Return, (vi) whether any such Refund shall be received by way of refund in cash or credited against any liability for the related Tax, and (vii) whether to retain outside firms to prepare or review such Tax Returns; provided that in the case of clauses (i) and (iii) such determinations will be made in a manner consistent with the definition of LiveWire Separate Federal Tax Liability.

(b) LiveWire Separate Tax Liability. Without limiting the information required to be provided in Section 2.04, in the case of any Consolidated Return or Combined Return that includes LiveWire Tax Items that in the aggregate are gross revenue or expenses in excess of five million dollars ($5,000,000), H-D shall provide to LiveWire a pro forma draft of the portion of such Tax Return that reflects the LiveWire Separate Federal Tax Liability or LiveWire Separate Other Tax Liability, as applicable, and a statement showing in reasonable detail H-D’s calculation of the LiveWire Separate Federal Tax Liability or LiveWire Separate Other Tax Liability, as applicable (including copies of all worksheets and other materials used in preparation thereof) at least thirty (30) days prior to the due date (with applicable extensions) for the filing of such Tax Return for LiveWire’s review and comment. LiveWire shall provide its comments in writing to H-D at least ten (10) days prior to the due date (with applicable extensions) for the filing of such Tax Return, and H-D shall, in preparing the relevant

Consolidated Return or Combined Return, consider in good faith any such comments reasonably made by LiveWire that relate solely to LiveWire Tax Items. LiveWire shall (i) promptly reimburse H-D for its reasonable, documented out-of-pocket incremental expenses incurred in preparing any such pro forma draft, and (ii) bear its own expenses in reviewing and commenting on any such draft.

(c) LiveWire Elections. If reasonably requested by H-D, LiveWire and the appropriate members of the LiveWire Group shall make or give their consent to such elections or other matters relating to the LiveWire Group as H-D determines are necessary or advisable in connection with the filing of any such Tax Returns described in Section 2.01; provided that no member of the LiveWire Group shall be required to make or give consent to any election or other matter that (i) would disproportionately and adversely affect LiveWire as compared to H-D (provided, however, that H-D’s utilization of a Tax Asset shall not be considered an action that disproportionately and adversely affects LiveWire), or (ii) such member of the LiveWire Group is not legally able to make or give. In addition, no member of the LiveWire Group may elect to be considered as not having been a member of the H-D Affiliated Group for United States federal Income Tax purposes for any Affiliation Year, and no LiveWire Affiliate may elect to be considered as not having been a member of a Combined Return for any Affiliation Year, without the prior written consent of H-D or unless required under Section 1503(a)(3) of the Code (or similar or analogous provision of state or local law).

Section 2.04 Information

(a) LiveWire shall use commercially reasonable efforts to timely provide, in accordance with H-D’s internal tax return calendar, which will be provided to LiveWire on a rolling one-year schedule, all information that H-D shall reasonably request, in such form as H-D shall reasonably request, in each case in writing in order to enable H-D to prepare the Tax Returns that it is required to prepare under this Agreement and compute all estimated Tax payments (for purposes of Section 6.01 of this Agreement).

(b) Promptly after finalizing any final Consolidated Return or final Combined Return for a relevant taxable period, H-D shall provide LiveWire with a written calculation in reasonable detail (including, upon reasonable request, copies of all work sheets and other materials used in preparation thereof) setting forth the amount of any LiveWire Separate Federal Tax Liability or LiveWire Separate Other Tax Liability. No later than three (3) Business Days prior to the date on which any estimated LiveWire Separate Federal Tax Liability or estimated LiveWire Separate Other Tax Liability (for purposes of Section 6.01 of this Agreement) is due, H-D shall provide LiveWire with a written calculation in reasonable detail (including, upon reasonable request, copies of all work sheets and other materials used in preparation thereof) setting forth such estimated amounts. Such computations shall include an accounting of the amount of any losses or credit carryforwards attributable to LiveWire or any member of the LiveWire Group that are available to be utilized to reduce the LiveWire Separate Federal Tax Liability or LiveWire Separate Other Tax Liability in the current period and any future taxable years and any limitations thereon. Without limiting the foregoing, H-D and LiveWire shall each use commercially reasonable efforts to provide by January 15th of each year that is an Affiliation Year, in accordance with the other Party’s reasonable written request, all information in respect of Tax matters hereunder reasonably required by such Party in order to prepare its audited financial statements in accordance with GAAP and to make any filings required by applicable Securities Laws.

Section 2.05 Agent

With respect to any Affiliation Year, LiveWire hereby irrevocably designates, and agrees to cause each LiveWire Affiliate to so designate, H-D as its sole and exclusive agent and attorney-in-fact and agrees to take such action and to cause each LiveWire Affiliate to take such action (including execution of powers of attorney and other documents) as H-D may reasonably request in connection with any matter relating to Taxes.

ARTICLE III

LIABILITY FOR TAXES

Section 3.01 LiveWire’s Liability for Taxes

LiveWire and each LiveWire Affiliate shall be jointly and severally liable for the following Taxes, and shall be entitled to receive and retain all Refunds of Taxes previously incurred by LiveWire, any LiveWire Affiliate, or the LiveWire Business with respect to such Taxes:

(a) all Taxes with respect to Tax Returns described in Section 2.01(a) of this Agreement to the extent that such Taxes are related to (i) the LiveWire Separate Federal Tax Liability for any Affiliation Year, (ii) the LiveWire Separate Other Tax Liability for any Affiliation Year, or (iii) the LiveWire Business, for any taxable period beginning after the Closing Date;

(b) all Taxes with respect to Tax Returns described in Section 2.02 of this Agreement; and

(c) all Taxes imposed by any Taxing Authority with respect to the LiveWire Business, LiveWire or any LiveWire Affiliate (other than in connection with the required filing of a Tax Return described in Section 2.01(a) or Section 2.02 of this Agreement) for any taxable period beginning after the Closing Date; provided that LiveWire shall not be responsible or liable for any such Taxes (i) that are interest imposed by a Taxing Authority as a result of the failure of H-D to file any Tax Return for which it is responsible by the due date of such Tax Return (including automatic extensions), unless such failure is caused by LiveWire failing to provide to H-D the information required by Section 2.04(a) in a timely manner, or (ii) for the avoidance of doubt that relate to any Tax Asset that has been previously utilized by H-D to reduce income of the H-D Group and which Tax Asset has not been applied to reduce the amount of any LiveWire Separate Federal Tax Liability or LiveWire Separate Other Tax Liability.

Section 3.02 H-D’s Liability for Taxes

H-D and each H-D Affiliate shall be jointly and severally liable for the following Taxes, and shall be entitled to receive and retain all Refunds of Taxes previously incurred by H-D, any H-D Affiliate, or the H-D Business with respect to such Taxes:

(a) except as provided in Section 3.01(a) of this Agreement, all Taxes with respect to Tax Returns described in Section 2.01(a) of this Agreement;

(b) all Taxes with respect to Tax Returns described in Section 2.01(b) or Section 2.01(c) of this Agreement; and

(c) all Taxes imposed by any Taxing Authority with respect to H-D, any H-D Affiliate, or the H-D Business (other than in connection with the required filing of a Tax Return described in Section 2.01(a) or Section 2.01(b) of this Agreement) for any taxable period.

Section 3.03 Taxes, Refunds and Credits

Notwithstanding in Section 3.01 and Section 3.02 of this Agreement, (a) H-D and each H-D Affiliate shall be jointly and severally liable for all Taxes incurred by any Person with respect to the H-D Business for all taxable periods and shall be entitled to all Refunds and Credits of Taxes previously incurred by any Person with respect to such Taxes, and (b) LiveWire and each LiveWire Affiliate shall be jointly and severally liable for all Taxes incurred by any Person with respect to the LiveWire Business for all taxable periods and shall be entitled to all Refunds and Credits of Taxes previously incurred by any Person with respect to such Taxes.

Section 3.04 Payment of Tax Liability

If one Party is liable or responsible for Taxes, under Section 3.01 through Section 3.03 of this Agreement with respect to Tax Returns for which another Party is responsible for filing, or with respect to Taxes that are paid by another Party, or receives any Refund or Credit of Taxes for which another Party is entitled to receive pursuant to this Agreement, then the liable or responsible Party shall pay the Taxes (or a reimbursement of such Taxes) or such Refund or the amount of such Credit to the other Party pursuant to Section 6.05 of this Agreement.

Section 3.05 Computation

H-D shall perform all computations hereunder in good faith and with due care.

ARTICLE IV

DECONSOLIDATION EVENTS

Section 4.01 Tax Allocations

(a) Allocation of Tax Items. In the case of a Deconsolidation Event, all Tax computations for (i) any Pre-Deconsolidation Periods ending on the date of the Deconsolidation Date and (ii) the immediately following taxable period of LiveWire or any LiveWire Affiliate, shall be made pursuant to the principles of Treasury Regulation Section 1.1502-76(b) (or of a corresponding provision under the laws of other jurisdictions), as reasonably determined by H-D applying, to the greatest extent permissible, the “end of the day” rule contained in Treasury Regulation Section 1.1502-76(b)(1)(ii) and without any “ratable allocation” election without the prior written consent of LiveWire, not to be unreasonably withheld, conditioned or delayed.

(b) Allocation of Tax Assets. In the case of a Deconsolidation Event, H-D and LiveWire shall reasonably cooperate in determining the allocation of any Tax Assets among H-D, each H-D Affiliate, LiveWire, and each LiveWire Affiliate, which allocation shall be performed in a manner consistent with the Code, the Treasury Regulations thereunder, and any other applicable legal authorities. The Parties hereby agree that in the absence of controlling legal authority or unless otherwise provided under this Agreement, Tax Assets shall be allocated to the legal entity that is required under Article III of this Agreement to bear the liability for the Tax associated with such Tax Asset, or in the case where no Party is required hereunder to bear such liability, the Party that incurred the cost or burden associated with the creation of such Tax Asset.

Section 4.02 Carrybacks

(a) Net Operating Losses. In the case of a Deconsolidation Event, notwithstanding any other provision of this Agreement, LiveWire shall elect to the extent permissible under applicable law to relinquish any right to carry back net operating losses to any Pre-Deconsolidation Periods of H-D (and LiveWire shall not be entitled to any payment or reimbursement from H-D by reason of such carrybacks).

(b) Other. If, following a Deconsolidation Event, a member of the LiveWire Group has a net operating loss, a net capital loss, or is entitled to credits against tax which such member of the LiveWire Group, under applicable provisions of the Code or applicable Treasury Regulations, is required to carry back to a taxable period or taxable periods of the Group during which such member of the LiveWire Group was a member of the H-D Affiliated Group, H-D shall have no obligation to pay to such member of the LiveWire Group the amount of any Refund or Credit of federal income tax that H-D may receive as a result of the carryback by such member of the LiveWire Group of any such losses or credits.

Section 4.03 Continuing Covenants

Unless otherwise required by applicable law, each of H-D (for itself and each H-D Affiliate) and LiveWire (for itself and each LiveWire Affiliate) agrees (a) not to take any action reasonably expected to result in an increased Tax liability to the other, a reduction in a Tax Asset of the other or an increased liability to the other under this Agreement, in each case, except as agreed in writing with the other Party or expressly provided for in this Agreement, (b) to take any action reasonably requested by the other that would reasonably be expected to result in a Tax benefit or avoid a Tax detriment to the other, provided, in either such case, that the taking or refraining to take such action does not result in any additional cost or liability not fully compensated for by the other Party or any other adverse effect to such Party, and (c) to use their commercially reasonable efforts to enter into any other agreements necessary to carry out the intent of this Section 4.03. The Parties hereby acknowledge that the preceding sentence is not intended to limit, and therefore shall not apply to, the rights of the Parties with respect to matters otherwise covered by this Agreement.

ARTICLE V

INDEMNIFICATION

Section 5.01 In General

H-D and each member of the H-D Group shall jointly and severally indemnify LiveWire, each LiveWire Affiliate, and their respective directors, officers and employees, and hold them harmless from and against any and all Taxes for which H-D or any H-D Affiliate is liable under this Agreement and any losses, costs, damages or expenses, including reasonable attorneys’ fees and out-of-pocket costs, that are attributable to, or result from, the failure of H-D, any H-D Affiliate or any director, officer or employee to make any payment required to be made under this Agreement. LiveWire and each member of the LiveWire Group shall jointly and severally indemnify H-D, each H-D Affiliate, and their respective directors, officers and employees, and hold them harmless from and against any and all Taxes for which LiveWire or any LiveWire Affiliate is liable under this Agreement and any losses, costs, damages or expenses, including reasonable attorneys’ fees and out-of-pocket costs, that are attributable to, or result from, the failure of LiveWire, any LiveWire Affiliate or any director, officer or employee to make any payment required to be made under this Agreement. For the avoidance of doubt, nothing in this Section 5.01 shall imply that the indemnification above must be increased for Taxes owing with respect to such payments and payments hereunder shall not be required to be so increased unless explicitly provided in this Agreement.

Section 5.02 Inaccurate or Incomplete Information

H-D and each member of the H-D Group shall jointly and severally indemnify LiveWire, each LiveWire Affiliate, and their respective directors, officers and employees, and hold them harmless from and against any cost, fine, penalty, or other documented expense of any kind attributable to the failure of H-D or any H-D Affiliate in supplying LiveWire or any LiveWire Affiliate with inaccurate or incomplete information, in connection with the preparation of any Tax Return. LiveWire and each member of the LiveWire Group shall jointly and severally indemnify H-D, each H-D Affiliate, and their respective directors, officers and employees, and hold them harmless from and against any cost, fine, penalty, or other documented expense of any kind attributable to the failure of LiveWire or any LiveWire Affiliate in supplying H-D or any H-D Affiliate with inaccurate or incomplete information, in connection with the preparation of any Tax Return.

Section 5.03 No Indemnification for Tax Items

Nothing in this Agreement shall be construed as a guarantee of the existence or amount of any loss, credit, carryforward, basis or other Tax Item, whether past, present or future, of H-D, any H-D Affiliate, LiveWire or any LiveWire Affiliate. In addition, for the avoidance of doubt, for purposes of determining any amount owed between the Parties hereto, all such determinations shall be made without regard to any financial accounting tax asset or liability or other financial accounting items.

ARTICLE VI

PAYMENTS

Section 6.01 Estimated Payments

Not later than three (3) Business Days prior to each Estimated Tax Installment Date with respect to a Taxable period for which a Consolidated Return or a Combined Return will be filed, H-D shall provide LiveWire with (a) a written notice setting forth the amount payable by LiveWire in respect of any estimated LiveWire Separate Federal Tax Liability or estimated LiveWire Separate Other Tax Liability, as applicable, that LiveWire otherwise would have been required to pay to a Taxing Authority on such Estimated Tax Installment Date and (b) a written computation of such amount, together with reasonable supporting information. LiveWire shall pay to H-D on behalf of the LiveWire Group an amount equal to the amount of any such estimated LiveWire Separate Federal Tax Liability or estimated LiveWire Separate Other Tax Liability, as applicable, in accordance with Section 6.05 of this Agreement. The calculations of estimated LiveWire Separate Federal Tax Liability and estimated LiveWire Separate Other Tax Liability shall be determined in a manner consistent with the manner in which H-D computes the estimated Income Tax Liability with respect to the H-D Group and this Agreement.

Section 6.02 True-Up Payments

Not later than ten (10) Business Days after receipt of any LiveWire Separate Federal Tax Liability or LiveWire Separate Other Tax Liability computation pursuant to Section 2.04(b) of this Agreement with respect to an entire taxable period, LiveWire shall pay to H-D, or H-D shall pay to LiveWire, as appropriate, an amount equal to the difference, if any, between the LiveWire Separate Federal Tax Liability or the LiveWire Separate Other Tax Liability, as applicable, and the aggregate amount paid by LiveWire with respect to such period under Section 6.01 of this Agreement.

Section 6.03 Redetermination Amounts

In the event of a redetermination of any Tax Item reflected on any Consolidated Return or Combined Return, as a result of a refund of Taxes paid, a Final Determination or any settlement or compromise with any Taxing Authority which in any such case would affect the LiveWire Separate Federal Tax Liability or LiveWire Separate Other Tax Liability, H-D shall prepare a revised pro forma Tax Return in accordance with Section 2.03 of this Agreement but at H-D’s expense for the relevant taxable period reflecting the redetermination of such Tax Item as a result of such refund, Final Determination, settlement or compromise. LiveWire shall pay to H-D, or H-D shall pay to LiveWire, as appropriate, an amount equal to the difference, if any, between the LiveWire Separate Federal Tax Liability or LiveWire Separate Other Tax Liability, as applicable, reflected on such revised pro forma Tax Return and the LiveWire Separate Federal Tax Liability or the LiveWire Separate Other Tax Liability, as applicable, for such period as originally computed pursuant to this Agreement, provided that such amounts shall be equitably adjusted to account for (i) any Tax Asset of LiveWire that has been previously utilized by H-D to reduce income of the H-D Group and which Tax Asset has not been applied to reduce the amount of any LiveWire Separate Federal Tax Liability or LiveWire Separate Other Tax Liability and (ii) any Tax Asset of LiveWire that has been applied to reduce LiveWire Separate Federal Tax Liability or LiveWire Separate Other Tax Liability.

Section 6.04 Payments of Refunds, Credits and Reimbursements

If one Party receives a Refund or Credit of any Tax to which the other Party is entitled pursuant to Section 3.03 of this Agreement, the Party receiving such Refund or Credit shall pay to the other Party the amount of such Refund or Credit pursuant to Section 6.05 of this Agreement. If one Party pays a Tax with respect to which the other Party is liable of responsible pursuant to Section 3.01 through Section 3.03 of this Agreement, then the liable or responsible Party shall pay to the other Party the amount of such Tax pursuant to Section 6.05 of this Agreement.

Section 6.05 Payments Under This Agreement

(a) In General. In the event that one Party (the “Owing Party”) is required to make a payment to another Party (the “Owed Party”) pursuant to this Agreement, then such payments shall be made according to this Section 6.05. All payments shall be made to the Owed Party or to the appropriate Taxing Authority as specified by the Owed Party within the time prescribed for payment in this Agreement, or if no period is prescribed, within twenty (20) Business Days after delivery of written notice of payment owing together with a computation of the amounts due.

(b) Treatment of Payments. Unless otherwise required by any Final Determination, the Parties agree that any payments made by one Party to another Party pursuant to this Agreement (other than (i) payments for the LiveWire Group Separate Federal Tax Liability or LiveWire Separate Other Tax Liability for any Post-Affiliation Period, (ii) payments of interest pursuant to Section 6.05(e) of this Agreement, (iii) payments of After Tax Amounts pursuant to Section 6.05(d) of this Agreement) shall be treated for all Tax and financial accounting purposes as nontaxable payments (dividend distributions or capital contributions, as the case may be) made immediately prior to the Deconsolidation Event and, accordingly, as not includible in the taxable income of the recipient or as deductible by the payor.

(c) Prompt Performance. All actions required to be taken (including payments) by any Party under this Agreement shall be performed within the time prescribed for performance in this Agreement, or if no period is prescribed, such actions shall be performed promptly. In the event any of the time periods for performance herein are determined to be insufficient to comply with relevant Tax and other filing obligations while providing the Parties a commercially reasonable period of time to review materials that they are otherwise entitled to review hereunder, then the Parties shall mutually agree to an adjustment to the applicable time periods to permit such compliance and commercially reasonable period of review.

(d) After Tax Amounts. If pursuant to a Final Determination it is determined that the receipt or accrual of any payment made under this Agreement (other than payments of interest pursuant to Section 6.05(e) of this Agreement) is subject to any Tax, the Party making such payment shall be liable for (i) the After Tax Amount with respect to such payment and (ii) interest at the rate described in Section 6.05(e) of this Agreement on the amount of such Tax from the date such Tax accrues through the date of payment of such After Tax Amount. A Party making a demand for a payment pursuant to this Agreement and for a payment of an After Tax Amount with respect to such payment shall separately specify and compute such After Tax Amount. However, a Party may choose not to specify an After Tax Amount in a demand for payment pursuant to this Agreement without thereby being deemed to have waived its right subsequently to demand an After Tax Amount with respect to such payment.

(e) Interest. Payments pursuant to this Agreement that are not made within the period prescribed in this Agreement (the “Payment Period”) shall bear interest for the period from and including the date immediately following the last date of the Payment Period through and including the date of payment at a per annum rate equal to the prime rate as published in The Wall Street Journal on the last day of such Payment Period. Such interest will be payable at the same time as the payment to which it relates and shall be calculated on the basis of a year of three hundred sixty-five (365) days and the actual number of days for which due.

ARTICLE VII

TAX PROCEEDINGS

Section 7.01 In General

Except as otherwise provided in this Agreement, (a) with respect to Tax Returns described in Section 2.01 of this Agreement, H-D and (b) with respect to Tax Returns described in Section 2.02 of this Agreement, LiveWire (in either case, the “Controlling Party”), shall have the exclusive right, in its sole discretion, to control, contest, and represent the interests of H-D, any H-D Affiliate, LiveWire, and/or any LiveWire Affiliate in any

Audit relating to such Tax Return and to resolve, settle or agree to any deficiency, claim or adjustment proposed, asserted or assessed in connection with or as a result of any such Audit. The Controlling Party’s rights shall extend to any matter pertaining to the management and control of an Audit, including execution of waivers, choice of forum, scheduling of conferences and the resolution of any Tax Item. Any costs incurred in handling, settling, or contesting an Audit shall be borne by the Controlling Party.

Section 7.02 Participation of Non-Controlling Party

The non-Controlling Party shall have control over decisions to resolve, settle or otherwise agree to any deficiency, claim or adjustment with respect to any Sole Responsibility Item. The Controlling Party and the non-Controlling Party shall have joint control over decisions to resolve, settle or otherwise agree to any deficiency, claim or adjustment with respect to any Joint Responsibility Item. The Controlling Party shall not settle any Audit it controls concerning a Tax Item on a basis that would reasonably be expected to adversely affect the non-Controlling Party by at least two hundred fifty thousand dollars ($250,000) without obtaining such non-Controlling Party’s consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 7.03 Notice

Within ten (10) Business Days after a Party becomes aware of the existence of a Tax issue that may give rise to an indemnification obligation under this Agreement, such Party shall give prompt notice to the other Party of such issue (such notice shall contain factual information, to the extent known, describing any asserted tax liability in reasonable detail), and shall promptly forward to the other Party copies of all notices and material communications with any Taxing Authority relating to such issue. Notwithstanding any provision in Section 9.08 of this Agreement to the contrary, if a Party to this Agreement fails to provide the other Party notice as required by this Section 7.03, and the failure results in a detriment to the other Party then any amount which the other Party is otherwise required to pay pursuant to this Agreement shall be reduced by the amount of such detriment.

ARTICLE VIII

BOOKS AND RECORDS

Section 8.01 Retention Period

In the event of a Deconsolidation Event, each of the Parties agrees that it shall retain all Tax Returns, related schedules and work papers, and all other material records and other documents as required under Section 6001 of the Code and the Treasury Regulations promulgated thereunder existing on the date hereof, or created through the Deconsolidation Date until the later of: (a) the expiration of the appropriate statutes of limitations (including any extensions to the extent such Party has notice of such extension) plus ninety (90) days, or (b) a Final Determination of any payments which may be required in respect of such years under this Agreement, Each Party shall make available to the other Party copies of any such documentation or information, as reasonably requested by the other Party. Without limiting the foregoing, LiveWire shall cooperate with H-D in identifying such books, records, or information that reasonably may be relevant to an Audit with respect to any Affiliation Year and shall provide copies of any such books, records, or information to H-D within 180 days after the Deconsolidation Date. Any information obtained pursuant to this Agreement, or any other information obtained by H-D or LiveWire relating to a Tax position of either Party shall be kept confidential by the Parties hereto, except if otherwise required by a Taxing Authority or applicable Securities Laws.

Section 8.02 Tax Attributes

Each of LiveWire and H-D shall maintain for the period specified in Section 8.01 and provide to the other Party upon request information that will enable such other Party to determine, clarify, or verify the adjusted Tax bases of the LiveWire stock held by H-D, LiveWire’s assets, both tangible and intangible, including the stock of all directly and indirectly owned subsidiaries of LiveWire which were members of the H-D Group or the LiveWire Group at any time during Affiliation Years; and the adjusted Tax bases of all assets, both tangible and intangible, of such subsidiaries during such Affiliation Years. In addition, (i) LiveWire shall provide to H-D, calculated as of the Initial Consolidation Date, and (ii) H-D shall provide to LiveWire as of any Deconsolidation Date upon written request all relevant information required for the determination of earnings and profits of any members of the LiveWire Group (on a standalone basis), calculated in accordance with applicable provisions of the Code and the Treasury Regulations thereunder.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01 Term; Effective Date

This Agreement shall apply as of the Initial Consolidation Date and shall remain in effect unless the Parties agree in writing to terminate this Agreement. Notwithstanding any termination of this Agreement, this Agreement shall continue in effect with respect to any payment or indemnification due for all taxable periods prior to the termination during which this Agreement was in effect.

Section 9.02 Reserved.

Section 9.03 Notices

Any notice, request, instruction or other document to be given hereunder by any Party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid or by prepaid overnight courier (providing written proof of delivery), or by electronic mail (with confirmed receipt), addressed as follows:

if to LiveWire, to:

c/o HoldCo

3700 West Juneau Avenue

Milwaukee, WI 53208

Attention: Chief Legal Officer

Email:Paul.Krause@harley-davidson.com and

H-DGeneralCounsel@harley-davidson.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, IL 60611

Attention: Ryan Maierson

Email: ryan.maierson@lw.com

Attention: Jason Morelli

Email: jason.morelli@lw.com

if to H-D to:

c/o Harley-Davidson, Inc.

3700 West Juneau Avenue

Milwaukee, WI 53208

Attention: Chief Legal Officer

Email:Paul.Krause@harley-davidson.com and

H-DGeneralCounsel@harley-davidson.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, IL 60611

Attention: Ryan Maierson

Email: ryan.maierson@lw.com

Attention: Jason Morelli

Email: jason.morelli@lw.com

Section 9.04 Dispute Resolution.

In the event that H-D or any member of the H-D Group, as the case may be, on the one hand, and LiveWire or any member of the LiveWire Group, as the case may be, on the other hand, disagree as to the amount or calculation of any payment to be made under this Agreement, or the interpretation or application of any provision under this Agreement, the [Chief Financial Officer / Tax Director] of H-D and the [Chief Financial Officer / Tax Director] of LiveWire shall attempt in good faith to resolve such dispute. If such dispute is not resolved within sixty (60) Business Days following the commencement of the dispute, H-D and LiveWire shall jointly retain a tax attorney practicing with a nationally recognized law firm or independent public accounting firm, which firm is independent of both Parties, or a retired Federal judge experienced in matters involving Taxes (the “Independent Entity”), to resolve the dispute. If the Parties are unable to agree on an Independent Entity, then each Party shall appoint a Person who would qualify as an Independent Entity (but for the approval of the other Party), and such Persons shall then appoint a Person who meets the above description as the Independent Entity and who shall serve as the Independent Entity. The Independent Entity shall act as an arbitrator to resolve all points of disagreement and its decision shall be final and binding upon all Parties involved. Unless the Parties agree to a later time in writing, the Independent Entity shall reach its decision within sixty (60) Business Days after the Independent Entity is appointed. Following the decision of the Independent Entity, H-D, and members of the H-D Group, and LiveWire and members of the LiveWire Group, shall each take or cause to be taken any action necessary to implement the decision of the Independent Entity. The fees and expenses relating to the Independent Entity shall be borne equally by H-D and LiveWire.

Section 9.05 Interpretation.

When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” This Agreement is intended to calculate, allocate, and assign certain Tax responsibilities, liabilities, and benefits among the Parties to this Agreement, and any situation or circumstance concerning such calculation, allocation, and assignment that is not specifically contemplated hereby or provided for herein shall be determined in a manner consistent with the underlying principles of calculation, allocation, and assignment in this Agreement.

Section 9.06 Severability; No Presumption Against Drafter

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this

Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 9.07 Counterparts

This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 9.08 No Third-Party Beneficiaries

This Agreement is not intended to confer any rights or remedies upon any Person other than (a) the Parties hereto and their respective successors and assigns and (b) the H-D Affiliates and the LiveWire Affiliates and their respective successors and assigns.

Section 9.09 Prior Tax Sharing Agreements

As of the date specified in the introductory paragraph of this Agreement, this Agreement supersedes and terminates all prior agreements as to the allocation of tax liabilities between the any member of the H-D Group, on the one hand, and any member of the LiveWire Group on the other; provided that this Agreement shall not supersede or terminate the provisions of the Separation Agreement with respect to Taxes that arise in or relate to a taxable period or portion therof ending on or prior to the Closing Date. For the avoidance of doubt, the Separation Agreement, and not this Tax Matters Agreement, shall apply with respect to Tax matters for taxable periods prior to the Closing Date.

Section 9.10 Entire Agreement; Amendments.

This Agreement embodies the entire understanding among the Parties relating to its subject matter. Any and all prior correspondence, conversations, and memoranda are merged herein and shall be without effect hereon. No promises, covenants, or representations of any kind, other than those expressly stated herein, have been made to induce either Party to enter into this Agreement. Unless mutually agreed to by the Parties, this Agreement shall not be amended, supplemented, modified, or terminated except by a writing duly signed by each of the Parties hereto, and no waiver of any provisions of this Agreement shall be effective unless in a writing duly signed by the Party sought to be bound; provided, however, (i) in the event H-D distributes LiveWire in a transaction pursuant to Section 355 of the Code, or (ii) non-United States Income Taxes become relevant, the Parties shall cooperate in good faith to amend this Agreement to address any issues associated therewith.

Section 9.11 Successors

This Agreement shall be binding upon and inure only to the benefit of the Parties, the H-D Affiliates and the LiveWire Affiliates (and their respective successors and assigns, whether by merger, acquisition of assets or otherwise); provided that, except as set forth in this Agreement, no Party may assign, delegate, or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other Party hereto.

Section 9.12 Confidentiality

Each Party to this Agreement shall hold, and cause its officers, employees, agents, consultants, and advisors to hold, in strict confidence, unless compelled to disclose by judicial or administrative process or, in the opinion of its counsel, by other requirements of law, all information that it or any of its officers, employees, agents, consultants, and advisors may acquire pursuant to, or in the course of performing its obligations under, any provision of this Agreement.

Section 9.13 Performance

H-D agrees and acknowledges that H-D shall be responsible for the performance, and guarantee the obligations, of each H-D Affiliate under this Agreement. LiveWire agrees and acknowledges that LiveWire shall be responsible for the performance, and guarantee the obligations, of each LiveWire Affiliate under this Agreement.

Section 9.14 Specific Performance

The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which such Party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law, and each Party agrees to waive any requirement for the securing or posting of any bond in connection therewith

Section 9.15 Governing Law; Consent to Jurisdiction

(a) This Agreement (and any claims or disputes arising out of or related hereto or to the transactions contemplated hereby or to the inducement of any Party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed and interpreted in accordance with the laws of the State of Delaware, irrespective of the choice of laws principles of the State of Delaware, including all matters of validity, construction, effect, enforceability, performance and remedies.

(b) The state and federal courts located within the State of Delaware (the “Chosen Courts”) shall have exclusive jurisdiction over any and all disputes between the Parties hereto, whether in law or in equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the Parties hereto consent to and agree to subject to the exclusive jurisdiction of such Chosen Courts.

[The next page is the signature page.]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed as of the day and year first above written.

LW EV Holdings, Inc.

By:
Title:
Date:

HARLEY-DAVIDSON, INC.

By:
Title:
Date:

Annex K

CONTRACT MANUFACTURING AGREEMENT

This CONTRACT MANUFACTURING AGREEMENT (this “Agreement”) is made as of [ ☐ ], 2021 (the “Effective Date”), by and between Harley-Davidson Motor Company Group, LLC, a limited liability company formed in Wisconsin, United States of America (“HD”), and LiveWire EV, LLC, a Delaware limited liability company (“LiveWire”). HD and LiveWire are each a “Party” and are sometimes referred to herein collectively as the “Parties.”

RECITALS

WHEREAS, Parties have entered into that certain Separation Agreement effective as of the date hereof (the “Separation Agreement”), pursuant to which the LiveWire Business has been separated from the Harley Business and transferred to LiveWire; and

WHEREAS, in connection with the Separation, LiveWire desires to obtain from HD, and HD desires to provide to LiveWire, contract manufacturing and procurement services in relation to the LiveWire Platforms and products identified in Exhibit A (the “Products”), in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

1.1 For purposes of this Agreement, capitalized terms shall have the meaning set forth in the body of this Agreement or as set forth below in this ARTICLE 1. To the extent any capitalized terms are not defined herein, they shall have the meanings set forth in the Separation Agreement.

(a) “Actual Cost” means, with respect to the manufacture and delivery of a Product, HD’s actual direct costs, without mark-up, to manufacture and deliver such product, plus a reasonable allocation of overhead and, with respect to third-party providers, a reasonable allocation of the amounts paid to such providers that is proportionate to usage of services by or on behalf of LiveWire; provided that, subject to Section 12.2(b), HD shall not increase LiveWire’s fixed cost allocations because of adverse changes in HD’s production volumes, and HD shall not be required to increase its own fixed cost allocations because of adverse changes in LiveWire’s production volumes.

(b) “Change of Control Event” means (i) the sale of all or substantially all of the assets of a Party, or (ii) a sale of equity interests, merger, consolidation, recapitalization or reorganization of a Party, unless the Control of such a Party after such sale of equity interests, merger, consolidation, recapitalization or reorganization are beneficially owned, directly or indirectly, by the persons who beneficially owned such Party’s Control prior to such transaction.

(c) “Confidential Information” means (i) non-public information and material of a Party or its Affiliates (and of companies with which such Party has entered into confidentiality agreements) that the other Party obtains knowledge of or access to in connection with this Agreement; (ii) non-public Intellectual Property of the Disclosing Party; and (iii) business and financial information of the Disclosing Party, including pricing, business plans, forecasts, revenues, expenses, earnings projections, sales data and any and all other non-public financial information; provided, however, “Confidential Information” does not include information that: (A) is or becomes public knowledge without any action by, or involvement of, the Recipient or its Affiliates or contractors; (B) is independently developed by the Recipient without reference or access to the Confidential Information of the Disclosing Party; (C) is already in the Recipient’s possession on a non-confidential basis at the time of disclosure thereof; or (D) is obtained by the receiving Party without restrictions on use or disclosure from a third party who did not receive it, directly or indirectly, from the Disclosing Party; provided that the exceptions set forth in clauses (B), (C) and (D) above shall not apply with respect to Confidential Information of LiveWire, to the extent the applicability of either exception is due to HD owning and or operating the LiveWire Business prior to the Separation.

(d) “Contractual Expiration Date” means, with respect to each Product, the date specified in Exhibit A as the “Contractual Expiration Date” for such Product, after which HD will have no obligation to continue manufacturing such Product and LiveWire shall have no obligation to continue purchasing such Product (other than under any Orders submitted prior to such date or following such date pursuant to Section 2.14).

(e) “Control” means ownership of fifty percent (50%) or more of the share capital or voting stock of a company, enterprise or other legal entity or the power to appoint the majority of board members, the general manager, factory chief or other principal person in charge of a company, enterprise or other legal entity, or the power to direct otherwise the management or policies of a company, enterprise or other legal entity.

(f) “EV Manufacturing Processes” means proprietary processes relating to the fabrication and assembly of EV powertrain systems and components, as well as final EV vehicle assembly (including appropriate sub assembly actions and painting of appropriate components).

(g) “Exclusive LSS Vehicle” means all two-wheeled vehicles and all three-wheeled vehicles (other than 2:1 trikes), in each case that utilize an LSS Platform.

(h) “HD’s Facility” means HD’s manufacturing facility or storage facility (or the applicable facility of an HD supplier) designated by HD for the manufacture or storage of Products hereunder.

(i) “HD Production Assets” means all Production Assets other than LiveWire Production Assets.

(j) “Improvements” means all modifications, enhancements, derivative works and improvements of Intellectual Property.

(k) “Intellectual Property” means all intellectual property rights in any and all jurisdictions throughout the world, including domestic and foreign patents, copyrights, mask works, designs, trade secrets, and any other intellectual property rights in technologies, software, know-how, inventions, data, methods, processes and other confidential or proprietary information, but excluding any Trademarks.

(l) “Joint Development Agreement” means that certain Joint Development Agreement, effective as of the date hereof entered into by and between the Parties.

(m) “Lead Time” means, with respect to a Product, the period of time preceding the scheduled delivery date of such Product that is specified in Exhibit A.

(n) “LiveWire Distribution Center” means the distribution center used by LiveWire for distribution of Products.

(o) “LiveWire Platform” means the Platform currently manufactured and utilized in the “LiveWire One” vehicle.

(p) “LiveWire Production Assets” means the Production Assets used exclusively for the production of Products.

(q) “LiveWire Production Materials” means all Production Materials other than Shared Production Materials.

(r) “Losses” means any and all liability, loss, cost, expense, debt or obligation of any kind, character or description, and whether known or unknown, accrued, absolute, contingent or otherwise, and regardless of when asserted or by whom.

(s) “LSS Platforms” means the LiveWire Platform, the Speed Platform, and the SpeedWire Platform.

(t) “Minimum Order Quantity” means, with respect to a Product, the minimum number of units that LiveWire must order when it places an Order for such Product, as specified in Exhibit A and as may be modified by mutual agreement of the Parties in good faith from time to time.

(u) “Minimum Annual Volume Commitment” means, with respect to a Product, the annual volume of such Product required to be purchased by LiveWire from HD as specified in Exhibit A.

(v) “Order” means a written or electronic firm purchase request for Products issued by LiveWire to HD and accepted by HD after the Effective Date of this Agreement. Orders may be placed as discrete purchases or as part of an ongoing delivery schedule and will be placed utilizing the SD&I Process.

(w) “Order Deficit Impact Fee” means the sum of (i) the Product Price of the Product Order Deficit less the Actual Cost of such Products, and (ii) the allocation of overhead included in the Actual Cost of such Products.

(x) “Personal Information” means all information received by either Party in any tangible or intangible form that relates to or personally identifies or makes identifiable the other Party’s employees, customers, agents, end-users, suppliers, contacts or representatives. Examples of Personal Information may include, but are not limited to, individual names, addresses, phone numbers, email addresses, purchase history, employment information, financial information, medical information, credit card numbers, social security numbers, and product service history.

(y) “Platform” means, with respect to a vehicle, the battery, motor and power electronics that deliver the performance for such vehicle.

(z) “Product Order Deficit” means, with respect to a Product, the amount (if any) by which the Minimum Annual Volume Commitment for such Product exceeds the actual quantity of such Product ordered by LiveWire during any applicable year.

(aa) “Product Price” means, with respect to a Product, the price that is specified for such Product on Exhibit A, which shall represent HD’s Actual Cost for manufacturing such Product plus a markup of six percent (6%).

(bb) “Production Assets” means the machinery and equipment (and related gauges and fixtures used for assembly) that are used for the production of Products hereunder, excluding Tooling.

(cc) “Production Materials” means raw materials, components, subassemblies, parts, other supplies and any industrial services required for the manufacturing of Products hereunder.

(dd) “Project” has the meaning set forth in the Joint Development Agreement.

(ee) “SD&I Process” means the Supply, Demand and Inventory (SD&I) process to be mutually agreed by the Parties.

(ff) “Shared Production Materials” means Production Materials that are used in both HD products and Products, with the exception of any such materials that LiveWire determines to procure for itself in accordance with Section 5.3.

(gg) “Specifications” means LiveWire’s written functional and performance criteria, visual inspection criteria, electrical test and electrical parameters, dimensional and structural requirements, test methods and other specifications for each Product, which are provided to HD in writing.

(hh) “Speed Platform” means any vehicle Platform with a peak power (10 seconds) of 36kW through 74kW.

(ii) “SpeedWire Platform” means any vehicle Platform with a peak power (10 seconds) of 75kW through 120kW.

(jj) “Termination Charges” means, without duplication, with respect to a Product, all expenditures, accruals or cost allocations arising from, relating to or incurred in connection with HD’s end of production of such Product earlier than the end of the first Renewal Term for such Product, including all those relating to: (i) the termination or cancellation of procurement of materials, goods and services, including supplier compensation payments, cancellation penalties, payments for obsolescence of material, work-in-progress and finished goods (whether sold at a loss or scrapped) or life-time buys of materials or goods from suppliers and all applicable premiums that were approved by LiveWire; (ii) the termination of employees or contract employees, including any wages, salaries and benefits through the earlier of the end of the first Renewal Term for the relevant Product and the date the obligation to pay such wages, salary and benefits expires, severance costs (to the extent such severance costs are consistent with HD’s standard severance plan or any applicable collective bargaining agreement then in place), relocation costs, outplacement services, training costs and other termination-related payments; (iii) any overtime charges incurred in connection with last-time buys or building of a bank of materials that were approved by LiveWire; (iv) the disposal or scrapping of materials, work-in-progress or finished goods; (v) machinery and equipment, including related tooling, jigs, dies, gauges, fixtures, molds, patterns and other accessories, whether incurred as a result of the reconfiguration, relocation, disposal or scrapping thereof, an adjustment in the allocable share of depreciation and amortization or otherwise; (vi) any outstanding incremental capital investment made by HD with respect to such Product (including related costs of capital); (vii) the surrender or vacation of unused manufacturing space dedicated to the relevant Product, including rental and leasehold payments, an allocable share of depreciation and amortization taxes and insurance premiums through the end of the first Renewal Term for the relevant Product; and (viii) the write-off of net book value of HD Production Assets that are disposed of or destroyed in connection with the end of production of the relevant Product, in each case, regardless of whether such cash expenditures, accruals and cost allocations are incurred or disbursed prior or after the end of production of the relevant Product. For the avoidance of doubt, to the extent an expenditure, accrual or cost allocation, has been satisfied or paid by LiveWire in accordance the other provisions of this Agreement such amount shall be excluded from the calculation of Termination Charges. For the avoidance of doubt, the end of the first Renewal Term for the LiveWire Platform is 10 years from the Effective Date.

(kk) “Tooling” means all tooling, including related jigs, dies, gauges, fixtures, molds, patterns and similar accessories, required for the manufacturing of Products hereunder.

1.2 Each of the following terms is defined in the Section set forth opposite such term:

Term	Article / Section
Agreement	Preamble
Chosen Courts	14.6
Dispute	12.4
Dispute Committee	12.4
Effective Date	Preamble
Force Majeure Event	ARTICLE 11
Forecasts	2.4
HD	Preamble
HD Data	8.3
Initial Term	13.1
LiveWire	Preamble
LiveWire Data	8.3
LiveWire’s Recall Obligations	6.3
Operational Committee	12.1
Parties	Preamble
Party	Preamble
Privacy and Security Requirements	Exhibit B
Products	Recitals
Quarterly True-Up Report	3.2
Recall	6.1
Renewal Term	13.1
Separation Agreement	Recitals
Technical Manufacturing Documents	ARTICLE 7
Term	13.1
Warranty Period	4.2

ARTICLE 2

MANUFACTURING SERVICES

2.1 Manufacturing Services. LiveWire hereby appoints HD as LiveWire’s exclusive manufacturer for each LSS Platform and all Exclusive LSS Vehicles utilizing any such LSS Platform for a period that begins on the date that HD begins manufacturing such Platform and ends five (5) years thereafter (provided that the exclusivity of the LiveWire Platform shall expire five (5) years following the Effective Date). As LiveWire introduces new products as part of an LSS Platform, the Parties will revise Exhibit A to include such new products as Products hereunder. LiveWire may also request HD to manufacture other products from time to time, and if HD agrees to manufacture such products, the Parties will revise Exhibit A to include such products. HD hereby accepts the appointment and agrees to manufacture and supply to LiveWire the Products in accordance with the Specifications from the Effective Date until the Contractual Expiration Date of each Product, in accordance with the terms of this Agreement, subject to the early termination of this Agreement in accordance with Article 13. HD will perform its manufacturing services (a) in a professional and workmanlike manner and in accordance with good industry practice and applicable law, and (b) with at least the same (and no less than reasonable) standard of service (including with respect to quality, skill and diligence) that HD provides to its own other businesses.

2.2 Contractors. HD may subcontract its obligations hereunder, provided that, during the exclusivity period for a Platform, HD may not engage subcontractors to manufacture Products included in such Platform without LiveWire’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), except that

LiveWire’s consent shall not be needed for HD to subcontract to (a) HD’s Affiliates, (b) subcontractors that HD used prior to the Effective Date or (c) subcontractors that HD engages during the Term to perform similar work for HD’s own businesses. HD shall be and remain responsible for each subcontractor’s compliance with this Agreement to the same extent HD would be responsible for its own compliance with this Agreement.

2.3 Minimum Annual Volume Commitments; Annual Review. LiveWire agrees to order, each year during the term, an amount of each Product that meets or exceeds the Minimum Annual Volume Commitment for such Product. If at the end of each year during the Term, there is a Product Order Deficit, then HD will issue LiveWire an invoice for the Order Deficit Impact Fee, and LiveWire may elect, in its sole discretion, to order and take receipt of the amount of Product necessary to meet the Minimum Annual Volume Commitment for such Product, or pay the Order Deficit Impact Fee within sixty (60) days of receipt of the invoice; provided that, at LiveWire’s option, LiveWire shall be relieved of its obligation to pay the Order Deficit Impact Fee to the extent that the Product Order Deficit is the result of HD’s failure to fulfill Orders placed in accordance with this Agreement (except to the extent HD’s failure to fulfill Orders was caused, directly or indirectly, by LiveWire). The Operational Committee will review the Minimum Annual Volume Commitments on an annual basis as set forth in Section 12.2.

2.4 Forecasts. LiveWire shall provide HD, on a monthly basis in accordance with the SD&I Process, a rolling forecast indicating LiveWire’s monthly Product requirements for the following twelve (12) months (“Forecasts”). The Forecast for a given year shall be within twenty percent (20%) of the Minimum Annual Volume Commitment for such year. The quantity of Products forecasted for the first ninety (90) days of each Forecast shall be firm and binding and LiveWire shall be obligated to submit an Order for and purchase the quantities of Products set forth in such binding portion of each Forecast, including the Minimum Order Quantity.

2.5 Orders. LiveWire shall issue Orders for Products in accordance with the Lead Time for each Product. Each Order shall include, at minimum:

(a) LiveWire’s internal order reference;

(b) an adequate description of the Products being ordered (e.g. a part number);

(c) the price to be paid for the Products ordered;

(d) the Product quantity and time of delivery;

(e) the place or places of delivery;

(f) any special packaging requirements; and

(g) any special packing and shipping requirements.

2.6 Acceptance of Orders; Fair Share.

(a) Within five (5) Business Days of HD’s receipt of an Order, HD shall expressly acknowledge receipt and, if applicable, acceptance of the Order by sending an email to LiveWire (or such other method of communication agreed to by the Parties from time to time). HD shall accept all Orders that comply with the Lead Time and the Minimum Order Quantity, that are consistent with the Forecast, and that comply with the other terms and conditions of this Agreement and shall consider in good faith whether to accept Orders outside of the foregoing parameters. Notwithstanding the foregoing, HD shall be relieved from any obligation to fulfill LiveWire’s Orders for a Product to the extent that: (i) the quantities of Production Materials delivered to HD’s Facility are insufficient to fulfill LiveWire’s Order for Products; or (ii) the Products ordered exceed HD’s maximum production capacity for such Products; provided, that, if the quantities of any Shared Production Materials are insufficient to meet the Parties’ aggregate requirements for the manufacture of Products hereunder and HD’s requirements for its own products, then any such Production Materials acquired by the Parties shall be apportioned between the Parties on a pro rata basis based on the applicable production schedules so that each Party’s requirements are covered proportionately.

(b) HD shall: (i) maintain sufficient manufacturing capacity to meet the forecasted volumes for each Product; (ii) maintain a dedicated production line for electric vehicles; and (iii) maintain business continuity and risk mitigation strategies substantially similar to those that HD provides to its own other businesses.

2.7 Lead Times. The Parties may mutually agree to change the Lead Time applicable to a Product in good faith and neither Party will unreasonably withhold, condition, or delay consent to a requested change to a Lead Time modification proposed by the other Party.

2.8 Delivery; Incoterms. All Products will be delivered by HD to LiveWire Ex Works (LiveWire Distribution Center) Incoterms 2020. Except as otherwise provided hereunder, the terms, conditions and obligations of Ex Works (Incoterms 2020) are incorporated herein by reference.

2.9 Discrepancies. If LiveWire discovers any discrepancy between: (i) the quantity or type of Products ordered by LiveWire and that received by LiveWire; or (ii) the quantity or type of Products invoiced by HD and that received by LiveWire, LiveWire will promptly notify HD thereof, and in any event in less than thirty (30) days from such discovery.

2.10 Shortages. If the discrepancy is a shortage and HD invoiced LiveWire for the full amount of Products ordered, HD shall, at LiveWire’s option: (i) adjust the invoice; (ii) refund LiveWire for amounts paid for such Products to adjust for such shortage; or (iii) as quickly as commercially and reasonably practicable, at HD’s cost and expense, supply the number of units in such shortage to LiveWire provided LiveWire has paid or commits to pay HD in full for such units. HD shall be entitled to any insurance proceeds paid to LiveWire in respect of a shortage for which it replaces units or compensates LiveWire.

2.11 Overages. In case of an unintentional overage in any shipment, irrespective of when and by which Party discovered, LiveWire shall keep such quantity and pay the amount invoiced or the amount to be invoiced if the invoice did not include such overage, provided that HD has taken commercially reasonable actions to try to prevent such overages from occurring. LiveWire shall have the right to adjust any Forecasts to account for such overages.

2.12 Verification. For purposes of verifying and substantiating any claim(s) for compensation made by LiveWire under this Agreement, LiveWire shall provide to HD reasonable access to LiveWire’s premises and such information as HD shall reasonably request. Access to such books and records shall only be provided to the extent permitted by applicable Law.

2.13 Notice Requirement. HD shall not be obligated to make cash refunds or provide additional products for shortages when the notice of the shortage is not delivered within thirty (30) days of the discovery thereof as provided in Section 2.9 above.

2.14 Contractual Expiration Date. LiveWire must submit any Order with respect to a Product with sufficient Lead Time so that the Product can be delivered before the Contractual Expiration Date, and HD will have no obligation to continue manufacturing any Product after the Contractual Expiration Date for such Product and LiveWire will have no obligation to continue purchasing such Product from HD after the Contractual Expiration Date for such Product (other than under any Orders submitted prior to such date or following such date pursuant to this Section 2.14); provided, that, HD may, in its sole discretion, accept Orders that would require manufacturing after the applicable Contractual Expiration Date and, if HD chooses to accept any such Order, such Order will be subject to the terms of this Agreement.

2.15 Dealer and Customer Responsibilities. LiveWire shall have sole responsibility for its dealer and customer relationships related to Products, including dealer and customer satisfaction, warranty (but without limiting any rights or remedies LiveWire may have hereunder with respect to non-conforming Products) and other dealer and customer obligations. HD shall have no contractual relationship with, and no responsibility to, the dealer or end customers of the Products with respect to the Products.

ARTICLE 3

PAYMENT

3.1 Invoices. HD will issue an invoice for the Product Price for all Products delivered hereunder, at or promptly following delivery. HD will issue an invoice for any Termination Charges and any other costs, fees, expenses or charges hereunder (except as noted in the foregoing or elsewhere in this Agreement) within a reasonable time of incurring and/or determining such costs, fees, expenses or charges.

3.2 Quarterly True-Up. Within one month following the end of each calendar quarter during the Term, HD shall conduct an analysis to determine whether the direct costs incurred by HD in connection with the manufacture and delivery of Products during such quarter differed from the direct cost component of the Product Price, and whether the allocation of overhead for such calendar quarter should be adjusted from the allocation of overhead in the Product Price, based on the relative manufacture of HD products and Products during such calendar quarter; provided that, subject to Section 12.2(b), HD shall not increase LiveWire’s fixed cost allocations because of adverse changes in HD’s production volumes, and HD shall not be required to increase its own fixed cost allocations because of adverse changes in LiveWire’s production volumes. Upon conclusion of such analysis, HD will deliver a report to LiveWire which specifies the results of the analysis (the “Quarterly True-Up Report”). If the sum of the direct costs and allocated overhead for such calendar quarter are less than the direct costs and overhead components included in the Product Price for the Products delivered during such calendar quarter, then HD shall pay the difference to LiveWire within sixty (60) days after delivering the Quarterly True-Up Report to LiveWire, and if the sum of such direct costs and allocated overhead are more than the direct costs and overhead components included in the Product Price, then HD shall issue LiveWire an invoice for the difference, which shall be payable by LiveWire as specified in Section 3.3 below; provided that, subject to Section 12.2(b), HD shall not increase LiveWire’s fixed cost allocations because of adverse changes in HD’s production volumes, and HD shall not be required to increase its own fixed cost allocations because of adverse changes in LiveWire’s production volumes.

3.3 Payment; Taxes. LiveWire shall pay invoices (other than amounts disputed in good faith) within sixty (60) days after the receipt date of such invoice, provided that, notwithstanding anything to the contrary in this Agreement, disputed amounts withheld by LiveWire shall not exceed twenty percent (20%) of any invoice; provided that payment of any amounts shall not be deemed to be a waiver of LiveWire’s right to dispute or recover such amounts. All payments will be made in United States Dollars. In the event that either LiveWire fails to make a payment as prescribed above, following written notification to LiveWire by HD, HD may withhold further delivery of Product(s) to LiveWire until such delinquent payment is received. If LiveWire fails to pay all or any portion of any such invoiced amount by the required date, LiveWire will be obligated to pay to HD, in addition to the amount due, interest at an interest rate of one-half of one percent (0.5%) per month, accruing continuously from the date the payment was due through the date of actual payment. LiveWire shall be responsible for all sales, use and goods and services, value-added, and any other similar Taxes, duties and charges (“Indirect Taxes”) imposed by any federal, state or local government entity on any amounts payable by LiveWire hereunder, provided that HD will be solely responsible for the payment of its income Taxes, franchise or similar Taxes, its employee’s salaries, unemployment insurance, workers’ compensation, employee benefits and other employment-related costs, charges and deductions. Each invoice provided under Section 3.1 shall properly reflect all Indirect Taxes payable by LiveWire, and if applicable, such information reasonably required for LiveWire to obtain a refund, credit or offset of such Indirect Taxes in accordance with applicable Law. Livewire and HD shall make reasonable efforts to cooperate to the extent necessary to obtain any exemption relating to, or reduced rate of, any such Indirect Tax, including by providing exemption certificates or other information reasonable required to establish an exemption. The parties will reasonably cooperate to minimize any deduction or withholding for or on account of Tax, including making applicable double taxation treaty clearance applications. If any Taxes are required to be deducted or withheld from any payments made by one Party (the “Payor”) to another Party hereunder, then such Payor shall withhold or deduct the required amount and promptly pay such Taxes to the applicable Tax authority and any such amounts shall be deemed to have been paid hereunder.

3.4 Quarterly Pricing Review; Changes in Product Prices. The Operational Committee will review the Product Prices every three (3) months from the Effective Date as set forth in Section 12.2. For the avoidance of doubt, HD may adjust the Product Prices on a quarterly basis upon notice to LiveWire to reflect changes in the Actual Cost.

3.5 Audit. Once per year with prior written notice of at least ten (10) Business Days to HD, LiveWire may (at LiveWire’s sole cost and expense) carry out an audit of HD’s relevant books and records to confirm that the Product Prices were determined in accordance with the terms of this Agreement. After receipt of a valid notice of such audit, HD shall grant reasonable access to HD’s relevant books and records during HD’s regular business hours. Access to such books and records shall only be provided to the extent permitted by applicable Law and applicable confidentiality and contractual obligations and to the extent that such access will not result in the loss of legal privilege.

ARTICLE 4

QUALITY

4.1 Warranty. HD warrants to LiveWire, its successors and assigns for the duration of the Warranty Period that the Products delivered to LiveWire in accordance with the terms and conditions of this Agreement (i) will be free from defects in workmanship and will conform to the Specifications, and (ii) will be free from Liens and encumbrances.

4.2 Warranty Period. The foregoing warranties shall extend from the date of delivery to LiveWire for a period of five (5) years on batteries, and from the date of delivery of the relevant Product to the end customer for a period of two (2) years (unlimited mileage) on motorcycles, and one (1) year on motorcycle parts and accessories (unless such parts and accessories are sold as part of a motorcycle, in which case the warranty period shall be two (2) years for such parts and accessories) (the “Warranty Period”). LiveWire may submit a written request to HD requesting an extension to the Warranty Period for a Product. HD shall consider any such request in good faith, and notify LiveWire of the cost to LiveWire of any such extension, which cost shall be reasonably determined in accordance with typical warranty cost analysis. If the Parties mutually agree on such extension, the Warranty Period for the applicable Product will be so extended (with respect to quantities of such Product supplied by HD following the effective date of the extension), and the Product prices shall be increased to include the cost of the extended Warranty Period.

4.3 Remediation. In the event LiveWire discovers any quality problems with the Products delivered hereunder, LiveWire shall promptly advise HD and the Parties shall seek to remedy any such problems from occurring in the future. If LiveWire can reasonably demonstrate that a Product fails to conform to the warranties set forth in Section 4.1 of this Agreement and provide reasonable supporting evidence for such failure, HD, at its sole option and expense (including any shipping or delivery costs in connection with a repair or replacement), will either repair or replace the non-conforming Products. For the avoidance of doubt, HD shall not be liable for any breach of the warranties set forth in Section 4.1 and LiveWire will have no legal remedy from HD for the relevant non-conforming Products if such breach is caused by materials or items owned or furnished by LiveWire or a failure of a supplier of Production Materials LiveWire Production Assets or Tooling to comply with its obligations under its supply contracts with LiveWire or HD; provided that, for suppliers of Shared Production

Materials, HD shall use commercially reasonable efforts to work with the applicable supplier to remediate such failure, and shall pass through to LiveWire any refunds or credits it obtains under its agreement with such Production Materials supplier with respect to such non-conforming Products. The Warranty Period for any repaired or replacement Product will be the balance of the Warranty Period for the original non-conforming Product remaining from the date HD was notified of the warranty claim of the Product.

4.4 DISCLAIMER. EXCEPT FOR THE WARRANTIES SET FORTH IN SECTION 4.1, HD EXPRESSLY DISCLAIMS TO THE FULL EXTENT PERMISSIBLE BY LAW ANY WARRANTIES, WHETHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, AS TO THE NATURE OR STANDARD OF THE SERVICES OR PRODUCTS WHICH HD MAY PROVIDE HEREUNDER, INCLUDING ANY WARRANTIES OF MERCHANTABILITY OR OF FITNESS FOR A PARTICULAR PURPOSE AND ALL WARRANTIES ARISING FROM ANY COURSE OF DEALING OR USAGE OF TRADE.

4.5 EXCLUSIVE REMEDIES. SECTION 4.3 CONSTITUTES LIVEWIRE’S SOLE AND EXCLUSIVE REMEDIES FOR A BREACH OF THE WARRANTIES SET FORTH IN SECTION 4.1; PROVIDED THAT THE FOREGOING SHALL NOT LIMIT HD’S LIABILITY ELSEWHERE IN THIS AGREEMENT FOR MANUFACTURING DEFECTS. HD WILL HAVE A REASONABLE TIME TO PROVIDE A REMEDY IN ACCORDANCE WITH SECTION 4.3.

ARTICLE 5

PRODUCTION MATERIALS; PRODUCTION ASSETS; PROCUREMENT AGENCY

5.1 Procurement by LiveWire. LiveWire shall be exclusively responsible for procurement of LiveWire Production Materials, LiveWire Production Assets and Tooling (other than their receipt by HD and handling inside of HD’s Facility) as follows:

(a) source-selecting all LiveWire Production Materials, LiveWire Production Assets and Tooling;

(b) procuring all LiveWire Production Assets and Tooling including: (i) negotiating the price and all other terms applicable to the supply of LiveWire Production Assets and Tooling; (ii) placing orders for LiveWire Production Assets and Tooling directly to HD’s Facility with, and issuing forecasts and delivery releases to, the relevant suppliers; (iii) arranging for delivery of LiveWire Production Assets and Tooling directly to HD’s Facility in timely manner and paying for all related logistics and installation costs; and (iv) receiving and settling all supplier invoices for Tooling;

(c) negotiating the price and all other terms applicable to the supply of LiveWire Production Materials and entering into contracts with all applicable suppliers (following which HD shall be responsible, as LiveWire’s agent, for ordering, arranging delivery and settling invoices from such suppliers as set forth in Section 5.2(c));

(d) handling any warranty claims and other claims related to LiveWire Production Materials, LiveWire Production Assets, Tooling, cost recoveries and termination and resourcing processes against the relevant suppliers of the foregoing; and

(e) for avoidance of doubt, source-selecting, procuring, purchasing and arranging for delivery and storage of all service parts and parts and accessories (P&A) relating to the Products (which shall not be considered Production Materials).

5.2 Procurement by HD. With respect to HD Production Assets and Shared Production Materials, HD shall be exclusively responsible for procurement of HD Production Assets as set forth below, and LiveWire shall be ultimately responsible for the procurement of Shared Production Materials to be used in Products; provided that LiveWire appoints HD as its agent, and HD agrees to its appointment as an agent for LiveWire, for the procurement of Shared Production Materials as set forth below. Accordingly, HD shall engage in the following activities:

(a) source-selecting all Shared Production Materials and HD Production Assets;

(b) procuring all Shared Production Materials and HD Production Assets including negotiating the price and all other terms applicable to the supply of Shared Production Materials and HD Production Assets; provided that HD will not agree to changes to contracts for the procurement of Shared Production Materials that would, in HD’s reasonable judgement, have a material adverse impact on LiveWire;

(c) (i) placing orders for Production Materials and HD Production Assets directly to HD’s Facility with, and issuing forecasts and delivery releases to, the relevant suppliers; (ii) arranging for delivery of Production Materials and HD Production Assets directly to HD’s Facility in timely manner; and (iii) receiving and settling all supplier invoices for Production Materials and Production Assets.

5.3 Re-designation of Shared Production Materials. Notwithstanding anything to the contrary herein, if HD, in its sole discretion, determines that it will no longer use any Shared Production Materials in HD products, then HD shall use reasonable efforts to provide LiveWire with sixty (60) days’ prior notice after which HD shall have no obligations to procure such materials and LiveWire shall be required to procure such materials on its own as LiveWire Production Materials in accordance with Section 5.1. Furthermore, LiveWire may, in its sole discretion, decide to use a separate supplier for procurement of any items included in the Shared Production Materials, in which case it shall notify HD, and thereafter LiveWire shall procure such materials on its own as LiveWire Production Materials in accordance with Section 5.1 (provided that HD shall not be required to cancel any pending orders for such Shared Production Materials).

5.4 Supplier Issues. In the event of a conflict, dispute or other issue with a third-party supplier or manufacturer in connection with the foregoing, either Party may submit a description of such issue to the Operational Committee and the Operational Committee will convene within a reasonable time following receipt of such description to address such issue in good faith in accordance with ARTICLE 12.

5.5 Risk of Loss; Ownership.

(a) Tooling and Finished Products; Removal. LiveWire shall own, and insure against and bear the risk of loss, theft and damage of and to, all Tooling and finished Products delivered to LiveWire in accordance with Section 2.8. To inform LiveWire’s procurement of replacement Tooling, HD will provide LiveWire reasonable advance notice of Tooling that is expected to wear out based on its expected life. LiveWire will be responsible for the cost of repairing or replacing the Tooling and finished Products if they are stolen, worn out, damaged or destroyed other than due to HD’s negligence or willful misconduct. Upon termination or expiration of this Agreement, LiveWire may remove the Tooling and remaining LiveWire Production Materials from HD’s Facility, and HD shall provide reasonable support and assistance to LiveWire, at LiveWire’s reasonable cost and expense, with respect thereto.

(b) Production Materials and Production Assets. HD shall own, and insure against and bear the risk of loss, theft and damage of and to, all Production Materials and LiveWire Production Assets. Once Production Materials are incorporated into a finished Product, until such Product is delivered in accordance with Section 2.8, such Product shall be and remain the sole property of HD, and HD shall insure against and bear the risk of loss, theft and damage of and to such Products. HD shall own the HD Production Assets.

(c) Ownership of LiveWire Production Assets on Termination. Upon termination or expiration of this Agreement, HD may, at its option, retain ownership of any and/or all LiveWire Production Assets, provided that the remaining cost of maintenance, retooling and/or disposal of such LiveWire Production Assets shall in such case be excluded from the Termination Charges otherwise payable by LiveWire. If, upon termination or expiration of this Agreement, HD notifies LiveWire that it does not desire to retain ownership of any LiveWire Production Assets, LiveWire will have the option to acquire such LiveWire Production Assets from HD at their book value. If LiveWire does not exercise the option to acquire such LiveWire Production Assets, then the remaining cost of maintenance, retooling and/or disposal of such LiveWire Production Assets shall be included in the Termination Charges. If LiveWire exercises the option and acquires such LiveWire Production Assets at their book value, then the foregoing costs will be excluded from the Termination Charges.

ARTICLE 6

RECALLS

6.1 Recall by HD. In the event of a Product recall, quality action or field campaign (“Recall”) initiated by HD, LiveWire will cooperate fully with HD with respect to such Recall, and will perform all acts reasonably requested by HD with respect to such Recall. LiveWire will consult with HD regarding the content of any public statements regarding the Recall.

6.2 Recall by LiveWire. In the event of a Recall initiated by LiveWire, HD will cooperate fully with LiveWire with respect to such Recall, and will perform all acts reasonably requested by LiveWire with respect to such Recall. HD will consult with LiveWire regarding the content of any public statements regarding the Recall.

6.3 Cost of Recall. If a Recall is initiated because of a breach of HD’s warranty obligations, HD will promptly repair (if practical) or replace the defective Products at no charge to LiveWire, and will be responsible for the following out-of-pocket expenses incurred by LiveWire or by HD as a result of such Recall (directly or through LiveWire’s warranty reimbursements to its dealers and distributors) to correct the defective Product: diagnosis, removal, round-trip shipping, installation, testing and, if applicable, retail profit margin. If a Recall is initiated for any other reason (“LiveWire’s Recall Obligations”), LiveWire will be responsible for all expenses incurred by HD as a result of such Recall, and compensate all damages and losses suffered by HD as a result of such Recall. If a Recall is initiated both because of a breach of HD’s warranty obligations and because of LiveWire’s Recall Obligations, then each Party shall be responsible for a pro rata share of the total expenses incurred in connection with such Recall in proportion to each Party’s respective responsibility for the circumstances giving rise to the Recall as determined in good faith by the Operational Committee.

6.4 Notice. Prior to a Party notifying the government or any regulatory authority of its final determination that a Recall involving one or more Products will be conducted, the Party agrees to deliver written notice to the other Party that a Recall is being considered and to allow the other Party a reasonable opportunity to review the relevant data and offer comments on the possible Recall. However, each Party will decide, in its sole discretion, when to conduct a Recall and the scope of any such Recall.

ARTICLE 7

TECHNICAL DOCUMENTS; INTELLECTUAL PROPERTY RIGHTS

7.1 LiveWire hereby grants to HD, or undertakes to ensure that HD is granted, as the case may be, a non-exclusive, non-transferable right to use all patents, technical information and other forms of intellectual property rights associated with the Products for the purposes of fulfilling its obligations under this Agreement. LiveWire shall from time to time furnish to HD all sub-assembly drawings, specifications, the build book, quality standards and other documentary information (collectively, the “Technical Manufacturing Documents”) which are necessary to provide the service of manufacturing Products pursuant to the terms of this Agreement. As between LiveWire and HD, (i) LiveWire shall own and have full responsibility for the design of Products, including all Technical Manufacturing Documents and (ii) HD shall own and have full responsibility for HD’s manufacturing processes and standard work instructions. Without limiting any rights and remedies LiveWire may have for breach of any representation or warranty under the Separation Agreement, LiveWire represents that it has the full right under its license agreements to have HD provide services to it under this Agreement.

7.2 If any Intellectual Property relating to EV Manufacturing Processes is jointly invented by personnel of each of the Parties on an ad hoc basis in connection with the manufacturing of Products by HD in accordance with this Agreement (other than Intellectual Property developed pursuant to formal Projects under the Joint Development Agreement, or Intellectual Property developed in connection with research and development projects that HD consulted with LiveWire about pursuant to Section 2.1 of the Joint Development Agreement, but LiveWire declined to participate in), the ownership and licensing of such Intellectual Property shall be treated as if it were Project IP under the Joint Development. Notwithstanding the foregoing, and notwithstanding anything to the contrary herein, any Improvements to HD’s proprietary manufacturing processes shall be owned exclusively by HD and will not be licensed to LiveWire (unless separately otherwise agreed by the Parties). To the extent LiveWire has any right, title or interest in any such Improvements, LiveWire hereby assigns to HD all of its right, title and interest in, to and under any such Improvements, together with all claims, causes of action and rights to sue for past, present and future infringement, violation or other impairment thereof, and agrees to execute any documents or take any actions reasonably requested by HD in order to evidence or effectuate the foregoing assignment.

ARTICLE 8

CONFIDENTIALITY

8.1 Confidentiality. Each of the Parties agrees that any Confidential Information of the other Party received in the course of performance under this Agreement shall be kept strictly confidential by the Parties, except that HD may disclose LiveWire’s Confidential Information for the sole purpose of providing services pursuant to this Agreement to any Affiliate of HD or to third parties that provide such services in accordance with the terms of this Agreement; provided, that HD shall ensure that any such Affiliate or third party is bound by obligations of confidentiality at least as strict as those contained herein. HD shall be responsible for any such Affiliate or third party keeping confidential such Confidential Information of LiveWire. The Party receiving Confidential Information further agrees (i) not to use the disclosing Party’s Confidential Information except as necessary to perform its obligations under this Agreement, and (ii) to take the same care with the disclosing Party’s Confidential Information as it does with its own, but in no event less than a reasonable degree of care. Upon the termination or expiration of this Agreement, each Party shall return to the other Party or destroy all of such other Party’s Confidential Information. Each of the Parties shall treat the terms of this Agreement as if they were the Confidential Information of the other Party and shall not disclose the terms of this Agreement without the other Party’s prior written consent, except as required by applicable Law, by the rules of any national stock exchange with respect to a Party’s publicly-traded securities or as otherwise permitted under this Agreement.

8.2 Government Order. If the receiving Party is requested to disclose any of the disclosing Party’s Confidential Information pursuant to any judicial or governmental order, the receiving Party, if legally permissible, will promptly notify the disclosing Party of such order so that the disclosing Party, in its sole discretion, may seek an appropriate protective order and/or take any other action to prevent or minimize the breadth of such disclosure.

8.3 Data Privacy and Security. Because the services under the Agreement may require HD to receive, store, transmit or manage data related to the business of LiveWire, or Personal Information of or relating to its employees, customers, manufacturers or contractors (collectively, “LiveWire Data”), or to otherwise access LiveWire’s systems, HD shall comply with the provisions of Exhibit B and otherwise ensure appropriate protection and handling of LiveWire Data. Because the services under the Agreement also may require LiveWire to receive, store, transmit or manage data related to the business of HD, or Personal Information of or relating to its employees, customers, manufacturers or contractors (collectively, “HD Data”), or to otherwise access HD’s systems, LiveWire shall comply with the provisions of Exhibit B and otherwise ensure appropriate protection and handling of HD Data.

ARTICLE 9

INDEMNIFICATION

9.1 Indemnification by LiveWire. LiveWire shall defend, indemnify and hold HD, its officers, directors, employees and agents harmless from any and all Losses suffered or incurred by HD in connection with any and all third-party claims to the extent arising from or relating to (i) the gross negligence or willful misconduct of LiveWire, (ii) LiveWire’s material breach of this Agreement, (iii) LiveWire’s breach of Sections 8.1 or 8.3, or (iv) actual or alleged infringement, misappropriation or violation of third-party intellectual property rights arising out of the use of or compliance with the Specifications, the Technical Manufacturing Documents or the LiveWire Production Materials, but in all cases excluding claims for which HD has an obligation to indemnify LiveWire pursuant to Section 9.2.

9.2 Indemnification by HD. HD shall defend, indemnify and hold LiveWire, its officers, directors, employees and agents harmless from any and all Losses suffered or incurred by LiveWire in connection with any and all third-party claims to the extent arising from or relating to (i) the gross negligence or willful misconduct of HD, (ii) HD’s material breach of this Agreement, (iii) HD’s breach of Sections 8.1 or 8.3, or (iv) actual or alleged infringement, misappropriation or violation of third-party intellectual property rights resulting from HD’s manufacturing processes or other actions taken by HD in its provision of manufacturing services (other than actions that are taken at LiveWire’s direction), but in all cases excluding claims for which LiveWire has an obligation to indemnify HD pursuant to Section 9.1.

9.3 Indemnification Procedures. The indemnified Party agrees to: (i) promptly notify the indemnifying Party in writing of a claim against which it is indemnified hereunder; (ii) give the indemnifying Party sole control of the defense and all related settlement negotiations (subject to the written approval of the indemnified Party, not to be unreasonably withheld, for any settlements that do not unconditionally release the indemnified Party or that materially affect the terms of the Agreement); and (iii) provide the indemnifying Party, at the indemnifying Party’s expense, with the assistance, information, and authority reasonably necessary to perform the above. The indemnified Party may also participate in the defense of a claim at its option and its own expense.

ARTICLE 10

LIMITATION OF LIABILITY

NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, EXCEPT FOR LIABILITY ARISING FROM A PARTY’S GROSS NEGLIGENCE, WILLFUL MISCONDUCT, NON-COMPLIANCE WITH APPLICABLE LAW, RECALL (IN ACCORDANCE WITH SECTION 6.3) OR INDEMNIFICATION OBLIGATIONS HEREUNDER, TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, (I) NEITHER HD NOR LIVEWIRE SHALL BE LIABLE UNDER THIS AGREEMENT TO THE OTHER FOR ANY CONSEQUENTIAL, SPECIAL, INDIRECT, PUNITIVE, EXEMPLARY, REMOTE, SPECULATIVE OR SIMILAR DAMAGES OR ANY LOST PROFITS OR DAMAGES CALCULATED BASED ON A MULTIPLE OF PROFITS, REVENUE OR ANY OTHER FINANCIAL METRICS IN EXCESS OF COMPENSATORY DAMAGES OF THE OTHER ARISING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY AND (II) EACH PARTY’S TOTAL LIABILITY IN CONNECTION WITH THIS AGREEMENT OR THE ACTS OR OMISSIONS OF SUCH PARTY, ITS AFFILIATES AND ITS AND THEIR SUPPLIERS, CONTRACTORS AND AGENTS IN CONNECTION WITH THIS AGREEMENT SHALL NOT EXCEED THE TOTAL AMOUNTS PAID OR PAYABLE BY LIVEWIRE HEREUNDER IN THE TWELVE (12) MONTH PERIOD PRECEDING THE CLAIM OR CAUSE OF ACTION GIVING RISE TO LIABILITY.

ARTICLE 11

FORCE MAJEURE

In case a Party shall be hindered, delayed or prevented from performing its obligations under this Agreement (other than its payment obligation), or if such performance is rendered impossible by reason of fire, explosion, earthquake, storm, flood, drought, embargo, pandemic, epidemic, quarantine, lock-down order, wars or other hostilities, strike, lockout or other labor disturbance, mechanical breakdown, governmental action, or any other event that is beyond the reasonable control of, and not caused by, a Party (a “Force Majeure Event”), then the Party so hindered, delayed or prevented shall not be liable to the other Party for the resulting delay or failure to carry out its obligations hereunder. In any such event, such Party’s affected obligations hereunder shall be postponed for such time as its performance is suspended or delayed on account thereof. The affected Party will promptly notify the other Party, either orally or in writing, upon learning of the occurrence of such Force Majeure Event. If the Force Majeure Event affects the provision of services by HD hereunder, HD shall use commercially reasonable efforts to remove such Force Majeure Event as soon as and to the extent reasonably possible and, in any event, will treat LiveWire the same as any other internal or external recipient of the affected services, if any. Upon the cessation of the Force Majeure Event, the affected Party will use commercially reasonable efforts to resume its performance with the least possible delay.

ARTICLE 12

OPERATIONAL COMMITTEE; DISPUTE COMMITTEE

12.1 Operational Committee. Each Party shall designate their respective employees identified below to conduct the activities described in Section 12.3 (such designated employees, collectively, the “Operational Committee”):

(a) LiveWire’s [Head of EV Technology (or equivalent)];

(b) LiveWire’s [Vice President – Operations (or equivalent)];

(c) HD’s [Vice President – Engineering (or equivalent)]; and

(d) HD’s [Vice President – Manufacturing (or equivalent)].

Each Party may change from time to time in its discretion its members of the Operational Committee; provided that it shall inform the other Party in writing and shall ensure that the newly appointed member has comparable expertise to the replaced employee. Further, each Party may elect from time to time, upon reasonable prior notice to the other Party, to have employees who are not members of the Operational Committee attend meetings of the Operational Committee to participate in discussions of specific topics scheduled for discussion during such meeting.

12.2 Meetings. The Operational Committee will meet either physically, telephonically or virtually as is acceptable to a majority of the members of the Operational Committee, as follows:

(a) General. Once within each consecutive three (3) month period from the Effective Date, the Operational Committee will meet to discuss outstanding issues within its scope.

(b) Quarterly Product Price Review. Within two (2) weeks following the issuance of each Quarterly True-Up Report, the Operational Committee will meet to review the Product Prices and discuss in good faith any modifications to the Product Prices or the methodology for their determination. Such discussions may include a review of the Parties’ respective cost allocations, and notwithstanding anything to the contrary in Section 1.1(a) and Section 3.2, as part of any such review, the Operational Committee will discuss in good faith any modifications to cost allocations, including modifications resulting from either Party deleveraging. The Parties may mutually agree on changes thereto, including any changes to increase or decrease Product Prices or with respect to particular Products. In the event the Parties are unable to mutually agree on such changes within the applicable seven (7) day period following the first meeting of the Operational Committee in each aforementioned period or in the following thirty (30) day Dispute period, if applicable, the Product Prices and/or methodology will remain unchanged.

(c) Annual Volume Commitment and Order Requirement Review. Within the three (3) week period prior to each anniversary of the Effective Date, the Operational Committee will meet to review the Minimum Annual Volume Commitment for each Product, and the permitted deviation between the Minimum Annual Volume Commitment and Forecasts, and discuss in good faith any modifications thereto. The Parties may mutually agree on changes to the Minimum Annual Volume Commitment for any Product and such changes will be effective from the date six (6) months following such mutual agreement. In the event the Parties are unable to mutually agree on such changes within such three (3) week period, the Parties will refer the disagreement for resolution by the Dispute Committee pursuant to Section 12.4.

Each Party shall cause its members of the Operational Committee to participate in the meetings of the Operational Committee in accordance with the schedule set forth above; provided that a Party may elect in its discretion to refer any matter falling within the responsibility of the Operational Committee as set forth in Section 12.3 to the Dispute Committee if the members or designated attendees of the Operational Committee of the other Party with the expertise to address the relevant matters repeatedly fail to be available to discuss such matters in a meeting of the Operational Committee. Furthermore, notwithstanding the foregoing, each Party may at any time elect to convene an ad hoc meeting of the Operational Committee; provided that: (A) it has submitted in writing to the other Party a description of the matters it would like to discuss during such ad hoc meeting; and (B) the other Party agrees these matters should be discussed ahead of the next regularly scheduled meeting of the Operational Committee. The Parties will jointly determine the date and the format of such meeting.

12.3 Responsibilities. The Operational Committee is responsible for the following activities:

(a) reviewing and discussing all matters that require the Parties’ cooperation or consultation with each other hereunder or joint actions from the Parties;

(b) reviewing and discussing appropriate actions with respect to any operational day-to-day matter for the management or resolution of which this Agreement provides no guidance;

(c) reviewing and discussing all claims, issues, disagreements or disputes that may arise from, under or in connection with this Agreement;

(d) reviewing and discussing all matters that a Party elects to refer to the Operational Committee; and

(e) reviewing, discussing and ratifying all proposed changes to Exhibit A (it being understood that no modifications to Exhibit A shall be effective until formally ratified by the Operational Committee).

12.4 Guidelines and Subcommittees. The Operational Committee may develop and establish guidelines and governance rules for management and resolution of matters within its responsibility, and delegate such matters to subcommittees that the Operational Committee appoints from time to time.

12.5 Disputes. Any matter described in Section 12.3 or otherwise referred to the Operational Committee pursuant to this Agreement that the Operational Committee fails to address or resolve to the satisfaction of both Parties within fourteen (14) days after the circumstances leading to the dispute have first been discussed during a meeting of the Operational Committee (a “Dispute”) may be referred by any Party to an appropriate member of HD’s senior leadership team, or such member’s designee, and an appropriate member of LiveWire’s senior leadership team, or such member’s designee (such designated members, the “Dispute Committee”). The Parties shall attempt in good faith to resolve the dispute by negotiation between their respective representatives on the Dispute Committee. The Parties agree that the members of the Dispute Committee shall have full and complete authority on behalf of their respective Parties to resolve any Disputes submitted to the Dispute Committee pursuant to this Section 12.4. If the Dispute Committee fails to reach agreement on a satisfactory resolution of the Disputes within thirty (30) days of the date of referral of the relevant Dispute to the Dispute Committee by the Operational Committee, either Party may pursue remedies in accordance with Section 14.6.

ARTICLE 13

TERM AND TERMINATION

13.1 Term. Unless earlier terminated pursuant to the terms and conditions of this Agreement, this Agreement shall commence on the Effective Date and shall remain in force for ten (10) years (“Initial Term”); provided, however, with respect to any Platform, the Initial Term applicable to the manufacturing of Products included in such Platform shall not expire until the five (5) year exclusive manufacturing period for such Platform expires. Following the end of the Initial Term (or, with respect to each Platform, the end of the five (5) year exclusive manufacturing period for such Platform), this Agreement shall automatically renew for successive five (5) year periods (each, a “Renewal Term”), subject to termination in accordance with Section 13.2 or Section 13.3. The Initial Term, together with the Renewal Terms, are collectively referred to hereunder as the “Term”.

13.2 Termination by Either Party. If either Party fails to perform any of its material duties or obligations pursuant to this Agreement and such breach is not cured within thirty (30) days, in the event such breach involves the payment of money, or within ninety (90) days, with respect to any other breach, after notice to such Party specifying the nature of such failure, the other Party may terminate this Agreement in its entirety, or with respect to any or all of the services provided to the defaulting Party, upon further notice to the defaulting Party. Either Party may terminate this Agreement immediately upon the occurrence of any of the following events: the other Party (i) is prevented from performing its obligations by reason of a Force Majeure Event for a period of six (6) months or more; (ii) becomes insolvent; (iii) enters bankruptcy, receivership, liquidation, composition of creditors, dissolution or similar proceeding; or (iv) undergoes a Change of Control Event. In the event that HD terminates this Agreement upon a Change of Control Event of LiveWire, LiveWire shall have a period of up to twenty-four (24) months following such termination to transition the manufacturing services provided hereunder to itself or a third party. HD shall continue to perform any manufacturing services requested by LiveWire with respect to the Products during such period subject to the terms and conditions of this Agreement.

13.3 Termination by LiveWire. Either Party will have the right to terminate this Agreement, with respect to one, several or all Products included in a Platform, by providing written notice of termination to the other Party on or after the date that the exclusive manufacturing period for such Platform expires, which termination will be effective twenty-four (24) months following delivery of such notice. In the event that LiveWire terminates this Agreement pursuant to this Section 13.3, (i) if the applicable termination occurs during the Initial Term or first Renewal Term for the relevant Product(s) (i.e., the five (5) year period following the five (5) year exclusive manufacturing period for such Platform), LiveWire shall be liable for any Termination Charges related to the terminated Product(s); provided that, (1) HD shall attempt to minimize and mitigate any Termination Charges; (2) HD shall make available to LiveWire all assets the cost of which are included in the Termination Charges (e.g., materials, work-in-progress and finished goods, machinery and equipment, including related tooling, jigs, dies, gauges, fixtures, molds, patterns and other accessories), and LiveWire shall bear all removal and logistics costs therefor; (3) HD shall attempt, to the extent practicable in HD’s reasonable business judgment, to repurpose or redeploy, including for other Platforms, any assets the cost of which would be included in the Termination Charges and any such assets that are repurposed or redeployed will be excluded from the Termination Charges, provided that any costs incurred by HD in connection with such repurposing or redeployment shall be included in the Termination Charges; and (4) at LiveWire’s request, HD shall, to the extent practicable in HD’s reasonable business judgment, assign to LiveWire, in whole or in part, those third-party contracts for the procurement of materials, goods, and services required for the manufacture of Products hereunder, for which Termination Charges would otherwise have been payable; and (ii) HD may adjust in its reasonable discretion the fee for the non-terminated Products if HD reasonably determines that the termination of the supply of the relevant Product(s) will increase the cost of production of the non-terminated Products.

13.4 Other Rights. The provisions of this Article are without prejudice to any other rights or remedies either Party may have by reason of the default of the other Party.

13.5 Survival. Notwithstanding the foregoing, the provisions of ARTICLE 1, Section 3.1, Section 3.2, Section 3.3, ARTICLE 4, Section 5.5(c), ARTICLE 6, ARTICLE 8, ARTICLE 9, ARTICLE 10, Section 13.4, Section 13.5 and ARTICLE 14 shall survive the expiration or termination of this Agreement by any reason whatsoever.

13.6 Transition and Further Assurances. In the event of a termination for LiveWire’s Change of Control under Section 13.2, HD will discuss with LiveWire in good faith, to the extent applicable, an equitable adjustment to the Minimum Annual Volume Commitment for the year in which HD gave LiveWire notice of such termination. Upon termination of this Agreement, HD shall make available to LiveWire any Technical Manufacturing Documents or written Specifications and Tooling owned by LiveWire that are in HD’s possession or control. Upon termination of this Agreement, HD shall use commercially reasonable efforts to assist, at LiveWire’s cost, with LiveWire’s transition of the manufacture of Products to LiveWire or its designee, it being understood and agreed that HD shall not be required under any circumstances to provide or disclose HD’s proprietary manufacturing processes or know-how to LiveWire or any other Person.

ARTICLE 14

GENERAL PROVISIONS

14.1 Assignment; Successors and Assigns. HD may assign or transfer this Agreement, in whole or in part, (i) to any of its Affiliates provided that HD remains liable for such Affiliates’ performance, obligations, and liabilities hereunder or (ii) in connection with the assignment or other transfer of all or substantially all of the assets used to manufacture one or more of the Products in connection with this Agreement provided that the third party transferee is qualified to manufacture the Products as required under this Agreement. LiveWire shall not assign or transfer this Agreement, in whole or part, without HD’s prior written consent. Notwithstanding the foregoing, LiveWire may (i) assign this Agreement, in whole or in part, to any of its Affiliates, (ii) assign or otherwise transfer this Agreement, in whole but not in part, to any Person in connection with a transfer of all or substantially all of the LiveWire Business to such Person (whether by merger, consolidation, sale of assets, sale or exchange of stock, by operation of law or otherwise and whether in a single or multiple transactions); and provided that, in each of the above cases, such transferee, assignee or successor agrees in writing to be bound by the terms of this Agreement. Any attempted or purported assignment or transfer in violation of the preceding shall be null and void and of no effect whatsoever. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

14.2 Modification or Amendments. Subject to the provisions of applicable law, and except as otherwise provided in this Agreement, this Agreement may be amended, modified or supplemented only by written instrument signed by the authorized representative of the Party against whom it sought to enforce such waiver, amendment, supplement or modification is sought to be enforced.

14.3 Waivers of Default. Waiver by a Party of any default by the other Party of any provision of this Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default, nor shall it prejudice the rights of the other Party. No failure or delay by a Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege.

14.4 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

14.5 Governing Law. This Agreement (and any claims or disputes arising out of or related hereto or to the transactions contemplated hereby or to the inducement of either Party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware, irrespective of the choice of laws principles of the State of Delaware, including all matters of validity, construction, effect, enforceability, performance and remedies.

14.6 Consent to Jurisdiction. This Agreement, together with any Action, dispute, remedy or other proceeding arising from or relating to this Agreement or the transactions contemplated hereby or any relief or remedies sought by any Parties hereto (whether in contract, tort or statute), and the rights and obligations of the Parties hereunder, shall be governed by and construed in accordance with the laws of the State of Delaware for contracts made and to be fully performed in such state, without giving effect to any conflicts of laws rules, principles or regulations that would require the application of the laws of another jurisdiction. The state and federal courts located within the State of Delaware (the “Chosen Courts”) shall have exclusive jurisdiction over any and all disputes between the Parties hereto, whether in law or in equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the Parties hereto consent to and agree to subject to the exclusive jurisdiction of such Chosen Courts.

14.7 WAIVER OF JURY TRIAL. THE PARTIES HEREBY WAIVE TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, AND SHALL NOT ASSERT IN ANY SUCH DISPUTE, ANY CLAIM THAT: (A) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS; (B) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS; OR (C) ANY ACTION OR OTHER PROCEEDING COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM. THE MAILING OF PROCESS OF OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 14.8 (OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW) SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER PROVIDED HEREIN. THE PARTIES HEREBY IRREVOCABLY WAIVE ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

14.8 Notices. Any notice, request, instruction or other document to be given hereunder by either Party to the other shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid or by prepaid overnight courier (providing written proof of delivery), or by confirmed facsimile transmission or electronic mail (with confirmed receipt), addressed as follows:

If to HD, to:

Harley-Davidson Motor Company

3700 W. Juneau

Milwaukee, WI 53217

Attention: Chief Legal Officer

Email: Paul.Krause@harley-davidson.com and H-DGeneralCounsel@harley-davidson.com with copies (which shall not constitute notice) to:

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, Illinois 60611

Attention: Ryan Maierson

Email: ryan.maierson@lw.com

Attention: Jason Morelli

Email: jason.morelli@lw.com

if to LiveWire, to:

LiveWire

3700 W. Juneau

Milwaukee, WI 53217 Attention: Chief Legal Officer

Email: Paul.Krause@harley-davidson.com and H-DGeneralCounsel@harley-davidson.com with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, Illinois 60611

Attention: Ryan Maierson

Email: ryan.maierson@lw.com

Attention: Jason Morelli

Email: jason.morelli@lw.com

or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above.

14.9 Entire Agreement. This Agreement, the Separation Agreement, the Orders and the exhibits, annexes and schedules hereto and thereto contain the entire agreement between the Parties with respect to the subject matter hereof, supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter and there are no agreements or understandings between the Parties with respect to such subject matter other than those set forth or referred to herein. Any terms submitted by LiveWire, including on any document or form submitted by LiveWire which are in addition to or inconsistent with those set forth herein, are hereby expressly rejected by HD and shall not apply to LiveWire’s purchase of Products from HD unless agreed to in a writing signed by both Parties. In the event of any inconsistency or conflict between or among the provisions of this Agreement and any Order, the inconsistency shall be resolved by giving precedence to this Agreement.

14.10 No Third-Party Beneficiaries. The provisions of this Agreement are solely for the benefit of the Parties and are not intended to confer upon any Person (including any shareholders of HD or shareholders of LiveWire) except the Parties hereto any rights or remedies hereunder. There are no third-party beneficiaries of this Agreement, and this Agreement shall not provide any third Person (including any shareholders of HD or shareholders of LiveWire) with any remedy, claim, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

14.11 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

14.12 Interpretation. The headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to an Article, Section, Schedule, Exhibit or Annex, such reference shall be to an Article of, Section of, Schedule to, Exhibit to or Annex to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” For purposes of this Agreement, whenever the context requires the singular number shall include the plural, and vice versa. All references in this Agreement to “$” are intended to refer to United States dollars. Any reference to a particular Law means such Law as amended, modified or supplemented (including all rules and regulations promulgated thereunder) and, unless otherwise provided, as in effect from time to time.

14.13 Expenses. Except as otherwise expressly provided herein, each Party shall pay its own expenses incident to this Agreement and the transactions contemplated herein.

14.14 No Set-Off. The obligations under this Agreement shall not be subject to set-off for non-performance or any monetary or non-monetary claim by any Party or any of their respective Affiliates under any other agreement between the Parties or any of their respective Affiliates.

14.15 Construction. This Agreement shall be construed as if jointly drafted by the Parties and no rule of construction or strict interpretation shall be applied against either Party. The Parties represent that this Agreement is entered into with full consideration of any and all rights which the Parties may have. The Parties have conducted such investigations they thought appropriate, and have consulted with such advisors as they deemed appropriate regarding this Agreement and their rights and asserted rights in connection therewith. The Parties are not relying upon any representations or statements made by the other Party, or such other Party’s employees, agents, representatives or attorneys, regarding this Agreement, except to the extent such representations are expressly set forth or incorporated in this Agreement. The Parties are not relying upon a legal duty, if one exists, on the part of the other Party (or such other Party’s employees, agents, representatives or attorneys) to disclose any information in connection with the execution of this Agreement or their preparation, it being expressly understood that neither Party shall ever assert any failure to disclose information on the part of the other Party as a ground for challenging this Agreement.

14.16 Relationship of the Parties. The relationship of the Parties to one another is that of independent contractors and no Party nor its agents or employees shall be considered employees or agents of another Party, unless specifically provided otherwise herein. This Agreement does not constitute and shall not be construed as constituting a partnership or joint venture or grant of a franchise between HD and LiveWire. Neither Party shall have the right to bind the other Party to any obligations to third parties, unless specifically provided otherwise herein.

14.17 Compliance with Laws. Each Party shall comply, at its own expense, with the provisions of all Laws applicable to the performance of its obligations under this Agreement.

14.18 Other Agreements. Except as expressly set forth herein, this Agreement is not intended to address, and should not be interpreted to address, the matters specifically and expressly covered by the Separation Agreement or the other Ancillary Agreements.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the Effective Date.

Harley-Davidson Motor Company Group, LLC

By:
Name:
Title:

LiveWire EV, LLC

By:
Name:
Title:

Annex L

TRANSITION SERVICES AGREEMENT

This TRANSITION SERVICES AGREEMENT (together with the schedules hereto, this “Agreement”), dated as of [ ☐ ], 2022 (“Effective Date”), by and between Harley-Davidson, Inc., a Wisconsin corporation (“Provider”), and LiveWire EV LLC, a Delaware limited liability company (“Recipient”). Each of Recipient and Provider is referred to herein as a “Party” and collectively as the “Parties”.

WITNESSETH

WHEREAS, Provider, acting together with its subsidiaries, currently conducts the Harley Business and the LiveWire Business;

WHEREAS, Provider and Recipient have entered into that certain Separation Agreement, dated as of the date hereof (the “Separation Agreement”), pursuant to which the Separation will be consummated; and

WHEREAS, following the Separation, the Parties have agreed that Provider, either through itself or through its Subsidiaries, will provide to Recipient and its Subsidiaries certain services on a transitional basis to allow Recipient the time to develop the capability to perform such services for itself or to outsource such services to a third-party service provider.

NOW, THEREFORE, in consideration of entering into the Separation Agreement, the covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions. For purposes of this Agreement, capitalized terms shall have the meaning set forth in the body of this Agreement or as set forth below in this Section 1.1. To the extent any capitalized terms are not defined herein, they shall have the meanings set forth in the Separation Agreement.

“Confidential Information” means all (i) non-public information and material of or held by a Party that the other Party obtains knowledge of or access to in connection with this Agreement; (ii) non-public Intellectual Property Rights of a Party; and (iii) non-public business and financial information of a Party, including but not limited to pricing, business plans, forecasts, revenues, expenses, earnings projections and sales data; provided, however, “Confidential Information” does not include information that: (a) is or becomes public knowledge without any action by, or involvement of, the receiving Party or its Affiliates or contractors; (b) is independently developed by a Party without reference or access to the Confidential Information of the other Party and is so documented; or (c) is obtained by a Party without restrictions on use or disclosure from a third party who did not receive it, directly or indirectly, from the other Party; provided that the exceptions set forth in clauses (b) and (c) above shall not apply with respect to Confidential Information of Recipient, to the extent the applicability of either exception is due to Provider owning and or operating the LiveWire Business prior to the Separation.

“Stranded Costs” means any direct out-of-pocket costs and expenses resulting from pre-existing obligations to third parties as a result of early termination of a Service by Recipient, to the extent that such costs or expenses (x) relate to the period between the effective date of an early termination of a Service and the date on which such Service had originally been scheduled to terminate, including all pre-existing payment obligations that relate to such period that cannot be terminated, and/or (y) relate to any penalties, fees or other costs or expenses paid to third parties which would not have been incurred but for the early termination or partial termination of such Service by Recipient.

“Tax Matters Agreement” means that certain Tax Matters Agreement to be entered into by and among HD and LW EV Holdings, Inc. and any other parties thereto (as amended, modified or restated from time to time).

ARTICLE 2

SERVICES

2.1 Provision of Services / Service Standards.

(a) Services. Subject to the terms and conditions of this Agreement, Provider agrees to provide, or cause to be provided through one or more of its Affiliates, the services described on Schedule A (each a “Service,” and collectively the “Services”) solely for purposes of the continued operation of the LiveWire Business by Recipient in the ordinary course, consistent with how such business was operated prior to the Effective Date. For the avoidance of doubt, any tasks necessary to accomplish the Services, even if such tasks are not expressly set forth in Schedule A, shall be deemed to be part of the “Services” to be performed by Provider pursuant to this Agreement, provided that such tasks are an inherent part of the Services described on Schedule A.

(b) Subcontractors. Provider may use subcontractors to perform all or any part of a Service hereunder, subject to Recipient’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, Recipient’s consent is not required for any subcontractor who (i) is an Affiliate of Provider, (ii) was used by Provider to provide the same or similar services prior to the Effective Date, or (iii) is engaged to provide the same or similar services to both Provider (or any of its Affiliates) and Recipient. Provider will remain fully responsible for the provision of the subcontracted Services in accordance with the terms of this Agreement.

(c) Excluded Services. Notwithstanding anything to the contrary in this Agreement, in no event shall Provider be required to provide any of the services listed on Schedule B (the “Excluded Services”).

(d) Project Managers. Each Party will appoint a project manager, who shall be responsible for all day-to-day matters arising hereunder, and who shall be the primary contact for the other Party for any issues arising hereunder (each a “Project Manager”). The Project Managers shall meet (in person or by telephone) at the request of either Project Manager, in order to ensure the provision of the Services in accordance with the terms hereof, as well as the orderly transition of those Services at the end of the applicable Service Term. Provider’s initial Project Manager shall be [ ☐ ] and Recipient’s initial Project Manager shall be [ ☐ ]; each Party may change its designated Project Manager upon notice to the other Party’s Project Manager.

(e) Required Consents. Provider shall use commercially reasonable efforts to obtain any third-party consents, approvals or amendments to Provider’s existing third-party agreements that are necessary to allow Provider to provide the Services to Recipient (the “Consents”). Recipient shall pay, or, at Provider’s request, reimburse Provider for, the cost of obtaining the Consents and any fees or charges associated with the Consents, including, but not limited to, any additional license, sublicense, access or transfer fees. Recipient acknowledges that there can be no assurance that Provider will be able to obtain the Consents. In the event that any Consents are not obtained, upon Recipient’s request, each of Provider and Recipient will work together in good faith to identify, and if commercially feasible, implement a work-around or other alternative arrangement for any affected Service(s), provided that (i) Recipient shall be responsible for all fees and costs associated with any such work-around or alternative arrangement, and (ii) Recipient acknowledges that any such work-around or alternative arrangement may adversely impact the Service Standards, and Provider shall not be liable for any breach of the Service Standards to the extent that it results from the adoption of any such work-around or alternative arrangement. If no commercially feasible alternative for a Service is available or capable of being reasonably implemented, Provider shall be relieved of its obligations to provide such Service.

(f) Cutover. Recipient shall be responsible for planning and preparing the transition to its own internal organization or other third-party service providers of the provision of each of the Services provided to it hereunder (the “Cutover”), and within thirty (30) days following the Effective Date, Recipient shall prepare a plan to effectuate such transition with sufficient lead time in order to achieve a timely Cutover (“Cutover Plan”). At Recipient’s request, Provider will reasonably assist Recipient with the initial development of the Cutover Plan, and will provide Recipient with all information reasonably requested by it in connection with the development and implementation of the Cutover Plan. The Cutover Plan shall, among other things, include the following: (i) the phases of migration of the Services from Provider to Recipient (or third-party providers); (ii) milestones, (iii) expected involvement of Provider, and (iv) contingencies. The Cutover Plan shall be subject to Provider’s review and approval, which approval shall not be unreasonably withheld, conditioned or delayed. Once the Cutover Plan has been mutually agreed, Recipient shall use commercially reasonable efforts to implement the Cutover Plan in accordance within the timelines therein. Provider shall reasonably cooperate and use commercially reasonable efforts to cause its third-party vendors to reasonably cooperate, at Recipient’s expense, in a timely implementation of the Cutover Plan; provided, however, Recipient shall only be required to reimburse Provider for out-of-pocket costs that Provider incurs in connection with the separation, extraction, and migration of Recipient data.

2.2 Omitted Services, Additional Services and Service Modifications.

(a) Changes. During the Term, the Parties may, in accordance with the procedures specified in this Section 2.2: (i) amend this Agreement to cover services that had been provided by Provider to Recipient in the one (1) year period prior to the Closing, but were omitted from Schedule A and that are not included in the Excluded Services (“Omitted Services”), (ii) amend this Agreement to cover additional services, other than Omitted Services (“Additional Services”), or (iii) amend the terms and conditions relating to the performance of a previously agreed-upon Service in order to reflect, among other things, new procedures or processes for providing such Service (a “Service Modification”); provided, however, notwithstanding anything to the contrary herein, in no event shall Provider be required to provide any Excluded Services.

(b) Omitted Services. In the event that Recipient identifies any Omitted Service that it wishes to have provided hereunder, it shall provide notice to Provider’s Project Manager, and the Project Managers will meet in person or by telephone no later than five (5) Business Days after delivery of the notice to confirm the scope of such Omitted Service, the term for which such Service will be provided, and the applicable Fees. The Parties shall then promptly, and in no event later than five (5) Business Days after the relevant meeting specified in the preceding sentence, negotiate in good faith the scope and duration thereof and the Service Fee therefor (which fees the Parties agree shall be calculated consistent with the same criteria used for determining the fees for the other Services and the historical fees charged or allocated to the LiveWire Business for such service) and amend Schedule A in accordance with Section 12.2 to include a description of the Omitted Service, the term for which such Service will be provided, and the applicable Fees. Such Omitted Service will thereafter be considered a Service hereunder.

(c) Service Modifications. In the event that either of the Parties desires a Service Modification or in the event that the Recipient desires to receive an Additional Service, the Party requesting the Service Modification or Additional Service will deliver a written description of the proposed Service Modification or Additional Service (a “Change Request”) to the other Party as follows: (i) in the case of a Change Request by Provider, to Recipient’s Project Manager; and (ii) in the case of a Change Request by Recipient, to Provider’s Project Manager.

(d) Meeting of the Parties. Unless the Party receiving the Change Request agrees to implement the Change Request as proposed, the Project Managers will meet in person or by telephone to discuss the Change Request no later than ten (10) Business Days after delivery of the Change Request to the other Party.

(e) Approval of Recipient Change Requests. All Recipient Change Requests must be approved by Provider’s Project Manager in writing before the Service Modification may be implemented or the Additional Service may be provided in accordance with Section 2.2(g) below, such approval not to be unreasonably withheld, conditioned, or delayed. For the purposes of the preceding sentence, the Parties agree that it is not unreasonable to: (i) withhold such consent to the extent that such proposed Service Modification would materially increase the resources required for Provider to provide the Services after giving effect to the Change Request, (ii) withhold such consent if Provider determines that it would have to hire any new resources in order to provide the Services following implementation of the Change, whether due to lack of available personnel, lack of expertise of existing available personnel, or otherwise, or (iii) condition such consent on Recipient agreeing to bear any increases in Provider’s cost of performance (including, if applicable, fully burdened costs of personnel) resulting from such Service Modification.

(f) Approval of Provider Change Requests. All Provider Change Requests must be approved by Recipient’s Project Manager in writing before the Service Modification may be implemented in accordance with Section 2.2(g) below. Such consent will not be unreasonably withheld, conditioned or delayed. For the purposes of the preceding sentence, the Parties agree that it is not unreasonable to: (i) withhold such consent to the extent that such proposed Service Modification would materially adversely affect Provider’s performance of the Services after giving effect to the Change Request, (ii) condition such consent on Provider agreeing not to pass to Recipient any increases in Provider’s cost of performance resulting from such Service Modification, or (iii) condition such consent on Provider agreeing to reimburse Recipient for any costs incurred by Recipient to implement or accommodate such Service Modification in order to continue to receive the Services.

(g) Implementation of Approved Change. If a Change Request is approved in accordance with this Section 2.2, Schedule A will be amended in accordance with Section 12.2 to reflect the implementation of the Change Request and any other agreed-upon terms or conditions relating to the Service Modification or Additional Service.

ARTICLE 3

SERVICE STANDARDS

3.1 Service Quality. Provider shall provide, or cause to be provided, the Services with a degree of care, quality, priority, timeliness, and skill that is substantially consistent with its past practice in performing the Services for itself and/or the LiveWire Business during the one (1) year period prior to the Closing, but if Provider hereafter improves the standard of service for itself and its other businesses, then Provider will provide the Services in a manner that is substantially consistent with such improved standards (the “Service Standards”). For the avoidance of doubt, nothing herein shall be construed to require Provider to maintain the employment of any particular individual(s), or any number of individual(s), and Provider shall be free to hire and terminate its personnel and its contractors in its sole and absolute discretion.

3.2 Maintenance. Notwithstanding anything to the contrary in Section 3.1, Provider shall have the right to shut down its facilities and/or systems used in providing the Services in accordance with scheduled maintenance windows that have been set by Provider and communicated in advance to Recipient’s Project Manager provided, however, that Provider shall not shut down any such facilities and/or systems during critical operating periods. The scheduled maintenance windows shall always be planned to be performed outside customary business hours, or if not possible, be planned so that such shut down shall not materially and adversely affect Recipient’s operations. In the event maintenance is nonscheduled, Provider shall, whenever possible notify Recipient twenty-four (24) hours in advance. Unless not feasible under the circumstances, this notice shall be given in writing or by email to Recipient’s Project Manager. Where written notice is not feasible, Provider shall give prompt oral notice, which notice shall be promptly confirmed in writing by Provider. Provider shall be relieved of its obligations to provide Services only for the period of time that its facilities are so shut down but shall use commercially reasonable efforts to minimize each period of shutdown for such purpose and to schedule such shutdown so as not to inconvenience or disrupt the conduct of the LiveWire Business by Recipient.

ARTICLE 4

FEES AND PAYMENT

4.1 Fees. Recipient shall pay to Provider the fees set forth in Schedule A for each Service provided to Recipient hereunder (the “Fees”). In addition, without duplication of any expenses included in the Fees, Recipient shall reimburse Provider for all reasonable out-of-pocket fees, costs and expenses that were incurred by Provider to provide the Services (any shared costs and expenses being reasonably allocated), and without an additional mark-up (“Expenses”).

4.2 Payment Terms.

(a) Invoices and Payment. Except as otherwise set forth in Schedule A with respect to any Service, promptly following the end of each calendar month during the Term, Provider shall deliver to Recipient an invoice setting forth the Fees and Expenses for the Services provided by Provider during the prior month. Subject to Section 4.2(b), Recipient shall pay all invoiced amounts within thirty (30) days of receipt of the invoice. All payments under this Agreement shall be made by electronic funds transfer of immediately available funds to the bank account specified by the Party receiving the payment.

(b) Dispute Resolution. In the event that Recipient disputes in good faith the accuracy of any portion of an invoice, Recipient shall deliver to the Provider Project Manager notice of the dispute (which shall constitute an “Initial Notice” for purposes of the dispute resolution provisions incorporated by reference herein pursuant to ARTICLE 11), along with a reasonably detailed explanation of the basis of the dispute, on or prior to the applicable due date, and shall pay all undisputed portions of the applicable invoice in a timely manner in accordance with Section 4.2(a). The Project Managers shall attempt to resolve the dispute in a prompt manner. If the Project Managers are unable to resolve the dispute within ten (10) days from the date of the Initial Notice, either Party may, upon notice to the other Party, escalate the dispute to their senior executives, and thereafter, the dispute shall be resolved in accordance with ARTICLE 11 hereof. Payment of any amounts not disputed within the timeframe specified in the foregoing will waive Recipient’s right to withhold such amounts from future invoice payments (unless otherwise agreed by the Parties in connection with the resolution of a dispute) but will not constitute a waiver of any right to subsequently dispute an invoice.

(c) Late Payment Charge. Except as expressly provided to the contrary in this Agreement, any amount not paid when due pursuant to this Agreement (and any amount billed or otherwise invoiced or demanded and properly payable that is not paid within thirty (30) days of such bill, invoice or other demand) shall bear interest at a rate per annum equal to the Prime Rate, from time to time in effect, plus two percent (2%), calculated for the actual number of days elapsed, accrued from the date on which such payment was due up to the date of the actual receipt of payment.

4.3 Taxes. All sums payable under this Agreement are exclusive of value added tax, sales taxes and similar taxes (“Indirect Taxes”), that may be levied in any jurisdiction which shall (if and to the extent applicable with respect to a Service and properly invoiced) be payable by Recipient. Each invoice provided under Section 4.2(a) shall properly reflect such Indirect Taxes, and if applicable, such information reasonably required for Recipient to obtain a refund, credit or offset of such Indirect Taxes in accordance with applicable Law. Subject to the Tax Matters Agreement, each of Provider and Recipient shall be liable for its own income taxes, franchise or similar taxes as well as any payroll, national insurance, social security or similar taxes in respect of any service provider.

If any taxes are required to be deducted or withheld from any payments made by one Party (the “Payor”) to another Party (the “Payee”) hereunder then such Payor shall withhold or deduct the required amount and promptly pay such taxes to the applicable tax authority and any such amounts shall be deemed to have been paid hereunder. Payor and Payee shall make reasonable efforts to cooperate to the extent necessary to obtain any exemption relating to, or reduced rate of, deduction or withholding for or on account of tax, including making applicable double taxation treaty clearance applications.

ARTICLE 5

TERM AND TERMINATION

5.1 Term. This Agreement is effective as of the Effective Date and shall continue until the termination or expiration of all Services (the “Term”).

5.2 Service Terms; Extensions. The term for each Service is specified for that Service on Schedule A (each a “Service Term”). Unless extended pursuant to this Section 5.2, no Service Term shall exceed twelve (12) months. Upon notice from Recipient to Provider at least forty-five (45) days prior to the expiration of a Service Term, Recipient may extend the Service Term for the applicable Service for up to six (6) additional months (or such shorter time as may be set forth on Schedule A); provided that (i) in the event that the Service to be extended is contingent upon the provision of any other Services, all such inter-dependent Services must be extended, and (ii) Recipient shall be required to pay any additional fees or costs (including retention costs, if applicable) identified by Provider within thirty (30) days of Recipient’s request for an extension in order to extend the Service Term for the applicable Service(s), and Recipient shall have five (5) days from receipt of such cost to withdraw its extension request. Any additional extensions of a Service Term shall be subject to the Parties’ mutual written agreement.

5.3 Early Termination. Except as otherwise set forth in Schedule A with respect to any Service, Recipient may terminate this Agreement in respect of any or all of the Services provided to Recipient by Provider by providing a minimum of forty-five (45) days prior written notice to Provider, or such longer period as may be set forth on Schedule A with respect to a particular Service (an “Early Termination Notice”); provided, however, Recipient may not terminate a particular Service if such Service is interdependent with other Services, unless all such interdependent Services are simultaneously terminated. Recipient shall reimburse Provider for all Stranded Costs associated with the early termination of a Service; provided that Provider shall provide a list of interdependent Services and its reasonable best estimate of Stranded Costs with respect to a terminated Service within thirty (30) days of receipt of Recipient’s termination notice for such Service, and Recipient shall have five (5) days from receipt of such list and estimate to withdraw its termination request.

5.4 Termination for Default.

(a) Termination for Non-Payment. Provider may terminate this Agreement, with respect to all or any applicable the Services it provides hereunder, if Recipient fails to pay undisputed amounts due in accordance with ARTICLE 4, and Recipient fails to cure such payment default within thirty (30) days of receipt of notice of the payment default from Provider.

(b) Termination for Material Breach. Recipient may terminate this Agreement, with respect to all or any applicable Services it receives hereunder, if Provider is in material breach of its obligations relating to the provision of Services hereunder, and Provider fails to cure such material breach within thirty (30) days of receipt of notice of such material breach from Recipient.

5.5 Effect of Termination.

(a) Upon the expiration or termination of this Agreement or the termination of the provision of any Services hereunder, Recipient shall pay all costs and other sums owed to Provider for the terminated Services prior to termination (together with applicable amounts payable as a result of early termination as specified in Section 5.3, including Stranded Costs, if any) on the payment terms set forth in Section 4.2. Unless Recipient is in default of its payment obligations hereunder, Provider will provide such cooperation as may reasonably be requested by Recipient, in order to transition the terminated Services to Recipient or a third party service provider (“Termination Services”). Recipient will pay Provider Fees for the Termination Services calculated in the same manner as the Fees for other Services, and, without duplication, will reimburse Provider for all Expenses incurred in connection with the Termination Services. Such Expenses will be invoiced and payable in the same manner as set forth for Expenses in Section 4.1 above.

(b) The provisions of ARTICLE 1, ARTICLE 4, Section 5.5, ARTICLE 7, ARTICLE 8, ARTICLE 10 (for two years only), ARTICLE 11 and ARTICLE 12 shall survive the expiration or the termination of this Agreement. The remaining provisions shall survive to the extent such provisions are applicable to any amounts due for Services provided prior to termination or expiration, or are applicable to any Termination Services (including payment therefor).

ARTICLE 6

COOPERATION AND ACCESS

6.1 Cooperation by Recipient. Subject to the terms and conditions set forth in this Agreement, Recipient shall use commercially reasonable efforts to make available, as reasonably requested by Provider, sufficient resources and timely decisions, approvals and acceptances in order that Provider may accomplish its obligations under this Agreement in a timely and efficient manner.

6.2 Access to Premises and Systems. Each Party agrees that it shall, without charge, provide such reasonable access to its premises, personnel and/or computer systems or information stores, and such reasonable assistance, as may be required to the other Party for the other Party to perform their obligations or receive the Services under this Agreement. Unless otherwise agreed to in writing by the Parties, each Party will: (i) use the premises, computer systems and information stores of the other Party solely for the purpose of providing or receiving the Services; (ii) limit such access to those of its representatives with a bona fide need to have such access in connection with the Services and who, if required by the provisions of this Agreement, have been duly approved to have such access, and (iii) comply, and cause its employees, subcontractors and third-party providers to comply, with all policies and procedures governing access to and use of such premises, computer systems and/or information stores made known to such Party in advance. All user identification numbers and passwords disclosed by a Party to the other Party and any information obtained by either Party as a result of such Party’s access to and use of the other Party’s computer systems shall be deemed to be, and treated as, Confidential Information of the disclosing Party hereunder in accordance with the provisions set forth in ARTICLE 10, with the same degree of care as such receiving Party uses for its own information of a similar nature, but in no event a lower standard than a reasonable standard of care. The Parties shall cooperate in the investigation of any apparent unauthorized access to any premises, computer system and/or information stores of any Party. These provisions concerning access to premises, personnel and/or computer systems or information stores shall apply equally to any access and use by a Party of the other Party’s electronic mail system, electronic switched network, either directly or via a direct inward service access or calling card feature, data network or any other property, equipment or service of the other Party, and any software that may be accessible by either Party in connection with this Agreement.

6.3 Compliance with Third Party Vendor Agreements. Recipient shall comply with the terms of all third-party vendor agreements used by Provider in providing the Services, to the extent that Recipient has been notified of the applicable terms.

ARTICLE 7

INTELLECTUAL PROPERTY

7.1 Ownership of Business Records and Information. Recipient shall own all Business Records and Information to the extent related to LiveWire Business generated under this Agreement to the extent permitted by applicable Law (collectively, “Recipient Data”). Provider, on behalf of its Affiliates, hereby assigns to Recipient all Recipient Data.

7.2 Ownership of Intellectual Property Rights. Except as otherwise expressly set forth herein, as between the Parties, each Party shall each remain the exclusive owner of all right, title and interest throughout the world in and to its Intellectual Property Rights, whether provided to one another in the performance or receipt of the Services, or in any other context given the relationships of the Parties under this Agreement. Without limiting the foregoing and for the avoidance of doubt, ownership of any Intellectual Property Right that is developed or generated after the Effective Date in connection with the provision of any Service will vest, as between the Parties, in Provider; provided that any Intellectual Property Rights (i) that are exclusively used or held for use in connection with the LiveWire Business, or (ii) generated by Recipient’s use of a Service in the ordinary course of operating the LiveWire Business (e.g., copyrights in reports, documents or data generated through Recipient’s use of a Service) will vest, as between the Parties, in Recipient.

7.3 License to Recipient. Provider hereby grants to Recipient a perpetual, worldwide, royalty-free, fully paid-up, non-exclusive license, with a right of sublicense, to use Provider’s Intellectual Property Rights that are developed in Provider’s performance of engineering Services for the purpose of operating the LiveWire Business. The foregoing license is transferable solely to a Person in connection with a transfer of all or substantially all of the LiveWire Business to such Person (whether by merger, consolidation, sale of assets, sale or exchange of stock, by operation of law or otherwise).

7.4 No Implied License. Each Party acknowledges that except as expressly set forth in Section 7.3, no license or conveyance of any rights to any Intellectual Property Rights is granted to the receiving Party by the disclosure of Confidential Information pursuant to this Agreement. Except as otherwise provided in the Separation Agreement or this Agreement, Recipient further acknowledges that it will acquire no right, title or interest (including any license rights or rights of use) in any firmware or software, and the licenses therefor which are owned by Provider by reason of Provider’s provision of the Services provided hereunder.

ARTICLE 8

NO WARRANTIES; LIMITATION OF LIABILITY

8.1 No Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, BUT WITHOUT LIMITING ANY REPRESENTATIONS OR WARRANTIES IN THE SEPARATION AGREEMENT, (A) ALL SERVICES ARE PROVIDED “AS IS,” AND (B) PROVIDER MAKES NO REPRESENTATION OR WARRANTY IN CONNECTION WITH THE SUBJECT MATTER OF THIS AGREEMENT AND HEREBY DISCLAIMS ANY AND ALL IMPLIED OR STATUTORY WARRANTIES, INCLUDING ALL IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, NON-INFRINGEMENT AND FITNESS FOR A PARTICULAR PURPOSE REGARDING SUCH SUBJECT MATTER. To the extent that Provider may not as a matter of applicable Law disclaim any implied warranty, the scope and duration of such warranty will be the minimum permitted under such law.

8.2 General Indemnification. Each Party shall indemnify, defend and hold harmless the other Party, its Affiliates and its and their respective officers, directors, employees and representatives (“Indemnitees”) from and against any and all liabilities, losses, costs, damages, fines, assessments, penalties and expenses (including reasonable attorneys’ fees and expenses) incurred by such Indemnitees in connection with any third-party claim (“Claims”) arising from or relating to the indemnifying Party’s fraud, gross negligence or willful misconduct in connection with this Agreement.

8.3 Indemnity Procedures. If any claim or action is asserted that would entitle an Indemnitee to indemnification pursuant to Section 8.2 (a “Proceeding”), the Party seeking indemnification will give written notice thereof to the Party from which indemnification is sought promptly; provided, however, that the failure of the indemnified Party to give timely notice hereunder will not affect rights to indemnification hereunder, except to the extent that the indemnifying Party demonstrates actual damage caused by such failure. The indemnifying Party may elect to direct the defense or settlement of any Proceeding by giving written notice to the indemnified Party, which election will be effective immediately upon the indemnified Party’s receipt of such written notice. The indemnifying Party will have the right to employ counsel reasonably acceptable to the indemnified Party to defend any Proceeding, or to compromise, settle or otherwise dispose of the same, if the indemnifying Party deems it advisable to do so, all at the expense of the indemnifying Party; provided that the indemnifying Party will not settle, or consent to any entry of judgment in, any Proceeding without obtaining either: (a) an unconditional release of the indemnified Party (and their Affiliates and each of their respective officers, directors, employees and agents) from all liability with respect to all claims underlying such Proceeding; or (b) the prior written consent of the indemnified Party. The indemnified Party will not settle or consent to any entry of judgment, in any Proceeding without obtaining the prior written consent of the indemnifying Party (such consent not to be unreasonably withheld, delayed or conditioned). The Parties will fully cooperate with each other in any Proceeding and will make available to each other any books or records useful for the defense of any such Proceeding.

8.4 Limitation of Liability and Damages. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, EXCEPT FOR DAMAGES ARISING FROM A PARTY’S FRAUD, GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, (A) NEITHER PARTY, NOR ITS AFFILIATES, CONTRACTORS, SUPPLIERS OR AGENTS, SHALL HAVE ANY LIABILITY HEREUNDER FOR, AND DAMAGES SHALL NOT INCLUDE, ANY PUNITIVE, INCIDENTAL, CONSEQUENTIAL, SPECIAL OR INDIRECT DAMAGES, OR DAMAGES CALCULATED BASED UPON LOST PROFITS, LOSS IN VALUE OR MULTIPLE OF EARNINGS, AND ANY CLAIM OR CAUSE OF ACTION REQUESTING OR CLAIMING SUCH DAMAGES IS SPECIFICALLY WAIVED AND BARRED, WHETHER OR NOT SUCH DAMAGES WERE FORESEEABLE OR A PARTY WAS NOTIFIED IN ADVANCE OF THE POSSIBILITY OF SUCH DAMAGES; AND (B) THE AGGREGATE LIABILITY OF HD, ITS AFFILIATES, CONTRACTORS, SUPPLIERS AND AGENTS IN CONNECTION WITH THIS AGREEMENT OR THE SERVICES SHALL NOT EXCEED TWO MILLION DOLLARS ($2,000,000).

ARTICLE 9

FORCE MAJEURE

In case a Party shall be hindered, delayed or prevented from performing its obligations under this Agreement (other than its payment obligation), or if such performance is rendered impossible by reason of fire, explosion, earthquake, storm, flood, drought, embargo, pandemic, epidemic, quarantine, lock-down order, wars or other hostilities, strike, lockout or other labor disturbance, mechanical breakdown, governmental action, or any other event that is beyond the reasonable control of, and not caused by, a Party (a “Force Majeure Event”), then the Party so hindered, delayed or prevented shall not be liable to the other Party for the resulting delay or failure to carry out its obligations hereunder; provided that the affected Party (i) promptly notifies the other Party, either orally or in writing, upon learning of the occurrence of such Force Majeure Event, (ii) uses commercially reasonable efforts to remove such Force Majeure Event as soon as and to the extent reasonably possible and, in any event, will treat the Recipient the same as any other internal or external service recipient of the affected Services, if any, and (iii) will, upon the cessation of the Force Majeure Event, use commercially reasonable efforts to resume its performance with the least possible delay. Notwithstanding the foregoing, and notwithstanding anything to the contrary in this Agreement, Recipient shall not be required to pay for the affected Services during the pendency of a Force Majeure Event. If any Services are interrupted or suspended for more than ten (10) consecutive days, Recipient may immediately terminate the affected Services upon written notice to Provider, without the payment of any Stranded Costs.

ARTICLE 10

CONFIDENTIALITY

10.1 Confidentiality. Each of the Parties agrees that any Confidential Information of the other Party received in the course of performance under this Agreement shall be kept strictly confidential by the Parties, except that Provider may disclose Recipient’s Confidential Information for the sole purpose of providing Services pursuant to this Agreement to any Affiliate of Provider or to third parties that provide such Services in accordance with the terms of this Agreement; provided, that Provider shall ensure that any such Affiliate or third party is bound by obligations of confidentiality at least as strict as those contained herein. Provider shall be responsible for any such Affiliate or third party keeping confidential such Confidential Information of Recipient. The Party receiving Confidential Information further agrees (i) not to use the disclosing Party’s Confidential Information except as necessary to perform its obligations under this Agreement, and (ii) to take the same care with the disclosing Party’s Confidential Information as it does with its own, but in no event less than a reasonable degree of care. Upon the termination or expiration of this Agreement, each Party shall return to the other Party or destroy all of such other Party’s Confidential Information. Each of the Parties shall treat the terms of this Agreement as if they were the Confidential Information of the other Party and shall not disclose the terms of this Agreement without the other Party’s prior written consent, except as required by applicable Law, by the rules of any national stock exchange with respect to a Party’s publicly-traded securities or as otherwise permitted under this Agreement.

10.2 Government Order. If the receiving Party is requested to disclose any of the disclosing Party’s Confidential Information pursuant to any judicial or governmental order, the receiving Party will promptly notify the disclosing Party of such order so that the disclosing Party, in its sole discretion, may seek an appropriate protective order and/or take any other action to prevent or minimize the breadth of such disclosure.

ARTICLE 11

DISPUTE RESOLUTION

11.1 Consent to Jurisdiction. This Agreement, together with any Action, dispute, remedy or other proceeding arising from or relating to this Agreement or the transactions contemplated hereby or any relief or remedies sought by any Parties hereto (whether in contract, tort or statute), and the rights and obligations of the parties hereunder, shall be governed by and construed in accordance with the laws of the State of Delaware for contracts made and to be fully performed in such state, without giving effect to any conflicts of laws rules, principles or regulations that would require the application of the laws of another jurisdiction. The state and federal courts located within the State of Delaware (the “Chosen Courts”) shall have exclusive jurisdiction over any and all disputes between the parties hereto, whether in law or in equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the parties hereto consent to and agree to subject to the exclusive jurisdiction of such Chosen Courts.

11.2 WAIVER OF JURY TRIAL. THE PARTIES HEREBY WAIVE TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, AND SHALL NOT ASSERT IN ANY SUCH DISPUTE, ANY CLAIM THAT: (A) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS; (B) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS; OR (C) ANY ACTION OR OTHER PROCEEDING COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM. THE MAILING OF PROCESS OF OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 12.6 (OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW) SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER PROVIDED HEREIN. THE PARTIES HEREBY IRREVOCABLY WAIVE ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

ARTICLE 12

MISCELLANEOUS PROVISIONS

12.1 Corporate Power.

(a) Provider represents on behalf of itself and its Affiliates, and Recipient represents on behalf of itself and each other member of its Affiliates, as follows:

(i) each such Person has the requisite public limited company, public limited liability company or other power and authority and has taken all public limited company, public limited liability company or other action necessary in order to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby; and

(ii) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms hereof.

(b) Each Party acknowledges that it and each other Party may execute this Agreement by facsimile, stamp or mechanical signature. Each Party expressly adopts and confirms each such facsimile, stamp or mechanical signature made in its respective name as if it were a manual signature, agrees that it shall not assert that any such signature is not adequate to bind such Party to the same extent as if it were signed manually and agrees that at the reasonable request of any other Party at any time it shall as promptly as reasonably practicable cause this Agreement to be manually executed (any such execution to be as of the date of the initial date thereof).

12.2 Modification or Amendments. Subject to the provisions of applicable Law, and except as otherwise provided in this Agreement, this Agreement may be amended, modified or supplemented only by written instrument signed by the authorized representative of the Party against whom it sought to enforce such waiver, amendment, supplement or modification is sought to be enforced.

12.3 Waivers of Default. Waiver by a Party of any default by the other Party of any provision of this Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default, nor shall it prejudice the rights of the other Party. No failure or delay by a Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege.

12.4 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

12.5 Governing Law. This Agreement (and any claims or disputes arising out of or related hereto or to the transactions contemplated hereby or to the inducement of any Party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware, irrespective of the choice of laws principles of the State of Delaware, including all matters of validity, construction, effect, enforceability, performance and remedies.

12.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid or by prepaid overnight courier (providing written proof of delivery), or by confirmed facsimile transmission or electronic mail (with confirmed receipt), addressed as follows:

Any notices to be delivered to

(a)	Provider shall be addressed as follows:

c/o Harley-Davidson

3700 West Juneau Avenue

Milwaukee, WI 53208

Attention:         Paul Krause

Email:              paul.krause@harley-davidson.com;

    H-DGeneralCounsel@harley-davidson.com

with a copy to (for information purposes only):

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, IL 60611

Attention: Ryan Maierson

Email: ryan.maierson@lw.com

Attention: Jason Morelli

Email: jason.morelli@lw.com

(b)	Recipient shall be addressed as follows:

LiveWire

3700 West Juneau Avenue

Milwaukee, WI 53208

Attention:         Paul Krause

Email:              paul.krause@harley-davidson.com;

  H-DGeneralCounsel@harley-davidson.com

with a copy to (for information purposes only):

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, IL 60611

Attention: Ryan Maierson

Email: ryan.maierson@lw.com

Attention: Jason Morelli

Email: jason.morelli@lw.com

or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above.

12.7 Entire Agreement. This Agreement (including any annexes hereto), together with the Separation Agreement and the other Ancillary Agreements constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof. From and after the effective date of the Tax Matters Agreement, in the event of any conflict between the provisions of this Agreement and the Tax Matters Agreement, the provisions of the Tax Matters Agreement shall control.

12.8 No Third-Party Beneficiaries. The provisions of this Agreement are solely for the benefit of the Parties and are not intended to confer upon any Person (including, without limitation, any shareholders of Provider or shareholders of Recipient) except the Parties hereto any rights or remedies hereunder. There are no third-party beneficiaries of this Agreement, and this Agreement shall not provide any third Person (including, without limitation, any shareholders of Provider or shareholders of Recipient) with any remedy, claim, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

12.9 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

12.10 Interpretation. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Schedule, Exhibit or Annex, such reference shall be to a Section of, Schedule to, Exhibit to or Annex to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” For purposes of this Agreement, whenever the context requires the singular number shall include the plural, and vice versa. All references in this Agreement to “$” are intended to refer to United States dollars and all references to “EUR” are to the lawful currency of the European Union. Any reference to a particular Law means such Law as amended, modified or supplemented (including all rules and regulations promulgated thereunder) and, unless otherwise provided, as in effect from time to time.

12.11 Expenses. Except as otherwise expressly provided herein, each Party shall pay its own expenses incident to this Agreement and the transactions contemplated herein.

12.12 No Set-Off. The obligations under this Agreement shall not be subject to set-off for non-performance or any monetary or non-monetary claim by any Party or any of their respective Affiliates under any other agreement between the Parties or any of their respective Affiliates.

12.13 Specific Performance; Other Equitable Relief. Subject to ARTICLE 11, the Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the specific terms hereof or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions or other equitable relief to remedy breaches or prevent anticipated breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (without necessity of posting bond or other security (any requirements therefor being expressly waived)), this being in addition to any other remedy to which they are entitled at Law or in equity.

12.14 Construction. This Agreement shall be construed as if jointly drafted by the Parties and no rule of construction or strict interpretation shall be applied against either Party. The Parties represent that this Agreement is entered into with full consideration of any and all rights which the Parties may have. The Parties have conducted such investigations they thought appropriate, and have consulted with such advisors as they deemed appropriate regarding this Agreement and their rights and asserted rights in connection therewith. The Parties are not relying upon any representations or statements made by the other Party, or such other Party’s employees, agents, representatives or attorneys, regarding this Agreement, except to the extent such representations are expressly set forth or incorporated in this Agreement. The Parties are not relying upon a legal duty, if one exists, on the part of the other Party (or such other Party’s employees, agents, representatives or attorneys) to disclose any information in connection with the execution of this Agreement or their preparation, it being expressly understood that neither Party shall ever assert any failure to disclose information on the part of the other Party as a ground for challenging this Agreement.

12.15 Assignment; Successors and Assigns. Neither this Agreement nor the rights or obligations hereunder shall be assignable by either Party, by operation of law or otherwise, without the prior written consent of the other Party, and any purported assignment or delegation in violation of this paragraph shall be null and void; provided, however, that (a) either Party may, without the consent of any other Party, assign any or all of its rights and interests, and delegate any or all of its obligations, to an Affiliate, provided that no such assignment or delegation shall relieve the assigning or delegating Party of its obligation to ensure performance by such Affiliate of its delegated obligations, (b) nothing in this Section 12.15 will restrict Provider from subcontracting the provision of Services to an Affiliate or to any third parties to the extent such third parties are used to provide such Services or similar services to other businesses of Provider and its Affiliates, and (c) a Party may assign, in whole or in part, its applicable rights, obligations and interests to a third party hereunder in conjunction with (i) the change in control of such Party, (ii) the sale of all or substantially all of the assets of such Party, or (iii) the sale or divestiture of any of the product lines, operating units, subsidiaries or business divisions of such Party, provided that (x) such assigning Party shall remain responsible for all liability of such Party accrued hereunder as of the date of such assignment, (y) the assignee agrees in writing to assume all applicable obligations of the assigning Party accruing hereunder after such assignment (whereupon the assigning Party will be relieved of all liability and obligations hereunder to the extent accruing after such assignment), and (z) as of the date of such assignment, such assignee has commercially reasonably financial wherewithal to assume all applicable obligations. Subject to the foregoing, this Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective successors and assigns.

12.16 Conflict. In case of conflict between the terms and conditions of the body of this Agreement and any schedule hereto, unless such schedule explicitly states the Parties’ intention to deviate from the terms and conditions of the body of this Agreement, the terms and conditions of the body Agreement shall control and govern.

12.17 Relationship of the Parties. The relationship of the Parties to each other is that of independent contractors and neither Party nor its agents or employees shall be considered employees or agents of the other Party. This Agreement does not constitute and shall not be construed as constituting a partnership or joint venture or grant of a franchise between the Parties. Neither Party shall have the right to bind the other Party to any obligations to third parties.

12.18 Performance. Each Party shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary or Affiliate of such Party.

12.19 Compliance with Laws. Each Party shall comply, at its own expense, with the provisions of all Laws applicable to the performance of its obligations under this Agreement.

12.20 Other Agreements. Except as expressly set forth herein, this Agreement is not intended to address, and should not be interpreted to address, the matters specifically and expressly covered by the Separation Agreement or the other Ancillary Agreements.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the Effective Date.

PROVIDER:

Harley-Davidson, Inc.

By:
Name:
Title:

RECIPIENT:

LiveWire EV LLC

By:
Name:
Title:

[Signature Page to Transition Services Agreement]

Annex M

MASTER SERVICES AGREEMENT

This Master Services Agreement (together with the Exhibits and Statements of Work hereto, the “Agreement”), effective as of [ ☐ ], 2022 (the “Effective Date”), is entered by and between Harley-Davidson, Inc., a Wisconsin corporation (“HD”), and LiveWire EV, LLC, a Delaware limited liability company (“LiveWire”). Each of HD and LiveWire is referred to herein individually as a “Party” and together as the “Parties.”

RECITALS

WHEREAS, HD, acting together with its subsidiaries, historically conducted the Harley Business and the LiveWire Business;

WHEREAS, the Parties entered into that certain Separation Agreement effective as of the date hereof (the “Separation Agreement”), pursuant to which the LiveWire Business was separated from the Harley Business and transferred to LiveWire; and

WHEREAS, following the Separation Time, and subject to the terms and conditions of this Agreement, LiveWire wishes, from time to time, to engage HD to provide certain services, including, but not exclusive of, testing services, virtual test and development services, product regulatory support services, color, materials, finishes and graphics services, and engineering paint implementation services as further set forth in this Agreement, and HD wishes to provide such services to LiveWire, each on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1 Definitions. As used in this Agreement, capitalized terms shall have the meaning set forth in this Section 1.1 or elsewhere in the body of this Agreement. To the extent any capitalized terms are not defined herein, they shall have the meanings set forth in the Separation Agreement.

“Affiliate” means any entity that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such legal entity. For the purpose of this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any legal entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such legal entity, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise. It is expressly agreed that for purposes of this Agreement, from and after the Separation Time, (a) no member of the HD Group shall be deemed to be an Affiliate of any member of the LiveWire Group, (b) no member of the LiveWire Group shall be deemed to be an Affiliate of any member of the HD Group and (c) no joint venture formed after the Separation Time solely between one or more members of the HD Group, on the one hand, and one or more members of the LiveWire Group, on the other hand, shall be deemed to be an Affiliate of, or owned or controlled by, any member of the HD Group or the LiveWire Group for the purposes of this Agreement.

“Background IP” means, with respect to a Party, Intellectual Property (a) owned by such Party as of the Effective Date, or (b) that such Party acquires ownership of following the Effective Date and that either (i) is conceived, developed, discovered or authored solely by such Party, or (ii) is acquired by such Party from a third-party, in each case independently of this Agreement.

“Change of Control Event” means (a) the sale of all or substantially all of the assets of LiveWire, or (b) a sale of equity interests, merger, consolidation, recapitalization or reorganization of LiveWire, unless the Control of LiveWire after such sale of equity interests, merger, consolidation, recapitalization or reorganization are beneficially owned, directly or indirectly, by the persons who beneficially owned LiveWire’s Control prior to such transaction.

“Confidential Information” means (a) non-public information and material of a Party or its Affiliates (and of companies with which such Party has entered into confidentiality agreements) that the other Party obtains knowledge of or access to in connection with this Agreement; (b) non-public Intellectual Property of a Party; and (c) business and financial information of a Party, including but not limited to pricing, business plans, forecasts, revenues, expenses, earnings projections, sales data and any and all other non-public financial information; provided, however, “Confidential Information” does not include information that: (i) is or becomes public knowledge without any action by, or involvement of, the a Party or its Affiliates or contractors; (ii) is independently developed by a Party without reference or access to the Confidential Information of the other Party and is so documented; or (iii) is already in the Recipient’s possession on a non-confidential basis at the time of disclosure thereof; provided that the exceptions set forth in clauses (ii) and (iii) above shall not apply with respect to Confidential Information of LiveWire, to the extent the applicability of either exception is due to HD owning and or operating the LiveWire Business prior to the Separation Time.

“Control” means ownership of fifty percent (50%) or more of the share capital or voting stock of a company, enterprise or other legal entity or the power to appoint the majority of board members, the general manager, factory chief or other principal person in charge of a company, enterprise or other legal entity, or the power to direct otherwise the management or policies of a company, enterprise or other legal entity.

“Deliverables” means the items, including without limitation any and all finished or draft documents, works in progress, reports, analyses, test results, files, process maps, field data, notes, plans, metrics, designs, drawings, specifications, commercial goods or equipment, computer data and computer programming (including all source code), any other data, inventions, discoveries, improvements, customizations, configurations, interfaces, enhancements, modifications, patentable subject matter, writings, works of authorship, copyrightable subject matter, ideas, concepts, information, techniques, know-how and show-how, whether or not patentable, copyrightable or otherwise legally protectable, specified in a Statement of Work as required to result from the applicable Service, together with all Intellectual Property rights therein.

“HD Personnel” means all employees and third party contractors engaged by HD to provide the Services from time to time.

“Improvements” means all modifications, enhancements, derivative works and improvements of Intellectual Property.

“Intellectual Property” means all intellectual property rights in any and all jurisdictions throughout the world, including without limitation domestic and foreign patents, copyrights, mask works, designs, trade secrets, and any other intellectual property rights in technologies, software, know-how, inventions, data, methods, processes and other confidential or proprietary information.

“Product Plan” means a written plan setting forth the scheduled, planned and evaluated projects for LiveWire products and the specific timelines for segments of each such project, as may be periodically updated by LiveWire and reviewed by HD in accordance with each Statement of Work.

“Specifications” means any functional, technical and/or design specifications for the Deliverables or Services as set forth in, or provided by LiveWire to HD in writing pursuant to the terms of, the applicable Statement of Work.

“Tax Matters Agreement” means that certain Tax Matters Agreement to be entered into by and among HD and LW EV Holdings, Inc. and any other parties thereto (as amended, modified or restated from time to time).

Section 1.2 Interpretation. The headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” For purposes of this Agreement, whenever the context requires the singular number shall include the plural, and vice versa. All references in this Agreement to “$” are intended to refer to United States dollars. Any reference to a particular law means such law as amended, modified or supplemented (including all rules and regulations promulgated thereunder) and, unless otherwise provided, as in effect from time to time.

ARTICLE II

SERVICES

Section 2.1 Services. Subject to the terms of this Agreement, HD shall provide to LiveWire (a) the system component and full vehicle testing services as further described and under the terms and conditions set forth on Exhibit A attached hereto (“Testing Services”), (b) the virtual testing and development services as further described and under the terms and conditions set forth on Exhibit B attached hereto (“Virtual Testing Services”), (c) the product regulatory support services as further described and under the terms and conditions set forth on Exhibit C attached hereto (“Product Regulatory Support Services”), (d) the color materials, finishes and graphics services as further described and under the terms and conditions set forth on Exhibit D attached hereto (“CMF&G Services”), and (e) the engineering paint implementation services as further described under the terms and conditions set forth on Exhibit E attached hereto (“Engineering Paint Implementation Services”; together with the Testing Services, Virtual Testing Services, Product Regulatory Support Services, and CMF&G Services collectively, the “Services”; and each of Exhibits A to E, a “Statement of Work”). The Parties may revise a Statement of Work upon mutual written agreement, by executing an amendment to this Agreement in accordance with Section 9.3, adopting such revised Statement of Work. The Parties may from time to time agree in writing on additional Statements of Work for additional Services, which will be subject to the terms and conditions of this Agreement and will be considered part of this Agreement. It is expressly agreed and understood that the Services provided hereunder are provided on a non-exclusive basis, and nothing in this Agreement is intended to restrict HD’s right to provide to any other Person any services that are the same or similar to any Services. HD will perform the Services (a) in a professional and workmanlike manner and in accordance with good industry practice and applicable law, and (b) with at least the same (and no less than reasonable) standard of service (including with respect to quality, skill and diligence) that HD provides to its own other businesses.

Section 2.2 Requests; Performance of Services. LiveWire shall submit requests for the Services in accordance with the request procedures as set forth in the applicable Statement of Work. HD will use commercially reasonable efforts to complete the Services in accordance with the applicable Specifications and deliver any applicable Deliverables in accordance with and subject to the terms and conditions of this Agreement and the applicable Statement of Work. HD may, with the prior consent of LiveWire (not to be unreasonably withheld, conditioned or delayed), engage any Person that is not an employee of HD to perform any Services or create any Deliverables (or any portion thereof) hereunder, except that LiveWire’s consent shall not be needed for HD to subcontract to (a) HD’s Affiliates, (b) subcontractors that HD used prior to the Effective Date or (c) subcontractors that HD engages during the Term to perform similar work for HD’s own businesses; provided, that HD agrees that it shall remain responsible for the provision of the Services performed and Deliverables created by such Person in accordance with this Agreement and shall be responsible for such Persons’ compliance with this Agreement with respect thereto.

Section 2.3 Acceptance. Except as otherwise set forth in an applicable Statement of Work, the acceptance procedures applicable to this Agreement shall be as follows:

(a) HD will notify LiveWire in writing that a Deliverable or Service is complete and meets the applicable Specifications.

(b) LiveWire will have thirty (30) calendar days following the delivery of such written notice to test the Deliverable or Service to determine whether such Deliverable or Service meets the terms of this Agreement, the Specifications, and any other acceptance criteria set forth in the applicable Statement of Work or agreed upon by the Parties thereunder (“Acceptance Criteria”). If LiveWire determines in good faith that a Deliverable or Service does not meet the Acceptance Criteria to LiveWire’s reasonable satisfaction, LiveWire will so notify HD in writing and will describe, in reasonable detail, its reasons for such determination (“Deficiency Notice”). Acceptance shall be deemed to have occurred if LiveWire fails to deliver any Deficiency Notice to HD within such 30-day period. HD will use commercially reasonable efforts to make such necessary corrections and modifications regarding the non-conforming Deliverable or Service and to cause the Deliverable or Service to successfully meet the Acceptance Criteria, within a reasonable period not to exceed fifteen (15) business days from the date of the Deficiency Notice, and upon HD’s correction of any nonconformities, HD will resubmit the modified Deliverable or Service to LiveWire for further testing and evaluation. Such process shall repeat three times or until the Deliverable or Service has been accepted by LiveWire, whichever occurs first, and in the event the Deliverable or Service is not accepted by LiveWire following three attempts by HD, LiveWire shall, as its sole and exclusive remedy for any failure by HD to meet the Acceptance Criteria, have the right to elect to receive a refund of the amounts paid for such Deliverable or Service or to permit HD one or more additional opportunities to correct the Deliverable or Service, in each case in LiveWire’s sole discretion. If the Parties are unable to agree on whether a Deliverable meets the Acceptance Criteria, either Party may escalate the matter to the Joint Steering Committee for resolution. Each Party shall bear its own costs in connection with any acceptance tests.

Section 2.4 Cooperation. LiveWire will (a) upon reasonable notice, provide access to LiveWire’s materials, facilities, personnel, equipment, approvals, information and instructions as reasonably requested by HD to enable HD to perform the Services and deliver the Deliverables; and (b) take all steps reasonably necessary, including obtaining any required licenses or consents, to prevent LiveWire-caused delays in HD’s provision of the Services. All information provided by LiveWire to HD hereunder shall be true, complete and accurate in all material respects, and shall not omit any information material to the operations of LiveWire that is relevant to the Services to be performed or Deliverables to be created by HD. HD shall be entitled to rely, without independent verification, on the accuracy and completeness of any such information as well as on all decisions and approvals by LiveWire hereunder without liability to LiveWire or any third party; provided that if HD believes any such information to be inaccurate or incomplete, it shall promptly provide notice to LiveWire of the same.

Section 2.5 Joint Steering Committee.

(a) Promptly following the Effective Date, the Parties shall form a committee which shall be composed of senior executives and/or designees from each of HD and LiveWire for the management and administration of this Agreement (the “Joint Steering Committee”). Each Party shall have sole discretion in selecting its representatives for the Joint Steering Committee, and may replace any of such representatives from time to time upon written notice to the other Party.

(b) The Joint Steering Committee shall meet (by phone, video or in person) promptly following the Effective Date, and at the beginning of each calendar year thereafter, to discuss and formulate a forecast and plan for LiveWire’s anticipated needs for Services in the then-current year (“Annual Plan”). It shall be the responsibility of the Joint Steering Committee to act as liaisons with the other Party and to coordinate the activities of the Parties under this Agreement by, among other things overseeing the progress of the Services and facilitating updates to the then-current Annual Plan. In addition to such annual meeting, the Joint Steering Committee shall meet as frequently as the Parties mutually agree is necessary or beneficial for the administration of this Agreement.

(c) In the event that a dispute arises in connection with this Agreement, either Party may, by providing written notice to the other Party, request a special session of the Joint Steering Committee or a subset thereof, as necessary to address said dispute. In the event that any dispute between the Parties in connection with this Agreement is not resolved by the Joint Steering Committee within ten (10) business days after receipt of notice of such dispute, the dispute shall be referred to one (1) member of senior management of LiveWire, on the one hand, and one (1) member of senior management of HD, on the other hand. The executives will meet (by phone, video or in person) during the next ten (10) business days and attempt to resolve such dispute in good faith, and if the executives are unable to resolve the dispute within such ten (10) business day period, either Party may submit the matter to a court of competent jurisdiction in accordance with Section 9.7.

ARTICLE III

COMPENSATION

Section 3.1 Fees, Invoices and Payment. In consideration of the Services performed hereunder, LiveWire will pay to HD the fees as specified in each applicable Statement of Work (“Fees”), in accordance with this Article III. Except as otherwise set forth in a Statement of Work, the Services shall be provided on a time and materials basis, and shall be calculated in accordance with HD’s daily or hourly fee rates for the HD Personnel set forth in the applicable Statement of Work; provided that such daily or hourly fees rates for the HD Personnel shall be set at HD’s actual cost plus a markup of eight percent (8%) (for the avoidance of doubt, HD’s actual cost for the HD Personnel shall include any taxes and direct expenses payable by HD with respect to HD’s Personnel’s salaries, including unemployment insurance, workers’ compensation, employee benefits and other employment-related costs). In addition, LiveWire shall reimburse HD for all out-of-pocket expenses incurred by HD in connection with the provision of Services, provided that LiveWire shall have the right to approve in advance any such expenses that exceed $[ ☐ ] under a particular Statement of Work. Unless otherwise specified in the applicable Statement of Work, HD will invoice LiveWire monthly in arrears for each of the Services and LiveWire will pay all amounts that are not disputed in good faith under each invoice within thirty (30) days of receipt; provided that, notwithstanding anything to the contrary in this Agreement, disputed amounts withheld by LiveWire shall not at any time exceed one million dollars ($1,000,000) in the aggregate. All payments will be made in U.S. dollars, unless otherwise stated in the applicable Statement of Work.

Section 3.2 Late Fees. Without limiting any of HD’s remedies for non-payment or late payment of invoices, past due amounts shall accrue interest at a rate per annum equal to the Prime Rate, from time to time in effect, plus three percent (3%), calculated for the actual number of days elapsed, accrued from the date on which such payment was due up to the date of the actual receipt of payment, or the maximum allowed by law, if lower. LiveWire shall also reimburse HD for all costs in collecting any late payments, including, without limitation, attorney’s fees. In addition to all other remedies available under this Agreement or at law (which HD does not waive by the exercise of any rights hereunder), HD will be entitled to suspend the provision of any Services if LiveWire fails to pay any amounts (other than, subject to Section 3.1, amounts disputed in good faith) when due hereunder and such failure continues for fifteen (15) days following LiveWire’s receipt of written notice thereof.

Section 3.3 Taxes. LiveWire shall be responsible for all sales, use and goods and services, value-added, and any other similar Taxes, duties and charges (“Indirect Taxes”) imposed by any federal, state or local government entity on any amounts payable by LiveWire hereunder, provided that, subject to the Tax Matters Agreement, HD will be solely responsible for the payment of its income taxes, franchise or similar taxes, and except as provided in Section 3.1, its employee’s salaries, unemployment insurance, workers’ compensation, employee benefits and other employment-related costs, charges and deductions. Each invoice provided under Section 3.1 shall properly reflect all Indirect Taxes payable by LiveWire, and if applicable, such information reasonably required for LiveWire to obtain a refund, credit or offset of such Indirect Taxes in accordance with applicable Law. Livewire and HD shall make reasonable efforts to cooperate to the extent necessary to obtain any exemption relating to, or reduced rate of, any such Indirect Tax, including by providing exemption certificates or other information reasonable required to establish an exemption. The parties will reasonably cooperate to minimize any deduction or withholding for or on account of tax, including making applicable double taxation treaty clearance applications. If any taxes are required to be deducted or withheld from any payments made by one Party (the “Payor”) to another Party hereunder, then such Payor shall withhold or deduct the required amount and promptly pay such taxes to the applicable tax authority and any such amounts shall be deemed to have been paid hereunder.

ARTICLE IV

INTELLECTUAL PROPERTY

Section 4.1 Ownership.

(a) Each Party shall retain all right, title and interest in and to its Background IP, including all Improvements thereof.

(b) Unless otherwise stated in the applicable Statement of Work, subject to LiveWire’s payment of Fees for Services rendered, as between the Parties, LiveWire is and will be the sole and exclusive owner of all Intellectual Property rights in and to the Deliverables created for LiveWire based on the Specifications under the applicable Statement of Work, but excluding, for the avoidance of doubt, any Background IP of HD (“LiveWire IP”). In furtherance of the foregoing, the Parties agree that to the extent any LiveWire IP would otherwise vest in HD or any of its Affiliates, HD hereby irrevocably assigns to LiveWire all right, title and interest in and to such LiveWire IP. HD will not assert, and to the extent permitted by applicable Law, otherwise waives, any moral rights in LiveWire IP. HD will, and will cause all of its Affiliates to, take all appropriate action and execute and deliver all documents necessary or reasonably requested by LiveWire to effectuate any of the foregoing provisions of this Section 4.1(b), or otherwise as may be necessary for LiveWire to prosecute, register, perfect, evidence or records its rights in and to any LiveWire IP, at LiveWire’s reasonable expense.

(c) Unless otherwise stated in the applicable Statement of Work, as between the Parties, HD is and will be the sole and exclusive owner of all Intellectual Property conceived, made, developed or prepared by or on behalf of HD during its performance of the Services except for LiveWire IP (such Intellectual Property, “HD IP”). In furtherance of the foregoing, the Parties agree that to the extent any HD IP would otherwise vest in LiveWire or any of its Affiliates, LiveWire hereby irrevocably assigns to HD all right, title and interest in and to such HD IP. LiveWire will not assert, and to the extent permitted by applicable Law, otherwise waives, any moral rights in HD IP. LiveWire will, and will cause all of its Affiliates to, take all appropriate action and execute and deliver all documents necessary or reasonably requested by HD to effectuate any of the foregoing provisions of this Section 4.1(c), or otherwise as may be necessary for HD to prosecute, register, perfect, evidence or record its rights in and to any HD IP, at HD’s reasonable expense.

Section 4.2 Licenses.

(a) If HD incorporates or includes any of HD’s Background IP or HD IP (including any Improvement to HD’s Background IP) in a Deliverable, HD hereby grants and agrees to grant to LiveWire a worldwide, royalty-free, fully paid-up, non-exclusive, non-sublicensable (except to third parties providing services to

LiveWire), non-transferable (except in connection with a permitted assignment pursuant to Section 9.1), perpetual license to use and exploit such Background IP or HD IP, as applicable, solely to the extent necessary to use or exploit LiveWire’s rights in such Deliverable and for no other purpose.

(b) LiveWire hereby grants and agrees to grant HD a worldwide, royalty-free, fully paid-up, non-exclusive, non-sublicensable (except as set forth below), non-transferable (except in connection with a permitted assignment pursuant to Section 9.1) license to use and exploit LiveWire’s Background IP solely to the extent necessary or useful for HD’s performance of the Services. The foregoing license shall be sublicensable to third parties solely in connection with the provision of Services to LiveWire, and not, for the avoidance of doubt, for use by any third party for such third party’s own brands or benefit.

ARTICLE V

CONFIDENTIALITY

Section 5.1 Obligation of Confidentiality. Each Party wishes to ensure that the Confidential Information provided to Recipient under this Agreement is retained in strict confidence by Recipient. For purposes of this Agreement, “Disclosing Party” refers to a Party and/or one or more of its Affiliates whenever it is disclosing information to another Party and/or one or more of its Affiliates, and “Recipient” refers to a Party and/or one or more of its Affiliates whenever it is receiving information from another Party and/or one or more of its Affiliates. Recipient agrees to keep all Confidential Information of Disclosing Party obtained hereunder (whether written or oral, and whether or not explicitly designated as confidential) as well as all knowledge derived therefrom (including all notes, memoranda, summaries, reports, analyses, compilations, studies or other similar materials) in strict confidence and further agrees not to disclose, directly or indirectly to any third party, nor to use, copy, evaluate or incorporate, within or outside of its business, any of such Confidential Information for any purpose other than for the purposes of provision of the Services. Recipient shall allow access to and disclose such Confidential Information only to those of its employees, directors, and officers who need to have access to such Confidential Information for the purposes of provision or receipt of the Services. As a condition of such disclosure, Recipient will inform such persons of the confidential nature of such Confidential Information and will be responsible for any failure by such persons to comply with the obligations of this Agreement. Without in any way limiting or abridging Recipient’s obligation hereunder to keep all Confidential Information of Disclosing Party in strict confidence, Recipient agrees to protect such Confidential Information by using the same degree of care, but no less than a reasonable degree of care, to prevent the unauthorized use, dissemination or publication of such Confidential Information as Recipient uses to protect its own confidential information of a like nature.

Section 5.2 Compelled Disclosure. If Recipient is required by legal or administrative authority to disclose any Confidential Information of Disclosing Party, Recipient will notify Disclosing Party in writing of such requirement as soon as practicable so that Disclosing Party may seek an appropriate protective order or other relief or waive compliance with the provisions of this Agreement, and Recipient will cooperate with, and take reasonable actions requested by, Disclosing Party in seeking such protective order or other relief. If, in the absence of a protective order or other relief or the receipt of a waiver from Disclosing Party, Recipient is nevertheless legally required to disclose any Confidential Information of Disclosing Party or else stand liable for contempt or other legal penalty, Recipient may disclose Confidential Information of Disclosing Party in accordance with such requirement, provided that Recipient (a) may disclose only that portion of such Confidential Information that is required by law to be disclosed, (b) must use its reasonable efforts to ensure that such Confidential Information so disclosed is treated confidentially, and (c) must notify Disclosing Party in writing as soon as practicable of the items of such Confidential Information so disclosed.

Section 5.3 Property of Disclosing Party. Confidential Information of Disclosing Party provided or disclosed hereunder shall remain the exclusive property of Disclosing Party, and providing or disclosing such Confidential

Information does not create a right, license, interest or privilege of any kind or nature whatsoever with respect to any such Confidential Information.

Section 5.4 No Representations. Disclosure of Confidential Information is made without any express or implied representation or warranty as to the accuracy or the completeness thereof. Disclosing Party explicitly disclaims any liability relating to its Confidential Information or arising from its use, including as may arise from errors or omissions therefrom. However, Disclosing Party does represent and warrant that it has the right to disclose its Confidential Information hereunder, and that such disclosure will not violate any agreement or other obligation by which Disclosing Party is bound.

Section 5.5 Term of Obligation. The obligations of this Article V shall come into force on the Effective Date and remain in force until the expiration or termination of this Agreement and for a period of five (5) years thereafter (“Confidentiality Term”); provided, however, that for all Confidential Information disclosed prior to the expiration of the Confidentiality Term, the obligations of the Recipient pursuant to this Agreement shall remain valid until either (a) the Confidentiality Term elapses, or (b) a period of five (5) years from the date of disclosure elapses, whichever is later. Notwithstanding the foregoing, any Confidential Information constituting a trade secret shall be maintained as such until such information no longer constitutes a trade secret under applicable law.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES; DISCLAIMER

Section 6.1 Mutual Warranties. Each Party represents and warrants to the other Party that: (a) it is duly organized, validly existing and in good standing under the laws of the jurisdictions in which it is organized; (b) it has the requisite power and authority and the legal right to enter into this Agreement and perform its obligations under this Agreement in accordance with its terms; (c) this Agreement constitutes a legal, valid and binding agreement of such Party, enforceable against such Party in accordance with its terms; (d) it will comply with all applicable laws and regulations in the exercise and performance of its rights and obligations under this Agreement; and (e) its execution, delivery and performance of this Agreement throughout its duration do not conflict with or violate any requirement of applicable laws regulations or order of governmental bodies, and do not conflict with, or constitute a default under any contractual obligation of such Party.

Section 6.2 DISCLAIMER. EXCEPT AS EXPRESSLY PROVIDED HEREIN, NEITHER PARTY MAKES, AND, TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, SPECIFICALLY DISCLAIMS, ANY REPRESENTATION OR WARRANTY OF ANY KIND, WHETHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF CONDITION OF TITLE, MERCHANTABILITY, VALIDITY, NON-INFRINGEMENT OF THIRD-PARTY RIGHTS, OR FITNESS FOR A PARTICULAR PURPOSE. WITHOUT LIMITING THE FOREGOING, HD MAKES NO REPRESENTATION OR WARRANTY THAT THE SERVICES WILL RESULT IN A PROFIT TO LIVEWIRE’S BUSINESS.

ARTICLE VII

INDEMNIFICATION AND LIMITATIONS OF LIABILITY

Section 7.1 General Indemnification. Each Party shall indemnify, defend and hold harmless the other Party, its Affiliates and its and their respective officers, directors, employees and representatives (“Indemnitees”) from and against any and all liabilities, losses, costs, damages, fines, assessments, penalties and expenses (including reasonable attorneys’ fees and expenses) incurred by such Indemnitees in connection with any third-party claim

(“Claims”) arising from or relating to: (a) the indemnifying Party’s breach of this Agreement; (b) the death or bodily injury of any agent, employee, customer, business invitee or other person caused by the negligent or tortious conduct of the indemnifying Party; (c) the damage, loss or destruction of any real or tangible personal property for which the indemnifying Party is legally liable or responsible; or (d) the indemnifying Party’s violation of applicable law in connection with this Agreement.

Section 7.2 Intellectual Property Indemnification. HD will indemnify, defend and hold harmless LiveWire and its Indemnitees from any and all Claims alleging that the Indemnitee’s use of the HD’s Background IP or HD IP in accordance with this Agreement violates any copyright, trade secret or U.S. patent of any third party (a “HD IP Claim”), and LiveWire will indemnify, defend and hold harmless HD and its Indemnitees from any and all Claims alleging that the Indemnitee’s use of any Specifications, designs, technology or other information or materials provided by LiveWire to HD in connection with this Agreement infringes, misappropriates or violates any copyright, trade secret or U.S. patent of any third party. Notwithstanding the foregoing, HD will not have any indemnification obligation if any HD IP Claim is based on, and would not exist but for the Indemnitee’s (a) combination, operation or use of a Deliverable with products, services, information, materials, technologies, business methods or processes not furnished by HD, (b) modification to the Deliverable (other than by HD), or (c) use or exploitation of a Deliverable in violation of this Agreement.

Section 7.3 Intellectual Property Remedy. In response to any HD IP Claim (and without limiting any other rights and remedies of LiveWire under Section 7.2), HD may, at its option either: (a) procure the right for LiveWire to continue using the Deliverables; or (b) require LiveWire to cease use of any allegedly infringing Deliverables, provided that HD either (i) makes such alterations, modifications or adjustments to the Deliverables so that they become non-infringing without incurring a material diminution in function or value; (ii) replaces the Deliverables at no cost to LiveWire with non-infringing substitutes provided that the substitutes do not entail a material diminution in function or value; or (iii) issues a refund of the Fees paid by LiveWire for the infringing Deliverables.

Section 7.4 Indemnity Procedures. If any claim or action is asserted that would entitle an Indemnitee to indemnification pursuant to Section 7.1 and Section 7.2 above (a “Proceeding”), the Party seeking indemnification will give written notice thereof to the Party from which indemnification is sought promptly; provided, however, that the failure of the indemnified Party to give timely notice hereunder will not affect rights to indemnification hereunder, except to the extent that the indemnifying Party demonstrates actual damage caused by such failure. The indemnifying Party may elect to direct the defense or settlement of any Proceeding by giving written notice to the indemnified Party, which election will be effective immediately upon the indemnified Party’s receipt of such written notice. The indemnifying Party will have the right to employ counsel reasonably acceptable to the indemnified Party to defend any Proceeding, or to compromise, settle or otherwise dispose of the same, if the indemnifying Party deems it advisable to do so, all at the expense of the indemnifying Party; provided that the indemnifying Party will not settle, or consent to any entry of judgment in, any Proceeding without obtaining either: (a) an unconditional release of the indemnified Party (and their Affiliates and each of their respective officers, directors, employees and agents) from all liability with respect to all claims underlying such Proceeding; or (b) the prior written consent of the indemnified Party. The indemnified Party will not settle or consent to any entry of judgment, in any Proceeding without obtaining the prior written consent of the indemnifying Party (such consent not to be unreasonably withheld, delayed or conditioned). The Parties will fully cooperate with each other in any Proceeding and will make available to each other any books or records useful for the defense of any such Proceeding.

Section 7.6 Limitation of Liability. WITHOUT LIMITING THE PARTIES’ INDEMNIFICATION OBLIGATIONS UNDER THE SEPARATION AGREEMENT OR THE BUSINESS COMBINATION AGREEMENT, AND NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, EXCEPT FOR THE PARTIES’ INDEMNIFICATION OBLIGATIONS UNDER THIS AGREEMENT AND LIABILITY ARISING FROM A PARTY’S FRAUD, GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, IN NO

EVENT SHALL EITHER PARTY OR ITS AFFILIATES BE LIABLE FOR, OR BEAR ANY OBLIGATION IN RESPECT OF, ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, EXEMPLARY OR INDIRECT DAMAGES OF ANY KIND OR CHARACTER, OR ANY DAMAGES RELATING TO OR ARISING OUT OF LOST PROFITS, LOSS OF DATA, LOSS IN VALUE, LOSS OF GOODWILL, LOSS OF OPPORTUNITY, HOWEVER CAUSED AND UNDER ANY THEORY OF LIABILITY, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, WHETHER OR NOT THE OTHER PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. EXCEPT FOR LIABILITY ARISING FROM A PARTY’S FRAUD, GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, IN NO EVENT WILL EITHER PARTY’S AGGREGATE LIABILITY ARISING OUT OF OR RELATING TO ANY STATEMENT OF WORK EXCEED THE TOTAL AMOUNT OF FEES PAID OR PAYABLE TO HD BY LIVEWIRE FOR THE SERVICES UNDER SUCH STATEMENT OF WORK DURING THE TWELVE (12) MONTH PERIOD PRECEDING THE CLAIM GIVING RISE TO LIABILITY.

ARTICLE VIII

TERM AND TERMINATION

Section 8.1 Term. This Agreement shall be effective on the Effective Date and shall remain in force for seven (7) years after the Effective Date (the “Initial Term”), unless terminated earlier as set forth below. This Agreement will expire at the end of the Initial Term, unless the Parties each in their respective discretion mutually agree in writing to extend this Agreement for one or more renewal term(s) of mutually agreed duration (each, a “Renewal Term”). If the Parties agree to one or more Renewal Terms, this Agreement will expire at the end of the last Renewal Term to which the Parties have agreed in writing unless terminated earlier as set forth below. The Initial Term, together with any and all Renewal Terms, is referred to herein as the “Term”.

Section 8.2 Service Terms; Extensions. Unless otherwise specified in the applicable Statement of Work, the term for each Service shall commence on the effective date of such Statement of Work and expire at the end of the Initial Term, or at the end of the applicable Renewal Term, if such Statement of Work is entered into during a Renewal Term (each a “Service Term”). The Parties may mutually agree in writing to extend any Service Term; provided that no Service Term shall exceed the Term.

Section 8.3 Termination for Cause.

(a) Either Party may terminate this Agreement or any applicable Statement of Work, by written notice, effective immediately, if the other Party has committed a material breach of this Agreement and fails to cure such breach within thirty (30) days of its receipt of written notice of such breach.

(b) HD may terminate this Agreement or any applicable Statement of Work, by written notice, effective immediately, (i) if LiveWire fails to make any payment due hereunder that is not disputed in good faith and does not cure such failure within fifteen (15) days of its receipt of written notice of such nonpayment; or (ii) if LiveWire undergoes a Change of Control Event.

(c) HD may terminate this Agreement or any Statement of Work upon one hundred eighty (180) days’ prior written notice to LiveWire, such notice to be provided promptly following the end of any calendar year (but no later than the last day of February) in the event that LiveWire did not engage HD to manufacture at least forty percent (40%) of LiveWire’s production during such calendar year.

Section 8.4 Termination for Convenience. LiveWire may terminate this Agreement or any applicable Statement of Work for convenience upon ninety (90) days’ prior written notice to HD; provided that all amounts then owed are paid as of the termination date, and provided that LiveWire reimburses HD, as of the termination date, any other costs or expenses incurred by HD and for which HD has not otherwise been remunerated.

Section 8.5 Effect of Termination. Expiration or termination of this Agreement shall not relieve the Parties of any obligations accruing prior to the effective date of termination. Upon termination or expiration of this Agreement for any reason, each Party shall return to the other Party or provide such other Party with written certification of the destruction of, at such other Party’s sole option, all Confidential Information of such other Party (including all copies thereof in any type of media) that are in the Recipient’s possession or control (other than Confidential Information that HD is required to hold for regulatory or other legal compliance), and LiveWire will be responsible for paying HD for all Services provided and expenses incurred up to the date of such termination in accordance with the terms of each applicable Statement of Work pursuant to Article III.

Section 8.6 Survival. The provisions of Article I (Definitions; Interpretation), Article IV (Intellectual Property), Article V (Confidential Information), Article VII (Indemnification and Limitation of Liability), Section 8.5 (Effect of Termination), Section 8.6 (Survival) and Article IX (General Provisions) shall survive the termination or expiration of this Agreement.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Assignment. This Agreement and the rights and obligations hereunder may not be assigned or transferred by either Party, in whole or in part, without the express written consent of the other Party, which shall not unreasonably be withheld, conditioned or delayed. Notwithstanding the foregoing, either Party may (i) assign this Agreement, in whole or in part, to any of its Affiliates, or (ii) assign or otherwise transfer this Agreement, in whole but not in part, to any Person in connection with a transfer of all or substantially all of the business of such Party (whether by merger, consolidation, sale of assets, sale or exchange of stock, by operation of law or otherwise and whether in a single or multiple transactions); provided that, in each of the above cases, such transferee, assignee or successor agrees in writing to be bound by the applicable terms of this Agreement. Further, each Party may collaterally assign its rights under this Agreement to its lenders or other financing sources, provided that, upon foreclosure, any assignee or transferee agrees to be bound by the terms of this Agreement. Any attempted or purported assignment or transfer in violation of the preceding shall be null and void and of no effect whatsoever. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 9.2 Entire Agreement; Conflicts. This Agreement, including the Statements of Work, represents the entire agreement and supersedes all prior negotiations, understandings, representations, warranties or agreements either written or oral between the Parties with respect to the subject matter hereof. In the event of any conflict between the terms and conditions contained in this Agreement and the terms and conditions in any Statement of Work, the terms and conditions contained in the Statement of Work will prevail. From and after the effective date of the Tax Matters Agreement, in the event of any conflict between the provisions of this Agreement and the Tax Matters Agreement, the provisions of the Tax Matters Agreement shall control.

Section 9.3 Modification. Subject to the provisions of applicable law, and except as otherwise provided in this Agreement, no amendment or modification of this Agreement shall be binding upon the Parties unless made in writing and duly executed by the authorized representatives of the Parties.

Section 9.4 Severability, Waiver. If any provision of this Agreement is held to be invalid or unenforceable by a court of competent jurisdiction, the remaining provisions of this Agreement shall remain in full force and effect and the provision found invalid or unenforceable shall be replaced by a valid and enforceable provision corresponding as closely as possible to the invalid or unenforceable provision in its economic effect. No waiver of any provisions of this Agreement will be valid unless the same is in writing and signed by the Party against whom such waiver is sought to be enforced. A waiver or consent given by either Party on any one occasion is effective only in that instance and will not be construed as a bar to or waiver of any right on any other occasion.

Section 9.5 Notices. All notices and other communications between the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered by FedEx or other nationally recognized overnight delivery service; or (c) when delivered by email (in each case in this clause (c), solely if receipt is confirmed), addressed as follows:

if to HD:

c/o Harley-Davidson

3700 West Juneau Avenue

Milwaukee, WI 53208

Attention:       Paul Krause

Email:             paul.krause@harley-davidson.com;

                         H-DGeneralCounsel@harley-davidson.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, IL 60611

Attention: Ryan Maierson

Email: ryan.maierson@lw.com

Attention: Jason Morelli

Email: jason.morelli@lw.com

if to LiveWire:

c/o LiveWire

3700 West Juneau Avenue

Milwaukee, WI 53208

Attention:       Paul Krause

Email:             paul.krause@harley-davidson.com;

                         H-DGeneralCounsel@harley-davidson.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, IL 60611

Attention: Ryan Maierson

Email: ryan.maierson@lw.com

Attention:       Jason Morelli

Email:             jason.morelli@lw.com

Section 9.6 Governing Law. This Agreement (and any claims or disputes arising out of or related hereto or to the transactions contemplated hereby or to the inducement of either Party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware, irrespective of the choice of laws principles of the State of Delaware, including all matters of validity, construction, effect, enforceability, performance and remedies.

Section 9.7 Consent to Jurisdiction. The state and federal courts located within the State of Delaware (the “Chosen Courts”) shall have exclusive jurisdiction over any and all disputes between the parties hereto, whether in law or in equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the parties hereto consent to and agree to subject to the exclusive jurisdiction of such Chosen Courts.

Section 9.8 Waiver of Jury Trial. THE PARTIES HEREBY WAIVE TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, AND SHALL NOT ASSERT IN ANY SUCH DISPUTE, ANY CLAIM THAT: (A) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS; (B) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS; OR (C) ANY ACTION OR OTHER PROCEEDING COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM. THE MAILING OF PROCESS OF OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN Section 9.5 (OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW) SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER PROVIDED HEREIN. THE PARTIES HEREBY IRREVOCABLY WAIVE ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.9 Counterparts. This Agreement may be executed in one or more counterparts, and by the Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic delivery in .pdf format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 9.10 No Third-Party Beneficiaries. Except as otherwise specifically provided in this Agreement, (a) the provisions of this Agreement are solely for the benefit of the Parties and are not intended to confer upon any person or entity except the Parties any rights or remedies hereunder; and (b) there are no third-party beneficiaries of this Agreement and this Agreement shall not provide any third party with any remedy, claim, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Harley-Davidson, Inc.

By:
Name:
Title:

LiveWire EV, LLC

By:
Name:
Title:

Annex N

INVESTMENT AGREEMENT

This INVESTMENT AGREEMENT (this “Investment Agreement”), dated [ ☐ ], 2021, is entered into by and between AEA-Bridges Impact Corp., a Cayman Islands exempted company, which shall be domesticated as a Delaware corporation prior to the closing of the Business Combination (as defined herein) (“SPAC”), LW EV Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC (“HoldCo”) and [ KYMCO Entity ] (the “Investor”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Transaction Agreement (as defined below).

RECITALS

WHEREAS, as set forth in that certain Business Combination Agreement, dated as of the date hereof (as the same may be amended, restated, modified or supplemented from time to time, the “Transaction Agreement”), by and among HoldCo, Harley-Davidson, Inc., a Wisconsin corporation (“HD”), SPAC, LiveWire EV, LLC, a Delaware limited liability company (“LiveWire”) and LW EV Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of HoldCo, the parties thereto have agreed, among other things and in accordance with the terms and subject to the conditions set forth in the Transaction Agreement, that simultaneously with the Closing (as defined below), among other things, (a) HoldCo will become the sole stockholder of SPAC and (b) SPAC will become the sole equityholder and managing member of LiveWire (the “Business Combination”);

WHEREAS, prior to the consummation of the Business Combination, pursuant to the terms of that certain Separation Agreement, dated as of the date hereof (the “Separation Agreement”), by and between HD and LiveWire, HD will separate LiveWire from the HD Group (as defined in the Separation Agreement) to create separate, standalone companies (the “Separation”), one comprising (i) the Harley Business (as defined in the Separation Agreement), which shall be owned and conducted, directly or indirectly, by HD and its subsidiaries (excluding LiveWire and its subsidiaries) following the Separation and (ii) the LiveWire Business (as defined in the Separation Agreement), which shall be owned and conducted, directly or indirectly, by HoldCo and its subsidiaries following the Separation;

WHEREAS, following execution and delivery of this Investment Agreement and the Transaction Agreement, HoldCo and certain parties (such parties, the “PIPE Investors”) may enter into one or more subscription agreement (the “PIPE Subscription Agreements”), for a private placement of shares of common stock, par value $0.0001 per share, of HoldCo (“Common Stock”), to be consummated immediately prior to the consummation of the Business Combination (the “PIPE Offering”);

WHEREAS, in connection with the closing of the Business Combination, the shares of Common Stock will be registered as a class under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and listed for trading on the New York Stock Exchange (the “NYSE”);

WHEREAS, as set forth in that certain Long-Term Collaboration Agreement, dated as of December 12, 2021 (the “Commercial Agreement”), by and between KWANG YANG MOTOR CO., LTD. and LiveWire EV, LLC, the parties to the Commercial Agreement have agreed to partner on certain opportunities involving the LiveWire Business (the “Contemplated Cooperation”); and

WHEREAS, in connection with the Contemplated Cooperation, in accordance with the terms and subject to the conditions set forth in this Investment Agreement, (i) the Investor desires to purchase from HoldCo a certain number of shares of Common Stock as set forth in this Investment Agreement, and (ii) HoldCo desires to issue and sell to the Investor such shares of Common Stock in consideration of the payment of the Purchase Price (as defined below) by the Investor to HoldCo on or prior to the Closing Date (as defined below).

AGREEMENT

NOW, THEREFORE, in connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, the parties hereto hereby acknowledge and agree as follows:

1.

INVESTMENT. Subject to the terms and conditions hereof, the Investor hereby agrees to purchase, and HoldCo hereby agrees to issue and sell to the Investor, in each case on the Closing Date (as defined below), [ ☐ ] shares of Common Stock at a purchase price of $10.00 per share (the “Per-Share Price”). The shares of Common Stock to be purchased by the Investor pursuant to this Section 1 are hereinafter referred to as the “Shares”; and the U.S. dollar amount equal to the number of Shares multiplied by the Per-Share Price is hereinafter referred to as the “Purchase Price.”

2.	CLOSING.

(a)

The closing of the sale of Shares contemplated hereby (the “Closing”) shall occur on the date (the “Closing Date”) of the consummation of the Business Combination pursuant to the Transaction Agreement and shall be conditioned upon the prior or substantially concurrent consummation of the Business Combination, the Separation and the PIPE Offering. At least three (3) Business Days before the anticipated Closing Date, HoldCo shall deliver written notice to the Investor (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Purchase Price to HoldCo. No later than two (2) Business Days prior to the Closing Date, the Investor shall deliver or cause to be delivered to HoldCo (A) the Purchase Price via wire transfer of United States dollars in immediately available funds to the account specified by HoldCo in the Closing Notice, such funds to be held by HoldCo in escrow until the Closing, and (B) such information as is reasonably requested in the Closing Notice in order for HoldCo to cause the Shares to be issued and delivered to the Investor. HoldCo shall deliver to the Investor (1) at the Closing, the Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Investment Agreement or applicable securities laws), in the name of the Investor (or its nominee in accordance with its delivery instructions) or to a custodian designated by the Investor, as applicable, and (2) as promptly as practicable after the Closing, written notice from HoldCo or its transfer agent evidencing the issuance to the Investor of the Shares on and as of the Closing Date; provided, however, that HoldCo’s obligation to issue the Shares to the Investor is contingent upon HoldCo having received the Purchase Price in full accordance with this Section 2. In the event that the Closing Date does not occur within ten (10) Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by HoldCo and the Investor, HoldCo shall promptly (but not later than one (1) Business Day thereafter) return the funds so delivered by the Investor to HoldCo by wire transfer in immediately available funds to the account specified by the Investor; provided, that unless this Investment Agreement has been terminated pursuant to Section 8 hereof, such return of funds shall not terminate this Investment Agreement or relieve the Investor of its obligation to purchase the Shares at the Closing following HoldCo’s delivery to Investor of a new Closing Notice. For purposes of this Investment Agreement, “Business Day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

(b)	Prior to or at the Closing, Investor shall deliver to HoldCo a duly completed and executed Internal Revenue Service Form W-9 or appropriate Internal Revenue Service Form W-8.

(c)	Closing Conditions. In addition to the conditions set forth in Section 2(a):

(i)	General Conditions. The Closing is also subject to the satisfaction or valid waiver in writing by each party of the conditions that, on the Closing Date:

(1)

no applicable governmental authority shall have enacted, rendered, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated by this Investment Agreement, the Transaction Agreement, the Separation Agreement or the PIPE Subscription Agreements illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby or thereby, and no governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition; and

(2)

all conditions precedent to the closing of the Business Combination set forth in the Transaction Agreement, including the consummation of the Separation and the PIPE Offering, shall have been satisfied or waived by the applicable party (other than those conditions which, by their nature, are to be satisfied at the closing of the Business Combination pursuant to the Transaction Agreement, the Separation Agreement and the PIPE Subscription Agreements).

(ii)	HoldCo Conditions. The obligations of HoldCo to consummate the Closing are also subject to the satisfaction or valid waiver in writing by HoldCo of the additional conditions that, on the Closing Date:

(1)

all representations and warranties of the Investor contained in this Investment Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) as of such specified date), and consummation of the Closing, shall constitute a reaffirmation by the Investor of each of the representations, warranties and agreements of the Investor contained in this Investment Agreement as of the Closing Date, or such specified date, as applicable;

(2)

the Investor shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Investment Agreement to be performed, satisfied or complied with by it at or prior to Closing; and

(3)	the Commercial Agreement shall have been executed and delivered by the Investor or its affiliate(s) party thereto.

(iii)

Investor Conditions. The obligations of the Investor to consummate the Closing are also subject to the satisfaction or valid waiver in writing by the Investor of the additional conditions that, on the Closing Date:

(1) all representations and warranties of HoldCo and SPAC contained in this Investment Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true in all respects) as of such specified date), and consummation of the Closing, shall constitute a reaffirmation by SPAC and HoldCo of each of the representations, warranties and agreements of SPAC and HoldCo contained in this Investment Agreement as of the Closing Date, or such specified date, as applicable;

(2) SPAC and HoldCo shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Investment Agreement to be performed, satisfied or complied with by each of them at or prior to Closing;

(3) there shall have been no amendment or modification of, or waiver with respect to, the terms of the Transaction Agreement, as in effect as of the date hereof, that would reasonably be expected to materially and adversely affect the economic benefits that the Investor reasonably would expect to receive pursuant to this Investment Agreement (it being understood that any such amendment, modification or waiver resulting in (i) an increase in the valuation of LiveWire in connection with the Business Combination would have such a material and adverse effect and (ii) a decrease in the valuation of LiveWire in connection with the Business Combination and/or the failure by one or more PIPE Investors to meet their closing funding obligations in violation of the PIPE Subscription Agreements would not have such a material and adverse effect) without SPAC and HoldCo having received Investor’s prior written consent (not to be unreasonably withheld, conditioned or delayed); provided, that the foregoing condition shall not apply with respect to any amendment, modification or waiver of Section 11.3(e) of the Transaction Agreement (or the effects thereof); and

(4) the Commercial Agreement shall have been executed and delivered by LiveWire.

3.

FURTHER ASSURANCES. At or prior to the Closing Date, the parties hereto shall execute and deliver or cause to be executed and delivered such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the investment as contemplated by this Investment Agreement.

4.

SPAC AND HOLDCO REPRESENTATIONS AND WARRANTIES. Each of SPAC and HoldCo represents and warrants to the Investor, as of the date of this Investment Agreement and as of the Closing Date (except as otherwise specified below), that:

(a)

As of the date hereof, SPAC is an exempted company duly incorporated validly existing and in good standing under the laws of the Cayman Islands (to the extent such concept exists in such jurisdiction) and HoldCo is duly incorporated, validly existing as a corporation and in good standing under the laws of the State of Delaware; and each of SPAC and HoldCo has corporate power and authority to own, lease and operate its properties and conduct its business as presently proposed to be conducted and to enter into, deliver and perform its obligations under this Investment Agreement. SPAC has no direct or indirect subsidiaries, other than HoldCo and any merger subsidiaries formed in connection with the Business Combination. As of the Closing Date, following the Domestication, SPAC will be duly incorporated, validly existing as a corporation and in good standing under the laws of the State of Delaware; and SPAC will have corporate power and authority to own, lease and operate its properties and conduct its business as then proposed to be conducted and to perform its obligations under this Investment Agreement.

(b)

As of the Closing Date, the Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Investment Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under HoldCo’s organizational documents, or under applicable law, or under any other agreement to which HoldCo is a party or by which HoldCo is bound.

(c)

This Investment Agreement has been duly authorized, executed and delivered by SPAC and HoldCo and, assuming that this Investment Agreement constitutes a valid and binding agreement of the Investor, is a valid and binding obligation of SPAC and HoldCo, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether considered at law or equity.

(d)

The issuance and sale of the Shares and the compliance by SPAC and HoldCo with all of the provisions of this Investment Agreement and the consummation of the transactions herein will be done in accordance with NYSE rules and will not: (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of SPAC or HoldCo or any of their respective subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which SPAC or HoldCo or any of their respective subsidiaries is a party or by which SPAC or HoldCo or any of its subsidiaries is bound or to which any of the property or assets of SPAC or HoldCo is subject, which would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, properties, prospects, assets, liabilities, operations, condition (including financial condition), stockholders’ equity or results of operations of SPAC or HoldCo (including following the closing of the Business Combination) or materially affect the validity of the Shares or the ability or legal authority of SPAC or HoldCo to timely perform in all material respects their respective obligations under the terms of this Investment Agreement (a “Material Adverse Effect”); (ii) result in any violation of the provisions of the organizational documents of SPAC or HoldCo; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over SPAC or HoldCo or any of their respective properties that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e)

As of their respective dates, all reports or other filings (the “SEC Reports”) required to be filed by SPAC or HoldCo with the U.S. Securities and Exchange Commission (the “SEC”) have been timely filed and complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, and the rules and regulations of the SEC promulgated thereunder. None of the SEC Reports, when filed, or, if amended, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof to the knowledge of SPAC, there are no material outstanding or unresolved comments in comment letters received by SPAC from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports. The financial statements of SPAC and HoldCo included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial condition of SPAC and HoldCo as of and for the dates thereof and the results of operations and cash flows for the periods presented, subject, in the case of interim unaudited statements, to normal, year-end audit adjustments. A copy of each SEC Report is available to the Investor via the SEC’s EDGAR system. For the avoidance of doubt, any restatement of the financial statements of SPAC or HoldCo and any amendments to previously filed SEC Reports or delays in filing SEC Reports, in connection with any guidance from the SEC following the date hereof, shall not be deemed to constitute a breach of this Section 4.

(f)

Assuming the accuracy of the Investor’s representations and warranties set forth in Section 5 of this Investment Agreement, no registration under the Securities Act is required for the offer and sale of the Shares by HoldCo to the Investor.

(g)

No consent, waiver, authorization, approval, filing with or notification to any court or other federal, state, local or other governmental authority is required on the part of SPAC or HoldCo with respect to the execution, delivery or performance by SPAC or HoldCo of this Investment Agreement (including without limitation the issuance of the Shares), other than (i) the filings required by applicable state or federal securities laws, (ii) the filings required by the NYSE, or (iii) those consents, waivers, authorizations, approvals, filings or notifications the failure of which to give, make or obtain would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(h)	None of SPAC, HoldCo or any person acting on behalf of SPAC or HoldCo has offered or sold the Shares by any form of general solicitation or general advertising in violation of the Securities Act.

(i)

Neither SPAC nor HoldCo has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Investment Agreement for which the Investor could become liable.

(j)

As of the date of this Investment Agreement, the authorized capital stock of SPAC consists of (i) 50,000,000 of SPAC’s Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”), 40,000,000 of which are issued and outstanding, (ii) 50,000,000 of SPAC’s Class B ordinary shares, par value $0.0001 per share (the “Class B Shares”), 10,000,000 of which are issued and outstanding, and (iii) 5,000,000 of SPAC’s preference shares, par value $0.0001 per share, none of which are issued and outstanding. All of the outstanding shares of capital stock of HoldCo are owned by SPAC. There are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any equity capital of SPAC. There are no securities or instruments issued by or to which SPAC is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the (i) Shares pursuant to this Investment Agreement or (ii) the shares of Common Stock to be issued pursuant to any PIPE Subscription Agreement (if any). There are no outstanding contractual obligations of SPAC to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any other person or entity. Except pursuant to the PIPE Subscription Agreements (if any), the Transaction Agreement and the other agreements and arrangements referred to therein or in the SEC Reports, as of the date hereof there are no outstanding options, warrants, or other rights to subscribe for, purchase or acquire from SPAC any equity interests in SPAC, or securities convertible into or exchangeable or exercisable for any such equity interests. There are no stockholder agreements, voting trusts or other agreements or understandings to which SPAC is a party or by which it is bound relating to the voting of any securities of SPAC, other than (i) as set forth in the SEC Reports and (ii) as contemplated by the Transaction Agreement (including the exhibits thereto).

(k)

Each of SPAC and HoldCo acknowledges that there have been no representations or warranties made to SPAC or HoldCo by the Investor, or its officers, employees or directors or other representatives, expressly or by implication, other than those representations or warranties of the Investor explicitly included in Section 5 of this Investment Agreement.

(l)	Neither SPAC nor HoldCo is, and immediately after receipt of payment for the Shares, will be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(m)

Each of SPAC and HoldCo is in compliance with all applicable laws, except where such noncompliance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the date hereof, neither SPAC nor HoldCo has received any written communication from a governmental authority that alleges that SPAC or HoldCo is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(n)

Except for such matters as have not had and would not be reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of SPAC, threatened against SPAC or HoldCo or (ii) judgment, decree, injunction, ruling or order of any governmental entity outstanding against SPAC or HoldCo.

(o)	As of the date hereof, other than the Transaction Agreement and any other agreement contemplated by the Transaction Agreement, neither SPAC nor HoldCo has entered into any agreement (including any side letter or similar agreement) with any PIPE Investor in connection with such PIPE Investor’s direct or indirect investment in SPAC or HoldCo (other than any side letter or similar agreement relating to the transfer to any investor of (i) securities of SPAC by existing securityholders of SPAC, which may be effectuated as a forfeiture to HoldCo or SPAC and reissuance, or (ii) securities to be issued to the direct or indirect securityholders of SPAC or HoldCo pursuant to the Transaction Agreement). Each PIPE Subscription Agreement entered into as of the date hereof contains a per-share purchase price for the shares of Common Stock to be purchased thereunder that is equal to the Per-Share Price, and the other terms and conditions of each PIPE Subscription Agreement are not materially more advantageous to the PIPE Investor thereunder than the terms and conditions of this Investment Agreement; and no provision of any PIPE Subscription Agreement shall be amended, modified or waived after the date hereof in a manner that results in the terms and conditions of such PIPE Subscription Agreement being more favorable to the PIPE Investor thereunder than the terms and conditions of this Investment Agreement are to the Investor.

(p)

Prior to the Investor’s execution and delivery of this Investment Agreement, SPAC has furnished to the Investor true and complete copies of the Transaction Agreement and the Separation Agreement, each as it will be in effect following its execution and delivery by the parties thereto on the date hereof.

(q)

The issued and outstanding Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE. There is no suit, action, proceeding or investigation pending or, to the knowledge of SPAC, threatened against SPAC by the NYSE or the SEC to deregister the Class A Shares under the Exchange Act or prohibit or terminate the listing of the Class A Shares, or suspend the trading of the Class A Shares, on the NYSE. SPAC has taken no action that is designed to terminate the registration of the Class A Shares under the Exchange Act or the listing of the Class A Shares on the NYSE. Upon consummation of the Business Combination, the issued and outstanding shares of Common Stock will be registered pursuant to Section 12(b) of the Exchange Act and listed for trading on the NYSE.

(r)

There has been no action taken by SPAC or HoldCo or, to the knowledge of SPAC, any officer, director, equityholder, manager, employee, agent or representative of SPAC or HoldCo, in each case, acting on behalf of SPAC or HoldCo, in violation of any applicable Anti-Corruption Laws (as defined below). Neither SPAC nor HoldCo: (i) has been convicted of violating any Anti-Corruption Laws or, to the knowledge of SPAC, been subject to any investigation by a governmental authority for potential violation of any applicable Anti-Corruption Laws; (ii) has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any governmental authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Laws; or (iii) has received any written notice or citation from a governmental authority for any actual or potential noncompliance with any applicable Anti-Corruption Laws. As used herein, “Anti-Corruption Laws” means any applicable laws relating to corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the UK Bribery Act 2010, and any similar law that prohibits bribery or corruption in the jurisdictions in which SPAC and HoldCo operate.

(s)

Each of SPAC and HoldCo acknowledges that neither the due diligence investigation conducted by the Investor in connection with making its decision to acquire the Shares nor any representations and warranties made by the Investor herein shall modify, amend or affect the Investor’s right to rely on the truth, accuracy and completeness of SPAC’s and HoldCo’s representations and warranties contained herein.

(t)

Prior to the date hereof, each of SPAC and HoldCo has made available to the Investor written due diligence information concerning SPAC, HoldCo, the Business Combination, the Separation and the LiveWire Business (as defined in the Separation Agreement) that is not materially different, in scope or content, from any such written information made available by SPAC or HoldCo (including their respective representatives and agents) to any current PIPE Investor as of the date hereof.

5.	INVESTOR REPRESENTATIONS AND WARRANTIES. The Investor represents and warrants to HoldCo, as of the date of this Investment Agreement and as of the Closing Date, that:

(a)

The Investor is (i) an Institutional Account (as defined in FINRA Rule 4512(c)) and (ii) (x) an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or (y) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) and is acquiring the Shares only for its own account and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information set forth on Schedule A).

(b)

The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act or any other applicable securities laws. The Investor acknowledges and agrees that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to HoldCo or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales qualifying as “offshore transactions” within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (ii) and (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or book entry account representing the Shares shall contain a legend to such effect. The Investor acknowledges that the Shares will not be eligible for resale pursuant to Rule 144 promulgated under the Securities Act until at least one year following the filing of certain required information with the SEC after the Closing Date and that the provisions of Rule 144(i) will apply to the Shares. The Investor understands and agrees that the Shares will be subject to the transfer restrictions set forth in Section 10 and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that it has been advised to consult legal counsel and tax and accounting advisors prior to making any offer, resale, transfer, pledge or disposition of any of the Shares.

(c)

The Investor acknowledges and agrees that the Investor is purchasing the Shares directly from HoldCo. The Investor further acknowledges that there have been no representations, warranties, covenants or agreements made to the Investor by SPAC or HoldCo, any of their respective officers or directors or other representatives, expressly or by implication, other than those representations, warranties, covenants and agreements of SPAC and HoldCo explicitly included in this Investment Agreement.

(d)

The Investor’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar Law.

(e)

Subject to the truth and accuracy of SPAC’s and HoldCo’s representations and warranties in Sections 4(p) and 4(t), the Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the Shares. Without limiting the generality of the foregoing, the Investor acknowledges that it has reviewed the SEC Reports and other information as the Investor has deemed necessary to make an investment decision with respect to the Shares. Subject to the truth and accuracy of SPAC’s and HoldCo’s representations and warranties in Sections 4(p) and 4(t), the Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information from SPAC and HoldCo concerning SPAC and HoldCo and an investment in the Shares as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares.

(f)	The Investor acknowledges that HoldCo represents and warrants that the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(g)

The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including but not limited to those set forth in the SEC Reports. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision.

(h)

The Investor acknowledges that the Investor (and not SPAC or HoldCo) shall be responsible for any tax liabilities that may arise as a result of the transactions contemplated by this Investment Agreement. The Investor acknowledges that none of SPAC, HoldCo or any representative of SPAC or HoldCo has provided, or will provide, the Investor with tax advice regarding the Shares, SPAC, HoldCo or the execution of this Investment Agreement, and each of SPAC and HoldCo has advised the Investor to consult the Investor’s own tax advisor with respect to the tax consequences of each of the foregoing, including but not limited to any applicable elections, withholdings or other matters relating to the Shares, SPAC, HoldCo or the execution of this Investment Agreement.

(i)

Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in HoldCo. The Investor acknowledges specifically that a possibility of total loss exists.

(j)

In making its decision to purchase the Shares, the Investor has relied solely upon independent investigation made by the Investor. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by SPAC , HoldCo, LiveWire or any of their respective Representatives concerning HoldCo or the Shares or the offer and sale of the Shares, other than those representations, warranties, covenants and agreements included in this Investment Agreement.

(k)

The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

(l)

The Investor has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Investment Agreement.

(m)

The execution, delivery and performance by the Investor of this Investment Agreement and the transactions contemplated herein are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and will not violate any provisions of the Investor’s charter documents, including without limitation, its incorporation or formation papers, bylaws, indenture of trust or partner or operating agreement, as may be applicable. The signature on this Investment Agreement is genuine, the signatory has been duly authorized to execute the same, and assuming this Investment Agreement constitutes a valid and binding agreement of each of SPAC and HoldCo, this Investment Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether considered at law or equity.

(n)	[Reserved]

(o)

The Investor is not, and has not at any time during the past five (5) years been, (i) a person or entity named on, or otherwise owned or controlled by or acting on behalf of, a person or entity named on, the Specially Designated Nationals and Blocked Persons List administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or on any similar list of sanctioned persons maintained by the U.S. Government, the European Union or any European Union Member State, including the United Kingdom, or a person or entity with whom transactions are restricted or prohibited by any OFAC sanctions program or any sanctions program of the European Union or any European Union Member State, including the United Kingdom or (ii) a non-U.S. shell bank or providing banking services directly or indirectly to a non-U.S. shell bank. The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided, that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), to the extent required, the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, Investor maintains policies and procedures reasonably designed to ensure compliance with sanctions and export control laws in each of the jurisdictions in which the Investor operates. The Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Shares were legally derived.

(p)

The Investor will have sufficient funds to pay the Purchase Price pursuant to Section 2 hereto at the Closing. The Investor acknowledges and agrees that its obligations hereunder are not in any way contingent or otherwise subject to: (i) the Investor consummating any financing arrangements or obtaining any financing; or (ii) the availability of any financing to the Investor or any of its affiliates.

(q)

No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in HoldCo as a result of the purchase and sale of Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over HoldCo from and after the Closing as a result of the purchase and sale of Shares hereunder.

(r)

As of the date hereof, the Investor does not have, and during the thirty (30) day period immediately prior to the date hereof the Investor has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of SPAC. Notwithstanding the foregoing, nothing in this Section 5(r) (i) shall apply to any entities under common management with the Investor (including the Investor’s controlled affiliates and/or affiliates) from entering into any such transactions; and (ii) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets, the representations set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Investment Agreement.

(s)

Investor, together with its affiliates holding the Shares, are not currently (and at all times through Closing will refrain from being or becoming) members of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) with any other person(s) acting for the purpose of acquiring, holding, voting or disposing of equity securities of HoldCo or LiveWire (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(t)	No broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Shares to Investor.

6.	SURVIVAL. All of the representations and warranties contained in this Investment Agreement shall survive the Closing until the expiration of any statute of limitations under applicable law. All of the covenants and agreements made by each party hereto in this Investment Agreement shall survive the Closing until the expiration of any statute of limitations under applicable law.

7.	REGISTRATION RIGHTS.

(a)

In the event that the Shares are not registered in connection with the consummation of the closing of the Business Combination, HoldCo agrees that HoldCo will use commercially reasonable efforts to submit or file with the SEC (at HoldCo’s sole cost and expense) a registration statement (including the prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement, the “Registration Statement”) registering the resale of the Shares, within thirty (30) calendar days after the Closing Date (the “Filing Deadline”), and HoldCo shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day after the filing thereof (or the 90th calendar day after the filing thereof if the SEC notifies HoldCo that it will “review” the Registration Statement) following the Closing Date and (ii) the fifth Business Day after the date HoldCo is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided, however, that HoldCo’s obligations to include the Shares in the Registration Statement are contingent upon the Investor furnishing in writing to HoldCo such information regarding the Investor, the securities of HoldCo held by the Investor and the intended method of disposition of the Shares as shall be reasonably requested by HoldCo to effect the registration of the Shares, and shall execute such documents in connection with such registration as HoldCo may reasonably request that are customary of a selling stockholder in similar situations, including providing that HoldCo shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement as permitted hereunder. HoldCo will use its commercially reasonable efforts to provide a draft of the Registration Statement to the Investor to review disclosure regarding the Investor at least two (2) Business Days prior to the filing thereof; and HoldCo will reasonably promptly notify the Investor promptly upon the effectiveness of the Registration Statement. HoldCo will use its commercially reasonable efforts to maintain the continuous effectiveness of the Registration Statement, until the earliest of: (i) the date on which all of the Shares may be resold without volume or manner of sale limitations pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) and without the requirement that HoldCo be in compliance with the current public information requirements under Rule 144; (ii) the date on which all of the Shares have actually been sold; and (iii) the date which is three (3) years after the Closing. For purposes of clarification, any failure by HoldCo to file the Registration Statement by the Filing Deadline or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve HoldCo of its obligations to file or obtain the effectiveness of the Registration Statement set forth in this Section 7.

(b)

In no event shall the Investor be identified as a statutory underwriter in the Registration Statement; provided, that if the SEC requires that the Investor be identified as a statutory underwriter in the Registration Statement, the Investor will have the option, in its sole and absolute discretion, to either (i) have the opportunity to withdraw from the Registration Statement upon its prompt written request to HoldCo or (ii) be included as such in the Registration Statement. Notwithstanding the foregoing, if the SEC prevents HoldCo from including any or all of the Shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 under the Securities Act for the resale of the Shares, HoldCo shall use its best efforts to ensure that the SEC determines that (1) the offering contemplated by the Registration Statement is a bona fide secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 under the Securities Act and (2) the Investor is not a statutory underwriter. If HoldCo is unsuccessful in the efforts described in the preceding sentence, then HoldCo shall cause such Registration Statement to register for resale such number of Shares which is equal to the maximum number of Shares as is permitted by the SEC; and as promptly as practicable after being permitted to register additional Shares under Rule 415 under the Securities Act, HoldCo shall amend the Registration Statement or file a new Registration Statement (such amendment or new Registration Statement shall also be deemed to be a “Registration Statement” hereunder) to register such additional Shares and cause such Registration Statement to become effective as promptly as practicable after the filing thereof.

(c)

Notwithstanding anything to the contrary in this Investment Agreement, HoldCo shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require the Investor not to sell under the Registration Statement or to suspend the effectiveness thereof, (i) if any information (e.g., compensation data) is not readily available and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of HoldCo’s Chief Executive Officer, Chief Financial Officer or General Counsel, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements, (ii) at any time HoldCo is required to file a post-effective amendment to the Registration Statement and the SEC has not declared such amendment effective (if such declaration of effectiveness is required) or (iii) if the negotiation or consummation of a transaction by HoldCo or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event, HoldCo’s Chief Executive Officer, Chief Financial Officer or General Counsel reasonably believes, upon the advice of legal counsel, would require additional disclosure by HoldCo in the Registration Statement of material information that HoldCo has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of HoldCo’s Chief Executive Officer, Chief Financial Officer or General Counsel, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that HoldCo may not delay or suspend the Registration Statement on more than two (2) occasions or for more than ninety (90) consecutive calendar days, or more than one hundred and twenty (120) total calendar days, in each case, during any twelve (12) month period. Upon receipt of any written notice from HoldCo of the happening of any Suspension Event (which notice shall not contain material non-public information) during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the Investor agrees that (A) it will immediately discontinue offers and sales of the Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144 but subject, for the avoidance of doubt, to compliance with Investor’s obligations under applicable securities laws) until the Investor receives copies of a supplemental or amended prospectus (which HoldCo agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by HoldCo that it may resume such offers and sales, and (B) it will maintain the confidentiality of any information included in such written notice delivered by HoldCo unless otherwise required by law. If so directed by HoldCo, the Investor will deliver to HoldCo or, in the Investor’s sole discretion destroy, all copies of the prospectus covering the Shares in the Investor’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply (x) to the extent the Investor is required to retain a copy of such to comply with applicable legal, regulatory, self-regulatory or professional requirements prospectus or in accordance with a bona fide pre-existing document retention policy or (y) to copies stored electronically on archival servers as a result of automatic data back-up.

(d)

HoldCo shall indemnify and hold harmless the Investor (to the extent a seller under the Registration Statement), its officers, directors, employees and agents, and each person who controls the Investor (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that such untrue statements or alleged untrue statements, omissions or alleged omissions are based upon information regarding the Investor furnished in writing to HoldCo by the Investor expressly for use therein.

(e)

The Investor shall indemnify and hold harmless HoldCo, its directors, officers, agents and employees, and each person who controls HoldCo (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against all Losses, as incurred, that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding the Investor furnished in writing to HoldCo by the Investor expressly for use therein. In no event shall the liability of the Investor be greater in amount than the dollar amount of the net proceeds received by the Investor upon the sale of the Shares giving rise to such indemnification obligation. The Investor shall notify HoldCo promptly of the institution, threat or assertion of any Action arising from or in connection with the transactions contemplated by this Section 7 of which the Investor is aware.

(f)

Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), which settlement shall not include a statement or admission of fault and culpability on the part of such indemnified party, and which settlement shall include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(g)

The indemnification provided for under this Investment Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent or controlling person or entity of such indemnified party and shall survive the transfer of securities.

(h)

If the indemnification provided under this Section 7 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of the Investor shall be limited to the net proceeds received by the Investor from the sale of Shares giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses shall be deemed to include, subject to the limitations set forth in this Section 7, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 7(h) from any person or entity who was not guilty of such fraudulent misrepresentation.

(i)

For purposes of this Section 7 of this Investment Agreement, (i) “Shares” shall mean, as of any date of determination, the Shares (as defined in the recitals to this Investment Agreement) and any other equity security issued or issuable with respect to the Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or otherwise, and (ii) “Investor” shall include any affiliate of the Investor to which the Investor’s rights under this Investment Agreement shall have been duly assigned.

8.

TERMINATION. This Investment Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms without being consummated (b) upon the mutual written agreement of each of the parties hereto to terminate this Investment Agreement, (c) 30 days after the Agreement End Date (as defined in the Transaction Agreement as in effect on the date hereof), if the Closing has not occurred by such date other than as a result of a breach of Investor’s obligations hereunder, or (d) if any of the conditions to Closing set forth in Section 2 of this Investment Agreement are (i) not satisfied or waived prior to the Closing or (ii) not capable of being satisfied on the Closing and, in each case of (i) and (ii), as a result thereof, the transactions contemplated by this Investment Agreement will not be and are not consummated at the Closing (the termination events described in clauses (a)–(d) above, collectively, the “Termination Events”); provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. HoldCo shall notify the Investor of the termination of the Transaction Agreement promptly after the termination of such agreement. Upon the occurrence of any Termination Event, the Investment Agreement shall be void and of no further effect, and the Purchase Price paid by Investor to HoldCo (if any) in connection herewith shall promptly (and in any event within three (3) Business Days) be returned in full to Investor by wire transfer of U.S. dollars in immediately available funds to the account specified by Investor, without any deduction for or on account of any tax withholding, charges or set-off.

9.	TRUST ACCOUNT WAIVER.

(a)

The Investor acknowledges that SPAC is a blank check company with the powers and privileges to effect the Business Combination. The Investor further acknowledges that, as described in the final prospectus relating to SPAC’s initial public offering (the “IPO”) filed with the SEC on October 2, 2020 (the “Prospectus”), (i) as of the date hereof, substantially all of SPAC’s assets consist of the cash proceeds of the IPO and private placements of its securities conducted prior to or in conjunction with the IPO, (ii) substantially all of those proceeds have been deposited into a trust account (collectively, with interest accrued from time to time thereon, the “Trust Account”) for the benefit of SPAC, its public shareholders and certain other parties (including the underwriters of SPAC’s IPO), and (iii) the funds held from time to time in the Trust Account may only be released upon certain conditions. The Investor agrees and acknowledges that, except as otherwise described in the Prospectus and released to SPAC to pay SPAC’s income taxes, SPAC may not disburse monies from the Trust Account: (1) to SPAC, until the completion of SPAC’s business combination (as such term is used in the Prospectus), or (2) SPAC’s public shareholders, until the earliest of (a) the completion of the Business Combination, and then only in connection with those shares that such public shareholder properly elected to redeem, subject to the limitations described in the Prospectus, (b) the redemption of any public shares properly tendered in connection with a shareholder vote to amend SPAC’s amended and restated memorandum and articles of association (A) to modify the substance or timing of SPAC’s obligation to provide holders of SPAC’s public shares the right to have their shares redeemed in connection with the Business Combination or to redeem 100% of SPAC’s public shares if SPAC does not complete SPAC’s Business Combination within 24 months from the closing of the IPO or (B) with respect to any other provision relating to the rights of holders of SPAC’s public shares, and (c) the redemption of SPAC’s public shares if SPAC has not consummated its Business Combination within 24 months from the closing of the IPO, subject to applicable law. To the extent the Investor, its shareholders or any of its affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SPAC or SPAC’s Representatives, which proceeding seeks, in whole or in part, monetary relief against SPAC or SPAC’s Representatives, the Investor hereby acknowledges and agrees that the Investor’s, its shareholders’ and its affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit the Investor, or its affiliates or shareholders (or any person claiming on any of their behalves or in lieu of any of them) to have any right, title and interest, or any claim of any kind they have or may have in the future against the Trust Account (including any distributions therefrom) or any amounts contained therein.

10.	SECURITIES LAW MATTERS.

(a)	It is understood that, except as provided below, book entry accounts evidencing the Shares must bear the following legends:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER THAT THESE SECURITIES MAY BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED ONLY (I) TO THE ISSUER OR A SUBSIDIARY THEREOF, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (III) OUTSIDE THE UNITED STATES PURSUANT TO REGULATION S UNDER THE SECURITIES ACT OR (IV) IN A TRANSACTION THAT IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS AND THE APPLICABLE LAWS OF ANY OTHER JURISDICTION.

(b)

Notwithstanding the foregoing, HoldCo shall use its commercially reasonable efforts, to provide the Investor with a like number of shares not bearing such legend upon the request of the Investor (or, at HoldCo’s option, have such legend removed from the Shares) at such time as such restrictions are no longer applicable; provided, that the Investor provides any materials related thereto requested by HoldCo.

(c)

As long as the Investor shall own any of the Shares and such Shares shall not be included in the Registration Statement, and such Shares are “restricted securities” (as defined in Rule 144), HoldCo covenants to use its commercially reasonable efforts to make and keep public information available (as those terms are understood and defined in Rule 144) and file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by HoldCo after the Closing pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Investor with true and complete copies of all such filings to enable the Investor to resell the Shares pursuant to Rule 144; provided, that any documents publicly filed or furnished with the SEC pursuant to the SEC’s Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Investor pursuant to this Section 10(c).

11.	MISCELLANEOUS.

(a)

Press Releases and Other Public Communications. All press releases or other public communications relating to the transactions contemplated hereby between HoldCo and the Investor, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior approval of (i) HoldCo, and (ii) to the extent such public communication references the Investor, the Investor; provided, that neither HoldCo nor the Investor shall be required to obtain consent pursuant to this Section 11(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11(a). The restriction in this Section 11(a) shall not apply to the extent the public announcement is required by applicable securities law, any governmental authority or stock exchange rule; provided, however, that in such an event, the applicable party shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing. In addition, this Section 11(a) shall not apply to any press release or other public communication that relates to the Contemplated Cooperation or is permitted pursuant to the Commercial agreement, all of which shall be governed solely by the terms of the Commercial Agreement.

(b)	Cleansing Disclosure; Investor-Related Disclosure.

(i)

SPAC shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Investment Agreement (the “Disclosure Time”), issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated by this Investment Agreement and by each of the Transaction Agreement, the Separation Agreement, the PIPE Subscription Agreements and the Commercial Agreement. From and after the Disclosure Time, SPAC represents to the Investor that it shall have publicly disclosed all material, non-public information delivered to the Investor by SPAC or any of its officers, directors, employees or agents, in connection with the transactions contemplated by this Investment Agreement and by each of the Transaction Agreement, the Separation Agreement, the PIPE Subscription Agreements and the Commercial Agreement; and from and after the earlier of the Disclosure Time and the issuance or filing of the Disclosure Document, Investor shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with SPAC or any of its respective officers, directors, employees, agent or affiliates with respect to the transactions contemplated by this Investment Agreement and by each of the Transaction Agreement, the Separation Agreement, the PIPE Subscription Agreements and the Commercial Agreement.

(ii)

The Investor hereby consents to the publication and disclosure in any press release issued by HoldCo, SPAC or HD, any Form 8-K filed by HoldCo, SPAC or HD with the SEC in connection with the execution and delivery of the Transaction Agreement or the transactions contemplated thereby and the Registration Statement (as defined in the Transaction Agreement) (and, as and to the extent otherwise required by the federal securities laws, exchange rules, the SEC or any other securities authorities or any rules and regulations promulgated thereby, any other documents or communications provided by HoldCo, SPAC or HD to any governmental entity or to any securityholders of HoldCo, SPAC or HD) of the Investor’s identity and beneficial ownership of the Shares and the nature of the Investor’s commitments, arrangements and understandings under and relating to this Investment Agreement (“Investor-Related Disclosure”) and, if deemed appropriate by HoldCo, HD or SPAC, a copy of this Investment Agreement, all solely to the extent required by applicable law or any regulation or stock exchange listing requirement. HoldCo, SPAC and LiveWire shall use commercially reasonable efforts to afford the Investor and its counsel an opportunity to review any proposed Investor-Related Disclosure reasonably prior to its public disclosure and will consider in good faith any reasonable comments the Investor may make on such proposed Investor-Related Disclosure (it being understood and agreed that in no event shall such Investor-Related Disclosure exceed the scope or substance of information disclosed by HoldCo with respect to HD). The Investor will promptly provide any information reasonably requested by HoldCo, HD or SPAC for any regulatory application or filing made or approval sought in connection with the Business Combination (including filings with the SEC) to the extent readily available and to the extent consistent with its internal policies and procedures.

(c)

Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

(i)	If to SPAC or HoldCo:

AEA-Bridges Impact Corp.

PO Box 1093, Boundary Hall, Cricket Square

Grand Cayman, KY-1102, Cayman Islands

Attention: Co-Chief Executive Officers

with copies to (which shall not constitute notice):

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention: Christian O. Nagler

Email:       christian.nagler@kirkland.com

Latham & Watkins LLP

811 Main St.

Houston, TX 77002

Attention:    Ryan J. Maierson

    Jason Morelli

Email:          ryan.maierson@lw.com

    jason.morelli@lw.com

(ii)	If to the Investor, to

[ ☐ ]

with copies to (which shall not constitute notice):

[ ☐ ]

(d)

Successors and Assigns. No party hereto shall transfer or assign this Investment Agreement or any part hereof without the prior written consent of each of the other parties and any such assignment without such prior written consent shall be void. Subject to the foregoing, this Investment Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

(e)	Further Assurances. Each party hereto shall (i) execute and deliver such additional documents and use reasonable best efforts to take such additional actions as the parties reasonably may deem to be practical and necessary and (ii) use reasonable best efforts to obtain all material consents and approvals of third parties (including Governmental Authorities) that such party is required to obtain, in each case, in order to consummate the investment as contemplated by this Investment Agreement (including such consents and approvals as may be required to give effect to HoldCo’s obligations under Section 7 hereof). Without limiting the foregoing, HoldCo may request from the Investor such additional information as HoldCo may deem necessary to obtain any material consents and approvals of third parties (including Governmental Authorities), and the Investor shall provide such information as may reasonably be requested. The Investor acknowledges and agrees that if it does not provide HoldCo with such requested information, HoldCo may not be able to register the Investor’s Shares for resale pursuant to Section 7 hereof.

(f)

Entire Agreement. This Investment Agreement (including the schedule and any exhibits hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as otherwise set forth herein, this Investment Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and assigns.

(g)

Invalidity. If any provision of this Investment Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Investment Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid, illegal or unenforceable in any respect under the laws governing this Investment Agreement, they shall take any actions reasonably necessary to render the remaining provisions of this Investment Agreement valid and enforceable to the fullest extent permitted by law and, to the extent reasonably necessary, shall amend or otherwise modify this Investment Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

(h)

Headings; Counterparts. The headings in this Investment Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Investment Agreement. This Investment Agreement may be executed in one or more counterparts (including by electronic mail or other electronic submission, including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(i)

Governing Law. This Investment Agreement, and all claims or causes of action based upon, arising out of, or related to this Investment Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

(j)

Consent to Jurisdiction. Any proceeding or Action based upon, arising out of or related to this Investment Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding or Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and agrees not to bring any proceeding or Action arising out of or relating to this Investment Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 11(j). Each party acknowledges and agrees that any controversy which may arise under this Investment Agreement and the transactions contemplated hereby is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably, unconditionally and voluntarily waives any right such party may have to a trial by jury in respect of any Action, suit or proceeding directly or indirectly arising out of or relating to this Investment Agreement or any of the transactions contemplated hereby. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS INVESTMENT AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(k)

Remedies. Each party hereto agrees that irreparable damage would occur in the event that any of the provisions of this Investment Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Investment Agreement and to specific enforcement of the terms and provisions of this Investment Agreement, in addition to any other remedy to which it is entitled at law, in equity, in contract, in tort or otherwise. In the event that any Action shall be brought in equity to enforce the provisions of this Investment Agreement, the defending party shall not allege, and such party hereby waives the defense, that there is an adequate remedy at law, and such party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

(l)

Expenses. Each party hereto shall be responsible for and pay its own expenses incurred in connection with this Investment Agreement, including all fees of its legal counsel, financial advisers and accountants.

(m)	Third-Party Beneficiaries. The parties hereto agree that HD and SPAC are express third-party beneficiaries of, and may enforce HoldCo’s and their rights with respect to, this Investment Agreement.

(n)

Independent Rights and Obligations. For the avoidance of doubt, all obligations of the Investor hereunder are separate and several from the obligations of any PIPE Investor. Nothing contained herein or in any PIPE Subscription Agreement, and no action taken by the Investor or any PIPE Investors pursuant hereto or thereto, shall be deemed to constitute the Investor and any PIPE Investor(s) as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investor and any PIPE Investor(s) are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Investment Agreement and the PIPE Subscription Agreements. The Investor shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Investment Agreement, and it shall not be necessary for any PIPE Investor to be joined as an additional party in any proceeding for such purpose.

12.

NO HEDGING. The Investor agrees that, from the date hereof until the Closing Date or the earlier termination of this Investment Agreement, none of the Investor or any person or entity acting on behalf of the Investor or pursuant to any understanding with the Investor will engage in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or similar instrument, including without limitation equity repurchase agreements and securities lending arrangements, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale, loan, pledge or other disposition or transfer (whether by the Investor or any other person), in each case, solely to the extent it has the same economic effect as a “short sale” (as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act), of any economic consequences of ownership (excluding, for the avoidance of doubt, any consequences resulting solely from foreign exchange fluctuations), in whole or in part, directly or indirectly, physically or synthetically, of any Shares or any securities of SPAC prior to the Closing, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of securities of SPAC, in cash or otherwise, or to publicly disclose the intention to undertake any of the foregoing; provided, however, that the provisions of this Section 12 shall not apply to long sales (including sales of securities held by the Investor, its controlled affiliates or any person or entity acting on behalf of the Investor or any of its controlled affiliates prior to the date hereof and securities purchased by the Investor in the open market after the date hereof) other than those effectuated through derivative transactions and similar instruments. Notwithstanding the foregoing, nothing in this Section 12 (i) shall prohibit any entities under common management with the Investor that have no knowledge (constructive or otherwise) of this Investment Agreement or of Investor’s participation in the transactions contemplated hereby from entering into any of the transactions set forth in the first sentence of this Section 12; and (ii) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers or desks manage separate portions of such Investor’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, this Section 12 shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Investment Agreement.

13.

NON-RELIANCE. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation, other than the SEC Reports and the statements, representations and warranties explicitly contained in this Investment Agreement, in making its decision to purchase the Shares hereunder.

14.

EQUAL TREATMENT. In the event that HoldCo, SPAC or LiveWire, on or prior to the closing date of the Business Combination, shall enter into with any Comparable Investor (as defined below) any agreement (including any side letter or similar letter or any amendment, modification or waiver of the terms of any existing agreement) that has the effect of establishing rights or terms in favor of or otherwise benefiting such Comparable Investor with respect to the subscription for, or purchase of, newly issued equity securities of HoldCo (including by reducing liabilities or obligations of such Comparable Investor or by resulting in an effective lower Per-Share Price than that paid by the Investor hereunder (including through the issuance or grant of warrants or options)) that are more favorable in any material respect than such rights or terms established in favor of the Investor hereunder (“Additional Rights”), the Investor, SPAC and HoldCo shall promptly amend and restate this Agreement to provide Investor with such Additional Rights. A “Comparable Investor” means any person investing in or subscribing for any newly issued securities of HoldCo in connection with the closing of the Business Combination for an aggregate amount of consideration that is equal to or less than the Purchase Price payable by the Investor hereunder. For the avoidance of doubt, in no event shall HD or AEA-Bridges Impact Sponsor LLC or any of their respective affiliates be deemed to be a Comparable Investor for any purpose hereunder.

15.

NON-RECOURSE. This Investment Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to any breach of any term or condition of this Investment Agreement may only be brought against, the entities that are expressly named as parties hereto and then only to the extent of the specific obligations set forth herein with respect to such party.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have executed this Investment Agreement on the day and year first above written.

AEA-BRIDGES IMPACT CORP.

By:
Name:
Title:

[Signature Page to Investment Agreement]

LW EV HOLDINGS, INC.

By:
Name:
Title:

[Signature Page to Investment Agreement]

Investor:

[ ☐ ]

By:
Name:
Title:

[Signature Page to Investment Agreement]

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

[Intentionally Omitted]

Annex O

AEA-Bridges Impact Corp.

PO Box 1093

Boundary Hall, Cricket Square

Grand Cayman KY1-1102

Cayman Islands

INSIDER LETTER AGREEMENT

This LETTER AGREEMENT (this “Agreement”), dated as of December 12, 2021, is made by and among AEA-Bridges Impact Corp., an exempted company incorporated in the Cayman Islands (“SPAC”) and AEA-Bridges Impact Sponsor LLC, an exempted company incorporated in the Cayman Islands with limited liability (the “Sponsor”), John Garcia, John Replogle and George Serafeim (each, an “Insider” and, collectively, the “Insiders”) and certain other officers and directors of SPAC. SPAC, the Sponsor and the Insiders shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, SPAC, Harley-Davidson, Inc., a Wisconsin corporation (“HD”), LiveWire EV, LLC, a Delaware limited liability company (the “Company”), the Sponsor, LW EV Holdings, Inc., a Delaware corporation (“HoldCo”) and LW EV Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of HoldCo, entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated, supplemented, modified or waived from time to time in accordance with its terms, the “Business Combination Agreement”);

WHEREAS, SPAC and the Insiders entered into that certain letter agreement, dated as of October 1, 2020 (the “Insider Letter Agreement”), pursuant to which the Insiders agreed to certain transfer restrictions on SPAC Ordinary Shares and SPAC Ordinary Warrants;

WHEREAS, the Sponsor, the Company, HoldCo and Mr. Garcia entered into that certain letter agreement, dated as of December 12, 2021, pursuant to which the Sponsor and Mr. Garcia agreed to certain transfer restrictions on SPAC Ordinary Shares and SPAC Ordinary Warrants; and

WHEREAS, the Sponsor, the Company, HoldCo, Mr. Garcia, Mr. Replogle and Mr. Serafeim have agreed to enter into that certain registration rights agreement at the consummation of the Business Combination.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1. Termination of Lock-up Period. SPAC and each of the Insiders respectively hereby agree that effective as of the execution of the Business Combination Agreement (and not before), Section 5 of the Insider Letter Agreement, but only with respect to each of the Insiders, shall be amended and restated in its entirety as follows:

“5. Reserved.”

The amendment and restatement set forth in this Section 1 shall be void and of no force and effect with respect to the Insider Letter Agreement if the Business Combination Agreement shall be terminated for any reason in accordance with its terms.

2. Amendments. Any provision of this Agreement may be amended or modified in whole or in part only by an agreement in writing and signed by the Parties. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

3. Several and Not Joint. The agreements set forth herein shall be several (and not joint or joint and several) agreements of each Party.

[signature pages follows]

AEA-BRIDGES IMPACT CORP.

By:	/s/ John Garcia
Name:	John Garcia
Title:	Co-Chief Executive Officer

AEA-BRIDGES IMPACT SPONSOR LLC

By:	/s/ John Garcia
Name:	John Garcia
Title:	Co-Chief Executive Officer

/s/ John Garcia
John Garcia

/s/ John Replogle
John Replogle

/s/ George Serafeim
George Serafeim

Annex P

Certain portions of this Exhibit have been redacted pursuant to Item 601(b)(10) of Regulation S-K and, where applicable, have been marked with “[***]” to indicate where redactions have been made. The marked information has been redacted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

INTELLECTUAL PROPERTY LICENSE AGREEMENT

by and between

Harley-Davidson, Inc.

and

LiveWire EV, LLC

Dated [ ● ]

This Intellectual Property License Agreement (this “Agreement”) is entered into as of [ ● ], 2022, by and between Harley-Davidson, Inc., a Wisconsin corporation (“HD”), and LiveWire EV, LLC, a Delaware limited liability company (“LiveWire”). HD and LiveWire are each referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not defined herein shall have the meaning set forth in the Separation Agreement (as defined below).

RECITALS

WHEREAS, HD, acting together with its Subsidiaries, currently conducts the Harley Business and the LiveWire Business;

WHEREAS, the Parties have entered into that certain Separation Agreement dated as of the date hereof (the “Separation Agreement”), pursuant to which the LiveWire Business has been separated from the Harley Business and transferred to LiveWire; and

WHEREAS, in connection with the Separation, HD is willing to grant to LiveWire, and LiveWire is willing to accept, a license to the HD Licensed Intellectual Property (as defined below), and LiveWire is willing to grant to HD, and HD is willing to accept, a license to the LiveWire Licensed Intellectual Property (as defined below), on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1    Definitions. As used in this Agreement, capitalized terms shall have the meaning set forth in this Article I or elsewhere in the body of this Agreement, or if not defined herein, in the Separation Agreement.

“Affiliate” means, when used with respect to a specified Person, a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person. For the purpose of this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise. It is expressly agreed that for purposes of this Agreement, from and after the Separation Time, (i) no member of the HD Group shall be deemed to be an Affiliate of any member of the LiveWire Group, (ii) no member of the LiveWire Group shall be deemed to be an Affiliate of any member of the HD Group and (iii) no joint venture formed after the Separation Time solely between one or more members of the HD Group, on the one hand, and one or more members of the LiveWire Group, on the other hand, shall be deemed to be an Affiliate of, or owned or controlled by, any member of the HD Group or the LiveWire Group for the purposes of this Agreement.

“HD Licensed Intellectual Property” means (i) all Intellectual Property owned by HD or its Affiliates and used or held for use in the LiveWire Business as of the Separation Time, (ii) without limiting the foregoing, the Intellectual Property that is owned by HD or its Affiliates and listed on Schedule A attached hereto, together with all foreign counterparts thereof, and (iii) HD Improvements, but excluding, in each case of (i) and (iii), Intellectual Property related to motorcycle riding apparel and related general merchandise and, for the avoidance of doubt, proprietary manufacturing technology.

“HD Products” means all original equipment, parts, accessories, goods and services manufactured, sold or offered for sale by HD or its Subsidiaries.

“HD Segments” means the Large Cruiser, Touring and Adventure Touring markets, as currently understood within the motorcycle industry.

“Improvements” means all modifications, enhancements, derivative works and improvements of Intellectual Property.

“Intellectual Property” means all intellectual property rights in any and all jurisdictions throughout the world, including all patents, copyrights, mask works, trade secrets, and any other intellectual property rights in know-how, inventions, data, designs, methods, processes and other confidential or proprietary information; but excluding any Trademarks or Software.

“Joint Development Agreement” means that certain Joint Development Agreement dated as of the date hereof, by and between HD and Livewire.

“LiveWire Licensed Intellectual Property” means (i) all Intellectual Property owned by LiveWire or its Affiliates as of the Separation Time, and (ii) LW Improvements.

“LiveWire Products” means all original equipment, parts, accessories, goods and services manufactured, sold or offered for sale by LiveWire or its Subsidiaries within the field of the LiveWire Business.

“Next Generation Vehicle” means a completely new vehicle model or a “redesigned” vehicle model, but not a “carryover” or “model refresh,” as such terms are generally understood in the automotive industry.

“Subsidiary” means, with respect to any Person, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its respective Subsidiaries. It is expressly agreed that for purposes of this Agreement, from and after the Separation Time, (i) no member of the HD Group shall be deemed to be a Subsidiary of any member of the LiveWire Group, (ii) no member of the LiveWire Group shall be deemed to be a Subsidiary of any member of the HD Group and (iii) no joint venture formed after the Separation Time solely between one or more members of the HD Group, on the one hand, and one or more members of the LiveWire Group, on the other hand, shall be deemed to be a Subsidiary of, or owned or controlled by, any member of the HD Group or the LiveWire Group for the purposes of this Agreement.

ARTICLE II

INTELLECTUAL PROPERTY LICENSES AND OWNERSHIP

Section 2.1    HD Licensed Intellectual Property. Effective as of the Separation Time, on the terms and conditions set forth herein, HD hereby grants to LiveWire and its Subsidiaries a perpetual, worldwide, royalty-free (except as provided in Section 2.4(d)), fully paid up, non-exclusive, non-sublicensable (except as set forth below), non-transferable (except in connection with a permitted assignment pursuant to Section 6.2) license to the HD Licensed Intellectual Property for the purpose of making, having made, using, selling, offering for sale and importing LiveWire Products. The foregoing license includes the right to reproduce, publish, display, transmit, copy, and otherwise use and exploit the HD Licensed Intellectual Property, in connection with and in support of the foregoing. The foregoing license shall also be sublicensable to third parties solely in connection with the provision of services to LiveWire, and not, for the avoidance of doubt, for use by any third party for such third party’s own brands or benefit. LiveWire shall require such permitted sublicensees in writing to comply with the limited scope of any such sublicense, and with the confidentiality obligations set forth in Article IV. LiveWire shall be liable for any noncompliance of its permitted sublicensees with this Agreement. Upon HD’s request from time to time, LiveWire shall provide HD a list of all of its then-current sublicensees.

Section 2.2    LiveWire Licensed Intellectual Property.

(a)    Effective as of the Separation Time, on the terms and conditions set forth herein, LiveWire hereby grants to HD and its Subsidiaries a perpetual, worldwide, royalty-free (except as provided in Section 2.2(b) or Section 2.4(d)), fully paid up, non-exclusive, non-sublicensable (except as set forth below), non-transferable (except in connection with a permitted assignment pursuant to Section 6.2) license to the LiveWire Licensed Intellectual Property for the purpose of making, having made, using, selling, offering for sale and importing HD Products. The foregoing license includes the right to reproduce, publish, display, transmit, copy, and otherwise use and exploit the LiveWire Licensed Intellectual Property, in connection with and in support of the foregoing. The foregoing license shall also be sublicensable to third parties solely in connection with the provision of services to HD, and not, for the avoidance of doubt, for use by any third party for such third party’s own brands or benefit. HD shall require such permitted sublicensees in writing to comply with the limited scope of any such sublicense, and with the confidentiality obligations set forth in Article IV. HD shall be liable for any non-compliance of its permitted sublicensees with this Agreement. Upon LiveWire’s request from time to time, HD shall provide LiveWire a list of all of its then-current sublicensees.

(b)    If HD desires to sell any HD Products that incorporate LiveWire Licensed Intellectual Property outside of the HD Segments during the seven (7) year period following the Separation Time then HD shall notify LiveWire and the Parties shall negotiate in good faith on a reasonable royalty to be paid by HD on such sales; provided that no such royalty shall be payable on HD’s sale, service or maintenance of LiveWire branded HD motorcycles or related LiveWire parts and accessories.

Section 2.3    Ownership; Reservation of Rights.

(a)    HD hereby acknowledges and agrees that, as between the Parties, LiveWire is the sole and exclusive owner of all right, title and interest in and to the LiveWire Licensed Intellectual Property. Nothing in this Agreement grants HD or its Subsidiaries any right, title or interest in or to the LiveWire Licensed Intellectual Property other than pursuant to the license granted herein, nor does anything in this Agreement restrict or prevent LiveWire or its Affiliates from using the LiveWire Licensed Intellectual Property for any purpose in any field. All rights in and to the LiveWire Licensed Intellectual Property that are not expressly granted to HD hereunder are reserved by LiveWire and its Affiliates.

(b)    LiveWire hereby acknowledges and agrees that, as between the Parties, HD is the sole and exclusive owner of all right, title and interest in and to the HD Licensed Intellectual Property. Nothing in this Agreement grants LiveWire or its Subsidiaries any right, title or interest in or to the HD Licensed Intellectual Property other than pursuant to the license granted herein. Nothing in this Agreement restricts or prevents HD or its Affiliates from using the HD Licensed Intellectual Property for any purpose in any field. All rights in and to the HD Licensed Intellectual Property that are not expressly granted to LiveWire hereunder are reserved by HD and its Affiliates.

Section 2.4    Improvements.

(a)    If at any time HD or any of its Subsidiaries creates (directly or indirectly) any Improvements to the HD Licensed Intellectual Property, then as between the Parties, all right, title and interest, including all Intellectual Property rights, in and to such Improvements shall be owned exclusively by HD (“HD Improvements”).

(b)    If at any time LiveWire or any of its Subsidiaries creates (directly or indirectly) any Improvements to the LiveWire Licensed Intellectual Property, then as between the Parties, all right, title and interest, including all Intellectual Property rights, in and to such Improvements shall be owned exclusively by LiveWire (“LW Improvements”).

(c)    HD shall have the right to make Improvements to the LiveWire Licensed Intellectual Property, and LiveWire shall have the right to make Improvements to the HD Licensed Intellectual Property. Any such

Improvements shall be owned jointly by the Parties, without right of accounting (“Jointly-Owned Improvements”). For the avoidance of doubt (i) each Party shall have the right to grant licenses under its interest in the Jointly-Owned Improvements as it deems appropriate without the consent of, or any obligation to, the other Party, including any duty to account and (ii) the creation of Jointly-Owned Improvements shall confer no additional right, title or interest in or to the underlying Intellectual Property to either Party. Each Party will notify the other on a periodic basis at a frequency to be mutually agreed by the Parties from time to time of any Jointly-Owned Improvements created by such Party. Each Party shall keep contemporaneously prepared written records sufficient to document the conception of Jointly-Owned Improvements that it creates, and will provide such documentation to the other Party on such periodic basis. Notwithstanding the foregoing, in the case of any Improvements arising in connection with the Joint Development Agreement, the provisions of the Joint Development Agreement with respect to ownership of such Improvements shall apply.

(d)    If any Improvements are exclusively introduced by a Party in a Next Generation Vehicle, and the other Party desires to sell products that incorporate such Improvements, then the licensee Party shall notify the licensor Party, and the Parties shall negotiate in good faith on a reasonable royalty (if any) to be paid by the licensee Party for the use of such Improvements in the relevant products.

Section 2.5    Determination of Royalties. Promptly following delivery of a notice pursuant to Section 2.2(b) or Section 2.4(d), HD’s Head of Engineering and LiveWire’s Head of EV Technology (or such other persons as determined by the Parties) shall meet in person, or by telephone or video, and shall use reasonable efforts, acting in good faith, to determine a reasonable royalty for the use of the applicable technology. In determining a reasonable royalty, the following factors will be considered, to the extent applicable: (a) the royalties that are paid for licensing similar technology in the relevant industry (adjusted for differences in license scope, etc.), (b) the royalties received by the licensor from third parties for licensing the same or similar technology (adjusted for differences in license scope, etc.), (c) the financial impact that the use of the licensed technology by the licensee is reasonably expected to have on the licensor, (d) any applicable royalty-stacking issues, and (f) all other relevant factors. In determining a reasonable royalty with respect to any Improvement, in addition to the foregoing, the following factors will be considered: (x) the extent to which the Improvement is an advancement over the pre-existing technology owned or used by the licensee, (y) how much the features of the Improvement increase the value of the relevant vehicle, and (z) how much consumers care about the features of the Improvement. In the event that the Parties’ representatives cannot, despite good faith efforts, agree on a reasonable royalty within fourteen (14) days after the date of such notice (a “Dispute”), the Dispute may be referred by either Party to an appropriate member of HD’s senior leadership team, or such member’s designee, and an appropriate member of LiveWire’s senior leadership team, or such member’s designee (such designated members, the “Dispute Committee”). The Parties shall attempt in good faith to resolve the Dispute by negotiation between their respective representatives on the Dispute Committee. The Parties agree that the members of the Dispute Committee shall have full and complete authority on behalf of their respective Parties to resolve the Dispute. If the Dispute Committee fails to reach agreement on a reasonable royalty within thirty (30) days of the date of referral of the Dispute to the Dispute Committee, either Party may seek to resolve the Dispute by bringing an action in the Chosen Courts pursuant to Section 6.13.

Section 2.6    Acknowledgements and Covenants.

(a)    Each Party hereby acknowledges and agrees that it shall not at any time claim ownership or challenge the validity of the Intellectual Property licensed to it hereunder anywhere in the world.

(b)    Each Party hereby acknowledges and agrees that, except as expressly set forth in this Agreement, the Separation Agreement, the Transition Services Agreement or any other Ancillary Agreement, the other Party has no obligation whatsoever to provide support, maintenance, advice, services or any other assistance or any documentation or technical information of any kind in connection with the Intellectual Property licensed by such Party hereunder.

(c)    Each Party hereby acknowledges and agrees that, except as expressly set forth in this Agreement, the other Party shall have no responsibility with respect to the past, present or future validity, subsistence, enforceability, application and/or registration of any of the Intellectual Property licensed by such Party hereunder and may make decisions with respect to the prosecution, maintenance, abandonment, or lapse of all such Intellectual Property in its sole and absolute discretion.

(d)    HD, on behalf of itself and its Affiliates, hereby covenants to LiveWire that none of HD or its Affiliates shall bring any Action against LiveWire or its Affiliates that alleges that the sale of (i) LiveWire Products as they exist as of the Separation Time, or (ii) any LiveWire Products supplied to LiveWire by HD, infringes or violates any trade dress rights owned by HD or its Affiliates.

ARTICLE III

INTELLECTUAL PROPERTY PROTECTION

Section 3.1    Prosecution.

(a)    HD shall have the first right to pursue and obtain patents, or register any other intellectual property rights for Jointly-Owned Improvements to HD Licensed Intellectual Property, jointly in the name of both Parties, in HD’s sole discretion and at its expense, including but not limited to preparing, filing, prosecuting and maintaining patent applications and patents claiming inventions related to such Jointly-Owned Improvements and conducting any interferences, re-examinations, inter partes reviews, reissues, oppositions or requests for patent term extension or governmental equivalents thereto. In the event that HD does not seek to file, prosecute or maintain any such Intellectual Property protection, then LiveWire shall have the option at its discretion and expense to seek such protection, but without affecting the ownership and license provisions set forth in Article II.

(b)    LiveWire shall have the first right to pursue and obtain patents or register any other intellectual property rights for Jointly-Owned Improvements to LiveWire Licensed Intellectual Property, jointly in the name of both Parties, in LiveWire’s sole discretion and at its expense, including preparing, filing, prosecuting and maintaining patent applications and patents claiming inventions related to such Jointly-Owned Improvements and conducting any interferences, re-examinations, inter partes reviews, reissues, oppositions or requests for patent term extension or governmental equivalents thereto. In the event that LiveWire does not seek to file, prosecute or maintain any such Intellectual Property protection, then HD shall have the option at its discretion and expense to seek such protection, but without affecting the ownership and license provisions set forth in Article II.

(c)    Each Party shall, at its own expense, reasonably cooperate with and assist the other Party in connection with the Intellectual Property prosecution process concerning Jointly-Owned Improvements, at the other Party’s request, including by making inventors available as reasonably necessary, and by executing any documents or instruments, or performing such other acts, as reasonably requested by the other Party. The prosecuting Party will provide the non-prosecuting Party the opportunity to review and comment on documents to be filed in connection with the prosecution process a reasonable time in advance of applicable filing dates and prosecution deadlines, and will provide the non-prosecuting Party with copies of any substantive documents received in connection with the prosecution if the non-prosecuting Party requests such documents. To the extent necessary to carry out the process of obtaining any patent rights in the Jointly-Owned Improvements as set forth in this Agreement, the Parties consent to disclosure to the United States Patent and Trademark Office (“USPTO”) of information necessary to fulfill the requirements of 35 U.S.C. §103(c) including a declaration that: (A) the claimed invention was made by or on behalf of the Parties to this Agreement; (B) the claimed invention was made as a result of activities subject to this Agreement; and (C) the claimed invention is owned or is subject to an Q-obligation of assignment as set forth in this Agreement. The Parties also agree to disclose to the USPTO the names of the Parties to this Agreement.

Section 3.2    Enforcement.

(a)    In the event that either Party becomes aware of any actual or potential third-party infringement, misappropriation or other violation (an “Infringement”) of any HD Licensed Intellectual Property, LiveWire

Licensed Intellectual Property or Jointly-Owned Improvements, it shall promptly notify the other Party. HD will have the sole right, but not the obligation to commence, prosecute and fully control any action or proceeding against any Person with respect to any Infringement (an “Enforcement Action”) of any HD Licensed Intellectual Property, and LiveWire will have the sole right, but not the obligation to commence, prosecute and fully control any Enforcement Action with respect to the LiveWire Licensed Intellectual Property.

(b)    HD will have the first right, but not the obligation, to commence, prosecute and fully control any Enforcement Action against any Person with respect to any Infringement of any Jointly-Owned Improvements to HD Licensed Intellectual Property, in each case, at its expense, by counsel of its choice and in the country/forum of its choice; provided that, if HD does not either commence such Enforcement Action or persuade the alleged infringer to desist within a period of one-hundred-twenty (120) days after first learning of such Infringement, then LiveWire shall have the right to commence, prosecute and control, at its expense, any such Enforcement Action by counsel of its choice and in the country/forum of its choice.

(c)    LiveWire will have the first right, but not the obligation, to commence, prosecute and fully control any Enforcement Action against any Person with respect to any Infringement of any Jointly-Owned Improvements to LiveWire Licensed Intellectual Property, in each case, at its expense, by counsel of its choice and in the country/forum of its choice; provided that, if LiveWire does not either commence such Enforcement Action or persuade the alleged infringer to desist within a period of one-hundred-twenty (120) days after first learning of such Infringement, then HD shall have the right to commence, prosecute and control, at its expense, any such Enforcement Action by counsel of its choice and in the country/forum of its choice.

(d)    The Party commencing an Enforcement Action with respect to Jointly-Owned Intellectual Property (the “Prosecuting Party”) shall have the right to enter into a settlement, consent judgment or other voluntary final disposition of any such Enforcement Action. The Prosecuting Party may join the non-Prosecuting Party as a party plaintiff in any such Enforcement Action, provided that the non-Prosecuting Party is represented in such Enforcement Action at the Prosecuting Party’s expense. The non-Prosecuting Party shall give the Prosecuting Party reasonable assistance and authority to file and to prosecute such Enforcement Action on its behalf at the Prosecuting Party’s expense. The Prosecuting Party shall indemnify and defend the non-Prosecuting Party from and against any and all counterclaims brought by the defendant in the Enforcement Action that relate to the Intellectual Property rights subject to Infringement (including counterclaims that such Intellectual Property rights are invalid or unenforceable, or that the enforcement of such Intellectual Property rights are an antitrust violation). Unless otherwise agreed by the Parties, any damages or other monetary awards recovered in such Enforcement Action shall be distributed as follows: (i) the proceeds shall first be used to reimburse the Parties equally for their out-of-pocket costs and expenses (including reasonable attorney’s fees) of such Enforcement Action, until at least one of the Parties has fully recovered such out-of-pocket costs and expenses; (ii) the proceeds shall then be used to reimburse any remaining out-of-pocket costs and expenses of the other Party, if any; and (iii) any remaining balance shall be distributed to the Prosecuting Party.

ARTICLE IV

CONFIDENTIALITY

Section 4.1    Confidentiality. Except as expressly permitted under this Agreement, each Party, on behalf of itself and its Subsidiaries, agrees not to disclose, and to restrict its employees, agents, representatives, vendors and suppliers from disclosing, to any third party the Intellectual Property licensed to it hereunder (except for public information related to any patent or published patent application included in such licensed Intellectual Property), treating such licensed Intellectual Property in the same manner (but in no event using less than a commercially reasonable degree of care) as such Party treats other similarly sensitive Intellectual Property owned by such Party; provided that the confidentiality obligation hereunder shall not apply to information that: (a) is already in the licensee Party’s possession on a non-confidential basis at the time of disclosure thereof; (b) is or subsequently becomes part of the public domain through no action of the licensee Party; (c) is subsequently received by the licensee Party from a third party which has no obligation of confidentiality to the Party disclosing the licensed Intellectual Property; or (d) is developed by the licensee Party or any of its Affiliates apart from and without access or reference to the non-public licensed Intellectual Property; provided that the exceptions set forth in clauses (a), (c) and (d) above shall not apply with respect to LiveWire Licensed Intellectual Property, to the extent the applicability of either exception is due to HD owning and or operating the LiveWire Business prior to the Separation Time.

Section 4.2    Government Order. Notwithstanding Section 4.1, licensed Intellectual Property may be disclosed by the licensee Party: (a) to such licensee Party’s directors, officers, employees, agents, auditors, consultants, financial advisers and permitted sublicensees, provided that such Party requires that such Persons comply in writing with this Article IV; and (b) as required by Law, provided that, if permitted by Law, written notice of such requirement shall be given promptly to the licensor Party so that it may take reasonable actions to avoid and minimize the extent of such disclosure, and the licensee Party shall cooperate with the licensor Party as reasonably requested by the licensor Party in connection with such actions.

ARTICLE V

DISCLAIMER OF WARRANTIES; LIABILITY

Section 5.1    No Warranties. WITHOUT LIMITING THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THE SEPARATION AGREEMENT, ALL OF THE RIGHTS PROVIDED HEREUNDER ARE PROVIDED “AS IS” AND “WHERE IS”, WITHOUT WARRANTY OR CONDITION OF ANY KIND, WHETHER EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE, INCLUDING ANY WARRANTIES OF CONDITION OF TITLE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, VALIDITY, OR NON-INFRINGEMENT OF THIRD-PARTY RIGHTS, ALL OF WHICH ARE HEREBY DISCLAIMED.

Section 5.2    Limitation of Liability.

(a)    NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, WITH THE EXCEPTION OF LIABILITY ARISING FROM A PARTY’S GROSS NEGLIGENCE, WILLFUL MISCONDUCT OR BREACH OF ITS OBLIGATIONS UNDER ARTICLE Article IV, NEITHER PARTY NOR ITS AFFILIATES, CONTRACTORS, SUPPLIERS OR AGENTS SHALL BE LIABLE FOR, OR BEAR ANY OBLIGATION IN RESPECT OF, ANY PUNITIVE, INCIDENTAL, INDIRECT, SPECIAL, EXEMPLARY OR CONSEQUENTIAL DAMAGES OF ANY KIND OR CHARACTER OR ANY DAMAGES RELATING TO, OR ARISING OUT OF, LOST PROFITS, LOST OF DATA, LOSS IN VALUE OR LIMITATIONS OR RESTRICTIONS ON BUSINESS PRACTICES ARISING OUT OF OR IN CONNECTION WITH THE USE OF ANY HD LICENSED INTELLECTUAL PROPERTY, LIVEWIRE LICENSED INTELLECTUAL PROPERTY OR JOINTLY-OWNED IMPROVEMENTS, OR ANY OTHER RIGHTS OR OBLIGATIONS UNDER THIS AGREEMENT, EVEN IF A PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

(b)    FOR THE AVOIDANCE OF DOUBT, ANY CLAIM BASED ON ANY PROVISION OF THE SEPARATION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE OTHER TERMS AND CONDITIONS OF THE SEPARATION AGREEMENT, INCLUDING THOSE TERMS AND CONDITIONS REGARDING SURVIVAL OF SUCH WARRANTIES, LIMITATIONS OF LIABILITY AND LIMITATIONS OF DAMAGES, AND NOTHING HEREIN SHALL BE DEEMED TO EXTEND, EXPAND, LIMIT OR OTHERWISE AFFECT SUCH TERMS AND CONDITIONS.

ARTICLE VI

GENERAL PROVISIONS

Section 6.1    Injunctive Relief. Each Party acknowledges and agrees that a breach of this Agreement would result in irreparable harm to the other Party. It is accordingly agreed that each Party shall be entitled to seek an injunction or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in addition to any other remedy to which it is entitled at law or in equity, and shall not be required to provide any bond or other security in connection with any such injunction, order or other relief.

Section 6.2    Assignment. Nothing herein shall restrict a Party from assigning or transferring to any Person any Intellectual Property it owns and licenses to the other Party hereunder; provided that any such assignment or transfer shall have no effect on the licenses granted hereunder, and the assigned or transferred Intellectual Property shall remain subject to this Agreement. Without limiting the foregoing, neither Party may assign or transfer this Agreement, in whole or part, to any Person and any attempt to do so shall be void, except that either Party may, without the other Party’s consent, (i) assign or transfer all or part of their respective rights and obligations under this Agreement, or sublicense any of the licenses granted hereunder to their respective Affiliates; or (ii) assign or transfer all or part of their respective rights under this Agreement to any third party in connection with an acquisition of the licensee Party (whether by merger, consolidation, sale of assets, sale or exchange of stock, or otherwise), provided that the rights and licenses granted to the licensee Party under this Agreement shall not extend beyond the business, business unit or division being sold; and provided that, in each of the above cases, such transferee, assignee or successor agrees in writing to be bound by the terms of this Agreement. Further, each Party may collaterally assign its rights under this Agreement to its lenders or other financing sources, provided that, upon foreclosure, any assignee or transferee agrees to be bound by the terms of this Agreement. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors (whether by operation of law or otherwise) and permitted assigns.

Section 6.3    Modification or Amendments. Subject to the provisions of applicable Law, and except as otherwise provided in this Agreement, this Agreement may be amended, modified or supplemented only by written instrument signed by the authorized representative of the Party against whom it sought to enforce such waiver, amendment, supplement or modification is sought to be enforced.

Section 6.4    Waivers of Default. Waiver by a Party of any default by the other Party of any provision of this Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default, nor shall it prejudice the rights of the other Party. No failure or delay by a Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 6.5    Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic delivery in .pdf format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 6.6    Governing Law. This Agreement (and any claims or disputes arising out of or related hereto or to the transactions contemplated hereby or to the inducement of either Party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware, irrespective of the choice of laws principles of the State of Delaware, including all matters of validity, construction, effect, enforceability, performance and remedies.

Section 6.7    Notices. All notices and other communications between the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered by FedEx or other nationally recognized overnight delivery service; or (c) when delivered by email (in each case in this clause (c), solely if receipt is confirmed), addressed as follows:

(a)    if to HD:

3700 W. Juneau

Milwaukee, WI 53217

Attention: Chief Legal Officer

Email: H-DGeneralCounsel@harley-davidson.com; and

paul.krause@harley-davidson.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, IL 60611

Attention: Ryan Maierson

Email: ryan.maierson@lw.com

Attention: Jason Morelli

Email: jason.morelli@lw.com

(b)    if to LiveWire:

LiveWire

3700 W. Juneau

Milwaukee, WI 53217

Attention: Chief Legal Officer

Email: Paul.Krause@harley-davidson.com; and

H-DGeneralCounsel@harley-davidson.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, IL 60611

Attention: Ryan Maierson

Email: ryan.maierson@lw.com

Attention: Jason Morelli

Email: jason.morelli@lw.com

or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above.

Section 6.8    Entire Agreement. This Agreement (including any exhibits hereto), together with the Separation Agreement and the other Ancillary Agreements, constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

Section 6.9    No Third-Party Beneficiaries. Except as otherwise specifically provided in this Agreement, (a) the provisions of this Agreement are solely for the benefit of the Parties and are not intended to confer upon any Person except the Parties any rights or remedies hereunder; and (b) there are no third-party beneficiaries of this Agreement and this Agreement shall not provide any third Person with any remedy, claim, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

Section 6.10    Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 6.11    Interpretation. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” For purposes of this Agreement, whenever the context requires the singular number shall include the plural, and vice versa. All references in this Agreement to “$” are intended to refer to United States dollars. Any reference to a particular Law means such Law as amended, modified or supplemented (including all rules and regulations promulgated thereunder) and, unless otherwise provided, as in effect from time to time.

Section 6.12    Construction. This Agreement shall be construed as if jointly drafted by the Parties and no rule of construction or strict interpretation shall be applied against either Party. The Parties represent that this Agreement is entered into with full consideration of any and all rights which the Parties may have. The Parties have conducted such investigations they thought appropriate, and have consulted with such advisors as they deemed appropriate regarding this Agreement and their rights and asserted rights in connection therewith. The Parties are not relying upon any representations or statements made by the other Party, or such other Party’s employees, agents, representatives or attorneys, regarding this Agreement, except to the extent such representations are expressly set forth or incorporated in this Agreement. The Parties are not relying upon a legal duty, if one exists, on the part of the other Party (or such other Party’s employees, agents, representatives or attorneys) to disclose any information in connection with the execution of this Agreement or their preparation, it being expressly understood that neither Party shall ever assert any failure to disclose information on the part of the other Party as a ground for challenging this Agreement.

Section 6.13    Consent to Jurisdiction; WAIVER OF JURY TRIAL.

(a)    The state and federal courts located within the State of Delaware (the “Chosen Courts”) shall have exclusive jurisdiction over any and all disputes between the Parties, whether in law or in equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the Parties consent to and agree to subject to the exclusive jurisdiction of such Chosen Courts.

(b)    THE PARTIES HEREBY WAIVE TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, AND SHALL NOT ASSERT IN ANY SUCH DISPUTE, ANY CLAIM THAT: (I) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS; (II) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS; OR (III) ANY ACTION OR OTHER PROCEEDING COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM. THE MAILING OF PROCESS OF OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 6.7 (OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW) SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER PROVIDED HEREIN. THE PARTIES HEREBY IRREVOCABLY WAIVE ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 6.15    Fees and Expenses. Each Party shall bear its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Harley-Davidson, Inc.

By:
Name:
Title:

LiveWire EV, LLC

By:
Name:
Title:

Schedule A

[***]

Annex Q

Certain portions of this Exhibit have been redacted pursuant to Item 601(b)(10) of Regulation S-K and, where applicable, have been marked with “[***]” to indicate where redactions have been made. The marked information has been redacted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

TRADEMARK LICENSE AGREEMENT

This Trademark License Agreement (“Agreement”) is entered into as of [ ● ][ ● ], 2022 (“Effective Date”) by and between Harley-Davidson, Inc., a Delaware corporation (“Licensor”) and LiveWire EV, LLC, a Delaware limited liability company (“Licensee”). Capitalized terms used but not defined herein shall have the meaning set forth in the Separation Agreement.

WHEREAS, Licensor, acting together with its subsidiaries, currently conducts the Harley Business and the LiveWire Business;

WHEREAS, Licensor and Licensee entered into that certain Separation Agreement, effective as of the date hereof (the “Separation Agreement”), pursuant to which the LiveWire Business has been separated from the Harley Business and transferred to Licensee;

WHEREAS, in connection with the Separation, Licensor has agreed to grant a license to Licensee to use the marks set forth on Exhibit A (the “Licensed Marks”) on the terms and conditions provided herein;

WHEREAS, H-D U.S.A., LLC, a Wisconsin limited liability company with its principal place of business at 3700 West Juneau Avenue, Milwaukee, Wisconsin 53208, is the owner of the Licensed Marks, and has granted to Licensor the nonexclusive right to use and to sublicense the Licensed Marks; and

WHEREAS, the parties have agreed to enter into this Agreement, effective as of the Separation Time.

NOW, THEREFORE, in consideration of the foregoing, the covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.    LICENSE GRANT

1.1    License Grant. Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee and its Affiliates, during the Term, a royalty-free, fully paid-up, non-exclusive, non-transferable (except as permitted under Section 6.2), sublicensable (only as set forth below) license to use the Licensed Marks; provided that each Licensed Mark shall be used solely as specified in writing by Licensor or in an applicable Addendum, and solely with respect to the products identified in the applicable Addendum (the “Licensed Products”). Except as otherwise provided in the applicable Addendum, Licensee shall have the right to sublicense the foregoing rights to its Affiliates and to third-party distributors, provided that all Affiliates and other sublicensees shall be required to comply with the terms of this Agreement, all third-party sublicensees shall be required to execute written sublicenses with Licensee consistent with the terms hereof, and Licensee shall be primarily liable for the failure by any of its Affiliates or other sublicensees to comply with the terms of this Agreement.

1.2    Approval Process.

(a)    In the event that Licensee desires to use a Licensed Mark, Licensee shall submit to Licensor a written request for such use in accordance with the approval process set forth in this Section 1.2. Licensee shall submit all written requests for approval to Licensor by e-mail at [TBD]@harley-davidson.com, with the subject line containing a description of the category or categories for which approval is sought. Licensor shall facilitate the routing of such written requests for approval to the applicable Designated Approvers set forth in Section 1.2(b) and will provide Licensee a single written confirmation reflecting approval by all applicable Designated Approvers. Licensor agrees that an approval in e-mail or in other writing to Licensee from one of the Designated Approvers listed in Section 1.2(b) for the respective categories constitutes an approval from all

Designated Approvers for that category. Unless otherwise agreed to by the parties in writing, Licensee will submit all Concept Materials or Packaging that cannot be provided in e-mail format, Pre-Production Samples and Production Samples of Licensed Products or any other items required or permitted to be submitted to Licensor for approval in accordance with reasonable instructions provided by Licensor. Licensor may modify the foregoing procedures or instructions upon written notification to Licensee of not less than thirty (30) calendar days, and Licensee will thereafter comply with this approval process, as so modified. Licensor may grant or withhold approval for any such request in its sole discretion. Upon Licensor’s approval of any such request, an addendum identifying the Licensor mark and reflecting the approved scope of use and any other relevant terms and conditions may be attached hereto and constitute part of this Agreement (each, an “Addendum” and collectively, the “Addenda”). Certain pre-approved uses of Licensed Marks are set forth in the Addenda set forth in Exhibit B and attached hereto as of the Effective Date.

(b)    Written approval for each use of a Licensed Mark must be obtained for each category from the approvers set forth in the chart below (the “Designated Approvers”) in accordance with the approval procedure set forth in Section 1.2(a). Licensor may modify the Designated Approvers in its sole discretion by providing not less than seven (7) days’ prior written notice to Licensee of such modifications.

Category	Designated Approvers
Concepts, artwork, and three-dimensional models which are to be used on or in connection with the Licensed Products (“Concept Materials”)	VP Styling and Design (as of the Effective Date, Brad Richards) H-D Trademark Team

Pre-production/pre-release samples of any Licensed Product (“Pre-Production Samples”) or samples of the production versions of Licensed Products (“Production Samples”)	VP Styling and Design (as of the Effective Date, Brad Richards) H-D Trademark Team

Packaging for the Licensed Products (“Packaging”)	VP Styling and Design (as of the Effective Date, Brad Richards) H-D Trademark Team

Materials for promoting and advertising the Licensed Products (including for use on Digital Media)	VP Marketing (as of the Effective Date, Theo Keetell) H-D Trademark Team

Methods of promoting and advertising the Licensed Products	VP Marketing (as of the Effective Date, Theo Keetell) VP Marketing

1.3    No Exclusivity. Licensee agrees and acknowledges that the license granted in Section 1.1 is non-exclusive and that nothing in this Agreement shall restrict either Licensor’s or any of its other licensees’ usage of the Licensed Marks anywhere in the world.

1.4    Acknowledgement of Ownership. Licensee acknowledges that H-D U.S.A., LLC is the sole and exclusive owner of all right, title and interest in and to the Licensed Marks and any rights related thereto. Any and all goodwill arising from Licensee’s use of the Licensed Marks, including any derivative marks, shall inure solely to the benefit of Licensor. Licensee agrees that, upon the expiration or termination of this Agreement, all goodwill in the Licensed Marks that may be held by Licensee notwithstanding the foregoing hereby is assigned to Licensor, without the need for any further action by any person. Licensee agrees that nothing in this Agreement shall give Licensee any right, title, or interest in the Licensed Marks other than the right to use the Licensed Marks in accordance with this Agreement.

1.5    No Inconsistent Action. Licensee shall not knowingly or intentionally: (a) assert any claim of ownership of the Licensed Marks, contest the validity or enforceability of the Licensed Marks or challenge

Licensor’s right, title, interest in, or ownership of, the Licensed Marks, its registrations therefor or Licensor’s right to license the same; (b) interfere with, oppose or challenge any of Licensor’s applications for or registrations of the Licensed Marks (including Licensor’s use of the Licensed Marks as or as part of a registered Internet domain name) or interfere with, oppose or challenge the exploitation of the Licensed Marks by or on behalf of Licensor; (c) apply for, or participate with or cause any other entity to apply for, the registration of any logo, symbol, trademark, service mark, company or corporate name, product name, domain name or commercial slogan that is confusingly similar to the Licensed Marks; or (d) take any action that would negatively impact, in any material respect, the value, reputation or goodwill of the Licensed Marks or tarnish the Licensed Marks or materially harm Licensor’s valuable goodwill in the Licensed Marks.

1.6    Reservation of Rights. Except as expressly stated in this Agreement, no rights, ownership interest or licenses, express or implied, are granted to Licensee in respect of the Licensed Marks, either directly or by implication, estoppel or otherwise.

1.7    Form of Use of Licensed Marks. Licensee shall use each Licensed Mark only in the form and manner approved by Licensor in writing and/or set forth in the applicable Addendum, and shall, at its sole cost and expense, meet and comply with Licensor’s branding guidelines, and all quality specifications for color, style, typeface, size and all other artistic or reproduction requirements for Licensee’s use of the Licensed Marks, in each case as may be provided to Licensee from time to time by Licensor in writing (the “Branding Guidelines”), the current version of which are attached hereto as Exhibit C. Licensee shall promptly comply, at its sole cost and expense, with all changes to the Branding Guidelines which are provided to Licensee in writing, provided that Licensee shall have ninety (90) days, to use down existing stocks of business supplies and promotional materials bearing the Licensed Marks that are no longer in compliance with the Branding Guidelines. Licensee shall, to the extent practical, place the symbols “TM”, “SM”, “®” or other designations legally required for enforcement of trademark or service mark rights next to the Licensed Marks consistent with the same manner in which Licensor and its Affiliates used such symbols or other designations prior to the Effective Date in connection with the Licensed Products or as otherwise reasonably prescribed from time to time by Licensor. Licensee shall not use any other trademark, service mark, logo, inscription, designation or trade name in combination with the Licensed Marks without the prior written approval of Licensor. Licensee agrees, as commercially feasible, to affix notices in connection with its uses of the Licensed Marks a legend indicating that “[the Licensed Mark][®/SM/TM] is a trademark of H-D U.S.A., LLC and is used by [Licensee or its applicable Affiliate] under license.”

1.8    Quality Control. Licensee shall not use the Licensed Marks or conduct itself in any manner that tarnishes, degrades, or disparages Licensor or its business or reputation, and shall not at any time do or suffer to be done any act which would impair Licensor’s proprietary rights in or to the Licensed Marks or the goodwill associated therewith. Licensee shall ensure that the quality of the Licensed Products shall be of equal or better quality than the products offered under the Licensed Marks by Licensor and its Affiliates, as of the Effective Date. Licensee shall comply with any additional quality control procedures, guidelines, or standards provided to Licensee by Licensor, provided that Licensee shall be given a reasonable period of time to comply with any such changes. Licensor shall have the right to audit Licensee’s compliance with this Section 1.8, including inspection of the Licensed Products, the manufacturing facilities for the Licensed Products, and all documents and other materials bearing the Licensed Marks, in each case at Licensor’s sole cost and expense. Licensee shall reasonably comply with any requests by Licensor, upon reasonable advance notice, to conduct any such audits. Notwithstanding anything to the contrary in this Section 1.8, Licensee shall not be in breach of the quality control provisions hereunder with respect to any Licensed Product manufactured by Licensor or any of its Affiliates, to the extent that the breach of the quality control provisions is due to any act or omission by Licensor or its applicable Affiliate in breach of its obligations under the applicable manufacturing agreement between Licensor or its Affiliate and Licensee.

1.9    Compliance with Law. Licensee shall comply with all applicable Laws and regulations and obtain all appropriate governmental approvals pertaining to the production, distribution, sale and advertising of the Licensed Products and pertaining to the operation of its businesses.

1.10    Maintenance of Licensed Trademarks. Nothing contained in this Agreement shall be construed as requiring Licensor to file any trademark application, to secure any trademark registration, or to maintain in force any trademark registration. Without limiting the foregoing, at Licensor’s sole expense, Licensee shall perform all lawful acts and execute such documents or instruments as Licensor may reasonably request to register, confirm, evidence, maintain or protect Licensor’s rights to or under the Licensed Marks.

1.11    Infringement. Licensee shall promptly notify Licensor in writing of any actual or suspected infringement of the Licensed Marks by a third party of which Licensee becomes aware and of any available evidence relating thereto. Licensee shall cooperate with Licensor’s efforts to investigate, terminate and recover damages for any actual or suspected infringement of the Licensed Marks and Licensor shall reimburse Licensee for any reasonable out-of-pocket expenses related thereto. Licensor shall have the sole right, but not the obligation, to take action against any such actual or suspected infringement.

2.    TERMINATION

2.1    Term. This Agreement shall commence on the Effective Date and, unless terminated earlier as provided below, shall continue in effect for a period of two (2) years (the “Initial Term”). Thereafter, this Agreement shall automatically renew for successive two (2) year periods (each, a “Renewal Term,”), unless either party provides written notice to the other party of its intent not to renew at least sixty (60) days prior to the end of the Initial Term or the then-current Renewal Term. The Initial Term, together with the Renewal Terms, are collectively referred to hereunder as the “Term”.

2.2    Termination for Breach. Licensor may terminate this Agreement by written notice, effective immediately (a) if Licensee has breached any provision of this Agreement relating to the ownership, protection or use of the Licensed Marks or any of the quality requirements of Section 1.8, and fails to cure such breach within thirty (30) days of Licensee’s receipt of written notice thereof, (b) in the event of any affirmative act of insolvency by Licensee (i.e., admitting in writing its failure to pay its debts as they come due, making an assignment for the benefit of creditors, filing of a petition or application relating to the bankruptcy of Licensee or requesting that a receiver be appointed for its assets, or filing of any such petition in respect of Licensee by a third party), (c) upon the appointment of any receiver or trustee to take possession of the properties of Licensee, (d) upon the winding-up, or any sequestration by any governmental authority, of Licensee, or (e) if Licensee Transfers or purports to Transfer this Agreement or any of the rights granted under this Agreement in violation of Section 1.6.

2.3    Effect of Termination. Upon termination or expiration of this Agreement, the license granted to Licensee by this Agreement shall immediately and automatically terminate, and Licensee shall cease and desist from all use of the Licensed Marks, provided that Licensee shall have a period of ninety (90) days following the effective date of termination or expiration to sell off any Licensed Products bearing the Licensed Marks that have been manufactured that that are in inventory as of the termination or expiration date in the normal course of business (the “Phase-Out”). Upon the expiration or termination of this Agreement, subject to the Phase-Out, all sublicense agreements for use of the Licensed Marks between Licensee and its sublicensees shall simultaneously terminate. The following sections shall survive the expiration or any termination of this Agreement: 1.4, 1.4, 1.4, 2.3, and 3 through 6.

3.    DISCLAIMER OF WARRANTIES

LICENSEE ACKNOWLEDGES AND AGREES THAT THE LICENSED MARKS ARE LICENSED “AS IS”, WITHOUT WARRANTY OF ANY KIND, THAT, LICENSEE ASSUMES ALL RISKS AND LIABILITY ARISING FROM OR RELATING TO ITS USE OF THE LICENSED MARKS, AND THAT LICENSOR DOES NOT MAKE, AND SPECIFICALLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES WITH RESPECT TO THE LICENSED MARKS, WHETHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE (INCLUDING BUT NOT LIMITED TO ANY IMPLIED WARRANTY OF

NONINFRINGEMENT, SUFFICIENCY, QUALITY, USEFULNESS, COMMERCIAL UTILITY, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE AND IMPLIED WARRANTIES ARISING FROM COURSE OF DEALING OR COURSE OF PERFORMANCE).

4.    INDEMNITY

Each party (the “Indemnifying Party”) shall indemnify, defend and hold harmless the other party, its Affiliates and its and their respective employees, representatives, directors, officers and agents (the “Indemnified Party”) from and against any and all costs, liabilities, causes of action (including without limitation infringement, products liability actions and tort actions) and expenses, including, without limitation, interest, penalties, attorney and third-party fees, and all amounts paid in the investigation, defense and/or settlement of any claim, action or proceeding, that arise out of any third-party claim (including any claim brought by any government or regulatory agency) (each, a “Claim”) arising from or related to (a) where Licensee is the Indemnifying Party, (i) Licensee’s breach of this Agreement, (ii) Licensee’s use of the Licensed Marks, or (iii) Licensee’s manufacture, marketing, advertising, distribution or sale of the Licensed Products; provided, however, that Licensee shall have no indemnity obligation hereunder to the extent that the Claim relates to Licensed Products manufactured by Licensor or any of its Affiliates and the Claim resulted from a breach by Licensor or its applicable Affiliate of its obligations under the applicable manufacturing agreement between Licensor or its Affiliate and Licensee, or (b) where Licensor is the Indemnifying Party, any Claim that Licensee’s use of the Licensed Marks in accordance with this Agreement infringes, violates, conflicts with, or dilutes any third party Intellectual Property. The Indemnifying Party shall have the right to undertake the defense of any indemnified Claim hereunder through counsel reasonably acceptable to the Indemnified Party, and the Indemnified Party shall, at the Indemnifying Party’s expense, reasonably cooperate in such defense and make available all personnel, records, and materials reasonably requested by the Indemnifying Party in connection therewith. The Indemnified Party shall be entitled to participate in such defense with counsel of its own choosing at the Indemnified Party’s sole expense. The Indemnifying Party shall have the right to compromise, settle or otherwise dispose of any such claim if the Indemnifying Party deems it advisable to do so, all at the expense of the Indemnifying Party; provided that the Indemnifying Party does not settle, or consent to any entry of judgment in, any such claim without obtaining the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, delayed, or conditioned.

5.    LIMITATION OF LIABILITY

5.1    WITH THE EXCEPTION OF LIABILITY ARISING FROM A PARTY’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, NEITHER PARTY SHALL BE LIABLE FOR, OR BEAR ANY OBLIGATION IN RESPECT OF, ANY PUNITIVE, INCIDENTAL, INDIRECT, SPECIAL, EXEMPLARY OR CONSEQUENTIAL DAMAGES OF ANY KIND OR CHARACTER OR ANY DAMAGES RELATING TO, OR ARISING OUT OF, LOST PROFITS, OR LIMITATIONS OR RESTRICTIONS ON BUSINESS PRACTICES ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, EVEN IF A PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

5.2    LICENSOR SHALL NOT BE LIABLE FOR, OR BEAR ANY OBLIGATION IN RESPECT OF, ANY DAMAGES OF ANY KIND OR CHARACTER WHATSOEVER ARISING OUT OF OR IN CONNECTION WITH LICENSEE’S, ITS AFFILIATES’ OR SUBSIDIARIES’, OR ANY THIRD PARTY’S USE OF THE LICENSED MARKS.

6.    MISCELLANEOUS

6.1    Injunctive Relief. Licensee acknowledges and agrees that a breach of this Agreement by Licensee would result in irreparable harm to Licensor. It is accordingly agreed that Licensor shall be entitled to seek an injunction or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in addition to any other remedy to which it is entitled at law or in equity, and shall not be required to provide any bond or other security in connection with any such injunction, order or other relief.

6.2    Assignment. Licensor may assign this Agreement, in whole or part, in connection with its assignment or other transfer of the Licensed Marks. Licensee shall not grant, assign, convey or transfer, whether by sale of assets, sale of stock, merger, by operation of law or otherwise, this Agreement or any of its rights to use the Licensed Marks to any other Person (collectively, a “Transfer”) without the prior written approval of Licensor, which approval may be withheld at the sole discretion of Licensor. For the avoidance of doubt, any change of control of Licensee shall be deemed to be a Transfer requiring the approval of Licensor. Any permitted assignee or transferee of this Agreement or any interest herein shall be bound by all of the terms and conditions of this Agreement.

6.3    Modification or Amendments. Subject to the provisions of applicable Law, and except as otherwise provided in this Agreement, this Agreement may be amended, modified or supplemented only by written instrument signed by the authorized representative of the party against whom it sought to enforce such waiver, amendment, supplement or modification is sought to be enforced.

6.4    Waivers of Default. Waiver by a party of any default by the other party of any provision of this Agreement shall not be deemed a waiver by the waiving party of any subsequent or other default, nor shall it prejudice the rights of the other party. No failure or delay by a party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege.

6.5    Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

6.6    Governing Law. This Agreement (and any claims or disputes arising out of or related hereto or to the transactions contemplated hereby or to the inducement of either party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware, irrespective of the choice of laws principles of the State of Delaware, including all matters of validity, construction, effect, enforceability, performance and remedies.

6.7    Notices. All notices and other communications between the parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered by FedEx or other nationally recognized overnight delivery service; or (c) when delivered by email provided that a confirmation copy is delivered by another method under subparts (a) or (b) , addressed as follows:

(a)    if to Licensor:

Harley-Davidson, Inc.

3700 W Juneau Ave

Milwaukee, WI 53224

Attention: Chief Legal officer

Email: Paul.Krause@harley-davidson.com and H-DGeneralCounsel@harley-davidson.com with copies (which shall not constitute notice) to:

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, IL 60611

Attention: Ryan Maierson

Email: ryan.maierson@lw.com

Attention: Jason Morelli

Email: jason.morelli@lw.com

(b)    if to Licensee:

Harley-Davidson, Inc.

3700 W Juneau Ave

Milwaukee, WI 53224

Attention: Chief Legal officer

Email: Paul.Krause@harley-davidson.com and H-DGeneralCounsel@harley-davidson.com with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, IL 60611

Attention: Ryan Maierson

Email: ryan.maierson@lw.com

Attention: Jason Morelli

Email: jason.morelli@lw.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

6.8    Entire Agreement. This Agreement (including all exhibits and Addendums hereto), together with the Separation Agreement and the other Ancillary Agreements constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

6.9    No Third-Party Beneficiaries. Except as otherwise specifically provided in this Agreement, (a) the provisions of this Agreement are solely for the benefit of the parties and are not intended to confer upon any Person except the parties any rights or remedies hereunder; and (b) there are no third-party beneficiaries of this Agreement and this Agreement shall not provide any third Person with any remedy, claim, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

6.10    Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

6.11    Interpretation. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” For purposes of this Agreement, whenever the context requires the singular number shall include the plural, and vice versa. All references in this Agreement to “$” are intended to refer to United States dollars. Any reference to a particular Law means such Law as amended, modified or supplemented (including all rules and regulations promulgated thereunder) and, unless otherwise provided, as in effect from time to time.

6.12    Construction. This Agreement shall be construed as if jointly drafted by the parties and no rule of construction or strict interpretation shall be applied against either party. The parties represent that this Agreement is entered into with full consideration of any and all rights which the parties may have. The parties have conducted such investigations they thought appropriate, and have consulted with such advisors as they deemed appropriate regarding this Agreement and their rights and asserted rights in connection therewith. The parties are not relying upon any representations or statements made by the other party, or such other party’s employees, agents, representatives or attorneys, regarding this Agreement, except to the extent such representations are expressly set forth or incorporated in this Agreement. The parties are not relying upon a legal duty, if one exists, on the part of the other party (or such other party’s employees, agents, representatives or attorneys) to disclose any information in connection with the execution of this Agreement or their preparation, it being expressly understood that neither party shall ever assert any failure to disclose information on the part of the other party as a ground for challenging this Agreement.

6.13    Consent to Jurisdiction. The state and federal courts located within the State of Delaware (the “Chosen Courts”) shall have exclusive jurisdiction over any and all disputes between the parties hereto, whether in law or in equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the parties hereto consent to and agree to subject to the exclusive jurisdiction of such Chosen Courts.

6.14    Waiver of Jury Trial. THE PARTIES HEREBY WAIVE TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, AND SHALL NOT ASSERT IN ANY SUCH DISPUTE, ANY CLAIM THAT: (A) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS; (B) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS; OR (C) ANY ACTION OR OTHER PROCEEDING COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM. THE MAILING OF PROCESS OF OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 6.7 (OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW) SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER PROVIDED HEREIN. THE PARTIES HEREBY IRREVOCABLY WAIVE ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

6.15    Fees and Expenses. Each party shall bear its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have cause this Agreement to be duly executed by their authorized officers as of the Effective Date.

LICENSOR
Harley-Davidson, Inc.

By:
Name:
Title:

LICENSEE
LiveWire EV, LLC

By:
Name:
Title:

Acknowledged and Approved:

H-D U.S.A., LLC

By:
Name:
Title:

[Signature Page to Trademark License Agreement]

EXHIBIT A

[***]

EXHIBIT B

[***]

EXHIBIT C

[***]

Annex R

Certain portions of this Exhibit have been redacted pursuant to Item 601(b)(10) of Regulation S-K and, where applicable, have been marked with “[***]” to indicate where redactions have been made. The marked information has been redacted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

JOINT DEVELOPMENT AGREEMENT

This Joint Development Agreement (together with the Exhibits hereto and the Project Work Statements entered into in connection herewith, the “Agreement”) is made effective as of [ ● ], 2021 (the “Effective Date”), by and between Harley-Davidson, Inc., a Wisconsin corporation (“HD”), and LiveWire EV LLC, a Delaware limited liability company (“LiveWire”). Each of HD and LiveWire is referred to herein individually as a “Party” and together as the “Parties”.

RECITALS

WHEREAS, HD, acting together with its subsidiaries, historically conducted the Harley Business and the LiveWire Business;

WHEREAS, the Parties entered into that certain Separation Agreement effective as of [ ☐ ] (the “Separation Agreement”), pursuant to which the LiveWire Business was separated from the Harley Business and transferred to LiveWire;

WHEREAS, in connection with the Separation, the Parties entered into that certain Intellectual Property License Agreement dated as of the date hereof (the “IP License Agreement”), pursuant to which each Party licenses certain intellectual property rights to the other; and

WHEREAS, following the Separation, and subject to the terms and conditions of this Agreement, HD and LiveWire wish, from time to time, to work cooperatively on research and development relating to certain Projects (as defined below) and to provide for the ownership and use of their respective Intellectual Property (as defined below) used in and developed in connection with the Projects, as well as the prosecution, maintenance and enforcement of such Intellectual Property.

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

I. DEFINITIONS; INTERPRETATION

1.1    Definitions. As used in this Agreement, capitalized terms shall have the meaning set forth in this Article I or elsewhere in the body of this Agreement. To the extent any capitalized terms are not defined herein, they shall have the meanings set forth in the Separation Agreement.

(a)    “Affiliate” means any entity that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such legal entity. For the purpose of this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any legal entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such legal entity, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise. It is expressly agreed that for purposes of this Agreement, from and after the Separation Time, (i) no member of the HD Group shall be deemed to be an Affiliate of any member of the LiveWire Group, (ii) no member of the LiveWire Group shall be deemed to be an Affiliate of any member of the HD Group, and (iii) no joint venture formed after the Separation Time solely between one or more members of the HD Group, on the one hand, and one or more members of the LiveWire Group, on the other hand, shall be deemed to be an Affiliate of, or owned or controlled by, any member of the HD Group or the LiveWire Group for the purposes of this Agreement.

(b)    “Background IP” means, with respect to a Party, Intellectual Property (a) owned by such Party as of the Effective Date, or (b) that such Party acquires ownership of following the Effective Date and that either (i) is conceived, developed, discovered or authored solely by such Party, or (ii) acquired by such Party from a third-party, in each case independently of this Agreement. Background IP does not include Project IP.

(c)    “Confidential Information” means (a) non-public information and material of a Party or its Affiliates (and of companies with which such Party has entered into confidentiality agreements) that the other Party obtains knowledge of or access to in connection with this Agreement; (b) non-public Intellectual Property of the Disclosing Party; and (c) business and financial information of the Disclosing Party, including pricing, business plans, forecasts, revenues, expenses, earnings projections, sales data and any and all other non-public financial information; provided, however, “Confidential Information” does not include information that: (a) is or becomes public knowledge without any action by, or involvement of, the Recipient or its Affiliates or contractors; (b) is independently developed by the Recipient without reference or access to the Confidential Information of the Disclosing Party; (c) is already in the Recipient’s possession on a non-confidential basis at the time of disclosure thereof; or (d) is obtained by the receiving Party without restrictions on use or disclosure from a third party who did not receive it, directly or indirectly, from the Disclosing Party; provided that the exceptions set forth in clauses (b), (c) and (d) above shall not apply with respect to Confidential Information of LiveWire, to the extent the applicability of either exception is due to HD owning and or operating the LiveWire Business prior to the Separation.

(d)    “HD Products” means all original equipment, parts, accessories, goods and services manufactured, sold or offered for sale by HD or its Affiliates.

(e)    “Improvements” means all modifications, enhancements, derivative works and improvements of Background IP or Project IP.

(f)    “Intellectual Property” means all intellectual property rights in any and all jurisdictions throughout the world, including domestic and foreign patents, copyrights, mask works, designs, trade secrets, and any other intellectual property rights in technologies, software, know-how, inventions, data, methods, processes and other confidential or proprietary information, but excluding any Trademarks.

(g)    “LiveWire Business” means the design, development, marketing, sale or distribution of (a) two-, three- or four-wheeled electric vehicles (including two-wheeled electric vehicles for children of a type designed, developed, marketed, sold or distributed by Stacyc, Inc.) or modular platforms for use in such electric vehicles, (b) parts and accessories exclusively related to electric vehicles, and (c) electric vehicle systems (including batteries, power electronics, motors or electric vehicle system software).

(h)    “LiveWire Products” means all original equipment, parts, accessories, goods and services manufactured, sold or offered for sale by LiveWire or its Affiliates within the field of the LiveWire Business.

(i)    “Products” means the LiveWire Products or the HD Products, as applicable.

(j)    “Project IP” means Intellectual Property first conceived, made, developed or prepared by or on behalf of either Party in the performance, and within the scope, of a Project during the Term. Project IP does not include Background IP of either Party or any Improvement thereof.

1.2    Interpretation. The headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” For purposes of this Agreement, whenever the context requires the singular number shall include the plural, and vice versa. All references in this Agreement to “$” are intended to refer to United States dollars. Any reference to a particular Law means such Law as amended, modified or supplemented (including all rules and regulations promulgated thereunder) and, unless otherwise provided, as in effect from time to time.

II. PROJECTS

2.1    Projects. The Parties anticipate that from time to time they will work together on research and development projects (“Projects”) and will use their respective existing and future know-how and technical skills, including Background IP (defined herein) in connection with such Projects. In the event that HD desires to engage in any development projects for its business that are primarily related to electric vehicles, HD shall consult with LiveWire, and LiveWire shall have the right to make a proposal with respect to the terms of such potential project. The Parties shall discuss in good faith to determine whether or not it would be beneficial to the Parties to enter a Project for such development. If HD engages in any development projects for its business that are primarily related to electric vehicles and fails to consult with LiveWire so that LiveWire can make a proposal with respect such potential project as required herein, then the Intellectual Property developed pursuant to such HD development project will be owned and licensed in accordance with the terms set forth in Section III of this Agreement. In the event that either Party desires to engage in a Project, it shall notify the other Party. Upon mutual agreement on a Project, the Parties shall memorialize the Project in a project work statement substantially in the form attached hereto as Exhibit A (each, a “Project Work Statement”). Each Project Work Statement shall be sequentially numbered, (A-1, A-2, A-3 etc.). Upon execution of a Project Work Statement, and effective as of the effective date of such Project Work Statement, such Project Work Statement shall constitute a part of this Agreement. Each Project Work Statement will include details regarding the applicable Project, including, to the extent applicable, the projected deliverables, specifications for those deliverables, dependencies, resources, project schedules and milestones, any associated testing protocols and criteria, applicable fees or cost reimbursements for the Project, and any apportionment of revenues associated with the exploitation of the deliverables and any Project IP. Except as otherwise provided in a Project Work Statement, each Party shall bear its own costs and expenses in connection with each Project. Any Project that (a) is financed or funded more than sixty-five percent (65%) by LiveWire, or (b) allocates to HD ownership of Project IP relating exclusively to the field of the LiveWire Business, will be required to be reviewed by the Conflicts Committee prior to execution of a Project Work Statement therefor. Each Project Work Statement shall be signed by the Head of EV Technology for LiveWire and by the Vice President of Engineering for HD, or representatives at a similar level within each organization. In the event of a conflict between this Agreement and a Project Work Statement, the terms of the Project Work Statement will prevail to the extent of such conflict.

2.2    Third Parties. Each Party may involve its Affiliates and third party contractors, consultants and agents in Projects on an as needed basis and may share Confidential Information with them, so long as such Affiliates and third party contractors, consultants and agents agree to be bound by written confidentiality obligations consistent with those contained herein. Each Party shall be responsible for the actions in connection with and compliance with the terms of this Agreement by its third party contractors, consultants and agents.

2.3    Project Manager. For each Project under this Agreement, each Party shall identify a point of contact to be its project manager (the “Project Managers”) in the applicable Project Work Statement. The Project Manager shall coordinate and act as a liaison with the other Party with respect to such Project. A Party may from time to time change its Project Manager for a Project upon written notice to the other Party’s Project Manager. Each

Project Manager will be generally responsible for overseeing and supervising its Party’s fulfillment of its obligations under the Project Work Statement, resolving any day-to-day issues or disputes arising with respect to the Project, discussing the progress of the Project and identifying barriers to success, key issues and resolution options with the other Party’s Project Manager.

III. OWNERSHIP AND LICENSING OF

INTELLECTUAL PROPERTY AND TECHNOLOGY

3.1    Ownership of Background Intellectual Property. Each Party shall retain all right, title and interest in and to its Background IP.

3.2    Ownership of Project IP.

(a)    Unless otherwise stated in the applicable Project Work Statement, as between the Parties, any Project IP relating exclusively to the field of the LiveWire Business will be owned by LiveWire (such Project IP, “LiveWire Project IP”), and all other Project IP will be owned by HD (such Project IP, “HD Project IP”). Unless otherwise stated in the applicable Project Work Statement or as otherwise agreed by the Parties, (i) to the extent that ownership of any right, title or interest in and to the LiveWire Project IP vests in HD by inventorship, authorship, or otherwise by operation of law, HD hereby assigns such LiveWire Project IP to LiveWire, and (ii) to the extent that ownership of any right, title or interest in and to the HD Project IP vests in LiveWire by inventorship, authorship, or otherwise by operation of law, LiveWire hereby assigns such HD Project IP to HD.

(b)    Each Party agrees to, and to cause its employees and any applicable contractors to, execute such assignments and other documents and instruments, and take such other actions as reasonably requested by the other Party, to evidence, effectuate, and record the foregoing assignments.

3.3    Ownership of Improvements.

(a)    Each Party that conceives, discovers, develops or creates an Improvement of another Party’s Background IP or Project IP shall promptly disclose such Improvement to such other Party. Unless otherwise stated in the applicable Project Work Statement, Improvements, together with any embodiments thereof, irrespective of which Party conceives or develops the Improvement or whether the Improvement is made jointly by the Parties under this Agreement, will be owned as follows:

(i)    an Improvement of a Party’s Background IP shall be owned solely by the Party that owns or controls the Background IP and shall be considered such Party’s Background IP hereunder; and

(ii)    an Improvement of a Party’s Project IP shall be owned solely by the Party that owns the Project IP pursuant to Section 3.2(a) and shall be considered LiveWire Project IP or HD Project IP, as applicable, hereunder.

(b)    To the extent that, by operation of law or otherwise, the provisions set forth in Section 3.3(a) do not vest ownership of an Improvement in the intended Party, then the other Party (i) hereby assigns all of its right, title and interest in and to such Improvement to the intended Party, and (ii) agrees to, and to cause its employees and any applicable contractors to, execute such assignments and other documents and instruments, and take such other actions as reasonably requested by the intended assignee Party, to evidence, effectuate, and record the foregoing assignments.

3.4    Licensing of Background Intellectual Property. Without limiting any rights set forth in the IP License Agreement, each Party hereby grants and agrees to grant to the other Party, to the extent it has the right to do so, a worldwide, royalty-free, fully paid-up, non-exclusive, non-sublicensable, non-transferable (except in connection with a permitted assignment pursuant to Section 9.1 Assignments) license to use and exploit such Party’s Background IP (a) solely for purposes of, and to the extent necessary or useful for, the other Party’s performance of a Project, or (b) solely to the extent necessary to use or exploit such Party’s rights in Project IP. Each Party acknowledges that its use of the other Party’s Background IP must be in combination and in connection with the creation or use of Project IP and not on a stand-alone basis.

3.5    Licensing of Project IP. Subject to the terms and conditions of this Agreement and the applicable Project Work Statement, each Party hereby grants to the other Party a perpetual, worldwide, royalty-free, fully paid-up, non-exclusive, non-sublicensable (except as set forth below), non-transferable (except in connection with a permitted assignment pursuant to Section 9.1) license to use and exploit Project IP owned by such Party for the purpose of making, having made, using, selling, offering for sale and importing the licensed Party’s Products. The foregoing license shall also be sublicensable to third parties solely in connection with the provision of services to the licensee Party, and not, for the avoidance of doubt, for use by any third party for such third party’s own brands or benefit.

3.6    Acknowledgement and Covenants.

(a)    Each Party hereby acknowledges and agrees that, except as expressly set forth in this Agreement or a Project Work Statement, the other Party has no obligation whatsoever to provide support, maintenance, advice, services or any other assistance or any documentation or technical information of any kind in connection with the Intellectual Property licensed by such Party to the other Party hereunder.

(b)    Each Party hereby acknowledges and agrees that, except as expressly set forth in this Agreement, the other Party shall have no responsibility with respect to the past, present or future validity, subsistence, enforceability, application and/or registration of any of the Intellectual Property licensed by such Party to the other Party hereunder and may make decisions with respect to the prosecution, maintenance, abandonment, or lapse of all such Intellectual Property in its sole and absolute discretion.

(c)    Each Party hereby acknowledges and agrees that it shall not at any time claim ownership or challenge the validity of the Intellectual Property licensed to it hereunder anywhere in the world.

3.7    IP License Agreement. In the event of a conflict between this Agreement and the IP License Agreement, the terms of the IP License Agreement will prevail to the extent of such conflict.

IV. PROSECUTION; ENFORCEMENT

4.1    Prosecution. Each Party shall have the right to pursue and obtain patents, or register any other Intellectual Property rights for Background IP and Project IP owned by such Party, in its sole discretion and at its expense, including preparing, filing, prosecuting and maintaining patent applications and patents claiming inventions related to such Improvements or Project IP and conducting any interferences, re-examinations, inter partes reviews, reissues, oppositions or requests for patent term extension or governmental equivalents thereto. Each Party shall, and shall cause its employees and any applicable contractors to, execute such documents and instruments, and take such other actions and provide such assistance as is reasonably requested by the other Party, to the extent necessary in connection with the prosecution and maintenance of such other Party’s Background IP and Project IP, at such other Party’s sole cost and expense.

4.2    Third Party Infringement. Each Party shall promptly notify the owner of any Project IP or Background IP of any suspected infringement of such Project IP or Background IP by a third party. The owner of Project IP or Background IP shall have the sole right, but not the obligation to commence, prosecute and fully control any action, proceeding or settlement related to such suspected infringement (an “Enforcement Action”). All damages and other proceeds recovered as a result of any judgment, settlement or other resolution of an Enforcement Action shall be retained by the Party that owns such Project IP or Background IP. Each Party agrees to, and to cause its employees and any applicable contractors to, execute such documents and instruments, and take such other actions and provide such assistance as is reasonably requested by the other Party, to the extent necessary in connection with the prosecution of an Enforcement Action by such other Party, at such other Party’s sole cost and expense.

V. CONFIDENTIALITY

5.1    Obligation of Confidentiality. Each Party wishes to ensure that the Confidential Information provided to Recipient under this Agreement is retained in strict confidence by Recipient. For purposes of this Agreement, “Disclosing Party” refers to a Party and/or one or more of its Affiliates whenever it is disclosing information to another Party and/or one or more of its Affiliates, and “Recipient” refers to a Party and/or one or more of its Affiliates whenever it is receiving information from another Party and/or one or more of its Affiliates. Recipient agrees to keep all Confidential Information of Disclosing Party obtained hereunder (whether written or oral, and whether or not explicitly designated as confidential) as well as all knowledge derived therefrom (including all notes, memoranda, summaries, reports, analyses, compilations, studies or other similar materials) in strict confidence and further agrees not to disclose, directly or indirectly to any third party, nor to use, copy, evaluate or incorporate, within or outside of its business, any of such Confidential Information for any purpose other than for the purposes of a Project. Recipient shall allow access to and disclose such Confidential Information only to those of its employees, directors, and officers who need to have access to such Confidential Information for the purposes of a Project. As a condition of such disclosure, Recipient will inform such persons of the confidential nature of such Confidential Information and will be responsible for any failure by such persons to comply with the obligations of this Agreement. Without in any way limiting or abridging Recipient’s obligation hereunder to keep all Confidential Information of Disclosing Party in strict confidence, Recipient agrees to protect such Confidential Information by using the same degree of care, but no less than a reasonable degree of care, to prevent the unauthorized use, dissemination or publication of such Confidential Information as Recipient uses to protect its own confidential information of a like nature.

5.2    Compelled Disclosure. If Recipient is required by legal or administrative authority to disclose any Confidential Information of Disclosing Party, Recipient will notify Disclosing Party in writing of such requirement as soon as practicable so that Disclosing Party may seek an appropriate protective order or other relief or waive compliance with the provisions of this Agreement, and Recipient will cooperate with, and take reasonable actions requested by, Disclosing Party in seeking such protective order or other relief. If, in the absence of a protective order or other relief or the receipt of a waiver from Disclosing Party, Recipient is nevertheless legally required to disclose any Confidential Information of Disclosing Party or else stand liable for contempt or other legal penalty, Recipient may disclose Confidential Information of Disclosing Party in accordance with such requirement, provided that Recipient (a) may disclose only that portion of such Confidential Information that is required by law to be disclosed, (b) must use its reasonable efforts to ensure that such Confidential Information so disclosed is treated confidentially, and (c) must notify Disclosing Party in writing as soon as practicable of the items of such Confidential Information so disclosed.

5.3    Property of Disclosing Party. Confidential Information of Disclosing Party provided or disclosed hereunder shall remain the exclusive property of Disclosing Party, and providing or disclosing such Confidential Information does not create a right, license, interest or privilege of any kind or nature whatsoever with respect to any such Confidential Information.

5.4    No Representations. Disclosure of Confidential Information is made without any express or implied representation or warranty as to the accuracy or the completeness thereof. Disclosing Party explicitly disclaims any liability relating to its Confidential Information or arising from its use, including as may arise from errors or omissions therefrom. However, Disclosing Party does represent and warrant that it has the right to disclose its Confidential Information hereunder, and that such disclosure will not violate any agreement or other obligation by which Disclosing Party is bound.

5.5    Term of Obligation. The obligations of this V shall come into force on the Effective Date and remain in force until the expiration or termination of this Agreement and for a period of five (5) years thereafter (“Confidentiality Term”); provided, however, that for all Confidential Information disclosed prior to the expiration of the Confidentiality Term, the obligations of the Recipient pursuant to this Agreement shall remain valid until either (a) the Confidentiality Term elapses, or (b) a period of five (5) years from the date of disclosure elapses, whichever is later. Notwithstanding the foregoing, any Confidential Information constituting a trade secret shall be maintained as such until such information no longer constitutes a trade secret under applicable law.

VI. REPRESENTATIONS AND WARRANTIES; DISCLAIMER

6.1    Mutual Warranties. Each Party represents and warrants to the other Party that: (a) it is duly organized, validly existing and in good standing under the laws of the jurisdictions in which it is organized; (b) it has the requisite power and authority and the legal right to enter into this Agreement and perform its obligations under this Agreement in accordance with its terms; (c) this Agreement constitutes a legal, valid and binding agreement of such Party, enforceable against such Party in accordance with its terms; (d) it will comply with all applicable laws and regulations in the exercise and performance of its rights and obligations under this Agreement; and (e) its execution, delivery and performance of this Agreement throughout its duration do not conflict with or violate any requirement of applicable laws regulations or order of governmental bodies, and do not conflict with, or constitute a default under any contractual obligation of such Party.

6.2    DISCLAIMER. EXCEPT AS EXPRESSLY PROVIDED HEREIN, NEITHER PARTY MAKES, AND, TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, SPECIFICALLY DISCLAIMS, ANY REPRESENTATION OR WARRANTY OF ANY KIND, WHETHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, INCLUDING ANY IMPLIED WARRANTIES OF CONDITION OF TITLE, MERCHANTABILITY, VALIDITY, NON-INFRINGEMENT OF THIRD-PARTY RIGHTS, OR FITNESS FOR A PARTICULAR PURPOSE.

VII. INDEMNIFICATION AND LIMITATION OF LIABILITY

7.1    General Indemnification. Each Party shall indemnify, defend and hold harmless the other Party, its Affiliates and its and their respective officers, directors, employees and representatives (“Indemnitees”) from and against any and all liabilities, losses, costs, damages, fines, assessments, penalties and expenses (including reasonable attorneys’ fees and expenses) incurred by such Indemnitees in connection with any third-party claim (“Claims”) arising from or relating to: (a) the indemnifying Party’s breach of this Agreement; (b) the death or bodily injury of any agent, employee, customer, business invitee or other person caused by the negligent or tortious conduct of the indemnifying Party; or (c) the damage, loss or destruction of any real or tangible personal property for which the indemnifying Party is legally liable or responsible.

7.2    Background Intellectual Property and Project IP Indemnification. Each Party shall indemnify, defend and hold harmless the other Party and their respective Indemnitees from any and all Claims that the Indemnitee’s use of the indemnifying Party’s Background IP in accordance with this Agreement violates the Intellectual Property rights of a third party.

7.3    Indemnity Procedures. If any claim or action is asserted that would entitle an Indemnitee to indemnification pursuant to Sections 7.1 and 7.2 above (a “Proceeding”), the Party seeking indemnification will give written notice thereof to the Party from which indemnification is sought promptly; provided, however, that the failure of the indemnified Party to give timely notice hereunder will not affect rights to indemnification hereunder, except to the extent that the indemnifying Party demonstrates actual damage caused by such failure. The indemnifying Party may elect to direct the defense or settlement of any Proceeding by giving written notice to the indemnified Party, which election will be effective immediately upon the indemnified Party’s receipt of such written notice. The indemnifying Party will have the right to employ counsel reasonably acceptable to the indemnified Party to defend any Proceeding, or to compromise, settle or otherwise dispose of the same, if the indemnifying Party deems it advisable to do so, all at the expense of the indemnifying Party; provided that the indemnifying Party will not settle, or consent to any entry of judgment in, any Proceeding without obtaining either: (a) an unconditional release of the indemnified Party (and their Affiliates and each of their respective officers, directors, employees and agents) from all liability with respect to all claims underlying such Proceeding; or (b) the prior written consent of the indemnified Party. The indemnified Party will not settle or consent to any entry of judgment, in any Proceeding without obtaining the prior written consent of the indemnifying Party (such consent not to be unreasonably withheld, delayed or conditioned). The Parties will fully cooperate with each other in any Proceeding and will make available to each other any books or records useful for the defense of any such Proceeding.

7.4    Limitation of Liability. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, EXCEPT FOR THE PARTIES’ INDEMNIFICATION OBLIGATIONS AND LIABILITY ARISING FROM A PARTY’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OR BREACH OF A PARTY’S CONFIDENTIALITY OBLIGATIONS HEREUNDER, IN NO EVENT SHALL EITHER PARTY OR ITS AFFILIATES BE LIABLE FOR, OR BEAR ANY OBLIGATION IN RESPECT OF, ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, EXEMPLARY OR INDIRECT DAMAGES OF ANY KIND OR CHARACTER, OR ANY DAMAGES RELATING TO OR ARISING OUT OF LOST PROFITS, LOSS OF DATA, LOSS IN VALUE, LOSS OF GOODWILL, LOSS OF OPPORTUNITY OR LIMITATIONS OR RESTRICTIONS ON BUSINESS PRACTICES, HOWEVER CAUSED AND UNDER ANY THEORY OF LIABILITY, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, WHETHER OR NOT THE OTHER PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

VIII. TERM AND TERMINATION

8.1    Term. This Agreement shall enter into force with effect on the Effective Date and shall remain in force until terminated upon the Parties’ mutual written agreement (the “Term”). Termination of this Agreement shall terminate the Parties’ rights to enter new Projects, but shall not terminate any existing Project unless the relevant Project is also terminated in accordance with this Section 8.1. The term for each individual Project shall be set forth in each Project Work Statement.

8.2    Termination for Breach. Either Party may terminate this Agreement and all outstanding Projects by written notice, effective immediately, if the other Party has committed a material breach of this Agreement and fails to cure such breach within thirty (30) days of its receipt of written notice of such breach.

8.3    Effect of Termination. Expiration or termination of this Agreement shall not relieve the Parties of any obligations accruing prior to the effective date of termination. Upon termination or expiration of this Agreement for any reason, each Party shall return to the other Party or provide such other Party with written certification of the destruction of, at such other Party’s sole option, all Confidential Information of such other Party (including all copies thereof in any type of media) that are in the Recipient’s possession or control.

8.4    Survival. The provisions of Sections I (Definitions; Interpretation), III (Ownership and Licensing of Intellectual Property and Technology), IV (Prosecution; Enforcement), V (Confidentiality), V (Representations and Warranties; Disclaimer), VII (Indemnification and Limitation of Liability), 8.3 (Effect of Termination), this Section 8.4 (Survival), and IX (General Provisions) shall survive the termination or expiration of this Agreement.

IX. GENERAL PROVISIONS

9.1    Assignment. This Agreement and the rights and obligations hereunder may not be assigned or transferred by either Party, in whole or in part, without the express written consent of the other Party, which shall not unreasonably be withheld, conditioned or delayed. Notwithstanding the foregoing, either Party may (i) assign this Agreement, in whole or in part, to any of its Affiliates, (ii) assign or otherwise transfer this Agreement, in whole but not in part, to any Person in connection with a transfer of all or substantially all of the business of such Party (whether by merger, consolidation, sale of assets, sale or exchange of stock, by operation of law or otherwise and whether in a single or multiple transactions), or (iii) sublicense the licenses granted to it pursuant to Section 3.4 and 3.5 to any acquirer of a distinct business unit or division of such Party, provided that such sublicense is limited to the Products of such business unit or division, and not to any of the acquirer’s other products; provided that, in each of the above cases, such transferee, assignee or successor agrees in writing to be bound by the applicable terms of this Agreement. Further, each Party may collaterally assign its rights under this Agreement to its lenders or other financing sources, provided that, upon foreclosure, any assignee or transferee agrees to be bound by the terms of this Agreement. Any attempted or purported assignment or transfer in violation of the preceding shall be null and void and of no effect whatsoever. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

9.2    Entire Agreement. This Agreement, including the Exhibits hereto and any Project Work Statements entered into in connection herewith, represents the entire agreement and supersedes all prior negotiations, understandings, representations, warranties or agreements either written or oral between the Parties with respect to the subject matter hereof.

9.3    Modification. Subject to the provisions of applicable law, and except as otherwise provided in this Agreement, no amendment or modification of this Agreement shall be binding upon the Parties unless made in writing and duly executed by the authorized representatives of the Parties.

9.4    Severability, Waiver. If any provision of this Agreement is held to be invalid or unenforceable by a court of competent jurisdiction, the remaining provisions of this Agreement shall remain in full force and effect and the provision found invalid or unenforceable shall be replaced by a valid and enforceable provision corresponding as closely as possible to the invalid or unenforceable provision in its economic effect. No waiver of any provisions of this Agreement will be valid unless the same is in writing and signed by the Party against whom such waiver is sought to be enforced. A waiver or consent given by either Party on any one occasion is effective only in that instance and will not be construed as a bar to or waiver of any right on any other occasion.

9.5    Notices. All notices and other communications between the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered by FedEx or other nationally recognized overnight delivery service; or (c) when delivered by email (in each case in this clause (c), solely if receipt is confirmed), addressed as follows:

if to HD:

3700 W. Juneau

Milwaukee, WI 53217

Attention: Chief Legal Officer

Email: H-DGeneralCounsel@harley-davidson.com; and

paul.krause@harley-davidson.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, IL 60611

Attention: Ryan Maierson

Email: ryan.maierson@lw.com

Attention: Jason Morelli

Email: jason.morelli@lw.com

if to LiveWire:

LiveWire

3700 W. Juneau

Milwaukee, WI 53217

Attention: Chief Legal Officer

Email: Paul.Krause@harley-davidson.com; and

H-DGeneralCounsel@harley-davidson.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, IL 60611

Attention: Ryan Maierson

Email: ryan.maierson@lw.com

Attention: Jason Morelli

Email: jason.morelli@lw.com

9.6    Governing Law. This Agreement (and any claims or disputes arising out of or related hereto or to the transactions contemplated hereby or to the inducement of either Party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware, irrespective of the choice of laws principles of the State of Delaware, including all matters of validity, construction, effect, enforceability, performance and remedies.

9.7    Consent to Jurisdiction. The state and federal courts located within the State of Delaware (the “Chosen Courts”) shall have exclusive jurisdiction over any and all disputes between the parties hereto, whether in law or in equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the parties hereto consent to and agree to subject to the exclusive jurisdiction of such Chosen Courts.

9.8    Waiver of Jury Trial(b) . THE PARTIES HEREBY WAIVE TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, AND SHALL NOT ASSERT IN ANY SUCH DISPUTE, ANY CLAIM THAT: (A) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS; (B) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS; OR (C) ANY ACTION OR OTHER PROCEEDING COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM. THE MAILING OF PROCESS OF OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.5 (OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW) SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER PROVIDED HEREIN. THE PARTIES HEREBY IRREVOCABLY WAIVE ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.9    Counterparts. This Agreement may be executed in one or more counterparts, and by the Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic delivery in .pdf format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

9.10    No Third-Party Beneficiaries. Except as otherwise specifically provided in this Agreement, (a) the provisions of this Agreement are solely for the benefit of the Parties and are not intended to confer upon any person or entity except the Parties any rights or remedies hereunder; and (b) there are no third-party beneficiaries of this Agreement and this Agreement shall not provide any third party with any remedy, claim, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

9.11    Construction. This Agreement shall be construed as if jointly drafted by the Parties and no rule of construction or strict interpretation shall be applied against either Party. The Parties represent that this Agreement is entered into with full consideration of any and all rights which the Parties may have. The Parties have conducted such investigations they thought appropriate, and have consulted with such advisors as they deemed appropriate regarding this Agreement and their rights and asserted rights in connection therewith. The Parties are not relying upon any representations or statements made by the other Party, or such other Party’s employees, agents, representatives or attorneys, regarding this Agreement, except to the extent such representations are expressly set forth or incorporated in this Agreement. The Parties are not relying upon a legal duty, if one exists, on the part of the other Party (or such other Party’s employees, agents, representatives or attorneys) to disclose any information in connection with the execution of this Agreement or their preparation, it being expressly understood that neither Party shall ever assert any failure to disclose information on the part of the other Party as a ground for challenging this Agreement.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Harley-Davidson, Inc.

By:

Name:
Title:

LiveWire EV, LLC

By:

Name:
Title:

Exhibit A

[***]

IN WITNESS WHEREOF, the Parties have caused this Project Work Statement No. [ ● ] to be executed by their respective officers thereunto duly authorized and made a part of the Joint Development Agreement as of the Effective Date.

Harley-Davidson, Inc.

By:

Name:

Title:	VP Engineering

LiveWire EV, LLC

By:

Name:

Title:	Head of EV Technology

Annex S

EMPLOYEE MATTERS AGREEMENT

BY AND BETWEEN

HARLEY-DAVIDSON, INC.

AND

LIVEWIRE EV, LLC

DATED AS OF [●], 2022

EMPLOYEE MATTERS AGREEMENT

This Employee Matters Agreement (the “Agreement”) is entered into effective as of [ ● ], 2022, by and between Harley-Davidson, Inc., a Wisconsin corporation (“HD”), and LiveWire EV, LLC, a Delaware limited liability company and wholly owned subsidiary of HD (“LiveWire”), each a “Party” and together, the “Parties.” Capitalized terms used but not otherwise defined shall have the respective meanings assigned to them in Article I.

RECITALS:

WHEREAS, the board of directors of HD (the “HD Board”) has previously determined that it is appropriate, advisable and in the best interests of HD and its stockholders for HD to separate the LiveWire Business from the HD Business, on the terms and conditions set forth herein and in the Separation Agreement;

WHEREAS, to effect the Separation (as defined in the Separation Agreement), the Parties are entering into that certain Separation Agreement dated as of the date hereof (as amended from time to time, the “Separation Agreement”);

WHEREAS, in connection with their entry into the Separation Agreement, HD and LiveWire are entering into this Agreement for the purpose of allocating between and among them and certain of their subsidiaries certain assets, Liabilities and responsibilities with respect to certain (i) employees, independent contractors and directors, (ii) compensation, equity and benefit plans, programs and arrangements and (iii) other employee-related matters; and

WHEREAS, immediately following the consummation of the Separation and pursuant to the terms of that Business Combination Agreement, dated as of December 12, 2021 (as such agreement may be modified, restated, waived or amended from time to time in accordance with its terms, the “Business Combination Agreement”), among other things, (a) LW EV Holdings, Inc., a Delaware corporation (“HoldCo”) will become the sole stockholder of AEA-Bridges Impact Corp., an exempted company incorporated in the Cayman Islands (“SPAC”), (b) HD will contribute, or cause to be contributed, LiveWire to HoldCo and (c) SPAC will become the sole equityholder and managing member of LiveWire (the “Business Combination” and, together with the Separation, the “Transactions”);

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, provisions and covenants contained in this Agreement, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Capitalized terms used and not otherwise defined in this Agreement shall have their respective meanings set forth below:

“ACA” means the Patient Protection and Affordable Care Act of 2010, as amended.

“Accrued PTO” means, with respect to a LiveWire Employee or a HD Employee, such individual’s accrued vacation, if any.

“Action” means any demand, action, claim, complaint, dispute, suit, countersuit, arbitration, inquiry, subpoena, proceeding, audit or investigation of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any Governmental Entity or in any arbitration or mediation.

“Affiliate” means, when used with respect to a specified Person, a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person. For the purpose of this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise. It is expressly agreed that for purposes of this Agreement, following the execution of this Agreement, (i) no member of the HD Group shall be deemed to be an Affiliate of any member of the LiveWire Group, (ii) no member of the LiveWire Group shall be deemed to be an Affiliate of any member of the HD Group and (iii) no joint venture formed after the Separation Time solely between one or more members of the HD Group, on the one hand, and one or more members of the LiveWire Group, on the other hand, shall be deemed to be an Affiliate of, or owned or controlled by, any member of the HD Group or the LiveWire Group for the purposes of this Agreement.

“Ancillary Agreements” shall have the meaning provided in the Separation Agreement.

“Approvals or Notifications” shall have the meaning provided in the Separation Agreement.

“Assets” shall have the meaning provided in the Separation Agreement.

“Benefit Plan” means any compensation and/or benefit plan, program, arrangement, agreement or other commitment, including each (i) employment, consulting, severance, termination, pension, retirement, supplemental retirement, excess benefit, profit sharing, bonus, incentive, sales incentive, commission, management objective program, deferred compensation, retention, transaction, change in control and similar plan, program, arrangement, agreement or other commitment, (ii) stock option, restricted stock, stock unit, performance stock, stock appreciation, stock purchase, deferred stock, phantom equity or other compensatory equity or equity-based plan, program, arrangement, agreement or other commitment, (iii) savings, life, health, welfare, post-employment welfare, disability, accident, medical, dental, vision, cafeteria, insurance, flexible spending, adoption/dependent/employee assistance, tuition, vacation, relocation, paid-time-off, other fringe benefit and any other benefit or compensation plan, program, arrangement, agreement or other commitment, including in each case, each “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject thereto) and (iv) any trust, escrow, funding, insurance or other agreement related to any of the foregoing.

“Business Records” means all files, documents, instruments, papers, books, studies, reports, records, tapes, microfilms, photographs, letters, ledgers, journals, financial statements, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), correspondence, lists (including customer and supplier lists and information), regulatory records associated with any Governmental Entity, promotional materials, employee records, corporate records, Tax Returns, other Tax work papers and files and other documents in whatever form, physical, electronic (including email) or otherwise.

“Closing Company Financial Statements” has the meaning provided in the Business Combination Agreement.

“COBRA” means the continuation coverage requirements for “group health plans” under Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Code Section 4980B and Sections 601 through 608 of ERISA, together with all regulations promulgated thereunder, and any similar state Law.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contractor” means, with respect to any member of the LiveWire Group or member of the HD Group, any independent individual or agency personnel who works or has worked for such entity (including, without limitation, full-time, part-time or temporary workers). Contractors may include, without limitation, independent contractors who invoice a member of the LiveWire Group or a member of the HD Group (as applicable) directly for services provided and agency workers for which the applicable agency invoices a member of the LiveWire Group or a member of the HD Group (as applicable) for services provided. For the avoidance of doubt, Contractors shall not include third-party firms, vendors or other entities that provide services relating to a particular expertise or subject matter to a member of the LiveWire Group or a member of the HD Group or any of their employees or other personnel.

“Director” shall mean, with respect to any member of the LiveWire Group or member of the HD Group, a non-employee member of the board of directors or managers, as applicable, of such entity.

“Employee” shall mean, with respect to any member of the LiveWire Group or member of the HD Group, any full-time or part-time employee of such entity.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Governmental Approvals” shall have the meaning provided in the Separation Agreement.

“Governmental Entity” means any governmental or regulatory authority, agency, commission, body or other governmental or regulatory entity (including any court or arbitral body (public or private)), United States or non-United States, national or supra-national, state or local, including the SEC and the other Regulatory Authorities.

“HD 401(k) Plan” shall mean the Harley-Davidson Retirement Savings Plan for Salaried Employees, as amended and/or restated from time to time.

“HD Benefit Plan” shall mean each Benefit Plan that is not a LiveWire Benefit Plan, LiveWire Individual Agreement or an HD Individual Agreement, and (i) which is sponsored, maintained, entered into, or contributed to by any member of the HD Group, or (ii) with respect to which any member of the HD Group otherwise has any liability or obligation, whether fixed or contingent, including the HD Equity Plans, the HD 401(k) Plan, the HD Deferred Compensation Plan, the HD Health and Welfare Plans, the HD Cafeteria Plan, the HD Retiree Health Care Account and the HD Cash Incentive Plans.

“HD Business” has the meaning ascribed to “Harley Business” in the Separation Agreement.

“HD Cafeteria Plan” shall mean a “cafeteria plan” (within the meaning of Section 125 of the Code) maintained by any member of the HD Group.

“HD Cash Incentive Plan” shall mean each annual performance bonus, cash incentive compensation, commission or similar cash payment, plan or program maintained by HD in which one or more LiveWire Employees is eligible to participate as of immediately prior to the Separation Time.

“HD Common Stock” shall mean the issued and outstanding shares of common stock of HD.

“HD Deferred Compensation Plan” shall mean the Harley-Davidson Management Deferred Compensation Plan, as amended and/or restated from time to time.

“HD Employee” shall mean each Employee, Contractor or Director who provides services primarily for the benefit of the HD Business and who (i) following the Separation Time, remains employed by or in service with any member of the HD Group, including any such active employees and any such employees on approved leaves of absence, or (ii) terminated or terminates, as applicable, services with the HD Group prior to the Separation Time.

“HD Equity Awards” shall mean, collectively, any equity award granted pursuant to any HD Equity Plan.

“HD Equity Plans” shall mean, collectively, the Harley-Davidson, Inc. 2009 Stock Incentive Plan, the Amended and Restated Harley-Davidson, Inc. 2014 Stock Incentive Plan, and the Harley-Davidson, Inc. 2020 Stock Incentive Plan.

“HD Group” has the meaning provided in the Separation Agreement.

“HD Indemnitees” has the meaning provided in the Separation Agreement.

“HD Individual Agreement” shall mean each Benefit Plan sponsored, maintained, entered into or contributed to by any member of the HD Group or with respect to which any member of the HD Group otherwise has any liability or obligation, whether fixed or contingent, in any case, under which no more than one service provider is eligible to receive compensation and/or benefits.

“HD Participant” shall mean any individual who (i) prior to the Separation Time, is eligible to participate in one or more HD Benefit Plans, and (ii) following the Separation Time, is (A) a HD Employee who is eligible to participate in one or more HD Benefit Plans, or (B) a beneficiary, dependent or alternate payee of any of the foregoing.

“HD Pension Plans” shall mean (i) the Harley-Davidson Retirement Annuity Plan and (ii) the Harley Davidson Retirement Plan, in each case, as amended and/or restated from time to time.

“HD Retiree Health Care Account” means the Harley-Davidson Motor Company Group Retiree Health Care Account.

“HD RSU Award” shall mean an award of restricted stock units granted under the Harley-Davidson, Inc. 2020 Stock Incentive Plan (excluding any such award subject to vesting based on the attainment of performance metrics).

“HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996, as amended.

“IRS” shall mean the U.S. Internal Revenue Service.

“Law” means any supranational, federal, state, local or provincial, municipal, foreign or common law, act, code, statute, treaty, ordinance, rule, regulation, order, judgment, injunction, award, decree, agency requirement, writ, franchise, variance, exemption, approval, certificate, notice, bylaw, standard, policy guidance, license, permit or other binding requirements, policies or instruments of any relevant jurisdiction, including in the United States or elsewhere issued, promulgated, adopted or entered into by or with any Governmental Entity or any Self-Regulatory Organization. .

“Liabilities” shall have the meaning provided in the Separation Agreement.

“LiveWire Benefit Plan” shall mean each Benefit Plan that is not an HD Benefit Plan, HD Individual Agreement or a LiveWire Individual Agreement and (i) which is sponsored, maintained, entered into or contributed to, in each case, solely by any member of the LiveWire Group or (ii) with respect to which any member of the LiveWire Group otherwise has any liability or obligation, whether fixed or contingent, including the LiveWire 401(k) Plan, the LiveWire Cafeteria Plan, the LiveWire Health and Welfare Plans and the LiveWire Cash Incentive Plan.

“LiveWire Business” has the meaning provided in the Separation Agreement.

“LiveWire Business Records” shall mean all Business Records to the extent related to the LiveWire Business.

“LiveWire Cafeteria Plan” shall mean the “cafeteria plan” (within the meaning of Section 125 of the Code) maintained by LiveWire.

“LiveWire Employee” shall mean each Employee or Contractor who provides services primarily for the benefit of the LiveWire Business and who, following the Separation Time, remains employed by or in service with any member of the LiveWire Group, including any such employees on approved leaves of absence, in each case, as set forth on Exhibit A, which shall be updated within three (3) days prior to the Separation Time.

“LiveWire Group” has the meaning provided in the Separation Agreement.

“LiveWire Indemnitee” has the meaning provided in the Separation Agreement.

“LiveWire Individual Agreement” shall mean each Benefit Plan sponsored, maintained entered into or contributed to by any member of the LiveWire Group or with respect to which any member of the LiveWire Group otherwise has any liability or obligation, whether fixed or contingent, in any case, under which no more than one service provider is eligible to receive compensation and/or benefits.

“LiveWire Participant” shall mean any individual who, (i) prior to the Separation Time, is eligible to participate in one or more HD Benefit Plans, and (ii) following the Separation Time, is (A) a LiveWire Employee who is eligible to participate in one or more LiveWire Benefit Plans, or (B) a beneficiary, dependent or alternate payee of any of the foregoing.

“NYSE” means the New York Stock Exchange.

“Participating Company” shall mean, (i) with respect to a LiveWire Benefit Plan, any member of the LiveWire Group that is a participating employer in such LiveWire Benefit Plan; and (ii) with respect to an HD Benefit Plan, any member of the HD Group and, prior to the Separation Time, any member of the LiveWire Group, in each case, that is a participating employer in such HD Benefit Plan.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture (including with respect to any vessel), estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Self-Regulatory Organization” means any United States or non-United States commission, board, agency or body that is not a Governmental Entity but is charged with the supervision or regulation of brokers, dealers, securities underwriting or trading, stock exchanges, commodities exchanges, electronic communication networks, insurance group or agents, investment group or investment advisers, including the NYSE.

“Separation Time” has the meaning provided in the Separation Agreement.

“Shared Employees” means the individual set forth on Exhibit B.

“Subsidiary” means, with respect to any Person, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its respective Subsidiaries.

“Third Party” means any Person that is not a member of the HD Group or LiveWire Group.

ARTICLE II

GENERAL PRINCIPLES

Section 2.1 Post-Separation Employment. Immediately after the Separation Time, by virtue of this Agreement and without further action by any Person, (a) each LiveWire Employee shall continue to be employed or engaged at LiveWire or such other member of the LiveWire Group as employs or engages such LiveWire Employee as of immediately prior to the Separation Time, and (b) each HD Employee, to the extent then employed, shall continue to be employed or engaged at HD or such other member of the HD Group as employs or engages such HD Employee as of immediately prior to the Separation Time. The Parties shall take all actions as are necessary to ensure that all LiveWire Employees are employed or engaged at a member of the LiveWire Group and all HD Employees are employed or engaged at a member of the HD Group, in each case, as of immediately prior to the Separation Time.

Section 2.2 No Termination/Severance; No Change in Control. Except as otherwise set forth in Section 5.2 or Section 7.7(e), no LiveWire Employee or HD Employee shall be deemed to (a) terminate employment or service solely by virtue of the consummation of the Separation, any transfer of employment or other service relationship contemplated hereby, or any related transactions or events contemplated by the Separation Agreement, this Agreement or any Ancillary Agreement, or (b) become entitled to any severance, termination, separation or similar rights, payments or benefits, whether under any Benefit Plan or otherwise, in connection with any of the foregoing. Neither the Separation (as defined in the Separation Agreement) nor any other transaction(s) contemplated by the Separation Agreement, this Agreement or any Ancillary Agreement shall constitute or be deemed to constitute a “change in control,” a “change of control,” “corporate change” or any similar corporate transaction impacting the vesting or payment of any amounts or benefits for purposes of any LiveWire Benefit Plan or HD Benefit Plan.

Section 2.3 Employment Law Liabilities.

(a) Separate Employers. Subject to the provisions of ERISA and the Code, on and after the Separation Time, each member of the HD Group shall be a separate and independent employer from each member of the LiveWire Group.

(b) Employment Litigation. Except as otherwise expressly provided in this Agreement:

(i) HD and/or the other members of the HD Group shall be solely liable for, and no member of the LiveWire Group shall have any obligation or Liability with respect to, any employment-related claims and Liabilities regarding (A) HD Employees and/or prospective HD Employees relating to, arising out of, or resulting from the prospective employment or service, actual employment or service and/or termination of employment or service, in any case, of such individual(s) with any member of the HD Group or any member of the LiveWire Group, whether the basis for such claims arose before, on, or after the Separation Time, including, without limitation, any claim or Liability relating to or arising out of any such individual’s participation in an HD Benefit Plan or an HD Individual Agreement, and (B) LiveWire Employees relating to, arising out of, or resulting from the actual employment or service of such individual(s) with any member of the HD Group or any member of the LiveWire Group, solely if the basis for such claims arose on or before the Separation Time, including, without limitation, any such claim or Liability relating to or arising out of any such individual’s participation in an HD Benefit Plan or HD Individual Agreement. For the avoidance of doubt, the HD Group shall be solely responsible for any wages or benefits that have been accrued but not yet paid as of the Separation Time, and shall indemnify the LiveWire Indemnitees for any such Liabilities. The HD Group shall indemnify the LiveWire Indemnitees for any Liabilities related to this Section 2.3(b)(i) pursuant to Section 2.3 of the Separation Agreement.

(ii) LiveWire and/or the other members of the LiveWire Group shall be solely liable for, and no member of the HD Group shall have any obligation or Liability with respect to, any employment-related claims and Liabilities regarding LiveWire Employees and/or prospective LiveWire Employees relating to, arising out of, or resulting from the prospective employment or service, actual employment or service and/or termination of employment or service, in any case, of such individual(s) with any member of the LiveWire Group, solely if the basis for such claims arose after the Separation Time, including, without limitation, any such claim or Liability relating to or arising out of any such individual’s participation in a LiveWire Benefit Plan or LiveWire Individual Agreement. For the avoidance of doubt, the LiveWire Group shall be solely responsible for any wages of the LiveWire Employees or benefits under LiveWire Benefit Plans, or LiveWire Individual Agreements, in each case, that are accrued on and after the Separation Time, and shall indemnify the HD Indemnitees for such Liabilities. The LiveWire Group shall indemnify the HD Indemnitees for any Liabilities related to this Section 2.3(b)(ii) in accordance with the terms of Section 2.2 of the Separation Agreement.

(iii) Notwithstanding the foregoing, any employment-related claims and Liabilities regarding the Shared Employees relating to, arising out of, or resulting from the employment or service and/or termination of employment or service of such Shared Employees with the HD Group or the LiveWire Group shall be allocated between the HD Group and the LiveWire Group in accordance with the allocation methodology mutually agreed upon by HD and LiveWire.

(c) Claims; Prior Notice of Claims Settlement.

(i) HD shall defend any employee claims and employment-related claims for which any member of the HD Group is liable under this Agreement, and LiveWire shall defend any employee claims and employment-related claims for which any member of the LiveWire Group is liable under this Agreement.

(ii) Each Party hereto shall, when applicable, notify in writing and consult with the other Party prior to making any settlement of an employee claim or an employment-related claim for which it is liable under this Agreement, for the purpose of attempting to avoid any prejudice to such other Party arising from the settlement. For the avoidance of doubt, nothing herein shall prevent any Party from settling any employment-related claim or shall confer upon any Party any rights of consent or other rights (other than to notice of proposed settlement and consultation) with respect to any employee claim against another Party. Notwithstanding anything to the contrary, no Party shall settle any employment-related claim for which the other Party bears any settlement liability unless such Party has approved the settlement amount (which approval shall not be unreasonably withheld) and such settlement contains a release of such Party.

Section 2.4 Reimbursement; Late Payments.

(a) Reimbursement of LiveWire. From time to time after the Separation Time, HD shall promptly reimburse LiveWire, upon LiveWire’s reasonable request and the presentation by LiveWire of such substantiating documentation as HD shall reasonably require, for the cost of any obligations or Liabilities satisfied or assumed by a member of the LiveWire Group that are the responsibility of a member of the HD Group pursuant to this Agreement. Except as otherwise provided in this Agreement, any such request for reimbursement must be made by LiveWire as promptly as practicable following, but in no event later than one hundred twenty (120) days following, the date on which such obligations or Liabilities are satisfied or assumed, as applicable, by the LiveWire Group.

(b) Reimbursement of HD. From time to time after the Separation Time, LiveWire shall promptly reimburse HD, upon HD’s reasonable request and the presentation by HD of such substantiating documentation as LiveWire shall reasonably require, for the cost of any obligations or Liabilities satisfied or assumed by the HD Group that are the responsibility of the LiveWire Group pursuant to this Agreement. Except as otherwise provided in this Agreement, any such request for reimbursement must be made by HD as promptly as practicable following, but in no event later than one hundred twenty (120) days following, the date on which such obligations or Liabilities are satisfied or assumed, as applicable, by the HD Group.

Section 2.5 No Duplication or Acceleration of Benefits. Notwithstanding anything to the contrary in this Agreement, the Separation Agreement or any Ancillary Agreement, no participant in any LiveWire Benefit Plan or LiveWire Individual Agreement shall receive benefits that duplicate benefits provided by the corresponding HD Benefit Plan or HD Individual Agreement for the same period of service. Furthermore, unless expressly provided for in this Agreement, the Separation Agreement or in any Ancillary Agreement or required by applicable Law, no provision in this Agreement shall, in and of itself, be construed to create any right to accelerated vesting of or accelerated payment of any compensation or benefits with respect to any LiveWire Employee.

ARTICLE III

TERMINATION OF PARTICIPATION IN BENEFIT PLANS; SERVICE CREDIT

Section 3.1 Termination of Participation in Benefit Plans.

(a) Except as otherwise expressly provided in this Agreement or any Ancillary Agreement or as otherwise expressly agreed to in writing between the Parties (with the consent of the SPAC, such consent not to be unreasonably withheld), effective as of the date that the applicable LiveWire Benefit Plan is established and begins to cover eligible LiveWire Employees, which (except as expressly provided in this Agreement or any Ancillary Agreement or as otherwise expressly agreed to in writing between the Parties (with the consent of the SPAC, such consent not to be unreasonably withheld)) shall occur no later than the Separation Time (any such date, a “LiveWire Benefits Effective Date”), (i) each member of the HD Group shall cease to be a Participating Company in such LiveWire Benefit Plan (to the extent any such member of the HD Group was such a Participating Company in such LiveWire Benefit Plan as of immediately prior to the LiveWire Benefits Effective Date), (ii) each HD Participant shall cease to participate in, be covered by, accrue benefits under or be eligible to contribute to such LiveWire Benefit Plan (to the extent any such HD Participant so participated in such LiveWire Benefit Plan as of immediately prior to the LiveWire Benefits Effective Date), (iii) each member of the LiveWire Group shall cease to be a Participating Company in the corresponding HD Benefit Plan (to the extent any such member of the LiveWire Group was such a Participating Company in such HD Benefit Plan as of immediately prior to the LiveWire Benefits Effective Date), and (iv) each LiveWire Participant shall cease to participate in, be covered by, accrue benefits under or be eligible to contribute to the corresponding HD Benefit Plan (to the extent any such LiveWire Participant so participated in such HD Benefit Plan as of immediately prior to the LiveWire Benefits Effective Date) and, in each case, LiveWire and HD shall take all necessary action prior to the LiveWire Benefits Effective Date to effectuate each such cessation.

(b) Except as otherwise expressly set forth in this Agreement or any Ancillary Agreement, from and after the Separation Time (i) LiveWire and/or the other members of the LiveWire Group shall be solely liable for, and no member of the HD Group shall have any Liability under, any LiveWire Benefit Plan or LiveWire Individual Agreement, and (ii) HD and/or the other members of the HD Group shall be solely liable for, and no member of the LiveWire Group shall have any Liability under, any HD Benefit Plan or any HD Individual Agreement.

Section 3.2 Service Recognition.

(a) Pre-Separation Service Credit. Each LiveWire Benefit Plan shall provide that, for purposes of eligibility, vesting (other than with respect to future equity awards) and determining level of paid time off and severance benefits, each LiveWire Participant’s years of service with any member of the LiveWire Group or HD Group (or any of their respective predecessors) as of immediately prior to the LiveWire Benefits Effective Date, that (i) were recognized under the corresponding HD Benefit Plan, or (ii) would have been recognized under the corresponding HD Benefit Plan in which such LiveWire Participant was eligible to participate immediately prior to the applicable LiveWire Benefits Effective Date, had such LiveWire Participant actually participated in such corresponding HD Benefit Plan, shall be taken into account under LiveWire Benefit Plan to the same extent as credit was (or would have been) recognized under the corresponding HD Benefit Plan, except for purposes of benefit accrual under any defined benefit plan or to the extent that duplication of compensation or benefits would result.

(b) Post-Separation Service Credit. Except to the extent imposed by applicable Law or required by this Agreement, (i) no member of the LiveWire Group shall be obligated to recognize any service of a HD Employee after the earlier of the applicable LiveWire Benefits Effective Date or the Separation Time, as applicable, for any purpose under any LiveWire Benefit Plan, and (ii) no member of the HD Group shall be obligated to recognize any service of a LiveWire Employee after the earlier of the applicable LiveWire Benefits Effective Date or the Separation Time, as applicable, for any purpose under any HD Benefit Plan; provided, however, that nothing herein shall prohibit any member of the LiveWire Group or any member of the HD Group from recognizing such service.

ARTICLE IV

TREATMENT OF HD RSU AWARDS

Section 4.1 Treatment of Outstanding HD RSU Awards.

(a) Award Treatment. At or prior to the Separation Time, each HD RSU Award that is outstanding and held by a LiveWire Employee shall be cancelled and converted into the right to receive cash payments, subject to applicable withholding taxes and deductions (each, an “RSU Payment”), on the date(s) on which the HD RSU Award would have otherwise become vested in accordance with the vesting schedule that applied to such HD RSU Award immediately prior to the Separation Time (the “RSU Vesting Schedule” and such vesting dates, “RSU Vesting Dates”). Each RSU Payment will (i) be in amount equal to (x) the number of shares of HD Common Stock subject to such HD RSU Award that would have otherwise become vested on the applicable RSU Vesting Date in accordance with the applicable RSU Vesting Schedule multiplied by (y) the closing trading price of a share of HD Common Stock on such RSU Vesting Date and (ii) be paid to the applicable LiveWire Employee on or within thirty (30) days following the applicable RSU Vesting Date, subject to and conditioned upon such LiveWire Employee’s continued employment or service, as applicable, to the LiveWire Group through the applicable vesting date. With respect to any RSU Vesting Dates that occur on or prior to the Separation Time, HD shall, or shall cause another member of the HD Group to, pay the RSU Payments to the applicable LiveWire Employees within ten (10) business days following the applicable RSU Vesting Dates. With respect to any RSU Vesting Dates that occur on or after the Separation Time, LiveWire shall, or shall cause another member of the LiveWire Group to, pay the RSU Payments to the applicable LiveWire Employees within ten (10) business days following the applicable RSU Vesting Dates.

(b) Other Terms. Except as provided above, the Separation shall not, in and of itself, constitute a termination of employment or service for any LiveWire Employee or any HD Employee for purposes of any HD Equity Awards held by such individual. The Parties further acknowledge and agree that in no event shall the vesting of any HD Equity Awards, in any case, accelerate solely by reason of the transactions or events contemplated by the Separation Agreement, this Agreement or any other Ancillary Agreement. Prior to the Separation Time, HD shall only grant HD RSU Awards or other equity or equity-based awards to LiveWire Employees in the ordinary course of business consistent with past practice pursuant to the HD Equity Plans.

Section 4.2 SEC Registration. HD agrees that, following the Separation Time, it shall use reasonable efforts to continue to maintain a Form S-8 Registration Statement (and maintain the prospectus(es) contained therein for its/their intended use) with respect to and cause to be registered pursuant to the Securities Act, the shares of HD Common Stock authorized for issuance under the HD Equity Plans as required pursuant to the Securities Act and any applicable rules or regulations thereunder.

ARTICLE V

TAX-QUALIFIED DEFINED CONTRIBUTION PLAN

Section 5.1 LiveWire 401(k) Plan. On March 1, 2022 (the “LiveWire 401(k) Effective Date”), LiveWire or another member of the LiveWire Group established the LiveWire 401(k) Plan solely for the benefit of eligible LiveWire Participants. The LiveWire 401(k) Plan shall constitute a LiveWire Benefit Plan for the purposes of this Agreement.

Section 5.2 HD 401(k) Plan. HD acknowledges and agrees that HD made or caused to be made all employer contributions to the HD 401(k) Plan that would have been made on behalf of LiveWire Participants who are then participating in the HD 401(k) Plan had the transactions contemplated by the Separation Agreement not occurred, regardless of any service or end-of-year employment requirements, but prorated for the portion of the plan year ending on the LiveWire 401(k) Effective Date. On the LiveWire 401(k) Effective Date, each LiveWire Participant who, as of immediately prior to the LiveWire 401(k) Effective Date, participated in the HD 401(k) Plan became fully vested in his or her account balance under the HD 401(k) Plan.

Section 5.3 Account Balance Transfers. On the LiveWire 401(k) Effective Date, HD caused the account balances under the HD 401(k) Plan of each LiveWire Participant who, as of prior to the LiveWire 401(k) Effective Date, participated in the HD 401(k) Plan, to be transferred in cash to the LiveWire 401(k) Plan, and LiveWire or another member of the LiveWire Group caused the LiveWire 401(k) Plan to accept the transfer of such amounts, in accordance with Section 414(l) of the Code, Treasury Regulation Section 1.414(1)-1, and Section 208 of ERISA. HD shall cause the HD 401(k) Plan to retain the accounts (including any promissory notes related to outstanding participant loans) and assets attributable to any Person who is not a LiveWire Employee.

Section 5.4 Treatment of 401(k) Plans. Following the Separation Time, the LiveWire Group shall be solely responsible for, and the HD Group shall not have any Liability with respect to, any and all Liabilities under the LiveWire 401(k) Plan. Following the Separation Time, the HD Group shall be solely responsible for, and the LiveWire Group shall not have any Liability with respect to, any and all Liabilities under the HD 401(k) Plan.

Section 5.5 Cooperation. HD and LiveWire (each acting directly or through any member of the HD Group or any member of the LiveWire Group, as applicable) shall cooperate in making any and all appropriate filings required by the IRS, or required under the Code, ERISA or any applicable regulations with respect to this Article V.

ARTICLE VI

DEFERRED COMPENSATION PLAN; PENSION PLANS

Section 6.1 Treatment of Deferred Compensation Plan. Effective as of the Separation Time, each LiveWire Participant who, as of immediately prior to the Separation Time, participated in the HD Deferred Compensation Plan shall cease to be eligible to participate in or make additional deferrals under the HD Deferred Compensation Plan. Following the Separation Time, LiveWire Participants will be entitled to distributions of their account balances under the HD Deferred Compensation Plan in accordance with (and at such time(s) as provided under) the HD Deferred Compensation Plan. Following the Separation Time, (a) HD (acting directly or through any member of the HD Group) shall be responsible for any and all Liabilities with respect to the HD Deferred Compensation Plan and (b) LiveWire shall not be a “Participating Employer” (as defined in the HD Deferred Compensation Plan) in the HD Deferred Compensation Plan.

Section 6.2 Treatment of HD Pension Plans. Effective as of the Separation Time (or such earlier time as the applicable LiveWire Participant’s employment transferred from the HD Group to the LiveWire Group), each LiveWire Participant who, prior to the Separation Time (or such earlier transfer), participated in an HD Pension Plan will cease to be an active participant in such HD Pension Plan (but, for clarity, will remain entitled to his or her benefits under such HD Pension Plan in accordance with the terms and conditions thereof); provided, however, that HD shall, and shall cause the HD Pension Plans to, recognize such LiveWire Participant’s service with any member of the LiveWire Group (A) for all purposes under such HD Pension Plans until the applicable LiveWire Participant’s Service End Date (as defined in the Harley-Davidson Retirement Plan) and (B) from and after the applicable LiveWire Participant’s Service End Date, for the sole purpose of determining whether such LiveWire Participant is eligible for early retirement or retirement (as applicable) under any HD Pension Plan (but, following the applicable LiveWire Participant’s Service End Date, not for purposes of benefit accrual under the HD Pension Plans). Following the Separation Time, HD (acting directly or through any member of the HD Group) shall be responsible for any and all Liabilities with respect to the HD Pension Plans.

ARTICLE VII

HEALTH AND WELFARE PLANS; WORKERS’ COMPENSATION

Section 7.1 Health and Welfare Benefit Plans. As of the Separation Time, the HD Group maintains each of the health and welfare plans set forth on Exhibit C hereto (the “HD Health and Welfare Plans”) for the benefit of eligible employees of the HD Group and their dependents and beneficiaries, each of which shall remain in effect immediately following the Separation Time. The health and welfare plans maintained by the LiveWire Group as of the Separation Time are referred to herein as the “LiveWire Health and Welfare Plans”.

Section 7.2 LiveWire Health and Welfare Plans. LiveWire shall use commercially reasonable efforts to cause all LiveWire Health and Welfare Plans to (a) waive all limitations as to preexisting conditions, exclusions and service conditions with respect to participation and coverage requirements applicable to individuals who are LiveWire Participants immediately following the applicable LiveWire Benefits Effective Date, other than limitations that were in effect with respect to such LiveWire Participants as of immediately prior to the applicable LiveWire Benefits Effective Date under the corresponding HD Health and Welfare Plan(s), and (b) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable, following the applicable LiveWire Benefits Effective Date, to an individual who is a LiveWire Participant immediately following the applicable LiveWire Benefits Effective Date to the extent such LiveWire Participant had satisfied any similar limitation under the corresponding HD Health and Welfare Plan(s). Additionally, the LiveWire Health and Welfare Plans shall provide that the LiveWire Participants are credited with or otherwise have taken into account, to the extent applicable, any expenses incurred towards deductibles, co-payments or out-of-pocket limits credited to such individual, in each case, under the terms of the corresponding HD Health and Welfare Plans for the plan year in which the applicable LiveWire Benefits Effective Date occurs as if such amounts had been paid by such individual under the LiveWire Health and Welfare Plans.

Section 7.3 Cafeteria Plan. As soon as practicable following the Separation Time and if and to the extent not effected prior to the Separation Time, HD (acting directly or through any other member of the HD Group) shall, in accordance with Revenue Ruling 2002-32, cause the portion of the HD Cafeteria Plan applicable to the LiveWire Participants to be segregated into a separate component and the account balances in such component to be transferred to the LiveWire Cafeteria Plan, which will include any health flexible spending account and dependent care account plan (excluding, for clarity, any health reimbursement arrangements). The LiveWire Cafeteria Plan shall reimburse HD or the HD Cafeteria Plan to the extent amounts were paid by the HD Cafeteria Plan and not collected from the LiveWire Participant and such amounts are subsequently collected by the LiveWire Cafeteria Plan with respect to such LiveWire Participant.

Section 7.4 Health Reimbursement Arrangements. Effective as of the applicable LiveWire Benefits Effective Date, each LiveWire Participant who, as of immediately prior to such LiveWire Benefits Effective Date, participated in a health reimbursement arrangement under an HD Health and Welfare Plan (an “HD HRA”) will cease to be an active participant in the HRA (but, for clarity, will remain entitled to his or her benefits under the HD HRA in accordance with the terms and conditions thereof). Following the applicable LiveWire Benefits Effective Date, HD (acting directly or through any member of the HD Group) shall be responsible for any and all Liabilities with respect to the HD HRA.

Section 7.5 Retirement Health Care Accounts. Effective as of the Separation Time, each LiveWire Participant who, as of immediately prior to the Separation Time, participated in the HD Retiree Health Care Account, shall remain eligible for his or her benefits under the HD Retiree Health Care Account in accordance with the terms and conditions thereof; provided, however, that HD shall, and shall cause the HD Retiree Health Care Account to, recognize such LiveWire Participant’s age and service with any member of the LiveWire Group after the Separation Time for the purpose of determining eligibility for benefits under the HD Retiree Health Care Account. Following the Separation Time, HD (acting directly or through any member of the HD Group) shall be responsible for any and all Liabilities with respect to the HD Retiree Health Care Account.

Section 7.6 COBRA, HIPAA and ACA.

(a) HD (acting directly or through any other member of the HD Group) and the HD Health and Welfare Plans shall be solely responsible for compliance with the health care continuation coverage requirements of COBRA with respect to each individual who is a HD Participant (or a dependent or beneficiary thereof) at the time such individual experiences a COBRA qualifying event. LiveWire (acting directly or through any other member of the LiveWire Group) and the LiveWire Health and Welfare Plans shall be solely responsible for compliance with the health care continuation coverage requirements of COBRA with respect to each individual who is a LiveWire Participant (or a dependent or beneficiary thereof) at the time such individual experiences a COBRA qualifying event. Neither the consummation of the Separation, any transfer of employment contemplated hereby, or any related transactions or events contemplated by the Separation Agreement, this Agreement or any Ancillary Agreement shall constitute a COBRA qualifying event for purposes of COBRA with respect to any LiveWire Participant or any HD Participant (or any dependent or beneficiary thereof).

(b) HD (acting directly or through any other member of the HD Group) shall be responsible for compliance with any certificate of creditable coverage of other applicable requirements of HIPAA or Medicare applicable to the HD Health and Welfare Plans. LiveWire (acting directly or through any other member of the LiveWire Group) shall be responsible for compliance with any certificate of creditable coverage of other applicable requirements of HIPAA or Medicare applicable to the LiveWire Health and Welfare Plans.

(c) HD (acting directly or through any other member of the HD Group) shall be responsible for compliance with any reporting requirements of the ACA applicable to HD Employees and LiveWire Employees under the HD Health and Welfare Plans. LiveWire (acting directly or through any other member of the LiveWire Group) shall be responsible for compliance with any reporting requirements of the ACA applicable to LiveWire Employees under the LiveWire Health and Welfare Plans.

Section 7.7 Liabilities.

(a) Insured Benefits. With respect to employee welfare and fringe benefits that are provided through the purchase of insurance, (i) LiveWire shall cause the LiveWire Health and Welfare Plans to, through such insurance policies, pay and discharge all eligible claims of LiveWire Participants that are incurred on or after the effective date of coverage of such LiveWire Participants in the LiveWire Health and Welfare Plans, and (ii) HD shall cause the HD Health and Welfare Plans to, through such insurance policies pay and discharge all eligible claims of HD Participants that are incurred prior to, on or after the Separation Time (provided that such HD Participants are enrolled in the HD Health and Welfare Plans). For the avoidance of doubt, except as otherwise expressly set forth in this Article VII, neither LiveWire Health and Welfare Plans nor HD Health and Welfare Plans shall be responsible for any benefit claims incurred following a LiveWire Participant’s termination of participation in an HD Health and Welfare Plan if the LiveWire Participant does not validly enroll in an applicable LiveWire Health and Welfare Plan.

(b) Self-Insured Benefits. With respect to employee health or medical benefits that are provided through a self-insured plan or program HD shall cause the HD Health and Welfare Plans to, through such self-insured plan or program, continue to pay and discharge all eligible claims of (i) HD Participants incurred prior to, on or after the Separation Time and (ii) LiveWire Participants incurred before the Separation Time, in each case, regardless of when such claims are reported.

(c) Short-Term and Long-Term Disability Benefits.

(i) Long-Term Disability Benefits. Any HD Employee or LiveWire Employee who becomes entitled to receive, or experiences a qualifying disability and is in an eligibility waiting or exclusion period to receive, long-term disability under any HD Health and Welfare Plan prior to the effective date of coverage for a LiveWire Employee under the LiveWire Health and Welfare Plan providing long-term disability benefits shall continue to receive or be eligible to receive long-term disability benefits under such HD Health and Welfare Plan following such date.

(ii) Short-Term Disability Benefits. Any LiveWire Employee who becomes entitled to receive short-term disability benefits under any HD Health and Welfare Plan prior to the effective date of coverage for a LiveWire Employee under the LiveWire Health and Welfare Plan providing short-term disability benefits shall be transferred to, and receive any short-term disability benefits to which such LiveWire Employee is entitled under, the applicable LiveWire Health and Welfare Plans as of date in accordance with the terms of such plan. Any HD Employee who becomes entitled to receive short-term disability benefits under any HD Benefit Plan prior to, on or after the Separation Time shall continue to receive any short-term disability benefits to which such HD Employee is entitled under the HD Health and Welfare Plans as of the Separation Time in accordance with the terms of such plan.

(d) Incurred Claim Definition. For purposes of this Article VII, a claim or Liability shall generally be deemed to be incurred (i) with respect to medical, dental, vision and/or prescription drug benefits, on the date that the health services giving rise to such claim or Liability are rendered or performed and not when such claim is made; provided, however that with respect to a period of continuous hospitalization, a claim is incurred upon the first date of such hospitalization and not on the date that such services are performed and (ii) with respect to life insurance, accidental death and dismemberment and business travel accident insurance, upon the occurrence of the event giving rise to such claim or Liability.

(e) Accrued Paid-Time-Off. Prior to the Separation Time, to the extent required by applicable Law, LiveWire shall solicit in writing the consent of each LiveWire Employee to rollover to LiveWire or another member of the LiveWire Group, such LiveWire Employee’s Accrued PTO as of the Separation Time (the “Rollover Consents”). With respect to each LiveWire Employee who (i) is not required to consent to such a rollover under applicable Law or (ii) timely provides such Rollover Consent to LiveWire and consents to such a rollover, LiveWire shall (directly or through another member of the LiveWire Group) recognize and honor the Accrued PTO credited to each LiveWire Employee by such individual’s employer immediately prior to the Separation Time. To the extent permitted and/or required under applicable Law, the Accrued PTO of any LiveWire Employee who (A) elects in his or her Rollover Consent to receive a payment of his or her Accrued PTO or (B) does not timely provide a Rollover Consent to LiveWire, shall be paid by HD to such individual(s) in a cash lump sum upon the transfer of such individual’s employment between the HD Group and the LiveWire Group prior to the Separation, and, for the avoidance of doubt, HD shall be solely responsible and liable for such payments. Notwithstanding the foregoing, (x) all Accrued PTO shall be used in accordance with the terms and conditions of the post-Separation employer’s applicable policies and programs, to the extent permissible by Law, and (y) any paid-time-off accruals in respect of post-Separation services (if any) shall be made in accordance with the terms and conditions of the post-Separation employer’s applicable policies and programs (except to the extent otherwise provided in an applicable LiveWire Individual Agreement or HD Individual Agreement).

Section 7.8 Workers’ Compensation Liabilities. All workers’ compensation Liabilities relating to, arising out of, or resulting from any claim by a HD Employee that results from an accident occurring, or from an occupational disease which becomes manifest (collectively, “Workers’ Comp Liabilities”) before, as of or after the Separation Time, shall be retained by and be obligations of HD or its insurers. All Workers’ Comp Liabilities relating to, arising out of, or resulting from any claim by a LiveWire Employee that arises or manifests prior to the date on which such LiveWire Employee is covered by an applicable workers’ compensation insurance program maintained by a member of the LiveWire Group shall be obligations of HD and its insurers. All Workers’ Comp Liabilities relating to, arising out of, or resulting from any claim by a LiveWire Employee that arises or manifests on or after the date on which such LiveWire Employee is covered under a workers’ compensation insurance program maintained by a member of the LiveWire Group shall be obligations of LiveWire and its insurers. For purposes of this Agreement, a compensable injury giving rise to a Workers’ Comp Liability shall be deemed to be sustained upon the occurrence of the event giving rise to eligibility for workers’ compensation benefits or at the time that an occupational disease becomes manifest, as the case may be. Each member of the HD Group and each member of the LiveWire Group shall cooperate with respect to any notification to appropriate Governmental Entities of the Separation Time and the issuance of new, or the transfer of existing, workers’ compensation insurance policies and claims handling contracts.

ARTICLE VIII

CASH INCENTIVE COMPENSATION

Section 8.1 Cash Incentive Plans.

(a) 2021 Cash Incentive Payments. If the Separation Time occurs prior to payment by the HD Group of the cash incentives payable pursuant to any HD Cash Incentive Plan with respect to calendar year 2021 (such payments, the “2021 Cash Incentive Payments”), then HD shall pay to each LiveWire Employee who, prior to the Separation, was a participant in such an HD Cash Incentive Plan prior to October 1, 2021 and becomes entitled to payment of a 2021 Cash Incentive Payment pursuant to such HD Cash Incentive Plan, an amount equal to such LiveWire Employee’s 2021 Cash Incentive Payment thereunder (pro-rated for any partial year of employment). The 2021 Cash Incentive Payments shall be paid to the applicable LiveWire Employees as and when payments are made generally under the applicable HD Cash Incentive Plans with respect to calendar year 2021, and subject to such terms and conditions as apply generally under such HD Cash Incentive Plan.

(b) 2022 Cash Incentive Payments. With respect to each LiveWire Employee who, prior to the Separation, was a participant in an HD Cash Incentive Plan with respect to calendar year 2022 (the “2022 HD Cash Incentive Plan”) and remains employed by LiveWire through December 1, 2022, an amount equal to the cash incentive payment that such LiveWire Employee would have been entitled to receive under the 2022 HD Cash Incentive Plan had the Separation not occurred, pro-rated based on the period during calendar year 2022 during which such LiveWire Employee was a participant in the 2022 HD Cash Incentive Plan (such payments, the “2022 Cash Incentive Payments”). The 2022 Cash Incentive Payments shall be paid to the applicable LiveWire Employees as and when payments are made generally under the applicable HD Cash Incentive Plans with respect to calendar year 2022.

(c) LiveWire Cash Incentive Liabilities. At or prior to the Separation and from time to time following the Separation Time, LiveWire shall, or shall cause another member of the LiveWire Group to, adopt, for the benefit of eligible LiveWire Employees, one or more cash incentive programs (each, a “LiveWire Cash Incentive Plan”). Following the Separation Time, the LiveWire Group shall be solely responsible for, and HD Group shall not have any obligation or Liability with respect to, any and all payments, obligations and other Liabilities under any LiveWire Cash Incentive Plan.

(d) HD Cash Incentive Liabilities. Subject to and except as expressly provided under Section 8.1(a) above, following the Separation Time, the HD Group shall be solely responsible for, and the LiveWire Group shall not have any obligation or Liability with respect to, any and all payments, obligations and other Liabilities under any HD Cash Incentive Plan.

ARTICLE IX

PAYROLL REPORTING AND WITHHOLDING

Section 9.1 Tax Procedures. With respect to the LiveWire Employees, the Parties shall adopt the “standard procedure” for preparing and filing IRS Forms W-2 (Wage and Tax Statements) and for purposes of filing IRS Forms W-4 (Employee’s Withholding Allowance Certificate) and W-5 (Earned Income Credit Advance Payment Certificate), as described in Revenue Procedure 2004-53.

Section 9.2 Garnishments, Tax Levies, Child Support Orders, and Wage Assignments. With respect to garnishments, tax levies, child support orders, and wage assignments in effect with HD (or any other member of the HD Group) as of the Separation Time for any LiveWire Employees, LiveWire (and any other employing member of the LiveWire Group), as appropriate, shall honor such payroll deduction authorizations and shall continue to make payroll deductions and payments to the authorized payee, as specified by the court or governmental order which was on file with HD as of immediately prior to the Separation Time. HD shall, as soon as practicable after the Separation Time, provide LiveWire (and any other employing member of the LiveWire Group), as appropriate, with such information in HD’s possession (and not already in the possession of a member of the LiveWire Group) or employee consents as may be reasonably requested by the LiveWire Group and necessary for the LiveWire Group to make the payroll deductions and payments to the authorized payee as required by this Section 9.2.

Section 9.3 Authorizations for Payroll Deductions. Unless otherwise prohibited by a Benefit Plan or by this Agreement or an Ancillary Agreement, LiveWire and the other members of the LiveWire Group, as appropriate, shall honor payroll deduction authorizations attributable to any LiveWire Employee that are in effect with any member of the HD Group as of immediately prior to the Separation Time relating to such LiveWire Employee, and shall not require that such LiveWire Employee submit a new authorization to the extent that the type of deduction by LiveWire or any other member of the LiveWire Group, as appropriate, does not differ from that made by the member of the HD Group prior to the Separation Time. Such deduction types include: pre-tax contributions to any Benefit Plan, including any voluntary benefit plan; scheduled loan repayments to any Benefit Plan; and direct deposit of payroll, employee relocation loans, and other types of authorized company receivables usually collectible through payroll deductions. Each Party shall, as soon as practicable after the Separation Time, provide the other Party with such information in its possession as may be reasonably requested by the other Party and as necessary for that Party to honor the payroll deduction authorizations contemplated by this Section 9.3.

ARTICLE X

GENERAL AND ADMINISTRATIVE

Section 10.1 Business Associate Agreements. The Parties hereby agree to enter into any business associate agreements that may be required for the sharing of any information pursuant to this Agreement to comply with the requirements of HIPAA.

Section 10.2 Non-Solicitation. The Parties acknowledge and agree that they are subject to and bound by certain non-solicitation and non-hire restrictions set forth in Section 4.6 of the Separation Agreement, and that the Parties shall comply with their respective obligations thereunder.

Section 10.3 Employee Records.

(a) Records Relating to HD Employees. To the extent permitted by applicable Law, all records and data in any form relating to HD Employees shall be the property of the HD Group.

(b) Records Relating to LiveWire Employees. To the extent permitted by applicable Law, all records and data in any form relating to LiveWire Employees shall be the property of the LiveWire Group and considered part of the LiveWire Business Records under the Separation Agreement; provided, however, that records and data pertaining to such an employee and relating to any period that such employee was (i) employed by any member of the HD Group and/or (ii) covered under any Benefit Plan sponsored by any member of the HD Group (to the extent that such records or data relate to such coverage) prior to the Separation Time shall be shared with the appropriate HD Group by the LiveWire Group to the extent such records are reasonably necessary for payroll or Benefit Plan purposes.

Section 10.4 Sharing Of Information. The Parties hereto acknowledge and agree that they are subject to and bound by certain requirements to share and exchange information as set forth in Article III of the Separation Agreement, and that the Parties shall comply with their respective obligations thereunder.

Section 10.5 Reasonable Efforts/Cooperation. Each Party shall use its commercially reasonable efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement, including adopting Benefit Plans and/or Benefit Plan amendments. The Parties agree to consult and cooperate to the extent reasonably necessary with respect to any Actions, and, upon reasonable written request of the other Party, shall use reasonable efforts to make available to such other Party the former, current and future directors, officers, employees, other personnel and agents of it and its Subsidiaries (whether as witnesses or otherwise). The requesting party shall bear all costs and expenses in connection with the foregoing. Without limiting the generality of the foregoing, each of the Parties shall reasonably cooperate in all respects with regard to all matters relating to the transactions contemplated by this Agreement for which the other Party seeks a determination letter or private letter ruling from the IRS, an advisory opinion from the U.S. Department of Labor or any other filing, consent or approval with respect to or by a Governmental Entity. Notwithstanding the foregoing, this Section 10.5 shall not require either Party to take any step that would significantly interfere, or that such Party reasonably determines could significantly interfere, with its business.

Section 10.6 Employer Rights. Nothing in this Agreement shall (a) prohibit any member of the HD Group from amending, modifying or terminating any HD Benefit Plan or HD Individual Agreement at any time, subject to the terms and conditions thereof, or (b) prohibit any member of the LiveWire Group from amending, modifying or terminating any LiveWire Benefit Plan or any LiveWire Individual Agreement at any time, subject to the terms and conditions thereof. In addition, nothing in this Agreement shall be interpreted as an amendment or other modification of any Benefit Plan.

Section 10.7 Effect on Employment. Without limiting any other provision of this Agreement, none of the Separation Time or any actions taken in furtherance of the Separation Time, whether under the Separation Agreement, this Agreement, any other Ancillary Agreement or otherwise, in any case, shall in and of itself cause any employee to be deemed to have incurred a termination of employment or service or, except as expressly provided in this Agreement, to entitle such individual to any payments or benefits under any Benefit Plan or otherwise. Furthermore, nothing in this Agreement is intended to or shall confer upon any LiveWire Employee or HD Employee any right to continued employment or service, or any recall or similar rights to an individual on layoff or any type of approved leave.

Section 10.8 Consent Of Third Parties. If any provision of this Agreement is dependent on the consent of any third party and such consent is withheld, the Parties hereto shall use their reasonable best efforts to implement the applicable provisions of this Agreement to the fullest extent practicable. If any provision of this Agreement cannot be implemented due to the failure of such third party to consent, the Parties hereto shall negotiate in good faith to implement the provision in a mutually satisfactory alternative manner.

Section 10.9 Access To Employees. Following the Separation Time, LiveWire and HD shall, or shall cause the LiveWire Group and the HD Group, as applicable, to make available to each other those LiveWire Employees or HD Employees, as applicable, who may reasonably be needed by the other Party in order to defend or prosecute any legal or administrative action (other than a legal action between any member of the LiveWire Group on the one hand and any member of the HD Group on the other) to which any employee, officer, director or Benefit Plan of the LiveWire Group or HD Group is a party and which relates to their respective Benefit Plans prior to the Separation Time. The Party to whom an employee is made available in accordance with this Section 10.9 shall pay or reimburse the other Party for all reasonable expenses reimbursed by such other Party to such employee in connection therewith, including all reasonable travel, lodging, and meal expenses, but excluding any amount for such employee’s time spent in connection herewith.

Section 10.10 Beneficiary Designation/Release Of Information/Right To Reimbursement. Without limiting any other provision hereof, to the extent permitted by applicable Law and except as otherwise provided for in this Agreement, all beneficiary designations, authorizations for the release of information and rights to reimbursement made by or relating to LiveWire Participants under HD Benefit Plans in effect immediately prior to the Separation Time shall be transferred to and be in full force and effect under the corresponding LiveWire Benefit Plans until such beneficiary designations, authorizations or rights are replaced or revoked by, or no longer apply to, the relevant LiveWire Participant.

Section 10.11 Compliance. As of the Separation Time, HD (acting directly or through any member of the HD Group) shall be solely responsible for compliance under ERISA and all other applicable Law with respect to each HD Benefit Plan, and LiveWire (acting directly or through any member of the LiveWire Group) shall be solely responsible for compliance under ERISA and all other applicable Law with respect to each LiveWire Benefit Plan.

Section 10.12 Allocation of Liabilities. With respect to the determination of whether a Liability shall be treated for purposes of this Agreement as a Liability of LiveWire or of HD, the express designation of such Liability in this Agreement shall prevail. If no such express designation exists, authorized representatives of LiveWire and HD will determine in good faith by mutual agreement whether the Liability relates primarily to either the LiveWire Business, in which case it will be deemed a Liability of LiveWire or the HD Business, in which case it will be deemed a Liability of HD. If such representatives are unable to agree on the business to which such Liability relates, the treatment of such Liability on the Closing Company Financial Statements at the Closing shall prevail. If, however, such Liability is not addressed on the Closing Company Financial Statements at the Closing, then the allocation of such Liability shall be determined pursuant to Section 11.25 below.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Termination.

(a) This Agreement may be terminated at any time prior to the Separation Time by and in the sole and absolute discretion of the HD Board without the approval of any other Person, including the shareholders of HD or LiveWire. Additionally, in the event the Business Combination Agreement is validly terminated, this Agreement shall automatically terminate without further action by the Parties. In the event that this Agreement is terminated, this Agreement shall become null and void and no Party, nor any Party’s directors, officers or employees, shall have any Liability of any kind to any Person by reason of this Agreement. After the Separation Time, this Agreement may not be terminated except by an agreement in writing signed by HD and LiveWire.

(b) In the event of any termination of this Agreement prior to the Separation Time, no Party (nor any of its directors, officers or employees) shall have any Liability or further obligation to the other Party by reason of this Agreement.

Section 11.2 Section 409A. Notwithstanding anything in this Agreement to the contrary, with respect to any compensation or benefits that may be subject to Section 409A of the Code and related Department of Treasury guidance thereunder, the Parties agree to negotiate in good faith regarding any treatment different from that otherwise provided herein to the extent necessary or appropriate to (a) exempt such compensation and benefits from Section 409A of the Code, (b) comply with the requirements of Section 409A of the Code, and/or (c) otherwise avoid the imposition of tax under Section 409A of the Code; provided, however, that this Section 11.2 does not create an obligation on the part of either Party to adopt any amendment, policy or procedure, to take any other action or to indemnify any Person for any failure to do any of the foregoing.

Section 11.3 Corporate Power.

(a) HD represents on behalf of itself and each other member of the HD Group, and LiveWire represents on behalf of itself and each other member of the LiveWire Group, as follows:

(i) each such Person has the requisite corporate or other applicable power and authority and has taken all corporate or other applicable action necessary in order to execute, deliver and perform this Agreement and each Ancillary Agreement to which it is a party and to consummate the transactions contemplated hereby; and

(ii) this Agreement and each Ancillary Agreement to which it is a party has been or will be duly executed and delivered by it and constitutes or will constitute a valid and binding agreement of it enforceable in accordance with the terms thereof.

(b) Each Party acknowledges that it and the other Party may execute this Agreement by facsimile, stamp or mechanical signature. Each Party expressly adopts and confirms each such facsimile, stamp or mechanical signature made in its respective name as if it were a manual signature, agrees that it shall not assert that any such signature is not adequate to bind such Party to the same extent as if it were signed manually and agrees that at the reasonable request of the other Party at any time it shall as promptly as reasonably practicable cause this Agreement to be manually executed (any such execution to be as of the date of the initial date thereof).

Section 11.4 Survival of Covenants. Except as expressly set forth in this Agreement, the covenants, representations and warranties contained in this Agreement, and liability for the breach of any obligations contained herein or therein, shall survive the Separation Time and shall remain in full force and effect in accordance with their terms.

Section 11.5 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid or by prepaid overnight courier (providing written proof of delivery), or by electronic mail (with confirmed receipt), addressed as follows:

If to HD or LiveWire, to:

c/o LiveWire

3700 West Juneau Avenue

Milwaukee, WI 53208

Attention: Paul Krause

Email:       paul.krause@harley-davidson.com;

          H-DGeneralCounsel@harley-davidson.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP 811 Main St.

Houston, TX 77002

Attention: Ryan Maierson

Email:       ryan.maierson@lw.com Attention: Jason Morelli

Email:       jason.morelli@lw.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 11.6 Entire Agreement. This Agreement (including any Exhibits hereto), the Business Combination Agreement (and any exhibits, schedules or other ancillary documents thereto), and any Ancillary Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof.

Section 11.7 Relation to Separation Agreement. Except as expressly provided in the Separation Agreement, to the extent there is any inconsistency between this Agreement and the terms of Separation Agreement that is the subject of this Agreement and such inconsistency relates to the allocation between HD and LiveWire (among them or their subsidiaries) of assets, Liabilities and responsibilities with respect to certain (a) employees, independent contractors and directors, (b) compensation, equity and benefit plans, programs and arrangements and (c) other employee-related matters, the terms of this Agreement shall prevail.

Section 11.8 Waivers of Default. Waiver by a Party of any default by the other Party of any provision of this Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default, nor shall it prejudice the rights of the other Party. No failure or delay by a Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege. In addition, unless the Business Combination Agreement shall have been terminated in accordance with its terms, no such waiver shall be effective without the prior written consent of the SPAC.

Section 11.9 Amendments. Subject to the provisions of applicable Law, and except as otherwise provided in this Agreement, this Agreement may be amended, modified or supplemented only by written instrument signed by the authorized representative of the Party against whom it sought to enforce such waiver, amendment, supplement or modification is sought to be enforced. In addition, unless the Business Combination Agreement shall have been terminated in accordance with its terms, no such amendment, modification or supplement shall be effective without the prior written consent of the SPAC.

Section 11.10 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 11.11 Further Assurances.

(a) In addition to the actions specifically provided for elsewhere in this Agreement, each of the Parties hereto shall use its commercially reasonable efforts, prior to, on and after the Separation Time, to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable on its part under applicable Laws, regulations and agreements, to consummate and make effective the Transactions.

(b) Without limiting the foregoing, prior to, on and after the Separation Time, each Party hereto shall cooperate with each other Party hereto, and without any further consideration, but at the expense of the requesting Party, to execute and deliver, or use its commercially reasonable efforts to cause to be executed and delivered, all instruments, including instruments of conveyance, assignment and transfer, and to make all filings with, and to obtain or make any Approvals or Notifications of, any Governmental Entity or any other Person under any permit, license, agreement, indenture or other instrument (including any Third Party consents or Governmental Approvals), and to take all such other actions as such Party may reasonably be requested to take by any other Party hereto from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement and the transactions contemplated hereby.

Section 11.12 Performance. HD shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement to be performed by any member of the HD Group. LiveWire shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement to be performed by any member of the LiveWire Group. Each Party (including its permitted successors and assigns) further agrees that it shall cause all of the other members of the HD Group or the LiveWire Group (as applicable) not to take, or omit to take, any action which action or omission would violate or cause such Party to violate this Agreement or materially impair such Party’s ability to consummate the transactions contemplated hereby or thereby.

Section 11.13 Third-Party Beneficiaries. Except as otherwise expressly provided in this Agreement, (a) the provisions of this Agreement are solely for the benefit of the Parties and are not intended to confer upon any Person (including any shareholders of HD or shareholders of LiveWire) except the Parties hereto any rights or remedies hereunder; and (b) there are no third-party beneficiaries of this Agreement and this Agreement shall not provide any third Person (including any shareholders of HD or shareholders of LiveWire) with any remedy, claim, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement. Without limiting the generality of the foregoing, in no event shall any HD Employee or LiveWire Employee (or any dependent, beneficiary or alternate payee of any of the foregoing) have any third-party rights under this Agreement. Nothing in this Agreement shall adopt, amend, or terminate or shall be construed to adopt, amend, terminate, or interpret the terms of, any Benefit Plan (including any HD Benefit Plan, HD Individual Agreement, LiveWire Benefit Plan or LiveWire Individual Agreement), or any other program or arrangement described in or contemplated by this Agreement. Notwithstanding the foregoing, the SPAC shall be a third-party beneficiary of the rights of LiveWire under this Agreement.

Section 11.14 Headings. The article, section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 11.15 Governing Law. This Agreement (and any claims or disputes arising out of or related hereto or to the transactions contemplated hereby or to the inducement of any Party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware, irrespective of the choice of laws principles of the State of Delaware, including all matters of validity, construction, effect, enforceability, performance and remedies.

Section 11.16 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by either Party without the prior written consent of the other Party; provided that any permitted assignment will not relieve any Party of its obligations under this Agreement. Any attempted or purported assignment in violation of the preceding sentence shall be null and void and of no effect whatsoever. Subject to the preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 11.17 Specific Performance.

(a) The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the specific terms hereof or were otherwise breached. It is accordingly agreed that prior to the termination of this Agreement in accordance with Section 11.1, the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (without necessity of posting bond or other security (any requirements therefor being expressly waived)), this being in addition to any other remedy to which they are entitled at Law or in equity.

(b) Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief as provided herein on the basis that (i) the other Party has an adequate remedy at Law or (ii) an award of specific performance is not an appropriate remedy for any reason at Law or equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 11.18 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 11.19 Interpretation. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Schedule or Exhibit, such reference shall be to a Section of, Schedule to or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” For purposes of this Agreement, whenever the context requires the singular number shall include the plural, and vice versa. All references in this Agreement to “$” are intended to refer to United States dollars. Any reference to a particular Law means such Law as amended, modified or supplemented (including all rules and regulations promulgated thereunder) and, unless otherwise provided, as in effect from time to time.

Section 11.20 Construction. This Agreement shall be construed as if jointly drafted by the Parties and no rule of construction or strict interpretation shall be applied against either Party. The Parties represent that this Agreement is entered into with full consideration of any and all rights which the Parties may have. The Parties have conducted such investigations they thought appropriate, and have consulted with such advisors as they deemed appropriate regarding this Agreement and their rights and asserted rights in connection therewith. The Parties are not relying upon any representations or statements made by the other Party, or such other Party’s employees, agents, representatives or attorneys, regarding this Agreement, except to the extent such representations are expressly set forth or incorporated in this Agreement. The Parties are not relying upon a legal duty, if one exists, on the part of the other Party (or such other Party’s employees, agents, representatives or attorneys) to disclose any information in connection with the execution of this Agreement or their preparation, it being expressly understood that neither Party shall ever assert any failure to disclose information on the part of the other Party as a ground for challenging this Agreement.

Section 11.21 Performance. Each Party shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary or Affiliate of such Party.

Section 11.22 No Admission of Liability. The allocation of assets and liabilities herein is solely for the purpose of allocating such assets and liabilities between HD and LiveWire and is not intended as an admission of liability or responsibility for any alleged liabilities vis-à -vis any Third Party, including with respect to the liabilities of any non-wholly owned subsidiary of HD or LiveWire.

Section 11.23 Limited Liability of Shareholders. Notwithstanding any other provision of this Agreement, except in the case of fraud no individual who is a shareholder, director, employee, officer, agent or representative of HD or LiveWire, in such individual’s capacity as such, shall have any liability in respect of or relating to the covenants or obligations of HD or LiveWire, as applicable, under this Agreement or in respect of any certificate delivered with respect hereto, to the fullest extent legally permissible, each of HD or LiveWire, for itself and its respective Subsidiaries and its and their respective shareholders, directors, employees and officers, waives and agrees not to seek to assert or enforce any such liability that any such Person otherwise might have pursuant to applicable Law.

Section 11.24 Limitations of Liability. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, NEITHER HD NOR ITS AFFILIATES, ON THE ONE HAND, NOR LIVEWIRE NOR ITS AFFILIATES, ON THE OTHER HAND, SHALL BE LIABLE UNDER THIS AGREEMENT TO THE OTHER FOR ANY INCIDENTAL CONSEQUENTIAL, SPECIAL, INDIRECT, PUNITIVE, EXEMPLARY, REMOTE, SPECULATIVE OR SIMILAR DAMAGES IN EXCESS OF COMPENSATORY DAMAGES OF THE OTHER ARISING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (OTHER THAN ANY SUCH LIABILITY WITH RESPECT TO INDEMNIFICATION OF SUCH DAMAGES PAID BY AN INDEMNITEE IN RESPECT OF A THIRD-PARTY CLAIM); PROVIDED, THAT ANY BREACH OF THIS AGREEMENT BY ANY PARTY SHALL BE SUBJECT TO THE INDEMNIFICATION OBLIGATIONS SET FORTH IN THE SEPARATION AGREEMENT.

Section 11.25 Consent to Jurisdiction (a) ; WAIVER OF JURY TRIAL.

(a) This Agreement, together with any Action, dispute, remedy or other proceeding arising from or relating to this Agreement or the transactions contemplated hereby or any relief or remedies sought by any Parties hereto (whether in contract, tort or statute), and the rights and obligations of the parties hereunder, shall be governed by and construed in accordance with the laws of the State of Delaware for contracts made and to be fully performed in such state, without giving effect to any conflicts of laws rules, principles or regulations that would require the application of the laws of another jurisdiction. The state and federal courts located within the State of Delaware (the “Chosen Courts”) shall have exclusive jurisdiction over any and all disputes between the parties hereto, whether in law or in equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the parties hereto consent to and agree to subject to the exclusive jurisdiction of such Chosen Courts.

(b) THE PARTIES HEREBY WAIVE TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, AND SHALL NOT ASSERT IN ANY SUCH DISPUTE, ANY CLAIM THAT: (I) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS; (II) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS; OR (III) ANY ACTION OR OTHER PROCEEDING COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM. THE MAILING OF PROCESS OF OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 11.5 (OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW) SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER PROVIDED HEREIN. THE PARTIES HEREBY IRREVOCABLY WAIVE ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

HARLEY-DAVIDSON, INC.

By:
Name:	[●]
Title:	Chief Executive Officer

LIVEWIRE EV LLC

By:
Name:	[●]
Title:	Chief Executive Officer

EXHIBIT A

LIVEWIRE EMPLOYEES

1.	Abad, Mariano
2.	Akrikencheikh, Judi
3.	Amber, Lucas
4.	Aunkst, David
5.	Bednarz, Mike
6.	Bekefy, Jon
7.	Krimpelbein, Ben (Pending Start)
8.	Bhushan, Swaroop
9.	Black, Matthew
10.	Blomdahl, Kirk
11.	Brett, Pfarr
12.	Burns, Shannon
13.	Cahya, Harianto,
14.	Chitnis, Abhishek
15.	Cirillo, Jill
16.	Cole, Mark
17.	Connelly, David
18.	Delling, Lindsay
19.	Douglas, Harlan
20.	Easterla, Dylan
21.	Halverson, Eric
22.	Esmael, Mufaddal
23.	Fabian, Lucas
24.	Farage, Ryan
25.	Feldman, Gerald
26.	Fleming, Justin
27.	Flieh, Huthaifa
28.	Frazier, Anna
29.	Gabergrits, Evgueni
30.	Gales, Mark
31.	Gnanasek, Mugesh
32.	Gopireddy, Manasa
33.	Graaf, Jason
34.	Gudmundsson, Stefan
35.	Haag, Jeff
36.	Hafezinasab, Hamidreza
37.	Handley, Christian
38.	Hannah, Michael
39.	Hebert, Stephen
40.	Herb, Robert
41.	Hietpas, Brian
42.	Huang, Robert
43.	Hunter, Mitchell
44.	Klaus, Jeff (Pending Hire)
45.	Nienhuis, Jeffrey (Pending Hire)
46.	Jha, Niharika
47.	Jimenez, Natasha
48.	Johnson, Rick

49.	Jyoti, Nitin
50.	Kato, Mikalea
51.	Kazmirski, Todd
52.	Kelley-Sexton, Margo
53.	Kelly, Renae
54.	Kohlman, Chris
55.	Konieczka, Kyle
56.	Konkel, Eric
57.	Konshak, Joe
58.	Kuczmarski, Ashley
59.	Kulai, Harshith
60.	Lehrbaum, Daniel
61.	Lorbiecki, Alexandra
62.	Luddy, Stephan (pending start)
63.	Gillihan, Maijken (pending start)
64.	Maksim, Sorin (pending start)
65.	Marchese, Gina
66.	Marotta Jr, Frank
67.	Masoud, Vaezi
68.	McGinley, Ben
69.	Mennitt, Tim
70.	Metzner, Adam
71.	Millis, Joseph
72.	Monge, Louie
73.	Morrissey, Ryan
74.	Mroz, Jamieson
75.	Neelam, Chopade
76.	Noonan, Maureen
77.	O’Mahoney, Dylan
78.	Osgood, Steven
79.	Perez, Nicholas
80.	Plesetz, Jonathan
81.	Prosser, Nick
82.	Purfeerst, Jamie
83.	Ravari, Shahriar
84.	Reitinger, Samuel
85.	Richter, Dwayne
86.	Rinaldo, Steven
87.	Romo, Hector
88.	Roseberry, Harlan
89.	Rosenkranz, Erik
90.	Roth, Shannon
91.	Safarik, Dan
92.	Sanchez, Mario
93.	Sandeep, Chava (pending hire)
94.	Scalzo, Timothy
95.	Scherbarth, Brian
96.	Schweiner, Vanessa
97.	Scot, Ferguson
98.	Severance, Ryan
99.	Shweta, Sawant
100.	Silovich, Brian

101.	Stafford, Eric
102.	Strader, Vance
103.	Sweney, Rob
104.	Szymanski, Kevin
105.	Tareen, Affan
106.	Tarun, Sadineni (Pending hire)
107.	Thede, Jared
108.	Thuilliez, Jacob
109.	Tirumalareddy, Pavan
110.	Trebe, Kevin
111.	Uduwage, Don
112.	Weaver, Austin
113.	Weiss, Andrew
114.	Woyak, James
115.	Yuhasz, Donald
116.	Ziegler, Taylor

EXHIBIT B

SHARED EMPLOYEES

1.	Jochen Zeitz
2.	Gina Goetter

EXHIBIT C

HD HEALTH AND WELFARE PLANS

1.	Harley-Davidson, Inc. U.S. Salaried Leave, Vacation and Other Time Off Information

2.	Harley-Davidson Motor Company Group Retiree Health Care Account

3.	Group Insurance Plan for Employees of Harley-Davidson Motor Company Group LLC, which includes the following benefits:

a.	Medical

b.	Prescription drug

c.	Dental

d.	Vision

e.	Life Insurance

f.	Accidental death & dismemberment

g.	Supplemental life insurance

h.	Short-term disability

i.	Long-term disability for salaried employees

j.	Long-term disability and voluntary life insurance for Kansas City Hourly Employees

k.	Personal accident insurance plan

l.	Business travel accident insurance

m.	Employee assistance plan

n.	Cafeteria plan

o.	Health care spending accounts

p.	Dependent care spending account

Annex T

AEA-Bridges Impact Corp.

PO Box 1093

Boundary Hall, Cricket Square

Grand Cayman KY1-1102

Cayman Islands

LiveWire EV, LLC

3700 West Juneau Avenue

Milwaukee, WI 53208

SPONSOR LETTER AGREEMENT

This SPONSOR LETTER AGREEMENT (this “Agreement”), dated as of December 12, 2021, is made by and among AEA-Bridges Impact Sponsor LLC, an exempted company incorporated in the Cayman Islands with limited liability (the “Sponsor”), LiveWire EV, LLC, a Delaware limited liability company (the “Company”), LW EV Holdings, Inc., a Delaware corporation (“HoldCo”), Harley-Davidson, Inc., a Wisconsin corporation (“HD”) and the undersigned individuals (the “Insiders” and together with the Sponsor, the “Sponsor Parties”). The Sponsor, the Company, HoldCo and the Insiders shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, AEA-Bridges Impact Corp., an exempted company incorporated in the Cayman Islands with limited liability (“SPAC”), HD, the Company, the Sponsor, HoldCo and LW EV Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of HoldCo, entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated, supplemented, modified or waived from time to time in accordance with its terms, the “Business Combination Agreement”); and

WHEREAS, the Business Combination Agreement contemplates that the Parties will enter into this Agreement concurrently with the entry into the Business Combination Agreement by the parties thereto, pursuant to which, among other things, (a) the Sponsor and the Insiders, as applicable, will (i) consent to the entry by SPAC into the Business Combination Agreement, (ii) subject to, and conditioned upon the occurrence of the Closing, agree to waive any adjustment to the conversion ratio set forth in the SPAC Organizational Documents or any other anti-dilution or similar protection, in each case, with respect to the SPAC Class B Ordinary Shares (and any other equity securities of SPAC or HoldCo for which the SPAC Class B Ordinary Shares are exchanged or into which the SPAC Class B Ordinary Shares are converted) (whether resulting from the transactions contemplated by the Subscription Agreements or otherwise), and (iii) transfer and/or forfeit certain Sponsor Shares (as defined below) on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in order to induce the Company to enter into the Business Combination Agreement and in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1. Consent to Business Combination.

(a) Pursuant to Section 3 of that certain Letter Agreement, dated as of October 1, 2020 (the “Insider Letter Agreement”), by and among the Sponsor and certain insiders thereto, the Sponsor hereby consents to the entry by SPAC into the Business Combination Agreement and each other Ancillary Agreement to which SPAC is or will be a party.

(b) Each Sponsor Party (in his, her or its capacity as a shareholder of SPAC and on behalf of himself or itself and not the other Sponsor Parties) hereby agrees to vote (or cause to be voted) at any meeting of the shareholders of SPAC or adjournment or postponement thereof (each, a “Shareholders’ Meeting”), and in any action by written resolution of the shareholders of SPAC, all of such Sponsor Party’s Subject SPAC Equity Securities (as defined below) and all other equity securities of SPAC such Sponsor Party is entitled to vote on the matter in favor of the Transaction Proposals (including the adoption of the Business Combination Agreement and approval of the Domestication), and against any action, proposal, transaction, agreement or other matter presented at the Shareholders’ Meeting that would reasonably be expected to (i) result in a breach of SPAC’s covenants, agreements or obligations under the Merger Agreement, (ii) cause any of the conditions to the Closing set forth in Article 11 of the Merger Agreement not to be satisfied or (iii) otherwise materially impede, materially interfere with, materially delay, materially discourage, materially and adversely affect or materially inhibit the timely consummation of, the transactions contemplated by the Merger Agreement. The obligations of the Sponsor Parties specified in this Agreement, including this Section 1, shall apply whether or not the SPAC’s Board of Directors shall have effected a Modification in Recommendation.

(c) Each Sponsor Party agrees, except in a manner not in direct or indirect contravention or breach of the Business Combination Agreement or any Ancillary Agreement, not to make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any equity interests of SPAC in connection with any vote or other action with respect to the Transactions or any Ancillary Agreement, other than to recommend that the SPAC Shareholders vote in favor of the Transaction Proposals, including the adoption of the Business Combination Agreement, the Ancillary Agreements and the Transactions (and any actions required in furtherance thereof and otherwise as expressly provided in this Section 1).

(d) Each Sponsor Party agrees (i) to refrain from exercising any dissenters’ rights or rights of appraisal under applicable Law (if any) at any time with respect to the Business Combination Agreement, the Ancillary Agreements and the Transactions and (ii) not to commence or bring in any claim challenging the validity of any provision of this Agreement.

(e) In the event of any equity dividend or distribution, or any change in the equity interests of SPAC by reason of any equity dividend or distribution, equity split, recapitalization, combination, conversion, exchange of equity interests or the like prior to the Closing, the term “Subject SPAC Equity Securities” shall be deemed to refer to and include all of the SPAC Ordinary Shares held of record or beneficially by such Sponsor Party as of such time (the SPAC Ordinary Shares that such Sponsor Party holds of record or beneficially as of any determination time are hereinafter referred to, with respect to each Sponsor Party, as the “Subject SPAC Equity Securities”), as well as all such equity dividends and distributions and any securities into which or for which any or all of the Subject SPAC Equity Securities may be changed or exchanged or which are received in such transaction.

2. Waiver of Anti-dilution Protection. Each Sponsor Party hereby waives, subject to, and conditioned upon, the occurrence of the Closing (for himself, herself or itself and for his, her or its successors, heirs and assigns), to the fullest extent permitted by Law and the SPAC Organizational Documents, and agrees not to assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the conversion ratio set forth in the SPAC Organizational Documents or any other anti-dilution or similar protection, in each case, with respect to the SPAC Class B Ordinary Shares (and any other equity securities of SPAC or HoldCo for which the SPAC Class B Ordinary Shares are exchanged or into which the SPAC Class B Ordinary Shares are converted) in connection with the Transactions or otherwise (including in connection with the issuance of shares in connection with the PIPE Investment). SPAC hereby acknowledges and agrees to such waiver.

3. Transfer Restrictions on Shares. Except as expressly contemplated by the Business Combination Agreement, with the prior written consent of the Company or with respect to a Transfer of the type set forth in clause (A) through clause (E) below, from and after the date hereof until the earlier of the date of the Closing or the termination of the Business Combination Agreement in accordance with its terms, each Sponsor Party hereby agrees that he, she or it shall not, shall not (i) sell, assign, transfer (including by operation of law), place a lien on, pledge, dispose of or otherwise encumber any of his, her or its Subject SPAC Equity Securities and SPAC Ordinary Warrants or otherwise agree to do any of the foregoing (each, a “Transfer”), (ii) deposit any of his, her or its Subject SPAC Equity Securities and SPAC Ordinary Warrants into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to any of his, her or its Subject SPAC Equity Securities and SPAC Ordinary Warrants that conflicts with any of the covenants or agreements set forth in this Agreement, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any of his, her or its Subject SPAC Equity Securities and SPAC Ordinary Warrants, (iv) engage in any hedging or other transaction which is designed to, or which would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)), lead to or result in a sale or disposition of his, her or its Subject SPAC Equity Securities and SPAC Ordinary Warrants even if such Subject SPAC Equity Securities and SPAC Ordinary Warrants would be disposed of by a person other than such Sponsor Party or (v) take any action that would have the effect of preventing or materially delaying the performance of his, her or its obligations hereunder; provided, however, that the foregoing shall not apply to any Transfer (A) to SPAC officers or directors, any affiliates or family member of any of SPAC’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor, or any employees of such affiliates; (B) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (D) in the case of an individual, pursuant to a qualified domestic relations order; and (E) by virtue of the Sponsor’s organizational documents upon liquidation or dissolution of the Sponsor; provided, that any transferee of any Transfer of the type set forth in clause (A) through clause (E) must enter into a written agreement in form and substance reasonably satisfactory to the Company agreeing to be bound by this Agreement prior to the occurrence of such Transfer.

4. Transfer and/or Forfeiture of Shares. In connection with the Transactions, Sponsor hereby agrees to forfeit and/or transfer up to an aggregate of 2,000,000 SPAC Class B Ordinary Shares owned by the Sponsor (“Sponsor Shares”) in accordance with Schedule 1.1 hereto. HD and HoldCo hereby acknowledge and agree to comply with their respective obligations set forth in Schedule 1.1.

5. Other Covenants.

(a) From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Section 7, no Sponsor Party shall, and each Sponsor Party shall instruct its and their representatives not to, (i) make any proposal or offer that constitutes a Business Combination Proposal, (ii) initiate any discussions or negotiations with any Person with respect to a Business Combination Proposal or (iii) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal, in each case, other than to or with the Company and its respective representatives. From and after the date hereof, each Sponsor Party shall, and shall instruct its officers and directors (if applicable) and its representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal (other than the Company and its representatives).

(b) The Sponsor hereby agrees to provide to SPAC, the Company and their respective Representatives any information in its possession or control regarding such Sponsor Party or the Subject SPAC Equity Securities that is reasonably requested by SPAC, the Company or their respective Representatives and is required in order for the Company and SPAC to comply with Section 8.1 (Trust Account), Section 5.19 (Registration Statement, Proxy Statement and Proxy Statement/Registration Statement) and Section 13.12 (Publicity) of the Business

Combination Agreement. To the extent required by applicable Law, the Sponsor hereby authorizes the Company and SPAC to publish and disclose in any announcement or disclosure required by the SEC, NYSE or the Registration Statement / Proxy Statement (including all documents and schedules filed with the SEC in connection with the foregoing), the Sponsor’s identity and ownership of the Subject SPAC Equity Securities and the nature of the Sponsor’s commitments and agreements under this Agreement, the Business Combination Agreement and any other Ancillary Agreements; provided, that such disclosure is made in compliance with the provisions of the Business Combination Agreement.

(c) Each Sponsor Party acknowledges and agrees that the Company is entering into the Business Combination Agreement in reliance upon each Sponsor Party entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement and but for each such Sponsor Party entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement, the Company would not have entered into or agreed to consummate the Transactions or the Ancillary Agreements.

6. Sponsor Party Representations and Warranties. Each Sponsor Party, severally and not jointly, represents and warrants to HoldCo and the Company as follows, solely with respect to such Sponsor Party:

(a) Ownership. Such Sponsor Party owns free and clear of all Liens (other than transfer restrictions under applicable securities Laws) the number of Subject SPAC Equity Securities set forth opposite such Sponsor Party’s name on the signature page to this Agreement. Such Sponsor Party has, and will have at all times during the term of this Agreement, the sole voting power with respect to his, her or its Subject SPAC Equity Securities. Such Subject SPAC Equity Securities are the only equity securities in SPAC owned of record or beneficially by such Sponsor Party on the date of this Agreement, and none of such Subject SPAC Equity Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject SPAC Equity Securities, except as provided hereunder. Such Sponsor Party does not hold or own any rights to acquire (directly or indirectly) any equity interests in SPAC or any equity securities convertible into, or that can be exchanged for, equity securities of SPAC.

(b) Organization. If such Sponsor Party is not an individual, it is duly organized, validly existing and in good standing (where applicable) under the Laws of the jurisdiction in which it is incorporated, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Sponsor Party’s corporate or organizational powers and have been duly authorized by all necessary corporate or organizational action on the part of the Sponsor Party. If such Sponsor Party is an individual, such Sponsor Party has full legal capacity, right and authority to execute and deliver this Agreement and to perform such Sponsor Party’s obligations hereunder.

(c) Authority. This Agreement has been duly executed and delivered by such Sponsor Party and, assuming the due authorization, execution and delivery hereof by the other Parties hereto, this Agreement constitutes a legally valid and binding obligation of such Sponsor Party, enforceable against such Sponsor Party in accordance with the terms hereof (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of such Sponsor Party.

(d) Non-Contravention. The execution and delivery of this Agreement by such Sponsor Party does not, and the performance by such Sponsor Party of its obligations hereunder will not, (i) result in a violation of applicable Law, except for such violations which would not reasonably be expected, individually or in the aggregate, to have a material adverse effect upon such Sponsor Party’s ability to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement, (ii) if such Sponsor Party is not an individual, conflict with or result in a violation of the governing documents of such Sponsor Party, or (iii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Sponsor Party or the Sponsor Party’s Shareholder’s Subject SPAC Equity Securities).

(e) Legal Proceedings. As of the date of this Agreement, there is no Action pending against, or to the knowledge of such Sponsor Party, threatened against such Sponsor Party or any of its Affiliates, by or before (or that would be by or before) any Governmental Authority that, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected, individually or in the aggregate, to have a material adverse effect upon the ability of such Sponsor Party to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement. None of such Sponsor Party or any of its Affiliates is subject to any Governmental Order that would reasonably be expected, individually or in the aggregate, to have a material adverse effect upon the ability of such Sponsor Party to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement or the Business Combination Agreement.

(f) Brokers’ Fees. Except for the fees described in Section 5.14 of the SPAC Disclosure Schedules, no investment banker, broker, finder or other intermediary is entitled to a fee or commission from such Sponsor Party in respect of the Business Combination Agreement, this Agreement or any of the respective Transactions and hereby based upon any arrangement or agreement made by a Sponsor Party.

7. Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, upon the valid termination of the Business Combination Agreement in accordance with its terms, and upon such termination, this Agreement shall be null and void and of no effect whatsoever, and the Parties hereto shall have no rights or obligations under this Agreement.

8. No Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be made against, the Parties. Except to the extent a Party hereto (and then only to the extent of the specific obligations undertaken by such Party herein), (i) no past, present or future director, manager, officer, employee, incorporator, member, partner, direct or indirect equityholder, Affiliate, agent, attorney, advisor or representative or Affiliate of a Party, (ii) no past, present or future director, officer, employee, incorporator, member, partner, direct or indirect equityholder, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of a Party and (iii) no successor, heir or representative of a Party shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Parties under this Agreement for any claim based on, arising out of, or related to this Agreement.

9. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) the Insiders make no agreement or understanding herein in any capacity other than in each such Insider’s capacity as a record holder and beneficial owner of the Subject SPAC Equity Securities, and not, as applicable, in such Insider’s capacity as a director, officer or employee of SPAC and (b) nothing herein will be construed to limit or affect any action or inaction by any Insider or any other Person (including any representative of the Sponsor) serving as a member of the board of directors (or other similar governing body) of SPAC or as an officer, employee or fiduciary of SPAC, in each case, acting in such Person’s capacity as a director, officer, employee or fiduciary of SPAC.

10. No Third Party Beneficiaries. Except as set forth in Section 3 or Section 9, this Agreement shall be for the sole benefit of the Parties, HD and SPAC and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties, HD and SPAC and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

11. Remedies. The Parties agree that irreparable damage for which monetary damages would occur in the event that any Party does not perform his or its respective obligations under the provisions of this Agreement

(including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that each Party shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

12. Fees and Expenses. Except as otherwise expressly set forth in the Business Combination Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided, that any such fees and expenses incurred by any Insider on or prior to the Merger Effective Time shall, in the sole discretion of the Sponsor, be allocated to SPAC and deemed to be SPAC Transaction Expenses.

13. No Ownership Interest. Nothing contained in this Agreement will be deemed to vest in HoldCo, the Company, HD or any of their Affiliates or SPAC or any of its Affiliates any direct or indirect ownership or incidents of ownership of or with respect to SPAC Ordinary Shares held by any Sponsor Party. All rights, ownership and economic benefits of and relating to the applicable SPAC Ordinary Shares shall remain vested in and belong to each applicable Sponsor Party, and HoldCo, the Company, HD and SPAC (and each of their respective Affiliates) shall have no authority to exercise any power or authority to direct any Sponsor Party in the voting of any SPAC Ordinary Shares owned by him, her or it (if any), except as otherwise expressly provided in the Insider Letter Agreement with respect to SPAC Ordinary Shares owned by him, her or it (if any). Except as otherwise set forth in the Insider Letter Agreement, no Sponsor Party shall be restricted from voting in favor of, against or abstaining with respect to any other matters presented to the SPAC Shareholders.

14. Amendments and Waivers. Any provision of this Agreement may be amended or modified in whole or in part only by an agreement in writing and signed by the Parties, and any provision of this Agreement may be waived if such waiver is in writing and signed by the Party(ies) against whom such waiver is sought. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

15. Assignment. Subject to Section 11, none of this Agreement or any of the rights, interests or obligations hereunder shall be assignable by a Party without the prior written consent of the other Parties hereto. This Agreement shall be binding on, and inure to the benefit of, the Parties and their respective successors, heirs, personal representatives and assigns and with respect to a Transfer of the type set forth in clause (A) through clause (E) of Section 2. Any attempted amendment or assignment of this Agreement not in accordance with the terms of this Section 15 shall be null and void ab initio.

16. Several and Not Joint. The representations, warranties, covenants and agreements set forth herein shall be several (and not joint or joint and several) representation, warranties, covenants and agreements of each Sponsor Party.

17. Notices. Any notice, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail, return receipt requested, postage prepaid, (iii) when delivered by FedEx or another nationally recognized overnight delivery service or (iv) when delivered by email (unless an “undeliverable” or similar message is received with respect to each email address provided in or pursuant to this Section 16 for the applicable Party) (provided, that, any such notice or other communication delivered in the manner described in any of the preceding clauses (i), (ii) and (iii) shall also be delivered by email no later than 24 hours after being dispatched in the manner described in the preceding clause (i), (ii) or (iii), as applicable), in each case, addressed as follows:

If to the Sponsor, HoldCo or the Insiders, to:

AEA-Bridges Impact Corp.

PO Box 1093

Boundary Hall, Cricket Square

Grand Cayman KY1-1102

Cayman Islands

Attention: Barbara Burns

Email: bburns@aeainvestors.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:	Joshua Kogan, P.C.
Email:	joshua.kogan@kirkland.com

Kirkland & Ellis LLP

1601 Elm Street

Dallas, TX 75201

Attention:	Melissa D. Kalka
Email:	melissa.kalka@kirkland.com

If to the Company or HD, to:

c/o LiveWire

3700 West Juneau Avenue

Milwaukee, WI 53208

Attention:	Paul Krause
Email:	paul.krause@harley-davidson.com
H-DGeneralCounsel@harley-davidson.com

with a copy (which shall not constitute notice) to

Latham & Watkins LLP

811 Main St.

Houston, TX 77002

Attention:	Ryan J. Maierson
Jason Morelli
Email:	ryan.maierson@lw.com
jason.morelli@lw.com

18. Incorporation by Reference. Sections 13.10 (Entire Agreement), 13.7 (Governing Law), 13.8 (Headings; Counterparts) 13.13 (Severability), and 13.14 (Jurisdiction; Waiver of Jury Trial) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.

[signature pages follows]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

AEA-BRIDGES IMPACT SPONSOR LLC

By:	/s/ John Garcia
Name:	John Garcia
Title:	Manager

LIVEWIRE EV, LLC

By:	/s/ Jochen Zeitz
Name:	Jochen Zeitz
Title:	Authorized Signatory

LW EV HOLDINGS, INC.

By:	/s/ John Garcia
Name:	John Garcia
Title:	President, Treasurer and Secretary

HARLEY-DAVIDSON, INC.

By:	/s/ Paul J. Krause
Name:	Paul J. Krause
Title:	Chief Legal Officer

INSIDERS

/s/ John Garcia
John Garcia

/s/ John Replogle
John Replogle

/s/ George Serafeim
George Serafeim

Schedule 1.1

1.

HoldCo and SPAC may elect to enter into additional Subscription Agreements (in form and substance agreed to by HD and SPAC in accordance with the BCA) with one or more third parties (the “PIPE Investors”) after the date hereof (the “PIPE Subscriptions”), for up to an additional aggregate gross proceeds of $100,000,000 in exchange for shares of HoldCo Common Stock.

2.

If any PIPE Investor requires an Effective Price of less than $10.00 per share of HoldCo Common Stock, and the Parties mutually agree that HoldCo will enter into PIPE Subscriptions at such a price, the Sponsor shall transfer up to 865,000 Sponsor Shares in the aggregate to PIPE Investors to reach the agreed Effective Price; provided, that in no event shall HoldCo issue or sell shares of HoldCo Common Stock to any PIPE Investor for an Effective Price of less than $9.20 per share. . The “Effective Price” per share under any Subscription Agreement shall be equal to (a) the aggregate dollar amount of subscriptions contemplated thereby divided by (b) the sum of ((x) the number of shares to be issued under such Subscription Agreement, plus (y) the number of Sponsor Shares such PIPE Investor will receive from Sponsor in connection with the Closing).

3.	In the event (a) Available Cash at Closing is less than $450,000,000 and (b) any of the PIPE Subscriptions contemplate an Effective Price that is less than $10.00 per share, then:

(1) the Sponsor will transfer up to 865,000 Sponsor Shares to the KYMCO Group in order to fulfill HoldoCo’s and SPAC’s “most favored nation” obligation set forth in Section 14 of the KYMCO Subscription Agreements (the “KYMCO Obligation”); and

(2) Sponsor will forfeit an amount of Sponsor Shares equal to the difference between (A) 2,000,000 and (B) the sum of (x) any shares transferred to the PIPE Investors pursuant to the clause 2 hereof and (y) to satisfy the KYMCO Obligation.

4.	In the event that the Available Cash at Closing is equal to or greater than $450 million, and any of the PIPE Subscriptions contemplate an Effective Price that is less than $10.00 per share, then:

(1) if the gross amount of the PIPE Subscriptions are $100 million in the aggregate, then HD shall be solely responsible for the KYMCO Obligation and shall agree to transfer up to 865,000 of the shares of HoldCo Common Stock that it will receive as consideration for the Exchange under Section 3.4 of the BCA to the KYMCO Group to satisfy the KYMCO Obligation;

(2) if the gross amount of the PIPE Subscriptions are less than $100 million, then:

(A) Sponsor shall transfer to the KYMCO Group (their applicable pro rata share) a number of Sponsor Shares equal to the difference between 865,000 and the number of Sponsor Shares transferred to the PIPE Investors pursuant to clause 2 hereof to the extent required to satisfy the KYMCO Obligation; and

(B) if, after accounting for the transfer of any Sponsor Shares to the KYMCO Group pursuant to the immediately preceding subclause (2)(A), the KYMCO Obligation has not been satisfied in full, HD shall be responsible for such deficiency and shall transfer a number of shares of HoldCo Common Stock to the KYMCO Group to satisfy such deficiency in full.

5.

HD and SPAC may mutually agree that (i) HoldCo may issue new shares of HoldCo Common Stock to any PIPE Investor or KYMCO in exchange for Sponsor’s forfeiture of an equal number of Sponsor Shares, in lieu of the Sponsor’s transfer of Sponsor Shares to a PIPE Investor or KYMCO, as applicable, as contemplated by this Schedule 1.1 and (ii) HoldCo may issue new shares of HoldCo Common Stock to KYMCO in exchange for HD’s forfeiture of an equal number of common shares that would have otherwise been issued to HD pursuant to the Business Combination Agreement, in satisfaction of HD’s obligations contemplated by this Schedule 1.1.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”).

HoldCo’s certificate of incorporation provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and HoldCo’s bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

In addition, effective upon the consummation of the Business Combination, as defined in Part I of this registration statement, HoldCo has entered into indemnification agreements with directors, officers, and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require HoldCo, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Business Combination Agreement, dated as of December 12, 2021, by and among Harley-Davidson, Inc., AEA-Bridges Impact Corp., LW EV Holdings, Inc., LW EV Merger Sub, Inc. and LiveWire EV, LLC (included as Annex A to the proxy statement/prospectus).

3.1*	Form of Proposed Certificate of Incorporation of AEA-Bridges Impact Corp. to become effective following the Domestication but prior to the Merger (included as Annex B to the proxy statement/prospectus).

3.2*	Form of Proposed Bylaws of AEA-Bridges Impact Corp. to become effective following the Domestication but prior to the Merger (included as Annex C to the proxy statement/prospectus).

3.3*	Form of Proposed Certificate of Incorporation of HoldCo to become effective following the Merger and to remain in effect following the Closing (included as Annex D to the proxy statement/prospectus).

3.4*	Form of Proposed Bylaws of HoldCo to become effective following the Merger and to remain in effect following the Closing (included as Annex E to the proxy statement/prospectus).

4.3*	ABIC Warrant Agreement, dated as of October 1, 2020, by and between AEA-Bridges Impact Corp. and Continental Stock Transfer & Trust Company, as transfer agent.

5.1*	Opinion of Kirkland & Ellis LLP.

8.1*	Tax Opinion of Kirkland & Ellis LLP

Exhibit No.	Description

10.1*	Existing Letter Agreement, dated as of October 1, 2020, by and among AEA-Bridges Impact Corp., AEA-Bridges Impact Sponsor LLC and certain officers and directors of AEA-Bridges Impact Corp.

10.2*	Insider Letter Agreement, dated as of December 12, 2021, by and among AEA-Bridges Impact Corp., AEA-Bridges Impact Sponsor LLC and certain officers and directors of AEA-Bridges Impact Corp. (included as Annex P to the proxy statement/prospectus).

10.3*	Form of Investment Agreements (included as Annex O to the proxy statement/prospectus).

10.4*	Form of HoldCo Registration Rights Agreement to be entered into at Closing (included as Annex F to the proxy statement/prospectus).

10.5*	Form of LW EV Holdings, Inc. 2022 Incentive Award Plan (included as Annex G to the proxy statement/prospectus).

10.6#*	Long Term Collaboration Agreement, dated as of December 12, 2021, by and between LiveWire EV, LLC and Kwang Yang Motor Co., Ltd. (included as Annex I to the proxy statement/prospectus).

10.7#*	Form of Separation Agreement to be entered into at Closing (included as Annex H to the proxy statement/prospectus).

10.8*	Form of Tax Matters Agreement to be entered into at Closing (included as Annex J to the proxy statement/prospectus).

10.9*	Form of Contract Manufacturing Agreement to be entered into at Closing (included as Annex K to the proxy statement/prospectus).

10.10*	Form of Transition Services Agreement to be entered into at Closing (included as Annex L to the proxy statement/prospectus).

10.11*	Form of Master Services Agreement to be entered into at Closing (included as Annex M to the proxy statement/prospectus).

10.12*	Form of Intellectual Property License Agreement to be entered into at Closing (included as Annex P to the proxy statement/prospectus).

10.13#*	Form of Trademark License Agreement to be entered into at Closing (included as Annex Q to the proxy statement/prospectus).

10.14#*	Form of Joint Development Agreement to be entered into at Closing (included as Annex R to the proxy statement/prospectus).

10.15#	Form of Employee Matter Agreement to be entered into at Closing (included as Annex S to the proxy statement/prospectus).

10.16*	Investor Support Agreement, dated as of December 12, 2021, by and among AEA-Bridges Sponsor LLC, LiveWire EV, LLC, LiveWire Group, Inc. (formerly known as LW EV Holdings, Inc.), Harley-Davidson, Inc., John Garcia, John Replogle, and George Serafeim (included as Annex T to the proxy statement/prospectus).

21.1*	List of Subsidiaries of AEA-Bridges Impact Corp.

23.1	Consent of WithumSmith+Brown, PC.

23.2	Consent of Ernst & Young LLP.

23.3*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page).

99.1*	Form of Preliminary Proxy Card

Exhibit No.	Description

101.INS*	Inline XBRL Instance Document — this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

107*	Filing Fee Table

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). ABIC and HoldCo agree to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

#	Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10).
*	Previously filed.

Item 22.	Undertakings.

The undersigned registrant, hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)    That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of London, England on June 10, 2022.

AEA-BRIDGES IMPACT CORP.

By:	/s/ John Garcia
Name:	John Garcia
Title:	Chair and Co-Chief Executive Officer

By:	/s/ Michele Giddens
Name:	Michele Giddens
Title:	Co-Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on June 10, 2022:

Signature	Title

/s/ John Garcia	Chairman, Co-Chief Executive Officer and Director (Principal Executive Officer)
John Garcia

*	Co-Chief Executive Officer and Director (Principal Executive Officer)
Michele Giddens

*	Chief Financial Officer and Director (Principal Financial and Accounting Officer)
Ramzi Gedeon

*	Director
Steven E. DeCillis II

*	Director
John Replogle

*	Director
George Serafeim

*	Director
Brian Trelstad

*By: /s/ John Garcia
Name: John Garcia
Title: Attorney-in-Fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this registration statement, solely in its capacity as the duly authorized representative of AEA-Bridges Impact Corp., in the City of Boston, United States, on June 10, 2022.

By:	/s/ Brian Trelstad
Name:	Brian Trelstad
Title:	Authorized Representative

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of London, England on June 10, 2022.

LIVEWIRE GROUP, INC.

By:	/s/ John Garcia
Name:	John Garcia
Title:	President, Secretary, Treasurer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on June 10, 2022:

Signature	Title

/s/ John Garcia	President, Secretary, Treasurer and Director (Principal Executive, Financial and Accounting Officer)
John Garcia

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this registration statement, solely in its capacity as the duly authorized representative of LiveWire Group, Inc., in the City of Boston, United States, on June 10, 2022.

By:	/s/ Brian Trelstad
Name:	Brian Trelstad
Title:	Authorized Representative